OLD MUTUAL | plc

5th Floor, Old Mutual Place, 2 Lambeth Hill, London EC4V 4GG
Tel +44 (0)20 7002 7000 Fax +44 (0)20 7002 7200 www.oldmutual.com

05009936

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street
Washington, D.C. 20549
USA

19 July 2005

Attention: Special Counsel/Office of International Corporate Finance

Dear Sirs

Old Mutual plc – File No. 82-4974

In accordance with the exemption of Old Mutual plc ("OM plc") pursuant to Rule 12g 3-2(b) under the Securities Exchange Act of 1934 under the above file reference number, I am enclosing herewith copies of the following material press releases or other material public documents issued by OM plc or its subsidiaries since our letter to the SEC dated 1 March 2005:

- Announcement by OM plc dated 15 March 2005 relating to an issue of Tier 1 preferred securities;
- OM plc Annual Report and Accounts for 2004;
- Announcement by OM plc dated 1 April 2005 relating to currency conversions of its final dividend for the year ended 31 December 2004;
- Annual Report and Accounts for 2004 of Nedbank Group Limited (formerly Nedcor Limited) ("Nedbank");
- Annual Report and Accounts for 2004 of Mutual & Federal Insurance Company Limited ("M&F");
- Announcement dated 26 April 2005 of assets under management by Old Mutual Asset Management (US) at the end of Q1 2005;
- Announcement dated 28 April 2005 of the appointment of Peter Baxter as CEO of Old Mutual Asset Managers (UK) Limited;
- Announcement by OM plc dated 3 May 2005 on restated financial information for the year ended 31 December 2004 and the six months ended 30 June 2004 under International Financial Reporting Standards;
- Trading update by Nedbank and results of Nedbank's Annual General Meeting ("AGM") dated 5 May 2005;
- Trading update by OM plc dated 11 May 2005 on Q1 2005;
- Announcement by OM plc dated 11 May 2005 of the results of shareholder voting on resolutions put to the AGM and confirming Mr Collins' succession to Mr Levett as Chairman;
- Trading update by M&F dated 11 May 2005;
- Announcement by OM plc dated 13 May 2005 relating to press speculation about a possible transaction;

- OM plc shareholder circular dated 27 May 2005 relating to OM plc's, Nedbank's and M&F's Black Economic Empowerment ("BEE") ownership proposals;
- Announcement dated 10 June 2005 relating to disclosable share interests in OM plc of Barclays PLC and Aviva plc;
- Announcement by OM plc dated 13 June 2005 concerning a significant shareholding by Sanlam Investment Management (Pty) Limited;
- Nedbank shareholder circular dated 15 June 2005 relating to its BEE ownership proposals;
- M&F shareholder circular dated 15 June 2005 relating to its BEE ownership proposals;
- Announcement by OM plc dated 20 June 2005 relating to the impact on 2004 results of European Embedded Value principles;
- Trading update by M&F dated 5 July 2005;
- Announcement by OM plc dated 6 July 2005 of the results of shareholder voting relating to the Group's BEE ownership proposals;
- Announcement by OM plc dated 6 July 2005 of Barclays PLC ceasing to hold a notifiable shareholding interest; and
- Announcement by OM plc dated 18 July 2005 of the results of a court case confirming the scheme of arrangement relating to its BEE ownership proposals.

Yours faithfully

M C Murray
Group Company Secretary
Old Mutual plc

OLD MUTUAL | plc

NEWS RELEASE

Old Mutual launches Innovative Tier 1 preferred securities

Old Mutual plc ("Old Mutual") has today launched and priced a £350 million issue of Perpetual Preferred Callable Securities with an initial coupon of 6.376 per cent. payable annually in arrear until the first call date in March 2020. The issue price is 100 per cent. The issue yield to the first call is 6.2775 per cent. semi-annual, based on a spread of 150 basis points over the 8 per cent. Gilt due 2021 at the time of pricing. If the issue is not called in 2020, the coupon will reset semi-annually at a margin of 223 bps over 6 month LIBOR.

The transaction was launched after a 4-day investor roadshow in the UK.

The issue will be used to fund the general business and commercial activities of the Group, including repayment of existing debts, and to augment its regulatory capital base. It is expected to be rated Baa2/BBB+ by Moody's and Fitch respectively and will be listed on the Stock Market of Euronext Amsterdam N.V.

Julian Roberts, Old Mutual's Group Finance Director, commented: "We have taken advantage of good investor appetite for high-quality Sterling paper to launch an issue of securities for Old Mutual plc that will qualify as Tier 1 capital. We are delighted with the response of investors to the Old Mutual name and credit in this issue, which follows the recent improvements to our credit rating outlook."

15 March 2005

ENQUIRIES:

Investor Relations:
James Poole +44 (0) 20 7002 7000

Group Treasury:
Don Hope +44 (0) 20 7002 7124

NOTES TO EDITORS:

The joint bookrunners are Barclays Capital and UBS Investment Bank

For further details about Old Mutual plc visit www.oldmutual.com

Final Dividend for the year ended 31 December 2004 (No. 11)
Currency Conversion

In the preliminary announcement by Old Mutual plc of its results for the year ended 31 December 2004 published on 28 February 2005, the company announced a recommended final dividend of 3.5p per share or its equivalent in other currencies of payment using the exchange rates prevailing on 31 March 2005 (or 30 March 2005, in the case of Zimbabwe, as 31 March was a public holiday there).

The local currency equivalents of the proposed dividend have now been established and are as follows:

South Africa	41.28 South African cents per share
Malawi	7.238 Malawi Kwachas per share
Namibia	41.28 Namibian cents per share
Zimbabwe	402.2 Zimbabwean dollars per share

Subject to being approved by shareholders at the Annual General Meeting on 11 May 2005, the final dividend will be paid on 31 May 2005.

The record date for this dividend payment is the close of business on Friday, 22 April 2005 for all the Exchanges where the Company's shares are listed. The last day to trade cum-dividend on the JSE Securities Exchange South Africa ("JSE") and on the Namibian and Malawi Exchanges will be Friday, 15 April 2005, on the Zimbabwe Stock Exchange, Thursday, 14 April 2005, and on the London Stock Exchange, Tuesday, 19 April 2005. The shares will trade ex-dividend from the opening of business on Monday, 18 April 2005 on the JSE and on the Namibian and Malawi Exchanges, from the opening of business on Friday, 15 April 2005 on the Zimbabwe Stock Exchange, and from the opening of business on Wednesday, 20 April 2005 on the London Stock Exchange.

Share certificates may not be dematerialised or rematerialised on the South African branch register between Monday, 18 April and Friday, 22 April 2005, both dates inclusive, and transfers between the registers may not take place during that period (or from Friday, 15 April to Friday, 22 April 2005, both dates inclusive, in the case of Zimbabwe).

Holders of 3.625 per cent. Guaranteed Convertible Bonds due 2005 of Old Mutual Finance (Cayman Islands) Limited who wish to exercise their conversion rights into Old Mutual plc shares, must give notice in accordance with the terms of the Bonds on or before Thursday, 21 April 2005, if they wish to convert into shares that qualify to receive the final dividend of 3.5p per share payable on 31 May 2005.

1 April 2005

ENQUIRIES:

Old Mutual plc UK
Miranda Bellord +44 (0) 20 7002 7133

Old Mutual plc SA
Nad Pillay +27 (0) 21 504 8026

For further information about Old Mutual plc visit www.oldmutual.com

NEWS RELEASE

Old Mutual Asset Management Reports Assets Under Management for First Quarter 2005

Net Inflows Reach Record Quarterly High of $9.4 Billion

BOSTON--April 26, 2005--Old Mutual Asset Management, the U.S. asset management group of Old Mutual plc (LSE: OML), today announced assets under management for the group at the end of the first quarter of 2005. Assets managed by the group's member firms increased 5.4% in the quarter, from $184.6 billion on December 31, 2004, to $194.5 billion on March 31, 2005. Net inflows of client assets in the quarter reached a record high of $9.4 billion, including $2.0 billion in cash collateral assets, while sales of businesses in Japan accounted for a reduction of $0.2 billion. Investment performance in the funds under management at member firms was responsible for $0.7 billion of the total increase for the quarter.

"This quarter's group-level results reflect superior execution by our member firms," said Scott Powers, chief executive of Old Mutual Asset Management. "Our firms continue to focus on their investment disciplines and providing clients with the specialized expertise and specific market exposure they require."

About Old Mutual Asset Management

The member firms of Old Mutual Asset Management provide high-quality, actively managed investment products in all major asset classes and investment styles, with each firm focusing on its own specialized area of expertise. More information on member firms, and their investment teams and strategies, is available from the group's Web site at www.oldmutualus.com. The group's parent is Old Mutual plc, an international financial services company based in London, with operations in asset management, life assurance, banking and general insurance. More information on Old Mutual is available at www.oldmutual.com.

Contact:
Media: Tucker Hewes, (212) 207-9451, tucker@hewescomm.com
Investors: James Poole, 44 (0)20 7002 7000, james.poole@omg.co.uk

# # #

Old Mutual Asset Managers (UK) Limited
5th Floor 80 Cheapside London EC2V 6EE
Telephone: 020 7332 7500 Fax: 020 7332 7550

OLD MUTUAL ASSET MANAGERS

Press release

28 April 2005

BAXTER TO BECOME CEO AT OMAM (UK)

After 4 ½ years as Chief Executive Officer at Old Mutual Asset Managers (UK) (OMAM), John Ainsworth has decided to leave. Peter Baxter, who joined OMAM with John Ainsworth as Chief Investment Officer in September 2000, will become Chief Executive Officer.

Citing his reasons for resigning, Ainsworth, who has no immediate plans, said, "I was hired by Old Mutual to build a third-party asset management business. This has now been largely achieved. Over the last four years we have invested heavily in talented people across the organisation and have made large strides in creating a business that is the envy of many of our competitors. OMAM is now ready to move to the next stage of its development and Peter is the right individual to lead OMAM into the future".

Baxter, who was made Deputy Chief Executive Officer in 2001 added: "I have worked closely with John for over ten years, I am personally sorry he has decided to move on. We have built a fabulous platform at OMAM, establishing a strong investment, distribution and operational capability. We continue to invest heavily in all of these areas as we seek to achieve our goal of becoming one of the leading players in the unit trust and hedge fund market".

OMAM is one of the few insurance company owned asset managers to have successfully built a third-party asset management business. Market leading performance in areas such as quantitative strategies, UK mid and small cap equities and fixed interest has resulted in extremely strong inflows from third-party clients over the last few years.

Commenting on the recent news, Hasan Askari, Chairman of OMAM (UK) added:

Old Mutual Asset Managers (UK) Limited
5th Floor 80 Cheapside London EC2V 6EE
Telephone: 020 7332 7500 Fax: 020 7332 7550

OLD MUTUAL ASSET MANAGERS

Press release

"I have thoroughly enjoyed working with John Ainsworth; the strategy he presented to Old Mutual in 2000 showed considerable foresight and has led to OMAM being an extremely highly regarded business both within the Old Mutual group and by its clients. Whilst I will miss working with John, I am delighted that Peter will take responsibility for leading OMAM into the next stage of its development. Peter is clearly a visionary leader in whose hands OMAM will continue to grow".

ENDS

For further information, please contact:

Simon Wilson, Old Mutual Asset Managers (UK)	020 7332 7500
Louise Johnstone, Smithfield	020 7360 4900
Caroline Réty, Smithfield	020 7360 4900

Notes to editors

1. Old Mutual Asset Managers (UK) Limited ('OMAM') is a specialist investment boutique backed by Old Mutual plc, a FTSE 100 company.

2. OMAM acts as investment manager to a range of hedge funds, multi-asset funds, unit trusts, OEICs and offshore funds.

3. Old Mutual Fund Managers ('OMFM') is Old Mutual's UK collective investment company, offering a range of unit trusts and OEICs investing in the world's equity, bond and currency markets. The management of the investments in the OMFM fund range is conducted by OMAM.

4. The fund range is organised around OMAM's investment teams: Asia Pacific, Fixed Interest, Multi Strategy Products, Quantitative Strategies, UK Large Cap, UK Mid and Small Cap, UK Equity Income and US Equities. Each investment team follows its own distinct process and has a proven track record across a range of different market conditions.

Old Mutual Asset Managers (UK) Limited
5th Floor 80 Cheapside London EC2V 6EE
Telephone: 020 7332 7500 Fax: 020 7332 7550

OLD MUTUAL
ASSET MANAGERS

Press release

5. OMAM has a non-prescriptive approach to its managers, recruiting fund managers who are entrepreneurial and employ their own proven investment methodology, rather than adhering to a house style. It is a manager-focused company and this approach is at the core of its success.

6. Websites: www.oldmutualfunds.co.uk and www.omamukhedgefunds.com

NEWS RELEASE

Old Mutual plc
Presentation to investors and analysts on
International Financial Reporting Standards

Old Mutual plc ("the Group") is today briefing analysts and investors on the key impacts resulting from the adoption of International Financial Reporting Standards ("IFRS").

The transition to IFRS results in a small increase in both operating profits and earnings per share. Shareholders' equity will remain broadly unchanged as a result of the transition to IFRS. As expected, the most significant impact will be on basic EPS which is primarily due to the reversal of goodwill amortisation on the first-time adoption of IFRS.

The briefing will commence in Johannesburg at 4pm SA time (3pm UK time, 10am Eastern US time) and will also be available via a live webcast on the website: http://www.oldmutual.com. An archived version of the webcast and slides will be available on the website later this afternoon and will be available for the next month. A telephone dial-in will also be available in order to participate in the Q&A at the end of the briefing:

SA: Toll-free 0800 200 648
UK: Toll-free 0800 917 7042
US: Toll-free 1800 860 2442

The briefing will show that, while some reported figures may alter as a result of adopting IFRS, the business fundamentals and mechanics will not change. The briefing will also cover the impact of IFRS on the recent BEE deal. The full presentation will be available to download on the website approximately 30 minutes before the start of the briefing.

A copy of the restatement of financial information for the year ended 31 December 2004 and six months ended 30 June 2004 is attached.

3 May 2005

ENQUIRIES:
Old Mutual plc UK
Investor Relations:
Malcolm Bell (UK) + 44 (0) 20 7002 7166

Media Relations:
Miranda Bellord (UK) + 44 (0) 20 7002 7133

Old Mutual plc SA
Investor Relations:
Deward Serfontein (SA) +27 11 523 9616

Media Relations:
Nad Pillay (SA) +27 11 523 9612

For further information about Old Mutual plc visit www.oldmutual.com

OLD MUTUAL | plc

OLD MUTUAL PLC

RESTATEMENT OF FINANCIAL INFORMATION
FOR THE YEAR ENDED 31 DECEMBER 2004 AND
SIX MONTHS ENDED 30 JUNE 2004
UNDER INTERNATIONAL FINANCIAL REPORTING STANDARDS ("IFRS")

3 MAY 2005

INTRODUCTION

From 2005 onwards the Group will be required to prepare its consolidated financial statements in accordance with IFRS* as adopted by the European Union ("EU"). Previously these were prepared in accordance with UK Generally Accepted Accounting Practice ("UK GAAP"). This change applies to all financial reporting for accounting periods beginning on or after 1 January 2005 and, consequently, the Group's first IFRS financial statements will be for the year ending 31 December 2005. The date for transition to IFRS is 1 January 2004, this representing the start of the earliest period of comparative information.

To explain how the Group's reported performance and financial position are affected by the change to IFRS, the Group has restated information previously published under UK GAAP to the equivalent basis under IFRS. This restatement follows the guidelines** set out by the Committee of European Securities Regulators ("CESR") applicable under IFRS 1, First-time Adoption of International Financial Reporting Standards ("IFRS 1").

This document includes the following:

- Summary Consolidated Income Statements restated under IFRS for the six months ended 30 June 2004 and the year ended 31 December 2004 and under UK GAAP for the year ended 31 December 2004;
- Consolidated Income Statements for the six months ended 30 June 2004 and the year ended 31 December 2004;
- Consolidated Balance Sheets at 1 January 2004, 30 June 2004 and 31 December 2004;
- Reconciliation of Income Statement for the six months ended 30 June 2004 and the year ended 31 December 2004;
- Reconciliation of Equity at 1 January 2004, 30 June 2004 and 31 December 2004;
- Basis of preparation and explanation of transitional arrangements and material adjustments;
- Segmental analysis of operating performance for the six months ended 30 June 2004 and the year ended 31 December 2004;
- Reconciliation of movements in consolidated equity shareholders' funds for the six months ended 30 June 2004 and the year ended 31 December 2004;
- Description of the accounting policies adopted by the Group for the period from 1 January 2004.

The basis of preparation of this financial information is explained on page 11. It is important to note that this financial information has been prepared on the basis of IFRSs expected to be applicable at 31 December 2005. These are subject to ongoing review and endorsement by the EU or possible amendment by interpretative guidance from the IASB and therefore may be subject to change.

The special purpose auditors report from KPMG Audit Plc in connection with the work they have performed on the preliminary financial information for the year ended 31 December 2004 can be found on page 39.

* *IFRS refers to the application of International Accounting Standards and International Financial Reporting Standards.*

** *European Regulation on the application of IFRS in 2005: "Recommendation for additional guidance regarding the transition to IFRS" - December 2003 (CESR/03-323e)*

INDEX

The following table summarises the Group's results in the Consolidated Income Statement. Adjusted operating profit represents the Directors' views of the underlying performance of the Group. This summary will not form part of the audited IFRS financial statements for 31 December 2005.

	UK GAAP**	IFRS	IFRS £m
	Year to 31 December 2004	Year to 31 December 2004	Six months to 30 June 2004
Africa			
Long term business	490	509	251
Asset management	53	54	22
Banking	177	241	54
General insurance	89	101	52
	809	**905**	**379**
North America			
Long term business	96	97	40
Asset management	89	87	47
	185	**184**	**87**
United Kingdom and Rest of World			
Long term business	8	6	-
Asset management	10	(12)	7
Banking	14	-	11
	32	**(6)**	**18**
Other shareholders' net expenses	(70)	(72)	(33)
Adjusted operating profit*	**956**	**1,011**	**451**
Goodwill amortisation and impairments	(110)	(33)	(33)
Restructuring and integration costs	(21)	-	-
(Loss) / profit on disposal of subsidiaries	(35)	(27)	12
Short term fluctuations in investment return	226	197	(48)
Income from hedging activities that do not qualify for hedge accounting	-	31	5
Investment return adjustment for own shares held in policyholders' funds	(94)	(94)	(22)
Fines and penalties	(49)	(49)	(49)
Operating profit before tax and minority interests	**873**	**1,036**	**316**
Income tax expense	(286)	(344)	(120)
Profit on ordinary activities after tax	**587**	**692**	**196**
Minority interests - ordinary shares	(44)	(74)	(24)
- preferred securities	(59)	(59)	(27)
Profit for the financial period attributable to equity holders	**484**	**559**	**145**

* For life assurance and general insurance business, IFRS adjusted operating profit is based on a long-term investment return and includes investment returns on own shares held within policyholders' funds and adjustments for unrealised gains on certain insurance contracts. For all businesses, adjusted operating profit excludes goodwill amortisation and impairments, fines and penalties, income from hedging activities that do not qualify for hedge accounting, and (loss) / profit on disposal of subsidiaries.

** UK GAAP information is extracted from the Summary Consolidated Profit and Loss Account contained within the Group's Annual Report and Accounts for the year ended 31 December 2004; segmental reallocations have been made to this information to make it consistent with the segmental analysis presented under IFRS.

All segmental analysis within this Summary Consolidated Income Statement has been prepared on a gross of inter-segment transactions basis.

The adjusted operating profit on an after-tax and minority interests basis is determined as follows:

	UK GAAP	IFRS	IFRS £m
	Year to 31 December 2004	Year to 31 December 2004	Six months to 30 June 2004
Adjusted operating profit	956	1,011	451
Tax on adjusted operating profit	(240)	(306)	(132)
	716	705	319
Minority interests - ordinary shares	(83)	(94)	(36)
- preferred securities	(59)	(59)	(27)
Adjusted operating profit after tax and minority interests	574	552	256

The reconciliation of adjusted operating profit after tax and minority interests to profit for the financial period is as follows:

Adjusted operating profit after tax and minority interests	574	552	256
Goodwill amortisation and impairment	(83)	(17)	(17)
Restructuring and integration costs	(8)	-	-
(Loss) / profit on disposal of subsidiaries	(26)	(21)	6
Short term fluctuations in investment return	162	149	(42)
Income from hedging activities that do not qualify for hedge accounting	-	31	5
Investment return adjustment for own shares held in policyholders' funds	(94)	(94)	(22)
Fines and penalties	(41)	(41)	(41)
Profit for the financial period	484	559	145

Earnings attributable to equity shareholders	UK GAAP	IFRS	IFRS p
	Year to 31 December 2004	Year to 31 December 2004	Six months to 30 June 2004
Earnings per share			
Adjusted operating earnings per share*	15.3	14.8	6.9
Basic earnings per share	14.1	16.3	4.2
Diluted earnings per share	14.1	16.3	4.2
Adjusted weighted average number of shares – millions	3,748	3,738	3,735
Weighted average number of shares – millions	3,432	3,422	3,419

* Adjusted operating earnings per share is calculated on the same basis as adjusted operating profit, but is stated after tax and minority interests, with the calculation of the weighted average number of shares including own shares held in policyholders' funds.

	IFRS	IFRS £m
	Year to 31 December 2004	Six months to 30 June 2004
Revenue		
Gross earned premiums	4,114	2,023
Outward reinsurance	(140)	(74)
Net earned premiums	**3,974**	**1,949**
Investment return (net of investment losses)	4,257	379
Interest and similar income (banking)	2,017	979
Fee and commission income, and income from service activities	1,190	559
Other income	147	67
Total revenue	**11,585**	**3,933**
Expenses		
Claims and benefits (including change in insurance contract provisions)	(5,901)	(1,737)
Reinsurance recoveries	143	55
Change in provision for investment contract liabilities (including amortisation)	(760)	(33)
Losses on loans and advances	(104)	(33)
Finance costs (including interest and similar expenses)	(61)	(21)
Interest expense and similar charges (banking)	(1,382)	(681)
Fees, commissions and other acquisition costs	(399)	(167)
Third party interest in consolidated funds	(55)	(7)
Other operating and administrative expenses	(1,988)	(981)
Total expenses	**(10,507)**	**(3,605)**
Share of associated undertakings' operating profit after tax	18	9
Goodwill impairments	(33)	(33)
(Loss) / profit on disposal of subsidiaries	(27)	12
Operating profit before tax and minority interests	**1,036**	**316**
Income tax expense	(344)	(120)
Profit on ordinary activities after tax	**692**	**196**
Minority interests - ordinary shares	(74)	(24)
- preferred securities	(59)	(27)
Profit for the financial period attributable to equity holders	**559**	**145**

Earnings attributable to equity shareholders	UK GAAP	IFRS	IFRS p
	Year to 31 December 2004	Year to 31 December 2004	Six months to 30 June 2004
Earnings per share			
Basic earnings per share	14.1	16.3	4.2
Diluted earnings per share	14.1	16.3	4.2
Weighted average number of shares – millions	**3,432**	**3,422**	**3,419**

	IFRS	IFRS	IFRS £m
	At 31 December 2004	At 30 June 2004	At 1 January 2004
Assets			
Goodwill and other intangible assets	1,296	1,397	1,409
Investments in associated undertakings	149	186	182
Investment property	690	649	593
Property, plant and equipment	512	480	471
Deferred tax assets	440	360	559
Reinsurers' share of insurance contract provisions	317	338	330
Deferred acquisition costs	655	626	420
Current tax receivable	20	16	23
Loans, receivables and advances	17,183	15,706	15,276
Derivative financial instruments - assets	2,689	2,003	2,502
Other financial assets	9,763	8,705	7,396
Financial assets fair valued through profit and loss	27,935	23,183	22,967
Short term securities	3,063	2,978	2,643
Other assets	2,074	2,157	1,896
Cash and balances with the central bank	1,038	1,543	1,454
Placements with banks	392	42	266
Total assets	**68,216**	**60,369**	**58,387**
Liabilities			
Insurance contract provisions	18,883	16,643	15,743
Investment contract liabilities	13,293	11,768	11,198
Third party interests in consolidation of funds	556	395	395
Borrowed funds	1,492	1,319	1,020
Provisions	510	434	221
Deferred revenue	139	129	123
Deferred tax liabilities	400	257	470
Current tax payable	171	97	130
Deposits from banks	2,831	1,699	4,759
Amounts owed to depositors	18,334	17,047	14,673
Money market deposits	1,563	984	174
Derivative financial instruments - liabilities	2,599	1,774	2,445
Other liabilities	2,711	3,678	3,137
Total liabilities	**63,482**	**56,224**	**54,488**
Net assets	**4,734**	**4,145**	**3,899**
Equity attributable to equity holders of the parent	3,264	2,796	2,670
Minority interests - ordinary shares	788	691	583
- preferred securities	682	658	646
Total minority interests	**1,470**	**1,349**	**1,229**
Total equity	**4,734**	**4,145**	**3,899**

RECONCILIATION OF INCOME STATEMENT

£m

	Note	Revenue[1] Year to 31 December 2004	Revenue[1] Six months to 30 June 2004	Expenses[2] Year to 31 December 2004	Expenses[2] Six months to 30 June 2004	Profit after tax and minority interests Year to 31 December 2004	Profit after tax and minority interests Six months to 30 June 2004
As reported under UK GAAP		**12,875**	**4,370**	**11,815**	**4,298**	**484**	**(62)**
Inclusion of amounts previously netted	1	-	-	-	-	-	-
Reclassifications – available-for-sale investments moved to equity	2	(63)	207	-	-	(36)	146
Adjustments for:							
Goodwill	3	-	-	-	-	83	31
Consolidation of funds	4	84	22	84	22	-	-
Recognition and valuation of financial instruments	5	65	(3)	5	(22)	48	14
Revenue recognition	6	7	(1)	-	(3)	5	-
Elimination of equalisation provisions	7	-	-	(12)	(6)	12	6
Investment contracts	8	(1,312)	(643)	(1,294)	(643)	(14)	-
Insurance accounting	9	-	-	5	6	(3)	(4)
Post-employment benefits	10	1	-	(10)	2	9	(1)
Dividend recognition	11	-	-	-	-	-	-
Share-based payments	12	-	-	17	5	(16)	(4)
Consolidation of other entities	13	(46)	(19)	(33)	(19)	(2)	-
Elimination of policyholder investments in Nedcor	14	(27)	(4)	(15)	-	(12)	(4)
Reclassification of policyholder loans	15	-	-	-	-	-	-
Valuation of embedded derivatives	16	-	-	(40)	(26)	26	17
Other items	17	1	4	(15)	(9)	5	15
Minority interest impacts		-	-	-	-	(30)	(9)
As reported under IFRS		**11,585**	**3,933**	**10,507**	**3,605**	**559**	**145**

1. Revenue - represents the pre-tax operating inflows of the Group's ordinary activities, excluding profits from associated undertakings and profit / (losses) on disposal of subsidiaries.
2. Expenses - represents the pre-tax operating expenses of the Group's ordinary activities, excluding goodwill impairments.

RECONCILIATION OF EQUITY

£m

	Note	Assets At 31 December 2004	Assets At 30 June 2004	Assets At 1 January 2004	Liabilities At 31 December 2004	Liabilities At 30 June 2004	Liabilities At 1 January 2004	Equity At 31 December 2004	Equity At 30 June 2004	Equity At 1 January 2004
As reported under UK GAAP		**66,260**	**59,375**	**57,715**	**61,488**	**55,153**	**53,651**	**4,772**	**4,222**	**4,064**
Inclusion for amounts previously netted	1	1,588	1,298	1,299	1,588	1,298	1,299	-	-	-
Reclassifications	2	-	-	-	-	-	-	-	-	-
Adjustments for:										
Goodwill	3	(91)	(128)	(154)	-	-	-	(91)	(128)	(154)
Consolidation of funds	4	1,159	899	688	1,159	899	688	-	-	-
Recognition and valuation of financial Instruments	5	629	190	157	502	103	127	127	87	30
Revenue recognition	6	124	121	112	132	129	124	(8)	(8)	(12)
Elimination of equalisation provisions	7	(5)	(6)	(5)	(65)	(59)	(49)	60	53	44
Investment contracts	8	38	35	36	143	119	116	(105)	(84)	(80)
Insurance accounting	9	(216)	(85)	(201)	(75)	(30)	(70)	(141)	(55)	(131)
Post-employment benefits	10	(23)	(14)	(13)	(44)	(24)	(24)	21	10	11
Dividend recognition	11	-	-	-	(122)	(60)	(106)	122	60	106
Share-based payments	12	1	1	1	17	4	-	(16)	(3)	1
Consolidation of other entities	13	(1,086)	(830)	(821)	(1,108)	(847)	(876)	22	17	55
Elimination of policyholder investments in Nedcor	14	(195)	(156)	(169)	(133)	(131)	(123)	(62)	(25)	(46)
Reclassification of policyholder loans	15	-	(349)	(314)	-	(349)	(314)	-	-	-
Valuation of embedded derivatives	16	2	7	42	3	18	70	(1)	(11)	(28)
Other items	17	31	11	14	(3)	1	(25)	34	10	39
As reported under IFRS		**68,216**	**60,369**	**58,387**	**63,482**	**56,224**	**54,488**	**4,734**	**4,145**	**3,899**

£m

	Equity At 31 December 2004	Equity At 30 June 2004	Equity At 1 January 2004
UK GAAP			
Shareholders' equity	3,245	2,741	2,754
Minority interests	1,527	1,481	1,310
Total shareholders' equity	4,772	4,222	4,064
IFRS			
Shareholders' equity	3,264	2,796	2,670
Minority interest	1,470	1,349	1,229
Total shareholders' equity	4,734	4,145	3,899

BASIS OF PREPARATION

The Group has prepared the consolidated preliminary balance sheet at 31 December 2004, the related consolidated preliminary statements of income and changes in equity for the year then ended and the related notes, in accordance with IFRS adopted for use by the EU ('the preliminary financial information') as set out on pages 7 to 38 to establish the financial position and results of operations of the Group necessary to provide the comparative financial information expected to be included in the Group's first set of IFRS financial statements for the year to 31 December 2005. The preliminary financial information does not include comparative financial information for the prior period.

The Board acknowledges its responsibility for the preparation of the preliminary financial information which has been prepared in accordance with IFRS adopted for use by the EU and policies expected to be adopted when the Board prepares the Group's first set of IFRS Financial Statements for the year to 31 December 2005. The Board approved the preliminary financial information at its meeting on 27 April 2005.

The standards adopted by the Group are those adopted by the EU at the date the preliminary financial information was approved by the Board. In accordance with the guidance issued by the EU, the Group has accounted for unit linked contracts which fall within the scope of IAS 39, Financial Instruments: Recognition and Measurement ("IAS 39") at fair value, as permitted by the insurance accounts directive.

The latest version of IAS 19, Employee Benefits ("IAS 19") which the Group has adopted, is expected to be adopted by the EU and be effective for the 31 December 2005 financial statements.

The preliminary financial information does not reflect any changes in respect of any amendments to IAS 39 for the fair value option. Proposals to restrict the fair value option are being considered by the IASB and are the subject of continuing debate between the IASB, industry and regulators.

The Group has applied the requirements of IAS 27, Consolidation ("IAS 27") in determining whether holdings in mutual funds, such as open-ended investment companies, should be consolidated. Old Mutual plc will continue to monitor industry developments in this area.

Transitional arrangements

The date of transition to IFRS for the Group is 1 January 2004, as required by IFRS. The Group's opening balance sheet at 1 January 2004 has been restated to reflect all existing IFRSs expected to be applicable at 31 December 2005. At transition IFRS 1 allows a number of exemptions to this retrospective application principle upon adoption of IFRS. The Group has taken advantage of the following transitional arrangements:

Cumulative translation differences
The Group has elected that the cumulative translation differences for foreign operations were deemed to be zero at the date of transition.

Business combinations
The Group has elected not to apply the retrospective application requirements of IFRS 3, Business Combinations ("IFRS 3") for combinations that occurred prior to 1 January 2004 and consequently no adjustment has been made.

Property, plant and equipment
The Group has elected to measure individual items of property, plant and equipment at fair value at the date of transition to IFRS, hence fair value is deemed to be cost at that date.

Employee benefits
The Group has elected to recognise all cumulative actuarial gains and losses on defined benefit post retirement schemes in equity at the date of transition.

Equity compensation plans
The Group has elected not to apply the provisions of IFRS 2, Share-based Payments ("IFRS 2") to equity-settled awards granted on or before 7 November 2002, or to awards granted after that date but which had vested prior to 1 January 2005.

Compound financial instruments
The Group has elected not to separate compound financial instruments into debt and equity portions provided that the debt component is no longer outstanding at the date of transition.

Derecognition of financial assets and liabilities
The Group has applied the derecognition requirements in IAS 39.

Hedge accounting
The Group has applied the requirements of IAS 39 relating to hedge accounting and the measurement of derivatives at fair value to its opening IFRS balance sheet.

BASIS OF PREPARATION continued

Comparatives

The Group has not taken advantage of the exemption within IFRS 1 that allows comparative information presented in the first year of adoption of IFRS not to comply with IAS 32, Financial Instruments: Disclosure and Presentation ("IAS 32"), IAS 39, and IFRS 4, Insurance Contracts ("IFRS 4").

Estimates

The preliminary financial information is based on the UK GAAP financial statements approved by the Board on 28 February 2005, and adjusted to comply with IFRS. In accordance with IFRS 1 there have been no adjustments to the estimates made at the time of the preparation of the UK GAAP financial statements.

Cash flow statement

As a change from UK GAAP, cash flows from transactions with policyholders and third party interests in consolidated funds are now included in the cash flow statement under IFRS. However, there are no overall changes to Group cash and cash equivalents, as cash balances in policyholder funds are treated as financial assets in the balance sheet.

Further changes

The possibility exists that the preliminary financial information may require adjustment before its inclusion in the Group's first IFRS financial statements for the year ending 31 December 2005 because of revisions or changes to standards issued by the IASB or endorsed by the EU, and interpretations or guidance on the application of IFRS in a particular industry.

Accounting policies

The IFRS accounting policies adopted by the Group in preparing the preliminary financial information have been included on pages 25 to 38.

MATERIAL ADJUSTMENTS

The basis for material adjustments between UK GAAP and IFRS, as shown in the Reconciliation of Equity and Reconciliation of Income Statement tables, is noted below. Note that the adjustments are net of the associated tax impact.

Note 1: Inclusion of amounts previously netted
Under IFRS, the Group has elected to move to trade date accounting for certain financial instruments held within the banking segment. The Group has also made adjustments for amounts previously netted under UK GAAP. This has resulted in an increase in assets and liabilities of £1,588m at 31 December 2004. There is no impact on net equity or profit and loss for the year.

Note 2: Reclassifications
The Group has reclassified certain financial assets as available-for-sale ("AFS") which had been classified under UK GAAP as fair value through profit and loss. This has resulted in a reclassification of profit after tax to the revaluation reserve in equity of £36m and a loss of £146m at 31 December 2004 and 30 June 2004 respectively. There is no impact on net equity.

Note 3: Goodwill
Under UK GAAP, the Group recognised acquired goodwill at cost and amortised it on a straight-line basis over its expected useful life. Under IFRS, goodwill is not amortised and is subject to impairment reviews both annually and when there are indications that the carrying value may not be recoverable.

Under IFRS 1, the UK GAAP goodwill balance at 1 January 2004 has been carried forward and the amortisation of £83m charged in the year ended 31 December 2004 has been reversed.

Included in the goodwill balance sheet adjustment is an adjustment to the treatment of goodwill of £154m at 1 January 2004 with an offsetting adjustment to minority interests within equity of £135m.

Note 4: Consolidation of funds
IFRS requires the consolidation of certain mutual funds and other investment vehicles, which did not previously require consolidation under UK GAAP. This arises from a more stringent definition of when an entity is considered to be under the control of an investor. As a result the Group has now consolidated a number of mutual funds and other investment vehicles on a line-by-line basis. The Group has applied IFRS and consolidated those vehicles that meet the definition of a subsidiary under IFRS. Old Mutual plc will continue to monitor industry developments in this area.

This has resulted in an increase in total assets and total liabilities of £556m at 31 December 2004 representing that part of the funds owned by third parties. This third party interest is recorded within liabilities. The consolidation of mutual funds has no effect on equity or profit after tax.

Note 5: Recognition and valuation of financial instruments
Under IFRS, financial instruments have been classified as "fair value through profit or loss", "available-for-sale", "held-to-maturity" and "loans and receivables" and fair valued as required. The fair value movements for these financial instruments have been recognised in the income statement or equity as appropriate. Available-for-sale fair value adjustments are transferred out of equity to the income statement on sale or impairment. Derivatives, as required under IFRS, are included in the "fair value through profit or loss" classification and recognised on the balance sheet at fair value. Under UK GAAP, the majority of investments within the Group's US Life segment were recorded at fair value with changes in fair value recorded in the income statement, while off balance sheet financial instruments were measured on a basis consistent with on balance sheet instruments. The effect of classifying these assets as available-for-sale under IFRS therefore has no material net impact on equity.

Additionally, under IFRS, the Group has moved to an "incurred loss" provisioning model within its banking segment. Under UK GAAP, the Group utilised an "expected loss" provisioning model.

The implementation of hedge accounting has resulted in a £27m increase in profit after tax and an £9m increase in equity at 31 December 2004. As a result of the stricter designation and documentation requirements and effectiveness testing required to qualify for hedge accounting under IAS 39, certain transactions undertaken as hedges under UK GAAP have not qualified for hedge accounting under IFRS and the fair value movements for these derivatives have been accounted for through the income statement. Unrealised profits and losses on UK GAAP hedges at transition have been included in reserves in accordance with IFRS 1 transitional arrangements.

The impact of the above adjustments is an increase of £127m to equity at 31 December 2004 and an increase of £48m to profit after tax for the year ended 31 December 2004, mainly representing the cumulative fair value changes on financial instruments, the implementation of the amended loan provisioning model and hedging adjustments. Assets and liabilities have increased by £439m and £399m from 30 June 2004 to 31 December 2004 respectively. This increase represents fair value movements on increased holdings of financial instruments during this period as well as reclassifications of assets and liabilities previously shown net.

MATERIAL ADJUSTMENTS continued

Note 6: Revenue recognition
Under IAS 18, Revenue ("IAS 18"), fees that are directly attributable to securing an investment management service contract are deferred as a liability. This liability represents the deferred revenue from providing investment management services and is amortised as the related services are provided.

Costs that are directly attributable to securing an investment management service contract are deferred as an asset and expensed in line with the related revenue as the services are provided.

Both the long term business and asset management segments contain investment management service contracts.

Additionally, the Group's banking segment has recognised fees and costs relating to securing loans in line with IAS 18, resulting in deferred acquisition costs and deferred revenue liability balances on the balance sheet. Past policy was to expense acquisition costs as incurred and recognise initial fees and recurring fees as received.

The effect on the balance sheet at 31 December 2004 is an increase in assets and liabilities of £124m and £132m respectively resulting in a net decrease in equity of £8m. Profit after tax has increased by £5m for the year ended 31 December 2004.

Note 7: Elimination of equalisation provisions
Under UK GAAP an equalisation provision is recorded in the financial statements of individual general insurance companies within the Group to eliminate, or reduce, the volatility in incurred claims arising from exceptional levels of claims in certain classes of business. The provision is required by law even though no actual liability exists at the balance sheet date, with the annual change in the equalisation provision being recorded in the profit and loss account. Under IFRS 4, the recognition of equalisation provisions is not permitted.

The removal of the equalisation provision results in an increase in equity of £60m at 31 December 2004 and a related increase of £12m to profit after tax for the year ended 31 December 2004.

Note 8: Investment contracts
Under IFRS 4, certain contracts previously accounted for as insurance are classified as investment contracts as they do not contain significant insurance risk. Those that have a discretionary participating feature continue to be accounted for using local GAAP. Under IAS 39, investment contracts without a discretionary participating feature are carried at either fair value (in the case of linked liabilities) or amortised cost. Fair value for these investment contracts is equal to the fair value of the related assets, or the policyholder's account balance. Adjustments to the account balance under the previous basis of accounting for Rand or Sterling reserves and actuarial funding have been reversed. The effect is to increase investment contract liabilities by £143m at 31 December 2004 and by £116m at 1 January 2004, with an impact on profit after tax of £14m.

Amounts received under investment contracts (other than those with a discretionary participating feature) are no longer shown as premiums but are treated as deposits and added to investment contract liabilities. Similarly, amounts paid under investment contracts (other than those with a discretionary participating feature) are recorded not as claims but as deductions from investment contract liabilities. This is reflected as a reduction to both revenue and expenses of £1,312m for the year ended 31 December 2004.

Note 9: Insurance accounting
Under IFRS 4, the Group continues to account for insurance contracts using local GAAP for each Group entity, but has the option to make improvements to its policies if the changes make the financial statements more relevant to the decision-making needs of users. Insurance business in the United States ("US") continues to be accounted for under US Generally Accepted Accounting Practice ("US GAAP"), and the Group has elected to make certain improvements to its accounting for Deferred Acquisition Costs ("DAC") and Present Value of Future Profits ("PVFP") on insurance contracts. Under the revised policy, unrealised and actual realised gains are reflected in the amortisation of DAC / PVFP. The net impact of these improvements is to decrease equity by £141m and £131m at 31 December 2004 and 1 January 2004 respectively. Profit after tax is decreased by £3m for the year ended 31 December 2004.

Note 10: Post-employment benefits
Under UK GAAP, post-employment costs were charged to the income statement account so as to spread the related charges over the service lives of employees and were determined by independent qualified actuaries undertaking formal actuarial valuations at least every three years. In accordance with IAS 19, the projected benefit obligation is matched against the fair value of the underlying assets and other unrecognised actuarial gains and losses in determining the expense for the year. Any asset or obligation must be recorded in the balance sheet, and separate recognition of the operating and financing costs of defined benefits (and similarly funded employee benefits) is required in the income statement. IAS 19 permits a number of options for the recognition of actuarial gains and losses. The Group has elected to recognise actuarial gains and losses using the 'corridor' method and take advantage of the IFRS 1 exemption allowing any previously unrecognised actuarial gains or losses to be recognised in full on the balance sheet, at the date of transition (1 January 2004).

The effect of these changes is to increase equity by £21m and £11m at 31 December 2004 and 1 January 2004 respectively. Profit after tax has increased by £9m for the year ended 31 December 2004.

MATERIAL ADJUSTMENTS continued

Note 11: Dividend recognition
Under UK GAAP, dividends were accrued in the period to which they related regardless of when they were declared and approved. Under IAS 10, Events after the Balance Sheet Date ("IAS 10"), dividends are only accrued when declared and appropriately approved. The reversal of accrued dividends has increased equity by £122m at 31 December 2004. There is no profit or loss impact.

Note 12: Share-based payments
Under UK GAAP, the costs of awards to employees under equity compensation plans, other than Save As You Earn plans, were recognised immediately if they were not conditional on performance criteria. If the award was conditional, the cost was recognised over the period to which the performance criteria related. The minimum cost for the award was the difference between the share price of the underlying equity instruments at the date of grant less any contribution required from the employee. The cost was based on a reasonable expectation of the extent to which the performance criteria would be met. Any subsequent changes in that expectation were reflected in the income statement.

Under IFRS 2, equity instruments granted under equity-settled awards after 7 November 2002, which remain unvested at 1 January 2005, are measured at the fair value of the equity instruments granted. The fair value of those equity instruments is measured at grant date and is recognised over the vesting period, adjusted at the end of each reporting period to reflect actual and expected levels of vesting. Equity instruments granted under cash-settled awards are measured at fair value at each reporting date. The fair value is recognised over the vesting period and is re-measured until the underlying liability is settled. Any changes in the fair value are reflected in profit and loss.

The effect of this change in treatment is a decrease in profit after tax of £16m and a corresponding decrease to equity at 31 December 2004. There is minimal impact on 1 January 2004 equity primarily due to the IFRS charge being offset by the reversal of related UK GAAP accruals.

Note 13: Consolidation of other entities
IFRS does not differentiate between shareholders' and policyholders' funds. Assets and liabilities, and income and expenditure items between group companies and policyholders' funds have now been eliminated on consolidation. Additionally, under IFRS, a charitable foundation has now been consolidated in the Group's preliminary financial information.

The effect is to decrease assets and liabilities by £1,086m and £1,108m respectively at 31 December 2004. Profit after tax decreased by £2m for the year ended 31 December 2004.

Note 14: Elimination of policyholder investments in Nedcor
IFRS does not recognise the distinction between shareholder and policyholder investments and as a result the Group has eliminated certain policyholder investments in its Nedcor subsidiary, not previously eliminated under UK GAAP. This has resulted in a decrease of £195m and £133m to assets and liabilities at 31 December 2004 respectively. Profit after tax decreased by £12m in the year ended 31 December 2004.

Note 15: Reclassification of policyholder loans
Certain policyholder loans have been offset against investment contract liabilities in accordance with IAS 32 as the Group has both the contractual ability and right to offset and intends to settle on a net basis. The effect is to decrease assets by £349m at 30 June 2004 and by £314m at 1 January 2004. There is no equity or profit after tax impact.

This adjustment was made within the UK GAAP balance sheet at 31 December 2004 and therefore does not feature in the IFRS reconciliation at 31 December 2004.

Note 16: Valuation of embedded derivatives
IFRS 4 requires that embedded derivatives within insurance contracts be separated and fair valued if the derivatives do not qualify as insurance contracts. The overall effect of the embedded derivatives adjustment is to decrease net equity by £1m at 31 December 2004 and £28m at 1 January 2004. Profit after tax increased by £26m for the year ended 31 December 2004.

Note 17: Other items
The other changes that arise as a result of the transition to IFRS are principally reclassifications and presentational changes, which individually and collectively have an immaterial effect on the Group's equity and profit after tax.

Other items principally comprise of:

- Properties previously held at cost which have been reclassified under IFRS as owner occupied properties and restated to depreciated fair value accordingly. This has resulted in a net increase to equity of £22m at 31 December 2004 and an associated decrease to profit after tax of £4m;
- An adjustment under IAS 21 to reflect the transfer directly to equity of foreign exchange gains or losses incurred by entities with a non-Rand functional currency. Profit after tax has increased by £10m. There is no impact on equity.

In aggregate these adjustments resulted in a £34m and £5m increase to equity and profit after tax respectively at 31 December 2004.

FOREIGN CURRENCIES

Principal exchange rates used to translate the operating results; assets and liabilities of key foreign business segments to Sterling are presented below:

	Rand			USD		
	31 December 2004	30 June 2004	1 January 2004	31 December 2004	30 June 2004	1 January 2004
Income statement	11.7986	12.1544	12.3487	1.8327	1.8222	1.6354
Balance sheet (closing rate)	10.8482	11.3037	11.9367	1.9158	1.8144	1.7833

Foreign currency revenue transactions are translated at average exchange rates for the year. Foreign currency assets and liabilities are translated at year-end exchange rates. The assets and liabilities of foreign operations are translated from their respective functional currencies into the Group's presentation currency using the year-end exchange rates, and their income and expenses using the average exchange rates. Unrealised gains or losses resulting from translation of functional currencies to the presentation currency are included as a separate component of shareholders' equity, net of applicable deferred income taxes.

SEGMENT INFORMATION

(i) Basis of segmentation

Geographical segments
For management purposes the Group is organised on a geographical basis in the following segments: Africa, North America, UK and Rest of World. This is the basis on which the Group reports its primary segment information.

Business segments
Although the Group is managed primarily on a geographical basis, it operates in four principal areas of business: long term business, general insurance, banking and asset management. These business segments operate independently within each geographic area.

Financial information about the Group's geographic and business segments is presented below. Where financial information is provided for both primary and secondary segments, this information is shown in the format of a matrix.

Transactions between segments are determined on an arms length basis. Segment results, assets and liabilities include items directly attributable to a segment as well as those that can be allocated on a reasonable basis.

SEGMENT INFORMATION continued

(ii) Long-term business

Year to 31 December 2004

£m

	Africa	North America	UK and Rest of World	Consolidated
Gross premiums and investment contract deposits written				
Individual business				
Single	643	2,169	125	2,937
Recurring	973	205	13	1,191
	1,616	2,374	138	4,128
Group business				
Single	452	-	-	452
Recurring	321	-	-	321
	773	-	-	773
Total gross premiums and investment contracts written	2,389	2,374	138	4,901
Insurance contracts	1,052	2,023	2	3,077
Investment contracts with discretionary participation features	402	-	-	402
Other investment contracts	935	351	136	1,422
	2,389	2,374	138	4,901
Less: Other investment contracts	(935)	(351)	(136)	(1,422)
Total gross written premiums	1,454	2,023	2	3,479
Gross new business premiums and investment contract deposits written				
Individual business				
Single	643	2,169	125	2,937
Recurring	164	58	1	223
	807	2,227	126	3,160
Group business				
Single	452	-	-	452
Recurring	17	-	-	17
	469	-	-	469
Total gross new business premiums and investment contracts written	1,276	2,227	126	3,629
Insurance contracts	319	1,876	-	2,195
Investment contracts with discretionary participation features	167	-	-	167
Other investment contracts	790	351	126	1,267
	1,276	2,227	126	3,629
Less: Other investment contracts	(790)	(351)	(126)	(1,267)
Total gross new business premiums written	486	1,876	-	2,362
Annual premium equivalent*	290	275	14	579
Adjusted operating profit				
Individual business	215	97	6	318
Group business	82	-	-	82
Policyholder tax	62	-	-	62
	359	97	6	462
Long term investment return	145	-	-	145
Share of profit of associates (after tax)	5	-	-	5
Adjusted operating profit	509	97	6	612

*Annual premium equivalent is defined as one tenth of single premiums plus annualised recurring premiums.

SEGMENT INFORMATION continued

(ii) Long-term business continued

Six months ended 30 June 2004

	Africa	North America	UK and Rest of World	Consolidated
				£m
Gross premiums and investment contract deposits written				
Individual business				
Single	300	1,131	53	1,484
Recurring	467	94	8	569
	767	1,225	61	2,053
Group business				
Single	217	-	-	217
Recurring	155	-	-	155
	372	-	-	372
Total gross premiums and investment contracts written	1,139	1,225	61	2,425
Insurance contracts	506	1,026	2	1,534
Investment contracts with discretionary participation features	191	-	-	191
Other investment contracts	442	199	59	700
	1,139	1,225	61	2,425
Less: Other investment contracts	(442)	(199)	(59)	(700)
Total gross written premiums	697	1,026	2	1,725
Gross new business premiums and investment contract deposits written				
Individual business				
Single	300	1,131	53	1,484
Recurring	73	25	1	99
	373	1,156	54	1,583
Group business				
Single	217	-	-	217
Recurring	9	-	-	9
	226	-	-	226
Total gross new business premiums and investment contracts written	599	1,156	54	1,809
Insurance contracts	124	957	-	1,081
Investment contracts with discretionary participation features	87	-	-	87
Other investment contracts	388	199	54	641
	599	1,156	54	1,809
Less: Other investment contracts	(388)	(199)	(54)	(641)
Total gross new business premiums written	211	957	-	1,168
Annual premium equivalent*	134	138	6	278
Adjusted operating profit				
Individual business	103	40	-	143
Group business	47	-	-	47
Policyholder tax	23	-	-	23
	173	40	-	213
Long term investment return	75	-	-	75
Share of profit of associates (after tax)	3	-	-	3
Adjusted operating profit	251	40	-	291

*Annual premium equivalent is defined as one tenth of single premiums plus annualised recurring premiums.

SEGMENT INFORMATION continued

(iii) General Insurance

£m

	Earned premiums net of reinsurance		Claims incurred net of reinsurance		Operating profit	
	Year to 31 December 2004	Six months to 30 June 2004	Year to 31 December 2004	Six months to 30 June 2004	Year to 31 December 2004	Six months to 30 June 2004
Result by class of business						
Commercial	219	105	129	61	30	15
Corporate	19	9	9	5	5	2
Personal lines	244	116	170	79	13	7
Risk financing	89	28	48	16	5	3
	571	**258**	**356**	**161**	**53**	**27**
Long term investment return					45	25
Share of profit of associates (after tax)					3	-
Adjusted operating profit					**101**	**52**

(iv) Banking

£m

	Year to 31 December 2004	Six months to 30 June 2004
Segmental income statement		
Interest and similar income	2,017	979
Interest expense and similar charges	(1,382)	(681)
Net interest income	635	298
Dividend income	12	4
Fees and commission receivable	515	205
Fees and commission payable	(61)	(16)
Other operating income	174	32
Total net operating income	1,275	523
Losses on loans and advances	(104)	(33)
Operating expenses	(941)	(431)
Share of profit of associates (after tax)	11	6
Adjusted operating profit	**241**	**65**

SEGMENT INFORMATION continued

(v) Asset Management

£m

	Revenue		Expense		Adjusted operating profit	
	Year to 31 December 2004	Six months to 30 June 2004	Year to 31 December 2004	Six months to 30 June 2004	Year to 31 December 2004	Six months to 30 June 2004
Africa						
Fund management						
Old Mutual Asset Managers	44	20	(24)	(11)	20	9
Old Mutual Unit Trust	23	10	(19)	(8)	4	2
Other	39	8	(30)	(7)	9	1
	106	**38**	**(73)**	**(26)**	**33**	**12**
Old Mutual Specialised Finance	35	22	(22)	(14)	13	8
Nedcor Unit Trusts and portfolio management	32	21	(24)	(19)	8	2
	173	**81**	**(119)**	**(59)**	**54**	**22**
US asset management	**366**	**177**	**(279)**	**(130)**	**87**	**47**
UK and Rest of World						
Fund management	63	24	(50)	(16)	13	8
Fund investment platform	9	3	(15)	(6)	(6)	(3)
Other financial services	9	7	(34)	(12)	(25)	(5)
	81	**34**	**(99)**	**(34)**	**(18)**	**-**
Nedcor Unit Trust and Portfolio management	34	27	(28)	(20)	6	7
	115	**61**	**(127)**	**(54)**	**(12)**	**7**
Adjusted operating profit	**654**	**319**	**(525)**	**(243)**	**129**	**76**

£m

US asset management	Year to 31 December 2004	Six months to 30 June 2004
Revenue		
Investment management fees	315	153
Transaction, performance and other fees	51	24
	366	**177**
Expenses		
Staff costs - fixed and variable	(121)	(56)
Other	(158)	(74)
	(279)	**(130)**
Adjusted operating profit	**87**	**47**

(viii) Other shareholders' net expenses

£m

	Year ended 31 December 2004	Six months to 30 June 2004
Distribution of unclaimed share trust	16	-
Provisions for contributions to public benefits and charitable organisations	(16)	-
Interest receivable	9	4
Net other income / (expense)	-	6
Net corporate expenses	(39)	(19)
Debt service costs	(42)	(24)
	(72)	**(33)**

RECONCILIATION OF MOVEMENTS IN CONSOLIDATED EQUITY SHAREHOLDERS' FUNDS

Year ended 31 December 2004

	Millions			£m
	No. of shares issued and fully paid	Attributable to equity holders of the parent	Total minority interests	Total equity
1 January 2004	3,837	2,670	1,229	3,899
Changes in equity arising in the year:				
Fair value gains / (losses):				
Gain on property revaluation	-	9	-	9
AFS investments	-	118	-	118
Fair value of equity settled share options	-	3	-	3
Shadow accounting	-	(35)	-	(35)
Currency translation differences / exchange differences on translating foreign operations	-	10	103	113
Cash flow hedge amortisation	-	(4)	-	(4)
Aggregate tax effect of items taken directly to or transferred from equity	-	(18)	-	(18)
Net acquisition / disposal of minority interest	-	-	66	66
Other	-	78	(15)	63
Net income recognised directly in equity	-	161	154	315
Profit for the year	-	559	133	692
Total recognised income and expense for the year	-	720	287	1,007
Dividend for 2004	-	(166)	(58)	(224)
Issue of share capital	-	-	5	5
Purchase / sales of treasury shares	-	25	-	25
Exercise of share options	17	15	7	22
31 December 2004	3,854	3,264	1,470	4,734

RECONCILIATION OF MOVEMENTS IN CONSOLIDATED EQUITY SHAREHOLDERS' FUNDS continued

Year ended 31 December 2004

	Attributable to equity holders of the parent						£m
	Share capital	Share premium	Other reserves	Translation reserve	Retained earnings	Treasury shares	Total
1 January 2004	**384**	**587**	**367**	**-**	**1,883**	**(551)**	**2,670**
Changes in equity arising in the year:							
Fair value gains / (losses):							
Gain on property revaluation	-	-	9	-	-	-	9
AFS investments	-	-	118	-	-	-	118
Fair value of equity settled share options	-	-	-	-	3	-	3
Shadow accounting	-	-	(35)	-	-	-	(35)
Currency translation differences / exchange differences on translating foreign operations	-	-	-	10	-	-	10
Cash flow hedge amortisation	-	-	(4)	-	-	-	(4)
Aggregate tax effect of items taken directly to or transferred from equity	-	-	(18)	-	-	-	(18)
Other	-	-	2	-	76	-	78
Net income recognised directly in equity	-	-	72	10	79	-	161
Profit for the year	-	-	-	-	559	-	559
Total recognised income and expense for the period	-	-	72	10	638	-	720
Dividend for 2004	-	-	-	-	(166)	-	(166)
Issue of share capital	-	-	-	-	-	-	-
Purchase / sales of treasury sales	-	-	-	-	-	25	25
Exercise of share options	2	13	-	-	-	-	15
31 December 2004	386	600	439	10	2,355	(526)	3,264

RECONCILIATION OF MOVEMENTS IN CONSOLIDATED EQUITY SHAREHOLDERS' FUNDS continued

Six months ended 30 June 2004

	Millions			£m
	No. of shares issued and fully paid	Attributable to equity holders of the parent	Total minority interests	Total equity
1 January 2004	**3,837**	**2,670**	**1,229**	**3,899**
Changes in equity arising in the period:				
Fair value gains / (losses):				
AFS investments	-	(166)	-	(166)
Fair value of equity settled share options	-	1	-	1
Shadow accounting	-	117	-	117
Currency translation differences / exchange differences on translating foreign operations	-	124	46	170
Cash flow hedge amortisation	-	(2)	-	(2)
Aggregate tax effect of items taken directly to or transferred from equity	-	14	-	14
Net acquisition / disposal of minority interests	-	-	66	66
Other	-	(4)	(12)	(16)
Net income recognised directly in equity	-	84	100	184
Profit for the period	-	145	51	196
Total recognised income and expense for the period		229	151	380
Dividend for 2004	-	(106)	(31)	(137)
Purchase / sales of treasury shares	-	(5)	-	(5)
Exercise of share options	12	8	-	8
30 June 2004	3,849	2,796	1,349	4,145

RECONCILIATION OF MOVEMENTS IN CONSOLIDATED EQUITY SHAREHOLDERS' FUNDS continued

Six months ended 30 June 2004

£m

	Attributable to equity holders of the parent						
	Share capital	Share premium	Other reserves	Translation reserve	Retained earnings	Treasury shares	Total
1 January 2004	384	587	367	-	1,883	(551)	2,670
Changes in equity arising in the period:							
Fair value gains / (losses):							
Gain on property revaluation	-	-	-	-	-	-	-
Available-for-sale investments	-	-	(166)	-	-	-	(166)
Fair value of equity settled share options	-	-	-	-	1	-	1
Shadow accounting	-	-	117	-	-	-	117
Currency translation differences / exchange differences on translating foreign operations	-	-	-	124	-	-	124
Cash flow hedge amortisation	-	-	(2)	-	-	-	(2)
Aggregate tax effect of items taken directly to or transferred from equity	-	-	14	-	-	-	14
Other	-	-	8	-	(12)	-	(4)
Net income recognised directly in equity	-	-	(29)	124	(11)	-	84
Profit for the period	-	-	-	-	145	-	145
Total recognised income and expense for the period			(29)	124	134	-	229
Dividend for 2004	-	-	-	-	(106)	-	(106)
Purchase / sales of treasury sales	-	-	-	-	-	(5)	(5)
Exercise of share options	-	8	-	-	-	-	8
30 June 2004	384	595	338	124	1,911	(556)	2,796

ACCOUNTING POLICIES

The following principal accounting policies have been applied consistently in dealing with items that are considered material in relation to the Group's financial statements.

(a) Basis of preparation

The Group has prepared the consolidated preliminary balance sheet at 31 December 2004, the related consolidated preliminary statements of income and changes in equity for the year then ended and the related notes, in accordance with IFRS adopted for use by the EU ('the preliminary financial information') as set out on pages 7 to 38 to establish the financial position and results of operations of the Group necessary to provide the comparative financial information expected to be included in the Group's first set of IFRS financial statements for the year to 31 December 2005. The preliminary financial information does not include comparative financial information for the prior period.

The Board acknowledges its responsibility for the preparation of the preliminary financial information which has been prepared in accordance with IFRS adopted for use by the EU and policies expected to be adopted when the Board prepares the Group's first set of IFRS Financial Statements for the year to 31 December 2005. The Board approved the preliminary financial information at its meeting on 27 April 2005.

The standards adopted by the Group are those adopted by the EU at the date the preliminary financial information was approved by the Board. In accordance with the guidance issued by the EU, the Group has accounted for unit linked contracts which fall within the scope of IAS 39, Financial Instruments: Recognition and Measurement ("IAS 39") at fair value, as permitted by the insurance accounts directive.

The latest version of IAS 19, Employee Benefits ("IAS 19") which the Group has adopted, is expected to be adopted by the EU and be effective for the 31 December 2005 financial statements.

The preliminary financial information does not reflect any changes in respect of any amendments to IAS 39 for the fair value option. Proposals to restrict the fair value option are being considered by the IASB and are the subject of continuing debate between the IASB, industry and regulators.

The Group has applied the requirements of IAS 27, Consolidation ("IAS 27") in determining whether holdings in mutual funds, such as open-ended investment companies, should be consolidated. Old Mutual plc will continue to monitor industry developments in this area.

(b) Foreign Currency Translation

(i) Foreign currency transactions

The Group's presentation currency is Sterling (£). The functional currency of the Group's foreign operations is the currency of the primary economic environment in which these entities operate.

Transactions in foreign currencies are converted into the functional currency at the rate of exchange ruling at the date of the transaction. The functional currency of the Group's foreign operations is the currency of the primary economic environment in which these entities operate.

Monetary assets and liabilities denominated in foreign currencies are translated into the relevant functional currency at rates of exchange ruling at the balance sheet date. Non-monetary assets and liabilities denominated in foreign currencies that are stated at fair value are translated into the functional currency at foreign exchange rates ruling at the dates the fair values were determined. Non-monetary assets and liabilities denominated in foreign currencies that are stated at historical cost are converted into the functional currency at the rate of exchange ruling at the date of the initial recognition of the asset and liability and are not subsequently retranslated.

Exchange gains and losses on the translation and settlement during the period of foreign currency assets and liabilities are recognised in the income statement. Exchange differences for non-monetary items are recognised in equity when the changes in the fair value of the non-monetary item is recognised in equity, and in the income statement if the changes in fair value of the non-monetary item is recognised in the income statement.

(ii) Foreign investments

The assets and liabilities of foreign operations are translated from their respective functional currencies into the Group's presentation currency using the year-end exchange rates, and their income and expenses using the average exchange rates. Unrealised gains or losses resulting from translation of functional currencies to the presentation currency are included as a separate component of shareholders' equity, net of applicable deferred income taxes.

ACCOUNTING POLICIES continued

(c) Group accounting

(i) Subsidiary undertakings and special purpose entities

Subsidiary undertakings are those entities controlled by the company. Subsidiary undertakings include special purpose entities created to accomplish a narrow, well-defined objective, which may take the form of a corporation, trust, partnership or unincorporated entities, and where the substance of the relationship between the company and the entity indicates that the entity is controlled by the company.

Control exists when the company has the power, directly or indirectly, to govern the financial and operating policies of an entity so as to obtain benefits from its activities. The company considers the existence and effect of potential voting rights currently exercisable or convertible when assessing whether it has control. Entities in which the company holds half or less of the voting rights, but which are controlled by the virtue of the company retaining the majority of risks or benefits, are also included in the consolidated accounts.

The Group accounts include the assets, liabilities and results of the company and subsidiary undertakings (including special purpose entities). The results of subsidiary undertakings acquired or disposed of in the year are included in the consolidated income statement from the date of acquisition or up to the date of disposal or control ceasing.

Intragroup balances and transactions, and all profits and losses arising from intragroup transactions, are eliminated in preparing the group financial statements. Unrealised losses are not eliminated to the extent that they provide evidence of impairment.

(ii) Associates

An associate is an entity, including an unincorporated entity such as a partnership, over which the group exercises significant influence but not control, through participation in the financial and operating policy decisions of the investee (and that is neither a subsidiary nor an investment in a joint venture).

The results and assets and liabilities of associates are incorporated in these financial statements using the equity method of accounting. The carrying amount of such investments is reduced to recognise any impairment in the value of individual investments.

Where a group enterprise transacts with an associate of the group, unrealised profits and losses are eliminated to the extent of the group's interest in the relevant associate. Unrealised losses are eliminated in the same way but only to the extent there is no evidence of impairment.

Investments in associates, which are held with a view to subsequent resale are accounted for as non-current assets held for sale (see (s)) and those held by policyholder long-term insurance funds are accounted for as financial assets fair valued through profit or loss (see (e)(viii)).

(d) Insurance and investment contracts

Long-term business

(i) Classification of contracts

Contracts under which the Group accepts significant insurance risk from another party (the policyholder) by agreeing to compensate the policyholder or other beneficiary if a specified uncertain future event (the insured event) adversely affects the policyholder are classified as insurance contracts. Insurance risk is risk other than financial risk. Financial risk is the risk of a possible future change in one or more of a specified interest rate, security price, commodity price, foreign exchange rate, index of prices or rates, a credit rating or credit index or other variable, provided in the case of a non-financial variable that the variable is not specific to a party to the contract.

Contracts under which the transfer of insurance risk to the Group from the policyholder is not significant are classified as investment contracts.

Contracts with a discretionary participating feature are those under which the policyholder holds a contractual right to receive additional payments as a supplement to guaranteed minimum payments. These additional payments, the amount or timing of which is at the Group's discretion, represent a significant portion of the total contractual payments and are contractually based on (i) the performance of a specified pool of contracts or a specified type of contract, (ii) realised and/or unrealised investment returns on a specified pool of assets held by the Group; or (iii) the profit or loss of the Group. Contracts with a discretionary participating feature may be classified either as insurance contracts or investment contracts. All contracts with a discretionary participating feature are accounted for in the same manner as insurance contracts.

ACCOUNTING POLICIES continued

(d) Insurance and investment contracts continued

Long-term business continued

(ii) Premiums on long term insurance

Premiums and annuity considerations receivable under insurance contracts and investment contracts with a discretionary participating feature are stated gross of commission, and exclude taxes and levies. Premiums in respect of linked insurance contracts are recognised when the liability is established. Premiums in respect of other insurance contracts and investment contracts with a discretionary participation feature are recognised when due for payment.

Outward reinsurance premiums are recognised when due for payment.

Amounts received under investment contracts other than those with a discretionary participating feature are recorded as deposits to investment contract liabilities.

(iii) Revenue on investment management service contracts

Fees charged for investment management services provided in conjunction with an investment contract are recognised as revenue as the services are provided. Initial fees, which exceed the level of recurring fees and relate to the future provision of services are deferred and amortised over the anticipated period in which services will be provided. Fees charged for investment management service contracts in the asset management segment are also recognised on this basis.

(iv) Claims paid on long term insurance

Claims paid under insurance contracts and investment contracts with a discretionary participating feature include maturities, annuities, surrenders, death and disability payments.

Maturity and annuity claims are recorded as they fall due for payment. Death and disability claims and surrenders are accounted for when notified.

Reinsurance recoveries are accounted for in the same period as the related claim.

Amounts paid under investment contracts other than those with a discretionary participating feature are recorded as deductions from investment contract liabilities.

(v) Insurance contract provisions

Insurance contract provisions for South African and other African businesses have been computed using a gross premium valuation method. Provisions in respect of South African business have been made in accordance with the Financial Soundness Valuation basis as set out in the guidelines issued by the Actuarial Society of South Africa in Professional Guidance Note (PGN) 104 (2001). Under this guideline, provisions are valued using realistic expectations of future experience, with prescribed margins for prudence and deferral of profit emergence.

Provisions for investment contracts with a discretionary participating feature are also computed using the gross premium valuation method in accordance with the Financial Soundness Valuation basis. Surplus allocated to policyholders but not yet distributed (i.e. bonus smoothing reserve) related to these contracts is included as a provision.

For the US business, the insurance contract provisions are calculated using the net premium method, based on assumptions as to investment yields, mortality, withdrawals and policyholder dividends. Assumptions are set at the time the contract is issued.

Universal life and deferred annuity reserves are computed on the retrospective deposit method, which produces reserves equal to the cash value of the contracts.

Reserves on immediate annuities and guaranteed payments are computed on the prospective deposit method, which produces reserves equal to the present value of future benefit payments.

For other territories, the valuation bases adopted are in accordance with local actuarial practices and methodologies.

Derivatives embedded in an insurance contract are not separated and measured at fair value if the embedded derivative itself qualifies for recognition as an insurance contract. In this case the entire contract is measured as described above.

The Group performs liability adequacy testing on its insurance liabilities to ensure that the carrying amount of its liabilities (less related deferred acquisitions costs and intangibles assets) is sufficient in view of estimated future cash flows. When performing the liability adequacy test, the Group discounts all contractual cash flows and compares this amount to the carrying value of the liability. Where a shortfall is identified, an additional provision is made.

The provision estimation techniques and assumptions are periodically reviewed, with any changes in estimates reflected in the income statement as they occur.

ACCOUNTING POLICIES continued

(d) Insurance and investment contracts continued

Long-term business continued

Whilst the directors consider that the gross insurance contract provisions and the related reinsurance recovery are fairly stated on the basis of the information currently available to them, the ultimate liability will vary as a result of subsequent information and events and may result in significant adjustments to the amount provided.

(vi) Investment contract liabilities

Liabilities for unit linked and market linked contracts are reported at fair value. For unit linked and market linked contracts, this is calculated as the account balance, which is the value of the units allocated to the policyholder, based on the bid price value of the assets in the underlying fund (adjusted for tax). For other linked contracts, the fair value of the liability is determined by reference to the fair value of the underlying assets. The fair value of the liability is subject to the "deposit floor" such that the liability established cannot be less than the amount repayable on demand.
Non-linked investment contract liabilities are measured at amortised cost.

Derivatives embedded in investment contracts are separated and measured at fair value, when their risks and characteristics are not closely related to those of the host contract and the host contract liability is calculated on an amortised cost basis.

(vii) Acquisition costs

Acquisition costs for insurance contracts comprise all direct and indirect costs arising from the sale of insurance contracts.

As the gross premium valuation method used in South Africa and other African territories to determine insurance contract provisions makes implicit allowance for the deferral of acquisition costs, no explicit deferred acquisition cost asset is recognised in the balance sheet for the contracts issued in these areas.

For the US life insurance business, an explicit deferred acquisition costs asset has been established in the balance sheet. Deferred acquisition costs are amortised over the period that profits on the related insurance policies are expected to emerge. Acquisition costs are deferred to the extent that they are deemed recoverable from available future profit margins.

Deferral of costs on other insurance business is limited to the extent that they are deemed recoverable from available future margins.

(viii) Intangible asset in respect of investment management service contracts

Costs that are directly attributable to securing an investment management service contract are deferred if they can be identified separately and measured reliably and it is probable that they will be recovered. The intangible asset represents the contractual right to benefit from providing investment management services and is amortised as the related revenue is recognised. Costs attributable to investment management service contracts in the asset management segment are also recognised on this basis.

General insurance business

All classes of general insurance business are accounted for on an annual basis.

(ix) Premiums on general insurance

Premiums are stated gross of commissions, exclude taxes and levies and are accounted for in the period in which the risk commences. The proportion of the premiums written relating to periods of risk after the balance sheet date is carried forward to subsequent accounting periods as unearned premiums, so that earned premiums relate to risks carried during the accounting period.

Outward reinsurance premiums are accounted for in the same accounting period as the premiums for the related direct insurance.

(x) Claims on general insurance

Claims incurred comprise the settlement and handling costs of paid and outstanding claims arising during the year and adjustments to prior year claim provisions. Outstanding claims comprise claims incurred up to, but not paid, at the end of the accounting period, whether reported or not.

Outstanding claims do not include any provision for possible future claims where the claims arise under contracts not in existence at the balance sheet date (e.g. equalisation and catastrophe provisions).

The Group performs liability adequacy testing on its claim liabilities to ensure that the carrying amount of its liabilities (less related deferred acquisition costs and the unearned premium reserve) is sufficient in view of estimated future cash flows.

ACCOUNTING POLICIES continued

(d) Insurance and investment contracts continued

General insurance business continued

Whilst the directors consider that the gross provisions for claims and the related reinsurance recoveries are fairly stated on the basis of the information currently available to them, the ultimate liability will vary as a result of subsequent information and events, and may result in significant adjustments to the amount provided. Adjustments to the amounts of claims provisions established in prior years are reflected in the financial statements for the period in which the adjustments are made, and disclosed separately if material. The methods used and estimates made are reviewed regularly.

(xi) Acquisition costs on general insurance

Acquisition costs, which represent commission and other related expenses, are deferred and amortised over the period in which the related premiums are earned.

(e) **Financial instruments**

(i) Recognition and de-recognition

A financial asset or liability is recognised when and only when the group becomes a party to the contractual provisions of the financial instrument.

The group derecognises a financial asset when and only when:

- The contractual rights to the cash flows arising from the financial assets have expired or been forfeited by the group; or
- It transfers the financial asset including substantially all the risks and rewards of ownership of the asset; or
- It transfers the financial asset, neither retaining nor transferring substantially all the risks and rewards of ownership of
- The asset, but no longer retains control of the asset.

A financial liability is derecognised when and only when the liability is extinguished, that is, when the obligation specified in the contract is discharged, cancelled or has expired.

The difference between the carrying amount of a financial liability (or part thereof) extinguished or transferred to another party and consideration paid, including any non-cash assets transferred or liabilities assumed, is recognised in profit or loss.

(ii) Derivative financial instruments

Derivative financial instruments including foreign exchange contracts, interest rate futures, forward rate agreements, currency and interest rate swaps, currency and interest rate options (both written and purchased) and other derivative financial instruments are initially recognized in the balance sheet at fair value. Fair values are obtained from quoted market prices, discounted cash flow models and options pricing models as appropriate. All derivatives are carried as assets when their fair value is positive and as liabilities when their fair value is negative.

Changes in the fair value of derivatives not designated as hedges for hedge accounting purposes are included in investment income.

(iii) Hedge accounting

Qualifying hedging instruments must either be derivative financial instruments or non derivative financial instruments used to hedge the risk of changes in foreign currency exchange rates, changes in fair value or cash flows of which are expected to offset changes in the fair value or cash flows of the underlying hedged item.

The Group designates certain qualifying hedging instruments as either (1) a hedge of the exposure to changes in fair value of a recognised asset or liability (fair value hedge); (2) a hedge of a future cash flow attributable to a recognised asset or liability, a forecasted transaction or a firm commitment and could affect profit or loss (cash flow hedge); or, (3) a hedge of a net investment in a foreign operation. Hedge accounting is used for qualifying hedging instruments designated in this way provided certain criteria are met.

The Group's criteria for a qualifying hedging instrument to be accounted for as a hedge include:

- Upfront formal documentation of the hedging instrument, hedged item or transaction, risk management objective and strategy, the nature of the risk being hedged and the effectiveness measurement methodology that will be applied is prepared before hedge accounting is adopted;
- The hedge is documented showing that it is expected to be highly effective in offsetting the changes in the fair value or cash flows attributable to the hedged risk, consistent with the risk management and strategy detailed in the upfront hedge documentation;
- The effectiveness of the hedge can be reliably measured;
- The hedge is assessed and determined to have been highly effective on an ongoing basis; and
- For cash flow hedges of a forecast transaction, an assessment that it is highly probable that the hedged transaction will occur and will carry profit and loss risk.

ACCOUNTING POLICIES continued

(e) Financial instruments continued

Changes in the fair value of derivatives that are designated and qualify as fair value hedges and that prove to be highly effective in relation to hedged risk, are recorded in the income statement, along with the corresponding change in fair value of the hedged asset or liability that is attributable to that specific hedged risk.

If the hedge no longer meets the criteria for hedge accounting, hedge accounting is discontinued prospectively. Any previous adjustment to the carrying amount of a hedged interest-bearing financial instrument carried at amortised cost, (as a result of previous hedge accounting), is amortised in the income statement from the date hedge accounting ceases, to the maturity date of the financial instrument, based on the effective interest rate method. The adjustment to the carrying amount of a previously hedged available for sale security remains in retained earnings until the disposal of the equity security.

Changes in the fair value of derivatives that are designated and qualify as cash flow hedges or hedges of a net investment in a foreign operation and that prove to be highly effective in relation to the hedged risk are recognised in equity.

Where the forecasted transaction results in the recognition or firm commitment results in the recognition of a non financial asset or of a liability, the gains and losses previously deferred in equity are transferred from equity and included in the initial measurement of the cost of the asset or liability. Otherwise, amounts deferred in equity are transferred to the income statement and classified as revenue or expense in the periods during which the hedged firm commitment or forecasted transaction or the resulting financial asset or liability affects the income statement.

For hedges of a net investment in a foreign operation, any cumulative gains or losses recognised in equity are recognised in the income statement on disposal of the foreign operation.

(iv) Embedded derivatives

Certain derivatives embedded in other financial and non-financial instruments, such as the conversion option in a convertible bond, are treated as separate derivatives and recognised as such on a stand alone basis, when their risks and characteristics are not closely related to those of the host contract and the host contract is not carried at fair value with unrealised gains and losses reported in the income statement.

If it is not possible to determine the fair value of the embedded derivative, the entire hybrid instrument is categorised as fair value through profit or loss and measured at fair value.

(v) Offsetting financial instruments and related income

Financial assets and liabilities are offset and the net amount reported in the balance sheet only when there is a legally enforceable right to set off and there is intention to settle on a net basis, or to realise the asset and settle the liability simultaneously.

Income and expense items are offset only to the extent that their related instruments have been offset in the balance sheet, with the exception of those relating to hedges, which are disclosed in accordance with the income statement effect of the hedged item.

(vi) Interest income and expense

Interest income and expense is recognised in the income statement using the effective interest rate method taking into account the expected timing and amount of cash flows. Interest income and expense include the amortisation of any discount or premium or other differences between the initial carrying amount of an interest-bearing instrument and its amount at maturity calculated on an effective interest rate basis.

(vii) Non-interest revenue

See (d) (iii) for non-interest revenue arising on investment contracts.

Fees and commission
Loan origination fees for loans that are probable of being drawn down, are deferred (together with related direct costs) and recognised as an adjustment to the effective yield on the loan. Commission and fees arising from negotiating, or participating in the negotiation of a transaction for a third party, such as the acquisition of loans, shares or other securities or the purchase or sale of businesses, are recognised on completion of the underlying transaction.

Other
Revenue other than interest, fees and commission and insurance premiums, which includes exchange and securities trading income, dividends from investments and net gains on the sale of investment banking assets, is recognised in the income statement when the amount of revenue from the transaction or service can be measured reliably, it is probable that the economic benefits of the transaction or service will flow to the group and the costs associated with the transaction or service can be measured reliably.

ACCOUNTING POLICIES continued

(e) Financial instruments continued

(viii) Financial assets carried at fair value through profit or loss

Financial assets carried at fair value through profit or loss are comprised of trading securities and those securities that the Group has elected to designate as fair value through profit or loss.
Trading securities are those that were either acquired for generating a profit from short-term fluctuations in price or dealer's margin, or are securities included in a portfolio in which a pattern of short-term profit taking exists, or are derivatives that are not designated and effective hedging instruments.

Financial assets carried at fair value through profit or loss are initially recognised at fair value and subsequently re-measured at fair value based on quoted bid prices. If quoted bid prices are unavailable the fair value of the financial asset is estimated using pricing models or discounted cash flow techniques. Where discounted cash flow techniques are used, estimated future cash flows are based on management's best estimates and the discount rate used is a market-related rate at the balance sheet date for an instrument with similar terms and conditions. Where pricing models are used, inputs are based on market-related measures at the balance sheet date.

All related realised and unrealised gains and losses are included in Investment income. Interest earned whilst holding trading securities is reported as interest income. Dividends received are included in dividend income.

All purchases and sales of financial assets carried at fair value through profit or loss that require delivery within the time frame established by regulation or market convention ('regular way' purchases and sales) are recognised at trade date, which is the date that the Group commits to purchase or sell the asset. Otherwise such transactions are treated as derivatives until settlement occurs.

(ix) Sale and repurchase agreements and lending of securities

Securities sold subject to linked repurchase agreements are retained in the financial statements as trading or investment securities and the counter party liability is included in amounts owed to other depositors, deposits from other banks, or other money market deposits, as appropriate. Securities purchased under agreements to resell at a pre-determined price are recorded as loans and advances to other banks or customers as appropriate. The difference between sale and repurchase price is treated as interest and accrued over the lives of agreements using the effective yield method. Securities lent to counter parties are also retained in the financial statements and any interest earned recognised in the income statement using the effective yield method.

Securities borrowed are not recognised in the financial statements, unless these are sold to third parties, in which case the purchase and sale are recorded with the gain or loss included in trading income. The obligation to return them is recorded at fair value as a trading liability.

(x) Other financial assets

The Group classifies its other financial assets into the following two categories: held-to-maturity and available-for-sale assets. Other financial assets with fixed maturity where management has both the intent and the ability to hold to maturity are classified as held-to-maturity. Investment securities intended to be held for an indefinite period of time, which may be sold in response to needs for liquidity or changes in interest rates, exchange rates or equity prices are classified as available-for-sale. Management determines the appropriate classification of its investments at the time of the purchase.

Other financial assets are initially recognised at their fair value, which includes transaction costs. Available-for-sale financial assets are subsequently re-measured at fair value based on quoted bid prices. If quoted bid prices are unavailable the fair value of the financial asset is estimated using pricing models or discounted cash flow techniques. Where discounted cash flow techniques are used, estimated future cash flows are based on management's best estimates and the discount rate used is a market-related rate at the balance sheet date for an instrument with similar terms and conditions. Where pricing models are used, inputs are based on market-related measures at the balance sheet date.

Unrealised gains and losses arising from changes in the fair value of financial assets classified as available-for-sale are recognised in equity. When available-for-sale financial assets are disposed of or impaired, the related accumulated fair value adjustments are included in the income statement as gains and losses from available-for-sale financial assets or as an impairment charge.

Held-to-maturity investments are carried at amortised cost using the effective yield method, less any impairment write-downs.

Interest earned whilst holding other financial assets is reported as interest income, within Investment income. Dividends receivable are included separately in dividend income, within Investment income, when a dividend is declared.

ACCOUNTING POLICIES continued

(e) Financial instruments continued

(xi) Impairment of investment securities and purchased loans and receivables

A financial asset is deemed to be impaired when its carrying amount is greater than its estimated recoverable amount. The amount of the impairment loss for assets carried at amortised cost is calculated as being the difference between the asset's carrying amount and the present value of expected future cash flows discounted at the financial instrument's original effective interest rate. The recoverable amount of an instrument measured at fair value is the present value of expected future cash flows discounted at the current market rate of interest for a similar financial asset.

If the amount of the impairment in a financial asset held at amortised cost or a debt instrument classified as available for sale subsequently reverses due to an event occurring after an impairment write down, the release of the impairment allowance account is credited to the income statement.
Reversal of impairment losses in the income statement for an equity investment classified as available for sale is done through shareholders' equity.

(xii) Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market, other than those classified by the Group as fair value through profit or loss or available for sale. Loans and receivables are carried at amortised cost. Third party expenses, such as legal fees, incurred in securing a loan are treated as part of the cost of the transaction.

All loans and receivables are recognised when cash is advanced to borrowers.

(xiii) Impairment of loans and receivables

An allowance account for loan impairment is established if there is objective evidence that the Group will not be able to collect all amounts due from a financial contract. The amount of the impairment is the difference between the carrying amount and the recoverable amount, being the present value of expected cash flows, including amounts recoverable from guarantees and collateral, discounted based on the effective interest rate at inception.

The impairment allowance account also covers losses where there is objective evidence that losses are present in components of the loan portfolio at the balance sheet date, but these components have not yet been specifically identified. When a loan is uncollectable, it is written off against the related impairment allowance account. Subsequent recoveries are credited to the bad and doubtful debt expense in the income statement.

If the amount of impairment subsequently decreases due to an event occurring after the write down, the release of the impairment allowance account is credited to the bad and doubtful debt expense. Impairment reversals are limited to what the carrying amount would have been, had no impairment losses been recognised.

Interest income on loans and receivables held at amortised cost is recognised on the impaired amount using the original effective interest rate before the impairment.

(xiv) Borrowings, including convertible bonds

Borrowings are recognised initially at their issue proceeds net of transaction costs incurred. Subsequently borrowings are stated at amortised cost and any difference between net proceeds and the redemption value is recognised in the income statement over the period of the borrowings using the effective interest method.

The conversion options included in convertible bonds are recorded separately in shareholders' equity. The Group does not recognise any change in the value of this option in subsequent periods. The remaining obligation to make future payments of principal and interest to bondholders is calculated using a market interest rate for an equivalent non-convertible bond and is presented on the amortised cost basis in other borrowed funds until extinguished on conversion or maturity of the bonds.

If the Group purchases its own debt, it is removed from the balance sheet and the difference between the carrying amount of a liability and the consideration paid is included in net trading income.

(xv) Acceptances

Acceptances comprise undertakings by the Group to pay bills of exchange drawn on customers. The Group expects most acceptances to be settled simultaneously with the reimbursement from customers. Acceptances are disclosed as liabilities with the corresponding contra-asset recorded in the balance sheet.

ACCOUNTING POLICIES continued

(e) Financial instruments continued

(xvi) Financial liabilities, including investment contracts

Financial liabilities are classified as either "At fair value through profit or loss" or "Other financial liabilities".

Financial liabilities held for trading are classified as "At fair value through profit or loss" and carried at fair value. The fair value of a financial liability with a demand feature is not less than the amount payable on demand, discounted from the first date that the amount could be required to be paid.

All other non-trading financial liabilities are classified as "Other" and are recognised initially at cost, less attributable transaction costs. Subsequent to initial recognition all other financial liabilities are stated at amortised cost with any difference between cost and redemption value being recognised in the income statement over the period of the borrowings on an effective interest basis.

(f) Tax

Income tax on the profit or loss for the year comprises current and deferred tax. Income tax is recognised in the income statement except to the extent that it relates to items recognised directly to equity, in which case it is recognised in equity.

(i) Current tax

Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at the balance sheet date, and any adjustment to tax payable in respect of previous years.

(ii) Deferred tax

Deferred taxation is provided using the balance sheet liability method, based on temporary differences. Temporary differences are differences between the carrying amounts of assets and liabilities for financial reporting purposes and their tax base. The amount of deferred taxation provided is based on the expected manner of realisation or settlement of the carrying amount of assets and liabilities using tax rates enacted or substantively enacted at the balance sheet date. Deferred taxation is charged to the income statement except to the extent that it relates to a transaction that is recognised directly in equity, or a business combination that is an acquisition. The effect on deferred taxation of any changes in tax rates is recognised in the income statement, except to the extent that it relates to items previously charged or credited directly to equity.

A deferred-tax asset is recognised only to the extent that it is probable that future taxable income will be available, against which the unutilised tax losses and deductible temporary differences can be used. Deferred-tax assets are reduced to the extent that it is no longer probable that the related tax benefits will be realised.

(g) Intangible assets

(i) Goodwill and goodwill impairment

All business combinations are accounted for by applying the purchase method. At acquisition date, the Group recognises the fair value of the acquiree's identifiable assets, liabilities and contingent liabilities that satisfy the recognition criteria at their fair value. The cost of a business combination is the fair value of purchase consideration due at date of acquisition plus any directly attributable transaction costs. Contingent purchase consideration is recognised to the extent that it is probable and can be measured reliably. Any minority interest in the acquiree is stated at the minority's proportion of the net fair values of those items. Any excess between the cost of the business combination and the Group's interest in the net fair value of the identifiable assets, liabilities and contingent liabilities is recognised as goodwill. Goodwill is adjusted for any subsequent re-measurement of contingent purchase consideration.

Purchased goodwill is allocated to one or more cash-generating units (CGUs), being the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or group of assets. The directors test for impairment each CGU containing goodwill and intangible assets with indefinite useful lives annually. An impairment loss is recognised whenever the carrying amount of an asset or its CGU exceeds its recoverable amount. However, impairment losses relating to goodwill are not reversed. Where businesses are acquired as part of the same investment, these units are combined for the purposes of determining recoverability of the related goodwill.

(ii) Present value of acquired in-force insurance and investment contract business

The present value of acquired in-force insurance and investment contract business is capitalised in the consolidated balance sheet as an intangible asset.

ACCOUNTING POLICIES continued

(g) Intangible assets continued

The capitalised value is the present value of cash flows anticipated in the future from the relevant book of insurance and investment contract policies acquired. This is calculated by performing a cash flow projection of the associated long-term fund and book of in-force policies in order to estimate future after tax profits attributable to shareholders. The valuation is based on actuarial principles taking into account future premium income, mortality, disease and surrender probabilities, together with future costs and investment returns on the assets supporting the fund. These profits are then discounted at a rate of return allowing for the risk of uncertainty of the future cash flows. This calculation is particularly sensitive to the assumptions regarding discount rate, future investment returns and the rate at which policies discontinue.

The asset is amortised over the expected profit recognition period on a systematic basis over the anticipated lives of the related contracts, which the directors have considered to be 30 years.

The amortisation charge is stated net of any unwind in the discount rate used to calculate the asset.
The recoverable amount of the asset is re-calculated at each balance sheet date and any impairment losses recognised accordingly.

(iii) Internally developed software

Internally developed software is amortised over its estimated useful life. Such assets are stated at cost less accumulated amortisation and impairment losses. Software is recognised in the balance sheet if, and only if, it is probable that the relevant future economic benefits attributable to the software will flow to the Group and its cost can be measured reliably.

Costs incurred in the research phase are expensed whereas costs incurred in the development phase can be capitalised. Amortisation is charged to the income statement on a straight-line basis over the estimated useful lives of the relevant software, which range between 2 and 5 years.

(iv) Subsequent expenditure

Subsequent expenditure on capitalised intangible assets is capitalised only when it increases the future economic benefits embodied in the specific asset to which it relates. All other expenditure is expensed as incurred.

(h) Impairment (all assets other than goodwill and financial instruments)

The Group assesses all assets (other than goodwill and intangible assets with an indefinite useful life) for indications of an impairment loss or the reversal of a previously recognised impairment at each balance sheet date, recognising such impairments (where the carrying value of the asset exceeds its recoverable amount) or the reversal of a previously recognised impairment accordingly.

(i) Property, plant and equipment

(i) Owned assets

Owner-occupied property is stated at revalued amounts, being fair value at the date of revaluation less subsequent accumulated depreciation and accumulated impairment losses.

Plant and equipment, principally computer equipment, motor vehicles, fixtures and furniture, are stated at cost less accumulated depreciation and impairment losses.

(ii) Subsequent expenditure

Subsequent expenditure is capitalised when it is measurable and will result in probable future economic benefits. Expenditure incurred to replace a separate component of an item of owner occupied property, plant or equipment is capitalised to the cost of the item of owner occupied property, plant and equipment and the component replaced is derecognised. All other expenditure is recognised in the income statement as an expense when incurred.

(iii) Revaluation of owner-occupied property

Owner-occupied property is valued on the same basis as for investment property.

When an individual property is re-valued, any increase in its carrying amount (as a result of the revaluation) is transferred to a revaluation reserve, except to the extent that it reverses a revaluation decrease of the same property previously recognised as an expense in the income statement.

When the value of an individual property is decreased as a result of a revaluation, the decrease is charged against any related credit balance in the revaluation reserve in respect of that property. However, to the extent that it exceeds any surplus, it is recognised as an expense in the income statement.

ACCOUNTING POLICIES continued

(i) Property, plant and equipment continued

(iv) Derecognition

On derecognition of an owner-occupied property, or item of plant or equipment, any gain or loss on disposal, determined as the difference between the net disposal proceeds and the carrying amount of the asset, is included in the income statement in the period of the derecognition. In the case of owner-occupied property, any surplus in the revaluation reserve in respect of the individual property is transferred directly to retained earnings.

(v) Depreciation

Depreciation is charged to the income statement on a straight-line basis over the estimated useful lives of items of owner-occupied property, plant and equipment that are accounted for separately.

In the case of owner-occupied property, on revaluation any accumulated depreciation at the date of the revaluation is eliminated against the gross carrying amount of the property concerned and the net amount restated to the revalued amount. Subsequent depreciation charges are adjusted based on the revalued amount for each property. Any difference between the depreciation charge on the revalued amount and that which would have been charged under historic cost is transferred net of any related deferred tax, between the revaluation reserve and retained earnings as the property is utilised.

Land is not depreciated.

The maximum estimated useful lives are as follows:

Computer equipment	5 years
Computer software	3 years
Motor vehicles	6 years
Fixtures and furniture	10 years
Leasehold property	20 years
Freehold Property	50 years

(j) Investment properties

Investment property is real estate held to earn rentals or for capital appreciation. It does not include real estate held for use in the production or supply of goods or services or for administrative purposes.

Investment properties are stated at fair value. Internal professional valuers perform valuations annually. For practical reasons, valuations are carried out on a cyclical basis over a twelve-month period due to the large number of properties involved. External valuations are obtained once every three years on a cyclical basis. In the event of a material change in market conditions between the valuation date and balance sheet date an internal valuation is performed and adjustments made to reflect any material changes in value.

The valuation methodology adopted is dependent upon the nature of the property. Income generating assets are valued using discounted cash flows. Vacant land, land holdings and residential flats are valued according to sales of comparable properties. Near vacant properties are valued at land value less the estimated cost of demolition.

Surpluses and deficits arising from changes in fair value are reflected in the income statement.

For properties reclassified during the year from property, plant and equipment to investment properties any revaluation gain arising is initially recognised in the income statement to the extent of previously charged impairment losses. Any residual excess is taken to the revaluation reserve. Revaluation deficits are recognised in the revaluation reserve to the extent of previously recognised gains and any residual deficit is accounted for in the income statement.

Investment properties that are reclassified to owner occupied property are revalued at the date of transfer, with any difference being taken to the income statement.

(k) Borrowing costs

Borrowing costs directly attributable to the acquisition, construction and production of qualifying assets are capitalised as part of the costs of those assets. Qualifying assets are those that necessarily take a substantial period of time to prepare for their intended use or sale. Capitalisation of borrowing costs continues up to the date when the assets are substantially ready for their use or sale.

All other borrowing costs are expensed in the period in which they are incurred.

Details of borrowing costs capitalised will be disclosed in the notes to the accounts by fixed-asset category and are calculated at the group's average funding cost except to the extent that funds are borrowed specifically for the purpose of obtaining a qualifying asset. Where this occurs actual borrowing costs incurred less any investment income on the temporary investment of those borrowings is capitalised.

ACCOUNTING POLICIES continued

(l) Pension plans and retirement benefits

Defined benefit and defined contribution schemes have been established for eligible employees of the Group with the assets held in separate trustee administered funds.

Pension obligations are accounted for in accordance with IAS 19, Employee Benefits. The projected unit credit method is used to determine the defined benefit obligations based on actuarial assessments, which incorporate not only the pension obligations known on the balance sheet date but also information relevant to their expected future development. The discount rates used are determined based on the yields for investment grade corporate bonds that have maturity dates approximating the terms of the Group's obligations.

Actuarial gains or losses are accounted for using the "corridor method". Actuarial gains and losses are recognised eligible for recognition in the income statement to the extent that they exceed 10 per cent of the greater of the fair value of the plan assets or the present value of the gross defined benefit obligations in the scheme. Actuarial gains and losses exceeding 10 per cent are spread over the expected average remaining working lives of the employees participating in the scheme.

Where the calculation results in a benefit to the Group, the recognised asset is limited to the net total of any unrecognised actuarial losses and past service costs and the present value of any future refunds from the plan or reductions in future contributions to the plan.

When the benefits of a plan are improved, the portion of the increased benefit relating to past service by employees is recognised as an expense in the income statement on a straight-line basis over the average period until the benefits become vested. To the extent that the benefits vest immediately, the expense is recognised immediately in the income statement.

Contributions in respect of defined contribution schemes are recognised as an expense in the income statement as incurred.

Certain group companies make provision for post retirement medical and housing benefits for eligible employees. Non- pension post- retirement benefits are accounted for according to their nature, either as defined contribution or defined benefit plans. The expected costs of post retirement benefits that are defined benefit plans in nature are accounted for in the same manner as for defined benefit pension plans.

(m) Share-based payments

Equity-settled share-based payment transactions with employees

The services received in an equity-settled transaction with employees are measured at the fair value of the equity instruments granted. The fair value of those equity instruments is measured at grant date.

If the equity instruments granted vest immediately and the employee is not required to complete a specified period of service before becoming unconditionally entitled to those instruments, the services received are recognised in full on grant date in profit and loss for the period, with a corresponding increase in equity.

Where the equity instruments do not vest until the employee has completed a specified period of service, it is assumed that the services rendered by the employee, as consideration for those equity instruments will be received in the future, during the vesting period. These services are accounted for in profit and loss as they are rendered during the vesting period, with a corresponding increase in equity.

Cash-settled share-based payment transactions with employees

The services received in cash-settled transactions with employees and the liability to pay for those services, are recognised at fair value as the employee renders services. Until the liability is settled, the fair value of the liability is re-measured at each reporting date and at the date of settlement, with any changes in fair value recognised in profit or loss for the period.

Measurement of fair value of equity instruments granted

The equity instruments granted by the Group are measured at fair value at measurement date using standard option pricing valuation models. The valuation technique is consistent with generally acceptable valuation methodologies for pricing financial instruments, and incorporates all factors and assumptions that knowledgeable, willing market participants would consider in setting the price of the equity instruments.

(n) Cash and cash equivalents

For the purposes of the cash flow statement, cash and cash equivalents comprise balances with less than 90 days maturity from the date of acquisition and which are highly liquid and subject to an insignificant risk of changes in value, including: cash and balances with central banks, treasury bills and other eligible bills, amounts due from other banks and trading securities, but excluding cash balances held for investment purposes.

ACCOUNTING POLICIES continued

(o) Other provisions

Provisions are recognised when the Group has a present legal or constructive obligation as a result of past events, for which it is probable that an outflow of economic benefits will occur, and where a reliable estimate can be made of the amount of the obligation. Where the effect of discounting is material, provisions are discounted and the discount rate used is a pre-tax rate that reflects current market assessments of the time value of money and, where appropriate, the risks specific to the liability.

Specific policies:

A provision for onerous contracts is recognised when the expected benefits to be derived by the group from a contract are lower than the unavoidable cost of meeting the obligations under the contract.

A provision for restructuring is recognised only if the group has approved a detailed formal plan and raised a valid expectation, among those parties directly affected, that the plan will be carried out either by having begun implementation or by publicly announcing the plan's main features.

No provision is made for future operating costs or losses.

(p) Segment reporting

The Group's primary segments are geographic and secondary segments are lines of business. The Group policy is to disclose segmental information mandatory under IAS14 and to disclose additional supplemental information for each business segment at the Group management's discretion. Where financial information is required for primary and secondary segments this is provided by way of a matrix format.

The segmental disclosure of results by geography is determined by the origin of business transacted. This is not materially different to the segmental disclosure determined by market destination. Business transacted with South African residents in terms of their personal offshore allowances is conducted by the Group's offshore companies and is therefore disclosed under the Rest of the World Segment.

Assets, liabilities, revenues or expenses that are not directly attributable to a particular segment are allocated between segments where there is a reasonable basis for doing so. The Group accounts for inter-segment revenues and transfers as if the transactions were with third parties at current market prices.

(q) Treasury shares

Upon consolidation, the balance sheet and income statement are adjusted for own shares held by Employee Share Ownership Trusts (ESOPs) and policyholder funds, within OMLAC (SA) and OMLAC (Namibia).

Own shares are deducted from equity to eliminate the inter-company portion.

Balance sheet presentation
On purchase, the cost of the shares acquired is deducted from equity. Subsequently, any gain or loss on the sale or cancellation of an entity's own equity instruments is recognised in equity.

Income statement presentation
Any net income in relation to own shares, both dividends received and unrealised losses on own shares are eliminated before stating the profit for the year.

Dividends paid in respect of these shares are also excluded when determining the retained profit for the year.

Earnings per share
In calculating the basic earnings per share, the exclusion of the income in respect of own shares from the income statement requires the exclusion of treasury shares from the weighted average number of shares.

When calculating the diluted earnings per share, the number of shares included in the weighted average, reflects the potential issue in respect of the ESOP Trusts and the US Dollar Guaranteed Convertible Bond, but excludes treasury shares held within the policyholders' funds.

(r) Share capital

Ordinary and preference share capital is classified as equity if it is non-redeemable by the shareholder and any dividends are discretionary. Dividends are recognised as distributions within equity.

Preference share capital is classified as a liability if it is redeemable on a specific date or at the option of the shareholders or if dividend payments are not discretionary. Dividends thereon are recognised in the income statement as interest expense.

ACCOUNTING POLICIES continued

(s) Dividends

Dividends payable to holders of equity instruments are recognised in the period in which they are declared and approved by the shareholders.

Special Purpose Audit Report of KPMG Audit Plc to Old Mutual Plc ('the Company') on its Preliminary International Financial Reporting Standards ("IFRS") Financial Information.

In accordance with the terms of our engagement letter dated 20 January 2005, we have audited the accompanying consolidated preliminary IFRS balance sheet of Old Mutual Plc ("the Company") as at 31 December 2004, and the related consolidated statements of income and changes in equity for the year then ended and the related accounting policy notes ("the preliminary IFRS financial information") set out on pages 7 to 38.

Respective responsibilities of directors and KPMG Audit Plc
As described on page 11, the directors of the Company have accepted responsibility for the preparation of the preliminary IFRS financial information which has been prepared as part of the Company's conversion to IFRS. Our responsibilities, as independent auditors, are established in the United Kingdom by the Auditing Practices Board, our profession's ethical guidance and the terms of our engagement.

Under the terms of engagement we are required to report to you our opinion as to whether the preliminary IFRS financial information has been properly prepared, in all material respects, in accordance with the basis of preparation to the preliminary IFRS financial information. We also report to you if, in our opinion, we have not received all the information and explanations we require for our audit.

We read the other information accompanying the preliminary IFRS financial information and consider whether it is consistent with the preliminary IFRS financial information. We consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the preliminary IFRS financial information.

Our report has been prepared for the Company solely in connection with the Company's conversion to IFRS.

Our report was designed to meet the agreed requirements of the Company determined by the Company's needs at the time. Our report should not therefore be regarded as suitable to be used or relied on by any party wishing to acquire rights against us other than the Company for any purpose or in any context. Any party other than the Company who chooses to rely on our report (or any part of it) will do so at its own risk. To the fullest extent permitted by law, KPMG Audit Plc will accept no responsibility or liability in respect of our report to any other party.

Basis of audit opinion
We conducted our audit having regard to Auditing Standards issued by the UK Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the preliminary IFRS financial statements. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the preliminary IFRS financial information, and of whether the accounting policies are appropriate to the Group's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the preliminary IFRS financial information is free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the preliminary IFRS financial information.

Emphasis of matters
Without qualifying our opinion, we draw your attention to the following matters:

- The basis of preparation note to the preliminary IFRS financial statements explains why the accompanying preliminary IFRS financial information may require adjustment before its inclusion as comparative information in the IFRS financial statements for the year ending 31 December 2005 when the Company prepares its first IFRS financial statements.
- As described in the basis of preparation note to the preliminary IFRS financial information, as part of its conversion to IFRS, the Company has prepared the preliminary IFRS financial information for the year ended 31 December 2004 to establish the financial position, and results of operations of the Company necessary to provide the comparative financial information expected to be included in the Company's first complete set of IFRS financial statements for the year ending 31 December 2005. The preliminary IFRS financial information do not themselves include comparative financial information for the prior period.
- As explained in the basis of preparation in accordance with IFRS 1, First-time Adoption of International Financial Reporting Standards, no adjustments have been made for any changes in estimates made at the time of approval of the UK GAAP financial statements on which the preliminary IFRS financial statements are based.

Opinion
In our opinion, the accompanying preliminary IFRS financial information for the year-ended 31 December 2004 has been prepared, in all material respects, in accordance with the basis set out in the basis of preparation, which describes how IFRS have been applied under IFRS 1, including the assumptions made by the directors of the Company about the standards and interpretations expected to be effective, and the policies expected to be adopted, when they prepare the first complete set of consolidated IFRS financial statements of the Company for the year ending 31 December 2005.

KPMG Audit Plc
Chartered Accountants
London
3 May 2005

OLD MUTUAL | plc

NEWS RELEASE

Nedcor Limited
Trading Update and Results of AGM

Old Mutual plc ("Old Mutual") draws attention to today's trading update by its South African banking subsidiary, Nedcor Limited ("Nedcor"). Nedcor has also announced the results of its annual general meeting held yesterday.

The full text of Nedcor's announcements are available on the Old Mutual website at www.oldmutual.com or on the JSE Securities Exchange News Service (SENS). Hard copies are also available from Corporate Affairs, Old Mutual plc, 5th Floor, Old Mutual Place, 2 Lambeth Hill, London EC4V 4GG or Old Mutual Square, Isibaya Building, 2nd Floor, 93 Grayston Drive, Sandton 2196, South Africa.

Old Mutual will be providing an update on current trading activities in respect of the whole Old Mutual Group at 7.00 a.m. (UK time), 8.00 a.m. (SA time), on 11 May 2005, ahead of its Annual General Meeting that morning.

5 May 2005

ENQUIRIES:

Old Mutual plc UK
Miranda Bellord +44 (0) 20 7002 7133

Old Mutual plc SA
Nad Pillay +27 (0) 21 504 8026

For further information about Old Mutual plc visit www.oldmutual.com

NEDCOR LIMITED
(Incorporated in the Republic of South Africa)
Registration number: 1966/010630/06
JSE share code: NED
ISIN code: ZAE000004875
("Nedcor" or "the group")

RESULTS OF ANNUAL GENERAL MEETING

At the annual general meeting held on Wednesday 4 May 2005, all the ordinary and special resolutions outlined in the Notice of annual general meeting dated 17 March 2005 were passed by the requisite majority, with the exception of Resolution 5 which was withdrawn as no nominations were received for any person to be proposed as a director in terms of the company's articles of association, and the resolution dealing with the re-election of Mr PF Nhleko as a director, which was withdrawn as he has resigned with effect from 21 April 2005.

The special resolutions related to a general authority being granted for Nedcor to repurchase its shares and the change of the company name to Nedbank Group Limited. Both these resolutions will be submitted for registration at the Registrar of Companies in due course. The company will trade under Nedbank Group Limited from Monday 16 May 2005. The JSE share code "NED" and ISIN "ZAE000004875" remain unchanged, and the short name will be "Nedbank".

Shareholders representing 85,7% of the issued share capital in Nedcor were present in person or by proxy at the meeting.

Chief executive Tom Boardman provided shareholders with an update on the group's trading performance for the first three months of the 2005 financial year and this information is contained in a Trading Statement which has been issued simultaneously on SENS.

Sandton

5 May 2005

For further information contact

Tier 1 Investor Relations

Tel: +27 (0)21 702-3102

Sponsors

Merrill Lynch South Africa (Pty) Limited

Nedbank Capital

NEDCOR LIMITED
(Incorporated in the Republic of South Africa)
Registration number: 1966/010630/06
JSE share code: NED
ISIN code: ZAE000004875
("Nedcor" or "the group")

NEDCOR LIMITED – TRADING STATEMENT

OVERVIEW

The directors are pleased to report that the unaudited trading results for the three months to 31 March 2005 ("the period") are in line with management expectations.

Compared to the quarter ended 31 March 2004, net interest income ("NII") increased by 22,6% to R2,0 billion. Non-interest revenue ("NIR"), which increased by 5,0% to R1,7 billion, is slightly behind internal forecasts, but this was offset by lower than expected expenditure levels.

Average total assets increased by 8% to R324 billion and average interest-earning assets increased 8% to R265 billion. Residential home loan and credit card balances increased by 10,7% and 9,5% respectively over the same period. This loan growth continued to be lower than market growth rates, although the rate of market share loss in residential home loans, in particular, has decreased over the period. The structural and strategic actions taken in 2004 continue to impact performance positively.

Nedcor is reporting in accordance with the International Financial Reporting Standards (IFRS) with effect from 1 January 2005. The group's 2004 results, as noted in an announcement on SENS on 3 May 2005, have been restated to

reflect the impact of reporting under IFRS. The major impact of IFRS relates to the accounting treatment of share options, goodwill, foreign exchange gains/ losses, revenue recognition and impairments.

PERFORMANCE FOR THE PERIOD

Movements in key income statement items include:

- NII continues to benefit from the improved funding profile and hedging strategies. Margin (based on average interest-earning assets) has improved from 2,80% for the three months ended March 2004 to 3,10% for the period. This can be ascribed to:
  - the uplift created from the rights offer cash received in May 2004;
  - reduced funding drag as a result of the banking book being relatively interest neutral following the hedging strategy;
  - income on the proceeds from the sale of non-core investments;
  - the repatriation of certain foreign capital during 2004; and
  - increased trading revenue reflected in NII.

  This improvement in margin was negatively impacted by the 1% reduction in the taxation rate for companies which resulted in a R54 million reduction in margin arising from the IAS 12 (previously AC102) treatment of structured finance deals. This debit is offset by a corresponding credit in the taxation line and reverses over time.
- NIR is marginally higher than the corresponding period in 2004, as referred to above. Trading revenue increased by approximately 8%, although NIR was negatively impacted as a higher proportion was reflected in NII than the corresponding period. The Nedbank Capital pipeline of potential transactions remains strong.
- Total impairments amounted to R441 million for the period. Credit quality continues to benefit from the strong economic conditions and the impairment charge is expected to decrease from these levels for the remainder of the period.

- Total expenses for the period totalled R2,5 billion and show no growth over last year. The cost to income ratio (excluding foreign translation gains/losses) has improved to below 70% from 77.6% in the comparative period last year. This improvement can be attributed to lower staff costs following the retrenchment programme in 2004, improved efficiencies across most areas of the group, a timing delay in some recovery expenditure and the growth in gross operating income.
- Income growth is well ahead of expense growth.
- The taxation rate for companies has been reduced from 30% to 29%. While tax on earnings decreases as a result, the revaluation of the deferred taxation asset to take account of the corporate taxation rate decrease has had a negative effect of approximately R90 million in the first quarter. Notwithstanding the benefit of the R54 million adjustment referred to above, this has resulted in the taxation rate being marginally higher than management's expectations.
- Headline earnings and ROE are in line with expectations.

OTHER OPERATIONAL HIGHLIGHTS

Nedbank Retail is starting to benefit from the turnaround strategy implemented during 2004. The Peoples Bank integration is progressing according to plan and is scheduled to be completed by the end of 2005.

Staff morale continues to be a key focus of management. Morale is improving following the staff roadshows by management during the period and frequent staff communication as well as the normalisation of bonuses which were paid in March.

Strategic initiatives implemented through the Recovery Programme are having a positive effect on the group and the implementation of the three-year plan is progressing well.

Nedcor's broad-based black economic empowerment (BEE) transaction was announced on 19 April 2005. The deal will be implemented in late July or early August, subject to regulatory and shareholder approval.

EARNINGS FORECASTS – SIX MONTHS TO 30 JUNE 2005

Assuming exchange rates remain at current levels, the directors expect headline earnings per share for the six months to 30 June 2005 to be between 15% and 30% higher than the IFRS restated 245 cents per share reported for the first half of 2004. Headline earnings for the six months to 30 June 2005 are expected to be between 38% and 56% higher than the R802 million restated results under IFRS for the first half of 2004.

Based on the forecast range of headline earnings per share above, attributable earnings per share for the six months to 30 June 2005 is estimated to be between 16% and 31% greater than the IFRS restated 247 cents per share reported for the first half of 2004.

Shareholders are advised that these forecasts have not been reviewed or reported on by the group's auditors.

Sandton
5 May 2005

For further information kindly contact:
Tier 1 Investor Relations
+27 (0)21 702 3102

Sponsors:
Merrill Lynch South Africa (Pty) Ltd

Nedbank Capital

NEDCOR LIMITED
(Incorporated in the Republic of South Africa)
Registration number: 1966/010630/06
JSE share code: NED
ISIN code: ZAE000004875
("Nedcor" or "the group")

NEDCOR LIMITED - IFRS FINANCIAL EFFECTS OF BEE TRANSACTION

Further to the announcement on Nedcor's adoption of International Financial Reporting Standards ("IFRS") issued on 3 May 2005 and the group's broad-based black economic empowerment ("BEE") transaction announcement issued on 19 April 2005 , the pro forma IFRS financial effects of the BEE transaction for the financial year ended 31 December 2004 are detailed below.

As advised on 19 April 2005 the anticipated economic cost of the BEE transaction over ten years remains R968 million after tax. Assuming the deal is implemented in late July or early August 2005, which is subject to regulatory and shareholder approval, the IFRS 2 impact incurred in the second six months of the 2005 financial year is expected to be approximately R140 million after tax. The long-term business benefits of the transaction are expected to outweigh the costs.

The pro forma IFRS financial effects shown below have been prepared for illustrative purposes only in order to provide information on how the transaction might have affected the financial results and position of the Nedcor consolidated results from 1 January 2004 for income statement effects and at 31 December 2004 for the balance sheet effects, and, because of their nature, these financial effects may not give a true reflection of the actual financial effects of the BEE transaction.

PREVIOUS ACCOUNTING POLICIES

As per the announcement of the BEE transaction on 19 April 2005:

31 December 2004	Before the Nedcor BEE transaction and issue of shares (cents)	After the Nedcor BEE transaction and issue of shares (cents)	Change %
Attributable earnings per share ("EPS")	270	270	(0,05)
Fully diluted EPS	269	254	(5,65)
Headline earnings per share ("HEPS")	401	400	(0,14)
Fully diluted HEPS	400	377	(5,86)
Ordinary shareholders' equity (Rm)	18 095	18 177	0,45
Net asset value ("NAV") per share	4 590	4 594	0,10
Tangible net asset value ("TNAV") per share	3 357	3 366	0,27

FINANCIAL EFFECTS APPLYING IFRS:

31 December 2004	Before the Nedcor BEE transaction and issue of shares	After the Nedcor BEE transaction and issue of shares	Change %

	(cents)	(cents)	
Attributable earnings per share			
("EPS") (1)(3)(4)	423	357	(15,54)
Fully diluted EPS (1)(3)(4)	422	336	(20,38)
Headline earnings per share			
("HEPS") (1)(3)(4)	483	417	(13,67)
Fully diluted HEPS (1)(3)(4)	481	392	(18,62)
Ordinary shareholders equity (Rm)	18 497	18 580	0,45
Net asset value ("NAV") per			
share(2)(5)	4 692	4 696	0,09
Tangible net asset value ("TNAV")			
per share(2)(5)	3 400	3 408	0,26

The 2004 pro forma IFRS impact of the BEE deal is exaggerated as Nedcor's 2004 earnings were low owing to the group being in the early stages of its three year recovery programme and the impact of the 2004 recovery programme one-off costs.

The key differences in respect of the accounting for the BEE deal between previous accounting policies and the new accounting policies which apply IFRS is the introduction of IFRS2 - Share-based Payments, which results in an additional charge to the income statement.

Notes:

(1) The "Before the Nedcor BEE transaction and issue of shares" column reflects the earnings and headline earnings per Nedcor share for the year ended 31 December 2004 as announced on 3 May 2005 on an IFRS basis. The "After the Nedcor BEE transaction and issue of shares" column reflects the earnings and headline earnings adjusted for the financial effects of the various schemes based on the assumption that the transaction was implemented from 1 January 2004.

(2) The "Before the Nedcor BEE transaction and issue of shares" column reflects the net asset value per Nedcor share at 31 December 2004 as announced on 3 May 2005 on an IFRS basis. The "After the Nedcor BEE transaction and issue of shares" column reflects the net asset value per Nedcor share after the consideration received from the various schemes and an enlarged number of shares based on the assumption that the transaction was implemented on 31 December 2004.

(3) The "Before the Nedcor BEE transaction and issue of shares" column weighted average number of shares in issue used in calculating EPS was 360,88 million and in calculating fully diluted EPS was 361,75 million.

(4) The "After the Nedcor BEE transaction and issue of shares" column weighted average number of shares in issue used in calculating EPS was 362,30 million and in calculating fully diluted EPS was 385,25 million (this includes Nedcor shares expected to vest under the transaction).

(5) In calculating NAV and TNAV per share the number of shares in issue as at 31 December 2004 was 394,21 million and in determining the pro forma NAV and TNAV per share, the number of shares in issue was 395,63 million (including 1,4 million shares that vest immediately as a result of the transaction).

Sandton
5 May 2005

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Tier 1 Investor Relations
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Nedbank Capital

Transition to International Financial Reporting Standards

NEDCOR

Restatement of financial information for the year ended 31 December 2004 and the six months ended 30 June 2004 under International Financial Reporting Standards ("IFRS")

INTRODUCTION

For the year ended 31 December 2004 the Nedcor group ("the group") prepared its financial statements under South African Statements of Generally Accepted Accounting Practice ("SA GAAP") as effective at that date. In accordance with the JSE Securities Exchange South Africa ("JSE") Listings Requirements the group will be required to prepare its consolidated financial statements in accordance with IFRS (and revised SA GAAP effective for financial periods commencing on or after 1 January 2005) for the year ending 31 December 2005. IFRS refers to the application of International Accounting Standards ("IAS") and IFRSs.

This requirement applies to financial reporting for all financial periods beginning on or after 1 January 2005 and, consequently, Nedcor's first published IFRS results will be its interim results for the six months ending 30 June 2005. The group's first published financial statements under IFRS will be for the year ending 31 December 2005. As the group publishes comparative information for one year in its financial statements, the date for transition to IFRS is 1 January 2004, which represents the start of the earliest period of comparative information presented.

In order to explain how Nedcor's reported performance and financial position are impacted by IFRS, the group has restated information previously published under SA GAAP to the equivalent basis under IFRS. This restatement follows the guidelines set out in IFRS 1, First-time Adoption of International Financial Reporting Standards ("IFRS 1").

The effect of IFRS, in particular the changes to the accounting treatment for goodwill, which is no longer amortised, and share-based payments (including the BEE deal), which are now expensed through the income statement, make Nedcor's published 2007 targets more challenging. These targets will be revisited during the annual budgeting and three-year forecasting process, which takes place in the second half of the year.

The adoption of IFRS has resulted in certain income statement adjustments that may not be repeated in future reporting periods.

It is important to note that this financial information has been prepared in accordance with IFRS statements that are expected to be effective at 31 December 2005. These are subject to ongoing review and possible amendment by interpretive guidance from the International Accounting Standards Board ("IASB") and may therefore be subject to change. It should further be noted that the ultimate presentation, and income statement and balance sheet captions, could also change.

Old Mutual plc, Nedcor's ultimate holding company, is required to prepare its financial statements in accordance with IFRS as endorsed by the European Union ("EU"). The EU has not endorsed the full version of IAS 39, Financial Instruments: Recognition and Measurement ("IAS 39") and it has instead endorsed a "carved out" version. The "carve out" requires financial liabilities previously designated as fair value through profit or loss to be valued on an amortised cost basis. The "carve out" does not apply to the South African reported information and Nedcor has retained the fair value designation for local reporting, but reports to Old Mutual plc in line with the "carve out".

BASIS OF PREPARATION

The group has prepared the consolidated preliminary balance sheet at 31 December 2004 and the consolidated preliminary income statement for the year then ended, in accordance with IFRS ("the preliminary financial information") to e[illegible] the financial position and results of operations of the group necessary to provide the comparative inf[illegible] xpected to be included in the group's first set of IFRS financial statements for the year ending 31 [illegible] 2005.

The [illegible] acknowledges its responsibility for the preparation of the preliminary financial information which has been prepared in accordance with IFRS and policies expected to be adopted when the board prepares the group's first set of IFRS financial statements for the year ending 31 December 2005. The board has approved the preliminary financial information.

The preliminary financial information does not reflect any changes in respect of any possible amendments to IAS 39 that restrict the use of the fair value option. Proposals to restrict the fair value option are being considered by the IASB and Nedcor will continue to monitor industry developments in this area.

There have been no material adjustments to the cash flow statement in respect of cash utilised by operating activities before taxation, cash flows from investment activities and cash flows from financing activities as a result of the adoption of IFRS.

TRANSITIONAL ARRANGEMENTS

The date of transition to IFRS for the group is 1 January 2004 and therefore as required by IFRS 1, the group's opening balance sheet at 1 January 2004 has been restated to reflect all existing IFRS statements expected to be applicable at 31 December 2005. However, IFRS 1 allows a number of exemptions to this retrospective application principle upon adoption of IFRS. The group has adopted the following transitional arrangements on a consistent basis with its ultimate holding company, Old Mutual plc:

- Cumulative translation differences: the group has elected that the cumulative translation differences for foreign operations are deemed to be zero at the date of transition.
- Business combinations: the group has elected not to retrospectively apply the requirements of IFRS 3, Business Combinations ("IFRS 3") for business combinations that occurred prior to 31 March 2004 and consequently no adjustment has been made for historical business combinations.
- Property, plant and equipment: the group has elected to measure individual items of property, plant and equipment at fair value at the date of transition to IFRS, hence fair value is deemed to be cost at that date.
- Employee benefits: the group has elected to recognise all cumulative actuarial gains and losses on defined benefit post-retirement schemes in equity at the date of transition.
- Share-based payments: the group has elected not to apply the provisions of IFRS 2, Share-based payments ("IFRS 2") to equity-settled awards granted on or before 7 November 2002, or to awards granted after the date but which had vested prior to 1 January 2005.

The group has not elected to apply the exemption within IFRS 1 that allows comparative information presented in the first year of adoption of IFRS not to comply with IAS 32, Financial Instruments: Disclosure and Presentation ("IAS 32") and IAS 39.

Where estimates have previously been made under SA GAAP, consistent estimates (after adjustments to reflect any difference in accounting policies) have been made for the same date on transition to IFRS.

MATERIAL ADJUSTMENTS

The basis of the material adjustments, net of the associated tax impact, as shown in the tables for Reconciliation of assets, liabilities and equity, Reconciliation of income statement and Reconciliation of changes in shareholders' equity are noted below:

Note 1: Credit impairment

Previously the group calculated its impairment losses on loans and advances on an "expected loss" basis. Credit impairments were calculated using historical data and trends. The discount rate used to calculate the recoverable amount included an allowance for a credit spread.

Under IFRS the group has moved to an "incurred loss" basis. Impairment losses are incurred only if there is objective evidence of impairment as a result of one or more past events that have occurred since initial recognition. IFRS also allows for the creation of a credit impairment for incurred but not reported ("IBNR") losses in order to provide for latent losses in a portfolio of loans that have not yet been individually evidenced. The discount rate used to calculate the recoverable amount now excludes any allowance for a credit spread.

Note [illegible] [illegible]ue recognition and deferred acquisition costs

Prev[illegible] charged and certain related acquisition costs for originating loans were recognised immediately in the inc[illegible] ent.

In acc[illegible] with IFRS, fees charged for loans are recognised as revenue as the services are provided. Initial fees, which relate to the future provision of services, are deferred and amortised over the anticipated period in which the services will be provided.

Similarly costs that are directly attributable to securing a loan are deferred as an asset and amortised as the related revenue is recognised.

Note 3: Goodwill

Previously, the group recognised acquired goodwill at cost and amortised it on a straight-line basis over its expected useful life. Goodwill was subject to review for indications of impairment and any impairment losses were recognised in the income statement.

IFRS requires that goodwill is not amortised but is subject to impairment reviews, both annually and when there are indications that the carrying value may not be recoverable. Negative goodwill is no longer recognised on the balance sheet but in the income statement as it arises.

The 2004 goodwill amortisation previously recognised in the income statement has been reversed, resulting in a corresponding increase in equity. All goodwill has been tested for impairment at 1 January 2004, 30 June 2004, and 31 December 2004 in accordance with IFRS with no further impairment being recognised on transition. Negative goodwill that was previously held on the balance sheet at the transition date was released to reserves.

Note 4: Foreign exchange

Previously the group classified the assets and liabilities of all foreign subsidiaries and branches as either foreign entities or integrated operations. The foreign currency adjustments arising from the translation of foreign entities were recognised directly in equity, in the Foreign Currency Translation Reserve ("FCTR"), while those of the integrated operations were recognised in the income statement.

IFRS requires the group to determine the "functional currency" for all entities and the distinction between foreign entities and integrated operations has been removed. An entity, which has a non-rand functional currency, is translated at the closing exchange rate and the differences arising are reported directly to equity, whilst all other entities classified as having a rand functional currency report foreign currency translation differences in the income statement.

The group has elected to apply the exemption afforded to it by IFRS 1 and reset the balance of the FCTR to zero at the date of transition to IFRS.

Note 5: Share-based payments

The group grants share options to employees under employee share incentive schemes. Other than costs incurred in administering the schemes, which were expensed as incurred, the schemes did not result in any expense to the group, other than a dilution in earnings per share when the shares were issued.

Financial highlights

as at		Reviewed As reported under IFRS 31 December 2004	30 June 2004	Reviewed As previously reported 31 December 2004	30 June 2004
Share statistics					
Number of shares in issue	m	**394,2**	392,9	**394,2**	392,9
Weighted average number shares	m	**360,9**	327,8	**360,9**	327,8
Fully diluted weighted average number of shares	m	**361,8**	330,1	**361,8**	330,1
Headline earnings per share	cents	**483**	245	**401**	153
Fully diluted headline earnings per share	cents	**481**	243	**400**	151
Attributable earnings per share	cents	**423**	247	**270**	116
Fully diluted attributable earnings per share	cents	**422**	245	**269**	115
Dividends declared per share	cents	**120**	44	**120**	44
Dividend cover	times	**4,0**	5,6	**3,3**	3,5
Net asset value per share (investments at market value)	cents	**4 692**	4 499	**4 590**	4 444
Tangible net asset value per share (investments at market value)	cents	**3 400**	3 162	**3 357**	3 132
Key ratios					
Return on ordinary shareholders' equity	%	**11,0**	11,7	**9,2**	7,3
Return on total assets	%	**0,54**	0,53	**0,45**	0,33
Net-interest income to interest-earning assets	%	**3,13**	3,06	**3,13**	3,05
Non-interest revenue to total income	%	**50,2**	48,6	**50,8**	48,7
Impairments to total advances	%	**2,9**	3,2	**2,9**	3,3
Efficiency ratio	%	**74,8**	79,0	**76,3**	79,9

In accordance with the requirements of IFRS, the group has recognised an expense in the income statement, with a corresponding credit to equity, representing the fair value of outstanding employee share options with regard to its equity settled schemes. The fair value at the date of granting the options is charged to income over the relevant option vesting periods, adjusted to reflect actual and expected levels of vesting.

Note 6: Post-employment benefits

Previously the group elected to use the corridor method for the recognition of actuarial gains and losses. Only cumulative actuarial gains or losses in excess of 10% of the surplus or deficit in the fund were amortised in the income statement. Cumulative gains or losses inside this corridor were carried on the balance sheet and recognised over the expected remaining working lives of the employees.

Under IFRS 1 the group has applied the option to eliminate its pension fund corridor against opening retained income at the date of transition. The asset has been eliminated, and the adjustment taken to retained earnings as at 1 January 2004.

Future actuarial gains or losses will continue to be recognised using the corridor method.

Note 7: Property, plant and equipment

Previously property, plant and equipment were measured at cost less accumulated depreciation and impairment losses.

Under IFRS, equipment, (principally computer equipment, motor vehicles, fixtures and furniture), is still stated at cost less accumulated depreciation and impairment losses.

Owner-occupied property has been recognised at revalued amounts, being the fair value at the date of revaluation less subsequent accumulated depreciation and accumulated impairment losses. Increases in valuation of the properties are taken to a revaluation reserve. This revaluation reserve is amortised over the remaining useful life of the property.

Land is not depreciated.

Investment properties are stated at revalued amounts, being fair value at the date of revaluation less accumulated impairment losses. Increases or decreases in valuation are recognised in the income statement and investment properties are not depreciated.

REVIEW OPINION

This restatement of financial information for the year ended 31 December 2004 and the six months ended 30 June 2004 has been reviewed by the group's auditors, KPMG Inc and Deloitte & Touche, and their review opinion is available for inspection at the group's registered office. Their report includes an emphasis of matter that the scope of their review did not include the presentation and disclosure aspects of IFRS and was limited to the recognition and measurement criteria of IFRS only. They further note that amendments to the interpretive guidance issued by the IASB, between the date of this announcement and the finalisation of the financial statements for the year ending 31 December 2005, may result in changes to the restatements published.

Sandton
3 May 2005

NEDCOR LIMITED
(Incorporated in the Republic of South Africa)
Registration number: 1966/010630/06
JSE share code: NED
ISIN code: ZAE000004875
("Nedcor")

Income statement

Prepared in accordance with IFRS

Rm	Reviewed 2004 For the year ended 31 December 2004	Reviewed 2004 For the six months ended 30 June 2004
Interest and similar income	**23 904**	11 744
Interest expense and similar charges	**16 322**	8 149
Net interest income	**7 582**	3 595
Non-interest revenue	**7 936**	3 495
Foreign currency translation losses	**(280)**	(98)
Total income after foreign currency translation losses	**15 238**	6 992
Impairment losses on loans and advances	**1 217**	409
Income after impairment losses on loans and advances	**14 021**	6 583
Total expenses	**11 404**	5 524
Operating expenses	**10 709**	5 113
Fees due to alliance partners	**70**	83
Recovery programme expenses	**379**	234
Merger expenses	**246**	94
Profit from operations before non trading and capital items	**2 617**	1 059
Non-trading and capital items	**(254)**	(9)
Impairment of goodwill	**(87)**	(91)
(Loss)/Profit on sale of subsidiaries, investments and property and equipment	**(74)**	137
Net impairment of investments, property and equipment and capitalised development costs	**(93)**	(55)
Profit from operations	**2 363**	1 050
Share of profits of associates and joint ventures	**147**	80
Profit before taxation	**2 510**	1 130
Taxation	**668**	159
Taxation on non-trading and capital items	**(39)**	(17)
Profit after taxation	**1 881**	988
Minority interest income attributable to ordinary shareholders	**(125)**	(68)
Minority interest income attributable to preference shareholders	**(229)**	(110)
Profit attributable to shareholders for the period	**1 527**	810

Headline earnings reconciliation

Profit attributable to ordinary shareholders for the period	**1 527**	810
Less: non-trading and capital items	**(215)**	8
Impairment of goodwill	**(87)**	(91)
(Loss)/Profit on sale of subsidiaries, investments and property and equipment	**(74)**	137
Net impairment of investments, property and equipment and capitalised development costs	**(93)**	(55)
Taxation on above items	**39**	17
Headline earnings	**1 742**	802
Headline earnings excluding foreign currency translation losses	**2 022**	900

Reconciliation of income statement

Rm	Note	Profit attributable to ordinary shareholders Reviewed For the year ended 31 December 2004	Reviewed For the six months ended 30 June 2004
As previously reported		**974**	380
Adjustments for:			
Credit impairment	1	**140**	215
Revenue recognition and deferred acquisition costs	2	**(31)**	(14)
Goodwill	3	**281**	127
Foreign exchange	4	**91**	116
Share-based payments	5	**(15)**	(4)
Post-employment benefits	6	**131**	
Property, plant and equipment	7	**(44)**	(10)
As reported under IFRS		**1 527**	810

Balance sheet

Prepared in accordance with IFRS as at Rm	Reviewed 31 December 2004	Reviewed 30 June 2004	Reviewed 1 January 2004
Assets			
Cash and balances with central banks	**10 050**	11 809	12 227
Other short-term securities	**16 310**	9 549	10 610
Government and other securities	**26 224**	22 322	21 333
Derivative financial instruments	**27 560**	21 509	28 496
Loans and advances to customers	**221 275**	206 553	210 045
Other assets	**6 816**	8 391	6 669
Current taxation receivable	**196**	174	256
Investments in associate companies and joint ventures	**1 089**	1 464	1 627
Investment securities	**6 565**	8 167	8 940
Post-employment assets	**992**	506	529
Deferred taxation asset	**1 169**	1 245	3 146
Investment property	**174**	133	175
Property, plant and equipment	**2 828**	2 704	2 842
Non-current assets held for sale	**48**	13	13
Computer software and capitalised development costs	**1 419**	1 558	1 710
Goodwill	**3 676**	3 695	3 762
Customers' indebtedness for acceptances	**1 509**	1 009	835
Total assets	**327 900**	300 801	313 215
Shareholders' equity and liabilities			
Share capital	**394**	393	275
Share premium	**9 892**	9 832	4 801
Reserves	**8 211**	7 452	6 466
Ordinary shareholders' equity	**18 497**	17 677	11 542
Minority shareholders' equity			
Attributable to preference shareholders	**2 770**	2 770	2 802
Attributable to ordinary shareholders	**681**	665	622
Shareholders' equity and minority interests	**21 948**	21 112	14 966
Derivative financial instruments	**28 055**	19 856	28 206
Amounts owed to depositors	**254 299**	236 618	238 404
Other liabilities	**9 117**	8 988	11 834
Deferred revenue	**257**	225	194
Current taxation liabilities	**193**	189	144
Deferred taxation liabilities	**1 125**	864	2 731
Post-employment liabilities	**979**	640	663
Investment contract liabilities	**3 109**	3 803	5 152
Long-term debt instruments	**7 309**	7 497	10 086
Liabilities under acceptances	**1 509**	1 009	835
Total liabilities	**305 952**	279 689	298 249
Total shareholders' equity and liabilities	**327 900**	300 801	313 215
Guarantees on behalf of customers excluded from assets	**10 770**	10 429	12 403

Cash flow statement

Prepared in accordance with IFRS

Rm	Reviewed For the year ended 31 December 2004	Reviewed For the six months ended 30 June 2004
Cash and balances with central banks at beginning of period	**12 227**	12 227
Cash utilised by operating activities before taxation	**(6 081)**	(3 682)
Taxation paid	**(835)**	(285)
Cash flows from investment activities	**2 836**	1 228
Cash flows from financing activities	**1 903**	2 321
Cash and balances with central banks at end of period	**10 050**	11 809

Reconciliation of assets, liabilities and equity

Reviewed

	Note	Assets 31 December 2004 Rm	Assets 30 June 2004 Rm	Assets 1 January 2004 Rm	Liabilities 31 December 2004 Rm	Liabilities 30 June 2004 Rm	Liabilities 1 January 2004 Rm	Equity 31 December 2004 Rm	Equity 30 June 2004 Rm	Equity 1 January 2004 Rm
As previously reported		**327 238**	300 353	313 113	**305 652**	279 421	298 012	**21 586**	20 932	15 101
Adjustments for:										
Credit impairment	1	**107**	185	(33)				**107**	185	(33)
Revenue recognition and deferred acquisition costs	2	**81**	69	59	**257**	225	194	**(176)**	(156)	(135)
Goodwill	3	**281**	127					**281**	127	
Share-based payments	5	**18**	8	7				**18**	8	7
Post-employment benefits	6	**(45)**	(176)	(176)	**43**	43	43	**(88)**	(219)	(219)
Property, plant and equipment	7	**220**	235	245				**220**	235	245
As reported under IFRS		**327 900**	300 801	313 215	**305 952**	279 689	298 249	**21 948**	21 112	14 966

Reconciliation of changes in shareholders' equity

Reviewed

	Note	Share capital Rm	Share premium Rm	Distributable reserves brought forward Rm	Current distributable reserve movements after dividends Rm	Share-based payments reserve Rm	Property revaluation reserve Rm	Foreign currency translation reserve Rm	Available for sale reserves Rm	Other reserves Rm	Total ordinary shareholders' equity Rm	Preference shareholders' equity Rm	Minority shareholders' equity Rm	Total Rm
As at 1 January 2004														
As previously reported		275	4 801	6 667	–	–	–	(209)	–	113	11 647	2 802	652	15 101
Income statement movements:														
Credit impairment	1			(28)							(28)		(5)	(33)
Revenue recognition and deferred acquisition costs	2			(115)							(115)		(20)	(135)
Foreign exchange	4			(209)				209			–			–
Share-based payments	5			(2)		9					7			7
Post-employment benefits	6			(216)							(216)		(3)	(219)
Property, plant and equipment	7			(49)			296				247		(2)	245
As reported under IFRS		275	4 801	6 048	–	9	296	–	–	113	11 542	2 802	622	14 966
As at 30 June 2004														
As previously reported		393	9 832	6 667	(299)	–	–	(210)	416	664	17 463	2 770	699	20 932
Income statement movements:														
Credit impairment	1			(28)	215						187		(2)	185
Revenue recognition and deferred acquisition costs	2			(115)	(14)						(129)		(27)	(156)
Goodwill	3				127						127			127
Foreign exchange	4			(209)	116			93			–			–
Share-based payments	5			(2)	(4)	14					8			8
Post-employment benefits	6			(216)							(216)		(3)	(219)
Property, plant and equipment	7			(49)	(10)		296				237		(2)	235
Transfer of reserves					13		(13)				–			–
As reported under IFRS		393	9 832	6 048	144	14	283	(117)	416	664	17 677	2 770	665	21 112
As at 31 December 2004														
As previously reported		**394**	**9 892**	**6 667**	**563**	**-**	**–**	**(266)**	**621**	**224**	**18 095**	**2 770**	**721**	**21 586**
Income statement movements:														
Credit impairment	1			**(28)**	**140**						**112**		**(5)**	**107**
Revenue recognition and deferred acquisition costs	2			**(115)**	**(31)**						**(146)**		**(30)**	**(176)**
Goodwill	3				**281**						**281**			**281**
Foreign exchange	4			**(209)**	**91**			**118**			**-**			**-**
Share-based payments	5			**(2)**	**(15)**	**35**					**18**			**18**
Post-employment benefits	6			**(216)**	**131**						**(85)**		**(3)**	**(88)**
Property, plant and equipment	7			**(49)**	**(44)**		**315**				**222**		**(2)**	**220**
Transfer of reserves					**53**		**(53)**				**-**			**-**
As reported under IFRS		**394**	**9 892**	**6 048**	**1 169**	**35**	**262**	**(148)**	**621**	**224**	**18 497**	**2 770**	**681**	**21 948**

Transition to International Financial Reporting Standards

NEDCOR

Restatement of financial information for the year ended 31 December 2004 and the six months ended 30 June 2004 under International Financial Reporting Standards ("IFRS")

INTRODUCTION

For the year ended 31 December 2004 the Nedcor group ("the group") prepared its financial statements under South African Statements of Generally Accepted Accounting Practice ("SA GAAP") as effective at that date. In accordance with the JSE Securities Exchange South Africa ("JSE") Listings Requirements the group will be required to prepare its consolidated financial statements in accordance with IFRS (and revised SA GAAP effective for financial periods commencing on or after 1 January 2005) for the year ending 31 December 2005. IFRS refers to the application of International Accounting Standards ("IAS") and IFRSs.

This requirement applies to financial reporting for all listed companies for financial reporting periods beginning on or after 1 January 2005 and, consequently, Nedcor's first published IFRS results will be its interim results for the six months ending 30 June 2005. The group's first published financial statements under IFRS will be for the year ending 31 December 2005. As the group publishes comparative information for one year in its financial statements, the date for transition to IFRS is 1 January 2004, which represents the start of the earliest period of comparative information presented.

In order to explain how Nedcor's reported performance and financial position are impacted by IFRS, the group has restated information previously published under SA GAAP to the equivalent basis under IFRS. This restatement follows the guidelines set out in IFRS 1, First-time Adoption of International Financial Reporting Standards ("IFRS 1").

The effect of IFRS, in particular the changes to the accounting treatment for goodwill, which is no longer amortised, and share-based payments (including the BEE deal), which are now expensed through the income statement, make Nedcor's published 2007 targets more challenging. These targets will be revisited during the annual budgeting and three-year forecasting process, which takes place in the second half of the year.

The adoption of IFRS has resulted in certain income statement adjustments that may not be repeated in future reporting periods.

It is important to note that this financial information has been prepared in accordance with IFRS statements that are expected to be effective at 31 December 2005. These are subject to ongoing review and possible amendment by interpretive guidance from the International Accounting Standards Board ("IASB") and may therefore be subject to change. It should further be noted that the ultimate presentation, and income statement and balance sheet captions, could also change.

Old Mutual plc, Nedcor's ultimate holding company, is required to prepare its financial statements in accordance with IFRS as endorsed by the European Union ("EU"). The EU has not endorsed the full version of IAS 39, Financial Instruments: Recognition and Measurement ("IAS 39") and it has instead endorsed a "carved out" version. The "carve out" requires financial liabilities previously designated as fair value through profit or loss to be valued on an amortised cost basis. The "carve out" does not apply to the South African reported information and Nedcor has retained the fair value designation for local reporting, but reports to Old Mutual plc in line with the "carve out".

BASIS OF PREPARATION

The group has prepared the consolidated preliminary balance sheet at 31 December 2004 and the consolidated preliminary income statement for the year then ended, in accordance with IFRS ("the preliminary financial information") to est[illegible] financial position and results of operations of the group necessary to provide the comparative inform[illegible]cted to be included in the group's first set of IFRS financial statements for the year ending 31 De[illegible]05.

The board acknowledges its responsibility for the preparation of the preliminary financial information which has been prepared in accordance with IFRS and policies expected to be adopted when the board prepares the group's first set of IFRS financial statements for the year ending 31 December 2005. The board has approved the preliminary financial information.

The preliminary financial information does not reflect any changes in respect of any possible amendments to IAS 39 that restrict the use of the fair value option. Proposals to restrict the fair value option are being considered by the IASB and Nedcor will continue to monitor industry developments in this area.

There have been no material adjustments to the cash flow statement in respect of cash utilised by operating activities before taxation, cash flows from investment activities and cash flows from financing activities as a result of the adoption of IFRS.

TRANSITIONAL ARRANGEMENTS

The date of transition to IFRS for the group is 1 January 2004 and therefore as required by IFRS 1, the group's opening balance sheet at 1 January 2004 has been restated to reflect all existing IFRS statements expected to be applicable at 31 December 2005. However, IFRS 1 allows a number of exemptions to this retrospective application principle upon adoption of IFRS. The group has adopted the following transitional arrangements on a consistent basis with its ultimate holding company, Old Mutual plc:

- Cumulative translation differences: the group has elected that the cumulative translation differences for foreign operations are deemed to be zero at the date of transition.
- Business combinations: the group has elected not to retrospectively apply the requirements of IFRS 3, Business Combinations ("IFRS 3") for business combinations that occurred prior to 31 March 2004 and consequently no adjustment has been made for historical business combinations.
- Property, plant and equipment: the group has elected to measure individual items of property, plant and equipment at fair value at the date of transition to IFRS, hence fair value is deemed to be cost at that date.
- Employee benefits: the group has elected to recognise all cumulative actuarial gains and losses on defined benefit post-retirement schemes in equity at the date of transition.
- Share-based payments: the group has elected not to apply the provisions of IFRS 2, Share-based payments ("IFRS 2") to equity-settled awards granted on or before 7 November 2002, or to awards granted after the date but which had vested prior to 1 January 2005.

The group has not elected to apply the exemption within IFRS 1 that allows comparative information presented in the first year of adoption of IFRS not to comply with IAS 32, Financial Instruments: Disclosure and Presentation ("IAS 32") and IAS 39.

Where estimates have previously been made under SA GAAP, consistent estimates (after adjustments to reflect any difference in accounting policies) have been made for the same date on transition to IFRS.

MATERIAL ADJUSTMENTS

The basis of the material adjustments, net of the associated tax impact, as shown in the tables for Reconciliation of assets, liabilities and equity, Reconciliation of income statement and Reconciliation of changes in shareholders' equity are noted below:

Note 1: Credit impairment

Previously the group calculated its impairment losses on loans and advances on an "expected loss" basis. Credit impairments were calculated using historical data and trends. The discount rate used to calculate the recoverable amount included an allowance for a credit spread.

Under IFRS the group has moved to an "incurred loss" basis. Impairment losses are incurred only if there is objective evidence of impairment as a result of one or more past events that have occurred since initial recognition. IFRS also allows for the creation of a credit impairment for incurred but not reported ("IBNR") losses in order to provide for latent losses in a portfolio of loans that have not yet been individually evidenced. The discount rate used to calculate the recoverable amount now excludes any allowance for a credit spread.

No[illegible]nue recognition and deferred acquisition costs

Pre[illegible] charged and certain related acquisition costs for originating loans were recognised immediately in the inc[illegible]ent.

In accordance with IFRS, fees charged for loans are recognised as revenue as the services are provided. Initial fees, which relate to the future provision of services, are deferred and amortised over the anticipated period in which the services will be provided.

Similarly costs that are directly attributable to securing a loan are deferred as an asset and amortised as the related revenue is recognised.

Note 3: Goodwill

Previously, the group recognised acquired goodwill at cost and amortised it on a straight-line basis over its expected useful life. Goodwill was subject to review for indications of impairment and any impairment losses were recognised in the income statement.

IFRS requires that goodwill is not amortised but is subject to impairment reviews, both annually and when there are indications that the carrying value may not be recoverable. Negative goodwill is no longer recognised on the balance sheet but in the income statement as it arises.

The 2004 goodwill amortisation previously recognised in the income statement has been reversed, resulting in a corresponding increase in equity. All goodwill has been tested for impairment at 1 January 2004, 30 June 2004, and 31 December 2004 in accordance with IFRS with no further impairment being recognised on transition. Negative goodwill that was previously held on the balance sheet at the transition date was released to reserves.

Note 4: Foreign exchange

Previously the group classified the assets and liabilities of all foreign subsidiaries and branches as either foreign entities or integrated operations. The foreign currency adjustments arising from the translation of foreign entities were recognised directly in equity, in the Foreign Currency Translation Reserve ("FCTR"), while those of the integrated operations were recognised in the income statement.

IFRS requires the group to determine the "functional currency" for all entities and the distinction between foreign entities and integrated operations has been removed. An entity, which has a non-rand functional currency, is translated at the closing exchange rate and the differences arising are reported directly to equity, whilst all other entities classified as having a rand functional currency report foreign currency translation differences in the income statement.

The group has elected to apply the exemption afforded to it by IFRS 1 and reset the balance of the FCTR to zero at the date of transition to IFRS.

Note 5: Share-based payments

The group grants share options to employees under employee share incentive schemes. Other than costs incurred in administering the schemes, which were expensed as incurred, the schemes did not result in any expense to the group, other than a dilution in earnings per share when the shares were issued.

In accordance with the requirements of IFRS, the group has recognised an expense in the income statement, with a corresponding credit to equity, representing the fair value of outstanding employee share options with regard to its equity settled schemes. The fair value at the date of granting the options is charged to income over the relevant option vesting periods, adjusted to reflect actual and expected levels of vesting.

Note 6: Post-employment benefits

Previously the group elected to use the corridor method for the recognition of actuarial gains and losses. Only cumulative actuarial gains or losses in excess of 10% of the surplus or deficit in the pension fund were amortised in the income statement. Cumulative gains or losses inside this corridor were carried on the balance sheet and recognised over the expected remaining working lives of the employees.

Under IFRS 1 the group has applied the option to eliminate its pension fund corridor against opening retained income at the date of transition. The asset has been eliminated, and the adjustment taken to retained earnings as at 1 January 2004.

Future actuarial gains or losses will continue to be recognised using the corridor method.

Note 7: Property, plant and equipment

Previously property, plant and equipment were measured at cost less accumulated depreciation and impairment losses.

Under IFRS, equipment, (principally computer equipment, motor vehicles, fixtures and furniture), is still stated at cost less accumulated depreciation and impairment losses.

Owner-occupied property has been recognised at revalued amounts, being the fair value at the date of revaluation less subsequent accumulated depreciation and accumulated impairment losses. Increases in valuation of the properties are taken to a revaluation reserve. This revaluation reserve is amortised over the remaining useful life of the property.

Land is not depreciated.

Investment properties are stated at revalued amounts, being fair value at the date of revaluation less accumulated impairment losses. Increases or decreases in valuation are recognised in the income statement and investment properties are not depreciated.

REVIEW OPINION

This restatement of financial information for the year ended 31 December 2004 and the six months ended 30 June 2004 has been reviewed by the group's auditors, KPMG Inc and Deloitte & Touche, and their review opinion is available for inspection at the group's registered office. Their report includes an emphasis of matter that the scope of their review did not include the presentation and disclosure aspects of IFRS and was limited to the recognition and measurement criteria of IFRS only. They further note that amendments to the interpretive guidance issued by the IASB, between the date of this announcement and the finalisation of the financial statements for the year ending 31 December 2005, may result in changes to the restatements published.

Sandton
3 May 2005

NEDCOR LIMITED
(Incorporated in the Republic of South Africa)
Registration number: 1966/010630/06
JSE share code: NED
ISIN code: ZAE000004875
("Nedcor")

Income statement

Prepared in accordance with IFRS

Rm	Reviewed 2004 For the year ended 31 December 2004	Reviewed 2004 For the six months ended 30 June 2004
Interest and similar income	23 904	11 744
Interest expense and similar charges	16 322	8 149
Net interest income	7 582	3 595
Non-interest revenue	7 936	3 495
Foreign currency translation losses	(280)	(98)
Total income after foreign currency translation losses	15 238	6 992
Impairment losses on loans and advances	1 217	409
Income after impairment losses on loans and advances	14 021	6 583
Total expenses	11 404	5 524
Operating expenses	10 709	5 113
Fees due to alliance partners	70	83
Recovery programme expenses	379	234
Merger expenses	246	94
Profit from operations before non trading and capital items	2 617	1 059
Non-trading and capital items	(254)	(9)
Impairment of goodwill	(87)	(91)
(Loss)/Profit on sale of subsidiaries, investments and property and equipment	(74)	137
Net impairment of investments, property and equipment and capitalised development costs	(93)	(55)
Profit from operations	2 363	1 050
Share of profits of associates and joint ventures	147	80
Profit before taxation	2 510	1 130
Taxation	668	159
Taxation on non-trading and capital items	(39)	(17)
Profit after taxation	1 881	988
Minority interest income attributable to ordinary shareholders	(125)	(68)
Minority interest income attributable to preference shareholders	(229)	(110)
Profit attributable to shareholders for the period	1 527	810

Headline earnings reconciliation

	Reviewed 2004 For the year ended 31 December 2004	Reviewed 2004 For the six months ended 30 June 2004
Profit attributable to ordinary shareholders for the period	1 527	810
Less: non-trading and capital items	(215)	8
Impairment of goodwill	(87)	(91)
(Loss)/Profit on sale of subsidiaries, investments and property and equipment	(74)	137
Net impairment of investments, property and equipment and capitalised development costs	(93)	(55)
Taxation on above items	39	17
Headline earnings	1 742	802
Headline earnings excluding foreign currency translation losses	2 022	900

Reconciliation of income statement

Profit attributable to ordinary shareholders

Rm	Note	Reviewed For the year ended 31 December 2004	Reviewed For the six months ended 30 June 2004
As previously reported		974	380
Adjustments for:			
Credit impairment	1	140	215
Revenue recognition and deferred acquisition costs	2	(31)	(14)
Goodwill	3	281	127
Foreign exchange	4	91	116
Share-based payments	5	(15)	(4)
Post-employment benefits	6	131	
Property, plant and equipment	7	(44)	(10)
As reported under IFRS		1 527	810

Balance sheet

Prepared in accordance with IFRS

as at Rm	Reviewed 31 December 2004	Reviewed 30 June 2004	Reviewed 1 January 2004
Assets			
Cash and balances with central banks	10 050	11 809	12 227
Other short-term securities	16 310	9 549	10 610
Government and other securities	26 224	22 322	21 333
Derivative financial instruments	27 560	21 509	28 496
Loans and advances to customers	221 275	206 553	210 045
Other assets	6 816	8 391	6 669
Current taxation receivable	196	174	256
Investments in associate companies and joint ventures	1 089	1 464	1 627
Investment securities	6 565	8 167	8 940
Post-employment assets	992	506	529
Deferred taxation asset	1 169	1 245	3 146
Investment property	174	133	175
Property, plant and equipment	2 828	2 704	2 842
Non-current assets held for sale	48	13	13
Computer software and capitalised development costs	1 419	1 558	1 710
Goodwill	3 676	3 695	3 762
Customers' indebtedness for acceptances	1 509	1 009	835
Total assets	327 900	300 801	313 215
Shareholders' equity and liabilities			
Share capital	394	393	275
Share premium	9 892	9 832	4 801
Reserves	8 211	7 452	6 466
Ordinary shareholders' equity	18 497	17 677	11 542
Minority shareholders' equity			
Attributable to preference shareholders	2 770	2 770	2 802
Attributable to ordinary shareholders	681	665	622
Shareholders' equity and minority interests	21 948	21 112	14 966
Derivative financial instruments	28 055	19 856	28 206
Amounts owed to depositors	254 299	236 618	238 404
Other liabilities	9 117	8 988	11 834
Deferred revenue	257	225	194
Current taxation liabilities	193	189	144
Deferred taxation liabilities	1 125	864	2 731
Post-employment liabilities	979	640	663
Investment contract liabilities	3 109	3 803	5 152
Long-term debt instruments	7 309	7 497	10 086
Liabilities under acceptances	1 509	1 009	835
Total liabilities	305 952	279 689	298 249
Total shareholders' equity and liabilities	327 900	300 801	313 215
Guarantees on behalf of customers excluded from assets	10 770	10 429	12 403

Cash flow statement

Prepared in accordance with IFRS

Rm	Reviewed For the year ended 31 December 2004	Reviewed For the six months ended 30 June 2004
Cash and balances with central banks at beginning of period	12 227	12 227
Cash utilised by operating activities before taxation	(6 081)	(3 682)
Taxation paid	(835)	(285)
Cash flows from investment activities	2 836	1 228
Cash flows from financing activities	1 903	2 321
Cash and balances with central banks at end of period	10 050	11 809

Reconciliation of assets, liabilities and equity

Reviewed

	Note	Assets 31 December 2004 Rm	Assets 30 June 2004 Rm	Assets 1 January 2004 Rm	Liabilities 31 December 2004 Rm	Liabilities 30 June 2004 Rm	Liabilities 1 January 2004 Rm	Equity 31 December 2004 Rm	Equity 30 June 2004 Rm	Equity 1 January 2004 Rm
As previously reported		327 238	300 353	313 113	305 652	279 421	298 012	21 586	20 932	15 101
Adjustments for:										
Credit impairment	1	107	185	(33)				107	185	(33)
Revenue recognition and deferred acquisition costs	2	81	69	59	257	225	194	(176)	(156)	(135)
Goodwill	3	281	127					281	127	
Share-based payments	5	18	8	7				18	8	7
Post-employment benefits	6	(45)	(176)	(176)	43	43	43	(88)	(219)	(219)
Property, plant and equipment	7	220	235	245				220	235	245
As reported under IFRS		327 900	300 801	313 215	305 952	279 689	298 249	21 948	21 112	14 966

Reconciliation of changes in shareholders' equity

Reviewed

	Note	Share capital Rm	Share premium Rm	Distributable reserves brought forward Rm	Current distributable reserve movements after dividends Rm	Share-based payments reserve Rm	Property revaluation reserve Rm	Foreign currency translation reserve Rm	Available for sale reserves Rm	Other reserves Rm	Total ordinary shareholders' equity Rm	Preference shareholders' equity Rm	Minority shareholders' equity Rm	Total Rm
As at 1 January 2004														
As previously reported		275	4 801	6 667	–	–	–	(209)	–	113	11 647	2 802	652	15 101
Income statement movements:														
Credit impairment	1			(28)							(28)		(5)	(33)
Revenue recognition and deferred acquisition costs	2			(115)							(115)		(20)	(135)
Foreign exchange	4			(209)				209			–			–
Share-based payments	5			(2)		9					7			7
Post-employment benefits	6			(216)							(216)		(3)	(219)
Property, plant and equipment	7			(49)			296				247		(2)	245
As reported under IFRS		275	4 801	6 048	–	9	296	–	–	113	11 542	2 802	622	14 966
As at 30 June 2004														
As previously reported		393	9 832	6 667	(299)	–	–	(210)	416	664	17 463	2 770	699	20 932
Income statement movements:														
Credit impairment	1			(28)	215						187		(2)	185
Revenue recognition and deferred acquisition costs	2			(115)	(14)						(129)		(27)	(156)
Goodwill	3				127						127			127
Foreign exchange	4			(209)	116			93			–			–
Share-based payments	5			(2)	(4)	14					8			8
Post-employment benefits	6			(216)							(216)		(3)	(219)
Property, plant and equipment	7			(49)	(10)		296				237		(2)	235
Transfer of reserves					13		(13)				–			–
As reported under IFRS		393	9 832	6 048	144	14	283	(117)	416	664	17 677	2 770	665	21 112
As at 31 December 2004														
As previously reported		394	9 892	6 667	563	–	–	(266)	621	224	18 095	2 770	721	21 586
Income statement movements:														
Credit impairment	1			(28)	140						112		(5)	107
Revenue recognition and deferred acquisition costs	2			(115)	(31)						(146)		(30)	(176)
Goodwill	3				281						281			281
Foreign exchange	4			(209)	91			118			–			–
Share-based payments	5			(2)	(15)	35					18			18
Post-employment benefits	6			(216)	131						(85)		(3)	(88)
Property, plant and equipment	7			(49)	(44)		315				222		(2)	220
Transfer of reserves					53		(53)				–			–
As reported under IFRS		394	9 892	6 048	1 169	35	262	(148)	621	224	18 497	2 770	681	21 948

Financial highlights

as at		Reviewed As reported under IFRS 31 December 2004	Reviewed As reported under IFRS 30 June 2004	Reviewed As previously reported 31 December 2004	Reviewed As previously reported 30 June 2004
Share statistics					
Number of shares in issue	m	394,2	392,9	394,2	392,9
Weighted average number shares	m	360,9	327,8	360,9	327,8
Fully diluted weighted average number of shares	m	361,8	330,1	361,8	330,1
Headline earnings per share	cents	483	245	401	153
Fully diluted headline earnings per share	cents	481	243	400	151
Attributable earnings per share	cents	423	247	270	116
Fully diluted attributable earnings per share	cents	422	245	269	115
Dividends declared per share	cents	120	44	120	44
Dividend cover	times	4,0	5,6	3,3	3,5
Net asset value per share (Investments at market value)	cents	4 692	4 499	4 590	4 444
Tangible net asset value per share (Investments at market value)	cents	3 400	3 162	3 357	3 132
Key ratios					
Return on ordinary shareholders' equity	%	11,0	11,7	9,2	7,3
Return on total assets	%	0,54	0,53	0,45	0,33
Net-interest income to interest-earning assets	%	3,13	3,06	3,13	3,05
Non-interest revenue to total income	%	50,2	48,6	50,8	48,7
Impairments to total advances	%	2,9	3,2	2,9	3,3
Efficiency ratio	%	74,8	79,0	76,3	79,9

Transition to International Financial Reporting Standards

NEDCOR

Restatement of financial information for the year ended 31 December 2004 and the six months ended 30 June 2004 under International Financial Reporting Standards ("IFRS")

INTRODUCTION

For the year ended 31 December 2004 the Nedcor group ("the group") prepared its financial statements under South African Statements of Generally Accepted Accounting Practice ("SA GAAP") as effective at that date. In accordance with the JSE Securities Exchange South Africa ("JSE") Listings Requirements the group will be required to prepare its consolidated financial statements in accordance with IFRS (and revised SA GAAP effective for financial periods commencing on or after 1 January 2005) for the year ending 31 December 2005. IFRS refers to the application of International Accounting Standards ("IAS") and IFRSs.

This requirement applies to financial reporting for all listed companies for financial reporting periods beginning on or after 1 January 2005 and, consequently, Nedcor's first published IFRS results will be its interim results for the six months ending 30 June 2005. The group's first published financial statements under IFRS will be for the year ending 31 December 2005. As the group publishes comparative information for one year in its financial statements, the date for transition to IFRS is 1 January 2004, which represents the start of the earliest period of comparative information presented.

In order to explain how Nedcor's reported performance and financial position are impacted by IFRS, the group has restated information previously published under SA GAAP to the equivalent basis under IFRS. This restatement follows the guidelines set out in IFRS 1, First-time Adoption of International Financial Reporting Standards ("IFRS 1").

The effect of IFRS, in particular the changes to the accounting treatment for goodwill, which is no longer amortised, and share-based payments (including the BEE deal), which are now expensed through the income statement, make Nedcor's published 2007 targets more challenging. These targets will be revisited during the annual budgeting and three-year forecasting process, which takes place in the second half of the year.

The adoption of IFRS has resulted in certain income statement adjustments that may not be repeated in future reporting periods.

It is important to note that this financial information has been prepared in accordance with IFRS statements that are expected to be effective at 31 December 2005. These are subject to ongoing review and possible amendment by interpretive guidance from the International Accounting Standards Board ("IASB") and may therefore be subject to change. It should further be noted that the ultimate presentation, and income statement and balance sheet captions, could also change.

Old Mutual plc, Nedcor's ultimate holding company, is required to prepare its financial statements in accordance with IFRS as endorsed by the European Union ("EU"). The EU has not endorsed the full version of IAS 39, Financial Instruments: Recognition and Measurement ("IAS 39") and it has instead endorsed a "carved out" version. The "carve out" requires financial liabilities previously designated as fair value through profit or loss to be valued on an amortised cost basis. The "carve out" does not apply to the South African reported information and Nedcor has retained the fair value designation for local reporting, but reports to Old Mutual plc in line with the "carve out".

BASIS OF PREPARATION

The group has prepared the consolidated preliminary balance sheet at 31 December 2004 and the consolidated prelim[illegible] income statement for the year then ended, in accordance with IFRS ("the preliminary financial information") to [illegible] the financial position and results of operations of the group necessary to provide the comparative info[illegible] expected to be included in the group's first set of IFRS financial statements for the year ending 31 [illegible] 2005.

The bo[illegible] acknowledges its responsibility for the preparation of the preliminary financial information which has been prepared in accordance with IFRS and policies expected to be adopted when the board prepares the group's first set of IFRS financial statements for the year ending 31 December 2005. The board has approved the preliminary financial information.

The preliminary financial information does not reflect any changes in respect of any possible amendments to IAS 39 that restrict the use of the fair value option. Proposals to restrict the fair value option are being considered by the IASB and Nedcor will continue to monitor industry developments in this area.

There have been no material adjustments to the cash flow statement in respect of cash utilised by operating activities before taxation, cash flows from investment activities and cash flows from financing activities as a result of the adoption of IFRS.

TRANSITIONAL ARRANGEMENTS

The date of transition to IFRS for the group is 1 January 2004 and therefore as required by IFRS 1, the group's opening balance sheet at 1 January 2004 has been restated to reflect all existing IFRS statements expected to be applicable at 31 December 2005. However, IFRS 1 allows a number of exemptions to this retrospective application principle upon adoption of IFRS. The group has adopted the following transitional arrangements on a consistent basis with its ultimate holding company, Old Mutual plc:

- Cumulative translation differences: the group has elected that the cumulative translation differences for foreign operations are deemed to be zero at the date of transition.
- Business combinations: the group has elected not to retrospectively apply the requirements of IFRS 3, Business Combinations ("IFRS 3") for business combinations that occurred prior to 31 March 2004 and consequently no adjustment has been made for historical business combinations.
- Property, plant and equipment: the group has elected to measure individual items of property, plant and equipment at fair value at the date of transition to IFRS, hence fair value is deemed to be cost at that date.
- Employee benefits: the group has elected to recognise all cumulative actuarial gains and losses on defined benefit post-retirement schemes in equity at the date of transition.
- Share-based payments: the group has elected not to apply the provisions of IFRS 2, Share-based payments ("IFRS 2") to equity-settled awards granted on or before 7 November 2002, or to awards granted after the date but which had vested prior to 1 January 2005.

The group has not elected to apply the exemption within IFRS 1 that allows comparative information presented in the first year of adoption of IFRS not to comply with IAS 32, Financial Instruments: Disclosure and Presentation ("IAS 32") and IAS 39.

Where estimates have previously been made under SA GAAP, consistent estimates (after adjustments to reflect any difference in accounting policies) have been made for the same date on transition to IFRS.

MATERIAL ADJUSTMENTS

The basis of the material adjustments, net of the associated tax impact, as shown in the tables for Reconciliation of assets, liabilities and equity, Reconciliation of income statement and Reconciliation of changes in shareholders' equity are noted below:

Note 1: Credit impairment

Previously the group calculated its impairment losses on loans and advances on an "expected loss" basis. Credit impairments were calculated using historical data and trends. The discount rate used to calculate the recoverable amount included an allowance for a credit spread.

Under IFRS the group has moved to an "incurred loss" basis. Impairment losses are incurred only if there is objective evidence of impairment as a result of one or more past events that have occurred since initial recognition. IFRS also allows for the creation of a credit impairment for incurred but not reported ("IBNR") losses in order to provide for latent losses in a portfolio of loans that have not yet been individually evidenced. The discount rate used to calculate the recoverable amount now excludes any allowance for a credit spread.

Note [illegible]ue recognition and deferred acquisition costs

Pr[illegible] charged and certain related acquisition costs for originating loans were recognised immediately in the inco[illegible]ent.

In accordance with IFRS, fees charged for loans are recognised as revenue as the services are provided. Initial fees, which relate to the future provision of services, are deferred and amortised over the anticipated period in which the services will be provided.

Similarly costs that are directly attributable to securing a loan are deferred as an asset and amortised as the related revenue is recognised.

Note 3: Goodwill

Previously, the group recognised acquired goodwill at cost and amortised it on a straight-line basis over its expected useful life. Goodwill was subject to review for indications of impairment and any impairment losses were recognised in the income statement.

IFRS requires that goodwill is not amortised but is subject to impairment reviews, both annually and when there are indications that the carrying value may not be recoverable. Negative goodwill is no longer recognised on the balance sheet but in the income statement as it arises.

The 2004 goodwill amortisation previously recognised in the income statement has been reversed, resulting in a corresponding increase in equity. All goodwill has been tested for impairment at 1 January 2004, 30 June 2004, and 31 December 2004 in accordance with IFRS with no further impairment being recognised on transition. Negative goodwill that was previously held on the balance sheet at the transition date was released to reserves.

Note 4: Foreign exchange

Previously the group classified the assets and liabilities of all foreign subsidiaries and branches as either foreign entities or integrated operations. The foreign currency adjustments arising from the translation of foreign entities were recognised directly in equity, in the Foreign Currency Translation Reserve ("FCTR"), while those of the integrated operations were recognised in the income statement.

IFRS requires the group to determine the "functional currency" for all entities and the distinction between foreign entities and integrated entities has been removed. An entity, which has a non-rand functional currency, is translated at the closing exchange rate and the differences arising are reported directly to equity, whilst all other entities classified as having a rand functional currency report foreign currency translation differences in the income statement.

The group has elected to apply the exemption afforded to it by IFRS 1 and reset the balance of the FCTR to zero at the date of transition to IFRS.

Note 5: Share-based payments

The group grants share options to employees under employee share incentive schemes. Other than costs incurred in administering the schemes, which were expensed as incurred, the schemes did not result in any expense to the group, other than a dilution in earnings per share when the shares were issued.

In accordance with the requirements of IFRS, the group has recognised an expense in the income statement, with a corresponding credit to equity, representing the fair value of outstanding employee share options with regard to its equity settled schemes. The fair value at the date of granting the options is charged to income over the relevant option vesting periods, adjusted to reflect actual and expected levels of vesting.

Note 6: Post-employment benefits

Previously the group elected to use the corridor method for the recognition of actuarial gains and losses. Only cumulative actuarial gains or losses in excess of 10% of the surplus or deficit in the fund were amortised in the income statement. Cumulative gains or losses inside this corridor were carried on the balance sheet and recognised over the expected remaining working lives of the employees.

Under IFRS 1 the group has applied the option to eliminate its pension fund corridor against opening retained income at the date of transition. The asset has been eliminated, and the adjustment taken to retained earnings as at 1 January 2004.

Future actuarial gains or losses will continue to be recognised using the corridor method.

Note 7: Property, plant and equipment

Previously property, plant and equipment were measured at cost less accumulated depreciation and impairment losses.

Under IFRS, equipment, (principally computer equipment, motor vehicles, fixtures and furniture), is still stated at cost less accumulated depreciation and impairment losses.

Owner-occupied property has been recognised at revalued amounts, being the fair value at the date of revaluation less subsequent accumulated depreciation and accumulated impairment losses. Increases in valuation of the properties are taken to a revaluation reserve. This revaluation reserve is amortised over the remaining useful life of the property.

Land is not depreciated.

Investment properties are stated at revalued amounts, being fair value at the date of revaluation less accumulated impairment losses. Increases or decreases in valuation are recognised in the income statement and investment properties are not depreciated.

REVIEW OPINION

This restatement of financial information for the year ended 31 December 2004 and the six months ended 30 June 2004 has been reviewed by the group's auditors, KPMG Inc and Deloitte & Touche, and their review opinion is available for inspection at the group's registered office. Their report includes an emphasis of matter that the scope of their review did not include the presentation and disclosure aspects of IFRS and was limited to the recognition and measurement criteria of IFRS only. They further note that amendments to the interpretive guidance issued by the IASB, between the date of this announcement and the finalisation of the financial statements for the year ending 31 December 2005, may result in changes to the restatements published.

Sandton
3 May 2005

NEDCOR LIMITED
(Incorporated in the Republic of South Africa)
Registration number: 1966/010630/06
JSE share code: NED
ISIN code: ZAE000004875
("Nedcor")

Income statement

Prepared in accordance with IFRS

Rm	Reviewed 2004 For the year ended 31 December 2004	Reviewed 2004 For the six months ended 30 June 2004
Interest and similar income	**23 904**	11 744
Interest expense and similar charges	**16 322**	8 149
Net interest income	**7 582**	3 595
Non-interest revenue	**7 936**	3 495
Foreign currency translation losses	**(280)**	(98)
Total income after foreign currency translation losses	**15 238**	6 992
Impairment losses on loans and advances	**1 217**	409
Income after impairment losses on loans and advances	**14 021**	6 583
Total expenses	**11 404**	5 524
Operating expenses	**10 709**	5 113
Fees due to alliance partners	**70**	83
Recovery programme expenses	**379**	234
Merger expenses	**246**	94
Profit from operations before non trading and capital items	**2 617**	1 059
Non-trading and capital items	**(254)**	(9)
Impairment of goodwill	**(87)**	(91)
(Loss)/Profit on sale of subsidiaries, investments and property and equipment	**(74)**	137
Net impairment of investments, property and equipment and capitalised development costs	**(93)**	(55)
Profit from operations	**2 363**	1 050
Share of profits of associates and joint ventures	**147**	80
Profit before taxation	**2 510**	1 130
Taxation	**668**	159
Taxation on non-trading and capital items	**(39)**	(17)
Profit after taxation	**1 881**	988
Minority interest income attributable to ordinary shareholders	**(125)**	(68)
Minority interest income attributable to preference shareholders	**(229)**	(110)
Profit attributable to shareholders for the period	**1 527**	810

Headline earnings reconciliation

Profit attributable to ordinary shareholders for the period	1 527	810
Less: non-trading and capital items	(215)	8
Impairment of goodwill	(87)	(91)
(Loss)/Profit on sale of subsidiaries, investments and property and equipment	(74)	137
Net impairment of investments, property and equipment and capitalised development costs	(93)	(55)
Taxation on above items	39	17
Headline earnings	**1 742**	802
Headline earnings excluding foreign currency translation losses	**2 022**	900

Reconciliation of income statement

Rm	Note	Profit attributable to ordinary shareholders: Reviewed For the year ended 31 December 2004	Reviewed For the six months ended 30 June 2004
As previously reported		**974**	380
Adjustments for:			
Credit impairment	1	140	215
Revenue recognition and deferred acquisition costs	2	(31)	(14)
Goodwill	3	281	127
Foreign exchange	4	91	116
Share-based payments	5	(15)	(4)
Post-employment benefits	6	131	
Property, plant and equipment	7	(44)	(10)
As reported under IFRS		**1 527**	810

Balance sheet

Prepared in accordance with IFRS

as at Rm	Reviewed 31 December 2004	Reviewed 30 June 2004	Reviewed 1 January 2004
Assets			
Cash and balances with central banks	**10 050**	11 809	12 227
Other short-term securities	**16 310**	9 549	10 610
Government and other securities	**26 224**	22 322	21 333
Derivative financial instruments	**27 560**	21 509	28 496
Loans and advances to customers	**221 275**	206 553	210 045
Other assets	**6 816**	8 391	6 669
Current taxation receivable	**196**	174	256
Investments in associate companies and joint ventures	**1 089**	1 464	1 627
Investment securities	**6 565**	8 167	8 940
Post-employment assets	**992**	506	529
Deferred taxation asset	**1 169**	1 245	3 146
Investment property	**174**	133	175
Property, plant and equipment	**2 828**	2 704	2 842
Non-current assets held for sale	**48**	13	13
Computer software and capitalised development costs	**1 419**	1 558	1 710
Goodwill	**3 676**	3 695	3 762
Customers' indebtedness for acceptances	**1 509**	1 009	835
Total assets	**327 900**	300 801	313 215
Shareholders' equity and liabilities			
Share capital	**394**	393	275
Share premium	**9 892**	9 832	4 801
Reserves	**8 211**	7 452	6 466
Ordinary shareholders' equity	**18 497**	17 677	11 542
Minority shareholders' equity			
Attributable to preference shareholders	**2 770**	2 770	2 802
Attributable to ordinary shareholders	**681**	665	622
Shareholders' equity and minority interests	**21 948**	21 112	14 966
Derivative financial instruments	**28 055**	19 856	28 206
Amounts owed to depositors	**254 299**	236 618	238 404
Other liabilities	**9 117**	8 988	11 834
Deferred revenue	**257**	225	194
Current taxation liabilities	**193**	189	144
Deferred taxation liabilities	**1 125**	864	2 731
Post-employment liabilities	**979**	640	663
Investment contract liabilities	**3 109**	3 803	5 152
Long-term debt instruments	**7 309**	7 497	10 086
Liabilities under acceptances	**1 509**	1 009	835
Total liabilities	**305 952**	279 689	298 249
Total shareholders' equity and liabilities	**327 900**	300 801	313 215
Guarantees on behalf of customers excluded from assets	**10 770**	10 429	12 403

Cash flow statement

Prepared in accordance with IFRS

Rm	Reviewed For the year ended 31 December 2004	Reviewed For the six months ended 30 June 2004
Cash and balances with central banks at beginning of period	**12 227**	12 227
Cash utilised by operating activities before taxation	**(6 081)**	(3 682)
Taxation paid	**(835)**	(285)
Cash flows from investment activities	**2 836**	1 228
Cash flows from financing activities	**1 903**	2 321
Cash and balances with central banks at end of period	**10 050**	11 809

Reconciliation of assets, liabilities and equity

Reviewed

	Note	Assets 31 December 2004 Rm	Assets 30 June 2004 Rm	Assets 1 January 2004 Rm	Liabilities 31 December 2004 Rm	Liabilities 30 June 2004 Rm	Liabilities 1 January 2004 Rm	Equity 31 December 2004 Rm	Equity 30 June 2004 Rm	Equity 1 January 2004 Rm
As previously reported		**327 238**	300 353	313 113	**305 652**	279 421	298 012	**21 586**	20 932	15 101
Adjustments for:										
Credit impairment	1	**107**	185	(33)				**107**	185	(33)
Revenue recognition and deferred acquisition costs	2	**81**	69	59	**257**	225	194	**(176)**	(156)	(135)
Goodwill	3	**281**	127					**281**	127	
Share-based payments	5	**18**	8	7				**18**	8	7
Post-employment benefits	6	**(45)**	(176)	(176)	**43**	43	43	**(88)**	(219)	(219)
Property, plant and equipment	7	**220**	235	245				**220**	235	245
As reported under IFRS		**327 900**	300 801	313 215	**305 952**	279 689	298 249	**21 948**	21 112	14 966

Reconciliation of changes in shareholders' equity

Reviewed

	Note	Share capital Rm	Share premium Rm	Distributable reserves brought forward Rm	Current distributable reserve movements after dividends Rm	Share-based payments reserve Rm	Property revaluation reserve Rm	Foreign currency translation reserve Rm	Available for sale reserves Rm	Other reserves Rm	Total ordinary shareholders' equity Rm	Preference shareholders' equity Rm	Minority shareholders' equity Rm	Total Rm
As at 1 January 2004														
As previously reported		275	4 801	6 667	–	–	–	(209)	–	113	11 647	2 802	652	15 101
Income statement movements:														
Credit impairment	1			(28)							(28)		(5)	(33)
Revenue recognition and deferred acquisition costs	2			(115)							(115)		(20)	(135)
Foreign exchange	4			(209)				209			–			–
Share-based payments	5			(2)		9					7			7
Post-employment benefits	6			(216)							(216)		(3)	(219)
Property, plant and equipment	7			(49)			296				247		(2)	245
As reported under IFRS		275	4 801	6 048	–	9	296	–	–	113	11 542	2 802	622	14 966
As at 30 June 2004														
As previously reported		393	9 832	6 667	(299)	–	–	(210)	416	664	17 463	2 770	699	20 932
Income statement movements:														
Credit impairment	1			(28)	215						187		(2)	185
Revenue recognition and deferred acquisition costs	2			(115)	(14)						(129)		(27)	(156)
Goodwill	3				127						127			127
Foreign exchange	4			(209)	116			93			–			–
Share-based payments	5			(2)	(4)	14					8			8
Post-employment benefits	6			(216)							(216)		(3)	(219)
Property, plant and equipment	7			(49)	(10)		296				237		(2)	235
Transfer of reserves					13		(13)				–			–
As reported under IFRS		393	9 832	6 048	144	14	283	(117)	416	664	17 677	2 770	665	21 112
As at 31 December 2004														
As previously reported		**394**	**9 892**	**6 667**	**563**	**–**	**–**	**(266)**	**621**	**224**	**18 095**	**2 770**	**721**	**21 586**
Income statement movements:														
Credit impairment	1			**(28)**	**140**						**112**		**(5)**	**107**
Revenue recognition and deferred acquisition costs	2			**(115)**	**(31)**						**(146)**		**(30)**	**(176)**
Goodwill	3				**281**						**281**			**281**
Foreign exchange	4			**(209)**	**91**			**118**			**–**			**–**
Share-based payments	5			**(2)**	**(15)**	**35**					**18**			**18**
Post-employment benefits	6			**(216)**	**131**						**(85)**		**(3)**	**(88)**
Property, plant and equipment	7			**(49)**	**(44)**		**315**				**222**		**(2)**	**220**
Transfer of reserves					**53**		**(53)**				**–**			**–**
As reported under IFRS		**394**	**9 892**	**6 048**	**1 169**	**35**	**262**	**(148)**	**621**	**224**	**18 497**	**2 770**	**681**	**21 948**

Financial highlights

as at		Reviewed As reported under IFRS 31 December 2004	Reviewed As reported under IFRS 30 June 2004	Reviewed As previously reported 31 December 2004	Reviewed As previously reported 30 June 2004
Share statistics					
Number of shares in issue	m	**394,2**	392,9	**394,2**	392,9
Weighted average number shares	m	**360,9**	327,8	**360,9**	327,8
Fully diluted weighted average number of shares	m	**361,8**	330,1	**361,8**	330,1
Headline earnings per share	cents	**483**	245	**401**	153
Fully diluted headline earnings per share	cents	**481**	243	**400**	151
Attributable earnings per share	cents	**423**	247	**270**	116
Fully diluted attributable earnings per share	cents	**422**	245	**269**	115
Dividends declared per share	cents	**120**	44	**120**	44
Dividend cover	times	**4,0**	5,6	**3,3**	3,5
Net asset value per share (Investments at market value)	cents	**4 692**	4 499	**4 590**	4 444
Tangible net asset value per share (Investments at market value)	cents	**3 400**	3 162	**3 357**	3 132
Key ratios					
Return on ordinary shareholders' equity	%	**11,0**	11,7	**9,2**	7,3
Return on total assets	%	**0,54**	0,53	**0,45**	0,33
Net-interest income to interest-earning assets	%	**3,13**	3,06	**3,13**	3,05
Non-interest revenue to total income	%	**50,2**	48,6	**50,8**	48,7
Impairments to total advances	%	**2,9**	3,2	**2,9**	3,3
Efficiency ratio	%	**74,8**	79,0	**76,3**	79,9

GRAPHICOR 17946

Annual General Meeting 2005
Retirement of Chairman
Results of shareholder voting

Retirement of Chairman

As planned, Mike Levett retired from the Board at the end of the Annual General Meeting of Old Mutual plc (the "Company") held in London earlier today, and the Chairmanship passed to Christopher Collins. Norman Broadhurst has succeeded Christopher Collins as senior non-executive director.

Mike Levett had been with the Group for 46 years and had been Chairman of the Company since 1990. He led Old Mutual's demutualisation and listing in 1999, and its transformation into an international financial services group, with operations in South Africa, the UK, the USA and the Far East.

Jim Sutcliffe, Chief Executive, said:

"Mike has tremendous vision and drive – as evidenced by his leading the demutualisation of Old Mutual in 1999. He has given me a great deal of guidance and insight into Old Mutual's businesses and we will miss him. To put his legacy in perspective, when Mike became Chairman in 1990, Old Mutual had R60 billion in funds under management. Nowadays that figure is R1,686 billion – an impressive testament to his commitment and leadership."

As a result of Mr Levett's retirement and Mr Collins' succession, a number of changes have been made to Board Committees:

- Mr Collins has succeeded Mr Levett as Chairman of the Nomination Committee;
- Mr Bogni has succeeded Mr Collins as Chairman of the Remuneration Committee; and
- Mr Collins has resigned as a member of both the Audit Committee and the Remuneration Committee.

Results of shareholder voting

At the Company's Annual General Meeting, all of the resolutions set out in the Notice of Meeting sent to shareholders as part of the Report and Accounts and Summary Financial Statements for the year ended 31 December 2004 were voted on by a poll, and the results of the votes cast on the polls were as follows:

Ordinary Resolutions			
Resolution 1	To receive and adopt the directors' report and accounts		
	In favour	Against	% in favour
	2,044,705,400	21,380,274	98.97%
Resolution 2	To declare a final dividend of 3.5 pence per ordinary share		
	In favour	Against	% in favour
	2,123,670,694	78,692	100.00%
Resolution 3 (i)	Election of Russell Edey as a director of the Company		
	In favour	Against	% in favour
	2,112,503,571	1,468,620	99.93%
Resolution 3 (ii)	Election of Wiseman Nkuhlu as a director of the Company		
	In favour	Against	% in favour
	2,112,053,579	1,686,519	99.92%
Resolution 3 (iii)	Re-election of Chris Collins as a director of the Company		
	In favour	Against	% in favour
	2,112,785,918	1,393,048	99.93%
Resolution 3 (iv)	Re-election of Jim Sutcliffe as a director of the Company		
	In favour	Against	% in favour
	2,100,469,892	13,763,824	99.35%
Resolution 4	Re-appointment of KPMG Audit Plc as auditors to the Company		
	In favour	Against	% in favour
	2,096,801,795	4,741,165	99.77%

Resolution 5	Authority to the Audit Committee of the Company to settle the remuneration of the auditors		
	In favour	Against	% in favour
	2,119,929,135	2,882,448	99.86%
Resolution 6	Approval of the Remuneration Report in the Company's report and accounts		
	In favour	Against	% in favour
	2,062,583,556	25,446,472	98.78%
Resolution 7	Authority to allot relevant securities up to an aggregate nominal amount of £38,544,000		
	In favour	Against	% in favour
	2,062,088,615	53,539,610	97.47%
Special Resolutions			
Resolution 8	Authority to allot equal securities up to a maximum nominal aggregate amount of £19,272,000		
	In favour	Against	% in favour
	2,093,099,501	26,161,532	98.77%
Resolution 9	Authority in accordance with section 166 of the Companies Act 1985 to purchase up to 385,442,000 Ordinary Shares of 10p each in the Company by way of market purchase		
	In favour	Against	% in favour
	2,121,039,052	1,381,400	99.93%
Resolution 10 (i)	Approval of contingent purchase contract to enable shares to be bought back on the JSE Securities Exchange South Africa		
	In favour	Against	% in favour
	2,112,368,541	1,246,814	99.94%
Resolution 10 (ii)	Approval of contingent purchase contract to enable shares to be bought back on the Namibian Stock Exchange		
	In favour	Against	% in favour
	2,111,729,249	1,469,121	99.93%

Resolution 10 (iii)	Approval of contingent purchase contract to enable shares to be bought back on the Zimbabwe Stock Exchange		
	In favour	Against	% in favour
	2,111,812,582	1,394,528	99.93%
Resolution 10 (iv)	Approval of contingent purchase contract to enable shares to be bought back on the Malawi Stock Exchange		
	In favour	Against	% in favour
	2,111,667,972	1,537,636	99.93%

Each of the resolutions was accordingly duly passed.

11 May 2005

ENQUIRIES:

Old Mutual plc UK
Miranda Bellord +44 (0) 20 7002 7133

Old Mutual plc SA
Nad Pillay +27 (0) 21 504 8026

For further information about Old Mutual plc visit www.oldmutual.com

MUTUAL & FEDERAL INSURANCE COMPANY LIMITED

(Incorporated in the Republic of South Africa)
(Registration number: 1970/06619/06)
Share code: MAF ISIN: ZAE000010823)
("Mutual & Federal " or "the company")

OPERATIONAL UPDATE
FOR THE QUARTER ENDED 31 MARCH 2005

The short-term insurance industry has remained competitive during 2005 as the positive underwriting results experienced during 2004 have resulted in aggressive rate cutting by a number of insurers in an attempt to gain market share. Mutual & Federal has actively resisted this trend and remains committed to prudent underwriting standards and the achievement of satisfactory underwriting returns.

The company has not been able to achieve premium growth in the Commercial Division (including the Corporate Business Division) whilst growth in the Personal Division was in line with inflation levels. The Risk Finance Division has, however, continued to grow strongly.

Underwriting profitability nevertheless remained satisfactory and was again positively impacted by generally low levels of commercial and industrial claims.

The Board accordingly remains cautiously optimistic regarding the outturn for the year but advise that short-term insurance results fluctuate and those for the first three months are not necessarily indicative of the outturn for the remainder of the half-year. Results for the half-year will be published on or about 25 July 2005.

Johannesburg
11 May 2005

OLD MUTUAL | plc

NEWS RELEASE

Response to Press Speculation

Old Mutual plc ('Old Mutual') confirms that it is in preliminary discussions with Skandia concerning a potential transaction. Discussions are at an early stage and may or may not lead to Old Mutual making an offer for Skandia.

Further announcements will be made in the event of any material developments.

13 May 2005

ENQUIRIES:

Old Mutual plc **+44 (0) 20 7002 7000**
James Poole
Miranda Bellord

College Hill **+44 (0) 20 7457 2020**
Alex Sandberg
Tony Friend

For further information about Old Mutual plc visit www.oldmutual.com



PRESS RELEASES

Share interests

10 June 2005

Old Mutual plc (the "Company") announces that it received the following notices about significant shareholdings on 10 June 2005:

- notice dated 9 June 2005 informing the Company that the notifiable interest, for the purposes of Part VI of the UK Companies Act 1985, of Barclays PLC in the Company's ordinary share capital at 8 June 2005 had reduced below 4.0%, to 3.86%, represented by an aggregate holding of 148,976,432 shares held through the following entities:

Barclays Bank Trust Company Ltd	500
Barclays Capital Securities Ltd	1,900,706
Barclays Global Fund Advisors	728,500
Barclays Global Investors Australia Ltd	1,462,279
Barclays Global Investors Japan Ltd	5,075,638
Barclays Global Investors Japan Trust & Banking	134,942
Barclays Global Investors Ltd	103,375,559
Barclays Global Investors, N.A.	28,107,728
Barclays Life Assurance Co Ltd	8,114,468
Barclays Private Bank and Trust Ltd	27,500
Barclays Private Bank Ltd	3,750
Gerrard Limited	44,862

- notice dated 10 June 2005 informing the Company that Morley Fund Management Limited (a subsidiary of Aviva plc), and Aviva plc through its interest in Morley Fund Management Limited, had acquired at 8 June 2005 a notifiable interest, for the purposes of Part VI of the UK Companies Act 1985, in 3.16% of the Company's ordinary share capital, represented by an aggregate holding of 122,014,297 shares held through the following entities:

BNY Norwich Union Nominees Ltd	26,603,072
Chase GA Group Nominees Ltd	72,595,025
Chase Nominees Ltd	1,712,750
CUIM Nominees Ltd	21,103,450

The total number of shares in issue, from which the above percentages have been calculated, is 3,855,885,342 shares.

10 June 2005

ENQUIRIES:



Old Mutual plc UK
Miranda Bellord, +44 (0) 20 7002 7133

Old Mutual plc SA
Nad Pillay, +27 (0) 21 504 8026

For further information about Old Mutual plc visit
www.oldmutual.com

Share interests

Old Mutual plc (the "Company") announces that it received the following notice about significant shareholdings on 10 June 2005:

- notice dated 10 June 2005 informing the Company that Sanlam Investment Management (Pty) Limited had at that date a notifiable interest, for the purposes of Part VI of the UK Companies Act 1985, in 4.20% of the Company's ordinary share capital, represented by an aggregate holding of 162,122,094 shares. Of these shares, 70,403,100 shares (representing 1.83% of the Company's ordinary share capital) were managed on behalf of Sanlam itself, with the rest managed on behalf of other third party investors.

13 June 2005

ENQUIRIES:

Old Mutual plc UK
Miranda Bellord +44 (0) 20 7002 7133

Old Mutual plc SA
Nad Pillay +27 (0) 21 504 8026

For further information about Old Mutual plc visit www.oldmutual.com

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to what action you should take, please consult your stockbroker, banker, attorney, CSDP, accountant or other professional advisor immediately.

Action required

- If you have disposed of all of your shares in Mutual & Federal Insurance Company Limited ("Mutual & Federal"), please forward this circular to the purchaser of such shares or to the stockbroker, banker, attorney, CSDP, accountant, professional advisor or other agent through whom the disposal was effected.
- Full details of the actions required by shareholders of Mutual & Federal regarding the general meeting are set out on page ■ of this circular.

MUTUAL&FEDERAL

Mutual & Federal Insurance Company Limited

(Incorporated in the Republic of South Africa)
(Registration number 1970/006619/06)
Share code JSE: MAF Share code NSX: MTF ISIN: ZAE000010823
("Mutual & Federal")

Circular to ordinary shareholders

regarding the introduction of direct black ownership into Mutual & Federal, involving an:

- **authority for specific issues of ordinary shares for cash;**
- **amendment to the articles of association of Mutual & Federal to allow for the specific repurchase of ordinary shares;**
- **authority for the specific repurchase by Mutual & Federal of ordinary shares at one or more future dates for cash;**
- **authority for the specific issue of ordinary shares to the Black Business Partners relating to annual performance fees; and**
- **authority for the specific issue of ordinary shares for cash, equivalent to the number of shares which may be repurchased by Mutual & Federal;**

and incorporating

- **a notice convening a general meeting; and**
- **a form of proxy (for use by certificated ordinary shareholders and dematerialised ordinary shareholders with "own name" registration only)**

Investment bank, transaction advisor and joint sponsor
NEDBANK CAPITAL

Lead sponsor
Merrill Lynch
Global Markets & Investment Banking Group
Merrill Lynch South Africa (Pty) Ltd
Registration number 1995/001805/07
Registered Sponsor and Member of the JSE Securities Exchange South Africa

Legal advisors
LOWNDES & ASSOCIATES

Independent reporting accountants
KPMG

Financial Sector Charter legal advisors
QUNTA INCORPORATED
attorneys & conveyancers
REGISTRATION NO. 2001/020218/21

Corporate law advisors and consultants
EDWARD NATHAN
CORPORATE LAW ADVISERS
EDWARD NATHAN (Proprietary) Limited
Registration No. 2004/005665/07

Date of issue: 15 June 2005

CORPORATE INFORMATION AND ADVISORS

Secretary and registered office

G M Benton
19th Floor, Mutual & Federal Centre
75 President Street
Johannesburg, 2001
(PO Box 1120, Johannesburg, 2000)

Investment bank, transaction advisor and joint sponsor

Nedbank Capital
(a division of Nedbank Limited)
(Registration number 1951/000009/06)
135 Rivonia Road
Sandown, 2196
(PO Box 1144, Johannesburg, 2000)

Corporate law advisors and consultants to Mutual & Federal

Edward Nathan (Proprietary) Limited
(Registration number 2004/005665/07)
4th Floor, The Forum
2 Maude Street
Sandown, Sandton
Gauteng, 2196
(PO Box 783347, Sandton, 2146)

Legal advisors to Mutual & Federal

Lowndes & Associates
23 Fricker Road
Illovo
Johannesburg, 2196
(PO Box 804, Saxonwold, 2132)

Financial Sector Charter legal advisors

Qunta Incorporated
(Registration number 2001/020218/21)
8th Floor, 60 St Georges Mall
Cape Town, 8001
(PO Box 3713, Cape Town, 8000)

Transfer secretaries to Mutual & Federal in South Africa

Computershare Investor Services 2004 (Proprietary) Limited
(Registration number 2004/003647/07)
70 Marshall Street
Johannesburg, 2001
(PO Box 61051, Marshalltown, 2107)

Transfer secretaries to Mutual & Federal in Namibia

Transfer Secretaries (Proprietary) Limited
(Registration number 93/713)
Shop 8, Kaiserkrone Centre
Post Street Mall
Windhoek
Namibia
(PO Box 2401, Windhoek, Namibia)

Lead sponsor

Merrill Lynch South Africa (Proprietary) Limited
(Member of the Merrill Lynch Group)
(Registration number 1995/001805/07)
138 West Street
Sandown, Sandton
Gauteng, 2196
(PO Box 651987, Benmore, 2010)

Independent reporting accountants

KPMG Incorporated
(Registration number 1999/021543/21)
85 Empire Road
Parktown
Gauteng, 2193
(Private Bag X9, Parkview, 2122)

TABLE OF CONTENTS

The definitions and interpretations commencing on page 7 of this circular have been used in the table of contents.

SALIENT FEATURES

The definitions and interpretations commencing on page 7 of this circular bear the same meanings herein.

1. INTRODUCTION

Mutual & Federal delivers innovative insurance products and outstanding service which result in real benefits to its customers, suppliers, employees and shareholders, whilst ensuring adherence to good corporate governance. Besides its core business objectives, Mutual & Federal owes a duty to the economy in which it operates, and to the majority of South Africans who were previously excluded from participation therein and is committed to playing its part in redressing the legacy of the past and the creation of a sustainable economy that meets the needs of all South Africans.

As an active participant in the development of the FSC, Mutual & Federal is committed to the goals and targets set out therein. Along with the South African Insurers Association, Mutual & Federal is a party to the FSC and views the FSC as setting minimum targets for itself. On 19 April 2005, Mutual & Federal announced its intention to implement certain proposals in relation to a Black Economic Empowerment transaction that will introduce black people into the shareholding structure of the Company. The Mutual & Federal Transaction has been designed to complement the Company's overall strategic objectives towards implementing broad-based empowerment in its business and includes employees, distributors, professional bodies, entrepreneurs and women and community groupings throughout South Africa.

Although the Mutual & Federal Transaction is structured to comply with the requirements of the FSC, the Company embraces the need for broad-based Black Economic Empowerment and seeks to go beyond the targets set in the FSC in a manner that will create meaningful broad-based change and stability in the South African economy.

2. PURPOSE OF THIS CIRCULAR

The purpose of this circular is to provide Mutual & Federal shareholders with relevant information regarding the Mutual & Federal Transaction and to achieve:

- the authority required for the specific issues of shares for cash as detailed in paragraph 4 of the salient features;
- the amendment to the articles of association to allow for the specific repurchase of shares;
- the authority required for the specific repurchase by Mutual & Federal of shares at one or more future dates for cash as detailed in paragraph 5 of the salient features, pursuant to the exercise of the Mutual & Federal Call Option;
- the authority required for the specific issues of shares to the BBPs relating to annual performance fees;
- authority for the specific issues of shares for cash, equivalent to the number of shares which may be repurchased by Mutual & Federal, pursuant to the exercise of the BBP Call Option and The Mutual & Federal Black Broker Trust Call Option as the case may be; and
- the convening of a general meeting of shareholders, in terms of the notice of general meeting forming part of this circular, at which meeting the special and ordinary resolutions required to approve and implement the Mutual & Federal Transaction will be proposed.

3. THE MUTUAL & FEDERAL TRANSACTION

The Mutual & Federal Transaction comprises the participation of the following key groupings:

- Employees through Employee Schemes;
- Distributors through a Distributor Scheme;
- Community and charitable groupings through a Community Scheme; and
- BBPs through BBP Schemes.

The implementation of the Transaction is subject to the various conditions precedent as set out in paragraph 7 of the salient features. The table below provides further details on the Mutual & Federal Transaction:

	Mutual & Federal Transaction				
	Total Transaction			Black ownership	
	Number of shares m	Transaction value[(1)] R'm	Shareholding (post issue of new shares)	Shareholding (pre issue of new shares)[(3)]	Shareholding (post issue of new shares)[(4)]
Employee Schemes	**17.1**	**365**	**6.14%**	**6.76%**	**6.00%**
Mutual & Federal Management Incentive Scheme	13.4	285	4.79%	5.39%	4.79%
Mutual & Federal Senior Black Management Scheme	3.0	64	1.08%	1.22%	1.08%
Mutual & Federal Broad-based Scheme	0.7	16	0.27%	0.15%	0.13%
Distributor Scheme	**1.4**	**30**	**0.50%**	**0.56%**	**0.50%**
Community Scheme	**1.4**	**30**	**0.50%**	**0.56%**	**0.50%**
BBPs	**11.2**	**238**	**4.00%**	**4.50%**	**4.00%**
WIPHOLD Consortium	9.8	208	3.50%	3.94%	3.50%
Mtha	1.4	30	0.50%	0.56%	0.50%
Total	**31.1**	**663**	**11.14%**	**12.38%**	**11.00%**

Notes:

(1) Based on a share price of 2 133 cents per share being the 10-day volume weighted average price as at the close of business on 15 April 2005

(2) The entire market capitalisation of Mutual & Federal was assumed for the purposes of the above table to be South African

(3) In calculating the black ownership percentage of 12.38%, the number of shares to be allocated to black people (30.7 million) was divided by the current share capital

(4) In calculating the black ownership percentage of 11.00%, the number of shares to be allocated to black people (30.7 million) was divided by the enlarged share capital

4. THE SPECIFIC ISSUES OF SHARES FOR CASH

4.1 Mutual and Federal will issue in aggregate 31 064 806 shares, equivalent to 12.54% of the current issued share capital, as follows:

- 17 121 895 new Mutual & Federal shares in terms of the Employee Schemes at 2133 cents per share, comprising:
  - 13 354 249 new Mutual & Federal shares to the then trustees of The Mutual & Federal Management Incentive Trust (in the course of formation); and
  - 3 767 646 new Mutual & Federal shares to the then trustees of The Mutual & Federal Senior Black Management Trust (in the course of formation) (The Mutual & Federal Senior Black Management Trust administers both The Mutual & Federal Broad-based Scheme and The Mutual & Federal Senior Black Management Scheme).
- 11 154 329 new Mutual & Federal shares to be issued to the BBP SPVs at an issue price of 53 cents per share;
- 1 394 291 new Mutual & Federal shares to be issued in terms of the Distributor Scheme to the then trustees of The Mutual & Federal Black Broker Trust (in the course of formation) at an issue price equal to the par value of 10 cents per share;
- 1 394 291 new Mutual & Federal shares to be issued in terms of the Community Scheme to the then trustees of The Mutual & Federal Community Trust (in the course of formation) at an issue price equal to the par value of 10 cents per share.

4.2 Mutual & Federal will issue new Mutual & Federal shares in respect of the performance fee at the then Market Value per share, over the term of the BBP Scheme to the BBP SPVs, amounting in aggregate to a maximum of R5.4 million per annum. The R5.4 million is the maximum value of shares that may be issued per annum to both the BBP SPVs in aggregate, is based on the performance of the BBPs and is determined after taking into consideration taxation in respect of the performance fee as well as an amount to be retained by the BBP SPVs for working capital purposes; and

4.3 If the BBP Call Option and/or The Mutual & Federal Black Broker Trust Call Option is exercised, Mutual & Federal will issue new Mutual & Federal shares at the then Market Value per share to the BBP SPVs and/or The Mutual & Federal Black Broker Trust equivalent to the number of shares repurchased and cancelled by Mutual & Federal.

5. SPECIFIC REPURCHASE OF SHARES FOR CASH

Pursuant to the exercise of the Mutual & Federal Call Option, Mutual & Federal will be entitled to repurchase at one or more future dates at no more than the Subscription Price as many shares from the BBP SPVs and The Mutual & Federal Black Broker Trust, (based on the then Market Value per share), as equates in value to the BBP Notional Terminal Amount and The Mutual and Federal Black Broker Trust Notional Terminal Amount respectively. The number of shares repurchased will range potentially between 0% and 100% of all the shares issued to the BBP SPVs and The Mutual & Federal Black Broker Trust in terms of the respective schemes.

6. PRO FORMA FINANCIAL EFFECTS OF THE MUTUAL & FEDERAL TRANSACTION

The *pro forma* financial effects of the Mutual & Federal Transaction on an IFRS basis for the financial year ended 31 December 2004 are set out in the table below. The *pro forma* financial effects have been prepared for illustrative purposes only in order to provide information on how the Mutual & Federal Transaction might have affected the financial results and position of the Mutual & Federal consolidated results from 1 January 2004 for Income Statement effects and at 31 December 2004 for Balance Sheet effects. Because of their nature, these financial effects may not give a true reflection of the actual financial effects of the Mutual & Federal Transaction and are the responsibility of the directors.

	Before the Mutual & Federal Transaction (cents)	Adjustments		After the Mutual & Federal Transaction (cents)	Percentage change
		Initial	Annual[5]		
Basic EPS[1] [3]	480	(51)	(6)	423	(11.9)
Fully diluted basic EPS[3]	476	(84)	(6)	386	(18.9)
HEPS[1] [3]	481	(51)	(6)	424	(11.9)
Fully diluted HEPS[3]	476	(83)	(6)	387	(18.7)
Ordinary shareholders equity (R'm)	3 623	9		3 632	0.2
NAV per share[2] [4]	1 464	(9)		1 455	(0.6)
Tangible NAV per share[2] [4]	1 387	(9)		1 378	(0.6)

Notes:

(1) The "Before the Mutual & Federal Transaction" column reflects the earnings and headline earnings per Mutual & Federal share for the year ended 31 December 2004 on an IFRS basis. The "After the Mutual & Federal Transaction" column reflects the earnings and headline earnings adjusted for the financial effects of the various schemes based on the assumption that the Transaction was implemented from 1 January 2004.

(2) The "Before the Mutual & Federal Transaction" column reflects the net asset value per Mutual & Federal share at 31 December 2004 on an IFRS basis. The "After the Mutual & Federal Transaction" column reflects the net asset value per Mutual & Federal share after the consideration received from the various schemes and an enlarged number of shares based on the assumption that the Transaction was implemented on 31 December 2004.

(3) The "Before the Mutual & Federal Transaction" column weighted average number of shares in issue used in calculating EPS and HEPS was 245.9 million and in calculating fully diluted EPS and fully diluted HEPS was 248.1 million. The "After the Mutual & Federal Transaction" column weighted average number of shares in issue used in calculating EPS and HEPS was 248.1 million and in calculating fully diluted EPS and fully diluted HEPS was 272.0 million.

(4) In calculating NAV and Tangible NAV per share "Before the Mutual & Federal Transaction" the number of shares in issue as at 31 December 2004 was 247.4 million and in determining the NAV and Tangible NAV per share "After the Mutual & Federal Transaction", the number of shares in issue was 249.6 million.

(5) The Annual adjustments relate to the ongoing effects of The Mutual & Federal Management Incentive Scheme, The Mutual & Federal Senior Black Management Scheme and the performance fees payable to the BBPs for the first year.

7. CONDITIONS PRECEDENT

The implementation of the Mutual & Federal Transaction is subject to the fulfillment of the following conditions precedent:

- the approval and where necessary, registration of all the resolutions contained in the notice of general meeting attached to this circular;
- the obtaining of the necessary regulatory approvals to implement the Mutual & Federal Transaction;
- written notice having been received by Mutual & Federal from the WIPHOLD Consortium that their members have received appropriate shareholder approval; and
- Old Mutual plc being satisfied that each of the Old Mutual Group Black Economic Empowerment Transactions has received all consents, sanctions and approvals to which such transactions are subject and that each such transaction will be implemented in accordance with its terms.

8. GENERAL MEETING AND ORDINARY SHAREHOLDERS' APPROVAL

8.1 Notice of general meeting

The notice convening the general meeting is attached to this circular. The general meeting will be held at Mutual & Federal Centre, 75 President Street Johannesburg, on Friday, 22 July 2005 commencing at 10:00.

8.2 Dematerialised shareholders, other than own-name shareholders

If you have not been contacted by your CSDP or broker, it would be advisable for you to contact your CSDP or broker, and furnish them with your instructions. If your CSDP or broker does not obtain instructions from you timeously, they will be obliged to act in terms of your mandate furnished to them. You must not complete the attached form of proxy. Unless you advise your CSDP or broker by the cut-off time requested by them that you wish to attend the general meeting or be represented thereat, your CSDP or broker will assume you do not wish to attend the general meeting or be represented thereat. If you wish to attend the general meeting, you must request your CSDP or broker to issue the necessary Letter of Representation to you, to enable you to attend the general meeting.

8.3 Dematerialised own-name shareholders and certificated shareholders

You may attend and vote at the general meeting in person. If you are unable to attend the general meeting and wish to be represented thereat, you must complete the attached form of proxy in accordance with the instructions contained therein and lodge it with or post it to Computershare Investor Services 2004 (Pty) Limited as detailed in the form of proxy, to be received by no later than at 10:00 on Wednesday, 20 July 2005.

SALIENT DATES AND TIMES

The definitions and interpretations commencing on page 7 of this circular bear the same meanings herein:

	2005
Forms of proxy for the general meeting to be received by 10:00 on	Wednesday, 20 July
General meeting of ordinary shareholders to be held at 10:00 on	Friday, 22 July
Results of the general meeting to be released on SENS on	Friday, 22 July
Results of the general meeting to be published in the South African press on	Monday, 25 July
Issue of new Mutual & Federal shares	Monday, 1 August
Commencement of listing of new Mutual & Federal shares	Tuesday, 2 August

Note:

The abovementioned dates and times are South African dates and times, and are subject to change. Any changes will be published on SENS and in the South African press.

Action required by ordinary shareholders in terms of the general meeting

Please take careful note of the following provisions regarding the action required by ordinary shareholders:

1. If you are in any doubt as to what action you should take in relation to this circular, consult your CSDP, broker, attorney, banker or other professional adviser immediately.

2. If you have disposed of all of your shares, this circular should be handed to the purchaser of such shares or the broker, attorney, banker, or other agent through whom the disposal was effected.

3. The general meeting, convened in terms of the notice incorporated in this circular, will be held at Mutual & Federal Centre, 75 President Street, Johannesburg on Friday, 22 July 2005, commencing at 10:00.

4. If you hold certificated or own-name dematerialised ordinary shares:

4.1 You are entitled to attend personally, by representation, or to be represented by proxy, at the general meeting.

4.2 If you are unable to attend the general meeting, but wish to be represented thereat, you must complete and return the attached form of proxy, in accordance with the instructions contained therein, to be received by the transfer secretaries, Computershare Investor Services 2004 (Pty) Limited, Ground Floor, 70 Marshall Street, Johannesburg 2001 (PO Box 61051, Marshalltown, 2107) by no later than 10:00 on Wednesday, 20 July 2005.

5. If you have dematerialised your ordinary shares and do not have "own-name" registration:

5.1 You are entitled to attend, or be represented by proxy, at the general meeting. You must not, however, complete the attached form of proxy. If your CSDP or broker does not contact you, you are advised to contact your CSDP or broker and provide them with your voting instructions. Your CSDP or broker must receive your proxy with sufficient time to lodge it before 10:00 on Wednesday, 20 July 2005. If your CSDP or broker does not obtain instructions from you, they will be obliged to act in terms of your mandate furnished to them.

5.2 You must advise your CSDP or broker timeously if you wish to attend, or be represented at the general meeting.

5.3 If you do wish to attend the general meeting, your CSDP or broker will be required to issue the necessary Letter of Representation to you to enable you to attend the general meeting.

DEFINITIONS AND INTERPRETATIONS

In this circular and its appendices, unless otherwise stated or the context otherwise indicates, the words in the first column shall have the meanings stated opposite them in the second column and words in the singular shall include the plural and *vice versa*, words importing natural persons shall include corporations and associations of persons and an expression denoting any gender shall include the other genders.

"Act" or "Companies Act"	the Companies Act, 1973 (Act 61 of 1973), as amended;
"AGM"	Annual General Meeting;
"Annual Notional Dividend Rate"	8.16% (nominal annual compounded annually);
"articles of association"	the articles of association of Mutual & Federal;
"BBP(s)"	each of the WIPHOLD Consortium and Mtha as the context may require;
"BBP Call Option"	the call option issued in favour of the BBPs by Mutual & Federal for the BBPs to acquire at the then Market Value as many shares repurchased by Mutual & Federal in terms of the Mutual & Federal Call Option;
"BBP Notional Commencing Amount"	97.5% of the value of the full BBP SPV allocation of new Mutual & Federal shares, based on the 10 day volume weighted average price as at the close of business on 15 April 2005, amounting to R208 182 000 for the WIPHOLD SPV and R29 740 000 for the Mtha SPV;
"BBP Notional Terminal Amount"	the notional terminal amount for the BBP Scheme is a notional amount which will be arithmetically derived according to a computer model, but shall essentially reflect: – the BBP Notional Commencing Amount; plus – the aggregate consideration paid by Mutual & Federal to the BBP SPVs pursuant to the exercise by Mutual & Federal of the Mutual & Federal Call Option; plus – an amount determined for each year (and compounded annually in arrears) by multiplying the Annual Notional Dividend Rate by the BBP Notional Commencing Amount for the BBP Scheme; plus – 1.5% (nominal annual compounded annually) multiplied by the BBP Notional Commencing Amount;
"BBP Scheme(s)"	the segment of the Mutual & Federal Transaction that relates specifically to the BBPs;
"BBP SPV(s)"	each of the WIPHOLD SPV and the Mtha SPV as the context may require;
"BBP structure agreement"	the agreement in terms of which the BBP SPVs will subscribe for new Mutual & Federal shares and Mutual & Federal will allot and issue the shares against payment of the aggregate Subscription Price;
"black brokers"	black brokers who will be recipients of loans or grants from The Mutual & Federal Black Broker Trust;
"Black Economic Empowerment"	Black Economic Empowerment as defined in the FSC;
"black people"	shall have the meaning ascribed to that term in the FSC;
"business day"	a day which is not a Saturday, Sunday or a proclaimed public holiday in South Africa;

"Capitalisation Shares"	shares awarded to Mutual & Federal shareholders, issued as fully paid up out of the Mutual & Federal share premium account or reserves;
"CEO"	Chief Executive Officer;
"certificated shareholders"	Mutual & Federal shareholders who have not dematerialised their shares and thus hold paper share certificates or other physical documents of title;
"Chestnut Hill"	Chestnut Hill Investments (Proprietary) Limited (Registration number 2004/027675/07), a private company incorporated in South Africa;
"closing date"	means seven business days or such other interval as agreed in writing after the day on which the last condition precedent as listed on page 26 of this circular is fulfilled;
"Community Scheme"	the segment of the Mutual & Federal Transaction that relates specifically to community and charitable projects;
"CPT"	Corporate Performance Target as determined from time to time by the Mutual & Federal Remuneration Committee;
"CSDP"	Central Securities Depository Participant, registered in terms of the Securities Act and appointed by individual shareholders for purposes of and in regard to dematerialisation of their shares;
"dematerialised shareholders"	shareholders who hold dematerialised shares;
"dematerialised shares"	those shares held in electronic form as uncertificated securities that have been incorporated into the STRATE system and which are recorded in a company's sub-register of securities holders maintained by a CSDP;
"document(s) of title"	share certificates, certified transfer deeds and balance receipts in respect of Mutual & Federal shares;
"EPS"	earnings per share;
"Employee Scheme(s)"	the segment of the Mutual & Federal Transaction which relates specifically to employees of Mutual & Federal who are employed in South Africa;
"enlarged share capital"	the share capital of Mutual & Federal after the specific issues of shares for cash;
"exercise date"	means the earlier of the Lock-in Period and the date on which various events could cause the early exercise of the Mutual & Federal Call Option, as set out in the BBP structure agreement;
"FSC"	the Financial Sector Charter adopted by the Association of Black Securities and Investment Professionals, the Banking Council of South Africa, the Foreign Bankers Association of SA, the South African Insurance Association and other persons on the 17 October 2003, as amended from time to time;
"HEPS"	headline earnings per share;
"IFRS"	International Financial Reporting Standards;
"implementation date"	on or about 1st August 2005, the date on which the new Mutual & Federal shares will be issued;
"Initial Amount"	means 2133 cents per Mutual & Federal share multiplied by the full allocation to the BBP SPV of new Mutual & Federal shares;
"Izingwe Capital"	Izingwe Capital (Proprietary) Limited (Registration number 2003/028048/07), a private company incorporated in South Africa;

"Izingwe Financial Investments"	Izingwe Financial Investments (Proprietary) Limited (Registration number 2004/024649/07), a private company incorporated in South Africa;
"JSE"	the JSE Securities Exchange South Africa;
"key individuals"	with reference to the WIPHOLD Consortium, the following individuals are designated as key individuals: – G T Serobe; – L Mojela; – W Luhabe; and – P T Kingston with reference to Mtha, the following individuals are designated as key individuals: – B Ngcuka; – S Pityana; – A Ntsaluba; and – G Mahlati
"last practicable date"	the last practicable date prior to the finalisation of this circular, being Tuesday, 7 June 2005;
"Listing Requirements"	The JSE Securities Exchange South Africa Listing Requirements, Service Issue 5;
"Lock-in Period"	the period from the closing date to 1 January 2015 or such earlier date as agreed;
"Market Value"	with reference to each of the Mutual & Federal Call Option, the BBP Call Option and The Mutual & Federal Black Broker Trust Call Option, the volume weighted average price per Mutual & Federal share as quoted on the JSE for the 30 (thirty) trading days ending on the second business day immediately prior to the date on which Mutual & Federal, the BBPs, and The Mutual & Federal Black Broker Trust as the case may be, gives written notice to the issuer of the respective call option that it intends exercising the respective option (the Mutual & Federal Call Option will be exercised at no more than the Subscription Price), with reference to the performance fee, the volume weighted average price per Mutual & Federal share as quoted on the JSE for the 30 (thirty) trading days immediately prior to the date of issue of the New Shares;
"Mtha"	Mtha-we Mpumelelo Investments (Proprietary) Limited (Registration number 2004/024951/07), a private company incorporated in South Africa;
"Mtha SPV"	The Mtha Financial Services Trust (Master's Reference No. IT 5097/05), a trust formed for purposes of implementing the Mutual & Federal Transaction, the beneficiaries of which are as follows: – 35% Chestnut Hill; – 35% Izingwe Financial Investments; – 10% The Black Lawyers Association; – 10% National Association for Democratic Lawyers; and – 10% South African Medical and Dental Practitioners;
"Mutual & Federal" or "the Company"	Mutual & Federal Insurance Company Limited (Registration number 1970/006619/06), a public company incorporated in South Africa, all the shares of which are listed on the JSE and the NSX;
"Mutual & Federal board" or the "board"	the board of directors of Mutual & Federal, the members of which are listed on page 15 of the circular;

"Mutual & Federal Call Option"	a call option granted by each of the Mtha SPV, the WIPHOLD SPV and The Mutual & Federal Black Broker Trust in favour of Mutual & Federal to repurchase at no more than the Subscription Price, a formulaically determined number of Mutual & Federal shares which equates to the BBP Notional Terminal Amount or The Mutual & Federal Black Broker Trust Notional Terminal Amount, as the case may be;
"Mutual & Federal Group"	Mutual & Federal and its subsidiaries;
"Mutual & Federal shares" or "shares"	ordinary shares with a par value of 10 cents each in the share capital of Mutual & Federal;
"Mutual & Federal Transaction" or "Transaction"	the proposed issue of 31.1 million shares in Mutual & Federal for the purpose of Black Economic Empowerment, as outlined in this circular;
"NAV"	net asset value;
"Nedbank Group Limited"	Nedbank Group Limited (Registration number 1966/010630/06), a public company incorporated in South Africa, all the shares of which are listed on the JSE;
"New Shares" or "new Mutual & Federal shares"	new ordinary shares in the share capital of Mutual & Federal with a par value of 10 cents each ranking pari passu in all respects with the existing issued ordinary shares of Mutual & Federal, to be issued in terms of the Mutual & Federal Transaction;
"NGOs"	Non-Governmental Organisations;
"NSX"	the Namibian Stock Exchange;
"Old Mutual Group"	Old Mutual plc and its subsidiaries;
"Old Mutual Group Black Economic Empowerment Transaction"	Black Economic Empowerment transactions relating to Nedbank Group Limited, Old Mutual plc and Mutual & Federal;
"Old Mutual Group Company"	Old Mutual plc and its subsidiaries other than Mutual & Federal;
"Old Mutual plc"	Old Mutual plc (Registration number 03591559), a public company incorporated in England and Wales, and registered as an external company in each of South Africa (Registration number 1999/004855/10), Malawi (Registration number 5282), Namibia (Registration number F/3591559)) and Zimbabwe (Registration number EI/99);
"Old Mutual plc Scheme of Arrangement"	the proposed scheme of arrangement between Old Mutual plc and its members under section 425 of the UK Companies Act 1985;
"OMSA"	Old Mutual (South Africa) Limited (Registration number 1998/012276/06), a public company incorporated in South Africa and a wholly-owned subsidiary of Old Mutual plc;
"Participants" or "black participants"	Mutual & Federal employees who participate in the Employee Scheme;
"par value"	10 cents per Mutual & Federal share;
"Performance agreements"	agreements entered into between Mutual & Federal and each of the BBPs which govern the determination of the performance criteria, the evaluation thereof and the subsequent performance fee arising therefrom, as set out on page ● of this circular;
"performance fee"	the fees payable by Mutual & Federal to the BBP SPVs in terms of the Performance agreements;
"Rand"	South African Rand, the lawful currency of South Africa;
"register"	the register of shareholders of Mutual & Federal;

"Reinvestment Shares"	Mutual & Federal shares subscribed for at the then Market Value per Mutual & Federal share by the BBP SPVs, in an aggregate amount equal to a portion of any performance fee paid by Mutual & Federal in terms of the Performance agreements, as provided for in the BBP structure agreements;
"RSP"	restricted share plan;
"SA GAAP"	Statements of South African Generally Accepted Accounting Practice;
"Securities Act"	the Securities Services Act, 2004 (Act 36 of 2004);
"SENS"	the Securities Exchange News Service of the JSE;
"South Africa"	the Republic of South Africa;
"Specific issues of shares for cash"	the specific issue of 31.1 million Mutual & Federal ordinary shares amounting to 12.54% of Mutual & Federal's current issued share capital with the resultant black shareholding amounting to 12.38% of Mutual & Federal's current issued share capital and 11.00% of the enlarged share capital as set out on page ● of this circular;
"Specific repurchase of shares for cash"	a specific repurchase of shares in terms of the Mutual & Federal Call Option;
"Sphere"	Sphere Investments (Proprietary) Limited (Registration number 2002/014002/07), a private company incorporated in South Africa;
"SPV"	Special Purpose Vehicle;
"STRATE"	STRATE Limited (Registration number 1998/022242/06), a public company incorporated in South Africa, and a registered central securities depository in terms of the Securities Act and responsible for the electronic clearing and settlement of transactions;
"Subscription Price"	means 53 cents per Mutual & Federal share in the case of the BBP SPVs, and 10 cents per Mutual & Federal share in the case of The Mutual & Federal Black Broker Trust;
"The Mutual & Federal Black Broker Scheme" or "Distributor Scheme"	the segment of the Mutual & Federal Transaction that relates specifically to black brokers;
"The Mutual & Federal Black Broker Trust"	a trust to be set up to provide or secure finance to black brokers wishing to develop brokerage businesses to service the short term insurance market in South Africa;
"The Mutual & Federal Black Broker Trust Call Option"	the call option issued in favour of The Mutual & Federal Black Broker Trust by Mutual & Federal for The Mutual & Federal Black Broker Trust to acquire at the then Market Value as many shares repurchased by Mutual & Federal in terms of the Mutual & Federal Call Option;
"The Mutual & Federal Black Broker Trust Notional Commencing Amount"	the full value of The Mutual & Federal Black Broker Trust allocation less the par value, based on the 10 day volume weighted average price as at the close of business on 15 April 2005 amounting to R29 740 230;
"The Mutual & Federal Black Broker Trust Notional Terminal Amount"	the notional terminal amount for The Mutual & Federal Black Broker Trust is a notional amount which will be arithmetically derived according to a computer model, but shall essentially reflect: – The Mutual & Federal Black Broker Trust Notional Commencing Amount; plus – the aggregate consideration paid by Mutual & Federal to The Mutual & Federal Black Broker Trust pursuant to the exercise by Mutual & Federal of the Mutual & Federal Call Option, plus

- an amount determined for each year (and compounded annually in arrears) by multiplying the Annual Notional Dividend Rate by The Mutual & Federal Black Broker Trust Notional Commencing Amount;

"The Mutual & Federal Broad-based Scheme" — an Employee Scheme to be set up for the benefit of Mutual & Federal employees who do not participate in either The Mutual & Federal Management Incentive Scheme or The Mutual & Federal Senior Black Management Scheme;

"The Mutual & Federal Community Trust" — a trust to be set up for the benefit of community and charitable projects;

"The Mutual & Federal Management Incentive Scheme" — an Employee Scheme to be set up for the benefit of management of Mutual & Federal;

"The Mutual & Federal Management Incentive Trust" — a trust to be set up to administer The Mutual & Federal Management Incentive Scheme, the salient terms of which are contained in Annexure IV of this circular;

"The Mutual & Federal Senior Black Management Scheme" — an Employee Scheme to be set up for the benefit of senior black management of Mutual & Federal;

"The Mutual & Federal Senior Black Management Trust" — a trust to be set up to administer The Mutual & Federal Senior Black Management Scheme and The Mutual & Federal Broad-based Scheme, the salient terms of which are contained in Annexure V of this circular;

"this document" or "this circular" — this bound circular dated 15 June 2005 including all annexures and attachments;

"transfer secretaries" — Computershare Investor Services 2004 (Proprietary) Limited (Registration number 2004/003647/06), a private company incorporated in South Africa;

"WIPHOLD" — Women Investment Portfolio Holdings Limited (Registration number 1996/001291/06), a public company incorporated in South Africa which is a 97.6% shareholder of WIPHOLD Financial Services Holdings;

"WIPHOLD Consortium" — collectively, WIPHOLD, Sphere and the WIPHOLD NGO Trust;

"WIPHOLD Financial Services Holdings" — WIPHOLD Financial Services Holdings (Proprietary) Limited (Registration number 2004/030563/07), a private company incorporated in South Africa;

"WIPHOLD NGO Trust" — The WIPHOLD NGO Trust, (Master's reference IT 5743/04); and

"WIPHOLD SPV" or "WIPHOLD Consortium" — The WIPHOLD Financial Services Number Three Trust (Master's Reference No. IT 5099/05), a trust formed for purposes of implementing the Mutual & Federal Transaction, the beneficiaries of which are as follows:

- 82% WIPHOLD Financial Services Holdings;
- 15% Sphere; and
- 3% WIPHOLD NGO Trust.

OLD MUTUAL LETTERHEAD TO FOLLOW

LETTER TO SHAREHOLDERS FROM THE CHAIRMAN

To: Mutual & Federal Shareholders

15 June 2005

Dear Shareholder,

On 19th April 2005, Mutual & Federal, together with Old Mutual plc and Nedbank Group Limited, announced its intention to implement a broad based Black Economic Empowerment Transaction. The Mutual & Federal Transaction is similar in structure to the Old Mutual plc transaction, as well as the Nedbank Group Limited transaction, details of which were also announced on 19 April 2005. The three transactions are inter-conditional and as such, the implementation of each element is conditional on all requisite approvals of the other elements being received.

The Mutual & Federal Transaction comprises 4 components, namely:

- an Employee Scheme, the largest part of the Mutual & Federal Transaction at 6.14% of the enlarged share capital of Mutual & Federal;
- a Distributor Scheme comprising 0.50% of the enlarged share capital of Mutual & Federal;
- a Community Scheme comprising 0.50% of the enlarged share capital of Mutual & Federal; and
- a BBP Scheme comprising 4.00% of the enlarged share capital of Mutual & Federal.

The completion of the Mutual & Federal Transaction is subject to the requisite shareholder approvals and the attainment of the requisite regulatory approvals.

To redress the inequality of the past, meaningful interventions from all stakeholders in the South African economy is required and accordingly, Mutual & Federal is committed to the creation of a sustainable South African economy through the introduction and implementation of a comprehensive strategy for broad-based Black Economic Empowerment. Although the Mutual & Federal Transaction is aimed primarily at assisting Mutual & Federal in complying with its obligations under the FSC, Mutual & Federal embraces the principles behind the FSC and seeks to go beyond targets and mere compliance in a manner that will create meaningful and sustainable change in the South African economy.

The Mutual & Federal Transaction involves an upfront cost comparable with other Black Economic Empowerment transactions in the financial services sector. The board believes that the commercial benefits to be gained should exceed the initial and ongoing costs of implementing the Mutual & Federal Transaction, and that the Mutual & Federal Transaction will, if implemented, enhance the Company's profile and be likely to increase the motivation and retention of its employees in South Africa. Moreover, the board believes that the Mutual & Federal Transaction is likely, in the longer term, to strengthen Mutual & Federal's growth prospects within South Africa, to attract additional business and bring about benefits for the Company which it would otherwise be denied. The board believes that if shareholders do not vote in favour of the Mutual & Federal Transaction and direct black ownership is not introduced, there could be a material adverse impact on the business of the Company, including the potential loss of existing business and the risk of not attracting new business and thus recommends that you vote in favour thereof.

Shareholders will find set out on page 42 of this circular a notice convening a meeting of shareholders, which will take place at Mutual & Federal Centre, 75 President Street, Johannesburg on Friday, 22 July 2005, commencing at 10:00. Special and ordinary resolutions are to be proposed at the Company's general meeting to sanction and enable the implementation of the Transaction. Further information on the Mutual & Federal Transaction is set out in this circular. Please read this circular carefully and exercise your right to vote.

Yours faithfully

K T M Saggers
Chairman

15 June 2005

MUTUAL&FEDERAL

Mutual & Federal Insurance Company Limited

(Incorporated in the Republic of South Africa)
(Registration number 1970/006619/06)
Share code JSE: MAF Share code NSX: MTF ISIN: ZAE000010823

Directors of Mutual & Federal

K T M Saggers* *(Chairman)*
B Campbell *(Managing Director)*
R M Head*
A M Hyatt*
P D Jones Vilakazi*
D Konar*
R P Menell*
M L Ndlovu*
J V F Roberts*
E P Theron*
R A Williams*

*Non-executive director

CIRCULAR TO SHAREHOLDERS OF MUTUAL & FEDERAL

1. INTRODUCTION

Mutual & Federal delivers innovative insurance products and outstanding service which result in real benefits to its customers, suppliers, employees and shareholders whilst ensuring adherence to good corporate governance. Besides its core business objectives, Mutual and Federal owes a duty to the economy in which it operates, and to the majority of South Africans who were previously excluded from participation therein and is committed to playing its part in redressing the legacy of the past and the creation of a sustainable economy that meets the needs of all South Africans.

As an active participant in the development of the FSC, Mutual & Federal is committed to the goals and targets set out therein. Along with the South African Insurance Association, Mutual & Federal is a party to the FSC and views the FSC as setting minimum targets for itself. On 19 April 2005, Mutual & Federal announced its intention to implement certain proposals in relation to a Black Economic Empowerment transaction that will introduce black people into the shareholding structure of the Company. The Mutual & Federal Transaction has been designed to complement the Company's overall strategic objectives towards implementing broad-based empowerment in its business and includes employees, distributors, professional bodies, entrepreneurs and women and community groupings throughout South Africa.

The FSC does not have legal effect and consequently there would be no legal consequences for the Company if the Mutual & Federal Transaction is not implemented. Rather, it is an industry-led commitment to which many major financial institutions are parties. Along with the financial sector, the majority of South Africa's other key industry sectors have developed, or are in the process of developing, charters which aim to achieve transformation within their sectors along similar lines to those outlined in the FSC. All Black Economic Empowerment transactions completed to date in the financial services industry have used the FSC as the benchmark. The Mutual & Federal Transaction has been constructed in order to be consistent with the FSC, which the board believes will ensure that the Company is not at a competitive disadvantage to other financial services companies in South Africa.

In December 2004, the Department of Trade and Industry in South Africa released the first drafts of Codes of Practice which provide broad guidelines for the implementation of Black Economic Empowerment in South Africa. If and when such Codes of Practice are approved, it is expected that they will form part of the legislative framework for the promotion of Black Economic Empowerment provided by the Broad-Based Black Economic Empowerment

Act 2003. While the Codes of Practice differ from the FSC in certain respects, as they are still in draft form it is not yet clear to what extent, if at all, the Codes of Practice will change the FSC.

Although the Mutual & Federal Transaction is structured to comply with the requirements of the FSC, the Company embraces the need for broad-based Black Economic Empowerment and seeks to go beyond the targets set in the FSC in a manner that will create meaningful broad-based change and stability in the South African economy.

2. PURPOSE OF THIS CIRCULAR

The purpose of this circular is to provide Mutual & Federal shareholders with relevant information regarding the Mutual & Federal Transaction and to achieve:

- the authority required for the specific issues of shares for cash as detailed in paragraph 8 of this circular;
- the amendment to the articles of association to allow for the specific repurchase of shares;
- the authority required for the specific repurchase by Mutual & Federal of shares at one or more future dates for cash as detailed in paragraph 9 of this circular, pursuant to the exercise of the Mutual & Federal Call Option;
- the authority required for the specific issues of shares to the BBPs relating to annual performance fees;
- the authority required for the specific issues of shares for cash, equivalent to the number of shares which may be repurchased by Mutual & Federal pursuant to the exercise of the BBP Call Option and The Mutual & Federal Black Broker Trust Call Option as the case may be; and
- the convening of a general meeting of shareholders, in terms of the notice of general meeting forming part of this circular, at which meeting the special and ordinary resolutions required to approve and implement the Mutual & Federal Transaction will be proposed.

3. RATIONALE FOR THE MUTUAL & FEDERAL TRANSACTION

Against a background of racial imbalances in the South African economy, the FSC came into force in South Africa on 17 October 2003 with the objective of increasing black participation in the financial sector. The intention of Black Economic Empowerment is to address these imbalances by working towards sustained economic growth, development and social change by substantially increasing the number of black people who manage, own and control South Africa's economic resources.

Mutual & Federal is firmly committed to Black Economic Empowerment in South Africa and recognises that broad-based empowerment is in the long-term national interest of the country. Although the Mutual & Federal Transaction is aimed at ownership, Mutual & Federal has been following a strategy aimed at fulfilling the other elements of the FSC scorecard, including *inter alia:*

- **human resource development** – Mutual & Federal has been investing in human resource development in order to increase the participation of black people throughout the organisation; and
- **procurement of products and services** – Mutual & Federal anticipates that it will spend approximately R200m during the 2005 financial year in procuring products and services from previously disadvantaged individuals.

4. PRINCIPLES OF THE MUTUAL & FEDERAL TRANSACTION

In designing the Mutual & Federal Transaction, the following set of principles aimed at sustainable, broad-based empowerment were adopted:

- **Transformation** – The Mutual & Federal Transaction has been designed to accelerate operational transformation. This extends to employment equity, particularly at management level, client acquisition, strategies for under-served markets, profiling Mutual & Federal, black broker development and community involvement. The Mutual & Federal Transaction is being implemented as part of Mutual & Federal's comprehensive, overarching approach to rapid transformation;
- **Broad-based approach** – The Mutual & Federal Transaction is designed to directly and indirectly benefit black people throughout the country, including, employees, black brokers, entrepreneurs and communities. Mutual & Federal has sought to achieve an equitable balance between individuals that are internal and external to the Company. In the process, the ultimate beneficiaries of the Mutual & Federal Transaction have been constructed to ensure that no individual benefits unduly. Employees will be the prime beneficiaries of the Mutual & Federal Transaction;

- **Alignment of value added by the BBPs to benefits received** – No one individual or ultimate beneficiary will be rewarded out of proportion to the value that he/she adds.
  - Performance agreements have been negotiated with the BBPs to ensure mutually beneficial, enduring partnerships. The performance agreements have been designed to incentivise the BBPs by aligning the rewards which they receive under the performance agreements to the value that they add to Mutual & Federal; and
  - The Mutual & Federal Transaction aims to balance the economic participation by internal and external individuals, the consequence of which is that no single external individual benefits more than the Old Mutual Group's most highly paid South African employee;
- **Full economic benefits and voting rights** – From the inception of the Mutual & Federal Transaction, shareholders will have full voting rights and economic benefits attached to equity ownership, thereby ensuring that the ownership requirements of the FSC are met. Trusts, which will be formed to acquire and hold Mutual & Federal shares, will be structured so as to comply with the ownership and control requirements of the FSC in that the majority of trustees will be independent black people and the majority of beneficiaries will be black people; and
- **Objective of achieving benefits in excess of the estimated costs of the Mutual & Federal Transaction** – In designing the Mutual & Federal Transaction, the Company sought to ensure that over time the commercial benefits of implementing the Mutual & Federal Transaction will outweigh the costs pertaining thereto, and that the costs are in line with Black Economic Empowerment transactions concluded in the financial sector to date. The overall cost of the Mutual & Federal Transaction equates to approximately 3.1% of the value of Mutual & Federal, based on the 10 day volume weighted average price as at the close of business on 15 April 2005.

5. THE MUTUAL & FEDERAL TRANSACTION

The Mutual & Federal Transaction comprises the participation of the following key groupings:

- Employees through Employee Schemes;
- Distributors through a Distributor Scheme;
- Community and charitable groupings through a Community Scheme; and
- BBPs through BBP Schemes.

The implementation of the Transaction is subject to the various conditions precedent as set out in paragraph 11 of this circular. The table below provides further details on the Mutual & Federal Transaction:

	Mutual & Federal Transaction				
	Total Transaction			Black ownership	
	Number of shares m	Transaction value[1] R'm	Shareholding (post issue of new shares)	Shareholding (pre issue of new shares)[3]	Shareholding (post issue of new shares)[4]
Employee Schemes	**17.1**	**365**	**6.14%**	**6.76%**	**6.00%**
Mutual & Federal Management Incentive Scheme	13.4	285	4.79%	5.39%	4.79%
Mutual & Federal Senior Black Management Scheme	3.0	64	1.08%	1.22%	1.08%
Mutual & Federal Broad-based Scheme	0.7	16	0.27%	0.15%	0.13%
Distributor Scheme	**1.4**	**30**	**0.50%**	**0.56%**	**0.50%**
Community Scheme	**1.4**	**30**	**0.50%**	**0.56%**	**0.50%**
BBPs	**11.2**	**238**	**4.00%**	**4.50%**	**4.00%**
WIPHOLD Consortium	9.8	208	3.50%	3.94%	3.50%
Mtha	1.4	30	0.50%	0.56%	0.50%
Total	**31.1**	**663**	**11.14%**	**12.38%**	**11.00%**

Notes:

(1) Based on a share price of 2133 cents per share being the 10 day volume weighted average price as at the close of business on 15 April 2005

(2) The entire market capitalisation of Mutual & Federal was assumed for the purposes of the above table to be South African

(3) In calculating the black ownership percentage of 12.38%, the number of shares to be allocated to black people (30.7 million) was divided by the current share capital

(4) In calculating the black ownership percentage of 11.00%, the number of shares to be allocated to black people (30.7 million) was divided by the enlarged share capital

5.1 The Employee Schemes

The Employee Schemes described below are for the benefit of Mutual & Federal employees who are employed by Mutual & Federal's South African businesses only. None of the current directors of Mutual & Federal are beneficiaries of the Employee Schemes.

5.1.1 The Mutual & Federal Management Incentive Scheme (4.79% of enlarged share capital)

No new shares will be issued in terms of the existing employee share option scheme, which is to be run down and will be replaced by The Mutual & Federal Management Incentive Scheme, the primary purpose of which is to attract, reward and retain senior and middle management. Mutual & Federal will issue New shares to The Mutual & Federal Management Incentive Trust which will be funded by interest-free loans and/or grants from Mutual & Federal. The Mutual & Federal Management Incentive Trust will own 4.79% of the enlarged share capital of Mutual & Federal.

The Mutual & Federal Management Incentive Trust will be used to fund the long-term share incentives that Mutual & Federal expects to allocate to management in the normal course of business up until 2013. By reserving a portion of the Mutual & Federal shares for black management, Mutual & Federal is demonstrating its unequivocal commitment to transform its business fundamentally.

Shares will be allocated in terms of Mutual & Federal's current allocation policy subject to regular market testing and individual performance. The allocations will be a combination of RSP share awards (50%) and share options (50%). The RSP share awards are not subject to CPT's and will vest immediately (subject to the condition that the participant remains in Mutual & Federal's employment for a period of time), while the share options may be exercised after 3 years (one third), 4 years (one third) and 5 years (one third) but within 6 years, and are subject to CPTs.

Participants are to be paid the dividends in respect of the RSP share awards but will have no dividend or voting rights in respect of the unexercised share options. The dividends that the Mutual & Federal Management Incentive Trust receives on the surplus Mutual & Federal shares not yet allocated to black participants are to be used to repay the loan from Mutual & Federal and thereafter used to purchase additional Mutual & Federal shares for the benefit of the black participants. Accordingly, the entire interest of 4.79% in Mutual & Federal shares held by The Mutual & Federal Management Incentive Trust will count for black ownership given that the trust has been structured so as to comply with the ownership and control requirements of the FSC.

5.1.2 The Mutual & Federal Senior Black Management Scheme (1.08% of enlarged share capital)

The Mutual & Federal Senior Black Management Scheme will operate for the benefit of selected senior black management of Mutual & Federal. Allocations from The Mutual & Federal Senior Black Management Scheme are in addition to the normal annual allocations to be made in terms of The Mutual & Federal Management Incentive Scheme to the senior black management of Mutual & Federal.

The Mutual & Federal Senior Black Management Trust will be formed to operate The Mutual & Federal Senior Black Management Scheme. The Mutual & Federal Senior Black Management Trust will acquire upfront 1.08% of the enlarged share capital of Mutual & Federal and will be funded by means of a grant from Mutual & Federal.

The trustees, on instruction from the Mutual & Federal Remuneration Committee, will make awards to existing and future management for retention and attraction purposes, respectively. The Mutual & Federal Senior Black Management Scheme will comprise a once-off allocation with additional allocations to be made to participants on promotion from middle management to senior management and from senior management to executive management.

RSP share awards are not subject to CPTs and will vest immediately (but subject to the condition that the participant remains in Mutual & Federal's employment for a period of time). Participants are to be paid the dividends in respect of the RSP share awards and will be entitled to exercise the voting rights in respect of the Mutual & Federal shares. Participants may only take delivery of the Mutual & Federal shares after 4 years (one third), 5 years (one third) and 6 years (one third).

5.1.3 The Mutual & Federal Broad-based Scheme (0.27% of enlarged share capital)

This scheme will operate for the benefit of all employees of Mutual & Federal who will not participate in either The Mutual & Federal Management Incentive Scheme or The Mutual & Federal Senior Black Management Scheme. This scheme will thus operate for the benefit of both black and white employees employed by Mutual & Federal, of whom 50% are black. The allocation will be made by means of a once-off RSP share award of Mutual & Federal shares to a value of R7 500 per participant and is not subject to CPTs. Staff joining Mutual & Federal after the allocation date will not participate in the Mutual & Federal Broad-based Scheme. Participants are to be paid the dividends in respect of the RSP share awards and will be entitled to exercise the voting rights in respect of the Mutual & Federal shares. Participants may however only take delivery of the Mutual & Federal shares after 5 years of participation in the Mutual & Federal Broad-based Scheme.

The Mutual & Federal Senior Black Management Trust that will administer the Mutual & Federal Senior Black Management Scheme will also administer the Mutual & Federal Broad-based Scheme. The trust will acquire 0.27% of the enlarged share capital of Mutual & Federal and will be funded by means of a grant from Mutual & Federal.

Salient terms of The Mutual & Federal Management Incentive Trust and The Mutual & Federal Senior Black Management Trust are contained in Annexures IV and V of this circular respectively.

5.2 The Distributor Scheme

The Mutual & Federal Black Broker Trust will be formed to administer the Distributor Scheme and will subscribe for 1 394 291 shares amounting to 0.50% of the enlarged share capital of Mutual & Federal and will be structured on the basis detailed in paragraph 6 below. The objective of The Mutual & Federal Black Broker Trust will be to provide or secure finance to black brokers wishing to develop brokerage businesses to service the short term insurance market in South Africa. The finance made available by The Mutual & Federal Black Broker Trust will be utilised by black brokers to acquire assets required in order to commence operation in a productive manner.

There is clearly a need for the development of black brokers in order to serve the fast emerging black middle and high-income markets. Given this imperative, The Mutual & Federal Black Broker Trust will attempt to fast track the productive entry by black brokers into the short term insurance market.

5.3 The Community Scheme

The Mutual & Federal Community Trust will be formed to administer the Community Scheme which will provide meaningful benefits to selected community and charitable projects. The aim of The Mutual & Federal Community Trust is to supplement existing community and charitable initiatives on a co-ordinated and consistent basis. The Mutual & Federal Community Trust will subscribe to 1 394 291 shares amounting to 0.50% of the enlarged share capital of Mutual & Federal and will be structured on the basis detailed in paragraph 6 below.

5.4 BBPs

5.4.1 The WIPHOLD Consortium

The WIPHOLD Consortium is led by WIPHOLD. WIPHOLD was founded 10 years ago by four successful women executives as an organisation dedicated to women's empowerment. With 1 200 direct beneficiaries and 18 000 indirect beneficiaries through the WIPHOLD Investment Trust, and over 300 000 indirect beneficiaries through the WIPHOLD NGO Trust, whose constituent NGOs span all nine provinces, WIPHOLD is one of the most genuinely broad-based black empowerment companies in South Africa. WIPHOLD is a majority black owned company, with in excess of 60% of the shareholding in the hands of women. All shareholdings are direct and unencumbered. As at December 2003, the WIPHOLD Investment Trust had distributed R46m to its beneficiaries.

WIPHOLD's current business activities are focused in three areas:

- Financial services (advisory, asset management, stock broking, treasury services);
- Ownership of infrastructure assets; and
- Diversified investments (in telecommunications, tourism, manufacturing and power & automation).

The directors of WIPHOLD include two of the original founding members, Louisa Mojela, CEO of WIPHOLD and Gloria Tomatoe Serobe, CEO of Wipcapital (Proprietary) Limited. Wendy Luhabe, one of the other original founding members of WIPHOLD, will be contributing her experience in the areas of financial services and human resource development as a further operational value-add by the WIPHOLD Consortium.

WIPHOLD has also included Sphere in its consortium. Sphere is a new generation empowerment company, comprised of experienced individuals with a proven track record in private equity, investment banking and asset management. Sphere's ownership structure promotes broad-based empowerment whilst incentivising founder shareholders and management. Sphere's directors and management include Itumeleng Kgaboesele, CEO, Executive Directors Pulane Kingston and Aadil Carim and Associate Director, Marang Denalane. Directors and management hold the majority shareholding of Sphere (57%). 17.5% of Sphere's shareholding is reserved for broad-based groupings that have a particular focus on education and the economic upliftment of black women.

These groups include Ditikeni Investment Company Limited (an investment vehicle for 24 NGOs involved in education and training, health (HIV/AIDS), housing and rural development) and the Student Sponsorship Programme (a non-profit organisation offering scholarships to previously disadvantaged students) to which shares have already been allocated.

The WIPHOLD NGO Trust was established in 2004 with the aim of further enhancing the black and female profile of WIPHOLD, as well as its broad-base of beneficiaries. Louisa Mojela and Gloria Tomatoe Serobe serve as trustees. A majority of independent black trustees will be appointed.

The WIPHOLD NGO Trust has two primary objectives:

- To empower and support NGOs whose primary focus is development programmes pertaining to black women and/or children; and
- The inclusion of NGOs with the ability to contribute strategically to the activities of WIPHOLD.

The ten organisations that currently form part of the beneficiaries of the WIPHOLD NGO Trust are:

- The Democratic Nursing Organisation of South Africa;
- The South African Democratic Teachers Union (women's chapter);
- National Baptist Church;
- Kwa Drabo Trust;
- People Opposing Women Abuse;
- The Thusanang Development and Training Project;
- Tshwarangang Legal Advocacy Centre;
- Tshepang Educare Trust;
- Young Women's Christian Association; and
- The Thandanani Association.

5.4.2 Mtha

Mtha is comprised of the following shareholders:

- Chestnut Hill is a 35% shareholder in Mtha and the shareholders of Chestnut Hill include Bulelani Ngcuka, Chairman, Sango Ntsaluba, Non-executive Chairman of Sizwe Ntsaluba and CEO of Amabubesi Investments (Proprietary) Limited ("Amabubesi") and Thabiso Tlelai, Chair of the Tourism Business Council of South Africa. Other shareholders include Mveleleli Booi, currently an Executive at Amabubesi, Gilimamba Mahlati, Chairman of Risk Monitor Group and Kennedy Memani, Director of KREM Investment Holdings and the Senior Partner in XK Memani, Ruiters and Associates.

- Izingwe Financial Investments, an associate company of Izingwe Capital, is a 35% shareholder in Mtha. Izingwe's Chairman is Sipho M Pityana, formerly a Group Executive Director of Nedcor Investment Bank Holdings Limited, managing director of Strategic Business Development at Nedbank Corporate and the Director General of the Departments of Foreign Affairs and Labour. Other directors include Ashley Ally, the former CEO of the Legal Aid Board, Tsakani Matshazi, a Chartered Accountant, Phillip Dexter, the former Executive Director of Nedlac, and Mark Sifris, a corporate attorney.

Mtha includes the investment vehicles of three broad-based groupings that represent black professionals namely:

- The Black Lawyers Association (10% of Mtha) – The Black Lawyers Association represents approximately 900 black legal professionals and 300 legal students. It is a voluntary association whose objectives include the support and development of black lawyers and the provision of legal education and services to the black community;
- National Association for Democratic Lawyers ("Nadel") (10% of Mtha) – Nadel is a voluntary organisation of lawyers, which has the primary goal of ensuring access to justice for previously disadvantaged individuals. Its members comprise all legal practitioners including attorneys, advocates, judges, paralegals and law students. Nadel provides legal advocacy and various legal support programmes, including judicial skills training;
- South African Medical and Dental Practitioners ("SAMDP") (10% of Mtha) – SAMDP represents black medical and dental practitioners. It has approximately 5 000 members and is an active player in the transformation of the health industry. It also plays a significant role in ensuring ethical standards, quality service and accessible healthcare throughout South Africa.

The WIPHOLD Consortium will acquire 3.50% of the enlarged share capital of Mutual & Federal and will be structured on the basis as detailed in paragraph 6 below. In addition, Mtha will acquire 0.50% of the enlarged share capital of Mutual & Federal and will be structured on the basis detailed in paragraph 6 below. To this end, each of the WIPHOLD Consortium and Mtha have entered into detailed, binding legal agreements with Mutual & Federal setting out the terms of their participation as well as related performance criteria together with the implications of not meeting or exceeding those criteria.

5.4.3 Overview of the BBP selection process

The selection process involved the assessment of the potential BBPs against the following criteria:

- **Empowerment credentials and broad-based criteria** – an assessment of the shareholding and the ultimate beneficiaries of the BBPs with the specific objective of ensuring that potential partner companies are black-owned and controlled companies, representing a broad-base of beneficiaries. Consideration was also given as to whether directors and management of the potential BBPs comprised predominantly black people, as defined in the FSC;
- **Leadership and values** – an assessment of whether the potential BBPs had strong, clear leadership and shared the Company's values. Regard was also given to whether the leadership of the potential BBPs would be able to commit sufficient time and resources to focus on business development and transformation;
- **Experience** – an assessment of whether the potential BBPs had a demonstrable track record of transformational ability as well as financial services sector experience; and
- **Risk and reward philosophy** – an assessment of whether the potential BBPs would be able to place their own capital at risk and therefore make a capital contribution of 2.5% of the initial Transaction value.

A further assessment of each of the potential BBPs' ability to assist Mutual & Federal with the following objectives was undertaken:

- the retention of existing business and the attraction of additional business;
- the strategic and holistic transformation of Mutual & Federal in response to a changing business environment; and
- improving the corporate profile and image of Mutual & Federal in the market.

This process assisted Mutual & Federal to determine the level of participation of each of the BBPs in the Mutual & Federal Transaction.

As part of its review of the BBPs, the Mutual & Federal board considered whether any conflict of interest exists between the BBPs and Mutual & Federal and is confident that no conflict of interest exists.

6. MECHANICS AND STRUCTURE OF THE MUTUAL & FEDERAL TRANSACTION

6.1 The Employee Schemes

6.1.1 The Mutual & Federal Management Incentive Scheme

The Mutual & Federal Management Incentive Trust which will administer The Mutual & Federal Management Incentive Scheme will be funded directly by Mutual & Federal, by way of an interest-free loan and/or grants. Dividends received from Mutual & Federal are to be paid to participants in respect of the RSP share awards allocated in terms of The Mutual & Federal Management Incentive Scheme. The balance of the dividend is to be utilised to repay the interest free loans from Mutual & Federal and thereafter to purchase additional Mutual & Federal shares for the benefit of black participants.

6.1.2 The Mutual & Federal Senior Black Management Scheme

The Mutual & Federal Senior Black Management Trust which will administer The Mutual & Federal Senior Black Management Scheme will be funded directly by Mutual & Federal, by way of a grant. Dividends received from Mutual & Federal are to be paid to participants in respect of the RSP share awards allocated in terms of The Mutual & Federal Senior Black Management Scheme.

6.1.3 The Mutual & Federal Broad-based Scheme

The Mutual & Federal Senior Black Management Trust which will administer The Mutual & Federal Broad-based Scheme will be funded directly by Mutual & Federal, by way of a grant. Dividends received from Mutual & Federal are to be paid to participants in respect of the share awards allocated in terms of The Mutual & Federal Broad-based Scheme.

6.2 The Distributor Scheme

Mutual & Federal has developed a structure for The Distributor Scheme which involves Mutual & Federal issuing shares at par value to The Mutual & Federal Black Broker Trust. On the applicable termination date of the Distributor Scheme, Mutual & Federal will be entitled to repurchase as many of the Distributor Scheme shares as, based on their then Market Value, equate in value to The Mutual & Federal Black Broker Trust Notional Terminal Amount, based on a notional calculation model.

The Mutual & Federal Black Broker Trust will subscribe for shares in Mutual & Federal at the par value of 10 cents per share amounting in aggregate to R139 429, which will be funded via an arms length interest-bearing loan from an Old Mutual Group Company.

The Mutual & Federal Black Broker Trust will issue call options to Mutual & Federal to acquire at no more than the Subscription Price a formulaically determined number of Mutual & Federal shares which at the then Market Value equates to The Mutual & Federal Black Broker Trust Notional Terminal Amount.

The Mutual & Federal Call Option is exercisable after the expiry of the Lock-in Period. The effect of this option is that within a period of 20 (twenty) business days after the end of the Lock-in Period, Mutual & Federal will be entitled but not obliged to exercise the Mutual & Federal Call Option, failing which the Mutual & Federal Call Option will lapse.

The application of the formula referred to above, replicates materially the same economic consequences that would ensue if the Distributor Scheme was funded by way of fixed rate preference share funding provided by Mutual & Federal.

As part of the Distributor Scheme, Mutual & Federal will issue a call option to The Mutual & Federal Black Broker Trust to acquire, at the then Market Value, the equivalent number of Mutual & Federal shares as acquired by Mutual & Federal in exercising its call option. Mutual & Federal's obligation under this call option will be settled by a fresh issue of shares against payment to it by The Mutual & Federal Black Broker Trust of the Market Value of such shares. The Mutual & Federal Black Broker Trust Call Option is only exercisable in the event and to the extent that Mutual & Federal exercises the Mutual & Federal Call Option and The Mutual & Federal Black Broker Trust shall, within a period of 20 (twenty) business days, be entitled but not obliged to exercise their call option, failing which the call option will lapse.

Mutual & Federal will throughout the period of the Distributor Scheme, undertake semi-annual capitalisation awards with a cash dividend election. The Mutual & Federal Black Broker Trust, will elect to receive a portion of its dividend in the form of cash and the balance in the form of Capitalisation Shares.

6.3 The Community Scheme

The Mutual & Federal Community Trust, comprising 0.50% of the enlarged share capital of Mutual & Federal will be formed and will be funded via an arms length interest bearing loan of R139 429 from an Old Mutual Group Company. The Mutual & Federal shares will be issued to The Mutual & Federal Community Trust at par value.

6.4 BBP Scheme

Mutual & Federal has developed a structure for the BBP Scheme which involves Mutual & Federal issuing shares at a premium to par value to the BBP SPVs. On the applicable termination dates of the BBP Scheme, Mutual & Federal will be entitled to repurchase as many of the scheme shares as, based on their then Market Value, equate in value to the BBP Notional Terminal Amount, based on a notional calculation model.

The BBP SPVs will subscribe for shares at a 43 cent premium to par value amounting to R5 204 540 for the WIPHOLD SPV and R743 506 for the Mtha SPV inclusive of the par value, which represents 2.5% of the 10-day volume weighted average price of Mutual & Federal shares as at the close of business on 15 April 2005 to be contributed by the BBP SPVs.

The BBP SPVs will receive a performance fee of between 0% and 3% of the Initial Amount which will be grossed up for taxation. The BBP SPVs will be entitled to retain in cash a portion thereof to settle their working capital requirements, plus an amount representing the tax liability on such fees. It is proposed that the balance of the performance fees in the BBP Scheme will not be payable or paid in cash, but will instead be utilised to subscribe for Reinvestment Shares issued to the BBP SPVs. These shares will be issued at Market Value.

The BBP SPVs will issue call options to Mutual & Federal to acquire at no more than the Subscription Price a formulaically determined number of Mutual & Federal shares which at the then Market Value equates to the BBP Notional Terminal Amount.

The Mutual & Federal Call Option is exercisable after the expiry of the Lock-in Period or the exercise date, as the case may be. The effect of this option is that within a period of 20 (twenty) business days after the end of the Lock-in Period, Mutual & Federal will be entitled but not obliged to exercise the Mutual & Federal Call Option, failing which the Mutual & Federal Call Option will lapse.

The application of the formula referred to above, replicates materially the same economic consequences that would ensue if the BBP Scheme was funded by way of fixed rate preference share funding provided by Mutual & Federal.

As part of the BBP Scheme, Mutual & Federal will issue a call option to each of the BBP SPVs to acquire, at the then Market Value, the equivalent number of Mutual & Federal shares as acquired by Mutual & Federal in exercising its call option. Mutual & Federal's obligation under this call option will be settled by a fresh issue of shares against payment to it by the BBP SPV of the Market Value of such shares. The BBP Call Option is only exercisable in the event and to the extent that Mutual & Federal exercises the Mutual & Federal Call Option and the BBP SPVs shall, within a period of 20 (twenty) business days, be entitled but not obliged to exercise their call option, failing which the call option will lapse.

Mutual & Federal will throughout the period of the BBP Scheme, undertake semi-annual capitalisation awards with a cash dividend election. The BBP SPVs have undertaken to elect to receive Capitalisation Shares and have waived 100% of their cash dividend election.

7. AGREEMENTS ENTERED INTO WITH THE BBPS

7.1 The BBP structure agreements

Each BBP SPV will subscribe for the Mutual & Federal shares and Mutual & Federal will allot and issue shares against payment of the aggregate Subscription Price. Each BBP SPV will also grant Mutual & Federal the Mutual & Federal Call Option and Mutual & Federal will in turn grant the BBP SPV the BBP SPV Call Option. The BBP SPV Call Option may only be exercised after the expiry of the Lock-in Period. The shares and claims and loan account of the shareholders of the BBP SPV are ceded and pledged in favour of Mutual & Federal as collateral for the Mutual & Federal Call Option.

For the duration of the Lock-in Period, the shareholders of each BBP SPV shall, *in lieu* of dividends, elect to receive Capitalisation Shares, which shares shall be subject to the Mutual & Federal Call Option.

7.1.1 Representations, undertakings and warranties by each BBP SPV

- each BBP SPV is to be a black SPV;
- each BBP SPV will use reasonable endeavours to assist Mutual & Federal to maximise its ownership points in terms of the FSC; and
- at least 50.1% of the ultimate economic beneficiaries of the BBP SPVs are to be black people.

7.1.2 Early termination events

Events resulting in early termination include:

- if a BBP SPV shareholder or any key individual or representatives of the BBP SPV, during the Lock-in-Period:
  - makes an investment in any competing business;
  - carries on a competing business; or
  - enters into an agreement with any third party which will create a conflict of interest with the businesses of Mutual & Federal,

  except as specifically permitted by Mutual & Federal in writing;
- if any competitor becoming a shareholder of the BBP SPV or acquires an indirect economic benefit in respect of the new Mutual & Federal shares, except where this has been disclosed to Mutual & Federal in writing;
- if 50% or more of the key individuals of the BBP SPV having been removed from positions of influence or control over the BBP SPV without being replaced by acceptable replacements; and
- if 50% or more of the human resources (including key individuals) who are required to provide contributions in terms of the Performance agreement are removed or depart.

7.2 Performance agreements

Each of the BBPs have concluded Performance agreements with Mutual & Federal which will govern the performance, remuneration and the relationship with the BBPs.

The Performance agreements provide that the BBPs will make available various forms of strategic and business support in order to make a contribution to the sustainable success of Mutual & Federal. The support to be provided will include contributions in the following areas: participation in governance structures, facilitation of corporate and stakeholder relations, the retention and procurement of existing and new clients and the implementation of the requirements of the FSC. These support services will be provided in the form of an arm's length performance fee which will be paid by Mutual & Federal to the BBP SPVs on an annual basis. The amount of the fee to be paid to the BBP SPVs will be determined by the Mutual & Federal board and will be based on the level of activities undertaken by the BBPs in accordance with certain performance criteria, which will be determined each year. If the BBPs fail to meet any of the performance criteria, no fee will be payable to them, whilst a sliding scale will ensure that a larger fee will be payable as the BBPs performance improves in line with the performance criteria. Representations from the BBP SPVs and Mutual & Federal management will be taken into account by the Mutual & Federal board when determining the annual fee, which will in aggregate range between nil and R10.1 million. A portion of the fee paid to the BBP SPVs will be used to cover the working capital requirements of the BBP SPVs plus tax on the performance fees. The balance will be utilised to acquire Reinvestment Shares (which are also subject to the Mutual & Federal Call Option).

It is intended that on an annual basis, the BBPs will meet with each of the business units of Mutual & Federal, as appropriate, in order to detail the specific tasks to be performed in the following twelve-month period. The BBPs have agreed the first set of performance criteria which will benchmark future Performance agreements in terms of the type and the amount of work required and which will apply to the eighteen-month period from 1(July 2005. In terms of the Performance agreements, the WIPHOLD Consortium and Mtha will commit substantial time and resources to the business units of Mutual & Federal in order to meet the requirements of their respective Performance agreements. Progress will be monitored semi-annually.

8. THE SPECIFIC ISSUES OF SHARES FOR CASH

8.1 Terms of the specific issue

8.1.1 Mutual and Federal will issue in aggregate 31 064 806 shares as follows:

- 17 121 895 new Mutual & Federal shares in terms of the Employee Schemes at 2 133 cents per share, comprising:
  - 13 354 249 new Mutual & Federal shares to the then trustees of The Mutual & Federal Management Incentive Trust (in the course of formation); and
  - 3 767 646 new Mutual & Federal shares to the then trustees of The Mutual & Federal Senior Black Management Trust (in the course of formation) (The Mutual & Federal Senior Black Management Trust administers both The Mutual & Federal Broad-based Scheme and The Mutual & Federal Senior Black Management Scheme).
- 11 154 329 new Mutual & Federal shares to be issued to the BBP SPVs at an issue price of 53 cents per share;
- 1 394 291 new Mutual & Federal shares to be issued in terms of the Distributor Scheme to the then trustees of The Mutual & Federal Black Broker Trust (in the course of formation) at an issue price equal to the par value of 10 cents per share;
- 1 394 291 new Mutual & Federal shares to be issued in terms of the Community Scheme to the then trustees of The Mutual & Federal Community Trust (in the course of formation) at an issue price equal to the par value of 10 cents per share.

8.1.2 Mutual & Federal will issue new Mutual & Federal shares in respect of the performance fee at the then Market Value per share, over the term of the BBP Scheme to the BBP SPVs, amounting in aggregate to a maximum of R5.4 million per annum. The R5.4 million is the maximum value of shares that may be issued per annum to both the BBP SPVs in aggregate, is based on the performance of the BBPs and is determined after taking into consideration taxes that may be payable by the BBP SPVs in respect of the performance fee as well as an amount to be retained by the BBP SPVs for working capital purposes; and

8.1.3 If the BBP Call Option and/or The Mutual & Federal Black Broker Trust Call Option is exercised, Mutual & Federal will issue new Mutual & Federal shares at the then Market Value per share to the BBP SPVs and/or The Mutual & Federal Black Broker Trust equivalent to the number of shares repurchased and cancelled by Mutual & Federal.

8.2 Shareholder Approval

In accordance with paragraph 5.51 of the Listing Requirements, the specific issue of shares for cash is subject to the approval by ordinary resolution passed by at least 75% of shareholders present or represented by proxy at the general meeting and entitled to vote thereat.

9. SPECIFIC REPURCHASE OF SHARES FOR CASH

Pursuant to the exercise of the Mutual & Federal Call Option, Mutual & Federal will be entitled to repurchase, at one or more future dates, at no more than the Subscription Price as many shares from the BBP SPVs and The Mutual & Federal Black Broker Trust, (based on the then Market Value per share), as equates in value to the BBP Notional Terminal Amount and The Mutual and Federal Black Broker Trust Notional Terminal Amount respectively. The number of shares repurchased will range potentially between 0% and 100% of all the shares issued to the BBP SPVs and The Mutual & Federal Black Broker Trust in terms of the respective schemes.

9.1 Method of repurchase

The method of repurchase will be by way of a specific repurchase of Mutual & Federal shares for cash at no more than the Subscription Price. The number of shares to be repurchased will depend on the formulaically determined BBP Notional Terminal Amount and The Mutual & Federal Black Broker Trust Notional Terminal Amount.

9.2 Name of shareholders from whom repurchase will be conducted

- WIPHOLD SPV;
- Mtha SPV; and
- The Mutual & Federal Black Broker Trust (in the course of formation).

9.3 Source of funds

Available cash resources will fund the specific repurchase.

9.4 Shareholder Approval

In accordance with the Listing Requirements and section 85 of the Companies Act, the specific repurchase of shares for cash is subject to approval by special resolution passed by at least 75% of shareholders present or represented by proxy at the general meeting and entitled to vote thereat.

10. ECONOMIC COSTS OF THE MUTUAL & FEDERAL TRANSACTION

Mutual & Federal has estimated the economic cost of the Mutual & Federal Transaction utilising recognised financial risk pricing and valuation methodologies to be approximately R166 million. This translates to 3.1% of the value of Mutual & Federal, based on the 10-day volume weighted average price as at the close of business on 15 April 2005.

11. CONDITIONS PRECEDENT

The implementation of the Mutual & Federal Transaction is subject to the fulfillment of the following conditions precedent:

- the approval and where necessary, registration of all the resolutions contained in the notice of general meeting attached to this circular;
- the obtaining of the necessary regulatory approvals to implement the Mutual & Federal Transaction;
- written notice having been received by Mutual & Federal from the WIPHOLD Consortium that their members have received appropriate shareholder approval; and
- Old Mutual plc being satisfied that each of the Old Mutual Group Black Economic Empowerment Transaction has received all consents, sanctions and approvals to which such transactions are subject and that each such transaction will be implemented in accordance with its terms.

12. FINANCIAL INFORMATION

12.1 Accounting treatment

In accordance with the Listing Requirements, the underlying accounting treatment is in accordance with the accounting policies set out in the last published audited financial information. In presenting the consolidated impact for Mutual & Federal, information is to be presented in accordance with IFRS.

The accounting treatments adopted may require transactions to be accounted for in a different manner to its legal substance and form. The accounting treatment described below has been determined based on accounting advice and emerging interpretations.

The following accounting principles are applicable:

- **Consolidation of SPVs** – where control is deemed to remain within Mutual & Federal, the entities established to support the Mutual & Federal Transaction are regarded as subsidiaries. The acquisition of Mutual & Federal shares by the consolidated SPVs are regarded as issues of treasury shares, resulting in a reduction in equity within the consolidated financial statements;
- **Earnings per share** – the weighted average number of shares is impacted by the Mutual & Federal Transaction only to the extent that any shares issued are not regarded as treasury shares for the purpose of the consolidated financial statements;
- **IFRS financial effects** – The accounting treatment under IFRS differs from the accounting treatment under SA GAAP as it existed at 31 December 2004 to the extent that IFRS 2 "Share based payments" applies to the Mutual & Federal Transaction.

12.2 Pro forma financial effects of the Mutual & Federal Transaction

The *pro forma* financial effects of the Mutual & Federal Transaction on an IFRS basis for the financial year ended 31(December 2004 are set out in the table below. The *pro forma* financial effects have been prepared for illustrative purposes only in order to provide information on how the Mutual & Federal Transaction might have affected the financial results and position of the Mutual & Federal consolidated results from 1 January 2004 for Income Statement effects and at 31 December 2004 for Balance Sheet effects. Because of their nature, these financial effects may not give a true reflection of the actual financial effects of the Mutual & Federal Transaction and are the responsibility of the directors.

	Before the Mutual & Federal Transaction (cents)	Adjustments		After the Mutual & Federal Transaction (cents)	Percentage change
		Initial	Annual[5]		
Basic EPS[1] [3]	480	(51)	(6)	423	(11.9)
Fully diluted basic EPS[3]	476	(84)	(6)	386	(18.9)
HEPS[1] [3]	481	(51)	(6)	424	(11.9)
Fully diluted HEPS[3]	476	(83)	(6)	387	(18.7)
Ordinary shareholders equity (R'm)	3 623	9		3 632	0.2
NAV per share[2] [4]	1 464	(9)		1 455	(0.6)
Tangible NAV per share[2] [4]	1 387	(9)		1 378	(0.6)

Notes:

(1) The "Before the Mutual & Federal Transaction" column reflects the earnings and headline earnings per Mutual & Federal share for the year ended 31 December 2004 on an IFRS basis. The "After the Mutual & Federal Transaction" column reflects the earnings and headline earnings adjusted for the financial effects of the various schemes based on the assumption that the Transaction was implemented from 1 January 2004.

(2) The "Before the Mutual & Federal Transaction" column reflects the net asset value per Mutual & Federal share at 31 December 2004 on an IFRS basis. The "After the Mutual & Federal Transaction" column reflects the net asset value per Mutual & Federal share after the consideration received from the various schemes and an enlarged number of shares based on the assumption that the Transaction was implemented on 31 December 2004.

(3) The "Before the Mutual & Federal Transaction" column weighted average number of shares in issue used in calculating EPS and HEPS was 245.9 million and in calculating fully diluted EPS and fully diluted HEPS was 248.1 million. The "After the Mutual & Federal Transaction" column weighted average number of shares in issue used in calculating EPS and HEPS was 248.1 million and in calculating fully diluted EPS and fully diluted HEPS was 272.0 million.

(4) In calculating NAV and Tangible NAV per share "Before the Mutual & Federal Transaction" the number of shares in issue as at 31 December 2004 was 247.4 million and in determining the NAV and Tangible NAV per share "After the Mutual & Federal Transaction", the number of shares in issue was 249.6 million.

(5) The Annual adjustments relate to the ongoing effects of The Mutual & Federal Management Incentive Scheme, The Mutual & Federal Senior Black Management Scheme and the performance fees payable to the BBPs for the first year.

13. SALIENT INFORMATION ON MUTUAL & FEDERAL

13.1 Incorporation and history

Mutual & Federal was incorporated in May 1970 following the merger of two leading short-term insurance companies, Royal Insurance Group and SA Mutual Fire & General Insurance.

13.2 Prospects

The underwriting success enjoyed by short-term insurers during 2004 was assisted by a number of factors, including deflationary claims costs and reduced severity of large commercial and industrial fires. These conditions are not expected to persist and it therefore appears unlikely that the underwriting ratios enjoyed by the market will continue into the future. The industry has passed the apex of the current underwriting cycle and although market conditions are accordingly likely to be less favourable within the next few years, Mutual & Federal nevertheless anticipates an extended period of underwriting profitability.

13.3 Directors of Mutual & Federal

Bruce Campbell (54)

Business address:	Mutual & Federal Centre, 75 President Street, Johannesburg
Appointed	1998
Qualifications:	B.A., M.B.L., F.C.I.I.
Occupation:	Managing Director

Robert Michael Head (46) (British)

Business address:	Mutual & Federal Centre, 75 President Street, Johannesburg
Appointed	2004
Qualifications:	MA (Oxon), A.C.A., A.C.I.I, F.I.C.B.
Occupation:	Non-executive director

Arthur Michael Hyatt (67)

Business address:	Mutual & Federal Centre, 75 President Street, Johannesburg
Appointed	1996
Qualifications:	B.A., F.I.V. (S.A.)
Occupation:	Non-executive director

Philani Danette Jones Vilakazi (Mrs) (55) (American)

Business address:	Mutual & Federal Centre, 75 President Street, Johannesburg
Appointed	2003
Qualifications:	B.A., M.Ed.
Occupation:	Non-executive director

Deenadayalen Konar (51)

Business address:	Mutual & Federal Centre, 75 President Street, Johannesburg
Appointed	2003
Qualifications:	B.Com., H.Dip.Acc., MAS Cert Tax Law, D.Com., C.A.(S.A.)
Occupation:	Non-executive director

Richard Peter Menell (49)

Business address:	Mutual & Federal Centre, 75 President Street, Johannesburg
Appointed	1996
Qualifications:	B.A. (Hons.), M.A., M.Sc.
Occupation:	Non-executive director

Maduke Lot Ndlovu (53)

Business address:	Mutual & Federal Centre, 75 President Street, Johannesburg
Appointed	2004
Qualifications:	Dip. L.R., M.A.P., E.D.P., A.M.P (Harvard), D.Tech. (h.c)
Occupation:	Non-executive director

Julian Victor Frow Roberts (48) (British)

Business address:	Mutual & Federal Centre, 75 President Street, Johannesburg
Appointed	2000
Qualifications:	B.A., F.C.A., M.C.T.
Occupation:	Non-executive director

Kenneth Thomas Martin Saggers (68)

Business address:	Mutual & Federal Centre, 75 President Street, Johannesburg
Appointed	1987
Occupation:	Non-executive Chairman

Edward Philcox Theron (64)

Business address:	Mutual & Federal Centre, 75 President Street, Johannesburg
Appointed	1996
Qualifications:	B.Com., LL.B.
Occupation:	Non-executive director

Robert Albert Williams (64)

Business address: Mutual & Federal Centre, 75 President Street, Johannesburg
Appointed 1995
Qualifications: B.A., LL.B.
Occupation: Non-executive director

13.4 Executives of Mutual & Federal

Henry John Charles Appleby (56)

Business address: Mutual & Federal Centre, 75 President Street, Johannesburg
Appointed 1968
Qualifications: F.C.I.I
Occupation: Executive General Manager, Personal Group Schemes

Pieter Bezuidenhout (44)

Business address: Mutual & Federal Centre, 75 President Street, Johannesburg
Appointed 1999
Qualifications: H.C.I.L., C.I.S.A., B.Compt (Hons.), C.A.(S.A)
Occupation: Executive General Manager: Services

Ian Jurgensen (55)

Business address: Mutual & Federal Centre, 75 President Street, Johannesburg
Appointed 1968
Qualifications: F.C.I.I.
Occupation: Executive General Manager: Business Services

Keith Noel Kennedy (53)

Business address: Mutual & Federal Centre, 75 President Street, Johannesburg
Appointed 2000
Qualifications: F.C.I.I., F.C.M.A., A.C.I.I.
Occupation: Executive General Manager: Claims

Merrick Wayne Oeschger (39)

Business address: Mutual & Federal Centre, 75 President Street, Johannesburg
Appointed 2002
Occupation: Executive General Manager: Commercial

13.5 Material change

Other than for the effect of the Mutual & Federal Transaction, the directors report that no material changes in the assets or liabilities of Mutual & Federal have taken place since Mutual & Federal's published results for the 12 months ended 31 December 2004 and the latest trading update dated 31 March 2005.

13.6 Share capital

The tables below details the authorised and issued share capital of Mutual & Federal as at the last practicable date before and after the Transaction:

Share Capital before the Transaction

	R
Authorised	
350 000 000 ordinary shares of 10 cents each	35 000 000
Issued	
248 059 324 ordinary shares of 10 cents each	24 805 932
Share premium	134 543 652
Total	159 349 584

Share Capital after the Transaction*

	R
Authorised	
350 000 000 ordinary shares of 10 cents each	35 000 000
Issued	
261 363 920 ordinary shares of 10 cents each	26 060 794
Share premium	139 284 241
Total	165 345 035

*After taking into account the 17 760 209 shares accounted for as treasury shares.

13.7 Share price history of Mutual & Federal

The recent trading history of Mutual & Federal shares on the JSE is set out in Annexure III of the circular.

13.8 Previous issues of shares

Mutual & Federal has issued the following shares in the last 3 years:

Date	Number of shares issued
December 2002	1 104 400
December 2003	1 840 300
December 2004	2 233 600
April 2005	509 300
May 2005	58 600

13.9 Directors' remuneration

The table below details the directors' remuneration for the year ended 31 December 2004:

Name	Fees R'000	Basic salary R'000	Other R'000	Bonus R'000	Pension contribution R'000	Total R'000
B Campbell	66	2 160		832	188	3 246
Salary		1 734				
Long encashment		426				leave
R M Head*	40					40
A M Hyatt*	66					66
P D Jones Vilakazi*	66					66
D Konar*	99					99
R P Menell*	88					88
M L Ndlovu*	43					43
J V F Roberts*	103					103
K T M Saggers*	165	497				662
E P Theron*	99					99
R A Williams*	138					138

*Non-executive director

It is anticipated that there will be no variation in the remuneration receivable by any of the directors of Mutual & Federal as a consequence of the Mutual & Federal Transaction.

13.10 Directors' interest in Mutual & Federal shares

The table below details the directors' interest in Mutual & Federal as at the last practicable date:

Name	Non-beneficial Direct	Beneficial Direct	Total	Percentage
B Campbell	500	166 800	167 300	0.07
R M Head*	500	–	500	0.00
A M Hyatt*	500	–	500	0.00
P D Jones Vilakazi*	500	–	500	0.00
D Konar*	500	–	500	0.00
R P Menell*	500	–	500	0.00
M L Ndlovu*	500	–	500	0.00
J V F Roberts*	500	–	500	0.00
K T M Saggers*	500	259 100	259 600	0.10
E P Theron*	500	–	500	0.00
R A Williams*	500	–	500	0.00

*Non-executive director

13.11 Directors interest in transactions

The directors of Mutual & Federal have not had any material beneficial interest, whether direct or indirect, in transactions that were effected by Mutual & Federal during the current or immediately preceding financial year or during an earlier financial year which remain in any respect outstanding or unperformed.

13.12 Proposed appointments to the Mutual & Federal board

Once the Mutual & Federal Transaction has been effected and all conditions precedent have been met, Louisa Mojela from the WIPHOLD Consortium and Bulelani Ngcuka from Mtha will be invited to join the Mutual & Federal board.

13.13 Major shareholders

The table below details the major shareholders in Mutual & Federal as at the last practicable date:

Name	Number of shares	Percentage
Old Mutual Group	215 250 247	86.82
Liberty Group	4 519 931	1.82
Investec	4 400 428	1.78
Public Investment Commissioner	2 538 400	1.02

13.14 General meeting and ordinary shareholders' approval

13.14.1 Notice of general meeting

The notice convening the general meeting is attached to this circular. The general meeting will be held at Mutual & Federal Centre, 75 President Street Johannesburg, on Friday, 22 July 2005 commencing at 10:00.

13.14.2 Dematerialised shareholders other than own-name shareholders

If you have not been contacted by your CSDP or broker, it would be advisable for you to contact your CSDP or broker, and furnish them with your instructions. If your CSDP or broker does not obtain instructions from you timeously, they will be obliged to act in terms of your mandate furnished to them. You must not complete the attached form of proxy. Unless you advise your CSDP or broker by the cut-off time requested by them that you wish to attend the general meeting or be represented thereat, your CSDP or broker will assume you do not wish to attend the general meeting or be represented thereat. If you wish to attend the general meeting, you must request your CSDP or broker to issue the necessary Letter of Representation to you, to enable you to attend the general meeting.

13.14.3 Dematerialised own – name shareholders and certificated shareholders

You may attend and vote at the general meeting in person. If you are unable to attend the general meeting and wish to be represented thereat, you must complete the attached form of proxy in accordance with the instructions contained therein and lodge it with or post it to Computershare Investor Services 2004 (Pty) Limited as detailed in the Form of Proxy, to be received by no later than at 10:00 on Wednesday, 20 July 2005.

13.15 Litigation statement

The directors of Mutual & Federal are not aware of any legal or arbitration proceedings (including any such proceedings that are pending or threatened), which may have, or have had, a significant effect on the Mutual & Federal's financial position during the last 12 months preceding the date of this circular.

13.16 King Code

Mutual & Federal endorses the King Report Code of Corporate Practices and Conduct and has a number of mechanisms in place to monitor conduct and ensure compliance. Mutual & Federal complies in all material respects with the provisions of the King Code.

13.17 Opinions and recommendations in respect of the Mutual & Federal Transaction

13.17.1 Directors Recommendations

The Mutual & Federal board recommends that shareholders of Mutual & Federal vote in favour of the Mutual & Federal Transaction and the resolutions to be proposed at the general meeting to be held to consider the Transaction. In respect of their personal holdings in Mutual & Federal, the relevant board members intend to vote their shares in favour of the Mutual & Federal Transaction and the resolutions to be proposed at the aforementioned general meeting.

13.17.2 Position of Old Mutual plc

Subject to the obtaining of the necessary approvals of the shareholders of Old Mutual plc in general meeting and in respect of the Old Mutual plc scheme of arrangement and any other required approvals, Mutual & Federal Investments (Pty) Limited, a wholly-owned subsidiary of OMSA, an 87% shareholder in Mutual & Federal, intends voting its shares in favour of the Mutual & Federal Transaction and the resolutions to be proposed at the general meeting of Mutual & Federal shareholders to be held to consider the Transaction.

Prior to Mutual & Federal Investments (Pty) Limited voting in favour of the Mutual & Federal Transaction, Old Mutual plc will have to be satisfied that each of the Old Mutual Group Black Economic Empowerment Transactions have received all consents, sanctions and approvals to which such transactions are subject and that each such transaction will be implemented in accordance with its terms.

14. DIRECTORS' RESPONSIBILITY STATEMENT

The directors of Mutual & Federal, whose names are listed on page 15 of this circular, insofar as any information in this circular relates to Mutual & Federal:

- have considered all statements of fact and opinion in this circular;
- collectively and individually accept full responsibility for the accuracy of the information given;
- declare that, to the best of their knowledge and belief, such statements are correct and that no material facts have been omitted, the omission of which would make any such statement false or misleading and that they have made all reasonable enquiries to ascertain such facts; and that
- this circular contains all information required by the Listing Requirements.

15. CONSENTS

The investment bank, transaction advisor and joint sponsor, the legal advisors, the lead sponsor, the reporting accountants and the transfer secretaries to Mutual & Federal have consented to the inclusion of their names in this circular in the context and form in which they appear and have not withdrawn such consent as at the date of this circular.

16. EXCHANGE CONTROL REGULATIONS

The following summary is intended only as a guide and is therefore not comprehensive. The utilisation of any proceeds for investment outside the Common Monetary Area requires prior approval of the Exchange Control Department of the South African Reserve Bank.

16.1 Emigrants from the common monetary area

New certificates issued to any emigrant in terms on the Mutual & Federal Transaction will be restrictively endorsed and deposited with the authorised dealer controlling such emigrant's blocked assets. In terms of the Exchange Control Regulations, such Mutual & Federal shares are not freely transferable from the common monetary area. The CSDP or broker will ensure that all requirements of Exchange Control are adhered to in respect of their clients falling into this category of investor, whether shares are held in dematerialised or certificated form.

16.2 All other non-residents of the common monetary area

In terms of the Exchange Control Regulations of South Africa, non-residents will receive Mutual & Federal shares which will be endorsed "non-resident". The CSDP or broker will ensure that all requirements of Exchange Control are adhered to in respect of their clients falling into this category of investor, whether shares are held in dematerialised or certificated form.

16.3 Mutual & Federal shareholders in other jurisdiction

The issue of Mutual & Federal shares to residents in, or citizens or nationals of jurisdictions outside South Africa or custodians, nominees or trustees for residents in, or citizens or nationals of other countries may be prohibited or affected by the laws of the relevant jurisdictions. Such persons should acquaint themselves with and observe any applicable legal requirement.

17. DOCUMENTS AVAILABLE FOR INSPECTION

Copies of the following documents will be available for inspection at the registered offices of Mutual & Federal during normal business hours (excluding Saturdays, Sundays and public holidays) from the date of issue of this circular up to and including the date of the general meeting, being Friday, 22 July 2005:

- the memorandum and articles of association of Mutual & Federal;
- the audited consolidated annual financial statements of Mutual & Federal for the four financial years ended 31 December 2004;
- the deeds constituting the Mutual & Federal Employee Schemes;
- Memorandums of understanding relating to the Mutual & Federal Transaction;
- BBP structure agreements;
- Independent Reporting Accountants Report;
- written consents of the investment bank, transaction advisor and the joint sponsor, the legal advisors, lead sponsor and the transfer secretaries to Mutual & Federal for the inclusion of their names in this circular in the context and form in which they appear and confirming that such consents have not been withdrawn as at the date of this circular; and
- a signed copy of this circular.

For and on behalf of

MUTUAL & FEDERAL INSURANCE COMPANY LIMITED

G M Benton
Company Secretary

Johannesburg
15 June 2005

REPORT OF THE INDEPENDENT REPORTING ACCOUNTANTS ON THE UNAUDITED *PRO FORMA* FINANCIAL INFORMATION OF MUTUAL & FEDERAL

"The Directors
Mutual & Federal Insurance Company Limited
PO Box 1120
Johannesburg
2000

7 June 2005

Dear Sirs

REPORT OF THE INDEPENDENT REPORTING ACCOUNTANTS TO THE DIRECTORS OF MUTUAL & FEDERAL INSURANCE COMPANY LIMITED ("MUTUAL & FEDERAL") ON THE UNAUDITED PRO FORMA FINANCIAL INFORMATION

1. INTRODUCTION

1.1 The definitions commencing on page 7 of the circular to Mutual & Federal shareholders have been used in this report.

1.2 We have conducted certain procedures with regard to the unaudited *pro forma* financial effects and the unaudited *pro forma* balance sheet and income statement for the year ended 31 December 2004 ("the unaudited *pro forma* financial information") of Mutual & Federal set out on pages ● and ● of the circular to Mutual & Federal shareholders to be dated on or about 15 June 2005 in accordance with International Standards on Auditing Engagements to perform agreed-upon procedures regarding financial information.

1.3 The unaudited *pro forma* financial information has been prepared, for illustrative purposes only, to provide information about how the Transaction might have affected the financial information as presented.

1.4 Because of its nature, the unaudited *pro forma* financial information may not present a fair reflection of the financial position of Mutual & Federal, after the Transaction, nor of the effect on earnings.

1.5 At your request and for the purpose of the Transaction, we present our report on the unaudited *pro forma* financial information relating to the Transaction in compliance with the Listings Requirements.

2. RESPONSIBILITIES

2.1 The directors of Mutual & Federal are solely responsible for the preparation of the unaudited *pro forma* financial information to which this reporting accountants' report relates and for the financial statements (both audited and unaudited) and financial information from which it has been prepared.

2.2 It is our responsibility to express an opinion on the basis of preparation of the unaudited *pro forma* financial information and to report our opinion to you. We do not accept any responsibility for any reports previously given by us on any financial information used in the compilation of the unaudited *pro forma* financial information beyond that owed to those to whom those reports were addressed by us at the dates of their issue.

3. SCOPE

We have conducted certain procedures, which involved no independent examination of any of the underlying financial information, consisting primarily of comparing the unadjusted reviewed historical financial information with the source documents, evaluating whether the financial reporting is consistent with the accounting policies of Mutual & Federal, considering the evidence supporting the adjustments, re-calculating the amounts based on the information obtained and discussing the unaudited *pro forma* financial information with certain of the directors of Mutual & Federal.

The above procedures do not constitute either an audit or review undertaken in accordance with statements of International Standards on Auditing and therefore we do not express any assurance on the fair presentation of the unaudited *pro forma* financial information.

Had we performed additional procedures, or had we performed an audit or review of the unaudited *pro forma* financial information in accordance with the statements of International Standards on Auditing, other matters might have come to our attention that would have been reported to you.

4. OPINION

Based on our procedures, nothing has come to our attention that causes us to believe that:

- the unaudited *pro forma* financial information has not been properly compiled on the basis stated;
- such basis is inconsistent with the accounting policies of Mutual & Federal; and
- the adjustments are not appropriate for the purposes of the unaudited *pro forma* financial information as disclosed pursuant to section 8.30 of the Listing Requirements.

5. CONSENT

We consent to the inclusion of this letter and the reference to our opinion in the circular to be issued to Mutual & Federal shareholders in the form and context in which it appears.

Yours faithfully

KPMG Inc.
Registered Accountants and Auditors
Chartered Accountants (SA)

Private Bag X9
Parkview
2122
South Africa"

UNAUDITED *PRO FORMA* FINANCIAL INFORMATION

The unaudited *pro forma* financial information has been prepared for illustrative purposes only in order to provide information on how the Mutual & Federal Transaction might have affected the financial results and position of the Mutual & Federal consolidated results from 1 January 2004 for Income Statement effects and at 31 December 2004 for Balance Sheet effects. Because of their nature, the *pro forma* financial information may not provide a realistic picture of the effect on Mutual & Federal's earnings or financial position after the Mutual & Federal Transaction. The directors of Mutual & Federal are responsible for the preparation of the unaudited *pro forma* financial information.
Unaudited *pro forma* balance sheet for the year ended 31 December 2004 prepared on an IFRS basis.

Unaudited *pro forma* income statement for the year ended 31 December 2004 prepared on an IFRS basis.

	Notes	Before the Mutual & Federal Transaction R'm	Pro forma adjustments R'm	After the Mutual & Federal Transaction R'm
ASSETS				
Non-current assets		4 662		4 662
Technical assets		898		898
Current assets	1	2 052	6	2 059
Total assets		7 613		7 619
EQUITY AND LIABILITIES				
Capital and reserves		3 623		3 632
Share capital and share premium	1	153	6	159
Reserves	2	3 470	3	3 473
Interest of preference shareholders in subsidiary		78		78
Non-current liabilities	3	224	17	241
Technical provisions		3 288		3 288
Current liabilities	4	400	(20)	380
Total equity and liabilities		7 613		7 619

Unaudited *pro forma* income statement for the year ended 31 December 2004 prepared on an IFRS basis.

	Notes	Before the Mutual & Federal Transaction R'm	Pro forma adjustments R'm	After the Mutual & Federal Transaction R'm
Gross premiums		**7 360**		**7 360**
Less: Reinsurance premiums		669		669
Net premiums		**6 691**		**6 691**
Change in provision for unearned premiums		45		45
Earned premiums		**6 736**		**6 736**
Claims incurred		(4 197)		(4 197)
Acquisition expenses		(1 316)		(1 316)
Management expenses	5	(563)	(140)	(703)
Underwriting surplus		**660**		**520**
Investment income		1 024		1 024
Abnormal items		(30)		(30)
Goodwill		(2)		(2)
Income before taxation		**1 652**		**1 512**
Taxation	6	(460)	10	(450)
Income attributable to preference shareholders		(42)		(42)
Share of associated companies retained income		30		30
Net income		**1 180**		**1 050**

NOTES TO THE UNAUDITED PRO FORMA BALANCE SHEET AND INCOME STATEMENT

1. Issue of shares at 53 cents per share to Black Business Partners and 10 cents per share to the Mutual & Federal Community Trust.
2. Professional fees incurred and tax relief on The Mutual & Federal Broad-based Scheme and The Mutual & Federal Senior Black Management Scheme.
3. Deferred taxation adjustments in respect of The Mutual & Federal Broad-based Scheme and The Mutual & Federal Senior Black Management Scheme.
4. Professional fees payable and current tax relief for The Mutual & Federal Broad-based Scheme and The Mutual & Federal Senior Black Management Schemes.
5. Share based payment charge for shares issued in terms of the Transaction and professional and performance fees incurred.
6. Tax relief on performance fees incurred and The Mutual & Federal Broad-based Scheme and The Mutual & Federal Senior Black management Scheme.

SHARE PRICE HISTORY RELATING TO MUTUAL & FEDERAL

The high, low and closing price of Mutual & Federal shares on the JSE, and the aggregated quarterly volumes and value traded from June 2002 to June 2004 were as follows:

Quarter ended	High (cents per shares)	Low (cents per shares)	Close (cents per shares)	Aggregate Value (Millions)	Aggregate Volume (shares)
June 2002	1 830	1 730	1 730	59.59	3 354 869
September 2002	1 840	1 550	1 580	36.91	2 189 124
December 2002	1 580	1 400	1 475	15.41	1 023 888
March 2003	1 500	1 200	1 200	13.30	1 005 749
June 2003	1 500	1 150	1 485	20.03	1 595 621
September 2003	1 546	1 420	1 500	29.45	1 960 027
December 2003	1 750	1 450	1 710	31.58	2 007 894
March 2004	1 950	1 703	1 835	38.38	2 099 916
June 2004	2 125	1 740	2 125	70.31	3 821 455

The high, low and closing price of Mutual & Federal shares on the JSE, and the aggregated monthly volumes and value traded since July 2004 were as follows:

Month ended	High (cents per shares)	Low (cents per shares)	Close (cents per shares)	Aggregate Value (Millions)	Aggregate Volume (shares)
July 2004	2 250	2 000	2 200	5.88	274 977
August 2004	2 250	1 850	1 855	60.69	2 790 546
September 2004	1 870	1 675	1 850	19.34	1 048 401
October 2004	2 025	1 790	1 980	17.20	927 962
November 2004	2 359	1 975	2 275	47.09	2 321 014
December 2004	2 451	2 150	2 450	12.24	540 561
January 2005	2 500	2 200	2 450	12.45	523 850
February 2005	2 480	2 340	2 380	9.32	390 156
March 2005	2 450	2 100	2 100	15.44	701 556
April 2005	2 200	2 090	2 100	11.74	554 223
May 2005	2 350	2 170	2 250	8.53	379 081

The high, low and closing price of Mutual & Federal shares on the JSE for each trading day commencing on 9 May 2005 to the last practicable date, and the daily trading volumes and value are as follows:

Daily	High (cents per shares)	Low (cents per shares)	Close (cents per shares)	Aggregate Value (Millions)	Aggregate Volume (shares)
9 May 2005	2 225	2 225	2 225	0.50	22 500
10 May 2005	2 300	2 225	2 300	0.64	28 000
11 May 2005	2 350	2 330	2 330	0.29	12 200
12 May 2005	–	–	2 330	–	–
13 May 2005	–	–	2 330	–	–
16 May 2005	–	–	2 300	–	–
17 May 2005	2 300	2 300	2 300	0.56	24 211
18 May 2005	–	–	2 300	–	–
19 May 2005	–	–	2 300	–	–
20 May 2005	2 250	2 250	2 250	1.30	57 799
23 May 2005	2 260	2 260	2 260	0.08	3 557
24 May 2005	–	–	2 260	–	–
25 May 2005	2 250	2 250	2 250	0.01	643
26 May 2005	–	–	2 250	–	–
27 May 2005	2 250	2 245	2 250	3.62	160 755
30 May 2005	2 250	2 250	2 250	0.22	9 651
31 May 2005	2 250	2 250	2 250	0.59	26 000
1 June 2005	2 249	2 220	2 220	1.32	59 102
2 June 2005	2 220	2 208	2 208	0.27	12 000
3 June 2005	2 200	2 150	2 200	0.48	21 700
4 June 2005	–	–	2 200	–	–
5 June 2005	–	–	2 200	–	–
6 June 2005	2 201	2 200	2 201	1.66	75 548
7 June 2005	2 205	2 201	2 205	1.40	63 370

SALIENT TERMS OF THE MUTUAL & FEDERAL MANAGEMENT INCENTIVE TRUST

Establishment of the Trust	The Mutual & Federal Management Incentive Trust is in the process of being established and is intended to incentivise management to promote the continued growth of Mutual & Federal by giving them the opportunity to acquire shares in Mutual & Federal
Object and purpose	The object and purpose of the Mutual & Federal Management Incentive Trust is the acquisition, holding and controlling of Mutual & Federal Management Incentive Scheme shares and the exercise of all membership rights in respect thereof to give effect to the objectives of the Mutual & Federal Management Incentive Scheme and to transfer the Mutual & Federal Management Incentive Scheme shares to eligible employees when they become entitled thereto
Appointment of trustees	There shall at all times be not more than five and not less than two trustees. The first independent trustees shall be Heather Sonn and Debra Marsden. At the first AGM, which shall be held within three months of the date of the grant of shares in terms of the existing Mutual & Federal Management Share Option Scheme, and at any subsequent AGM, Mutual & Federal shall be entitled to appoint two trustees and the beneficiaries shall be entitled to appoint three trustees. The majority of trustees shall be black persons and shall be independent of Mutual & Federal in that they are not employees or directors of any company within the Mutual & Federal Group. The trustees are to be appointed for a term of 3 years and will be eligible for reappointment
Powers of trustees	In terms of the trust deed, the trustees will be conferred the powers necessary to implement and administer The Mutual & Federal Management Incentive Trust
Duties of trustees	Along with the other duties imposed by the trust deed, the trustees will ensure that The Mutual & Federal Management Incentive Trust holds a 4.79% interest in Mutual & Federal from implementation of the Mutual & Federal Management Incentive Scheme. The trustees shall further procure that all Mutual & Federal Management Incentive Scheme shares shall remain registered in the name of the trust (or any other nominee determined by the trustees) as nominee for the relevant beneficiary to ensure compliance with all the terms and conditions of the Mutual & Federal Management Incentive Scheme
Termination of the Trust	The Mutual & Federal Management Incentive Trust shall terminate if it ceases to hold any Mutual & Federal Management Incentive Scheme shares and the trustees resolve that The Mutual & Federal Management Incentive Trust shall terminate, and if applicable, it has received payment in full of all amounts owed to it by the beneficiaries and none of the beneficiaries have any further right to call upon the trustees to purchase or receive transfer or delivery of any Mutual & Federal Management Incentive Scheme shares

SALIENT TERMS OF THE MUTUAL & FEDERAL SENIOR BLACK MANAGEMENT TRUST

Establishment of the Trust	The Mutual & Federal Senior Black Management Trust is in the process of being established and is intended to incentivise employees to promote the continued growth of Mutual & Federal by giving employees the opportunity to acquire shares in Mutual & Federal
Object and purpose	The object and purpose of The Mutual & Federal Senior Black Management Trust is the acquisition, holding and controlling of Mutual & Federal Senior Black Management Scheme shares and Mutual & Federal Broad-based Scheme shares and the exercise of all membership rights in respect thereof to give effect to the objectives of the Mutual & Federal Senior Black Management Scheme and the Mutual & Federal Broad-based Scheme and to transfer the Mutual & Federal Senior Black Management Scheme shares and the Mutual & Federal Broad-based Scheme shares to eligible employees when they become entitled thereto
Appointment of trustees	There shall at all times be not more than five and not less than two trustees. The first independent trustees shall be Heather Sonn and Debra Marsden. At the first AGM, which shall be held within three months of the date of the grant of shares in terms of The Mutual & Federal Senior Black Management Scheme and The Mutual & Federal Broad-based Scheme, and at any subsequent AGM, Mutual & Federal shall be entitled to appoint two trustees and the beneficiaries shall be entitled to appoint three trustees. The majority of trustees shall be black persons and shall be independent of Mutual & Federal in that they are not employees or directors of any company within the Mutual & Federal Group. The trustees are to be appointed for a term of 3 years and will be eligible for reappointment
Powers of trustees	In terms of the trust deed, the trustees have been conferred the powers necessary to implement and administer The Mutual & Federal Senior Black Management Trust
Duties of trustees	Along with the other duties imposed by the trust deed, the trustees shall ensure that The Mutual & Federal Senior Black Management Trust holds a 1.35% interest in Mutual & Federal from implementation of the Mutual & Federal Senior Black Management Scheme and the Mutual & Federal Broad-based Scheme. The trustees shall further procure that all Mutual & Federal Senior Black Management Scheme shares and the Mutual & Federal Broad-based Scheme shares shall remain registered in the name of The Mutual & Federal Senior Black Management Trust (or any other nominee determined by the trustees) as nominee for the relevant beneficiary to ensure compliance with all the terms and conditions of the Mutual & Federal Senior Black Management Scheme and the Mutual & Federal Broad-based Scheme
Termination of the Trust	The Mutual & Federal Senior Black Management Trust shall terminate if it ceases to hold any Mutual & Federal Senior Black Management Scheme shares and Mutual & Federal Broad-based Scheme shares and the trustees resolve that The Mutual & Federal Senior Black Management Trust shall terminate, and if applicable, it has received payment in full of all amounts owed to it by the beneficiaries and none of the beneficiaries have any further right to call upon the trustees to purchase or receive transfer or delivery of any Mutual & Federal Senior Black Management Scheme shares or Mutual & Federal Broad-based Scheme shares

MUTUAL&FEDERAL

Mutual & Federal Insurance Company Limited

(Incorporated in the Republic of South Africa)
(Registration number 1970/006619/06)
Share code JSE: MAF Share code NSX: MTF ISIN: ZAE000010823
("Mutual & Federal")

NOTICE OF GENERAL MEETING

Notice is hereby given that a general meeting of shareholders of the Company will be held at Mutual & Federal Centre, 75 President Street, Johannesburg on Friday, 22 July 2005, commencing at 10:00 for the purpose of considering and, if deemed fit, passing with or without modification (which modification is capable of being substantive in nature and provided that any such substantive modification made shall not have the effect of diminishing the rights that accrue to shareholders as envisaged in the ordinary and special resolutions set out in this notice of general meeting) such ordinary and special resolutions set out in this notice of general meeting.

Each resolution is subject to the suspensive condition that the conditions precedent reflected in paragraph 11 of the circular to which this notice of general meeting is attached, the provisions of which are deemed to be incorporated herein, are fulfilled. In addition, each resolution is subject to the passing, and where appropriate, registration of the immediately preceding resolution.

ORDINARY RESOLUTION NUMBER 1

1. RESOLVED THAT –

   the Mutual & Federal Broad-based Scheme, the details of which are, detailed in the circular to which this notice of general meeting is attached and the terms of which are contained in The Mutual & Federal Senior Black Management Trust, the draft trust deed of which has been tabled at this general meeting and initialed by the chairperson of the general meeting for purposes of identification, be approved and adopted by the Company;

ORDINARY RESOLUTION NUMBER 2

2. RESOLVED THAT –

   the Mutual & Federal Senior Black Management Scheme, detailed in the circular to which this notice of general meeting is attached and the terms of which are contained in The Mutual & Federal Senior Black Management Trust, the draft trust deed of which has been tabled at this general meeting and initialed by the chairperson of the general meeting for purposes of identification, be approved and adopted by the Company;

ORDINARY RESOLUTION NUMBER 3

3. RESOLVED THAT –

   the Mutual & Federal Management Incentive Scheme, the details of which are, in compliance with Schedule 14 of the Listing Requirements of the JSE, detailed in the circular to which this notice of general meeting is attached and the terms of which are contained in The Mutual & Federal Management Incentive Trust, the draft trust deed of which has been tabled at this general meeting and initialed by the chairperson of the general meeting for purposes of identification, be approved and adopted by the Company;

ORDINARY RESOLUTION NUMBER 4

4. RESOLVED THAT the Company is hereby authorised, by way of a specific authority in terms of section 221 of the Companies Act, 1973 (Act 61 of 1973), as amended ("the Companies Act") and the rules and regulations of the JSE Securities Exchange South Africa to allot and issue –

4.1 9 760 038 ordinary shares of R0.10 each in the authorised but un-issued ordinary share capital of the Company to WIPHOLD SPV pursuant to the terms and conditions of the Mutual & Federal Transaction detailed in the circular to which this notice of general meeting is attached;

4.2 1 394 291 ordinary shares of R0.10 each in the authorised but un-issued ordinary share capital of the Company to Mtha SPV pursuant to the terms and conditions of the Mutual & Federal Transaction detailed in the circular to which this notice of general meeting is attached;

4.3 1 394 291 ordinary shares of R0.10 each in the authorised but un-issued ordinary share capital of the Company to the then trustees of The Mutual & Federal Community Trust (being a trust in the process of formation) pursuant to the terms and conditions of the Mutual & Federal Transaction detailed in the circular to which this notice of general meeting is attached;

4.4 1 394 291 ordinary shares of R0.10 each in the authorised but un-issued ordinary share capital of the Company to the then trustees of The Mutual & Federal Black Broker Trust (being a trust in the process of formation) pursuant to the terms and conditions of the Mutual & Federal Transaction detailed in the circular to which this notice of general meeting is attached;

4.5 subject to the proviso at the end of this paragraph 4.5, a variable number of ordinary shares of R0.10 each in the authorised but un-issued ordinary share capital of the Company to the then trustees of The Mutual & Federal Senior Black Management Trust (being a trust in the process of formation) pursuant to the terms and conditions of the Mutual & Federal Broad-based Scheme and the Mutual & Federal Senior Black Management Scheme detailed in the circular to which this notice of general meeting is attached, provided that the number of ordinary shares issued in terms hereof, when aggregated with the number of ordinary shares issued in terms of paragraph 4.6 below, shall not exceed 17 121 895 ordinary shares;

4.6 subject to the proviso at the end of this paragraph 4.6, a variable number of ordinary shares of R0.10 each in the authorised but un-issued ordinary share capital of the Company to the then trustees of The Mutual & Federal Management Incentive Trust (being a trust in the process of formation) pursuant to the terms and conditions of the Mutual & Federal Management Incentive Scheme detailed in the circular to which this notice of general meeting is attached, provided that the number of ordinary shares issued in terms hereof, when aggregated with the number of ordinary shares issued in terms of paragraph 4.5 above, shall not exceed 17 121 895 ordinary shares;

In terms of the Listing Requirements of the JSE Securities Exchange South Africa the passing of this resolution is achieved by the attainment of a 75% majority of the votes cast in favour of such resolution by all shareholders present or represented at the general meeting, excluding any shareholders and their associates participating in the specific issue for cash.

SPECIAL RESOLUTION NUMBER 1

5. RESOLVED THAT the articles of association of the Company be amended by the insertion of the following new Article [36h] –

"[36h] ACQUISITION OF SHARES AND STOCK

The Company may by special resolution of the Members approve the acquisition by the Company of shares and stock issued by it and/or its holding company or subsidiaries, in accordance with the requirements of the Statutes and the JSE Securities Exchange South Africa ("JSE"). The Company agrees that any of its subsidiaries may acquire shares and stock in the Company, only subject to compliance with the requirements of the Statutes and the JSE and the approval of the Members of the Company by resolution passed *mutatis mutandis* as if it were a special resolution."

REASON AND EFFECT

The reason for and the effect of this Special Resolution is to amend the articles of association of the Company so as to permit the Company in terms of s85 of the Companies Act to buy back its shares from time to time and that the Company's articles of association are amended accordingly.

SPECIAL RESOLUTION NUMBER 2

6. RESOLVED THAT the Company is hereby authorised by way of a specific authority, in accordance with section 85 of the Companies Act and any rules and regulations of the JSE Securities Exchange South Africa and the Company's articles of association to –

6.1 exercise the call option granted to it by the WIPHOLD SPV to repurchase a variable number of Mutual & Federal shares at no more than the Subscription Price per share pursuant to the terms and conditions of the BBP Scheme detailed in the circular to which this notice of general meeting is attached;

6.2 exercise the call option granted to it by the Mtha SPV to repurchase a variable number of Mutual & Federal shares at no more than the Subscription Price per share pursuant to the terms and conditions of the BBP Scheme detailed in the circular to which this notice of general meeting is attached;

6.3 exercise the call option granted to it by the then trustees of The Mutual & Federal Black Broker Trust (being a trust in the process of formation) to repurchase a variable number of Mutual & Federal shares at no more than the Subscription Price pursuant to the terms and conditions of The Mutual & Federal Black Broker Scheme detailed in the circular to which this notice of general meeting is attached;

In terms of the Listing Requirements of the JSE Securities Exchange South Africa the passing of this resolution is achieved by the attainment of a 75% majority of the votes cast in favour of such resolution by all shareholders present or represented at the general meeting, excluding any shareholders and their associates participating in the specific repurchase.

REASON AND EFFECT

The reason for and the effect of this Special Resolution is to give the directors of the Company the specific authority to repurchase a certain number of ordinary shares in the Company's issued ordinary share capital on the termination of the respective schemes from the entities that were formed for the operation of such schemes.

ORDINARY RESOLUTION NUMBER 5

7. RESOLVED THAT the Company is hereby authorised by way of a specific authority in terms of section 221 of the Companies Act –

7.1 subject to WIPHOLD SPV exercising its right of subscription in terms of the BBP Scheme detailed in the circular to which this notice of general meeting is attached, to allot and issue to WIPHOLD SPV a maximum number of Mutual & Federal shares in the authorised but un-issued ordinary share capital of the Company that equals the number of Mutual & Federal shares that the Company repurchases from WIPHOLD SPV pursuant to the exercise of its call option in accordance with the terms of the BBP Scheme, at the then Market Price per Mutual & Federal share;

7.2 subject to Mtha SPV exercising its right of subscription in terms of the BBP Scheme detailed in the circular to which this notice of general meeting is attached, to allot and issue to Mtha SPV a maximum number of Mutual & Federal shares in the authorised but un-issued ordinary share capital of the Company that equals the number of Mutual & Federal shares that the Company repurchases from Mtha SPV pursuant to the exercise of its call option in accordance with the terms of the BBP Scheme, at the then Market Price per Mutual & Federal share;

7.3 subject to the then trustees of The Mutual & Federal Black Broker Trust (being a trust in the process of formation) exercising its right of subscription in terms of the Mutual & Federal Black Broker Scheme detailed in the circular to which this notice of general meeting is attached, to allot and issue to the then trustees of The Mutual & Federal Black Broker Trust (being a trust in the process of formation) a maximum number of Mutual & Federal shares in the authorised but un-issued ordinary share capital of the Company that equals the number of Mutual & Federal shares that the Company repurchases from the then trustees of The Mutual & Federal Black Broker Trust (being a trust in the process of formation) pursuant to the exercise of its call option in accordance with the terms of The Mutual & Federal Black Broker Scheme, at the then Market Price per Mutual & Federal share.

In terms of the Listing Requirements of the JSE Securities Exchange South Africa the passing of this resolution is achieved by the attainment of a 75% majority of the votes cast in favour of such resolution by all shareholders present or represented at the general meeting, excluding any shareholders and their associates participating in the specific issue for cash.

ORDINARY RESOLUTION NUMBER 6

8. RESOLVED THAT the Company is hereby authorised, by way of a specific authority in terms of section 221 of the Companies Act and the rules and regulations of the JSE Securities Exchange South Africa to allot and issue –

8.1 a variable number of ordinary shares of R0,10 each in the authorised but un-issued ordinary share capital of the Company, subject to a maximum of R4.7 million of ordinary shares each year at the then Market Value until the termination of the BBP Scheme, to WIPHOLD SPV in discharge of a portion of the performance fee which may be payable by the Company to it pursuant to the terms and conditions of the performance fee detailed in the circular to which this notice of general meeting is attached;

8.2 a variable number of ordinary shares of R0,10 each in the authorised but un-issued ordinary share capital of the Company, subject to a maximum of R0.7 million of ordinary shares each year at the then Market Value until the termination of the BBP Scheme, to Mtha SPV in discharge of a portion of the performance fee which may be payable by the Company to it pursuant to the terms and conditions of the performance fee detailed in the circular to which this notice of general meeting is attached;

ORDINARY RESOLUTION NUMBER 7

9. RESOLVED THAT the directors of the Company be authorised to do all such things and sign all documents including Company forms and take all such actions as they consider necessary to give effect to and implement the abovementioned resolutions.

VOTING AND PROXIES

Each shareholder of the Company who is present in person or represented by proxy at the general meeting is entitled to one vote on a show of hands. On a poll, a Mutual & Federal ordinary shareholder present in person or by proxy or represented, in terms of section 188 of the Companies Act, shall be entitled to one vote for each Mutual & Federal ordinary share held. If you hold dematerialised shares not in your own name, you must furnish your CSDP or broker with your instructions for voting at the general meeting. If your CSDP or broker does not obtain instructions from you, they will be obliged to act in terms of your mandate furnished to them. If you hold dematerialised shares, other than own name dematerialised shares, you must NOT complete the attached form of proxy. Unless you advise your CSDP or broker in the manner and time stipulated in the agreement between your CSDP or broker that you wish to attend the general meeting or send a proxy, your CSDP or broker will assume that you do not wish to attend the general meeting or send a proxy. If you wish to attend the general meeting, you are required to request that your CSDP or broker issue the necessary Letter of Representation to you to enable you to attend the general meeting. If you hold dematerialised shares in your own name, or hold shares that are not dematerialised, and are unable to attend the general meeting and wish to be represented thereat, you must complete the attached form of proxy in accordance with the instructions therein and lodge it with or post it to the transfer secretaries of Mutual & Federal:

Hand deliveries to:
Computershare Investor Services 2004 (Pty) Limited
Ground Floor, 70 Marshall Street
Johannesburg, 2001

Postal deliveries to:
Computershare Investor Services 2004 (Pty) Limited
PO Box 61051
Marshalltown, 2107

to be received by no later than 10:00 on Wednesday, 20 July 2005 (or 24 hours before any adjournment of the general meeting which date, if necessary, will be notified on SENS and in the press).

By order of the Board

Gary Benton
Company Secretary

Johannesburg
15 June 2005

PRINTED BY INCE (PTY) LTD

MUTUAL&FEDERAL

Mutual & Federal Insurance Company Limited

(Incorporated in the Republic of South Africa)
(Registration number 1970/006619/06)
Share code JSE: MAF Share code NSX: MTF ISIN: ZAE000010823
("Mutual & Federal")

FORM OF PROXY

For use by certificated shareholders in Mutual & Federal or dematerialised shareholders in Mutual & Federal registered with own-name registration only, at the general meeting of Mutual & Federal shareholders to be held at the registered office of Mutual & Federal, 75 President Street, Johannesburg, at 10:00 on Friday, 22 July 2005 ("general meeting").

Dematerialised shareholders in Mutual & Federal who are not own-name shareholders, must inform their Central Securities Depository Participant ("CSDP") or broker of their intention to attend the general meeting and request their CSDP or broker to issue them with the necessary authorisation to attend the general meeting in person and vote or provide their CSDP or broker with their voting instructions should they not wish to attend the general meeting in person. **These shareholders in Mutual & Federal must not use this form of proxy but must contact their CSDP or broker as the Company will take no responsibility for ordinary shareholders in Mutual & Federal who do not contact their CSDP or broker timeously.**

I/We (name/s in BLOCK LETTERS) ____________________

of (address) ____________________

being the holders of [   ] ordinary shares in the capital of the Company, do hereby appoint (see note 2):

1. ____________________ or failing him/her,

2. ____________________ or failing him/her,

3. the Chairperson of the general meeting,

as my/our proxy to act for me/us at the general meeting for purposes of considering and, if deemed fit, passing, with or without modification, the special and ordinary resolutions to be proposed thereat and at each adjournment thereof; and to abstain from voting for and/or against such resolutions in respect of the ordinary shares in Mutual & Federal registered in my/our name in accordance with the following instructions:

	Number of shares in Mutual & Federal		
	For	Against	Abstain
ORDINARY RESOLUTION NUMBER 1 – approval and adoption of the Mutual & Federal Broad-based Scheme			
ORDINARY RESOLUTION NUMBER 2 – approval and adoption of the Mutual & Federal Senior Black Management Scheme			
ORDINARY RESOLUTION NUMBER 3 – approval and adoption of the Mutual & Federal Management Incentive Scheme			
ORDINARY RESOLUTION NUMBER 4 – allot and issue Mutual & Federal shares			
SPECIAL RESOLUTION NUMBER 1 – amend articles of association			
SPECIAL RESOLUTION NUMBER 2 – repurchase of Mutual & Federal shares			
ORDINARY RESOLUTION NUMBER 5 – allot and issue Mutual & Federal shares			
ORDINARY RESOLUTION NUMBER 6 – allot and issue Mutual & Federal shares			
ORDINARY RESOLUTION NUMBER 7 – authorising directors			

Signed at ____________________ on ____________________ 2005

Signature ____________________

Assisted by (where applicable) ____________________

Each shareholder in Mutual & Federal is entitled to appoint one or more proxies (who need not be an ordinary shareholder of the Company) to attend, speak and vote in place of that shareholder in Mutual & Federal at the general meeting.

Please read the notes on the reverse hereof.

Notes:

1. The form of proxy should only be used by shareholders in Mutual & Federal who hold shares in Mutual & Federal that are not dematerialised or who hold dematerialised shares in Mutual & Federal in their own name.
2. A shareholder in Mutual & Federal entitled to attend and vote at the general meeting may insert the name of a proxy or the names of two alternative proxies of the shareholder's choice in the space provided, with or without deleting "the Chairperson of the general meeting". A proxy need not be a shareholder of the Company. The person whose name stands first on this form of proxy and who is present at the general meeting will be entitled to act as proxy to the exclusion of those whose names follow.
3. A shareholder is entitled to one vote on a show of hands and, on a poll, one vote in respect of each share held. A shareholder's instructions to the proxy must be indicated by inserting the relevant number of votes exercisable by that shareholder in the appropriate box. Failure to comply with this will be deemed to authorise the proxy to vote or to abstain from voting at the general meeting as he deems fit in respect of all the shareholder's votes.
4. A vote given in terms of an instrument of proxy shall be valid in relation to the general meeting, notwithstanding the death of the person granting it, or the revocation of the proxy, or the transfer of the shares in Mutual & Federal in respect of which the vote is given, unless an intimation in writing of such death, revocation or transfer is received by the transfer secretaries not less than 48 hours before the commencement of the general meeting.
5. If a shareholder in Mutual & Federal does not indicate on this form of proxy that his proxy is to vote in favour of or against any special or ordinary resolution(s) or to abstain from voting, or gives contradictory instructions, or should any further resolution(s) or any amendment(s) which may properly be put before the general meeting be proposed, the proxy shall be entitled to vote as he thinks fit.
6. The Chairperson of the general meeting may reject or accept any form of proxy which is completed and/or received, other than in compliance with these notes.
7. The completion and lodging of this form of proxy will not preclude the relevant shareholder from attending the general meeting and speaking and voting in person thereat to the exclusion of any proxy appointed in terms hereof, should such shareholder in Mutual & Federal wish to do so.
8. Documentary evidence establishing the authority of a person signing this form of proxy in a representative capacity must be attached to this form of proxy, unless previously recorded by the Company or unless this requirement is waived by the Chairperson of the general meeting.
9. A minor or any other person under legal incapacity must be assisted by his/her parent or guardian, as applicable, unless the relevant documents establishing his/her capacity are produced or have been registered by the Company.
10. Where there are joint holders of shares in Mutual & Federal:
    - any one holder may sign the form of proxy;
    - the vote(s) of the senior shareholders (for that purpose seniority will be determined by the order in which the names of shareholders in Mutual & Federal appear in the Company's register of shareholders) who tenders a vote (whether in person or by proxy) will be accepted to the exclusion of the vote(s) of the other joint shareholder(s).
11. Forms of proxy should be lodged with or mailed to:

Hand deliveries to:

Computershare Investor Services 2004 (Pty) Limited
Ground Floor, 70 Marshall Street
Johannesburg, 2001

Postal deliveries to:

Computershare Investor Services 2004 (Pty) Limited
PO Box 61051
Marshalltown, 2107

to be received by no later than 10:00 on Wednesday, 20 July 2005 (or 24 hours before any adjournment of the general meeting which date, if necessary, will be notified on SENS and in the press).

Any alteration or correction made to this form of proxy, other than the deletion of alternatives, must be initialled by the signatory(ies).

Old Mutual plc
Presentation to investors and analysts on
European Embedded Value

Old Mutual plc ("the Group") is today briefing analysts and investors on the key impacts resulting from its adoption of the European Embedded Value ('EEV') principles for the enhancement of embedded value reporting and disclosure.

In summary, the overall adjusted embedded value of the Group has increased marginally as at 31 December 2004. The adjusted net worth increases by £141 million, in respect of the non-life businesses, reflecting changes arising from the adoption of IFRS. The Value of in-force business decreases by £116 million reflecting the application of the EEV principles, in respect of the life businesses. These changes equate to a net increase of £25 million or 0.5% in the embedded value of the group as at 31 December 2004. The briefing this afternoon focuses on these changes with particular emphasis on the Group's approach to the allowance for risk - a key requirement within the EEV principles.

The briefing will take the form of a telephone dial-in call starting at 3pm UK time (4pm SA time, 10am Eastern US time). The slide presentation to be used on the call will be available to download on the website http://www.oldmutual.com from 12 pm UK time on Monday. The call details are as follows:

SA: Toll-free 0800 994 090
UK: Toll-free 0800 953 1444
US: Toll-free 1866 220 1452

A copy of the restatement of embedded value supplementary information for the year ended 31 December 2004, for the six months ended 30 June 2004 and for the year ended 31 December 2003 is attached.

A recording will be available for 14 days following the analyst dial-in on the 20th. The details are as follows: Encore Replay Access Number: **6992561 #,** UK Dial In Number: 0845 245 5205, Std International Number +44 (0) 1452 55 00 00.

20 June 2005

ENQUIRIES:
Old Mutual plc UK
Investor Relations:
Malcolm Bell + 44 (0) 20 7002 7166

Media Relations:
Miranda Bellord + 44 (0) 20 7002 7133

Old Mutual plc SA
Investor Relations:
Deward Serfontein +27 (0) 21 509 8709

Media Relations:
Nad Pillay +27 (0) 21 504 8026

For further information about Old Mutual plc visit www.oldmutual.com

OLD MUTUAL | plc

Old Mutual plc

RESTATEMENT OF EMBEDDED VALUE SUPPLEMENTARY INFORMATION FOR THE YEAR ENDED 31 DECEMBER 2004 AND SIX MONTHS ENDED 30 JUNE 2004 UNDER THE EUROPEAN EMBEDDED VALUE PRINCIPLES ("EEV")

20 JUNE 2005

INDEX

1. INTRODUCTION

The European Embedded Value (EEV) Principles were published in May 2004 by the CFO Forum, a group representing the Chief Financial Officers of major European insurers. The EEV Principles provide a framework intended to improve comparability and transparency in embedded value reporting across Europe. Old Mutual plc has decided to adopt the EEV Principles in respect of its financial year ending 31 December 2005 and to re-state financial information for the full year 2004 and the six months to 30 June 2004. The restatements are dealt with in this document. The restatements additionally detail sensitivities of the embedded value of the covered business to several key factors.

The Achieved Profits basis of reporting previously adopted by Old Mutual already complied with the majority of the EEV Principles. A key requirement of the EEV Principles, and the major driver of changes, was the inclusion of an appropriate allowance for the aggregate risk in the covered business (i.e. the long-term life business in the primary financial statements, which includes the healthcare business).

Risk is allowed for through the level and cost of required capital, explicit time-value (stochastic) reserves to cover the cost of financial options and guarantees and the risk discount rate.

The level of required capital for the covered business reflects the level of capital considered by the Directors to be appropriate to manage the business allowing for local or group statutory requirements, capital allocated in terms of our internal capital management and the level of capital required by rating agencies in respect of our North American business in order to maintain our desired credit rating. At 31 December 2004, the levels of required capital were equivalent to 157% and 282% of the minimum local statutory requirements for Africa and North America respectively.

Allowance has been made for the cost (intrinsic value) of financial options and guarantees to policyholders in the local statutory reserves according to local requirements. In South Africa an investment guarantee reserve on a stochastic basis is included in the local statutory reserves. A deduction from the value of the in-force business has been made to allow for the time-value (stochastic) cost of policyholder financial options and guarantees, to the extent that this is not already included in the statutory reserves. At 31 December 2004 this deduction amounted to £74m.

Having determined the level and cost of required capital and the shareholders' cost of financial options and guarantees, the risk discount rate is the lever to ensure that appropriate allowance is made for all the risks in the business. Old Mutual, advised by the actuarial consultants Tillinghast, decided to adopt a bottom-up market consistent approach for setting its risk discount rates. Under a market consistent valuation, each cash flow is valued on a basis consistent with the way the market values such cash flows. Thus, risk-free cash flows are discounted at a risk-free rate and equity cash-flows at an equity rate. Allowance is made for non-market risks in the best-estimate assumptions and frictional cost of capital. Separate risk discount rates have been calculated for each of the geographic life businesses. The risk margins for the African and North American covered businesses are 2.3% p.a., and 3.2% p.a. respectively.

1. INTRODUCTION continued

The EEV Principles require best-estimate assumptions, consistency between assumptions and active review. The outcome of a review of the economic assumptions was to increase the gross of tax equity risk premium in South Africa from 2% p.a. to 3.5% p.a. to better recognise the level of historical equity risk premiums and the future growth prospects of the economy there. Following a review of expense assumptions in our North American business, a higher allocation has been made to maintenance expenses. The expense assumptions in respect of our South African business now also include an annual allowance for one-off project costs. £6.6m of our unallocated head-office expenses have been allocated to the covered business and included in the value of in-force calculations for South Africa and North America.

To clarify terminology, the embedded value of the covered business is the sum of the shareholders' net worth in respect of the covered business, and the value of the in-force covered business. The group embedded value includes the value of all other business at the book value detailed in the primary financial statements, on an IFRS basis. The adjusted embedded value, a measure used by management to assess the shareholders' interest in the value of the group, includes the group's listed banking and general insurance subsidiaries at market value as well as the value of own shares held in policyholders' funds.

A comparison of the adjusted embedded value on an achieved profits basis with that on an EEV basis and a table detailing the impact of the EEV Principles and IFRS on the adjusted embedded value are set out below.

The overall impact on adjusted embedded value at 31 December 2004 is a 0.5% increase from 139.1p to 139.7p. The value of the in-force business, which is affected by the allowance for risk and inclusion of a proportion of unallocated head-office expenses, reduces by 7%. The adjusted net worth increases by 4%, as a result of the impact of the adoption of IFRS on our non-life businesses. The changes that have principally caused this increase are the change to dividend recognition and the change in goodwill amortisation in respect of the asset management businesses.

The adjusted operating profit for 2004 has increased by 3% (2% reduction, in respect of the covered business), with the return on adjusted embedded value (ROEV) increasing from 19.4% to 19.9%. The most significant items affecting the operating profit of the covered business resulted from the effect of the increase of the equity risk premium on the expected return on capital in South Africa, and the lower value of new business in North America.

A reconciliation of the value of new business and new business margins showing the impact of moving from the achieved profits basis to the EEV basis is also detailed below. The total value of new business has reduced by 15%, with the new business margin on an APE basis reducing from 23% to 18%. The most significant factor impacting the value of new business is the allowance for risk.

1. INTRODUCTION continued

Adjusted embedded value on both the achieved profits and EEV basis

						£m
	At 31 December 2004		At 30 June 2004		At 1 January 2004	
	Achieved Profits	EEV	Achieved Profits	EEV	Achieved Profits	EEV
Shareholders' adjusted net worth	**2,525**	**2,911**	**2,294**	**2,573**	**2,178**	**2,409**
Equity shareholders' funds	3,245	3,264	2,741	2,796	2,754	2,670
Statutory solvency adjustments:						
North America	(716)	(577)	(433)	(370)	(566)	(408)
United Kingdom	(19)	(7)	(18)	(13)	(17)	(9)
Africa	-	216	-	156	-	149
South Africa discounting CGT adjustment	15	15	4	4	7	7
Value of in-force business	**1,592**	**1,476**	**1,288**	**1,231**	**1,276**	**1,234**
Value of in-force business before items listed below	1,871	1,918	1,466	1,482	1,450	1,464
Cost of capital	(279)	(368)	(178)	(185)	(174)	(172)
Additional cost of financial options and guarantees	-	(74)	-	(66)	-	(58)
Minority interest in value of in-force business	**(2)**	**(2)**	**(2)**	**(2)**	**(2)**	**(2)**
Achieved profits equity shareholders' funds/ EEV Group embedded value	**4,115**	**4,385**	**3,580**	**3,802**	**3,452**	**3,641**
Pro-forma adjustment to bring Group investments to market value						
Achieved profits / EEV equity shareholders' funds	4,115	4,385	3,580	3,802	3,452	3,641
Adjustment to bring listed subsidiaries to market value	876	631	488	272	288	190
Adjustment to market value of own shares held in policyholders' funds	368	368	312	312	275	275
Adjusted embedded value	**5,359**	**5,384**	**4,380**	**4,386**	**4,015**	**4,106**
						pence
Adjusted embedded value per share	**139.1**	**139.7**	**113.8**	**114.0**	**104.6**	**107.0**
Number of shares (millions)	**3,854**	**3,854**	**3,849**	**3,849**	**3,837**	**3,837**

1. INTRODUCTION continued

Impact of EEV Principles on the adjusted embedded value

	At 31 December 2004			
	Africa	North America	UK & ROW	Total £m
Value of in-force life business (achieved profits) *	1,050	512	28	1,590
Impact of changes in the amount of and cost of required capital	(113)	(49)	(3)	(165)
Additional time-value cost of financial options and guarantees	(49)	(25)		(74)
Impact of change in the risk discount rate and economic assumptions	138	24		162
Impact of extending the covered business to include Healthcare	14			14
Impact of reallocation of head office and other expenses	(35)	(18)		(53)
Value of in-force covered business (EEV)	1,005	444	25	1,474
Adjusted net worth (achieved profits)				2,525
Adjustments in respect of listed subsidiaries and own shares **				1,244
IFRS impact on non-life businesses				141
Adjusted embedded value (EEV)				5,384

	At 30 June 2004			
	Africa	North America	UK & ROW	Total £m
Value of in-force life business (achieved profits) *	846	415	28	1,289
Impact of changes in the amount of and cost of required capital	(53)	(43)	(3)	(99)
Additional time-value cost of financial options and guarantees	(44)	(22)		(66)
Impact of change in the risk discount rate and economic assumptions	128	21		149
Impact of extending the covered business to include Healthcare	9			9
Impact of reallocation of head office and other expenses	(34)	(19)		(53)
Value of in-force covered business (EEV)	852	352	25	1,229
Adjusted net worth (achieved profits)				2,294
Adjustments in respect of listed subsidiaries and own shares **				800
IFRS impact on non-life businesses				63
Adjusted embedded value (EEV)				4,386

	At 1 January 2004			
	Africa	North America	UK & ROW	Total £m
Value of in-force life business (achieved profits) *	853	393	28	1,274
Impact of changes in the amount of and cost of required capital	(66)	(34)	(3)	(103)
Additional time-value cost of financial options and guarantees	(40)	(18)		(58)
Impact of change in the risk discount rate and economic assumptions	149	18		167
Impact of extending the covered business to include Healthcare	6			6
Impact of reallocation of head office and other expenses	(35)	(19)		(54)
Value of in-force covered business (EEV)	867	340	25	1,232
Adjusted net worth (achieved profits) **				2,178
Adjustments in respect of listed subsidiaries and own shares **				563
IFRS impact on non-life businesses				133
Adjusted embedded value (EEV)				4,106

* Net of minority interests
** The adjustments in respect of listed subsidiaries and own shares comprise the Achieved Profits market value uplift in respect of the Group's listed Banking and General insurance subsidiaries and the market value of own shares held in policyholders' funds.

1. INTRODUCTION continued

Impact of EEV Principles on the adjusted operating profit before tax in respect of the covered business

	Year to 31 December 2004				Six months to 30 June 2004			
	Africa	North America	UK & ROW	Total £m	Africa	North America	UK & ROW	Total £m
Adjusted operating profit (achieved profits)	640	104	5	749	257	69	0	326
Impact on:								
Value of new business	(3)	(24)	-	(27)	3	(13)	-	(10)
Experience variances	-	-	-	-	18	-	-	18
Operating assumption changes	16		-	16	-	-	-	-
Other	(1)	(3)	(1)	(5)	3	(3)	-	0
Adjusted operating profit (EEV)	652	77	4	733	281	53	0	334

Impact of EEV Principles on the value of new business after tax

	Year to 31 December 2004				Six months to 30 June 2004			
	Africa	North America	UK & ROW	Total £m	Africa	North America	UK & ROW	Total £m
Value of new business after tax (achieved profits)	66	62	(1)	127	24	30	(1)	53
Impact of change in the risk discount rate and economic assumptions	3	4	-	7	2	2	-	4
Impact of changes in the cost of required capital	(7)	(15)	-	(22)	(2)	(9)	-	(11)
Additional time-value reserves for policyholder options and guarantees	(1)	(7)	-	(8)		(3)	-	(3)
Impact of extending the covered business to include Healthcare	4	-	-	4	3	-	-	3
Expenses	(1)	1		-	(1)	1		-
Value of new business after tax (EEV)	64	45	(1)	108	26	21	(1)	46
New business APE (achieved profits)	258	274	14	546	117	138	6	261
Add: Healthcare	41	-	-	41	23	-	-	23
New business APE (EEV)	299	274	14	587	140	138	6	284
Present value of new business premiums (EEV)	1,910	2,433	127	4,470	863	1,249	55	2,167
New business margins after tax %								
APE Margin (achieved profits)	26%	23%	(7%)	23%	20%	22%	(17%)	20%
APE Margin (EEV)	21%	16%	(7%)	18%	19%	15%	(17%)	16%
PVNBP Margin (EEV)	3.4%	1.8%	(0.8%)	2.4%	3.0%	1.7%	(1.8%)	2.1%

2. SUMMARY INCOME STATEMENT ON A EUROPEAN EMBEDDED VALUE BASIS

	Year to 31 December 2004 £m	Six months to 30 June 2004 £m
Africa		
Covered business	652	281
Asset management	54	22
Banking	241	54
General insurance	101	52
	1,048	409
North America		
Covered business	77	53
Asset management	87	47
	164	100
United Kingdom & Rest of World		
Covered business	4	-
Asset management	(12)	7
Banking	-	11
	(8)	18
Other shareholders' net expenses	(65)	(30)
Adjusted operating profit*	1,139	497
Goodwill amortisation and impairments	(33)	(33)
(Loss)/profit on disposal of subsidiaries	(27)	12
Short term fluctuations in investment return (including economic assumption changes)		
Covered business	189	(118)
Other	39	(16)
Other covered business changes **	(148)	(98)
Income from hedging activities that do not qualify for hedge accounting	31	5
Investment return adjustment for own shares held in policyholders' funds	(94)	(22)
Fines and penalties	(49)	(49)
Operating profit before tax and minority interests	1,047	178
Income tax expenses	(291)	(53)
Profit on ordinary activities after tax	756	125
Minority interests - ordinary shares	(74)	(24)
- preferred securities	(59)	(27)
Profit for the financial period attributable to equity holders	623	74

2. SUMMARY INCOME STATEMENT ON A EUROPEAN EMBEDDED VALUE BASIS continued

The adjusted operating profit on an after- tax and minority interests basis is determined as follows:

	Year to 31 December 2004 £m	Six months to 30 June 2004 £m
Adjusted operating profit *	1,139	497
Tax on adjusted operating profit	(235)	(133)
	904	364
Minority interests - ordinary shares	(94)	(36)
- preferred securities	(59)	(27)
Adjusted operating profit after tax and minority interests	751	301

Embedded value earnings attributable to equity shareholders	Year to 31 December 2004	Six months to 30 June 2004
Earnings per share		
Adjusted operating earnings per share *	20.1	8.1
Basic earnings per share	18.2	2.2
Adjusted weighted average number of shares – millions	3,738	3,735
Weighted average number of shares – millions	3,422	3,419

	Year to 31 December 2004 £m	Six months to 30 June 2004 £m
Adjusted operating profit for the covered business *	733	334
Africa	652	281
North America	77	53
United Kingdom & Rest of World	4	-
Tax on adjusted operating profit for the covered business	203	101
Africa	180	85
North America	23	16
United Kingdom & Rest of World	-	-
Adjusted operating profit after tax for the covered business *	530	233
Africa	472	196
North America	54	37
United Kingdom & Rest of World	4	-
Reconciliation of tax on adjusted operating profit		
Tax on adjusted operating profit for the covered business	203	101
Tax on adjusted operating profit for other business	32	32
Tax on adjusted operating profit	235	133

*For life assurance and general insurance business, EEV adjusted operating profit is based on the expected investment return and includes investment returns on own shares held within policyholders' funds. For all businesses, adjusted operating profit excludes impairments, fines and penalties, income from hedging activities that do not qualify for hedge accounting, and (loss)/profit on disposal of subsidiaries. Adjusted operating earnings per share are similarly based, but are stated after tax and minority interests, with the calculation of the weighted average number of shares including own shares held in policyholders' funds.
** Refer to analysis of covered business embedded value results in Section 8.

All segmental analysis within this Summary Consolidated Income Statement has been prepared on a gross of inter-segment transaction basis.

3. RECONCILIATION OF MOVEMENTS IN GROUP EMBEDDED VALUE

	Year to 31 December 2004 £m	Six months to 30 June 2004 £m
Group embedded value at the beginning of the year	**3,641**	**3,641**
Profit for the financial period	623	74
Foreign exchange movements	116	171
Dividends paid	(166)	(106)
Purchase/Sale of treasury shares	25	(5)
Exercise of share options	15	8
Fair Value gains/(losses)	64	40
Fair Value equity settled share options	3	1
Shadow accounting	(9)	-
Cash flow hedge amortisation	(4)	(2)
Aggregate tax effect of items taken directly to or transferred into equity	-	(6)
Other	77	(14)
Net increase in Group embedded value	**744**	**161**
Group embedded value at the end of the period	**4,385**	**3,802**

4. COMPONENTS OF GROUP EMBEDDED VALUE

	At 31 December 2004 £m	At 30 June 2004 £m
Shareholders' adjusted net worth	**2,911**	**2,573**
Equity shareholders' funds	3,264	2,796
Adjustment to include African life subsidiaries on a statutory solvency basis	216	156
Adjustment to include North American life subsidiaries on a statutory solvency basis	(577)	(370)
Adjustment to include UK & Rest of World life subsidiaries on a statutory solvency basis	(7)	(13)
Adjustment for discounting CGT	15	4
Value of in-force business	**1,474**	**1,229**
Value of in-force business before items listed below	1,918	1,482
Additional time-value reserves for financial options and guarantees	(74)	(66)
Cost of required capital	(368)	(185)
Minority interest in value of in-force business	(2)	(2)
Group embedded value	**4,385**	**3,802**
Pro-forma adjustments to bring Group investments to market value		
Group embedded value	**4,385**	**3,802**
Adjustment to bring listed subsidiaries to market value	631	272
Adjustment for market value of own shares held in policyholders' funds	368	312
Adjusted embedded value	**5,384**	**4,386**
	p	p
Adjusted embedded value per share	**139.7**	**114.0**
Return on adjusted embedded value (ROEV) % p.a.	**19.9%**	**16.2%**
Number of shares in issue at the end of the period including own shares held in policyholders' funds - millions	**3,854**	**3,849**

The ROEV is calculated as the adjusted operating profit after tax and minorities of £751m (£301m) together with an expected equity return on the pro-forma adjustment of £62m (£28m) divided by the opening adjusted embedded value increased/(reduced) by the weighted value of any capital raised/(dividends paid).

5. RECONCILIATION OF EMBEDDED VALUE OF THE COVERED BUSINESS WITH THE ADJUSTED EMBEDDED VALUE

	At 31 December 2004 £m	At 30 June 2004 £m
Embedded value of the Covered Business	**3,555**	**2,944**
Adjusted net worth	2,081	1,715
Value of in-force business *	1,474	1,229
Adjusted Net Worth Asset Management Businesses	**990**	**969**
Africa	101	132
North America	889	837
United Kingdom & Rest of World	-	-
Market value Banking	**1,442**	**1,102**
Africa	1,442	1,102
United Kingdom & Rest of World	-	-
Market value General Insurance		
Africa	486	405
Net other businesses	95	81
Preferred securities	**(385)**	**(405)**
Debt	**(799)**	**(710)**
Rand denominated	(60)	(59)
US$ denominated	(687)	(651)
£ denominated	(52)	-
Adjusted embedded value	**5,384**	**4,386**

* Net of minority interests.

The shareholders' adjusted net worth includes goodwill relating to the North American subsidiaries of £59 million (June 2004: £62 million).

6. COMPONENTS OF EMBEDDED VALUE OF THE COVERED BUSINESS

	At 31 December 2004 £m	At 30 June 2004 £m
Embedded value of the covered business	3,555	2,944
Adjusted net worth	2,081	1,715
Value of in-force business	1,474	1,229
Africa		
Adjusted net worth	1,537	1,224
Required capital (equivalent to 157% of Statutory minimum capital at 31 December 2004)	1,595	1,480
Free surplus	(58)	(256)
Value of in-force business	1,005	852
Value of in-force business before items listed below	1,341	1,011
Additional time-value reserves for financial options and guarantees *	(49)	(44)
Cost of required capital	(287)	(115)
North America		
Adjusted net worth	515	468
Required capital (equivalent to 282% of Statutory minimum capital at 31 December 2004)	451	406
Free surplus	64	62
Value of in-force business	444	352
Value of in-force business before items listed below	547	441
Additional time-value reserves for financial options and guarantees	(25)	(22)
Cost of required capital	(78)	(67)
United Kingdom and Rest of World		
Adjusted net worth	29	23
Required capital	10	10
Free surplus	19	13
Value of in-force business	25	25
Value of in-force business before items listed below	28	28
Additional time-value reserves for financial options and guarantees	-	-
Cost of required capital	(3)	(3)

* These time-value reserves in respect of financial options and guarantees are in addition to those already held within the policyholder liabilities.

The required capital at 1 January 2004 in respect of the African, North American and UK & ROW covered business was £1,608m (equivalent to 157% of the Statutory minimum capital), £391m (equivalent to 256% of the Statutory minimum capital) and £10m respectively.

7. METHODOLOGY

Basis of preparation

This supplementary information has been prepared in accordance with the European Embedded Value (EEV) Principles issued in May 2004 by the European Chief Financial Officers' Forum. The Group has replaced the Achieved Profits basis with the EEV basis for the covered business, and figures for 31 December 2004 and 30 June 2004 have been restated accordingly.

Covered business is currently defined as the long-term business in the primary financial statements. This business covers life assurance, long-term healthcare and accident insurance, savings, pensions and annuity business written by the life assurance subsidiaries. The results of Group companies providing administration and distribution services have been included to the extent that they relate to the covered business. The results do not include services provided by Group investment management companies. Unallocated Group holding company expenses have been included to the extent that they relate to the covered business.

The Group has prepared the consolidated EEV supplementary information at 31 December 2004, in accordance with the EEV Principles ("the preliminary supplementary information") as set out on pages 1 to 29 to establish the EEV financial position and results of operations of the Group necessary to provide the comparative supplementary information expected to be included in the Group's EEV supplementary information for the year to 31 December 2005. The preliminary supplementary information should be read in conjunction with the Group's preliminary IFRS information contained within its press release dated 3 May 2005.

The preliminary IFRS financial information is based on the UK GAAP financial statements approved by the Board on 28 February 2005, and adjusted to comply with IFRS. In accordance with IFRS 1 there have been no adjustments to the estimates made at the time of the preparation of the UK GAAP financial statements.

The Board acknowledges its responsibility for the preparation of the preliminary supplementary information which has been prepared in accordance with the EEV Principles using the approaches expected to be adopted when the Board prepares the Group's first set of EEV supplementary information for the year to 31 December 2005. The Board delegated approval of the preliminary supplementary information to its Actuarial Review Committee, which approved the preliminary supplementary information on 17 June 2005.

The preliminary supplementary information may require adjustment before its inclusion as comparative information in the EEV supplementary information in the Group's EEV supplementary information for the year to 31 December 2005. This is because of the continuing work of the IASB and possible amendments to the interpretative guidance and the Group's accounting policies. Any such changes or adjustments would affect only the non-covered business, as the treatment of covered business is governed by the EEV Principles.

The treatment within this supplementary information of all business other than the covered business is unchanged from the primary financial statements on an IFRS basis.

Under the EEV methodology, profit is recognised as it is earned over the life of products defined within the covered business.

7. METHODOLOGY continued

The embedded value of the covered business is the sum of the shareholders' net worth in respect of the covered business, and the value of the in-force covered business. The group embedded value includes the value of all other business at the book value detailed in the primary financial statements on an IFRS basis. The adjusted embedded value, a measure used by management to assess the shareholders' interest in the value of the Group, includes the Group's listed banking and general insurance subsidiaries at market value as well as the value of own shares held in policyholders' funds.

The net worth of the covered business is the market value of shareholders' assets held in respect of the covered business, and consists of the required capital and free surplus. The level of required capital of the covered business reflects the level of capital considered by the Directors to be appropriate to manage the business allowing for minimum local or Group statutory requirements (or equivalent where there is no local requirement), our internal assessment of the market, insurance and operational risk inherent in the underlying products and the level of capital required by rating agencies in respect of our North American business in order to maintain the desired credit rating. The level of required capital is on average equivalent to 157%, and 282% of the minimum local statutory requirements in Africa and North America respectively at 31 December 2004. The free surplus comprises the market value of assets allocated to the covered business in excess of the required capital. The required capital in respect of the South African covered business is partially covered by the market value of the Group's investments in Banking and General Insurance in South Africa. On consolidation these investments are shown separately.

The value of in-force covered business is the present value at the appropriate risk discount rate (which incorporates a risk margin) of the statutory distributable profits to shareholders projected to arise from the in-force covered business on a best-estimate basis, less a deduction for the cost of holding the required level of capital.

Statutory distributable profit arises from the difference between amounts charged to policyholders for guarantees, expenses and insurance and the actual experience of these items, together with the investment return earned on shareholders' assets.

Allowance has been made for the cost (intrinsic value) of financial options and guarantees to policyholders in the local statutory reserves according to local requirements. In South Africa an investment guarantee reserve on a stochastic basis is included in the local statutory reserves. A deduction from the value of in-force business has been made to allow for the impact of future variability of investment returns on the cost of policyholder financial options and guarantees (time-value) to the extent that it is not already included in the statutory reserves. This time value has been determined using stochastic modelling techniques and represents the difference between the average value of shareholder cash flows under many generated economic scenarios and the deterministic shareholder value under the best-estimate assumptions. In the generated economic scenarios allowance is made, where appropriate, for the effect of management and or policyholder actions in different circumstances.

The risk margin in each geography above the risk-free rates for the African and North American life covered businesses were 2.3%p.a. and 3.2%p.a. respectively. The Directors believe that the embedded value of the covered business is broadly market-consistent.

8. ANALYSIS OF COVERED BUSINESS EMBEDDED VALUE RESULTS (after tax)

	Year to 31 December 2004 £m			Six months to 30 June 2004 £m		
Total covered business	Adjusted net worth	Value of in-force	Total	Adjusted net worth	Value of in-force	Total
Embedded value of the covered business at the beginning of the year	1,832	1,232	3,064	1,832	1,232	3,064
New business contribution	(103)	211	108	(47)	93	46
Expected return on existing business - return on VIF	-	148	148	-	73	73
Expected return on existing business - transfer to net worth	194	(194)	-	126	(126)	-
Experience variances	13	35	48	25	14	39
Operating assumption changes	15	48	63	-	(6)	(6)
Expected return on adjusted net worth	163	-	163	81	-	81
Adjusted operating profit after tax	282	248	530	185	48	233
Investment return variances on value of in-force	30	25	55	3	(28)	(25)
Investment return variances on adjusted net worth	72	-	72	(66)	-	(66)
Economic assumption changes	-	51	51	-	(61)	(61)
Effect of changes in and cost of required capital	-	(143)	(143)	-	-	-
Profit after tax	384	181	565	122	(41)	81
Exchange rate movements	104	61	165	53	38	91
Capital injected to covered business	164	-	164	9	-	9
Amounts released from covered business	(122)	-	(122)	(30)	-	(30)
Transfer from covered business to other segments *	(281)	-	(281)	(271)	-	(271)
Embedded value of the covered business at the end of the period	2,081	1,474	3,555	1,715	1,229	2,944

* The transfer from covered business to other segments includes the purchase of additional shares in Nedbank Group Limited and Mutual & Federal Insurance Company Limited, as well as head office expenses.

8. ANALYSIS OF COVERED BUSINESS EMBEDDED VALUE RESULT (after tax) continued

	Year to 31 December 2004			£m	Six months to 30 June 2004			£m
	Adjusted	Value of in-force			Adjusted	Value of in-force		
Africa covered business	net worth	Individual	Group	Total	net worth	Individual	Group	Total
Embedded value of the covered business at the beginning of the year	1,355	512	355	2,222	1,355	512	355	2,222
New business contribution	(16)	66	14	64	(8)	26	8	26
Expected return on existing business – return on VIF		68	50	118	-	32	24	56
Expected return on existing business – transfer to adjusted net worth	147	(102)	(45)	-	70	(49)	(21)	-
Experience variances	75	9	(19)	65	28	1	11	40
Operating assumption changes	10	70	(1)	79	-	1	-	1
Expected return on adjusted net worth	146	-	-	146	73	-	-	73
Adjusted operating profit after tax	362	111	(1)	472	163	11	22	196
Investment return variances on value of in-force	6	16	13	35	3	(8)	(27)	(32)
Investment return variances on adjusted net worth	78	-	-	78	(56)	-	-	(56)
Economic assumption changes	-	41	10	51	-	(35)	(22)	(57)
Effect of changes in and cost of required capital	-	(63)	(80)	(143)	-	-	-	-
Profit after tax	446	105	(58)	493	110	(32)	(27)	51
Exchange rate movements	140	59	32	231	61	26	18	105
Capital injected to covered business	-	-	-	-	-	-	-	-
Amounts released from covered business	(122)	-	-	(122)	(30)	-	-	(30)
Transfer from covered business to other segments *	(282)	-	-	(282)	(272)	-	-	(272)
Embedded value of the covered business at the end of the period	1,537	676	329	2,542	1,224	506	346	2,076

* The transfer from covered business to other segments includes the purchase of additional shares in Nedbank Group Limited and Mutual & Federal Insurance Company Limited, as well as head office expenses.

The effect of changes in and cost of required capital for Africa reflects changes in the amount of required capital required and in the mix of assets backing the capital.

The African operating assumption changes include (a) an increase in the value of in-force business resulting from an increase in discretionary mortality margins in the Financial Soundness Valuation (FSV), which arose as a result of a reduction in Individual Business mortality assumptions, reflecting positive experience variances, (b) the inclusion of sources of profit not previously valued and, (c) other changes to valuation methodology and assumptions.

8. ANALYSIS OF COVERED BUSINESS EMBEDDED VALUE RESULTS (after tax) continued

North America covered business	Year to 31 December 2004 £m			Six months to 30 June 2004 £m		
	Adjusted net worth	Value of in-force	Total	Adjusted net worth	Value of in-force	Total
Embedded value of the covered business at the beginning of the year	**454**	**340**	**794**	**454**	**340**	**794**
New business contribution	(86)	131	45	(39)	60	21
Expected return on existing business – return on VIF	-	28	28	-	16	16
Expected return on existing business – transfer to adjusted net worth	44	(44)	-	54	(54)	-
Experience variances	(58)	43	(15)	(1)	-	(1)
Operating assumption changes	-	(20)	(20)	-	(7)	(7)
Expected return on adjusted net worth	16	-	16	8	-	8
Adjusted operating profit after tax	**(84)**	**138**	**54**	**22**	**15**	**37**
Investment return variances on value of in-force	22	(4)	18	-	7	7
Investment return variances on adjusted net worth	(6)	-	(6)	(10)	-	(10)
Economic assumption changes	-	-	-	-	(4)	(4)
Profit after tax	**(68)**	**134**	**66**	**12**	**18**	**30**
Exchange rate movements	(36)	(30)	(66)	(8)	(6)	(14)
Capital injected to covered business	164	-	164	9	-	9
Transfer from covered business to other segments	1	-	1	1	-	1
Embedded value of the covered business at the end of the period	**515**	**444**	**959**	**468**	**352**	**820**

The segmental results of North America include the operating profit generated by Old Mutual Reassurance (Ireland) Limited (OMRe), which provides reinsurance to the North American life companies, and OMNIA Life (Bermuda) Limited. During 2004, all of the deferred annuity business reinsured with OMRe was recaptured by the North American Life companies. The effect of this recapture is included within the experience variances.

8. ANALYSIS OF COVERED BUSINESS EMBEDDED VALUE RESULTS (after tax) continued

	Year to 31 December 2004 £m			Six months to 30 June 2004 £m		
United Kingdom & Rest of World covered business	Adjusted net worth	Value of in-force	Total	Adjusted net worth	Value of in-force	Total
Embedded value of the covered business at the beginning of the year	23	25	48	23	25	48
New business contribution	(1)	-	(1)	-	(1)	(1)
Expected return on existing business – return on VIF	-	2	2	-	1	1
Expected return on existing business – transfer to adjusted net worth	3	(3)	-	2	(2)	-
Experience variances	(4)	2	(2)	(2)	2	-
Operating assumption changes	5	(1)	4	-	-	-
Expected return on adjusted net worth	1	-	1	-	-	-
Adjusted operating profit after tax	4	-	4	-	-	-
Investment return variances on value of in-force	2	-	2	-	-	-
Profit after tax	6	-	6	-	-	-
Embedded value of the covered business at the end of the period	29	25	54	23	25	48

9. VALUE OF NEW BUSINESS (after tax)

The tables below set out a geographical analysis of the value of new business (VNB) for the year to 31 December 2004 and the six months to 30 June 2004. Annual Premium Equivalent (APE) is calculated as recurring premiums plus 10% of single premiums. New business profitability is measured by both the ratio of the VNB to the APE as well as the Present Value of new business premiums (PVNBP), and shown under "Margin" below. PVNBP is defined as the present value of regular premiums plus single premiums for any given year. It is calculated using the same assumptions as for the new business contribution. There are no equivalent figures on an achieved profits basis.

	Individual business	Group business	Africa	North America	UK & ROW	£m Total
Year to 31 December 2004						
Recurring premiums	164	58	222	58	1	281
Single premiums	556	214	770	2,157	125	3,052
Annual premium equivalent	220	79	299	274	14	587
Present value of future new business premiums	1,384	526	1,910	2,433	127	4,470
Value of new business after tax and cost of required capital	51	13	64	45	(1)	108
APE Margin	23%	16%	21%	16%	(7%)	18%
PVNBP Margin	3.7%	2.5%	3.4%	1.8%	(0.8%)	2.4%
Six months to 30 June 2004						
Recurring premiums	73	32	105	25	1	131
Single premiums	260	90	350	1,127	53	1,530
Annual premium equivalent	99	41	140	138	6	284
Present value of future new business premiums	617	246	863	1,249	55	2,167
Value of new business after tax and cost of required capital	17	9	26	21	(1)	46
APE Margin	17%	22%	19%	15%	(17%)	16%
PVNBP Margin	2.8%	3.7%	3.0%	1.7%	(1.8%)	2.1%

The new business shown for 31 December 2004 for African Group recurring premium business includes bulk new business into existing schemes, with value of new business of £1m after tax and APE of £3m.

The value of new individual unit trust and some Group market-linked business written by the life companies is excluded, as the profits on this business arise in the asset management subsidiaries. The value of new business also excludes premium increases arising from indexation arrangements in respect of existing business, as these are already included in the value of in-force business. The premiums shown for North America exclude reinsurance ceded externally.

9. VALUE OF NEW BUSINESS (after tax) continued

A reconciliation of the new business premiums shown in the notes to the financial statements to those shown above, for the year to 31 December 2004 and six months to June 2004, is set out below.

	Year to 31 December 2004 £m		Six months to 30 June 2004 £m	
	Recurring premiums	Single premiums	Recurring premiums	Single premiums
New business premiums in the notes to the financial statements	213	2,149	95	1,073
Add:				
Healthcare business	41	-	23	-
Other Investment contracts	27	1,240	13	628
Less:				
North America reinsurance ceded externally	-	(12)	-	(4)
Group market-linked business not valued	-	(238)	-	(127)
Unit trust business not valued	-	(87)	-	(40)
New business premiums as per European Embedded Value supplementary statements	**281**	**3,052**	**131**	**1,530**

10. PRODUCT ANALYSIS OF NEW COVERED BUSINESS PREMIUMS

	Year to 31 December 2004 £m		Six months to 30 June 2004 £m	
Africa	Recurring	Single	Recurring	Single
Total business	**222**	**770**	**105**	**350**
Individual business	**164**	**556**	**73**	**260**
Saving	53	406	25	192
Protection	57	7	22	4
Annuity	-	142	-	64
Group Schemes	54	1	26	-
Group business	**58**	**214**	**32**	**90**
Saving	5	181	2	77
Protection	12	-	7	-
Annuity	-	33	-	13
Healthcare	41	-	23	-
Total business *	**222**	**770**	**105**	**350**
Individual business	**164**	**556**	**73**	**260**
Insurance contracts	89	145	40	62
Investment contracts with discretionary participating features	48	22	21	11
Other investment contracts	27	389	12	187
Group business	**58**	**214**	**32**	**90**
Insurance contracts	52	31	29	13
Investment contracts with discretionary participating features	6	105	3	52
Other investment contracts	-	78	-	25

	Year to 31 December 2004 £m		Six months to 30 June 2004 £m	
North America	Recurring	Single	Recurring	Single
Total business	**58**	**2,157**	**25**	**1,127**
Fixed deferred annuity	-	239	-	120
Equity-indexed annuity	-	1,157	-	549
Variable annuity	-	213	-	99
Life	58	-	25	-
Immediate annuity	-	442	-	274
Other (corporate)	-	106	-	85
Total business *	**58**	**2,157**	**25**	**1,127**
Insurance contracts	58	1,808	25	928
Investment contracts with discretionary participating features	-	-	-	-
Other investment contracts	-	349	-	199

10. PRODUCT ANALYSIS OF NEW COVERED BUSINESS PREMIUMS continued

	Year to 31 December 2004 £m		Six months to 30 June 2004 £m	
United Kingdom & Rest of World	Recurring	Single	Recurring	Single
Total business	1	125	1	53
Saving	1	125	1	53
Protection	-	-	-	-
Total business *	1	125	1	53
Insurance contracts	-	-	-	-
Investment contracts with discretionary participating features	-	-	-	-
Other investment contracts	1	125	1	53

* The classification of insurance contracts, investment contracts with discretionary participating features and other investment contracts is in accordance with the IFRS definitions. All categories of business (i.e. insurance and investment) are subject to EEV accounting.

11. ASSUMPTIONS

The principal assumptions used in the calculation of the value of in-force business and the value of new business are set out below. The assumptions are best-estimate and actively reviewed.

- The pre-tax investment and economic assumptions used for the African and North American businesses are set out below. We have used a bottom-up market consistent methodology to calculate the risk discount rates in all other territories.

	At 31 December 2004	At 30 June 2004	At 1 January 2004
Africa			
Risk-free rate (10 year Government bond)	8.3%	10.4%	9.4%
Cash return	6.3%	8.4%	7.4%
Equity return	11.8%	13.9%	12.9%
Property return	9.8%	11.9%	10.9%
Inflation	5.3%	7.4%	6.4%
Risk discount rate	10.6%	12.7%	11.7%
Risk margin	2.3%	2.3%	2.3%
North America			
Risk free rate (10 year Government bond)	4.3%	4.6%	4.3%
Inflation	3.0%	3.0%	3.0%
New money yield assumed	5.1%	6.4%	6.0%
Net portfolio earned rate	5.9%	6.2%	6.4%
Risk discount rate	7.5%	7.8%	7.5%
Risk margin	3.2%	3.2%	3.2%

- The pre-tax investment and economic assumptions are updated every six months to reflect the economic conditions prevailing on the valuation date. Risk-free rates have a duration similar to that of the underlying liabilities. Equity and property risk premiums incorporate both historical relationships and the Directors' view of future projected returns in each geography.
- The risk margins have been calculated using a bottom-up market consistent approach, and reflect the distinctive risks of the products in the respective business units. The lower risk margin in the African business reflects the lower volatility of the profit stream relative to the equity market. The relatively higher risk margin in the North American business recognises the credit and asset-liability matching risk inherent in the business.
- Where applicable, rates of future bonuses or crediting rates have been set at levels consistent with the investment return assumptions. Projected company taxation is based on the current tax basis that applies in each country.
- For the South African business, full allowance has been made for Secondary Tax on Companies (STC) that may be payable. Account has been taken of the impact of CGT in South Africa. It has been assumed that 10% of the equity portfolio (excluding group subsidiaries) will be traded each year. For North America full allowance has been made for existing tax attributes of the companies, including the use of existing carry-forwards and preferred tax credit investments. For the purposes of the summary income statement the adjusted operating profit for the covered business has been grossed up for tax. The tax rates used were the effective corporation tax rates of 37.8% for South Africa and 30% for North America and 0% for the UK and Rest of World, except for the investment return on South African capital, for which the attributed tax was derived from the primary accounts.
- Both operating profit and new business are calculated on closing assumptions.

11. ASSUMPTIONS continued

- For the African business, the required capital is calculated independently in each of the major business units. The non-investment items are based on a multiple of the non-investment components of the local Statutory Capital Adequacy Requirements set out in PGN104 issued by the Actuarial Society of South Africa (ASSA). The investment item is based on internal models developed for capital allocation and pricing purposes. The models project assets and liabilities for the business forward for 10 years using stochastically determined investment returns on a realistic basis. Bonus rates and adjustments to non-vested bonuses are determined using a consistent formula based on a weighted average of past returns and the level of the Bonus Smoothing Account (BSA) at the time. To the extent that the BSA falls to lower than normally allowable minimum levels, the shareholder is considered to be required to provide support to the business, and the capital requirement is based on the discounted value of the maximum shareholder support in the 99th worst percentile case. The required capital is invested in local equities, and local and international cash. The asset allocation as at 31 December 2004 is 57%, 20% and 23% respectively.
- For the North American business, the required capital is based on the multiple of the local Risk Based Capital (RBC) requirement that management deems necessary to maintain the desired credit rating for the company in question. The multiples vary by company from 200% to 300% and average 282% as at 31 December 2004. The required capital for OMNIA (Bermuda) Limited and Old Mutual Reassurance (Ireland) Limited in Ireland is based on the United Kingdom Financial Services Authority statutory requirements to ensure that the Group maintains adequate solvency capital in terms of the European Union Financial Groups Directive. The required capital is invested in short-dated fixed interest assets.
- The required capital of Old Mutual International, based in Guernsey, is set at some 1% of funds under management, a level considered by the Directors to be appropriate to manage the business. The required capital is invested in short-dated fixed interest assets.
- The assumed future mortality, morbidity and voluntary discontinuance rates have been based as far as possible on analyses of recent operating experience. Allowance has been made where appropriate for the effect of expected AIDS-related claims.
- The management expenses attributable to life assurance business have been analysed between expenses relating to the acquisition of new business and the maintenance of business in-force. The annual review of the expenses in the North American Life company has resulted in a higher allocation of expenses to the in-force business. The future expenses attributable to life assurance business include 19% of the Group holding company expenses, with 14% allocated to Africa and 5% allocated to North America. The allocation of these expenses aligns to the proportion that the management expenses incurred by the business bears to the total management expenses incurred in the Group.
- No allowance has been made for future productivity improvements in the expense assumptions.
- No development expenses have been excluded from the calculations and no material allowance has been made for future development expenses.
- Future investment expenses are based on the current scales of fees payable by the life assurance companies to the asset management subsidiaries. To the extent that these fees include profit margins for the asset management subsidiaries, these margins have not been included in the value of in-force business or the value of new business.
- The effect of increases in premiums over the period for policies in-force has been included in the value of in-force business only where such increases are associated with indexation arrangements. Other increases in premiums of existing policies are included in the value of new business.

11. ASSUMPTIONS continued

- New schemes written on which recurring single premiums are expected to be received on a regular basis are treated as new business. The annualised premium is recognised as recurring premium new business at inception of the scheme and is determined by annualising the actual premiums received during the year in question. Subsequent recurring single premiums received in future years are not treated as new business, as these have already been provided for in calculating the value of in-force business.
- The value of new business has been accumulated to the period end.
- The sensitivity of the value of in-force and value of new business to changes in the central risk discount rate and economic assumptions are set out in section 11.
- The principal exchange rates used to translate the operating results of key foreign business segments to Sterling are:

	Rand		US$	
	Year to 31 December 2004	Six months to 30 June 2004	Year to 31 December 2004	Six months to 30 June 2004
Profit and loss account (average rate)	11.7986	12.1544	1.8327	1.8222
Balance sheet (closing rate)	10.8482	11.3037	1.9158	1.8144
Balance sheet (opening rate)	11.9367	11.9367	1.7833	1.7833

- The time value of the financial options and guarantees in the African businesses have been valued using a random walk, log-normal, "real world" stochastic asset model that is consistent with the applicable professional guidance notes issued by the Actuarial Society of South Africa (ASSA). The time-value reserves relate mainly to the guarantees detailed below:

Individual business

- A closed block of unit-linked and with-profit business has an underlying minimum growth rate guarantee (4.28% p.a. for life and endowment business and 4.78% p.a. for retirement annuity business) applicable when calculating death, disability and maturity claims.
- A small block of with-profit business guarantees minimum values to the policyholder at a point in time, generally 5 years from inception. If the guarantee is not exercised, another guarantee may be set.
- A small block of with-profit savings business in Group Schemes that has death guarantees of premiums (net of fees) plus 4.25% p.a. investment return.
- Retirement annuities sold prior to June 1997 contain guaranteed annuity options, whereby the policyholder has an option to exchange full retirement proceeds for a minimum level of annuity income at maturity.
- In addition, with-profits business has vested bonus guarantees at certain future dates which operate in conjunction with the options and guarantees set out above.

Group business

- There is a significant pre-retirement savings with-profit portfolio. Vested bonuses affect the calculation of benefit payments when a member exits from the scheme as the face value is paid out. If a scheme terminates, the lower of face and market value is paid out and the vested bonuses are not guaranteed.
- A significant with-profit annuity in payment portfolio guarantees annuity payments once declared for the life-time of the annuitant.

11. ASSUMPTIONS continued

The mean returns and standard deviations of the asset classes incorporated in the stochastic asset model as at 31 December 2004 are detailed below. Correlations between asset classes have been based on an internal assessment of historical relationships.

	Mean return *	Standard deviation **
Equity	11.8%	22%
Property	9.8%	15%
Fixed interest (20 year)	8.3%	13%
Cash	6.3%	3%

* Means have been calculated by accumulating a unit investment for the required period in each scenario, averaging the accumulation across all scenarios, and converting the result to an equivalent annual rate (by taking the nth root of the average accumulation minus 1).

** Standard deviations have been calculated by accumulating returns for the required period in each scenario, taking the natural log of the result, calculating the variance of this statistic, dividing by the projection period (n years) and taking the square root. This makes the result comparable to implied volatilities quoted in investment markets.

- The time-value of the financial options and guarantees in the North American businesses have been valued using the generalised "real world" stochastic variance model with mean reversion that was developed by the National Association of Insurance Commissioners (NAIC), based on a study of interest rates during the period 1951 to 1995. The model assumes that the absolute difference between short and long term rates is normally distributed. In addition for its Equity Index Annuity products a set of stochastic equity scenarios with a mean return of 8.9% and a standard deviation of 16%, is used to project policyholder returns (as governed by product features). The time value reserves relate mainly to the guarantees detailed below:
  - Crediting rates declared for the fixed deferred annuity block of business vest fully. They are subject to a minimum crediting rate which is specified in the contract. Minimum surrender values are determined by this rate.
  - Equity indexed annuities offer minimum crediting rates on the fixed portion of the product, minimum surrender values based on this and credit equity participation annually as a percentage of equity growth subject to a maximum. This equity participation, which is subject to a minimum of 0% therefore vests annually.
  - The variable annuities offered to off-shore customers through OMNIA Life Bermuda can offer minimum death benefit guarantees. Death benefits are subject to a minimum of the sum invested or value at any anniversary date if greater. A small proportion of variable annuity clients elect a minimum guaranteed account value on maturity.
  - The universal life policies specify a minimum crediting rate to accumulate account balances.
  - All deferred annuities offer a guaranteed annuitisation option on maturity. The rates are set conservatively and typically have very low utilisation as customers in the United States value the choice inherent in a lump sum payment. The reserves for financial options and guarantees assume that the low historical take-up rates of around 1% p.a will continue into the future, and are therefore insignificant.
  - Certain of the universal life contracts contain a feature that guarantees that the contract will continue, even if values would otherwise be insufficient, provided the customer has paid at least a stated amount of premium.

11. ASSUMPTIONS continued

The mean Treasury interest rates and standard deviations of the Treasuries along the yield curve as at 31 December 2004 are detailed below. The mean-reversion to higher future interest rates inherent in the model is consistent with current forward rates. The interest rate scenarios generated by the model range from 0% to 20%.

Treasuries	Mean interest rate*	Standard deviation **
6 months	4.7%	2.8%
1 year	5.0%	2.8%
5 year	5.5%	2.5%
10 year	5.8%	2.4%
20 year	6.0%	2.3%

* Means have been calculated as the annualised arithmetic average return across all simulations for each duration.

** Standard deviations relate to the change in yield.

12. ALTERNATIVE ASSUMPTIONS

The tables below for South Africa and North America show the sensitivity of the embedded value, value of in-force at 31 December 2004 and the value of new business for the year to 31 December 2004 to changes in key assumptions. All calculations include the impact on the time-value reserves necessary for policyholder financial options and guarantees. For each sensitivity illustrated, all other assumptions have been left unchanged.

	At 31 December 2004		£m
	Embedded value	Value of in-force business	Value of new business
Africa			
Central assumptions	2,542	1,005	64
Value before cost of required capital		1,292	78
Cost of required capital		(287)	(14)
Effect of:			
Central discount rate +1%	2,378	841	54
Value before cost of required capital		1,219	72
Cost of required capital		(378)	(18)
Central discount rate –1%	2,721	1,184	76
Value before cost of required capital		1,371	85
Cost of required capital		(187)	(9)
Required capital equal to the minimum statutory requirements	2,631	1,094	71
Value before cost of required capital		1,292	78
Cost of required capital		(198)	(7)
Increasing the pre-tax investment return assumptions by 1% with bonus rate and discount rate changing commensurately	2,542	1,005	61
Value before cost of required capital		1,301	75
Cost of required capital		(296)	(14)
Decreasing the pre-tax investment return assumptions by 1% with bonus rate and discount rate changing commensurately	2,512	975	68
Value before cost of required capital		1,254	82
Cost of required capital		(279)	(14)
Equity market values increasing by 10%	2,659	1,035	-
Equity market values decreasing by 10%	2,425	976	-
Voluntary discontinuance rates increasing by 10%	2,518	981	58
Maintenance expense levels increasing by 10% with no corresponding increase in policy charges	2,469	932	59
Increasing the expense inflation assumption by 1% with no corresponding increase in policy charges	2,510	973	62
Mortality and morbidity assumptions for assurances increasing by 10%, and mortality assumptions for annuities decreasing by 10% with no corresponding increase in policy charges	2,429	892	52
For value of new business, acquisition expenses other than commission and commission-related expenses, increasing by 10% with no corresponding increase in policy charges	-	-	60

12. ALTERNATIVE ASSUMPTIONS continued

	At 31 December 2004		£m
	Embedded value	Value of in-force business	Value of new business
North America	959	444	45
Central assumptions			
Value before cost of required capital		522	70
Cost of required capital		(78)	(25)
Effect of :			
Central discount rate +1%	926	411	38
Value before cost of required capital		502	67
Cost of required capital		(91)	(29)
Central discount rate –1%	989	474	51
Value before cost of required capital		538	71
Cost of solvency capital		(64)	(20)
Required capital equal to the minimum statutory requirements	1,007	492	60
Value before cost of required capital		522	70
Cost of required capital		(30)	(10)
Increasing the pre-tax investment return assumptions by 1% with credited rate and discount rate changing commensurately with no corresponding increase in policy charges	955	440	42
Value before cost of required capital		518	67
Cost of required capital		(78)	(25)
Decreasing the pre-tax investment return assumptions by 1% with credited rate and discount rate changing commensurately with no corresponding increase in policy charges	962	447	46
Value before cost of required capital		525	71
Cost of required capital		(78)	(25)
Contraction in corporate bond spreads of 10bps	934	419	-
Voluntary discontinuance rates increasing by 10%	912	397	38
Maintenance expense levels increasing by 10% with no corresponding increase in policy charges	938	423	43
Increasing the expense inflation assumption by 1% with no corresponding increase in policy charges	957	442	44
Mortality and morbidity assumptions for assurances increasing by 10%, and mortality assumptions for annuities decreasing by 10% with no corresponding increase in policy charges	955	440	43
For value of new business, acquisition expenses other than commission and commission-related expenses, increasing by 10% with no corresponding increase in policy charges	-	-	42

13. AUDITORS' REPORT

Special Purpose Audit Report of KPMG Audit Plc to Old Mutual Plc on its European Embedded Value ("EEV") Supplementary Information.

In accordance with the terms of our engagement letter we have audited the EEV supplementary information of Old Mutual Plc ("the Company") as at 31 December 2004, set out on pages 1 to 29. As described in the basis of preparation on page 13 the EEV supplementary information has been prepared in accordance with the European Embedded Value Principles issued in May 2004 by the European CFO Forum ("the EEV Principles").

Respective responsibilities of directors and KPMG Audit Plc
As described on page 13, the directors of the Company have accepted responsibility for the preparation of the EEV supplementary information in accordance with the EEV Principles. It has been prepared as part of the Company's conversion of its supplementary information, previously prepared in accordance with the guidance issued in December 2001 by the Association of British Insurers entitled "Supplementary Reporting for Long Term Insurance Business (the Achieved Profits Method)" ("on the Achieved Profits basis") to an EEV basis. Our responsibilities, as independent auditors, are established in the United Kingdom by the Auditing Practices Board, our profession's ethical guidance and the terms of our engagement.

Under the terms of engagement we are required to report to you our opinion as to whether the EEV supplementary information has been properly prepared, in all material respects, in accordance with the basis of preparation set out in the methodology section on pages 13 to 14 of the EEV supplementary information. We also report to you if, in our opinion, we have not received all the information and explanations we require for our audit.

Our report has been prepared for the Company solely in connection with the Company's conversion of its supplementary information, previously prepared on the Achieved Profits basis, to an EEV basis.

We read the other information accompanying the EEV supplementary information and consider whether it is consistent with the EEV supplementary information. We consider the implications for our report if we become aware of any apparent mis-statements or material inconsistencies with the EEV supplementary information.

Our report was designed to meet the agreed requirements of the Company determined by the Company's needs at the time. Our report should not therefore be regarded as suitable to be used or relied on by any party wishing to acquire rights against us other than the Company for any purpose or in any context. Any party other than the Company who chooses to rely on our report (or any part of it) will do so at its own risk. To the fullest extent permitted by law, KPMG Audit Plc will accept no responsibility or liability in respect of our report to any other party.

Basis of audit opinion
We conducted our audit having regard to Auditing Standards issued by the UK Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the EEV supplementary information. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the EEV supplementary information, and of whether the accounting policies are appropriate to the Group's circumstances, consistently applied and adequately disclosed.

13. AUDITORS' REPORT continued

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the EEV supplementary information is free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the EEV supplementary information.

Emphasis of matters
Without qualifying our opinion, we draw your attention to the following matters:

- The basis of preparation note to the EEV supplementary information explains why the accompanying EEV supplementary information may require adjustment before its inclusion as comparative information in the EEV supplementary information in the Group's first annual report that contains supplementary information prepared on an EEV basis for the year ending 31 December 2005.
- As described in the basis of preparation note to the EEV supplementary information, as part of its conversion from the Achieved Profits basis to an EEV basis, the Company has prepared the EEV supplementary information for the year ended 31 December 2004 to establish the financial position and results of operations of the Company necessary to provide the comparative supplementary information expected to be included in the Company's first complete set of EEV supplementary information to be included in the annual report for the year ending 31 December 2005.
- As explained in the basis of preparation, in accordance with IFRS 1, First Time Adoption of International Financial Reporting Standards, in arriving at the underlying preliminary IFRS financial information which forms the starting point for the EEV supplementary information, no adjustments have been made for any changes in estimates made at the time of approval of the UK GAAP statutory financial statements on which the preliminary IFRS financial information is based,

Opinion
In our opinion, the accompanying EEV supplementary information for the year ended 31 December 2004 has been properly prepared, in all material respects, in accordance with the basis of preparation set out in the methodology section on pages 13 to 14, which describes how the EEV Principles has been applied.

KPMG Audit Plc
Chartered Accountants
London
20 June 2005

STOP PRESS

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Mutual & Federal TRADING UPDATE

In terms of the Listings Requirements of JSE Limited, a listed company is required to publish a trading update as soon as it becomes reasonably certain that the financial results for the period to be reported on next will show a 20% or more difference from those of the prior corresponding period.

Accordingly, shareholders are advised that following an increase in the value of listed equities, the company expects that the basic and headline earnings for the first six months of 2005 will be 60% to 80% higher than those of the prior corresponding period.

The information in this trading update has not been reviewed or reported on by Mutual & Federal's auditors.

The results for the six months ended 30 June 2005 are expected to be published on or about 25 July 2005.

Johannesburg
5 July 2005

Sponsor
Nedbank Capital

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Extraordinary General Meeting and Court Meeting relating to the Old Mutual Group's Black Economic Empowerment (BEE) ownership proposals
Results of shareholder voting

Extraordinary General Meeting
At an Extraordinary General Meeting of Old Mutual plc held in London earlier today, all of the resolutions set out in the notice of meeting were voted on by a poll, and the results of the votes cast on the polls were as follows:

Ordinary Resolutions			
Resolution 1	To adopt and establish the Old Mutual (South Africa) Broad-Based Employee Share Plan		
	In favour	Against	% in favour
	1,900,898,195	9,243,123	99.52%
Resolution 2	To adopt and establish the Old Mutual (South Africa) Senior Black Management Share Plan		
	In favour	Against	% in favour
	1,899,513,924	10,382,957	99.46%
Resolution 3	To adopt and establish the Old Mutual (South Africa) Management Incentive Share Plan		
	In favour	Against	% in favour
	1,867,060,973	9,580,903	99.49%
Resolution 4	To grant authority to allot relevant securities in connection with the Company's BEE proposals		
	In favour	Against	% in favour
	1,891,807,779	18,490,972	99.03%
Special Resolutions			
Resolution 5	To grant authority to disapply pre-emption rights in allotting certain equity securities in connection with the Company's BEE proposals		
	In favour	Against	% in favour
	1,893,084,590	8,238,857	99.57%

Resolution 6	To approve the Group's BEE proposals, including the related scheme of arrangement, and make certain consequential changes to the Company's Group Share Incentive Scheme rules and Memorandum and Articles of Association		
	In favour	Against	% in favour
	1,900,403,315	9,400,921	99.51%

Each of the resolutions was accordingly duly passed. The full texts of the resolutions are set out in the Appendix to this announcement.

Court Meeting

At a Meeting of the Company's shareholders convened by order of the UK High Court and held immediately following the Extraordinary General Meeting today, a resolution was put to approve a scheme of arrangement under section 425 of the UK Companies Act 1985 authorising the Board of the Company to issue new shares in the Company to the special purpose vehicles established by the four BEE counterparties on or before 31 December 2005 in accordance with the Trust Deeds and Subscription Agreements described in the shareholder circular relating to the BEE proposals.

The results of the poll relating to the resolution proposed at that Court Meeting are set out below:

Resolution to approve the proposed scheme of arrangement		
In favour	Against	% in favour
1,889,305,538	7,651,422	99.60%

The resolution was accordingly duly passed and an application will now be made by the Company to the UK High Court for the scheme of arrangement to be confirmed.

Commenting on the results of today's votes, Jim Sutcliffe, Chief Executive, said, "We are pleased that shareholders have shown their strong support for our BEE ownership proposals, which have also been welcomed by key constituencies within South Africa. They have already had a positive impact on the performance of our three South African businesses, where trading has continued to build on the positive start made in the first quarter of the year."

6 July 2005

ENQUIRIES:

Old Mutual plc UK
Miranda Bellord +44 (0) 20 7002 7133

Old Mutual plc SA
Nad Pillay +27 (0) 21 504 8026

For further information about Old Mutual plc visit www.oldmutual.com

Appendix

The following are the full texts of the resolutions passed the Extraordinary General Meeting of the Company held on 6 July 2005. Those numbered 1, 2, 3 and 4 were passed as Ordinary Resolutions and those numbered 5 and 6 were passed as Special Resolutions:

1. That the OMSA Broad-Based Employee Share Plan ("OMSA Broad-Based Scheme"), the principal terms of which are set out in Part V of the circular dated 27 May 2005 from the Company to its shareholders, a copy of the rules of which is produced to this meeting and which has been signed for the purposes of identification by the Chairman, be and is hereby approved and the Directors of the Company be authorised, if they see fit, to adopt and establish the OMSA Broad-Based Scheme and to do all acts and things as they may consider necessary or desirable to carry the OMSA Broad-Based Scheme into effect and to take account of the requirements of the London Stock Exchange plc.

2. That the OMSA Senior Black Management Share Plan ("OMSA Senior Black Management Scheme"), the principal terms of which are set out in Part V of the circular dated 27 May 2005 from the Company to its shareholders, a copy of the rules of which is produced to this meeting and which has been signed for the purposes of identification by the Chairman, be and is hereby approved and the Directors of the Company be authorised, if they see fit, to adopt and establish the OMSA Senior Black Management Scheme and to do all acts and things as they may consider necessary or desirable to carry the OMSA Senior Black Management Scheme into effect and to take account of the requirements of the London Stock Exchange plc.

3. That the OMSA Management Incentive Share Plan ("OMSA Management Scheme"), the principal terms of which are set out in Part V of the circular dated 27 May 2005 from the Company to its shareholders, a copy of the rules of which is produced to this meeting and which has been signed for the purposes of identification by the Chairman, be and is hereby approved and the Directors of the Company be authorised, if they see fit, to adopt and establish the OMSA Management Scheme and do all acts and things as they may consider necessary or desirable to carry the OMSA Management Scheme into effect and to take account of the requirements of the London Stock Exchange plc.

4. That pursuant to section 80 of the Companies Act 1985, and in addition to any previously existing authority conferred upon the Directors of the Company under that section, the Directors be and they are hereby authorised unconditionally to allot relevant securities (as defined in the said section 80) for the purposes of the Old Mutual plc Proposal as described in the circular dated 27 May 2005 from the Company to its shareholders, up to an aggregate nominal amount of £23.07 million, which authority shall commence on the date this resolution is passed and expire at the end of 31 December 2005, save that the Company may allot relevant securities for these purposes pursuant to any agreement entered into at any time prior to 31 December 2005 (whether

before or after the passing of this Resolution) which would or might require relevant securities to be allotted after such expiry and the Board may allot relevant securities in pursuance of such agreement as if the authority conferred hereby had not expired.

5. That the Directors be and they are hereby authorised to allot equity securities within the meaning of section 94 of the Companies Act, 1985 to the Shares Trustee on behalf of the SPVs, which are WIPHOLD Financial Service No. 1 Limited, BRIMSTONE Mtha UK SPV Limited, Education SPV Limited, Black Distributors SPV Limited, and to the OMSA Management Incentive Trust and the OMSA Broad-Based Employee Share Trust for the purposes of the Old Mutual plc Proposal as described in the circular dated 27 May 2005 from the Company to its shareholders up to a maximum nominal aggregate amount of £23.07 million for cash pursuant to the authority conferred by the immediately preceding resolution as if section 89(1) of that Act did not apply to any such allotment, which authority shall commence on the date this resolution is passed and expire at the end of 31 December 2005, save that the Company may allot equity securities for these purposes pursuant to any agreement entered into at any time prior to 31 December 2005 (whether before or after the passing of this Resolution) which would or might require equity securities to be allotted after such expiry and the Board may allot equity securities in pursuance of such agreement as if the authority conferred hereby had not expired.

6. That:
   (i) the scheme of arrangement (the "Scheme") between the Company and the holders of its shares, a copy of which has been produced to this meeting and which has been signed for the purposes of identification by the Chairman, be and is hereby approved;
   (ii) the Directors be and are hereby authorised, if they shall see fit to do so, to implement: (a) the arrangements set out in the Subscription Agreements and the deeds and instruments ancillary thereto; (b) the additional arrangements contemplated in the circular dated 27 May 2005 from the Company to its shareholders (the "Circular") so that the Old Mutual plc Proposal (as outlined in the Circular) can be carried into effect in accordance with the arrangements described in the Circular, with such non-material modifications as the Directors may think fit;
   (iii) the BEE proposals to be implemented by Nedbank Group Limited (including the Nedbank Staff and Management Schemes), summary details of which are outlined in the Circular, be and are hereby approved;
   (iv) the BEE proposals to be implemented by Mutual & Federal Insurance Company Limited (including the Mutual & Federal Staff and Management Schemes), summary details of which are outlined in the Circular, be and are hereby approved;
   (v) the rules of the Old Mutual plc Group Share Incentive Scheme be modified by the deletion of paragraph 3.1.2, the consequential renumbering of paragraphs 3.1.3 and 3.1.4 as paragraphs 3.1.2 and 3.1.3 respectively, and the amendment of the reference in paragraph

3.1.3 (as so renumbered) to "5% of the Company's issued ordinary share capital for the time being" to read "6% of the Company's issued ordinary share capital for the time being";

(vi) the Articles of Association of the Company be amended by the insertion of the following paragraph as the second paragraph of Article 128 (*Calculation and Currency of Dividends*):

"For the avoidance of doubt, a share is deemed paid up (as to its nominal value or any premium on it) for the purposes of these Articles, in cash, or allotted for cash, if the consideration for the allotment or payment up is (inter alia) cash received by the company, or is a release of a liability of the company for a liquidated sum, or is an undertaking to pay cash to the company at a future date or dates."

The remaining paragraphs of Article 128 shall be re-ordered accordingly;

(vii) the objects clause in the Memorandum of Association of the Company be amended by the insertion of the following words after "cash" in the first sentence of Clause 4(22):

"(whether for a consideration which is less than the market value or not)".

Share interests

Old Mutual plc (the "Company") announces that on 5 July 2005 it received a notice dated 1 July 2005 informing the Company that Barclays PLC had ceased on 29 June 2005 to have a notifiable interest, for the purposes of Part VI of the UK Companies Act 1985, in the Company's ordinary share capital.

6 July 2005

ENQUIRIES:

Old Mutual plc UK
Miranda Bellord +44 (0) 20 7002 7133

Old Mutual plc SA
Nad Pillay +27 (0) 21 504 8026

For further information about Old Mutual plc visit www.oldmutual.com

OLD MUTUAL | plc

NEWS RELEASE

Court confirms scheme of arrangement relating to Old Mutual plc's Black Economic Empowerment (BEE) ownership proposals

The UK High Court today confirmed a scheme of arrangement under section 425 of the UK Companies Act 1985 relating to Old Mutual's BEE ownership proposals. This followed the strong support shown by shareholders for those proposals at the Extraordinary General Meeting and Court Meeting of Old Mutual plc held in London on 6 July 2005.

Jim Sutcliffe, Chief Executive, said, "We are pleased that another important step has been taken in the process for approving our BEE ownership proposals. We shall now be voting our shareholdings in Nedbank Group Limited and Mutual & Federal Insurance Company Limited in favour of their respective BEE ownership deals which are to be considered at Extraordinary General Meetings on 22 July 2005, and we are on track to complete the implementation of all three BEE ownership deals early in August."

18 July 2005

ENQUIRIES:

Old Mutual plc UK
Miranda Bellord +44 (0) 20 7002 7133

Old Mutual plc SA
Nad Pillay +27 (0) 21 504 8026

For further information about Old Mutual plc visit www.oldmutual.com

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to what action you should take, please consult your broker, banker, attorney, CSDP, accountant or other professional advisor immediately.

Action required

- If you have disposed of all of your Ordinary Shares in the Company, This Document should be handed to the purchaser of such Ordinary Shares or to the broker, banker, attorney, CSDP, accountant, professional advisor or other agent through whom the disposal was effected.
- Full details of the actions required by the Ordinary Shareholders of the Company regarding the general meeting are set out on pages 5 and the form of proxy attached to This Document.

NEDBANK
GROUP

NEDBANK GROUP LIMITED

(formerly NEDCOR LIMITED)
(Incorporated in the Republic of South Africa)
(Registration number 1966/010630/06)
Share code JSE: NED ISIN: ZAE000004875
("the Company")

Circular to Ordinary Shareholders

regarding

- **the specific issue of Ordinary Shares for cash to the BEE Partners pursuant to the Black Business Partner Scheme, the Black Executive Scheme, the Black Management Scheme, the Broad-based Employee Scheme, the Community Scheme, the Corporate Scheme, the Evergreen Scheme, the Non-executive directors Scheme and the Retail Scheme;**
- **the specific repurchase (as authorised thereto in the articles of association of the Company) of Ordinary Shares for cash from the BEE Partners pursuant to the call options granted to the Company in terms of the Black Business Partner Scheme, the Community Scheme, the Corporate Scheme, the Non-executive directors Scheme and the Retail Scheme; and**
- **the specific issue of Ordinary Shares for cash pursuant to the right of subscription granted to the BEE Partners in terms of the Black Business Partner Scheme, the Community Scheme, the Corporate Scheme and the Non-executive directors Scheme;**

and incorporating

- **a notice of general meeting of Ordinary Shareholders; and**
- **a form of proxy (for use by Certificated Ordinary Shareholders and Dematerialised Ordinary Shareholders with "own name" registration only)**

Date of issue: 15 June 2005

This Document is available in English only and copies can be obtained from the Company, 135 Rivonia Road, Sandown, 2196

CORPORATE INFORMATION AND ADVISORS

Secretary and registered office

Company secretary: G S Nienaber
Ground Floor
Block A
Nedbank Group Limited
(Registration number 1966/010630/06)
135 Rivonia Road
Sandown, 2196
(PO Box 1144, Johannesburg, 2000)

Investment bank, Proposed Transaction advisor and sponsor

Nedbank Capital
(a division of Nedbank Limited,
Registration number 1951/000009/06)
135 Rivonia Road
Sandown, 2196
(PO Box 1144, Johannesburg, 2000)

Corporate law advisors and consultants

Edward Nathan (Proprietary) Limited
(Registration number 2004/0056657/07)
4th Floor
The Forum
2 Maude Street
Sandown, 2196
(PO Box 783347, Sandton, 2146)

Lowndes & Associates
23 Fricker Road
Illovo, 2196
(PO Box 804, Saxonwold, 2132)

Reporting accountants

Deloitte & Touche
The Woodlands
20 Woodlands Drive
Woodmead, 2196
(Private Bag X6, Gallo Manor, 2052)

KPMG Inc.
(Registration number 1999/012876/07)
KPMG Crescent
85 Empire Road
Parktown, 2193
(Private Bag X9, Parkview, 2122)

Transfer secretaries to Nedbank Group in South Africa

Computershare Investor Services 2004 (Proprietary) Limited
(Registration number 2004/003647/07)
70 Marshall Street
Johannesburg, 2001
(PO Box 61051, Marshalltown, 2107)

Independent advisor

JPMorgan Chase Bank
(Registration number 2001/016069/10)
1 Fricker Road
Illovo, 2196
(Private Bag X9936, Sandton, 2146)

Financial Sector Charter legal advisors

Qunta Incorporated
(Registration number 2001/020218/21)
8th Floor
South African Reserve Bank Building
60 St Georges Mall
Cape Town, 8001
(PO Box 3713, Cape Town, 8000)

Lead sponsor

Merrill Lynch South Africa (Proprietary) Limited
(Member of the Merrill Lynch Group)
(Registration number 1995/001805/07)
138 West Street
Sandown, 2196
(PO Box 651987, Benmore, 2010)

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to what action you should take, please consult your broker, banker, attorney, CSDP, accountant or other professional advisor immediately.

Action required

- If you have disposed of all of your Ordinary Shares in the Company, This Document should be handed to the purchaser of such Ordinary Shares or to the broker, banker, attorney, CSDP, accountant, professional advisor or other agent through whom the disposal was effected.
- Full details of the actions required by the Ordinary Shareholders of the Company regarding the general meeting are set out on pages 5 and the form of proxy attached to This Document.

NEDBANK
GROUP

NEDBANK GROUP LIMITED

(formerly NEDCOR LIMITED)
(Incorporated in the Republic of South Africa)
(Registration number 1966/010630/06)
Share code JSE: NED ISIN: ZAE000004875
("the Company")

Circular to Ordinary Shareholders

regarding

- **the specific issue of Ordinary Shares for cash to the BEE Partners pursuant to the Black Business Partner Scheme, the Black Executive Scheme, the Black Management Scheme, the Broad-based Employee Scheme, the Community Scheme, the Corporate Scheme, the Evergreen Scheme, the Non-executive directors Scheme and the Retail Scheme;**
- **the specific repurchase (as authorised thereto in the articles of association of the Company) of Ordinary Shares for cash from the BEE Partners pursuant to the call options granted to the Company in terms of the Black Business Partner Scheme, the Community Scheme, the Corporate Scheme, the Non-executive directors Scheme and the Retail Scheme; and**
- **the specific issue of Ordinary Shares for cash pursuant to the right of subscription granted to the BEE Partners in terms of the Black Business Partner Scheme, the Community Scheme, the Corporate Scheme and the Non-executive directors Scheme;**

and incorporating

- **a notice of general meeting of Ordinary Shareholders; and**
- **a form of proxy (for use by Certificated Ordinary Shareholders and Dematerialised Ordinary Shareholders with "own name" registration only)**

Date of issue: 15 June 2005

This Document is available in English only and copies can be obtained from the Company, 135 Rivonia Road, Sandown, 2196

Investment bank, Proposed Transaction advisor and sponsor to Nedbank Group

NEDBANK CAPITAL

Independent advisor to Nedbank Group

JPMorgan

Financial Sector Charter legal advisors to Nedbank Group

QUNTA INCORPORATED
attorneys & conveyancers

Lead sponsor to Nedbank Group

Merrill Lynch
Global Markets & Investment Banking Group
Merrill Lynch South Africa (Pty) Ltd
Registration number 1995/001805/07
Registered Sponsor and Member of the JSE Securities Exchange South Africa

Corporate law advisors and consultants to Nedbank Group

EDWARD NATHAN
CORPORATE LAW ADVISERS

LOWNDES & ASSOCIATES

Reporting accountants to Nedbank Group

KPMG

Deloitte.
Deloitte & Touche Chartered Accountants (SA)
Registered Accountants and Auditors

CORPORATE INFORMATION AND ADVISORS

Secretary and registered office

Company secretary: G S Nienaber
Ground Floor
Block A
Nedbank Group Limited
(Registration number 1966/010630/06)
135 Rivonia Road
Sandown, 2196
(PO Box 1144, Johannesburg, 2000)

Investment bank, Proposed Transaction advisor and sponsor

Nedbank Capital
(a division of Nedbank Limited,
Registration number 1951/000009/06)
135 Rivonia Road
Sandown, 2196
(PO Box 1144, Johannesburg, 2000)

Corporate law advisors and consultants

Edward Nathan (Proprietary) Limited
(Registration number 2004/0056657/07)
4th Floor
The Forum
2 Maude Street
Sandown, 2196
(PO Box 783347, Sandton, 2146)

Lowndes & Associates
23 Fricker Road
Illovo, 2196
(PO Box 804, Saxonwold, 2132)

Reporting accountants

Deloitte & Touche
The Woodlands
20 Woodlands Drive
Woodmead, 2196
(Private Bag X6, Gallo Manor, 2052)

KPMG Inc.
(Registration number 1999/012876/07)
KPMG Crescent
85 Empire Road
Parktown, 2193
(Private Bag X9, Parkview, 2122)

Transfer secretaries to Nedbank Group in South Africa

Computershare Investor Services 2004 (Proprietary) Limited
(Registration number 2004/003647/07)
70 Marshall Street
Johannesburg, 2001
(PO Box 61051, Marshalltown, 2107)

Independent advisor

JPMorgan Chase Bank
(Registration number 2001/016069/10)
1 Fricker Road
Illovo, 2196
(Private Bag X9936, Sandton, 2146)

Financial Sector Charter legal advisors

Qunta Incorporated
(Registration number 2001/020218/21)
8th Floor
South African Reserve Bank Building
60 St Georges Mall
Cape Town, 8001
(PO Box 3713, Cape Town, 8000)

Lead sponsor

Merrill Lynch South Africa (Proprietary) Limited
(Member of the Merrill Lynch Group)
(Registration number 1995/001805/07)
138 West Street
Sandown, 2196
(PO Box 651987, Benmore, 2010)

CONTENTS

SALIENT FEATURES

The Company is proposing the introduction of direct, broad-based Black ownership into the Company by way of the issue of New Nedbank Group Shares in the share capital of the Company, ranking *pari passu* in all respects with the existing issued Ordinary Shares of the Company.

Accordingly, a diverse group of Black stakeholders consisting of employees, clients, community interest groups, non-executive directors and strategic Black Business Partners, referred to collectively as Scheme Participants, have been selected to participate in the Proposed Transaction.

Scheme Participants are expected to hold in aggregate 9.47% of Ordinary Shares post the Proposed Transaction. Only 9.33% of this is expected to be Black owned due to the inclusion of qualifying white employees in the Broad-based Employee Scheme.

The Proposed Transaction comprises 3 components, namely:

- Employee Schemes;
- Client and Community Schemes; and
- a Black Business Partner Scheme and a Non-executive directors Scheme.



Employee Schemes
Black Executive Scheme
Black Management Scheme
Broad-based Employee Scheme
Evergreen Scheme
0.48%
1.21%
0.33%
0.21%
Client and Community Schemes
Retail Scheme
Corporate Scheme
Community Scheme
2.17%
2.72%(1)
0.36%
Black business partner and Non-executive directors Schemes
Non-executive directors' Scheme
WIPHOLD Consortium
Brimstone Consortium
0.18%
0.905%
0.905%
9.47% deal post the issue of New Nedbank Group Shares of which 9.33% is Black owned
(decrease do to inclusion of white staff in the Broad-based Employee Scheme)
Black ownership = 11.50% of the value of Nedbank Group's South African businesses
(post issue of New Nebank Group Shares)

(1) Includes Aka Capital as a Business Development Partner with a stake of 0.38%

The completion of the Proposed Transaction is subject to the requisite shareholder approvals, the formation of various special purpose vehicles and trusts, the conclusion of contractual arrangements and the attainment of the requisite regulatory approvals.

SALIENT DATES AND TIMES

The definitions and interpretations commencing on page 6 of this circular have been used below.

	2005
Circular and notice of general meeting posted to Ordinary Shareholders on	Wednesday, 15 June
Forms of proxy for the general meeting to be received by 15:00 on	Thursday, 21 July
General meeting of Ordinary Shareholders to be held at 15:00 on	Friday, 22 July
Results of the general meeting to be released on SENS on	Monday, 25 July
Results of the general meeting to be published in the South African press on	Tuesday, 26 July
Issue of New Nedbank Group Shares	Monday, 1 August
Commencement of listing of all New Nedbank Group Shares	Tuesday, 2 August

The abovementioned dates and times are South African dates and times, and are subject to change. Any changes will be announced on SENS and published in the South African press.

Action required by Ordinary Shareholders in terms of the general meeting

Please take careful note of the following provisions regarding the action required by Ordinary Shareholders:

1. If you are in any doubt as to what action you should take in relation to this circular, consult your broker, banker, attorney, accountant, CSDP, or other professional advisor immediately.
2. If you have disposed of all of your Ordinary Shares, this circular should be handed to the purchaser of such Ordinary Shares or the broker, banker, attorney, CSDP, accountant, professional advisor or other agent through whom the disposal was effected.
3. The general meeting, convened in terms of the notice incorporated in this circular, will commence at 15:00 on Friday, 22 July 2005 at 135 Rivonia Road, Sandown, 2196.
4. If you hold certificated or "own-name" Dematerialised Shares:

   You are entitled to attend, or be represented by proxy, at the general meeting.

   If you are unable to attend the general meeting, but wish to be represented thereat, you must complete and return the attached form of proxy, in accordance with the instructions contained therein, to be received by the Transfer Secretaries, Computershare Investor Services 2004 (Proprietary) Limited, Ground Floor, 70 Marshall Street, Johannesburg, 2001 (PO Box 61051, Marshalltown, 2107) by no later than 15:00 on Thursday, 21 July 2005.
5. If you have dematerialised your Ordinary Shares and do not have "own-name" registration:

   You are entitled to attend, or be represented by proxy, at the general meeting. You must not, however, complete the attached form of proxy.

   If your CSDP or broker does not contact you, you are advised to contact your CSDP or broker and provide them with your voting instructions. If your CSDP or broker does not obtain instructions from you, they will be obliged to act in terms of your mandate furnished to them.

   You must advise your CSDP or broker timeously if you wish to attend, or be represented at the general meeting.

   If you do wish to attend the general meeting, your CSDP or broker will be required to issue the necessary letter of representation to you to enable you to attend and vote at the general meeting.

DEFINITIONS AND INTERPRETATIONS

In This Document and its appendices, unless otherwise stated or the context otherwise indicates, the words in the first column shall have the meanings stated opposite them in the second column and words in the singular shall include the plural and *vice versa*, words importing natural persons shall include corporations and associations of persons and an expression denoting any gender shall include the other genders.

"Aka Capital"	Aka Capital (Proprietary) Limited, a private company registered and incorporated in the Republic of South Africa (Registration number 2000/025483/07);
"Aka Capital Agreement"	the subscription and share ownership agreement between the Company, Aka Capital and Aka Capital Trust, and which governs the activities to be performed by Aka Capital for the Nedbank Group;
"Aka Capital Trust"	Aka-Nedbank Eyethu Trust (Master's Reference number IT 5074/2005), which was established for the purpose of Aka Capital's participation in the Corporate Scheme;
"Banks Act"	the South African Banks Act, No. 94 of 1990, as amended;
"BEE"	Black Economic Empowerment, as defined in the FSC;
"BEE Partners" or "Scheme Participants"	collectively, the Aka Capital, Black Business Partner, Community, Corporate, Employee, Non-executive directors and Retail Trusts;
"BEE Scheme Agreements"	the Aka Capital Agreement, the Black Business Partner Agreements, and the agreements with the External Stakeholder Trusts;
"Black Business Partner"	a participant in the Black Business Partner Scheme;
"Black Business Partner Agreement(s)"	the subscription and share ownership agreement between the Company and the Black Business Partner Trusts;
"Black Business Partner Scheme"	the scheme in terms of which the Company will issue New Nedbank Group Shares to the Black Business Partner Trusts for the benefit of the Black Business Partners;
"Black Business Partner Trust(s)"	the BRIMSTONE Trust and the WIPHOLD Trust which have been established to hold the interests of each of BRIMSTONE Consortium and WIPHOLD Consortium in terms of the Black Business Partner Scheme, and which will subscribe for the New Nedbank Group Shares for purposes of the Black Business Partner Scheme;
"Business Development Partner"	Aka Capital as a participant in the Corporate Scheme, through the Aka Capital Trust, as read with the Aka Capital Agreement;
"BLA"	Black Lawyers Association (Master's Reference number: 1984/881/T);
"Black Executive Scheme"	the scheme in terms of which the Company will issue New Nedbank Group Shares to the Black Executive Trust for the benefit of Black People who are Black executive level permanent employees of Nedbank as identified from time to time by the Remuneration Committee on the recommendation of EXCO;
"Black Executive Trust"	Nedbank Eyethu Black Executive Trust (Master's Reference number IT 5071/05), which was established to operate and manage the Black Executive Scheme;
"Black Management Scheme"	the scheme in terms of which the Company will issue New Nedbank Group Shares to the Black Management Trust for the benefit of Black middle and senior management who are permanent employees of Nedbank, as identified by the Remuneration Committee on the recommendation of EXCO;

"Black Management Trust"	Nedbank Eyethu Black Management Trust (Master's Reference number IT 5075/05), which was established to operate and manage the Black Management Scheme;
"Black People" or "Black"	shall have the meaning ascribed to that term in the FSC, provided that the term "Black People" will, with reference to the Black Executive Scheme, the Black Management Scheme, the Broad-based Employee Scheme and the Evergreen Scheme, have the meanings ascribed thereto in the Broad-based Black Economic Empowerment Act, No. 53 of 2003 but shall, additionally, include people of Chinese descent;
"BoE"	the legacy businesses of BoE Limited, as they were before the merger with the Nedbank Group and which are currently operating within the Nedbank Group;
"BoE Limited"	BoE Limited (Registration number 1987/003281/06), a public company registered and incorporated in the Republic of South Africa, but no longer listed on the JSE;
"BRIMSTONE"	BRIMSTONE Investment Corporation Limited (Registration number 1995/010442/06), a public company registered and incorporated in the Republic of South Africa, all the issued shares of which are listed on the JSE;
"BRIMSTONE Consortium"	Business Venture Investments No. 948 (Proprietary) Limited, a private company registered and incorporated in the Republic of South Africa (Registration number 2004/034589/07), the ordinary shares of which are held by BRIMSTONE and Mtha;
"BRIMSTONE Trust"	The BRIMSTONE-Mtha Financial Services Trust (Master's Reference number IT 5096/05), which was established to hold the interests of BRIMSTONE Consortium in terms of the Black Business Partner Scheme, and which will subscribe for the New Nedbank Group Shares for purposes of the Black Business Partner Scheme;
"Broad-based Employee Scheme"	the scheme in terms of which the Company will issue New Nedbank Group Shares to all permanently employed employees of Nedbank who are not participating in any other equity scheme operated by the Nedbank Group;
"Broad-based Employee Trust"	Nedbank Eyethu Broad-based Employee Trust (Master's Reference number IT 5073/05), which was established to operate and manage the Broad-based Employee Scheme;
"Business Day"	a day which is not a Saturday, Sunday or a public holiday in the Republic of South Africa;
"Calculation Period"	the 30 (thirty) trading days ending on the second Business Day immediately prior to the date on which the Company gives written notice to any of the External Stakeholder Trusts that it intends exercising the Nedbank Group Call Option; and the 30 (thirty) trading days ending on the second Business Day immediately prior to the date on which any of the External Stakeholder Trusts gives written notice to the Company that it intends exercising the Trust Call Option;
"Capitalisation Shares"	Ordinary Shares of R1.00 each in the Company issued from time to time to the External Stakeholder Trusts as fully paid up out of the Company share premium account or reserves;
"Certificated Ordinary Shareholders"	Ordinary Shareholders who have not dematerialised their shares and thus hold paper share certificates or other physical Documents of title;
"Chestnut Hill"	Chestnut Hill 211 (Proprietary) Limited, a private company registered and incorporated in the Republic of South Africa (Registration number 2004/027675/07);

"Client Schemes"	both the Corporate Scheme and the Retail Scheme;
"Closing Date"	the date of fulfilment of the conditions precedent of the Black Business Partner's Agreements being on or about 1 August 2005 or such later date which may not be later than 31 December 2005;
"CoGHB"	Cape of Good Hope Financial Services Limited (formerly Cape of Good Hope Bank Limited) (Registration number 1958/000018/06), a public company incorporated in the Republic of South Africa;
"Common Monetary Area"	consists of Lesotho, Namibia, the Republic of South Africa and Swaziland;
"Community Scheme"	the scheme in terms of which the Company will issue New Nedbank Group Shares to the Community Trust that will be established for the purpose of supplementing existing community social initiatives of the the Nedbank Group;
"Community Trust"	Nedbank Eyethu Community Trust (Master's Reference number IT 5070/05), which was established to operate and manage the Community Scheme;
"Companies Act"	the Companies Act, No. 61 of 1973, as amended;
"the Company"	Nedbank Group Limited (formerly Nedcor Limited) (Registration number 1966/010630/06), a public company registered and incorporated in the Republic of South Africa, all the issued Ordinary Shares of which are listed on the JSE, including all of its subsidiaries;
"Competitor"	a person or business carrying on a Competing Business;
"Competing Business"	the business of a financial institution as defined in the Financial Services Board Act, No. 97 of 1990, that competes directly or indirectly with the business of any member of the Nedbank Group;
"Computershare" or "Transfer Secretaries"	Computershare Investor Services 2004 (Proprietary) Limited (Registration number 2004/003647/07), a private company registered and incorporated in the Republic of South Africa, and operating as the transfer secretaries of the Company;
"Corporate Client(s)"	those clients of Nedbank Corporate and Nedbank Capital that will participate in the Corporate Scheme;
"Corporate Scheme"	the scheme in terms of which the Company will issue New Nedbank Group Shares to the Corporate Trust for the benefit of Corporate Clients (including Aka Capital, participating therein through the Aka Capital Trust) and past partners of the Nedbank Group;
"Corporate Trust"	Nedbank Eyethu Corporate Scheme Trust (Master's Reference number IT 5083/05), which was established to operate and manage the Corporate Scheme, other than in relation to Aka Capital;
"CSDP"	a Central Securities Depository Participant appointed by individual shareholders for purposes of and in regard to dematerialisation, in terms of Securities Services Act, No. 36 of 2004;
"Dematerialised Ordinary Shareholders"	Ordinary Shareholders who hold Dematerialised Shares;
"Dematerialised Shares"	those Ordinary Shares that have been incorporated into the STRATE system and which are held on a company's sub-ledger in electronic form in terms of the Securities Services Act, No. 36 of 2004;
"DENOSA"	Democratic Nursing Organisation of South Africa;
"Ditikeni Investment Company"	Ditikeni Investment Company Limited, a private company registered and incorporated in the Republic of South Africa (Registration number 1999/008292/06);
"Documents of title"	share certificate(s), certified transfer deed(s) or forms, balance receipts or any other Documents of title acceptable to the Company in respect of Certificated Ordinary Shareholders;

"Employee Schemes"	collectively, the Black Executive Scheme, the Black Management Scheme, the Broad-based Employee Scheme and the Evergreen Scheme;
"Employee Trusts"	collectively, the Black Executive Trust, the Black Management Trust, the Broad-based Employee Trust, and the Evergreen Trust;
"Enlarged Share Capital"	the Company's issued share capital post the Proposed Transaction;
"Evergreen Scheme"	the scheme in terms of which the Company will issue New Nedbank Group Shares to the Evergreen Trust for the purpose of applying the dividends paid on such New Nedbank Group Shares to assist and uplift qualifying permanent Black Nedbank employees who meet the financial assistance requirements of the scheme;
"Evergreen Trust"	Nedbank Eyethu Evergreen Trust (Master's Reference number IT 5084/05), which was established to operate and manage the Evergreen Scheme;
"EXCO"	the Nedbank Group Executive Committee, from time to time;
"External Stakeholder Schemes"	collectively, the Black Business Partners, Community, Corporate, Non-executive directors and Retail Schemes;
"External Stakeholder Trusts"	collectively, the Aka Capital, Black Business Partner, Community, Corporate, Non-executive directors and Retail Trusts;
"FSC"	the Financial Sector Charter adopted by the Association of Black Securities and Investment Professionals, the Banking Council of South Africa, the Foreign Bankers Association of SA and other persons on 17 October 2003, as amended from time to time;
"IFRS"	International Financial Reporting Standards;
"Implementation Date"	on or about 8 August 2005, the date on which the New Nedbank Group Shares will be issued;
"Income Tax Act"	The South African Income Tax Act, No. 58 of 1962, as amended;
"Indicative Market Value"	Ordinary Shares at 15 April 2005 multiplied by the Reference Price;
"I-Net Bridge"	I-Net Bridge (Proprietary) Limited, a private company registered and incorporated in the Republic of South Africa (Registration number 1998/005987/07), specialising in the provision of online financial information, and a subsidiary of Johnnic Communications Limited (Registration number 1889/000352/06), a public company registered and incorporated in the Republic of South Africa, all the issued shares of which are listed on the JSE;
"Izingwe"	Izingwe Financial Investments (Proprietary) Limited, a private company registered and incorporated in the Republic of South Africa (Registration number 2004/024649/07);
"JIBAR"	Johannesburg Interbank Agreed Rate;
"JPMorgan"	JPMorgan Chase Bank Johannesburg branch, (Registration number 2001/016069/10);
"JSE"	JSE Securities Exchange South Africa;
"Key Individuals"	In the case of the Black Business Partners: WIPHOLD Consortium: G T Serobe, L Mojela, W Luhabe and H Sonn; BRIMSTONE Consortium: F Robertson, MA Enus-Brey, S N Pityana and B T Ngcuka; and in the case of Aka Capital: R Khoza, S Nematswerani and G Morolo;
"King Code"	King Report on Corporate Governance for South Africa 2002 (Code of Corporate Practices and Conduct);
"Last Practicable Date"	the last practicable date prior to finalisation of this document, being 7 June 2005;

"Lock-in Period"	generally the period between Implementation Date and Vesting Date of Scheme Shares, as follows: In the case of the Community, Corporate and Non-executive directors Scheme the period from the Implementation Date to 1 January 2012; In the case of the Black Executive Scheme and the Black Management Scheme, the period from the Implementation Date to 1 January 2012 or a period of six years from the date of initial participation by employees of Nedbank in the Black Executive Scheme and the Black Management Scheme; In the case of the Broad-based Employee Scheme the period from the Implementation Date to five year's thereafter; In the case of the Black Business Partner Scheme the period from the Closing Date to 1 January 2015; and In the case of the Retail Scheme the period from the Closing Date to 1 January 2009 or a period of three years from initial participation in the Retail Scheme. During the Lock-in Period Scheme Participants are subject to the relevant vesting period;
"LTIP"	the Nedbank Group's long term incentive plan(s) in place from time to time;
"Market Value"	with reference to the Nedbank Group Call Option and the Trust Call Options means the volume weighted average price per Nedbank Group Share as published by I-Net Bridge and quoted on the JSE for the Calculation Period;
"Mtha"	Mtha-we-Mpumelelo Investments (Proprietary) Limited, a private company registered and incorporated in the Republic of South Africa (Registration number 2004/024951/07), the ordinary shares of which are held by Izingwe, Chestnut Hill, BLA, Nadel and SAMDP;
"Mutual & Federal"	Mutual & Federal Insurance Company Limited (Registration number 1970/006619/06), a public company registered and incorporated in the Republic of South Africa, all the issued shares of which are listed on the JSE and the NSX;
"NACA"	nominal rate compounded annually in arrears;
"NACS"	nominal rate compounded semi-annually in arrears;
"Nadel"	National Association of Democratic Lawyers;
"Nedbank"	Nedbank Limited (Registration number 1951/000009/06), a public company registered and incorporated in the Republic of South Africa and a subsidiary of the Company, the issued preference shares of which are listed on the JSE;
"Nedbank Capital"	Nedbank Capital, a division of Nedbank;
"Nedbank Corporate"	Nedbank Corporate, a division of Nedbank;
"the Nedbank Group"	Nedbank Group Limited and all of its subsidiaries;
"Nedbank Group Board" or "Board"	the board of directors of the Company, the members of which are listed in paragraph 23 and paragraph 24 of This Document;
"Nedbank Group Call Option"	a call option granted by each of the External Stakeholder Trusts ("the option grantors"), to the Company in terms of which the Company is entitled, but not obliged, to purchase at the issue price and cancel, at the end of the Lock-in Period, that number of the Nedbank Group Shares held by the option grantors at their then Market Value, as equates to the Notional Terminal Amount;
"Nedbank Group's South African businesses"	the Company's domestic businesses (including those of its subsidiary companies), excluding its non South African businesses;

"New Nedbank Group Shares" or "Scheme Shares"	41 268 130 Ordinary Shares in the share capital of the Company with a Par Value of R1.00 that will be issued pursuant to the Proposed Transaction and ranking *pari passu* (including voting and dividend rights) in all respects with the existing issued Ordinary Shares, on the following basis: – 2 093 521 to the Black Executive Trust; – 5 261 076 to the Black Management Trust; – 3 945 650 to the BRIMSTONE Trust; – 1 424 991 to the Broad-based Employee Trust; – 1 578 260 to the Community Trust; – 10 160 049 to the Corporate Trust; – 1 676 901 to the Aka Capital Trust; – 923 342 to the Evergreen Trust; – 789 130 to the Non-executive Trust; – 9 469 560 to the Retail Trust; and – 3 945 650 to the WIPHOLD Trust;
"NGOs"	Non-Governmental Organisations
"NIB"	Nedcor Investment Holdings 101 Limited (formerly Nedcor Investment Bank Holdings Limited) (Registration number 1963/003972/06), a public company incorporated in the Republic of South Africa but no longer listed on the JSE;
"Non-executive directors"	non-executive directors of the Company;
"Non-executive directors Scheme"	the scheme in terms of which the Company will issue New Nedbank Group Shares to the Non-executive directors Trust for the benefit of existing and future Black non-executive directors of the Company;
"Non-executive directors Trust"	Nedbank Eyethu Non-executive directors Trust (Master's Reference number IT 5072/2005), which was established to operate and manage the Non-executive directors Scheme;
"Notional Commencement Amount"	– for the Black Business Partner Scheme R575.1 million, (being 97.5% of the value of the Scheme Shares at the Scheme Price); – for the Corporate Scheme R651.8 million (including Aka Capital); – for the Non-executive directors Scheme R43.45 million; – for the Retail Scheme R521.4 million, (being 75% of the value of the Scheme Shares at the Scheme Price less payment of the Par Value); and – for the Community Trust R65.2 million, (being 56.25% of the value of the Scheme Shares at the Scheme Price less the payment of the Par Value);
"Notional Dividend Rate"	the notional fixed dividend rate of 11.5% NACS per annum, except for the Black Business Partner Scheme where the rate is 8.00% NACS per annum, for purposes of determining the Notional Terminal Amount as per the BEE Scheme Agreements;
"Notional Penalty Rate	the notional fixed rate of the higher of 12% NACA or 110% of the prevailing Prime Rate at the time;
"Notional Terminal Amount"	a notional amount arithmetically derived according to the BEE Scheme Agreements for each of the External Stakeholder Schemes, which will essentially reflect: – the Notional Commencement Amount (in the case of the Retail Scheme only, the Notional Commencement Amount will decrease by the amounts paid by participants throughout the Scheme), plus – the aggregate consideration paid by the Company pursuant to the exercise by the Company of the Nedbank Group Call Option, plus

- an amount determined for each year (and compounded annually in arrears) by multiplying the Notional Dividend Rate by the Notional Commencement Value, plus
- in the case only of the Black Business Partner Scheme, 1.5% NACA multiplied by the value of the Scheme Shares at the Scheme Price;

"NSX"	the Namibian Stock Exchange;
"Old Mutual Group"	Old Mutual plc and its subsidiaries from time to time, including Mutual & Federal and the Company and their respective subsidiaries;
"Old Mutual Group Company"	the company within the Old Mutual Group that will provide the required funding of the Subscription Price payable for the New Nedbank Group Shares by each of the Community, Corporate, Non-executive directors and Retail Trusts;
"Old Mutual Group BEE Transaction"	the interrelated BEE transactions relating to the Company, Old Mutual plc and Mutual & Federal as detailed in This Document and in the circulars dated 15 June 2005 and 27 May 2005 sent to Mutual & Federal and Old Mutual plc ordinary shareholders respectively;
"Old Mutual plc"	Old Mutual plc (Registration number 03591559), a public company registered and incorporated in England and Wales, all the issued shares of which are listed on the London Stock Exchange and registered as an external company in each of South Africa (Registration number 1999/004855/10), Malawi (Registration number 5282), Namibia (Registration number F/3591559) and Zimbabwe (Registration number EI/99);
"Old Mutual (SA)"	Old Mutual (South Africa) Limited (Registration number 1998/012276/06), a company registered and incorporated in the Republic of South Africa and a wholly-owned subsidiary of Old Mutual plc;
"OMLACSA"	Old Mutual Life Assurance Company (South Africa) Limited (Registration number 1999/004643/06), a company registered and incorporated in the Republic of South Africa and a wholly-owned subsidiary of Old Mutual plc;
"Ordinary Share(s)" or "Nedbank Group Share(s)"	ordinary shares of R1.00 each in the issued share capital of the Company;
"Ordinary Shareholders"	holders of Ordinary Shares on the Register of shareholders of the Company;
"Par Value"	R1.00 per Ordinary Share;
"Performance Agreements"	agreements entered into between Nedbank and each of the Black Business Partner Trusts and the Aka Capital Trust which govern the setting of the performance criteria, the evaluation thereof and the Performance Fee (in respect of the Black Business Partner Trusts) and any variation in the Notional Dividend Rate (in respect of the Aka Capital Trust) arising therefrom;
"Performance Fee"	the fees payable from time to time by Nedbank to the Black Business Partner Trusts in terms of the Performance Agreement;
"Performance Fee Formula	in respect of any Review Period will be calculated in accordance with the following formula:

$$X = \frac{Y}{1-t} \times \frac{n}{12}$$

where:

X = the Performance Fee for the applicable Review Period;

Y = between R nil and R8 848 120;

t = the corporate tax rate on income applicable at the time; and

n = actual number of months in the applicable Review Period;

"Prime Rate"	means the publicly quoted prime rate of interest which Nedbank charges on overdraft facilities from time to time, nominal annual compounded monthly in arrear;
"Proposed Transaction"	the Proposed Transaction which focuses primarily on the issuing of 41 268 130 New Nedbank Group Shares for the purposes of BEE, which will be equal to approximately 9.47% in aggregate of the Company's issued share capital post the issue and equating to Black ownership of 11.5% of the value of the Nedbank Group's South African businesses: – 1.81% will be issued to the Black Business Partner Trusts for an initial payment of R1.87 per New Nedbank Group Share; – 5.44% will be issued to the Corporate, Retail, Non-executive directors and Community Trusts at R1.00 per New Nedbank Group Share; and – 2.23% will be acquired by the Employee Trusts at R74.75 per New Nedbank Group Share;
"Rand"	South African Rand, the official currency of the Republic of South Africa;
"Reference Price"	a value of R74.75 per Ordinary Share measured with reference to the 10 day volume weighted average price per Nedbank Group Share for the period leading up to and including 15 April 2005;
"Register"	the register of holders of Ordinary Shares;
"Reinvestment Shares"	shares of the Company subscribed for at the then Market Value by the Black Business Partner Trusts, in an aggregate amount equal to a fixed portion of any Performance Fee paid by the Company in terms of the Performance Agreement, as provided for in the Black Business Partner Agreement;
"Remuneration Committee"	the Nedbank Group Remuneration Committee from time to time;
"Retail Clients"	clients of Nedbank Retail, who meet the relevant qualifying conditions as set out more fully in This Document;
"Retail Scheme"	the scheme in terms of which Black Retail Clients of Nedbank will be entitled to subscribe for New Nedbank Group Shares, and will, subject to certain pre-approved conditions being fulfilled, receive one bonus share for every three New Nedbank Group Shares that they have so acquired;
"Retail Trust"	Nedbank Eyethu Retail Trust (Master's Reference number IT 5085/05), which was established to operate and manage the Retail Scheme;
"Review Period"	in respect of the Performance Agreement, performance will be measured at no less than two formal joint sessions per annum between the Black Business Partner Trusts and the relevant business units of Nedbank to review performance, progress and agree issues and strategies going forward;
"SADTU"	South African Democratic Teachers' Union;
"SA GAAP"	South African Generally Accepted Accounting Practice;
"SAMDP"	South African Medical and Dental Practitioners Association;
"SARB"	South African Reserve Bank;
"SATAWU"	South African Transport and Allied Workers Union;
"Scheme Price"	R74.75 per Nedbank Group Share;
"SENS"	the Securities Exchange News Service of the JSE;
"Session"	in the context of the Aka Capital Trust, a working session involving the Key Individuals from time to time, comprising up to half a day, but excluding Board meetings;

"Specific repurchase of the Ordinary Shares for cash"	the repurchase; – of an unknown quantity of New Nedbank Group Shares at a price not exceeding R1.00 per New Nedbank Group Share in terms of the Nedbank Group Call Option, save in the case of the Black Business Partner Scheme where the price shall not exceed R1.87 per New Nedbank Group Share; and/or – an unknown quantity of Capitalisation Shares and/or Reinvestment Shares at an aggregate price of R1.00 for all Capitalisation Shares so re-purchased and of R1.00 for all Reinvestment Share so re-purchased;
"Sphere"	Sphere Investments (Proprietary) Limited, a private company registered and incorporated in the Republic of South Africa (Registration number 2002/014002/07);
"STRATE"	STRATE Limited (Registration number 1998/022242/06), a company registered and incorporated in the Republic of South Africa, a clearing and settlement system used by the JSE to settle trades;
"Strike Price"	the price at which the options are exercised by employees, being: – R74.75 in the case of options granted on Implementation Date; and – in respect of options allocated at a future date, the 10-day volume weighted average price of Ordinary Shares as published by I-Net Bridge for that period;
"Student Sponsorship Programme"	Student Sponsorship Programme Umfundaze Trust (Master's Reference number IT 467/00);
"Subscription Price"	means R1.87 per New Nedbank Group Share in the case of the Black Business Partner Scheme, and R1.00 per New Nedbank Group Share in the case of each of the Community, Corporate, Non-executive directors and Retail Schemes;
"This Document"	this bound circular, dated 15 June 2005, including all annexures and attachments hereto;
"Trust Call Option(s)"	a call option granted by the Company in favour of the External Stakeholder Trusts ("the grantees"), in terms of which the grantees are entitled, but not obliged, to subscribe for up to such number of Ordinary Shares as is equal to the aggregate number of Ordinary Shares that the Company has acquired pursuant to the Nedbank Group Call Option, for a consideration per Nedbank Group Share equal to the Market Value per share;
"Vesting Date"	the date of vesting of Scheme Shares in the hands of Scheme Participants;
"WIPHOLD Consortium"	WIPHOLD Financial Services Number Two (Proprietary) Limited, a private company registered and incorporated in the Republic of South Africa (Registration number 2005/006441/07), the ordinary shares of which are held by WIPHOLD, Sphere, WIPHOLD NGO Trust, and W Luhabe;
"WIPHOLD Financial Services" or "WIPHOLD"	WIPHOLD Financial Services Holdings (Proprietary) Limited, a private company registered and incorporated in the Republic of South Africa (Registration number 2004/030563/07);
"WIPHOLD NGO Trust"	WIPHOLD NGO Trust (Master's Reference number IT 5743/04); and
"WIPHOLD Trust"	the WIPHOLD Financial Services Number Two Trust (Master's Reference number IT 5098/05), which was established to hold the interests of WIPHOLD Consortium in terms of the Black Business Partner Scheme, and which will subscribe for the New Nedbank Group Shares for purposes of the Black Business Partner Scheme.

NEDBANK
GROUP

NEDBANK GROUP LIMITED

(formerly NEDCOR LIMITED)

(Incorporated in the Republic of South Africa)
(Registration number 1966/010630/06)
Share code JSE: NED ISIN: ZAE000004875
("the Company")

Directors of the Company

W A M Clewlow* *(Chairman)*
M M Katz* *(Vice-Chairman)*
M L Ndlovu* *(Vice-Chairman)*
T A Boardman† *(Chief Executive Officer)*
C J W Ball‡
M W T Brown† *(Chief Financial Officer)*
R G Cottrell‡
B E Davison‡
N Dennis‡ *(British)*
B de L Figaji‡
R M Head* *(British)*
J B Magwaza‡
M E Mkwanazi‡
J V F Roberts* *(British)*
C M L Savage‡
J H Sutcliffe* *(British)*

† Executive
* *Non-executive*
‡ Independent non-executive

CIRCULAR TO ORDINARY SHAREHOLDERS OF THE COMPANY

PART 1 – PROPOSED TRANSACTION OVERVIEW

1. INTRODUCTION

On 19 April 2005 the Nedbank Group announced its intention to implement certain proposals in relation to the Proposed Transaction that will introduce Black ownership into the Nedbank Group.

Further information on the Proposed Transaction is set out in This Document, which also convenes a meeting of Ordinary Shareholders at which the Proposed Transaction will be considered. Please read This Document carefully and exercise your right to vote.

The table below shows the value of the Proposed Transaction and sets out how this equates, in percentage terms to the Nedbank Group's South African businesses. In addition the table sets out the Black shareholding in the Enlarged Share Capital.

	Proposed Transaction			Black ownership	
	New Nedbank Group Shares (million)	Indicative Market Value (R'm)	Shareholding (post issue of New Nedbank Group Shares) %	Shareholding (post issue of New Nedbank Group Shares) %	As a % of Nedbank Group's South African business value %
Employee Schemes	**9.70**	**725**	**2.23**	**2.09**	**2.57**
Black Executive Scheme	2.10	156	0.48	0.48	0.59
Black Management Scheme	5.26	393	1.21	1.21	1.49
Broad-based Employee Scheme	1.42	107	0.33	0.19	0.23
Evergreen Scheme	0.92	69	0.21	0.21	0.26
Client Schemes	**21.31**	**1 593**	**4.89**	**4.89**	**6.03**
Retail Scheme	9.47	708	2.17	2.17	2.68
Corporate Scheme	11.84	885	2.72	2.72	3.35
Non-executive directors Scheme	**0.79**	**59**	**0.18**	**0.18**	**0.22**
Black Business Partners	**7.89**	**590**	**1.81**	**1.81**	**2.23**
WIPHOLD Consortium	3.945	295	0.905	0.905	1.115
BRIMSTONE Consortium	3.945	295	0.905	0.905	1.115
Community Scheme	**1.58**	**118**	**0.36**	**0.36**	**0.45**
Total	**41.27**	**3 085**	**9.47**	**9.33**	**11.50**

The basis on which this table has been prepared is set out in paragraph 6 of This Document. The values in the column "Indicative Market Value" in the table above are based on R74.75 per share, being with reference to the volume weighted average price for the 10 days to 15 April 2005.

If the Proposed Transaction is implemented there will be a dilution of the current Ordinary Shareholders' shareholding in the Company due to the issue of the New Nedbank Group Shares.

2. PURPOSE OF THIS DOCUMENT

The purpose of This Document is to provide Ordinary Shareholders with relevant information regarding the Proposed Transaction and in particular:

- the specific issues of Ordinary Shares for cash detailed as follows:
  - 2 093 521 New Nedbank Group Shares to the trustees of the Black Executive Trust, at R74.75 per New Nedbank Group Share;
  - 5 261 076 New Nedbank Group Shares to the trustees of the Black Management Trust, at R74.75 per New Nedbank Group Share;
  - 3 945 650 New Nedbank Group Shares to the trustees of the BRIMSTONE Trust, at R1.87 per New Nedbank Group Share;
  - 1 424 991 New Nedbank Group Shares to the trustees of the Broad-based Employee Trust, at R74.75 per New Nedbank Group Share;
  - 1 578 260 New Nedbank Group Shares to the trustees of the Community Trust, at Par Value;
  - 10 160 049 New Nedbank Group Shares to the trustees of the Corporate Trust, at Par Value;
  - 1 676 901 New Nedbank Group Shares to the trustees of the Aka Capital Trust, at Par Value;
  - 923 342 New Nedbank Group Shares to the trustees of the Evergreen Trust, at R74.75 per New Nedbank Group Share;
  - 789 130 New Nedbank Group Shares to the trustees of the Non-executive directors Trust, at Par Value;
  - 9 469 560 New Nedbank Group Shares to the trustees of the Retail Trust, at Par Value; and
  - 3 945 650 New Nedbank Group Shares to the trustees of the WIPHOLD Trust, at R1.87 per New Nedbank Group Share,

which amounts to approximately 9.47% in aggregate of the Company's issued share capital post the Proposed Transaction;

- the specific repurchase of all or some of the New Nedbank Group Shares detailed above in relation to the External Stakeholder Trusts at a future date for cash, at a price per share not exceeding their issue price as set

out above and all or some of the Capitalisation Shares awarded to the External Stakeholder Trusts from time to time, at an aggregate price of R1.00, pursuant to the exercise by the Company of the Nedbank Group Call Option;

- the specific issue from time to time during the subsistence of the Performance Agreement of an unknown number of Nedbank Group Shares for cash, at the then Market Value per share, to the Black Business Partner Trusts, to accommodate the requirements in the Black Business Partner Agreement that the Black Business Partner Trusts reinvest into the Reinvestment Shares an amount equal to a specified portion of any Performance Fee paid to them;
- the specific repurchase at a future date for cash of all or some of the Reinvestment Shares beneficially owned by the Black Business Partner Trusts, at an aggregate price of R1.00, pursuant to the exercise by the Company of the Nedbank Group Call Option;
- the specific issue of Nedbank Group Shares detailed above in relation to the External Stakeholder Trusts pursuant to and to give effect to the exercise of the Trust Call Option by any persons so entitled, such issue not to exceed the number of the Nedbank Group Shares which are the subject of an exercised Nedbank Group Call Option;
- the specific issue from time to time, to participants in the Retail Scheme, of the New Nedbank Group Shares subscribed for by them in terms of that Scheme, at the relevant Subscription Price in terms of that Scheme, and the accompanying specific repurchase for cash pursuant to the exercise of the Nedbank Group Call Option of an equivalent number of New Nedbank Group Shares from the Retail Trust at the Par Value of the shares so repurchased; and
- to convene a general meeting of Ordinary Shareholders, in terms of the notice of general meeting forming part of This Document, at which meeting the special and ordinary resolutions required to approve and implement the Proposed Transaction will be proposed.

3. THE FSC

The FSC was signed in South Africa on 17 October 2003 and contains a commitment by the financial services industry to BEE. The FSC requires that each financial institution shall have a target for Black direct ownership equating in value to a minimum of 10% of its South African based business by 2010. For the purposes of the FSC, direct Black ownership means beneficial ownership of an equity interest by Black people together with control over the voting rights attaching to that equity interest by those Black people. In contrast, indirect Black ownership occurs where an institution or other investor owns equity in a company on behalf of Black beneficiaries and there is no direct participation by the beneficiaries in the voting of those shares. The Black ownership that will result from the Proposed Transaction means that this 10% requirement should be met by the Nedbank Group whilst also equipping the Nedbank Group to meet the FSC's objectives in relation to employment equity and other FSC targets.

The FSC does not have legal effect and consequently there would be no legal consequences for the Nedbank Group if the Proposed Transaction were not implemented. Rather, it is an industry-led commitment to which many major financial institutions are parties. Along with the financial sector, the majority of South Africa's other key industry sectors have developed, or are in the process of developing, charters which aim to achieve transformation within their sectors along similar lines to those outlined in the FSC. All BEE transactions completed to date in the financial services industry have used the FSC as the benchmark. The Proposed Transaction has been constructed in order to be consistent with the FSC, which the Board believes will ensure that the Nedbank Group is not at a competitive disadvantage to other financial services companies in South Africa.

In December 2004, the Department of Trade and Industry in South Africa released the first draft of the Codes of Good Practice for Broad-based Black Economic Empowerment ("Codes of Good Practice") that provides broad guidelines for the implementation of BEE in South Africa. If and when such Codes of Good Practice are approved, it is expected that they will form part of the legislative framework for the promotion of BEE provided by the Broad-Based Black Economic Empowerment Act 2003. While the Codes of Good Practice differ from the FSC in certain respects, as they are still in draft form it is not yet clear to what extent, if at all, the Codes of Good Practice will require changes to the FSC.

4. BACKGROUND AND RATIONALE

The Nedbank Group is committed to the delivery of innovative banking products and outstanding service that results in real benefit to its clients, suppliers, employees and shareholders whilst ensuring commitment to good corporate governance and upholding the highest ethical standards and values. The Nedbank Group is committed

to the long-term growth of the South African economy, in which the majority of South Africans were previously excluded from participation. In this regard, the Nedbank Group is committed to playing its part in redressing the legacy of the past and the creation of a sustainable economy that meets the needs of all South African people.

As an active participant in the development of the FSC, the Nedbank Group has committed itself to the aims of the FSC, which sets targets for financial sector participants (of which the Nedbank Group is one of many participants). The Nedbank Group views the FSC targets as a minimum for itself in the achievement of comprehensive transformation.

The Proposed Transaction involves an upfront economic cost (as described in paragraph 8.3) comparable with other financial services BEE deals. The Board believes that the long-term commercial benefits to be gained should exceed the initial and ongoing costs of implementing the Proposed Transaction, and that the Proposed Transaction will, if implemented, enhance the Nedbank Group's profile in its most important market and be likely to increase the motivation and retention of its staff in South Africa. Moreover, the Board believes that the Proposed Transaction is likely, in the longer term, to strengthen the Nedbank Group's growth prospects within South Africa, to attract additional business and bring about benefits for the Nedbank Group that it would otherwise be denied. The Board believes that if the Ordinary Shareholders do not vote in favour of the Proposed Transaction and BEE direct ownership is not introduced into the Nedbank Group's South African businesses, there could be a material adverse impact on the business, including the potential loss of certain existing business and the risk of not attracting certain new business.

The Proposed Transaction has been structured to include true broad-based participation through the inclusion of both employees and management, clients, professional bodies, entrepreneurs, as well as women's and community groupings throughout South Africa. The Proposed Transaction has been designed to complement the Nedbank Group's overall strategic objectives towards implementing broad-based empowerment in its business, as follows:

- positioning of Nedbank as a "bank for all";
- repositioning of the Nedbank brand in the retail segment with a potential increase in Retail Clients;
- assisting in the attainment of employment equity targets, particularly at senior employee levels;
- repositioning the bank internally and culturally to better serve the requirements of a changing external market, particularly in the retail banking market;
- improving market share in the public sector;
- assisting with targeted expansion and growth into Africa and specifically sub-Saharan Africa;
- protecting existing business and market share by meeting and exceeding the ownership and control requirements of the FSC;
- participating in a meaningful way in the development of emerging Black corporate clients and securing future growth together with these Corporate Clients;
- building on a leading position in the BEE financing market;
- rewarding employee and client loyalty; and
- aligning with the Nedbank Group's overall programme of promotion of women's interests.

Although the Proposed Transaction is aimed at assisting the Nedbank Group in complying with its obligations under the FSC, the Nedbank Group embraces the need for broad-based BEE and seeks to go beyond targets and mere compliance in a manner that will create meaningful broad-based change and stability in the South African economy.

5. PRINCIPLES OF THE PROPOSED TRANSACTION

5.1 Transformation

The Proposed Transaction has been designed to accelerate operational transformation in Nedbank Group's South African businesses. This extends to employment equity (particularly at the management level), client acquisition, strategies for underserved markets, profiling the Nedbank Group and community involvement. The Proposed Transaction is to be implemented as a part of the Nedbank Group's comprehensive approach to rapid transformation.

5.2 Broad-based approach

The Proposed Transaction has been designed to directly or indirectly benefit more than half a million Black South Africans across the country, including employees and management, clients and women's groups, Black

trade union members, professional bodies, entrepreneurs and communities. The Nedbank Group has sought to achieve an equitable balance between individuals who are internal and external to the Nedbank Group. In the process, the ultimate beneficiaries of the Proposed Transaction have been reviewed to ensure that no individual benefits unduly.

5.3 Alignment of value added to benefits received

Performance Agreements have been entered into with the Black Business Partner Trusts to ensure mutually beneficial, enduring partnerships. The Performance Agreements have been designed to incentivise the Black Business Partner Trusts by aligning the rewards that they receive under the Performance Agreements to the value that they add to the businesses. The proposals aim to balance the economic participation by internal and external individuals, the consequence of which is that no single external individual is likely to benefit more than the Nedbank Group's most highly paid South African employee.

5.4 Full economic benefits and voting rights

The Proposed Transaction has been structured to ensure that shareholders and beneficiaries have full voting rights and the economic benefits attached to equity ownership, thereby ensuring that the ownership requirements of the FSC are met. The Employee Trusts and the External Stakeholder Trusts have been structured so as to comply with the ownership and control requirements of the FSC in that the majority of trustees will be independent Black people and the majority of the beneficiaries will be Black people.

5.5 Objective of achieving benefits in excess of the estimated costs of the Proposed Transaction

The Proposed Transaction has been designed with the aim of achieving, over time, commercial benefits from their implementation that outweigh the initial costs (in terms of dilution) and ongoing costs to Ordinary Shareholders.

6. BASIS OF CALCULATIONS

The value of the Company's South African businesses is estimated to be R26.4 billion as at 15 April 2005. This is based on a valuation of R74.75 per Ordinary Share, (calculated with reference to the volume weighted average price on the JSE for the 10 days to 15 April 2005) multiplied by the number of shares in issue as at 15 April 2005 less a value of approximately R3 billion attributed to the Company's non-South African businesses. The value of non-South African assets is based on a valuation performed by JPMorgan. The total value of ownership under the Proposed Transaction is R3 085 million based on 41.27 million shares at R74.75 per share. Eliminating the white beneficiaries under the Broad-based Employee Scheme as detailed in paragraph 19.2 means that the total value of Black ownership is R3 040 million based on 40.67 million shares. On this basis, and taking into account JPMorgan's fair and reasonable opinion, the value of New Nedbank Group Shares allocated to Black people equates to 11.5% of the value of the Nedbank Group's South African businesses.

7. SUMMARY OF THE PROPOSED TRANSACTION

The Proposed Transaction comprises the following key groups and is subject to the various conditions precedent set out in paragraph 11.

7.1 Employees

The Nedbank Group recognises the importance of creating an employee and management complement that is representative of South Africa's demographics. Acknowledging that the Nedbank Group is not yet fully representative and that transformation must come from within the Nedbank Group, it is proposed to set aside R725 million worth of New Nedbank Group Shares in the Company to recruit and retain Black management and employees. At least fifty percent of the New Nedbank Group Shares will initially be distributed to an estimated 14 333 employees, of whom approximately 8 813 are Black, with the balance held in the Employee Trusts for distribution at a later stage (with the exception of 923 342 New Nedbank Group Shares issued to the Evergreen Trust whose beneficiaries will be Black people). Refer to paragraph 9.5 for further information on the Employee Schemes.

7.2 Clients

Part of the Nedbank Group's strategy is to focus on its Black clients. An aggregate of R440 million worth of New Nedbank Group Shares will be issued for the exclusive benefit of Black Retail Clients and Corporate Clients throughout South Africa. The Nedbank Group will determine the basis on which eligible groups are to participate in the Proposed Transaction. Refer to paragraph 9.2 for further information on the Client Schemes.

7.3 Communities

Since 1994, the Nedbank Group has invested millions of rands in community development around South Africa. It is proposed that R118 million worth of New Nedbank Group Shares will be issued to the Community Trust, and that the dividends thereon will be distributed to Black communities and charitable organisations throughout South Africa. Refer to paragraph 9.3 for further information on the Community Scheme.

7.4 Black Business Partners

WIPHOLD Consortium and BRIMSTONE Consortium have been chosen as active Black Business Partners to assist in growing and repositioning the business and driving its internal transformation. It is proposed that an aggregate of R590 million worth of New Nedbank Group Shares will be issued to the Black Business Partners. Further information on the Black Business Partners can be found in paragraph 9.1.

7.5 Non-executive directors

In order to align the interests of Black non-executive directors with other shareholders, an issue of R59 million worth of New Nedbank Group Shares is proposed for the benefit of four existing non-executive directors (B de L Figaji, J B Magwaza, M E Mkwanazi and M L Ndlovu) and two prospective non-executive directors (currently not appointed). The Non-executive directors Scheme does not and will not include any of the new appointments from the Black Business Partners and Business Development Partner referred to in paragraph 10.

8. OVERVIEW OF THE PROPOSED TRANSACTION

8.1 Creation of the External Stakeholder Trusts

Each of the External Stakeholder Trusts will subscribe for the relevant number of New Nedbank Group Shares. Each External Stakeholder Trust has been established for the specific purpose of subscribing for and holding the New Nedbank Group Shares, receiving Capitalisation Shares and exercising the rights attached to the New Nedbank Group Shares. The External Stakeholder Trusts may engage in matters ancilliary to these activities but may not undertake any other activities without the Company's written consent.

The External Stakeholder Trusts will subscribe for the New Nedbank Group Shares as follows:

- the BRIMSTONE Trust relating to BRIMSTONE Consortium, will subscribe, at R1.87 per share for 3 945 650 New Nedbank Group Shares amounting to approximately 0.91% of the Company's share capital after the implementation of the Proposed Transaction which equates to 1.12% of Nedbank Group's South African businesses;
- the WIPHOLD Trust relating to WIPHOLD Consortium, will subscribe, at R1.87 per share for 3 945 650 New Nedbank Group Shares, amounting to approximately 0.91% of the Company's share capital after the implementation of the Proposed Transaction which equates to 1.12% of Nedbank Group's South African businesses.
- the Corporate Trust will subscribe, at Par Value, for 10 160 049 New Nedbank Group Shares amounting to approximately 2.72% of the Company's share capital after the implementation of the Proposed Transaction, which equates to 3.35% of Nedbank Group's South African businesses;
- the Aka Capital Trust will subscribe, at Par Value, for 1 676 901 New Nedbank Group Shares amounting to approximately 0.38% of the Company's share capital after the implementation of the Proposed Transaction, which equates to 0.47% of Nedbank Group's South African businesses;
- the Community Trust will subscribe, at Par Value, for 1 578 260 New Nedbank Group Shares amounting to approximately 0.36% of the Company's share capital after the implementation of the Proposed Transaction, which equates to 0.45% of Nedbank Group's South African businesses;

- the Non-executive directors Trust will subscribe, at Par Value, for 789 130 New Nedbank Group Shares amounting to approximately 0.18% of the Company's share capital after the implementation of the Proposed Transaction, which equates to 0.22% of Nedbank Group's South Africa businesses; and
- the Retail Trust will subscribe, at Par Value, for 9 469 560 New Nedbank Group Shares amounting to approximately 2.17% of the Company's share capital after the implementation of the Proposed Transaction, which equates to 2.68% of Nedbank Group's South African businesses.

Collectively the External Stakeholder Trusts will subscribe for 31 565 200 New Nedbank Group Shares.

In addition four Employee Trusts will be established for the benefit of current and future employees and management of the Nedbank Group and funded directly by Nedbank, either by way of an interest-free loan or a grant as discussed in paragraph 17 below. Dividends will be applied to paying down the capital portion of the loan, or distributed to beneficiaries in the case of grant-funded New Nedbank Group Shares.

These four Employee Trusts will together subscribe for 9 702 930 New Nedbank Group Shares at R74.75 per share, resulting in a 2.23% shareholding in the Enlarged Share Capital of the Company. The individual shareholdings will be as follows:

- the Black Executive Trust will subscribe for 2 093 521 New Nedbank Group Shares. This comprises 0.48% in the Enlarged Share Capital of the Company, and equates to 0.59% of the value of Nedbank Group's South African businesses;
- the Black Management Trust will subscribe for 5 261 076 New Nedbank Group Shares. This comprises 1.21% in the Enlarged Share Capital of the Company, and equates to 1.49% of the value of Nedbank Group's South African businesses;
- the Broad-based Employee Trust will subscribe for 1 424 991 New Nedbank Group Shares. This comprises 0.33% in the Enlarged Share Capital of the Company, and equates to 0.23% of the value of Nedbank Group's South African businesses excluding the white participants; and
- the Evergreen Trust will subscribe for 923 342 New Nedbank Group Shares. This comprises 0.21% in the Enlarged Share Capital of the Company, and equates to 0.26% of the value of Nedbank Group's South African businesses.

Collectively the External Stakeholder Trusts and the Employee Trusts will subscribe for 41 268 130 New Nedbank Group Shares.

8.2 Funding for the subscription of the New Nedbank Group Shares

The Black Business Partner Trusts and the Aka Capital Trust will receive a capital contribution from their respective consortia members to fund the Subscription Price of the New Nedbank Group Shares. In the case of the Community Trust, the Corporate Trust, the Non-executive directors Trust and the Retail Trust, payment of the Par Value Subscription Price of the New Nedbank Group Shares will be funded entirely by the Old Mutual Group Company and repaid according to the provisions in paragraph 14.1. The funding mechanics are fully described in paragraph 14 below.

The four Employee Trusts will be funded by a combination of interest-free loans (in the case of the Evergreen Trust) and grants (in the case of the Broad-based Employee Trust) provided by Nedbank or a combination of an interest-free loan and a grant (in the case of the Black Executive Trust and the Black Management Trust). All Nedbank loans will be repaid out of the dividends received on the New Nedbank Group Shares subscribed for or on receipt by the Employee Trusts of the Strike Price on the options exercised by the relevant Scheme Participants.

8.3 Economic cost of the Proposed Transaction

The estimated economic cost of the Proposed Transaction using recognised financial risk pricing and valuation methodologies is R968 million. This cost was reviewed by JPMorgan as referred to in paragraph 6. This translates to 3.28% of the Indicative Market Value and 3.66% of the value of Nedbank Group's South African businesses as at 15 April 2005 and is broadly in line with other BEE transactions already concluded in the South African financial sector to date.

9. FURTHER DETAILS OF THE SCHEME PARTICIPANTS

9.1 Black Business Partner Scheme

WIPHOLD Consortium

The shareholders of WIPHOLD Consortium comprise WIPHOLD, which holds 80% of WIPHOLD Consortium, W Luhabe who holds an effective 2% of WIPHOLD Consortium, Sphere, which owns 15%, and WIPHOLD NGO Trust, which owns 3% of WIPHOLD Consortium. The shareholders of WIPHOLD Consortium have 1 200 direct beneficiaries and 18 000 indirect beneficiaries, as well as an additional 300 000 indirect beneficiaries through the WIPHOLD NGO Trust, whose constituent NGOs span all nine provinces. The WIPHOLD NGO Trust was established in 2004 with the aim of further enhancing the Black and female profile of WIPHOLD, as well as its broad base of beneficiaries. The beneficiaries of the WIPHOLD NGO Trust include, *inter alia*, DENOSA (80 000 women nurses nationally), SADTU (130 000 women teachers nationally) and SATAWU (20 000 women in the transport industry nationally).

WIPHOLD is a majority Black-owned company, with 60% of the shareholding in the hands of women. The shareholding of WIPHOLD is made up as follows: Old Mutual owns 32.5%, WIPHOLD Investment Trust owns 15%, WIPHOLD NGO Trust owns 17.5%, L Mojela and G T Serobe each own 7.5%, and the broader management of WIPHOLD which owns the remaining 20%.

L Mojela is the CEO of WIPHOLD and G T Serobe is the CEO of Wipcapital (Proprietary) Limited ("Wipcapital"), which is the financial subsidiary of WIPHOLD and is involved in, *inter alia*, fund management and stockbroking. Both women have extensive experience in the financial services arena and are a part of the original founding team of WIPHOLD. WIPHOLD was formed in 1994 and was listed in 1999 on the JSE. It delisted from the JSE in 2003.

WIPHOLD has strategic investments in financial services, telecommunications, gaming & leisure, manufacturing and power & automation sectors.

Sphere consists of individuals with experience in private equity and investment banking. Directors and management hold the majority shareholding of 57% in Sphere. The directors include I Kgaboelese, P Kingston, A Carim and M Denalane. 17.5% of Sphere's shareholding is reserved for broad-based groupings that have a particular focus on education and the economic upliftment of Black women. These groupings include, *inter alia*, Ditikeni Investment Company (an investment vehicle for 24 NGOs involved in education and training) and the Student Sponsorship Programme (offering scholarships to Black people). Nedbank owns 13% of Sphere, and the remaining 12.5% is owned by RMB Private Equity (Proprietary) Limited ("RMB Private Equity").

Conflicts of interest

WIPHOLD has interests in a number of financial services businesses including Wipcapital, which provides certain advisory services including corporate finance, asset and infrastructure finance; Wiptreasury Solutions (Proprietary) Limited which provides treasury services; and Legae Securities (Proprietary) Limited which provides stockbroking services and is a manager of hedge funds. These businesses compete in limited circumstances with certain businesses within the Nedbank Group. The Board does not consider this potential conflict to be material to the Nedbank Group as a whole and consider that the potential conflicts that may arise can be managed in the ordinary course of business.

RMB Private Equity, a subsidiary of FirstRand Bank Holdings Limited ("FirstRand Bank"), owns 12.5% of the shares in Sphere, which, as mentioned above, holds a 15% interest in the WIPHOLD Consortium. The businesses of FirstRand Bank compete with the Nedbank Group. Sphere also owns 70% of the ordinary shares in Sphere Private Equity (Proprietary) Limited ("Sphere Private Equity"), a recently incorporated company which provides private equity capital. In addition, Sphere and FirstRand Bank are indirect shareholders in Ethos Private Equity Limited ("Ethos"), a significant provider of private equity capital. These businesses compete with the Nedbank Group. Arrangements have been put in place to ensure, *inter alia*, that:

- confidential information concerning the business of the Nedbank Group will not be disclosed to FirstRand Bank or to Sphere Private Equity or to Ethos; and
- Sphere employees who are actively involved in the businesses of Sphere Private Equity or Ethos will not carry out any services for the Nedbank Group or have access to any information about the Nedbank Group.

The Board is satisfied that these arrangements will safeguard the confidential information and goodwill of the Nedbank Group and that consequently neither Sphere's interest in Sphere Private Equity or Ethos nor FirstRand Bank's interest in Sphere will have a detrimental effect on the business interests of the Nedbank Group.

Along with RMB Ventures (Proprietary) Limited ("RMB Ventures"), a member of the FirstRand Bank group, WIPHOLD is a co-investor in Wipprivate Equity Joint Ventures (Proprietary) Limited ("Wipprivate Equity"), which is an investment holding company. Wipprivate Equity holds two investments which are Avlock International (Proprietary) Limited and MCG Industries (Proprietary) Limited. WIPHOLD has no intention to make any future joint investments with RMB Ventures via Wipprivate Equity.

BRIMSTONE Consortium

The BRIMSTONE Consortium is led by BRIMSTONE, with BRIMSTONE holding a 67% interest in BRIMSTONE Consortium. BRIMSTONE is a broad-based BEE investment holding company with a current market capitalisation of approximately R300 million. It has strategic investments in the industrial, financial services and the healthcare sectors. BRIMSTONE was incorporated in 1995 as an investment vehicle for Black people and was listed on the JSE in 1998. Over 52% of BRIMSTONE's economic value is held by approximately 3 700 Black people. All the company's directors are Black and its operational management is also in Black hands. The company seeks to empower its staff through extensive employee participation in the equity of BRIMSTONE. Old Mutual (SA) holds 9.95% of BRIMSTONE's 'N' ordinary shares, which have limited voting rights.

The directors of BRIMSTONE include two of its original founding members, MA Enus-Brey, CEO, and F Robertson, executive Deputy Chairman, both of whom have extensive experience across the financial services sector. Professor J Gerwel, who is a non-executive director of OMLACSA, is the Chairman of BRIMSTONE's board.

Mtha holds the remaining 33% interest in BRIMSTONE Consortium. Mtha consists of:

- Chestnut Hill which is a 35% shareholder in Mtha. Its shareholders include Chairman B Ngcuka, S Ntsaluba, the non-executive Chairman and CEO of Amabubesi Investments (Proprietary) Limited, and T Tlelai who is the Chairman of the Tourism Business Council of South Africa; and
- Izingwe, a subsidiary company of Izingwe Capital (Proprietary) Limited, is also a 35% shareholder in Mtha. Izingwe's Chairman is S M Pityana, a former group executive director of NIB, and a former managing director of Strategic Business Development at Nedbank Corporate.

The remaining 30% shareholding in Mtha is owned by three broad-based black professional groups, each of which holds a 10% interest in Mtha. The black professional groups are the BLA, Nadel and SAMDP:

- BLA represents approximately 900 Black legal professionals and 300 Black legal students. It is a voluntary association whose objectives include the support and development of Black lawyers and the provision of legal education and services to the Black community;
- Nadel is a voluntary organisation of lawyers, which has the primary goal of ensuring access to justice for previously disadvantaged individuals. It also provides legal training; and
- SAMDP represents Black medical and dental practitioners and is active in the transformation of the health industry in South Africa.

Conflicts of interest

K Memani, a Chestnut Hill shareholder, is also a director and shareholder in African Merchant Bank Limited, which carries on a banking business that competes with the banking business of Nedbank. The Board has reviewed this potential conflict, and has taken steps to ensure that this potential issue is managed in terms of confidentiality, and also that K Memani will not be involved in any aspects of the Performance Agreements to be entered into pursuant to the Proposed Transaction, unless with the consent of the Nedbank Group.

9.2 Client Schemes

Retail Scheme

The Retail Scheme will invite new and existing Black Retail Clients to subscribe for New Nedbank Group Shares. Applicants, who must be Black as defined in the FSC, will subscribe for New Nedbank Group Shares through the Retail Trust. For every three New Nedbank Group Shares acquired, participants will qualify to receive one additional bonus share, subject to participants maintaining a primary transaction account with Nedbank for a period of three years from the first purchase of New Nedbank Group Shares (failing which Participants will immediately receive the three New Nedbank Group Shares acquired originally but will forfeit their entitlement to the bonus share award). Participants will be entitled to elect whether they wish to participate either through a lump sum payment or a monthly stop order. Participants will enjoy capital protection on their investment, provided that they maintain the requisite primary transaction account with Nedbank for the full period of three years.

Corporate Scheme

The Company has set aside a portion of the Proposed Transaction as part of an overall programme to develop Black corporate clients by assisting them in their growth opportunities and strategies. To this end, New Nedbank Group Shares under the Corporate Scheme will be made available primarily to existing Black corporate clients of the Nedbank Group, as well as to selected other Black clients and Black past partners of the Nedbank Group. It is anticipated that more than 20 participants will participate in the Corporate Scheme, including a portion not allocated upfront to cater for potential future relationships with corporate clients that are Black. This scheme will afford the Nedbank Group an opportunity to strengthen existing client relationships, while providing access to new business opportunities as these clients grow and prosper. The scheme will last for a period of six years from inception and will be structured on the basis described in paragraph 14 below.

The New Nedbank Group Shares will be held by the Corporate Trust on behalf of the Scheme Participants for six years from the date of purchase.

In the main, each participant in the Corporate Scheme will have a similar interest in the New Nedbank Group Shares so allocated and individual shareholders in each of the companies participating in the Corporate Scheme will not be permitted to benefit by more than an effective 0.04% of the New Nedbank Group Shares as a result of their shareholding in the participating company.

Business Development Partner

Aka Capital, a key corporate client (and previous partner of OMLACSA and the Nedbank Group in Quaystone Asset Management), will additionally fulfil the role of Business Development Partner and will be the single largest participant in the Corporate Scheme through the Aka Capital Trust. Aka Capital has been an important contributor to Nedbank Capital's business over the last few years, and this is anticipated to continue into the future. Aka Capital has undertaken, by entering into a detailed, binding Performance Agreement with the Company, to assist in developing the Nedbank Group's strategy in a number of key business areas in the Nedbank Capital and Nedbank Corporate clusters. The New Nedbank Group Shares will be held by the Aka Capital Trust on behalf of Aka Capital for six years, from the date of purchase.

Aka Capital was formed in 2001 and is one of South Africa's leading Black-owned private equity and investment holdings groups. Aka Capital benefits from a seasoned and professional leadership team that is well respected in business, government and the community. Aka Capital has a long-standing relationship with the Old Mutual Group, with OMLACSA and the Company each having a 20% interest in Aka Capital. The balance of the shareholding in Aka Capital is held by the directors, namely R Khoza with a 22.8% shareholding, S Nematswerani with a 18% shareholding and G Morolo with a 19.2% shareholding.

9.3 Community Scheme

The Community Trust will be run in conjunction with the existing community initiatives of the Nedbank Group. The Community Trust's aim is to supplement existing community social initiatives on a co-ordinated and consistent basis. The initial focus of the Community Trust will be the training of Small and Medium Enterprise entrepreneurs in basic business and financial skills.

9.4 Non-executive directors' Scheme

The three current Black non-executive directors excluding M L Ndlovu, namely B de L Figaji, J B Magwaza and ME Mkwanazi, and two prospective non-executive directors will each acquire an interest through the Non-executive directors Trust in 98 386 New Nedbank Group Shares constituting 0.025% of the current market capitalisation (0.0125% allocated upfront, with the balance allocated equally in years 2, 3 and 4 respectively). M L Ndlovu will acquire an interest in 196 772 New Nedbank Group Shares (allocated upfront) constituting 0.05% of the current market capitalisation of the Company in recognition of his additional responsibilities. The Non-executive directors Scheme is subject to a six year holding period i.e. the non-executive directors will be unable to trade their allocation in New Nedbank Group Shares. The structuring and funding of the Non-executive directors Scheme will be on the same basis as the Corporate Scheme. In order not to compromise non-executive directors' independence, no specific performance conditions will apply to individual non-executive directors' participation.

The issue and allotment of New Nedbank Group Shares to the individual Black non-executive directors is authorised according to Special Resolution number 1, contained in This Document.

9.5 Employee Schemes

Evergreen Scheme

It is intended that the Evergreen Trust will be a long-term holder of New Nedbank Group Shares and will utilise 50% of the dividends on the New Nedbank Group Shares issued to it to repay over time the funding provided by Nedbank to the Evergreen Trust with the remaining 50% (and after the Nedbank loan has been repaid, 100%) available to pay out grants to qualifying beneficiaries to meet social expenditure needs (education, health, etc). The proposed initial qualifying participants will be Black employees currently earning less than R83 455 per annum. Applications will be considered by the trustees and assessed on the basis of need.

Broad-based Employee Scheme

The Broad-based Employee Scheme will operate for the benefit of all qualifying employees who do not participate in any other share incentive scheme operated by the Nedbank Group. This scheme will operate for the benefit of both Black and white employees currently earning less than R278 482 per annum (the current entry level remuneration band for middle managers in terms of the FSC). Approximately 58% of the Scheme Participants will be Black. A free grant of New Nedbank Group Shares to the value of R7 500 per employee (pre-tax) will be made to all qualifying participants, with no vesting conditions applying, but participants are subject to a five year holding period.

Black Management Scheme

The Black Management Scheme will operate for the benefit of Black senior and middle management presently earning more than R278 482 per annum (the current entry level remuneration band for middle managers in terms of the FSC). The trustees, on instruction from the Remuneration Committee based on recommendations from the EXCO, will make awards and grant options at the ruling Strike Price to existing (approximately 60% of the New Nedbank Group Shares held by the Black Management Trust) and future (approximately 40% of the New Nedbank Group Shares held by the Black Management Trust) qualifying participants for retention and attraction purposes. The entitlement of participating employees to the New Nedbank Group Shares and options is conditional upon remaining in the Nedbank Group employ over the vesting period during which 33% of the New Nedbank Group Shares awarded of options granted will vest in years 4 and 5 and 34% in year 6. The options will have a life of 7 years. Vesting will not be linked to the achievement of any corporate performance targets.

Black Executive Scheme

The Black Executive Scheme will operate for the benefit of Black executives employed by Nedbank. The trustees, on instruction from the Remuneration Committee based on recommendations from EXCO, will make awards and grant options at the Strike Price to existing (approximately 40% of the New Nedbank Group Shares held by the Black Executive Trust) and future (approximately 60% of the New Nedbank Group Shares held by the Black Executive Trust) qualifying participants for retention and attraction purposes. The entitlement of such executives to the New Nedbank Group Shares and options is conditional upon remaining in the Nedbank Group employ over the vesting period during which 33% of the New Nedbank

Group Shares awarded of options granted will vest in years 4 and 5 and 34% in year 6. The options will have a life of 7 years. Vesting will not be linked to the achievement of any corporate performance targets.

10. PROPOSED APPOINTMENTS TO THE BOARD

Once the Proposed Transaction has been effected and all conditions precedent have been met, G T Serobe from WIPHOLD Consortium, MA Enus-Brey from BRIMSTONE Consortium and R Khoza from Aka Capital will be invited to join the Board.

11. CONDITIONS PRECEDENT TO THE PROPOSED TRANSACTION

The implementation of the Proposed Transaction is subject to the fulfilment of the following conditions precedent:

11.1 Approval by the requisite majority of Ordinary Shareholders in general meeting of all of the ordinary and special resolutions set out in the notice of general meeting attached to This Document;

11.2 Written notice having been received by the Company from WIPHOLD Consortium and BRIMSTONE Consortium that they have received all requisite shareholder approvals;

11.3 The Company and Nedbank obtaining the necessary regulatory approvals; and

11.4 Old Mutual plc being satisfied that each feature of the Old Mutual Group BEE Transaction shall have received all consents, sanctions and approvals to which each such feature is subject and that such feature will be implemented in accordance with its terms.

The last mentioned condition is capable of variation with Nedbank Group's and Old Mutual plc's approval and can be waived in whole or in part by Nedbank Group with Old Mutual plc's consent. Old Mutual plc has indicated that it will only vote in favour of the Proposed Transaction if its shareholders vote in favour of (in the form of a composite special resolution) the Old Mutual Group BEE Transaction in an extraordinary general meeting to be held on 6 July 2005 for this specific purpose.

12. EFFECT ON DIRECTORS' INTERESTS

Except for the effect on Black non-executive directors as a result of their participation in the Non-executive directors Scheme (as detailed in This Document), the effect of the Proposed Transaction on the interests of the directors who hold shares in the Company, details of which are set out in paragraph 26 to This Document, does not differ from its effect on the like interests of any other holder of Nedbank Group Shares, namely, the same dilution will affect the holdings of the directors.

13. OPINIONS AND RECOMMENDATIONS IN RESPECT OF THE PROPOSED TRANSACTION

13.1 Directors' recommendations

The Board recommends that the Ordinary Shareholders of the Company vote in favour of the Proposed Transaction and the resolutions to be proposed at the general meeting of Ordinary Shareholders to be held to consider the Proposed Transaction. In respect of their personal holdings in Nedbank Group, the relevant Board members intend to vote their Ordinary Shares in favour of the Proposed Transaction and the resolutions to be proposed at the aforementioned general meeting.

13.2 Position of Old Mutual plc

Subject to the obtaining of the necessary approvals of the shareholders of Old Mutual plc in general meeting, the court sanction of the scheme of arrangement and any other required approvals, the Old Mutual Group intends voting its Nedbank Group Shares in favour of the Proposed Transaction and the resolutions to be proposed at the general meeting of Ordinary Shareholders to be held to consider the Proposed Transaction. As detailed in paragraph 34, the shareholder funds in the Old Mutual Group beneficially owns 55.63% of Nedbank Group as at the Last Practicable Date.

13.3 Independent advisor's opinion

Although not required in terms of the Listings Requirements of the JSE, the Board appointed JPMorgan as an independent advisor to advise the Board on whether the terms and conditions of the Proposed Transaction

are fair and reasonable to the Company. JPMorgan has considered the terms and conditions of the Proposed Transaction and, based on a review of the information made available to it and discussions with management of the Nedbank Group, is of the opinion that the Proposed Transaction is fair and reasonable from a financial point of view, to the Company.

13.4 Senior counsel's view of the External Stakeholder Schemes

Nedbank Group has sought the opinion of senior counsel on the structure which it proposes to adopt for the above mentioned schemes and has been furnished with written opinions to the effect that the structure as devised and as described more fully in paragraph 14 below complies with the requirements of the Companies Act and in particular section 38 and section 92 thereof.

14. STRUCTURE

The Company has developed a mechanism for the External Stakeholder Schemes that largely eliminates the need for Scheme Participants to raise or access funding for their participation. This involves the Company issuing the New Nedbank Group Shares to the External Stakeholder Trusts at Par Value (and in the case of the Black Business Partners at R1.87 per share). At the end of the Lock-in Period of the External Stakeholder Schemes, the Company will be entitled to call back as many of the Nedbank Group Shares as, based on their then Market Value, equates in value to the Notional Terminal Amount, which will be determined according to the BEE Scheme Agreements. The fundamental parameters of the structure for each of the Schemes are set out below:

		Corporate Scheme	Non-executive directors' Scheme	Black Business Partners Scheme	Retail Scheme	Community Scheme
Participants	Aka Capital	Various	M L Ndlovu, B de L Figaji, J B Magwaza, M E Mkwanazi (and future participants)	BRIMSTONE Consortium and WIPHOLD Consortium	Various	Trust
Issue price of Scheme Shares	Par	Par	Par	R1.87 per share	Par	Par
Upfront amount paid by underlying participants (in the case of Community Scheme, Corporate Scheme, Non-executive directors Scheme and Retail Scheme, the upfront amount funded by Old Mutual Group Company)	Issue price of R1 676 901	Issue price of R10 160 049	Issue price of R789 130	Issue price of R14 756 731	Issue price of R9 469 560	Issue price of R1 578 260
Term	6 years	6 years	6 years	10 years	3 years	Initial period of 6 years
Notional Commencement Amount	R92.3 million	R559.4 million	R44.2 million	R575.1 million	R530.9 million	R66.4 million
Notional Dividend Rate (fixed NACS)	11.50% plus 1.00% for default	11.50%	11.50%	8.00% plus 1.50% of the Notional Commencement Amount	11.50%	11.50%
Performance Fee payable (dependant on level of performance delivered)	No	No	No	Yes	No	No

14.1 Black Business Partner, Corporate, Community and Non-executive directors Schemes

Separate Black-controlled special purpose trusts have been established for each consortium in the Black Business Partner Scheme, while similar separate Black-controlled trusts have been established for each of the Corporate (with a separate Aka Capital Trust), Community and Non-executive directors Schemes. The trusts have been set up so as to constitute a Black person for FSC purposes and governed by beneficiary elected trustees. All Nedbank Shares held in the trusts can only be voted once the beneficiaries have appointed these trustees, except in the case of the Community Trust where appropriate trustees will be selected from the trustees appointed to the Employee Trusts and External Stakeholder Trusts, by the beneficiaries. The latter trusts will subscribe for New Nedbank Group Shares at the Par Value and in the case of the Black Business Partner Trust the subscription will be at R1.87 per share which represents the 2.5% at-risk investment to be made by the Black Business Partners. This investment amounts to R14.8 million in total. In the case of Aka Capital, an at-risk investment equal to the Par Value per share will be made. The Par Value payment in respect of the Corporate Trust, the Non-executive directors Trust and the Community Trust will be funded by an arms' length floating rate loan from Old Mutual Group Company. The aggregate advance required for the Community, Corporate and the Non-executive directors Schemes equates to R12.48 million. The capital together with interest is to be repaid as a first charge against any cash dividends received on the New Nedbank Group Shares.

In terms of the Performance Agreements, the Black Business Partner Trusts will receive a cash Performance Fee (paid by Nedbank). The Black Business Partner Trusts will be entitled to retain in cash a portion thereof (commencing at 25% and increasing by 100 basis points each year up to a maximum of 30%) to settle their working capital requirements, plus an amount representing the tax liability on such fees. The Black Business Partners Trust will be required to apply the balance of the Performance Fee to subscribe for Reinvestment Shares at the then market price.

The External Stakeholder Trusts (other than the Retail Trust which is dealt with in paragraph 14.2 below) will each grant the Nedbank Group Call Option to the Company to acquire, at a price not exceeding the Subscription Price, so many of the initial Scheme Shares and all Capitalisation Shares and Reinvestment Shares, at the then Market Value of which equates to the Notional Terminal Amount. The Nedbank Group Call Option is exercisable after the expiry of the Lock-in Period. The effect of this option is that, subject to certain early trigger events, within a period of 20 Business Days after the end of the Lock-in period, the Company will be entitled but not obliged to exercise the Nedbank Group Call Option, failing which, the Nedbank Group Call Option shall lapse. The application of the formula referred to above, replicates materially the same economic consequences that would ensue if the Proposed Transaction were to have been funded by way of fixed rate preference share funding advanced at the relevant rate applicable to each of the External Stakeholder Schemes by the Company.

The Company will in turn grant the Trust Call Option to the External Stakeholder Trusts (other than the Retail Trust) to acquire, at the then Market Value, up to the equivalent number of Nedbank Group Shares as acquired by the Company in exercising the Nedbank Group Call Option. This is in order to enable refinancing such that the holding of the External Stakeholder Trusts in the Company is restored to up to 100 percent of the original issue. The Company's obligations under this call option will be settled by a fresh issue of Ordinary Shares, at their then Market Value. This call option may only be exercised in the event and to the extent that the Company exercises the Nedbank Group Call Option, and the External Stakeholder Trusts (other than the Retail Trust) shall, within a period of 20 Business Days thereafter (failing which the Trust Call Option shall lapse), be entitled but not obliged to exercise the Trust Call Option.

In relation to any future dividends, the Company will, through the period of the External Stakeholder Schemes, undertake semi-annual awards of Capitalisation Shares, with a cash dividend election. The External Stakeholder Trusts (other than the Retail Trust) will be required upfront to elect to receive Capitalisation Shares and to forego the cash dividend alternative. However, cash dividends will be paid to the External Stakeholder Trusts to meet their reasonable ongoing administration costs and to the External Stakeholder Trusts, other than the Aka Capital Trust and Black Business Partner Trusts, to enable them to settle and until such time as they have settled the Old Mutual Group Company funding in full.

14.2 Retail Scheme

A separate Black-controlled trust has been established to acquire New Nedbank Group Shares for the Retail Scheme, the beneficiaries of which will be the Black Retail Clients that subscribe for and pay for New Nedbank Group Shares in terms of the Scheme.

As with all the other trusts established for purposes of the various External Stakeholder Schemes, the Retail Trust itself has been set up so as to constitute a Black person for FSC purposes and governed by appropriate beneficiary appointed trustees, selected from the trustees appointed to the Employee Trusts and External Stakeholder Trusts. The trustees will hold and will vote the New Nedbank Group Shares held in the Retail Trust for the benefit of the beneficiaries. The Company will issue these New Nedbank Group Shares to the Retail Trust, at Par Value. The issue price will be advanced to the Retail Trust by the Old Mutual Group Company on the same terms as the funding for the Community, Corporate and Non-executive directors Trusts. The aggregate advance required for the Retail Scheme equates to R9.47 million.

The above will result in ownership of the full scheme allocation vesting in the Retail Trust, along with full voting and dividend entitlements. The Scheme Shares will have been issued as fully paid-up with an issue price of Par Value per share.

The Company will, through the medium of the Retail Trust, then offer Ordinary Shares for subscription to qualifying clients in terms of the Scheme, who will be invited to subscribe for "three" Ordinary Shares and receive "one" bonus New Nedbank Group Share through the payment either of a lump sum or a monthly stop order buy-as-you-go scheme. The allocation mechanics of this offer will be contained in the relevant offer documentation.

Upon payment for their "three" Ordinary Shares (at the ruling market value of a New Nedbank Group Share as published on I-Net Bridge at close of business on the last Business Day prior to time of payment by clients), by stop order or lump sum:

- Clients will become beneficiaries of the Retail Trust in respect of the relevant number of Ordinary Shares paid for and will forthwith acquire a vested right to receive dividends in respect of those allocated New Nedbank Group Shares from the Trust, once the Old Mutual Group Company funding has been settled in full;
- On behalf of clients, the Retail Trust will deposit the cash subscription monies with the Company (which will on-deposit the same with Nedbank), which will be held interest-free to cater for the capital protection conditionally provided for the participants;
- The Company will be required to issue and deliver the Ordinary Shares on the termination date being three years after the participants' initial instalment or lump sum payment. Subject to the capital protection mechanism referred to below, the Company can only settle this obligation by a fresh issue of Ordinary Shares on the termination date at the price per share paid by the participants, utilising the monies deposited. Participants will, however, at the end of the said three year period be entitled to require Retail Trust to return the cash subscription monies to them (representing the actual Subscription Price paid for their Ordinary Shares) in the event of the value of their shareholding in terms of the Retail Scheme (inclusive of bonus New Nedbank Group Share) being less at that time than the aggregate Subscription Price paid by them, i.e. there will in such event be no fresh issue of Ordinary Shares; and
- Nedbank Group will be entitled to exercise the Nedbank Group Call Option against the Retail Trust in respect of the same number of Nedbank Group Shares held by the Retail Trust as issued pursuant to the paragraph above. For illustrative purposes, assuming 100 Nedbank Group Shares are required to be issued in satisfaction of a participants subscription, Nedbank Group Limited will be entitled to re-purchase 100 Nedbank Group Shares from the Retail Trust. This ensures that the Retail Scheme does not result in any "double dilution" of existing shareholder interests. In addition, on the termination date, the Company will be entitled to exercise the Nedbank Group Call Option over so many of the New Nedbank Group Shares originally issued at Par Value to the Retail Trust and over any Capitalisation Shares then held by the Retail Trust as, based on the then Market Value, equates to the Notional Terminal Amount. The termination date will be the term of the Retail Scheme or the date of other prescribed termination events. The Strike Price of this call option will be R1.00 in the aggregate for all Capitalisation Shares and an amount per share not greater than the R1.00 Par Value per share of the originally issued New Nedbank Group Shares.

Participants in the stop order buy-as-you-go scheme will be contractually bound to continue their stop order payments for a period of 36 months from initial payment. Failure to meet this obligation will constitute a breach by the participant. The consequences of such a breach are:

- the participant will cease to qualify for any bonus shares and for the capital protection described above;
- Nedbank, in consultation with the trustees of the Retail Trust, will be entitled in its discretion to require the participant to abide by such contract or to disqualify the participant henceforth from the Retail Scheme (in the latter event Nedbank will only issue so many Ordinary Shares to the participant as represents the subscription monies actually paid by the participant).

Save as is required to settle the Old Mutual Group Company funding on New Nedbank Group Shares held by the Retail Trust as described in 14.1 above, the Retail Trust will be required to elect to receive Capitalisation Shares on the unallocated shares and bonus shares and to forego any cash dividend alternative. Once the Old Mutual Group Company funding is settled in full the trustees will be required to make an election for the participants whether to receive Capitalisation Shares or a cash dividend on allocated New Nedbank Group Shares.

The Notional Terminal Amount will be derived according to the BEE Scheme Agreements.

If, upon termination of the Retail Scheme, there remains a surplus of Nedbank Group Shares within the Retail Trust (after exercise of the Nedbank Group Call Option), such surplus will be distributed to an appropriate FSC compliant Black entity. If the terminal Market Value of the Nedbank Group Shares then remaining within the Retail Trust is less than the Notional Terminal Amount, 100% of the New Nedbank Group Shares will be called back by the Company at Par Value and cancelled.

15. BLACK BUSINESS PARTNER AGREEMENTS

15.1 Nominee:

- All New Nedbank Group Shares will be issued and allotted to a nominee which will hold such New Nedbank Group Shares on behalf of the Black Business Partner Trusts during the Lock-in-Period;
- The nominee will hold the New Nedbank Group Shares subject to a nominee mandate which will, *inter alia*, provide that the share will not be capable of disposal or encumbrance, unless the Black Business Partner Trusts instructs the nominee in writing to do so and Nedbank Group has countersigned such notice;
- BoE Trust Limited will be the nominee; and
- All New Nedbank Group Shares issued to the nominee, on behalf the Black Business Partner Trusts, will carry the right to, and rank in full, for all dividends or other distributions of the Nedbank Group which are declared, paid or made after the date of allotment and shall rank *pari passu* in all respects with Ordinary Shares in issue on date of allotment, including the right to vote at meetings of the members of the Nedbank Group. Beneficial ownership of the New Nedbank Group Shares shall reside in the Black Business Partner Trusts, including the aforementioned voting and dividend rights.

15.2 Representations, Undertakings and Warranties by the Black Business Partner Trusts include:

- The Black Business Partner Trusts are Black special purpose vehicles;
- The Black Business Partner Trusts will use their reasonable endeavours to assist the Nedbank Group to maximise its ownership points in terms of the FSC; and
- At least 50.1% of the ultimate economic beneficiaries of the Black Business Partner Trusts will be Black.

15.3 Key Individuals have been identified as the following persons:

For WIPHOLD Consortium,

- G T Serobe;
- L Mojela;
- W Luhabe; and
- H Sonn.

For BRIMSTONE Consortium,

- F Robertson;
- M A Enus-Brey;
- S N Pityana; and
- B T Ngcuka.

15.4 Events resulting in early termination include:

- The Black Business Partner Trusts or any key individual or representatives of the Black Business Partner Trusts, during the Lock-in-Period:

- making an investment in any Competing Business;
- carrying on a Competing Business; and
- entering into an agreement with any third party which will create a conflict of interest with any of the businesses of the Nedbank Group,

except as permitted specifically by the Company in the Black Business Partner Agreements;

- Any Competitor becoming a shareholder of the Black Business Partner Trust or acquiring an indirect economic benefit in respect of any New Nedbank Group Shares acquired by the Black Business Partner Trust in terms of the Black Business Partner Agreement;
- Until the Performance Agreement is terminated or cancelled, fifty percent or more of the key individuals of the Black Business Partner Trust having been removed or departed from positions of influence or control over the Black Business Partner Trust without being replaced by an acceptable replacement; and
- There is a removal or departure of fifty percent or more of the human resources (including key individuals) which are required to provide contributions in terms of the Performance Agreement.

The Black Business Partner Agreement will operate until 1 January 2015, unless terminated by any of the parties on or after 31 October 2008, or validly terminated by other means. Should either the Company or the Black Business Partner Trusts elect to terminate the agreement on or after 31 October 2008, it will give the other one month's written notice.

15.5 Consequence of early termination

Early termination events during the Lock-in-Period as described above, which are not remedied or do not cease to exist entitle the Company, subject to the terms and conditions of the Black Business Partner Agreements, to:

- Apply the Notional Penalty rate as the Notional Dividend Factor until the termination event is remedied or ceases to exist; or
- Exercise the Nedbank Group Call Option to terminate the participation of the Black Business Partner Trusts in the Proposed Transaction. Depending on the nature and/or timing of the early termination event, this will entail the forfeiture by the Black Business Partner Trusts of between 10% and 100% of their holding of Nedbank Group Shares and capital appreciation thereon. Further details are included in the Black Business Partner Agreement available for inspection as per paragraph 41.

15.6 Performance Agreements:

- The Performance Agreements will be entered into by each of the Black Business Partner Trusts and Nedbank;
- The performance criteria and evaluation thereof applicable to each Black Business Partner Trust for the first review period, being the period from the Closing Date to 31 October 2006, will be reflected in the Performance Agreements;
- The performance criteria and evaluation for each subsequent review period will be determined in joint planning sessions between the Black Business Partner Trusts and the relevant Nedbank business unit;
- The Performance Fees will be determined according to the Performance Fee Formula; and
- The Performance Agreements will operate until 1 January 2015 unless terminated by any of the parties after 31 October 2008.

15.7 Corporate Actions

Any corporate action which affects the Company or its shareholders shall:

- where an offer is made, or a scheme is proposed which could result in a change of control of the Company, then the Black Business Partner Trust is entitled to offer the remaining Scheme Shares to the offeror subject to the offeror succeeding in effecting the change of control, and if the offer is successful, the Black Business Partner Trust shall be entitled to oblige the Company to exercise the Nedbank Group Call Option to enable the Black Business Partner Trust to comply with the aforegoing;
- where it results in a dilution of the percentage effective interest of the Black Business Partner Trust in the share capital of the Company, have no effect on the Black Business Partner Agreement;
- save as specifically provided for in the Black Business Partner Agreement, where it results in a dividend distribution other than cash, or the issue of bonus shares, become part of the assets of the Black Business Partner Trust;

- where it results in the number of Nedbank Group Shares acquired pursuant to the Black Business Partner Agreement changing, as a result of a sub-division or consolidation of Nedbank Group Shares, have the effect of adjusting accordingly the number of Nedbank Group Shares acquired by the Black Business Partner Trust;
- where it results in the Black Business Partner Trust being allocated nil paid rights pursuant to a rights issue by the Company or the right to acquire additional shares pursuant to an open offer by the Company, it shall sell such rights in the market or to the Black Business Partner Trust shareholders at the Market Value thereof; and
- where it has any result other than set out in the Black Business Partner Agreement, be considered by the Company and the Black Business Partner Trust to determine an equitable outcome. If consensus cannot be reached, it will be referred to independent advisors and if no agreement can be reached then the Black Business Partner Agreement will continue to be in force and effect as affected by the corporate action.

16. AKA CAPITAL AGREEMENT

The Aka Capital Agreement has been signed between Aka Capital Trust, Aka Capital and the Company and serves to set out the activities to be undertaken by Aka Capital and the evaluation thereof:

16.1 Activities to be undertaken by Aka Capital:

- alerting the Company to anticipated tender offerings;
- assisting the Company in formal strategic account planning sessions as well as facilitating engagement with potential public sector or parastatal clients;
- leveraging relationships with individuals or organisations to facilitate engagement with potential public sector or parastatal clients of the Company and the funding of infrastructure projects; and
- identifying and developing new clients and opportunities for the Company's Public Sector business (including assisting in further developing relationships of the Company with development funding institutions) and the Company's business groups within certain specified sectors in which Aka Capital has particular strengths.

16.2 Sessions

Aka Capital shall perform the various activities described in paragraph 16.1 above for the Company through the attendance and participation by certain Key Individuals at various Sessions. The Aka Capital Key Individuals shall be obliged to attend a minimum number of pre-determined Sessions per year during the Lock-in Period.

16.3 Aka Capital Key Individuals have been identified as the following persons:

- R Khoza;
- S Nematswerani; and
- G Morolo.

16.4 Assessment of Activities and Sessions:

- The Company and Aka Capital shall meet on an annual basis to discuss the areas and aspects on which the Company requires Aka Capital to focus during the following year and agree upon the number, subject matter and content of the Sessions to be held for the following year; and
- At the end of each year during the Lock-in Period the Company will conduct a final detailed annual performance review of Aka Capital's contribution to the Company.

16.5 Undertakings by Aka Capital

- Aka Capital, its subsidiaries and Key Individuals shall, on a reasonable efforts basis, exclusively utilise the transactional banking and related services and/or products offered by Nedbank from time to time, and shall, on a reasonable efforts basis, encourage its employees and affiliates to primarily utilise such services;
- Aka Capital shall, and, on a reasonable efforts basis, procure that the Key Individuals, partially-owned subsidiaries and any fund of which Aka Capital is the majority beneficiary and/or over which Aka Capital has management control shall not, subject to certain exceptions:

  - make any investment in any Competing Business;
  - carry on a Competing Business; and/or
  - enter into any agreement or arrangement with any third party which will create a conflict of interest for Aka Capital, its subsidiaries or affiliates with the business of any member of the Nedbank Group;
- Aka Capital shall on a reasonable efforts basis, procure that its subsidiaries, and encourage that its affiliates, shall grant the Nedbank Group a right of first refusal to provide Aka Capital with any funding and/or advisory services that it may require from time to time and shall, on a reasonable efforts basis, be obliged to appoint Nedbank to provide such services if Nedbank is willing to provide such services on market related and competitive terms;
- If a transaction is introduced to Aka Capital by Nedbank, Aka Capital shall be obliged to utilise Nedbank for any funding and/or advisory services that may be required arising out of the transaction; and
- If a transaction is introduced to Aka Capital by a financial institution other than Nedbank and if such transaction presents the opportunity for any funding and/or advisory services to be provided by a financial institution other than the financial institution which approached Aka Capital, Aka Capital shall, on a reasonable efforts basis, endeavour to introduce such financial institution to Nedbank for the purposes of such financial institution engaging with Nedbank in order to ascertain whether Nedbank could be afforded the opportunity to provide any additional funding or advisory services that may be required.

16.6 Events of Default

The Aka Capital Agreement envisages certain events of default in the event that Aka Capital fails to satisfactorily perform its obligations. The penalties on the occurrence of any unremedied events of default range from the increase of the Notional Dividend Rate applicable to Aka Capital by 1% NACS to Aka Capital ceasing to be a beneficiary of the Aka Capital Trust.

PART 3 – EMPLOYEE SCHEMES

Independent Employee Trusts will be established for each of the Employee Schemes described in this section. Trustees of each of the Employee Trusts will be Black individuals whose responsibilities will include the administration of each of the Employee Trusts in accordance with their rules.

17. BLACK EXECUTIVE SCHEME

17.1 Introduction

The Black Executive Scheme will assist the Nedbank Group in attracting and retaining senior management and executive level permanent Black employees. Awards made under the Black Executive Scheme will be in addition to any awards participants may receive under the LTIP or any other Nedbank incentive scheme.

17.2 Beneficiaries

The beneficiaries of the Black Executive Trust will be up to 50 individuals selected, from time to time, by the Remuneration Committee, upon recommendation from EXCO, from the ranks of senior managerial and executive level Black employees within Nedbank.

17.3 Trustees

The initial trustees appointed upon formation of the trust will be individuals nominated by the Board. These trustees will be obliged in terms of the trust deed to facilitate the election of three trustees from within the ranks of the selected beneficiaries. Only once these trustees have been appointed can the trustees vote the Nedbank Shares held by the Black Executive Trust. Once this election has occurred, the initial trustees are obliged to resign once letters of authority are issued for the elected trustees by the Master of the High Court. An election of trustees occurs every three years, with the incumbent trustees resigning upon the issue of letters of authority to the newly elected trustees. The trustees will be required to act in the interests of the beneficiaries at all time.

17.4 Funding and Subscription

Nedbank will extend R156 000 000 to the Black Executive Trust, R40 000 000 as a grant and R116 000 000 as an interest-free loan. The total amount will be applied by the trustees towards the subscription for New Nedbank Group Shares, and will be immediately allotted and issued at the price of R74.75 per share to the Black Executive Trust for administration in terms of its rules. Upon subscription, the Black Executive Trust will own the Nedbank Group Shares outright, and will therefore receive all dividends in respect of those shares, and the trustees will vote those shares in accordance with paragraph 17.7 below.

17.5 Awards and Benefits

The value of all awards will be determined by the Remuneration Committee on the recommendation of EXCO as referred to in paragraph 17.2. The maximum value of any award, if any, shall be determined by the Remuneration Committee.

Every award will be made at the commencement of the beneficiary's participation in the Black Executive Scheme and will consist partly of New Nedbank Group Shares granted free of consideration subject to restrictions and partly of options to acquire New Nedbank Group Shares at the Strike Price.

In respect of each award, options may be exercised and the New Nedbank Group Shares will become unrestricted in accordance with the following vesting periods:

- 33% on the fourth anniversary of the date of the award;
- 33% on the fifth anniversary of the date of the award; and
- 34% on the sixth anniversary of the date of the award.

All options that are the subject of an award must be exercised before the seventh anniversary of the date of the award.

Beneficiaries will be liable to pay the Strike Price for the New Nedbank Group Shares that are the subject of any option on the exercise date of the option, and thereafter those New Nedbank Group Shares will be transferred to the beneficiary concerned. On each vesting date the New Nedbank Group Shares, previously granted, will be transferred from the Black Executive Trust into the name of the beneficiary.

A beneficiary will cease to participate in the Black Executive Scheme and will forfeit his or her unvested rights under any award if such beneficiary's employment with the Nedbank Group terminates before the date upon which those rights vest, other than in circumstances such as the retirement, retrenchment, redundancy, death, permanent disability or permanent incapacity of the beneficiary.

17.6 Distributions

All dividends paid or other cash distributions made in respect of the New Nedbank Group Shares held by the Black Executive Trust in respect of which options have been granted or which are not the subject of an award, will be applied towards the repayment of the loan from Nedbank and thereafter towards the payment of the costs and expenses of the administration of the Black Executive Trust. Non-cash distributions in respect of these New Nedbank Group Shares will be sold by the trustees and the proceeds used for the same purposes.

All dividends or other distributions made in respect of New Nedbank Group Shares granted in an award subject to restrictions shall be paid or distributed to the beneficiaries to whom those New Nedbank Group Shares were awarded.

17.7 Control

The beneficiaries shall, in respect of New Nedbank Group Shares awarded to them subject to the vesting restrictions, be entitled to direct the manner in which the trustees shall exercise the voting rights of those shares for the period that the Black Executive Trust remains the registered owner of such New Nedbank Group Shares.

The trustees will be entitled to vote all the New Nedbank Group Shares held in the Black Executive Trust which are not the subject of unexercised options nor of any award in such manner as they may determine at their discretion, in accordance with their fiduciary duties and the Company shall have no influence on the manner in which those shares are voted.

17.8 Duration

It is intended that the Black Executive Scheme shall only remain open for new beneficiaries until the total number of beneficiaries who participate in or who have received awards under the Black Executive Scheme reaches a maximum of 50. All surplus New Nedbank Group Shares in the Black Executive Trust will thereafter be sold and the proceeds applied to settle any outstanding loan to Nedbank or transferred to another new or existing trust established for the benefit of Black employees of Nedbank. Under no circumstance will surplus shares revert to the Company.

17.9 Adjustment of Awards

In the event of a rights offer, a consolidation, subdivision, conversion, reduction or any other alteration of the issued share capital of the Company which the Board believes justifies an adjustment to the awards made under the Black Executive Scheme, it shall be entitled to direct that the trustees adjust the number and/or the nominal value of the New Nedbank Group Shares awarded subject to the vesting restrictions, and/or those New Nedbank Group Shares in respect of which options have been granted.

17.10 Changes in Control

If the Company becomes a subsidiary of any company as a result of a take-over, reconstruction or amalgamation which makes provision for the trustees or the beneficiaries to receive shares in the new company in exchange for the New Nedbank Group Shares in the Black Executive Trust, irrespective of whether they are the subject of an award or not, those New Nedbank Group Shares shall be exchanged at the same price and upon the same terms and conditions and in the same proportion as the majority shareholders sell or dispose of their Ordinary Shares. All awards to beneficiaries shall be adjusted by the trustees accordingly.

18. BLACK MANAGEMENT SCHEME

18.1 Introduction

The Black Management Scheme will assist the Nedbank Group in attracting and retaining senior and middle managerial-level permanent Black employees. Awards made under the Black Management Scheme will be in addition to any awards participants may receive under the LTIP or any other Nedbank incentive scheme.

18.2 Beneficiaries

The beneficiaries of the Black Management Trust will be Black individuals currently earning more than R278 482 per annum (i.e. the current entry level remuneration band for middle management as per the FSC) selected, from time to time, by the Remuneration Committee on the recommendation of EXCO from the ranks of senior and middle level Black managerial employees within Nedbank. It is envisaged that approximately 850 Black employees will ultimately benefit from the Black Management Scheme.

18.3 Trustees

As with the Black Executive Scheme, the initial trustees will be individuals nominated by the Nedbank Group and all further trustees will be Black individuals elected, every three years, by the beneficiaries from their own ranks. Only once these trustees have been appointed can the trustees vote the Nedbank Shares held by the Black Management Trust. The provisions of paragraph 17.3 above shall apply equally to the trustees of the Black Management Scheme.

18.4 Funding and Subscription

Nedbank will extend R393 000 000 to the Black Management Trust, R33 000 000 as a grant and R360 000 000 as an interest-free loan. The total amount will be applied by the trustees towards the subscription of New Nedbank Group Shares, which will be immediately allotted and issued at R74.75 per share to the Black Management Trust for administration in terms of its rules. Upon subscription, the Black Management Trust will own Nedbank Group Shares outright and will therefore receive all dividends in respect of those shares and will vote those shares in accordance with paragraph 18.7 below.

18.5 Awards and Benefits

The value of all awards will be determined, or established in accordance with guidelines set, by the Remuneration Committee as referred to in paragraph 18.2. The maximum value of any award, if any, shall be determined by the Remuneration Committee.

Every award will be made at the commencement of the beneficiary's participation in the Black Management Scheme and will consist partly of New Nedbank Group Shares granted free of consideration, but subject to restrictions and partly of options to acquire New Nedbank Group Shares at the Strike Price.

In respect of each award, options may be exercised and the New Nedbank Group Shares will become unrestricted in accordance with the following vesting period:

- 33% on the fourth anniversary of the date of the award;
- 33% on the fifth anniversary of the date of the award; and
- 34% on the sixth anniversary of the date of the award.

All options that are the subject of an award must be exercised before the seventh anniversary of the date of the award.

Beneficiaries will be liable to pay the Strike Price per share for the New Nedbank Group Shares that are the subject of any option on the exercise date of the option, and thereafter ownership of the New Nedbank Group Shares will be transferred to the beneficiary concerned. On each Vesting Date the New Nedbank Group Shares that are granted in an award subject to restriction will be transferred from the Black Management Trust into the name of the beneficiary.

A beneficiary will cease to participate in the Black Management Scheme and will forfeit his or her unvested rights under any award if such beneficiary's employment with Nedbank terminates before the date upon which those rights vest, other than in circumstances such as retirement, retrenchment, redundancy, death, permanent disability or permanent incapacity of the beneficiary.

18.6 Distributions

All dividends paid or other cash distributions made in respect of the New Nedbank Group Shares held by the Black Management Trust in respect of which options have been granted or which are not the subject of an award, will be applied towards the repayment of the loan from Nedbank and thereafter towards the payment of the costs and expenses of the administration of the Black Management Trust. Non-cash distributions in respect of these New Nedbank Group Shares will be sold by the trustees and the proceeds used for the same purposes.

All dividends or other distributions made in respect of New Nedbank Group Shares granted in an award subject to restrictions shall be paid or distributed to the beneficiaries to whom those New Nedbank Group Shares were awarded.

18.7 Control

The beneficiaries shall, in respect of New Nedbank Group Shares awarded to them subject to vesting restrictions, be entitled to direct the manner in which the trustees shall exercise the voting rights of those shares for the period that the Black Management Trust remains the registered owner of such New Nedbank Group Shares.

The trustees will be entitled to vote all the New Nedbank Group Shares held in the Black Management Trust which are not the subject of unexercised options nor of any award, in such manner as they may determine at their discretion and in accordance with their fiduciary duties and the Company shall have no influence on the manner in which those shares are voted.

18.8 Duration

It is intended that the Black Management Scheme shall only remain open for new beneficiaries until the total number of New Nedbank Group Shares in the Black Management Trust have been awarded to beneficiaries or until the tenth anniversary of the date upon which the Black Management Scheme is established, whichever occurs sooner. All surplus New Nedbank Group Shares in the Black Management Trust will thereafter be transferred to another new or existing trust established for the benefit of Black employees of Nedbank. Under no circumstance will surplus shares revert to the Company.

18.9 Adjustment of Awards

In the event of a rights offer, a consolidation, subdivision, conversion, reduction or any other alteration of the issued share capital of the Company which the Board believes justifies an adjustment to the awards made under the Black Management Scheme, it shall be entitled to direct that the trustees adjust the number and/or the nominal value of the New Nedbank Group Shares awarded subject to restrictions and/or those New Nedbank Group Shares in respect of which options have been granted.

18.10 Changes in Control

If the Company becomes a subsidiary of any company as a result of a take-over, reconstruction or amalgamation which makes provision for the trustees or the beneficiaries to receive shares in the new company in exchange for the New Nedbank Group Shares in the Black Management Trust, irrespective of whether they are the subject of an award or not, those New Nedbank Group Shares shall be exchanged at the same price and upon the same terms and conditions and in the same proportion as the majority shareholders sell or dispose of their Ordinary Shares in the Company. All awards to beneficiaries shall be adjusted by the trustees accordingly.

19. BROAD-BASED EMPLOYEE SCHEME

19.1 Introduction

The Broad-based Employee Scheme is intended as a grant to all permanent employees of Nedbank as at the date of the implementation of the Broad-based Employee Scheme below middle management, to create a sense of inclusion within the overall Proposed Transaction.

19.2 Beneficiaries

The beneficiaries of the Broad-based Employee Trust will be all permanent employees of Nedbank, of which 58% are Black, who are classified below middle management level as per the remuneration band defined in the FSC, and who do not participate in any other equity share incentive scheme within the Nedbank Group.

19.3 Trustees

The trustees will be independent individuals nominated by the Board. The nature of the Broad-based Employee Trust is such that beneficial ownership of the Nedbank Group Shares passes to the employee beneficiaries from the outset, and the function of the trustees is simply to ensure that the terms of the trust

are adhered to, which will ensure that the provisions of section 8B of the Income Tax Act are complied with. The trustees will not have discretion to vote any shares registered in the name of the trust if they do not receive voting instructions from the beneficiaries. Dividends will be paid to employee beneficiaries.

19.4 Funding and Subscription

Nedbank will grant to the Broad-based Employee Trust R107 000 000. This amount will be applied by the trustees towards the subscription for New Nedbank Group Shares, which will immediately allot and issue that number of New Nedbank Group Shares, at R74.75 per share, to the Broad-based Employee Trust for allocation to employee beneficiaries in terms of the trust deed.

19.5 Awards

On the implementation of the Broad-based Employee Scheme, the trustees will grant to each beneficiary, free of consideration, so many New Nedbank Group Shares as equates to R7 500 at a reference price of R74.75 based on the 10 day volume weighted average price of the New Nedbank Group Shares immediately prior to the date of the announcement of the Proposed Transaction.

All awards made by the Broad-based Employee Trust will vest in the beneficiaries immediately, provided that as a condition to their acceptance of benefit under the Broad-based Employee Scheme, all beneficiaries will agree not to trade or otherwise deal with or encumber the New Nedbank Group Shares awarded to them in any way for a period of five years after the date on which the awards are made. During this five-year period the Broad-based Employee Trust will remain the registered owner of the New Nedbank Group Shares the subject of awards as nominee for the beneficiaries.

19.6 Distributions

All dividends paid or other cash distributions made in respect of the New Nedbank Group Shares that are awarded to employee beneficiaries will accrue to the benefit of the beneficiaries, provided that non-cash distributions will be subject to a 5-year restriction period from Implementation Date.

19.7 Control

The beneficiaries shall, in the proportions in which New Nedbank Group Shares have been awarded to them, be entitled to direct the manner in which the trustees shall exercise their voting rights for the period that the Broad-based Employee Trust remains the registered owner of such New Nedbank Group Shares.

The trustees will not be entitled to vote any of the New Nedbank Group Shares held in the Broad-based Employee Trust in respect of which they do not receive directions.

19.8 Duration

It is intended that the Broad-based Employee Scheme will be wound up as soon as possible after all the New Nedbank Group Shares are transferred to beneficiaries or sold on their behalf, which will take place five years after Implementation Date.

20. EVERGREEN SCHEME

20.1 Introduction

The Evergreen Scheme is intended to assist in meeting the financial needs, on a case by case basis or otherwise as determined by the trustees, of qualifying permanent Black employees of Nedbank.

20.2 Beneficiaries

The beneficiaries of the Evergreen Trust will be selected from time to time, from the ranks of all permanent Black employees of Nedbank whose income falls below 50% of the lowest salary band set out in the FSC from time to time. At present the scheme will benefit permanent Black employees that earn a guaranteed gross package of less than R83 455 per annum.

20.3 Trustees

The initial two trustees will be appointed by the Board and an additional three trustees will be nominated by the beneficiaries after implementation of the Proposed Transaction. Only once these trustees have been appointed can the trustees vote the Nedbank Shares held by the Evergreen Trust. The trustees will be obliged to act in the best interests of the beneficiaries, and the Company will not hold any influence over the conduct of their duties as trustees. Each of the independent trustees must be present at a meeting of trustees in order for there to be a quorum, with the vote of each trustee carrying equal weight.

20.4 Funding and Subscription

Nedbank will lend the Evergreen Trust R69 000 000 on an interest-free basis. This amount will be applied by the trustees towards the subscription for New Nedbank Group Shares, which will immediately allot and issue that number of New Nedbank Group Shares, as is determined in relation to the prevailing market price of the New Nedbank Group Shares at the time, to the Evergreen Trust for administration in terms of its rules.

20.5 Awards

The New Nedbank Group Shares subscribed for by the Evergreen Trust will be retained within the trust and will not be awarded to beneficiaries.

50% of cash distributions made in respect of the New Nedbank Group Shares within the Evergreen Trust shall be applied towards the repayment of the Nedbank loan with the remaining 50% (and after the Nedbank loan has been repaid, the entire cash distribution) as well as all non-cash distributions made in respect the New Nedbank Group Shares being applied to the benefit of beneficiaries on a basis to be determined by the trustees. In this regard a comprehensive analysis will be done on the needs of beneficiaries before any award is made. A combination of benefits might be offered, depending on the life style segmentation of the beneficiaries.

20.6 Control

The trustees shall be entitled to vote all the New Nedbank Group Shares held in the Evergreen Trust in such manner as they may determine at their discretion and the Company will not be entitled to influence this discretion.

20.7 Duration

It is intended that the Evergreen Scheme will endure in perpetuity.

21. ACCOUNTING TREATMENT OF THE PROPOSED TRANSACTION

The restated 31 December 2004 financial results on an IFRS basis were disclosed by the Company on 3 May 2005. Revised 31 December 2004 *pro forma* financial effects of the Proposed Transaction on an IFRS basis were disclosed by the Company on 5 May 2005 (financial effects were announced on 19 April 2005 on an SA GAAP basis). In accordance with the requirements of the JSE, the underlying accounting treatment of the *pro forma* information is in accordance with the accounting policies forming the basis of the financial information published on 3 May 2005.

The accounting treatments adopted may require the Proposed Transaction to be accounted for in a different manner to its legal substance and form. It is important to note that the financial information has been prepared in accordance with IFRS statements that are expected to be effective at 31 December 2005. These are subject to ongoing review and possible amendment by interpretive guidance from the International Accounting Standards Board and may therefore be subject to change.

The following accounting principles are applicable:

Because control is deemed to remain within the Company, the Employee Trusts (with the exception of the Broad-based Employee Trust) and the External Stakeholder Trusts are regarded as subsidiaries and consolidated by the Company. In instances where the New Nedbank Group Shares are viewed as issued, the acquisition of New Nedbank Group Shares by the consolidated Employee Trusts and External Stakeholder Trusts are regarded as issues of treasury shares (and therefore consolidated in the financial statements of the Company).

Earnings per share – the weighted average number of New Nedbank Group Shares is impacted by the Proposed Transaction only to the extent that New Nedbank Group Shares are viewed as issued.

22. UNAUDITED *PRO FORMA* FINANCIAL EFFECTS OF THE PROPOSED TRANSACTION (APPLYING IFRS)

The 2004 *pro forma* IFRS impact of the Proposed Transaction is exaggerated due to the Company being in the early stages of its three year recovery programme and accordingly being impacted by the 2004 recovery programme one-off costs. One of the key differences in respect of the accounting of the Proposed Transaction (between previous accounting policies and the new accounting policies which apply IFRS) is the introduction of IFRS 2-Share-based payments, which results in an additional charge to the income statement and closer alignment between the accounting and economic effects. The economic costs of the Proposed Transaction is referred to in paragraph 8.3.

The table below sets out the unaudited *pro forma* financial effects of the Proposed Transaction for the financial year ended 31 December 2004 re-stated on an IFRS basis. The unaudited *pro forma* financial effects are presented for illustrative purposes only and because of their nature may not give a fair reflection of the Company's results, financial position and changes in equity after the Proposed Transaction. It has been assumed for purposes of the unaudited *pro forma* financial effects that the Proposed Transaction took place with effect from 1 January 2004 for income statement purposes and 31 December 2004 for balance sheet purposes. The directors of the Company are responsible for the preparation of the unaudited *pro forma* financial effects.

	Before the Proposed Transaction and issue of New Nedbank Group Shares (cents)	After the Proposed Transaction and issue of New Nedbank Group Shares (cents)	Change %
Attributable earnings per share ("EPS")(1)(3)(4)	423	357	(15.50)
Fully diluted EPS(1)(3)(4)	422	336	(20.38)
Headline earnings per share ("HEPS")(1)(3)(4)	483	417	(13.66)
Fully diluted HEPS(1)(3)(4)	481	392	(18.70)
Ordinary shareholders' equity (R'm)	18 497	18 580	0.45
Net asset value ("NAV") per share(2)(5)	4 692	4 696	0.09
Tangible net asset value ("TNAV") per share(2)(5)	3 400	3 408	0.24

Notes:

(1) The "Before the Proposed Transaction and issue of New Nedbank Group Shares" column reflects the earnings and headline earnings per Nedbank Group Share for the year ended 31 December 2004 as announced on 3 May 2005 on an IFRS basis. The "After the Proposed Transaction and issue of New Nedbank Group Shares" column reflects the earnings and headline earnings adjusted for the financial effects of the various schemes based on the assumption that the Proposed Transaction was implemented from 1 January 2004.

(2) The "Before the Proposed Transaction and issue of New Nedbank Group Shares" column reflects the net asset value per Nedbank Group Share at 31 December 2004 as announced on 3 May 2005 on an IFRS basis. The "After the Proposed Transaction and issue of New Nedbank Group Shares" column reflects the net asset value per Nedbank Group Share after the consideration received from the various schemes and an enlarged number of Nedbank Group Shares based on the assumption that the Proposed Transaction was implemented on 31 December 2004.

(3) The "Before the Proposed Transaction and issue of New Nedbank Group Shares " column weighted average number of Ordinary Shares in issue used in calculating EPS was 360.88 million and in calculating fully diluted EPS was 361.75 million.

(4) The "After Proposed Transaction and issue of New Nedbank Group Shares " column weighted average number of Ordinary Shares in issue used in calculating EPS was 362.30 million and in calculating fully diluted EPS was 385.25 million (this includes New Nedbank Group Shares expected to vest under the Proposed Transaction).

(5) In calculating NAV and TNAV per share the number of Ordinary Shares in issue as at 31 December 2004 was 394.21 million and in determining the pro forma NAV and TNAV per share, the number of Ordinary Shares in issue was 395.63 million (including 1.4 million New Nedbank Group Shares that vest immediately as a result of the Proposed Transaction).

(6) The impact of the Proposed Transaction is exaggerated partly because 2004 earnings were low (owing to the Company being in early stages of the three year recovery programme, together with 2004 recovery programme once-off costs).

(7) The expense relating to the Broad-based Scheme cost of R107 million is raised in the first year as this scheme vests on issuance. The expense relating to the remaining schemes is subject to a straight-line amortisation charge based on the vesting conditions implicit in each scheme , this being 4 to 6 years in respect of the remaining Employee Schemes, 3 years in respect of the Retail Scheme, 6 years in respect of the Corporate, Community and Non-executive director Schemes and 10 years in respect of the Black Business Partner Schemes).

The report of the reporting accountants on the unaudited *pro forma* financial information is set out in Appendix 2.

23. THE BOARD

Name	Date initially appointed as director
Warren Alexander Morten Clewlow *(Chairman)*	15 September 2000
Michael Mervyn Katz *(Vice-Chairman)*	4 November 1997
Maduke Lot Ndlovu *(Vice-Chairman)*	1 November 1994
Thomas Andrew Boardman *(Chief Executive)*	1 November 2002 as director and 10 December 2003 as Chief Executive
Christopher John Watkins Ball	1 November 2002
Michael William Thomas Brown *(Chief Financial Officer)*	17 June 2004
Richard Gray Cottrell	25 November 2002
Barry Erskine Davison	25 November 2002
Nicholas Dennis	25 November 2002
Brian de Lacy Figaji	25 November 2002
Robert Michael Head	1 January 2005
Johannes Bhekumuzi Magwaza	1 October 1996
Mafika Edmund Mkwanazi	20 April 1999
Julian Victor Frow Roberts	1 January 2001
Cedric Michael Langton Savage	1 November 2002
James Harry Sutcliffe	10 December 2001

24. DIRECTORS' DETAILS AND EXPERIENCE

Warren Alexander Morten Clewlow (68) *(Chairman) (non-executive)* (appointed 2000)

Business address:	Barlow Park, Katherine Street, Sandton, 2199
Qualifications:	OMSG, CA(SA), DEcon(hc)
Occupation:	Non-executive Chairman, Barloworld Limited

Warren Clewlow is Chairman of the Company. He is also a non-executive director of Old Mutual plc. He has been Chairman of Barloworld Limited since 1991. He was previously Chairman of the State President's Economic Advisory Council and Chief Executive of Barloworld Limited and has managed many of its diverse divisions. He is also a non-executive director of Sasol Limited, Rustenburg Wines (Proprietary) Limited, Pretoria Portland Cement Limited and Deputy Chairman of Old Mutual Life Assurance Company (SA) Limited.

Professor Michael Mervyn Katz (60) *(non-executive Vice-Chairman)* (appointed 1997)

Business address:	Edward Nathan (Proprietary) Limited, 4th Floor, The Forum, 2 Maude Street, Sandown, 2196
Qualifications:	BCom, LLB, LLM (Harvard Law School), LLD (hc)
Occupation:	Corporate law advisor and consultant

Professor Michael Katz is non-executive Vice-Chairman of the Company and Chairman of Edward Nathan (Proprietary) Limited. He is also Chairman of the Commission of Inquiry into the Tax System of South Africa and the Tax Advisory Committee, as well as honorary professor of company law at the University of the Witwatersrand. In addition, he is also a non-executive director of Nampak Limited.

Maduke Lot Ndlovu (53) *(non-executive Vice-Chairman)* (appointed 1994)

Business address:	Nedbank Sandton, 135 Rivonia Road, Sandown, 2196
Qualifications:	DipLR (Unisa), MAP (Wits), EDP (North Western U.S.A.), AMP (Harvard Business School)
Occupation:	Non-executive Vice-Chairman

Maduke Lot Ndlovu is non-executive Vice-Chairman of the Company and is a director of Mutual & Federal Insurance Company Limited. He is non-executive Chairman of Africa Milestone Investments Limited, Lafarge South Africa (Proprietary) Limited and the Environmental and Infrastructure Development Trust, Community Growth Management Company Limited, Vunguza Investments and NestLife Assurance Corporation Limited and

a non-executive director of Nampak Limited, the South African National Roads Agency and the Community Growth Management Company Limited. He is a member of the advisory board of the Otis Elevator Company Limited and serves as a commissioner for the office of the Banking Adjudicator. He is the Deputy Chairman of the Johannesburg University and is a member/trustee of the Business Trust (Job Creation), Multicultural Development Programme (Deloitte) and St Anthony's Adult Education Centre.

Thomas Andrew Boardman (55) *(Chief Executive)* (appointed 2002 as director and 10 December 2003 as Chief Executive)

Business address:	Nedbank Sandton, 135 Rivonia Road, Sandown, 2196
Qualifications:	BCom, CA(SA)
Occupation:	Chief Executive, the Company and Nedbank

Thomas Boardman is Chief Executive Officer of the Company. He was formerly the Chief Executive and an executive director of BoE Limited. Past directorships include the Banking Council, Boardmans and Sam Newman Limited as well as BoE International Holdings Limited and Northwind Investments (Proprietary) Limited.

Christopher John Watkins Ball (65) *(Independent non-executive)* (appointed 2002)

Business address:	4 Gardenia Lane, Constantia, 7800
Qualifications:	Dip Iuris, MA
Occupation:	Director of companies

Christopher Ball was previously a non-executive director of BoE Limited and was a non-executive director of five BoE Limited subsidiary companies including Century City Limited.

Michael William Thomas Brown (39) *(Chief Financial Officer)* (appointed 2004)

Business address:	Nedbank Sandton, 135 Rivonia Road, Sandown, 2196
Qualifications:	BCom, Dip Acc, CA(SA)
Occupation:	Chief Financial Officer, the Company and Nedbank

Michael Brown is the Chief Financial Officer of the Company. He was a past executive director of BoE Limited, and after the merger between the Company, BoE, NIB and CoGHB, he was appointed to Head of Property Finance in Nedbank Limited.

Richard Gray Cottrell (69) *(Independent non-executive)* (appointed 2002)

Business address:	18 Rivonia Road, Illovo, 2196
Qualifications:	CA(SA), FCA, SEP (Stanford)
Occupation:	Director of companies

Richard Cottrell is a non-executive director of African Oxygen Limited, Glenrand MIB Limited and Imperial Bank Limited. He is also a director of Munich Reinsurance Company of Africa Limited and STRATE Limited. He is a past Executive Officer of the Financial Services Board, Deputy-Chairman and Managing Partner of Coopers & Lybrand and member of the then Policy Board for Financial Services and Regulation. He is also past President of the South African Institute of Chartered Accountants.

Barry Erskine Davison (59) *(Independent non-executive)* (appointed 2002)

Business address:	14th Floor, 55 Marshall Street, Johannesburg, 2001
Qualifications:	BA (Law and Economics)
Occupation:	Non-executive Chairman of Anglo American Platinum Corporation Limited

Barry Davison is the non-executive Chairman of Anglo American Platinum Corporation Limited, executive director of Anglo American plc, non-executive director of Anglo American Corporation of South Africa Limited, the Tongaat-Hulett Group Limited, Chairman of Anglo American plc Ferrous Metals Division, non-executive director of Kumba Resources Limited and non-executive director of Samancor Limited.

Nicholas Dennis (58) (British) *(Independent non-executive)* (appointed 2002)

Business address:	3010 William Nicol Drive, Bryanston, 2191
Qualifications:	BCom (Hons)
Occupation:	Chief Executive, Tiger Brands Limited

Nicholas Dennis is Chief Executive of Tiger Brands Limited and non-executive director of Oceana Group Limited.

Professor Brian de L Figaji (60) *(Independent non-executive)* (appointed 2002)

Business address:	118 Upper Kenridge Avenue, Durbanville, 7550
Qualifications:	BSc(Eng), Dip Tertiary Educ, Med, Ded (Coventry University UK) D Litt (hc) (California State University)
Occupation:	Former Vice-Chancellor of the Peninsula Technikon

Professor Brian de L Figaji is Chairman of ASSET (Educational Trust) (Trustee) DBSA, HHO Africa (Proprietary) Limited, I&J Limited and MARIB Holdings and the former principal and vice-chancellor of the Peninsula Technikon. He is a member of the Council on Higher Education. He is also a director of PetroSA and Cape Lime (Proprietary) Limited.

Robert Michael Head (46) (British) *(non-executive)* (appointed 2005)

Business address:	Old Mutual plc, 5th Floor, Old Mutual Place, 2 Lambeth Hill, London, EC4V 4GG
Qualifications:	BA (Oxon), ACA, ACII, FCIB
Occupation:	Group Human Resources and Strategy Director, Old Mutual plc

Robert Head is a non-executive director of the Company and Mutual & Federal Insurance Company Limited. He joined Old Mutual plc in February 2003. Prior to that he was Chief Executive of smile.co.uk, Finance Director of egg.com (both UK internet banks) and held various directorships.

Johannes Bhekumuzi Magwaza (63) *(Independent non-executive)* (appointed 1996)

Business address:	6th Floor, Corporate Place, Gardiner Street, Durban, 4001
Qualifications:	BA, MA (Warwick, UK)
Occupation:	Director of companies

J B Magwaza was previously non-executive chairman of Peoples Bank Limited. He is also a non-executive director of Dorbyl Limited and is a member of boards of the Development Bank of Southern Africa and Ithala Development Finance Corporation Limited. In addition he is a non-executive director of Rainbow Chicken Limited and the Tongaat-Hulett Group Limited.

Mafika Edmund Mkwanazi (51) *(Independent non-executive)* (appointed 1999)

Business address:	3rd Floor, 28 Harrison Street, Johannesburg, 2001
Qualifications:	BSc (Maths), BSc (Elec Eng)
Occupation:	Director of companies

Mafika Mkwanazi was previously Group Chief Executive of Transnet Limited. He is currently Chairman of Western Areas Limited, Letseng Investment Holdings and Letseng Diamonds (Lesotho). He is also a director of Matodzi Resources Limited and Orlyfunt Holdings.

Julian Victor Frow Roberts (47) (British) *(non-executive)* (appointed 2001)

Business address:	Old Mutual plc, 5th Floor, Old Mutual Place, 2 Lambeth Hill, London, EC4V 4GG
Qualifications:	BA (Hons) (Stirling), FCA
Occupation:	Group Financial Director, Old Mutual plc

Julian Roberts is Group Financial Director of Old Mutual plc. He is a Fellow of the Institute of Chartered Accountants of England and a Member of the Association of Corporate Treasurers. His other directorships include Mutual & Federal Insurance Company Limited, Old Mutual (U.S.) Holdings, Old Mutual Life Assurance Company (South Africa) Limited, Old Mutual (South Africa) Limited and King & Shaxton Holdings. He is the past Group Finance Director of Sun Life and Provincial Holdings plc.

Cedric Michael Langton Savage (66) *(Independent non-executive)* (appointed 2002)

Business address:	Amanzimnyama Hill, Tongaat, 4400
Qualifications:	BSc (Eng), MBA, ISMP (Harvard)
Occupation:	Non-executive Chairman, Tongaat-Hulett Group Limited

Cedric Savage is non-executive Chairman of the Tongaat-Hulett Group Limited. He is a non-executive director of Datatec Limited, Harmony Gold Mining Company Limited, Hulett Aluminium (Proprietary) Limited and Kumba Resources Limited. He also served as a non-executive director of BoE Limited.

James Harry Sutcliffe (49) (British) *(non-executive)* (appointed 2001)

Business address:	Old Mutual plc, 5th Floor, Old Mutual Place, 2 Lambeth Hill, London EC4V 4GG
Qualifications:	BSc, FIA
Occupation:	Chief Executive, Old Mutual plc

James Sutcliffe is the Chief Executive of Old Mutual plc. He is a Fellow of the Institute of Actuaries. He was previously deputy chairman of Liberty International plc and past Chief Executive Officer of Prudential plc's UK division.

25. DIRECTORS' REMUNERATION

There is no variation in the remuneration received by any of the directors of the Company since the issue of the Annual Financial Statements at 31 December 2004, with the exception of T A Boardman's remuneration that has been increased by 7.50% and M W T Brown's remuneration that has been increased by 11.43%.

M L Ndlovu has changed his status from an executive director to a non-executive director with effect from 1 May 2005. His remuneration has been increased by 12%.

26. DIRECTORS' INTEREST IN THE COMPANY AS AT THE LAST PRACTICABLE DATE

Other than the effect on Black non-executive directors as a result of their participation in the Non-executive directors Scheme as is described in This Document and with the exception of the 100 000 new options at the issue price of R73.00 awarded to M L Ndlovu on 25 April 2005 and the sale of 18 700 Nedbank preference shares of B E Davison at the price of R12.20 per share on 5 May 2005, there have not been any changes to directors' interests since 31 December 2004.

27. DIRECTORS' INTERESTS IN ORDINARY SHARES AS AT THE LAST PRACTICABLE DATE

Name	Beneficial (direct and indirect)	Non-beneficial	Total
C J W Ball	10 000	–	10 000
M W T Brown	909	–	909
W A M Clewlow	2 849	–	2 849
R G Cottrell	523	–	523
M M Katz	4 273	–	4 273
J B Magwaza	150	–	150
M E Mkwanazi	1 647	–	1 647
M L Ndlovu*	18 299	–	18 299
C M L Savage	8 452	–	8 452

* Other than the options granted to M L Ndlovu as detailed in paragraph 26 there have been no options issued or exercised by directors since the latest audited financial statements dated 31 December 2004.

28. DIRECTORS' INTEREST IN THE NON-REDEEMABLE, NON-CUMULATIVE PREFERENCE SHARES OF R0.01 EACH IN NEDBANK

Name	Beneficial (direct and indirect)	Non-beneficial	Total
C J W Ball	144 300	–	144 300
T A Boardman	–	85 000	85 000
R G Cottrell	–	29 363	29 363
N Dennis	47 500	–	47 500
M M Katz	475 000	105 000	580 000
C M L Savage	212 700	–	212 700

29. DIRECTORS' INTEREST IN TRANSACTIONS

The directors of the Company have not had any material beneficial interest, whether direct or indirect, in transactions that were effected by the Company during the current or immediately preceding financial year or during an earlier financial year which remain in any respect outstanding or unperformed.

30. AFFECTED PROPOSED TRANSACTION

The specific issue of Ordinary Shares for cash is not an affected transaction in terms of the Securities Regulation Code on Takeovers and Mergers.

31. SALIENT INFORMATION ON THE NEDBANK GROUP

31.1 Incorporation and History

The Company can trace its origins back to the late 19th century, and the Company's Ordinary Shares have been listed on the JSE since 1969. The original banking operations went through a series of corporate transformations including, in 1986, the acquisition by Nedbank Limited of Finansbank Limited and CoGHB and the integration of its operations with those of South African Permanent Building Society in 1988 to form NedPerm Bank. Nedbank Limited changed its name to Nedcor Bank Limited in 1989. In 1992, Finansbank Limited, SA Perm and Nedbank Limited (including the Perm and Nedbank divisions of NedPerm Bank), together with their support divisions, became known as Nedcor Bank Limited, a wholly owned subsidiary of the Company.

In April 1995, SA Perm split its operations into two separate banks, Permanent Bank and Peoples Bank, and the two newly formed banks began operating in June of that year. In 1997, the Company formed NIB through the merger of its various merchant banking businesses.

In 1999, the South African Mutual Life Assurance Society, the Company's majority shareholder at that time, was demutualised, and Old Mutual plc was formed. Its registered office was located in the UK and it was listed on the London Stock Exchange and the JSE as Old Mutual plc. In August 1999, NIB was listed on the JSE and the NSX, with Nedcor maintaining a majority shareholding. Edward Nathan & Friedland was acquired by NIB in 1999 and disposed of by the Nedbank Group in 2005.

In 2000, Nedcor Bank Limited acquired FBC Fidelity Bank Limited and integrated Peoples Bank into that entity, and in 2001 the Company and Old Mutual (SA) announced the proposed merger of Permanent Bank and Old Mutual Bank to form a new banking operation focused on wealth management and financial planning. The merged operation, that maintained the name Old Mutual Bank, is a specialised bancassurance institution focused on the retail middle market in South Africa.

As of 1 January 2002, a BEE consortium held a 30% minority interest in Peoples Bank. In July 2002, Nedcor Limited acquired BoE Limited, the sixth largest bank in South Africa by assets. The NIB minority shares were acquired by Nedcor Limited in October 2002 and NIB was subsequently delisted. Nedcor Bank Limited changed its name to Nedbank Limited in November 2002.

On 1 January 2003, following approval from the SARB the banking operations of BoE, NIB and CoGHB were merged into the newly constituted Nedbank Limited.

In 2004, Nedcor Limited entered into agreements with the BEE consortia to acquire the special purpose vehicles through which their 30% interest in Peoples Bank was held for total consideration of R20 million.

Nedcor Limited changed its name to the Nedbank Group Limited with effect from the close of business on 13 May 2005.

The following table is a segmental analysis of the Nedbank Group operations per division, for year ended 31 December 2004, extracted from the 31 December 2004 annual report and prepared under SA GAAP at that time:

Business/operational unit	2004 Total average assets (R'billion)	2004 Operating income (R'million)	2004 Headline earnings (R'million)
Nedbank Corporate	118	6 229	2 112
Imperial Bank	15	836	83
Nedbank Capital	61	2 440	878
Nedbank Retail	76	7 662	641
Shared Services	10	196	(751)
Capital Management and Central Funding	39	(1 583)	(1 516)
Eliminations	(20)	(388)	
	299	**15 392**	**1 447**

31.2 Prospects

As the benefits of the increased focus on client service become evident, the Company expects to show growth in advances and anticipates maintaining its market share in the second half of 2005.

Margins are expected to continue to improve as a result of:

- the expensive, unhedged short-dated fixed-rate funding having matured by the end of April 2004;
- the positive endowment effect of the rights offer proceeds for the full year from 2005 onwards;
- offshore capital being repatriated and earning higher yields in rands; and
- the hedging of the fixed-rate subordinated debt and its maturity profile.

The Company will focus on growing transactional revenue. Revenue is anticipated to continue to improve and costs to reduce as the Company's initiatives under the three-year recovery plan are implemented. The Company will also benefit from a significant reduction in one-off merger and recovery programme costs. The directors and management are aware that a considerable amount of effort lies ahead in the recovery programme. The business is, however, well-placed to deliver improved earnings growth in 2005.

The detailed three-year plan anticipates that the Company will maintain market share in Nedbank Retail from the second half of 2005. Over the next three years the compound annual revenue growth is targeted to grow at 9% more than the compound annual growth in expenses. The published target for the 2007 financial year for the cost to income ratio is 55% and for the ROE ratio is 20%. The effect of IFRS make the Company's published 2007 targets more challenging.

32. EXCHANGE CONTROL REGULATIONS

The following summary is intended only as a guide and is therefore not comprehensive. The utilisation of any proceeds for investment outside the Common Monetary Area requires prior approval of the Exchange Control Department of the SARB.

New certificates issued to any emigrant in terms of the Proposed Transaction will be restrictively endorsed and deposited with the authorised dealer controlling such emigrant's blocked assets. In terms of the Exchange Control Regulations, such New Nedbank Group Shares are not freely transferable from the common monetary area. The CSDP or broker will ensure that all requirements of Exchange Control are adhered to in respect of their clients falling into this category of investor, whether Ordinary Shares are held in dematerialised or certificated form.

In terms of the Exchange Control Regulations of South Africa, non-residents will receive New Nedbank Group Shares that will be endorsed "non-resident". The CSDP or broker will ensure that all requirements of Exchange Control are adhered to in respect of their clients falling into this category of investor, whether Ordinary Shares are held in dematerialised or certificated form.

The issue of New Nedbank Group Shares to residents in, or citizens or nationals of jurisdictions outside South Africa or custodians, nominees or trustees for residents in, or citizens or nationals of other countries may be prohibited or affected by the laws of the relevant jurisdictions. Such persons should acquaint themselves with and observe any applicable legal requirement.

33. SHARE CAPITAL

	R'000
Authorised share capital	
600 000 000 Ordinary Shares of 100 cents each	600 000
Issued share capital	
395 236 163 Ordinary Shares of 100 cents each	395 236
Share premium	10 955 967
Total	11 351 203

34. MAJOR ORDINARY SHAREHOLDERS

So far as the Company is aware, at the Last Practicable Date, the following are the only Ordinary Shareholders holding more than 5% of the Company's issued and outstanding share capital:

Shareholder name	Number of ordinary shares	Percentage ownership
Old Mutual Life Assurance Company (South Africa) Limited	147 943 326	37.44
Old Mutual Portfolio Holdings (South Africa) (Proprietary) Limited	70 729 154	17.90
Public Investment Corporation	23 527 707	5.96

As at the Last Practicable Date, the Old Mutual Group, directly and indirectly, beneficially owned 55.63% of Ordinary Shares, which includes 0.29% held by Mutual & Federal and other Old Mutual Group companies for the benefit of Old Mutual policyholders.

35. MATERIAL CONTRACTS

Acquisitions or disposals of or by the Company in the last two years, and material contracts entered into by the Company, are summarised below. These documents are available at the Company's office at 135 Rivonia Road, Sandton, Johannesburg:

35.1 The Relationship Agreement

On 20 February 2004, the Company and Old Mutual plc entered into the relationship agreement to record formally the terms of their relationship. The agreement is effective from 23 February 2004 and will continue, unless otherwise agreed, for so long as the Company is a subsidiary of Old Mutual plc by virtue of Old Mutual plc owning more than 50% of the Company's issued Ordinary Shares.

Among other things, the relationship agreement provides that:

- the Company will consult with Old Mutual plc and have regard to Old Mutual plc's strategic plans in devising its own strategy. The Company's strategy is to be aligned with that of Old Mutual plc and designed to maximise the long-term shareholder value of both entities;
- the Company will update its strategic plan and business plan annually to accord with the Old Mutual Group's three year planning cycle;
- the Company will not commit itself to a strategy that would entail the raising of additional ordinary share capital (other than in the ordinary course of satisfying normal employee optionholders' rights) or dilute the Old Mutual Group's stake in its ordinary share capital below 50.1% without Old Mutual plc's written consent. If additional ordinary share capital is required and Old Mutual plc agrees, the Company will liaise with Old Mutual plc over the timing and arrangements for the proposed issue with a view to accommodating Old Mutual plc's reasonable requirements;
- the Company will consult with Old Mutual plc prior to making any material changes to its dividend policy;
- the Company will report to Old Mutual plc appropriate financial and operational information on the Nedbank Group's activities and will put in place and maintain appropriate arrangements for coordinating flows of information required by Old Mutual plc;
- the Company will provide such confirmation, certificates and assurances to Old Mutual plc as it may reasonably require to discharge its obligations under any governance or regulatory obligations or best practice to which it is subject, whether in the UK or elsewhere;
- the Company will consult with Old Mutual plc and obtain its consent before publicly announcing any material proposed change to the terms and conditions of employment, remuneration or share incentive arrangements applicable to its directors or senior management employees or before appointing or dismissing (i) the Chairman of the Board or of the Audit, Remuneration or Nomination Committees of the Company; (ii) the Chief Executive or Group Finance Director of the Company; (iii) any non-executive director of the Company; (iv) the Company's auditors;
- the Company will actively seek to identify, develop and exploit, among other things, synergies, joint ventures and opportunities for the secondment of personnel and sharing of knowledge and expertise with other businesses in the Old Mutual Group, particularly with Old Mutual (SA) and its subsidiaries and in the area of bancassurance. Priorities will be agreed in respect to bancassurance initiatives. In the case of joint management arrangements documented in formal joint venture agreements, Old Mutual plc

agrees that it will cooperate with the Company to achieve these objectives and, as far as is reasonably practicable, keep the Company informed of its proposals for the Old Mutual Group strategy, insofar as these may impinge directly on the Nedbank Group;

- day to day management decisions and regulatory banking relationships in South Africa will remain the sole responsibility of the Company's management and the Board;
- Old Mutual plc and the Company will treat all unpublished information of a price sensitive nature that is received from the other with appropriate confidentiality;
- pursuant to the Companies Act 1985 in the United Kingdom, the Company and its subsidiaries are generally precluded (except in the areas of third party asset management and in providing fiduciary services to third parties) from acquiring any interest or otherwise dealing in the shares of Old Mutual plc. The Company undertakes that it will procure that the Nedbank Group will be made aware of and abide by the restriction. Where shares in Old Mutual plc may be dealt in by the Nedbank Group in accordance with the exceptions mentioned above, the Company will ensure that any price sensitive or confidential information relating to Old Mutual plc is protected from those involved in such dealings by the use of "chinese walls" or other appropriate mechanisms. The Company will also ensure that its directors and any of its other senior employees who are designated as "Relevant Employees" in terms of the UK Model Code on Securities Dealings of Old Mutual plc, are made aware of the restrictions on freely dealing in securities of Old Mutual plc and its listed subsidiaries from time to time;
- both parties acknowledge that where a conflict of interest arises or is perceived to arise, they will liaise with each other to ensure appropriate arrangements are put in place to deal with the situation including by establishing, where thought fit, committees of their respective Boards comprising only independent directors and the taking of independent advice;
- save for the purposes of giving effect to the relationship agreement, all relationships between the Company and Old Mutual plc shall be on an arm's length basis unless otherwise agreed; and
- nothing in the relationship agreement shall relieve the Company or Old Mutual plc of their respective disclosure obligations in terms of the JSE.

35.2 Old Mutual Bank Limited

With effect from 1 January 2003, Nedbank and the Company entered into a shareholders agreement with Old Mutual (SA) and Old Mutual Finance Limited (previously Old Mutual Bank Limited) in terms of which the various parties agreed that the banking activities of Old Mutual Finance Limited, as well as a portion of those banking activities conducted by Permanent Bank Limited (as it was then), be constituted as a separate division within Nedbank licensed to use the "Old Mutual Bank" brand. The agreement further regulates the relationship of the parties in relation to the business operations of the business.

36. LITIGATION STATEMENT

The directors of the Company are not aware of any legal or arbitration proceedings (including any such proceedings that are pending or threatened), which may have, or have had, a significant effect on the Company's financial position during the last 12 months preceding the date of This Document.

37. MATERIAL CHANGE STATEMENT

Other than otherwise disclosed in the IFRS adjustments published on 3 May 2005 and 5 May 2005, the trading update published on 5 May 2005, and the effect of the Proposed Transaction, the directors report that there is no material change in the financial or trading position of the Company and its subsidiaries since the last financial period dated 31 December 2004 for which audited financial statements have been published.

38. KING CODE

38.1 General

The Company endorses the King Code and has developed a comprehensive implementation and monitoring plan to meet its requirements and recommendations. The implementation plan also incorporates the corporate governance requirements of the Regulations to the Banks Act and the recommendations of the

Myburgh Report. The plan has been approved by the Board and its implementation is facilitated by the governance team and monitored by the Directors' Affairs Committee. The Nedbank Group is in substantial compliance with the King Code and as at 31 December 2004 fifty percent of the Board comprised independent non-executive directors.

38.2 Areas of non-compliance

The only areas of non-compliance with the King Code, which the Board is satisfied does not impair the governance integrity or perceptions of it, are as follows:

- the Chairman of the Group Transformation and Sustainability Committee, M L Ndlovu, is a non-executive director, but not an independent director as defined by the King Code;
- the non-executive chairman and chairman of the Directors' Affairs Committee, Warren Clewlow, is a non-executive director, but not independent, as defined by the King Code, by virtue of the fact that he also serves on the board of the Company's holding company, Old Mutual plc, although he does not represent the interests of Old Mutual plc on the Company's Board; and
- the chairman of the Risk Committee, Michael Katz, is a non-executive, but not an independent director, as defined by the King Code.

38.3 Appointments to the Board

Board appointments are conducted in a formal and transparent manner, in line with the Board appointment policy, by the Board as a whole, assisted by the Company's Directors' Affairs Committee. Any appointments to the Board are made taking into account the need for ensuring that the Board provides a diverse range of skills, knowledge and expertise, the necessity of achieving a balance between skills and expertise and the professional and industry knowledge necessary to meet the Company's strategic objectives, as well as the need for ensuring demographic representivity.

38.4 Division of responsibility

The Company conducts an annual evaluation of its Board, its sub-committees and individual directors and is confident that this process would raise concerns should any particular individual have too much influence.

The non-executive directors all have a high degree of integrity and credibility, and the strong independent composition of the Board provides for objective input into the decision-making process, thereby ensuring no one director holds unfettered decision making powers. The directors come from diverse backgrounds and bring to the Board a wide range of experience in commerce and banking. The directors have access to management whenever required.

In addition, it is unlikely that any director could have undue influence on a board such as the Company, which has 16 directors, with the majority being non-executive and each having significant experience in carrying out the fiduciary responsibilities of a director. The Company constantly reviews its governance practices in line with best practice and is highly receptive to engage with both institutional and private shareholders.

38.5 Group Audit Committee

The functions of the Group Audit Committee are primarily to assist the board of directors in its evaluation and review of the adequacy and efficiency of the internal control systems, accounting practices, information systems and auditing processes applied within a bank in the day-to-day management of its business, and to introduce measures to enhance the credibility and objectivity of financial statements and reports prepared with reference to the affairs of a banking group. The Group Audit Committee has satisfied its objectives for the year in accordance with its terms of reference. Meetings are held at least quarterly, and 12 meetings were held during 2004.

A policy, in line with that of Old Mutual plc, regarding the provision of non-audit services by the Company's auditors is in place. This process is structured between management and the external auditors to ensure that the guidelines, requiring approval by the Chief Financial Officer, Chief Executive or Audit Committee, depending on the amount of fees involved, are adhered to and monitored by the Audit Committee and Old Mutual plc Audit Committee on a six monthly basis.

The Group Audit Committee, which is composed of a majority of independent non-executive directors, is chaired by R G Cottrell and includes C J W Ball, B E Davison, J B Magwaza, M E Mkwanazi and J V F Roberts as members.

38.6 Group Remuneration Committee

The committee is authorised to approve the aggregate of adjustments to the remuneration of employees below executive director and divisional director level. Adjustments to the total remuneration of members of EXCO are individually approved by the Remuneration Committee. Adjustments to executive directors' total remuneration are individually approved by the Board following recommendations made by the Remuneration Committee. This committee is also charged with the supervision of the Nedbank Group employee incentive scheme, and is involved in executive officer succession policy. The Remuneration Committee considers remuneration in its totality in an integrated and holistic manner, thereby assisting the Board in discharging its corporate governance duties related to remuneration strategy, structure and costs. The committee is required to meet at least four times a year, and met five times in 2004.

The Remuneration Committee, which is composed of a majority of independent non-executive directors, is chaired by J B Magwaza and includes C J W Ball, B de L Figaji, C M L Savage and J H Sutcliffe as members.

38.7 Group Risk Committee

In terms of the Banks Act, a risk committee is required to assist a board of directors in evaluating the adequacy and efficiency of risk policies, procedures, practices and controls, identifying the build-up and concentration of risk, developing risk mitigation techniques, ensuring formal risk assessment, identifying and monitoring key risks, facilitating and promoting communication through reporting structures and ensuring the establishment of an independent risk management function and other related functions. The Group Risk Committee's primary focus is therefore the monitoring across the group of the management and assessment of risk, including market and trading risks, financial instruments (derivatives) usage, Asset and Liability Management Division (ALM) risks, the Group Asset and Liability and Executive Risk Committee (Group ALCO) process and functions, intragroup investment exposures and risks related to the underwriting of share issues. The Group Risk Committee meets at least quarterly.

The Group Risk Committee, which is composed of a majority of independent non-executive directors, is chaired by M M Katz and includes N Dennis, M L Ndlovu, C M L Savage, C J W Ball, and R G Cottrell as members, as well as G F Richardson as a permanent invitee.

38.8 Group Directors' Affairs Committee

The primary role of the Group Directors' Affairs Committee is to consider, monitor and report to the Board on strategic risk, reputational and compliance risk, compliance with the King Code and the corporate governance provisions of the Banks Act and the regulations issued thereunder, as well as to act as a nomination committee. The Group Directors' Affairs Committee meets at least quarterly, and met eight times in 2004.

The Group Directors' Affairs Committee consists of non-executive directors (half of whom are independent) is chaired by W A M Clewlow and includes C J W Ball, R G Cottrell, M M Katz, J B Magwaza, M E Mkwanazi, M L Ndlovu and J H Sutcliffe as members.

38.9 Group Credit Committee

The primary role of the Group Credit Committee is to approve credit policies and philosophy, set credit limits and guidelines, confirm that procedures are in place to manage and control credit risk, approve the adequacy of interim and year-end provisions and ensure that the quality of the Company's credit portfolio is in accordance with these requirements by monitoring various credit risk information, processes and disclosure. This primary role is a monitoring function. An important secondary role of this committee is the approval of advances above sanctioned and regulatory authority levels.

The Group Credit Committee is chaired by independent non-executive director C J W Ball and consists M M Katz, B de L Figaji, M L Ndlovu, the CEO and CFO. The heads of Group Risk and Credit Risk are members for the purposes of approvals of large exposures only.

38.10 Group Finance Oversight Committee

As of 1 March 2004 the Company established the Group Finance Oversight Committee under the chairmanship of C J W Ball. The mandate of this committee is to ensure that the Company's accounting and control systems meet the highest standards. The Group Finance Oversight Committee's objective is to act primarily as a Board discussion forum to ensure that the Company 's risk universe, spectrum of activities, organisational structure and management methodologies are appropriate and effective.

The Group Finance Oversight Committee also consists of non-executive directors M M Katz, R G Cottrell, M E Mkwanazi and J V F Roberts.

38.11 Group Transformation and Sustainability Committee

The Group Transformation and Sustainability Committee is charged to assist the Board in discharging its responsibility to ensure the Company proactively addresses the requirements/recommendations for integrated sustainability reporting as laid out in King II and the Global Reporting Initiative, an international multishareholder process whose mission is to develop guidelines for sustainability reporting, as well as to give the needed attention at Board level to the FSC, BEE, transformation and social and environmental responsibility issues.

The Group Transformation and Sustainability Committee is chaired by M L Ndlovu and also consists of non-executive directors M M Katz, B de L Figaji, J B Magwaza, C W J Ball and B E Davison.

38.12 Board Strategic Innovation Management Committee ("Board SIMCO")

The Board SIMCO has the broad responsibility to monitor all issues pertaining to information technology, both operational and strategic, in as much as these may impact the business strategy, financial, performance, risk profile and information technology strategy of the Company. This committee aims to ensure alignment of the prioritisation and magnitude of IT development spend, and investment with overall strategy and direction of the Company.

The Board SIMCO consists entirely of non-executive directors, the majority of whom are independent, is chaired by M E Mkwanazi, and consists of M M Katz, N Dennis, C W J Ball and C M L Savage.

39. DIRECTORS' RESPONSIBILITY STATEMENT

The directors, whose names are set out under paragraphs 23 and 24, collectively and individually accept full responsibility for the accuracy of the information given in This Document and certify that to the best of their knowledge and belief there are no other facts the omission of which would make any statement false or misleading and that they have made all reasonable enquiries to ascertain such facts and that This Document contains all information required by the JSE.

40. CONSENT

The independent advisor, the corporate law advisors and consultants, the reporting accountants, the FSC legal advisors, the lead sponsor and the Transfer Secretaries to the Company have consented to the inclusion of their names in This Document in the context and form in which they appear and have not withdrawn such consent as at the date of This Document.

41. DOCUMENTS AVAILABLE FOR INSPECTION

Copies of the following documents will be available for inspection at the registered offices of the Company during normal business hours (excluding Saturdays, Sundays and public holidays) from the date of issue of This Document up to and including 21 July 2005:

- the memorandum and articles of association of the Company;
- all material contracts as described in paragraph 35;
- the Black Business Partner Agreement and the Aka Capital Agreement;
- copies of service agreements with directors entered into during the last three years;
- the consolidated audited annual financial statements of the the Company as of and for the years ended 31 December 2002, 2003 and 2004;
- the reporting accountants' report on the unaudited *pro forma* financial information and the financial effects of the Company as it appears in paragraph 22 and Appendix 1;
- copies of This Document dated 15 June 2005 relating to the general meeting held on 22 July 2005;
- written consents of the independent advisor, the corporate law advisors and consultants, the reporting accountants, the FSC legal advisors, the lead sponsor, and the Transfer Secretaries to the Company for the inclusion of their names in This Document in the context and form in which they appear and confirming that such consents have not been withdrawn as at the date of This Document;
- the independent advisor's signed fair and reasonable opinion; and
- a signed copy of this Document.

UNAUDITED *PRO FORMA* FINANCIAL INFORMATION OF THE COMPANY

INTRODUCTION

The unaudited *pro forma* financial effects are presented for illustrative purposes only and because of their nature may not give a fair reflection of the Company's results, financial position and changes in equity after the transaction. It has been assumed for purposes of the unaudited *pro forma* financial effects that the transaction took place with effect from 1 January 2004 for income statement purposes and 31 December 2004 for balance sheet purposes. The directors of the Company are responsible for the preparation of the unaudited *pro forma* financial effects.

The accounting treatments adopted may require the Proposed Transaction to be accounted for in a different manner to its legal substance and form. It is important to note that the financial information has been prepared in accordance with IFRS statements that are expected to be effective at 31 December 2005. These are subject to ongoing review and possible amendment by interpretive guidance from the International Accounting Standards Board and may therefore be subject to change. In particular, interpretive guidance relating to IFRS 2 and BEE transactions are still subject to change and changes could result in the actual accounting treatment being significantly different to the treatment adopted in This Document as set out below. The IFRS 2 charge in respect of the Broad-based Employee Scheme has been written-off in full in the first year and amounts to R107 million. The IFRS 2 charge for the remaining schemes have been amortised based on the vesting conditions implicit in each scheme, this being 4 to 6 years in the case of the remaining Employee Schemes, 3 years in respect of the Retail Scheme, 6 years in respect of the Corporate, Community and Non-executive director Schemes and 10 years in respect of the Black Business Partner Scheme.

The *pro forma* income statement and balance sheet, which are the responsibility of the Company directors, are presented for illustrative purposes only, to provide information about how the Proposed Transaction might have affected the income statement and balance sheet of the Company for the year ended 31 December 2004, had the Proposed Transaction been effective on 1 January 2004 for income statement purposes and 31 December 2004 for balance sheet purposes.

Because of possible changes in accounting treatment which may arise from changes in interpretation of accounting standards and the nature of the *pro forma* income statement and balance sheet, the financial effects on the Company's earnings after the Proposed Transaction may differ from that disclosed in the *pro forma* statements.

PRO FORMA INCOME STATEMENT:

The "Before the Proposed Transaction" column reflects the financial position of the Company for the year ended 31 December 2004 as announced on 3 May 2005 on an IFRS basis. The "After the Proposed Transaction" column reflects the financial position of the Company, adjusted for the financial effects of the Proposed Transaction based on the assumption that the Proposed Transaction was implemented from 1 January 2004.

	Before the Proposed Transaction	Adjustments (R'm)	Notes	After the Proposed Transaction
Interest income	23 904	39	1	23 943
Interest expense	16 322	(35)	2	16 357
Net interest income	7 582			7 585
Non-interest revenue	7 936			7 936
Foreign currency translation losses	(280)			(280)
Total income after foreign currency translation losses	15 238			15 241
Impairment of advances	1 217			1 217
Income after impairment of advances	14 021			14 024
Operating expenses	10 779	(289)	3	11 068
Recovery programme expenses	379			379
Merger expenses	246			246
Profit from operations before non-trading and capital items	2 617			2 332
Non-trading and capital items	(254)			(254)
Profit from operations	2 363			2 078
Attributable earnings of associates and joint ventures	147			147
Profit before taxation	2 510			2 225
Taxation	668	53	4	615
Taxation on non-trading and capital items	(39)			(39)
Profit after taxation	1 881			1 649
Minority interest income attributable to ordinary shareholders	(125)			(125)
Minority interest income attributable to preference shareholders	(229)			(229)
Income attributable to ordinary shareholders	1 527			1 295

PRO FORMA BALANCE SHEET:

The "Before the Proposed Transaction" column reflects the financial position at 31 December 2004 as announced on 3 May 2005 on an IFRS basis. The "After the Proposed Transaction" column reflects the financial position after the Proposed Transaction based on the assumption that the Proposed Transaction was implemented on 31 December 2004.

	Before the Proposed Transaction	Adjustments (R'm)	Notes	After the Proposed Transaction
Assets				
Cash and short-term funds	10 050	504	5	10 554
Other short-term securities	16 310			16 310
Government and other securities	26 224			26 224
Derivative instruments	27 560			27 560
Advances	221 275			221 275
Sundry debtors	6 816			6 816
Deferred taxation assets	1 169	55	6	1 224
Current taxation prepaid	196			196
Investment in associate companies and joint ventures	1 089			1 089
Other investments	3 456			3 456
Insurance assets	3 109			3 109
Post employment assets	992			992
Investment property	174			174
Property and equipment	2 828			2 828
Non current asset held for sale	48			48
Computer software and capitalised development costs	1 419			1 419
Goodwill	3 676			3 676
Customers indebtedness for acceptance	1 509			1 509
Total assets	**327 900**			**328 459**
Shareholders' equity and liabilities				
Shareholders' equity				
Ordinary share capital	394	93	7	487
Ordinary share premium	9 892	(48)	8	9 844
Reserves	8 211	38	9	8 249
Ordinary shareholders' equity	18 497			18 580
Minority shareholders' equity attributable to:				
Ordinary shareholders	681			681
Preference shareholders	2 770			2 770
Total shareholders' equity and minority shareholders' equity	**21 948**			**22 031**
Liabilities				
Deposits, current accounts and other liabilities	254 299	476	10	254 775
Sundry creditors	9 117			9 117
Derivative instruments	28 055			28 055
Deferred revenue	257			257
Deferred taxation liabilities	1 125			1 125
Current taxation liabilities	193			193
Post employment liability	979			979
Insurance funds	3 109			3 109
Long-term debt instruments	7 309			7 309
Liabilities under acceptances	1 509			1 509
Total liabilities	**305 952**			**306 428**
Total shareholders' equity and liabilities	**327 900**			**328 459**

Notes to the pro forma balance sheet and income statement:

(1) *Notional interest of R39 million earned on the net proceeds of R567 million (being R531 million upfront payment made by Retail Scheme* participants on three shares, the Par Value payment of R23 million made by the Retail, Corporate, Non-executive director and Community Trusts and the 2.5% deposit of R15 million made by the BRIMSTONE Trust and the WIPHOLD Trust) invested at the weighted average call rate for the period from 1 January 2004 to 31 December 2004 of 6.8%;

(2) Notional interest of R35 million paid, made up of R9 million in dividends paid to Retail Scheme participants, R2.1 million interest charged by OMLACSA on the Par Value funding and R24 million interest accrued on the capital protection mechanism in the Retail Scheme;

(3) Operating expenses of R289 million is made up of R17 million in transaction costs not capitalised, R3 million in dividends distributed to the *Community Trust and the Evergreen Trust, R13 million paid to the Black Business Partners as an incentive fee and R256 million being the* estimated IFRS 2 charge for the first year;

(4) Tax deduction of R9.6 million based on tax deductibility of interest paid (as detailed in Note 2 above), the transaction costs and incentive fee (as detailed in Note 2 and 3 above), a tax deduction of R55.3 million as a result of the grant of R183 million made to the Employee Schemes and taxation payable of R11.6 million on interest income as detailed in Note 1 above;

(5) Cash movement of R504 million based on the receipt of cash on the Retail Scheme of R531 million, less capitalised and non capitalised transaction costs estimated at R65 million, plus the receipt of the R38 million from initial receipt of the deposit and the Par Value funding as detailed *in* Note 1 above;

(6) Deferred tax of R55 million raised on the grant portion of Employee Schemes of R183 million;

(7) Equity of R76 million raised on the capital protection mechanism and of R17 million raised on the deposit received from the Black Business Partner Trust *and* Aka Capital Trust;

(8) *Share premium is reduced by R48 million as a result of transaction costs capitalised;*

(9) *Reserves reduced by R17 million of transaction costs not capitalised and* increased by the tax deductibility of the grant portion on Employee Schemes of R55 million. This is a net increase in reserves of R38 million; and

(10) Liabilities increased by the present value of the cash received from Retail Participants (to be potentially re-paid by Nedbank Group in three years time) of R455 million and the OMLACSA loan on the Par Value funding of R21 million.

REPORT OF THE INDEPENDENT REPORTING ACCOUNTANTS ON THE UNAUDITED *PRO FORMA* FINANCIAL INFORMATION OF THE COMPANY

"The Directors
Nedbank Group Limited
135 Rivonia Road
Sandown
Sandton
2195

3 June 2005

Dear Sir

INDEPENDENT REPORTING ACCOUNTANTS ASSURANCE REPORT ON THE UNAUDITED *PRO FORMA* FINANCIAL INFORMATION OF THE COMPANY

We have performed our limited assurance engagement in respect of the unaudited *pro forma* before and after balance sheet and income statement (collectively, "the *pro forma* financial information") of the Company set out in paragraph 22 and Appendix 1 of This Document to be dated 15 June 2005 issued in connection with the Proposed Transaction that is the subject of This Document. The *pro forma* financial information has been prepared in accordance with the requirements of the JSE listing requirements, for illustrative purposes only, to provide information about how the Proposed Transaction might have affected the reported historical financial information presented, had the corporate action been undertaken at the commencement of the period or at the date of the *pro forma* balance sheet being reported on.

Directors' responsibilities

The directors are responsible for the compilation, contents and presentation of the *pro forma* financial information contained in This Document and for the financial information from which it has been prepared. Their responsibility includes determining that: the *pro forma* financial information has been properly compiled on the basis stated; the basis is consistent with the accounting policies of the Company; and the *pro forma* adjustments are appropriate for the purposes of the *pro forma* financial information disclosed in terms of the JSE listing requirements.

Reporting accountants' responsibility

Our responsibility is to express our limited assurance conclusion on the *pro forma* financial information included in This Document. We conducted our assurance engagement in accordance with the International Standard on Assurance Engagements applicable to *Assurance Engagements Other Than Audits or Reviews of Historical Financial Information* and the *Revised Guide on Pro Forma Financial Information* issued by SAICA.

This standard requires us to obtain sufficient appropriate evidence on which to base our conclusion.

We do not accept any responsibility for any reports previously given by us on any financial information used in the compilation of the *pro forma* financial information beyond that owed to those to whom those reports were addressed by us at the dates of their issue.

Sources of information and work performed

Our procedures, consisted primarily of comparing the unadjusted financial information with the source documents, considering the *pro forma* adjustments in light of the accounting policies of the issuer, considering the evidence supporting the *pro forma* adjustments and discussing the *pro forma* financial information with the directors of the Company, in respect of the corporate actions that are the subject of This Document.

In arriving at our conclusion, we have relied upon financial information prepared by the directors of the Company and other information from various public, financial and industry sources.

Whilst our work performed has involved an analysis of the historical published reviewed financial information, and other information provided to us, our assurance engagement does not constitute, an audit or review of any of the underlying financial information conducted in accordance with *International Standards on Auditing or International Standards on Review Engagements* and accordingly, we do not express an audit or review opinion.

In a limited assurance engagement the evidence – gathering procedures are more limited than for a reasonable assurance engagement and therefore less assurance is obtained, than in a reasonable assurance engagement. We believe our evidence obtained is sufficient and appropriate to provide a basis for our conclusion.

Conclusion

Based on our examination of the evidence obtained, nothing has come to our attention that causes us to believe that:

- the *pro forma* financial information has not been properly compiled on the basis stated;
- such basis is inconsistent with the accounting policies of the Company; and
- the adjustments are not appropriate for the purposes of the *pro forma* financial information as disclosed pursuant to Section 8.30 of the JSE Listings Requirements.

Yours faithfully

KPMG Inc.
Registered Accountants and Auditors
Chartered Accountants (SA)
KPMG Crescent
85 Empire Road
Parktown, 2193
(Private Bag X9, Parkview, 2122)

Deloitte & Touche
Registered Accountants and Auditors
Chartered Accountants (SA)
Deloitte & Touche Place
The Woodlands
20 Woodlands Drive
Woodmead, 2196
(Private Bag, X6, Gallo Manor, 2052)"

THE COMPANY ORDINARY SHARE PRICE HISTORY

The Ordinary Shares have been listed on the JSE since 20 August 1969.

The following table sets out the high, low and closing prices of the Ordinary Shares in cents and the total trading volume of the Ordinary Shares on the JSE on a yearly basis for the last 3 financial years:

Yearly	High	Low	Close	Volume
May 2003	13 600	8 450	9 100	153 252 024
May 2004	10 255	5 500	6 269	255 625 994
May 2005	8 320	5 240	7 580	216 815 233

Source: I-Net Bridge

The following table sets out the high, low and closing prices of the Ordinary Shares in cents and the total trading volume of the Ordinary Shares on the JSE on a quarterly basis for the periods indicated:

Quarterly	High	Low	Close	Volume
June 2002	15 400	11 400	11 700	44 359 959
September 2002	12 700	9 500	9 940	31 683 509
December 2002	12 400	9 800	11 110	38 560 145
March 2003	11 850	8 700	8 800	42 100 942
June 2003	10 050	8 450	8 950	46 712 729
September 2003	10 255	6 700	6 920	59 328 591
December 2003	7 690	5 640	6 203	67 838 980
March 2004	7 125	5 500	6 390	70 565 138
June 2004	6 570	5 675	6 170	57 013 945
September 2004	6 200	5 240	5 950	61 649 714
December 2004	7 999	5 900	7 780	56 618 867
March 2005	8 320	6 700	7 520	42 108 062

Source: I-Net Bridge

The following table sets out the high, low and closing prices of the Ordinary Shares in cents and the total trading volume of the Ordinary Shares on the JSE on a monthly basis for each of the last 12 months:

Monthly	High	Low	Close	Volume
June 2004	6 570	6 100	6 170	17 458 089
July 2004	6 200	5 550	5 975	11 493 256
August 2004	6 000	5 240	5 601	28 313 426
September 2004	5 960	5 610	5 950	21 843 032
October 2004	6 810	5 900	6 660	25 249 478
November 2004	7 620	6 500	7 600	22 544 412
December 2004	7 999	7 290	7 780	8 824 977
January 2005	7 770	6 700	7 280	9 426 416
February 2005	8 070	6 910	8 002	15 008 015
March 2005	8 320	7 255	7 520	17 673 631
April 2005	7 850	7 000	7 500	12 157 620
May 2005	7 840	7 390	7 580	26 822 881

Source: I-Net Bridge

The following table sets out the high, low and closing prices of the Ordinary Shares in cents and the total trading volume of the Ordinary Shares on the JSE on a daily basis for each of the 30 days preceding the Last Practicable Date:

Monthly	High	Low	Close	Volume
29 April 2005	7 600	7 450	7 500	693 306
3 May 2005	7 501	7 410	7 500	602 439
4 May 2005	7 700	7 400	7 500	368 050
5 May 2005	7 650	7 490	7 645	1 066 624
6 May 2005	7 695	7 600	7 680	5 304 090
9 May 2005	7 800	7 700	7 737	1 263 201
10 May 2005	7 840	7 525	7 670	1 327 696
11 May 2005	7 695	7 625	7 670	1 196 496
12 May 2005	7 725	7 525	7 600	1 288 172
13 May 2005	7 550	7 430	7 535	504 998
16 May 2005	7 566	7 475	7 566	286 412
17 May 2005	7 600	7 390	7 530	275 296
18 May 2005	7 800	7 530	7 760	460 422
19 May 2005	7 820	7 600	7 699	642 205
20 May 2005	7 700	7 398	7 600	1 034 374
23 May 2005	7 625	7 500	7 550	898 643
24 May 2005	7 575	7 500	7 560	1 215 420
25 May 2005	7 575	7 500	7 550	802 369
26 May 2005	7 580	7 525	7 550	990 178
27 May 2005	7 640	7 530	7 600	623 733
30 May 2005	7 670	7 525	7 670	1 298 765
31 May 2005	7 670	7 550	7 580	5 373 298
1 June 2005	7 580	7 399	7 450	499 641
2 June 2005	7 520	7 421	7 500	897 007
3 June 2005	7 650	7 480	7 564	241 149
6 June 2005	7 849	7 550	7 849	271 709
7 June 2005	8 050	7 790	7 790	320 393

Source: I-Net Bridge

Notice is hereby given that a general meeting of members of the Company will be held in the Auditorium, 135 Rivonia Road, Sandown on Friday, 22 July 2005, commencing at 15:00 for the purpose of considering and, if deemed fit, passing with or without modification (which modification is capable of being substantive in nature and provided that any such substantive modification made shall not have the effect of diminishing the rights that accrue to Ordinary Shareholders as envisaged in the ordinary and special resolutions set out in this notice of general meeting) such ordinary and special resolutions set out in this notice of general meeting.

Each resolution is subject to the condition precedent that the conditions precedent reflected in paragraph 11 of the circular to which this notice of general meeting is attached, the provisions of which are deemed to be incorporated herein, are fulfilled or waived. In addition, each resolution is subject to the passing, and where appropriate, registration of the immediately preceding resolution.

ORDINARY RESOLUTION NUMBER 1

The purpose of the following ordinary resolution is to authorise the Company to allot and issue new ordinary shares in the share capital of the Company for the benefit of the various BEE Partners (save for the Non-executive directors Trust which is dealt with in Special Resolution No. 1) pursuant to and for the purposes of implementing the Black Executive Scheme, Black Management Scheme, Broad-based Employee Scheme, Evergreen Scheme, Community Scheme, Corporate Scheme, Retail Scheme and Black Business Partner Scheme as detailed in the circular to which this notice of general meeting is attached.

RESOLVED THAT the Company is hereby authorised by way of a specific authority in terms of section 221 of the Companies Act, (Act 61 of 1973), as amended ("the Companies Act") and the rules and regulations of the JSE to allot and issue –

1. 2 093 521 ordinary shares of R1.00 each in the authorised but un-issued ordinary share capital of the Nedbank Group to the Nedbank Eyethu Black Executive Trust (Master's Reference No. IT 5071/05) (the "Black Executive Trust"), at a price of R74.75 per share, pursuant to the terms and conditions of the Black Executive Scheme detailed in the circular to which this notice of general meeting is attached;
2. 5 261 076 ordinary shares of R1.00 each in the authorised but un-issued ordinary share capital of the Nedbank Group to the Nedbank Eyethu Black Management Trust (Master's Reference No. IT 5075/05) (the "Black Management Trust"), at a price of R74.75 per share, pursuant to the terms and conditions of the Black Management Scheme detailed in the circular to which this notice of general meeting is attached;
3. 1 424 991 ordinary shares of R1.00 each in the authorised but un-issued ordinary share capital of the Nedbank Group to the Nedbank Eyethu Broad-based Employee Trust (Master's Reference No. IT 5073/05) (the "Broad-based Employee Trust"), at a price of R74.75 per share, pursuant to the terms and conditions of the Broad-based Employee Scheme detailed in the circular to which this notice of general meeting is attached;
4. 923 342 ordinary shares of R1.00 each in the authorised but un-issued ordinary share capital of the Nedbank Group to the Nedbank Eyethu Evergreen Trust (Master's Reference No. IT 5084/05) (the "Evergreen Trust"), at a price of R74.75 per share, pursuant to the terms and conditions of the Evergreen Scheme detailed in the circular to which this notice of general meeting is attached;
5. 1 578 260 ordinary shares of R1.00 each in the authorised but un-issued ordinary share capital of the Nedbank Group to the Nedbank Eyethu Community Trust (Master's Reference No. IT 5070/05) ("the Community Trust"), at a price of R1.00 per share, pursuant to the terms and conditions of the Community Scheme detailed in the circular to which this notice of general meeting is attached;
6. 10 160 049 ordinary shares of R1.00 each in the authorised but un-issued ordinary share capital of the Nedbank Group to the Nedbank Eyethu Corporate Scheme Trust (Master's Reference No. IT 5083/05) ("the Corporate Trust"), at a price of R1.00 per share, pursuant to the terms and conditions of the Corporate Scheme detailed in the circular to which this notice of general meeting is attached;
7. 1 676 901 ordinary shares of R1.00 each in the authorised but un-issued ordinary share capital of the Nedbank Group to the Aka-Nedbank Eyethu Trust (Master's Reference No. IT 5074/2005) ("the Aka Capital Trust"), at the price of R1.00 per share, pursuant to the terms and conditions of the Corporate Scheme as read with the Aka Capital Agreement detailed in the circular to which this notice of general meeting is attached;

8. 9 469 560 ordinary shares of R1.00 each in the authorised but un-issued ordinary share capital of the Nedbank Group to the Nedbank Eyethu Retail Trust (Master's Reference No. IT 5085/05) ("the Retail Trust"), at a price of R1.00 per share, pursuant to the terms and conditions of the Retail Scheme detailed in the circular to which this notice of general meeting is attached;

9. 3 945 650ordinary shares of R1.00 each in the authorised but un-issued ordinary share capital of the Nedbank Group, to The Brimstone-Mtha Financial Services Trust (Master's Reference No. IT 5096/05) ("the BRIMSTONE Trust") at a price of R1.87 per share pursuant to the terms and conditions of the Black Business Partner Scheme detailed in the circular to which this notice of general meeting is attached;

10. 3 945 650 ordinary shares of R1.00 each in the authorised but un-issued ordinary share capital of the Nedbank Group, to The WIPHOLD Financial Services Number Two Trust (Master's Reference No. IT 5098/05) ("the WIPHOLD Trust") at a price of R1.87 per share pursuant to the terms and conditions of the Black Business Partner Scheme detailed in the circular to which this notice of general meeting is attached;

11. a variable number of ordinary shares of R1.00 each in the authorised but un-issued ordinary share capital of the Nedbank Group, subject to a maximum of R6.64 million of Nedbank Group Shares each year at the then Market Value until the termination of the Black Business Partner Scheme, to the WIPHOLD Consortium in discharge of a portion of the Performance Fee which may be payable by the Company to it pursuant to the terms and conditions of the Black Business Partner Scheme detailed in the circular to which this notice of general meeting is attached; and

12. a variable number of ordinary shares of R1.00 each in the authorised but un-issued ordinary share capital of the Nedbank Group, subject to a maximum of R6.64 million of Nedbank Group Shares each year at the then Market Value until the termination of the Black Business Partner Scheme, to the BRIMSTONE Consortium in discharge of a portion of the Performance Fee which may be payable by the Company to it pursuant to the terms and conditions of the Black Business Partner Scheme detailed in the circular to which this notice of general meeting is attached.

In terms of the JSE Listing Requirements the passing of this resolution is achieved by the attainment of a 75% majority of the votes cast in favour of such resolution by all Ordinary Shareholders present or represented at the general meeting, excluding any Ordinary Shareholders and their associates participating in the specific issue of shares for cash.

SPECIAL RESOLUTION NUMBER 1

In terms of section 223 of the Companies Act, a special resolution is required by a company to issue shares for the benefit of non-executive directors of that company. Accordingly, the purpose of the following special resolution is to authorise the Company to allot and issue new ordinary shares in the share capital of the Company for the benefit of existing and future non-executive directors of the Company pursuant to and for the purposes of implementing the Non-executive directors Scheme as detailed in the circular to which this notice of general meeting is attached.

RESOLVED THAT the Company is hereby authorised, in terms of section 223 of the Companies Act and the rules and regulations of the JSE, to allot and issue:

1. 197 283 ordinary shares of R1.00 each in the authorised but un-issued ordinary share capital of the Nedbank Group to the Nedbank Eyethu Non-executive directors Trust (Master's Reference No. IT 5072/2005) (the "Non-executive directors Trust"), at a price of R1.00 per share, for the benefit of M L Ndlovu pursuant to the terms and conditions of the Non-executive directors Scheme detailed in the circular to which this notice of general meeting is attached;

2. 98 641 ordinary shares of R1.00 each in the authorised but un-issued ordinary share capital of the Nedbank Group to the Non-executive directors Trust, at a price of R1.00 per share, for the benefit of B de L Figaji pursuant to the terms and conditions of the Non-executive directors Scheme detailed in the circular to which this notice of general meeting is attached;

3. 98 641 ordinary shares of R1.00 each in the authorised but un-issued ordinary share capital of the Nedbank Group to the Non-executive directors Trust, at a price of R1.00 per share, for the benefit of J B Magwaza pursuant to the terms and conditions of the Non-executive directors Scheme detailed in the circular to which this notice of general meeting is attached;

4. 98 641 ordinary shares of R1.00 each in the authorised but un-issued ordinary share capital of the Nedbank Group to the Non-executive directors Trust, at a price of R1.00 per share, for the benefit of ME Mkwanazi pursuant to the terms and conditions of the Non-executive directors Scheme detailed in the circular to which this notice of general meeting is attached; and

5. 295 924 ordinary shares of R1.00 each in the authorised but un-issued ordinary share capital of the Nedbank Group to the Non-executive directors Trust, at a price of R1.00 per share, for the benefit of future non-executive directors of the Nedbank Group pursuant to the terms and conditions of the Non-executive directors Scheme detailed in the circular to which this notice of general meeting is attached.

REASONS AND EFFECTS

The reasons for and the effects of Special Resolution Number 1 is to give the directors of the Company the specific authority to issue ordinary shares in the Nedbank Group's issued ordinary share capital to the Non-executive directors Trust for the benefit of the Nedbank Group's non-executive directors on the terms and conditions of the Nedbank Group's Non-executive directors Scheme.

SPECIAL RESOLUTION NUMBER 2

The purpose of the following special resolution is to authorise the Company to exercise a call option granted to it by each of the BEE Partners and to repurchase a variable number of ordinary shares held by such BEE Partners at the expiry of the various Lock-in Periods applicable to each BEE scheme so as to allow each BEE Partner to hold unencumbered ordinary shares in the Company at such time.

RESOLVED THAT the Company is hereby authorised, by way of specific authority, in accordance with section 85 of the Companies Act, any rules and regulations of the JSE and the Company's articles of association to –

1. exercise the Nedbank Group Call Option granted to it by the Non-executive directors Trust to repurchase –
   - 1.1. any or all of the 789 130 Nedbank Group Shares from the Non-executive directors Trust at a price of not more than R1.00 per share, pursuant to the terms and conditions of the Non-executive directors Scheme detailed in the circular to which this notice of general meeting is attached;
   - 1.2. any or all of the Nedbank Group Shares allotted and issued to the Non-executive directors Trust as fully paid up capitalisation shares at an aggregate price of R1.00, pursuant to the terms and conditions of the Non-executive directors Scheme detailed in the circular to which this notice of general meeting is attached;
2. exercise the Nedbank Group Call Option granted to it by the Community Trust to repurchase –
   - 2.1. any or all of the 1 578 260 Nedbank Group Shares from the Community Trust at a price of not more than R1.00 per share, pursuant to the terms and conditions of the Community Scheme detailed in the circular to which this notice of general meeting is attached;
   - 2.2. any or all of the Nedbank Group Shares allotted and issued to the Community Trust as fully paid up capitalisation shares at an aggregate price of R1.00, pursuant to the terms and conditions of the Community Scheme detailed in the circular to which this notice of general meeting is attached;
3. exercise the Nedbank Group Call Option granted to it by the Corporate Trust to repurchase –
   - 3.1. any or all of the 10 160 049 Nedbank Group Shares from the Corporate Trust at a price of not more than R1.00 per share, pursuant to the terms and conditions of the Corporate Scheme detailed in the circular to which this notice of general meeting is attached;
   - 3.2. any or all of the Nedbank Group Shares allotted and issued to the Corporate Trust as fully paid up capitalisation shares at an aggregate price of R1.00, pursuant to the terms and conditions of the Corporate Scheme detailed in the circular to which this notice of general meeting is attached;
4. exercise the Nedbank Group Call Option granted to it by the Aka Capital Trust to repurchase –
   - 4.1. any or all of the 1 676 901 Nedbank Group Shares from the Aka Capital Trust at a price of not more than R1.00 per share, pursuant to the terms and conditions of the Corporate Scheme as read with the Aka Capital Agreement detailed in the circular to which this notice of general meeting is attached;
   - 4.2. any or all of the Nedbank Group Shares allotted and issued to the Aka Capital Trust as fully paid up capitalisation shares at an aggregate price of R1.00, pursuant to the terms and conditions of the Corporate Scheme as read with the Aka Capital Agreement detailed in the circular to which this notice of general meeting is attached;
5. exercise the Nedbank Group Call Option granted to it by the Retail Trust to repurchase from time-to-time –
   - 5.1. any or all of the 9 469 560 Nedbank Group Shares from the Retail Trust at a price of not more than R1.00 per share, pursuant to the terms and conditions of the Retail Scheme detailed in the circular to which this notice of general meeting is attached;

5.2. any or all of the Nedbank Group Shares allotted and issued to the Retail Trust as fully paid up capitalisation shares at an aggregate price of R1.00, pursuant to the terms and conditions of the Retail Scheme detailed in the circular to which this notice of general meeting is attached;

6. exercise the Nedbank Group Call Option granted to it by the BRIMSTONE Trust to repurchase –

6.1. any or all of the 3 945 650 Nedbank Group Shares from the BRIMSTONE Trust at a price of not more than R1.87 per share, pursuant to the terms and conditions of the Black Business Partner Scheme detailed in the circular to which this notice of general meeting is attached;

6.2. any or all of the Nedbank Group Shares allotted and issued to the BRIMSTONE Trust as fully paid up capitalisation shares at an aggregate price of R1.00, pursuant to the terms and conditions of the Black Business Partner Scheme detailed in the circular to which this notice of general meeting is attached;

6.3. any or all of the Nedbank Group Shares allotted and issued to the BRIMSTONE Trust in discharge of a portion of the Performance Fee payable to the Black Business Partner Trusts pursuant to the Performance Agreement entered into by each of the Black Business Partner Trusts on or about 9 June 2005, at an aggregate price of R1.00;

7. exercise the Nedbank Group Call Option granted to it by the WIPHOLD Trust to repurchase –

7.1. any or all of the 3 945 650 Nedbank Group Shares from the WIPHOLD Trust at a price of not more than R1.87 per share, pursuant to the terms and conditions of the Black Business Partner Scheme detailed in the circular to which this notice of general meeting is attached;

7.2. any or all of the Nedbank Group Shares allotted and issued to the WIPHOLD Trust as fully paid up capitalisation shares at an aggregate price of R1.00, pursuant to the terms and conditions of the Black Business Partner Scheme detailed in the circular to which this notice of general meeting is attached; and

7.3. any or all of the Nedbank Group Shares allotted and issued to the WIPHOLD Trust in discharge of a portion of the Performance Fee payable to the Black Business Partner Trusts pursuant to the Performance Agreement entered into by each of the Black Business Partner Trusts on or about 9 June 2005, at an aggregate price of R1.00;

whereupon such shares shall be cancelled as issued shares and restored forthwith to the status of authorised shares of the Company. This authority is given on the basis that the Company will, after the payment required in terms of each of the aforementioned call options, be able to pay its debts as they become due in the ordinary course of business and the consolidated assets of the Company fairly valued would after the payments exceed the consolidated liabilities of the Company.

REASONS AND EFFECTS

The reasons for and the effects of Special Resolution Number 2 is to give the directors of the Company the specific authority upfront to repurchase a variable number of ordinary shares in the Nedbank Group's issued ordinary share capital on the expiry and upon the terms and conditions of the Non-executive directors Scheme, the Community Scheme, the Corporate Scheme, the Retail Scheme and the Black Business Partner Scheme.

ORDINARY RESOLUTION NUMBER 2

The purpose of the following ordinary resolution is to authorise the Company to allow and issue additional ordinary shares to each of the BEE Partners pursuant to a right granted to them to subscribe for the number of ordinary shares that the Company repurchases pursuant to Special Resolution Number 2 so as to give the BEE Partners the ability to maintain their shareholding in the Company as at the implementation of the Proposed Transaction as detailed in the circular to which this notice of general meeting is attached.

RESOLVED THAT the Company is hereby authorised by way of a specific authority in terms of sections 221 and 222 of the Companies Act and the rules and regulations of the JSE –

1. subject to the Non-executive directors Trust exercising its right of subscription in terms of the Non-executive directors Scheme detailed in the circular to which this notice of general meeting is attached, to allot and issue to the Non-executive directors Trust a maximum number of Nedbank Group Shares in the authorised but un-issued ordinary share capital of the Company that equals the number of Nedbank Group Shares that the Company repurchases from the Non-executive directors Trust pursuant to the exercise of its call option in accordance with the terms of the Non-executive directors Scheme, at the then Market Value per Nedbank Group Share;

2. subject to the Community Trust exercising its right of subscription in terms of the Community Scheme detailed in the circular to which this notice of general meeting is attached, to allot and issue to the Community Trust a maximum number of Nedbank Group Shares in the authorised but un-issued ordinary share capital of the Company that equals the number of Nedbank Group Shares that the Company repurchases from the Community Trust pursuant to the exercise of its call option in accordance with the terms of the Community Scheme, at the then Market Value per Nedbank Group Share;

3. subject to the Corporate Trust exercising its right of subscription in terms of the Corporate Scheme detailed in the circular to which this notice of general meeting is attached, to allot and issue to the Corporate Trust a maximum number of Nedbank Group Shares in the authorised but un-issued ordinary share capital of the Company that equals the number of Nedbank Group Shares that the Company repurchases from the Corporate Trust pursuant to the exercise of its call option in accordance with the terms of the Corporate Scheme, at the then Market Value per Nedbank Group Share;

4. subject to the Aka Capital Trust exercising its right of subscription in terms of the Corporate Scheme as read with the Aka Capital Agreement detailed in the circular to which this notice of general meeting is attached, to allot and issue to the Aka Capital Trust a maximum number of Nedbank Group Shares in the authorised but un-issued ordinary share capital of the Company that equals the number of Nedbank Group Shares that the Company repurchases from the Aka Capital Trust pursuant to the exercise of its call option in accordance with the terms of the Corporate Scheme as read with the Aka Capital Agreement, at the then Market Value per Nedbank Group Share;

5. subject to the Retail Trust exercising its right of subscription in terms of the Retail Scheme detailed in the circular to which this notice of general meeting is attached, to allot and issue to the Retail Trust a maximum number of Nedbank Group Shares in the authorised but un-issued ordinary share capital of the Company that equals the number of Nedbank Group Shares that the Company repurchases from the Retail Trust pursuant to the exercise of its call option in accordance with the terms of the Retail Scheme, at the then Market Value per Nedbank Group Share;

6. subject to the BRIMSTONE Trust exercising its right of subscription in terms of Black Business Partner Scheme detailed in the circular to which this notice of general meeting is attached, to allot and issue to the BRIMSTONE Trust, a maximum number of Nedbank Group Shares in the authorised but un-issued ordinary share capital of the Company that equals the number of Nedbank Group Shares that the Company repurchases from the BRIMSTONE Trust pursuant to the exercise of its call option in accordance with the terms of the Black Business Partner Scheme, at the then Market Value per Nedbank Group Share; and

7. subject to the WIPHOLD Trust exercising its right of subscription in terms of Black Business Partner Scheme detailed in the circular to which this notice of general meeting is attached, to allot and issue to the WIPHOLD Trust, a maximum number of Nedbank Group Shares in the authorised but un-issued ordinary share capital of the Company that equals the number of Nedbank Group Shares that the Company repurchases from the WIPHOLD Trust pursuant to the exercise of its call option in accordance with the terms of the Black Business Partner Scheme, at the then Market Value per Nedbank Group Share.

In terms of the JSE Listing Requirements the passing of this resolution is achieved by the attainment of a 75% majority of the votes cast in favour of such resolution by all Ordinary Shareholders present or represented at the general meeting, excluding any Ordinary Shareholders and their associates participating in the specific issue of shares for cash.

ORDINARY RESOLUTION NUMBER 3

The purpose of the following ordinary resolution is to authorise the directors of the Company to do all that is necessary to implement the Proposed Transaction as detailed in the circular to which this notice of general meeting is attached.

RESOLVED THAT

the directors of the Company be authorised to do all such things and sign all documents including Company forms and take all such actions as they consider necessary to give effect to and implement the abovementioned resolutions.

Voting and proxies

Ordinary Shareholder entitled to attend and vote at the general meeting may appoint a proxy or proxies to attend, speak and vote in his/her stead. A proxy need not be a member of the Company. On a show of hands an Ordinary Shareholder present in person or by proxy is entitled to one vote irrespective of the number of shares he/she holds or represents, provided that a proxy will only have one vote irrespective of the number of shares he/she represents.

On a poll, an Ordinary Shareholder present in person or by proxy is entitled to that proportion of the total votes in the Company which the aggregate amount of the nominal value of the Nedbank Group Shares held by him/her bears to the aggregate amount of the nominal value of all the Nedbank Group Shares issued by the Company and carrying the right to vote.

If you hold Dematerialised Shares, you must furnish your CSDP or broker with your instructions for voting at the general meeting. If your CSDP or broker does not obtain instructions from you, they will be obliged to act in terms of your mandate furnished to them. If you hold Dematerialised Shares, other than own name Dematerialised Shares, you must NOT complete the attached form of proxy. Unless you advise your CSDP or broker in the manner and time stipulated in the agreement between your CSDP or broker that you wish to attend the general meeting or send a proxy, your CSDP or broker will assume that you do not wish to attend the general meeting or send a proxy. If you wish to attend the general meeting, you are required to request that your CSDP or broker issue the necessary Letter of Representation to you to enable you to attend and vote at the general meeting.

If you hold Dematerialised Shares in your "own name", or hold certificated shares, and are unable to attend the general meeting and wish to be represented thereat, you must complete the attached form of proxy in accordance with the instructions therein and lodge it with or post it to the Transfer Secretaries of the Company:

Hand deliveries to:

Computershare Investor Services 2004
(Proprietary) Limited
Ground Floor, 70 Marshall Street
Johannesburg, 2001

Postal deliveries to:

Computershare Investor Services 2004
(Proprietary) Limited
PO Box 61051
Marshalltown, 2107

to be received by no later than 15:00 on Thursday, 21 July 2005 (or 24 hours before any adjournment of the general meeting which date, if necessary, will be notified on SENS and in the press).

By order of the Board

G S Nienaber
Group Company Secretary

15 June 2005

Nedbank Group Limited
Registration No. 1966/010630/06
Registered Office:
135 Rivonia Road
Sandown, 2196
PO Box 1144
Sandton, 2146
Telephone +27(0) 11 294 9106

NEDBANK
GROUP

(formerly NEDCOR LIMITED)
(Incorporated in the Republic of South Africa)
(Registration number 1966/010630/06)
Share code JSE: NED ISIN: ZAE000004875
("the Company")

FORM OF PROXY

For use by Certificated Ordinary Shareholders in the Company or Dematerialised Ordinary Shareholders in the Company registered with "own-name" registration only, at the general meeting of Ordinary Shareholders to be held at the registered office of the Company, 135 Rivonia Road, Sandton at 15:00 on 22 July 2005 ("general meeting").

Dematerialised Ordinary Shareholders in the Company who are not "own-name" Ordinary Shareholders, must inform their Central Securities Depository Participant ("CSDP") or broker of their intention to attend the general meeting and request their CSDP or broker to issue them with the necessary authorisation to attend the general meeting in person and vote or provide their CSDP or broker with their voting instructions should they not wish to attend the general meeting in person. These Ordinary Shareholders in the Company must not use this form of proxy but must contact their CSDP or broker as the Company will take no responsibility for Ordinary Shareholders who do not contact their CSDP or broker timeously.

I/We (name/s in BLOCK LETTERS) ______________________________

of ______________________________

being the holders of (see note): ______________ Ordinary Shares in the capital of the Company do hereby appoint

1. ______________________________ or failing him/her,

2. ______________________________ or failing him/her,

3. the Chairman of the general meeting,

as my/our proxy to act for me/us at the general meeting for purposes of considering and, if deemed fit, passing, with or without modification, the special and ordinary resolutions to be proposed thereat and at each adjournment thereof; and to abstain from voting for and/or against such resolutions in respect of the Ordinary Shares in the Company registered in my/our name in accordance with the following instructions:

	Number of Ordinary Shares in Nedbank Group Limited		
Resolutions	For	Against	Abstain
Ordinary resolution number 1			
Special resolution number 1			
Special resolution number 2			
Ordinary resolution number 2			
Ordinary resolution number 3			

Signed at ______________ on ______________ 2005

Signature ______________________________

Assisted by (where applicable) ______________________________

Each Ordinary Shareholder is entitled to appoint one or more proxies (who need not be an ordinary shareholder of the Company) to attend, speak and vote in place of that ordinary shareholder in the Company at the general meeting.

Please read the notes on the reverse hereof.

Notes to form of proxy:

1. Each Certificated Ordinary Shareholder and "own-name" registered Dematerialised Ordinary Shareholder is entitled to appoint one or more proxies (who need not be a Certificated Ordinary Shareholder and "own-name" registered Dematerialised Ordinary Shareholder) to attend, speak and vote in place of that Certificated Ordinary Shareholder and "own-name" registered Dematerialised Ordinary Shareholder at the general meeting.

2. A Certificated Ordinary Shareholder and "own-name" registered Dematerialised Ordinary Shareholder may insert the name of a proxy or the names of two alternative proxies of the Certificated Ordinary Shareholder and "own-name" registered Dematerialised Ordinary Shareholder's choice in the space provided, with or without deleting the chairman of the general meeting. The person whose name stands first on the form of proxy and who is present at the general meeting shall be entitled to act as proxy to the exclusion of the persons whose names follow.

3. A Certificated Ordinary Shareholder and "own-name" registered Dematerialised Ordinary Shareholders instructions to the proxy have to be indicated by the insertion of the relevant number of votes exercisable by that Certificated Ordinary Shareholder and "own-name" registered Dematerialised Ordinary Shareholder in the appropriate box provided. Failure to comply with this shall be deemed to authorise the chairman of the general meeting, if the chairman is the authorised proxy, to vote in favour of the ordinary and special resolutions at the general meeting or the appointed proxy to vote or to abstain from voting at the general meeting, as he/she deems fit, in respect of all the Certificated Ordinary Shareholder and "own-name" registered Dematerialised Ordinary Shareholder's votes exercisable thereat.

4. A Certificated Ordinary Shareholder and "own-name" registered Dematerialised Ordinary Shareholder or his/her proxy is not obliged to vote in respect of all the Ordinary Shares held by such Certificated Ordinary Shareholder and "own-name" registered Dematerialised Ordinary Shareholder or represented by such proxy, but the total number of votes for or against the ordinary and special resolutions and in respect of which any abstention is recorded may not exceed the total number of votes to which the Certificated Ordinary Shareholder and "own-name" registered Dematerialised Ordinary Shareholder or his/her proxy is entitled.

5. Documentary evidence establishing the authority of a person signing this form of proxy in a representative capacity has to be attached to this form of proxy, unless previously recorded by the Company's Transfer Secretaries or waived by the chairman of the general meeting.

6. The Chairman of the general meeting may reject or accept any form of proxy that is completed and/or received, other than in compliance with these notes.

7. Any alterations or corrections to this form of proxy shall be initialled by the signatory(ies)

8. The completion and lodging of this form of proxy shall not preclude the relevant Certificated Ordinary Shareholder and "own-name" registered Dematerialised Ordinary Shareholder from attending the general meeting and speaking and voting in person thereat to the exclusion of any proxy appointed in terms hereof, should such Certificated Ordinary Shareholder and "own-name" registered Dematerialised Ordinary Shareholder wish to do so.

9. Forms of proxy have to be lodged with or posted to Computershare Investor Services 2004 (Proprietary) Limited ("Computershare"), 70 Marshall Street, Johannesburg, 2001 (PO Box 61051, Marshalltown, 2107), to be received no later than 15:00 on Thursday 21 July 2005. Proxy forms can also be submitted by fax to Computershare (fax number +27 (0) 11 688 5238), subject to the proxy instruction form meeting all other criteria.

10. This proxy form is to be completed only by those Certificated Ordinary Shareholders and ""own-name"" registered Dematerialised Ordinary Shareholders who are:
    - holding Ordinary Shares in certificated form; or
    - recorded in the subregister in dematerialised electronic form in their own name.

11. Holders of Nedbank Group Ordinary Shares (whether certificated or dematerialised) through a nominee should timeously make the necessary arrangements with that nominee or, if applicable, CSDP or broker (as the case may be) on how they wish their votes to be cast at the general meeting on their behalf. As far as holdings in a CSDP is concerned, this will be guided by the terms of the agreement entered into between Ordinary Shareholders and their CSDP or broker.

PRINTED BY INCE (PTY) LTD

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION.

If you are in any doubt as to the action you should take, you are recommended to seek your own financial advice immediately from your stockbroker, bank manager, solicitor, accountant or other independent financial adviser authorised under the Financial Services and Markets Act 2000, if you are in the United Kingdom, or from another appropriately authorised independent financial adviser.

If you have sold or otherwise transferred all your Old Mutual plc shares, please send this document and the accompanying Forms of Proxy or Voting Instruction Forms at once to the purchaser or transferee, or to the stockbroker, bank or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

OLD MUTUAL | plc

(incorporated in England and Wales with registered number 3591559 and registered as an external company in each of South Africa (No. 1999/004855/10), Malawi (No. 5282), Namibia (No. F/3591559) and Zimbabwe (No. EI/99)

Proposals to increase direct black ownership in the Old Mutual Group

and

Notice of an Extraordinary General Meeting and of a Court Meeting to consider a Scheme of Arrangement

---

Notice of an Extraordinary General Meeting of Old Mutual plc to be held in The Presentation Suite, 2nd Floor, Old Mutual Place, 2 Lambeth Hill, London EC4V 4GG on Wednesday, 6 July 2005 at 11.00 a.m. is set out on pages 58 and 59 of this document. Shareholders will find enclosed a Form of Proxy or Voting Instruction Form for use at the Extraordinary General Meeting (the "EGM Form of Proxy" or the "EGM Voting Instruction Form"). Notice of a Meeting of Old Mutual plc convened by order of the UK High Court pursuant to section 425 of the UK Companies Act 1985 (the "Court Meeting") to be held at the same venue immediately after conclusion of the Extraordinary General Meeting is set out on page 57 of this document. A Form of Proxy or Voting Instruction Form for the Court Meeting (the "Court Meeting Form of Proxy" or "Court Meeting Voting Instruction Form") is also enclosed. To be valid, the EGM Form of Proxy should be completed, signed and returned in accordance with the instructions printed on it so as to be received by the Company's Registrars at the return address on the enclosed envelope, as soon as possible and in any event no later than 11.00 a.m. on Monday, 4 July 2005. Completion and return of an EGM Form of Proxy will not preclude Shareholders from attending and voting in person at the Extraordinary General Meeting, should they so wish.

Information on completing and returning EGM Voting Instructions Forms, Court Meeting Forms of Proxy and Court Meeting Voting Instruction Forms is set out on those respective forms and in Note 3 on page 59 of this document.

CONTENTS

The definitions and interpretations on pages 53 to 56 of this document apply to the entire document.

If you have any questions regarding the contents of this circular, please call the Old Mutual Shareholder Information Line on

0861 100 980

(or +27 11 870 8227 if you are calling from outside South Africa). Please note that your call will be recorded for customer safety.

The Old Mutual Shareholder Information Line will be unable to provide shareholders with investment advice or comment on the merits of the transactions.

EXPECTED TIMETABLE OF EVENTS

Last day to trade Old Mutual plc Ordinary Shares on the JSE in order to be recorded in the register of members of Old Mutual plc to vote at the Extraordinary General Meeting and the Court Meeting	27 June 2005
Latest time and date for receipt of EGM Forms of Proxy and EGM Voting Instruction Forms	11.00 a.m. on 4 July 2005
Record date – time by which Shareholders must be recorded in the Company's register of members in order to attend and/or vote at the Extraordinary General Meeting and the Court Meeting	6.00 p.m. on 4 July 2005
Extraordinary General Meeting	11.00 a.m. on 6 July 2005
Court Meeting	11.15 a.m. on 6 July 2005, or immediately after conclusion or adjournment of the Extraordinary General Meeting, if later
Announcement of results of the Extraordinary General Meeting and the Court Meeting	6 July 2005
Court hearing to sanction the Scheme	18 July 2005
If the Scheme is sanctioned and implemented	
Announcement regarding the sanctioning of the Scheme	18 July 2005
Effective date of the Scheme	20 July 2005
Application for Listing to the LSE	29 July 2005
Issue and Listing* of New Shares on LSE and JSE at commencement of business on	1 August 2005

*The timetable for Admission of the New Shares depends on the date on which the Proposals are approved by the Shareholders and sanctioned by the Court.

Notes:

1. References to times and dates in this document are to London times and dates unless otherwise stated.
2. Shareholders are advised that, as trading in the Ordinary Shares on the JSE is settled within the STRATE environment (five business days following the trade), shareholders acquiring dematerialised shares after Monday, 27 June 2005, will not be eligible to vote at the Extraordinary General Meeting and the Court Meeting.
3. If the date of the Extraordinary General Meeting or Court Meeting is adjourned or postponed, EGM Forms of Proxy or Court Forms of Proxy (as the case may be) must be received by no later than 24 hours prior to the time of the adjourned or postponed meeting, provided that for the purposes of calculating the latest time by which such Forms of Proxy must be received, Saturdays, Sundays and public holidays will be excluded.
4. No dematerialisation or rematerialisation within STRATE and no transfers between registers may take place in the period from 28 June to 4 July 2005, both dates inclusive.

OLD MUTUAL | plc 5th Floor, Old Mutual Place, 2 Lambeth Hill, London EC4V 4GG

To: Ordinary Shareholders of Old Mutual plc

27 May 2005

Dear Shareholder,

Proposals to increase direct black ownership in the Old Mutual Group

1. INTRODUCTION

On 19 April 2005, the Old Mutual Group announced its intention to implement certain proposals which will increase the black shareholding in its South African businesses. The Company, together with two JSE-listed subsidiaries of the Group, Nedbank and Mutual & Federal, will undertake interconditional transactions based on a common set of principles.

The Proposals involve the issue of new ordinary shares in the Company, Nedbank and Mutual & Federal to various share trusts for the benefit of black employees within the Old Mutual Group and to a number of black controlled entities beneficially owned by black clients or distributors of the Old Mutual Group, black community groups and Black Business Partners in South Africa. The value of:

- the new ordinary shares in the Company to be allocated to black shareholders is equivalent to 13.48% of the value of the OMSA Group (excluding any interest in Nedbank and Mutual & Federal);
- the new ordinary shares in Nedbank to be allocated to black shareholders is equivalent to 11.50% of the value of Nedbank's South African business;
- the new ordinary shares in Mutual & Federal to be allocated to black shareholders is equivalent to 11.00% of Mutual & Federal shares following the implementation of the Proposals.

The total value of the shares to be issued under the Proposals is R7.2 billion (£617 million based on the exchange rate of R11.654 to £1, referred to at page 3), of which R7.1 billion worth will be allocated to black shareholders.

A brief outline of the Proposals is as follows:

- The Old Mutual plc Proposal will be carried out by way of a share subscription and the establishment of three new Old Mutual Employee Share Schemes. It involves the issue of 230.7 million New Shares in the Company, which will be equal to approximately 5.65% in aggregate of the enlarged issued share capital of the Company following the implementation of the transaction. 115.7 million New Shares, representing 2.83% of the enlarged issued share capital of the Company, will be issued to four SPVs, an SPV of each of the two Black Business Partners, the Black Distributors Trust and the Education Trust. These shares will be issued for an initial payment of 10 pence per share, being the par value of each New Share, plus an undertaking to make interim payments together with a further cash payment to the Company, the amount of which will be determined according to a set formula. These amounts will together form the subscription price for the New Shares. This formula is discussed in more detail below and in Parts II and IV of this document and is set out in full in the Subscription Agreements, copies of which will be on display as stated on pages 51 and 52. 115.0 million New Shares, representing 2.82% of the enlarged issued share capital of the Company, will be issued to the Old Mutual Employee Share Trusts.

  The issue of the New Shares will result in an increase in the black shareholding in the Company of 5.60%, which equates to an increase, in value terms, of 13.48% of the OMSA Group. Details of the basis of this calculation, which is used consistently throughout this document in relation to the Proposals, are provided in paragraph A of Part VIII of this document. As no shares will be issued in OMSA itself, which holds all the Company's South African subsidiaries, OMSA will remain wholly owned by the Company following the implementation of the Proposals.
- The Nedbank Proposal involves the issue of 41.3 million ordinary shares in Nedbank, representing 9.47% of Nedbank's enlarged issued share capital. 9.7 million shares will be issued to the Nedbank Staff and Management Schemes (which will be established for the purposes of the Nedbank Proposal), 7.9 million shares will be issued to the Black Business Partners, 0.8 million shares will be issued to a scheme on behalf of Nedbank's black non-executive directors and 22.9 million shares will be issued to the relevant Client and Community Schemes.
- The Mutual & Federal Proposal involves the issue of 31.1 million ordinary shares in Mutual & Federal, representing 11.14% of Mutual & Federal's enlarged issued share capital. 17.1 million shares will be issued to the Mutual & Federal Staff and Management Schemes (which will be established for the purposes of the Mutual & Federal Proposal), 11.2 million shares will be issued to the Black Business Partners, and 2.8 million shares will be issued to the relevant Client and Community Schemes. Of the 31.1 million ordinary shares to be issued under the Mutual & Federal Proposal, 30.7 million will be allocated to black shareholders, representing 11.00% of Mutual & Federal's enlarged issued share capital.

Based on the effective interest of the Company in each of OMSA, Nedbank and Mutual & Federal, these transactions will together result in the introduction of new direct black ownership in the Company, Nedbank and Mutual & Federal equating in value to 12.75% of the South African operations of the Group. All these transactions are together referred to in this document as the "**Proposals**". Details of the basis of this calculation, which is used consistently throughout this document in relation to the Proposals, are provided in Paragraph B of Part VIII of this document. Based on the Company's effective interest in each of OMSA, Nedbank and Mutual & Federal, the Group has estimated that the overall economic cost of the Proposals equates to approximately 3.3% of the value of the Group's South African operations.

Subscription for New Shares in the Company

The New Shares in the Company will be directly subscribed for by the following parties:

- WIPHOLD Financial Services No. 1 Limited;
- BRIMSTONE Mtha UK SPV Limited;
- Education SPV Limited; and
- Black Distributors SPV Limited

(together, the "**SPVs**").

New Shares will also be issued to two Old Mutual Employee Share Trusts, which will hold the New Shares on behalf of the Old Mutual Employee Share Schemes.

Shareholders are asked to approve the Proposals because the issue of New Shares to these parties pursuant to the Old Mutual plc Proposal will have a dilutive effect on their current shareholdings and because the issue of New Shares is being made for cash other than to existing Shareholders. In addition, approval is required because the subscription price will not be determined until 2015 and the minimum subscription price could be par value plus one Rand. This could theoretically result in the New Shares being issued at a discount substantially higher than 10% to the market price at the date of issue. This approval is sought as a requirement of the UK Companies Act 1985 and the UKLA's Listing Rules. The separate approval of Shareholders will also be sought for the adoption of the Old Mutual Employee Share Schemes and details of those schemes are set out in Part V of this document.

Additional details on the issue of the New Shares to the SPVs are set out in Parts II and IV of this document. Due to the dilutive effect that this aspect of the Old Mutual plc Proposal will have on the existing Shareholders, the Board considers it desirable to implement these features of the Old Mutual plc Proposal by way of a scheme of arrangement, which requires the approval of Shareholders and the sanction of the Court. Details of the Scheme are provided on page 11 of this letter.

Value of the shares to be issued

The following table shows the value of the shares to be issued by each of the Company, Nedbank and Mutual & Federal pursuant to the Proposals, as well as the value they represent as a proportion of the value of the relevant South African business. The figures represent the total value of the direct black shareholdings issued under the Proposals.

	OMSA Group (via the Company)		Nedbank		Mutual & Federal		Total value of direct black shareholding
	Rm	% value of OMSA Group's business	Rm	% value of Nedbank's business	Rm	% value of Mutual & Federal's business	Rm
Employees & management	1,689	6.66	680	2.57	357	6.00	2,726
Clients & distributors	288	1.14	1,593	6.03	30	0.50	1,911
Black non-executive directors	–	–	59	0.22	–	–	59
Communities	576	2.27	118	0.45	30	0.50	724
Black Business Partners	864	3.41	590	2.23	238	4.00	1,692
	3,417	13.48	3,040	11.50	655	11.00	7,112

The basis on which this table has been prepared is set out in Part VIII of this document. The values in the above table are based on R14.95 per share in the case of the Company, R74.75 per share for Nedbank and R21.33 per share for Mutual & Federal, being the volume weighted average price for the 10 days to 15 April 2005, less (in the case of the Company) the dividend per share payable in respect of the 2004 financial year, converted into Rand based on the exchange rate for the five business days to 15 April 2005 of R11.654 to £1.

If the Proposals are implemented, there will be a dilution of the current members' shareholdings in the Company due to the issue of the New Shares. The Group's respective shareholdings held by its shareholders' funds as at 24 May 2005 of 54.33% in Nedbank, and 86.82% in Mutual & Federal will also be reduced. The Group has taken steps towards maintaining the Group's shareholding held by its shareholders' funds in Nedbank above 50%, notwithstanding the implementation of the Nedbank Proposal, by acquiring additional shares in Nedbank and intends to take steps to acquire further shares to secure this objective before Nedbank issues new shares to implement the Nedbank Proposal.

In addition to the Proposals, the Group may introduce BEE parties in subsidiary companies in the foreseeable future if these are needed for specific business reasons. Such transactions, if completed, will be based on their commercial merits at the time and are not likely to be material in the context of the Group as a whole.

Your Board believes the Proposals should be implemented for the following reasons:

- the management of the Group is confident that there will be significant commercial benefit to be derived from the implementation of the Proposals; and
- the prospects for the Group's South African businesses will be adversely affected both in the short and longer term if the Proposals are not implemented.

While the Proposals are dilutive to earnings and embedded value per share in the short term, the Board believes that they will allow the Group to grow within South Africa in the longer term. The Board expects the benefits of the different elements of the Proposals significantly to outweigh the costs over the longer term and has therefore concluded that the Proposals are in the best interests of the Shareholders as a whole and recommends that you vote in favour of them.

2. BACKGROUND

The Financial Sector Charter ("**FSC**") was signed in South Africa on 17 October 2003 and contains a commitment by the financial services industry to BEE. This commitment was made against a background of economic imbalances in the South African economy, which had resulted in the majority of the country's citizens being excluded from the economic mainstream. Despite the progress made in the period since democratic elections in 1994, such imbalances continue to restrict the ability of the country to achieve its full economic potential. The intention of BEE is to address these inequalities by working towards sustained economic growth, development and social change by substantially increasing the number of black people who manage, own and control the economic resources of South Africa. The FSC requires that each financial institution shall have a target for black direct ownership equating in value to a minimum of 10% of its South African based business by 2010. For the purposes of the FSC, direct black ownership means beneficial ownership of an equity interest by black people together with control over the voting rights attaching to that equity interest by those black people. In contrast, indirect black ownership occurs where an institution or other investor owns equity in a company on behalf of black beneficiaries and there is no direct participation by the beneficiaries in the voting of those shares. The black ownership that will result from the Proposals means that this 10% requirement should be met for each of the OMSA Group, Nedbank and Mutual & Federal, whilst also equipping the OMSA Group, Nedbank and Mutual & Federal to meet the FSC's objectives in relation to employment equity and other FSC targets.

The FSC does not have legal effect and consequently there would be no legal consequences for the Company if the Proposals were not implemented. Rather, it is an industry-led commitment to which many major financial institutions are parties. Along with the financial sector, the majority of South Africa's other key industry sectors have developed, or are in the process of developing, charters which aim to achieve transformation within their sectors along similar lines to those outlined in the FSC. All BEE transactions completed to date in the financial services industry have used the FSC as the benchmark. The Proposals have been constructed in order to be consistent with the FSC, which the Board believes will ensure that the Group is not at a competitive disadvantage to other financial services companies in South Africa.

In December 2004, the Department of Trade and Industry in South Africa released the first drafts of Codes of Practice which provide broad guidelines for the implementation of BEE in South Africa. If and when such Codes of Practice are approved, it is expected that they will form part of the legislative framework for the promotion of BEE provided by the Broad-Based Black Economic Empowerment Act 2003. While the Codes of Practice differ from the FSC in certain respects, as they are still in draft form it is not yet clear to what extent, if at all, the Codes of Practice will change the FSC.

3. RATIONALE FOR THE PROPOSALS

The Board believes that the implementation of the Proposals will fulfil the Group's responsibilities as a major financial institution in South Africa, whilst at the same time preserving and potentially enhancing its reputation and goodwill in South Africa. BEE has become a key requirement for the promotion of sustainable economic growth and social development in South Africa, and therefore the Board believes that it is fundamental to the interests of the Group's shareholders, South African staff and clients.

As an active participant in the development of the FSC, the Old Mutual Group has committed itself to the aims of the FSC, which sets targets for financial sector participants. The Old Mutual Group views the FSC targets as a minimum for itself. Along with the South African Insurers Association, the Life Offices' Association and the Banking Council (amongst others), OMLACSA, Nedbank and Mutual & Federal are parties to the FSC, and have designed the Proposals to implement the Group's overall strategy of bringing broad-based empowerment into its businesses. The Proposals include employees and management, clients, distributors, black trade union members, professional bodies, entrepreneurs, and women's and community groups throughout South Africa.

The Proposals involve an upfront cost comparable with other financial services BEE deals. The Board believes that the commercial benefits to be gained should exceed the initial and ongoing costs of implementing the Proposals, and that the Proposals will, if implemented, enhance the Group's profile in its most important market and be likely to increase the motivation and retention of its staff in South Africa. Moreover, the Board believes that the Proposals are likely, in the longer term, to strengthen the Old Mutual Group's growth prospects within South Africa, to attract additional business and bring about benefits for the Old Mutual Group which it would otherwise be denied. The Board believes that if the Shareholders do not vote in favour of the Proposals and BEE direct ownership is not introduced into the Group's South African businesses, there could be a material adverse impact on the business, including the potential loss of existing business and the risk of not attracting new business.

4. PRINCIPLES OF THE PROPOSALS

In structuring the Proposals, the Group developed a set of principles aimed at sustainable broad-based empowerment, and the Proposals have accordingly been based on the following principles:

- **Transformation** – The Group has designed the Proposals to accelerate operational transformation in its South African businesses. This extends to employment equity (particularly at the management level), client acquisition, strategies for underserved markets, profiling the Group and community involvement. The Proposals are to be implemented as a part of the Group's comprehensive approach to rapid transformation.
- **Broad-based approach** – The Proposals are designed directly or indirectly to benefit more than half a million black South Africans across the country, including employees and management, clients and women's groups, black trade union members, distributors, professional bodies, entrepreneurs and communities. The Group has sought to achieve an equitable balance between individuals who are internal and external to the Group. In the process, the ultimate beneficiaries of the Proposals have been reviewed to ensure that no individual benefits unduly.

- **Alignment of value added to benefits received** – Performance agreements have been entered into with the Black Business Partners to ensure mutually beneficial, enduring partnerships. The performance agreements have been designed to incentivise the Black Business Partners by aligning the rewards which they receive under the performance agreements to the value that they add to the businesses. The Proposals aim to balance the economic participation by internal and external individuals, the consequence of which is that no single external individual is likely to benefit more than the Group's most highly paid South African employee.
- **Full economic benefits and voting rights** – The Proposals have been structured to ensure that shareholders and beneficiaries have full voting rights and the economic benefits attached to equity ownership, thereby ensuring that the ownership requirements of the FSC are met. In the case of trusts, which have been or will be formed to acquire and hold shares in the Company, Nedbank or Mutual & Federal as the case may be, these have been structured so as to comply with the ownership and control requirements of the FSC in that the majority of trustees will be independent black people and the majority of the beneficiaries will be black people.
- **Objective of achieving benefits in excess of the estimated costs of the Proposals** – The Proposals have been designed with the aim of achieving over time commercial benefits from their implementation which outweigh the initial costs (in terms of dilution) to existing shareholders. Based on the Company's effective interest in each of OMSA, Nedbank and Mutual & Federal, the Group has estimated that the overall economic cost of the Proposals equates to approximately 3.3% of the value of the Group's South African operations. The financial impact on embedded value per share for the year ended 31 December 2004 is estimated to be a reduction of R0.33, from R15.08 to R14.75, or 2.2% as illustrated in the pro forma financial information set out in Part VI of this document. Further details, including the effect on earnings per share, are set out in Part VI of this document. These financial effects for existing shareholders are also broadly in line with other BEE transactions already concluded in the South African financial sector to date.
- **Existing black shareholdings in the Company excluded in determining the black ownership target under the Proposals** – At 1 January 2004, the Company estimates that it had an existing black shareholding of approximately 59.5 million shares, which translates into 1.46% of the enlarged issued share capital of the Company and 3.51% of the value of the OMSA Group. In determining the effective black ownership target under the Proposals, these existing black shareholdings have not been taken into account.

5. SUMMARY OF THE PARTICIPANTS IN THE PROPOSALS

The Proposals involve participants selected by the relevant company from among the following key groups:

- **Employees and management** – The Group recognises the importance of creating an employee and management complement that is representative of South Africa's demographics. Acknowledging that the Group is not yet fully representative, it is proposed, subject to the various conditions set out below, to set aside shares in the Company, Nedbank and Mutual & Federal with an aggregate market value of R2,726 million to recruit, retain and incentivise black management and staff. Shares will be distributed to an estimated 29,300 Group employees, of whom approximately 17,500 are black.
- **Clients and distributors** – Part of the Group's strategy is to increase its focus on its black client franchise. Under the Proposals, an aggregate of R1,911 million worth of shares will be set aside for clients and prospective clients and distributors throughout South Africa. Of this amount, the Old Mutual plc Proposal envisages that R288 million worth of New Shares will be assigned to a Black Distributors Trust which will provide loans to assist in launching new businesses developing underserved markets, R1,593 million worth of Nedbank shares will be made available under the Nedbank Proposal to black retail and corporate banking clients, and R30 million worth of Mutual & Federal shares will be set aside under the Mutual & Federal Proposal to support black people wishing to develop broker businesses. In all such cases, the Company, Nedbank and Mutual & Federal (as the case may be) have determined the basis on which eligible groups will participate in the Proposals.
- **Communities** – An amount of R148 million worth of shares will be allocated under the Nedbank Proposal and the Mutual & Federal Proposal to black communities and charitable organisations throughout South Africa. In addition, R576 million worth of New Shares will be allocated under the Old Mutual plc Proposal to assist with the education of black members of unions and other groups who do business with the OMSA Group.
- **Black Business Partners** – The Proposals involve the issue of shares to companies formed by the Black Business Partners, comprising the WIPHOLD Consortium and the BRIMSTONE Consortium in the case of the Company and Nedbank, and the WIPHOLD Consortium and Mtha in the case of Mutual & Federal. These consortia have been chosen as Black Business Partners to assist actively in growing the businesses and driving their transformation. Further information on the Black Business Partners can be found in Part I of this document.

All above market value calculations are made by reference to the 10 day volume weighted average price of the relevant shares at close of business on the LSE or (as appropriate) the JSE on 15 April 2005 less (in the case of the Company) the dividend per share payable in respect of the 2004 financial year, converted into Rand.

6. OVERVIEW OF THE OLD MUTUAL PLC PROPOSAL

The table below, which has been prepared on a basis consistent with the valuation principles described in Part VIII of this document, gives details of the total size of the Old Mutual plc Proposal, and how the use of the New Shares in the Company translates into effective black ownership of the OMSA Group.

	Using shares in Old Mutual plc				At OMSA Group level	
	Total deal			Black ownership	Total deal	Black ownership
	No of shares	Deal value	Shareholding (post issue of New Shares)	Shareholding (post issue of New Shares)	Value of ownership (post issue of New Shares) as a % of the value of the OMSA Group's South African business	Value of ownership (post issue of New Shares) as a % of the value of the OMSA Group's South African business
	m	Rm				
Employee and Management Schemes	**115.0**	**1,720**	**2.82%**	**2.76%**	**6.78%**	**6.66%**
OMSA Management Scheme	83.7	1,251	2.05%	2.05%	4.93%	4.93%
OMSA Senior Black Management Scheme	25.8	386	0.63%	0.63%	1.53%	1.53%
OMSA Broad-Based Scheme	5.5	82	0.14%	0.08%	0.32%	0.20%
Client & Distributor Scheme						
Black Distributors Trust	**19.3**	**288**	**0.47%**	**0.47%**	**1.14%**	**1.14%**
Community Scheme						
Education Trust	**38.6**	**576**	**0.94%**	**0.94%**	**2.27%**	**2.27%**
Black Business Partners	**57.8**	**864**	**1.42%**	**1.42%**	**3.41%**	**3.41%**
WIPHOLD Consortium	28.9	432	0.71%	0.71%	1.70%	1.70%
BRIMSTONE Consortium	28.9	432	0.71%	0.71%	1.70%	1.70%
Total Old Mutual plc Proposal	**230.7**	**3,448**	**5.65%**	**5.60%**	**13.60%**	**13.48%**
Estimated number of shares held by existing black shareholders	**59.5**	**889**	**1.46%**	**1.46%**	**3.51%**	**3.51%**
Total	**290.2**	**4,337**	**7.10%**	**7.05%**	**17.11%**	**16.98%**

Each of the Black Distributors Trust, the Education Trust, and the two consortia of Black Business Partners has established a special purpose vehicle ("**SPV**") which will subscribe for the New Shares in the Company. Each SPV was established for the specific purposes of subscribing for and holding the New Shares, receiving dividends on the New Shares, borrowing money to fund the subscription of the New Shares, receiving capital contributions from its Holding Company (in the case of the Black Business Partners), and exercising the rights attached to the New Shares. The SPVs may engage in matters ancillary to these activities, but may not undertake any other activities without the Company's written consent.

Under the terms of the Subscription Agreements, and applying the valuation principles set out in Part VIII of this document, New Shares will be issued to the four SPVs as follows:

- WIPHOLD Financial Services No. 1 Limited will subscribe for 28,920,000 New Shares, amounting to 0.71% of the Company's enlarged issued share capital, and equating to 1.70% of the value of the OMSA Group's South African business;
- BRIMSTONE Mtha UK SPV Limited will subscribe for 28,920,000 New Shares, amounting to 0.71% of the Company's enlarged issued share capital, and equating to 1.70% of the value of the OMSA Group's South African business;
- Education SPV Limited will subscribe for 38,560,000 New Shares, amounting to 0.94% of the Company's enlarged issued share capital, and equating to 2.27% of the value of the OMSA Group's South African business; and
- Black Distributors SPV Limited will subscribe for 19,280,000 New Shares, amounting to 0.47% of the Company's enlarged issued share capital, and equating to 1.14% of the value of the OMSA Group's South African business.

The Holding Companies of WIPHOLD Financial Services No. 1 Limited and BRIMSTONE Mtha UK SPV Limited have also entered into performance agreements with OMLACSA under which they will provide, in return for an arm's length fee to be paid annually, certain services to certain members of the OMSA Group. Further details of these Performance Agreements are set out in Part IV of this document.

In addition, three Old Mutual Employee Share Schemes are to be established for the benefit of current and future employees and management of the OMSA Group in South Africa. Two Old Mutual Employee Share Trusts will be established and will subscribe for 115.0 million New Shares, a 2.82% shareholding in the enlarged issued share capital of the Company, and will hold the New Shares on behalf of the Old Mutual Employee Share Schemes. This equates to 6.78% of the value of the OMSA Group's South African business. Shareholder approval is sought under Resolutions 1 – 3 for the establishment of the Old Mutual Employee Share Schemes. The Old Mutual Employee Share Schemes comprise the following:

- the OMSA Management Scheme, which will subscribe, through the OMSA Management Incentive Trust, for 83.7 million New Shares. This represents an interest of 2.05% in the enlarged issued share capital of the Company, and equates to 4.93% of the value of OMSA Group's South African business. The OMSA Management Scheme will be directed towards both black and white senior and middle management of the OMSA Group;
- the OMSA Senior Black Management Scheme, which will subscribe, through the OMSA Broad-Based Employee Share Trust, for 25.8 million New Shares. This represents an interest of 0.63% in the enlarged issued share capital of the Company, and equates to 1.53% of the value of OMSA Group's South African business. The OMSA Senior Black Management Scheme is intended for senior black management of the OMSA Group; and
- the OMSA Broad-Based Scheme, which will subscribe, through the OMSA Broad-Based Employee Share Trust, for 5.5 million New Shares. This represents an interest of 0.14% in the enlarged issued share capital of the Company, and equates to 0.32% of the value of OMSA Group's South African business. The OMSA Broad-Based Scheme is intended for all staff who do not participate in any other scheme of the OMSA Group.

Through these Old Mutual Employee Share Schemes, the Company intends to provide incentives to management and employees to assist in the recruitment and retention of black management and employees and, in so doing, help transform its management and employee profile. Further details of these Old Mutual Employee Share Schemes are provided in Part V of this document.

Funding for subscription of the New Shares

The New Shares will be issued to the four SPVs for an initial payment of 10 pence per share (being the par value) plus an undertaking to pay the Interim Payments (defined below) and to make a further cash payment to the Company, the amount of which will be determined according to a set formula. These amounts will together form the subscription price for the New Shares.

Each of the two consortia of Black Business Partners will make a capital contribution of approximately R10.8 million, via the relevant Holding Company, to the SPV they have established, which will be used towards funding the par value of the New Shares. The balance of the par value of the New Shares will be funded by Rand-denominated third party loans. In the case of the Black Distributors Trust and the Education Trust, no capital contribution will be made by the trustees or the beneficiaries towards subscription of the New Shares. Rather, payment of the par value of the New Shares will be funded entirely by Rand-denominated third party loans.

The maximum consideration theoretically payable for the New Shares is, in the case of the Black Business Partner SPVs, approximately R1,967 million, representing R34.00 per New Share and, in the case of the trust SPVs, approximately R1,783 million, representing R30.83 per New Share. This represents a 127% and a 106% premium respectively to the volume weighted average price on the LSE for the 10 days to 15 April 2005 being the latest practicable date prior to the announcement of the Proposals less the dividend per share payable for the 2004 financial year (converted to Rand based on an exchange rate of R11.654 per £1) of R14.95 per share.

The minimum consideration which could theoretically be payable for the New Shares by the Black Business Partners SPVs and the trust SPVs is the par value of the New Shares plus one Rand, being approximately R137 million or R1.17 per New Share, or a 92% discount to the market price of R14.95 as described above. However, this would only be applicable if the Company paid no dividends, the relevant SPV received no capital contributions from its Holding Company during the period and the New Shares had no value in 2015. For the purposes of the maximum and minimum considerations outlined above, the par value has been converted into Rand based on an exchange rate of R11.654 per £1.

The Third Party Bank will take a charge over the beneficial interests of the relevant SPV in the New Shares as security for its loan to that SPV. Dividends received by each SPV in respect of the New Shares (except, in the case of the trust SPVs, a portion which may be distributed to the trusts to further their objectives) and, in the case of each of the Black Business Partner SPVs, any other amounts paid to the SPV by its Holding Company by way of capital contribution, will be used by the SPV first to repay the loan from the Third Party Bank. Thereafter, such amounts (the "**Interim Payments**") will be paid to the Company towards satisfaction of the SPV's obligations to the Company under the Cash Undertaking.

The total amount payable under the Cash Undertaking is broadly equal to the Interim Payments plus the lower of the following two amounts: (i) the Initial Market Value of the New Shares, less their par value, increased annually by an escalation factor and (in the case of the Black Business Partner SPVs), 1.5% of the Initial Market Value and reduced (in each case) by the Interim Payments (as enhanced by the escalation factor) made by the SPV to the Company towards discharge of the Cash Undertaking, and (ii) the highest price of the Company's Ordinary Shares quoted on the LSE during the period between 1 January 2015 and the business day prior to 1 May 2015 multiplied by the number of New Shares issued to each SPV, converted into Rand. Further details are provided in Parts II and IV of this document.

Each SPV is required to pay any residual amounts due to the Company in respect of the subscription for the New Shares on 1 May 2015. Each SPV may, in its discretion, fund such payment through the sale of some or all of the New Shares or through other means. Should any residual amounts due to the Company not be paid on or by 1 May 2015, then the Company is entitled to require the relevant SPV to sell sufficient shares to settle the residual amount.

In order for the Subscription Agreements to proceed to completion, exchange control approvals are required from the South African Reserve Bank. The South African Reserve Bank has now given the requisite approvals, but on the basis that, subject to what follows below, any disposal of any of the New Shares would be made to another BEE consortium and/or to other black South Africans who have historically been disadvantaged. This is designed to ensure that BEE ownership in the Company is continued over time.

This condition does not apply to disposals of New Shares in order to raise the moneys required to repay amounts due to the Third Party Bank or to pay amounts due to the Company under the relevant Subscription Agreement or Cash Undertaking. Where any disposal of at least 35% of the New Shares originally issued to the relevant SPV is required to be made for the latter purpose only, the Company envisages that attempts would be made in the ensuing 45 day period to find suitable BEE purchasers of the New Shares in question at the then prevailing price in the market.

The OMSA Management Scheme will be funded by means of interest-free loans and/or grants provided by various employer companies within the OMSA Group. These loans will be repaid out of the dividends received on the New Shares subscribed for and not allocated to the participants, as well as from the proceeds received on the exercise of any share options. The OMSA Senior Black Management Scheme and the OMSA Broad-Based Scheme are to be funded by means of grants, primarily from OMLACSA.

Economic cost of the Old Mutual plc Proposal

The Company has estimated the economic cost of the OMSA Senior Black Management Scheme and the OMSA Broad-Based Scheme, the Client and Community Schemes and the arrangements with the Black Business Partners, which together comprise the Old Mutual plc Proposal (excluding the OMSA Management Scheme), using recognised financial risk pricing and valuation methodologies, to be approximately R800 million. This equates to 3.1% of the value of the OMSA Group's South African business based on Deutsche Securities' valuation of the OMSA Group of R25.4 billion at 15 April 2005. The economic cost of the OMSA Management Scheme has not been included in the estimate as the costs will be incurred as part of the annual allocations to management.

7. CONDITIONS PRECEDENT TO THE OLD MUTUAL PLC PROPOSAL

The Old Mutual plc Proposal remains subject to the following conditions precedent:

- the sanction by the Court of the Scheme and the Scheme becoming effective in accordance with its terms;
- the passing of the appropriate Resolutions by the Shareholders of the Company to implement the Old Mutual plc Proposal;
- in the case of WIPHOLD Financial Services No. 1 Limited, written notice having been received by the Company from WIPHOLD that it has received appropriate shareholder approval for the implementation of the Old Mutual plc Proposal;
- no breach of certain clauses of the Subscription Agreements having been committed by the relevant SPV, the WIPHOLD or BRIMSTONE Holding Companies (as the case may be) and the WIPHOLD Consortium or the BRIMSTONE Consortium (as the case may be);
- the admission of the New Shares to the Official List of the LSE in accordance with paragraph 7.1 of the UK Listing Rules and the admission of the New Shares to trading becoming effective in accordance with paragraph 2.1 of the Admission and Disclosure Standards of the LSE;
- the adoption by the relevant SPV, the WIPHOLD Holding Company or the BRIMSTONE Holding Company (as the case may be) and the WIPHOLD Consortium or BRIMSTONE Consortium (as the case may be) of the memorandum and articles of association of the Holding Companies and any shareholders' agreement in such form as the Company may approve in writing (not to be unreasonably withheld); and
- each SPV obtaining sufficient funding from the Third Party Bank to enable it to finance some or all of the initial payment of the par value of the New Shares.

In addition, the Old Mutual plc Proposal is subject to the Company being satisfied that each feature of the Proposals set out in this document shall have received all consents, sanctions and approvals to which such feature is subject and that such feature will be implemented in accordance with its terms or on such other terms as the Company may approve, or, in the case of any feature to which Nedbank or any of its subsidiaries is a party, or to which Mutual & Federal or any of its subsidiaries is a party, on such other terms as the Company shall have agreed with Nedbank and Mutual & Federal. However, this last mentioned condition which is designed to ensure that the Proposals are either implemented as a whole or not at all, can be waived in whole or in part by the Company.

If any of the above mentioned conditions is not fulfilled or (where capable) waived on or before 31 December 2005 (or such later date as the parties may agree), either the Company or the relevant SPV may terminate the Subscription Agreements.

8. OVERVIEW OF THE NEDBANK PROPOSAL AND THE MUTUAL & FEDERAL PROPOSAL

The Nedbank Proposal and the Mutual & Federal Proposal are similar in structure to the Old Mutual plc Proposal. Nedbank and Mutual & Federal are independently listed on the JSE and will be seeking the approval of their respective shareholders to implement the Nedbank Proposal (including the Nedbank Staff and Management Schemes) and the Mutual & Federal Proposal (including the Mutual & Federal Staff and Management Schemes). However, Shareholders are also requested to approve the Nedbank Proposal and the Mutual & Federal Proposal as part of the Proposals. Shareholder approval of the Nedbank Staff and Management Schemes (as part of the Nedbank Proposal) and the Mutual & Federal Staff and Management Schemes (as part of the Mutual & Federal Proposal) is a requirement of the UKLA's Listing Rules. As the Company is a majority shareholder in Nedbank and Mutual & Federal these resolutions could not be passed without the Company voting in favour of them. The Company will only vote in favour of the Nedbank Proposal and the Mutual & Federal Proposal if Resolution 6 set out in the notice of Extraordinary General Meeting on pages 58 and 59 is passed. The general meetings of Nedbank and Mutual & Federal will take place after the Extraordinary General Meeting of the Company and the Court hearing to sanction the scheme. Further details of the Nedbank Proposal and the Mutual & Federal Proposal are set out below and in Part III of this document.

The Nedbank Proposal

Pursuant to the Nedbank Proposal, Nedbank shares will be issued to the Nedbank SPVs, as follows:

- WIPHOLD Financial Services Number Two (Proprietary) Limited, which will subscribe for 3.9 million Nedbank shares, amounting to 0.91% of Nedbank's enlarged issued share capital;
- Business Venture Investments No. 948 (Proprietary) Limited, which will subscribe for 3.9 million Nedbank shares amounting to 0.91% of Nedbank's enlarged issued share capital;

- Nedbank Retail Client Scheme SPV, which will subscribe for 9.5 million Nedbank shares, amounting to 2.17% of Nedbank's enlarged issued share capital;
- Nedbank Community Trust SPV, which will subscribe for 1.6 million Nedbank shares, amounting to 0.36% of Nedbank's enlarged issued share capital; and
- Nedbank Corporate Client Scheme SPV, which will subscribe for 11.8 million Nedbank shares, amounting to 2.72% of Nedbank's enlarged issued share capital.

Nedbank shares will also be issued to Nedbank's black non-executive directors, who will subscribe for 0.8 million Nedbank shares, which amounts to 0.18% of Nedbank's enlarged issued share capital.

In addition, four Nedbank Staff and Management Schemes will be established for staff and management of Nedbank. Four Nedbank Employee Share Trusts will be established to subscribe for 9.7 million Nedbank shares, amounting to a 2.23% shareholding in the enlarged issued share capital of Nedbank. These trusts will also operate the Nedbank Staff and Management Schemes. The allocations to individual schemes will be as follows:

- Nedbank Black Executive Scheme, which will subscribe, through the relevant Nedbank Employee Share Trust, for 2.1 million Nedbank shares, amounting to a 0.48% interest in the enlarged issued share capital of Nedbank. This scheme will primarily be directed towards providing share-based incentives to the top black executives employed by Nedbank;
- Nedbank Black Management Scheme, which will subscribe, through the relevant Nedbank Employee Share Trust, for 5.3 million Nedbank shares, amounting to a 1.21% interest in the enlarged issued share capital of Nedbank. This scheme will primarily be directed towards providing share-based incentives to black senior and middle management of Nedbank who presently earn more than R278,482 per annum;
- Nedbank Broad-Based Employee Scheme which will subscribe, through the relevant Nedbank Employee Share Trust, for 1.4 million Nedbank shares, amounting to a 0.33% interest in the enlarged issued share capital of Nedbank. This scheme will primarily be directed towards providing share-based incentives to all employees of Nedbank who do not participate in any other share scheme which Nedbank operates; and
- Nedbank Evergreen Trust which will subscribe for 0.9 million Nedbank shares, amounting to a 0.21% interest in the enlarged issued share capital of Nedbank. This trust will primarily be directed towards paying grants to qualifying beneficiaries, initially black employees earning less than R83,455 per annum, to meet social expenditure needs such as education and health.

The Mutual & Federal Proposal

Mutual & Federal shares will be issued to the Mutual & Federal SPVs, as follows:

- WIPHOLD Financial Services Number Three (Proprietary) Limited, which will subscribe for 9.8 million Mutual & Federal shares, amounting to 3.50% of Mutual & Federal's enlarged issued share capital;
- Maxitrade 51 General Trading (Proprietary) Limited, which will subscribe for 1.4 million Mutual & Federal shares, amounting to 0.50% of Mutual & Federal's enlarged issued share capital;
- The Mutual & Federal Black Broker Trust (a trust in the process of formation), which will subscribe for 1.4 million Mutual & Federal shares, amounting to 0.50% of Mutual & Federal's enlarged issued share capital; and
- The Mutual & Federal Community Trust (a trust in the process of formation), which will subscribe for 1.4 million Mutual & Federal shares, amounting to 0.50% of Mutual & Federal's enlarged issued share capital.

In addition, two Mutual & Federal Employee Share Trusts will be established to subscribe for 17.1 million shares in Mutual & Federal, amounting to a 6.14% shareholding in the enlarged issued share capital of Mutual & Federal. These trusts will also operate the Mutual & Federal Staff and Management Schemes. The allocations to individual schemes will be as follows:

- Mutual & Federal Management Scheme, which will subscribe, through the Mutual & Federal Management Incentive Trust, for 13.4 million Mutual & Federal shares. This comprises a 4.79% interest in the enlarged issued share capital of Mutual & Federal. This scheme will primarily be directed towards providing share-based incentives to both black and white senior and middle management of Mutual & Federal;
- Mutual & Federal Senior Black Management Scheme, which will subscribe, through the Mutual & Federal Senior Black Management Trust, for 3.0 million Mutual & Federal shares. This comprises a 1.08% interest in the enlarged issued share capital of Mutual & Federal. This scheme will primarily be directed towards providing share-based incentives to senior black management of Mutual & Federal; and
- Mutual & Federal Broad-Based Scheme, which will subscribe, through the Mutual & Federal Senior Black Management Trust, for 0.7 million Mutual & Federal shares. This comprises a 0.27% interest in the enlarged issued share capital of Mutual & Federal. This scheme will primarily be directed towards providing share-based incentives for all staff who do not participate in any other scheme of Mutual & Federal.

9. LISTING OF NEW SHARES

It is expected that the New Shares will, subject to the fulfilment of the above mentioned conditions precedent, be issued on or around 1 August 2005.

The Old Mutual plc Proposal is conditional upon Admission becoming effective by not later than 8.00 a.m. on 31 December 2005 (or such later time as may be agreed).

Application will be made for the New Shares to be admitted to the Official List and the Board expects Admission to become effective and dealings in the New Shares to commence on or around 1 August 2005.

As a result of the payment of the par value of the New Shares by the SPVs and the receipt of the Cash Undertaking provided to the Company by the SPVs, the New Shares to be subscribed for by the SPVs pursuant to the Old Mutual plc Proposal will be issued as fully paid. The New Shares to be allotted pursuant to the three Old Mutual Employee Share Schemes will also be issued as fully paid. The New Shares will, upon allotment, rank *pari passu* in all respects with existing Ordinary Shares in the Company, including the right to receive all dividends and distributions having a record date for payment after the date of allotment. The New Shares are capable of being held in certificated and uncertificated form. The New Shares will be in registered form and will be transferable in the usual way. Fractions of New Shares will not be allotted under the Old Mutual plc Proposal.

The New Shares will be listed on the LSE and the JSE and applications will also be made for them to be listed on the stock exchanges of Malawi, Namibia and Zimbabwe.

10. IMPLEMENTATION OF THE OLD MUTUAL PLC PROPOSAL

Shareholders will find set out on pages 58 and 59 of this document a notice convening an Extraordinary General Meeting of the Company, which will take place at the Company's head office in London at 11.00 a.m. on 6 July 2005. Resolutions are to be proposed at the Company's Extraordinary General Meeting to sanction and enable implementation of the Proposals, as described in the following paragraphs.

The Extraordinary General Meeting

At the Extraordinary General Meeting, a composite special resolution will be proposed to give the Board of the Company the power and authority to implement the Proposals (including the Nedbank Proposal and the Mutual & Federal Proposal) as a whole. The special resolution, which will be proposed as Resolution 6, includes a provision to amend the objects clause in the Company's Memorandum of Association, to make a change to the Company's Articles of Association and to make certain consequential changes to the existing rules of the Old Mutual plc Group Share Incentive Scheme, so that the arrangements described in this document can be implemented. The special resolution approves the Nedbank Proposal and the Mutual & Federal Proposal as well as the Old Mutual plc Proposal. In addition, separate ordinary resolutions (Resolutions 1, 2 and 3) will be proposed to approve the adoption of each of the Old Mutual Employee Share Schemes and an ordinary and special resolution (Resolutions 4 and 5) will be proposed to sanction the issue of New Shares in the Company in accordance with the Old Mutual plc Proposal.

The Resolutions to be proposed are as follows:

– **Resolutions 1 – 3 – Old Mutual Employee Share Schemes**

  As explained above, the Company proposes to establish three Old Mutual Employee Share Schemes. Individually, these are the OMSA Broad-Based Scheme, the OMSA Senior Black Management Scheme and the OMSA Management Scheme. Their overall nature is summarised in section 6 above and they are described in more detail in Part V of this document.

– **Resolution 4 – Authority to allot shares**

  If passed, this Resolution will grant authority for the directors of the Company to allot the New Shares to the Shares Trustee for the benefit of the four SPVs, and to the two Employee Share Trusts, up to an aggregate nominal value of £23.07 million, representing 230.7 million New Shares. This authority is in addition to the general authority to allot relevant securities that was granted to the directors at the Annual General Meeting of the Company on 11 May 2005. It is for the specific purpose of issuing New Shares in the Company pursuant to the Old Mutual plc Proposal. This authority equates to some 5.98% of the current issued ordinary share capital at 20 May 2005. The authority granted will expire if not exercised by the close of business on 31 December 2005.

– **Resolution 5 – Disapplication of pre-emption rights**

  In order to be able to implement the Old Mutual plc Proposal the directors must also be authorised by the existing Shareholders to allot equity securities for cash without first being required to offer them to such Shareholders. The authority which will be granted by Resolution 5, if it is passed, will be in addition to the general authority to allot equity securities in the Company for cash otherwise than to existing Shareholders that was granted to the directors at the Annual General Meeting of the Company on 11 May 2005 and is for the specific purpose of allotting New Shares in the Company under the Old Mutual plc Proposal. The authority relates to 230.7 million New Shares, which equates to some 5.98% of the current issued ordinary share capital at 20 May 2005.

  The directors are specifically required by law to give the following information in relation to this Resolution:

  - The directors recommend Shareholders to vote in favour of the Resolution because it is required for the implementation of the Old Mutual plc Proposal. The directors believe that the Old Mutual plc Proposal is in the best interests of the Company for the reasons outlined in this document.
  - The amount to be paid to the Company in respect of the New Shares to be allotted is a combination of an amount equal to the par value of the New Shares, which will be paid at the date of subscription for the New Shares, plus an undertaking to pay additional cash sums at later dates. Further details are set out in Section 6 of this letter and in Part IV of this document.
  - The amounts due under the agreements negotiated with the Black Business Partners, the Education Trust and the Black Distributors Trust seek to protect those parties from significant capital loss, whilst facilitating their participation in the benefits of an increase in the value of the Company's Ordinary Shares over the period that they are associated with the Company in building its business. The Board of the Company is satisfied that this is a prerequisite of agreeing suitable terms with the Black Business Partners, the Education Trust and the Black Distributors Trust and thus achieving the Group's objective of satisfying BEE requirements within South Africa in relation to its business interests there.

– **Resolution 6 – Resolution to approve the Proposals and to make certain consequential amendments to the existing Old Mutual plc Group Share Incentive Schemes rules and to the Company's Memorandum and Articles of Association**

  Resolution 6 is a composite resolution which seeks not only the approval of the Shareholders to the Old Mutual plc Proposal, but also authority for the Board of the Company to support the Nedbank Proposal and the Mutual & Federal Proposal. Resolution 6 would also:

  (i) allow the directors to implement the Proposals notwithstanding that the proposed scheme of arrangement under section 425 of the Companies Act referred to below does not proceed for any reason;

  (ii) approve the Nedbank Proposal (including the Nedbank Staff and Management Schemes), which is substantially similar in content to that proposed by the Company;

  (iii) approve the Mutual & Federal Proposal (including the Mutual & Federal Staff and Management Schemes), which is also substantially similar in content to that proposed by the Company;

  (iv) amend the existing rules of the Old Mutual plc Group Share Incentive Scheme to modify the anti-dilution limits so that they will not be breached by the introduction of the Old Mutual Employee Share Schemes in accordance with the Old Mutual plc Proposal;

(v) amend the Company's Articles of Association to clarify that the New Shares issued by the Company pursuant to the Old Mutual plc Proposal will be deemed fully paid up in cash for the purposes of the Articles of Association; and

(vi) amend the Company's objects to enable the Company to issue shares for a consideration of less than their market value.

The Company will only vote in favour of the Nedbank Proposal and the Mutual & Federal Proposal in respect of its shareholding in the two subsidiaries if the Shareholders vote in favour of Resolution 6.

The proposed modification of the anti-dilution limits in the rules of the Old Mutual plc Group Share Incentive Scheme is to increase from 5% to 6% the percentage of the Company's issued ordinary share capital which may be issued, or over which options to subscribe may be granted, under any of the Company's relevant discretionary employees' share schemes over a period of 10 years. In addition, in accordance with the current guidelines of the Association of British Insurers, the scheme will be amended so as to remove the limit of 5% which restricts the number of shares which may be issued, or over which options to subscribe may be granted, under any of the Company's relevant employee share schemes over a period of five years. The limit which applies to all of the Company's employee share schemes of 10% for any 10 year period will remain in existence.

All Shareholders entered on the register of members of the Company at 6.00 p.m. (U.K. time) on 4 July 2005 will be entitled to attend and vote at this meeting in respect of the number of Ordinary Shares registered in their name at that time. Changes to the register after that time will be disregarded in determining the rights of any person to attend or vote at the meeting. Voting on all the Resolutions will be conducted by a poll. When voting, each Shareholder of the Company who is present in person or by proxy will, on the polls, have one vote for each Old Mutual Ordinary Share held.

Court Meeting

The subscription for the New Shares by the SPVs on the terms proposed is to be implemented in accordance with a formal procedure, requiring both the approval of Shareholders and the sanction of the High Court in London. The Board believes that, in view of the dilutive effect that this feature of the Old Mutual plc Proposal will have for current Shareholders, it is desirable for these transactions to be sanctioned in accordance with the procedure under section 425 of the UK Companies Act 1985. On sanction of the arrangement (the "**Scheme**") by the High Court, its terms will become binding on all the Company's Shareholders.

For this purpose, a further meeting of Shareholders has been convened at the direction of the Court, to seek approval to implement the Scheme. The Court Meeting will commence at 11.15 a.m. on 6 July 2005 (or as soon thereafter as the Extraordinary General Meeting of the Company referred to above shall have concluded or been adjourned). Voting at the Court Meeting will also be by poll and each holder of Ordinary Shares who is present in person or by proxy will be entitled to one vote for each share held. The approval required at the Court Meeting is that those voting in favour of the Proposals should:

- represent a simple majority in number of those Shareholders present and voting in person or by proxy; and
- also represent at least three-quarters in value of the Ordinary Shares held by those Shareholders present and voting in person or by proxy.

Sanction of the Scheme by the High Court is dependent on such approval being given and the sanction of the High Court is a condition precedent to the implementation of the Proposals as a whole. Although the Company has retained the ability to waive such condition, unless it does so, implementation of all the Proposals is subject to the Scheme being sanctioned by the High Court.

Shares held in the Old Mutual Share Account

If your Ordinary Shares are held through the Old Mutual Share Account, the nominee through whom your Ordinary Shares are held will exercise the votes attaching to your holding of Ordinary Shares only in accordance with completed Voting Instruction Forms received from you, or you may request to be appointed as proxy for the purpose of attending the meetings and exercising the votes to which you are beneficially entitled. At the Court Meeting to sanction the Scheme, the nominee (or super-nominee, PLC Nominees (Pty) Limited, in the case of South Africa) will be counted as a single Shareholder in respect of your shareholding and all other shareholdings registered in its name for the purpose of determining whether or not a simple majority in number of Shareholders has approved the Proposals.

If you hold your Ordinary Shares through the Old Mutual Share Account, you may request that they are transferred into your own name so that, in voting at the Court Meeting to sanction the Scheme, you will also be counted as a separate Shareholder in determining whether or not a simple majority in number of the relevant Shareholders approves the proposals. The procedure that must be followed is a little complex and will involve you paying the costs associated with transferring the Ordinary Shares into your own name. If you would like details of how to transfer the Ordinary Shares into your own name, you should contact Computershare on 0861 100 980 if you are resident in South Africa or on +27 11 870 8227 if you are resident outside South Africa, as soon as possible after you receive this document. In the course of any communication with Computershare, Computershare will be unable to provide Shareholders with any investment advice in relation to the Proposals.

The Scheme

The detailed proposals relating to the subscription for the New Shares by the SPVs described in this circular, which forms the explanatory statement to shareholders as required by section 426 of the UK Companies Act 1985, are set out in the Subscription Agreements and in the Scheme. The Scheme is an arrangement between the Company and its Shareholders, which, if sanctioned by the High Court, takes effect in accordance with section 425 of the UK Companies Act 1985. On sanction of the Scheme by the Shareholders and the Court, its terms will become binding on all Shareholders and also on the SPVs, who have undertaken to be bound by the Scheme. Copies of the Subscription Agreements and the Trust Deed, along with the rules of each of the Old Mutual Employee Share Schemes, are available for inspection as described on pages 51 and 52 of this document.

The purpose of the Scheme is to give effect to an arrangement between the Company and its Shareholders pursuant to which the directors of the Company are authorised to issue the New Shares to the relevant SPV in accordance with the terms of the relevant Trust Deed and on and subject to the terms and conditions of the Subscription Agreement to which that SPV is party on or before 31 December 2005 and carry out, implement and complete the provisions of each of the Subscription Agreements and each of the Trust Deeds.

As explained above, implementation of the Scheme is a condition precedent to the Nedbank Proposal and the Mutual & Federal Proposal, in addition to being a condition precedent to the Old Mutual plc Proposal. This means that in order for the Proposals to be carried into effect the Scheme must either be approved by the Shareholders and sanctioned by the High Court, or the Company, must agree to waive this condition.

Court Hearing

If the Resolutions at the Extraordinary General Meeting of the Company and the resolution at the Court Meeting are passed, the Company intends to petition the Court to sanction the Scheme. Any shareholder is entitled to attend the Court hearing in person or through legal representation to support or oppose the sanctioning of the Scheme. The Scheme will become effective upon the delivery to the Registrar of Companies in England and Wales of a copy of the order of the Court sanctioning the Scheme and registration of such order. Subject to the requisite approvals of the Scheme being obtained from the Shareholders and to the sanction of the Court, this is expected to occur on or around 20 July 2005. If the Scheme does not become effective by 31 December 2005 (or such later date as may be agreed) at the latest, it will not become effective at all.

Shares held by Subsidiaries of the Company

In accordance with the arrangements implemented at the time of the demutualisation in 1999, a number of shares in the capital of the Company are held by the policyholders' funds of certain of the Company's life assurance subsidiaries. None of the votes attaching to these shares will be exercisable at the Extraordinary General Meeting or the Court Meeting.

Action to be taken

Implementation of the Proposals is subject to the approval of the Shareholders of the Company and it is important that you use your votes at each of the Extraordinary General Meeting and the Court Meeting.

To make sure your votes are counted, please complete the accompanying Forms of Proxy or Voting Instruction Forms and return them in accordance with the instructions printed on them and in Note 3 on page 59 of this document.

Apart from completing and returning the Forms of Proxy or Voting Instructions Forms, Shareholders need take no further action. However, the return of Forms of Proxy will not preclude you from attending and voting at the Extraordinary General Meeting or the Court Meeting should you so wish.

The directors of the Company and the effect of the Scheme on their interests

The effect of the Proposals on the interests of the directors of the Company, details of which are set out in Part VII of this document, does not differ from their effect on the like interests of any other holder of Ordinary Shares in the Company.

11. DISCUSSIONS WITH SKANDIA

On 13 May 2005, the Company announced that it was in preliminary discussions with Skandia AB ("**Skandia**") which might lead to the Company making an offer to acquire Skandia. In view of the preliminary nature of these discussions, it is not possible to say at this stage whether the Company will proceed with any proposal to acquire Skandia or, if so, on what terms. However, if any such proposal does materialise, full particulars including the terms will be sent to shareholders of the Company, and a separate meeting of the Shareholders will, if required, be convened to consider the proposal. The implementation of any such proposal is not expected to affect the Company's ability to achieve the objective of meeting the black ownership targets under the FSC discussed in this document, which are set by reference to the value of the Company's South African based business. The allocations of New Shares contemplated under the Old Mutual Employee Share Schemes, and the selection of the staff and employees to whom such allocations are expected to be made, should not differ materially, dependent upon whether or not any such proposal is implemented.

12. RECOMMENDATION

The Proposals are of considerable significance to the Old Mutual Group as a whole. If implemented, the Board believes that the Proposals should lead to benefits for the Company in terms of sustained growth over the longer term in its most important market place.

Although not required by the UKLA's Listing Rules or the JSE's Listings Requirements, the Board has appointed Deutsche Securities to consider the terms of the Proposals from a financial point of view. In giving their financial advice to the Board, Deutsche Securities has relied upon the Board's commercial assessment of the Proposals. Having received this advice, the Board considers the terms and conditions of the Proposals to be fair and reasonable.

Accordingly, the Board believes that the Proposals are in the best interests of the Shareholders as a whole and unanimously recommends Shareholders to vote in favour of the Resolutions to be proposed at the Extraordinary General Meeting and at the Court Meeting. The directors intend to vote in favour of these Resolutions in respect of their own beneficial holdings of Ordinary Shares.

Yours faithfully,

Christopher D Collins

Chairman

DETAILS OF THE BEE PARTNERS AND CONFLICTS OF INTEREST

Various considerations were taken into account by the Board when selecting the BEE Partners who will participate in the Proposals.

Selection of the BEE Partners

In the case of the Black Business Partners, a detailed selection process was used which involved the assessment of the potential partners against the criteria listed below.

- The shareholdings and ultimate beneficiaries of the potential partners were assessed to ensure that potential partners would be black owned and controlled companies representing a broad base of beneficiaries and shareholders. Consideration was also given to whether the directors and management of such potential partners were predominantly black people.
- Leadership values were assessed to determine the strength of the leadership and to ensure that the potential partners shared the values of the Old Mutual Group. Consideration was also given as to whether the key individuals at the potential partners had the ability to support the development and transformation of the Group and whether they would be able to devote the necessary time and resources to do so. In this regard, potential partners had to demonstrate a track record of financial services experience and transformational ability.
- The potential partners had to be able to place a proportion of their own capital at risk. As a result, under the Subscription Agreements, the Black Business Partners will make a contribution from their own resources of 2.5% of the initial market value of the shares in the Company, Nedbank and Mutual & Federal.

Further assessments were also undertaken to determine the ability of the potential partners to retain existing business and attract new business, to improve the profile of the Old Mutual Group in the market and to work towards the strategic transformation of the Old Mutual Group in a changing business environment.

The Client and Community Schemes have been selected to benefit groups including current and future clients, distributors, and the members of certain black trade unions. All these schemes will be broad-based in nature. The Company, via OMSA, and Nedbank and Mutual & Federal have designed specific black client and distributor schemes. OMSA has created trusts to support the emergence of new black distributors, and to promote education and further details of these trusts are provided below. Nedbank has designed specific schemes for its corporate and retail clients. Mutual & Federal has established a black broker trust to support black people wishing to develop brokerage businesses and a community trust for the benefit of selected charitable and community projects.

The Black Business Partners – WIPHOLD Consortium

The WIPHOLD Consortium will acquire:

- 0.71% of the enlarged issued share capital of the Company, which equates to 1.70% of the value of OMSA Group's South African business;
- 0.91% of the enlarged issued share capital of Nedbank; and
- 3.50% of the enlarged issued share capital of Mutual & Federal.

The WIPHOLD Consortium is led by WIPHOLD Financial Services Holding (Proprietary) Limited, which is owned as to 97.6% by WIPHOLD and 2.4% by Wendy Luhabe. WIPHOLD Financial Services Holdings (Proprietary) Limited holds an 82% interest in the WIPHOLD Consortium. WIPHOLD was founded 10 years ago by four successful black women executives as an organisation dedicated to women's empowerment.

WIPHOLD is a broad-based black company, whose business activities focus on providing various financial services, including advisory, asset management, stock broking, treasury services, and investments in telecommunications, tourism, manufacturing and power and automation. More than 50% of WIPHOLD is held by black people, with 60% of the shareholding being in the hands of women. WIPHOLD is owned as to 15% by the WIPHOLD Investment Trust and as to 17.5% by the WIPHOLD NGO Trust. These trusts lead WIPHOLD's social responsibility programme and have tens of thousands of direct and indirect black beneficiaries as outlined below. They support various non-government organisations ("**NGOs**") which span all nine South African provinces.

Through its shareholders' funds, OMSA has a 32.5% stake in WIPHOLD, thus demonstrating the strength of the existing relationship between the two companies. The directors of WIPHOLD include two of its original founding members, Louisa Mojela, CEO of WIPHOLD and Gloria Serobe, CEO of Wipcapital (Proprietary) Limited, which is a wholly-owned subsidiary of WIPHOLD.

Sphere Holdings (Proprietary) Limited ("**Sphere**") holds a 15% interest in the WIPHOLD Consortium. Sphere is made up of individuals with experience in private equity and investment banking. Sphere's directors and management include Itumeleng Kgaboesele as CEO, Pulane Kingston and Aadil Carim as executive directors and Marang Denalane as an associate director. Directors and management hold the majority shareholding of 57% in Sphere. A 17.5% shareholding is held by broad-based groupings with a particular focus on education and the economic upliftment of black women. Nedbank Limited owns 13% of Sphere.

The remaining 3% interest in the WIPHOLD Consortium is held by the WIPHOLD NGO Trust. The WIPHOLD NGO Trust was established in 2004 with the aim of further enhancing the black and female profile of WIPHOLD, as well as its broad base of beneficiaries. Louisa Mojela and Gloria Serobe serve as the trustees of the WIPHOLD NGO Trust, but in due course the majority of trustees will be independent. The trust's objectives are to provide assistance to those NGOs whose primary focus is on development programmes supporting predominantly black women and/or children.

The ten organisations supported by the WIPHOLD NGO Trust are: the Democratic Nursing Organisation of South Africa; the South African Democratic Teachers Union (women's chapter); National Baptist Church; Kwa Drabo Trust; People Opposing Women Abuse; the Thusanang Development and Training Project; Tshwarangang Legal Advocacy Centre; Tshepang Educare Trust; the Young Women's Christian Association and the Thandanani Association.

The Black Business Partners – BRIMSTONE Consortium

The BRIMSTONE Consortium will acquire:

- 0.71% of the enlarged issued share capital of the Company, which equates to 1.70% in value of the OMSA Group's South African business; and
- 0.91% of the enlarged issued share capital of Nedbank.

The BRIMSTONE Consortium is led by BRIMSTONE, with BRIMSTONE holding a 67% interest in the BRIMSTONE Consortium. BRIMSTONE is a broad-based BEE investment holding company with a current market capitalisation of approximately R300 million. It has strategic investments in the industrial, financial services, and healthcare sectors. BRIMSTONE was incorporated in 1995 as an investment vehicle for black South Africans and was listed on the JSE in 1998. Over 52% of BRIMSTONE's economic value is held by approximately 3,700 black South Africans. All the company's directors are black and its operational management is also in black hands. The company seeks to empower its staff through extensive employee participation in the equity of BRIMSTONE. Through its shareholders' funds, OMSA holds 9.93% of BRIMSTONE's 'N' ordinary shares, which have limited voting rights.

The directors of BRIMSTONE include two of its original founding members, Mustaq Brey, CEO, and Fred Robertson, executive deputy chairman, both of whom have extensive experience across the financial services sector. BRIMSTONE's board is chaired by Professor Jakes Gerwel, who is a non-executive director of OMLACSA.

Mtha holds the remaining 33% interest in the BRIMSTONE Consortium. In addition to its participation in the BRIMSTONE Consortium, Mtha will also acquire 0.5% of the enlarged issued share capital of Mutual & Federal.

- Chestnut Hill is a 35% shareholder in Mtha and was established specifically to participate in the Proposals. Its shareholders include the chairman, Bulelani Ngcuka, Sango Ntsaluba, the non-executive chairman of Sizwe Ntsaluba and CEO of Amabubesi Investments (Proprietary) Limited ("**Amabubesi**") and Thabiso Tlelai who is the chairman of the Tourism Business Council of South Africa.
- Izingwe Financial Investments, an associate company of Izingwe Capital, is also a 35% shareholder in Mtha. Its principal areas of activity are power and engineering and financial services. Izingwe's chairman is Sipho M Pityana, a former group executive director of Nedbank Investment Bank Holdings and former managing director of Strategic Business Development at Nedbank Corporate.

The remaining 30% shareholding in Mtha is owned by three broad-based groups which represent black professionals, each of which holds a 10% interest in Mtha. These groups are the Black Lawyers Association ("**BLA**"), the National Association for Democratic Lawyers ("**Nadel**") and the South African Medical and Dental Practitioners ("**SAMDP**"):

- The BLA represents approximately 900 black legal professionals and 300 black legal students. It is a voluntary association whose objectives include the support and development of black lawyers and the provision of legal education and services to the black community.
- Nadel is a voluntary organisation of lawyers, which has the primary goal of ensuring access to justice for previously disadvantaged individuals, but also provides legal training.
- SAMDP represents black medical and dental practitioners and is active in the transformation of the health industry in South Africa.

The Client and Community Schemes – Education Trust

Complementing the OMSA Group's community focus on training and education, and because of the need for, and importance of, education in South Africa amongst the black communities, the Education Trust has been established to allow OMSA to demonstrate its commitment to certain black trade union members and other groups and to provide meaningful benefits to the members of such groups. The overall focus of the Education Trust will be on the educational needs of the members of the groups participating in the Education Trust. The Education Trust will provide tertiary education scholarships to black members of the groups and their dependants.

A number of trade unions and other groups with which the OMSA Group has business relationships will be invited to participate, and black members of such participating unions will benefit directly from the Education Trust. The following trade unions, which represent a membership of more than 600,000, have already registered their support for the Education Trust initiative:

- Democratic Nursing Organisation of South Africa;
- National Education Health and Allied Workers Union;
- South African Commercial, Catering and Allied Workers Union;
- South African Democratic Teachers Union; and
- National Teachers' Union.

Education SPV Limited will acquire 0.94% of the enlarged issued share capital of the Company, which is equivalent to 2.27% in value of the OMSA Group's South African business.

The Client and Community Schemes – Black Distributors Trust

The Black Distributors Trust will be established with the intention of providing or securing finance for black brokers and agents, as well as distribution businesses owned and managed by black South Africans. The loans or security made available or provided by the Black Distributors Trust will be utilised by such black distributors to acquire assets and to pay for expenses in order to commence operations in a productive manner. Black Distributors SPV Limited will acquire 0.47% of the Company's enlarged issued share capital, which will equate to 1.14% in value of the OMSA Group's South African business.

There is clearly a need for the development of black distributors in order to serve emerging black markets. Given this imperative, OMSA has recently launched the Old Mutual Academy for Financial Planners, which provides the training required for black distributors to operate as intermediaries to black South Africans. The Black Distributors Trust will augment this Academy and, through providing or securing funding required by black distributors to acquire relevant operational assets and pay start-up costs, will attempt to ensure and accelerate the productive entry by black distributors into the market.

Black Distributors SPV Limited will acquire 0.47% of the Company's enlarged issued share capital, which is equivalent to 1.14% in value of the OMSA Group's South African business.

Proposed Appointments to the OMLACSA Board

Following the implementation of the Proposals, it is proposed that Gloria Serobe from the WIPHOLD Consortium will be invited to join the board of OMLACSA. Professor Jakes Gerwel, from the BRIMSTONE Consortium, is currently a member of the board of OMLACSA, and it is proposed that following the implementation of the Proposals, he will continue to occupy this position.

CONFLICTS OF INTEREST

As part of its review of the Black Business Partners, the Old Mutual Group identified several potential conflicts of interest with the Black Business Partners. The Proposals have been structured to discourage future conflicts of interest from arising between the Black Business Partners and the Old Mutual Group.

Details of existing potential conflicts of interest between the Black Business Partners and the Old Mutual Group and how they are to be managed and resolved are set out below.

WIPHOLD Consortium

WIPHOLD owns 40% of the ordinary shares in Futuregrowth Asset Management (Proprietary) Limited ("**Futuregrowth**") and has an option to increase this stake. Futuregrowth is a specialist asset manager whose clients include public and private sector pension funds in South Africa; its business therefore competes with that of Old Mutual Asset Managers. Arrangements have been put in place to ensure (*inter alia*) that:

- confidential information concerning the business of the Old Mutual Group is not disclosed to Futuregrowth;
- WIPHOLD employees who are actively involved in the Futuregrowth business do not carry out services for the Old Mutual Group; and
- WIPHOLD will not take an active role in the management of Futuregrowth and will not appoint any executive directors to the board of Futuregrowth.

The directors of the Company are satisfied that these arrangements will safeguard the confidential information and goodwill of the Old Mutual Group and that consequently WIPHOLD's interest in Futuregrowth will not have a detrimental effect on the business interests of the Old Mutual Group.

In addition to Futuregrowth, WIPHOLD has interests in a number of financial services businesses including Wipcapital (Proprietary) Limited, which provides certain advisory services including corporate finance, asset and infrastructure finance; Wiptreasury Solutions (Proprietary) Limited, which provides treasury services; Legae Securities (Proprietary) Limited, which provides stock broking services and is a manager of hedge funds. These financial services businesses compete in limited circumstances with certain businesses within Nedbank and the OMSA Group. The Board of the Company and Nedbank do not consider this potential conflict to be material to the Group or Nedbank as a whole and consider that the potential conflicts that may arise can be managed in the ordinary course of business.

Wendy Luhabe is a shareholder and the non-executive Chairperson of Alliance Capital Management (Proprietary) Limited. The Board of the Company has considered this potential conflict and concluded that it is not material.

RMB Private Equity (Proprietary) Limited, a subsidiary of FirstRand Bank Holdings Limited ("**FirstRand Bank**"), owns 12.5% of the shares in Sphere Holdings (Proprietary) Limited ("**Sphere**") which, as mentioned above, holds a 15% interest in the WIPHOLD Consortium. The business of FirstRand Bank competes with Nedbank's business. Sphere also owns 70% of the ordinary shares in Sphere Private Equity (Proprietary) Limited ("**Sphere Proprietary**"), a recently incorporated company which provides private equity capital. In addition, Sphere and FirstRand Bank are indirect shareholders in Ethos Private Equity Limited ("**Ethos**"), a significant provider of private equity capital. These businesses compete with those of the Old Mutual Group. Arrangements have therefore been put in place to ensure (*inter alia*) that:

- confidential information concerning the business of the Old Mutual Group will not be disclosed to FirstRand Bank or to Sphere Proprietary or Ethos; and
- Sphere employees who are actively involved in the businesses of Sphere Proprietary or Ethos will not carry out any services for the Old Mutual Group or have access to any information about the Old Mutual Group.

The directors of the Company are satisfied that these arrangements will safeguard the confidential information and goodwill of the Old Mutual Group and that consequently neither Sphere's interests in Sphere Proprietary or Ethos nor FirstRand Bank's interest in Sphere will have a detrimental effect on the business interests of the Old Mutual Group.

Along with RMB Ventures (Proprietary) Limited ("**RMB Ventures**"), a member of the FirstRand Group, WIPHOLD is a co-investor in Wipprivate Equity Joint Venture (Proprietary) Limited ("**Wipprivate Equity**"). Wipprivate Equity is an investment holding company. Wipprivate Equity holds two investments which are Avlock International (Proprietary) Limited and MCG Industries (Proprietary) Limited. WIPHOLD has no intention to make any future joint investments with RMB Ventures via Wipprivate Equity.

Pulane Kingston holds 20.3% of the shares in Sphere. Pulane Kingston's husband is a member of the team at Deutsche Securities which advised the Company on the Proposals. The Board of the Company has considered this potential conflict and concluded that it is not material. It has been fully disclosed to all parties involved and has not influenced the selection of Sphere as a participant in the WIPHOLD Consortium.

BRIMSTONE Consortium

BRIMSTONE's 39% shareholding in the Lion of Africa Insurance Company Limited ("**Lion of Africa**") has been considered by the Board which has concluded that the potential conflict is not material to the Company or Nedbank. Lion of Africa carries on business as a short term life insurer. Under the Proposals the BRIMSTONE Consortium is investing only in the Company and Nedbank and not in Mutual & Federal, the Group's South African short-term insurance business.

Professor Jakes Gerwel is a director of OMLACSA, and is also the non-executive chairman of BRIMSTONE. The board of the Company do not consider this to give rise to a potential conflict.

The majority of the board members and shareholders of Chestnut Hill and Amabubesi are common to both companies. The OMSA Group holds a 20% stake in Amabubesi and one individual who is an OMSA Group executive is also an Amabubesi shareholder. However, Amabubesi is not a shareholder in Chestnut Hill and so is not participating, directly or indirectly, as an investor in the BRIMSTONE Consortium. On the basis that this OMSA Group executive is himself neither a board member nor a shareholder in Chestnut Hill (and consequently not involved as a Black Business Partner), the Board of the Company considers that this does not give rise to a potential conflict.

Kennedy Memani, a Chestnut Hill shareholder, is also a director and shareholder in African Merchant Bank, which carries on a banking business that competes with the banking business of Nedbank. The boards of the Company and Nedbank have reviewed this potential conflict, and have taken steps to ensure that this potential issue is managed in terms of confidentiality, and also that Kennedy Memani will not be involved in any aspects of the performance agreements to be entered into pursuant to the Nedbank Proposal, without the consent of Nedbank and the OMSA Group.

Fred Robertson is the executive deputy chairman of BRIMSTONE. He is also non-executive chairman of Commlife Holdings (Proprietary) Limited ("**Commlife Holdings**"), a company which he founded before the inception of BRIMSTONE, and which is a shareholder in Lion of Africa. Fred Robertson's wife is part of the management team of Commlife Holdings. Fred Robertson has an interest in Commlife Holdings, an investment holding company, through a family trust investment. Commlife Holdings has operating interests in a risk services brokerage and consulting business (Aon South Africa (Proprietary) Limited), in life assurance (with a limited life licence focusing predominantly on the sale of certain niche life products), fund management, a private equity investment company, a short term insurance brokerage, retirement fund administration and consulting, as well as property administration and development. BRIMSTONE also holds an effective minority interest in Aon South Africa (Proprietary) Limited. Commlife Holdings is managed separately from BRIMSTONE and Fred Robertson's involvement in Commlife Holdings is limited to a non-executive role. The conflict with Lion of Africa referred to above has been considered by the Board, which has concluded that the potential conflict is not material to the Company or Nedbank. The remaining businesses in which Commlife Holdings (and also Brimstone in the case of Aon South Africa (Proprietary) Limited) has an interest are generally small niche businesses or businesses complementary to those of the OMSA Group, and therefore are not considered to create a material conflict. Commlife Holdings has had a relationship with Old Mutual since 1990.

THE OLD MUTUAL PLC PROPOSAL

The Old Mutual plc Proposal comprises the following two elements:

(i) Subscription for New Shares by SPVs

In return for the allotment of the New Shares, the SPVs will pay to the Company the subscription price which consists of the par value of the New Shares in Rand on the Completion Date and an undertaking to pay the Company the Interim Payments and on 1 May 2015 a cash amount based on the lower of:

(a) the Initial Market Value less their par value, increased annually by an escalation factor and (in the case of each Black Business Partner SPV) 1.5% of the Initial Market Value, and reduced (in each case) by the Interim Payments (as enhanced by the escalation factor) made by the SPV to the Company towards discharge of the Cash Undertaking; and

(b) the highest price of the Company's Ordinary Shares quoted on the LSE during the period between 1 January 2015 and the business day prior to 1 May 2015 multiplied by the number of New Shares issued to each SPV, converted into Rand.

Subscription Agreements

Central to the subscription for the New Shares by the SPVs is the premise that they should be retained by the SPVs for a specific length of time. The long-term holding of shares in companies in the Old Mutual Group by black shareholders is a key objective of the Proposals. The Group wants to create a long-term relationship with the Black Business Partners and the arrangements described in this document have been structured with the objective of providing a framework on which to build a lasting relationship.

In order to achieve this, the Subscription Agreements contain provisions whereby the SPVs and their shareholders agree that the SPVs will retain ownership of the New Shares until 1 January 2015 or the end of the Relevant Period in question, whichever is earlier. The SPVs will have the period from 1 January 2015 to 1 May 2015 to dispose of some or all of the New Shares should they elect to do so in order to settle the cash undertaking.

Despite the release of the New Shares from the lock-in on 1 January 2015, the other provisions of the Subscription Agreement are expected to endure until 1 May 2015, unless the period of operation of a certain provision is shorter. The Relevant Period will expire on 1 May 2015 unless the Company determines that the period will end before that date in relation to any particular provision of the Subscription Agreement. The Company may make this determination if it considers it to be desirable or commercial, or for other reasons including to comply with any legal requirements which may constrain the period of time for which any particular provision of the Subscription Agreement may endure. Therefore, although the Company currently expects the Relevant Period to expire on 1 May 2015, Shareholders should note the possibility that the Relevant Period could last for less than the approximately full ten years.

This obligation to retain the New Shares is further reinforced through the provisions of the Trust Deed, as the New Shares will be issued into the name of the Shares Trustee who will hold the legal title to the New Shares on terms which prevent the disposal of such legal title during the Relevant Period without joint instructions from the Company, the relevant SPV (and, unless the Shares Trustee has received notice that the Third Party Bank Charge (as defined below) has been discharged in full, the Third Party Bank). Further details on the precise terms of the Trust Deed are set out in Part IV of this document.

Depending on the circumstances, the Subscription Agreement may be terminated prior to 1 May 2015. The Company may terminate the Subscription Agreement if, for example, the BEE Partners cease to be black (as defined in the FSC) during the Relevant Period, if investments are made in, or employment taken up by, the Black Business Partners with a company whose business competes with that of the Group, if a material conflict of interest is created between the Group and the Black Business Partners or if BEE legislation or industry practice regarding BEE changes so as to have a material effect on the OMSA Group. The SPVs established by the Black Business Partners may terminate the Subscription Agreement if a person acquires a majority of the Ordinary Shares of the Company (and may also accept such an offer). Further details on this aspect of the Old Mutual plc Proposal are set out in Part IV of this document.

Performance Agreements

Separate Performance Agreements have been entered into by the Holding Companies and OMLACSA, whereby the Black Business Partners agree to provide, in return for an arm's length fee to be paid annually, certain services to certain members of the OMSA Group. The level of the performance fee which is paid to the Holding Companies for these services will be determined according to the extent to which each Black Business Partner delivers on agreed performance criteria and accordingly will range from nil to R18.25 million annually for each Black Business Partner. Further details of the Performance Agreements are set out in Part IV of this document.

(ii) Issue of New Shares to the Old Mutual Employee Share Schemes

115.0 million New Shares, which will amount to a shareholding of 2.82% of the enlarged issued share capital of the Company, will be issued to two Old Mutual Employee Share Trusts. These trusts will hold the New Shares on behalf of three Old Mutual Employee Share Schemes which will be established to secure management and staff participation in the growth of the Group. These schemes are as follows.

(a) The OMSA Management Scheme will replace the existing Old Mutual plc Group Share Incentive Scheme for allocations to management of the OMSA Group, and will have the primary objective of attracting, rewarding and retaining senior and middle management of the OMSA Group. A new Old Mutual Employee Share Trust (being the OMSA Management Incentive Trust) will be established, to which the Company will issue New Shares. The OMSA Management Incentive Trust will be funded by way of interest-free loans and/or grants from employer companies within the OMSA Group, primarily OMLACSA, and will own 2.05% of the enlarged issued share capital of the Company, which equates to 4.93% of the value of the OMSA Group's South African business.

The OMSA Management Incentive Trust will be used to fund the long-term share incentives that the OMSA Group expects to allocate to black management in the normal course of business up to 2014. By reserving a significant portion of the New Shares for black management, the OMSA Group intends to demonstrate its commitment to BEE.

Allocations to white managers under the OMSA Management Scheme will be made by the existing employee share trust (which is the OMSA Share Trust). This trust may only purchase Ordinary Shares to match these allocations at the time the allocations are being made.

Shares will be allocated in accordance with the OMSA Group's current allocation policy, under the terms of which allocations are made in a combination of Restricted Share Plan ("**RSP**") share awards and share options. Allocations will be based on individual performance while allocation levels may be revised, subject to market testing by the Company's remuneration committee. The RSP share awards will vest immediately (subject to the condition that the participant remains in the Old Mutual Group's employment for a stipulated period of time), while the share options will generally be exercisable between 3 years and 6 years after their grant, subject to continued employment in the Old Mutual Group at the date of exercise. Participants are to be paid the dividends in respect of the RSP share awards and will be entitled to exercise the voting rights in respect of the relevant New Shares, but will have no dividend or voting rights in respect of the unexercised share options. The share options may be subject to corporate performance targets, at the discretion of the Board. The entire interest of 2.05% in the New Shares held by the OMSA Management Incentive Trust will count for black ownership, given that the OMSA Management Incentive Trust has been structured so as to comply with the ownership and control requirements of the FSC.

(b) The OMSA Senior Black Management Scheme will operate for the benefit of the senior black management employed by the OMSA Group. A new Old Mutual Employee Share Trust (being the OMSA Broad-Based Employee Share Trust) will be formed to operate the scheme. The Company will issue New Shares to this OMSA Broad-Based Employee Share Trust, which will be funded by means of a grant, primarily from OMLACSA, such that the OMSA Broad-Based Employee Share Trust will own 0.63% of the enlarged issued share capital of the Company (which equates to 1.53% of the value of OMSA Group's South African business) for the purposes of the OMSA Senior Black Management Scheme.

The trustees, on instruction from the remuneration committee of the Company, will make RSP share awards to existing and future participants. The scheme will comprise a once only allocation to each participant with the possibility of an increase in allocation on promotion. This allocation will be in addition to the normal allocations made under the OMSA Management Scheme and will be made by means of RSP share awards over shares in the Company. It is expected that approximately 50% of the New Shares to be allocated in terms of the OMSA Senior Black Management Scheme will be allocated to black managers currently employed by the OMSA Group, with the balance being reserved for allocation to future black managers and promoted black managers.

The RSP share awards will vest immediately, but participants will only take delivery of the relevant shares, subject to remaining in the employment of the Old Mutual Group, after 4 years (as to one third), 5 years (as to one third) and 6 years (as to one third).

The RSP share award will be based on individual performance and subject to a maximum multiple of annual remuneration, with participants having to remain in the Old Mutual Group's employment for a minimum period of time.

Future allocations under the OMSA Senior Black Management Scheme may be made to senior black managers of the OMSA Group, who join or are promoted, by means of share options, as an alternative, or in addition, to the RSP share award (which are subject to the terms and conditions set out above). There will be no corporate performance targets applying to these share options.

(c) The OMSA Broad-Based Scheme will operate for the benefit of all OMSA Group employees who do not participate in any other share scheme of the Group. This scheme will thus operate for the benefit of this group of employees, which consists of both black and white staff of whom approximately 67% are black. The same Old Mutual Employee Share Trust which operates the OMSA Senior Black Management Scheme (being the OMSA Broad-Based Employee Share Trust) will operate the OMSA Broad-Based Scheme. This OMSA Broad-Based Employee Share Trust will own 0.14% of the Company's enlarged issued share capital (which equates to 0.32% of the value of the OMSA Group's South African business) for the purposes of the OMSA Broad-Based Scheme, and will be funded by means of a grant, primarily from OMLACSA.

An RSP share award of R7,500 per employee will be made upfront to all qualifying employees, subject to a 5 year delivery period.

The OMSA Broad-Based Scheme has been designed such that it complies with the recent South African tax legislation governing "broad-based employee share plans".

Further details of the three Old Mutual Employee Share Schemes and the Old Mutual Employee Share Trusts which will hold the relevant New Shares in the Company on their behalf are set out in Part V of this document.

INTERRELATED NEDBANK AND MUTUAL & FEDERAL TRANSACTIONS

The Nedbank Proposal and the Mutual & Federal Proposal are similar in structure to the Old Mutual plc Proposal. The three transactions which make up the Proposals are all interconditional, and as such, the implementation of each element is conditional on all requisite approvals of the other elements. Notwithstanding the interrelated nature of the Proposals, the Company may, in relation to implementation of the Old Mutual plc Proposal, waive the requirement for other elements of the Proposals to be approved in whole or in part.

As Nedbank and Mutual & Federal are material subsidiaries of the Company, the implementation of the Nedbank Proposal and the Mutual & Federal Proposal will have a similar dilutive effect on the Company as the Old Mutual plc Proposal will have on Old Mutual plc Shareholders. For this reason, and for the purpose of providing Shareholders with sufficient information to gain a wider understanding of the impact of BEE on the Old Mutual Group as a whole, the details of the Nedbank Proposal and the Mutual & Federal Proposal are also outlined in this document.

Shareholders are to consider the overall Proposals (including therefore the Nedbank Proposal and the Mutual & Federal Proposal) at the Extraordinary General Meeting of the Company convened for 6 July 2005. Resolution 6 is a composite special resolution to approve the overall Proposals. The Company will only vote in favour of the Nedbank Proposal and the Mutual & Federal Proposal (which are to be considered at general meetings of those companies convened for 22 July 2005) if Resolution 6 set out in the notice of Extraordinary General Meeting on pages 58 to 59 is passed.

Reduction in the Group's shareholding in Nedbank

If the Proposals are implemented, there will be a dilution of the current members' shareholding in the Company due to the issue of the New Shares. The Group's respective shareholdings held by its shareholders' funds (as at close on 24 May 2005, the last practicable date prior to publication of this document) of 54.33% in Nedbank and 86.82% in Mutual & Federal will also be reduced. The Group has taken steps towards maintaining the Group's shareholding held by its shareholders' funds in Nedbank above 50%, notwithstanding implementation of the Nedbank Proposal, by acquiring additional shares in Nedbank and intends to take steps to acquire further shares to secure this objective before Nedbank issues new shares to implement the Nedbank Proposal.

THE NEDBANK PROPOSAL AND THE MUTUAL & FEDERAL PROPOSAL

Details of the Nedbank Proposal

The Nedbank Proposal will involve the issue of Nedbank shares equal to 9.47% of Nedbank's enlarged issued share capital. 9.33% will be owned directly by black people, a figure which equates to the direct black ownership of 11.50% of the value of Nedbank's South African business. The structure of the Nedbank Proposal is similar in nature to the Old Mutual plc Proposal and the Mutual & Federal Proposal, and has the following elements:

- the issue of shares to the Black Business Partners and the Client and Community Schemes;
- the issue of shares to the Nedbank Staff and Management Schemes; and
- the issue of shares to Nedbank non-executive directors;

Further details on these individual elements of the Nedbank Proposal are outlined below.

(i) Black Business Partners and Client and Community Schemes

The WIPHOLD and BRIMSTONE Consortia will each acquire an effective 0.91% of Nedbank's enlarged issued share capital, which equates to 1.12% of the value of Nedbank's South African business.

Each consortium has entered into a detailed binding memorandum of understanding and will enter into binding subscription agreements and performance agreements with Nedbank on terms substantially similar to those entered into with the Company which are outlined in Part IV of this document.

The establishment of the Client and Community Schemes will allow Nedbank to demonstrate its broad-reaching commitment to be inclusive of all its key current and future black stakeholders, and help to position the group as a "bank for all". The Client and Community Schemes comprise the following elements:

(a) The Nedbank Retail Client Scheme

The Nedbank Retail Client Scheme will operate for the benefit of existing and new black Nedbank Retail clients and aims to facilitate the ownership objectives of the FSC by providing access to shares to a broad base of South Africa's black population, many of whom will be first time share owners. The scheme will be accompanied by an education programme.

The Nedbank Retail Trust will sell approximately 9.5 million Nedbank shares to various new and existing Nedbank Retail clients, which equates to 2.68% of Nedbank's South African business. Black applicants will purchase Nedbank shares from the Nedbank Retail Trust. For every three shares purchased, participants will qualify to receive an additional bonus share, subject to participants maintaining a primary transactional account with Nedbank Retail for a period of three years from the first purchase of the Nedbank shares. Participants will be entitled to elect whether they wish to make either a lump sum payment or a monthly debit order.

(b) The Nedbank Corporate Client Scheme

The Nedbank Corporate Client Scheme is intended to afford Nedbank the opportunity to strengthen existing client relationships whilst also providing access to new business opportunities, as these clients grow and prosper. To this end, Nedbank shares under the Nedbank Corporate Client Scheme will be made available primarily to existing BEE clients of the bank, as well as to other BEE clients and past partners of Nedbank as selected by Nedbank. It is expected that more than 20 participants will eventually participate in the scheme, which it is hoped will afford Nedbank the opportunity to strengthen existing client relationships and provide access to new business opportunities.

The Nedbank Corporate Trust will hold the Nedbank Corporate Client Scheme's effective interest of 2.72% of the enlarged issued share capital of Nedbank, equal to 3.35% of Nedbank's South African business, for participants in the Nedbank Corporate Client Scheme. The shares will be held by the Nedbank Corporate Trust on behalf of the clients for six years from date of purchase.

With the exception of Aka Capital, each participant in the Nedbank Corporate Client Scheme will hold similar shareholdings and individual shareholders will not be permitted to have an effective beneficial shareholding of more than 0.04% in the enlarged issued share capital of Nedbank as a result of their shareholding in the participating company.

As one of the selected participants in the Nedbank Corporate Client Scheme, Aka Capital, a key corporate client, will act as business development partner and will be the single largest participant in the scheme with an interest of 0.38% in the enlarged issued share capital of Nedbank. Aka Capital was formed in 1998 and is a black-owned private equity and investment holdings group. Aka Capital has a long-standing relationship with the Old Mutual Group, with the OMSA Group and Nedbank each having a 20% interest in Aka Capital. The balance is held by management. The directors of Aka Capital include Reuel Khoza, Sam Nematswerani and Gary Morolo.

(c) Nedbank Community Trust

0.36% of Nedbank's enlarged issued share capital, which equates to 0.45% in value of Nedbank's South African business, will be set aside for a Community Trust to be run in conjunction with the Nedbank Foundation. The aim of the Nedbank Community Trust is to supplement existing community social initiatives on a co-ordinated and consistent basis. Its initial focus will be providing training to SME entrepreneurs in basic business and financial skills.

(ii) The Nedbank Staff and Management Schemes

Nedbank believes that its employees are its most important asset and as such will be a major contributor to the success of its business. In order to reflect this belief, a significant component of the Nedbank Proposal will be directed towards a broad base of senior black executives, black senior and middle management, junior employees and future black managers and employees. Nedbank therefore proposes to establish four new Nedbank Staff and Management Schemes and four Nedbank Employee Share Trusts which will hold the Nedbank shares on behalf of the schemes.

Summaries of the terms of the Nedbank Staff and Management Schemes are contained in Part V of this document, but brief details are provided below.

(a) The Nedbank Black Executive Scheme

The Nedbank Black Executive Scheme is intended for the benefit of the top black executives employed by Nedbank. The Nedbank Black Executive Trust will be established to operate the Nedbank Black Executive Scheme. Nedbank will issue new ordinary shares to this trust partly on a grant basis (as to 25%) and partly on an interest-free loan basis (as to 75%), such that the trust will own 0.48% of the enlarged issued share capital of Nedbank. This equates to 0.59% of Nedbank's South African business. The trustees of the trust, on instruction from the Nedbank remuneration committee, will make awards to existing qualifying participants for the purposes of staff retention (30%) and to future (70%) qualifying participants with the aim of recruitment and promotion. Awards will be subject to 4, 5 and 6 year vesting periods.

(b) The Nedbank Black Management Scheme

The Nedbank Black Management Scheme is intended to benefit those black senior and middle management of Nedbank who presently earn more than R278,482 per annum. The Nedbank Black Management Trust will be established to operate the Nedbank Black Management Scheme. Nedbank will issue new ordinary shares to this trust, partly on a grant basis (as to 10%) and partly on an interest-free loan basis (as to 90%), such that the trust will own 1.21% of the enlarged issued share capital of Nedbank. This equates to 1.49% of Nedbank's South African business. The trustees, on instruction from the Nedbank remuneration committee, will make awards to existing qualifying participants for the purposes of staff retention (40%) and future qualifying participants (60%) with the aim of recruitment and promotion. Awards will be subject to 4, 5 and 6 year vesting periods.

(c) The Nedbank Broad-Based Employee Scheme

The Nedbank Broad-Based Employee Scheme will operate for the benefit of all employees of Nedbank who do not participate in any other share scheme which Nedbank operates. This scheme will operate for the benefit of both black and white employees employed by Nedbank, of which 58% are black. The Nedbank Broad-Based Employee Trust will be established to operate the Nedbank Broad-Based Employee Scheme. The Nedbank Broad-Based Employee Trust will own 0.33% of the enlarged issued share capital of Nedbank, which, in terms of black participation will be equal to 0.23% of Nedbank's South African businesses. An award of R7,500 per employee will be made to all employees who do not participate in any other share incentive scheme of Nedbank, subject to fulfilment of a 5 year holding period.

(d) The Nedbank Evergreen Trust

It is intended that the Nedbank Evergreen Trust will be a long-term holder of Nedbank shares and will utilise the dividends it receives on the shares partly to repay the funding provided by Nedbank Limited to the Nedbank Evergreen Trust. The remainder will be available to pay grants to qualifying beneficiaries to meet social expenditure needs such as education and health. The proposed initial qualifying participants will be black employees currently earning less than R83,455 per annum. Applications will be considered by the trustees and will be assessed on the basis of need.

Nedbank will issue new ordinary shares to the Nedbank Evergreen Trust on an interest-free loan basis such that the Nedbank Evergreen Trust will own 0.21% of the enlarged issued share capital of Nedbank, which will be equal to 0.26% of Nedbank's South African business.

(iii) Non-executive Directors' Scheme

The allocation of shares to non-executive directors under the Nedbank Proposal is specific to Nedbank. In recognition of the non-executive directors' contribution to the Old Mutual Group, Nedbank intends to allocate 0.18% of its enlarged issued share capital to its black non-executive directors. This equates to 0.22% in value of Nedbank's South African business. The holding of shares by the Nedbank non-executive directors is intended to align more closely their interests with those of other Nedbank shareholders.

The structuring of the non-executive directors' scheme will be substantially similar to the Nedbank Corporate Client Scheme and the Nedbank shares will be held in a trust for the benefit of the non-executives. However, in order to ensure the directors' independence is not compromised, no specific performance conditions will apply to the shareholdings of the individual directors. Shares will be allocated over a period of four years, with.no performance criteria attached. Shares will be subject to a six year holding period, corresponding with the funding term. The board of Nedbank believes that the small level of participation which will be granted to the non-executive directors will not give rise to any concerns about their independence.

Proposed appointments to the Nedbank Board

On implementation of the Nedbank Proposal, it is proposed that Gloria Serobe of the WIPHOLD Consortium, Mustaq Brey of the BRIMSTONE Consortium and Reuel Khoza of Aka Capital will be invited to join the Nedbank board of directors.

Mechanics and Funding for implementation of the Nedbank Proposal

- Nedbank Staff and Management Schemes

The Nedbank Staff and Management Schemes will be funded directly by Nedbank Limited, either by way of an interest-free loan or a straight grant. Nedbank Limited will provide these funds to the relevant newly formed Nedbank Employee Share Trust which will then use the funds to subscribe for Nedbank shares which will be issued at a reference price based on the 10 day volume weighted average price leading up to 15 April 2005, of R74.75 per share. Dividends on the Nedbank shares will be applied to paying down the capital portion of the loan, or distributed to beneficiaries in the case of the Nedbank shares which are funded by the grant. Cash received on the exercise of share options will be applied to paying down the capital portion of the loan.

- Black Business Partners, Client and Customer Schemes and Non-executive Directors

For all other schemes proposed, which will comprise 7.24% of Nedbank's enlarged issued share capital, the transactions will be structured as follows:

Nedbank will issue shares at or just above par value to the various scheme participants. On the applicable termination dates for each scheme, Nedbank will be entitled to re-purchase as many of the scheme shares as, based on their then market value, equate in value to the terminal balance of a notional calculation model. The notional calculation model will calculate an amount due to Nedbank at pre-agreed funding rates and such amount will be discharged by Nedbank being able to re-purchase the relevant shares for the original subscription price.

The essential features of the structure are as follows:

- the creation of separate black-controlled vehicles as appropriate for the respective participants (the "**Nedbank SPVs**");
- the subscription by the Nedbank SPVs for ordinary shares in Nedbank at par value of R1.00 per share (in the case of the Black Business Partner Nedbank SPVs, at a small premium to par value which represents a 2.5% investment paid by the Black Business Partners). The par value payment in respect of the Corporate Scheme SPV (other than Aka Capital), the Retail Scheme SPV and the Community Trust SPV will be funded by a member of the Old Mutual Group, but not by Nedbank;
- the grant to Nedbank of a call option against the Nedbank SPVs for a number of Nedbank shares (determined according to a fixed formula) held in the Nedbank SPVs, exercisable on the termination date of the particular scheme at the same price per share at which the shares were issued to the Nedbank SPVs;
- the application of the formula referred to above is intended to replicate the same economic consequences that would ensue if the Nedbank SPVs were subscribing for the Nedbank shares using finance provided by way of fixed rate preference share funding;
- the Nedbank SPVs will be granted a call option against Nedbank to acquire at the then market value the same number of Nedbank shares as acquired by Nedbank; and
- Nedbank will, through the period of the schemes, undertake semi-annual capitalisation awards with a cash dividend election, and the participants will waive their cash dividend election upfront. In the case of performance fees, the Black Business Partners will be obliged to re-invest a portion in subscribing for new Nedbank shares at the then market price.

Value of the Nedbank Proposal

The indicative value of the Nedbank Proposal of R3,085 million is based on the 10 day volume weighted average price of R74.75 per share at 15 April 2005.

Estimated economic cost of the Nedbank Proposal

The estimated economic cost of the Nedbank Proposal to Nedbank is approximately R970 million. This equates to 3.7% of the value of Nedbank's South African business.

Conditions precedent to the Nedbank Proposal

The implementation of the Nedbank Proposal is subject to the fulfilment of the following conditions precedent:

- approval of the requisite majority of Nedbank ordinary shareholders in general meeting to the issue of new Nedbank shares to each of the elements of the Nedbank Proposal;
- written notice having been received by Nedbank from the WIPHOLD and BRIMSTONE consortia that they have received appropriate shareholder approval;
- obtaining of the necessary regulatory approvals (including, as necessary, the JSE); and
- the Company being satisfied that each feature of the proposals set out in this document shall have received all consents, sanctions and approvals to which such feature is subject and that such feature will be implemented in accordance with its terms.

The last mentioned condition cannot be waived in whole or in part without the Company's consent.

THE MUTUAL & FEDERAL PROPOSAL

This element of the Proposal will involve the issue of Mutual & Federal shares equal to 11.14% of Mutual & Federal's enlarged issued share capital. Shares representing an 11.00% interest will be owned directly by black people. The structure of the transactions is very similar to those proposed by the Company and Nedbank and has the following elements:

- the issuing of shares to special purpose vehicles established by the Black Business Partners;
- the issuing of shares to Mutual & Federal Staff and Management Schemes;
- the establishment of, and issuing of shares to the Mutual & Federal Community Trust; and
- the establishment of, and issuing of shares to the Mutual & Federal Black Broker Trust.

(i) The Black Business Partners

The WIPHOLD Consortium will acquire 3.50% of Mutual & Federal's enlarged issued share capital. In addition, Mtha was also selected as a Black Business Partner and will acquire 0.5% of Mutual & Federal's enlarged issued share capital.

Each of the WIPHOLD Consortium and Mtha has entered into a detailed binding memorandum of understanding and will enter into binding subscription agreements and performance agreements with Mutual & Federal on terms substantially similar to those entered into with the Company which are outlined in Part IV of this document.

(ii) Mutual & Federal Staff and Management Schemes

Summaries of the terms of the Mutual & Federal Staff and Management Schemes are contained in Part V of this document, but brief details are provided below. The Mutual & Federal Staff and Management Schemes comprise three different elements:

(a) Mutual & Federal Management Scheme

The primary purpose of the Mutual & Federal Management Scheme is to attract, reward and retain senior and middle management of Mutual & Federal. It will replace the existing employee share option scheme. Mutual & Federal will issue new ordinary shares to a new employee share trust, the Mutual & Federal Management Incentive Trust, which will be funded by interest-free loans and/or grants from Mutual & Federal. The Mutual & Federal Management Incentive Trust will own 4.79% of the enlarged issued share capital of Mutual & Federal.

The Mutual & Federal Management Incentive Trust will be used to fund the long-term share incentives that Mutual & Federal expects to allocate to black management in the normal course of business to 2013.

Shares will be allocated in terms of Mutual & Federal's current allocation policy subject to regular market testing and individual performance. The allocations will be a combination of RSP share awards (50%) and share options (50%). The RSP share awards will vest immediately (subject to the condition that the participant remains in Mutual & Federal's employment for a period of time), while the share options may be exercised after 3 years (one-third), 4 years (one-third) and 5 years (one-third) but within 6 years.

Participants are to be paid the dividends in respect of the RSP share awards and will be entitled to exercise the voting rights in respect of the relevant Mutual & Federal shares, but will have no dividend or voting rights in respect of the unexercised share options. The dividends that the Mutual & Federal Management Incentive Trust receives on the surplus Mutual & Federal shares not yet allocated to black participants are to be used to repay the loans from Mutual & Federal and thereafter used to purchase additional Mutual & Federal shares for the benefit of the black participants. Accordingly, the entire interest of 4.79% in Mutual & Federal shares held by the Mutual & Federal Management Incentive Trust will count for black ownership given that the trust has been structured so as to comply with the ownership and control requirements of the FSC.

(b) Mutual & Federal Senior Black Management Scheme

The Mutual & Federal Senior Black Management Scheme will operate for the benefit of selected senior black management of Mutual & Federal. The Mutual & Federal Senior Black Management Trust will be formed to administer the Mutual & Federal Senior Black Management Scheme. The Mutual & Federal Senior Black Management Trust will acquire 1.08% of Mutual & Federal's enlarged issued share capital and will be funded by means of a grant from Mutual & Federal.

The trustees, on instruction from the Mutual & Federal remuneration committee, will make awards to existing qualifying participants, for the purposes of retention, and to future qualifying participants, for the purposes of attracting new staff. The scheme will comprise a one-off allocation with the possibility of an increase on promotion from middle management to senior management and from senior management to executive management. This allocation will be in addition to the normal allocations made under the Mutual & Federal Management Scheme to senior black management of Mutual & Federal and will be made by means of an RSP share award.

The RSP share award will vest immediately (but subject to the condition that the participant remains in Mutual & Federal's employment for a fixed period of time). Participants will be paid the dividends in respect of the RSP share awards and will be entitled to exercise the voting rights in respect of the Mutual & Federal shares. Participants may only take delivery of the Mutual & Federal shares after 4 years (as to one-third), 5 years (as to one-third) and 6 years (as to one-third).

(c) Mutual & Federal Broad-Based Scheme

The Mutual & Federal Broad-Based Scheme will operate for the benefit of all employees of Mutual & Federal who do not participate in any other share incentive scheme of Mutual & Federal. It will thus operate for the benefit of both black and white employees of Mutual & Federal, 50% of whom are black. The allocation will be made by means of a one-off RSP share award over Mutual & Federal shares of R7,500 per participant. Staff joining Mutual & Federal after the allocation date will not participate in the Mutual & Federal Broad-Based Scheme. Participants will be paid dividends in respect of the RSP share awards and will be entitled to exercise the voting rights in respect of the Mutual & Federal shares. Participants may however only take delivery of the Mutual & Federal shares after 5 years.

The same trust which operates the Mutual & Federal Senior Black Management Scheme will operate the Mutual & Federal Broad-Based Scheme. The trust will acquire 0.27% of Mutual & Federal's enlarged issued share capital in respect of the Mutual & Federal Broad-Based Scheme and will be funded by means of a grant from Mutual & Federal.

(iii) Community Trust

The Mutual & Federal Community Trust will be established with the objective of providing meaningful benefit to selected black community and charitable projects. The trust will acquire a 0.50% interest in the enlarged issued share capital of Mutual & Federal.

(iv) Black Broker Trust

The Mutual & Federal Black Broker Trust will be formed and will acquire 0.50% of Mutual & Federal's enlarged issued share capital. The objective of the Mutual & Federal Black Broker Trust will be to provide or secure finance for black people wishing to develop brokerage businesses to service the short term insurance market in South Africa. The finance to be made available by the trust will be utilised by such black brokers to acquire assets required in order to commence operation in a productive manner.

Proposed appointments to the Mutual & Federal Board

On implementation of the Mutual & Federal Proposal, subject to shareholder approval and the satisfaction of all the conditions precedent, it is proposed that Louisa Mojela of the WIPHOLD Consortium and Bulelani Ngcuka of Mtha will be invited to join the Mutual & Federal board of directors.

Mechanics and Funding for the Mutual & Federal Proposal

- Mutual & Federal Staff and Management Schemes

  The Mutual & Federal Staff and Management Schemes will be funded directly by Mutual & Federal, in the case of the Mutual & Federal Management Scheme by way of interest-free loans and/or grants and in the case of the Mutual & Federal Senior Black Management Scheme and the Mutual & Federal Broad-Based Scheme, by way of grant. These funds will be provided to the black controlled employee trusts to be established by Mutual & Federal. The Mutual & Federal Staff and Management Schemes will comprise 6.14% of the enlarged issued share capital of Mutual & Federal.

- The Mutual & Federal Community Trust

  For the Mutual & Federal Community Trust, comprising 0.50% of the enlarged issued share capital of Mutual & Federal, a black controlled trust will be created and the shares will be issued at par value funded via a loan from an Old Mutual Group company. The loan will amount to the par value of the Mutual & Federal shares the Mutual & Federal Community Trust acquires.

- Black Business Partners and the Mutual & Federal Black Broker Trust

  Mutual & Federal will issue shares at or about par value to the various scheme participants. On the applicable termination dates for each scheme, Mutual & Federal will be entitled to repurchase as many of the scheme shares as, based on their then market value, are equal in value to the terminal balance on a notional calculation model. The notional calculation model will calculate an amount due to Mutual & Federal at pre-agreed notional dividend funding rates and such amount will be discharged by Mutual & Federal being able to re-purchase the relevant shares for the original subscription price.

  The essential features of the structure are as follows:

  - creation of the separate black-controlled vehicles as appropriate for the respective participants ("**Mutual & Federal SPVs**");
  - the subscription by the Mutual & Federal SPVs for ordinary shares in Mutual & Federal at par value of 10 cents per share or, in the case of the Black Business Partner SPVs at a small premium to par value representing a 2.5% investment paid by the Black Business Partners, and in the case of the Mutual & Federal Black Broker Trust, the par value will be funded through an interest bearing loan from an Old Mutual Group company;
  - the grant to Mutual & Federal of a call option against the Mutual & Federal SPVs for a number of Mutual & Federal ordinary shares (determined according to a fixed formula) held in the Mutual & Federal SPVs, exercisable on the termination date of the particular scheme at the same price per share at which the shares were issued to the Mutual & Federal SPVs;
  - the application of the formula referred to above is intended to replicate the same economic consequences that would ensue if the Mutual & Federal SPVs were subscribing for the Mutual & Federal shares using finance provided by way of fixed rate preference share funding;
  - the Mutual & Federal SPVs will be granted a call option against Mutual & Federal to acquire at the then market value the same number of Mutual & Federal shares as acquired by Mutual & Federal; and
  - Mutual & Federal will through the period of the schemes, undertake semi-annual capitalisation awards with a cash dividend election, and the SPVs, in the case of the Black Business Partners have waived 100% of their cash dividend election and in the case of the Mutual & Federal Black Broker Trust, will waive 50% of its cash dividend election upfront. In the case of performance fees, the Black Business Partners will be obliged to re-invest a portion in subscribing for new Mutual & Federal shares.

Value of the Mutual & Federal Proposal

The indicative value of the Mutual & Federal Proposal of R663 million is based on the 10 day volume weighted average price of R21.33 per share at 15 April 2005.

Estimated Economic Cost of the Mutual & Federal Proposal

Mutual & Federal has estimated the economic cost of the Mutual & Federal Proposal, excluding the Mutual & Federal Management Scheme, to be approximately R170 million. The economic cost of the Mutual & Federal Management Scheme has not been included in the economic cost as the costs will be incurred as part of the annual allocations to management. This translates to 3.1% of the value of Mutual & Federal.

Conditions precedent to the Mutual & Federal Proposal

The implementation of the Mutual & Federal transaction is subject to the fulfilment of the following conditions precedent:

- approval of Mutual & Federal ordinary shareholders in general meeting to the issue of new Mutual & Federal shares to each of the elements of the Mutual & Federal Proposal;
- obtaining of the necessary regulatory approvals (including, as necessary, the JSE);
- written notice having been received by Mutual & Federal from the WIPHOLD Consortium that they have received appropriate shareholder approval; and
- the Company being satisfied that each feature of the Proposals set out in this document shall have received all consents, sanctions and approvals to which such feature is subject and that such feature will be implemented in accordance with its terms.

The last mentioned condition cannot be waived in whole or in part without the Company's consent.

DETAILS OF THE SUBSCRIPTION FOR NEW SHARES BY THE SPVS

Under the Old Mutual plc Proposal, 115.7 million New Shares will be issued to the SPVs. The Company will seek the sanction of the Court in relation to this element of the Old Mutual plc Proposal under a scheme of arrangement. This Part IV sets out further detail on the arrangements for the issue of New Shares to the SPVs and the associated agreements which have been put in place.

Subscription Agreements

Each SPV has entered into a Subscription Agreement with the Company. In the case of WIPHOLD Financial Services No. 1 Limited and BRIMSTONE Mtha UK SPV Limited, the Holding Companies and their shareholders are also party. Under the terms of each Subscription Agreement, the Company will issue the New Shares in consideration for an initial payment in Rand of the par value, and the Cash Undertaking, which together with the Interim Payments form the subscription price for the New Shares. For accounting purposes, no value is ascribed to the Cash Undertaking at the outset. It is expected that, subject to fulfilment or waiver of all conditions precedent, completion of the Subscription Agreement is expected to take place on or around 1 August 2005. The New Shares will be issued in the following proportions:

- 28,920,000 New Shares to WIPHOLD Financial Services No. 1 Limited;
- 28,920,000 New Shares to BRIMSTONE Mtha UK SPV Limited;
- 38,560,000 New Shares to Education SPV Limited; and
- 19,280,000 New Shares to Black Distributors SPV Limited.

The New Shares will be issued to the Shares Trustee, who will hold them on behalf of the relevant SPV, which will be beneficially entitled to the New Shares. The New Shares will be issued in accordance with the terms of the relevant Subscription Agreement, and will be held in accordance with the terms of the relevant Trust Deed between Old Mutual plc, the relevant SPV, the Shares Trustee and the Security Trustee and the Third Party Bank. The trust arrangements are designed, so far as practicable, to ensure that the New Shares are not disposed of at any time during the full approximately 10 year term of the arrangement, other than under the terms of the Subscription Agreements.

In return for the allotment of the New Shares, the SPVs will pay to the Company the subscription price which consists of the par value of the New Shares in Rand on the Completion Date and an undertaking to pay the Company the Interim Payments and on 1 May 2015 a cash amount based on the lower of:

(a) the Initial Market Value less their par value, increased annually by an escalation factor and (in the case of each Black Business Partner SPV) by 1.5% of the Initial Market Value, and reduced (in each case) by the Interim Payments (enhanced by the escalation factor) made by the SPV to the Company towards discharge of the Cash Undertaking; and

(b) the highest price of the Company's Ordinary Shares quoted on the LSE during the period between 1 January 2015 and the business day prior to 1 May 2015 multiplied by the number of New Shares issued to each SPV, converted into Rand.

The escalation factor for each of the SPVs is 8.16% compounded annually.

This formula is set out in full in the Subscription Agreements, copies of which will be on display at the locations set out on page 52.

The Subscription Agreements contain details of various events under which the Company can terminate the relevant agreement, in which case the relevant SPV becomes obliged to pay a different (and potentially greater) amount than that due under the Cash Undertaking. Details of how the amounts payable would be calculated in such a case are set out in the Subscription Agreements. A brief summary of some of these termination events is as follows:

- the SPVs or (in the case of the Black Business Partners) the Holding Companies engaging in any activity other than as envisaged by the Subscription Agreement during the Relevant Period;
- the SPVs or (in the case of the Black Business Partners) the Holding Companies issuing any shares to any person during the Relevant Period without the prior written consent of the Company;
- the SPVs or (in the case of the Black Business Partners) the Holding Companies ceasing to be black companies during the Relevant Period or (in the case of the Black Business Partners) any shareholder of the Holding Companies not being a black person during the Relevant Period; or (where applicable) the Black Distributors Trust and the Education Trust (which hold shares in Black Distributors SPV Limited or Education SPV Limited) ceasing to be black persons during the Relevant Period;
- the application during the Relevant Period of any of the income received by an SPV on the New Shares (with the exception of those retentions which are permitted) otherwise than in repaying the Third Party Bank Loan and meeting the SPV's obligations under the Subscription Agreement;
- (in the case of the Black Business Partners) any shareholder of the Holding Companies or representative of the SPVs or of the Holding Companies or key individual (as defined in the Subscription Agreement) taking a position with any competitor or otherwise assisting any competitor in any material respect in relation to a competing business during the Relevant Period, except as disclosed in the disclosure letters addressed to the Company from the Black Business Partners, or with the consent of the Company;
- (in the case of the Black Business Partners) any SPV, material shareholder or key individual (each as defined in the Subscription Agreement) or representative of the SPVs or the Holding Companies making investments in companies which compete with the Old Mutual Group, carrying on a competing business or entering into any agreements which would create a conflict of interest with the business of members of the Old Mutual Group during the Relevant Period except as permitted by the Subscription Agreements, unless with the consent of the Company.

The early termination events will remain in place until the end of the Relevant Period. The Relevant Period expires on 1 May 2015 unless the Company determines that the period will end before that date in relation to any particular provision of the Subscription Agreement. The Company may make this determination if it considers it to be desirable or commercial, or for other reasons including to comply with any legal requirements which may constrain the period of time for which any particular provision of the Subscription Agreement may endure. Therefore, although the Company currently expects the Relevant Period to expire on 1 May 2015, Shareholders should note the possibility that any particular Relevant Period may not last for the full approximately ten years.

The Subscription Agreements contain provision for negotiation between the parties if the FSC or any legislation relating to BEE is amended or industry practice regarding BEE changes so as to have a detrimental effect on the ability of the Group to comply with BEE ownership requirements. If, following negotiation, the parties cannot agree, the Company has the right to terminate the Subscription Agreement.

No shareholders in the Holding Companies or (in the case of Black Distributors SPV Limited or Education SPV Limited), the Black Distributors Trust or the Education Trust will be financially liable to the Company in damages for any breach of the Subscription Agreement or for any event which may lead to its early termination unless it has done something to cause the SPVs or Holding Companies to be in breach of:

- the restrictions on business activities of, and use of income or assets by SPV or the Holding Companies;
- the obligation of the Holding Companies to remit a majority of the performance fees earned by the Black Business Partners to the relevant SPVs by way of capital contribution which will be used by the relevant SPV to repay the Third Party Bank Loan and to discharge (in part) the Cash Undertaking;
- the lock-in provisions on the SPVs or the Holding Companies; or
- the restrictions on assigning the Subscription Agreement.

Such financial liability will only arise if such breach has a detrimental effect on the number of New Shares held by the SPVs or on the other net assets of the SPVs or (in the case of the Black Business Partners) the net assets (other than the shares in the SPVs) of the Holding Companies, or the shareholder has taken any action which causes the SPVs to declare a dividend (except where permitted by the Subscription Agreement). The liability of any such shareholder (or, in the case of Black Distributors SPV Limited or Education SPV Limited the relevant trust), will be limited to making good the reduction in net assets or restoring to the relevant SPV the number of New Shares previously owned by it. Shareholders in the Holding Companies (in the case of the Black Business Partners) or in the case of Black Distributors SPV Limited and Education SPV Limited as the case may be, the relevant trust, will also be liable if they receive an asset as a result of such an event but liability will be limited to returning the value of the asset to the SPVs. In the absence of fraud or dishonesty, the liability of the Education Trust and the Black Distributors Trust (holding shares in Education SPV Limited and Black Distributors SPV Limited respectively) for breach of the relevant Subscription Agreement will be limited to the property held by the relevant trust from time to time.

In the absence of fraud or dishonesty the directors of the SPVs shall not be personally liable to the Company if, notwithstanding compliance by the relevant SPV with the provisions of the relevant Subscription Agreement and no early termination event occurring, the SPV's liabilities exceed its assets and/or the SPV is unable to pay any amount due under that Agreement.

The Cash Undertaking will be discharged when full payment for the New Shares is received by the Company. The balance of the additional amount due in respect of the subscription of the New Shares, calculated in accordance with the formula set out above, must be paid by the SPVs on 1 May 2015. Prior to this final date, the SPVs must make payments to the Company towards discharge of the Cash Undertaking. All dividends and other distributions received by the SPVs in respect of the New Shares will be used for this purpose after the repayment of the Third Party Loan. In the case of WIPHOLD Financial Services No. 1 Limited and BRIMSTONE Mtha UK SPV Limited, the major part of the performance fee received by the Holding Companies will be remitted by means of a capital contribution to the relevant SPV and will also be used for this purpose after the repayment of the Third Party Loan.

The Nedbank SPVs and the Mutual & Federal SPVs have entered into detailed binding memoranda of understanding, and will enter into binding subscription agreements, containing similar terms relating to termination.

ASSOCIATED AGREEMENTS

Trust Deeds

Each SPV will enter into a Trust Deed with the Company, the Security Trustee, the Shares Trustee and the Third Party Bank. Pursuant to the terms of these Trust Deeds two separate and distinct trusts will be created; one over the New Shares in favour of the Shares Trustee; and the other over the Account (as defined below) in favour of the Security Trustee.

Each SPV has entered into a loan agreement with the Third Party Bank (the "**Third Party Bank Loan Agreement**") in order for each SPV to borrow sufficient funds to pay the Initial Consideration. As security for amounts outstanding under the Third Party Bank Loan Agreement, the SPV has granted a first ranking charge (the "**Third Party Bank Charge**") in favour of the Third Party Bank over its beneficial interest in the New Shares. This will be discharged upon repayment of all amounts outstanding under the Third Party Bank Loan Agreement together with payment of all interest accrued thereon.

(a) The Account

Each SPV will open a Rand account in its own name with the Third Party Bank (the "**Account**") and will also enter into a charge over deposit with the Security Trustee (the "**Charge over Deposit**"). The Charge over Deposit will create a first fixed charge in favour of the Security Trustee and will charge all sums from time to time standing to the credit of the Account, and all entitlement to interest and other rights from time to time accruing to or arising in connection with such sums. The Security Trustee will hold the benefit of the Charge over Deposit and all rights in relation to the Charge over Deposit as security trustee for the Company, the Third Party Bank and the SPV. No amounts may be withdrawn from the Account while the Charge over Deposit remains in force except at the direction of the Security Trustee who shall give such direction only in a manner consistent with the provisions of the Trust Deed and the Charge over Deposit.

All dividends, cash distributions and other cash amounts received by the Security Trustee in respect of the New Shares and all net proceeds of sale received as a result of the sale of the New Shares or any of them, will be paid into the Account, unless otherwise directed by the Company and the SPV (and the Third Party Bank, if any amount is still outstanding under the Third Party Bank Loan Agreement) jointly.

The Third Party Bank will notify the Security Trustee of any sum which is paid into the Account. Following the receipt of such notice, the Security Trustee shall withdraw all amounts from the Account less all amounts outstanding under R500,000 and will apply such amounts:

(i) first, in payment or satisfaction of Third Party Bank Loan Agreement and costs, expenses and interest thereon;

(ii) secondly, in payment or satisfaction of all amounts owing to the Company pursuant to the Subscription Agreement and the Cash Undertaking; and

(iii) thirdly, in payment of the balance (if any) to the SPV.

The SPV and the Company (and, unless the Security Trustee shall have received notice from the Third Party Bank that the Third Party Bank charge has been discharged in full, the Third Party Bank) may also require the Security Trustee to withdraw amounts standing to the credit of the Account and pay such amounts to any person as they may jointly specify to the Security Trustee in writing.

If the SPV fails to pay any amounts due, owing or payable or expressed to be due, owing or payable to the Third Party Bank under the terms of the Third Party Bank Loan Agreement or, as the case may be, to the Company pursuant to the Cash Undertaking or the Subscription Agreement, the security constituted by the Charge over Deposit shall become enforceable. The Security Trustee shall only seek to enforce such security upon receipt of written instructions from the Company (and, if the Security Trustee shall not have received notice from the Third Party Bank, that the Third Party Bank Charge has been discharged, the Third Party Bank) to do so. On the enforcement of the Charge over Deposit all sums standing to the credit of the Account shall be applied:

(i) first, in payment or satisfaction of all amounts outstanding under the Third Party Bank Loan Agreement and costs, expenses and interest thereon;

(ii) secondly, in payment or satisfaction of all amounts owing to the Company pursuant to the Subscription Agreement and the Cash Undertaking; and

(iii) thirdly, in payment of the balance (if any) to the SPV.

If the Third Party Bank has informed the Security Trustee that the Third Party Bank Charge has been discharged, the Security Trustee shall be entitled to assume that no amounts remain outstanding under the Third Party Bank Loan Agreement. Once all amounts due to the Company under the Subscription Agreement and the Cash Undertaking have been paid, the Company and the SPV shall jointly inform the Security Trustee that the Charge over Deposit has been discharged. Following receipt of such notice the Security Trustee shall be entitled to assume that no amounts remain outstanding under the Subscription Agreement and the Cash Undertaking.

If the SPV requests the Security Trustee to release the Deposit from the Charge over Deposit following any payment or discharge made or security or guarantee given in relation to any amounts due or expressed to be due to the Third Party Bank under the Third Party Bank Loan Agreement or to Old Mutual in connection with the Cash Undertaking or the Subscription Agreement, the Security Trustee shall, if instructed by Old Mutual and/or the Third Party Bank, not release the charge until after the expiration of a period of one month within which such payment or discharge made or security or guarantee given can be avoided, reduced or invalidated.

(b) The New Shares

The Shares Trustee shall hold the New Shares upon a bare trust for the relevant SPV, who will own the New Shares beneficially. The Shares Trustee shall not transfer, deal with, encumber, charge or otherwise dispose of any of the New Shares except in accordance with the Trust Deed or the Third Party Bank Charge.

The Shares Trustee will not sell any of the New Shares unless it has been instructed in writing by the Third Party Bank, the Company or, as the case may be, the SPVs in accordance with the terms of the Trust Deed to sell such of the New Shares held by it. Where any or all of the New Shares are sold by the Shares Trustee, the Shares Trustee is required to pay into the Account any proceeds of sale it receives on the sale of such New Shares.

The Shares Trustee can be required to sell any or all of the New Shares prior to 1 January 2015 by written notice from the SPV and the Company (and, unless the Shares Trustee has received notice from the Third Party Bank that the Third Party Bank Charge has been discharged in full, the Third Party Bank). The Shares Trustee can also be required to sell the New Shares in circumstances where the Third Party Bank Charge has become enforceable, when certain financial covenants under the Third Party Bank Loan Agreement are breached, upon the occurrence of certain termination events specified in the Subscription Agreement and by the SPV or the Company in order to realise sufficient moneys to meet the sums due to the Company under the relevant Subscription Agreement and Cash Undertaking. The proceeds of sale are to be paid into the Account and fall to be dealt with in accordance with the arrangements described above. In the meantime, the moneys remain subject to the Charge Over Deposit. In the event that the Shares Trustee is required to sell any or all of the New Shares, it shall do so in such manner, at such time or times, and through such intermediaries as the relevant party or parties (as the case may be) giving the notice to sell shall specify in writing to the Shares Trustee. To the extent required, this will take into account the matters referred to in the consent issued by the South African Reserve Bank, as described in Section 6 of the Chairman's letter.

The New Shares will be held in certificated form but if certain financial covenants set out in the Third Party Bank Loan Agreement are breached, the Third Party Bank shall have the option to request that the Share Trustee does all that is reasonable practicable and within its control to dematerialise the New Shares held by it and hold them through CREST.

(c) Costs of the Security Trustee and the Shares Trustee

The Company will pay to the Security Trustee and the Shares Trustee all of their fees, costs, charges and expenses and VAT (if applicable) together with any additional remuneration as shall be agreed if either the Security Trustee or the Shares Trustee undertakes work of an exceptional nature. Furthermore, the Company will indemnify both the Security Trustee and the Shares Trustee (but only, in the case of the Shares Trustee, to the extent that it is able to do so out of distributable reserves) from time to time in respect of all liabilities and expenses properly incurred by it or any liability properly incurred by any person appointed by it and against all liabilities, actions, proceedings, costs, claims and demands in respect of any matter or thing properly done or omitted in relation to the Trust Deed and the Charge over Deposit (but shall not be liable in respect of any tax to be paid by either the Security Trustee or the Shares Trustee).

Performance Agreements

Under the Old Mutual plc Proposal, separate Performance Agreements have been put in place between the WIPHOLD Holding Company and OMLACSA and between the BRIMSTONE Holding Company and OMLACSA.

Pursuant to the Performance Agreements, the Black Business Partners, through the Holding Companies, will provide various forms of strategic and business support in order to contribute to the overall success of the OMSA Group. The support to be provided will include contributions in the following fields: participation in governance structures; corporate and stakeholder relations; the retention and procurement of existing and new clients and the implementation of the requirements of the FSC.

These support services will be provided in consideration of an arm's length performance fee which will be paid by OMLACSA, on its own behalf and also on behalf of other members of the OMSA Group, to the Holding Companies on an annual basis. The amount of the fee to be paid to the Holding Companies will be determined by the board of OMLACSA and the relevant Holding Company and will be based on the level of the performance achieved by the Black Business Partners, in accordance with certain performance criteria, which the parties will cooperate to determine each year. If the Black Business Partners fail to meet any of the performance criteria, no fee will be payable to them, whilst a sliding scale will ensure that a larger fee will be payable as the Black Business Partners' performance improves in line with the performance criteria. Representations from the Holding Companies and the OMLACSA management will be taken into account by the OMLACSA board when determining the level of the annual fee, which will range between nil and R18.25 million for each Black Business Partner.

A portion of the fee paid to the Holding Companies will be used to cover the working capital requirements of the Black Business Partners. The remainder of the fee, after settling any applicable tax, will be used by the Holding Companies to capitalise the relevant SPV and such capital received by the SPV will be used to settle (in part) the obligation to the Company under the Cash Undertaking.

It is intended that on an annual basis the Black Business Partners will meet with OMLACSA, in order to detail the specific tasks to be performed in the following twelve month period. The Black Business Partners have agreed the first set of performance criteria with the OMSA Group which will benchmark future performance criteria in terms of the type and the amount of work required and which will apply to the eighteen month period from 1 July 2005. The progress of the Black Business Partners will be reviewed formally twice a year.

Performance agreements with substantially similar structures have been entered into by Nedbank and Mutual & Federal in relation to the Nedbank Proposal and the Mutual & Federal Proposal. In the case of Nedbank, the fee paid to the Black Business Partners will collectively vary from between nil and R25 million, and in the case of Mutual & Federal, the Black Business Partners collectively will receive between nil and R10 million. The Black Business Partners will use the balance of these fees, after retention for working capital requirements, to purchase Nedbank and Mutual & Federal shares.

Services Agreement

Following the implementation of the Proposals, the Company may enter into a services agreement with the SPVs, whereby the Company would undertake to provide certain services to the SPVs in relation to company secretarial and compliance functions, and to pay all of the SPVs' costs in relation to these functions. The services would be provided to the SPVs by the Company for no additional consideration.

Dividend Access Arrangements

A Dividend Access Trust arrangement is currently in place which provides that shareholders in the Company who are registered on its Malawi, Namibian, South African or Zimbabwean share registers receive dividend payments from Dividend Access Trusts established in those countries. The entitlement of such shareholders to dividends paid by the Company is reduced by the amount of the dividend paid via the Dividend Access Trusts which are themselves funded by dividends from locally based subsidiaries of the Company. Shareholders who are not registered on the Malawi, Namibian, South African or Zimbabwe share registers are paid dividends by the Company in the usual way and not through the Dividend Access Trust arrangements.

The Dividend Access Trust arrangements involve trusts established pursuant to a trust deed in each of Malawi, Namibia, South Africa or Zimbabwe. Each trust holds a preference share in one or more Group subsidiaries in the relevant country. The objective of the arrangement is that the relevant subsidiary will aim to distribute sufficient dividends on that preference share for all the shareholders registered on the relevant share register in Malawi, Namibia, South Africa or Zimbabwe (as the case may be) so as to match in local currency the amount which the Company declares as a dividend on its ordinary shares. The relevant trust is then responsible for the distribution of the amount of such dividend. To the extent that the dividend from the relevant Old Mutual subsidiary to the relevant Dividend Access Trust is insufficient to fund an amount equal to the declared dividend on the relevant Shares, the Company remains responsible for paying the balance. To the extent to which shareholders of the Company receive dividends in respect of their shareholdings through the Dividend Access Trust arrangements, their entitlement to receive dividends from the Company will be reduced by the same amount.

As part of the Old Mutual plc Proposal, the Shares Trustee will participate in the Old Mutual (South Africa) Dividend Access Trust, so that it will receive dividends in Rand on behalf of the SPVs. This arrangement requires the amendment of the trust deed of the Old Mutual (South Africa) Dividend Access Trust, and consent to this amendment has been given by the trustees of the Old Mutual (South Africa) Dividend Access Trust, the Board of the Company, the South African regulatory authorities and the South African Reserve Bank.

MANAGEMENT AND STAFF PARTICIPATION SCHEMES

A. OLD MUTUAL EMPLOYEE SHARE SCHEMES

1. INTRODUCTION

This Part sets out the details regarding the Old Mutual Employee Share Schemes to be adopted by the Company as part of the overall BEE Proposals. The Company recognises that employees are a critical component of the Old Mutual Group's overall transformation strategy. One of the overall principles of the Proposals is that black management and staff should be key participants in the Proposals, thereby recognising the contribution of those who are already working in the development of the business.

2. PROPOSED STRUCTURE

Two Old Mutual Employee Share Trusts will subscribe for New Shares, being:

(i) the OMSA Broad-Based Employee Share Trust (the "**BB Trust**"), which will subscribe for New Shares (the "**Shares**") representing a 0.77% interest in the enlarged issued share capital of the Company for a total consideration of R468 million, funded by means of grants, primarily from OMLACSA. These Shares will be held for the purposes of satisfying rights granted under the OMSA Broad-Based Scheme and the OMSA Senior Black Management Scheme. In respect of any Shares which have been awarded to an employee, the trustees of the BB Trust (the "**BB Trustees**") must, during the period whilst they hold the Shares, exercise the voting rights as directed by the employee and pay over any dividends received on those Shares. In the absence of such a direction, or where the Shares have not been awarded to an employee but are held for the purposes of the BB Trust, the BB Trustees may exercise the voting rights at their discretion; and

(ii) the OMSA Management Incentive Trust (the "**MI Trust**"), which will subscribe for New Shares (the "**Shares**") representing a 2.05% interest in the enlarged issued share capital of the Company for a total consideration of R1,251 million. This 2.05% interest represents the total annual share grant allocations likely to be made to black participants under the OMSA Management Scheme in the normal course of business to 2014 (the last year by which the FSC's targets must be met). The subscription will be funded by means of interest free loans and/or grants provided from various employer companies within the OMSA Group. In respect of any Shares which have been awarded to an employee, the trustees of the MI Trust (the "**MI Trustees**") must, during the period whilst those Shares are held by them, exercise the voting rights as directed by the employee and pay over to the employee all dividends received on those Shares. In the absence of such a direction, or where the Shares have not been awarded to an employee but are held for the purposes of satisfying rights that have not been exercised, the MI Trustees may exercise the voting rights at their discretion.

Those Ordinary Shares which match the annual share grant allocations to white participants in the OMSA Management Scheme may be purchased by the existing OMSA Share Trust at the time that the annual share grant allocations are made.

J H Sutcliffe, a director of the Company, will be a trustee of both the BB Trust and the MI Trust. Further independent trustees will be appointed to act as BB Trustees and MI Trustees following the implementation of the Old Mutual plc Proposal.

3. PROPOSED EMPLOYEE SHARE SCHEMES

The following schemes are proposed to enable primarily black management and staff of the OMSA Group to participate in the ownership of shares in the Company:

- the OMSA Broad-Based Scheme;
- the OMSA Senior Black Management Scheme; and
- the OMSA Management Scheme.

Each of these schemes is subject to new governing rules to govern the Old Mutual Employee Share Schemes, being the Old Mutual plc Group Black Economic Empowerment Share Scheme Governing Rules (the "**Governing Rules**").

Under the Governing Rules, the maximum number of Shares which may be issued or over which options to subscribe may be granted when added to the number of Ordinary Shares issued or placed under option for subscription:

(i) in the preceding ten years under the Company's Group Share Incentive Scheme, the Old Mutual Employee Share Schemes and any other employees' share scheme shall not exceed 10% of the Company's issued ordinary share capital; and

(ii) in the preceding ten years under the Company's Annual Incentive Plan, the Company's Share Option Plan, the OMSA Management Scheme, the OMSA Senior Black Management Scheme and any other discretionary employees' share scheme shall not exceed 6% of the Company's issued ordinary share capital.

In addition, any amendment to the rules of the Old Mutual Employee Share Schemes which is to the advantage of employees or participants and relates to any of the following:

- the definition of eligible employee;
- the limits on the number of Shares which may be issued;
- the maximum entitlement; or
- the basis for determining an eligible employee's entitlement, the terms of Shares, cash or other benefits to be provided and the basis for any adjustment thereof (if any) in the event of a capitalisation issue, rights issue or open offer, sub-division or consolidation of shares or reduction of capital or any other variation of capital;

will not be effective unless:

- it receives prior approval by ordinary resolution of the Company at a general meeting; or
- it is a minor administrative amendment which the board of directors of the Company considers necessary; or
- the board of directors of the Company considers it necessary to take account of or benefit from a change in legislation or to obtain or maintain favourable tax, exchange control or regulatory treatment for employees, participants in the Company's employees' share schemes or any subsidiary.

A-1. SUMMARY OF THE OMSA BROAD-BASED SCHEME

1. INTRODUCTION

The OMSA Broad-Based Scheme is intended to reward all permanent (black or white) staff of the OMSA Group, who do not participate, and have not participated, in any other share scheme of the Company, with a grant of shares in the Company. It is expected that at least those shares which are granted to black members of staff under this scheme will count for FSC purposes at the time the transaction is concluded. The terms and conditions of the OMSA Broad-Based Scheme have been designed to comply with recent South African tax legislation governing "broad-based employee share plans", which enables the OMSA Group to get a tax deduction for the cost of the scheme.

2. ADMINISTRATION

The OMSA Broad-Based Scheme will be administered by the board of directors of the Company or a duly authorised committee of at least three directors of the Company (the "**OM Board**").

3. ELIGIBILITY

Participants will be limited to permanent employees (including executive directors) of the participating companies on such date as the OM Board may determine excluding any employee who has participated, or is participating, in any of the Company's other employee share plans including the OMSA Senior Black Management Scheme and the OMSA Management Scheme.

The participating companies are OMSA and such of the subsidiaries of the Company and OMSA as are chosen by the OM Board. Nedbank and its subsidiaries and Mutual & Federal and its subsidiaries may not be chosen as participating companies.

4. AWARDS

An award ("**Award**") of Shares ("**Award Shares**") under the OMSA Broad-Based Scheme will confer the beneficial interest in the Award Shares upon the participant who will be entitled to any dividends paid on the Award Shares and, through the BB Trustees, will be entitled to exercise the voting rights attributable to those Award Shares.

Awards will be personal to the participant and may not be transferred. An Award may (but need not) be granted on terms that the participant must pay an amount equal to the nominal value of the Award Shares.

Benefits under the OMSA Broad-Based Scheme will not be pensionable.

5. TIMING OF AWARDS

Unless the OM Board decides otherwise the OMSA Broad-Based Scheme will be operated on one occasion only. Awards will be made after implementation of the OMSA Broad-Based Scheme, or after any closed period (as set out in the Model Code of the UKLA) which may prevent the Award from being made.

6. INDIVIDUAL LIMIT

Each eligible employee will be offered an Award of 502 Shares, which has a market value of approximately R7,500. For this purpose, the market value of a Share was determined to be R14.95 based on the volume weighted average price at which the Ordinary Shares traded on the LSE during the period of 10 days up to and including the 15 April 2005 less the dividend per share payable in respect of the 2004 financial year and converted into Rand.

7. RELEASE OF AWARD SHARES

A participant's Award Shares will be released to him (or his executor) on the occurrence of the earliest of the following events:

(i) the fifth anniversary of the date of the Award;

(ii) the participant becoming entitled to an award of Shares or an option under any other share incentive scheme of the Company; and

(iii) the death of the participant.

Prior to the Award Shares being released to the participant, the Award Shares will be registered in the names of the BB Trustees and a participant may not sell, transfer or charge the Award Shares.

8. CHANGE OF CONTROL, SCHEME OF ARRANGEMENT OR VOLUNTARY WINDING UP

In the event of any person acquiring control of the Company, a scheme of arrangement under section 425 of the UK Companies Act 1985 being sanctioned or a proposal for the voluntary winding up of the Company being accepted, a participant's Award Shares will be released to him.

9. LISTING

Application will be made for admission to the Official List of the Shares issued to the BB Trustees and for permission to trade in those Shares. The Shares will rank equally in all respects with existing Ordinary Shares except for rights attaching to Shares by reference to a record date prior to the date of allotment.

10. RIGHTS ISSUE AND VARIATION OF CAPITAL

Subject to the approval of the South African Reserve Bank, a participant will be able to participate, through the BB Trustees, in a rights issue in the same way as any other holder of Ordinary Shares in South Africa. Any Ordinary Shares acquired in the rights issue, and any Ordinary Shares issued in respect of Award Shares by way of a capitalisation, will form part of the Award Shares and be retained by the BB Trustees until release. In the event of any other variation in the share capital of the Company, Awards will be adjusted to reflect the variation.

11. AMENDMENTS

Subject to the Governing Rules, the OM Board may make such amendments to the OMSA Broad-Based Scheme as it deems appropriate.

12. TERMINATION

The OM Board shall terminate the OMSA Broad-Based Scheme on the tenth anniversary of the date on which the Shares are admitted to listing on the LSE and may terminate the OMSA Broad-Based Scheme at any time before that date.

Note: *This summary notes the main features of the OMSA Broad-Based Scheme but does not form part of its rules and should not be taken as affecting the* interpretation of the detailed terms and conditions constituting the rules. A copy of the draft rules will be available for inspection at the registered office of the *Company during usual business hours on weekdays (Saturdays and public holidays excepted) up to the date of the Extraordinary General Meeting and at the place* of the Extraordinary General Meeting from at least 15 minutes prior to the meeting until the conclusion of the meeting itself. The Board reserves its right up to the *time of the meeting to make such amendments and additions as it considers necessary, provided that such amendments do not conflict in any material respect* with the summary above.

A-2. SUMMARY OF THE OMSA SENIOR BLACK MANAGEMENT SCHEME

1. INTRODUCTION

The OMSA Senior Black Management Scheme will assist the OMSA Group to attract and retain senior black management for the business. This is increasingly important in light of the increased competition for talented and experienced black management following the introduction of the FSC. Participation in the OMSA Senior Black Management Scheme is in addition to the normal annual allocations to be made in terms of the OMSA Management Scheme to the senior black management of the OMSA Group and all allocations are to be approved by the remuneration committees of OMSA and the Company.

2. ADMINISTRATION

The OMSA Senior Black Management Scheme will be administered by the OM Board (except that, in relation to participation in the OMSA Senior Black Management Scheme by a member of the OM Board, the administration will be carried out by a committee of the OM Board of which all of whose members must be non-executive directors).

3. ELIGIBILITY

Participants will be limited to executive, senior or middle management black permanent employees of the participating companies recommended to the OM Board for participation.

The participating companies are OMSA and such of the subsidiaries of the Company and OMSA as are chosen by the OM Board. Nedbank and its subsidiaries and Mutual & Federal and its subsidiaries may not be chosen as participating companies.

4. AWARDS AND OPTIONS

An award ("**Award**") of Shares ("**Award Shares**") under the OMSA Senior Black Management Scheme will confer the beneficial interest in the Award Shares upon the participant who will be entitled to any dividends paid on the Award Shares and, through the BB Trustees, will be entitled to exercise the voting rights attributable to those Award Shares. The terms and conditions of the Award of Shares to each participant offered need not be the same in each case.

As an alternative, or in addition, to an Award of Shares, an eligible employee may be offered an option by the BB Trustees to acquire Shares (an "**Option**") at a price equal to their market value. For this purpose, the market value of a Share will be (for so long as the Shares are listed on the JSE) the middle market price of the Shares traded on the JSE on the business day preceding the date on which the option offer is made (the "**Option Offer Date**").

The exercise of an Option will not be subject to any corporate performance criteria.

Awards and Options will be personal to the participant and may not be transferred, except in the case of an Option, with the consent of the OM Board. No payment will be required for the grant of an Award or an Option.

Benefits under the OMSA Senior Black Management Scheme will not be pensionable.

5. TIMING OF AWARDS AND OPTIONS

Awards and Options may normally only be made in the period of six weeks following the date on which the Company announces its results for any period or issues any prospectus, listing particulars or other document containing equivalent information relating to the Shares or after any "closed period" (as set out in the Model Code of the UKLA) where the "closed period" prevented the Awards and Options from being made. It is intended that each eligible employee will only receive one Award and/or Option but provision is made for additional Awards and/or Options on promotion.

6. INDIVIDUAL LIMIT

There is a maximum individual limit for the number of Shares in respect of which a participant may be granted Awards and/or Options, being Shares with a market value not exceeding five times the annual pensionable earnings of the relevant participant.

7. RELEASE OF AWARD SHARES

The Award Shares will be registered in the names of the BB Trustees for a period of (in normal circumstances) at least four years and will then be released in stages to the participant with one-third being released on each of the fourth, fifth and sixth anniversaries of the Award date.

8. EXERCISE OF OPTIONS

An Option may be exercised in respect of one-third of the Shares on each of the fourth, fifth and sixth anniversaries of the Option Offer Date or on such later dates as the OM Board may have specified in the offer of the Option. The Option will remain exercisable until the seventh anniversary of grant.

Once the Option has been exercised, the eligible employee must pay the acquisition price of the Shares within ten business days. Upon payment of the acquisition price, the participant will become the beneficial owner of the Shares concerned and be entitled to require the BB Trustees to transfer the relevant Shares to him or her. Following the exercise of the Option, the eligible employee will be entitled to receive all dividends which are declared and distributed.

9. TERMINATION OF EMPLOYMENT

If a participant ceases to be employed by the Company or any of the participating companies, he will forfeit his Award Shares and his Options will lapse unless his employment ends for an accepted cause. If it does end for an accepted cause, then all of his Award Shares will be released to him and his Options may be exercised, normally, within 12 months after his employment ends.

An accepted cause includes retirement; early retirement due to ill-health, injury or with the agreement of the employer company; retirement after contractual retirement date; retrenchment; death; transfer of business to a third party in which the employee is employed; the company which employed the employee ceases to be one of the participating companies or any other reason at the discretion of the OM Board.

10. CHANGE OF CONTROL, SCHEME OF ARRANGEMENT OR VOLUNTARY WINDING-UP

In the event of any person acquiring control of the Company, a scheme of arrangement under section 425 of the UK Companies Act 1985 being sanctioned or a proposal for the voluntary winding up of the Company being accepted, a participant's Award Shares will be released to him and he may exercise his Options. In the event of a change of control, a compromise or a scheme of arrangement the participant may, by agreement with the acquiring company, release his or her Options in consideration for the grant of a new option over shares in a different company.

11. LISTING

Application will be made for admission to the Official List of the Shares issued to the BB Trustees and for permission to trade in those Shares. The Shares will rank equally in all respects with existing Ordinary Shares except for rights attaching to Shares by reference to a record date prior to the date of allotment.

12. RIGHTS ISSUE AND VARIATION OF CAPITAL

Subject to the approval of the South African Reserve Bank, a participant holding an Award will be able to participate through the BB Trustees, in a rights issue in the same way as any other holder of Ordinary Shares in South Africa. Any Ordinary Shares acquired in the rights issue, and any Ordinary Shares issued in respect of Award Shares by way of a capitalisation, will form part of the Award Shares and be retained by the BB Trustees until release. In the event of any other variation in the share capital of the Company, Awards will be adjusted to reflect the variation. In addition, upon the occurrence of any variation of capital. Options may be adjusted by the BB Trustees in such a way as the auditors appointed by the OM Board certify as being fair and reasonable.

13. AMENDMENTS

Subject to the Governing Rules, the OM Board may make such amendments to the OMSA Senior Black Management Scheme as it deems appropriate.

14. TERMINATION

The OM Board shall terminate the OMSA Senior Black Management Scheme on the tenth anniversary of the date on which the Shares are admitted to listing on the LSE and may terminate the OMSA Senior Black Management Scheme at any time before that date.

Note: This summary notes the main features of the OMSA Senior Black Management Scheme but does not form part of its rules and should not be taken as affecting the interpretation of the detailed terms and conditions constituting the rules. A copy of the draft rules will be available for inspection at the registered office of the Company during usual business hours on weekdays (Saturdays and public holidays excepted) up to the date of the Extraordinary General Meeting and at the place of the Extraordinary General Meeting from at least 15 minutes prior to the meeting until the conclusion of the meeting itself. The Board reserves its right up to the time of the meeting to make such amendments and additions as it considers necessary, provided that such amendments do not conflict in any material respect with the summary above.

A-3. SUMMARY OF THE OMSA MANAGEMENT SCHEME

1. INTRODUCTION

The OMSA Management Scheme will form part of the remuneration strategy of the OMSA Group and is intended to attract, reward and retain senior and middle management of the OMSA Group. The inclusion of annual allocations as part of the wider BEE transaction will emphasise the unequivocal commitment by Old Mutual to transform its business.

2. ADMINISTRATION

The OMSA Management Scheme will be administered by the OM Board (except that, in relation to the participation in the OMSA Management Scheme by a member of the OM Board, the administration will be carried out by a committee of the OM Board, of which all of whose members must be non-executive directors).

3. ELIGIBILITY

Participants will be limited to any executive, senior or middle management employee of the participating companies recommended to the OM Board for participation. It excludes any employee who is within three years of the date on which he or she is bound to retire in accordance with his or her contract of employment.

The participating companies are OMSA, Old Mutual Holdings (Namibia) (Proprietary) Limited ("**OMHNP**") and such of the subsidiaries of the Company, OMSA and OMHNP as are chosen by the Board. Nedbank and its subsidiaries and Mutual & Federal and its subsidiaries may not be chosen as participating companies.

4. AWARDS AND OPTIONS

An award ("**Award**") of Shares ("**Award Shares**") under the OMSA Management Scheme will confer the beneficial interest in the Award Shares upon the participant who will be entitled to any dividends paid on the Award Shares and, through the MI Trustees, will be entitled to exercise the voting rights attributable to those Award Shares.

At the same time at which an eligible employee is made an Award, he will, if the OM Board instruct the MI Trustees, be offered an option by the MI Trustees to acquire Shares (an "**Option**") at a price equal to their market value. For this purpose, the market value of the Share will be (for so long as the Shares are listed on the LSE) the middle market price of the Shares traded on the LSE on the business day preceding the date on which the option offer is made, converted into Rand (the "**Option Offer Date**").

The OM Board may, in addition, specify that the exercise of an Option will be subject to compliance with performance criteria determined by the OM Board and which shall be measured over a continuous period of at least three years not commencing before the first day of the last completed financial year of the Company immediately preceding the Option Offer Date and will be of such a nature as to promote the sustained financial growth of the Company.

Awards and Options will be personal to the participant and may not be transferred except, in the case of an Option, with the consent of the OM Board. No payment will be required for the grant of an Award or an Option.

Benefits under the OMSA Management Scheme will not be pensionable.

5. INDIVIDUAL LIMIT

There is a maximum individual limit for the number of Shares which may be annually awarded to each participant, being Shares with a market value equal to 3.5 times the annual pensionable earnings of the relevant participant. In addition, a further maximum of 3.5 times the annual pensionable earnings of management joining the OMSA Group may be awarded on joining.

6. TIMING OF AWARDS AND OPTIONS

Awards and Options may normally only be made in the period of six weeks following the date on which the Company announces its results for any period or issues any prospectus, listing particulars or other document containing equivalent information relating to the Shares or after any "closed period" (as set out in the Model Code of the UKLA) where the "closed period" prevented the Awards and Options from being made.

7. RELEASE OF AWARD SHARES

The Award Shares will be registered in the names of the MI Trustees for a period of three years (as determined by the OM Board) following the grant of an Award and will then be released to the participant.

8. EXERCISE OF OPTIONS

Subject to the relevant performance criteria (if any) having been met (and if it is not met, the Option will lapse), an Option may be exercised between the third anniversary of the Option Offer Date (unless the OM Board specified a later date) and the date specified in the Option offer document, but it cannot be exercised later than the tenth anniversary of that date.

Once the Option has been exercised, the eligible employee must pay the acquisition price of the Shares within ten business days. Upon payment of the acquisition price, the participant will become the beneficial owner of the Shares concerned and be entitled to require the MI Trustees to transfer the relevant Shares to him or her. Following the exercise of the Option, the eligible employee will be entitled to receive all dividends which are declared and distributed.

9. TERMINATION OF EMPLOYMENT

If a participant ceases to be employed by the Company or any of the participating companies, he will forfeit his Award Shares and his Options will lapse unless his employment ends for an accepted cause. If it does end for an accepted cause, then all of his Award Shares will be released to him and his Options may be exercised, normally, within 12 months after his employment ends.

An accepted cause includes retirement; early retirement due to ill-health, injury or with the agreement of the employer company; retirement after contractual retirement date; retrenchment; death; transfer of business to a third party in which the employee is employed; the company which employed the employee ceases to be one of the participating companies or any other reason at the discretion of the OM Board.

10. CHANGE OF CONTROL, SCHEME OF ARRANGEMENT OR VOLUNTARY WINDING UP

In the event of any person acquiring control of the Company, a scheme of arrangement under section 425 of the UK Companies Act 1985 being sanctioned or a proposal for the voluntary winding up of the Company being accepted, a participant's Award Shares will be released to him and he may exercise his Options. In the event of a change of control, a compromise or scheme of arrangement the participant may, by agreement with the acquiring company and within the appropriate period, release his or her Options in consideration for the grant of a new option over shares in a different company.

11. LISTING

Application will be made for admission to the Official List of the Shares issued to the MI Trustees and for permission to trade in those Shares. The Shares will rank equally in all respects with existing Ordinary Shares except for rights attaching to Shares by reference to a record date prior to the date of allotment.

12. RIGHTS ISSUE AND VARIATION OF CAPITAL

Subject to the approval of the South African Reserve Bank, a participant holding an Award will be able to participate through the MI Trustees, in a rights issue in the same way as any other holder of Ordinary Shares in South Africa. Any Ordinary Shares acquired in the rights issue, and any Ordinary Shares issued in respect of Award Shares by way of a capitalisation, will form part of the Award Shares and be retained by the MI Trustees until release. In the event of any other variation in the share capital of the Company, Awards will be adjusted to reflect the variation. In addition, upon the occurrence of a variation of capital, Options may be adjusted by the MI Trustees in such a way that the auditors appointed by the OM Board certify as being fair and reasonable.

13. AMENDMENTS

Subject to the Governing Rules, the OM Board may make such amendments to the OMSA Management Scheme as it deems appropriate.

14. TERMINATION

The OM Board shall terminate the OMSA Management Scheme on the tenth anniversary of the date on which the Shares are admitted to listing on the LSE and may terminate the OMSA Management Scheme at any time before that date.

Note: This summary notes the main features of the OMSA Management Scheme but does not form part of its rules and should not be taken as affecting the interpretation of the detailed terms and conditions constituting the rules. A copy of the draft rules will be available for inspection at the registered office of the Company during usual business hours on weekdays (Saturdays and public holidays excepted) up to the date of the Extraordinary General Meeting and at the place of the Extraordinary General Meeting from at least 15 minutes prior to the meeting until the conclusion of the meeting itself. The Board reserves its right up to the time of the meeting to make such amendments and additions as it considers necessary, provided that such amendments do not conflict in any material respect with the summary above.

B. NEDBANK STAFF AND MANAGEMENT SCHEMES

1. INTRODUCTION

Independent trusts will be established for each of the Nedbank Staff and Management Schemes described. Trustees of each of the trusts will be black individuals whose responsibilities will include the administration of each of the trusts in accordance with their rules.

Any amendment to the rules of the Nedbank Staff and Management Schemes which is to the advantage of employees or participants and relates to any of the following:

- the definition of eligible employee;
- the limits on the number of Nedbank shares which may be issued;
- the maximum entitlement; or
- the basis for determining an eligible employee's entitlement, the terms of Nedbank Shares, cash or other benefits to be provided and the basis for any adjustment thereof (if any) in the event of a capitalisation issue, rights issue or open offer, sub-division or consolidation of shares or reduction of capital or any other variation of capital;

will not be effective unless:

- it receives prior approval by ordinary resolution of Nedbank at a general meeting; or
- it is a minor administrative amendment which the board of directors of Nedbank considers necessary; or
- the board of directors of Nedbank considers it necessary to take account of or benefit from a change in legislation or to obtain or maintain favourable tax, exchange control or regulatory treatment for employees, participants in Nedbank's employees' share schemes or any subsidiary.

B-1 SUMMARY OF THE NEDBANK BLACK EXECUTIVE SCHEME

1. INTRODUCTION

The Nedbank Black Executive Scheme will assist Nedbank in attracting and retaining senior management and executive level permanently employed black employees. Awards made under the Nedbank Black Executive Scheme will be in addition to any awards participants may receive under the Nedbank Group Long term Incentive Plan(s) or any other Nedbank incentive scheme.

2. BENEFICIARIES

The beneficiaries of the Nedbank Black Executive Trust (the "**Trust**") will be up to 50 individuals selected, from time to time, by the Nedbank remuneration committee from the ranks of senior managerial and executive level black employees within Nedbank.

3. TRUSTEES

The initial trustees will be independent individuals nominated by Nedbank.

After the registration of the Trust all further trustees will be black individuals elected, from time to time by the beneficiaries from their own ranks.

4. FUNDING AND SUBSCRIPTION

Nedbank Limited will extend R156,000,000 to the Trust: R40,000,000 as a grant and R116,000,000 as an interest free loan. The total amount will be applied by the trustees towards the subscription for shares in Nedbank, which will immediately allot and issue that number of shares, as is determined in relation to the prevailing market price, to the Trust for administration in terms of its rules.

5. AWARDS AND BENEFITS

The value of all awards will be determined by the Nedbank remuneration committee in accordance with the criteria referred to in the Introduction and there is no maximum individual limit to the value of any award.

Every award will be made at the commencement of the beneficiary's participation in the Nedbank Black Executive Scheme and will consist partly of Nedbank shares granted free of consideration and partly of options to acquire Nedbank shares.

Options may be exercised and rights to the Nedbank shares the subject of any award will vest as follows:

- one-third on the fourth anniversary of the date of the award;
- one-third on the fifth anniversary of the date of the award; and
- one-third on the sixth anniversary of the date of the award.

All options the subject of an award must be exercised before the seventh anniversary of the date of the award.

Beneficiaries will be liable to pay the purchase price for the Nedbank shares the subject of any option on the exercise date of the option, whereafter ownership of the Nedbank shares the subject of the option so exercised will vest in the beneficiary. On each vesting date the Nedbank shares the subject of an award will be transferred from the Trust into the name of the beneficiary.

A beneficiary will cease to participate in the Nedbank Black Executive Scheme and will forfeit his or her unvested rights under any award if such beneficiary's employment with Nedbank terminates before the date upon which those rights vest, other than in circumstances such as the retirement, retrenchment, redundancy, death, permanent disability or permanent incapacity of the beneficiary.

Benefits under the Nedbank Black Executive Scheme will not be pensionable.

6. DISTRIBUTIONS

All dividends paid or other cash distributions made in respect of the Nedbank shares held by the Trust in respect of which options have been granted or which are not the subject of an award, will be applied towards the repayment of the loan from Nedbank Limited and thereafter towards the payment of the costs and expenses of the administration of the Trust. Non-cash distributions in respect of these shares will be sold by the trustees and the proceeds used for the same purposes.

All dividends or other distributions made in respect of Nedbank shares the subject of an award shall be paid or distributed to the beneficiaries to whom the Nedbank shares were awarded.

7. CONTROL

The beneficiaries shall, in the proportions in which Nedbank shares have been awarded to them, be entitled to direct the manner in which the trustees shall exercise their voting rights for the period that the Trust remains the registered owner of such Nedbank shares.

The trustees will be entitled to vote all the Nedbank shares held in the Trust which are not the subject of any award in such manner as they may determine at their discretion.

8. DURATION

It is intended that the Nedbank Black Executive Scheme shall only remain open for new beneficiaries until the total number of beneficiaries who participate in or who have received awards under the Nedbank Black Executive Scheme reaches 50. All surplus Nedbank shares in the Trust will thereafter be sold and the proceeds applied to settle any outstanding loan to Nedbank Limited or transferred to another new or existing trust established for the benefit of black employees of Nedbank.

9. ADJUSTMENT OF AWARDS

In the event of a rights offer, a consolidation, subdivision, conversion, reduction or any other alteration of the issued share capital of Nedbank which the board of directors of Nedbank believes justifies an adjustment to the awards made under the Nedbank Black Executive Scheme, it shall be entitled to direct that the trustees adjust the number and/or the nominal value of Nedbank shares the subject of the awards and/or those Nedbank shares over which options have been granted.

10. CHANGES IN CONTROL

If Nedbank becomes a subsidiary of any company as a result of a take-over, reconstruction or amalgamation which makes provision for the trustees or the beneficiaries to receive shares in the new company in exchange for the Nedbank shares in the Trust, irrespective of whether they are the subject of an award or not, those Nedbank shares shall be exchanged at the same price and upon the same terms and conditions and in the same proportion as the majority shareholders sell or dispose of their shares in Nedbank. All awards to beneficiaries shall be adjusted by the trustees accordingly.

Note: This summary notes the main features of the Nedbank Black Executive Scheme but does not form part of its rules and should not be taken as affecting the interpretation of the detailed terms and conditions constituting the rules. A copy of the draft rules will be available for inspection at the registered office of the Company during usual business hours on weekdays (Saturdays and public holidays excepted) up to the date of the Extraordinary General Meeting and at the place of the Extraordinary General Meeting from at least 15 minutes prior to the meeting until the conclusion of the meeting itself. The board of directors reserves its right up to the time of the meeting to make such amendments and additions as it considers necessary, provided that such amendments do not conflict in any material respect with the summary above.

B-2 SUMMARY OF THE NEDBANK BLACK MANAGEMENT SCHEME

1. INTRODUCTION

The Nedbank Black Management Scheme will assist Nedbank in attracting and retaining senior and middle level permanently employed black managerial employees as defined in the remuneration bands of the FSC. Awards made under the Nedbank Black Management Scheme will be in addition to any awards participants may receive under the Nedbank Group Long term Incentive Plan(s) or any other Nedbank share incentive scheme.

2. BENEFICIARIES

The beneficiaries of the Nedbank Black Management Trust (the "**Trust**") will be individuals earning more than R278,482 per annum (i.e. the entry level remuneration band for middle management as per the FSC) selected, from time to time, by the Nedbank remuneration committee from the ranks of senior and middle level black managerial employees within all Nedbank companies. It is envisaged that approximately 950 employees will ultimately benefit from the Nedbank Black Management Scheme.

3. TRUSTEES

As with the Nedbank Black Executive Scheme, the initial trustees will be independent individuals nominated by Nedbank and, after the registration of the Trust, all further trustees will be black individuals elected, from time to time, by the beneficiaries from their own ranks.

4. FUNDING AND SUBSCRIPTION

Nedbank Limited will extend R393,000,000 to the Trust; R33,000,000 as a grant and R360 000 000 as an interest free loan. The total amount will be applied by the trustees towards the subscription for shares in Nedbank, which will immediately allot and issue that number of shares, as is determined in relation to the prevailing market price, to the Trust for administration in terms of its rules.

5. AWARDS AND BENEFITS

The value of all awards will be determined, or established in accordance with guidelines set, by the Nedbank remuneration committee in accordance with the criteria referred to in the Introduction. The maximum value of any award, if any, shall be determined by the Nedbank remuneration committee.

Every award will be made at the commencement of the beneficiary's participation in the Nedbank Black Management Scheme and will consist partly of Nedbank shares granted free of consideration and partly of options to acquire Nedbank shares.

Options may be exercised and rights to the Nedbank shares the subject of any award will vest as follows:

- one-third on the fourth anniversary of the date of the award;
- one-third on the fifth anniversary of the date of the award; and
- one-third on the sixth anniversary of the date of the award.

All options the subject of an award must be exercised before the seventh anniversary of the date of the award.

Beneficiaries will be liable to pay the purchase price for the Nedbank shares the subject of any option on the exercise date of the option, whereafter ownership of the Nedbank shares the subject of the option so exercised will vest in the beneficiary. On each vesting date the Nedbank shares the subject of an award will be transferred from the Trust into the name of the beneficiary.

A beneficiary will cease to participate in the Nedbank Black Management Scheme and will forfeit his or her unvested rights under any award if such beneficiary's employment with Nedbank terminates before the date upon which those rights vest, other than in circumstances such as retirement, retrenchment, redundancy,, death, permanent disability or permanent incapacity of the beneficiary.

Benefits under the Nedbank Black Management Scheme will not be pensionable.

6. DISTRIBUTIONS

All dividends paid or other cash distributions made in respect of the Nedbank shares held by the Trust in respect of which options have been granted or which are not the subject of an award, will be applied towards the repayment of the loan from Nedbank Limited and thereafter towards the payment of the costs and expenses of the administration of the Trust. Non-cash distributions in respect of these shares will be sold by the trustees and the proceeds used for the same purposes.

All dividends or other distributions made in respect of Nedbank shares the subject of an award shall be paid or distributed to the beneficiaries to whom the Nedbank shares were awarded.

7. CONTROL

The beneficiaries shall, in the proportions in which Nedbank shares have been awarded to them, be entitled to direct the manner in which the trustees shall exercise their voting rights for the period that the Trust remains the registered owner of such Nedbank shares.

The trustees will be entitled to vote all the Nedbank shares held in the Trust which are not subject of any award, in such manner as they may determine at their discretion.

8. DURATION

It is intended that the Nedbank Black Management Scheme shall only remain open for new beneficiaries until the total number of Nedbank shares in the Trust have been awarded to beneficiaries or until the 10th anniversary of the date upon which the Nedbank Black Management Scheme is established, whichever occurs sooner. All surplus Nedbank shares in the Trust will thereafter be transferred to another new or existing trust established for the benefit of black employees of Nedbank.

9. ADJUSTMENT OF AWARDS

In the event of a rights offer, a consolidation, subdivision, conversion, reduction or any other alteration of the issued share capital of Nedbank which the board of directors of Nedbank believes justifies an adjustment to the awards made under the Nedbank Black Management Scheme, it shall be entitled to direct that the trustees adjust the number and/or the nominal value of the Nedbank shares the subject of the awards and/or those Nedbank shares over which options have been granted.

10. CHANGES IN CONTROL

If Nedbank becomes a subsidiary of any company as a result of a take-over, reconstruction or amalgamation which makes provision for the trustees or the beneficiaries to receive shares in the new company in exchange for the Nedbank shares in the Trust, irrespective of whether they are the subject of an award or not, those Nedbank shares shall be exchanged at the same price and upon the same terms and conditions and in the same proportion as the majority shareholders sell or dispose of their shares in Nedbank. All awards to beneficiaries shall be adjusted by the trustees accordingly.

Note: This summary notes the main features of the Nedbank Black Management Scheme but does not form part of its rules and should not be taken as affecting the interpretation of the detailed terms and conditions constituting the rules. A copy of the draft rules will be available for inspection at the registered office of the Company during usual business hours on weekdays (Saturdays and public holidays excepted) up to the date of the Extraordinary General Meeting and at the place of the Extraordinary General Meeting from at least 15 minutes prior to the meeting until the conclusion of the meeting itself. The board of directors reserves its right up to the time of the meeting to make such amendments and additions as it considers necessary, provided that such amendments do not conflict in any material respect with the summary above.

B-3 SUMMARY OF NEDBANK BROAD-BASED EMPLOYEE SCHEME

1. INTRODUCTION

The Nedbank Broad-Based Employee Scheme is intended as a celebratory grant to all permanently employed employees of Nedbank Limited as at the date of the implementation of the Nedbank Broad-Based Employee Scheme below middle management (as per the remuneration band defined in the FSC), and to create a sense of inclusion within the overall BEE transaction.

2. BENEFICIARIES

The beneficiaries of the Nedbank Broad-Based Employee Trust (the "**Trust**") will be all permanently employed employees of Nedbank Limited, black and white, who are classified as below middle level (as per the remuneration band defined in the FSC), and who do not benefit under any other long term incentive scheme within Nedbank.

3. TRUSTEES

The initial trustees will be independent individuals nominated by Nedbank and, after the registration of the Trust, all further trustees will be black individuals elected, from time to time, by the beneficiaries from their own ranks.

4. FUNDING AND SUBSCRIPTION

Nedbank Limited will grant to the Trust R107,000,000. This amount will be applied by the trustees towards the subscription for shares in Nedbank, which will immediately allot and issue that number of shares, as is determined in relation to the prevailing market price, to the Trust for administration in terms of its rules.

5. AWARDS

On the implementation of the Nedbank Broad-Based Employee Scheme, the trustees will grant to each beneficiary, free of consideration, so many Nedbank shares as equates to R7,500 at a price equal to the 10 day volume weighted average price of the Nedbank shares up to 15 April 2005 (ie immediately prior to the date of the announcement of the transaction.)

All awards made by the Trust will vest in the beneficiaries immediately, provided that as a condition to their acceptance of the benefit under the Nedbank Broad-Based Employee Scheme, all beneficiaries will agree not to trade or otherwise deal with or encumber the Nedbank shares awarded to them in any way for a period of 5 years after the date on which the awards are made. During this 5 year period the Trust will remain the registered owner of the Nedbank shares the subject of awards.

Benefits under the Nedbank Broad-Based Employee Scheme will not be pensionable.

6. DISTRIBUTIONS

All dividends paid or other cash distributions made in respect of the Nedbank shares the subject of awards will accrue to the benefit of the beneficiaries, provided that non cash distributions will be subject to the same 5 year restriction referred to above.

7. CONTROL

The beneficiaries shall, in the proportions in which Nedbank shares have been awarded to them, be entitled to direct the manner in which the trustees shall exercise their voting rights for the period that the Trust remains the registered owner of such Nedbank shares.

The trustees will be entitled to vote all the Nedbank shares held in the Trust which are not the subject of any award, in such manner as they may determine at their discretion.

8. DURATION

It is intended that the Nedbank Broad-Based Employee Scheme will endure until all of the Nedbank shares held by the Trust have been granted to beneficiaries.

Note: *This summary notes the main features of the Nedbank Broad-Based Employee Scheme but does not form part of its rules and should not be taken as affecting* the interpretation of the detailed terms and conditions constituting the rules. A copy of the draft rules will be available for inspection at the registered office of the Company during usual business hours on weekdays (Saturdays and public holidays excepted) up to the date of the Extraordinary General Meeting and at the place of the Extraordinary General Meeting from at least 15 minutes prior to the meeting until the conclusion of the meeting itself. The board of directors reserves its right up to the time of the meeting to make such amendments and additions as it considers necessary, provided that such amendments do not conflict in any material respect with the summary above.

B-4 SUMMARY OF NEDBANK EVERGREEN TRUST

1. INTRODUCTION

The Nedbank Evergreen Trust (the "**Trust**") is intended to assist meeting the financial needs, on a case by case basis or otherwise as determined by the trustees, of qualifying permanently employed black employees of Nedbank Limited.

2. BENEFICIARIES

The beneficiaries of the Trust will be selected from time to time, from the ranks of all permanently employed black employees of Nedbank Limited whose income fall below 50% of the lowest salary band set out in the FSC. At present the scheme will benefit permanently employed black employees that earn a guaranteed package of less than R83,455 per annum.

3. TRUSTEES

The initial trustees will, for the duration of the Nedbank Broad-Based Employee Scheme be the same as those of the Nedbank Broad-Based Employee Trust as well as additional trustees elected from the ranks of the beneficiaries. In the event that additional trustees need to be elected thereafter, they will be elected, from time to time, by the beneficiaries from a list of individuals which is determined by the trustees of the Nedbank Black Executive Trust. After the termination of the Nedbank Black Executive Scheme, the trustees shall be elected from lists of independent black individuals determined by the Nedbank Board from time to time.

4. FUNDING AND SUBSCRIPTION

Nedbank Limited will lend the Trust R69,000,000 at an interest free rate. This amount will be applied by the trustees towards the subscription for shares in Nedbank, which will immediately allot and issue that number of shares, as is determined in relation to the prevailing market price, to the Trust for administration in terms of its rules.

5. AWARDS

The Nedbank shares subscribed for by the Trust will be retained within the Trust and will be not be awarded to beneficiaries.

50% of cash distributions made in respect of the Nedbank shares within the Trust shall be applied towards the repayment of the Nedbank Limited loan with the remaining 50% (and after the Nedbank Limited loan has been repaid, the entire cash distribution) as well as all non cash distributions made in respect of the Nedbank shares being applied to the benefit of beneficiaries on a basis to be determined by the trustees. In this regard a comprehensive analysis will be done on the needs of beneficiaries before any award is made. A combination of benefits might be offered, depending on the lifestyle segmentation of the beneficiaries.

Benefits under the Nedbank Evergreen Trust will not be pensionable.

6, CONTROL

The trustees shall be entitled to vote all the Nedbank shares held in the Trust in such manner as they may determine at their discretion.

7. DURATION

It is intended that the Nedbank Evergreen Trust will endure perpetually.

Note: This summary notes the main features of the Nedbank Evergreen Trust but does not form part of its rules and should not be taken as affecting the interpretation of the detailed terms and conditions constituting the rules. A copy of the draft rules will be available for inspection at the registered office of the Company during usual business hours on weekdays (Saturdays and public holidays excepted) up to the date of the Extraordinary General Meeting and at the place of the Extraordinary General Meeting from at least 15 minutes prior to the meeting until the conclusion of the meeting itself. The board of directors reserves its right up to the time of the meeting to make such amendments and additions as it considers necessary, provided that such amendments do not conflict in any material respect with the summary above.

C. MUTUAL & FEDERAL STAFF AND MANAGEMENT SCHEMES

1. INTRODUCTION

This Part sets out the details regarding the Mutual & Federal Staff and Management Schemes to be adopted by Mutual & Federal as part of the overall BEE Proposals. *Mutual & Federal recognises that employees are a critical component of Mutual & Federal's overall transformation strategy. One of the overall principles* of the Proposals is that black management and staff should be key participants in the Proposals, thereby recognising the contribution of those who are already working in the development of the business.

2. PROPOSED STRUCTURE

Two Mutual & Federal Employee Share Trusts will subscribe for new Mutual & Federal shares, being:

(i) The Mutual & Federal Senior Black Management Trust (the "**SBM Trust**") will subscribe for new shares representing a 1.35% interest in the enlarged issued share capital of Mutual & Federal for a total consideration of R80 million, funded by means of grants from Mutual & Federal. These Mutual & Federal shares will be held for the purposes of satisfying rights granted under the Mutual & Federal Broad-Based Scheme and the Mutual & Federal Senior Black Management Scheme. In respect of any Mutual & Federal shares which have been awarded to an employee, the trustees of the SBM Trust (the "**SBM Trustees**") must, during the period whilst they hold the Mutual & Federal shares, exercise the voting rights as directed by the employee and pay over any dividends received on those Mutual & Federal shares. In the absence of such a direction, or where the Mutual & Federal shares have not been awarded to an employee but are held for the purposes of the SBM Trust, the SBM Trustees may exercise the voting rights at their discretion.

(ii) *The Mutual & Federal Management Incentive Trust (the "**M&FMI Trust**") will subscribe for new shares representing a 4.79% interest in the enlarged issued* share capital of Mutual & Federal for a total consideration of R285 million. This 4.79% interest represents the total annual share grant allocations likely to be made to black participants under the Mutual & Federal Management Scheme in the normal course of business to 2013 (2014 is the last year by which *the FSC's targets must be met). The subscription will be funded by means of interest free loans and/or grants provided by Mutual & Federal. In respect of* any Mutual & Federal shares which have been awarded to an employee, the trustees of the M&FMI Trust (the "**M&FMI Trustees**") must, during the period whilst those Mutual & Federal shares are held by them, exercise the voting rights as directed by the employee and pay over to the employee all dividends received on those Mutual & Federal shares. In the absence of such a direction, or where the Mutual & Federal shares have not been awarded to an employee but are held for the purposes of satisfying rights that have not been exercised, the M&FMI Trustees may exercise the voting rights at their discretion.

Those Mutual & Federal shares which match the annual share grant allocations to white participants in the Mutual & Federal Management Scheme may be purchased by a separate Mutual & Federal Share Trust at the time that the annual share grant allocations are made.

3. PROPOSED EMPLOYEE SHARE SCHEMES

The following schemes are proposed to enable primarily black management and staff of Mutual & Federal to participate in the ownership of shares in Mutual & Federal:

- the Mutual & Federal Broad-Based Scheme;
- the Mutual & Federal Senior Black Management Scheme; and
- the Mutual & Federal Management Scheme.

Each of these schemes will be subject to new governing rules to be incorporated to govern the Mutual & Federal Staff and Management Schemes,

Under the existing governing rules, the maximum number of Mutual & Federal shares which may be issued or options to subscribe for Mutual & Federal shares which may be granted when added to the number of Mutual & Federal shares issued or placed under option for subscription shall not exceed twenty million shares (this equates to approximately 8.1% of the existing issued share capital of Mutual & Federal).

In addition, any amendment to the rules of the Mutual & Federal Staff and Management Schemes which is to the advantage of employees or participants and relates to any of the following:

- the definition of eligible employee;
- the limits on the number of Mutual & Federal shares which may be issued;
- *the maximum entitlement; or*
- the basis for determining an eligible employee's entitlement, the terms of Mutual & Federal shares, cash or other benefits to be provided and the basis for any adjustment thereof (if any) in the event of a capitalisation issue, rights issue or open-offer, sub-division or consolidation of shares or reduction of capital or any other variation of capital;

will not be effective unless:

- it receives prior approval by ordinary resolution of Mutual & Federal at a general meeting; or
- it is a minor administrative amendment which the board of directors of Mutual & Federal considers necessary; or
- the board of directors of Mutual & Federal considers it necessary to take account of or benefit from a change in legislation or to obtain or maintain favourable tax, exchange control or regulatory treatment for employees, participants in the Mutual & Federal's employees' share schemes or any subsidiary.

C-1. SUMMARY OF THE MUTUAL & FEDERAL BROAD-BASED SCHEME

1. INTRODUCTION

The Mutual & Federal Broad-Based Scheme is intended to reward all permanent (black or white) staff of Mutual & Federal who do not participate, and have not participated, in any other share scheme of Mutual & Federal with a grant of Mutual & Federal shares. It is expected that at least those shares which are granted to black members of staff under this scheme will count for FSC purposes at the time the transaction is concluded. The terms and conditions of the Mutual & Federal Broad-Based Scheme have been designed to comply with recent South African tax legislation governing "broad-based employee share plans", which enables Mutual & Federal to get a tax deduction for the cost of the scheme.

2. ADMINISTRATION

The Mutual & Federal Broad-Based Scheme will be administered by the SBM Trustees as directed by the board of directors of Mutual & Federal (the "**Mutual & Federal Board**").

3. ELIGIBILITY

Participants will be limited to permanent employees of the participating companies on such date as the Mutual & Federal Board may determine excluding any employee who has participated, or is participating, in any of Mutual & Federal's other employee share plans including the Mutual & Federal Senior Black Management Scheme and the Mutual & Federal Management Scheme.

4. AWARDS

An award of Mutual & Federal shares ("**Award Shares**") under the Mutual & Federal Broad-Based Scheme will confer the beneficial interest in the Award Shares upon the participant who will be entitled to any dividends paid on the Award Shares and, through the SBM Trustees, will be entitled to exercise the voting rights attributable to those Award Shares.

Awards will be personal to the participant and may not be transferred.

Benefits under the Mutual & Federal Broad-Based Scheme will not be pensionable.

5. TIMING OF AWARDS

Unless the Mutual & Federal Board determines otherwise, the Mutual & Federal Broad-Based Scheme will be operated on one occasion only on a date to be determined by the Mutual & Federal Board.

6. INDIVIDUAL LIMIT

Each eligible employee will be offered an Award of that number of Mutual & Federal shares which has a market value as nearly as possible equal to R7,500. For the purpose of this circular, the market value of a Mutual & Federal share was determined to be R21.33 based on the volume weighted average price at which the Mutual & Federal shares traded on the JSE during the period of 10 days up to and including 15 April 2005.

7. RELEASE OF AWARD SHARES

A participant's Award Shares will be released to him (or his executor) on the occurrence of the earliest of the following events:

(i) the fifth anniversary of the date of the Award;

(ii) the participant becoming entitled to an award of Mutual & Federal shares or an option under any other share incentive scheme of Mutual & Federal; and

(iii) the death of the participant.

Prior to the Award Shares being released to the participant, the Award Shares will be registered in the names of the SBM Trustees and a participant may not sell, transfer or charge the Award Shares.

8. CHANGE OF CONTROL, SCHEME OF ARRANGEMENT OR VOLUNTARY WINDING-UP

In the event of any person acquiring control of Mutual & Federal, a scheme of arrangement under section 311 of the SA Companies Act 1973 being sanctioned or a proposal for the voluntary winding up of Mutual & Federal being accepted, a participant's Award Shares will be released to him.

9. LISTING

Application will be made for admission to the JSE of the Mutual & Federal shares issued to the SBM Trustees and for permission to trade in those Mutual & Federal shares. The Mutual & Federal shares will rank equally in all respects with existing Mutual & Federal shares except for rights attaching to Mutual & Federal shares by reference to a record date prior to the date of allotment.

10. RIGHTS ISSUE AND VARIATION OF CAPITAL

A participant will be able to participate, through the SBM Trustees, in a rights issue in the same way as any other holder of Mutual & Federal shares. Any Mutual & Federal shares acquired in the rights issue, and any Mutual & Federal shares issued in respect of Award Shares by way of a capitalisation, will form part of the Award Shares and be retained by the SBM Trustees until release. In the event of any other variation in the share capital of Mutual & Federal, Awards will be adjusted to reflect the variation.

11. AMENDMENTS

Subject to the governing rules, the Mutual & Federal Board may make such amendments to the Mutual & Federal Broad-Based Scheme as it deems appropriate.

12. TERMINATION

The Mutual & Federal Board shall terminate the Mutual & Federal Broad-Based Scheme on the tenth anniversary of the date on which the Mutual & Federal shares are admitted to listing on the JSE and may terminate the Mutual & Federal Broad-Based Scheme at any time before that date.

Note: This summary notes the main features of the Mutual & Federal Broad-Based Scheme but does not form part of its rules and should not be taken as affecting the interpretation of the detailed terms and conditions constituting the rules. A copy of the draft rules will be available for inspection at the registered office of the Company during usual business hours on weekdays (Saturdays and public holidays excepted) up to the date of the Extraordinary General Meeting and at the place of the Extraordinary General Meeting from at least 15 minutes prior to the meeting until the conclusion of the meeting itself. The Mutual & Federal Board reserves its right up to the time of the meeting to make such amendments and additions as it considers necessary, provided that such amendments do not conflict in any material respect with the summary above.

C-2. SUMMARY OF THE MUTUAL & FEDERAL SENIOR BLACK MANAGEMENT SCHEME

1. INTRODUCTION

The Mutual & Federal Senior Black Management Scheme will assist Mutual & Federal to attract and retain black management for the business. This is increasingly important in light of the increased competition for talented and experienced black management following the introduction of the FSC. Participation in the Mutual & Federal Senior Black Management Scheme is in addition to the normal annual allocations to be made in terms of the Mutual & Federal Management Scheme to the senior black management of Mutual & Federal and all allocations are to be approved by the remuneration committee of Mutual & Federal.

2. ADMINISTRATION

The Mutual & Federal Senior Black Management Scheme will be administered by the SBM Trustees as directed by the Mutual & Federal Board.

3. ELIGIBILITY

Participants will be limited to executive, senior or middle management permanent black employees of Mutual & Federal as recommended to the Mutual & Federal Board for participation.

4. AWARDS

An award of Mutual & Federal shares ("**Award Shares**") under the Mutual & Federal Senior Black Management Scheme will confer the beneficial interest in the Award Shares upon the participant who will be entitled to any dividends paid on the Award Shares and, through the SBM Trustees, will be entitled to exercise the voting rights attributable to those Award Shares. The terms and conditions of the Award of Shares to each participant need not be the same in each case.

Awards will be personal to the participant and may not be transferred. No payment will be required for the grant of an Award.

Benefits under the Mutual & Federal Senior Black Management Scheme will not be pensionable.

5. TIMING OF AWARDS

It is intended that each eligible employee will only receive one Award but provision is made for additional Awards on promotion.

6. INDIVIDUAL LIMIT

There is a maximum individual limit for the number of Mutual & Federal shares in respect of which a participant may be granted Awards being Mutual & Federal shares with a market value not exceeding 3.75 times the annual pensionable earnings of the relevant participant.

7. RELEASE OF AWARD SHARES

The Award Shares will be registered in the names of the SBM Trustees for a period of (in normal circumstances) at least four years and will then be released in stages to the participant with one-third being released on each of the fourth, fifth and sixth anniversaries of the Award date.

8. TERMINATION OF EMPLOYMENT

If a participant ceases to be employed by Mutual & Federal, he will forfeit his Award Shares unless his employment ends for an accepted cause. If it does end for an accepted cause, then all of his Award Shares will be released to him.

An accepted cause includes retirement; early retirement due to ill-health, injury or with the agreement of the employer company; retirement after contractual retirement date; retrenchment; death; transfer of business to a third party in which the employee is employed; the company which employed the employee ceases to be one of the participating companies or any other reason at the discretion of the Mutual & Federal Board.

9. CHANGE OF CONTROL, SCHEME OR ARRANGEMENT OR VOLUNTARY WINDING-UP

In the event of any person acquiring control of Mutual & Federal, a scheme of arrangement under section 311 of the SA Companies Act 1973 being sanctioned or a proposal for the voluntary winding up of Mutual & Federal being accepted, a participant's Award Shares will be released to him.

10. LISTING

Application will be made for admission to the JSE of the Mutual & Federal shares issued to the SBM Trustees and for permission to trade in those Mutual & Federal shares. The Mutual & Federal shares will rank equally in all respects with existing Mutual & Federal shares except for rights attaching to Mutual & Federal shares by reference to a record date prior to the date of allotment.

11. RIGHTS ISSUE AND VARIATION OF CAPITAL

A participant holding an Award will be able to participate, through the SBM Trustees, in a rights issue in the same way as any other holder of Mutual & Federal shares. Any Mutual & Federal shares acquired in the rights issue, and any Mutual & Federal shares issued in respect of Award Shares by way of a capitalisation, will form part of the Award Shares and be retained by the SBM Trustees until release. In the event of any other variation in the share capital of Mutual & Federal, Awards will be adjusted to reflect the variation.

12. AMENDMENTS

Subject to the governing rules, the Mutual & Federal Board may make such amendments to the Mutual & Federal Senior Black Management Scheme as it deems appropriate.

13. TERMINATION

The Mutual & Federal Board shall terminate the Mutual & Federal Senior Black Management Scheme on the tenth anniversary of the date on which the Mutual & Federal shares are admitted to listing on the JSE and may terminate the Mutual & Federal Senior Black Management Scheme at any time before that date.

Note: This summary notes the main features of the Mutual & Federal Senior Black Management Scheme but does not form part of its rules and should not be taken as affecting the interpretation of the detailed terms and conditions constituting the rules. A copy of the draft rules will be available for inspection at the registered office of the Company during usual business hours on weekdays (Saturdays and public holidays excepted) up to the date of the Extraordinary General Meeting and at the place of the Extraordinary General Meeting from at least 15 minutes prior to the meeting until the conclusion of the meeting itself. The Mutual & Federal Board reserves its right up to the time of the meeting to make such amendments and additions as it considers necessary, provided that such amendments do not conflict in any material respect with the summary above.

C-3. SUMMARY OF THE MUTUAL & FEDERAL MANAGEMENT SCHEME

1. INTRODUCTION

The Mutual & Federal Management Scheme will form part of the remuneration strategy of Mutual & Federal and is intended to attract, reward and retain senior and middle management of Mutual & Federal.

2. ADMINISTRATION

The Mutual & Federal Management Scheme will be administered by the trustees of the Mutual & Federal Management Incentive Trust as directed by the Mutual & Federal Board.

3. ELIGIBILITY

Participants will be limited to any executive, senior or middle management employee of Mutual & Federal recommended by the Mutual & Federal Board for participation.

4. AWARDS AND OPTIONS

An award of Mutual & Federal shares ("**Award Shares**") under the Mutual & Federal Management Scheme will confer the beneficial interest in the Award Shares upon the participant who will be entitled to any dividends paid on the Award Shares and, through the M&FMI Trustees, will be entitled to exercise the voting rights attributable to those Award Shares.

At the same time at which an eligible employee is made an Award, he will, if the Mutual & Federal Board instruct the M&FMI Trustees, be offered an option by the M&FMI Trustees to acquire Mutual & Federal shares (an "**Option**") at a price equal to their market value. For this purpose, the market value of the Mutual & Federal share will be (for so long as the Mutual & Federal shares are listed on the JSE) the middle market price of the Mutual & Federal shares traded on the JSE on the business day preceding the date on which the option offer is made (the "**Option Offer Date**").

Awards and Options will be personal to the participant and may not be transferred except, in the case of Options, with the consent of the Mutual & Federal Board. No payment will be required for the grant of an Award or an Option.

Benefits under the Mutual & Federal Management Scheme will not be pensionable.

5. INDIVIDUAL LIMIT

There is a maximum individual limit for the number of Mutual & Federal shares which may be awarded to each participant, being Mutual & Federal shares with a market value equal to 5 times the annual pensionable earnings of the relevant participant.

6. TIMING OF AWARDS AND OPTIONS

Awards and Options may only be made as determined by the Mutual & Federal Board.

7. RELEASE OF AWARD SHARES

The Award Shares will be registered in the names of the M&FMI Trustees for a period of (in normal circumstances) at least three years and will then be released in stages to the participant with one-third being released on each of the third, fourth and fifth anniversaries of the Award date.

8. EXERCISE OF OPTIONS

Subject to the relevant performance criteria (if any) having been met (and if it is not met, the Option will lapse), an Option may be exercised on the third, fourth and fifth anniversary of the Option Offer Date (unless the Mutual & Federal Board specifies later dates) and the date specified in the Option offer document, but it cannot be exercised later than the seventh anniversary of that date.

Once the Option has been exercised, the eligible employee must pay the acquisition price of the Mutual & Federal shares within ten business days. Upon payment of the acquisition price, the participant will become the beneficial owner of the Mutual & Federal shares concerned and be entitled to require the M&FMI Trustees to transfer the relevant Mutual & Federal shares to him or her. Following the exercise of the Option, the eligible employee will be entitled to receive all dividends which are declared and distributed.

9. TERMINATION OF EMPLOYMENT

If a participant ceases to be employed by Mutual & Federal, he will forfeit his Award Shares and his Options will lapse unless his employment ends for an accepted cause. If it does end for an accepted cause, then all of his Award Shares will be released to him and his Options may be exercised, normally, within 12 months after his employment ends.

An accepted cause includes retirement; early retirement due to ill-health, injury or with the agreement of the employer company; retirement after contractual retirement date; retrenchment; death; transfer of business to a third party in which the employee is employed; the company which employed the employee ceases to be one of the participating companies or any other reason at the discretion of the Mutual & Federal Board.

10. CHANGE OF CONTROL, SCHEME OF ARRANGEMENT OR VOLUNTARY WINDING-UP

In the event of any person acquiring control of Mutual & Federal, a scheme of arrangement under section 311 of the SA Companies Act 1973 being sanctioned or a proposal for the voluntary winding up of Mutual & Federal being accepted, a participant's Award Shares will be released to him and he may exercise his Options. In the event of a change of control, a compromise or scheme of arrangement the participant may, by agreement with the acquiring company and within the appropriate period, release his or her Options in consideration for the grant of a new option over shares in a different company.

11. LISTING

Application will be made for admission to the JSE of the Mutual & Federal shares issued to the M&FMI Trustees and for permission to trade in those Mutual & Federal shares. The Mutual & Federal shares will rank equally in all respects with existing Mutual & Federal shares except for rights attaching to Mutual & Federal shares by reference to a record date prior to the date of allotment.

12. RIGHTS ISSUE AND VARIATION OF CAPITAL

A participant holding an Award will be able to participate, through the M&FMI Trustees, in a rights issue in the same way as any other holder of Mutual & Federal shares. Any Mutual & Federal shares acquired in the rights issue, and any Mutual & Federal shares issued in respect of Award Shares by way of a capitalisation, will form part of the Award Shares and be retained by the M&FMI Trustees until release. In the event of any other variation in the share capital of Mutual & Federal, Awards will be adjusted to reflect the variation. In addition, upon the occurrence of a variation of capital, Options may be adjusted by the M&FMI Trustees in such a way that the auditors appointed by the Mutual & Federal Board certify as being fair and reasonable.

13. AMENDMENTS

Subject to the governing rules, the Mutual & Federal Board may make such amendments to the Mutual & Federal Management Scheme as it deems appropriate.

14. TERMINATION

The Mutual & Federal Board shall terminate the Mutual & Federal Management Scheme on the tenth anniversary of the date on which the Mutual & Federal shares are admitted to listing on the JSE and may terminate the Mutual & Federal Management Scheme at any time before that date.

Note: This summary notes the main features of the Mutual & Federal Management Scheme but does not form part of its rules and should not be taken as affecting the interpretation of the detailed terms and conditions constituting the rules. A copy of the draft rules will be available for inspection at the registered office of the Company during usual business hours on weekdays (Saturdays and public holidays excepted) up to the date of the Extraordinary General Meeting and at the place of the Extraordinary General Meeting from at least 15 minutes prior to the meeting until the conclusion of the meeting itself. The Mutual & Federal Board reserves its right up to the time of the meeting to make such amendments and additions as it considers necessary, provided that such amendments do not conflict in any material respect with the summary above.

PART VI

UNAUDITED FINANCIAL INFORMATION

The following is the text of a letter addressed to Old Mutual plc from KPMG Audit Plc, the reporting accountants, on the unaudited pro forma financial information:

Private and Confidential

The Directors
Old Mutual plc
Old Mutual Place
2 Lambeth Hill
London
EC4V 4GG

27 May 2005

Dear Sirs

OLD MUTUAL PLC

We report on the pro forma financial information set out in section A of Part VI of this document dated 27 May 2005, which has been prepared, for illustrative purposes only, to provide information about how the Proposals might have affected the financial information presented.

RESPONSIBILITIES

It is the responsibility solely of the Directors of Old Mutual plc to prepare the pro forma financial information in accordance with paragraph 12.29 of the Listing Rules of the UK Listing Authority.

It is our responsibility to form an opinion, as required by the Listing Rules of the UK Listing Authority, on the pro forma financial information and to report our opinion to you. We do not accept any responsibility for any reports previously given by us on any financial information used in the compilation of the pro forma financial information beyond that owed to those to whom those reports were addressed by us at the dates of their issue.

BASIS OF OPINION

We conducted our work in accordance with the Statements of Investment Circular Reporting Standards and Bulletin 1998/8 "Reporting on pro forma financial information pursuant to the Listing Rules" issued by the Auditing Practices Board of the United Kingdom. Our work, which involved no independent examination of any of the underlying financial information, consisted primarily of comparing the unadjusted financial information with the source documents, considering the evidence supporting the adjustments and discussing the pro forma financial information with the Directors of Old Mutual plc.

OPINION

In our opinion:

- the pro forma financial information has been properly compiled on the basis set out therein;
- such basis is consistent with the accounting policies of Old Mutual plc; and
- the adjustments are appropriate for the purposes of the pro forma financial information as disclosed pursuant to paragraph 12.29 of the Listing Rules of the UK Listing Authority.

Yours faithfully

KPMG Audit Plc

A: Unaudited pro forma financial information of Old Mutual plc

The unaudited pro forma financial information for the financial year ended 31 December 2004 is set out to assist Shareholders to assess the impact of the Proposals on the Group's financial information.

CONSOLIDATED PROFIT AND LOSS ACCOUNT

	£m					Rm				
	For the year ended 31 December 2004 Audited[1]	Adjustments – impact of Proposals[2][3] Initial	Annual	Total	Old Mutual plc Group Pro forma	**For the year ended 31 December 2004 Audited[1]**	**Adjustments – impact of Proposals[2][3] Initial**	**Annual**	**Total**	**Old Mutual plc Group Pro forma**
Technical account – long term business	511	(7)	(6)	(13)	498	**6,018**	**(85)**	**(71)**	**(156)**	**5,862**
Technical account – general business	89	(1)	(1)	(2)	87	**1,057**	**(16)**	**(7)**	**(23)**	**1,034**
Banking operating profit/(loss)	121	(9)	(2)	(11)	110	**1,436**	**(106)**	**(25)**	**(131)**	**1,305**
Asset management result before goodwill amortisation and fines and penalties	135	–	–	–	135	**1,603**	**–**	**–**	**–**	**1,603**
Fines and penalties	(49)	–	–	–	(49)	**(596)**	**–**	**–**	**–**	**(596)**
Other non-technical account	156	–	–	–	156	**1,835**	**–**	**–**	**–**	**1,835**
Goodwill amortisation (insurance and asset management)	(55)	–	–	–	(55)	**(642)**	**–**	**–**	**–**	**(642)**
Operating profit on ordinary activities before tax	908	(17)	(9)	(26)	882	**10,711**	**(207)**	**(103)**	**(310)**	**10,401**
Non-operating items	(35)	–	–	–	(35)	**(418)**	**–**	**–**	**–**	**(418)**
Profit on ordinary activities before tax	873	(17)	(9)	(26)	847	**10,293**	**(207)**	**(103)**	**(310)**	**9,983**
Tax on profit on ordinary activities	(286)	4	2	6	(280)	**(3,374)**	**47**	**24**	**71**	**(3,303)**
Profit on ordinary activities after tax	587	(13)	(7)	(20)	567	**6,919**	**(160)**	**(79)**	**(239)**	**6,680**
Minority interests	(103)	3	(11)	(8)	(111)	**(1,215)**	**41**	**(124)**	**(83)**	**(1,298)**
Profit for the financial year	484	(10)	(18)	(28)	456	**5,704**	**(119)**	**(203)**	**(322)**	**5,382**
Dividends paid and proposed	(182)	–	–	–	(182)	**(2,001)**	**–**	**–**	**–**	**(2,001)**
Retained profit for the financial year	302	(10)	(18)	(28)	274	**3,703**	**(119)**	**(203)**	**(322)**	**3,381**

CONSOLIDATED BALANCE SHEET

	£m					Rm				
	As at 31 December 2004 Audited(1)	Adjustments – impact of Proposals(2)(4) Initial	Annual	Total	Old Mutual plc Group Pro forma	**As at 31 December 2004 Audited(1)**	**Adjustments – impact of Proposals(2)(4) Initial**	**Annual**	**Total**	**Old Mutual plc Group Pro forma**
Total Assets	66,260	6	(3)	3	66,263	**718,821**	**65**	**(33)**	**33**	**718,854**
Capital and reserves										
Called up share capital	386	23	–	23	409	**4,187**	**250**	**-**	**250**	**4,437**
Share premium account	600	–	–	–	600	**6,509**	**-**	**-**	**-**	**6,509**
Merger reserve	184	–	–	–	184	**1,996**	**-**	**-**	**-**	**1,996**
Profit and loss account	2,444	(27)	(18)	(45)	2,399	**26,103**	**(293)**	**(195)**	**(489)**	**25.614**
Reserve in respect of own shares held in policyholders' funds	(369)	–	–	–	(369)	**(3,593)**	**-**	**-**	**-**	**(3,593)**
	3,245	(4)	(18)	(22)	3,223	**35,202**	**(43)**	**(195)**	**(239)**	**34,963**
Minority interests	1,527	(3)	11	8	1,535	**16,565**	**(33)**	**119**	**87**	**16,652**
Liabilities	61,488	13	4	17	61,505	**667,054**	**141**	**43**	**185**	**667,239**
Total Liabilities	66,260	6	(3)	3	66,263	**718,821**	**65**	**(33)**	**33**	**718,854**

The pro forma financial information has been prepared in accordance with UK GAAP as it existed at 31 December 2004. It is provided for illustrative purposes only to show the effect of the Proposals as if they had occurred on 1 January 2004 on the basis of the notes set out below. It is based on the audited consolidated profit and loss account of the Group for the year ended 31 December 2004 and the audited consolidated balance sheet of the Group as at 31 December 2004. It does not reflect the results of trading or other changes in financial position since that date.

Due to the unaudited pro forma nature of this information, it may not give a true picture of the Group's financial position or results.

United Kingdom pence	**For the year ended 31 December 2004 Audited(1)**	**Adjustments – impact of Proposals(2)(3) Initial**	**Annual**	**Total**	**Old Mutual plc Group Pro forma**
Basic earnings per share ("**EPS**") (5)(6)	14.1(1)	(0.3)	(0.5)	(0.8)	13.3
Adjusted operating EPS (7)	15.3(1)	–	(0.5)	(0.5)	14.8

	As at 31 December 2004(8)	**Adjustments – impact of Proposals(2)(4) Initial**	**Annual**	**Total**	**Old Mutual plc Group Pro forma**
Adjusted EV per share (8)(9)(10)	139.1(1)	(3.1)	–	(3.1)	136.0

South African cents	**For the year ended 31 December 2004 Audited(1)**	**Adjustments – impact of Proposals(2)(3) Initial**	**Annual**	**Total**	**Old Mutual plc Group Pro forma**
Basic EPS (5)(6)	166.2(1)	(3.5)	(5.9)	(9.4)	156.8
Adjusted operating EPS (7)	181.1(1)	–	(5.4)	(5.4)	175.7

	As at 31 December 2004(8)	**Adjustments – impact of Proposals(2)(4) Initial**	**Annual**	**Total**	**Old Mutual plc Group Pro forma**
Adjusted EV per share (8)(9)(10)	1508.0(1)	(33)	–	(33.0)	1475.0

Notes:

GENERAL INFORMATION:

(1) The financial information on the Group for the year ended 31 December 2004 and as at 31 December 2004 has been extracted without material adjustment from the audited consolidated financial statements of the Group for the year ended 31 December 2004.

The financial information on the adjusted EV per share as at 31 December 2004 has been extracted without material adjustment from the audited Achieved Profits Basis Supplementary Information for the year ended 31 December 2004 contained in the Old Mutual plc Annual Report and Accounts 2004.

The adjustments recognised in R million in the profit and loss are converted at the average rate, whereas the adjustments recognised in R million in the balance sheet are converted at the year-end rate. This results in a foreign exchange difference.

(2) As a result of the Proposals, the Company's interests in its subsidiaries, Nedbank and Mutual & Federal, will be reduced. The pro forma financial information assumes a reduction in the Group's share of earnings from these subsidiaries accordingly and the dilutive impact is included in the minority interests. Furthermore it is assumed that the Group will continue to consolidate Nedbank and Mutual & Federal.

FINANCIAL IMPACTS

(3) The adjustments to the profit on ordinary activities before tax reflect both the assumed initial impact on Old Mutual of the granting of the shares, being £17m, and the assumed ongoing annual costs to the Company of £9m. This total adjustment of £26m is due to:

- Urgent Issues Task Force Abstract 17 Employee share schemes (UITF 17) charges for shares granted to employees (£23 million) (R261 million) of which £17 million (R207 million) reflects the initial granting of the shares.
- Administration, management and operational costs of the community and distributor trusts (£2 million) (R25 million).
- Finance charges relating to third party loans (£1 million) (R24 million).

The costs attributable to Old Mutual schemes are £13 million (R156 million) disclosed in technical account - long term business, the cost of the Nedbank schemes are £11 million (R131 million) disclosed in banking operating profit and the cost of the Mutual and Federal schemes are £2 million (R23 million) disclosed in technical account – general business.

The other adjustments to the profit and loss account reflect the tax relief relating to shares granted to employees (£6 million) (R71 million) and the impact of minority interests (£8 million) (R83 million), including the dilutive impact as outlined in note 2 above.

(4) The adjustments to the balance sheet are summarised as follows:

- Total Assets – the initial cash received from the Old Mutual Business Partner SPV's for the par value of the shares issued (£6 million) (R65 million) less finance charges and the costs of community and distributor trusts (£3 million) (R33 million).
- Liabilities The total adjustment of £17 million (R184 million) is due to the UITF 17 charges (£23 million) (R261 million) net of tax relief thereof (£6 million) (R71 million).
- Called up share capital – the par value of the number of shares issued by Old Mutual plc (£23 million) (R250 million).
- Profit and loss account – The shares issued by Old Mutual plc are regarded as treasury shares. In addition to the initial impact of the transaction of £10 million (R119 million), the par value of these shares of £17 million (R174 million) is reflected in the profit and loss account resulting in a total initial adjustment of £27 million (R293 million) to the profit and loss account reserves. The annual profit and loss account impact is assumed to be £18 million (R195 million) giving a total adjustment to the profit and loss account reserves of £45 million (R488 million).
- Minority interests in total – this reflects the effect of minority interests in Nedbank and Mutual and Federal (£8 million) (R83 million).

BASIC EPS

(5) The basic EPS is calculated based upon the profit after tax attributable to equity shareholders of £484 million (R5,704 million). The weighted average number of shares in issue used in calculating basic EPS, as at 31 December 2004, was 3,432 million.

(6) The pro forma basic EPS is calculated based upon the profit after tax attributable to equity shareholders of £456 million (R5,382 million). It is assumed that the weighted average number of shares in issue remains unchanged. Shares issued to consolidated SPVs are assumed to be excluded as they are accounted for as treasury shares. Shares issued to unconsolidated SPVs are also assumed to be excluded.

ADJUSTED OPERATING EPS

(7) For life assurance and general insurance businesses, adjusted operating profit is based on a long term investment return and includes investment return on own shares held in policyholders' funds. For banking business, adjusted operating profit excludes restructuring and integration costs. For all businesses, adjusted operating profit excludes goodwill amortisation and impairment, and fines and penalties. Adjusted operating earnings per share is similarly based, but is stated after tax and minority interests, with the calculation of the weighted average number of shares including own shares held in policyholders' funds.

The adjusted operating profit after tax and minority interests for the year ended 31 December 2004 was £574 million (R6,786 million), as extracted without adjustment from the audited consolidated financial statements of the Group for the year ended 31 December 2004. The weighted average number of shares in issue used in calculating adjusted EPS, after allowing for shares held in policyholders' funds of 316 million, as at 31 December 2004, was 3,748 million.

The assumed initial impact of £10 million (R119 million) is excluded from the adjusted operating profit resulting in a net adjustment of £18 million (R203 million) to derive the pro forma adjusted operating profit after tax and minority interests for the year ended 31 December 2004 of £556 million (R6,583 million). It is assumed that the weighted average number of shares in issue used in calculating adjusted operating EPS remains unchanged.

ADJUSTED EV PER SHARE

(8) The embedded value ("EV") represents the total of the shareholders' interest in the net assets of the life assurance entities and the present value of the projected releases to shareholders arising from the business in-force, less a charge for the cost of capital supporting the solvency requirements of the business. The discount rate used to value the in-force business in each country reflects long term government bond rates at the valuation date plus a risk margin. The assumptions for mortality, persistency and expenses reflect recent and expected experience. The EV is calculated on an after-tax basis. The embedded value results have been prepared using generally accepted actuarial methods.

The calculation of embedded values necessarily makes numerous assumptions with respect to economic conditions, operating conditions, taxes, and other matters, many of which are beyond the Group's control. Although the assumptions used represent estimates which the Group believes are together reasonable, actual future experience may vary from that assumed in the calculation of the embedded value results, and such variation may be material. Deviations from assumed experience are normal and are to be expected.

(9) The adjusted EV as at 31 December 2004 was £5,359 million (R58,134 million), as extracted without adjustment from the audited Achieved Profits Basis Supplementary Information for the year ended 31 December 2004 contained in the Old Mutual plc Annual Report and Accounts 2004. In determining adjusted EV per share, the total number of shares in issue as at 31 December 2004 was 3,854 million.

(10) The adjusted EV is assumed to be unchanged for the initial consideration received in respect of the shares issued to the SPVs. The adjusted EV is assumed to increase by the assumed initial consideration received from the SPVs, which are considered external to the Old Mutual Group and the discounted present value of the deferred consideration to be received from external parties. The pro forma adjusted EV as at 31 December is assumed to be £5,553 million (R60,239 million).

The pro forma adjusted EV per share reflects the enlarged number of shares in issue. In determining the pro forma adjusted EV per share, the assumed number of shares in issue is 4,084 million consisting of 3,854 million shares in issue at 31 December 2004 and 231 million Old Mutual plc shares issued under the Old Mutual plc Proposal.

B: IFRS financial effects

With effect from 1 January 2005, the Old Mutual Group will prepare its consolidated financial statements in accordance with International Financial Reporting Standards ("**IFRS**"). It has therefore been necessary to consider the accounting treatments under both bases of reporting. Restated 31 December 2004 results on an IFRS basis were announced by Old Mutual plc on 3 May 2005. This included unaudited estimates on the impact of the Proposals on an IFRS basis.

The accounting treatment under IFRS, effective from 1 January 2005, differs from the accounting treatment under UK GAAP as it existed at 31 December 2004 to the extent that IFRS 2 "Share based payments" applies to the Proposals. As the additional IFRS 2 costs incurred are in respect of equity settled share based payment transactions, the charge to the profit and loss account will result in a corresponding credit to an equity reserve and, therefore, has no impact on the embedded value. There are no other differences in the calculation of adjusted EV per share. Estimated impacts of the proposal on an IFRS basis were included in the Old Mutual plc IFRS analyst and investor briefing held on 3 May 2005.

DIRECTORS' INTERESTS

The interests of the directors of the Company in the shares of the Company, Nedbank and Mutual & Federal, which have been notified by each director pursuant to section 324 or section 328 of the Companies Act 1985, or which are required to be entered in the register of directors' interests maintained under section 325 of the Companies Act 1985 and the existence of which is known to or could with reasonable diligence be ascertained by that director as at 26 May 2005 (the latest practicable date prior to the publication of this document), were as follows:

(i) Holdings of shares in the Company, Nedbank and Mutual & Federal

Director	Old Mutual plc No. of shares held	Nedbank No. of shares held	Mutual & Federal No. of shares held
N D T Andrews	–	–	–
R Bogni	19,000	–	–
N N Broadhurst	2,416	–	–
W A M Clewlow	30,700	2,849	–
C D Collins	5,541	–	–
R P Edey	–	–	–
M J P Marks	–	–	–
W L Nkuhlu	–	–	–
J V F Roberts	390,730[1]	–	500[2]
J H Sutcliffe	1,069,317[1]	–	–

1. These figures do not include contingent rights to restricted shares awarded under the Company's Restricted Share Plan, details of which are set out in section (ii) below.
2. Non-beneficial interest held as qualification shares.

(ii) Directors' Interests under the Share Option and Deferred Delivery Plan (SOP)[1], Restricted Share Plan (RSP)[2] and Savings-Related Share Option Scheme (Sharesave)[3]

	Share Plan	Date of grant	Number of Shares	Exercise price	Date exercisable or receivable
J V F Roberts	RSP	08.09.00	50,200	nil	21.08.05[4]
	SOP	04.03.02	357,000	95.25p	04.03.05 04.03.08
	Sharesave	05.04.02	11,445	83.0p	01.06.05 30.11.05
	SOP	26.02.03	788,406	86.25p	26.02.06[5] 26.02.09
	RSP	26.02.03	69,151	nil	26.02.06[5]
	SOP	03.03.04	661,418	95.25p	03.03.07[5] 03.03.10
	RSP	03.03.04	35,695	nil	03.03.07[5]
	SOP	26.04.05	304,348	126.5p	26.04.08[5] 26.04.11
	RSP	27.04.05	283,058	nil	27.04.08[5]
J H Sutcliffe	SOP	04.03.02	524,950	95.25p	04.03.05 04.03.08
	Sharesave	05.04.02	19,939	83.0p	01.06.07 30.11.07
	SOP	26.02.03	1,159,421	86.25p	26.02.06[5] 26.02.09
	RSP	26.02.03	155,853	nil	26.02.06[5]
	SOP	03.03.04	944,882	95.25p	03.03.07[5] 03.03.10
	RSP	03.03.04	83,989	nil	03.03.07[5]
	SOP	26.04.05	434,783	126.5p	26.04.08[5] 26.04.11
	RSP	27.04.05	475,441	nil	27.04.08[5]

Notes:

1. The SOP is used for the grant of executive options to qualifying senior level employees within the Old Mutual Group. Options awarded have a maximum life of six years.
2. The RSP is used (i) to assist in recruiting and retaining key individuals by making awards of shares which are restricted for three or more years and are subject to forfeiture in the event of prior termination of employment, unless special circumstances apply; (ii) as an adjunct to the annual bonus arrangements for the executive directors, to provide contingent matching awards of shares, subject to performance targets and to some or all of the cash element of their short-term incentive awards being invested and retained for the three-year matching period in shares in the Company; (iii) to make contingent awards of shares subject to a three-year holding period as a form of payment of short-term incentive awards based upon performance evaluation for the prior years; and (iv) to make awards of restricted shares under long-term incentive plans for the Group's US asset management business.
3. The Sharesave Scheme provides a savings and investment opportunity for full-time and part-time employees of the Group's UK businesses which participate in this scheme. The options may normally be exercised after three or five years at a price equivalent to not less than 80% of the market value of the shares at the date of invitation to participate.

4. Restricted shares, which are to be released on the fifth anniversary of Mr Roberts' appointment (i.e. on 21 August 2005), subject to his still being in employment with the Group on that date. Mr Roberts is entitled to the dividends on these shares, pending vesting.

5. Subject to the fulfilment of performance targets prescribed by the Remuneration Committee, under which:
   - options granted on 26 February 2003 will only be exercisable if the Company's EPS in the year ending 31 December 2005 increases by prescribed factors of between at least 9% and 12% in excess of as to one half, UK RPI, and as to the other half, SA CPI, in comparison to EPS for the year ended 31 December 2002. The basic factor of at least 9% over UK RPI/SA CPI applies to multiples of up to one times basic salary, with a sliding scale up to at least 12% applicable to multiples between one and two times basic salary;
   - restricted shares awarded on 26 February 2003, in conjunction with the investment by the director concerned of some or all of his net bonus for 2002 in shares in the Company, will only be released if the Company's EPS in the year ending 31 December 2005 increases by at least 9% in excess of as to one half, UK RPI, and as to the other half, SA CPI, in comparison to EPS for the year ended 31 December 2002. No entitlement to dividends applies to these restricted shares, pending vesting;
   - options granted on 3 March 2004 will only be exercisable if the Company's EPS in the year ending 31 December 2006 increases by prescribed factors of between at least 9% and 12% in excess of as to one half, UK RPI, and as to the other half, SA CPI, in comparison to EPS for the year ended 31 December 2003. The basic factor of at least 9% over UK RPI/SA CPI applies to multiples of up to one times basic salary, with a sliding scale up to 12% applicable to multiples between one and two times basic salary;
   - restricted shares awarded on 3 March 2004, in conjunction with the investment by the director concerned of some or all of his net bonus for 2003 in shares in the Company, will only be released if the Company's EPS in the year ending 31 December 2006 increases by at least 9% in excess of as to one half, UK RPI, and as to the other half, SA CPI, in comparison to EPS for the year ended 31 December 2003. No entitlement to dividends applies to these restricted shares, pending vesting;
   - options granted on 26 April 2005 will only be exercisable if the Company's EPS in the year ending 31 December 2007 increases by at least 9% in excess of as to one half, UK RPI, and as to the other half, SA CPI, in comparison to EPS for the year ended 31 December 2004;
   - restricted shares awarded on 27 April 2005, will only be released if the Company's EPS in the year ending 31 December 2007 increases by at least 9% in excess of as to one half UK RPI, and as to the other half, SA CPI, in comparison to EPS for the year ended 31 December 2004. No entitlement to dividends applies to these restricted shares, pending vesting. Out of the total numbers of restricted shares awarded on that date to Mr Roberts, 109,520 shares were in relation to deferred short-term incentives and 173,538 shares were awarded by way of bonus match, in conjunction with his investment of part of his net cash bonus for 2004 in shares in the Company: the equivalent numbers for Mr Sutcliffe (who invested the whole of his cash bonus in shares in the Company) were 159,508 and 315,933 shares respectively.

   As stated in the Company's Annual Report and Accounts for the year ended 31 December 2004, the Company's Remuneration Committees recognises that the application of International Financial Reporting Standards (IFRS) to the Group's results from 2005 onwards will affect reported EPS and the direct comparability between EPS for different years pre- and post- IRFS, which it will need to consider. In evaluating to what extent performance targets have been fulfilled, the Remuneration Committee will use post-IFRS numbers adjusted to make them as closely comparable as possible to the base year. This will include the smoothing of long-term investment returns in the Group's life assurance and general insurance businesses. It will liaise with the Group Audit Committee to ensure that the evaluation of the performance conditions is accurately validated.

ADDITIONAL INFORMATION

BASIS OF CALCULATIONS

A. The valuation of the South African business of OMSA and its subsidiaries, excluding Nedbank and Mutual & Federal, which has been carried out by Deutsche Securities, determined the value of the OMSA Group's South African business to be around R25.4 billion at 15 April 2005. The New Shares were valued at R14.95 per share, being the volume weighted average price on the LSE for the 10 days to 15 April 2005, less the dividend per share payable in respect of the 2004 financial year converted into Rand at an exchange rate of Rand 11.654 to £1, being the mean of the exchange rates as published by the South African Reserve Bank over the 5 business days to 15 April 2005. The total value of black ownership under the Old Mutual plc Proposal is R3,417 million based on 228.6 million shares at R14.95 per share, and on this basis, the value of the New Shares allocated to black people equates to 13.48% of the value of the OMSA Group.

The valuation of Nedbank's South African business was determined to be around R26.4 billion at 15 April 2005 and the new shares were valued at R74.75 per share, as calculated with reference to the volume weighted average price on the JSE for the 10 days to 15 April 2005. The total value of black ownership of the Nedbank Proposal is R3,040 million based on 40.7 million shares at R74.75 per share, and on this basis, the value of the new shares allocated to black people equates to 11.50% of Nedbank's South African business.

The entire market capitalisation of Mutual & Federal was assumed for the purposes of these calculations to be South African. In calculating the Mutual & Federal percentage of 11.00% on page 3 of this document, the number of new shares to be allocated to black people (30.7 million) was divided by the enlarged issued number of shares (278.9 million).

B. The figure of 12.75% is based on the Company's 100% interest in OMSA, 51% interest in Nedbank and 87% interest in Mutual & Federal, as at 15 April 2005, the 10 day volume weighted average price of the Company's Shares on the LSE to the close of business on 15 April 2005, the 10 day volume weighted average price of Nedbank shares on the JSE to 15 April 2005, the 10 day volume weighted average price of Mutual & Federal shares on the JSE to 15 April 2005, a valuation of OMSA, excluding Nedbank and Mutual & Federal and its subsidiaries, carried out by Deutsche Securities as at 15 April 2005 and a valuation of Nedbank's non-South African operations as at 15 April 2005.

VALUATION OF THE OMSA GROUP

The Board has appointed Deutsche Securities to perform a valuation of the OMSA Group's businesses and their respective subsidiaries, excluding Nedbank and Mutual & Federal. Deutsche Securities has derived a value of R25.4 billion for the OMSA Group as at 15 April 2005.

GENERAL

Deutsche Securities has given and not withdrawn its written consent to the inclusion of references to its name in the form and context in which they appear in this document.

KPMG Audit Plc has given and not withdrawn its written consent to the issue in this document of its report in the form and context in which it appears and has authorised the contents of its report for the purposes of Regulation 6(1)(e) of the Financial Services and Markets Act 2000 (Official Listing of Securities) Regulations 2001.

DOCUMENTS AVAILABLE FOR INSPECTION

Copies of the following documents:

- the Scheme;
- the Subscription Agreements;
- the Trust Deeds;
- the rules of each of the Old Mutual Employee Share Schemes;
- the trust deeds establishing the Old Mutual Employee Share Trusts;
- the rules of the Old Mutual plc Group Share Incentive Scheme showing the amendments to be made thereto under paragraph (v) of Resolution 6 to be proposed at the Extraordinary General Meeting;
- the Memorandum and Articles of Association of the Company showing the proposed amendments to be made under paragraphs (vi) and (vii) of Resolution 6 to be proposed at the Extraordinary General Meeting;
- the memorandum of understanding between Nedbank, BRIMSTONE and Mtha;
- the memorandum of understanding between Nedbank, WIPHOLD Financial Services Holdings (Proprietary) Limited, the WIPHOLD NGO Trust and Sphere Investments (Proprietary) Limited;
- the memorandum of understanding between Mutual & Federal and Mtha;
- the memorandum of understanding between Mutual & Federal and WIPHOLD Financial Services Holdings (Proprietary) Limited, the WIPHOLD NGO Trust and Sphere Investments (Proprietary) Limited;
- the rules of each of the Nedbank Staff and Management Schemes;
- the trust deeds establishing the Nedbank Employee Share Trusts;
- the rules of each of the Mutual & Federal Staff and Management Schemes; and
- the trust deeds establishing the Mutual & Federal Employee Share Trusts.

will be made available for inspection at the following addresses during normal business hours on each business day from the date of this document until the Extraordinary General Meeting:

- the registered office of the Company in London;
- Mutualpark, Jan Smuts Drive, Pinelands 7405, South Africa;
- Management Suite, 93 Grayston Drive, Sandton 2196, South Africa;
- Old Mutual Building, Glyn Jones Road, Blantyre, Malawi;
- Mutual Platz, 5th Floor, Post Street Mall, Windhoek, Namibia;
- Mutual Gardens, 100 The Chase (West), Emerald Hill, Harare, Zimbabwe; and
- the offices of Slaughter and May, One Bunhill Row, London EC1Y 8YY.

They will also be available for inspection at the Presentation Suite, 2nd Floor, Old Mutual Place, 2 Lambeth Hill, London EC4V 4GG from at least 15 minutes prior to the Extraordinary General Meeting until the conclusion of the Court Meeting.

DEFINITIONS

The following definitions apply throughout this document and the accompanying Forms of Proxy or Voting Instruction Forms unless the context requires otherwise:

"Admission"	means admission of the New Shares to (i) the Official List and (ii) trading on the London Stock Exchange's market for listed securities becoming effective in accordance with, respectively, the Listing Rules and the Admission and Disclosure Standards;
"Admission and Disclosure Standards"	means the current edition of the Admission and Disclosure Standards produced by the LSE (as such edition may be amended, supplemented or replaced from time to time);
"BEE"	means Black Economic Empowerment as described more fully in the FSC;
"BEE Partners"	means the Black Business Partners and the Client and Community Schemes;
"Black Business Partners"	means the WIPHOLD Consortium and the BRIMSTONE Consortium in the case of the Old Mutual plc Proposal and the Nedbank Proposal, and in the case of the Mutual & Federal Proposal, the WIPHOLD Consortium and Mtha;
"Black Distributors Trust"	means the Old Mutual Black Distributors Trust;
"Board"	means the directors of the Company, whose names are set out at page 49 of this document;
"BRIMSTONE"	BRIMSTONE Investment Corporation Limited, a company incorporated in the Republic of South Africa with registration number 1995/010442/06 whose registered office is at 1st Floor, Slade House, Boundary Terrace, 1 Mariendahl Lane, Newlands, 7700 Cape Town, South Africa;
"BRIMSTONE Consortium"	means the consortium comprising BRIMSTONE and Mtha (the shareholders in the BRIMSTONE Holding Company) and, in the case of Mtha, its successor in title;
"BRIMSTONE Holding Company"	means Business Venture Investments No. 933 (Proprietary) Limited;
"Cash Undertaking"	means the Cash Undertaking which forms part of the subscription price for the New Shares described in Part II (i) and Part IV of this document and as more fully set out in the Subscription Agreement;
"Client and Community Schemes"	means the Education Trust and the Black Distributors Trust in the case of the Old Mutual plc Proposal, The Mutual & Federal Black Broker Trust and The Mutual & Federal Community Trust in the case of the Mutual & Federal Proposal, and the Nedbank Retail Client Scheme, the Nedbank Corporate Client Scheme and the Nedbank Community Trust in the case of the Nedbank Proposal;
the **"Company"** or **"Old Mutual plc"**	means Old Mutual plc;
"Completion Date"	means the date on which the New Shares are allotted and issued to the SPVs, which will be on or around 1 August 2005 unless the conditions precedent to the Old Mutual plc Proposal (as outlined in this document) have not been satisfied or waived before that date in which case it shall be 7 business days (or such other interval as the relevant parties may agree in writing) after the day on which the last of these conditions is satisfied or waived;
the **"Court"**	means the High Court of Justice in England;
"Court Meeting"	means the court meeting which will be held at the direction of the High Court in London that will take place on 6 July 2005 for the purposes of seeking approval to implement certain aspects of the Old Mutual plc Proposal;
"Deutsche Securities"	means Deutsche Securities (SA) (Proprietary) Limited;
this **"document"**	means this circular to Shareholders, dated 27 May 2005, outlining the Proposals in relation to the introduction of direct black ownership into the Old Mutual Group, notice of Extraordinary General Meeting and notice of Court Meeting;
"Education Trust"	means the Old Mutual Education Trust;
"Extraordinary General Meeting" or **"EGM"**	means the Extraordinary General Meeting of the Company to be held in the Presentation Suite, 2nd Floor, Old Mutual Place, 2 Lambeth Hill, London EC4V 4GG on 6 July 2005, notice of which is set out at the end of this document;

"FSC"	means the Financial Sector Charter adopted by the Association of Black Securities and Investment Professionals, the Banking Council of South Africa, the Foreign Bankers Association of South Africa, the Life Offices Association, the South African Insurers Association and other persons on 17 October 2003;
"Holding Companies"	means the WIPHOLD Holding Company and the BRIMSTONE Holding Company, which are the South African incorporated holding companies of WIPHOLD Financial Services No. 1 Limited and BRIMSTONE Mtha UK SPV Limited;
"Initial Consideration"	means a sum equal to the par value of the New Shares;
"Initial Market Value"	means the volume weighted average price per Ordinary Share quoted on the LSE during the 10 trading days ending on 15 April 2005 less the dividend payable in respect of the 2004 financial year converted into Rand (amounting to R14,95 per New share) and multiplied by the number of New Shares;
"JSE"	means the JSE Securities Exchange South Africa;
"Listing Rules"	means the rules and regulations made by the UKLA, and contained in the UKLA's publication of the same name;
"LSE"	means the London Stock Exchange plc;
"Mtha"	means Mtha-we-Mpumelelo, which makes up 33% of the BRIMSTONE Consortium, and is comprised of Chestnut Hill (35%), Izingwe Financial Investments (35%), the Black Lawyers Association (10%), the National Association for Democratic Lawyers (10%) and the South African Medical and Dental Practitioners (10%);
"Mutual & Federal"	means Mutual & Federal Insurance Company Limited, a South African incorporated subsidiary of the Company with registration number 1970/006619/06, whose registered office is 19th Floor, Mutual & Federal Centre, 75 President Street, Johannesburg, 2000, South Africa;
"Mutual & Federal Proposal"	means the proposal to issue 31.1 million shares in Mutual & Federal for the purposes of BEE, as outlined in this document;
"Mutual & Federal SPVs"	means the special purpose vehicles established by the WIPHOLD Consortium, Mtha, the Mutual & Federal Black Broker Trust and the Mutual & Federal Community Trust for the purposes of the Mutual & Federal Proposal;
"Mutual & Federal Staff and Management Schemes"	means the staff and management schemes which will be established as part of the Mutual & Federal Proposal, which are the Mutual & Federal Management Scheme, the Mutual & Federal Senior Black Management Scheme and the Mutual & Federal Broad-Based Scheme described in Parts III and V of this document;
"Mutual & Federal Employee Share Trusts"	means the employee share trusts which will be established as part of the Mutual & Federal Proposal, which are the Mutual & Federal Management Incentive Trust and the Mutual & Federal Senior Black Management Trust;
"Nedbank"	means Nedbank Group Limited (formerly known as Nedcor Limited), a South African incorporated subsidiary of the Company with registration number 1966/010630/06, whose registered office is at 135 Rivonia Road, Sandown, Johannesburg, 2196, South Africa;
"Nedbank Proposal"	means the proposal to issue 41.3 million shares in Nedbank for the purposes of BEE, as outlined in this document;
"Nedbank SPVs"	means the special purpose vehicles established by the WIPHOLD Consortium, the BRIMSTONE Consortium, the Nedbank Retail Client Scheme, the Nedbank Community Trust and the Nedbank Corporate Client Scheme for the purposes of the Nedbank Proposal;
"Nedbank Staff and Management Schemes"	means the staff and management schemes which will be established as part of the Nedbank Proposal, which are the Nedbank Black Executive Scheme, the Nedbank Black Management Scheme, the Nedbank Broad-Based Employee Scheme and the Nedbank Evergreen Trust described in Parts III and V of this document;
"Nedbank Employee Share Trusts"	means the employee share trusts which will be established as part of the Nedbank Proposal, which are the Nedbank Broad-Based Employee Trust, the Nedbank Black Management Trust, the Nedbank Black Executive Trust and the Nedbank Evergreen Trust;
"New Shares"	means the new Ordinary Shares to be issued to the SPVs and the Old Mutual Employee Share Trusts in accordance with the Old Mutual plc Proposal set out in this document;
"Official List"	means the Official List of the UKLA;
"Old Mutual Employee Share Schemes"	means the employee share schemes which will be established as part of the Old Mutual plc Proposal, which individually are the OMSA Management Scheme, the OMSA Senior Black Management Scheme and the OMSA Broad-Based Scheme;

"Old Mutual Employee Share Trusts"	means the employee share trusts which will be established as part of the Old Mutual plc Proposal, which are the OMSA Management Incentive Trust and the OMSA Broad-Based Employee Share Trust;
"Old Mutual Group" or the **"Group"**	means Old Mutual plc, its subsidiaries and subsidiary undertakings, any holding company of Old Mutual plc and all other subsidiaries and subsidiary undertakings of any such holding company from time to time;
"Old Mutual plc Proposal"	means the proposal to issue 230.7 million New Shares for the purposes of BEE, as outlined in this document;
"OMLACSA"	means Old Mutual Life Assurance Company (South Africa) Limited, a South African incorporated subsidiary of the Company, whose registered office is at Mutualpark, Jan Smuts Drive, Pinelands, 7405, South Africa;
"OMSA"	means Old Mutual (South Africa) Limited, a South African incorporated subsidiary of the Company, whose registered office is at Mutualpark, Jan Smuts Drive, Pinelands, 7405, South Africa;
"OMSA Broad-Based Scheme"	means the OMSA Broad-Based Employee Share Plan described in Parts II and V of this document;
"OMSA Group"	means OMSA, its subsidiaries and subsidiary undertakings from time to time, but excluding Nedbank and Mutual & Federal and their respective subsidiaries;
"OMSA Management Scheme"	means the OMSA Management Incentive Share Plan described in Parts II and V of this document;
"OMSA Senior Black Management Scheme"	means the OMSA Senior Black Management Scheme Plan described in Parts II and V of this document;
"Ordinary Shares"	means the ordinary shares in the share capital of the Company, having the rights set out in the Articles of Association of the Company from time to time;
"Performance Agreements"	means the separate agreements to be entered into by OMLACSA and each of the Holding Companies pursuant to which certain services will be provided by the Holding Companies to certain members of the OMSA Group;
"Proposals"	means the interconditional BEE transactions proposed by the Company, Nedbank and Mutual & Federal, which individually are the Old Mutual plc Proposal, the Nedbank Proposal and the Mutual & Federal Proposal, the details of which are set out in this document;
"Rand" or **"R"**	means the lawful currency of South Africa for the time being;
"Registrars"	means Computershare Investor Services plc, The Pavilions, Bridgwater Road, Bristol BS99 7NH;
"Relevant Period"	means the period from the Completion Date up to 1 May 2015 or, in relation to any particular provision of the Subscription Agreement, such shorter period as the Company may specify before 1 May 2015;
"Resolutions"	means the ordinary and special resolutions to be proposed at the Extraordinary General Meeting in order to implement the Proposals, as set out in the notice of Extraordinary General Meeting;
"Scheme"	means the proposed scheme of arrangement between Old Mutual plc and its members under section 425 of the UK Companies Act 1985;
"Security Trustee"	means The Law Debenture Trust Corporation plc of 100 Wood Street, London EC2V 7EX and any successors in title;
"SENS"	means Securities Exchange News Service of the JSE;
"Shareholders"	means the holders of Ordinary Shares;
"Shares Trustee"	means The Law Debenture Trust Corporation (Channel Islands) Limited of PO Box 150, Peter Street, St. Helier, Jersey, Channel Islands, JE4 5NW and any successors in title;
"SPVs"	means the four special purpose vehicles established by the WIPHOLD Consortium, the BRIMSTONE Consortium, the Black Distributors Trust and the Education Trust which will subscribe for the New Shares, which individually are WIPHOLD Financial Services No. 1 Limited, BRIMSTONE Mtha UK SPV Limited, Education SPV Limited and Black Distributors SPV Limited;
"South Africa" or **"SA"**	means the Republic of South Africa;
"Sterling" or **"£"**	means the lawful currency of the United Kingdom for the time being;
"STRATE"	means STRATE Limited (Registration number 1998/022242/06), a company incorporated in South Africa which is a registered Central Securities Depository responsible for the electronic clearing and settlement system for transactions that take place on the JSE and off-market trades;

"Subscription Agreements"	means the four separate agreements pursuant to which the New Shares will be issued to the SPVs, entered into between the Company, the relevant SPV, and in the case of the Black Business Partners, the WIPHOLD Consortium, the BRIMSTONE Consortium, the WIPHOLD Holding Company and the Brimstone Holding Company, and in the case of Education SPV Limited and Black Distributors SPV Limited, the relevant trustees;
"Third Party Bank"	means Citibank NA, London Branch a national banking association formed under the laws of the United States of America with Charter Number 1461 and having its principal office situated at 399 Park Avenue, New York, New York 10043, United States of America and having a London branch under Company Number BR001012 situated at Citigroup Centre, Canada Square, Canary Wharf, London E14 5LB;
"Trust Deed"	means the trust deed entered into by each of the SPVs, the Company, the Security Trustee, the Shares Trustee and the Third Party Bank;
"UKLA"	means the Financial Services Authority Limited acting in its capacity as the competent authority for the purposes of the Financial Services and Markets Act 2000;
"WIPHOLD"	Women Investment Portfolio Holdings Limited, a company incorporated in the Republic of South Africa with registration number 1996/001291/06, whose registered office is at Wiphold House, No. 61 Central Street, Houghton 2198, South Africa;
"WIPHOLD Consortium"	means the consortium comprising WIPHOLD, Sphere Holdings (Proprietary Limited), Sphere Investments (Proprietary) Limited, WIPHOLD Financial Services Holdings (Proprietary) Limited, and the WIPHOLD NGO Trust (the shareholders of the WIPHOLD Holding Company); and
"WIPHOLD Holding Company"	means the WIPHOLD Financial Services No. One (Proprietary) Limited.

NOTICE OF COURT MEETING

THE HIGH COURT OF JUSTICE **No 3162 of 2005**

CHANCERY DIVISION COMPANIES COURT

IN THE MATTER OF OLD MUTUAL PLC and IN THE MATTER OF THE COMPANIES ACT 1985

NOTICE IS HEREBY GIVEN that by an order dated 27 May 2005 made in the above matters, the Court has directed that a meeting be convened of the holders of ordinary shares in the capital of the Company for the purpose of considering and, if thought fit, approving (with or without modification) a scheme of arrangement pursuant to section 425 Companies Act 1985 proposed to be made between Old Mutual plc (the "Company") and the holders of its ordinary shares and that such meeting will be held in the Presentation Suite, 2nd Floor, Old Mutual Place, 2 Lambeth Hill, London EC4V 4GG at 11.15 a.m. on 6 July 2005 (or so soon thereafter as the Extraordinary General Meeting of the Company convened for the same day shall have concluded or been adjourned) at which place and time all holders of ordinary shares in the capital of the Company are requested to attend.

A copy of the statement required to be furnished pursuant to section 426 Companies Act 1985 is incorporated in the document of which this notice forms part and a copy of the scheme of arrangement is available for inspection or can be obtained in the manner described in the said statement.

Holders of ordinary shares in the capital of the Company may vote in person at the meeting or they may appoint another person as their proxy to attend and vote in their stead. A proxy need not be a member of the Company. A form for voting at the meeting is enclosed with this notice. Completion of the form will not preclude a holder of ordinary shares in the capital of the Company from attending and voting in person at the meeting.

In the case of joint holders of ordinary shares, the vote of the senior who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the votes of the other joint holder(s) and for this purpose seniority will be determined by the order in which the names stand in the register of members of the Company in respect of the relevant joint holdings.

It is requested that forms of proxy be lodged with the Company's registrar Computershare by 11.15 a.m. on 4 July 2005 but, if forms are not so lodged, they may be handed to the Chairman at the meeting.

Entitlement to attend and vote at the meeting and the number of votes which may be cast thereat will be determined by reference to the register of members of the Company at 6.00 p.m. on the day prior to the day immediately before the meeting or any adjourned meeting (as the case may be).

By the said order, the Court has appointed Christopher Douglas Collins or, failing him, James Harry Sutcliffe to act as Chairman of the meeting and has directed the Chairman to report the result of the meeting to the Court.

The said scheme of arrangement will be subject to the subsequent sanction of the Court.

Dated 27 May 2005

SLAUGHTER AND MAY
One Bunhill Row
London
EC1Y 8YY

Solicitors for the Company

NOTICE OF EXTRAORDINARY GENERAL MEETING

NOTICE IS HEREBY GIVEN that an Extraordinary General Meeting of Old Mutual plc will be held in the Presentation Suite, 2nd Floor, Old Mutual Place, 2 Lambeth Hill, London EC4V 4GG at 11.00 a.m. on 6 July 2005 for the purpose of considering and, if thought fit, passing the following resolutions:

ORDINARY RESOLUTIONS

1. That the OMSA Broad-Based Employee Share Plan ("OMSA Broad-Based Scheme"), the principal terms of which are set out in Part V of the circular dated 27 May 2005 from the Company to its shareholders, a copy of the rules of which is produced to this meeting and which has been signed for the purposes of identification by the Chairman, be and is hereby approved and the Directors of the Company be authorised, if they see fit, to adopt and establish the OMSA Broad-Based Scheme and to do all acts and things as they may consider necessary or desirable to carry the OMSA Broad-Based Scheme into effect and to take account of the requirements of the London Stock Exchange plc.

2. That the OMSA Senior Black Management Share Plan ("OMSA Senior Black Management Scheme"), the principal terms of which are set out in Part V of the circular dated 27 May 2005 from the Company to its shareholders, a copy of the rules of which is produced to this meeting and which has been signed for the purposes of identification by the Chairman, be and is hereby approved and the Directors of the Company be authorised, if they see fit, to adopt and establish the OMSA Senior Black Management Scheme and to do all acts and things as they may consider necessary or desirable to carry the OMSA Senior Black Management Scheme into effect and to take account of the requirements of the London Stock Exchange plc.

3. That the OMSA Management Incentive Share Plan ("OMSA Management Scheme"), the principal terms of which are set out in Part V of the circular dated 27 May 2005 from the Company to its shareholders, a copy of the rules of which is produced to this meeting and which has been signed for the purposes of identification by the Chairman, be and is hereby approved and the Directors of the Company be authorised, if they see fit, to adopt and establish the OMSA Management Scheme and do all acts and things as they may consider necessary or desirable to carry the OMSA Management Scheme into effect and to take account of the requirements of the London Stock Exchange plc.

4. That pursuant to section 80 of the Companies Act 1985, and in addition to any previously existing authority conferred upon the Directors of the Company under that section, the Directors be and they are hereby authorised unconditionally to allot relevant securities (as defined in the said section 80) for the purposes of the Old Mutual plc Proposal as described in the circular dated 27 May 2005 from the Company to its shareholders, up to an aggregate nominal amount of £23.07 million, which authority shall commence on the date this resolution is passed and expire at the end of 31 December 2005, save that the Company may allot relevant securities for these purposes pursuant to any agreement entered into at any time prior to 31 December 2005 (whether before or after the passing of this Resolution) which would or might require relevant securities to be allotted after such expiry and the Board may allot relevant securities in pursuance of such agreement as if the authority conferred hereby had not expired.

SPECIAL RESOLUTIONS

5. That the Directors be and they are hereby authorised to allot equity securities within the meaning of section 94 of the Companies Act, 1985 to the Shares Trustee on behalf of the SPVs, which are WIPHOLD Financial Service No. 1 Limited, BRIMSTONE Mtha UK SPV Limited, Education SPV Limited, Black Distributors SPV Limited, and to the OMSA Management Incentive Trust and the OMSA Broad-Based Employee Share Trust for the purposes of the Old Mutual plc Proposal as described in the circular dated 27 May 2005 from the Company to its shareholders up to a maximum nominal aggregate amount of £23.07 million for cash pursuant to the authority conferred by the immediately preceding resolution as if section 89(1) of that Act did not apply to any such allotment, which authority shall commence on the date this resolution is passed and expire at the end of 31 December 2005, save that the Company may allot equity securities for these purposes pursuant to any agreement entered into at any time prior to 31 December 2005 (whether before or after the passing of this Resolution) which would or might require equity securities to be allotted after such expiry and the Board may allot equity securities in pursuance of such agreement as if the authority conferred hereby had not expired.

6. That:
   (i) the scheme of arrangement (the "Scheme") between the Company and the holders of its shares, a copy of which has been produced to this meeting and which has been signed for the purposes of identification by the Chairman, be and is hereby approved;
   (ii) the Directors be and are hereby authorised, if they shall see fit to do so, to implement: (a) the arrangements set out in the Subscription Agreements and the deeds and instruments ancillary thereto; (b) the additional arrangements contemplated in the circular dated 27 May 2005 from the Company to its shareholders (the "Circular") so that the Old Mutual plc Proposal (as outlined in the Circular) can be carried into effect in accordance with the arrangements described in the Circular, with such non-material modifications as the Directors may think fit;
   (iii) the BEE proposals to be implemented by Nedbank Group Limited (including the Nedbank Staff and Management Schemes), summary details of which are outlined in the Circular, be and are hereby approved;
   (iv) the BEE proposals to be implemented by Mutual & Federal Insurance Company Limited (including the Mutual & Federal Staff and Management Schemes), summary details of which are outlined in the Circular, be and are hereby approved;
   (v) the rules of the Old Mutual plc Group Share Incentive Scheme be modified by the deletion of paragraph 3.1.2, the consequential renumbering of paragraphs 3.1.3 and 3.1.4 as paragraphs 3.1.2 and 3.1.3 respectively, and the amendment of the reference in paragraph 3.1.3 (as so renumbered) to "5% of the Company's issued ordinary share capital for the time being" to read "6% of the Company's issued ordinary share capital for the time being";

(vi) the Articles of Association of the Company be amended by the insertion of the following paragraph as the second paragraph of Article 128 (*Calculation and Currency of Dividends*):

"For the avoidance of doubt, a share is deemed paid up (as to its nominal value or any premium on it) for the purposes of these Articles, in cash, or allotted for cash, if the consideration for the allotment or payment up is (inter alia) cash received by the company, or is a release of a liability of the company for a liquidated sum, or is an undertaking to pay cash to the company at a future date or dates."

The remaining paragraphs of Article 128 shall be re-ordered accordingly;

(vii) the objects clause in the Memorandum of Association of the Company be amended by the insertion of the following words after "cash" in the first sentence of Clause 4 (22):

"(whether for a consideration which is less than the market value or not)".

By order of the Board

Martin C Murray
Group Company Secretary
27 May 2005

Registered Office:
5th Floor
Old Mutual Place
2 Lambeth Hill
London EC4V 4GG

Explanatory notes on the above Resolutions are contained in the Chairman's Letter.

Notes:

1. A member of the Company entitled to attend and vote at the Extraordinary General Meeting may appoint (a) proxy(ies) to attend and, on a poll, vote on his or her behalf. A proxy need not be a member of the Company. A member who holds shares through Old Mutual Nominees may instruct the nominee company to vote on his or her behalf or request such nominee company to appoint him or her as proxy to enable him or her to attend the meeting in person (Old Mutual Nominees is Old Mutual (South Africa) Nominees (Proprietary) Limited, Old Mutual (Namibia) Nominees (Proprietary) Limited, Old Mutual Zimbabwe Nominees (Private) Limited or Old Mutual (Blantyre) Nominees Limited, if shares are held through the Group's nominee on the South African, Namibian, Zimbabwe or Malawi register respectively). Beneficial shareholders who have dematerialised or immobilised their shareholdings in STRATE, other than through Old Mutual Nominees, may provide their CSDP or broker with voting instructions in accordance with the applicable custody agreement or may apply to that CSDP or broker for a letter of representation from the registered shareholder to enable them to attend the meeting in person.

   CREST members who wish to appoint a proxy or proxies for the Meeting and any adjournment(s) of that Extraordinary General Meeting may do so by utilising the procedures in the CREST manual. In order for a proxy ,appointment or instruction made using the CREST service to be valid the appropriate CREST message (a "CREST Proxy Instruction") must be properly authenticated in accordance with CRESTCo's specifications and must contain the information required for such instructions, as described in the CREST manual. CREST personal members or other CREST sponsored members, and those CREST members who have appointed (a) voting service provider(s), should refer to their CREST sponsor or voting service provider(s), who will be able to take the appropriate action on their behalf.

2. Pursuant to Regulation 41 of the Uncertificated Securities Regulations 2001, the Company gives notice that only those shareholders entered on the register of members of the Company at 6.00 p.m. (UK time) on 4 July 2005 will be entitled to attend and to vote at the Extraordinary General Meeting in respect of the number of shares registered in their name at that time. Changes to the entries on the register after that time will be disregarded in determining the rights of any person to attend or vote at the meeting.

3. To be effective, the form of proxy or, as the case may be, the voting instruction form in favour of Old Mutual Nominees (see note 1 above) and the power of attorney or other authority (if any) under which it is signed, or a notarially certified copy of such power or authority, must be received at the return address specified on the envelope enclosed with the form of proxy or voting instruction form or by the Company's Registrar, Computershare Investor Services PLC, The Pavilions, Bridgwater Road, Bristol BS99 7NH by not later than 11.00 a.m. (UK time) on 4 July 2005. If no return envelope is enclosed with the voting instruction form, this will be because the records available to the Company show your shareholding to have been dematerialised in the context of STRATE through a CSDP or broker other than under the Issuer-Sponsored Nominee Programme. In that case, you should contact your CSDP or broker to ascertain the return address for it to process your voting instructions. It is recommended that, because of the requirement for votes in relation to shares dematerialised or immobilised in the context of STRATE to be collated through CSDPs and brokers and then reconciled through PLC Nominees (Proprietary) Limited, voting instructions by beneficial owners of such shares be submitted so as to arrive at least 72 hours before the time of that Extraordinary General Meeting.

   The message appointing or instructing a proxy making use of the CREST services must be transmitted so as to be received by Computershare ID R0009 not later than 48 hours before the time fixed for the meeting. For this purpose, the time of receipt will be taken to be the time (as determined by the timestamp applied to the message by the CREST applications host) from which the issuer's agent is able to retrieve the message by enquiry to CREST in the manner prescribed by CREST. No messages received through the CREST network after this time will be accepted.

   CREST members and, where applicable their CREST sponsors or voting service providers should note that CRESTCo does not make available any special procedures in CREST for any particular messages. Normal system timings and limitations will therefore apply in relation to the input of CREST Proxy Instructions. It is the responsibility of the CREST member concerned to take (or, if the CREST member is a CREST personal member or sponsored member or has appointed (a) voting service provider(s), to procure that his CREST sponsor or voting services provider(s) take(s)) such action as shall be necessary to ensure that a message is transmitted by means of the CREST system by any particular time. In this connection, CREST members and, where applicable, their CREST sponsors or voting service providers are referred, in particular, to those sections of the CREST Manual concerning practical limitations of the CREST system and timings.

   The Company may treat as invalid a CREST Proxy Instructions in the circumstances set out in Regulation 35(5)(a) of the Uncertified Securities Regulations 2001.

4. The completion and return of an EGM or Court Form of Proxy or EGM or Court Voting Instruction Form will not preclude a member entitled to attend and vote at the meeting from doing so if he or she wishes.

5. Electronic Proxy Appointment

   If you wish to submit a form of proxy via the internet for either the Extraordinary General Meeting or the Court Meeting you may do so by accessing the Company's website *www.oldmutual.com.* You should then click on the link "Online Proxy Voting – Extraordinary General Meeting and Court Meeting" on the homepage. The pages that follow will guide you through the process and, once completed, you will receive confirmation of your proxy vote for the Extraordinary General Meeting and/or Court Meeting. You will require your unique PIN and Shareholder Reference Number (SRN) printed on the EGM or Court Form of Proxy enclosed (the PIN will expire at the end of the voting period). You can access our website from any computer linked to the internet and the voting process takes place by means of an encrypted internet connection.

Old Mutual plc

Trading update for the three months to 31 March 2005

Encouraging start to the year

- Total life assurance sales on an annual premium equivalent (APE) basis of £134 million, R1,520 million (2004: £112 million, R1,394 million), an increase of 19% in Sterling, (9% in Rand) compared with first quarter 2004.
  - South Africa: Up 11%, with better results at PFA and Employee Benefits. Brokers and Group Schemes produced business below expectations.
  - USA: Up 22%, with life and offshore annuity sales strong and Equity Index Annuities up 13% on the equivalent period in 2004.

- Total funds under management £143 billion, R1,686 billion (31 December 2004: £140 billion, R1,520 billion) a rise of 2% (11% in Rand) since year end.
  - SA: down 1%, as outflows offset positive equity markets
  - USA: up 5% since 31 December 2004, with strong net cash inflow ($9.4 billion).
  - UK: up 10% compared to 31 December 2004, with strong net cash flow of £296 million at OMAM(UK) and Selestia already exceeding full year 2004 cash flow of £215 million.

- Nedcor: net interest income up 23% and non-interest revenue marginally ahead of prior year. Recovery on track.

- Mutual & Federal trading well, but premium growth held back by pricing pressure in the industry.

- Embedded value per share of 137.0p (R1,614c) at 31 March 2005, (31 December 2004: 139.1p (R1,508c)).

Jim Sutcliffe, Chief Executive, commented: "Growth of 19% in life sales has been an encouraging start to the year. Our investment in the USA and UK continues to produce strong sales and net client cash flow. The announcement of our Black Economic Empowerment arrangements is expected to have a positive effect on our businesses and we look forward to their confirmation at the EGM. The operational platform we have now established allows us to look forward to steady progress in the remainder of the year."

Encouraging Start to 2005

The first quarter of 2005 has seen the Group consolidate the gains made in 2004, with further strong progress made in the USA and the UK.

In South Africa unit trust sales were very strong and the life business had improved sales performance. Group business sales grew strongly, albeit from a low base, with Individual Life sales up marginally. There was an encouraging result from our PFA sales force, particularly in regular premium savings products, but Group Schemes sales continued to show the impact of agent turnover in the second half of 2004. The broker term market has been very competitive and results were disappointing. Margins were similar in each product line, but changes in product mix led to lower average margins than the 2004 average but in line with the first quarter 2004. Expenses were heavier than usual as we extended our efforts to improve sales. Net cash outflow was a disappointing R12.5 billion, of which R10 billion related to our share of a withdrawal of R22 billion of funds from the market by the Public Investment Corporation.

Nedcor is seeing the benefits from the strategic changes made in 2004, with an improved cost to income ratio and higher net interest income. Much work remains to be done, but we are achieving the milestones we have set ourselves.

In a market characterised by softening terms and rates, Mutual & Federal maintained its prudent underwriting standards: there has been pressure on premiums, but satisfactory levels of underwriting profitability have continued to be achieved.

We were pleased to announce our BEE ownership transactions in April. Our proposals make good business sense for the Group, as they are designed to build our customer base, incentivise our employees and add the strength of our selected partners. We are confident these arrangements will have a positive effect on the performance of our South African businesses going forward.

Our US businesses performed very strongly during the first quarter. Equity index annuity sales continued to grow, but we were able to make even faster progress in sales of coverage products, where we have established market leadership in the sale of mortgage-related term insurance. The value of new business at our US life operation almost doubled.

Net inflows of client assets to our US asset management business were at a record high. We have made steady progress with our retail initiative, and formed a new affiliate, 2100 Capital, that will provide a range of alternative investment strategies. These two initiatives will increase expenses in the short term, but should create value and stability in the long run.

Organic growth in our UK businesses has continued apace. Selestia and OMAM(UK) combined have already exceeded their full year 2004 cashflow, with OMAM(UK) attracting healthy levels of hedge fund assets.

Markets have oscillated this year and appear likely to continue to do so. Our strategy has again proved its resilience in these conditions and the fundamentals of our business are healthy. With our BEE arrangements in place, we look forward to further progress in the balance of the year.

11 May 2005

Enquiries:

Old Mutual plc	
James Poole (UK)	Tel: +44 (0) 20 7002 7000
Miranda Bellord	Tel: +44 (0) 20 7002 7133
Nad Pillay (SA)	Tel: +27 (0) 21 504 8026
Deward Serfontein (SA)	Tel: +27 (0) 21 509 8709
College Hill (UK) - Tony Friend	Tel: +44 (0) 20 7457 2020

Julian Roberts, Group Finance Director, will host a conference call for analysts and investors at 8.30 a.m. UK time/9.30 a.m. SA time this morning. The call will include a brief introduction and an opportunity for questions. Analysts and investors who wish to participate in the conference call should dial the following toll-free numbers:

UK participants to ring: 0800 953 1444
SA participants to ring: 0800 994090

More information about Old Mutual can be found on its website at www.oldmutual.com.

Forward-looking statements

This announcement contains certain forward-looking statements with respect to the financial condition and results of operations of Old Mutual plc and its group companies, which by their nature involve risk and uncertainty because they relate to events and depend on circumstances that may occur in the future. Factors that could cause actual results to differ materially from those in the forward-looking statements include, but are not limited to, global, national and regional economic conditions, levels of securities markets, interest rates, credit or other risks of lending and investment activities, and competitive and regulatory factors.

Life and asset management business – South Africa

Life sales up 11%, Unit trust sales up 51%

Total life sales on an APE basis showed an increase of 11% compared to the first quarter last year (R725 million compared to R655 million), with unit trust sales up 51%.

This improvement was driven by a significant increase in Group Business sales, up 109% at R114 million for the quarter ended 31 March 2005, albeit from a low 2004 base of R55 million. Both savings and annuity single premiums showed good growth compared to the same period last year.

Individual Life assurance sales (including SA sales into Old Mutual International) for the quarter ended 31 March 2005 at R612 million were 2% higher compared to R600 million for the first quarter of 2004, with similar experience in relation to both single (up 3%) and recurring premium (up 1%) products.

Reviewing the results by sales channel

- Rebuilding Group Schemes sales force

  Group Schemes sales overall were 11% lower than in the equivalent period in 2004, reflecting the impact of sales force turnover in the second half of 2004. Our current focus is on rebuilding and growing the Group Schemes sales force, which is up 2% since 31 December 2004.

- Growth in PFA sales force delivering results

  Our efforts in growing and developing the PFA sales force (now some 20% higher than at 31 March 2004 and 6% higher than at December 2004) are starting to be repaid with good growth in sales. This has some short-term costs, but is crucial to restore our sales levels.

- Actions in place to address disappointing broker sales

  In contrast broker sales continued to disappoint, with life APE sales down 8%. The broker market for risk products was extremely competitive in the first quarter of 2005, with sales being driven by aggressive pricing and lenient underwriting. We responded by making some amendments to pricing and underwriting in early April.

Bancassurance

Bancassurance sales (new business premiums) during the first quarter of 2005 were up 12% on the first quarter of 2004. Old Mutual life sales sold through the Nedbank channel were up 32% (33% on an APE basis) for the same period.

Margins remain at 13%

Value of new business was up slightly at R92 million from R87 million for the first quarter last year. Total margin has remained at the same level as last year at 13%, with a decrease in the margin on Individual Business being offset by the beneficial impact of a higher proportion of Group Business in total sales.

Disappointing net client cashflows

Net client cash flow across the business remained disappointing, with an outflow of R10 billion of funds from OMAM(SA) previously managed for the Public Investment Corporation being the single largest contributor to an overall net outflow of R12.5 billion. Within the overall result, Life Business cash flows were negative R2.0 billion, largely as a result of new Group Business inflows being insufficient to offset the regular Group Business outflows, as well as higher terminations in Group Business of life-wrapped investment business. Individual Business flows were marginally positive in line with the prior period, whilst unit trust net flows at R0.6 billion were significantly higher.

Continued strong investment performance and improved equity markets underpinned growth in our unit trust sales.

Client funds under management at 31 March 2005 totalled R306 billion, an increase of 10% over the comparative position in 2004 (R277 billion), benefiting from higher market levels.

Strong investment performance continues

Investment performance remained strong, with OMAM(SA) ranked third out of eleven in the Alexander Forbes Manager Watch survey over one year to 31 March 2005 and third out of nine over three years. 99% over one year to 31 March 2005 and 95% over three years of funds managed by OMAM(SA) weighted by value outperformed their benchmarks.

Banking – South Africa

Recovery is on track

Nedcor issued a trading update for the first quarter of 2005, the full text of which can be accessed on Nedcor's website, *http://www.nedcor.com.*

Nedcor reported that trading for the quarter was in line with management expectations and that structural and strategic benefits continued to flow from actions taken in 2004. Much work remains to be done, but we are hitting the milestones we have set ourselves.

Net Interest Income (NII) up by 23%

NII increased to R2.0 billion for the quarter ended 31 March 2005, up by 23% over the prior year comparative. It continued to benefit from improved funding profile and hedging strategies, including uplift created from the rights offer cash received in May 2004, reduced expensive fixed rate funding, the repatriation of certain foreign capital and income earned on the proceeds of non-core investments sold during 2004. This positive performance was reflected in net interest margin of 3.1% for the first quarter ended 31 March 2005, compared to 2.8% for the comparative period in 2004.

Non Interest Revenue (NIR) marginally ahead

NIR of R1.7 billion was marginally higher than in the corresponding period in 2004 (R1.6 billion). Deal flow improved in the latter part of the trading period and the Nedbank Capital pipeline of potential transactions remains strong.

Assets up 8%

Average total assets increased by 8% to R324 billion and average interest earning assets increased 8% to R265 billion compared to the position at March 2004.

General Insurance – South Africa

Strong underwriting performance

Mutual & Federal has issued a trading update on the first quarter 2005 today, the full text of which can be accessed on Mutual & Federal's website, *http://www.mf.co.za.*

In a market characterised by softening terms and rates, Mutual & Federal has maintained its prudent underwriting standards. Despite pressure on premium rates, satisfactory levels of underwriting profitability have been achieved.

The company has not been able to achieve premium growth in the Commercial Division (including the Corporate Business Division), whilst growth in the Personal Division has been in line with inflation levels. The Risk Finance Division has, however, continued to grow strongly.

Life Business – United States

Strong APE growth continues, up 22%

Total US life sales for the first quarter of 2005 were $126 million (31 March 2004: $103 million) on an APE basis, an increase of 22% over the equivalent period in 2004. Whilst annuity lines have shown modest growth, sales of both life insurance coverage products and, through OMNIA, offshore annuity products have continued to be strong, delivering growth of 68% and 88% respectively over the equivalent period in 2004. Life sales have benefited from the continued development of the business's service platform, continuing building of relationships within MGA marketplace and product enhancements in the equity indexed universal life market during 2004. OMNIA sales have received a boost from the withdrawal of a competitor, but also reflect strengthening relationships with major bank distributors.

Margins significantly up at 24%

The value of new business at US life for the first quarter of 2005 increased to $31 million (31 March 2004: $16 million) at a significantly improved margin of 24% compared to the 15.5% achieved for the same period in 2004.

Funds under management at 31 March 2005 increased by 23% to $18.3 billion from $14.9 billion at 31 March 2004 and by $1 billion since 31 December 2004. The business remains on track for capital self-sufficiency in 2007.

Asset Management – United States

Excellent net fund flows: $9.4 billion

Funds at our US asset management business increased by 5% to $194.5 billion at 31 March 2005 from $184.6 billion at 31 December 2004.

Positive net inflows of client assets for the quarter contributed a record high of $9.4 billion (31 March 2004: $2.2 billion), including $2 billion of cash collateral assets, driven by several new mandates and a reduction in client outflows. Sales of businesses in Japan accounted for a reduction of $0.2 billion of funds under management. Market action accounted for the remaining increase of $0.7 billion.

Steady progress has been made on our retail initiative as we continue to build this platform, with year to date gross sales of $217 million. We have also progressed with our alternative investment initiative, and formed a new affiliate, 2100 Capital, which will shortly provide a range of alternative investment strategies. These two initiatives increase expenses in the short term, but position us well for future growth.

United Kingdom

Strong organic growth continues

Funds under management at our UK operations rose to £4.6 billion at 31 March 2005, a 15% increase over the position at 31 March 2004. Strong sales at Selestia of £138 million (31 March 2004: £105 million), brought its total assets under management to £866 million (31 March 2004: £386 million). OMAM(UK) has achieved net cash inflows of £166 million for the first quarter of 2005 compared to net cash outflows of £15 million for the first quarter of 2004. Net cash flow for OMAM(UK) and Selestia for the first quarter (£296 million) exceeded the comparable figure for the whole of 2004 (£215 million).

Julian Roberts
Group Finance Director

11 May 2005

Old Mutual plc May 2005 - Trading Statement Supplementary Disclosure

1.0 OLD MUTUAL GROUP	2004			
Funds under Management	**Q1**	**H1**	**Q3**	**FY 2004**
Sterling (bn)	128	130	134	140
Rand (bn)	1,484	1,469	1,564	1,520
US Dollars (bn)	235	235	242	268
Life Assurance Sales				
Sterling (mn)	112	262	135	546
Rand (mn)	1,394	3,169	1,564	6,440
US Dollars (bn)	207	477	251	1,001
Embedded value per share				
Sterling (p)	-	113.8	-	139.1
Rand (cent)	-	1,286	-	1,508
US Dollars (cent)	-	207.1	-	266.5

1.0 OLD MUTUAL GROUP	2005	Change	% change
Funds under Management	***Q1***	**Q1,05 v Q1,04**	
Sterling (bn)	143	15	12%
Rand (bn)	1,686	202	14%
US Dollars (bn)	270	35	15%
Life Assurance Sales			
Sterling (mn)	134	22	19%
Rand (mn)	1,520	126	9%
US Dollars (bn)	253	46	22%
Embedded value per share			
Sterling (p)	137.0		
Rand (cent)	1,614		
US Dollars (cent)	258.7		

Old Mutual plc May 2005 - Trading Statement Supplementary Disclosure

1.1 GEOGRAPHICAL ANALYSIS

Funds under Management*	2004			
South Africa	**Q1**	**H1**	**Q3**	**FY 2004**
OMSA (incl. OMI)	315	299	323	345
Nedcor	111	91	93	72
M&F	4	4	4	4
Total (Rbn)	430	394	420	421
Total £bn	37	36	36	39
US				
US Life	15	16	17	17
USAM (excl. US Life)	145	148	152	168
Total ($bn)	160	163	168	185
Total £bn	86	90	93	97
UK & ROW (£bn)	5	5	5	5
Total £bn	**128**	**130**	**134**	**140**

*** Figures exclude mutual funds consolidated as per IAS**

Funds under Management*	2005	Change	% change
South Africa	***Q1***	**Q1,05 v Q1,04**	
OMSA (incl. OMI)	341	26	8%
Nedcor	72	(39)	-35%
M&F	5	0	11%
Total (Rbn)	418	(13)	-3%
Total £bn	35	(2)	-4%
US			
US Life	18	3	23%
USAM (excl. US Life)	176	31	22%
Total ($bn)	195	35	22%
Total £bn	103	16	19%
UK & ROW (£bn)	5	1	17%
Total £bn	**143**	**15**	12%

*** Figures exclude mutual funds consolidated as per IAS**

2.0 SOUTH AFRICA (Rm)
Old Mutual South Africa

	2004					
	Q1	Q2	H1	Q3	Q4	FY 2004
Sales on an annual premium equivalent basis	**655**	**772**	**1429**	**793**	**862**	**3083**
BY PRODUCT (Rm)						
INDIVIDUAL						
Savings	111	117	228	106	136	471
Protection	4	2	5	2	1	9
Group Schemes	0	0	1	0	0	1
Annuity	38	38	76	43	44	164
Old Mutual International	32	33	66	36	46	148
Total Single	**185**	**190**	**376**	**188**	**229**	***792***
Total Single excl. OMI	**153**	**157**	**310**	**152**	**182**	**644**
Savings	144	144	288	159	158	605
Protection	134	138	272	186	185	643
Group Schemes	131	157	288	171	151	610
Old Mutual International	6	2	8	4	0	12
Total Recurring	**415**	**441**	**856**	**520**	**494**	**1870**
Total Recurring excl. OMI	**409**	**439**	**848**	**516**	**494**	**1857**
Total Individual sales	**600**	**631**	**1231**	**708**	**723**	**2662**
Total Individual sales excl. OMI	**562**	**596**	**1158**	**668**	**676**	**2502**

	2005	Change	% change
	Q1	Q1,05 v Q1,04	
Sales on an annual premium equivalent basis	**725**	71	11%
BY PRODUCT (Rm)			
INDIVIDUAL			
Savings	109	(3)	-2%
Protection	3	(1)	-22%
Group Schemes	0	0	n/a
Annuity	39	2	5%
Old Mutual International	40	7	22%
Total Single	**191**	6	3%
Total Single excl. OMI	**151**	(1)	-1%
Savings	165	22	15%
Protection	138	3	2%
Group Schemes	116	(14)	-11%
Annuity	0	0	n/a
Old Mutual International	1	(5)	-83%
Total Recurring	**420**	5	1%
Total Recurring excl. OMI	**419**	11	3%
Total Individual sales	**612**	11	2%
Total Individual sales excl. OMI	**571**	9	2%

Old Mutual plc May 2005 - Trading Statement Supplementary Disclosure

2.0 SOUTH AFRICA (Rm) cont.

Old Mutual South Africa

	2004 Q1	2004 Q2	2004 H1	2004 Q3	2004 Q4	FY 2004
GROUP						
Savings	38	50	89	32	77	198
Annuity	9	7	16	13	13	42
Total Single	**48**	**57**	**105**	**45**	**90**	**240**
Savings	3	24	27	10	25	62
Protection	3	62	66	30	24	120
Total Recurring	**6**	**86**	**93**	**40**	**49**	**182**
Total Group	**55**	**143**	**198**	**85**	**139**	**422**
Value of new business (excl. OMI)	87	177	264	194	261	719
Margins % (excl. OMI)	13%	24%	19%	22%	32%	25%
SA Client Funds under Management (Rbn)	277	271	271	293	312	312
Unit Trust Sales	1,133	894	2,027	1,226	1,751	5,004

Old Mutual South Africa

	2005 Q1	Change Q1,05 v Q1,04	% change Q1,05 v Q1,04
GROUP			
Savings	60	21	55%
Annuity	29	20	207%
Total Single	**89**	**40**	**83%**
Savings	4	1	35%
Protection	21	18	n/a
Total Recurring	25	19	306%
Total Group	**114**	**59**	109%
Value of new business (excl. OMI)	92	5	5%
Margins % (excl. OMI)	13%	0%	-3%
SA Client Funds under Management (Rbn)	306	29	10%
Unit Trust Sales	1,707	574	51%

Old Mutual plc May 2005 - Trading Statement Supplementary Disclosure

2.0 SOUTH AFRICA (Rm) cont.

Nedcor *	2004 Q1	2004 Q2	2004 H1	2004 Q3	2004 Q4	FY 2004
Net Interest Income	1,652	1,943	3,595	1,921	2,066	7,582
Non-Interest Revenue	1,631	1,864	3,495	1,941	2,500	7,936
Interest margin %	2.80%	3.32%	3.06%	3.26%	3.14%	3.13%

Nedcor *	2005 Q1	Change Q1,05 v Q1,04	% change Q1,05 v Q1,04
Net Interest Income	2,026	374	23%
Non-Interest Revenue	1,713	82	5%
Interest margin %	3.10%	0.30%	

*SA IAS basis

Mutual & Federal	2004 Q1	2004 Q2	2004 H1	2004 Q3	2004 Q4	FY 2004
Gross Premiums (Rm)	1,894	1,698	3,592	2,001	1,767	7,360
Earned Premiums (Rm)	1,515	1,623	3,138	1,815	1,783	6,736

*SA IAS basis

Mutual & Federal	2005 Q1	Change Q1,05 v Q1,04	% change Q1,05 v Q1,04
Gross Premiums (Rm)	2,060	166	9%
Earned Premiums (Rm)	1,727	212	14%

Old Mutual plc May 2005 - Trading Statement Supplementary Disclosure
3.0 US BUSINESSES

US Life	2004					FY 2004
	Q1	Q2	H1	Q3	Q4	
Fixed Annuities	5	3	8	2	2	11
Immediate Annuities	11	30	41	21	23	85
Equity indexed annuities	48	71	120	61	54	234
Life	20	28	48	28	34	111
OMNIA	7	10	18	12	9	39
Corporate/FHLB	12	5	17	-	4	21
Total Product - APE $mn	**103.2**	**147.7**	**250.9**	**124.6**	**126.0**	**501.6**
Margins %	15.5%	26.0%	21.6%	23.6%	23.0%	23.0%
Value of new business $mn	16.0	38.4	54.4	29.4	29.2	113
Funds under Management $bn	14.9	15.3	15.3	16.3	17.3	17.3

US Life	2005	Change	% change
	Q1	Q1,05 v Q1,04	
Fixed Annuities	1.2	(3.6)	-75%
Immediate Annuities	15	4.0	36%
Equity indexed annuities	54.3	6.2	13%
Life	34	13.8	68%
OMNIA	13.9	6.5	88%
Corporate/FHLB	7.5	(4.2)	-36%
Total Product - APE ($mn)	**125.9**	**22.7**	**22%**
Margins %	24.3%	8.8%	n/a
Value of new business ($mn)	30.6	14.6	91%
Funds under Management ($bn)	18.3	3.4	23%

US Asset Management - $bn	2004					FY 2004
	Q1	Q2	H1	Q3	Q4	
Gross cashflows	9.2	11	20.2	9	12.4	41.6
Net client cashflow	2.2	3.0	5.2	3.3	3.8	12.3
Fund under management	160.0	163.4	163.4	168.4	184.6	184.6

US Asset Management - $bn	2005	Change	% change
	Q1	Q1,05 v Q1,04	
Gross cashflows	14.7	5.5	60%
Net client cashflow	9.4	7.2	327%
Fund under management	194.5	34.5	22%

Old Mutual plc May 2005 - Trading Statement Supplementary Disclosure

4.0 UK	2004					FY 2004
	Q1	**Q2**	**H1**	**Q3**	***Q4***	
Fund under management: £bn						
OMAM (UK)	3.4	3.3	3.3	3.3	3.4	3.4
Other	0.6	0.7	0.7	0.8	0.8	0.8
Net Cashflows £m						
OMAM (UK)	(15.0)	(84.1)	(99.1)	(14.7)	(67.0)	(180.8)
Selestia	98.0	86.0	184.0	104.7	106.8	395.5
Selestia Sales £m	104.7	92.6	197.3	111.8	114.4	423.5

4.0 UK	2005	Change	% change
	Q1	**Q1,05 v Q1,04**	
Fund under management: £bn			
OMAM (UK)	3.7	0.3	9%
Other	0.9	0.3	50%
Net Cashflows £m			
OMAM (UK)	165.7	180.7	n/a
Selestia	130.1	32.1	33%
Selestia Sales £m	138.3	33.6	32%

5.0 Economic Statistics	2004			FY 2004
Exchange rates	**Q1**	**H1**	**Q3**	
GBP/ZAR				
Average rate	12.41	12.15	11.97	11.79
Closing rate	11.61	11.30	11.71	10.85
GBP/USD				
Average rate	1.84	1.82	1.82	1.83
Closing rate	1.84	1.81	1.81	1.92
USD/ZAR				
Average rate	6.76	6.67	6.57	6.44
Closing rate	6.31	6.23	6.46	5.66

5.0 Economic Statistics cont.

	2004			FY 2004
World Indices	**Q1**	**H1**	**Q3**	
MSCI World Index	1,059	1,063	1,048	1,169
MSCI EAFE	1,337	1,328	1,318	1,515
US Indices				
S&P 500	1,126	1,141	1,115	1,212
Nasdaq Composite	1,994	2,048	1,897	2,175
Russell 1000 Growth	471	479	453	493
Russell 1000 Value	592	593	599	657
Dow Jones Industrial	10,358	10,435	10,080	10,783
Ryan 5 Year Fixed Income	830	803	825	821
S&P Barra Value	568	569	572	626
Other Indices				
UK FTSE 100	4,386	4,464	4,571	4,814
UK ALSI	2,197	2,229	2,272	2,411
TSE/JSE Africa All Share Index	10,693	10,109	11,761	12,657
JSE/FTSE Life Insurance Index	8,989	8,846	10,356	11,767
FTSE Life Insurance Index	3,856	4,045	3,998	4,450

5.0 Economic Statistics	2005	% change
Exchange rates	**Q1**	
GBP/ZAR		
Average rate	11.35	-9%
Closing rate	11.78	1%
GBP/USD		
Average rate	1.89	3%
Closing rate	1.89	3%
USD/ZAR		
Average rate	6.00	-11%
Closing rate	6.24	-1%
World Indices		
MSCI World Index	1,151	9%
MSCI EAFE	1,504	12%
US Indices		
S&P 500	1,181	5%
Nasdaq Composite	1,999	0%
Russell 1000 Growth	472	0%
Russell 1000 Value	654	10%
Dow Jones Industrial	10,504	1%
Ryan 5 Year Fixed Income	811	-2%
S&P Barra Value	607	7%
Other Indices		
UK FTSE 100	4,894	12%
UK ALSI	2,458	12%
FTSE/JSE Africa All Share Index	13,299	24%
JSE/FTSE Life Insurance Index	12,166	35%
FTSE Life Insurance Index	4,692	22%



OLD MUTUAL | plc

Innovating
Investing
Delivering
Empowering

OLD MUTUAL PLC ANNUAL REPORT AND ACCOUNTS 2004

the strength of diversity of focus

We are an international financial services group, whose activities are focused on asset gathering and asset management. We offer a diverse range of financial services in three principal geographies, South Africa, the United States and the United Kingdom. We have a talented team across all of our regions, sharing skills to help deliver our vision.

Contents

Financial Highlights

£956m

> Adjusted operating profit* up 47% to £956 million (2003: £650 million), and up 40% to R11,296 million (2003: R8,041 million)

£908m

> Operating profit: £908 million (2003: £475 million), R10,711 million (2003: R5,884 million)

15.3p

> Adjusted operating earnings per share* up 53% to 15.3p (2003: 10.0p), and up 46% to 181.1c (2003: 123.8c)

14.1p

> Basic operating earnings per share: 14.1p (2003: 8.0p), 166.2c (2003: 99.1c)

£140bn

> Funds under management: £140 billion (2003: £125 billion), an increase of 12%, R1,520 billion (2003: R1,495 billion)

139.1p

> Adjusted embedded value per share: 139.1p, R15.08 at 31 December 2004 (2003: 104.6p, R12.49)

19.1%

> Return on equity: 19.1% (2003: 14.4%**)

13%

> Final dividend increased by 13% to 3.5p making 5.25p for the year***

Wherever the items asterisked in the Financial Highlights are used, whether in the Financial Highlights, the Chairman's Statement, the Chief Executive's Statement or the Group Business Review, the following apply:

* Adjusted operating profit represents the directors' view of the underlying performance of the Group. For life assurance and general insurance businesses, adjusted operating profit is based on a long term investment return and includes investment returns on own shares held within the policyholders' funds. For banking business, adjusted operating profit excludes the loss on disposal of investment in Dimension Data Holdings plc, restructuring and integration costs and the transitional impact of the change in credit provisioning methodology. For all businesses, adjusted operating profit excludes goodwill amortisation and impairment, and fines and penalties.

Adjusted operating earnings per share is similarly based, but is stated after tax and minority interests, with the calculation of the weighted average number of shares including own shares held in policyholders' funds.

The segmental analysis has been prepared on a gross of inter-segment transactions basis.

** Comparative figures have been restated to reflect the adoption of Urgent Issues Taskforce Abstract 38 "Accounting for ESOP Trusts".

*** The dividend recommended (final 3.5p per share, making 5.25p per share for the year) will be converted, for payment to shareholders on the branch registers and the Namibian section of the principal register, into local currencies at exchange rates ruling at the close of business on 31 March 2005 (or 30 March 2005 in the case of Zimbabwe).

A year of delivery...

The Company achieved strong results in 2004 with profit, earnings per share, assets under management and embedded value all increased. A return on equity of 19.1% and net cash inflow at our US business of $12.3 billion further demonstrate the power underlying this performance.

Adjusted embedded value (£ or R million)



£5,465
R61,831
£3,437
R59,883
£3,828
R52,890
£4,015
R47,929
£5,359
R58,134
2000
2001
2002
2003
2004
Shareholders' adjusted net worth
Value of in-force business
Market value adjustments

New business annual premium equivalent (£ or R million)



UK
£25
USA
£274
SA
£247
UK
R291
USA
R3,225
SA
R2,924

2004: £546 **2004: R6,440**

Year	£ million	R million
2000	338	3,556
2001	361	4,546
2002	557	8,791
2003	529	6,532
2004	**546**	**6,440**

Dividend per share

5.25p
58.5c***

Year	p	c
2000	4.70	49.5
2001	4.80	72.3
2002	4.80	66.0
2003	4.80	56.0
2004	**5.25**	**58.5*****

*** Indicative only

Adjusted operating profit for 2004 (£ or R million)


£911
R9,585
£856
R10,601
£724
R11,431
£650
R8,041
£956
R11,296
2000
2001
2002
2003
2004

Funds under management 2004


£140bn
R1,520bn
UK
USA
SA
UK
USA
SA

Year	£ billion	R billion
2000	168	1,903
2001	143	2,489
2002	123	1,704
2003	125	1,495
2004	**140**	**1,520**



I retire this year, knowing that the business is in good hands and set fair for the future

Mike Levett, Chairman

DEAR SHAREHOLDER,
Old Mutual's results rebounded in 2004, with good performances from all businesses, and as a result earnings per share increased by 53% to 15.3 pence, a very pleasing outcome.

On behalf of the Board and all the Company's shareholders, I would like to thank management and employees in each business for their continued dedication and commitment to the Group.

This commitment will ensure that your Company is well placed to continue to build in the future on the momentum that has been created.

Investment performance was strong at Old Mutual South Africa, benefiting sales of unit trusts, and our South African general insurance business, Mutual & Federal, had a spectacularly good result. Nedcor is well on the recovery path that we have outlined. We are continuing to develop our plans in South Africa to address Black Economic Empowerment.

In the USA, our asset management business had a successful year, and we were able to resolve the regulatory issues that had arisen at Pilgrim Baxter & Associates, Ltd. Our US life business continued to write a significant amount of new business.

In the UK our asset management operations continued to make good progress.

DIVIDEND
Your directors are proposing a final dividend of 3.5p per share, in line with our progressive dividend policy, making a total dividend for the year of 5.25p per share, an increase of 9.4%.

ANNUAL GENERAL MEETING 2005
There are a number of items of special business included in the agenda for our AGM, which is to be held at our offices in London on 11 May 2005. The notice of the AGM is set out on pages 160 to 164. The explanatory notes accompanying that notice provide further details of these matters.

We are proposing that the existing authorities for the Company to buy back its shares on the five exchanges where they are listed be renewed for a further year at the AGM, and that the Company be authorised to hold any shares that are bought back in treasury, as permitted by UK company law, as an alternative to their being cancelled. The equivalent authorities were not activated during 2004, and we have no immediate plans to use them in the forthcoming year, but they do provide the Company with desirable flexibility in its capital management.

The directors recommend that you vote in favour of all of the items of business at the AGM, as they intend to do in respect of their personal shareholdings in the Company.

BOARD
Chris Liebenberg retired from the Board in October 2004, having served as a non-executive director of the Company since 1999. I am most grateful to him for his contribution to the Group, and wish him a long and happy retirement.

Russell Edey joined the Board as a non-executive director in June 2004 and we have also appointed Wiseman Nkuhlu as a non-executive director with effect from 1 March 2005. I am delighted to welcome them to the Board.

I shall be retiring as Chairman of the Company at the end of the AGM on 11 May 2005, thereby ending over 46 years with the Group. During that period Old Mutual has transformed itself from a major Southern African mutual life assurer into the international financial services group it is today. No greater changes have happened during that time than those that have occurred since the Group demutualised and listed in 1999, which was the springboard for our subsequent international development. At the end of 2004, 38% of the Group's net assets were in countries other than South Africa and 52% of the value of life new business came from those countries during the year.

I have no doubt that the decision to demutualise and seek a primary listing on the London Stock Exchange was the right one, and this year's figures clearly demonstrate this.

Your Company is financially strong, with a high return on equity, talented management and staff, and a dedicated Board. I retire this year, knowing that the business is in good hands and set fair for the future.

I wish my successor as Chairman, Chris Collins, the Board and all others involved with Old Mutual good fortune as the Group continues to develop in the years ahead.

Mike Levett
Chairman
28 February 2005

Delivering performance



We have established a momentum in our business that has the potential to take us much further, as we pursue our ambition to build a world class financial services group

Jim Sutcliffe, Chief Executive

We are using our high quality and powerful SA base to create an international financial services company

UK

> The UK and RoW adjusted operating profit[1] grew to £42 million in 2004.

> Our UK asset management business, OMAM (UK), and leading-edge funds supermarket, Selestia, are now well established.

> OMAM (UK) had £3.4 billion of assets under management at the end of 2004 and is well positioned for growth.

> Selestia was on track in terms of sales, with inflows of £423 million during 2004.



USA

> Our US life business produced over half our life assurance sales and hit new highs. New premiums reached our target of $4 billion with a margin of 23% of APE.

> US asset management produced excellent investment performance, with 72% of assets outperforming their customer benchmarks on a three-year basis.

> Positive equity markets boosted assets under management by 20% to $185 billion.

> Strong net cash flows in the USA resulted in total funds under management rising by 12% to £140 billion.

SA

> We had another very profitable year at our OMSA business and the return on equity, at 24%, continued to be at the high end of our target range. Total funds under management at OMSA increased by 15% to R312 billion.

> Gross sales of unit trusts were up by 52%. Our direct sales force grew and produced an increasing volume of business.

> Nedcor achieved the milestones promised at the time of its rights issue. Tier 1 solvency exceeded the 7.5% goal.

> Mutual & Federal had an excellent year, with an outstanding 7.8% underwriting ratio and a return on equity of 24%.

[1] Excluding other shareholders' expenses and debt service costs.

GROUP RESULTS

2004 has seen us make significant progress. Adjusted operating earnings per share rose by 53% in Sterling and 46% in Rand, with each major business making a significant contribution. Our South African life business produced its usual strong profit contribution with return on capital of 24%. Nedcor made good progress in its recovery and a welcome return to profitability, while Mutual & Federal performed strongly as the short term insurance cycle reached its peak. Our US businesses increased their combined adjusted operating profit by 25% to $337 million.

Overall, our adjusted embedded value per share rose by 33% to 139.1p and by 21% to R15.08. Good earnings, the recovery in Nedcor's share price and rising equity markets all contributed. The operating return on embedded value was 19.4% and return on equity for our business rose from 14.4% to 19.1%, reflecting the progress in the business and tight capital management.

BUSINESS PERFORMANCE AND DEVELOPMENT

Our US life business now accounts for roughly half of our life new business. Sales were up 29% on an Annual Premium Equivalent (APE) basis to $501 million and, as a result, assets under management in this business grew from $13.3 billion to $17.3 billion. Margins remained at historically high levels under helpful interest rate conditions. We continued to innovate and adapt our product range to changing customer needs, particularly in the equity index annuity and mortgage term insurance markets. In order to bolster our ratings in support of this growth, we added a further $200 million of capital in December, making a total of $300 million for the year. We successfully finalised the transfer of our outsourced back-office functions in order to reduce costs and improve service to customers and agents. We expect our US life business to start paying dividends in 2007.

South African life sales fell by 10%, impacted by disappointing Employee Benefit sales, and we did not recover as well as we hoped in the broker market. More encouragingly, our Personal Financial Advisors (PFA) sales force grew by 14% to over 2,600, individual single premium sales were up 16% and unit trust sales were up 52% to R5.0 billion. Group Schemes sales were up by 10%, and our overall South African life margins remained unchanged at 25%.

Investment performance at Old Mutual Asset Managers (OMAM) South Africa was good – we came top in the Alexander Forbes Global Manager Watch (Large) Survey and 50% of our unit trusts performed in the top quartile of their comparator groups. Our new investment product, *Max Investments*, which brings the best of the unit trust and life assurance worlds to the customer, was the first product of its type to be launched in the South African market in November. Total funds under management at Old Mutual South Africa (OMSA) increased by 15% to R312 billion.

Nedcor achieved the milestones promised at the time of its rights issue. Tier 1 solvency exceeded the 7.5% goal and new governance is working effectively to control risks. The new management team is in place, with a clearly defined strategy. Profits met our targets for the year and, although growth was subdued overall, there were some notable successes – bancassurance sales rose 57% for example. Our objective remains a 20% return on equity at Nedcor by 2007.

Mutual & Federal had an excellent year, producing an outstanding 7.8% underwriting ratio and a return on equity of 24%. Its reputation for quality service was maintained and it won the three most prestigious customer service awards in the general insurance industry.

We have been working hard to complete the Black Economic Empowerment (BEE) ownership plans that are so important for the growth of all our South African businesses, and expect to be able to make a firm announcement on our detailed plans in this area in the near future.


Corporate Investment
Insurance
Asset Management
Healthcare
Old Mutual Financial Services
Old Mutual South Africa
Unit Trusts
Integrity
Respect
Accountability
Pushing beyond Boundaries
Personal Banking
Nedcor
Mutual & Federal
General Insurance
Capital Management
US Asset Management
US Life
Fixed Income
Life Assurance
Value Equity

Our US asset management business continued to produce excellent investment performance, with 72% of assets outperforming their customer benchmarks on a three-year basis. The developing strength of our distribution effort, combined with underlying investment performance, delivered $12.3 billion in net client cash flow which, together with positive equity markets, boosted assets under management by 20% to $185 billion. Almost two-thirds of Group assets under management are now for the account of US clients.

Our UK start-up businesses produced positive results. Selestia, in only its third year of operation, had sales of £423 million, and continued to win awards for its South African built systems and service to independent financial advisors. OMAM (UK) again won accolades for its investment performance, and attracted high margin hedge fund investors to replace unit trust funds withdrawn by Gerrard clients.

Our fledgling business in India is making steady progress and we now have over 40 branches. We have also established a representative office in Beijing to facilitate a Chinese life joint venture in due course.

Mike Levett's retirement this year is in many ways the end of an era for the Group. He has served Old Mutual with distinction for over 46 years and has overseen the transformation of the business into its current powerful form. Along with all my colleagues, I thank him for his great contribution to Old Mutual and wish him a well-earned, happy retirement.

OUTLOOK

Market conditions in our industry are favourable at present, and the South African economy is strong. The momentum we have built up is expected to continue into 2005, although we will spend further amounts on the growth of our US asset management business and SA life distribution systems. We expect Nedcor to make steady progress towards its 2007 goal for return on equity. Old Mutual has shown that it is well able to prosper as an international financial services company, and we look forward to the next phase of our journey with confidence.

Jim Sutcliffe
Chief Executive
28 February 2005

Our Group values of Integrity, Respect, Accountability and Pushing beyond Boundaries are central to our diverse businesses

Outlook:

Strategy

- *Our strategy has not changed. We are using our high quality and powerful South African base to create an international financial services company. More than half our life sales and nearly three-quarters of our asset management clients are now in the USA and the UK.*
- *Our core industry is the management of money. We provide high quality investment skills to build and protect client assets.*
- *We are focused on the specific needs of our client base in whichever market we operate. We are built for organic growth as well as being able to take on strategic opportunities as they arise. We aim to build on our skills and potential in each of our markets.*

Priorities

- *In the UK our asset management businesses and leading-edge fund supermarket are now well established – exploitation of these skills is our top organic priority. In India, we have over 40 branches and in China we have a representative office – fledgling businesses under development for the long term.*
- *In the USA we are committed to growing our life business at a level that will produce a dividend in 2007. In asset management, the building of our load fund platform is well underway and a top organic priority. Adding new affiliates with new investment styles to take advantage of changing customer needs is at the top of our strategic agenda.*
- *Mutual & Federal is investing in better data management systems and claims handling arrangements to prepare for the downward pressure on rates. Nedcor has a clear five-point plan. At OMSA, our priority is attracting more customers by improving standards of investment and quality of products, as well as building our sales capability.*

Value creation

- *Old Mutual is in a very different position today from three years ago. We have sold non-core businesses and a number of asset management companies. We have resolved some difficult problems and established common metrics, values and methodologies around the Group.*
- *Organic growth has the potential to increase our profitability in the USA and ensure that the international diversity of the Group continues to develop. Our ambition remains to create value by becoming a world class international financial services company.*
- *Producing high returns on equity, returns on assets and returns on embedded value, and growing the base from which these are derived, are key focuses for the future.*



Operating earnings, at just short of £1 billion, have increased by 47% in Sterling due to good progress from all businesses, none more so than Nedcor where recovery is making good progress

Julian Roberts,
Group Finance Director

Group Finance Director's Review

GROUP RESULTS

2004 EPS up by 53% to 15.3p
Strong delivery across all businesses contributed to an increase of 47% in adjusted operating profit before tax to £956 million. Adjusted operating profit after tax and minority interests increased by 54% from 2003 to £574 million in 2004, resulting in a 53% increase in adjusted operating earnings per share to 15.3p for 2004. The basic earnings per share is 14.1p (2003: 8.0p), representing a 76% increase.

Operating profit on ordinary activities before tax increased to £908 million compared to a profit of £475 million in 2003.

Funds under management and fund flows
During 2004 funds under management increased by 12% from £125 billion to £140 billion. Our international diversity delivered strong net cash flows (increased from £1.8 billion in 2003 to £5.3 billion in 2004) as strong performances by our US and UK businesses more than offset weak flows in South Africa.

Achieved profits
The Group's adjusted operating profit on an achieved profits basis of £1,111 million increased by 57% from £707 million in 2003. Adjusted operating profit for life assurance of £749 million was up by 25% from £600 million in 2003, driven by increased new business in the USA and improved experience variances in South Africa. Adjusted operating earnings per share on an achieved profits basis rose from 10.8p to 19.1p. Achieved profits equity shareholders' funds (adjusted for own shares held in policyholders' funds and to bring listed Group subsidiaries to market value) of £5,359 million at 31 December 2004 increased by 33% from £4,015 million at 31 December 2003. This benefited from an improvement in the Rand exchange rate, an increase in the share prices of Nedcor and Mutual & Federal and the impact of the Nedcor rights issue.

Adjusted embedded value per share (before dividends) up by 37%
Adjusted embedded value (EV) per share at 31 December 2004 was 139.1p after dividends (143.8p before dividends) representing a growth in EV per share before dividends of 37% over 2003. EV per share has benefited from the strong result for the year including the recovery at Nedcor, increased Group net cash flows, higher market levels and a stronger Rand offset by a weaker US Dollar.

Capital
The Group's gearing level remains favourable, with senior debt gearing at 31 December 2004 of 11.0% (14.7% at 31 December 2003) and total gearing, including hybrid capital, of 16.5% (21.7% at 31 December 2003). Hybrid capital excludes hybrid debt from banking activities and includes the $750 million of Guaranteed Cumulative Perpetual Preferred Securities issued during 2003 that are reported as part of non-equity minority interests in the financial statements.

Senior debt gearing is defined as senior debt over senior debt plus adjusted embedded value on an achieved profits basis. Senior debt excludes debt from banking activities and is net of cash and short term investments which are immediately available to repay debt. Total gearing is similarly based, but includes hybrid capital instruments within debt.

Strong support from Old Mutual ensured that the Nedcor rights issue completed in May 2004 was a success, raising R5.2 billion. That issue, together with repatriation of surplus foreign capital and other management actions, strengthened Nedcor's capital base resulting in a capital adequacy ratio at 31 December 2004 of 12.1% (10.1% at 31 December 2003).

The Group's shareholding in Mutual & Federal increased to 88% early in 2004 as a result of the offer to acquire the outstanding minority interests, which resulted in acceptances representing 37% of Mutual & Federal's issued share capital. Following that transaction, Mutual & Federal paid a special dividend of R860 million, reducing its solvency margin, being the ratio of net assets to net premiums, to 53% at 31 December 2004 (61% at 31 December 2003). This remains comfortably above the minimum required to support current operations and to facilitate the future growth of the business.

The solvency ratios of the Group's major life businesses at 31 December 2004 remain well above the minimum statutory requirements, with South Africa's excess assets (after regulatory asset limitations) equivalent to 2.6 times the statutory minimum, and the US business at 299% of the risk-based capital requirement.

At 31 December 2004, the Group had in issue US$636 million 3.625% Convertible Bonds maturing on 2 May 2005, which are guaranteed by and convertible into ordinary shares in the Company at a conversion price of 190p per share and an exchange rate of one US Dollar to 69.52p Sterling.

During 2004, Old Mutual plc entered into a new £1.1 billion five-year multi-currency Revolving Credit Facility, which matures during May 2009, and cancelled its existing £900 million, US$600 million and US$60 million Revolving Credit Facilities. The new facility was undrawn at 31 December 2004.

Old Mutual is now twelve months into a Group-wide Economic Capital (EC) Programme. Once completed, this will significantly improve the Group's ability to measure risk and business performance. It will also improve transparency and communication with regulators, ratings agencies and investors. Early results are highly encouraging, showing the Group's available financial resources to be well above the EC required for our target rating.

Since 1 January 2005 the Group has met the minimum capital resources requirement under the Financial Groups Directive which applies to UK-based financial conglomerates.

Taxation

The Group's effective tax rate (based on the tax charge as a proportion of adjusted operating profit) of 25% decreased from 34% in 2003. This is primarily as a result of the much improved profitability at Nedcor. In 2003 the Group's effective rate was higher due to Nedcor's non-tax deductible expenses, which were relatively fixed amounts on a very low profit base.

International Financial Reporting Standards (IFRS)

Implementation of IFRS across the Group is currently nearing completion. We are planning to publish a restatement of our 2004 year-end income statement and balance sheet under IFRS in May 2005. The aspects of IFRS that will most impact the Group, in common with our peers, are those that deal with financial instruments and insurance and investment contracts. Currently there are a few remaining points of clarity regarding the final version of certain elements of IFRS and interpretation of a number of principles. We anticipate that these points will be resolved before publication of our 2004 numbers restated under IFRS in May.

European Embedded Value (EEV)

The Group has continued to publish supplementary information on an achieved profits basis for the 2004 financial year. We support the new EEV proposals that have been developed by the European CFO Forum with the purpose of increasing comparability and uniformity in EV reporting. We are currently assessing the impact of those new proposals and for the 2005 interim announcement we will discontinue publishing information on an achieved profits basis and commence reporting in line with EEV. We continue to be committed to monitoring our business on an EV basis as we see this as a key indicator of long-term value.

Dividend

The directors of Old Mutual plc are recommending a final dividend for the year ended 31 December 2004 of 3.5p per share (making a total of 5.25p for the year, an increase of 9.4% over 2003). The indicative Rand equivalent of this final dividend is 38.0c*** (making a total of 58.5c*** for the year, an increase of 4.5%).

The record date for this dividend payment is the close of business on Friday, 22 April 2005 for all the Exchanges where the Company's shares are listed. The last day to trade cum-dividend on the JSE Securities Exchange South Africa (JSE), the Namibian and the Malawi Exchanges will be Friday, 15 April 2005, on the Zimbabwe Stock Exchange, Thursday, 14 April 2005, and on the London Stock Exchange, Tuesday, 19 April 2005. The shares will trade ex-dividend from the opening of business on Monday, 18 April 2005 on the JSE, the Namibian and the Malawi Exchanges, from the opening of business on Friday, 15 April 2005 on the Zimbabwe Stock Exchange, and from the opening of business on Wednesday, 20 April 2005 on the London Stock Exchange.

Shareholders on the South African, Zimbabwe and Malawi branch registers and the Namibian section of the principal register will be paid the local currency equivalent of the dividend under the dividend access trust arrangements established in each country. Local currency equivalents of the dividend will be determined by the Company using exchange rates prevailing at close of business on Thursday, 31 March 2005 (Wednesday, 30 March 2005 in the case of Zimbabwe) and will be announced by the Company on Friday, 1 April 2005.

Share certificates may not be dematerialised or rematerialised on the South African branch register between Monday, 18 April and Friday, 22 April 2005, both dates inclusive, and transfers between the registers may not take place during that period.

The final dividend is subject to approval at the Annual General Meeting of Old Mutual plc, which is to be held in London on Wednesday, 11 May 2005. Subject to being so approved, the final dividend will be paid on Tuesday, 31 May 2005.



Innovating
products and services

Business Review: South Africa

LIFE ASSURANCE & ASSET MANAGEMENT – OLD MUTUAL SOUTH AFRICA (OMSA)

Strong returns continue

Highlights (Rm)	2004	2003
Life assurance technical result	**3,697**	3,210
LTIR	**1,974**	2,198
Asset management	**544**	554
Adjusted operating profit	**6,215**	5,962
ROC (Life business)	**26%**	23%
Client funds (Rbn)	**312**	270

Adjusted operating profit comprises the life assurance technical result, the Long Term Investment Return (LTIR) of the shareholders' funds and the adjusted operating profit of the asset management businesses. The life assurance technical result increased by 15% to R3,697 million reflecting the positive impact of the strong South African equity market, favourable experience variances and the positive effect of assumption changes predominantly relating to mortality.

The LTIR of R1,974 million declined by 10% from R2,198 million in 2003. This reduction reflects our participation (R2.6 billion) in the Nedcor rights issue and the net impact (R0.6 billion) of our additional stake in Mutual & Federal, both of which were funded from OMSA's existing financial resources, thus negatively impacting the average shareholder assets used in the calculation. In addition, an increase in the cash component of the portfolio, coupled with the lower rates on cash, contributed towards the reduction of the LTIR.



Adjusted operating profit for the asset management businesses, excluding Nedcor, decreased to R544 million in 2004 from R554 million in 2003. Higher asset levels driven largely by the better performing South African equity market contributed positively. This has been offset by lower trading profit in the unit trust company resulting from changes in industry guidelines regarding trading in units, charges relating to the accounting treatment of share incentive arrangements, the cost of the acquisition of Quaystone mandates and the development of administration infrastructure.

Adjusted operating profit for OMSA increased by 4% to R6,215 million in 2004. The efficient use of capital and performance improvement of the life business resulted in the return on life allocated capital increasing to 26%.

Funds under management continue to grow

Client funds under management for the business increased by 15% from R270 billion to R312 billion. Within this, life assets were 9% higher, reflecting the equity market uplift partly offset by negative cash flows, whilst asset management assets were 31% higher, driven by strong market returns and positive client cash flow.

Total net client cash flow was a negative R4 billion, primarily due to net negative flows of R10 billion in Group Life business. This was offset by positive net cash flows of R6 billion in asset management, with Individual Life Business flows being broadly neutral.

Old Mutual Asset Managers (South Africa) (OMAM) delivered strong investment performance, being ranked first out of the eleven institutional asset managers in the Alexander Forbes Global Manager Watch (Large) Survey over the year ended December 2004. This represents an improvement from third position in the 2003 survey. Over three years OMAM was ranked third.

Rapid growth in unit trust sales

Unit trust sales increased by 52% from R3.3 billion in 2003, to R5.0 billion in 2004, reflecting more positive consumer sentiment towards unit trusts as investment vehicles. Unit trust investment performance was good, with eleven funds positioned in the top quartile of their respective peer groups and seven of these funds being top in their respective categories.

Total life sales impacted by weak Group Business

Total life sales, including Old Mutual International (OMI), on an APE basis for the period were R3,084 million, 10% lower than the comparative period in 2003, as Group Business sales continued to disappoint throughout the year. Individual Life Business sales were at similar levels to 2003 and Group Business significantly lower. Individual Business and Group Business contributed R2,662 million (2003: R2,632 million) and R422 million (2003: R809 million) respectively to this result.



Individual Life Business sales mixed

Individual APE (Rm)	2004	2003	Var %
Savings	**1,075**	1,138	(6%)
Protection	**651**	701	(7%)
Immediate annuity	**164**	125	31%
Group Schemes	**612**	556	10%
Total excl. OMI	**2,502**	2,520	(1%)
OMI	**160**	112	43%
Total incl. OMI	**2,662**	2,632	1%
– Single	**792**	686	16%
– Recurring	**1,870**	1,946	(4%)

Whilst Individual Life Business sales were at similar levels overall to 2003, the mix was different. Single premium sales were R792 million, 16% ahead of prior year, driven by strong sales growth in savings and annuity products. OMI's new international product range also led to significant growth in its single premium sales. Single premium sales growth was similar in both the agency and broker channels.

Recurring premium sales were R1,870 million, 4% below 2003, with sales through brokers, particularly of savings products, being markedly lower than in 2003. Reasons for the reduction in broker channel recurring premiums included the impact of regulatory changes, the establishment of broker networks, as well as media perceptions regarding the value provided by recurring premium investment products. In the case of recurring premium sales the performance in the agency channel was much stronger in the second half of the year, reflecting growth in agent manpower. Group Schemes sales were 10% higher overall than the prior year, although the second half sales were adversely affected by attrition in the sales force headcount, which finished the year some 12% lower than in June 2004.

Group Business sales disappoint

Group APE (Rm)	2004	2003	Var %
Savings	**260**	495	(47%)
Protection	**120**	86	41%
Annuity	**42**	228	(82%)
Total	**422**	809	(48%)
– Single	**240**	582	(59%)
– Recurring	**182**	227	(20%)

A low level of Group Business sales continued throughout 2004 with no material single premium flows, the exception being the protection business which increased by 41% to R120 million. Group Business single premiums fell 59% to R240 million; recurring premiums also decreased by 20% to R182 million. Group Business single premium sales arise principally from restructuring of benefit plans or the movement of existing assets between different providers. The time-consuming nature of pension fund surplus apportionments (a legislative requirement) and a slow response by companies to provide for post-retirement medical aid liabilities meant that few opportunities crystallised in 2004 for Group Business single premium sales.

Lower value of new business, but steady margins
The after-tax value of new business excluding OMI, was 13% down on 2003 to R719 million. Growth of 18% in the value of Individual Life Business, reflecting the positive impact of economic and assumption changes, was offset by a 65% reduction in the value of Group Business. The overall new business margin remained stable at 25%. Higher margins were recorded on Individual Life Business following assumption changes and offset the shortfall in Employee Benefits margins.

The value of in-force business (VIF) of R10,903 million at 31 December 2004 increased from R9,832 million at 31 December 2003. Within this total, the VIF for Individual Life Business increased by 25% due largely to the positive effect of economic and operating assumption changes, primarily reflecting positive mortality experience and the valuation of some sources of profit that were not previously valued. The Group Business VIF declined by 12% on account of the relatively low new business value added, the negative impact of operating assumption changes and the increase in the cost of solvency capital.

Management actions showing returns
OMSA has increased its Personal Financial Advisors (PFA) sales force from 2,314 at 31 December 2003 to 2,643 at 31 December 2004. More than 50% of the Advisor sales force is now on a new remuneration model and benefits are starting to be seen in increasing sales arising from this channel.

Our new investment product *Max Investments* was successfully launched in November. This product uses both life and non-life investment structures to offer investors a cost- and tax-efficient wrapper in one investment and aims to address the need for lower client charges in a low inflation environment. Encouraging sales were achieved in the last two months of 2004 and these have continued into 2005. This has been one of the fastest new product take-ups ever in the PFA distribution channel, confirming the positive market response.





A year of solid progress
by responding to change



Investing
for their future

The *Masthead* independent broker network has helped to protect the independent broker market, with over 2,200 brokers signed up in 2004.

Addressing the sales performance of our Group Business, we continue to work towards the delivery of an integrated distribution approach. Furthermore, the implementation of the *Compass* administration platform will provide increased efficiency and service benefits for administration clients.

Solid capital position

The capital strength of the life company has been demonstrated through Statutory Capital Adequacy Requirement (SCAR) coverage of 2.6 times, after allowing for statutory limitations on the value of certain assets. In addition, the proportion of cash in shareholders' funds backing statutory capital requirements increased from 20% in 2003 to 43% in 2004. During 2004 R2.6 billion was invested in Nedcor to support its recapitalisation and a net R0.6 billion was invested to acquire our increased shareholding in Mutual & Federal.

BANKING – NEDCOR

Nedcor has been stabilised

Nedcor has been stabilised and the balance sheet significantly de-risked.

The Nedcor rights issue completed in May 2004 was a success, raising R5.2 billion of additional ordinary capital. The capital injection, together with the active management of assets, including the disposal of non-core assets, the repatriation of R5.1 billion of foreign capital and the improving attributable profits by Nedcor, have all strengthened capital. This improved the mix between the bank's tier 1 and tier 2 capital. Nedcor's capital adequacy (which is defined as regulatory capital as a percentage of risk-weighted assets) was 12.1% at 31 December 2004 (2003: 10.1%), with tier 1 capital at 8.1% (2003: 5.0%).

A formal relationship agreement has been put in place. We have finalised the appointment of the executive team and we have introduced the Old Mutual Group Enterprise Risk Management framework.

Foreign exchange translation risk has been substantially reduced by the repatriation and hedging of part of the foreign capital, which has been reduced to R4.5 billion at 31 December 2004 from R9.3 billion at 31 December 2003. Nedcor continues to be exposed to foreign exchange rate movements on the remaining capital held offshore to support foreign operations. During 2004 the translation losses on the remaining foreign capital amounted to R372 million, substantially lower than in 2003 (R1,356 million).

Recovery is on track

Nedcor's adjusted operating profit, including asset management operations, of R2,423 million was a substantial increase on the disappointing year in 2003 (R67 million). This reflects moderate revenue growth in both net interest income (NII) and non-interest revenue (NIR). Revenue was enhanced through margin improvement and controlled asset growth at the expense in some areas of market share.

Nedcor's NII, on a UK GAAP basis, increased by 11% to R7,529 million over 2003, driven by improved margins. This margin increase resulted from improved funding and hedging strategies, offshore capital being repatriated and the positive endowment effects of the rights issue.

NIR at R7,580 million reflected an upturn in the second half of the year due to improved deal flow in investment banking, increasing 10% over the comparative period in 2003. NIR throughout the year was adversely affected by strategic disposals, and exchange and securities dealing revenue remaining muted.

The cost to income ratio at 74.5% (2003: 72.5%) was adversely affected by the merger and recovery programme costs, while not yet fully recognising the benefits of these programmes realised towards the latter part of 2004. During 2004, management actively reduced headcount by 13% from 24,205 to 21,103. The full effect of headcount reductions will be reflected in 2005. Nedcor continues to focus on improving its cost to income ratio and is on track to achieve its goal of 20% return on equity in 2007.

GENERAL INSURANCE – MUTUAL & FEDERAL

Mutual & Federal achieved exceptional results

Mutual & Federal had an exceptional year with an adjusted operating profit (on a UK GAAP basis) of R1,057 million, an increase of 16% from R909 million in 2003. This excellent performance was largely attributable to the continued favourable underwriting cycle, which is reflected in the increase in the underwriting surplus of R527 million in 2004, up 60% from R329 million in 2003. The Group now owns 87% of Mutual & Federal following the acquisition of the 37% previously owned by Royal & Sun Alliance.

Strong premium growth – up 13%

Gross premiums (on a UK GAAP basis) increased to R7,360 million in 2004, an increase of 13%, reflecting new business acquired plus corrective action and rating adjustments in less profitable segments of the business. An overall reduction in claims frequency and severity resulted in one of the strongest cycles the general insurance industry has experienced.

Underwriting ratio climbs to 9.8% (SA GAAP)

The underwriting surplus of R527 million compared to 2003 (R329 million) reflects the exceptional insurance cycle, improved claims management and close control of management expenses. The strong underwriting ratio (the ratio of the underwriting surplus to net earned premiums) was accordingly 7.8%, up from 5.8% in 2003. The corresponding SA GAAP ratio was 9.8% for 2004, up from 6.9% in 2003.

Insurance cycle softening

Although conditions remain conducive to underwriting profitability, the softer cycle and pressure on rates indicate more normal trading conditions are likely to prevail in 2005.

growing
investments





Business Review: United States

US LIFE

Growth in assets delivers improved profits – up 25%
Our US life business's adjusted operating profit of $174 million was 25% up on the $139 million achieved in 2003 as our strategy to manage growth in profitable product areas and to drive towards capital self-sufficiency in 2007 made good progress. The impact of the continued growth in scale of the business is shown by funds under management increasing by 30% to $17 billion during 2004.

Strong APE growth continues – up 29%
Total APE for 2004 was $501 million, an increase of 29% from $389 million in 2003, with the business reaping the benefits of successfully diversifying from fixed to equity-linked products during 2004, coupled with the maturing of the offshore and corporate channels. Total premiums exceeded $4 billion. OMNIA and Corporate channels continued to mature, with 44% growth of APE over 2003 ($41 million to $59 million). Life assurance sales grew by 25% from $85 million in 2003 to $106 million in 2004.

Managing product mix enhances margin to 23%
Over the past year the business has demonstrated its flexibility to seize new opportunities in changing market conditions by rapid product development. We succeeded in producing profitable equity index annuity and term life products, both of which achieved second place market share nationally for the period for our Managing General Agents channel. The average margin on new business after tax increased from 15% to 23% of APE and the value of new business after tax at $113 million increased by 92% on 2003, reflecting the positive movements in interest rates and changes in product mix.

Capital position strengthened
We continued to manage the capital position of our US life business carefully. In order to support our ratings, we decided to increase the target risk-based capital (RBC) ratio to 300%. Consequently, the capital base was strengthened by a one-off injection of $200 million (making a total of $300 million for the year). At the same time we repatriated to the USA a significant block of annuity business from Old Mutual Re (Ireland). This repatriation improved our Group solvency position, but had one-off negative impacts of $39 million on our consolidated embedded value and $43 million on the statutory profit before tax of Fidelity & Guaranty Life Insurance Company. The US life business continues to mature and is expected to begin releasing capital from 2007.

US ASSET MANAGEMENT

Adjusted operating profit up 22%
The Group's US asset management business delivered adjusted operating profit of $163 million, an increase of 22% on 2003. The combination of increased client inflows and strong equity markets in the latter half of 2004 led to a 21% improvement in average asset levels to $165 billion for 2004. Management fees increased from $497 million in 2003 to $570 million in 2004, significantly improving adjusted operating profit. Strong performance fees, transaction fees and improved revenues from securities lending also contributed to the overall growth in revenue. Offsetting this improvement, expenses increased by 17%, as a result of costs associated with our retail initiative ($6 million) and increased variable compensation costs together with one-off expenses, including the cost of restructuring the Dwight Stable Value Fund ($7 million).

Funds under management up 20%
Funds under management increased 20% overall during 2004, from $154 billion at 31 December 2003 to $185 billion at 31 December 2004. Investment returns in the funds under management accounted for 12% of the increase, while net inflows of client assets, including $3.2 billion in cash collateral assets, contributed a total of $12.3 billion, or 8% of the increase for the year. 2004 marks the fourth consecutive year of net inflows of client assets to our member firms.

Strong fund performance
The inflows reflect the continuing strong investment performance achieved by our member firms. At 31 December 2004, 72% and 95% of assets were outperforming their benchmarks over three and five years respectively. Over the same periods, 61% and 73% of assets ranked in the first quartile of their peer group.

Retail initiative launched
In October, Old Mutual Capital launched the Old Mutual Advisor Funds, establishing the foundation for a full-scale retail distribution initiative. These funds utilise the diverse asset management capabilities of our affiliates to construct asset allocation mutual fund products tailored to different investor risk profiles. This initiative is targeted to increase our presence in the mutual fund market and is designed to give our affiliates access to a higher margin market, further diversifying revenue-generating sources for the Group.

creating opportunity








Delivering
to our customers

Managing the portfolio
The US asset management group continually assesses its business position and ability to maintain product leadership. In line with this strategy, several adjustments were made to the manager group in 2004. We reached agreement with the principals of one of our remaining revenue-sharing firms, First Pacific Advisors, under which they have an option to acquire certain of the firm's assets and liabilities with effect from October 2006. Its assets under management at 31 December 2004 were $8.4 billion (31 December 2003: $5.5 billion). At the end of 2004 we discontinued the operations of another member firm, Sirach Capital Management. The firm, predominantly a growth equity manager, had suffered steep asset declines since 2000. Funds under management at the beginning of 2004 were $1.6 billion, and management has taken the decision to return the remaining funds to clients. The resultant non-operating loss to the Group was $14 million, principally the write-off of goodwill.

In June 2004, Liberty Ridge Capital (LRC) (formerly Pilgrim Baxter & Associates) reached agreement with the Securities and Exchange Commission and the Office of the New York Attorney General to settle regulatory action against the firm. Total fines and penalties agreed were $90 million and have been disclosed as a non-operating loss. LRC has also committed to future fee reductions of $10 million. During 2004, all outstanding class action lawsuits filed against Old Mutual in relation to these activities were consolidated into a single lawsuit, along with all other cases against US parties alleging market timing and late trading violations. Proceedings in this case are at the preliminary stage. Following the resolution of regulatory matters and reflecting new company management, LRC underwent a firm-wide revitalisation, revising its product strategy, enhancing its investment processes and rebranding under its new name. Despite net outflows of $2.4 billion in 2004, funds under management remain robust, and management continues to focus on rebuilding the franchise.

Early in 2005, we created a strategic alliance with Copper Rock Capital Partners. This is a small cap growth firm, and the alliance is designed to supplement our capability in this product area.

Clients benefit from diversity and focus
Looking ahead, we are committed to derive business growth organically, leveraging off the diversity and styles of the individual firms. We are currently in negotiations to add a hedge fund capability and will continue to seek targeted investment opportunities in other areas to strengthen and broaden product capability.

Business Review: UK & Rest of World

Adjusted operating profit from the Group's UK and Rest of World asset management and life assurance businesses, excluding Nedcor, was £22 million in 2004, higher than the £12 million earned in the equivalent period in 2003. This result includes the adjusted operating profit from the UK, African countries other than South Africa, OMI and the Far East.

Total funds under management in the UK grew by 9% to £4.3 billion. Strong net cash inflows into our hedge fund products continued, offset by funds withdrawn by Gerrard clients. During the year, the operations of Bright Capital were merged into OMAM (UK).

Selestia continued to grow, with funds under management increasing from £289 million to £730 million, predominantly through new business sales of £423 million (2003: £218 million). Selestia reduced its adjusted operating loss to £5 million from £9 million in 2003.

Julian V F Roberts
Group Finance Director
28 February 2005









security


Empowering
new generations

Corporate Citizenship: During 2004 we continued our social investment programme by supporting selected charities and carrying out other significant community activities in countries where our businesses operate

The Group's social investment programmes continued to concentrate on education, health and welfare, local economic development, the environment and the arts during 2004. In South Africa particular attention was given to Black Economic Empowerment and HIV/AIDS.

SOUTH AFRICA

OLD MUTUAL SOUTH AFRICA (OMSA)

OMSA is committed to growing and investing in socially responsible business activities, employment equity and diversity, skills development and affirmative procurement, as well as sustainable social investment projects and the active involvement of employees in social and community affairs. Its Corporate Citizenship programme recognises the value of non-financial performance and social accountability.

The Old Mutual (South Africa) Foundation (the OMSA Foundation) is the primary source of funds for OMSA's social investment programme. At the year end, the assets of the OMSA Foundation comprised 14.4 million shares in Old Mutual plc. The Group has also committed as part of the arrangements for the extension, in modified form, of its unclaimed shares trusts, to make a donation of the net amount released on expiry of the original unclaimed shares trusts to its Foundations (or another public benefit or similar organisation) in the five territories where these operate. For South Africa, this will result in OMSA committing an additional R190 million of endowment to the OMSA Foundation or other public benefit causes.

In 2004 some R15.5 million was expended by the OMSA Foundation, of which R8.7 million was devoted to its flagship projects, namely the Rural Economic Development Initiative (REDI), the AIDS Orphans Programme, which has entered its third year and supports the children of orphan-headed households, and the Staff Community Volunteer Programme. This last programme comprises both the Community Builder Programme, through which staff volunteers support a range of community-based projects, and initiatives to encourage and support staff involvement in charities through payroll giving.

OMSA also has a general donations programme. During the year R4.2 million was distributed by way of general donations among 31 education programmes, 42 community development projects and 12 ad hoc projects.

REDI

REDI had a very active year in 2004, the highlight being a celebratory event in Johannesburg attended by a variety of representatives of Government and the business sector at which the REDI champions mounted a display of their regional products. This event and the annual conference held before it were the first time all the REDI champions had gathered together. REDI continues to make a profound impact on the communities within its network and in 2004 it supported 58 different projects with total funding of R4.1 million.

The community development component of REDI funding was allocated primarily to AIDS and food security projects. A total of 50 individual projects received funding this year. In total some 140 food security and AIDS projects have been established over the past four years.

There was a significant shift in focus in Local Economic Development activities, with funding being allocated during 2004 to fewer, but larger, initiatives with the potential to impact on a greater number of people, such as the establishment of a soya processing plant. In total 18 new businesses were established under this aspect of the REDI programme during 2004. This brings the total over the four years to 211, 123 of which are owned or managed by women, with the creation of 2,000 jobs.

In the area of educational projects REDI supported the "Out of the Box" Environmental Education Programme. A total of R500,000 was provided in the first half of the year towards the development of materials and teacher workshops for this programme, which aims, among other things, to encourage environmental awareness among teachers and pupils.

AIDS Orphans Programme

Old Mutual has adopted a four-pronged strategy to address the socially and economically crippling challenges caused by the HIV/AIDS epidemic in South Africa. This covers the workplace (employees), the broader community, financial services and advice (customers), and business impacts.

In 2004 OMSA's AIDS Orphans Programme provided R1.8 million to support around 2,000 orphans and vulnerable children via Heartbeat, Noah, Living Hope Hospice and SOS Children's Village. It is clear from feedback received that this programme has had a positive impact on the children of orphan-headed households during the three years it has been in operation.

Staff Volunteer Programme

The Staff Volunteer Programme consists of the Staff Community Builder Programme, "Adopt an Orphan" and the Staff Charity Fund.

In its tenth year the Staff Community Builder Programme supported 101 projects in seven provinces, giving a total of R2 million.







During 2004, 543 staff members committed funds on a regular basis through the Staff Charity Fund. On average R100,000 was paid to various charities and "adopted" orphans on a monthly basis from this fund. Donations were also made to animal welfare, the elderly, abused women and children and HIV/AIDS prevention and treatment. A total of 375 members of staff have "adopted" 650 orphans to date. Of these, 156 receive additional tertiary educational support.

Black Economic Empowerment (BEE)
The Old Mutual Group remains committed to achieving the targets to ensure it is considered an 'A' performer for the purposes of the Financial Sector Charter Scorecard. To this end, initiatives continue to be implemented to develop black management, make sound infrastructural investments, facilitate the entry of black entrepreneurs into corporate South Africa through structuring and investing in BEE deals, and make direct investments into communities and society at large.

OMSA is well on track to achieve its BEE objectives. The company is already a leader in empowerment financing through various structured financing transactions and partnerships with Wiphold, J & J, Aka Capital and Amabubesi. OMSA plays a leading role in social investing and infrastructural investment and asset management, and the company's robust employment equity programme positions it well to exceed the Charter targets.

In addition, the Group is committed to completing the empowerment ownership transaction required under the Financial Sector Charter.

OMSA will be publishing a more detailed report on its corporate citizenship activities in April 2005, which will be available on the Company's website *www.oldmutual.com* from April 2005. It will also be obtainable upon request from the Public Affairs Manager, Old Mutual (South Africa), PO Box 66, Cape Town 8000 and from the Director of Corporate Affairs, Old Mutual plc, 5th Floor, Old Mutual Place, 2 Lambeth Hill, London EC4V 4GG.

NEDCOR
The Nedcor group focused its corporate social investment (CSI) work in 2004 mainly through the Nedbank Foundation, which funded over 450 projects (an increase of almost 100 on the previous year) in the fields of welfare, community development and sustainable development.

Projects were supported throughout South Africa and were grouped through a programmatic approach to ensure higher impact for beneficiaries and optimal use of resources.

The Community Support Programme was launched in 2004 to broaden staff involvement in Nedbank's CSI work. The programme encourages staff members around the country to act as the Foundation's eyes and ears, so as to align CSI activities more closely to the business of the bank and identify worthy and relevant projects needing its support, and increase cooperation between Nedbank's staff, clients and the broader community.

The largest Foundation Programme is the Corporate Collaborative Programme. This involves the raising of capital for larger projects by engaging Nedbank's corporate and other business clients. The Foundation partners these clients in support of projects that involve relief aid on a larger scale, the building of schools, roll-out of IT infrastructure in disadvantaged areas, and similar ventures. An example is the funding of the Western Cape Red Cross Children's Hospital.

The Nedbank Heritage Programme supports projects that leave a legacy footprint. These include funding the regeneration of Clarkebury Educational Institute in the rural Eastern Cape.

While the Foundation is primarily responsible for the Nedcor group's external CSI, its Roots Programme involves Foundation support for employees or the families of employees with relevant, unusual and urgent needs for relief aid, as well as for helping to support objectives under the Financial Sector Charter and the bank's HIV/AIDS programmes.

The National Economic Development Incubator Programme provides infrastructure for small business development and partners with skills development centres to increase their reach among the poorest communities. Focus is placed on developing artisan, building, mechanical, catering, garment industry-related and agricultural and related skills. It also facilitates relevant community-wide development that assists general upliftment.

In addition to continuing collaborations between the Foundation and the public sector, in 2004 it enjoyed the involvement of prominent politicians at a variety of functions. President Thabo Mbeki presented the first Nedbank Digital Hope IT training container to the community of Makopane. This was a corporate collaborative project involving Hewlett Packard and Nedbank, among others. Labour Minister Membathisi Mdladlana and Deputy Correctional Services Minister Cheryl Gillwald opened the Qalabotjha Multi-Purpose Community Centre at Villiers and Education Minister Naledi Pandor launched the national Readathon campaign in Cape Town and the National Business Initiative Adult Learners Week Campaign at Nedbank.

A national tour by Josh Groban was the latest in a series of collaborative partnership efforts undertaken by the Foundation and Tiger Brands to support the Unite Against Hunger campaign. Beneficiary organisations of this campaign include the O R Tambo Foundation, Heartbeat and African Children's Feeding Scheme. The Foundation, in conjunction with the O R Tambo Foundation, has undertaken the feeding of approximately 10,000 destitute elderly people on the East Rand for the past nine years. Beneficiaries receive bulk packs of food, designed to last three months at a time. The success of the Josh Groban tour enabled the Foundation to increase the reach and impact of this feeding scheme substantially. As a result, trucks carrying food aid to the destitute on the East Rand, in parts of greater Soweto and in Sharpeville were despatched, with almost 24,000 disadvantaged families being fed.

Non-profit organisations (NPOs) comprise the core of the Foundation's client base. NPOs rated Nedbank in 2004 as third-highest placed among 70 companies in the category "Good Corporate Grantmaker", third among 48 companies as "Most Widely Recognised Corporate Grantmakers", and as having the third biggest CSI budget out of 39 identified companies.

In 2004 Nedbank sponsored the South African Paralympic team, which won 35 medals in total, 15 of them gold, at the Athens Paralympic Games. A Nedbank employee, who was a member of the Paralympic swimming team, won four medals.

The Nedbank Green, Sport and Arts Affinities continued to grow during 2004. Together these have donated over R83 million to environmental, sports and art projects since they began.

In 2004 the Green Trust supported a variety of projects including tree planting, food gardens and species-based projects. More than 30 projects were supported and almost R4 million was given through this trust.

Nedbank again supported the Nedbank Golf Challenge and the day after this prestigious event the Sports Trust held its annual golf challenge, which raised over R1 million for a variety of projects to support golf at a grass roots level.

Donations from Nedbank's Arts affinity bank accounts grew by 27% in 2004, which increased the amount available for use by the Arts and Culture Trust. R1.2 million was split between nine disciplines and 30 projects. An open-air music and arts and crafts festival received funding, as well as the Jazzart Dance Theatre and the Zanendaba Storytellers.

During 2004, Nedcor revised its environmental policy as part of its commitment to environmental responsibility, also evidenced by involvement with its conservation partner WWF-SA, and its membership of the United National Environment Programme Finance Initiative.

Nedcor is publishing a Sustainability Report in April 2005, which will be available on its website *www.nedcor.co.za*. It will also be obtainable upon request from the Senior Manager, Corporate Governance and Sustainability, Nedcor Limited, PO Box 1144, Sandton 2196.

MUTUAL & FEDERAL

Mutual & Federal supports community-based projects that contribute towards the creation of a stable and prosperous society. Funding is directed to projects that are non-profit making in nature. Support is generally given to the same projects each year to establish long-standing relationships. In 2004, R1.6 million of investment was directed to 25 organisations in five areas: education, health and welfare, road traffic safety, crime prevention and conservation/environment. Road traffic safety and crime prevention have a direct relevance to Mutual & Federal's business, as high accident rates and car hijacking translate into higher insurance costs. Mutual & Federal also supports national initiatives aimed at improving road safety, including the Drive Alive Trust, which promotes safe and responsible driving. Its safety campaigns are particularly visible during the holiday seasons and have resulted in the steady reduction of road accidents and fatality rates.

Six educational projects received funding in 2004, including Thusenang Training and Development, a community project which supports illiterate and unemployed rural women. The project supplies basic courses such as knitting, needlework, embroidery, cooking and nutrition. It also offers advanced courses in business skills, life guidance and AIDS guidance and supplements these courses with job creation projects including bakeries, vegetable gardens and sewing groups.

The National Institute for Crime Prevention and the Reintegration of Offenders (Nicro) was one of the crime prevention projects that received support. Nicro offers help to young offenders and communities to rise above the effects of crime. Its Diversion Programme diverts youth in conflict with the law from the criminal justice system by providing courses on drug abuse prevention, anger management, parenting skills and life skills.

REST OF AFRICA

The Old Mutual (Namibia) Foundation strives to develop and maintain an effective social empowerment programme, which will have a beneficial impact on health and welfare and education and community development in Namibia. Its approach to social investment is to support activities that are linked to its national agenda and in communities that are close to its business operations.

In 2004 significant donations were made by the Namibia Foundation to national AIDS programmes, Rehoboth Primary and Secondary Schools and the Onamulele Primary School. The Mathematics Teachers' Support System project, which is aimed at improving examination results in mathematics, was successfully launched in partnership with Nedbank Namibia's Social Investment Fund.

The Namibia Foundation also supported four other major school education projects, the Cancer Association and the Genadegawe feeding scheme during 2004.

Old Mutual Namibia's staff participated actively in various community initiatives, including the Mariental "Day of the Homeless", clean-up operations in Opuwo and Rundu Town Councils, the Erongo House of Safety for orphans in Swakopmund, the Cancer Association, Childline Namibia, and SOS Children Villages' Christmas Card initiative.

At the end of the year, the Namibia Foundation had assets of N$6.2 million, comprising 300,000 shares in Old Mutual plc and cash and other assets of N$2 million. In addition to these, the Namibia Foundation has received a donation of N$4,354,235 from the Namibian Unclaimed Shares Trust under the proposals approved by the Group's shareholders in May 2004 relating to the extension of the arrangements for claiming entitlements under the original demutualisation of the Group.

Old Mutual Zimbabwe has a structured social responsibility programme, which is actively involved in the sponsorship of sport, education and health projects.

Old Mutual continued to sponsor the Zimbabwe cricket team in 2004, covering home and away test matches, one-day internationals and overseas tours. The Group continues to believe it is important to support the development of cricket in Zimbabwe.

In 2004 Old Mutual Zimbabwe pledged to support the Jairos Jiri Association, which cares for disabled and blind children from pre-school through to secondary education. Jairos Jiri is an indigenous association established over 50 years ago and now has centres in every major urban area in Zimbabwe. As part of its support, Old Mutual has adopted pre-school centres for the blind and disabled in Harare.

Old Mutual Zimbabwe continued to run the Mathematics Olympiad in conjunction with the University of Zimbabwe. This programme is designed to promote mathematics at high school level and to identify outstanding mathematical talent. In 2004 Old Mutual sponsored two students to the Pan-African Mathematics Olympiad, one of whom won a bronze medal.

At the end of the year, the Zimbabwe Foundation had assets of Z$67,521,018,956, comprising 2,680,000 shares in Old Mutual plc and cash and other assets of Z$531,018. In addition to these, the Zimbabwe Foundation has received a donation of Z$91,452,000 from the Zimbabwe Unclaimed Shares Trust under the proposals approved by the Group's shareholders in May 2004 relating to the extension of the arrangements for claiming entitlements under the original demutualisation of the Group.

Old Mutual Malawi supported a number of projects in the areas of health and education during 2004, giving a total of MK1.3 million. Sponsorship was offered to medical students through a prize for the top medical student of each class, with financial prizes being awarded to five of them. In 2004 Old Mutual Malawi registered as a member of the Coalition against AIDS. Donations were also given in support of the Red Cross for its work on HIV/AIDS, the Kamuzu College of Nursing and the Kachere Rehabilitation Centre.

At the end of the year, the Malawi Foundation had assets of MK38,523,976, comprising 190,000 shares in Old Mutual plc and cash and other assets of MK2,423,976. In addition to these, the Malawi Foundation has received a donation of MK13,913,369 from the Malawi Unclaimed Shares Trust under the proposals approved by the Group's shareholders in May 2004 relating to the extension of the arrangements for claiming entitlements under the original demutualisation of the Group.

USA

Old Mutual Asset Management (OMAM)'s Charitable Foundation supports local communities in need around its Boston headquarters and wherever OMAM has a presence through member firms. The OMAM Foundation continued to focus its efforts during 2004 on making meaningful contributions to its partner organisations in four target areas: community, healthcare, homelessness and emergency/crisis intervention. In 2004, it made 19 direct gifts totalling $278,000, including $25,000 in staff matching.

Grants were made to national organisations such as The Rose Fund, Boys and Girls Club of America and Health Care for All, as well as local organisations including Pine Street Inn, Home for Little Wanderers and Rosie's Place.

OMAM's member firms also made a wide range of charitable gifts. Support was provided to healthcare organisations, such as American Cancer Society, St. Jude's Children's Hospital, and the Heart Association; cultural organisations, including schools, museums and libraries; and community causes, including The Family Place, Bottom Line and the Bethesda Project.

In addition to making monetary grants through its Foundation, OMAM seeks to promote employee involvement by encouraging employees to take advantage of paid volunteer days, sponsoring company-wide charitable events and matching personal charitable gifts from Foundation assets.

In 2004, more than 65% of OMAM's employees volunteered in five or more service projects or events. In June, employees joined the JP Morgan Corporate Challenge to benefit the Bay State Games, which provide Olympic-style athletic competitions and developmental programmes for Massachusetts amateur athletes of all ages and abilities. In October, OMAM served another year as a Neighbourhood Sponsor for City Year's Serve-a-Thon event, at which a team of OMAM employees, family members and friends banded together and worked to restore a local Boston community. Additionally, throughout the calendar year, OMAM employees lent their support to Daffodil Day, benefiting the American Cancer Society, Lee Denim Day benefiting the Susan G. Komen Foundation, and the Winter Clothing Drive benefiting the Salvation Army.

Old Mutual US Life (OMUSL) focused its support in 2004 on the community, arts and education.

Employee gifts to charitable organisations were matched by OMUSL through its matching programme on a dollar-for-dollar basis up to an annual limit of $1,000. During 2004 the projects supported in this way included several cancer foundations, the Baltimore School for the Arts, the Baltimore Shakespeare Festival and several universities.

OMUSL also continued to support employee involvement in charitable organisations such as the Baltimore Child Abuse Centre and Rebuilding Baltimore Together, a community project that repairs and rehabilitates the homes of low-income, elderly or disabled homeowners in Baltimore, where OMUSL's headquarters are based.

Other organisations supported by OMUSL during 2004 were the Living Classrooms Foundation, an organisation focused on teaching academic and social skills by using community work sites and other real-world environments, and the Salem Children's Trust, a school with both residential and non-residential programmes that help facilitate a successful transition to public schools and society for emotionally disturbed and abused children.

UK

The UK/SA schools twinning project, a partnership between Old Mutual plc and the British Council involving six schools from the London Borough of Southwark and six schools in the Cape Town area, began in earnest in 2004. Most of the schools made reciprocal visits during the year and a number of new curricular activities have been developed as a result. Highlights of the first year included the writing of plays, participation in a video-conference link to mark South Africa Freedom Day on 16 June 2004 and a series of special Drum Café workshops in all the schools to celebrate the tenth anniversary of democratic government in South Africa.

The relationships within the twinned schools have been extended, at the instigation of the head teachers, to include all the pupils – far beyond the individual classes and teachers originally allocated to the project, clear evidence of the enthusiasm with which the partnerships have been embraced. Additional funding has also been provided to assist the schools with the development of the programme in 2005.

Old Mutual staff from all its London-based businesses were invited to volunteer as stewards for the Drum Café workshops. A formal volunteering programme centred on numeracy partnering, using a Maths games kit developed by the Group in Cape Town, is now being developed for 2005 and beyond. Staff are allowed two hours a month to spend in the schools if they wish to participate. Additional Maths kits have also been provided to the participating Cape Town schools.

To mark the celebrations in the UK of the tenth anniversary of South African democracy, Old Mutual sponsored the 2004 City of London Festival South Africa series, supporting a number of South African musicians and artists in activities in the UK. The highlight of the festival was a concert in St Paul's Cathedral where Lady Blacksmith Mambazo performed in front of a full house. A programme of team-building activities was developed for the Company's UK staff around the festival including arts workshops, Drum Cafés, access to the concerts and other volunteering activities. The Company was delighted to receive a grant of £35,000 from Arts in Business in support of this programme. This funding also helped the Company to run the Drum Café activities in the London schools involved in the twinning project described above. Old Mutual has been nominated for an award for its programme of external and internal events associated with the Festival activities.

The Company operates a staff matching scheme, which supports Old Mutual employees in their own activities to raise money for a wide range of charities. In 2004, these included The Tusk Trust, the Race for Life, a 5km walk which was supported by a group of women from head office, Jeans for Genes Day and Children in Need.

Ad hoc donations were made throughout the year and Old Mutual plc began a three-year supporting role with the South African High Commission's aim of building a cinema in the High Commission. Old Mutual has committed funds towards the cinema's running costs. At the beginning of 2005 Old Mutual gave £20,000 to the Disasters Emergency Commission's appeal for victims of the Tsunami in East Asia.

Other good causes supported by the Bermuda Foundation at the request of the Group's UK businesses were the Shooting Star Trust and the Friends of the Citizens, a charity which promotes quality education to primary and secondary school age children in an environment that encourages not only intellectual growth, but also spiritual and moral growth.

At the end of the year, the Bermuda Foundation had assets of £4,487,000, comprising 3,650,000 shares in Old Mutual plc and cash and other assets of £107,000. In addition to these, the Bermuda Foundation has received a donation of £25,170 from the Bermuda Unclaimed Shares Trust under the proposals approved by the Group's shareholders in May 2004 relating to the extension of the arrangements for claiming entitlements under the original demutualisation of the Group.

Old Mutual International continued to support the Guernsey Maths Challenge during 2004. Staff from Fairbairn Private Bank (IoM) Limited, in Douglas, raised money for three Manx registered charities, the Manx Cancer Help Association (Lisa Lowe Centre), The Isle of Man Children's Society and The Koru Hospital Fund, which provides support for the construction and operation of a hospital in Koru, Kenya, raising a total of over £3,000.

ENVIRONMENT

As a financial services provider, the Group's primary aim is to meet the financial needs of its clients. In doing so, the Group recognises that it has an impact on the environment, both directly through the running of its offices and indirectly through meeting the investment needs of its clients.

The Group introduced its environmental policy three years ago and designated Julian Roberts, the Group Finance Director, as the member of the Board responsible for the Group's environmental performance. Objectives were set and individuals named at business unit level to oversee environmental issues. Monitoring and reporting against Key Performance Indicators (KPIs) fall under these individuals' control and this discipline is, where possible, being applied across the Group. The Group's KPIs and environmental targets are reviewed annually to ensure their continuing appropriateness.

The Group's environmental objectives are:

- to ensure compliance at local, national and international levels;
- to minimise the consumption of energy, water and materials across operations;
- to minimise solid waste generation by waste re-use and recycling wherever possible;
- to avoid the use of materials that may cause harm to the environment;
- to promote internal awareness of environmental issues with staff; and
- to support environmentally-related initiatives by employees and relevant external groups.

These objectives are applied across the Group at the business unit level, using best practice in environmental management. Where appropriate, business units have introduced policies more specific to their operations.

Raising environmental awareness continued throughout 2004 and, with the introduction of Environmental Management Systems (EMSs) at many key sites across the Group, specific targets and management plans were put in place to deal with any impact considered significant. The EMSs in place all follow ISO14001 guidelines. Certification is achieved on a site basis and therefore the number of certified sites is increasing as roll-out continues across the Group. EMSs establish guidelines and procedures that, when followed, aid site-specific objectives, target-setting and monitoring. EMSs require regular reviews and this in turn requires the Group to revisit its impacts frequently. The systems in place speed up data collection and enable the Group to track improvements and issues more easily. Data is gathered centrally at least twice a year and reported to the Board. The roll-out of EMSs and raising of employee awareness will continue during 2005. Data disclosure occurs through both Old Mutual South Africa and Nedcor, which each report separately on resource use in their Corporate Citizenship and Sustainability Reports.

The Group has little contact with materials that could do great damage to the environment. It has ensured, where relevant, that it has avoided using materials that may cause harm.

Old Mutual was looking to finalise its commitment to the UK government scheme "Making a Corporate Commitment" (MACC2) in 2004, but this programme ceased before it could do so.

Old Mutual participated in Business in the Community's Corporate Environmental Engagement Index for the third time in 2004 and submitted data for The Giving List, published by The Guardian and co-ordinated by Business in the Community. Participation in these systems and indices allows the Group to benchmark itself against other members of the financial services industry in the countries where it operates.

In 2004 the Group joined the London Stock Exchange's Corporate Responsibility Exchange system, allowing it to input information on to a database system to enable interested parties to review information on its environmental and CSR activities without having to contact the Company directly. This tool covers many of the issues previously raised through questionnaires and allows the Group to input data to one common reference point.

HEALTH AND SAFETY

The Group recognises its obligation to supply its employees with a safe and clean working environment. Data on health and safety compliance are collated and reported to the Board twice yearly via Julian Roberts, the director responsible.

Nedcor is aware of the risk of robberies and attacks at its banking business and works continually to improve its systems to minimise the risk to its employees.

During 2004 there were no significant accidents, and no material health or safety issues at work were reported from around the Group.

FTSE4GOOD/JSE SRI INDICES

Old Mutual plc is a member of the FTSE4Good Index, the selection criteria for which include working towards environmental sustainability, developing positive relationships with stakeholders, and upholding and supporting universal human rights.

Old Mutual and Nedcor both qualified for inclusion in the JSE Securities Exchange South Africa's Socially Responsible Investment Index launched in the second quarter of 2004. The JSE SRI Index will measure participant companies' commitment and performance against a triple bottom line of sustainability in terms of environmental, economic and social impacts.

CODE OF BUSINESS CONDUCT AND ETHICS

The Old Mutual Group has adopted and aims to abide by a Code of Business Conduct and Ethics. This Code is provided to staff, is accessible on the Company's website and may also be obtained free of charge upon request from the Company Secretary at the registered office.

Martin C Murray
Group Company Secretary
28 February 2005







Corporate Governance and Directors' Report

INDEX TO THIS SECTION OF THE REPORT

INTRODUCTION AND COMBINED CODE COMPLIANCE

The directors of Old Mutual plc submit their report and the audited financial statements of the Group for the year ended 31 December 2004.

The Company is the holding company of the Old Mutual group of companies, whose principal activities are life assurance (including retirement savings), asset management (including unit trusts and portfolio management), banking and general insurance.

The Chief Executive's Statement, the Group Finance Director's Review and the Business Reviews contained in this document include a review of the year and the outlook for the Group. The Group's profit, appropriations and financial position are shown in the financial statements.

The Group is committed to the objective of achieving high standards of corporate governance. In the year ended 31 December 2004 and in the preparation of this Annual Report and Accounts, the Company has complied with the main and supporting principles and provisions set out in the Combined Code on Corporate Governance of the Financial Reporting Council (the Combined Code) as described in the following sections of this Report. The Company's compliance with Combined Code provisions C1.1, C2.1, C3.1, C3.2, C3.3, C3.4, C3.5, C3.6 and C3.7 and the statement relating to the going concern basis adopted in preparing the financial statements have been reviewed by the Company's auditors, KPMG Audit Plc, in accordance with guidance published by the Auditing Practices Board.

BOARD OF DIRECTORS

Membership and directors' interests

The Board currently has ten members, consisting of two executive and eight non-executive directors. All of the current directors except for Mr M J P Marks and Mr R P Edey (who were appointed to the Board on 1 February and 24 June 2004 respectively) served throughout the year ended 31 December 2004. Mr C F Liebenberg retired from the Board as a non-executive director on 2 October 2004, upon reaching his seventieth birthday.

The Company has recently announced the appointment of an additional non-executive director, Professor Wiseman Nkuhlu, who will join the Board from 1 March 2005.

Mr M J Levett is the Chairman of the Board and Mr C D Collins is the current senior independent director.

Details of the directors' interests (within the meaning of section 346 of the Companies Act 1985, including interests of connected persons) in the share capital of the Company and quoted securities of its subsidiaries at the beginning and end of the year under review are set out in the following tables, whilst their interests in share options and restricted share awards are described in the section of the Remuneration Report entitled "Directors' Interests Under Employee Share Plans". There have been no changes to any of these interests between 31 December 2004 and 28 February 2005.

	Old Mutual plc Number of shares	Nedcor Limited Number of shares	Mutual & Federal Insurance Company Limited Number of shares
At 31 December 2004			
N D T Andrews	–	–	–
R Bogni	19,000	–	–
N N Broadhurst	2,416	–	–
W A M Clewlow	30,700	2,849	–
C D Collins	5,541	–	–
R P Edey	–	–	–
M J Levett	5,465,130	17,804	500[1]
M J P Marks	–	–	–
J V F Roberts	250,103	–	500[1]
J H Sutcliffe	815,996	–	–

	Old Mutual plc Number of shares	Nedcor Limited Number of shares	Mutual & Federal Insurance Company Limited Number of shares
At 1 January 2004 (or date of appointment as a director, if later)			
N D T Andrews	–	–	–
R Bogni	19,000	–	–
N N Broadhurst	2,416	–	–
W A M Clewlow	30,700	2,000	–
C D Collins	5,541	–	–
R P Edey	–	–	–
M J Levett	4,159,518	12,333	864,100[1]
M J P Marks	–	–	–
J V F Roberts	178,948	–	500[1]
J H Sutcliffe	766,689	–	–

Note:

1 Included in the above interests are non-beneficial interests in 500 shares in Mutual & Federal Insurance Company Limited held as qualification shares by each of M J Levett and J V F Roberts at both 1 January and 31 December 2004.

No director had a material interest in any significant contract with the Company or any of its subsidiaries during the year.

Rotation and re-election of directors

The Articles of Association of the Company require that any newly-appointed directors be subject to election at the next following Annual General Meeting and also that at least one-third of the directors (excluding those appointed by the Board during the year) shall retire by rotation each year. These provisions are applied in such a manner that each director will submit himself for election or re-election at regular intervals and at least once every three years.

The Nomination Committee considered the candidates who are standing for election or re-election at this year's Annual General Meeting (as referred to in Ordinary Resolutions 3 (i) to (iv) in the Notice of Annual General Meeting on pages 160 to 164 of this document) at its meeting in February 2005. In accordance with its findings, it recommends to shareholders the election of each of Mr Edey and Professor Nkuhlu and the re-election of Mr Collins as non-executive directors (and, in the case of Mr Collins, as Chairman to succeed Mr Levett) based upon their professional qualifications, prior business experience and actual or prospective contribution to the Board, and the re-election of Mr Sutcliffe as Chief Executive on the basis of his satisfactory performance since being promoted to that role in November 2001. Biographical details of each of the candidates are contained in the descriptions accompanying their photographs on pages 42 and 43 of this document.

Skills, experience and review

The balance of skills and experience and of executive and non-executive representation on the Board, the independence of non-executive directors and the overall size of the Board are each kept under review by the Nomination Committee. All of these aspects are currently believed by that Committee to be satisfactory and appropriate for the requirements of the Group's business. Whilst there are currently only two executive directors, the Board has regular contact with the other most senior executive management (including the chief executives of the six most significant business units of the Group, together with the Director of Group HR and Strategy) through the periodic attendance at or participation in Board meetings by those executives. The Board also receives copies of Minutes of Management Board meetings, which are attended by those executives, the Chief Executive and the Group Finance Director and at which high-level business matters are considered and debated.

Plans for refreshing and renewing the Board's composition are proactively managed by the Nomination Committee so as to ensure that changes take place without undue disruption.

Corporate Governance and Directors' Report
Continued

Mandate, governance and Scheme of Delegated Authority
The Board's role is to provide entrepreneurial leadership to the Company within a framework of prudent and effective controls which enables risk to be assessed and managed. The Board sets the Company's strategic aims, ensures that the necessary financial and human resources are in place for it to meet its objectives and reviews management performance. It regularly reviews strategic issues through the Chief Executive's report and has a two-day strategy session during the second quarter of each year at which high-level strategic matters are thoroughly debated. The Board sets the Company's values and standards, and ensures that its obligations to its shareholders and others are understood and met.

The Board acknowledges its collective responsibility for the success of the Company. It receives a wide array of information on the Group's businesses on a regular basis. Detailed monthly management accounts are circulated to each member of the Board, usually within three weeks of the month-end, and these contain detailed analysis of the businesses' financial performance, including comparisons against budget. Any issues arising from these are addressed at Board Meetings or can be raised directly with management. There is a Board calendar which ensures that all key matters are dealt with over the course of the year. These include presentations on the Group's major businesses, and one or more Board meetings are held each year in the overseas territories where the Group operates.

The Board has oversight of the Group's wholly-owned businesses but also: (i) delegates specific responsibilities for certain matters to its committees (Executive, Group Capital Management, Nomination, Chairman's Selection, Remuneration, Group Audit, and Actuarial Review), subject to their respective terms of reference; and (ii) receives assurance from boards (and their respective committees) at the Group's subsidiaries, Old Mutual Life Assurance Company (South Africa) Limited, Old Mutual (US) Holdings, Inc. and Old Mutual Financial Services (UK) plc (the Principal Subsidiaries).

The governance relationships with the Group's majority-owned subsidiaries, Nedcor Limited and Mutual & Federal Insurance Company Limited, are somewhat different, in recognition of their own governance expectations as separately listed entities on the JSE Securities Exchange South Africa and the fact that they each have minority shareholders.

With respect to Nedcor, the Company entered into a relationship agreement in February 2004 setting out the Company's requirements and expectations as its majority shareholder. The full text of that relationship agreement is available on the Company's website, *www.oldmutual.com*. Among the matters covered are: (i) transactions involving members of the Nedcor group that require prior consultation with or agreement by the Company; (ii) provision of information, including that required for assuring the Company about various aspects of corporate governance; (iii) consultation over senior appointments; and (iv) business co-operation.

The policyholders' funds of the Group's South African and Zimbabwean life assurance operations have holdings representing in aggregate in excess of 20% of the issued share capital of a number of major South African and Zimbabwean companies listed on the JSE Securities Exchange South Africa and the Zimbabwe Stock Exchange, respectively. These are held purely as investments, and the companies concerned are not subject to the governance or control structures of the Group.

The Chairman and Company Secretary are both involved in ensuring good information flows within the Board and its committees and between senior management and the non-executive directors, as well as in facilitating induction and encouraging non-executive directors to attend courses at the Company's expense to update their skills and knowledge.

On appointment, new directors receive induction, including a package of information about matters of immediate importance to the Group, such as the current budget, strategy document, management accounts, the Scheme of Delegated Authority and details of the Company's directors' and officers' liability policy. They are also invited to have such meetings with other directors, senior management, external advisors (such as the auditors), and major shareholders as they wish.

Processes are in place for any potential conflicts of interest to be disclosed and for directors to recuse themselves from participation in any decisions where they may have any such conflict or potential conflict.

The directors may take independent professional advice at the Company's expense, if necessary, for the furtherance of their duties, whether as members of the Board or of any of its committees.

The Company maintains directors' and officers' liability insurance in respect of legal action against its directors.

All directors have access to the Company Secretary, who is responsible to the Board for ensuring that Board procedures are complied with.

There is an agreed list of matters reserved for the Board's decision: these are set out in the Company's Scheme of Delegated Authority and currently include, inter alia, the following:

- payment or recommendation of dividends;
- approval of results announcements, interim and annual reports and any other public statement relating to the Group's financial position which is likely to have a material impact on the Group's reputation;
- approval of the Group's budgets and the formulation of medium and long-term direction and strategy for the Group;
- establishment of committees of the Board, their constitution and terms of reference;
- monitoring of compliance with the Group's environmental policies;
- approval of the acquisition or disposal of any business or investment for a consideration of £25 million or more;
- approval of expenditure by a Principal Subsidiary in excess of its respective delegated expenditure authority;
- approval of significant changes to the accounting policies or practices of the Group;
- approval of any proposal as a result of which either Nedcor Limited or Mutual & Federal Insurance Company Limited would cease to be a majority-owned subsidiary of the Company;

- approval of appointments to the Board and renewal of non-executive directors' appointments, following prior review by the Nomination Committee;
- approval of any major decision relating to the conduct or settlement of any material litigation involving the Company or its subsidiaries;
- appointment and removal of the Company Secretary;
- appointment or termination of appointment of key professional advisors to the Group; and
- any other matters which are likely to have a material effect on the Group's financial position, future strategy or reputation.

Executive and non-executive roles
The executive element of the Board is balanced by a strong independent group of non-executive directors, such that no individual or small group of individuals can dominate the Board's decision making. The non-executive directors scrutinise the performance of management in meeting agreed goals and objectives, and monitor the reporting of performance. Procedures are in place to enable them to satisfy themselves on the integrity of the Group's financial information and that financial controls and systems of risk management are robust and defensible.

Those non-executive directors who are members of the Remuneration Committee are responsible for determining appropriate levels of remuneration for the executive directors, and members of the Nomination Committee have a primary role in recommending the appointment, and where necessary removal, of executive directors. The Board as a whole receives and considers regular reports on succession planning.

Separately from the formal Board meeting schedule, the Chairman holds periodic meetings with the other non-executive directors, without any executives being present, in order to provide a forum for any issues to be raised. He also conducts, in consultation with the senior independent non-executive director, an annual performance evaluation of each of the other non-executive directors, the results of which are reported to the Nomination Committee. These are designed to ensure that each director is continuing to contribute effectively and to demonstrate commitment to the role (including commitment of time for Board and Committee meetings and any other duties). The outputs from these performance evaluations are taken into account by the Nomination Committee in deciding whether to recommend to the Board the extension of engagement of any non-executive director and also whether to recommend to shareholders the re-election of any non-executive director who is due to retire by rotation at the Annual General Meeting. They would also form the basis, if the need arose, for the Chairman to act to address any weaknesses identified in the Board by seeking the resignation of underperforming directors or proposing, through the Nomination Committee, that additional directors be appointed.

Informal meetings among the non-executive directors, without the Chairman or any executive being present, are also facilitated by the Company. Among the activities carried out at such meetings is the annual review of the Chairman's own performance, under the aegis of the senior independent non-executive director, who also obtains input for such purpose from the executive directors.

Where directors have concerns that cannot be resolved about the running of the Company or a proposed action, they are encouraged to make their views known and these would be recorded in the Minutes of the Board meeting. No written statements on resignation containing matters of concern, such as are referred to in paragraph A.1.4 of the Combined Code, have been received by the Chairman.

The division of responsibilities between the current Chairman, Mr Levett, and the Chief Executive, Mr Sutcliffe, is documented so as to ensure that there is a clear division of responsibilities between the running of the Board and executive responsibility for running the Company's business. This was put in place and approved by the Board when Mr Sutcliffe succeeded Mr Levett as Chief Executive in November 2001 and a similar arrangement has been made for when Mr Collins succeeds Mr Levett as Chairman in May 2005. This, together with the Scheme of Delegated Authority and the matters reserved for decision by the Board, ensures that no one individual has unfettered powers of decision.

For both Mr Levett as outgoing Chairman and Mr Collins as incoming Chairman, responsibilities include those contained in the Supporting Principle to paragraph A.2 of the Combined Code, namely that the Chairman is responsible for leadership of the Board, ensuring its effectiveness on all aspects of its role and setting its agenda; ensuring that the directors receive accurate, timely and clear information; ensuring effective communication with shareholders; facilitating the effective contribution to the Board of non-executive directors in particular; and ensuring constructive relationships between the executive and non-executive directors.

The Board has determined that, in the absence of exceptional circumstances, no non-executive director's three-year cycle of appointment (which is itself subject to re-election and to Companies Act provisions relating to the removal of a director) should be renewed more than twice, i.e. that non-executive directors should serve a maximum of nine years in that role, and that no non-executive director should continue beyond his seventieth birthday. The renewal of non-executive directors' terms for successive three-year cycles is not automatic and the continued suitability of each non-executive director is assessed by the Nomination Committee before renewal of his appointment takes place. A particularly searching review is carried out at the end of six years. The section of the Remuneration Report entitled "Non-Executive Directors' Terms of Engagement" describes the current position of each of the non-executive directors with respect to their maximum three terms of three years and how the extension process has been applied to the directors concerned.

Corporate Governance and Directors' Report
Continued

The current Chairman, Mr Levett, was Chairman and Chief Executive until November 2001, when he was succeeded as Chief Executive by Mr Sutcliffe. His appointment as non-executive Chairman was carefully considered by the Board, which decided at that time that this was in the best interests of the Company in view of his long experience with the Group's South African businesses, depth of relevant knowledge and wealth of ability. Mr Levett is a director of the Company's 87%-owned general insurance subsidiary, Mutual & Federal Insurance Company Limited, and was, until the end of 2004, also a director of its 52%-owned banking subsidiary, Nedcor Limited and its main banking operation, Nedbank Limited. He is also a non-executive director of the non-Group companies, Barloworld Limited and Old Mutual South Africa Trust plc. Until July 2004 he was a non-executive director of SAB Miller plc. These external interests do not adversely affect his ability to discharge his duties as Chairman of the Board.

The Board conducts an annual self-assessment exercise to evaluate the effectiveness of its procedures. For 2004, it decided to carry out this process through a detailed questionnaire exercise, with returns being submitted anonymously to the Company Secretary, who collated a report on the outputs for the Board. The areas covered by the survey included Governance and Processes (Board meetings, Board functions, Board structure, Board Committees, financial and operational reporting and compliance) and strategic matters (planning and objectives, risk management, new business opportunities and projects, and human resources). The feedback was generally positive, but where suggestions for improvements were made, these have been noted by the Board and efforts will be made to address them in 2005.

Independence of non-executive directors
Six of the seven non-executive directors other than the Chairman (Messrs Andrews, Bogni, Broadhurst, Collins, Edey and Marks) are considered by the Board to be independent within the meaning of, and having regard to the criteria set out in, paragraph A.3.1 of the Combined Code – i.e. independent in character and judgement and there being no relationships or circumstances which are likely to affect, or could appear to affect, their judgement. Professor Nkuhlu, who will join the Board as a non-executive director on 1 March 2005, is also considered by the Board to be independent.

The Board decided in December 2004, following a review by the Nomination Committee, that it was no longer appropriate to classify Mr Clewlow as independent, in view of his increased involvement, as Chairman of Nedcor, in supporting the executive management of that company. He thereupon stepped down as a member of the Remuneration and Group Audit Committees so that all members of those Committees remained independent as required by the Combined Code.

Mr Collins has served as the senior independent non-executive director since February 2003 and will be succeeded in that role by Mr Broadhurst when Mr Collins becomes non-executive Chairman of the Company at the end of the AGM in May 2005. The senior independent non-executive director is available to shareholders if they have concerns that are unresolved after contact through the normal channels of the Chairman, Chief Executive or Group Finance Director or where such contact would be inappropriate. His contact details can be obtained from the Company Secretary at the registered office.

The terms and conditions for each of the non-executive directors are available in the Corporate Governance section of the Company's website, *www.oldmutual.com*, and these include details of the expected time commitment involved (which each of the non-executive directors has accepted). Other significant commitments of potential appointees are considered by the Nomination Committee as part of the selection process and are disclosed to the Board when recommendation of the appointment is submitted. Non-executive directors are also required to inform the Board of any subsequent changes to such commitments, which must be pre-cleared with the Chairman if material.

The executive directors are permitted to hold one external (i.e. non-Group) non-executive directorship (but not a chairmanship) of another listed company, subject to prior clearance by the Board and the directorship concerned not being in conflict or potential conflict with any of the Group's businesses. Neither Mr Sutcliffe nor Mr Roberts currently holds such a directorship.

2004 operations and Turnbull statement
The Board met on a scheduled basis regularly during the year. Meetings were co-ordinated with the Company's reporting calendar to allow for detailed consideration of the interim and preliminary results and the first and third quarters' trading updates. Two further sessions were specifically devoted to strategy and business planning respectively. The Board also met ad hoc as and when required to deal with specific matters requiring its consideration. During 2004, there were nine scheduled Board meetings and four ad hoc meetings.

The scheduled meetings included a three-day site visit to the Group's businesses in South Africa, which included presentations to the Board by Nedcor and Mutual & Federal as well as by Old Mutual South Africa.

During the year the Board approved and adopted four core Group values – Integrity, Respect, Accountability and Pushing beyond Boundaries. These have been communicated throughout the Group and incorporated into management's performance statements so as to ensure they are lived and observed by all key employees.

The Board has reviewed the effectiveness of the system of internal control during and at the end of the year. This review covered all material controls, including financial, operational and compliance controls and risk management systems.

The Board is of the view that there is a sufficient ongoing process for identifying, evaluating and managing the significant risks faced by the Group, and that this process has been in place for the year ended 31 December 2004 and up to the date of approval of this Report. The process accords with the Turnbull guidance set out in "Internal Control Guidance for Directors on the Combined Code" and is regularly reviewed by the Board.

The Company referred in its Directors' Report for 2003 to civil suits that had been filed against a subsidiary, Pilgrim Baxter & Associates, Ltd (PBA) (now renamed Liberty Ridge Capital, Inc.), by the United States Securities and Exchange Commission (SEC) and the office of the New York State Attorney General (NYAG). In June 2004 PBA reached agreements with the SEC and the NYAG, which settled all charges brought by those authorities against PBA in relation to market timing in the US mutual fund business. PBA neither admitted nor denied any wrongdoing. Under the settlement PBA agreed to pay $40 million disgorgements of past fees plus $50 million in penalties. In addition PBA agreed to reduce fees to investors by approximately $10 million over the next five years.

Some class actions related to the above remain pending. It is not possible to determine what the outcome of these class actions will be and whether there will be any costs to the Group.

The Directors' Report for 2003 also made reference to Nedcor, whose 2003 results were poor due to the effect of adverse currency and interest rate movements, amongst other things. This resulted in Nedcor launching a rights issue to raise R5 billion of ordinary share capital to strengthen its capital position. During 2004 the bank's interest rate and currency risks were minimised through proactive management. Nedcor's results for 2004 also contributed to an improvement in its capital position.

COMMITTEES

The Board has a number of standing committees or sub-committees, to which it has delegated various matters in accordance with terms of reference contained in the Scheme of Delegated Authority. It also establishes committees on an ad hoc basis to deal with particular matters as and when thought fit: in doing so, it specifies a remit, quorum and appropriate mix of executive and non-executive participation. Further information on the main standing committees and sub-committees of the Board is set out below.

Group Audit Committee

Current members: N N Broadhurst (Chairman), N D T Andrews, R Bogni, C D Collins, R P Edey. Other member during part of 2004: W A M Clewlow. Secretary: M C Murray

All of the members of the Group Audit Committee are independent non-executive directors. The Chairman of the Committee, Mr Broadhurst, is a Chartered Accountant and has recent and relevant financial experience, having been Finance Director of Railtrack plc until 2000.

The terms of reference of the Committee set out its role and responsibilities and these include:

- monitoring the integrity of the financial statements of the Company and any formal announcements relating to the Company's financial performance, including reviewing significant financial reporting judgements contained in them;

- reviewing the Company's internal financial controls;

- monitoring and reviewing the independence and effectiveness of the Company's internal audit function and its activities. An internal audit charter, reviewed and approved by the Committee, governs internal audit activity within the Group and is conducted in accordance with an annual audit plan. Progress against that plan is reported regularly to the Committee;

- receiving and reviewing reports on risk. Management teams in each subsidiary and business unit have applied the Criteria of Control Model (CoCo) developed by the Canadian Institute of Chartered Accountants to produce a control integrity profile for successive assurances given at increasingly higher levels of management and finally to the Committee. This process is co-ordinated by the Group risk function;

- making recommendations to the Board, for it to put to shareholders for their approval in general meeting, in relation to appointment, re-appointment and removal of the external auditors and approving their remuneration and terms of engagement;

- reviewing and monitoring the external auditors' independence and objectivity and the effectiveness of the audit process, taking into consideration relevant UK professional and regulatory requirements;

- developing and implementing policy on the engagement of the external auditors to supply non-audit services, taking into account relevant ethical guidance regarding the provision of non-audit services by the external audit firm, and reporting to the Board any matters in respect of which it considers that action or improvement is needed and making recommendations as to the steps to be taken; and

- reviewing "whistleblowing" arrangements – i.e. arrangements by which staff of the Group may, in confidence, raise concerns about possible improprieties in matters of financial reporting or other matters – with a view to ensuring that these arrangements enable the proportionate and independent investigation of such matters and result in appropriate follow-up action.

A number of audit or audit, risk and compliance committees operated at subsidiary level during 2004, including at Old Mutual Financial Services (UK) plc, Old Mutual Life Assurance Company (South Africa) Limited, Old Mutual (US) Holdings, Inc., Nedcor Limited and Mutual & Federal Insurance Company Limited, with terms of reference (in relation to the businesses under their respective remit) broadly equivalent to those of the Committee. The Committee receives minutes of the proceedings and reports from subsidiary audit committees on a regular basis and Chairmen of these subsidiary audit committees are invited to attend meetings of and report to the Committee periodically. A planning meeting was held between the Chairman of the Committee and the Chairmen of the subsidiary audit committees mentioned above, the regional heads of internal audit and representatives of the Group's auditors in October 2004 to co-ordinate the audit committees' activities and to review and approve the scope of internal audit plans for 2005. Similar planning meetings will take place on an annual basis going forward.

Actuarial Review Committee

Current members: R Bogni (Chairman), M J Levett, J V F Roberts. Secretary: M Carey

The Actuarial Review Committee is a sub-committee of the Group Audit Committee and covers the Group's life operations worldwide. The role of the Committee is: (i) to review the actuarial content of the life assurance figures included in the Group's externally published financial statements (annual and interim); (ii) to verify the appropriateness of the actuarial methods and assumptions used and changes thereto and the appropriateness of the financial results which depend on actuarial calculations; and (iii) to review the financial soundness of each of the life assurance companies within the Group. The Committee met four times during 2004 and each meeting was attended by all of the members.

Upon Mr Levett's retirement in May 2005, Mr Broadhurst will replace him as a member of this Committee and Mr Sutcliffe will replace Mr Roberts, so that there will continue to be a qualified actuary as a member of the Committee.

Remuneration Committee

Current members: C D Collins (Chairman), N D T Andrews, N N Broadhurst, M J P Marks. Other member during part of 2004: W A M Clewlow. Secretary: M C Murray

Details of the role and activities of the Remuneration Committee and how the Remuneration Committee and the Board have applied the main and supporting principles and the Code Provisions in Section B of the Combined Code are provided in the Remuneration Report.

Corporate Governance and Directors' Report
Continued

Nomination Committee
Current members: M J Levett (Chairman), N D T Andrews, R Bogni, N N Broadhurst, W A M Clewlow, C D Collins, R P Edey, M J P Marks, J H Sutcliffe. Secretary: M C Murray
The Nomination Committee makes recommendations to the Board in relation to the appointment of directors, the structure of the Board and membership of the Board's main standing committees. It also reviews development and succession plans for the most senior executive management of the Group and proposed appointments to the Boards and standing committees of principal subsidiaries where these are material in the context of the Group as a whole. It is chaired by the Chairman of the Board, Mr Levett, and a majority of its members (six out of nine) are independent non-executive directors.

The Nomination Committee seeks to ensure that its process for identifying candidates for recommendation to the Board as new directors is formal, rigorous and transparent. Vacancies generally arise in the context of either planned refreshing and renewal of the Board, or replacing directors who are due to retire, or rebalancing the balance of knowledge, skills or independence of the Board. The two new independent non-executive directors appointed during 2004, Mr Marks and Mr Edey, were selected to increase the cadre within the Board who had direct experience of international financial services markets. External search agents were provided with guidelines on objective criteria for the individuals sought and recruitment of the two new non-executive directors followed a short-listing and interview process which involved a majority of members of the Board. Professor Nkuhlu, who is joining the Board from 1 March 2005, was selected from a short list of eligible South African candidates to replenish South African representation on the Board following Mr Liebenberg's and ahead of Mr Levett's retirements. In identifying candidates, appropriate regard is paid to ensuring that they will have sufficient time available in the light of their other commitments to devote to discharging their duties as directors of the Company.

Chairman's Selection Committee
The question of Chairman's succession was dealt with during 2004 through a separate committee established by the Board, comprising Messrs Andrews, Bogni, Broadhurst and Clewlow. Objective criteria for the successor were agreed by members of the Committee: these included an assessment of the time commitment expected (an average of two to three days per week) and the need for the person appointed to be available in the event of crises.

The results of an external confidential search for potential candidates were reviewed against internal candidates. Having weighed up the respective merits of all potential candidates who had been identified, the Chairman's Selection Committee recommended to the Board that Mr Collins be appointed as Chairman elect to succeed Mr Levett in May 2005. This recommendation was unanimously endorsed by the Board (in the absence of Mr Collins himself), subject to Mr Collins' confirmation that he would, by the time the appointment took effect, have stepped down as Chairman of Hanson PLC, so as to avoid his being chairman of two FTSE 100 companies at the same time. This was subsequently confirmed. Mr Collins' main other commitments are as Chairman of Forth Ports PLC and as a non-executive director of The Go-Ahead Group plc and Alfred McAlpine PLC. He has confirmed to the Company that these will not adversely affect his ability to discharge his role as Chairman of the Company.

Executive Committee
Current members : J V F Roberts, J H Sutcliffe
The Executive Committee is a committee comprising the executive directors of the Company, to which executive control and decision-making are delegated, subject to reservation of matters that require approval by the Board itself. A quorum comprises the two executive directors. The Committee met 16 times during 2004.

Group Capital Management Committee
Current members : J V F Roberts (Chairman), D I Hope, A Patterson, M Walton, J H Sutcliffe. Secretary: D I Hope
The Group Capital Management Committee is a sub-committee of the Executive Committee. Its role is: (i) to set an appropriate framework and guidelines to ensure the appropriate management of the Group's capital; (ii) to support the Business Planning and Quarterly Business Review process in terms of allocating capital to the Group's businesses; and (iii) to monitor the return based on allocated capital per business relative to the hurdle rate and limit the allocation of capital to underperforming businesses, as appropriate. In addition, it is tasked: (i) to ensure that the strategic investment goals of the Group are clearly disseminated; (ii) to consider and approve the overall investment strategy of the Group's shareholders' funds, including those supporting regulatory and solvency capital, in order that the shareholders' assets are managed prudently having regard to risk, liquidity, tax and the need to support the Group's businesses; and (iii) to consider projects referred to it and to approve (or, where appropriate, refer up for approval) those deemed most likely to support the Group's core strategies and to build shareholder value. The Committee met twice during 2004 and both meetings were attended by all of the members.

Terms of reference
The terms of reference of each of the principal committees of the Board are available in the Corporate Governance section of the Company's website, *www.oldmutual.com*, and may also be obtained upon request free of charge from the Company Secretary at the registered office.

The membership and chairmanship of the Board's standing committees are regularly reviewed by the Nomination Committee so as to ensure that they are refreshed and that undue reliance is not placed on particular individuals.

Each of the Group Audit, Remuneration and Nomination Committees conducted a self-assessment exercise during 2004 to address, inter alia, whether their respective terms of reference had been satisfactorily fulfilled during the year, whether the Committees had the necessary skills and resources and were receiving a satisfactory level of information in order to discharge their responsibilities, and whether their processes and methods could be improved. These were each conducted by anonymous questionnaires to members of the Committee concerned and other key participants in the Committee's activities (including the external auditors, in the case of the Group Audit Committee) and the results were collated by the Company Secretary and reported to the Committees for consideration.

ATTENDANCE RECORD

The following table sets out the number of meetings held and individual directors' attendance records at the Board and its principal standing committees in 2004:

	Board (scheduled)	Board (ad hoc)	Group Audit Committee	Remuneration Committee	Nomination Committee
No. of meetings held	9	4	5	3	5
N D T Andrews	9/9	4/4	4/5	2/3	–
R Bogni	8/9	3/4	4/5	–	4/5
N N Broadhurst	8/9	2/4	5/5	3/3	5/5
W A M Clewlow	8/9	3/4	5/5	2/3	4/5
C D Collins	9/9	2/4	4/5	3/3	5/5
R P Edey	6/6	2/2	1/2	–	–
M J Levett	9/9	4/4	–	–	5/5
C F Liebenberg	6/6	3/3	–	–	4/4
M J P Marks	6/8	3/3	–	1/2	–
J V F Roberts	9/9	4/4	–	–	–
J H Sutcliffe	9/9	4/4	–	–	5/5

Messrs Levett, Roberts and Sutcliffe attended all of the Group Audit Committee Meetings held during 2004 at the invitation of the Chairman of that Committee (but were absent for the private sessions between members of that Committee and the auditors). Messrs Levett and Sutcliffe also attended all of the Remuneration Committee Meetings at the invitation of the Chairman of the Remuneration Committee, but absented themselves for any matters relating to their own respective remuneration arrangements. No one other than the Chairman and the members of the Group Audit Committee, Nomination Committee or Remuneration Committee has a right to be present at their respective meetings: attendance by others is always at the invitation of the Chairman of the Committee concerned.

AUDITORS

During the year ended 31 December 2004 fees paid by the Group to KPMG Audit Plc, the Group's auditors, and its associates (KPMG) totalled £5.2 million for statutory audit services, £2.2 million for other audit and assurance services, and £4.9 million for tax and other services. In addition to the above, Nedcor paid a further £2.5 million to Deloitte & Touche in respect of joint audit arrangements. The primary component within the £4.9 million paid to KPMG for tax and other services was advisory work in connection with the Group's transition to reporting under International Financial Reporting Standards.

The following guidelines have been approved by the Group Audit Committee and are applied in placing non-audit work:

- No non-audit work should be given to the external auditors where the consequences of using them would mean that they were effectively auditing their own work. However, this does not preclude the provision of accounting resources on contract or secondment, provided that those specific resources are not involved in the audit and would be managed by an individual/partner not involved in the audit.

- All non-audit related work undertaken by the external auditors would normally be the responsibility of a partner not involved in the Company's audit. However, there may be certain assignments which are so closely related to the audit (e.g. certificates, bad debt reviews, regulatory returns) or which involved a transaction (e.g. acquisition or disposal) that it would be sensible for the audit partner to undertake those assignments.

- All non-audit projects in excess of £50,000 (R750,000) placed with the external auditors should be agreed by the Group Finance Director.

- All projects in excess of £300,000 (R4.5 million) are to be subject to competitive tender and agreed by the Group Finance Director or the Group Chief Executive, and any projects in excess of £1,000,000 (R15 million) are to be pre-approved by the Group Audit Committee.

- Cumulative non-audit fees (excluding audit-related fees such as review of regulatory returns) for the Group should not exceed total statutory audit and audit-related fees in any one year without the approval of the Group Audit Committee.

- All non-audit work placed with the external auditors should be retrospectively reported to the appropriate audit committee.

The Group Audit Committee considered the balance of audit and non-audit remuneration paid to KPMG at its meeting in February 2005 and declared itself satisfied that the non-audit work was awarded on arm's length terms and did not compromise the independence of KPMG Audit Plc as auditors to the Company.

KPMG Audit Plc has expressed its willingness to continue in office as auditors to the Company and, following a recommendation by the Audit Committee to the Board, a resolution proposing its re-appointment will be put to the Annual General Meeting (Resolution 4 in the Notice of Annual General Meeting).

Arrangements have been made, in conjunction with KPMG, for appropriate audit partner rotation in accordance with recommendations of the Institute of Chartered Accountants in England and Wales. As a result of these, the current lead audit partner in the UK, Mr Richard Bennison, will be succeeded during 2005 by Mr Alastair Barbour.

ANNUAL GENERAL MEETING

The Board uses the Annual General Meeting (AGM) to provide an update on the Group's first quarter's trading. A full transcript of the AGM proceedings is made available on the Company's website as soon as practicable after the end of the Meeting. All items of formal business at the AGM are now conducted on a poll, rather than by a show of hands. The Company has arrangements in place through its registrars, Computershare Investor Services, to ensure that all validly submitted proxy votes are counted, and a senior member of Computershare's staff acts as scrutineer to ensure that votes cast are properly received and recorded.

Each substantially separate issue at the AGM is dealt with by a separate resolution and the business of the AGM always includes a resolution relating to the approval of the Report and Accounts. All directors, including the Chairmen of the Group Audit, Remuneration and Nomination Committees (who are available to answer any questions on the matters covered by these Committees), are expected to attend the AGM and all of them did so in 2004.

The notice of AGM and related materials contained in the Report and Accounts or Summary Financial Statements are sent out to shareholders in time to arrive in the ordinary course of the post at least 20 working days before the date of the AGM.

Results of the AGM and Court Meeting in 2004

All resolutions considered at the Company's AGM held on 14 May 2004 and the Meeting of Shareholders convened by order of the UK High Court (the Court Meeting) on 14 May 2004 to consider a scheme of arrangement to authorise the directors to extend the Company's unclaimed shares trust arrangements were dealt with on a poll. The results of the polls on each of the resolutions were announced to the markets later on 14 May 2004 and were as follows:

Corporate Governance and Directors' Report
Continued

ORDINARY RESOLUTIONS

Resolution 1
To receive and adopt the directors' report and accounts

In favour	Against	% in favour
1,783,591,896	2,899,368	99.84%

Resolution 2
To declare a final dividend of 3.1 pence per ordinary share

In favour	Against	% in favour
1,826,191,939	96,335	99.99%

Resolution 3 (i)
Election of Michael Marks as a director of the Company

In favour	Against	% in favour
1,815,895,358	1,073,589	99.94%

Resolution 3 (ii)
Re-election of Rudi Bogni as a director of the Company

In favour	Against	% in favour
1,815,787,183	1,105,695	99.94%

Resolution 3 (iii)
Re-election of Norman Broadhurst as a director of the Company

In favour	Against	% in favour
1,805,146,590	6,303,783	99.65%

Resolution 3 (iv)
Re-election of Julian Roberts as a director of the Company

In favour	Against	% in favour
1,809,742,666	7,356,819	99.60%

Resolution 4
Re-appointment of KPMG Audit Plc as auditors to the Company

In favour	Against	% in favour
1,797,800,999	7,506,721	99.58%

Resolution 5
To authorise the Audit Committee of the Company to settle the remuneration of the auditors

In favour	Against	% in favour
1,804,581,632	3,823,078	99.79%

Resolution 6
To approve the Remuneration Report in the Company's report and accounts

In favour	Against	% in favour
1,649,850,335	33,853,841	97.99%

Resolution 7*
Authority to allot relevant securities up to an aggregate nominal amount of £127,917,000

In favour	Against	% in favour
1,350,584,574	468,340,374	74.25%

*During the meeting the Chairman, Mr Levett, made the following statement:

"This Resolution, which is in accordance with UK institutional investors' guidelines, does not accord with what is now regarded as best practice in South Africa.

In the light of this, the Board undertakes that the Company will not use the authority to be granted by this resolution beyond 10% of the existing issued shares – that is, to an aggregate nominal value of £38,374,000 – without coming back to shareholders, notwithstanding the higher figure contained in the resolution."

SPECIAL RESOLUTIONS

Resolution 8
Authority to allot equity securities up to maximum nominal aggregate amount of £19,187,000

In favour	Against	% in favour
1,394,035,668	424,243,718	76.67%

Resolution 9
Authority in accordance with section 166 of the Companies Act 1985 to purchase up to 383,752,930 Ordinary Shares of 10p each in the Company by way of market purchase

In favour	Against	% in favour
1,817,474,833	4,974,669	99.73%

Resolution 10 (i)
Approval of contingent purchase contract to enable shares to be bought back on the JSE Securities Exchange South Africa

In favour	Against	% in favour
1,817,316,278	1,495,217	99.92%

Resolution 10 (ii)
Approval of contingent purchase contract to enable shares to be bought back on the Namibian Stock Exchange

In favour	Against	% in favour
1,816,549,384	1,674,309	99.91%

Resolution 10 (iii)
Approval of contingent purchase contract to enable shares to be bought back on the Zimbabwe Stock Exchange

In favour	Against	% in favour
1,816,778,772	1,568,199	99.91%

Resolution 10 (iv)
Approval of contingent purchase contract to enable shares to be bought back on the Malawi Stock Exchange

In favour	Against	% in favour
1,816,431,152	1,686,756	99.91%

Resolution 11
Adoption of amended Articles of Association

In favour	Against	% in favour
1,861,828,092	322,342	99.98%

Resolution 12
Approval of arrangements relating to the proposed extension of the Unclaimed Shares Trusts, including amendment of the Company's objects clause

In favour	Against	% in favour
1,853,573,012	607,237	99.97%

Each of the resolutions at the 2004 AGM was accordingly duly passed.

Court Meeting relating to the Company's Unclaimed Shares Trusts
Resolution to approve the proposed scheme of arrangement

In favour	Against	% in favour
1,711,443,781	527,488	99.97%

The Court Meeting resolution was accordingly duly passed and the scheme of arrangement authorising the directors of the Company to extend the period within which claims can be made to certain entitlements that arose upon demutualisation of the Group was subsequently confirmed, without amendment, by the UK High Court.

INTERNAL CONTROL ENVIRONMENT

The Board acknowledges its overall responsibility for the Group's system of internal control and for reviewing its effectiveness, whilst the role of executive management is to implement Board policies on risk and control.

Executive management have implemented an internal control system designed to facilitate the effective and efficient operation of the Group and its business units and aimed at enabling management to respond appropriately to significant business, operational, financial, compliance and other risks to achieving the Group's business objectives. These include protecting policyholders' interests, safeguarding shareholders' investments, safeguarding assets from inappropriate use or from loss or fraud, ensuring that liabilities are identified and managed, and addressing any social, environmental or ethical matters that have significance for the Group's businesses.

The system of internal control also helps to ensure the quality of internal and external reporting, compliance with applicable laws and regulations, and internal policies with respect to the conduct of business.

The Group's internal control system is designed to manage, rather than eliminate, the risk of failure to achieve the Group's business objectives, and can only provide reasonable, and not absolute, assurance against material misstatement or loss.

Approach to risk management

Creating shareholder value is the Group's overriding business objective, and the Group therefore derives its approach to risk management and control from a shareholder value perspective. As a result, the risk process covers a much broader range than the narrowly defined traditional risk categories and specifically includes strategic risk, also referred to as business risk, and Enterprise Risk Management (ERM).

The Group's overall approach is to understand the diversity and full breadth of risk and then to manage it, with a strong emphasis on implementing controls that reduce residual risk to a level calculated to optimise the level of return on investment. However, risk management is not limited solely to the downside or risk avoidance; it is about taking risk knowingly.

The Group operates a risk management framework, which is based on COSO's ERM Framework, and the Group is planning to transition more fully to the COSO framework. The current risk framework contains the following components: (i) a robust risk governance structure; (ii) risk appetites established at Group and subsidiary level; (iii) Group-wide risk policies; and (iv) methodologies that focus on risk identification, risk measurement, risk assessment, action plans, monitoring and reporting. Each component is explained in more detail below.

Risk governance

The formal governance structures described earlier in this report are complemented by a risk governance model based on three lines of defence. This model distinguishes between functions owning and managing risks, functions overseeing risks and functions providing independent assurance:

- The Board sets the Group's risk appetite, approves the strategy for managing risk and is responsible for the Group's system of internal control. The Group Chief Executive, supported by the plc Management Board, has overall responsibility for the management of risks facing the Group and is supported in the management of these risks by management at the operating subsidiaries. Management and staff within each business have the primary responsibility for managing risk. They are required to take responsibility for the identification, assessment, management, monitoring and reporting of enterprise risks arising within their respective areas.

- The second line of defence is provided by the Group Chief Risk Officer, supported by the Group risk function and other specialist in-house functions at Company and subsidiary levels, who provide technical support and advice to operating management to assist them with the identification, assessment, management, monitoring and reporting of financial and non-financial risks. The Group risk function recommends Group Risk Policies to the Board for approval, provides objective oversight and co-ordinates ERM activities in conjunction with other specialist risk-related functions. Group risk is not, however, accountable for the day-to-day management of financial and non-financial risks.

- The third line of defence is designed to provide independent objective assurance on the effectiveness of the management of enterprise risks across the Group. This is provided to the Board through the Group Internal Audit function, the external auditors and the Group Audit Committee, supported by audit committees at subsidiaries.

Risk appetite

The fundamental purpose of the Group's risk appetite is to define how much risk the Group is willing to take. Risks or events falling outside the agreed risk appetite are identified for immediate remedial action and subjected to executive management and audit committee oversight. The Group's risk appetite framework is currently under development and will encompass: (i) a process for setting the Group risk appetite; (ii) a process for allocating the Group risk appetite among the business units, including the identification of existing appetites for risk within those businesses; (iii) risk reporting against those limits; (iv) application of stress and scenario testing; and (v) risk appetite governance laid down in a Group risk appetite policy.

Some components of the Group risk appetite are dependent on the completion of the Group's Economic Capital project, which is currently scheduled for completion in 2006.

Corporate Governance and Directors' Report
Continued

Group risk principles
Group risk principles have been established for each major risk category to which the Group is exposed. These are designed to provide management teams across the Group with guiding principles within which to manage risks. Business unit risk policies expand on these principles and contain detailed requirements and/or limits for the specific business concerned.

Adherence to these principles provides the Board and the Company's stakeholders with assurance that high-level common standards are consistently applied throughout the Group and also contributes to how the Group governs itself.

Group risk principles are reviewed annually.

Risk methodologies
Risk identification
Strategic objectives reflect management's choice as to how the Group will seek to create value for its stakeholders. Strategic objectives are translated into business unit objectives. Risks (and risk events) are then identified that would prevent the achievement of both the strategic and business objectives, i.e. objective-setting is a pre-condition to the risk management process. For this reason, risk identification is part of the annual business planning process. The resultant risks are recorded in a risk register, with details of existing controls or actions to mitigate the risks and any associated time frame, details of who owns the control or action plans and a measure of the residual risk. Where the residual risk is deemed to be outside the risk appetite, it is transferred to a control log for remedial action.

Risk assessment and measurement
Various means of assessing and measuring enterprise risks and risk events are used throughout the Group. These include estimating the financial impact and the likelihood of risk occurrence, trend and traffic light assessments and high/medium/low assessments. With regard to credit risk, asset and liability risk and market risk, a mixture of quantitative and qualitative measurement methods is used by the business units commensurate with the complexity of the risk, such as exposures against limits, stress and scenario testing, sensitivity analysis and value-at-risk measures.

Action plans
Detailed action plans to mitigate the occurrence of a risk or to remedy a breakdown in control are recorded on risk and control logs maintained by each business grouping.

Monitoring and control
The Board reviews the effectiveness of the system of internal control. This review covers all material controls, including financial, operational and compliance controls and risk management systems.

Management teams in each subsidiary and business unit have applied the Criteria of Control Model (CoCo) developed by the Canadian Institute of Chartered Accountants, and have produced a control integrity profile for successive assurances given at increasingly higher levels of management and finally to the Group Audit Committee. This process is co-ordinated by the Group risk function.

Risk monitoring is also undertaken at Group, Principal Subsidiary and business unit level by management, ERM functions, specialised risk management functions, internal audit and subsidiary audit committees.

The following are some of the other key processes of risk monitoring used around the Group:

- The Group Finance Director provides the Board with monthly performance information, which includes key performance and risk indicators. These are complementary to the monthly management reports, which include a status report on key risks to the achievability of business objectives.

- Items on risk logs and control logs (which contain details of any control failures) are reported pursuant to an escalation protocol to the appropriate level of management board or committee, where rectification procedures and progress are closely monitored. Planned corrective actions are independently monitored for timely completion by internal audit and, as appropriate, by the Group Audit Committee and Board.

- Exposure reporting, risk concentrations and solvency and capital adequacy reports are submitted to the relevant credit and capital management committees in the normal course of business. Where exposures are in excess of limits, they are treated in the same way as control breakdowns and reported on the relevant control log for audit committee review.

- The Group's internal audit function operates on a decentralised basis co-ordinated at Group level by the Group head of internal audit, who reports directly to the Chairman of the Group Audit Committee and the Group Chief Executive. It carries out regular risk-focused reviews of the system of internal control and reports to local executive management, with unrestricted access to the Chairman of the Group Audit Committee.

Reporting
As part of the Board's annual review process, the Chief Executive of each of the Group's major businesses completes a letter of representation. This letter confirms that there has been no indication of any significant business risk occurring, nor any material malfunction in controls, procedures or systems during the reporting period, resulting in loss or reputational damage, which impacts negatively on the attainment of the business's objectives during the year and up to the date of approval of the Annual Report. Exceptions are noted and reported. In addition the letter confirms that the business unit will continue as a going concern for the year ahead. The collated results of these letters are reported to the Group Audit Committee.

Monthly management reports, reports by the Group Finance Director, risk logs, control logs and exposure reports described under "Monitoring and control" above also form part of the reporting process.

MANAGEMENT OF SPECIFIC RISKS
At Company level, the principal risks are the volatility of the major currencies in which the Group operates (Rand and US$) to Sterling, and investment market and interest rate movements.

Given the lack of deep and liquid markets for African trading currencies and the size of currency-related risks, the Group does not currently hedge translation risk for African currencies, although action may be taken to hedge specific forecast cash flows, such as the payment of dividends from South Africa.

In order to manage investment risk, the Group makes limited use of derivative contracts, outside regulated entities, only for the purposes of risk reduction or efficient portfolio management. Speculative activity is not permitted and all transactions must be fully covered by cash or corresponding assets and liabilities. The total income from all derivative instruments outside regulated entities is not material to the Group.

The other principal risks managed by the Group's businesses are described below.

South Africa – Life business
Underwriting risk is controlled by underwriting principles governing product repricing procedures and authority limits. The underwriting process takes into account actual and prospective mortality, morbidity and expense experience. The impact of HIV/AIDS is mitigated wherever possible by writing products that allow for repricing on a regular basis or are priced to allow for the expected effects of AIDS. The Group also conducts HIV and other tests for lives insured above certain values and offers reduced premiums for those willing to undergo regular testing.

For fixed annuities, market risks are managed by investing in fixed interest securities with a duration closely corresponding to those liabilities. Market risks on policies where the terms are guaranteed in advance and the investment risk is carried by the shareholders, principally reside in the South African guaranteed non-profit annuity book, which is closely matched with gilts and semi-gilts. Other non-profit policies are also suitably matched through comprehensive investment guidelines. Market risks on with-profit policies, where investment risk is shared, are minimised by appropriate bonus declaration practices.

Equity price risk and interest rate risk (on the value of securities) are modelled by the Group's risk-based capital practices, which require sufficient capital to be held in excess of the statutory minimum to allow the Group to manage significant equity exposures. Credit risk is monitored by the business's Credit Committee covering life and third party funds, which has established appropriate exposure limits.

Old Mutual Asset Managers (South Africa)
The exposure of the Group's asset management businesses to market fluctuations gives rise to potential impacts on revenue levels, which are a function of the value of client portfolios. Investment risk is principally borne by the client. Compliance risks faced by these businesses are monitored and reviewed by compliance and risk committees established for this purpose. The risk of loss of key employees is managed by the use of long term incentive schemes aligned with shareholder value targets, and by competition restrictions in employment agreements.

Nedcor
Risk is an integral component and driver of Nedcor's success in achieving shareholder value. Nedcor does not, however, look to avoid risk, but rather seeks to understand it, manage it effectively and measure it in the context of an appropriate system that derives its approach to risk management and control from a shareholder value perspective.

Nedcor's risk process covers the entire range of risk categories and specifically includes strategic risk and enterprise-wide risk management.

As a bank, Nedcor's core activity is risk taking, and accordingly risk management is seen as a core competency.

Risks relating to trading and non-trading activities are managed through a framework of policies, methods and independent monitoring committees.

Asset and liability management is conducted within a formal structure which monitors the levels of acceptable financial risk. This structure is not heavily reliant on trading securities and derivatives, but focuses on using on-balance sheet mechanisms.

Corporate Governance and Directors' Report
Continued

Interest rate risk for Nedcor is its net income exposure to adverse movements in rates arising as a result of mismatches in the repricing terms of assets and liabilities. Prospective repricing of assets and liabilities is assessed using gap analysis and earnings at risk modelling techniques to quantify the potential impact.

Liquidity risk is the risk of being unable to raise funds at market prices to meet commitments as they fall due or to satisfy client demands for funds. This risk is managed by the maintenance of adequate capital, combined with sophisticated cash flow forecasting and strategic planning, maintaining an adequate pool of high quality marketable assets and ensuring appropriate diversity in liabilities.

Credit risk is governed by policy guidelines and administered by an appropriately constituted committee at Nedcor, which approves all facilities in excess of 10% of capital, and also monitors other large exposures, risk limits, provisions and non-performing loans. Concentrations in country credit risk are similarly managed.

Nedcor's trading in foreign exchange and interest rate markets primarily involves interest rate swaps, forward rate agreements, bonds and bond options. Currency options, equities and equity derivatives are also traded on a limited basis. Trading exposures are measured using sensitivity analysis, value at risk and scenario testing, and Nedcor operates a formal system of monitoring and oversight on market trading risk.

Mutual & Federal
Underwriting risks are controlled through a formal system of parameters within Mutual & Federal, which is regularly updated and only deviated from following approval by senior management. Reinsurance cover is in place, with retentions set at conservative levels. Equity price risk is covered by the capital strength of the Mutual & Federal group.

US businesses
US Life
Underwriting risk is controlled by underwriting principles governing product repricing procedures and authority limits. The underwriting process takes into account prospective mortality, morbidity and expense experience. A large amount of the mortality and morbidity risk is reinsured to highly rated companies.

For fixed annuities, policyholder option risk is managed by investing in fixed securities with durations within a half-year of the duration of the liabilities. Cash flows in any period are closely aligned to ensure any mismatch is not material. Extensive interest rate scenario testing is required by regulatory authorities to ensure that the amounts reserved are sufficient to meet the guaranteed obligations.

The guaranteed returns provided under Equity Index Annuities are dynamically hedged to ensure a close matching of option payoffs to the liability growth. Hedging positions are reviewed daily to re-adjust them as necessary.

Credit risk is monitored by the business's Investment Committee, which has established appropriate exposure limits.

US Asset Management
The exposure of the Group's US asset management businesses to market fluctuations gives rise to potential impacts on revenue levels, which are a function of the value of client portfolios. Investment risk is principally borne by the client. Compliance risks faced by these businesses are independently monitored and reviewed by compliance functions and committees, which also need to meet stringent US regulatory requirements. The risk of loss of key employees is managed by the use of long-term incentive schemes aligned with shareholder value targets, and by competition restrictions in employment agreements.

UK
The UK asset management business is exposed to market fluctuations in terms of the potential impacts on revenue levels, which are a function of the value of client portfolios. This exposure is reduced through product diversification, including through the portfolio of hedge funds managed by Old Mutual Asset Managers (UK).

The business is exposed to operational risk. The means of managing this include: tight control environment, careful planning and controlled execution of business integration, stress testing and parallel running of new operational systems and software, monitoring of operational key risk indicators, performing regular audit reviews, and maintaining insurance policies.

The Group's UK businesses operate in a highly regulated and changing environment. Compliance risk is mitigated through embedded compliance procedures and controls, ensuring adherence to regulations, and ongoing compliance monitoring by internal compliance functions.

The risk of loss of key employees is managed by the use of long-term incentive schemes aligned with shareholder value targets, and by competition restrictions in employment agreements.

POLICY MATTERS

Relations with shareholders and analysts

The Company is committed to a continuing open dialogue with investors and analysts in order to raise understanding and awareness of the Group's strategy, operations, management and plans and to realise a fair valuation for the Company's shares.

Under the programme for 2004, the Chief Executive and/or the Group Finance Director hosted over 100 one-to-one meetings across South Africa, the UK, the USA and Europe with current and potential investors. A divisional executive accompanied them to almost half of these meetings, in order to offer greater insight into their specific business. The programme was complemented by educational seminars on the Group's US life and asset management businesses held in the UK and South Africa.

In addition to the above, the Corporate Affairs team carried out almost 100 meetings around the world, some in conjunction with the Treasury team on non-deal roadshows.

Group strategy and performance are communicated to financial markets through annual and interim reports, news releases, speeches, transcripts and presentations, using a wide range of internal and external communication channels. The Company holds two results meetings a year, at the time of its preliminary and interim results, and these are hosted and webcast simultaneously in London and Johannesburg. In addition, in May and November the Company holds analyst teleconference calls to present its quarterly trading statements. Transcripts and materials are held on the Company's website to allow access (subject to applicable legal restrictions) for those unable to be present. All major announcements by the Company are e-mailed to Corporate Affairs' investor database as they are made public.

The Company's shares are now covered by 20 analysts in South Africa and the UK and they offer commentary and views on valuation in the Company's two major listed regions. Corporate Affairs continued to strive during 2004 to increase the coverage of the Company's shares outside South Africa so that a balanced spread of benchmarks and peer comparisons would be available.

The Company's website has undergone continued development in 2004, creating state-of-the-art tools for retail investors and allowing access to materials and records of all public presentations, as well as media and regulatory communications.

Frequently asked questions are posted on the website and the Company responds to many direct requests for information and also provides answers to specific queries. The website offers a wide range of services for investors, including the Company's share price, details of dividends, procedures for electing to receive communications electronically and other relevant data for shareholders.

The Company's share registrars in the UK and each country where its shares are listed offer services to personal shareholders to deal with specific requests that they may have. The Company's brokers in each of the five markets where Old Mutual's shares are listed also maintain active communication with, and provide other services for, the Company's shareholders.

The Board monitors investor relations matters closely and receives a report on the subject at each of its scheduled meetings. It also receives the results of an annual externally-conducted survey by Makinson Cowell, which seeks to capture the views of the Company's largest shareholders on a wide range of issues. These include feedback on governance and strategy. The use of an external agency to collate these views enables shareholders to be more open about any concerns or issues they may have. In addition, the Chairman, the senior independent non-executive director and the other non-executive directors attend various functions during the year to which major shareholders are invited, thereby enabling them to understand any issues or concerns that such shareholders may wish to raise. Press cuttings and brokers' and analysts' comments on the Company are also provided to all of the directors on a weekly basis by the Corporate Affairs department.

The senior independent non-executive director, Mr Collins, currently obtains an understanding of issues and concerns of major shareholders primarily through the Makinson Cowell survey referred to above, but he also dealt with direct representations or issues from shareholders and other stakeholders during 2004.

Employment matters

The Group's employment policies are designed to promote a working environment that supports the recruitment and retention of highly effective employees, improves productivity and fosters relationships that build on the diversity of its workforce. They are regularly reviewed and updated to ensure their relevance for the locations to which they apply. Whilst local employment policies and procedures are developed by each business according to its own circumstances, the following key principles of employment are applied consistently throughout the Group:

- employees are recruited, retained, trained and promoted on the basis of their suitability for the job, without discrimination in terms of race, religion, national origin, colour, gender, age, marital status, sexual orientation or disability (whether in existence at the commencement of employment or developing subsequently) unrelated to the task at hand. In South Africa this principle is balanced with the requirement to address issues of employment equity, and the local businesses' practices take due account of this;

Corporate Governance and Directors' Report
Continued

- clear goals are established, together with training and feedback on performance, to deliver the Group or business objectives and to provide a satisfying working environment for employees;

- a working environment is provided that meets the health and safety standards of the Group and local regulations and allows employees to work to the best of their abilities, free from discrimination and harassment;

- employee involvement, consultation and communication are promoted through in-house publications, briefings, roadshows and internet-based channels; and

- the efforts of employees in contributing to the success of the Group are appropriately recognised. Compensation systems are structured to recognise both the efforts of individuals and the performance of the sector of the business in which they work.

Various initiatives have been implemented to enhance talent management processes across the Group including:

- using the Top Leadership Group, which comprises approximately 100 senior people from across the Group, to develop, review, implement and communicate talent management as well as other strategic initiatives;

- agreeing a common set of values to be applied consistently across the Group and encouraging their adoption and implementation through surveys, road shows, written media and incorporation into the performance appraisal cycle;

- identifying international and other cross-business employment opportunities to develop talented individuals across the Group;

- setting an objective for each of the Group's businesses to be an employer of choice, supported by the creation of centres of excellence in human resource practice in the larger and more established businesses. These centres of excellence support and assist the development and implementation of world-class practice in the Group's newer and smaller businesses; and

- continuing to focus on leadership and management development, supported by the Old Mutual Business School in Cape Town.

The benefits of a continuous drive to promote performance management across the Group over the last three years are now being seen in improvements in performance management processes and culture, measurement of performance and delivery, and the relationship between performance and reward.

Key initiatives at the Group's South African businesses during 2004 included:

- HIV/AIDS workplace programmes, which enable improved access to counselling of employees and their families on HIV/AIDS-related issues;

- active involvement by Old Mutual South Africa and Nedcor in working through employer bodies to finalise proposals on the Financial Sector Charter dealing with Black Economic Empowerment and employment equity; and

- acceleration of employment equity and management transformation through cultural diversity and voluntary early retirement programmes.

Supplier payment policy
In most cases suppliers of goods or services to the Group do so under standard terms of contract which lay down terms of payment. In other cases, specific terms are agreed beforehand. It is the Group's policy to ensure that the terms of payment are notified in advance and adhered to. The Company has signed the Better Payment Practice Code, an initiative promoted by the Department of Trade and Industry in the UK to encourage prompt settlement of invoices.

The total outstanding indebtedness of the Company (and its service company subsidiary, Old Mutual Business Services Limited) to trade creditors at 31 December 2004 amounted to £1,281,000, corresponding to 20 days' payments when averaged over the year then ended.

Charitable contributions
The Company, its subsidiaries in the UK, and the Old Mutual Bermuda Foundation collectively made charitable donations of £234,000 during 2004 (2003: £222,000). In addition, the Group made a wide range of other significant donations to charitable causes and social development projects, as described in more detail in the Corporate Citizenship section of this document.

Environmental matters
A description of the Group's environmental policy and activities during 2004 is contained in the Corporate Citizenship section of this document.

OTHER DIRECTORS' REPORT MATTERS

Political donations
The Group made no EU political donations during the year. US political donations totalling $3,000 were made by the Group's US businesses during 2004.

Dividend
The directors recommend a final dividend of 3.5p per share, which, together with the interim dividend of 1.75p per share paid in November 2004, makes a total dividend for the year of 5.25p per share. Subject to shareholders' approval at the Annual General Meeting, the final dividend will be paid on 31 May 2005 to members on the register at the close of business on 22 April 2005. Shareholders on the South African, Malawi and Zimbabwe branch registers and the Namibian section of the principal register will be paid the final dividend in the respective local currencies of those territories by reference to the relevant exchange rates prevailing on 31 March 2005 (30 March 2005, in the case of Zimbabwe), as determined by the Company. The equivalents of the recommended Sterling dividend in these currencies will be announced by the Company on 1 April 2005. It is expected that payment will be made via dividend access trust mechanisms in each country concerned. This means that holders of shares on the South African branch register will receive their dividend from a South African domestic entity and will therefore not be subject to the South African tax on foreign dividends in relation to it.

The Board's policy on dividends is to seek to achieve steadily increasing returns to shareholders over time, reflecting the underlying rate of progress and the cash flow requirements of its businesses. The Board anticipates declaring an interim dividend for the current year in August 2005, for payment in November 2005.

Share capital
The Company's issued share capital at 31 December 2004 was £385,394,299.00 divided into 3,853,942,990 Ordinary Shares of 10p each (2003: £383,689,581.10 divided into 3,836,895,811 Ordinary Shares of 10p each). During the year ended 31 December 2004, a total of 17,047,179 shares in the Company were issued at an average price of 85.08p each under the Group's share option schemes.

Authorities from the shareholders for the Company to make market purchases of, and/or to purchase pursuant to contingent purchase contracts relating to each of the four African stock exchanges on which the Company's shares are listed, up to an aggregate of 383,752,930 of its own shares were in force at 31 December 2004. No purchases of shares were made pursuant to any of those authorities during the year then ended.

Substantial interests in shares
At 28 February 2005, the following substantial share interests had been declared to the Company in accordance with Part VI of the Companies Act 1985:

	Number of shares	% of total issued shares
Barclays plc	159,868,102	4.15%
Legal & General Investment Management Limited	131,113,007	3.40%
Old Mutual Life Assurance Company (South Africa) Limited	274,950,790	7.13%
Public Investment Commissioners of the Republic of South Africa	398,417,574	10.34%

Going concern
The Board has satisfied itself that the Group has adequate resources to continue in operation for the foreseeable future. The Group's financial statements have accordingly been prepared on a going concern basis.

By order of the Board

Martin C Murray
Group Company Secretary
28 February 2005

Board of Directors

The Board has ten members, with two executive and eight non-executive directors. Professor Nkuhlu joins the Board as an additional non-executive director on 1 March 2005

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1 MIKE LEVETT (65)[2]
B.Com., D.Econ.Sc. (hc), FIA, FFA, FASSA, is non-executive Chairman, having previously held the role of Chairman and Chief Executive until October 2001. He has also been Chairman of the Nomination Committee since February 2003. He joined the Group in 1959. He is a non-executive director of Barloworld Limited, Central Africa Building Society, Mutual & Federal Insurance Company Limited and Old Mutual South Africa Trust plc.

2 JIM SUTCLIFFE (48)[2]
B.Sc., FIA, became Chief Executive in November 2001, having been appointed to the Board as Chief Executive of the Group's life businesses in January 2000. He is also a non-executive director of Nedcor Limited and of Nedbank Limited. Before joining the Group, he was Chief Executive, UK, of Prudential plc and Chief Operating Officer of Jackson National, Prudential's US subsidiary.

3 JULIAN ROBERTS (47)
B.A., FCA, MCT, is Group Finance Director, a position he has held since joining the Group in August 2000. He is also a non-executive director of Mutual & Federal Insurance Company Limited and of Nedcor Limited. He was formerly Group Finance Director of Sun Life & Provincial Holdings PLC. Before joining Sun Life & Provincial Holdings PLC, he was a director and Chief Financial Officer of Aon UK Holdings Limited.

4 NIGEL ANDREWS (57)[1, 2, 3]
B.Sc., MBA, has been a non-executive director of the Company since June 2002. He is a non-executive director of the Company's principal US holding company, Old Mutual (US) Holdings, Inc. and chairs that company's Remuneration Committee. He is non-executive Chairman of Great Lakes Chemical Corporation, a member of the board of the Victory Funds and a governor of the London Business School. Previously he was an Executive Vice President and member of the office of the CEO of GE Capital, having spent 13 years with The General Electric Company Inc.

5 RUDI BOGNI (57)[1, 2]
D.Econ. (Bocconi), has been a non-executive director of the Company since February 2002. He chairs the Actuarial Review Committee. He is Chairman of Medinvest International SCA, Luxembourg and of the International Advisory Board of Oxford Analytica. He is also a member of the boards of the LGT Foundation, Common Purpose International Limited and Prospect Publishing, and of the governing council of the Centre for the Study of Financial Innovation. He served previously as a member of the Executive Board and Chief Executive, Private Banking of UBS AG, and before that he was Group Treasurer and a member of the Executive Committee of Midland Bank plc.

6 NORMAN BROADHURST (63)[1, 2, 3]
FCA, FCT, has been a non-executive director of the Company since March 1999 and will succeed Mr Collins as senior independent non-executive director in May 2005. He chairs the Group Audit Committee. He was Group Finance Director of Railtrack plc from 1994 to 2000. He is Chairman of Freightliner Limited and of Chloride Group plc. He is also a non-executive director of Cattles plc, Tomkins plc and United Utilities plc.

7 WARREN CLEWLOW (68)[2]
OMSG, CA(SA), D.Econ. (hc), has been a non-executive director of the Company since March 1999. He became Chairman of Nedcor Limited in May 2004, having previously been its Deputy Chairman. He has also been Chairman of Barloworld Limited since 1991. He was previously Chief Executive of the Barloworld group and has managed many of its various divisions. He is also a non-executive director of Sasol Limited.

8 CHRISTOPHER COLLINS (65)[1, 2, 3]
FCA, has been a non-executive director of the Company since March 1999 and became the senior independent non-executive director in February 2003. He chairs the Remuneration Committee. He has been Chairman of Hanson PLC since 1998, a position that he will be relinquishing in April 2005 before succeeding Mr Levett as non-executive Chairman of the Company following the Annual General Meeting in May 2005. He is Chairman of Forth Ports PLC and a non-executive director of The Go-Ahead Group plc and of Alfred McAlpine PLC.

9 RUSSELL EDEY (62)[1, 2]
FCA, has been a non-executive director of the Company since June 2004. He is deputy chairman of N M Rothschild Corporate Finance Limited, a non-executive director of FKI plc and Chairman of Anglogold Ashanti Limited. He previously served on the boards of English China Clays plc, Wassall plc, Northern Foods plc and Express Dairies plc. His career began in the Finance Division of the Anglo American Corporation of South Africa Limited in Johannesburg. In the 1970s he was General Manager – Corporate Finance of Capel Court Corporation in Melbourne. He joined Rothschild in 1977 and was Head of Corporate Finance from 1991 to 1996.

10 MICHAEL MARKS (63)[2, 3]
CBE, has been a non-executive director of the Company since February 2004. He is one of the founding partners of New Smith Capital Partners LLP and is also a non-executive director of RIT Capital Partners PLC. Until February 2003 he had held a number of senior roles with Merrill Lynch, including Executive Chairman of Merrill Lynch Europe, Middle East and Africa and Executive Vice-President of Merrill Lynch & Co. Prior to joining Merrill Lynch in 1995, he had been Chairman of Smith New Court PLC, having earlier been responsible for the international operations of that company in New York, Hong Kong, Singapore and South Africa. He was also formerly a non-executive director of the London Stock Exchange, Chairman of the London Investment Banking Association and Vice-President of the British Bankers' Association.

11 WISEMAN NKUHLU (61)
B.Com., CTA, MBA, has been appointed as a non-executive director from 1 March 2005. He is a qualified chartered accountant, Chief Executive of the New Partnership for Africa's Development and a former economic adviser to South African President Thabo Mbeki. He is also a non-executive director of the Company's South African life subsidiary, Old Mutual Life Assurance Company (South Africa) Limited. His previous appointments include presidency of the South African Institute of Chartered Accountants and chairmanship of the Development Bank of Southern Africa.

Key:
[1] Member of the Group Audit Committee
[2] Member of the Nomination Committee
[3] Member of the Remuneration Committee

Remuneration Report

This Remuneration Report has been prepared by the Remuneration Committee (referred to in this report as the Committee) and has been approved by the Board of the Company.

The figures included in the sections of this report headed "Directors' Emoluments" on pages 49 to 51 and "Directors' Interests Under Employee Share Plans" on pages 46 to 48 have been audited by KPMG Audit Plc as required by the Directors' Remuneration Report Regulations 2002. Their audit report is set out on page 56. The information in the remainder of this report has not been audited.

MEMBERSHIP AND ROLE OF THE COMMITTEE

The Committee consists exclusively of non-executive directors who are considered by the Board to be independent. Mr C D Collins is Chairman of the Committee and the other members throughout 2004 were Mr N D T Andrews and Mr N N Broadhurst. Mr W A M Clewlow was a member of the Committee until 9 December 2004 and Mr M J P Marks joined the Committee from 1 July 2004. The Company Secretary, Mr M C Murray, acts as Secretary to the Committee.

The Committee is responsible for:

- determining the remuneration, incentive arrangements and benefits, including pension rights and any compensation payments, of the executive directors;
- determining the remuneration of the Chairman of the Board and monitoring and approving the level and structure of remuneration of senior management who report directly to the Chief Executive, together with the Company Secretary; and
- reviewing, monitoring and approving, or recommending for approval, share incentive arrangements (including option schemes) of the Company.

The full terms of reference of the Committee are published on the Company's website, *www.oldmutual.com*, and are also available free of charge on request from the Company Secretary.

During the year under review, the Committee met on three occasions. The meetings were attended by all of the then members of the Committee, save for one from which Mr Clewlow was absent, one from which Mr Marks was absent and one from which Mr Andrews was absent. The Board accepted the recommendations made by the Committee during the year without amendment.

The Committee retained Hewitt Bacon & Woodrow, a leading firm of UK remuneration consultants, as its independent advisers throughout 2004 and a representative of that firm attended all meetings. The terms of the letter of engagement of Hewitt Bacon & Woodrow are published on the Company's website and are also available on request from the Company Secretary. Any work that the Company wishes Hewitt Bacon & Woodrow to do on its behalf, rather than for the Committee, is pre-cleared with the Chairman of the Committee with a view to avoiding any conflicts of interest. Hewitt Bacon & Woodrow advised the Company during the year in connection with certain aspects of its employee share plans.

The Committee was also assisted during the year by Stephen Mulliner, Kevin Stacey and Judy Gathercole of the Group Human Resources department, a specialist function within head office. It provides supporting materials for the matters that come before the Committee, including comparative data and justifications for proposed salary, benefit, bonus and share awards and criteria for performance targets and appraisals against those targets. It uses the services of external advisers as necessary. The Chairman of the Committee has access to, and regular contact with, members of the Group Human Resources department independently of the executive directors.

REMUNERATION POLICY

The Company embraces the principles and complies with the provisions of the Combined Code relating to directors' remuneration.

The guiding principles which the Committee has applied during 2004, and which it intends to continue to apply, are as follows:

- to take account of appropriate benchmarks, while using such comparisons with caution, recognising the risk of an upward ratchet of remuneration levels with no corresponding improvement in performance. Members of the UK FTSE 100 Index provide the benchmark for UK-based executive directors, with particular reference to peer companies;
- to be sensitive in determining, reviewing, monitoring or approving matters under its remit to pay and employment conditions around the Group where relevant;
- to make a significant percentage of potential maximum rewards conditional on both short-term and long-term performance. These rewards include share-based incentives, in order to align the executive directors' interests closely with those of shareholders;
- to provide an opportunity for overall remuneration packages to be in the upper quartile of the comparator group through payments under short-term and long-term incentive schemes if superior performance is delivered, while the fixed elements of remuneration remain benchmarked at or below appropriate median levels;
- to use predominantly measured and targeted objectives to determine performance-related remuneration to focus attention on the main drivers of shareholder value; and
- to attract, retain and motivate individuals of the exceptional calibre needed to lead the international development of the Group. The Committee's policy is influenced by the need to be competitive with other international financial services groups, whilst also aiming to avoid paying more than is necessary.

The Committee seeks, where it considers appropriate, the views of institutional investors (including representative groups such as the Association of British Insurers (ABI)) on any significant changes to remuneration structures applicable to the executive directors. During 2004, it consulted about the continued use of earnings per share-based targets for executive directors' long-term incentives and obtained feedback that this was preferred to certain other proposals.

In valuing share option awards, the Committee has regard to, but does not rely exclusively on, Black-Scholes modelling of share option values.

DIRECTORS' REMUNERATION PACKAGES

Remuneration during 2004 for Mr Sutcliffe and Mr Roberts comprised a basic salary, a benefit allowance, an annual performance-based short-term incentive award paid partly in cash and partly in restricted shares, a bonus matching plan, and participation in the Company's share option schemes.

The Committee reviews the structure of the executive directors' remuneration packages annually to satisfy itself that the balance between fixed and variable remuneration and short- and long-term incentives and rewards remains appropriate.

Basic salary

In setting the basic salary of each executive director, the Committee takes into account market competitiveness and the performance of the director concerned, together with any changes in role or responsibility. This is consistent with the reward structure in place for executives below Board level and that used by comparable companies. Mr Sutcliffe's basic salary of £500,000 p.a. remained unchanged during 2004 from that paid in 2003 and 2002, whilst Mr Roberts' basic salary was increased by approximately 3% from £340,000 to £350,000 p.a.

Benefits and benefit allowance

The Company has a cash-based package approach for the executive directors and other senior UK executives. The benefit allowance (equal to 35% of basic salary for Mr Sutcliffe and Mr Roberts) is provided in lieu of contributions to pension funds and certain other benefits that would be usual at their level. Recipients of the benefit allowance may use it to purchase benefits appropriate to their needs from independent suppliers of their choice or may, if they wish, participate at their own expense in certain benefit arrangements established for Group employees in the UK.

Participation in any Group defined contribution pension arrangement is on a commercial basis, which must be fully funded from the benefit allowance. Mr Sutcliffe and Mr Roberts have both joined the defined contribution section of the Old Mutual Staff Pension Fund, and each made contributions to it from their benefit allowance in 2004. Life cover up to four times the UK statutory earnings cap and disability cover up to the free cover limit of £120,000 were provided to Mr Sutcliffe and Mr Roberts at the Company's expense during the year as part of a Company-wide insurance policy.

Short-term incentive awards

The executive directors' short-term incentive scheme for 2004 was altered to provide a maximum potential award equal to 130% of basic salary, of which two-thirds was payable in cash and the balance in restricted shares of the Company. For the awards to be made in 2005 relating to performance during 2004, such restricted shares will be subject to the attainment of the same performance conditions as apply to the "bonus match" shares described below and will not attract dividends during the performance period.

Achievement of financial targets based on the Group's results for the year accounted for a potential maximum of 110% of basic salary for Mr Sutcliffe and 90% for Mr Roberts. These financial performance targets were subdivided between adjusted earnings per share (EPS), which accounted for 70% of the financial targets component, and return on average equity (RoAE), which accounted for the other 30%. The EPS component was calibrated in such a way that the maximum payment would only be made upon the attainment of EPS of 15.7p, and no part of this element of the bonus would be paid if EPS was less than 11.3p (which was 13% above the Company's EPS in 2003). For RoAE, the range was 13% to 17%.

The outcomes for EPS and RoAE were 15.3p and 19.1% respectively and the percentage of basic salary earned by Mr Sutcliffe was 103.8% and that by Mr Roberts was 85.0%.

The balance of the maximum short-term incentive award, equal to 20% of basic salary for Mr Sutcliffe and 40% for Mr Roberts, was related to the fulfilment of specific personal objectives agreed by the Committee in advance. These were subject to a formal performance appraisal process at the end of 2004. Based on those performance appraisals, the Committee determined that, out of the maximum 20% for Mr Sutcliffe 15.4% should be paid and, out of the maximum 40% for Mr Roberts, 32% should be paid.

The Committee reviews personal objectives each year in the light of what are considered to be the key deliverables for each member of the executive management under its remit.

Bonus match

The Committee has determined that both Mr Sutcliffe and Mr Roberts may elect to invest some or all of the cash element of their short-term incentive award for 2004 by purchasing shares in the Company and holding them for three years in order to receive a matching award of restricted shares. The value of the matching award will be equal to the gross value of the amount used to purchase shares, namely before deduction of tax and National Insurance. The matching shares will cease to be subject to restrictions on the third anniversary of the award date, provided that: (1) a performance condition has been satisfied, namely that (i) in relation to one-half of the matching shares, the Group's EPS in Sterling increases by at least 9% above the increase in the UK Retail Price Index (UK RPI) over the three-year period commencing on 1 January in the year of the award; and (ii) as to the other half of the matching award, the Group's EPS in Rand increases by at least 9% above the increase in the South African Consumer Price Index (SA CPI) over the same period; (2) the shares purchased using the recipient's short-term cash award are retained until the third anniversary of the award date; and (3) the recipient remains employed by the Group until the third anniversary of the award date.

Remuneration Report
Continued

Long-term incentive awards
Details of the executive directors' long-term incentive awards are set out under the heading "Directors' Interests Under Employee Share Plans" below.

DIRECTORS' INTERESTS UNDER EMPLOYEE SHARE PLANS

Share Option and Deferred Delivery Plan (SOP)
The SOP is generally used for the grant of executive options (or, until 2004, in the case of South African participants, deferred delivery shares) to qualifying senior employees. Regular annual grants were made under this plan in March 2004 and interim grants, for new appointments or promotions, were made in August 2004. Options and deferred delivery shares awarded during 2004 have a maximum life of six years. Mr Sutcliffe's and Mr Roberts' awards under the SOP in 2004 were over shares equal in value to 180% (out of a potential maximum of 200%) of their respective basic salaries at the time of grant. Awards under the SOP are phased annually so that no undue incentive arises in relation to any year of maturity. The quantum of annual awards made to the executive directors is decided by the Committee in the light of evaluation of performance of the recipients in the previous year.

Grants made under the SOP in 2004 were subject to: (i) as to one-half of the shares comprised in each grant, a Sterling-denominated EPS performance target linked to UK RPI; and (ii) as to the other half of the shares comprised in each grant, a Rand-denominated EPS performance target linked to SA CPI. The minimum target for option grants of up to 100% of basic salary was that growth in EPS must exceed the accumulated growth in: (i) as to one-half of the shares, UK RPI over the three-year vesting period plus 9%; and (ii) as to the other half of the shares, SA CPI over the three-year vesting period plus 9%. Higher targets apply to grants in excess of 100% of basic salary, namely up to 12% above the relevant indices for multiples of between 100% and 200% of basic salary and up to 15% above the relevant indices for multiples (where applicable) of over 200% of basic salary. The Committee considers these to be demanding performance targets in the current market environment. Awards made under the SOP in 2000 and 2001 lapsed completely upon non-fulfilment of the performance targets, and those made in 2002 vested only partially, following partial fulfilment of the performance targets.

Restricted Share Plan (RSP)
The RSP is used: (i) to assist in recruiting and retaining key individuals by making awards of shares which are restricted for three or more years and are subject to forfeiture in the event of prior termination of employment, unless special circumstances apply; (ii) as an adjunct to the annual bonus arrangements for the executive directors, to provide contingent matching awards of shares, subject to performance targets and to some or all of the cash element of their short-term incentive awards being invested and retained for the three-year matching period in shares in the Company; (iii) to make contingent awards of shares subject to a three-year holding period as a form of payment of short-term incentive awards based upon performance evaluation for the prior year; and (iv) to make awards of restricted shares under long-term incentive plans for the Group's US asset management business.

Performance targets
In choosing the performance targets for the SOP and the RSP, the Committee has considered the merits of EPS-based targets against alternative possibilities, such as comparative performance against a selected group of other companies or growth in embedded value. The Committee has determined that EPS is currently the most appropriate criterion, as the Company's mix of businesses and geographical profile, together with the volatility of life peers, makes it difficult to establish a suitable basket of comparator businesses, and growth in embedded value would not, because of the way in which embedded value is calculated, reflect the full contribution to the Group's performance of its important asset management and banking activities.

Since 2002, in recognition of the location of the Company's shareholding base, the Committee has decided that it would be more appropriate for EPS to be tested in both Sterling and Rand terms, and awards granted from 2002 onwards have therefore been split as to one-half UK RPI-based and as to the other half SA CPI-based. The Committee intends to continue to apply this during 2005, but will keep the suitability and incentivising effect of performance target-linked share-based remuneration under periodic review. It also recognises that the application of International Financial Reporting Standards (IFRS) to the Group's results from 2005 onwards will affect reported EPS and the direct comparability between EPS for different years pre- and post-IFRS, which it will need to consider. In evaluating to what extent performance targets have been fulfilled, the Committee will use post-IFRS numbers adjusted to make them as closely comparable as possible to the base year. This will include the smoothing of long-term investment returns in the Group's life assurance and general insurance businesses. It will liaise with the Group Audit Committee to ensure that the evaluation of the performance conditions is accurately validated.

Savings-Related Share Option Scheme (Sharesave)
The Group operates a savings-related share option scheme, which provides a savings and investment opportunity for full-time and part-time employees of the Group's participating UK businesses. Options may normally be exercised after three or five years at a price equivalent to not less than 80% of the market value of the shares at the date of invitation to participate.

The following options and rights over shares in the Company were outstanding in favour of directors of the Company under the share schemes described above at 31 December 2004, those granted during the year then ended being highlighted in bold, and those that lapsed after the year-end being printed in italics:

	Share plan	Date of grant	Number of shares	Exercise price	Date exercisable or receivable
J V F Roberts	RSP	08.09.00	50,200	nil	21.08.05[1]
	SOP	*04.03.02*	*357,000*	*95.25p*	*Lapsed*[2]
	SOP	04.03.02	357,000	95.25p	04.03.05 – 04.03.08
	RSP	*05.03.02*	*39,178*	*nil*	*Lapsed*[2]
	RSP	05.03.02	39,179	nil	05.03.05
	Sharesave	05.04.02	11,445	83.0p[3]	01.06.05 – 30.11.05
	SOP	26.02.03	788,406	86.25p	26.02.06[4] – 26.02.09
	RSP	26.02.03	69,151	nil	26.02.06[4]
	SOP	**03.03.04**	**661,418**	**95.25p[5]**	**03.03.07[4] – 03.03.10**
	RSP	**03.03.04**	**35,695**	**nil[6]**	**03.03.07[4]**
J H Sutcliffe	*SOP*	*04.03.02*	*524,950*	*95.25p*	*Lapsed*[2]
	SOP	04.03.02	524,950	95.25p	04.03.05 – 04.03.08
	RSP	*05.03.02*	*68,631*	*nil*	*Lapsed*[2]
	RSP	05.03.02	68,631	nil	05.03.05
	Sharesave	05.04.02	19,939	83.0p[3]	01.06.07 – 30.11.07
	SOP	26.02.03	1,159,421	86.25p	26.02.06[4] – 26.02.09
	RSP	26.02.03	155,853	nil	26.02.06[4]
	SOP	**03.03.04**	**944,882**	**95.25p[5]**	**03.03.07[4] – 03.03.10**
	RSP	**03.03.04**	**83,989**	**nil[6]**	**03.03.07[4]**

Save as mentioned in the table above, there have been no changes in the directors' interests in any of the Group's employee share plans between 31 December 2004 and 28 February 2005.

Notes:

1 Restricted shares, which are to be released on the fifth anniversary of Mr Roberts' appointment (i.e. on 21 August 2005), subject to his still being in employment with the Group on that date. Mr Roberts is entitled to the dividends on these shares, pending vesting.

2 The SA CPI-related options granted under the SOP on 4 March 2002 and SA CPI-related restricted share awards made under the RSP on 5 March 2002 lapsed on 28 February 2005 because the performance condition (relating to growth in the Company's Rand-denominated EPS between 2001 and 2004) was not fulfilled.

3 The Sharesave option price was determined as 20% below the average of the Company's share price on 7, 8 and 11 March 2002. The Company's share price at the date of grant (5 April 2002) was 109p.

4 Subject to the fulfilment of performance targets prescribed by the Committee, under which:

- options granted on 26 February 2003 will only be exercisable if the Company's EPS in the year ending 31 December 2005 increases by prescribed factors of between 9% and 15% in excess of as to one-half, UK RPI, and as to the other half, SA CPI, in comparison to EPS for the year ended 31 December 2002. The basic factor of at least 9% over UK RPI/SA CPI applies to multiples of up to one times basic salary, with a sliding scale up to 15% applicable to multiples over one times basic salary;
- restricted shares awarded on 26 February 2003, in conjunction with the investment by the director concerned of some or all of his net bonus for 2002 in shares in the Company, will only be released if the Company's EPS in the year ending 31 December 2005 increases by at least 9% in excess of as to one-half, UK RPI, and as to the other half, SA CPI, in comparison to EPS for the year ended 31 December 2002. No entitlement to dividends applies to these restricted shares, pending vesting;
- options granted on 3 March 2004 will only be exercisable if the Company's EPS in the year ending 31 December 2006 increases by prescribed factors of between 9% and 15% in excess of as to one-half, UK RPI, and as to the other half, SA CPI, in comparison to EPS for the year ended 31 December 2003. The basic factor of at least 9% over UK RPI/SA CPI applies to multiples of up to one times basic salary with a sliding scale up to 15% applicable to multiples over one times basic salary;
- restricted shares awarded on 3 March 2004, in conjunction with the investment by the director concerned of some or all of his net bonus for 2003 in shares in the Company, will only be released if the Company's EPS in the year ending 31 December 2006 increases by at least 9% in excess of as to one-half, UK RPI, and as to the other half, SA CPI, in comparison to EPS for the year ended 31 December 2003. No entitlement to dividends applies to these restricted shares, pending vesting.

5 Options granted under the SOP on 3 March 2004 were based on the closing middle market price of the Company's shares on the London Stock Exchange on 1 March 2004.

6 The numbers of shares awarded under the RSP on 3 March 2004 were calculated by reference to a price of 95.25p per share, being the price at which shares were acquired for the account of the director concerned with some or all of his net of tax bonus for the year ended 31 December 2003.

Remuneration Report
Continued

During the year the following restricted shares awarded as joining grants under the RSP were released. Mr Roberts paid the associated income tax and employee's National Insurance contributions arising from their receipt out of his own funds, enabling him to retain all of the shares.

	Date of release	Number of shares	Share price at date of release	Gross value at date of release
J V F Roberts	23.08.04	50,200	100.50p	£50,451

2005 REMUNERATION ARRANGEMENTS FOR THE EXECUTIVE DIRECTORS

Mr Sutcliffe's basic salary for 2005 has increased from £500,000 p.a. to £550,000 p.a. and Mr Roberts' basic salary has increased from £350,000 p.a. to £385,000 p.a. Both increases were considered by the Committee to be appropriate in the light of comparative market data for the UK financial services sector, with particular reference to larger UK life assurance companies. The Committee took note of the fact that Mr Sutcliffe's basic salary had not changed since his appointment as Chief Executive in November 2001 and that Mr Roberts' basic salary had increased only twice and in each case by small percentage amounts since his appointment as Group Finance Director in August 2000.

The structure of short-term and long-term incentives for 2005 has not been changed other than to remove the performance condition from the deferred element of any short-term incentive award receivable by the executive directors for their 2005 performance. This reflects the fact that the bonus has already been earned at the time of the award and is in line with practice at comparator companies. This does not affect the "bonus match" arrangements described on page 45 and the receipt of shares under those arrangements remains subject to the attainment of a performance condition.

EXECUTIVE DIRECTORS' SERVICE CONTRACTS

Directors holding executive office have service contracts with the Company. Their terms are considered by the Committee to provide a proper balance of responsibilities and security between the parties.

The Company's policy is to fix notice periods for executive directors at a maximum of 12 months. Compensation for loss of office, where applicable, is tailored to reflect the Company's contractual obligations and the obligation on the part of the employee to mitigate loss.

Mr Sutcliffe and Mr Roberts have service contracts terminable by the Company on 12 months' notice. If not terminated, these contracts can continue until the director attains the age of 60 (i.e. until 20 April 2016 for Mr Sutcliffe and 7 June 2017 for Mr Roberts). Their current contracts are dated 6 February 2002 and 15 November 2002 respectively.

Mr Roberts' contract contains a liquidated damages provision under which, if the Company terminates his employment other than for cause or if he is constructively dismissed, the Company is required to pay him compensation for the period of unexpired notice equal to three-quarters of his then annual salary and benefit allowance plus a further three-eighths of annual salary on account of potential bonus entitlement. This has been agreed to constitute a genuine pre-estimate of his loss over the notice period after taking into account appropriate mitigation. Mr Sutcliffe's contract does not contain any provisions quantifying compensation that would be payable on early termination.

NON-EXECUTIVE DIRECTORS' TERMS OF ENGAGEMENT

The terms of engagement of the seven non-executive directors (other than the Chairman, Mr Levett) provide for their positions to be held at the will of the respective parties, i.e. on terms that they may be terminated by either side without notice. However, it is envisaged that they will remain in place on a three-year cycle, in order to provide assurance to both the Company and the non-executive director concerned that the appointment is likely to continue. The same arrangement will apply to Professor Nkuhlu, whose appointment to the Board will begin on 1 March 2005.

The Board has determined that, in the absence of exceptional circumstances, no non-executive director's cycle of appointment should be renewed more than twice, i.e. that non-executive directors should serve a maximum of nine years in that role, and that no non-executive director should continue in office beyond his seventieth birthday. The renewal of non-executive directors' terms for successive three-year cycles is not automatic, with the continued suitability of each non-executive director being assessed by the Nomination Committee. A particularly searching review is carried out after the second three-year cycle.

The second three-year cycles applicable to Messrs Broadhurst and Clewlow (both of whom were first appointed as directors from 25 March 1999) were due to expire on 24 March 2005. Having regard to the need for continuity and experience, balanced against progressive renewal, of the non-executive component of the Board, and having assessed positively their contribution, the Nomination Committee recommended to the Board, and the Board in January 2005 approved, the extension of Mr Broadhurst's term of appointment for a further three years (expiring on 24 March 2008) and the extension of Mr Clewlow's term of appointment for a further 15 months (to expire at the end of the Annual General Meeting in May 2006).

Mr Collins was first appointed to the Board on 25 March 1999 and his second three-year term was due to expire on 24 March 2005. His contribution to the Board was assessed as part of the process leading to the Board's decision to appoint him as Chairman elect to succeed Mr Levett. He entered into a new engagement letter with the Company in January 2005 setting out the terms applicable when he becomes Chairman in May 2005. Under these, subject to 12 months' notice at any time given by either the Company or Mr Collins, to his being duly re-elected at any intervening Annual General Meetings and to the provisions of the Company's Articles of Association relating to the removal of directors, Mr Collins' appointment may continue until his seventieth birthday (19 January 2010).

The first three-year cycles applicable to Mr Bogni and Mr Andrews expired or were due to expire on 31 January 2005 and 31 May 2005 respectively. Following a review by the Nomination Committee of their contribution to the Board and their continued suitability, the Nomination Committee recommended and the Board in January 2005 agreed to extend their expected periods of engagement for a further three years (i.e. until 31 January 2008 and 31 May 2008 respectively).

Mr Marks' and Mr Edey's appointments are each expected to last for an initial term of three years from their dates of appointment (i.e. until 31 January 2007 and 23 June 2007 respectively) and will then be considered for renewal.

Mr Levett is due to retire as Chairman at the conclusion of the Annual General Meeting on 11 May 2005. No compensation or terminal payment is due to him from the Company in connection with his retirement.

NON-EXECUTIVE DIRECTORS' FEES
The Company's policy on remuneration for non-executive directors is that this should be fee-based and the Company has regard, in setting such fees, to market data on fees paid to non-executive directors by other members of the FTSE 100 Index, as well as considering the time commitment involved in fulfilling their roles. It is also the Company's policy that neither the Chairman nor any of the other non-executive directors should receive share incentives geared to share price performance.

The basic fee for non-executive directors (other than the Chairman) was £35,000 p.a. in 2004 and, following a review carried out in November 2004 by a sub-committee appointed for the purpose by the Board on which none of the non-executive directors whose fees were being determined sat, was increased to £36,500 p.a. from 1 January 2005.

Additional fees were payable during 2004 for: Chairmanship (£14,000 p.a.) and membership (£5,000 p.a.) of the Group Audit Committee; Chairmanship (£9,000 p.a.) and membership (£3,000 p.a.) of the Remuneration Committee; membership of the Nomination Committee (£2,500 p.a.) (fees for the Chairmanship of this Committee having been waived by Mr Levett); and Chairmanship (£5,000 p.a.) and membership (£1,500 p.a.) of the Actuarial Review Committee. These additional fees remain unchanged in 2005.

A fee of £235,000 p.a. will be paid to Mr Collins upon his becoming Chairman from 11 May 2005. In addition, the Company will provide him with an office at its headquarters in London.

DIRECTORS' EMOLUMENTS

1) Remuneration
Remuneration for the years ended 31 December 2004 and 31 December 2003 (including, in each case, remuneration from offices held with the Company's subsidiaries, Old Mutual Life Assurance Company (South Africa) Limited (OMLAC(SA)), Old Mutual (US) Holdings, Inc. (OMUSH), Nedcor and Mutual & Federal Insurance Company Limited (Mutual & Federal) and their respective subsidiaries, where relevant) was as follows:

	Salary and fees £000	Bonus £000	Benefits and benefit allowance £000	Pension £000	Total £000
Year to 31 December 2004					
M J Levett	250	–	57[1]	–	307
J V F Roberts	350	409[2]	121[1]	20[3]	900
J H Sutcliffe	500	596[2]	215[1]	18[3]	1,329
N D T Andrews	79[4]	–	17[1]	–	96
R Bogni	47	–	9[1]	–	56
N N Broadhurst	54	–	9[1]	–	63
W A M Clewlow	207[5]	–	–	–	207
C D Collins	51	–	11[1]	–	62
R P Edey	21	–	10[1]	–	31
M J P Marks	34	–	10[1]	–	44
Former director					
C F Liebenberg	164[6]	–	6[1]	–	170

	Salary and fees £000	Bonus £000	Termination payment £000	Benefits and benefit allowance £000	Pension £000	Total £000
Year to 31 December 2003						
M J Levett	235	–	–	70[1, 7]	–	305
J V F Roberts	340	68[2]	–	106[1]	20[3]	534
J H Sutcliffe	500	80[2]	–	206[1]	18[3]	804
N D T Andrews	80[4]	–	–	19[1]	–	99
R Bogni	45	–	–	3[1]	–	48
N N Broadhurst	50	–	–	18[1]	–	68
W A M Clewlow	105[5]	–	–	–	–	105
C D Collins	48	–	–	10[1]	–	58
C F Liebenberg	251[6]	–	–	45[1]	–	296
Former directors						
R C M Laubscher	331	121[8]	127	7[1]	42	628
P G Joubert	65[9]	–	–	–	–	65
C M Stuart	24	–	–	–	–	24

Remuneration Report
Continued

Notes:

1 Benefits include cash allowances payable to the executive directors, as well as travel and accommodation costs for directors' spouses to accompany them to certain Board meetings or other corporate events of the Company and its major subsidiaries. The amount of this expenditure is reported to and considered by the Committee, and procedures are in place for such costs to be authorised. The Committee is satisfied that such expenditure is reasonable and in the interests of the Company in enabling the directors concerned to fulfil their roles better.

2 The cash bonus amounts for 2004 (£273,000 for Mr Roberts and £397,000 for Mr Sutcliffe) are eligible for deferment, at the director's election, into a bonus matching arrangement under the Restricted Share Plan. The bonuses for 2003 were applied net of tax, as to £34,000 gross (in the case of Mr Roberts) and as to £80,000 gross (in the case of Mr Sutcliffe) to purchase shares in the Company, which are held in trust for the director under the bonus matching arrangement under the Restricted Share Plan.

3 Pension contributions were deducted from the directors' benefit allowance.

4 Includes fees of £36,000 (2004) and £40,000 (2003) from OMUSH.

5 Includes fees of £34,000 (2004) and £34,000 (2003) from OMLAC(SA), and £127,000 (2004) and £23,000 (2003) from Nedcor.

6 Includes fees of £13,000 (2004) and £14,000 (2003) from OMLAC(SA), £120,000 (including £46,000 of entitlements arising from previous years) (2004) and £191,000 (including £66,000 of entitlements arising from previous years) (2003) from Nedcor, and £3,000 (2004) and £5,000 (2003) from Mutual & Federal.

7 Inclusive of the cost of accommodation in London provided by the Company until 19 April 2003.

8 Bonus paid by Nedcor to Mr Laubscher in March 2003, which related to the year ended 31 December 2002.

9 Includes fees of £19,000 from OMLAC(SA) and £25,000 from Nedcor.

Certain of the directors waived fees for non-executive directorships held in subsidiary companies totalling £72,000 during the year ended 31 December 2004 in favour of the Company or its subsidiaries. These waivers are expected to continue in effect in the future.

2) Pension benefits

Mr Sutcliffe and Mr Roberts continued to contribute from their benefit allowance to the Old Mutual Staff Pension Fund (which is a defined contribution scheme) during 2004. The accumulated value of Mr Roberts' funds in that scheme was £96,000 at 31 December 2004 (£67,000 at 31 December 2003) and the accumulated value of Mr Sutcliffe's funds in that scheme was £66,000 at 31 December 2004 (£41,000 at 31 December 2003).

None of the other directors of the Company had any accrued pension fund benefits in any Group pension fund at 31 December 2004 and none of them contributed to any Group pension fund during 2004.

OTHER SHARE SCHEME INFORMATION

A) Old Mutual Group Achievements (OMGA) Share Incentive Scheme

During the year Mr Levett took delivery of his remaining interests under the OMGA Share Incentive Scheme, which operated prior to demutualisation of the Group in 1999. Details are set out in the following table:

	Date of grant	Number of Company shares	Price per Company share under the grant	Date of delivery	Price per Company share at date of delivery
M J Levett	01.10.98	607,068	R8.98	13.04.04	R12.44
	01.10.98	698,544	R9.07	13.04.04	R12.44

Note:

The aggregate amount of unrealised gains made by Mr Levett in relation to the above at the date of delivery was R4,454,548.

B) Subsidiaries' Share Incentive Schemes

The Company's separately listed subsidiaries, Nedcor Limited (Nedcor) and Mutual & Federal Insurance Company Limited have their own share incentive schemes which are under the control of the remuneration committees of their respective boards.

A former director, Mr Laubscher, had the following options over shares in Nedcor under the terms of the Nedcor Group (1994) Employee Incentive Scheme at 31 December 2004:

	Date of grant	Number of Nedcor shares	Price per share R	Expiry date
R C M Laubscher	01.06.99	110,000	125.00	01.06.05[1]
	06.11.01	43,000	131.00	30.06.05[1]
	15.04.02	40,600	125.00	30.06.05[1]
	11.06.03	22,500	94.00	30.06.05[1]
	10.05.04	90,041	45.00	30.06.05[2]

Notes:

1 Under his termination arrangements with Nedcor, Mr Laubscher was allowed to retain the above options on terms that, if not exercised by whichever was the earlier of their prescribed expiry dates and 30 June 2005, they would then lapse. The performance conditions originally applicable to the awards made in 2001, 2002 and 2003 no longer apply.

2 In accordance with the rules of the Nedcor Group (1994) Employee Incentive Scheme, all optionholders (whether still employed by the Nedcor Group or not) were entitled to receive an additional award of options in connection with Nedcor's rights issue in May 2004 to compensate for the dilutive effect of that issue on pre-existing options. Details of the award made to Mr Laubscher were as follows:

	Date of grant	Number of Nedcor shares	Price per share R	Expiry date
R C M Laubscher	10.05.04	161,457	45.00	30.06.05

Mr Laubscher exercised the following options over shares in Nedcor during 2004:

	Date of grant	Number of shares exercised	Exercise price R	Price at exercise date R	Date of exercise
R C M Laubscher	01.03.94	38,000	26.50	61.0800[1]	27.02.04
	10.05.04	42,251	45.00	55.7339	13.08.04
	08.11.94	70,000	35.25	65.7357	08.11.04
	10.05.04	29,165	45.00	65.7357	08.11.04

Notes:

1 Average price of shares sold on exercise date.

2 The aggregate amount of gains made by Mr Laubscher under the above exercises was R4,506,313.

3 Options granted to Mr Laubscher under the Nedcor Group (1994) Employee Incentive Scheme on 14 August 1998 over 101,400 Nedcor shares at an exercise price of R98.75 per share lapsed on 14 August 2004.

Mr Laubscher exercised the following options over shares in Old Mutual plc during 2004:

	Date of grant	Number of shares exercised	Exercise price £	Price at exercise date £	Date of exercise
R C M Laubscher	04.03.02	210,000	0.9525	1.3275	22.12.04
	26.02.03	231,885	0.8625	1.3275	22.12.04

The aggregate amount of gains made by Mr Laubscher under the above exercises was £186,576. Options granted to Mr Laubscher under the SOP on 8 March 2001 over 92,500 shares in Old Mutual plc at an exercise price of £1.6225 per share lapsed on 30 December 2004.

C) Option exercises and releases of restricted shares during 2004

Save as set out in A) and B) above and for the release of restricted shares to Mr Roberts described under "Directors' Interests under Employee Share Plans" earlier in this report, none of the directors of the Company exercised any options or received delivery of any share awards under any of the Group's employee share schemes during 2004.

Remuneration Report
Continued

D) Employee Share Ownership Trusts
The Group operates a number of Employee Share Ownership Trusts (ESOTs), through which it collateralises some of its obligations under employee share schemes relating to the Company's shares. At 31 December 2004 the following shares in the Company were held in ESOTs:

Trust	Country	Old Mutual plc shares held in trust
Capital Growth Investment Trust[1]	Zimbabwe	2,031,338
Old Mutual Employee Share Trust[2]	Guernsey	2,848,742
OMGA Conversion Trust[3]	South Africa	1,558,872
OMGA Limited Trust[3]	South Africa	25,588,503
OMIOPT Limited Trust[3]	South Africa	160,813
OMIOPT Share Trust[3]	South Africa	1,085,226
OMSA Shares Trust[3]	South Africa	63,721,194

Notes:
1 The Capital Growth Investment Trust is used to satisfy restricted share awards or Deferred Delivery Shares in Zimbabwe. Any surplus shares held in trust because of non-vesting are taken into account when purchasing shares in respect of future grants.

2 The Old Mutual Employee Share Trust is primarily used to satisfy awards under the Old Mutual Restricted Share Plan around the Group (excluding South Africa and Zimbabwe). The strategy is to hold shares approximately equal to the number of shares awarded, but not yet vested, at any time. Any surplus shares held in trust because of non-vesting are taken into account when purchasing shares in respect of future grants.

3 There are various trusts in existence in South Africa relating to various current and historic share incentive schemes. The strategy for each scheme has been to ensure that sufficient shares are acquired to match at least 90% of the obligations of each share incentive grant. Where excess shares are held by any of the trusts, transfers between them are made to rebalance holdings appropriately.

The general practice of the ESOTs mentioned above is not to vote shares held at shareholder meetings, although beneficiaries of restricted shares may in principle give directions for those shares to be voted.

COMPANY SHARE PRICE PERFORMANCE
The market price of the Company's shares was 132.5p (R14.30) at 31 December 2004, ranging from a low of 90.25p (R10.80) to a high of 136p (R15.30) during the year then ended. The graphs in the adjacent column show the total shareholder return on the Company's shares (in green) over the five-year period from 1 January 2000 to 31 December 2004, firstly in Sterling on the London Stock Exchange, compared to the average total shareholder return of other members of the FTSE 100 Index, and secondly in Rand on the JSE Securities Exchange South Africa, compared to the other members of the Index of 40 leading companies listed on that exchange (the ALSI 40). The Company's opening share price has been re-based to 100 in each case for the purposes of these graphs.


120
110
100
90
80
70
60
50
40
Jan 00
Jan 01
Jan 02
Jan 03
Jan 04
Dec 04

— Old Mutual (LSE listing) total shareholder return
— Total shareholder return of the FTSE 100 Index

Source: Bloomberg


150
130
110
90
70
50
Jan 00
Jan 01
Jan 02
Jan 03
Jan 04
Dec 04

— Old Mutual (JSE listing) total shareholder return
— Total shareholder return of the ALSI 40

Source: Bloomberg and i-Net Bridge

In the opinion of the directors, the FTSE 100 Index and the ALSI 40 are the most appropriate indices against which to measure total shareholder return of the Company, as they are indices of which Old Mutual plc is in each case a member and relate to the two markets where most of the Company's shares are held and traded. The Board and Committee also have regard to a variety of other, sector-specific, comparators in reviewing the Company's performance.

SHAREHOLDER APPROVAL OF THE REMUNERATION REPORT
An advisory vote on the Remuneration Report will be put to shareholders at the Annual General Meeting on 11 May 2005 in accordance with the Directors' Remuneration Report Regulations 2002.

Christopher Collins
Chairman of the Remuneration Committee,
on behalf of the Board
28 February 2005

Statement of Directors' Responsibilities
in respect of the preparation of the Financial Statements

Company law requires the directors to prepare financial statements for each financial year which give a true and fair view of the state of affairs of the Company and Group and of the profit or loss for that period. In preparing those financial statements the directors are required to:

- select suitable accounting policies and then apply them consistently;
- make judgements and estimates that are reasonable and prudent;
- state whether applicable accounting standards have been followed, subject to any material departures disclosed and explained in the financial statements.

The directors are responsible for keeping proper accounting records which disclose with reasonable accuracy at any time the financial position of the Company and to enable them to ensure that the financial statements comply with the Companies Act 1985. They have general responsibility for taking such steps as are reasonably open to them to safeguard the assets of the Group and to prevent and detect fraud and other irregularities.

Summary Consolidated Profit and Loss Account

for the year ended 31 December 2004

The following table summarises the Group's results in the profit and loss accounts on pages 57 to 59. Adjusted operating profit represents the directors' view of the underlying performance of the Group. This summary does not form part of the statutory financial statements.

	Notes	£m Year to 31 December 2004	£m Year to 31 December 2003 (Restated)*	Rm Year to 31 December 2004	Rm Year to 31 December 2003 (Restated)*
Adjusted operating income					
Life assurance – gross premiums written	5(b)(i)	**4,901**	4,577	**57,818**	56,520
General insurance – gross premiums written	5(e)	**624**	526	**7,360**	6,486
Asset management – total revenue	5(c)(i)	**639**	688	**7,551**	8,500
Banking – total operating income	5(d)(i)	**1,280**	1,107	**15,109**	13,671
Adjusted profit and loss account					
South Africa					
Technical result		**313**	260	**3,697**	3,210
Long term investment return		**167**	178	**1,974**	2,198
Life assurance	5(b)(iii)	**480**	438	**5,671**	5,408
Asset management	5(c)(i)	**53**	55	**639**	678
Banking	5(d)(i)	**177**	(10)	**2,099**	(118)
General insurance	5(e)	**89**	73	**1,057**	909
		799	556	**9,466**	6,877
United States					
Life assurance	5(b)(iii)	**96**	85	**1,126**	1,050
Asset management	5(c)(i)	**89**	81	**1,050**	1,000
		185	166	**2,176**	2,050
United Kingdom and Rest of World					
Life assurance	5(b)(iii)	**18**	20	**206**	248
Asset management	5(c)(i)	**10**	(8)	**117**	(95)
Banking	5(d)(i)	**14**	4	**158**	48
		42	16	**481**	201
		1,026	738	**12,123**	9,128
Other shareholders' income/expenses	5(f)	**(33)**	(40)	**(390)**	(494)
Debt service costs	7	**(37)**	(48)	**(437)**	(593)
Adjusted operating profit**		**956**	650	**11,296**	8,041
Goodwill amortisation and impairment	18	**(110)**	(206)	**(1,290)**	(2,544)
Loss on disposal of investment in Dimension Data Holdings plc		**–**	(5)	**–**	(60)
Restructuring and integration costs	5(d)(ii)	**(21)**	(32)	**(246)**	(394)
Change in credit provisioning methodology	5(d)(iii)	**–**	(87)	**–**	(1,074)
Fines and penalties	11	**(49)**	–	**(596)**	–
Short term fluctuations in investment return	8(a)	**226**	143	**2,662**	1,767
Investment return adjustment for own shares held in policyholders' funds	5(b)(iv)	**(94)**	12	**(1,115)**	148
Operating profit on ordinary activities before tax		**908**	475	**10,711**	5,884
Non-operating items	17(b)	**(35)**	(32)	**(418)**	(404)
Profit on ordinary activities before tax		**873**	443	**10,293**	5,480
Tax on profit on ordinary activities	15(b)	**(286)**	(241)	**(3,374)**	(2,976)
Profit on ordinary activities after tax		**587**	202	**6,919**	2,504
Minority interests – equity	29(a)	**(44)**	117	**(519)**	1,445
– non-equity		**(59)**	(46)	**(696)**	(568)
Profit for the financial year		**484**	273	**5,704**	3,381
Dividends paid and proposed	4	**(182)**	(166)	**(2,001)**	(2,006)
Retained profit for the financial year		**302**	107	**3,703**	1,375

	Notes	£m Year to 31 December 2004	£m Year to 31 December 2003	Rm Year to 31 December 2004	Rm Year to 31 December 2003
The adjusted operating profit after tax and minority interests is determined as follows:					
Adjusted operating profit		**956**	650	**11,296**	8,041
Tax on adjusted operating profit	15(b)	**(240)**	(224)	**(2,834)**	(2,763)
		716	426	**8,462**	5,278
Minority interests – equity	29(a)	**(83)**	(7)	**(980)**	(96)
– non-equity		**(59)**	(46)	**(696)**	(568)
Adjusted operating profit after tax and minority interests		**574**	373	**6,786**	4,614

Earnings and dividend per share attributable to equity shareholders	Notes	p Year to 31 December 2004	p Year to 31 December 2003	c Year to 31 December 2004	c Year to 31 December 2003
Earnings per share					
Adjusted operating earnings per share**	3	**15.3**	10.0	**181.1**	123.8
Basic earnings per share	3	**14.1**	8.0	**166.2**	99.1
Diluted earnings per share	3	**14.1**	8.0	**166.2**	99.1
Dividend per share* **	4	**5.25**	4.8	**58.5**	56.0
Adjusted weighted average number of shares – millions	3	**3,748**	3,727	**3,748**	3,727
Weighted average number of shares – millions	3	**3,432**	3,411	**3,432**	3,411

* 2003 comparatives have been restated to be consistent with the current year segmental presentation.

** For life assurance and general insurance businesses, adjusted operating profit is based on a long term investment return and includes investment returns on own shares held within the policyholders' funds. For banking business, adjusted operating profit excludes the loss on disposal of investment in Dimension Data Holdings plc, restructuring and integration costs and the transitional impact of the change in credit provisioning methodology. For all businesses, adjusted operating profit excludes goodwill amortisation and impairment, and fines and penalties.

Adjusted operating earnings per share is similarly based, but is stated after tax and minority interests, with the calculation of the weighted average number of shares including own shares held in policyholders' funds.

The segmental analysis within the summary consolidated profit and loss account has been prepared on a gross of inter-segment transactions basis. Details of the inter-segment revenue and expenses are set out in note 5.

*** Indicative only – the actual amount of the final dividend per share in Rand will be determined by reference to the exchange rate prevailing on 31 March 2005 and will be announced by the Company on 1 April 2005.

Independent Auditors' Report to the Members of Old Mutual plc

for the year ended 31 December 2004

We have audited the financial statements set out on pages 57 to 137. We have also audited the information in the directors' remuneration report that is described as having been audited.

This report is made solely to the Company's members, as a body, in accordance with section 235 of the Companies Act 1985. Our audit work has been undertaken so that we might state to the Company's members those matters we are required to state to them in an auditor's report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company and the Company's members as a body, for our audit work, for this report, or for the opinions we have formed.

RESPECTIVE RESPONSIBILITIES OF DIRECTORS AND AUDITORS

The directors are responsible for preparing the Annual Report and the directors' remuneration report. As described on page 53, this includes responsibility for preparing the financial statements in accordance with applicable United Kingdom law and accounting standards. Our responsibilities, as independent auditors, are established in the United Kingdom by statute, the Auditing Practices Board, the Listing Rules of the Financial Services Authority, and by our profession's ethical guidance.

We report to you our opinion as to whether the financial statements give a true and fair view and whether the financial statements and the part of the directors' remuneration report to be audited have been properly prepared in accordance with the Companies Act 1985. We also report to you if, in our opinion, the directors' report is not consistent with the financial statements, if the Company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding directors' remuneration and transactions with the Group is not disclosed.

We review whether the Corporate Governance and Directors' Report on pages 26 to 41 reflects the Company's compliance with the nine provisions of the 2003 Financial Reporting Council Code specified for our review by the Listing Rules, and we report if it does not. We are not required to consider whether the Board's statements on internal control cover all risks and controls, or form an opinion on the effectiveness of the Group's corporate governance procedures or its risk and control procedures.

We read the other information contained in the Annual Report, including the corporate governance statement and the unaudited part of the directors' remuneration report, and consider whether it is consistent with the audited financial statements. We consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements.

BASIS OF AUDIT OPINION

We conducted our audit in accordance with Auditing Standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements and the part of the directors' remuneration report to be audited. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the Group's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements and the part of the directors' remuneration report to be audited are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements and the part of the directors' remuneration report to be audited.

OPINION

In our opinion:

- the financial statements give a true and fair view of the state of affairs of the Company and the Group as at 31 December 2004 and of the profit of the Group for the year then ended; and

- the financial statements and the part of directors' remuneration report to be audited have been properly prepared in accordance with the Companies Act 1985.

KPMG Audit Plc
Chartered Accountants
Registered Auditor
8 Salisbury Square
London EC4Y 8BB

28 February 2005

Consolidated Profit and Loss Account
for the year ended 31 December 2004

Technical account – long term businesses	Notes	£m Year to 31 December 2004	£m Year to 31 December 2003	Rm Year to 31 December 2004	Rm Year to 31 December 2003
Earned premiums, net of reinsurance					
Premiums written					
Gross amount	5(b)(i)	**4,901**	4,577	**57,818**	56,520
Outward reinsurance premiums		**(84)**	(44)	**(991)**	(543)
		4,817	4,533	**56,827**	55,977
Investment income	6	**2,547**	1,984	**30,051**	24,499
Unrealised gains on investments		**1,445**	1,078	**17,042**	13,312
Other technical income, net of reinsurance	5(b)(v)	**84**	94	**991**	1,161
		8,893	7,689	**104,911**	94,949
Claims incurred, net of reinsurance					
Claims paid					
Gross amount		**(3,920)**	(3,580)	**(46,251)**	(44,208)
Reinsurers' share		**113**	62	**1,333**	766
		(3,807)	(3,518)	**(44,918)**	(43,442)
Change in the provision for claims, net of reinsurance		**(147)**	(15)	**(1,734)**	(185)
		(3,954)	(3,533)	**(46,652)**	(43,627)
Changes in other technical provisions, net of reinsurance					
Long term business provision, net of reinsurance					
Gross amount		**(2,117)**	(2,445)	**(24,978)**	(30,193)
Reinsurers' share		**6**	46	**71**	568
		(2,111)	(2,399)	**(24,907)**	(29,625)
Change in technical provisions for linked liabilities, net of reinsurance		**(1,484)**	(401)	**(17,509)**	(4,952)
		(3,595)	(2,800)	**(42,416)**	(34,577)
Net operating expenses	9	**(520)**	(498)	**(6,136)**	(6,149)
Investment expenses and charges	7	**(31)**	(24)	**(366)**	(296)
Other technical charges		**(33)**	(88)	**(389)**	(1,087)
Tax attributable to the long term business	15(a)	**(263)**	(227)	**(3,104)**	(2,802)
Long term business allocated investment return transferred to the non-technical account	8(a)	**(188)**	(143)	**(2,213)**	(1,766)
Balance on the technical account – long term business		**309**	376	**3,635**	4,645
Analysis of balance on the technical account – long term business					
Technical result before investment return		**137**	193	**1,610**	2,385
Long term investment return on shareholders' funds	8(a)	**172**	183	**2,025**	2,260
Balance on the technical account – long term business		**309**	376	**3,635**	4,645
Technical account – general business					
Earned premiums, net of reinsurance					
Premiums written					
Gross premiums written	5(e)	**624**	526	**7,360**	6,486
Outward reinsurance premiums		**(57)**	(72)	**(669)**	(888)
		567	454	**6,691**	5,598

Consolidated Profit and Loss Account
for the year ended 31 December 2004 continued

Technical account – general business continued	Notes	£m Year to 31 December 2004	£m Year to 31 December 2003	Rm Year to 31 December 2004	Rm Year to 31 December 2003
Changes in the provision for unearned premiums, net of reinsurance					
Gross amount		**12**	11	**140**	135
Reinsurers' share		**(8)**	(5)	**(95)**	(59)
		4	6	**45**	76
	5(e)	**571**	460	**6,736**	5,674
Allocated investment return transferred from the non-technical account	8(a)	**45**	47	**530**	580
Claims incurred, net of reinsurance					
Claims paid					
Gross amount		**(360)**	(329)	**(4,245)**	(4,064)
Reinsurers' share		**28**	28	**330**	347
		(332)	(301)	**(3,915)**	(3,717)
Changes in the provision for claims, net of reinsurance					
Gross amount		**(35)**	(32)	**(410)**	(395)
Reinsurers' share		**(2)**	11	**(18)**	145
		(37)	(21)	**(428)**	(250)
	5(e)	**(369)**	(322)	**(4,343)**	(3,967)
Net operating expenses	9	**(158)**	(112)	**(1,866)**	(1,378)
Balance on the technical account – general business		**89**	73	**1,057**	909

Analysis of balance on the technical account – general business	Notes	£m 2004	£m 2003	Rm 2004	Rm 2003
Technical result before investment return		**44**	26	**527**	329
Long term investment return on shareholders' funds	8(a)	**45**	47	**530**	580
Balance on the technical account – general business		**89**	73	**1,057**	909

Non-technical account – banking business	Notes	£m 2004	£m 2003	Rm 2004	Rm 2003
Interest receivable		**2,029**	2,270	**23,944**	28,030
Interest payable		**(1,385)**	(1,723)	**(16,342)**	(21,276)
Net interest income	5(d)(i)	**644**	547	**7,602**	6,754
Dividend income		**12**	12	**143**	152
Fees and commissions receivable		**456**	415	**5,379**	5,120
Fees and commissions payable		**(61)**	(38)	**(715)**	(473)
Other operating income		**235**	171	**2,773**	2,118
Operating income	5(d)(i)	**1,286**	1,107	**15,182**	13,671
Administrative expenses		**(850)**	(675)	**(10,031)**	(8,335)
Depreciation		**(72)**	(81)	**(850)**	(1,000)
Goodwill amortisation and impairment	18	**(55)**	(146)	**(648)**	(1,803)
Loss on disposal of investment in Dimension Data Holdings plc		**–**	(5)	**–**	(60)
Restructuring and integration costs	5(d)(ii)	**(21)**	(32)	**(246)**	(394)
Other net operating charges		**(58)**	(133)	**(681)**	(1,642)
Banking result before provisions		**230**	35	**2,726**	437
Provisions (including impact of change in credit provisioning methodology)	5(d)(i), (iii)	**(120)**	(321)	**(1,451)**	(3,960)
		110	(286)	**1,311**	(3,523)
Share of associated undertakings' operating profit	5(d)(i)	**11**	10	**125**	121
Banking operating profit/(loss)		**121**	(276)	**1,436**	(3,402)

Non-technical account – insurance, asset management and banking businesses	Notes	£m Year to 31 December 2004	£m Year to 31 December 2003	Rm Year to 31 December 2004	Rm Year to 31 December 2003
Technical account – long term business		**309**	376	**3,635**	4,645
Tax attributable to shareholders' profits on long term business	15(b)	**202**	185	**2,383**	2,284
		511	561	**6,018**	6,929
Technical account – general business		**89**	73	**1,057**	909
Banking operating profit/(loss)		**121**	(276)	**1,436**	(3,402)
Asset management result before goodwill amortisation, and fines and penalties	5(c)(i)	**135**	120	**1,603**	1,485
Fines and penalties	11	**(49)**	–	**(596)**	–
Other non-technical account					
Investment income	6	**46**	41	**543**	506
Unrealised gains on investments		**52**	15	**614**	186
Allocated investment returns transferred from the technical account					
– Long term business		**188**	143	**2,213**	1,766
– General business		**(45)**	(47)	**(530)**	(580)
Investment expenses and charges	7	**(37)**	(48)	**(437)**	(593)
Other income		**4**	2	**46**	25
Other charges		**(52)**	(49)	**(614)**	(606)
Goodwill amortisation (insurance and asset management)	18	**(55)**	(60)	**(642)**	(741)
Operating profit on ordinary activities before tax		**908**	475	**10,711**	5,884
Non-operating items	17(b)	**(35)**	(32)	**(418)**	(404)
Profit on ordinary activities before tax	10	**873**	443	**10,293**	5,480
Tax on profit on ordinary activities	15(b)	**(286)**	(241)	**(3,374)**	(2,976)
Profit on ordinary activities after tax		**587**	202	**6,919**	2,504
Minority interests – equity	29(a)	**(44)**	117	**(519)**	1,445
– non-equity		**(59)**	(46)	**(696)**	(568)
Profit for the financial year		**484**	273	**5,704**	3,381
Dividends paid and proposed	4	**(182)**	(166)	**(2,001)**	(2,006)
Retained profit for the financial year		**302**	107	**3,703**	1,375

Earnings and dividend per share attributable to equity shareholders	Notes	p Year to 31 December 2004	p Year to 31 December 2003	c Year to 31 December 2004	c Year to 31 December 2003
Earnings per share					
Adjusted operating earnings per share after tax and minority interests	3	**15.3**	10.0	**181.1**	123.8
Basic earnings per share	3	**14.1**	8.0	**166.2**	99.1
Diluted earnings per share	3	**14.1**	8.0	**166.2**	99.1
Dividend per share (Rand dividend indicative only for 2004)	4	**5.25**	4.8	**58.5**	56.0
Adjusted weighted average number of shares – millions	3	**3,748**	3,727	**3,748**	3,727
Weighted average number of shares – millions	3	**3,432**	3,411	**3,432**	3,411

Consolidated Statement of Total Recognised Gains and Losses
for the year ended 31 December 2004

		£m		Rm	
	Notes	**Year to 31 December 2004**	Year to 31 December 2003	**Year to 31 December 2004**	Year to 31 December 2003
Profit for the financial year		**484**	273	**5,704**	3,381
Foreign exchange movements	27	**141**	176	**(1,879)**	(2,574)
Total recognised gains and losses for the year		**625**	449	**3,825**	807
Prior year adjustment	1	**27**		**–**	
Total recognised gains and losses since last annual report		**652**		**3,825**	

Reconciliation of Movements in Consolidated Equity Shareholders' Funds
for the year ended 31 December 2004

		£m		Rm	
	Notes	**Year to 31 December 2004**	Year to 31 December 2003 (Restated)*	**Year to 31 December 2004**	Year to 31 December 2003 (Restated)*
Total recognised gains and losses for the year		**625**	449	**3,825**	807
Dividends paid and proposed	4	**(182)**	(166)	**(2,001)**	(2,006)
		443	283	**1,824**	(1,199)
Issue of new capital	27	**–**	37	**–**	457
Shares issued under share incentive schemes	27	**15**	4	**177**	49
Net sale of shares held in ESOP Trusts and Policyholders' funds	27	**33**	6	**327**	76
Net increase/(decrease) in equity shareholders' funds		**491**	330	**2,328**	(617)
Equity shareholders' funds at the beginning of the year		**2,754**	2,424	**32,874**	33,491
Equity shareholders' funds at the end of the year		**3,245**	2,754	**35,202**	32,874

* Comparative figures have been restated to reflect the adoption of Urgent Issues Taskforce Abstract 38 "Accounting for ESOP Trusts". The effects of this restatement are reductions in equity shareholders' funds at 31 December 2004 and 31 December 2003 of £127 million (R1,380 million) and £109 million (R1,301 million) respectively, representing the original cost of these shares of £143 million (R1,380 million) (2003: £136 million (R1,301 million)) less cumulative foreign exchange losses of £16 million (Rnil) (2003: £27 million (Rnil)). Details of the changes are set out in notes 1, 3 and 27.

Consolidated Balance Sheet
at 31 December 2004

	Notes	£m At 31 December 2004	£m At 31 December 2003 (Restated)*	Rm At 31 December 2004	Rm At 31 December 2003 (Restated)*
Intangible assets					
Goodwill	18	**1,152**	1,264	**12,497**	15,088
Insurance and other assets					
Investments					
Land and buildings	19	**773**	677	**8,386**	8,081
Other financial investments	20	**25,840**	22,756	**280,317**	271,631
		26,613	23,433	**288,703**	279,712
Assets held to cover linked liabilities	20	**7,977**	5,860	**86,536**	69,949
	5(i)	**34,590**	29,293	**375,239**	349,661
Reinsurers' share of technical provisions					
Provision for unearned premiums		**14**	19	**152**	227
Long term business provision		**269**	301	**2,918**	3,593
Claims outstanding		**70**	54	**759**	645
	31	**353**	374	**3,829**	4,465
Debtors					
Debtors arising from direct insurance operations	21	**173**	225	**1,877**	2,686
Debtors arising from reinsurance operations		**22**	7	**239**	84
Other debtors		**305**	470	**3,309**	5,610
		500	702	**5,425**	8,380
Other assets					
Tangible fixed assets	22	**74**	81	**803**	966
Cash at bank and in hand		**504**	695	**5,467**	8,296
Present value of acquired in-force business	23	**164**	194	**1,780**	2,315
Other assets	24	**425**	332	**4,610**	3,963
		1,167	1,302	**12,660**	15,540
Prepayments and accrued income					
Accrued interest and rent		**210**	184	**2,278**	2,196
Deferred acquisition costs	25	**665**	427	**7,214**	5,097
Other prepayments and accrued income		**123**	127	**1,334**	1,516
		998	738	**10,826**	8,809
Total insurance and other assets		**37,608**	32,409	**407,979**	386,855
Banking assets					
Cash and balances at central banks		**926**	1,025	**10,055**	12,235
Treasury bills and other eligible bills	26(a)	**1,485**	888	**16,110**	10,600
Loans and advances to banks	26(b)	**2,522**	2,092	**27,358**	24,972
Loans and advances to customers	26(c)	**17,174**	15,136	**186,316**	180,674
Debt securities	26(f)	**1,934**	1,420	**20,976**	16,952
Equity shares and other variable yield securities	26(g)	**259**	317	**2,811**	3,784
Interests in associated undertakings	26(h)	**91**	144	**987**	1,719
Tangible fixed assets	22	**223**	221	**2,423**	2,638
Land and buildings	19	**160**	141	**1,738**	1,683
Other assets	24	**2,456**	2,396	**26,638**	28,602
Prepayments and accrued income		**270**	262	**2,933**	3,126
Total banking assets		**27,500**	24,042	**298,345**	286,985
Total assets		**66,260**	57,715	**718,821**	688,928

* Comparative figures have been restated to reflect the adoption of Urgent Issues Taskforce Abstract 38 "Accounting for ESOP Trusts". Details of the changes are set out in notes 1, 3 and 27.

Consolidated Balance Sheet
at 31 December 2004 continued

	Notes	£m At 31 December 2004	£m At 31 December 2003 (Restated)*	Rm At 31 December 2004	Rm At 31 December 2003 (Restated)*
Capital and reserves					
Called up share capital	27	**386**	384	**4,187**	4,584
Share premium account	27	**600**	587	**6,509**	7,007
Merger reserve	27	**184**	184	**1,996**	2,196
Profit and loss account	27	**2,444**	2,000	**26,103**	22,995
		3,614	3,155	**38,795**	36,782
Reserve in respect of own shares held in policyholders' funds	27	**(369)**	(401)	**(3,593)**	(3,908)
Equity shareholders' funds		**3,245**	2,754	**35,202**	32,874
Minority interests					
Equity	27	**869**	652	**9,427**	7,783
Non-equity	27	**658**	658	**7,138**	7,854
		1,527	1,310	**16,565**	15,637
Subordinated liabilities	27	**–**	15	**–**	179
Insurance and other liabilities					
Technical provisions					
Provision for unearned premiums		**77**	80	**835**	955
Long term business provision		**23,138**	20,660	**251,006**	246,612
Claims outstanding		**680**	417	**7,376**	4,978
	31	**23,895**	21,157	**259,217**	252,545
Technical provisions for linked liabilities		**7,977**	5,860	**86,536**	69,949
Provisions for other risks and charges	32	**639**	551	**6,932**	6,576
Creditors					
Creditors arising from direct insurance operations	33(a)	**305**	478	**3,308**	5,706
Creditors arising from reinsurance operations		**10**	3	**108**	36
Other creditors including tax and social security	33(b)	**1,783**	1,806	**19,346**	21,550
Amounts owed to credit institutions	34	**467**	377	**5,065**	4,501
Convertible loan stock	34(a)(i)	**332**	357	**3,602**	4,261
		2,897	3,021	**31,429**	36,054
Accruals and deferred income		**181**	135	**1,964**	1,611
Total insurance and other liabilities		**35,589**	30,724	**386,078**	366,735
Banking liabilities					
Deposits by banks	35	**2,821**	4,381	**30,607**	52,295
Customer accounts	36	**17,508**	13,976	**189,933**	166,827
Debt securities in issue	37	**1,563**	468	**16,956**	5,586
Other liabilities	38	**3,228**	3,200	**35,025**	38,199
Provisions for deferred tax	39	**95**	229	**1,030**	2,732
Subordinated liabilities	30	**678**	648	**7,358**	7,745
Convertible loan stock	34(a)(ii)	**6**	10	**67**	119
Total banking liabilities		**25,899**	22,912	**280,976**	273,503
Total liabilities		**66,260**	57,715	**718,821**	688,928
Commitments	44	**1,072**	1,017	**11,629**	12,144
Contingent liabilities	45	**1,907**	2,422	**20,688**	28,910

* Comparative figures have been restated to reflect the adoption of Urgent Issues Taskforce Abstract 38 "Accounting for ESOP Trusts". Details of the changes are set out in notes 1, 3 and 27.

Company Balance Sheet
at 31 December 2004

	Notes	£m At 31 December 2004	£m At 31 December 2003 (Restated)*	Rm At 31 December 2004	Rm At 31 December 2003 (Restated)*
Fixed assets					
Investments					
Shares in Group undertakings	40	**731**	722	**7,930**	8,618
Loans due from Group undertakings	40	**2,290**	2,014	**24,843**	24,041
Shares in associated companies		**16**	15	**174**	179
Shares and other variable yield securities		**45**	23	**488**	275
Deposits with credit institutions		**135**	45	**1,465**	537
		3,217	2,819	**34,900**	33,650
Current assets					
Debtors					
Other debtors		**2**	–	**22**	–
Amounts owed by Group undertakings		**1**	5	**11**	60
Other prepayments and accrued income		**4**	4	**43**	48
Cash at bank and in hand		**11**	12	**119**	143
		18	21	**195**	251
Creditors: amounts falling due within one year					
Amounts owed to credit institutions	34	**5**	28	**54**	334
Amounts owed to Group undertakings		**1,332**	1,169	**14,450**	13,954
Other creditors including tax and social security		**27**	52	**293**	621
Accruals and deferred income		**10**	11	**111**	131
Dividends payable	4	**56**	49	**607**	585
		1,430	1,309	**15,515**	15,625
Net current liabilities		**1,412**	1,288	**15,320**	15,374
Total assets less current liabilities		**1,805**	1,531	**19,580**	18,276
Creditors: amounts falling due after one year					
Amounts owed to credit institutions	34	**402**	295	**4,360**	3,522
Provisions for liabilities and charges	32(b)	**21**	26	**228**	310
Net assets		**1,382**	1,210	**14,992**	14,444
Capital and reserves					
Called up share capital	27	**386**	384	**4,187**	4,584
Share premium account	27	**600**	587	**6,509**	7,007
Profit and loss account	28	**396**	239	**4,296**	2,853
Equity shareholders' funds		**1,382**	1,210	**14,992**	14,444

* Comparative figures have been restated to reflect the adoption of Urgent Issues Taskforce Abstract 38 "Accounting for ESOP Trusts" as described in note 1.

These financial statements have been approved by the Board and signed on its behalf by:

Julian V F Roberts
Group Finance Director
28 February 2005

Consolidated Cash Flow Statement

for the year ended 31 December 2004

	Notes	£m Year to 31 December 2004	£m Year to 31 December 2003	Rm Year to 31 December 2004	Rm Year to 31 December 2003
Operating activities					
Net cash inflow from insurance and other operating activities	47	**952**	916	**11,239**	11,312
Net cash outflow from banking operating activities	47	**(412)**	(679)	**(4,863)**	(8,387)
Net cash inflow from operating activities		**540**	237	**6,376**	2,925
Net cash outflow from returns on investments and servicing of finance	47(a)	**(113)**	(128)	**(1,334)**	(1,580)
Total tax paid	47(a)	**(293)**	(174)	**(3,457)**	(2,149)
Net cash (outflow)/inflow from capital expenditure and financial investment	47(a)	**(2)**	227	**(23)**	2,804
Net cash (outflow)/inflow from acquisitions and disposals	47(a)	**(31)**	83	**(366)**	1,025
Equity dividends paid		**(181)**	(178)	**(2,132)**	(2,198)
Net cash (outflow)/inflow before financing activities		**(80)**	67	**(936)**	827
Net cash inflow from financing activities	47(a)	**284**	231	**3,346**	2,851
Net cash inflow of the Group excluding long term business		**204**	298	**2,410**	3,678
Cash flows relating to insurance and other activities were invested as follows:					
(Decrease)/increase in cash holdings	47(b),(c)	**(157)**	36	**(1,852)**	445
Increase in net portfolio investments	47(b),(c)	**546**	616	**6,442**	7,605
		389	652	**4,590**	8,050
Cash flows relating to banking activities were invested as follows:					
Decrease in cash and balances at central banks	47(d)	**(185)**	(354)	**(2,180)**	(4,372)
Net cash inflow of the Group excluding long term business		**204**	298	**2,410**	3,678

The cash flows presented in this statement exclude all cash flows relating to policyholders' funds for the long term business.

Notes to the Financial Statements
for the year ended 31 December 2004

1 ACCOUNTING POLICIES

BASIS OF PREPARATION – GROUP
The Group's consolidated financial statements have been prepared under the historical cost convention, as modified by the revaluation of certain assets as required by the Companies Act 1985 and applicable accounting standards. A summary of the significant Group accounting policies is set out below, together with an explanation of where changes have been made to previous policies on adoption of new accounting standards issued during the year.

The accounting policies adopted reflect applicable accounting standards under UK Generally Accepted Accounting Practice (UK GAAP) which includes UK accounting standards, Urgent Issues Task Force (UITF) Abstracts and companies legislation.

The Group's operations include life assurance, general insurance, asset management and banking. Due to the diverse nature of the operations, these are separately disclosed where it is considered appropriate.

The results and balance sheet of the Group's insurance and asset management operations have been prepared in accordance with the provisions of Section 255A of, and the special provisions relating to insurance companies of Schedule 9A to, the Companies Act 1985 and with the Statement of Recommended Practice issued by the Association of British Insurers in November 2003 (the ABI SORP), except for treatment of deferred acquisition costs (see note 1, long term business (iv) below).

The results of the Group's banking operations have been prepared in accordance with the requirements of Schedule 9 (Special Provisions for Banking Companies and Groups) to the Companies Act 1985 and the British Bankers' Association Statements of Recommended Practice (BBA SORPs) on Advances (1997), Securities (1990), Derivatives (2001), Contingent Liabilities and Commitments (1996) and Segmental Reporting (1993). This disclosure takes the form of the non-technical banking profit and loss account, separation of banking items within the consolidated balance sheet and appropriate notes to the financial statements.

As a result of the increase in the Group's holding in Mutual & Federal Insurance Company Limited during the year and in accordance with the ABI SORP, a general business technical account has been presented in the financial statements. The results were previously reported within the long term business technical account – other technical income.

CHANGES IN ACCOUNTING POLICIES
Comparative figures have been restated to reflect the adoption of UITF Abstract 38 "Accounting for ESOP Trusts". This Abstract requires that the Group's holdings in own shares held by Employee Share Ownership Plan Trusts (ESOP Trusts) be accounted for as a deduction from shareholders' funds rather than recorded as an asset. In addition, purchases and sales of such own shares should be shown as changes in shareholders' funds (as a deduction from the profit and loss reserve) such that no profit or loss is recognised. In the majority of cases, the ESOP Trusts have waived their rights to dividends such that there is no impact on operating profit after tax. Shares held in ESOP Trusts were previously held at cost such that the only impact was due to foreign exchange movements recognised within the statement of total recognised gains and losses in respect of shares held on the South African register.

The reductions in equity shareholders' funds at 31 December 2004 and 31 December 2003 were £127 million (R1,380 million) and £109 million (R1,301 million) respectively, representing the original cost of these shares of £143 million (R1,380 million) (2003: £136 million (R1,301 million)) less cumulative foreign exchange losses of £16 million (Rnil) (2003: £27 million (Rnil)).

The adoption of the ABI SORP has not had a material impact on the annual financial statements.

BASIS OF CONSOLIDATION
The Group accounts include the assets, liabilities and results of the Company and its subsidiary undertakings. Unless otherwise stated, the acquisition method of accounting has been adopted. Under this method, the results of subsidiary undertakings acquired or disposed of in the year are included in the consolidated profit and loss account from the date of acquisition or up to the date of disposal. All intercompany transactions are eliminated on consolidation, except for certain fees negotiated on an arm's length basis between operationally and functionally distinct segments of the Group. Elimination of these fees would result in a misleading presentation of the segmental results. These fees are described in more detail in note 42.

An associate is an undertaking in which the Group has a long term interest, usually from 20% to 50% of the equity voting rights, and over which it exercises significant influence. The Group's share of the profits less losses of associates outside the long term business fund is included in the consolidated profit and loss account and its interest in their net assets is included in investments in the consolidated balance sheet. Investments in associated undertakings attributable to long term business are accounted for as investments.

Notes to the Financial Statements

for the year ended 31 December 2004 continued

1 ACCOUNTING POLICIES continued

BASIS OF CONSOLIDATION continued

The results of the Group's US life assurance subsidiaries are determined initially using United States Generally Accepted Accounting Practice (US GAAP) bases of accounting with subsequent adjustments where necessary to comply with the Group's accounting and other business policies. In accordance with the ABI SORP, policyholder liabilities of the Group's US life subsidiaries are incorporated into the Group's accounts on a US GAAP basis. For investment accounting, however, the US GAAP results are adjusted to comply with UK GAAP.

SEGMENTAL ANALYSIS

The segmental disclosure of results by geography is determined by the origin of business transacted. This is not materially different to the segmental disclosure determined by market destination. Business transacted with South African residents in terms of their personal offshore allowances is conducted by the Group's offshore companies and is therefore disclosed under the Rest of World segment.

BASIS OF PREPARATION – COMPANY

The Company's balance sheet has been prepared in accordance with Section 226 of, and Schedule 4 to, the Companies Act 1985. As permitted by Section 230 of the Companies Act 1985, the Company has taken advantage of the exemption from presenting its own profit and loss account.

As described above, comparative figures have been restated to reflect the adoption of UITF Abstract 38 "Accounting for ESOP Trusts". This has resulted in the £5 million (R54 million) (2003: £5 million) (R60 million) of own shares held in ESOP Trusts previously held as an asset on the Company's balance sheet being deducted from the Company's profit and loss reserve. There was no impact on the profit and loss account in either period.

No note of historical cost profits has been prepared, as the Company's only material gains or losses on assets relate to the holding and disposal of Company investments.

Shares in subsidiary undertakings are included in the Company balance sheet at historical cost, adjusted for any impairment.

INSURANCE BUSINESS

(i) Investments

Investments, including those classified under assets held to cover linked liabilities, are stated at their current value. Listed investments are stated at year-end market value. Unlisted investments are valued, on a prudent basis, by the directors having regard to their likely realisable value. Investments in own shares held in policyholders' funds have been deducted from equity shareholders' funds.

Investment properties are accounted for in accordance with Statement of Standard Accounting Practice 19 as follows:

a) Investment properties are revalued annually at open market values by internal professional valuers. Surpluses and deficits arising are taken to the profit and loss account for the year.

b) No depreciation or amortisation is provided in respect of freehold investment properties and leasehold investment properties with over 20 years to run.

This treatment, as regards certain of the Group's investment properties, may be a departure from the requirements of the Companies Act 1985 concerning depreciation of fixed assets. However, these properties are not held for consumption but for investment, and the directors consider that systematic annual depreciation would be inappropriate. The accounting policy adopted is therefore necessary for the accounts to give a true and fair view. Depreciation or amortisation is only one of the many factors reflected in the annual valuation and the amount which might otherwise have been shown cannot be separately identified or quantified.

Securities borrowed and lent that are collateralised by cash are included in the balance sheet at amounts equal to the collateral advanced or received.

Dividends on equity investments are accrued on an ex-dividend basis. Interest on fixed income securities, net rental income from property investments and investment expenses are recorded on an accruals basis.

Realised gains and losses represent the difference between net sales proceeds and purchase price. Unrealised gains and losses represent the difference between the valuation of investments at the balance sheet date and their original cost, or if they have been previously valued, their valuation at the last balance sheet date. Movements in unrealised gains and losses are recorded in the profit and loss account, and include an adjustment for previously recognised unrealised gains and losses on investments disposed during the reporting period.

Income arising from securities lending and borrowing is recognised in the non-technical account on an accruals basis over the term of the related loans.

For long term business, an allocation is made from the long term business technical account to the non-technical account, representing the difference between the long term investment return and the actual return on shareholder assets supporting the long term business. The long term investment return for relevant categories of investments takes into account past performance, current trends and future expectations.

The long term investment return on investments supporting general insurance technical provisions and related shareholders' funds is allocated from the non-technical account to the general business technical accounts.

For the US long term business, due to the nature of its products, investment risk is borne by the shareholders. Therefore, in determining the operating profit for the business, the investment return earned by the whole of the portfolio is smoothed on the basis of a market rate appropriate to the portfolio of investments, management philosophy and US market conditions for each reporting period.

The long term investment return on investments supporting general insurance technical provisions and related shareholders' funds is allocated from the non-technical account to the general business technical account.

LONG TERM BUSINESS

The results are prepared on a modified statutory solvency basis, as set out in the ABI SORP. The main features of this basis are outlined below.

(i) Premiums

Premiums and annuity considerations are stated gross of commission, exclude taxes and levies and are accounted for when due for payment, except for unit-linked premiums which are accounted for when the liability is established. Outward reinsurance premiums are accounted for on a payable basis.

(ii) Claims

Claims paid include maturities, annuities, surrenders, death and disability.

Maturity and annuity claims are recorded as they fall due for payment. Death and disability claims and surrenders are accounted for when notified.

Reinsurance recoveries are accounted for in the same period as the related claim.

(iii) Long term business provision

Long term business provisions for South African and other African businesses have been computed using a gross premium valuation method. Provisions in respect of South African business have been prepared in accordance with the Financial Soundness Valuation basis as set out in the guidelines issued by the Actuarial Society of South Africa in Professional Guidance Note (PGN) 104 (2001). Under this guideline, provisions are valued using realistic expectations of future experience, with prescribed margins for prudence and deferral of profit emergence. This method makes implicit allowance for deferred acquisition costs.

Technical provisions supporting linked policies reflect the market value of assets supporting these liabilities.

For the US business, the long term business provision is calculated using the net premium method, based on assumptions as to investment yields, mortality, withdrawals and policyholder dividends. Assumptions are set at the time the contract is issued.

Universal life and deferred annuity reserves are computed on the retrospective deposit method, which produces reserves equal to the cash value of the contracts.

Reserves on immediate annuities and guaranteed payments are computed on the prospective deposit method, which produces reserves equal to the present value of future benefit payments.

For other territories, the valuation bases adopted are in accordance with the local actuarial practices and methodologies.

Whilst the directors consider that the gross long term business provision and the related reinsurance recovery are fairly stated on the basis of the information currently available to them, the ultimate liability will vary as a result of subsequent information and events and may result in significant adjustments to the amount provided.

The provision estimation techniques and assumptions are periodically reviewed, with any changes in estimates reflected in the long term business technical account as they occur.

Liability adequacy testing is performed to ensure that the carrying amount of technical provisions (less related deferred acquisition costs and intangible assets) is sufficient in view of estimated future cash flows. When performing the liability adequacy test, contractual cash flows are discounted and compared to the carrying value of the liability. Where a shortfall is identified an additional provision is made.

(iv) Acquisition costs

Acquisition costs comprise all direct and indirect costs arising from the sale of insurance contracts.

As the gross premium valuation method used in South Africa and other African territories to determine the long term business provision makes implicit allowance for the deferral of acquisition costs, no explicit deferred acquisition cost asset has been included in the balance sheet for these businesses.

For the US life business, an explicit deferred acquisition costs asset has been established in the balance sheet. Deferred acquisition costs are amortised over the period that profits on the related insurance policies are expected to emerge. Acquisition costs are deferred to the extent that they are deemed recoverable from available future profit margins.

Deferral of costs on other long term business is limited to the extent that there are available future margins.

Notes to the Financial Statements
for the year ended 31 December 2004 continued

1 ACCOUNTING POLICIES continued

LONG TERM BUSINESS continued

(v) Present value of acquired in-force business

The present value of acquired in-force business is calculated by performing a cash flow projection of the long term fund and the in-force policies in order to estimate future after-tax profits attributable to shareholders. These profits are then discounted at a rate of return allowing for the risk of uncertainty of the future cash flows. This calculation is particularly sensitive to the assumptions regarding discount rate, future investment returns and the rate at which policies discontinue.

The present value of acquired in-force business is capitalised in the consolidated balance sheet as an asset and amortised over the expected profit recognition period on a systematic basis over the anticipated lives of the related contracts which the directors consider to be 30 years. The amortisation charge is stated net of any unwind in the discount rate used to calculate the asset.

The carrying value of the asset is reviewed annually for impairment.

The amortisation charge and any adjustments to reflect impairments are recorded in the long term business technical account under "Other technical charges".

GENERAL INSURANCE BUSINESS

All classes of general business are accounted for on an annual basis.

(i) Premiums

Premiums are stated gross of commissions, exclude taxes and levies and are accounted for in the period in which the risk commences. The proportion of the premiums written relating to periods of risk after the balance sheet date is carried forward to subsequent accounting periods as unearned premiums, so that earned premiums relate to risks carried during the accounting period.

Outward reinsurance premiums are accounted for in the same accounting period as the premiums for the related direct insurance.

(ii) Claims

Claims incurred comprise the settlement and handling costs of paid and outstanding claims arising during the year and adjustments to prior year claim provisions. Outstanding claims comprise claims incurred up to, but not paid, at the end of the accounting period, whether reported or not.

Whilst the directors consider that the gross provisions for claims and the related reinsurance recoveries are fairly stated on the basis of the information currently available to them, the ultimate liability will vary as a result of subsequent information and events, and may result in significant adjustments to the amounts provided. Adjustments to the amounts of claims provisions established in prior years are reflected in the financial statements for the period in which the adjustments are made, and disclosed separately if material. The methods used and estimates made are reviewed regularly.

Liability adequacy testing is performed to ensure that the carrying amount of claim liabilities (less related deferred acquisition costs) is sufficient in view of estimated future cash flows. Where a shortfall is identified an additional provision is made.

(iii) Acquisition costs

Acquisition costs, which represent commission and other related expenses, are deferred and amortised over the period in which the related premiums are earned.

BANKING BUSINESS

(i) Banking income

Interest receivable and payable are recognised in the banking non-technical account as they accrue.

Fee and other income is recognised in the banking non-technical account when receivable, except where it is charged to cover the costs of a continuing service to, or risk borne for, the customer. In these cases, the income is recognised over the relevant period.

Other operating income is derived from township development and computer-related services, including distribution and servicing of equipment. The net income from these activities is accounted for on the accruals basis and included within "Other operating income".

(ii) Advances and provisions for doubtful debts

Certain advances are held for trading purposes and are not held to maturity. Such advances are held in the balance sheet at fair value and any change in the fair value of these instruments are accounted for through the profit and loss account.

All operating companies make provisions for bad and doubtful debts where required on a prudent basis. Advances are designated as non-performing based on credit risk management tools and indicators as well as management judgement as to the ultimate collectability of the principal or interest. When an advance is designated as non-performing, interest is suspended and specific provisions raised where required.

There are two basic types of provision, specific and general, each of which is assessed in terms of the charge and the amount outstanding. The provisions made during the year, less recoveries of advances previously written off, are charged to the profit and loss account.

The Group creates a specific provision for impairment when there is objective evidence that it will not be able to collect all amounts due. The amount of such impairment is the difference between the carrying amount and the recoverable amount, calculated as the present value of expected future cash flows, including amounts recoverable from guarantees and collateral, discounted at the effective interest rate of the advance.

The Group creates an additional general provision where there is objective evidence that components of the advances portfolio contain probable losses at the balance sheet date, which will only be identified in the future. The estimated probable losses are based on historical information and take into account historical patterns of losses in each component, the credit ratings allocated to the borrowers and the current economic climate in which the borrowers operate.

Provisions are deducted from advances in the balance sheet.

Interest on non-performing loans is charged to the customer's account and recorded as income, provided that there is a realistic prospect of interest being paid at some future date. However, where interest to be recovered is considered to be doubtful, the interest is suspended and is not credited to income but to an interest reserve account in the balance sheet, which is included as part of specific provisions and deducted from advances in the balance sheet. Where the probability of receiving interest payments is remote, interest is no longer accrued.

(iii) Instalment transactions
Instalment credit agreements are regarded as financing transactions and total instalments, less unearned finance charges, are included in loans and advances.

Lease income and finance charges are determined at the commencement of the contractual periods and are recognised in income in proportion to the net cash investment capital balances outstanding. Unearned lease income and finance charges are carried forward as deferred income and deducted from advances.

(iv) Investments
Securities which are intended to be held to maturity are stated at cost, adjusted for differences between cost and redemption value which are amortised over the period to redemption date. Securities held for trading purposes are marked to market value and the related gains and losses are taken directly to the banking non-technical profit and loss account as they arise. Other investments are stated at cost and provision is made where, in the opinion of the directors, there has been a permanent impairment in value.

Freehold and leasehold buildings and buildings occupied for own use are depreciated over their estimated useful lives. Land is not depreciated.

Unsold properties in possession are included under advances and valued at the lower of cost or net realisable value. Cost includes the outstanding balance on repossession, which may or may not include capitalised interest incurred by the client, together with other charges relating to the repossession.

Where securities sold under agreements to repurchase at future dates are recorded in the financial statements, the corresponding liability to repurchase those securities is included in deposits from banks or customers as appropriate. Securities purchased under agreements to resell at future dates are treated as secured loans and reflected on the balance sheet. Profits and losses arising from these transactions are treated as interest and accounted for over the period of the contracts.

Acceptances, promissory notes, trade and other bills drawn by customers and discounted by banking subsidiaries are included under advances. Amounts rediscounted are included under the contra items for liabilities under acceptances.

Notes to the Financial Statements
for the year ended 31 December 2004 continued

1 ACCOUNTING POLICIES continued

BANKING BUSINESS continued

(v) Debt securities in issue and subordinated debt instruments issued
Premiums and discounts incurred in the issue of debt securities and fixed rate subordinated liabilities are accounted for as an adjustment to the amount of the liability and amortised over the relevant period to maturity.

(vi) Financial instruments
Financial instruments on the balance sheet include cash and bank balances, investments, receivables and trade creditors. These instruments are generally carried at fair value and the accounting treatment for each is disclosed in the accounting policy note for that particular balance.

In addition, the banking business uses a variety of derivative financial instruments including forwards, swaps, options and exchange traded financial futures. Transactions in the foreign exchange, interest rate and equity markets are negotiated directly with customers, with the banking business acting as a counterparty, or can be dealt directly through exchanges.

Accounting for financial instruments is dependent on whether the transactions are undertaken for trading or non-trading purposes:

(a) Trading activities
Trading transactions include transactions undertaken for market-making, to service customers' needs and for propriety purposes, as well as any related hedges.

Transactions undertaken for trading purposes are measured at fair value, including an allowance for credit and market risk, and the resulting profits and losses are accounted for in the non-technical account. Fair values are based on quoted market prices when available. Where no quoted prices are available for a particular derivative, its fair value is determined by reference to quoted market prices for its component parts.

(b) Non-trading activities
Non-trading transactions are those that are held for hedging purposes as part of the banking business' overall risk management strategy as a means of managing exposure to price, foreign currency and interest rate risk. To qualify as a hedge:

a) the transaction must be reasonably expected to match or eliminate a significant proportion of the risk inherent in the assets, liabilities, other positions or cashflows being hedged and which results from potential movements in interest rates, exchange rates and market values, both at the inception and over the life of the contract;

b) adequate evidence of the intention to hedge and linkage with the underlying risk inherent in the assets, liabilities, other positions or cashflows being hedged, must be established at the start of the transaction; and

c) there must be a continual assessment of whether the market value of the hedge instrument matches the market value of the hedged item.

If these criteria are met, the derivative is accounted for in the non-technical account on the same basis and over the same period as the underlying hedged item to which it relates.

Qualifying hedges, which cease to be effective or are terminated prior to the end of the life of the underlying hedged item, are measured at fair value and transferred to the trading portfolio. Any resulting gain or loss is deferred and amortised to earnings over the original life of the underlying item.

Off balance sheet financial instruments are measured on a basis consistent with on balance sheet instruments. Potential losses arising on these instruments are recognised as contingent liabilities.

Where the banking business has entered into legally binding contracts with a counterparty that permits offsets, positive and negative values of derivatives are offset within the balance sheet totals.

ASSET MANAGEMENT BUSINESS
Asset management revenue includes gross fees and commissions which are credited as earned.

Performance fees are recognised once all contractual obligations have been satisfied and the fees are expected to be collected. Any fees collected in advance are deferred and recognised as income over the period earned.

Expenses are recognised as they are incurred.

ALL BUSINESSES

(i) Tax

Tax is charged on all taxable profits arising during the year and is determined in accordance with the relevant tax legislation.

The tax charge attributable to long term business includes the tax expense for both policyholders and shareholders, at rates applicable to those parties.

The tax attributable to shareholders' profits on long term business, calculated at the effective tax rate of the underlying businesses, is added to the balance on the long term business technical account to present life assurance profits on a pre-tax basis, and is then included in the tax expense on profit on ordinary activities in the non-technical account.

Deferred tax assets and liabilities arise from timing differences between the recognition of gains and losses in the financial statements and their recognition for tax purposes. Deferred tax liabilities are fully recognised and deferred tax assets are recognised when the Group believes it is more likely than not that the asset will be recoverable. Deferred tax assets and liabilities are recognised on an undiscounted basis.

(ii) Goodwill

Purchased goodwill (representing the excess of the fair value of the consideration given for acquired businesses and associated costs over the fair value of net assets acquired) is capitalised and amortised to nil by equal annual instalments over its estimated useful life, normally 20 years.

On the subsequent disposal or termination of a business, the profit or loss on disposal or termination is calculated after charging the unamortised amount of any related goodwill.

The carrying value of goodwill is reviewed periodically for indicators of impairment in value. In determining if any impairment is required, recoverable amounts are assessed on a value in use basis. Where businesses are acquired as part of the same investment, these are combined for the purposes of determining recoverabilty of the related goodwill. Adjustments to reflect an impairment in value are recognised in the non-technical account in the period in which the impairment is determined.

(iii) Tangible fixed assets

Tangible fixed assets, principally computer equipment and software, motor vehicles, fixtures and furniture, are capitalised and depreciated by equal annual instalments over their estimated useful lives.

(iv) General provisions

Provisions are recognised when the Group has a present legal or constructive obligation as a result of past events, for which it is probable that an outflow of economic benefits will occur, and where a reliable estimate can be made of the amount of the obligation. Where the effect of discounting is material, provisions are discounted and the discount rate used is a pre-tax rate that reflects current market assessments of the time value of money and, where appropriate, the risks specific to the liability.

(v) Pension plans and post retirement benefits

Defined benefit and defined contribution schemes have been established for eligible employees of the Group with the assets held in separate trustee administered funds.

For defined benefit schemes, pension costs are charged to the profit and loss account so as to spread the related charges over the service lives of employees and are determined by independent qualified actuaries undertaking formal actuarial valuations at least every three years. The effects of variations from regular cost are spread over the expected average remaining service lives of members of the scheme. Any difference between the amounts charged against profits and the amounts contributed to schemes is included as a prepayment or provision in the balance sheet.

Contributions in respect of defined contribution schemes are recognised when incurred.

Certain Group companies make provision for post retirement medical and housing benefits for eligible employees. The expected costs of post retirement benefits are charged over the expected working lives of eligible employees.

(vi) Employee share ownership plans

The Group offers share award and option plans to management and certain key employees. The Group offers Save As You Earn plans for all UK-based employees of participating Group companies. Further details are provided in the Remuneration Report.

The assets, liabilities, income and expenses of employee share ownership plans (ESOPs) are incorporated into the financial statements. Own shares held in ESOP Trusts are shown as a deduction from shareholders' equity at cost.

Notes to the Financial Statements
for the year ended 31 December 2004 continued

2 FOREIGN CURRENCIES

The information contained in these financial statements is expressed in both Sterling and South African Rand. This is in order both to meet the legal requirements of the UK Companies Act 1985 and to provide the users of the accounts in South Africa with illustrative information.

The principal exchange rates used to translate the operating results, assets and liabilities of key foreign business segments to Sterling are:

	Rand		US$	
	2004	2003	**2004**	2003
Profit and loss account (average rate for the year)	**11.7986**	12.3487	**1.8327**	1.6354
Balance sheet (closing rate, at 31 December)	**10.8482**	11.9367	**1.9158**	1.7833

Foreign currency transactions are translated at average exchange rates for the year. Foreign currency assets and liabilities are translated at year-end exchange rates. Exchange differences arising from the translation of net investments in foreign subsidiary undertakings are taken to the consolidated statement of total recognised gains and losses. Exchange differences arising on the translation of foreign integrated operations are taken through the non-technical profit and loss account. Exchange differences on trading activities are included in the profit and loss account.

3 EARNINGS AND EARNINGS PER SHARE

Basic earnings per share is calculated based upon the profit after tax attributable to equity shareholders.

The directors' view is that adjusted operating earnings per share, derived from adjusted operating profit or loss after tax and minority interests, provides a better indication of the underlying performance of the Group. For life assurance and general insurance businesses, adjusted operating profit is based on a long term investment return and includes investment return on own shares held in policyholders' funds. For banking business, adjusted operating profit excludes the loss on disposal of investment in Dimension Data Holdings plc, restructuring and integration costs and the transitional impact of the change in credit provisioning methodology. For all businesses, adjusted operating profit excludes goodwill amortisation and impairment, and fines and penalties.

Adjusted operating earnings per share is similarly based, but is stated after tax and minority interests, with the calculation of the weighted average number of shares including own shares held in policyholders' funds.

A table reconciling operating profit on ordinary activities after tax and minority interests to adjusted operating profit after tax and minority interests is set out below:

		£m		Rm	
	Notes	**Year to 31 December 2004**	Year to 31 December 2003	**Year to 31 December 2004**	Year to 31 December 2003
Profit on ordinary activities after tax and minority interests		**484**	273	**5,704**	3,381
Goodwill amortisation and impairment net of minority interests		**83**	128	**971**	1,581
Loss on disposal of investment in Dimension Data Holdings plc net of tax and minority interests		**–**	3	**–**	30
Restructuring and integration costs net of tax and minority interests	5(d)(ii)	**8**	13	**92**	160
Change in credit provisioning methodology net of tax and minority interests	5(d)(iii)	**–**	31	**–**	376
Fines and penalties net of tax	11	**41**	–	**499**	–
Short term fluctuations in investment returns net of tax and minority interests		**(162)**	(95)	**(1,907)**	(1,170)
Investment return adjustment for own shares held in policyholders' funds	5(b)(iv)	**94**	(12)	**1,115**	(148)
Non-operating items net of tax and minority interests	17(b)	**26**	32	**312**	404
Adjusted operating profit after tax and minority interests		**574**	373	**6,786**	4,614

3 EARNINGS AND EARNINGS PER SHARE continued

	p		c	
	Year to 31 December 2004	Year to 31 December 2003	**Year to 31 December 2004**	Year to 31 December 2003
Basic earnings per share after tax and minority interests	**14.1**	8.0	**166.2**	99.1
Impact of inclusion of own shares held in policyholders' funds in weighted average number of shares	**(1.2)**	(0.7)	**(14.0)**	(8.4)
	12.9	7.3	**152.2**	90.7
Goodwill amortisation and impairment net of minority interests	**2.2**	3.4	**26.0**	42.4
Loss on disposal of investment in Dimension Data Holdings plc net of tax and minority interests	**–**	0.1	**–**	0.8
Restructuring and integration costs net of tax and minority interests	**0.2**	0.3	**2.5**	4.3
Change in credit provisioning methodology net of tax and minority interests	**–**	0.8	**–**	10.1
Fines and penalties net of tax	**1.1**	–	**13.3**	–
Short term fluctuations in investment return net of tax and minority interests	**(4.3)**	(2.5)	**(50.9)**	(31.3)
Investment return adjustment for own shares held in policyholders' funds	**2.5**	(0.3)	**29.7**	(4.0)
Non-operating items net of tax and minority interests	**0.7**	0.9	**8.3**	10.8
Adjusted operating earnings per share after tax and minority interests	**15.3**	10.0	**181.1**	123.8

Basic earnings per share is calculated by reference to the profit on ordinary activities after tax and minority interests of £484 million (R5,704 million) for the year ended 31 December 2004 (2003: £273 million (R3,381 million)) and a weighted average number of shares in issue of 3,432 million (2003: 3,411 million). The weighted average number of shares is calculated as follows:

	millions	
	At 31 December 2004	At 31 December 2003
Total weighted average number of shares in issue	**3,844**	3,824
Shares held in ESOP Trusts	**(96)**	(97)
Adjusted weighted average number of shares	**3,748**	3,727
Shares held in policyholders' funds	**(316)**	(316)
Weighted average number of shares	**3,432**	3,411

In accordance with UITF Abstract 37 "Purchases and Sales of Own Shares", shares in the Company held in policyholders' funds are not included in the weighted average number of shares used in basic earnings per share calculations. No adjustment is required in respect of UITF Abstract 38 "Accounting for ESOP Trusts" as the shares in the Company held in ESOP Trusts have already been excluded from the calculation as, in the majority of cases, the ESOP Trusts have waived their rights to dividends on these shares.

The diluted earnings per share calculation reflects the issue of shares in respect of the ESOP Trusts and the US Dollar Guaranteed Convertible Bond.

Notes to the Financial Statements
for the year ended 31 December 2004 continued

4 DIVIDENDS

	Notes	£m Year to 31 December 2004	£m Year to 31 December 2003	Rm Year to 31 December 2004	Rm Year to 31 December 2003
Group					
Final dividend proposed: 3.5p (38.0c*) (2003: 3.1p (36.5c)) per 10p share		**122**	106	**1,323**	1,265
Interim dividend paid: 1.75p (20.5c) (2003: 1.7p (19.5c)) per 10p share		**60**	60	**678**	741
		182	166	**2,001**	2,006
Company					
Final dividend proposed: 3.5p (38.0c*) (2003: 3.1p (36.5c)) per 10p share		**56**	49	**607**	585
Interim dividend paid: 1.75p (20.5c) (2003: 1.7p (19.5c)) per 10p share		**28**	26	**316**	321
		84	75	**923**	906

Provision has been made in the Group financial statements for a final dividend of 3.5p (38.0c*) per share calculated using the number of shares in issue at 31 December 2004 of 3,854 million (2003: 3,837 million) less 92 million (2003: 97 million) shares in Employee Share Ownership Plans, which have waived their rights to dividends and 291 million (2003: 316 million) shares held in policyholders' funds of Group companies. The dividend will be paid on 31 May 2005 to shareholders on the register at the close of business on 22 April 2005, being the record date for the dividend.

As a consequence of the exchange control arrangements in place in South Africa and other relevant African territories, dividends to shareholders on the branch registers in those countries (or in the case of Namibia, the Namibian section of the principal register) are settled through dividend access trusts established for that purpose. The dividend payable by the Company represents only the proportion of the Group dividend payable to shareholders on the principal register (other than its Namibian section) and is calculated based on the directors' estimate of the number of shares that will be on that register on the record date for the dividend.

* Indicative only – the actual amount of the dividend per share in Rand will be determined by reference to the exchange rate prevailing on 31 March 2005 and announced by the Company on 1 April 2005.

5 SEGMENTAL ANALYSIS

5(a) Summary of operating profit on ordinary activities before tax	Notes	£m South Africa	£m United States	£m UK and Rest of World	£m Total	Rm South Africa	Rm United States	Rm UK and Rest of World	Rm Total
Year to 31 December 2004									
Life assurance	5(b)(iii)								
Adjusted operating profit		480	96	18	594	5,671	1,126	206	7,003
Inter-segment (revenue)/expenses		(3)	12	2	11	(32)	137	25	130
Adjusted operating profit, net of inter-segment transactions		477	108	20	605	5,639	1,263	231	7,133
Asset management	5(c)(i)								
Adjusted operating profit		53	89	10	152	639	1,050	117	1,806
Inter-segment (revenue)/expenses		(10)	(11)	4	(17)	(120)	(130)	47	(203)
Adjusted operating profit, net of inter-segment transactions		43	78	14	135	519	920	164	1,603
Banking	5(d)(i)								
Adjusted operating profit		177	–	14	191	2,099	–	158	2,257
Inter-segment (revenue)/expenses		6	–	–	6	73	–	–	73
Adjusted operating profit, net of inter-segment transactions		183	–	14	197	2,172	–	158	2,330
General insurance business	5(e)	89	–	–	89	1,057	–	–	1,057
Other shareholders' income/expenses	5(f)	–	–	(33)	(33)	–	–	(390)	(390)
Debt service costs	7	(3)	–	(34)	(37)	(35)	–	(402)	(437)
Adjusted operating profit/(loss), net of inter-segment transactions		789	186	(19)	956	9,352	2,183	(293)	11,296
Goodwill amortisation and impairment	18	(57)	(50)	(3)	(110)	(672)	(583)	(35)	(1,290)
Restructuring and integration costs	5(d)(ii)	(21)	–	–	(21)	(246)	–	–	(246)
Fines and penalties	11	–	(49)	–	(49)	–	(596)	–	(596)
Short term fluctuations in investment return	8(a)	134	85	7	226	1,582	1,003	77	2,662
Investment return adjustment for own shares held in policyholders' funds	5(b)(iv)	(94)	–	–	(94)	(1,115)	–	–	(1,115)
Operating profit/(loss) on ordinary activities before tax		751	172	(15)	908	8,901	2,007	(197)	10,711
Analysed as:									
Life assurance		479	189	27	695	5,657	2,219	308	8,184
Asset management		43	(17)	11	37	519	(212)	129	436
Banking		107	–	14	121	1,278	–	158	1,436
General insurance business		125	–	–	125	1,482	–	–	1,482
Other shareholders' income/expenses		–	–	(33)	(33)	–	–	(390)	(390)
Debt service costs		(3)	–	(34)	(37)	(35)	–	(402)	(437)
Operating profit/(loss) on ordinary activities before tax		751	172	(15)	908	8,901	2,007	(197)	10,711

Notes to the Financial Statements

for the year ended 31 December 2004 continued

5 SEGMENTAL ANALYSIS continued

5(a) Summary of operating profit on ordinary activities before tax	Notes	£m South Africa	£m United States	£m UK and Rest of World	£m Total	Rm South Africa	Rm United States	Rm UK and Rest of World	Rm Total
Year to 31 December 2003 (restated)									
Life assurance	5(b)(iii)								
Adjusted operating profit		438	85	20	543	5,408	1,050	248	6,706
Inter-segment (revenue)/expenses		(7)	11	4	8	(86)	135	49	98
Adjusted operating profit, net of inter-segment transactions		431	96	24	551	5,322	1,185	297	6,804
Asset management	5(c)(i)								
Adjusted operating profit		55	81	(8)	128	678	1,000	(95)	1,583
Inter-segment (revenue)/expenses		(2)	(10)	4	(8)	(22)	(123)	47	(98)
Adjusted operating profit, net of inter-segment transactions		53	71	(4)	120	656	877	(48)	1,485
Banking	5(d)(i)								
Adjusted operating profit		(10)	–	4	(6)	(118)	–	48	(70)
Inter-segment (revenue)/expenses		–	–	–	–	–	–	–	–
Adjusted operating profit, net of inter-segment transactions		(10)	–	4	(6)	(118)	–	48	(70)
General insurance business	5(e)	73	–	–	73	909	–	–	909
Other shareholders' income/expenses	5(f)	–	–	(40)	(40)	–	–	(494)	(494)
Debt service costs	7	(4)	–	(44)	(48)	(49)	–	(544)	(593)
Adjusted operating profit/(loss), net of inter-segment transactions		543	167	(60)	650	6,720	2,062	(741)	8,041
Goodwill amortisation	18	(140)	(57)	(9)	(206)	(1,730)	(703)	(111)	(2,544)
Loss on disposal of investment in Dimension Data Holdings plc		(5)	–	–	(5)	(60)	–	–	(60)
Restructuring and integration costs	5(d)(ii)	(32)	–	–	(32)	(394)	–	–	(394)
Change in credit provisioning methodology	5(d)(iii)	(87)	–	–	(87)	(1,074)	–	–	(1,074)
Short term fluctuations in investment return	8(a)	(37)	196	(16)	143	(456)	2,420	(197)	1,767
Investment return adjustment for own shares held in policyholders' funds	5(b)(iv)	12	–	–	12	148	–	–	148
Operating profit/(loss) on ordinary activities before tax		254	306	(85)	475	3,154	3,779	(1,049)	5,884
Analysed as:									
Life assurance		402	288	12	702	4,964	3,556	149	8,669
Asset management		53	18	(13)	58	656	223	(159)	720
Banking		(272)	–	4	(268)	(3,350)	–	48	(3,302)
General insurance business		75	–	–	75	933	–	–	933
Other shareholders' income/expenses		–	–	(44)	(44)	–	–	(543)	(543)
Debt service costs		(4)	–	(44)	(48)	(49)	–	(544)	(593)
Operating profit/(loss) on ordinary activities before tax		254	306	(85)	475	3,154	3,779	(1,049)	5,884

The 2004 segmental analysis has been prepared on a gross of inter-segment transactions basis. 2003 comparatives have been restated to be consistent with the current year presentation.

5 SEGMENTAL ANALYSIS continued

5(b) Life assurance	£m South Africa	£m United States	£m UK and Rest of World	£m Total	Rm South Africa	Rm United States	Rm UK and Rest of World	Rm Total
(i) Gross premiums written								
Year to 31 December 2004								
Individual business								
Single	**633**	**2,169**	**135**	**2,937**	**7,467**	**25,594**	**1,597**	**34,658**
Recurring	**940**	**205**	**46**	**1,191**	**11,088**	**2,415**	**544**	**14,047**
	1,573	**2,374**	**181**	**4,128**	**18,555**	**28,009**	**2,141**	**48,705**
Group business								
Single	**434**	**–**	**18**	**452**	**5,116**	**–**	**213**	**5,329**
Recurring	**299**	**–**	**22**	**321**	**3,532**	**–**	**252**	**3,784**
	733	**–**	**40**	**773**	**8,648**	**–**	**465**	**9,113**
Total gross premiums	**2,306**	**2,374**	**221**	**4,901**	**27,203**	**28,009**	**2,606**	**57,818**
Year to 31 December 2003								
Individual business								
Single	563	1,815	87	2,465	6,952	22,413	1,074	30,439
Recurring	833	186	51	1,070	10,286	2,297	630	13,213
	1,396	2,001	138	3,535	17,238	24,710	1,704	43,652
Group business								
Single	715	–	20	735	8,829	–	247	9,076
Recurring	294	–	13	307	3,631	–	161	3,792
	1,009	–	33	1,042	12,460	–	408	12,868
Total gross premiums	2,405	2,001	171	4,577	29,698	24,710	2,112	56,520
(ii) Gross new business premiums written								
Year to 31 December 2004								
Individual business								
Single	**633**	**2,169**	**135**	**2,937**	**7,467**	**25,594**	**1,597**	**34,658**
Recurring	**157**	**58**	**8**	**223**	**1,858**	**679**	**97**	**2,634**
	790	**2,227**	**143**	**3,160**	**9,325**	**26,273**	**1,694**	**37,292**
Group business								
Single	**434**	**–**	**18**	**452**	**5,116**	**–**	**213**	**5,329**
Recurring	**15**	**–**	**2**	**17**	**182**	**–**	**21**	**203**
	449	**–**	**20**	**469**	**5,298**	**–**	**234**	**5,532**
Total gross new business premiums written	**1,239**	**2,227**	**163**	**3,629**	**14,623**	**26,273**	**1,928**	**42,824**
Annual premium equivalent	**279**	**275**	**25**	**579**	**3,298**	**3,238**	**299**	**6,835**

Notes to the Financial Statements
for the year ended 31 December 2004 continued

5 SEGMENTAL ANALYSIS continued

5(b) Life assurance continued	£m South Africa	£m United States	£m UK and Rest of World	£m Total	Rm South Africa	Rm United States	Rm UK and Rest of World	Rm Total
(ii) Gross new business premiums written continued								
Year to 31 December 2003								
Individual business								
Single	563	1,815	87	2,465	6,952	22,413	1,074	30,439
Recurring	158	76	7	241	1,951	939	86	2,976
	721	1,891	94	2,706	8,903	23,352	1,160	33,415
Group business								
Single	715	–	20	735	8,829	–	247	9,076
Recurring	18	–	3	21	222	–	37	259
	733	–	23	756	9,051	–	284	9,335
Total gross new business premiums written	1,454	1,891	117	3,462	17,954	23,352	1,444	42,750
Annual premium equivalent	304	258	21	583	3,751	3,180	255	7,186

Annual premium equivalent is defined as one-tenth of single premiums plus recurring premiums.

	£m South Africa	£m United States	£m UK and Rest of World	£m Total	Rm South Africa	Rm United States	Rm UK and Rest of World	Rm Total
(iii) Life assurance adjusted operating profit								
Year to 31 December 2004								
Individual business	**224**	**96**	**11**	**331**	**2,643**	**1,126**	**123**	**3,892**
Group business	**89**	**–**	**2**	**91**	**1,054**	**–**	**32**	**1,086**
Life assurance technical result	**313**	**96**	**13**	**422**	**3,697**	**1,126**	**155**	**4,978**
Long term investment return	**167**	**–**	**5**	**172**	**1,974**	**–**	**51**	**2,025**
Adjusted operating profit	**480**	**96**	**18**	**594**	**5,671**	**1,126**	**206**	**7,003**
Inter-segment (revenue)/expenses	**(3)**	**12**	**2**	**11**	**(32)**	**137**	**25**	**130**
Adjusted operating profit, net of inter-segment transactions	**477**	**108**	**20**	**605**	**5,639**	**1,263**	**231**	**7,133**
Year to 31 December 2003								
Individual business	190	85	13	288	2,346	1,050	161	3,557
Group business	70	–	2	72	864	–	25	889
Life assurance technical result	260	85	15	360	3,210	1,050	186	4,446
Long term investment return	178	–	5	183	2,198	–	62	2,260
Adjusted operating profit	438	85	20	543	5,408	1,050	248	6,706
Inter-segment (revenue)/expenses	(7)	11	4	8	(86)	135	49	98
Adjusted operating profit, net of inter-segment transactions	431	96	24	551	5,322	1,185	297	6,804

Inter-segment (revenue)/expenses represents investment management fees paid to the Group's asset management companies and administration fees (received from)/paid to Group life assurance companies.

5 SEGMENTAL ANALYSIS continued

5(b) Life assurance continued	£m Year to 31 December 2004	£m Year to 31 December 2003	Rm Year to 31 December 2004	Rm Year to 31 December 2003
(iv) Investment return adjustment for own shares held in policyholders' funds				
Dividend income	**16**	14	**190**	173
Realised gains on investment in own shares	**2**	–	**28**	–
Unrealised gains/(losses) on investment in own shares	**76**	(26)	**897**	(321)
Net investment gain/(loss) on own shares	**94**	(12)	**1,115**	(148)

(v) Other technical income

Other technical income of £84 million (R991 million) (2003: £94 million (R1,161 million)) principally consists of fees earned in respect of South African policyholders' funds and fees earned for healthcare administration.

5(c)(i) Asset management	Note	£m Revenue	£m Expenses	£m Adjusted operating profit	Rm Revenue	Rm Expenses	Rm Adjusted operating profit
Year to 31 December 2004							
South Africa							
Fund management							
Old Mutual Asset Managers		42	(24)	18	497	(282)	215
Old Mutual Unit Trusts		23	(19)	4	273	(220)	53
Other		52	(42)	10	619	(495)	124
		117	(85)	32	1,389	(997)	392
Other financial services		16	(3)	13	192	(40)	152
Nedcor Unit Trusts and Portfolio Management		32	(24)	8	378	(283)	95
		165	(112)	53	1,959	(1,320)	639
US asset management	5(c)(ii)	367	(278)	89	4,330	(3,280)	1,050
UK & Rest of World							
Fund management		48	(31)	17	566	(366)	200
Selestia investment platform		7	(12)	(5)	83	(142)	(59)
Other financial services		18	(26)	(8)	212	(307)	(95)
Nedcor Unit Trusts and Portfolio Management		34	(28)	6	401	(330)	71
		107	(97)	10	1,262	(1,145)	117
Adjusted operating profit		639	(487)	152	7,551	(5,745)	1,806
Inter-segment (revenue)/expenses							
South Africa		(19)	9	(10)	(224)	104	(120)
US asset management		(11)	–	(11)	(130)	–	(130)
UK & Rest of World		–	4	4	–	47	47
		(30)	13	(17)	(354)	151	(203)
Adjusted operating profit, net of inter-segment transactions							
South Africa		146	(103)	43	1,735	(1,216)	519
US asset management		356	(278)	78	4,200	(3,280)	920
UK & Rest of World		107	(93)	14	1,262	(1,098)	164
		609	(474)	135	7,197	(5,594)	1,603

Notes to the Financial Statements
for the year ended 31 December 2004 continued

5 SEGMENTAL ANALYSIS continued

5(c)(i) Asset management continued	Note	£m Revenue	£m Expenses	£m Adjusted operating profit	Rm Revenue	Rm Expenses	Rm Adjusted operating profit
Year to 31 December 2003							
South Africa							
Fund management							
Old Mutual Asset Managers		37	(20)	17	458	(247)	211
Old Mutual Unit Trusts		21	(15)	6	259	(185)	74
Other		16	(12)	4	200	(148)	52
		74	(47)	27	917	(580)	337
Other financial services		42	(24)	18	519	(302)	217
Nedcor Unit Trusts and Portfolio Management		36	(26)	10	445	(321)	124
		152	(97)	55	1,881	(1,203)	678
US asset management	5(c)(ii)	347	(266)	81	4,285	(3,285)	1,000
UK & Rest of World							
Fund management		43	(37)	6	531	(454)	77
Private client – Gerrard		91	(83)	8	1,124	(1,025)	99
Selestia investment platform		3	(12)	(9)	37	(148)	(111)
Other financial services		10	(24)	(14)	123	(296)	(173)
Nedcor Unit Trusts and Portfolio Management		42	(41)	1	519	(506)	13
		189	(197)	(8)	2,334	(2,429)	(95)
Adjusted operating profit		688	(560)	128	8,500	(6,917)	1,583
Inter-segment (revenue)/expenses							
South Africa		(4)	2	(2)	(52)	30	(22)
US asset management		(10)	–	(10)	(123)	–	(123)
UK & Rest of World		–	4	4	–	47	47
		(14)	6	(8)	(175)	77	(98)
Adjusted operating profit, net of inter-segment transactions							
South Africa		148	(95)	53	1,829	(1,173)	656
US asset management		337	(266)	71	4,162	(3,285)	877
UK & Rest of World		189	(193)	(4)	2,334	(2,382)	(48)
		674	(554)	120	8,325	(6,840)	1,485

Adjusted operating profit includes £6 million (R73 million) (2003: nil) in relation to interest received on short-term funding provided to the Group's banking subsidiary. The remainder of the inter-segment (revenue)/expenses represents, investment management fees (received from)/paid to the Group's life assurance companies and other asset management companies.

5(c)(ii) US asset management	£m **Year to 31 December 2004**	£m Year to 31 December 2003	Rm **Year to 31 December 2004**	Rm Year to 31 December 2003
Revenue				
Investment management fees	**311**	304	**3,669**	3,754
Transaction, performance and other fees	**56**	43	**661**	531
	367	347	**4,330**	4,285
Expenses				
Remuneration expenses	**121**	117	**1,428**	1,445
Other expenses	**157**	149	**1,852**	1,840
	278	266	**3,280**	3,285
Adjusted operating profit	**89**	81	**1,050**	1,000

5 SEGMENTAL ANALYSIS continued

5(d) Banking	Notes	£m South Africa	£m UK and Rest of World	£m Total	Rm South Africa	Rm UK and Rest of World	Rm Total
(i) Banking adjusted operating profit							
Year to 31 December 2004							
Interest receivable		**1,917**	**112**	**2,029**	**22,619**	**1,325**	**23,944**
Interest payable		**(1,320)**	**(71)**	**(1,391)**	**(15,576)**	**(839)**	**(16,415)**
Net interest income		**597**	**41**	**638**	**7,043**	**486**	**7,529**
Dividend income		**12**	**–**	**12**	**143**	**–**	**143**
Fees and commissions receivable		**504**	**11**	**515**	**5,940**	**133**	**6,073**
Fees and commissions payable		**(59)**	**(2)**	**(61)**	**(694)**	**(21)**	**(715)**
Net other operating income		**176**	**–**	**176**	**2,082**	**(3)**	**2,078**
Total operating income		**1,230**	**50**	**1,280**	**14,514**	**595**	**15,109**
Specific and general provisions charge	26(d)	**(116)**	**(4)**	**(120)**	**(1,370)**	**(45)**	**(1,415)**
Net income		**1,114**	**46**	**1,160**	**13,144**	**550**	**13,694**
Operating expenses		**(942)**	**(38)**	**(980)**	**(11,108)**	**(454)**	**(11,562)**
		172	**8**	**180**	**2,036**	**96**	**2,132**
Share of associated undertakings' profit		**5**	**6**	**11**	**63**	**62**	**125**
Adjusted operating profit		**177**	**14**	**191**	**2,099**	**158**	**2,257**
Inter-segment (revenue)/expenses		**6**	**–**	**6**	**73**	**–**	**73**
Adjusted operating profit, net of inter-segment transactions		**183**	**14**	**197**	**2,172**	**158**	**2,330**
Year to 31 December 2003							
Interest receivable		2,156	114	2,270	26,619	1,411	28,030
Interest payable		(1,643)	(80)	(1,723)	(20,295)	(981)	(21,276)
Net interest income		513	34	547	6,324	430	6,754
Dividend income		12	–	12	150	2	152
Fees and commissions receivable		396	19	415	4,891	229	5,120
Fees and commissions payable		(36)	(2)	(38)	(445)	(28)	(473)
Net other operating income		157	14	171	1,946	172	2,118
Total operating income		1,042	65	1,107	12,866	805	13,671
Specific and general provisions charge	5(d)(iii),26(d)	(232)	(2)	(234)	(2,868)	(18)	(2,886)
Net income		810	63	873	9,998	787	10,785
Operating expenses		(824)	(65)	(889)	(10,169)	(807)	(10,976)
		(14)	(2)	(16)	(171)	(20)	(191)
Share of associated undertakings' profit		4	6	10	53	68	121
Adjusted operating (loss)/profit		(10)	4	(6)	(118)	48	(70)

Operating expenses include translation losses of £32 million (R372 million) (2003: £110 million (R1,356 million)). Adjusted operating profit includes £6 million (R73 million) in relation to inter-company interest payable for short term funding now repaid.

Notes to the Financial Statements
for the year ended 31 December 2004 continued

5 SEGMENTAL ANALYSIS continued

5(d) Banking continued	£m Year to 31 December 2004	£m Year to 31 December 2003	Rm Year to 31 December 2004	Rm Year to 31 December 2003
(ii) Restructuring and integration costs				
Costs before tax and minority interests	**21**	32	**246**	394
Tax	**(6)**	(6)	**(71)**	(74)
Costs after tax and before minority interests	**15**	26	**175**	320
Minority interests	**(7)**	(13)	**(83)**	(160)
Costs after tax and minority interests	**8**	13	**92**	160

Restructuring and integration costs incurred in connection with the acquisition of BoE by Nedcor Limited have been excluded from adjusted operating profit.

	£m Year to 31 December 2004	£m Year to 31 December 2003	Rm Year to 31 December 2004	Rm Year to 31 December 2003
(iii) Change in credit provisioning methodology				
Costs before tax and minority interests	–	87	–	1,074
Tax	–	(26)	–	(322)
Costs after tax and before minority interests	–	61	–	752
Minority interests	–	(30)	–	(376)
Costs after tax and minority interests	–	31	–	376

During 2003, the Group's banking subsidiary, Nedcor Limited, implemented a revised methodology for the calculation of credit provisions for loans and advances in accordance with changes to local reporting requirements (AC133: "Financial Instruments – Recognition and Measurement"). The revised methodology requiring the discounting of future cash flows on advances is acceptable under UK GAAP reporting and was therefore adopted in preparation of the Group's financial statements, resulting in a one-off increase in opening specific provisions due to the discounting effect.

This adjustment has been taken to the profit and loss account in the Group's financial statements, but excluded from adjusted operating profit.

5 SEGMENTAL ANALYSIS continued

5(e) General insurance result	£m Gross premiums written	£m Earned premiums net of reinsurance	£m Claims incurred net of reinsurance	£m Adjusted operating profit	Rm Gross premiums written	Rm Earned premiums net of reinsurance	Rm Claims incurred net of reinsurance	Rm Adjusted operating profit
Year to 31 December 2004								
Commercial	**235**	**219**	**(133)**	**29**	**2,777**	**2,583**	**(1,579)**	**329**
Corporate	**45**	**19**	**(10)**	**4**	**528**	**225**	**(118)**	**49**
Personal lines	**249**	**244**	**(173)**	**8**	**2,938**	**2,878**	**(2,039)**	**100**
Risk financing	**95**	**89**	**(53)**	**3**	**1,117**	**1,050**	**(607)**	**49**
	624	**571**	**(369)**	**44**	**7,360**	**6,736**	**(4,343)**	**527**
Long term investment return				**45**				**530**
				89				**1,057**
Year to 31 December 2003								
Commercial	201	185	(123)	17	2,482	2,284	(1,516)	216
Corporate	54	17	(13)	(1)	667	210	(156)	(15)
Personal lines	212	206	(150)	6	2,618	2,543	(1,853)	75
Risk financing	59	52	(36)	4	719	637	(442)	53
	526	460	(322)	26	6,486	5,674	(3,967)	329
Long term investment return				47				580
				73				909

5(f) Other shareholders' income/expenses	£m Year to 31 December 2004	£m Year to 31 December 2003	Rm Year to 31 December 2004	Rm Year to 31 December 2003
Distribution from unclaimed share trust	**16**	–	**190**	–
Provision for contributions to public benefit and charitable organisations	**(16)**	–	**(190)**	–
Interest receivable	**8**	6	**94**	74
Net corporate expenses	**(41)**	(41)	**(484)**	(506)
Net other expenses	**–**	(5)	**–**	(62)
Other shareholders' income/(expenses)	**(33)**	(40)	**(390)**	(494)

In accordance with proposals announced by the Company on 23 February 2004, and approved by its shareholders on 14 May 2004, during the year the Company received £16 million (R190 million) from the Old Mutual (South Africa) Unclaimed Shares Trust. This amount represents accumulated dividends and interest accrued thereon in respect of shares of the Company unclaimed at 18 August 2004, being the expiry date for claims notified to the trustees of that trust following the fifth anniversary of the demutualisation of the South African Mutual Life Assurance Society. It is the firm intention of the Board that all of this money will eventually be contributed to public benefit and charitable organisations and, therefore, full provision has been made for the cost of making such contributions.

Net corporate expenses include £6 million (R71 million) (2003: £5 million (R62 million)) in connection with the International Financial Reporting Standards conversion and Group-wide Economic Capital Projects.

Notes to the Financial Statements
for the year ended 31 December 2004 continued

5 SEGMENTAL ANALYSIS continued

5(g) Net assets	South Africa £m	United States £m	UK and Rest of World £m	Total £m	South Africa Rm	United States Rm	UK and Rest of World Rm	Total Rm
At 31 December 2004								
Life assurance	**1,089**	**1,225**	**93**	**2,407**	**11,814**	**13,289**	**1,009**	**26,112**
Asset management	**115**	**840**	**20**	**975**	**1,248**	**9,112**	**217**	**10,577**
Banking	**546**	**–**	**215**	**761**	**5,923**	**–**	**2,332**	**8,255**
General insurance	**257**	**–**	**–**	**257**	**2,788**	**–**	**–**	**2,788**
Other	**–**	**–**	**29**	**29**	**–**	**–**	**314**	**314**
	2,007	**2,065**	**357**	**4,429**	**21,773**	**22,401**	**3,872**	**48,046**
Debt				**(799)**				**(8,668)**
Preferred security				**(385)**				**(4,177)**
Net assets				**3,245**				**35,201**
At 31 December 2003								
Life assurance	1,063	1,012	69	2,144	12,689	12,080	823	25,592
Asset management	145	900	240	1,285	1,731	10,743	2,865	15,339
Banking	224	–	273	497	2,674	–	3,259	5,933
General insurance	115	–	–	115	1,373	–	–	1,373
Other	–	–	(127)	(127)	–	–	(1,516)	(1,516)
	1,547	1,912	455	3,914	18,467	22,823	5,431	46,721
Debt				(749)				(8,941)
Preferred securities				(411)				(4,906)
Net assets				2,754				32,874

Preference shares issued by the Group's banking subsidiary are included within banking net assets. US$750 million cumulative preferred securities have been separately identified and shown net of unamortised issue costs and undistributed profits due to minority interests.

5(h) Banking business average assets	£m Year to 31 December 2004	£m Year to 31 December 2003	Rm Year to 31 December 2004	Rm Year to 31 December 2003
Nedbank Corporate	**11,078**	10,790	**130,699**	133,245
Imperial Bank	**1,253**	864	**14,785**	10,674
Nedbank Capital	**16,258**	13,692	**191,820**	169,080
Nedbank Retail and Wealth	**8,799**	6,496	**103,812**	80,220
Peoples Bank	**–**	1,183	**–**	14,612
Shared services	**1,840**	1,145	**21,708**	14,145
Capital management and central funding	**6,879**	2,868	**81,161**	35,412
Inter-segment eliminations and other adjustments	**(22,326)**	(13,472)	**(263,419)**	(166,366)
	23,781	23,566	**280,566**	291,022
Average interest-earning assets	**21,302**	18,515	**251,339**	228,637
		%		%
Net interest margin (based on average assets)	**3.00**	2.95	**3.00**	2.95

During 2004, the operations of Peoples Bank were integrated within the operations of Nedbank.

5 SEGMENTAL ANALYSIS continued

	£m				Rm			
5(i) Funds under management	South Africa	United States	UK and Rest of World	Total	South Africa	United States	UK and Rest of World	Total
At 31 December 2004								
Investments including assets held to cover linked liabilities	21,938	9,857	2,795	34,590	237,987	106,931	30,321	375,239
SA asset management								
Fund management								
Old Mutual Asset Managers	8,011	–	–	8,011	86,905	–	–	86,905
Old Mutual Unit Trusts	288	–	–	288	3,124	–	–	3,124
	8,299	–	–	8,299	90,029	–	–	90,029
Nedcor Unit Trusts	1,428	–	–	1,428	15,491	–	–	15,491
Nedcor Portfolio Management	3,113	–	–	3,113	33,770	–	–	33,770
Other financial services	1,016	–	–	1,016	11,022	–	–	11,022
	13,856	–	–	13,856	150,312	–	–	150,312
US asset management	–	80,289	6,561	86,850	–	870,991	71,175	942,166
UK and Rest of World asset management								
Fund management	–	–	2,210	2,210	–	–	23,975	23,975
Selestia investment platform	–	–	531	531	–	–	5,760	5,760
Nedcor Unit Trusts	–	–	565	565	–	–	6,129	6,129
Nedcor Portfolio Management	–	–	1,252	1,252	–	–	13,582	13,582
Other financial services	–	–	270	270	–	–	2,929	2,929
	–	–	4,828	4,828	–	–	52,375	52,375
Total funds under management	35,794	90,146	14,184	140,124	388,299	977,922	153,871	1,520,092

Notes to the Financial Statements
for the year ended 31 December 2004 continued

5 SEGMENTAL ANALYSIS continued

5(i) Funds under management continued	£m South Africa	£m United States	£m UK and Rest of World	£m Total	Rm South Africa	Rm United States	Rm UK and Rest of World	Rm Total
At 31 December 2003								
Investments including assets held to cover linked liabilities (restated)	19,437	8,317	1,539	29,293	232,012	99,278	18,371	349,661
SA asset management								
Fund management								
Old Mutual Asset Managers	5,378	–	–	5,378	64,196	–	–	64,196
Old Mutual Unit Trusts	293	–	–	293	3,497	–	–	3,497
	5,671	–	–	5,671	67,693	–	–	67,693
Nedcor Unit Trusts	865	–	–	865	10,325	–	–	10,325
Nedcor Portfolio Management	2,771	–	–	2,771	33,770	–	–	33,770
Other financial services	697	–	–	697	8,320	–	–	8,320
	10,004	–	–	10,004	119,415	–	–	119,415
US asset management	–	72,532	5,895	78,427	–	865,793	70,367	936,160
UK and Rest of World asset management								
Fund management	–	–	2,027	2,027	–	–	24,196	24,196
Selestia investment platform	–	–	213	213	–	–	2,543	2,543
Nedcor Unit Trusts	–	–	707	707	–	–	8,439	8,439
Nedcor Portfolio Management	–	–	4,210	4,210	–	–	50,254	50,254
Other financial services	–	–	345	345	–	–	4,118	4,118
	–	–	7,502	7,502	–	–	89,550	89,550
Total funds under management	29,441	80,849	14,936	125,226	351,427	965,071	178,288	1,494,786

6 INVESTMENT INCOME

	£m **Year to 31 December 2004**	£m Year to 31 December 2003	Rm **Year to 31 December 2004**	Rm Year to 31 December 2003
Technical account – long term business				
Income from investment properties	**53**	50	**625**	617
Income from other financial investments	**1,406**	1,345	**16,589**	16,609
Gains on the realisation of investments	**1,088**	589	**12,837**	7,273
	2,547	1,984	**30,051**	24,499
Non-technical – insurance and asset management businesses				
Income from other financial investments	**40**	34	**472**	420
Gains on the realisation of investments	**6**	7	**71**	86
	46	41	**543**	506

7 INVESTMENT EXPENSES AND CHARGES

	£m		Rm	
	Year to 31 December 2004	Year to 31 December 2003	**Year to 31 December 2004**	Year to 31 December 2003
Technical account – long term business				
Interest payable	**4**	7	**47**	86
Investment management expenses	**27**	17	**319**	210
	31	24	**366**	296
Non-technical account – insurance and asset management businesses				
Interest payable	**22**	33	**260**	408
Other finance costs	**15**	15	**177**	185
	37	48	**437**	593

8 INSURANCE LONG TERM INVESTMENT RETURN ON SHAREHOLDERS' FUNDS

As permitted by the ABI SORP, balances on the long term business and general business technical accounts are stated after allocating an investment return earned by the insurance businesses, based on a long term investment return, to/from the non-technical account.

For the South African and Namibian long term business, the return is applied to an average value of investible shareholders' assets. For general insurance business, the return is an average value of investible assets supporting shareholders' funds and insurance liabilities. For the US long term business, the return earned by assets, mainly bonds, has been smoothed with reference to the actual yield earned by the portfolio. Short term fluctuations in investment return represent the difference between actual return and long term investment return.

The long term rates of investment return for equities and other investible assets are as follows:

	Year to 31 December 2004	Year to 31 December 2003
South Africa and Namibian long term and general insurance businesses – weighted average return	**12.5%**	13.0%
Equities	**14.0%**	14.0%
Cash and other investible assets – Rand denominated	**11.0%**	12.5%
Cash and other investible assets – other currencies	**8.0%**	9.0%
United States	**6.00%**	6.04%

The long term rates of return are based on achieved real rates of return adjusted for current inflation expectations and consensus economic investment forecasts, and are reviewed annually for appropriateness. The directors are of the opinion that these rates of return are appropriate and have been selected with a view to ensuring that returns credited to operating earnings are not inconsistent with the actual returns expected to be earned over the long term.

Notes to the Financial Statements
for the year ended 31 December 2004 continued

8 INSURANCE LONG TERM INVESTMENT RETURN ON SHAREHOLDERS' FUNDS continued

8(a) Analysis of short term fluctuations in investment return	£m Year to 31 December 2004	£m Year to 31 December 2003	Rm Year to 31 December 2004	Rm Year to 31 December 2003
Long term business				
Actual investment return attributable to shareholders	**360**	326	**4,238**	4,026
Long term investment return credited to operating result	**172**	183	**2,025**	2,260
	188	143	**2,213**	1,766
General insurance business				
Actual investment return attributable to shareholders	**83**	51	**979**	630
Long term investment return credited to operating result	**45**	47	**530**	580
	38	4	**449**	50
Other income				
Actual investment return attributable to shareholders	–	(3)	–	(37)
Long term investment return credited to operating result	–	1	–	12
	–	(4)	–	(49)
Excess of actual return over longer term return	**226**	143	**2,662**	1,767

8(b) Five year comparison of long term investment return with actual investment return	£m 2000-2004	£m 1999-2003	Rm 2000-2004	Rm 1999-2003
Long term business				
Actual investment return attributable to shareholders	**1,030**	1,400	**12,655**	15,614
Long term investment return credited to operating result	**862**	877	**10,634**	10,453
	168	523	**2,021**	5,161
General insurance business				
Actual investment return attributable to shareholders	**267**	414	**3,130**	4,419
Long term investment return credited to operating result	**212**	223	**2,635**	2,657
	55	191	**495**	1,762
Other income				
Actual investment return attributable to shareholders	**31**	113	**481**	1,289
Long term investment return credited to operating result	**30**	51	**340**	547
	1	62	**141**	742
Excess of actual return over longer term return	**224**	776	**2,657**	7,665

United States

The above table includes investment returns on the US life business since date of acquisition, 1 July 2001.

9 NET OPERATING EXPENSES

	£m		Rm	
	Year to 31 December 2004	Year to 31 December 2003	**Year to 31 December 2004**	Year to 31 December 2003
Long term business				
Acquisition costs	**181**	179	**2,136**	2,210
Administration expenses	**339**	319	**4,000**	3,939
	520	498	**6,136**	6,149
General insurance business				
Acquisition costs	**112**	78	**1,316**	958
Administration expenses	**46**	34	**550**	420
	158	112	**1,866**	1,378

10 PROFIT ON ORDINARY ACTIVITIES BEFORE TAX

	£m		Rm	
	Year to 31 December 2004	Year to 31 December 2003	**Year to 31 December 2004**	Year to 31 December 2003
Profit on ordinary activities before tax is stated				
After crediting				
Aggregate rentals receivable under				
Finance leases	**93**	15	**1,097**	185
Operating leases	**27**	14	**319**	173
Income from listed investments	**1,379**	1,105	**16,270**	13,645
Gains on the disposal of investment securities – banking	**1**	18	**12**	222
After charging				
Depreciation	**103**	113	**1,216**	1,392
Rental charges – operating leases and similar hire purchase	**65**	53	**767**	654
Auditors' remuneration	**12**	11	**145**	130

	£m		Rm	
10(a) Auditors' remuneration	**Year to 31 December 2004**	Year to 31 December 2003	**Year to 31 December 2004**	Year to 31 December 2003
Total fees payable to the Group's auditors				
Statutory audit services	**5.2**	4.5	**61**	56
Other audit and assurance services	**2.2**	3.5	**26**	43
	7.4	8.0	**87**	99
Tax services – advisory	**0.4**	0.4	**5**	5
– compliance	**0.1**	0.1	**1**	1
Other services	**4.4**	2.0	**52**	25
	12.3	10.5	**145**	130

Included in the above are audit fees payable by the Company of £0.4 million (R4.7 million) (2003: £0.4 million (R4.9 million)). In addition to the above, fees of £2.5 million (R30 million) (2003: £1.6 million (R20 million)) were payable to other auditors in respect of joint audit arrangements of certain banking subsidiaries. "Other services" consists primarily of advisory work in connection with the International Financial Reporting Standards conversion.

Notes to the Financial Statements
for the year ended 31 December 2004 continued

11 FINES AND PENALTIES

On 21 June 2004, one of the Group's US asset management affiliates, Liberty Ridge Capital Inc. (formerly known as Pilgrim Baxter & Associates, Ltd (PBA)), reached agreements with the US Securities and Exchange Commission (SEC) and the office of the New York State Attorney General (NYAG) which settle all charges brought by these authorities against PBA in relation to market timing in the US Mutual Fund business.

PBA agreed to pay US$40 million in disgorgement of past fees, as well as US$50 million in civil penalties. This has resulted in a charge of £49 million (R596 million) for the year, which has been taken to the profit and loss account in the Group's financial statements, but excluded from adjusted operating profit. Tax deductions have been recognised on the disgorgement of past fees, resulting in a tax credit of £8 million (R97 million).

In addition PBA will reduce fees to investors by approximately US$10 million over the next five years.

There are several related private lawsuits arising from the conduct alleged in the civil suits filed by the SEC and NYAG. These class action lawsuits were consolidated into a single lawsuit along with all other cases against US parties alleging market timing and late trading violations. Proceedings in this case are at a preliminary stage and it is not possible to say, at this time, whether or not the amount of the ultimate liability to be borne by the Group will be material. As a result, no amount has been recognised for additional fines or other penalties that may arise, as significant uncertainty remains over the quantum of any settlement.

12 DIRECTORS' EMOLUMENTS AND INTERESTS

The remuneration payable to the directors of the Company for their services to the Group, including the estimated money value of benefits in kind, share options, long term incentive plans and pension arrangements, for the year to 31 December 2004 is shown in the Remuneration Report on pages 44 to 52.

The interests of directors of the Company in shares of the Company and its quoted subsidiaries are shown in the Corporate Governance and Directors' Report on page 27.

At 31 December 2004, one director of the Company had a loan advance outstanding of £0.1 million (R1 million) (2003: 1 director, £0.1 million (R1 million)) with banking subsidiaries of the Group. This loan has been provided on normal commercial terms.

13 REMUNERATION EXPENSES

	£m		Rm	
	Year to 31 December 2004	Year to 31 December 2003	**Year to 31 December 2004**	Year to 31 December 2003
The aggregate remuneration payable in respect of employees during the year was:				
Wages and salaries	**893**	840	**10,536**	10,373
Social security costs	**19**	18	**224**	222
Pension costs	**45**	38	**531**	469
	957	896	**11,291**	11,064

13(a) Particulars of staff

	Year to 31 December 2004	Year to 31 December 2003
The average number of persons employed by the Group during the year was:		
Life assurance	**13,480**	14,093
Asset management	**3,173**	3,942
Banking	**21,293**	23,252
General insurance	**3,252**	3,292
Other	**138**	110
	41,336	44,689

14 EMPLOYEE BENEFITS

14(a) Employee pension plans

The Group operates a number of pension schemes around the world. These schemes have been designed and are administered in accordance with local conditions and practices in the countries concerned and include both defined contribution and defined benefit schemes. The assets of these schemes are held in separate trustee administered funds.

Pension costs and contributions relating to defined benefit schemes are assessed in accordance with the advice of qualified actuaries. Actuarial advice confirms that the current level of contributions payable to each pension scheme, together with existing assets, are adequate to secure members' benefits over the remaining service lives of participating employees. The schemes are reviewed at least on a triennial basis or in accordance with local practice and regulations. In the intervening years, the actuary reviews the continuing appropriateness of the assumptions applied. The actuarial assumptions used to calculate the projected benefit obligations of the Group's pension schemes vary according to the economic conditions of the countries in which they operate.

The last full actuarial valuations were performed for the various schemes between 30 June 2002 and 31 December 2004 and, in accordance with the transitional arrangements of FRS 17, have been updated by either internal or external actuaries at 31 December 2004. The major assumptions used in these valuations were:

	At 31 December 2004		At 31 December 2003		At 31 December 2002	
	South African schemes	**UK schemes**	South African schemes	UK schemes	South African schemes	UK schemes
Inflation assumption	**4.0%**	**2.75–3.0%**	5.0%	2.0–2.5%	6.5%	1.8–2.5%
Rate of increase in salaries	**5.5%**	**5.0–4.75%**	6.5%	4.0–4.5%	7.5–8.0%	3.5–4.5%
Rate of increase in pensions in payment	**4.0%**	**2.7–3.0%**	4.8%	2.0–3.0%	11.0%	1.8–3.1%
Discount rate	**8.5%**	**2.25–2.3%**	9.5%	5.3–5.5%	11.0–11.5%	5.5–6.5%

The assumptions used by the actuaries are the best estimates chosen from a range of possible actuarial assumptions which, due to the timescale covered, may not necessarily be borne out in practice.

The fair value of and expected return on the schemes' assets, which are not intended to be realised in the short term and may be subject to significant change before they are realised, and the present value of the schemes' liabilities, which are derived from cash flow projections over long periods and thus inherently uncertain, were:

	Expected long term rate of return		**£m**	**Rm**
	South African schemes	**UK schemes**	**Value of assets**	**Value of assets**
At 31 December 2004				
Equities	**11.5%**	**7.5–8.3%**	**129**	**1,399**
Bonds	**8.5%**	**4.5–5.3%**	**91**	**987**
Insurance policies and annuities	**6.5%**	**5.3%**	**150**	**1,627**
Cash	**9.5%**	**4.75–4.8%**	**12**	**130**
Total market value of assets			**382**	**4,143**
Present value of liabilities			**(364)**	**(3,949)**
Net pension surplus			**18**	**194**
Associated deferred tax asset			**(1)**	**(16)**
Net pension surplus after deferred tax			**17**	**178**

Notes to the Financial Statements
for the year ended 31 December 2004 continued

14 EMPLOYEE BENEFITS continued

	Expected long term rate of return		£m	Rm
14(a) Employee pension plans continued	South African schemes	UK schemes	Value of assets	Value of assets
At 31 December 2003				
Equities	12.5%	7.5%	103	1,229
Bonds	9.5%	4.8–5.5%	67	797
Insurance policies and annuities	9.5%	4.8–5.3%	155	1,850
Cash	7.5%	3.8–4.8%	4	48
Total market value of assets			329	3,924
Present value of liabilities			(324)	(3,867)
Net pension surplus			5	57
At 31 December 2002				
Equities	12.0–14.0%	7.5%	103	1,423
Bonds	9.0–12.0%	4.5–5.5%	50	691
Insurance policies and annuities	12%	4.5–7.5%	123	1,699
Cash	10%	3.5–4.5%	20	276
Total market value of assets			296	4,089
Present value of liabilities			(299)	(4,130)
Net pension deficit			(3)	(41)

14 EMPLOYEE BENEFITS continued

14(a) Employee pension plans continued	£m Year to 31 December 2004	£m Year to 31 December 2003	£m Year to 31 December 2002	Rm Year to 31 December 2004	Rm Year to 31 December 2003	Rm Year to 31 December 2002
Movement during the year						
Net surplus/(deficit) in schemes at beginning of year	**5**	(3)	24	**57**	(41)	423
Disposed operations	**–**	12	–	**–**	148	–
Acquired operations	**–**	–	4	**–**	–	55
Contributions	**8**	4	4	**94**	49	55
Current service cost	**(2)**	(4)	(3)	**(24)**	(49)	(41)
Finance income						
Expected return on pension scheme assets	**27**	31	23	**319**	383	318
Interest on pension scheme liabilities	**(25)**	(28)	(18)	**(295)**	(346)	(249)
Actuarial gain/loss*	**2**	(13)	(46)	**24**	(161)	(635)
Foreign exchange translation	**3**	6	9	**19**	74	33
Net surplus/(deficit) in schemes at end of year	**18**	5	(3)	**194**	57	(41)

*The actuarial gain for the year to 31 December 2004 represents 0.6% (2003: actuarial loss, 4.0%; 2002: actuarial loss, 15.4%) of the total present value of scheme liabilities. The actual return on pension scheme assets was £11 million (R130 million) more than the expected return (2003: £6 million (R75 million) less), representing 3.0% (2003: 1.8%) of the total scheme assets. Experience gains arising on scheme liabilities were £0.2 million (R2 million) (2003: £2 million (R25 million)). Changes in the assumptions underlying the present value of scheme liabilities resulted in an actuarial loss of £9 million (R106 million) (2003: £9 million (R111 million)).

At 31 December 2004, the provision for pension contributions included in other provisions and charges in the Group's balance sheet amounted to £55 million (R597 million) (2003: £53 million (R632 million)). The charges to the technical and non-technical accounts represent the regular pension cost, offset by the investment return on the surplus scheme assets, and variations from regular cost arising from the schemes' surplus being amortised on a straight-line basis over the average expected remaining service lives of current employees. An analysis of the charge is presented below.

	£m Year to 31 December 2004	£m Year to 31 December 2003	Rm Year to 31 December 2004	Rm Year to 31 December 2003
Regular cost	**51**	52	**602**	642
Variations from regular cost	**(6)**	(14)	**(71)**	(173)
Profit and loss charge	**45**	38	**531**	469

Notes to the Financial Statements
for the year ended 31 December 2004 continued

14 EMPLOYEE BENEFITS continued

14(b) Post retirement benefits
Certain Group subsidiary undertakings provide medical and mortgage bond benefits to qualifying employees beyond the date of retirement. The charge and related liability included in the Group's financial statements are presented below.

	£m		Rm	
	Year to 31 December 2004	Year to 31 December 2003	**Year to 31 December 2004**	Year to 31 December 2003
Profit and loss (credit)/charge	**(1)**	5	**(12)**	62
Provisions for other risks and charges	**20**	21	**217**	251

14(c) Employee share ownership plans (ESOPs)
The ESOPs currently in use are described in the Remuneration Report on pages 44 to 52.

As described in note 1, in accordance with UITF38, shares held by ESOP Trusts are no longer recognised as current assets in the balance sheet, but are shown as a deduction from shareholders' equity.

The number and market value of the Company's ordinary shares held by ESOP Trusts at 31 December 2004 were 93 million (2003: 102 million) and £123 million (R1,333 million) (2003: £94 million (R1,122 million)), respectively.

15 TAX ON PROFIT ON ORDINARY ACTIVITIES

	£m		Rm	
15(a) Technical account – long term business	**Year to 31 December 2004**	Year to 31 December 2003	**Year to 31 December 2004**	Year to 31 December 2003
Current tax				
South Africa	**211**	162	**2,490**	2,000
United States	**11**	4	**130**	49
Rest of World	**1**	3	**12**	37
	223	169	**2,632**	2,086
Deferred tax	**40**	58	**472**	716
	263	227	**3,104**	2,802

15 TAX ON PROFIT ON ORDINARY ACTIVITIES continued

15(b) Non-technical account – insurance, asset management and banking businesses	£m Year to 31 December 2004	£m Year to 31 December 2003	Rm Year to 31 December 2004	Rm Year to 31 December 2003
United Kingdom tax				
UK corporation tax	**51**	34	**602**	420
Double tax relief	**(47)**	(24)	**(555)**	(296)
	4	10	**47**	124
Overseas tax				
South Africa	**72**	33	**849**	408
United States	**–**	11	**–**	136
Rest of World	**5**	4	**59**	49
Secondary tax on companies (STC)	**10**	14	**118**	173
	87	62	**1,026**	766
Adjustment in respect of prior periods	**1**	(8)	**12**	(99)
Current tax for the year	**92**	64	**1,085**	791
Current tax attributable to shareholders' profits on long term business	**162**	127	**1,911**	1,568
Total current tax on ordinary activities	**254**	191	**2,996**	2,359
Deferred tax – non-technical account	**(8)**	(8)	**(94)**	(99)
Deferred tax attributable to shareholders' profits on long term business	**40**	58	**472**	716
Reported tax charge	**286**	241	**3,374**	2,976
The reported tax charge is analysed as follows:				
Adjusted operating profit	**240**	224	**2,834**	2,763
Restructuring and integration costs	**(6)**	(6)	**(71)**	(74)
Change in credit provisioning methodology	**–**	(26)	**–**	(332)
Short term fluctuations in investment return	**60**	49	**708**	609
Fines and penalties	**(8)**	–	**(97)**	–
	286	241	**3,374**	2,976

15(c) Reconciliation of tax charge	£m Year to 31 December 2004	£m Year to 31 December 2003	Rm Year to 31 December 2004	Rm Year to 31 December 2003
Tax at UK rate of 30.0% (2003: 30.0%) on profit on ordinary activities before tax	**262**	133	**3,088**	1,644
Untaxed and low taxed income (including tax exempt investment return)	**(83)**	(113)	**(979)**	(1,395)
Disallowable expenditure	**97**	179	**1,144**	2,210
STC	**10**	14	**118**	173
Timing differences	**(32)**	(50)	**(378)**	(617)
Other	**–**	28	**3**	344
Current tax charge	**254**	191	**2,996**	2,359

Notes to the Financial Statements

for the year ended 31 December 2004 continued

16 PROFIT/(LOSS) FOR THE FINANCIAL YEAR

The Company's profit for the financial year before dividends payable was £241 million (R2,843 million) (2003: loss of £100 million (R1,235 million)).

17 ACQUISITIONS AND DISPOSALS

17(a) Acquisitions

Mutual & Federal Insurance Company Limited

During the period the Group acquired an additional 37.0% of the equity share capital of its general insurance subsidiary, Mutual & Federal Insurance Company Limited, bringing its total holding to 87.6%. Cash consideration of £102 million (R1,343 million) was paid. At the year end the Group held 87.0% of the equity share capital.

The table below shows the fair value of the assets and liabilities acquired.

	£m			Rm
	Book value on acquisition	Fair value adjustments	Provisional fair value to Group	Provisional fair value to Group
Goodwill	10	(10)	–	–
Investments	304	–	304	4,214
Technical assets	73	–	73	1,006
Insurance debtors	28	–	28	394
Other assets	115	–	115	1,589
Minority interests	(3)	–	(3)	(38)
Technical provisions	(266)	–	(266)	(3,692)
Insurance creditors	(12)	–	(12)	(173)
Provisions	(11)	–	(11)	(155)
Other liabilities	(25)	–	(25)	(363)
Total net assets of Mutual & Federal Insurance Company Limited	213	(10)	203	2,782
Additional share of net assets acquired by the Group			75	1,029
Cash consideration paid			102	1,343
Goodwill arising on acquisition			27	314

In addition the Group's banking business made a number of smaller acquisitions giving rise to a goodwill amount of £17 million (R205 million).

Fair value adjustments
In accordance with Financial Reporting Standard 7 "Fair Values in Acquisition Accounting", the book value of goodwill has been deducted in determining the fair value of the net assets acquired as it is not a separately identifiable asset. There were no other fair value adjustments.

17 ACQUISITIONS AND DISPOSALS continued

17(b) Disposals (non-operating items)

The following gains and losses on the disposal of business operations have been disclosed as non-operating:

	£m		Rm	
	Year to 31 December 2004	Year to 31 December 2003	**Year to 31 December 2004**	Year to 31 December 2003
United States – asset management affiliates	**(5)**	(15)	**(59)**	(194)
South Africa – banking subsidiaries	**(5)**	–	**(64)**	–
South Africa – banking associates	**(13)**	–	**(153)**	–
United Kingdom – asset management subsidiaries	**(12)**	(17)	**(142)**	(210)
Loss on disposal before tax	**(35)**	(32)	**(418)**	(404)
Tax on non-operating items	**–**	–	**–**	–
Loss on disposal after tax	**(35)**	(32)	**(418)**	(404)
Minority interests – South Africa banking subsidiaries and associates	**9**	–	**106**	–
Loss on disposal after tax and minority interests	**(26)**	(32)	**(312)**	(404)

United States – asset management affiliates
During December, the Group discontinued the operations of Sirach Capital Management Inc. incurring a loss of £8 million (R94 million) including goodwill disposed of £6 million (R71 million). In addition, credits totalling £3 million (R35 million) were booked in respect of provisions for contingent payments on prior year disposals no longer required.

South Africa – banking subsidiaries
During the period the Group disposed of various non-core subsidiaries for cash consideration of £29 million (R343 million). The profit on disposal was £5 million (R64 million) after charging goodwill of £14 million (R164 million). No tax was payable and the minority interest attributable was £2 million (R31 million).

South Africa – banking associates
The non-operating charge for the period includes £13 million (R153 million) in respect of Group adjustments following disposals of certain banking associates. The minority interest attributable was £7 million (R75 million).

United Kingdom – asset management subsidiaries
During 2004 additional costs relating to onerous lease provisions were incurred in connection with the sale of Gerrard Management Services Ltd and other disposals made in prior years.

Notes to the Financial Statements
for the year ended 31 December 2004 continued

18 GOODWILL

	Note	£m At 31 December 2004	£m At 31 December 2003	Rm At 31 December 2004	Rm At 31 December 2003
At beginning of year		**1,264**	1,598	**15,088**	22,075
Additions arising on acquisitions in the period	17(a)	**44**	–	**519**	–
Adjustments in respect of prior year acquisitions*		**(1)**	81	**(12)**	1,000
Disposals		**(20)**	(159)	**(206)**	(1,898)
Amortisation and impairment for the year		**(105)**	(194)	**(1,238)**	(2,396)
Foreign exchange and other movements		**(30)**	(62)	**(1,654)**	(3,693)
At end of year		**1,152**	1,264	**12,497**	15,088
Represented by:					
Cost less impairments		**1,432**	1,508	**15,534**	18,001
Accumulated amortisation		**(280)**	(244)	**(3,037)**	(2,913)
		1,152	1,264	**12,497**	15,088
Analysed between:					
Life assurance		**60**	75	**651**	895
Asset management		**745**	863	**8,082**	10,031
General insurance		**41**	12	**445**	143
Banking		**306**	314	**3,319**	3,749
		1,152	1,264	**12,497**	15,088

*Adjustments in respect of prior year acquisitions reflect the latest estimate of the deferred consideration payable for the purchase of certain US affiliates under various agreements which expire in 2007. As such the ultimate cost of purchase will remain uncertain, dependent on future events, and hence subject to further future adjustment.

Amortisation and impairment for the year

The total goodwill amortisation and impairment charge for the year of £110 million (R1,290 million) (2003: £206 million (R2,544 million)) comprises £55 million (R648 million) (2003: £146 million (R1,803 million)) attributable to banking businesses and £55 million (R642 million) (2003: £60 million (R741 million)) attributable to insurance and other businesses. Of this total charge, £105 million (R1,238 million) (2003: £194 million (R2,396 million)) is disclosed above and £5 million (R52 million) (2003: £12 million (R148 million)) is disclosed within investments in associated undertakings (note 26(h)). The charge for the period includes an impairment charge of £27 million (R319 million) in respect of Group adjustments associated with our banking subsidiaries.

19 LAND AND BUILDINGS

	£m		Rm	
	At 31 December 2004	At 31 December 2003	**At 31 December 2004**	At 31 December 2003
Insurance and other assets				
Market value				
At beginning of year	**677**	600	**8,081**	8,288
Net disposals	**(24)**	(33)	**(283)**	(408)
Market value movements	**40**	51	**472**	630
Foreign exchange and other movements	**80**	59	**116**	(429)
At end of year	**773**	677	**8,386**	8,081

All land and buildings recognised under "insurance and other assets" are freehold. No land and buildings are occupied for own use.

	£m		Rm	
	At 31 December 2004	At 31 December 2003	**At 31 December 2004**	At 31 December 2003
Banking				
Cost				
At beginning of year	**164**	138	**1,958**	1,903
Net additions/(disposals)	**20**	(4)	**236**	(49)
Foreign exchange and other movements	**12**	30	**(68)**	104
At end of year	**196**	164	**2,126**	1,958
Accumulated depreciation				
At beginning of year	**(23)**	(7)	**(275)**	(97)
Charge for year	**(5)**	(9)	**(59)**	(111)
Foreign exchange and other movements	**(8)**	(7)	**(57)**	(67)
At end of year	**(36)**	(23)	**(391)**	(275)
Net book value				
At end of year	**160**	141	**1,735**	1,683
Analysed between:				
Freehold	**156**	134	**1,692**	1,600
Long and short leasehold	**4**	7	**46**	83
	160	141	**1,738**	1,683

All land and buildings were occupied for own use.

	£m		Rm	
	At 31 December 2004	At 31 December 2003	**At 31 December 2004**	At 31 December 2003
Market value				
Freehold	**202**	150	**2,191**	1,791
Long and short leasehold	**4**	7	**43**	84
Market value of land and buildings occupied for own use	**206**	157	**2,234**	1,875

Notes to the Financial Statements
for the year ended 31 December 2004 continued

20 INSURANCE AND OTHER ASSETS – OTHER FINANCIAL INVESTMENTS

	£m		Rm	
	At 31 December 2004	At 31 December 2003	**At 31 December 2004**	At 31 December 2003
Market value				
Shares and other variable yield securities and units in unit trusts	**8,890**	8,083	**96,440**	96,484
Debt securities and other fixed income securities	**14,561**	12,406	**157,961**	148,087
Other loans	**591**	782	**6,411**	9,334
Deposits with credit institutions	**1,138**	886	**12,345**	10,576
Other investments	**660**	599	**7,160**	7,150
	25,840	22,756	**280,317**	271,631

In 2004, zero-interest policy loans have been reclassified so as to treat loans granted as disinvestments of life assurance policies. The effect of this change has been a reduction in "other loans" above and policyholder liabilities, included within technical provisions, of £373 million (R4,405 million). Comparative information has not been restated but the effect of this change on 2003 would have been a reduction in other assets and technical provisions of £314 million (R3,746 million). There is no impact on operating profit as a result of this reclassification.

	£m		Rm	
	At 31 December 2004	At 31 December 2003	**At 31 December 2004**	At 31 December 2003
Market value of other financial investments listed on recognised stock exchanges included above	**23,868**	18,732	**258,925**	223,598
Cost				
Shares and other variable yield securities and units in unit trusts	**7,141**	5,534	**77,467**	66,058
Debt securities and other fixed income securities	**15,206**	11,420	**164,958**	136,317
Other loans	**243**	770	**2,636**	9,191
Deposits with credit institutions	**1,161**	855	**12,595**	10,206
Other investments	**464**	470	**5,034**	5,610
	24,215	19,049	**262,690**	227,382
Assets held to cover linked liabilities				
Market value	**7,977**	5,860	**86,536**	69,949
Cost	**6,389**	5,584	**69,309**	66,655

21 DEBTORS ARISING FROM DIRECT INSURANCE OPERATIONS

	£m		Rm	
	At 31 December 2004	At 31 December 2003	**At 31 December 2004**	At 31 December 2003
Amounts owed by policyholders	**59**	99	**640**	1,182
Amounts owed by intermediaries	**13**	10	**141**	119
Outstanding securities realised	**19**	18	**206**	215
Other	**82**	98	**890**	1,170
	173	225	**1,877**	2,686

22 TANGIBLE FIXED ASSETS

	£m		Rm	
	At 31 December 2004	At 31 December 2003	**At 31 December 2004**	At 31 December 2003
Insurance and other assets				
Computer and other equipment, fixtures and vehicles				
Cost				
At beginning of year	**214**	201	**2,554**	2,777
Disposed operations	**(1)**	(27)	**(12)**	(333)
Additions	**42**	44	**496**	543
Disposals	**(28)**	(59)	**(330)**	(729)
Foreign exchange and other movements	**(3)**	55	**(278)**	296
At end of year	**224**	214	**2,430**	2,554
Accumulated depreciation				
At beginning of year	**(133)**	(104)	**(1,588)**	(1,437)
Disposed operations	**1**	22	**12**	272
Charge for year	**(31)**	(32)	**(366)**	(395)
Disposals	**16**	37	**189**	457
Foreign exchange and other movements	**(3)**	(56)	**126**	(485)
At end of year	**(150)**	(133)	**(1,627)**	(1,588)
Net book value				
At end of year	**74**	81	**803**	966
Banking				
Computer and other equipment, fixtures and vehicles				
Cost				
At beginning of year	**501**	354	**5,980**	4,890
Additions	**122**	78	**1,439**	963
Disposals	**(79)**	(31)	**(932)**	(383)
Foreign exchange and other movements	**45**	100	**(97)**	510
At end of year	**589**	501	**6,390**	5,980
Accumulated depreciation				
At beginning of year	**(280)**	(196)	**(3,342)**	(2,708)
Charge for year	**(67)**	(72)	**(791)**	(889)
Disposals	**25**	21	**295**	259
Foreign exchange and other movements	**(44)**	(33)	**(129)**	(4)
At end of year	**(366)**	(280)	**(3,967)**	(3,342)
Net book value				
At end of year	**223**	221	**2,423**	2,638

Notes to the Financial Statements
for the year ended 31 December 2004 continued

23 PRESENT VALUE OF ACQUIRED IN-FORCE BUSINESS

	£m		Rm	
	At 31 December 2004	At 31 December 2003	**At 31 December 2004**	At 31 December 2003
Cost				
At beginning of year	**279**	307	**3,330**	4,241
Foreign exchange movements	**(19)**	(28)	**(509)**	(911)
At end of year	**260**	279	**2,821**	3,330
Amortisation for the year				
At beginning of year	**(85)**	(52)	**(1,015)**	(718)
Amortisation for the year	**(17)**	(41)	**(201)**	(506)
Foreign exchange movements	**6**	8	**175**	209
At end of year	**(96)**	(85)	**(1,041)**	(1,015)
Net book value				
At end of year	**164**	194	**1,780**	2,315

24 OTHER ASSETS

	Notes	£m		Rm	
		At 31 December 2004	At 31 December 2003	**At 31 December 2004**	At 31 December 2003
Insurance and other assets					
Deferred tax asset	24(a)	**309**	253	**3,352**	3,020
Other		**116**	79	**1,258**	943
		425	332	**4,610**	3,963
Banking					
Customer indebtedness for acceptances		**139**	70	**1,508**	836
Deferred tax asset	24(c)	**109**	256	**1,182**	3,056
Derivative contracts – positive value	46(e)	**1,742**	1,720	**18,893**	20,531
Other		**466**	350	**5,055**	4,179
		2,456	2,396	**26,638**	28,602

Other assets include £1,742 million (R18,893 million) (2003: £1,720 million (R20,531 million)) that reflects the positive value of on-balance sheet trading derivative instruments. The negative value of these contracts is included within other liabilities.

24 OTHER ASSETS continued

24(a) Deferred tax asset – insurance and other assets	£m At 31 December 2004	£m At 31 December 2003	Rm At 31 December 2004	Rm At 31 December 2003
At beginning of year	**253**	323	**3,020**	4,462
Net credit for the year	**69**	4	**814**	49
Foreign exchange and other movements	**(13)**	(74)	**(482)**	(1,491)
At end of year	**309**	253	**3,352**	3,020
The deferred tax asset arises as a result of:				
Insurance funds	**156**	69	**1,692**	824
Unrelieved tax losses	**31**	23	**336**	275
Accelerated capital allowances	**27**	47	**293**	561
Short term timing differences	**95**	114	**1,031**	1,360
	309	253	**3,352**	3,020

The recovery of £309 million (R3,352 million) (2003: £253 million (R3,020 million)) of the total deferred tax asset above is dependent upon future taxable profits.

24(b) Deferred tax asset, unrecognised – insurance and other assets	£m At 31 December 2004	£m At 31 December 2003	Rm At 31 December 2004	Rm At 31 December 2003
Unrelieved tax losses	**66**	71	**716**	848
Accelerated capital allowances	**33**	44	**358**	525
Insurance funds	**7**	3	**76**	36
Short term timing differences	**33**	15	**358**	179
	139	133	**1,508**	1,588

The unrecognised deferred tax assets will be recognised when appropriate taxable profits are reasonably expected to arise in the relevant jurisdictions.

24(c) Deferred tax asset – banking	£m At 31 December 2004	£m At 31 December 2003	Rm At 31 December 2004	Rm At 31 December 2003
At beginning of year	**256**	50	**3,056**	691
Net (charge)/credit for the year	**(29)**	7	**(342)**	86
Foreign exchange and other movements	**(118)**	199	**(1,532)**	2,279
At end of year	**109**	256	**1,182**	3,056
The deferred tax asset arises as a result of:				
Unrelieved tax losses	**235**	189	**2,549**	2,251
Short term timing differences	**(146)**	7	**(1,584)**	80
Other timing differences	**190**	60	**217**	725
	109	256	**1,182**	3,056

Other movements includes an adjustment of £169 million (R1,989 million) based on reclassification of deferred tax on structured finance transactions. There is a matching adjustment to the deferred tax liability accordingly.

There were unrecognised banking deferred tax assets at 31 December 2004 of £18 million (R198 million) relating to unrelieved tax losses (2003: nil).

Notes to the Financial Statements
for the year ended 31 December 2004 continued

25 DEFERRED ACQUISITION COSTS

	£m		Rm	
	At 31 December 2004	At 31 December 2003	**At 31 December 2004**	At 31 December 2003
At beginning of year	**427**	284	**5,097**	3,924
Arising on policies written during the year	**323**	214	**3,811**	2,643
Amortisation	**(44)**	(30)	**(519)**	(370)
Foreign exchange and other movements	**(41)**	(41)	**(1,175)**	(1,100)
At end of year	**665**	427	**7,214**	5,097
Analysed between:				
Life assurance	**656**	420	**7,116**	5,013
General insurance	**9**	7	**98**	84
	665	427	**7,214**	5,097

26 BANKING ASSETS

	£m		Rm	
26(a) Treasury bills and other eligible bills	**At 31 December 2004**	At 31 December 2003	**At 31 December 2004**	At 31 December 2003
Investment securities				
Treasury bills and similar securities	**1,223**	792	**13,270**	9,454
Other eligible bills	**177**	31	**1,916**	370
	1,400	823	**15,186**	9,824
Other securities	**85**	65	**924**	776
	1,485	888	**16,110**	10,600
The movement in the book value of Treasury bills and other eligible bills held for investment purposes was as follows:				
At beginning of year	**823**	923	**9,824**	12,750
Additions	**1,498**	1,173	**17,680**	14,484
Disposals	**(1,023)**	(1,367)	**(12,071)**	(16,880)
Foreign exchange and other movements	**102**	94	**(247)**	(530)
At end of year	**1,400**	823	**15,186**	9,824

Investment securities are those intended for use on a continuing basis and not for dealing purposes. The market value of Treasury bills and other eligible bills at 31 December 2004 was £1,485 million (R16,110 million) (2003: £857 million (R10,228 million)).

	£m		Rm	
26(b) Loans and advances to banks	**At 31 December 2004**	At 31 December 2003	**At 31 December 2004**	At 31 December 2003
Remittances in transit	**37**	18	**406**	215
Other loans and advances to banks	**2,485**	2,074	**26,952**	24,757
	2,522	2,092	**27,358**	24,972
Maturity profile				
Repayable on demand	**1,016**	1,711	**11,023**	20,424
Repayable within one year but not on demand	**1,056**	381	**16,335**	4,548
	2,522	2,092	**27,358**	24,972

26 BANKING ASSETS *continued*

26(c) Loans and advances to customers	Notes	£m At 31 December 2004	£m At 31 December 2003	Rm At 31 December 2004	Rm At 31 December 2003
Advances secured on residential properties		**5,699**	4,738	**61,827**	56,556
Leases and instalment debtors		**2,682**	2,967	**29,100**	35,416
Factoring accounts		**53**	54	**579**	645
Preference shares and debentures		**532**	511	**5,768**	6,100
Other loans and overdrafts		**8,165**	6,324	**88,573**	75,488
Loans granted under resale agreements		**1**	9	**16**	107
Other		**648**	1,132	**7,031**	13,512
Total loans and advances before provisions	26(e)	**17,780**	15,735	**192,894**	187,824
Provision for bad and doubtful debts	26(d)	**(606)**	(599)	**(6,578)**	(7,150)
Loans and advances to customers after provisions		**17,174**	15,136	**186,316**	180,674
Maturity profile					
Repayable on demand or at short notice		**1,436**	3,697	**15,573**	44,130
Three months or less but not repayable on demand or at short notice		**1,739**	1,123	**18,868**	13,409
One year or less but over three months		**1,486**	906	**16,124**	10,811
Five years or less but over one year		**5,725**	4,761	**62,106**	56,826
Over five years		**7,394**	5,248	**80,223**	62,648
Provision for bad and doubtful debts		**(606)**	(599)	**(6,578)**	(7,150)
Loans and advances to customers after provisions		**17,174**	15,136	**186,316**	180,674

26(d) Loans and advances to customers – provision for bad and doubtful debts	£m At 31 December 2004	£m At 31 December 2003	Rm At 31 December 2004	Rm At 31 December 2003
Non-performing loans				
Value of non-performing loans before specific provisions	**635**	695	**7,488**	8,299
Specific provisions	**(515)**	(542)	**(5,590)**	(6,470)
Value of non-performing loans after specific provisions	**120**	153	**1,898**	1,829
Specific provisions				
At beginning of year	**542**	350	**6,470**	4,835
Charge to profit and loss account	**121**	321	**1,430**	3,956
Recoveries of advances written-off in previous years	**(19)**	(8)	**(227)**	(98)
Amounts written-off in year	**(210)**	(185)	**(2,474)**	(2,289)
Foreign exchange and other movements	**81**	64	**391**	66
At end of year	**515**	542	**5,590**	6,470
General provisions				
At beginning of year	**57**	124	**680**	1,713
Charge to profit and loss account	**18**	8	**212**	102
Amounts written back in year	**–**	(96)	**–**	(1,181)
Foreign exchange and other movements	**16**	21	**96**	46
At end of year	**91**	57	**988**	680
Total provision for bad and doubtful debts	**606**	599	**6,578**	7,150

Notes to the Financial Statements
for the year ended 31 December 2004 continued

26 BANKING ASSETS continued

26(e) Loans and advances to customers – concentrations of exposure	£m At 31 December 2004	£m At 31 December 2003	Rm At 31 December 2004	Rm At 31 December 2003
Loans and advances before provisions				
Individuals	**8,738**	7,236	**94,790**	86,374
Manufacturing	**637**	591	**6,906**	7,055
Asset management, insurance and real estate	**4,063**	3,930	**44,076**	46,911
Other industries	**4,342**	3,978	**47,122**	47,484
Loans and advances to customers before provisions	**17,780**	15,735	**192,894**	187,824
Specific provisions				
Individuals	**260**	153	**2,818**	1,826
Manufacturing	**10**	10	**105**	119
Asset management, insurance and real estate	**59**	47	**636**	561
Other industries	**186**	332	**2,031**	3,964
Specific provisions against loans and other advances to customers	**515**	542	**5,590**	6,470

26(f) Debt securities	£m At 31 December 2004	£m At 31 December 2003	Rm At 31 December 2004	Rm At 31 December 2003
Book value				
Investment securities				
Government securities	**1,425**	1,254	**15,448**	14,969
Other public sector securities	**50**	70	**546**	836
Private sector securities	**157**	70	**1,704**	836
	1,632	1,394	**17,698**	16,641
Other securities				
Government securities	**211**	3	**2,291**	36
Other public sector securities	**31**	–	**338**	–
Private sector securities	**60**	23	**649**	275
	302	26	**3,278**	311
	1,934	1,420	**20,976**	16,952

The market value of debt securities at 31 December 2004 was £1,941 million (R21,049 million) (2003: £1,437 million (R17,149 million)).

	£m 2004	£m 2003	Rm 2004	Rm 2003
Maturity profile – book value				
Due within one year	**140**	198	**1,519**	2,363
Due one year and over	**1,794**	1,222	**19,457**	14,589
	1,934	1,420	**20,976**	16,952
Investment securities analysed by listing status				
Listed	**1,539**	1,368	**16,693**	16,329
Unlisted	**93**	26	**1,005**	312
	1,632	1,394	**17,698**	16,641
The movement in the book value of debt securities held for investment purposes was as follows:				
At beginning of year	**1,394**	913	**16,641**	12,612
Additions	**1,211**	732	**14,289**	9,039
Disposals	**(1,209)**	(331)	**(14,267)**	(4,087)
Foreign exchange and other movements	**236**	80	**1,035**	(923)
At end of year	**1,632**	1,394	**17,698**	16,641

26 BANKING ASSETS continued

26(g) Equity securities and other variable yield securities	£m At 31 December 2004	£m At 31 December 2003	Rm At 31 December 2004	Rm At 31 December 2003
Book value				
Investment securities				
Listed on recognised investment exchanges	**61**	52	**665**	621
Unlisted	**198**	265	**2,146**	3,163
	259	317	**2,811**	3,784
Market value				
Investment securities				
Listed on recognised investment exchanges	**71**	43	**774**	514
Unlisted	**248**	263	**2,686**	3,132
	319	306	**3,460**	3,646
The movement in the book value of equity securities held for investment purposes was as follows:				
At beginning of year	**317**	965	**3,784**	13,331
Additions	**66**	23	**784**	285
Disposals	**(161)**	(61)	**(1,898)**	(754)
Reclassification	**–**	(639)	**–**	(7,891)
Foreign exchange and other movements	**37**	29	**141**	(1,187)
At end of year	**259**	317	**2,811**	3,784

26(h) Investment in associated undertakings	Note	£m At 31 December 2004	£m At 31 December 2003	Rm At 31 December 2004	Rm At 31 December 2003
At beginning of year		**144**	124	**1,719**	1,713
Share of associated undertakings' retained profit		**5**	14	**56**	173
Net (disposal)/acquisition of interests		**(43)**	19	**(506)**	235
Goodwill amortisation	18	**(5)**	(12)	**(52)**	(148)
Foreign exchange and other movements		**(10)**	(1)	**(230)**	(254)
At end of year		**91**	144	**987**	1,719
Represented by:					
Net asset valuation		**71**	117	**770**	1,396
Unamortised goodwill on acquisition		**20**	27	**217**	323
		91	144	**987**	1,719

Notes to the Financial Statements
for the year ended 31 December 2004 continued

27 EQUITY SHAREHOLDERS' FUNDS

	At 31 December 2004 £m	At 31 December 2003 £m
Authorised		
6,000,000,000 ordinary shares of 10p each	**600**	600

The movement in consolidated equity shareholders' funds for the year is shown below:

Allotted, called up and fully paid shares of 10p each	Note	Number of shares (Millions)	Share capital (£m)	Share premium (£m)	Merger reserve (£m)	Profit and loss (£m)	Reserve in respect of own shares held in policyholders' funds* (£m)	Total (£m)
Year to 31 December 2004								
Opening equity shareholders' funds		**3,837**	**384**	**587**	**184**	**2,109**	**(401)**	**2,863**
Prior year adjustment	1	–	–	–	–	**(109)**	–	**(109)**
		3,837	**384**	**587**	**184**	**2,000**	**(401)**	**2,754**
Shares issued under share incentive schemes		**17**	**2**	**13**	–	–	–	**15**
Net sale of shares from ESOP Trusts and policyholders' funds		–	–	–	–	**1**	**32**	**33**
Retained profit for the financial year		–	–	–	–	**302**	–	**302**
Foreign exchange and other movements		–	–	–	–	**141**	–	**141**
Closing equity shareholders' funds		**3,854**	**386**	**600**	**184**	**2,444**	**(369)**	**3,245**
Year to 31 December 2003 (restated)								
Opening equity shareholders' funds		3,783	378	552	184	1,711	(401)	2,424
Issue of new capital		50	5	32	–	–	–	37
Shares issued under share incentive schemes		4	1	3	–	–	–	4
Net sale of shares from ESOP Trusts		–	–	–	–	6	–	6
Retained profit for the financial year		–	–	–	–	107	–	107
Foreign exchange and other movements		–	–	–	–	176	–	176
Closing equity shareholders' funds		3,837	384	587	184	2,000	(401)	2,754

* Represents original cost of shares in the Company held by policyholders' funds.

27 EQUITY SHAREHOLDERS' FUNDS continued

	Note	Millions	Rm					
	Note	Number of shares	Share capital	Share premium	Merger reserve	Profit and loss	Reserve in respect of own shares held in policyholders' funds*	Total
Year to 31 December 2004								
Opening equity shareholders' funds		**3,837**	**4,584**	**7,007**	**2,196**	**24,296**	**(3,908)**	**34,175**
Prior year adjustment	1	**–**	**–**	**–**	**–**	**(1,301)**	**–**	**(1,301)**
		3,837	**4,584**	**7,007**	**2,196**	**22,995**	**(3,908)**	**32,874**
Shares issued under share incentive schemes		**17**	**24**	**153**	**–**	**–**	**–**	**177**
Net sale of shares from ESOP Trusts and policyholders' funds		**–**	**–**	**–**	**–**	**12**	**315**	**327**
Retained profit for the financial year		**–**	**–**	**–**	**–**	**3,703**	**–**	**3,703**
Foreign exchange and other movements		**–**	**(421)**	**(651)**	**(200)**	**(607)**	**–**	**(1,879)**
Closing equity shareholders' funds		**3,854**	**4,187**	**6,509**	**1,996**	**26,103**	**(3,593)**	**35,202**
Year to 31 December 2003 (restated)								
Opening equity shareholders' funds		3,783	5,222	7,625	2,542	22,010	(3,908)	33,491
Issue of new capital		50	62	395	–	–	–	457
Shares issued under share incentive schemes		4	12	37	–	–	–	49
Net sale of shares from ESOP Trusts		–	–	–	–	76	–	76
Retained profit for the financial year		–	–	–	–	1,375	–	1,375
Foreign exchange and other movements		–	(712)	(1,050)	(346)	(466)	–	(2,574)
Closing equity shareholders' funds		3,837	4,584	7,007	2,196	22,995	(3,908)	32,874

* Represents original cost of shares in the Company held by policyholders' funds.

Restatement of equity shareholders' funds

As described in note 1, in accordance with UITF Abstract 38 "Accounting for ESOP Trusts", shares in the Company held in ESOP Trusts previously included as an asset are now accounted for as a deduction from the profit and loss reserve in arriving at equity shareholders' funds.

Notes to the Financial Statements
for the year ended 31 December 2004 continued

28 COMPANY RESERVES – PROFIT AND LOSS ACCOUNT

	£m		Rm	
	At 31 December 2004	At 31 December 2003 (Restated)*	**At 31 December 2004**	At 31 December 2003 (Restated)*
At beginning of year	**239**	414	**2,853**	5,727
Retained profit/(loss) for the year	**157**	(175)	**1,852**	(2,161)
Foreign exchange movements taken directly to reserves	**–**	–	**(409)**	(713)
At end of year	**396**	239	**4,296**	2,853

* Comparative figures have been restated to reflect the adoption of Urgent Issues Taskforce Abstract 38 "Accounting for ESOP Trusts" as described in note 1.

Distributable reserves of the Company at 31 December 2004 were £396 million (R4,296 million) (2003: £239 million (R2,853 million)).

29 MINORITY INTERESTS

	£m		Rm	
29(a) Equity interests	**At 31 December 2004**	At 31 December 2003	**At 31 December 2004**	At 31 December 2003
At beginning of year	**652**	783	**7,783**	10,816
Minority interests' share of profit/(loss)	**44**	(117)	**519**	(1,445)
Minority interests' share of dividends paid	**(25)**	(61)	**(295)**	(753)
Net acquisition/(disposal) of interests	**121**	(41)	**1,428**	(506)
Foreign exchange and other movements	**77**	88	**(8)**	(329)
At end of year	**869**	652	**9,427**	7,783

		£m		Rm	
Reconciliation of minority interests share of profit/(loss)	Note	**Year to 31 December 2004**	Year to 31 December 2003	**Year to 31 December 2004**	Year to 31 December 2003
The minority interest charge/(credit) is analysed as follows:					
Adjusted operating profit		**83**	7	**980**	96
Goodwill amortisation and impairment		**(27)**	(78)	**(319)**	(963)
Loss on disposal of investment in Dimension Data Holdings plc		**–**	(2)	**–**	(30)
Restructuring and integration costs	5(d)(ii)	**(7)**	(13)	**(83)**	(160)
Change in credit provisioning methodology		**–**	(30)	**–**	(376)
Short term fluctuations in investment returns		**4**	(1)	**47**	(12)
Non-operating items	17(b)	**(9)**	–	**(106)**	–
Reported charge/(credit)		**44**	(117)	**519**	(1,445)

29 MINORITY INTERESTS continued

29(b) Non-equity interests	£m At 31 December 2004	£m At 31 December 2003	Rm At 31 December 2004	Rm At 31 December 2004
R2,000 million non-cumulative preference shares (banking subsidiary)[1]	**184**	168	**2,000**	2,000
R792 million non-cumulative preference shares (banking subsidiary)[2]	**73**	69	**792**	825
US$750 million cumulative preferred securities[3]	**391**	421	**4,247**	5,020
Other (general insurance subsidiary)[4]	**7**	3	**76**	36
	655	661	**7,115**	7,881
Unamortised issue costs	**(9)**	(12)	**(98)**	(143)
Undistributed profits due to minority interests	**12**	9	**121**	116
	658	658	**7,138**	7,854

Notes:

1 200 million R10 preference shares issued by Nedbank Limited (Nedbank), the Group's banking subsidiary. These shares are non-redeemable and non-cumulative and pay a cash dividend equivalent to 75% of the prime overdraft interest rate of Nedbank. Preference shareholders are only entitled to vote during periods when a dividend or any part of it remains unpaid after the due date for payment and when resolutions are proposed that directly affect any rights attaching to the shares or the rights of the holders. Preference shareholders will be entitled to receive their dividends in priority to any payment of dividends made in respect of any other class of Nedbank's shares.

2 77.3 million R10 preference shares issued at R10.68 per share by Nedbank on the same terms as the securities described in 1 above. Included in original proceeds were R33 million cumulative dividend paid during 2004.

3 US$750 million Guaranteed Cumulative Perpetual Preference Securities issued on 19 May 2003 by Old Mutual Capital Funding L.P., a subsidiary of the Group. Subject to certain limitations, holders of these securities are entitled to receive preferential cash distributions at a fixed rate of 8.0% per annum payable quarterly in arrear. The Group may defer payment of distributions at its sole discretion, but such an act may restrict Old Mutual plc from paying dividends on its ordinary shares for a period of 12 months. Arrears of distributions are payable cumulatively only on redemption of the securities or at the Group's option. The securities are perpetual, but may be redeemed at the discretion of the Group from 22 December 2008. The costs of issue are being amortised over the period to 22 December 2008.

4 The Group has a general insurance subsidiary which offers clients a share of underwriting surpluses, in preference to ordinary shares, which accrue in respect of certain policies.

Notes to the Financial Statements
for the year ended 31 December 2004 continued

30 SUBORDINATED LIABILITIES

	£m		Rm	
	At 31 December 2004	At 31 December 2003	**At 31 December 2004**	At 31 December 2003
Insurance and other liabilities				
Insurance and other subordinated debt instruments of the Group are as follows:				
US$27.1 million repaid during 2004	–	15	–	179
Banking				
Subordinated debt instruments are repayable:				
Within one year	**46**	–	**502**	–
Between two and five years	**50**	67	**536**	806
After five years	**582**	581	**6,320**	6,939
	678	648	**7,358**	7,745
Comprising:				
US$40 million repaid during 2004	–	22	–	265
US$18 million repaid during 2004	–	10	–	119
R500 million repaid during 2004	–	42	–	500
R502 million repayable 20 September 2005 (8.564 per cent.)	**46**	–	**502**	–
R515 million repayable 4 December 2008 (13.5 per cent.)	**50**	45	**536**	541
R2.0 billion repayable 20 September 2011 (11.3 per cent.)[1]	**190**	173	**2,064**	2,064
R4.0 billion repayable 9 July 2012 (13.2 per cent.)[1]	**392**	356	**4,254**	4,254
R200 million repayable 30 November 2029 (interest free)	–	–	**2**	2
	678	648	**7,358**	7,745

Note:

1 These notes are subordinated to all unsecured unsubordinated claims against the issuer, Nedbank Limited, but rank equally with all other unsecured subordinated obligations. Subject to prior approval by the South African Registrar of Banks, Nedbank Limited has the option to elect for early redemption of these notes.

31 TECHNICAL PROVISIONS

	£m			Rm		
	Gross	Reinsurance	Net	Gross	Reinsurance	Net
At 31 December 2004						
Provision for unearned premiums	**77**	**(14)**	**63**	**835**	**(152)**	**683**
Long term business technical provision	**23,138**	**(269)**	**22,869**	**251,006**	**(2,918)**	**248,088**
Claims outstanding – long term business	**393**	**(10)**	**383**	**4,263**	**(108)**	**4,155**
Claims outstanding – general business	**287**	**(60)**	**227**	**3,113**	**(651)**	**2,462**
	23,895	**(353)**	**23,542**	**259,217**	**(3,829)**	**255,388**
At 31 December 2003						
Provision for unearned premiums	80	(19)	61	955	(227)	728
Long term business technical provision	20,660	(301)	20,359	246,612	(3,593)	243,019
Claims outstanding – long term business	192	–	192	2,292	–	2,292
Claims outstanding – general business	225	(54)	171	2,686	(645)	2,041
	21,157	(374)	20,783	252,545	(4,465)	248,080

SOUTH AFRICA

Valuation methods and assumptions

The valuation was performed using the "Financial Soundness Valuation" method, in keeping with the applicable professional guidance notes issued by the Actuarial Society of South Africa (ASSA). This means that the assumptions used for valuing liabilities are based on realistic expectations of future experience, plus prescribed margins for prudence and further discretionary margins to ensure that profits are released appropriately over the term of each policy. The assets and liabilities have been valued on bases that are consistent with each other.

Where applicable, liabilities include provisions to meet financial options and guarantees.

Certain individual life mortality assumptions were reduced to better reflect ongoing mortality experience. These were largely offset by an increase of £75 million (R819 million) in mortality discretionary margins so that profit continues to emerge over the terms of those policies.

Where applicable, allowance has been made for bonuses already declared, as well as future bonuses still to be declared at rates consistent with the assumed valuation interest rates. These bonuses include both vested bonuses and non-vested (terminal) bonuses.

The valuation is sensitive to the rate of interest used to discount the liabilities for non-participating policies, assumed future mortality experience of policyholders and the level of discretionary margins.

The principal assumptions used at 31 December 2004 and 31 December 2003 for the long term business are set out below:

	Rates of interest (gross of tax and charges)	Mortality tables used
Non-profit annuities	Discounted on appropriate spot yield curve	RMV92 with a percentage of CMI improvements (adjusted for own experience)
With-profit annuities	Interest rate on which premiums were based	PA90 (adjusted in line with own experience)
Assurances	11.0 per cent. per annum (2003: 11.0 per cent. per annum)	Tables derived from own experience with allowance for increasing AIDS claims

Notes to the Financial Statements
for the year ended 31 December 2004 continued

31 TECHNICAL PROVISIONS continued

The gross interest rates were reduced as follows, where applicable:

- to allow for tax;
- to allow for the minimum margin of 0.25 per cent. per annum, as prescribed by the ASSA;
- in the case of smoothed bonus business, by an additional margin equal to the excess over the 0.25 per cent. of the capital charges applicable to the business. This second-tier margin is incorporated to ensure that the value of capital charges emerge as profit over the full duration of the policy; and
- in the case of certain non-profit annuities to allow for imperfect matching of assets and liabilities.

For assurances, the above underlying mortality rates were further increased by the prescribed ASSA margin of 7.5 per cent. For annuities, the mortality rates were reduced by the prescribed ASSA margin of 7.5 per cent.

Renewal expenses
Renewal expense assumptions (including renewal commissions) have been based on recent experience, inflating at 8.0 per cent. per annum (2003: 8.0 per cent.).

In terms of the prescribed ASSA margins, the underlying expense assumption was increased by 10.0 per cent., and the expense inflation assumption was increased to 8.8 per cent. (2003: 8.8 per cent.).

Surrenders/lapses
Where appropriate, allowance has been made for surrenders and lapses at rates consistent with past experience.

The underlying lapse rates were increased by the prescribed ASSA margin of 25 per cent. Surrender rates were increased or decreased by the prescribed ASSA margin of 10 per cent., depending on which alternative gave rise to an increase in liabilities.

UNITED STATES

Valuation methods and assumptions
The valuation was performed using the applicable standards for US GAAP products in keeping with the applicable professional guidance notes issued by the American Academy of Actuaries. This means that the assumptions used for valuing liabilities are based on realistic expectations of future experience to ensure that profits are realised appropriately over the term of each policy.

The valuation is sensitive to the rate of interest used to discount the liabilities, assumed future mortality experience of policyholders and assumed policyholder lapse experience.

The principal assumptions used for long term business are set out below.

	Rates of interest (gross of tax and charges)	Mortality tables used
All products	2004: 5.0 per cent. per annum (2003: 6.4 per cent. per annum)	75-80 SU Table with appropriate modifiers

The gross interest rates were reduced for investment default assumptions and investment expenses.

Renewal expenses
Renewal expense assumptions (including renewal commissions) have been based on projected costs with assumed inflation rate of 3 per cent.

Surrenders/lapses
Where appropriate, allowance has been made for surrenders and lapses at rates consistent with past experience.

UK AND REST OF WORLD

Valuation methods and assumptions
Technical provisions have been calculated using generally accepted actuarial methods for the territory in question, and using interest rates and actuarial tables appropriate to the territory in question.

32 INSURANCE – PROVISIONS FOR OTHER RISKS AND CHARGES

	£m				Rm			
	Deferred tax (note 32(a))	Pension and retirement obligations	Other provisions	Total	Deferred tax (note 32(a))	Pension and retirement obligations	Other provisions	Total
Group								
Year to 31 December 2004								
At beginning of year	**295**	**74**	**182**	**551**	**3,521**	**883**	**2,172**	**6,576**
Charge to the profit and loss account	**87**	**8**	**56**	**151**	**1,026**	**94**	**661**	**1,781**
Utilised during the year	**–**	**(19)**	**(37)**	**(56)**	**–**	**(224)**	**(437)**	**(661)**
Released during the year	**–**	**–**	**(7)**	**(7)**	**–**	**–**	**(83)**	**(83)**
Foreign exchange and other movements	**(21)**	**12**	**9**	**–**	**(631)**	**61**	**(111)**	**(681)**
At end of year	**361**	**75**	**203**	**639**	**3,916**	**814**	**2,202**	**6,932**
Year to 31 December 2003								
At beginning of year	231	81	174	486	3,191	1,119	2,404	6,714
Acquisition of subsidiaries	89	33	74	196	1,099	408	2,420	3,927
Charge to the profit and loss account	–	(64)	(55)	(119)	–	(790)	(1,469)	(2,259)
Utilised during the year	–	–	(4)	(4)	–	–	(49)	(49)
Foreign exchange and other movements	(25)	24	(7)	(8)	(769)	146	(1,134)	(1,757)
At end of year	295	74	182	551	3,521	883	2,172	6,576

The provision for pension and other retirement obligations relates to £55 million (R597 million) (2003: £53 million (R632 million)) for pension contributions referred to in note 14(a) and £20 million (R217 million) (2003: £21 million (R251 million)) for post retirement benefits referred to in note 14(b).

Other provisions relate to provisions for impairment of various life operations within the Group, warranty provisions in respect of businesses sold, employee obligations, onerous property leases and obligations in respect of unclaimed share trusts (note 5(f)).

Notes to the Financial Statements
for the year ended 31 December 2004 continued

32 INSURANCE – PROVISIONS FOR OTHER RISKS AND CHARGES continued

32(a) Deferred tax liability	£m At 31 December 2004	£m At 31 December 2003	Rm At 31 December 2004	Rm At 31 December 2003
The deferred tax liability arises from:				
Deferred acquisition costs	**244**	183	**2,647**	2,184
Other short term timing differences	**117**	112	**1,269**	1,337
	361	295	**3,916**	3,521

There were no unrecognised deferred tax liabilities as at 31 December 2004 (2003: nil).

32(b) Provisions for liabilities and charges – Company	£m At 31 December 2004	£m At 31 December 2003	Rm At 31 December 2004	Rm At 31 December 2003
At beginning of year	**26**	38	**310**	525
Charge to the profit and loss account	**12**	–	**142**	–
Utilised during the year	**(17)**	(12)	**(201)**	(148)
Foreign exchange and other movements	**–**	–	**(23)**	(67)
At end of year	**21**	26	**228**	310

Provisions for liabilities and charges primarily relate to employee obligations.

33 CREDITORS

33(a) Creditors arising from direct insurance operations	£m At 31 December 2004	£m At 31 December 2003	Rm At 31 December 2004	Rm At 31 December 2003
Amounts owed to policyholders	**164**	227	**1,779**	2,710
Amounts owed to intermediaries	**17**	26	**184**	310
Outstanding securities purchased	**2**	7	**22**	84
Other	**122**	218	**1,323**	2,602
	305	478	**3,308**	5,706

33(b) Other creditors including tax and social security	£m At 31 December 2004	£m At 31 December 2003	Rm At 31 December 2004	Rm At 31 December 2004
Falling due within one year				
Current taxation	**152**	118	**1,649**	1,409
Dividends payable	**122**	106	**1,323**	1,265
Loans and advances from policyholders	**1,057**	736	**11,467**	8,785
Other creditors	**404**	843	**4,386**	10,055
	1,735	1,803	**18,825**	21,514
Falling due after one year				
Other creditors	**48**	3	**521**	36
	1,783	1,806	**19,346**	21,550

34 AMOUNTS OWED TO CREDIT INSTITUTIONS

	£m		Rm	
	At 31 December 2004	At 31 December 2003	**At 31 December 2004**	At 31 December 2003
Group				
Bank and other loans				
Repayable within one year:				
Floating rate notes[1]	**5**	11	**54**	131
Commercial paper	**–**	17	**–**	203
	5	28	**54**	334
Repayable between one and two years:				
Term loan[4]	**24**	–	**260**	–
Floating rate notes[2]	**24**	–	**260**	–
	48	–	**520**	–
Repayable between two and five years:				
Floating rate notes[1]	**5**	6	**54**	72
Term loan	**–**	25	**–**	298
Fixed rate notes[5]	**182**	196	**1,974**	2,340
Other[6]	**52**	48	**564**	573
	239	275	**2,592**	3,283
Repayable after five years:				
Floating rate notes[3]	**167**	68	**1,812**	812
Other[6]	**8**	6	**87**	72
	175	74	**1,899**	884
	467	377	**5,065**	4,501

Notes to the Financial Statements
for the year ended 31 December 2004 continued

34 AMOUNTS OWED TO CREDIT INSTITUTIONS continued

	£m		Rm	
	At 31 December 2004	At 31 December 2003	**At 31 December 2004**	At 31 December 2003
Company				
Bank and other loans				
Repayable within one year:				
Floating rate notes[1]	**5**	11	**54**	131
Commercial paper	**–**	17	**–**	203
	5	28	**54**	334
Repayable between one and two years:				
Term loan[4]	**24**	–	**260**	–
Floating rate notes[2]	**24**	–	**260**	–
	48	–	**520**	–
Repayable between two and five years:				
Floating rate notes[1]	**5**	6	**54**	72
Term loan	**–**	25	**–**	298
Fixed rate notes[5]	**182**	196	**1,974**	2,340
	187	227	**2,028**	2,710
Repayable after five years:				
Floating rate notes[3]	**167**	68	**1,812**	812
	407	323	**4,414**	3,856

Floating rate notes:
1 US$10.5 million repaid on 18 January 2005, and US$10 million repayable September 2009.
2 £24 million repayable November 2006.
3 £28 million note repayable on 31 December 2010, with the holders having the option to elect for early redemption every six months, €30 million fixed rate bond due 2010 swapped into floating rate US Dollars, US$50 million note repayable September 2011, US$150 million note repayable September 2014, €10 million fixed rate bond due in 2010 and €20 million fixed rate bond due in 2013 (issued during 2003 with the capital and interest immediately swapped into floating rate US Dollars).

Term loan:
4 US$45 million term loan repayable on 30 June 2006.

Fixed rate notes:
5 €400 million Euro notes due 2007, capital and interest swapped into fixed rate US Dollars.

Other:
6 Other amounts owed to credit institutions consist principally of preference shares issued by a Group subsidiary.

During the year, the Company entered into a new £1.1 billion 5-year multi-currency Revolving Credit Facility, which matures in May 2009, and cancelled its existing £900 million, US$600 million and US$60 million Revolving Credit Facilities. The new facility was undrawn at 31 December 2004.

34 AMOUNTS OWED TO CREDIT INSTITUTIONS continued

34(a) Convertible loan stock

(i) Insurance and other assets

At 31 December 2004, the Group had in issue US$636 million (£332 million (R3,602 million) (2003: £357 million (R4,261 million)) 3.625 per cent. Convertible Bonds maturing on 2 May 2005, which are guaranteed by Old Mutual plc. Holders of the Bonds have the right to elect to convert the Bonds into ordinary shares in Old Mutual plc at a conversion price of 190p per share and an exchange rate of one US dollar to 69.52p Sterling.

(ii) Banking

	£m		Rm	
	At 31 December 2004	At 31 December 2003	**At 31 December 2004**	At 31 December 2003
Compulsory convertible loan maturing 6 November 2005 (13.75 per cent.)	**2**	3	**20**	37
Compulsory convertible loan maturing 31 December 2005 (18.12 per cent.)	**4**	7	**47**	82
	6	10	**67**	119

These debt instruments are convertible into BoE Bank Ltd ordinary shares. The Group has the option to purchase these shares.

35 DEPOSITS BY BANKS

	£m		Rm	
	At 31 December 2004	At 31 December 2003	**At 31 December 2004**	At 31 December 2003
Items in the course of transmission to other banks	**59**	17	**643**	203
Other deposits	**2,762**	4,364	**29,694**	52,092
	2,821	4,381	**30,607**	52,295

All deposits by banks are repayable on demand other than other deposits of £23 million (R245 million) (2003: £13 million (R150 million)) which are due after more than one year.

36 CUSTOMER ACCOUNTS, MATURITY PROFILE

	£m		Rm	
	At 31 December 2004	At 31 December 2003	**At 31 December 2004**	At 31 December 2003
Repayable on demand	**7,905**	8,676	**85,759**	103,563
Agreed maturity dates or years of notice, by remaining maturity, of:				
Three months or less, but not repayable on demand	**6,965**	3,196	**75,554**	38,150
One year or less, but over three months	**1,824**	1,544	**19,784**	18,430
Five years or less, but over one year	**748**	504	**8,115**	6,016
Over five years	**66**	56	**721**	668
	17,508	13,976	**189,933**	166,827

Notes to the Financial Statements
for the year ended 31 December 2004 continued

37 DEBT SECURITIES IN ISSUE

	Notes	£m At 31 December 2004	£m At 31 December 2003	Rm At 31 December 2004	Rm At 31 December 2003
Bonds and medium term notes	37(a)	**1,563**	173	**16,956**	2,065
Other debt securities in issue	37(b)	**–**	295	**–**	3,521
		1,563	468	**16,956**	5,586

37(a) Bonds and medium term notes, maturity profile	£m At 31 December 2004	£m At 31 December 2003	Rm At 31 December 2004	Rm At 31 December 2003
Bonds and medium term notes repayable:				
Within one year	**1,524**	13	**16,536**	155
Between one and two years	**38**	39	**414**	466
Between two and five years	**1**	121	**6**	1,444
	1,563	173	**16,956**	2,065

37(b) Other debt securities, maturity profile	£m At 31 December 2004	£m At 31 December 2003	Rm At 31 December 2004	Rm At 31 December 2003
Other debt securities repayable:				
Within one year	**–**	262	**–**	3,127
Between one and two years	**–**	4	**–**	48
Between two and five years	**–**	29	**–**	346
	–	295	**–**	3,521

38 BANKING – OTHER LIABILITIES

	Note	£m At 31 December 2004	£m At 31 December 2003	Rm At 31 December 2004	Rm At 31 December 2003
Current tax		**18**	13	**196**	150
Liabilities under acceptances		**139**	70	**1,511**	836
Securities sold under agreements to repurchase		**351**	281	**3,811**	3,350
Derivative contracts – negative value	46(e)	**1,837**	1,742	**19,924**	20,796
Trade creditors and other liabilities		**883**	1,094	**9,583**	13,067
		3,228	3,200	**35,025**	38,199

Other liabilities include £1,837 million (R19,924 million) (2003: £1,742 million (R20,796 million)) which reflects the negative value of on-balance sheet trading derivative instruments. The positive value of these contracts is included within other assets. All other liabilities are due within one year.

39 BANKING – PROVISION FOR DEFERRED TAX

	£m		Rm	
	At 31 December 2004	At 31 December 2003	**At 31 December 2004**	At 31 December 2003
At beginning of year	**229**	105	**2,732**	1,450
Additions from acquired operations	**–**	49	**3**	583
Credit to profit and loss account	**(15)**	(28)	**(178)**	(347)
Foreign exchange and other movements	**(119)**	103	**(1,527)**	1,046
At end of year	**95**	229	**1,030**	2,732
Comprising:				
Short term timing differences	**18**	16	**200**	191
Leasing transactions	**–**	137	**–**	1,635
Other	**77**	76	**830**	906
	95	229	**1,030**	2,732

Other movements includes an adjustment of £169 million (R1,989 million) based on reclassification of deferred tax on structured finance transactions. There is a corresponding adjustment to the deferred tax asset accordingly.

There were no unrecognised banking deferred tax liabilities at 31 December 2004 (2003: nil).

40 INVESTMENTS – COMPANY

	£m			Rm		
	Shares in subsidiaries	Loans to subsidiaries	Total	Shares in subsidiaries	Loans to subsidiaries	Total
Year to 31 December 2004						
At beginning of year	**722**	**2,014**	**2,736**	**8,618**	**24,041**	**32,659**
Acquisitions	**9**	**–**	**9**	**106**	**–**	**106**
Net amount advanced during year	**–**	**276**	**276**	**–**	**3,256**	**3,256**
Foreign exchange movements	**–**	**–**	**–**	**(794)**	**(2,454)**	**(3,248)**
At end of year	**731**	**2,290**	**3,021**	**7,930**	**24,843**	**32,773**
Year to 31 December 2003						
At beginning of year	1,183	1,859	3,042	16,342	25,680	42,022
Acquisitions	10	–	10	123	–	123
Disposals	(471)	–	(471)	(5,816)	–	(5,816)
Net amount advanced during year	–	155	155	–	1,914	1,914
Foreign exchange movements	–	–	–	(2,031)	(3,553)	(5,584)
At end of year	722	2,014	2,736	8,618	24,041	32,659

The Company's principal subsidiaries at 31 December 2004 are set out in note 41.

Notes to the Financial Statements
for the year ended 31 December 2004 continued

41 PRINCIPAL SUBSIDIARIES AND GROUP UNDERTAKINGS

The following table lists the principal Group undertakings whose results are included in the consolidated financial statements. All shares held are ordinary shares and, except for OM Group (UK) Ltd and Kotak Mahindra Old Mutual Life Insurance Ltd, are held indirectly by the Company.

Name	Nature of business	Percentage holding*	Country of incorporation
Acadian Asset Management	Asset management	100	Massachusetts, United States of America
Barrow, Hanley, Mewhinney & Strauss, Inc.	Asset management	100	Nevada, United States of America
Clay Finlay, Inc.	Asset management	100	New York, United States of America
Dwight Asset Management Company	Asset management	100	Delaware, United States of America
First Pacific Advisors, Inc.	Asset management	100	Massachusetts, United States of America
Heitman LLC	Asset management	50	Delaware, United States of America
Liberty Ridge Capital Inc.	Asset management	100	Delaware, United States of America
Old Mutual Asset Managers (Bermuda) Ltd	Asset management	100	Bermuda
Old Mutual Asset Managers (Kenya) Ltd	Asset management	100	Kenya
Old Mutual Asset Managers (South Africa) (Pty) Ltd	Asset management	100	Republic of South Africa
Old Mutual Asset Managers (UK) Ltd	Asset management	100	England and Wales
Old Mutual Fund Managers (Guernsey) Ltd	Asset management	100	Guernsey
Old Mutual Group Ltd	Asset management	100	Bermuda
Old Mutual Investment Administrators (Pty) Ltd	Asset management	100	Republic of South Africa
Old Mutual Investment Services (Pty) Ltd	Asset management	100	Republic of South Africa
Old Mutual Specialised Finance (Pty) Ltd	Asset management	100	Republic of South Africa
Old Mutual Unit Trust Management Company Namibia Ltd	Asset management	100	Namibia
Old Mutual Unit Trust Managers Ltd	Asset management	100	Republic of South Africa
Pacific Financial Research, Inc.	Asset management	100	Massachusetts, United States of America
Palladyne Asset Management B.V.	Asset management	100	Netherlands
Provident Investment Counsel, Inc.	Asset management	100	Massachusetts, United States of America
Selestia Life & Pensions Ltd	Asset management	100	England and Wales
Thompson, Horstmann & Bryant, Inc	Asset management	100	New Jersey, United States of America
Thompson, Siegel & Walmsley, Inc	Asset management	100	Virginia, United States of America
Old Mutual Health Insurance Ltd	Health insurance	100	Republic of South Africa
Old Mutual Healthcare (Pty) Ltd	Health insurance	100	Republic of South Africa
Old Mutual (Netherlands) B.V.	Holding company	100	Netherlands
Old Mutual (South Africa) Ltd	Holding company	100	Republic of South Africa
Old Mutual (US) Holdings, Inc.	Holding company	100	Delaware, United States of America
Old Mutual U.S. Life Holdings, Inc.	Holding company	100	Delaware, United States of America
OM Group (UK) Ltd	Holding company	100	England and Wales
OM Portfolio Holdings (South Africa) (Pty) Ltd	Holding company	100	Republic of South Africa
Rodina Investments Ltd	Holding company	100	Republic of South Africa
BoE Life Ltd	Life assurance	76	Republic of South Africa
Fidelity & Guaranty Life Insurance Company	Life assurance	100	Maryland, United States of America
Fidelity & Guaranty Life Insurance Company of New York	Life assurance	100	New York, United States of America
Kotak Mahindra Old Mutual Life Insurance Ltd	Life assurance	26	India
Ned Life Assurance Company Ltd	Life assurance	52	Republic of South Africa
Old Mutual International (Guernsey) Ltd	Life assurance	100	Guernsey
Old Mutual Life Assurance Company (Bermuda) Ltd	Life assurance	100	Bermuda
Old Mutual Life Assurance Company (Malawi) Ltd	Life assurance	100	Malawi
Old Mutual Life Assurance Company (Namibia) Ltd	Life assurance	100	Namibia
Old Mutual Life Assurance Company (South Africa) Ltd	Life assurance	100	Republic of South Africa
Old Mutual Life Assurance Company Ltd	Life assurance	62	Kenya

41 PRINCIPAL GROUP UNDERTAKINGS continued

Name	Nature of business	Percentage holding*	Country of incorporation
Old Mutual Life Assurance Company Zimbabwe Ltd	Life assurance	100	Zimbabwe
Old Mutual Reassurance (Ireland) Ltd	Life assurance	100	Ireland
OMNIA (Bermuda) Ltd	Life assurance	100	Bermuda
Mutual & Federal Insurance Company Ltd	General insurance	87	Republic of South Africa
Nedinsurance Company Ltd	General insurance	52	Republic of South Africa
Old Mutual Property Investment Corporation (Pvt) Ltd	Property holding	100	Zimbabwe
Old Mutual Properties (Pty) Ltd	Property management	100	Republic of South Africa
Fairbairn Private Bank Ltd	Banking	67	Jersey
Nedbank Ltd	Banking	52	Republic of South Africa
Nedcor Investment Holdings 101 Ltd	Banking	52	Republic of South Africa
Nedcor	Banking	52	Republic of South Africa
Peoples Bank Ltd	Banking	52	Republic of South Africa

* Effective holding of issued ordinary shares at 31 December 2004.

A complete list of subsidiaries is filed with the UK Registrar of Companies with the annual return. All the above companies have a year end of 31 December, except for Kotak Mahindra Old Mutual Life Insurance Ltd, whose year end is 31 March.

42 RELATED PARTY TRANSACTIONS

The Group provides certain pension fund, insurance, banking and financial services to related parties as set out below. These are conducted on an arm's length basis and, other than US asset management fees payable in respect of insurance funds, are not material to the Group's results.

In accordance with FRS 8, transactions or balances with Group entities that have been eliminated on consolidation are not reported. As set out in note 1, in order to represent the Group's segmental results accurately, certain fees negotiated on an arm's length basis between operationally and functionally distinct segments of the Group have not been eliminated. The principal transactions not eliminated are insurance services provided by the Group's general insurance operation, Mutual & Federal, and banking services provided by the Group's banking operation, Nedcor.

No director had a material interest in any contract of significance with the Company or any of its subsidiaries during 2004, except for that described in note 12.

43 POST BALANCE SHEET EVENTS

There are no material post balance sheet date events.

44 COMMITMENTS

	£m		Rm	
	At 31 December 2004	At 31 December 2003	**At 31 December 2004**	At 31 December 2003
Undrawn formal standby facilities, credit lines and other commitments to lend	**985**	1,005	**10,685**	12,001
Capital and other commitments	**87**	12	**944**	143
	1,072	1,017	**11,629**	12,144

Notes to the Financial Statements
for the year ended 31 December 2004 continued

45 CONTINGENT LIABILITIES

	£m		Rm	
	At 31 December 2004	At 31 December 2003	**At 31 December 2004**	At 31 December 2003
Guarantees and assets pledged as collateral security	**994**	1,039	**10,783**	12,402
Irrevocable letters of credit	**325**	503	**3,526**	6,004
Secured lending	**539**	735	**5,847**	8,773
Other contingent liabilities	**49**	145	**532**	1,731
	1,907	2,422	**20,688**	28,910

Contingent liabilities arise principally from the normal operating activities of the Group's banking operations.

Group companies give indemnities and guarantees as a normal part of their operating activities or in relation to capital market transactions.

Various Group companies have given guarantees, indemnities and warranties in connection with disposals of subsidiaries to parties outside the Group in recent years. Provision has been made for certain of these where a realistic estimate of the obligation can be made. In all other cases, in the opinion of the directors, no material loss will arise as a result of these guarantees, indemnities and warranties.

On 21 June 2004, one of the Group's US asset management affiliates, Liberty Ridge Capital Inc., (formerly known as Pilgrim Baxter & Associates, Ltd (PBA)), reached agreements with the US Securities and Exchange Commission (SEC) and the Office of the New York State Attorney General (NYAG) which settle all charges brought by these authorities against PBA in relation to market timing in the US mutual fund business. There are several related private lawsuits arising from the conduct alleged in the civil suits filed by the SEC and NYAG.

These class action lawsuits were consolidated into a single lawsuit along with all other cases against US parties alleging market timing and late trading violations. Proceedings in this case are at a preliminary stage and it is not possible to say, at this time, whether or not the amount of the ultimate liability to be borne by the Group will be material. As a result, no amount has been recognised for additional fines or other penalties that may arise, as significant uncertainty remains over the quantum of any settlement.

46 FINANCIAL INSTRUMENTS

Banking financial instruments

Notwithstanding the exemption available to insurance groups from the scope of FRS 13, the tables below set out details of derivative financial instruments in respect of the banking activities of the Group.

The banking business uses off-balance sheet financial instruments (derivatives) to meet customers' requirements for proprietary trading and to hedge interest rate risk, foreign exchange risk and other market risks.

			£m			Rm
46(a) Derivatives held for trading purposes	Notional principal	Positive fair value	Negative fair value	Notional principal	Positive fair value	Negative fair value
At 31 December 2004						
Exchange rate contracts						
Spot, forwards and futures	1,637	131	77	17,763	1,425	832
Currency swaps	529	72	33	5,744	785	358
Options purchased	21	9	–	226	95	–
Options written	13	–	4	138	–	38
	2,200	212	114	23,871	2,305	1,228
Interest rate contracts						
Interest rate swaps	30,236	1,130	1,469	328,005	12,250	15,947
Forward rate agreements	17,835	40	43	193,482	437	463
Caps, collars and floors	564	1	1	6,121	10	6
Options purchased	43	4	–	470	37	–
Options written	66	–	–	720	–	4
Futures	1,007	–	–	10,928	2	2
	49,751	1,175	1,513	539,726	12,736	16,422
Equity contracts						
Options purchased	474	295	–	5,142	3,198	–
Options written	2,748	–	210	29,806	–	2,274
Futures	132	60	–	1,430	654	–
	3,354	355	210	36,378	3,852	2,274
Balances arising from off-balance sheet financial instruments	55,305	1,742	1,837	599,975	18,893	19,924

Notes to the Financial Statements
for the year ended 31 December 2004 continued

46 FINANCIAL INSTRUMENTS continued

46(a) Derivatives held for trading purposes continued	Notional principal £m	Positive fair value £m	Negative fair value £m	Notional principal Rm	Positive fair value Rm	Negative fair value Rm
At 31 December 2003						
Exchange rate contracts						
Spot, forwards and futures	1,810	70	68	21,605	836	812
Currency swaps	842	447	441	10,051	5,336	5,264
Options purchased	106	3	–	1,265	36	–
Options written	65	–	2	776	–	24
	2,823	520	511	33,697	6,208	6,100
Interest rate contracts						
Interest rate swaps	24,395	744	978	291,196	8,881	11,674
Credit derivatives	100	184	13	1,191	2,196	155
Forward rate agreements	20,936	33	35	249,907	394	418
Caps, collars and floors	249	–	–	2,972	–	–
Options purchased	587	127	–	7,007	1,516	–
Options written	490	–	126	5,849	–	1,504
Futures	686	112	81	8,189	1,337	967
	47,443	1,200	1,233	566,311	14,324	14,718
Balances arising from off-balance sheet financial instruments	50,266	1,720	1,744	600,008	20,532	20,818

46(b) Derivatives held for non-trading purposes	Notional principal £m	Positive value £m	Negative value £m	Notional principal Rm	Positive value Rm	Negative value Rm
At 31 December 2004						
Exchange rate contracts						
Spot, forwards and futures	1,032	75	36	11,198	814	394
Currency swaps	9,607	698	668	104,218	7,574	7,243
	10,639	773	704	115,416	8,388	7,637
Interest rate contracts						
Interest rate swaps	738	25	42	8,006	267	458
Options purchased	11	1	–	124	11	–
Options written	20	–	3	214	–	31
	769	26	45	8,344	278	489
Balances arising from off-balance sheet financial instruments	11,408	799	749	131,766	8,933	8,584

46 FINANCIAL INSTRUMENTS continued

46(b) Derivatives held for non-trading purposes continued	£m Notional principal	£m Positive fair value	£m Negative fair value	Rm Notional principal	Rm Positive fair value	Rm Negative fair value
At 31 December 2003						
Exchange rate contracts						
Spot, forwards, futures and currency swaps	13,298	618	601	158,745	7,377	7,174
Interest rate contracts						
Interest rate swaps	718	15	20	8,571	179	239
Credit derivatives	43	34	–	519	405	–
	761	49	20	9,090	584	239
Balances arising from off-balance sheet financial instruments	14,059	667	621	167,835	7,961	7,413

These figures do not demonstrate the exposure of the Group to interest rate, foreign exchange or commodity market risks, since they include only off-balance sheet instruments. The market risk exposure arising from such instruments may be increased or offset by on-balance sheet transactions.

	£m At 31 December 2004	£m At 31 December 2003	Rm At 31 December 2004	Rm At 31 December 2003
Maturity analysis of notional principal amounts of non-trading instruments entered into with third parties:				
Exchange rate contracts				
Under one year	**10,321**	12,963	**111,967**	154,747
One to five years	**317**	334	**3,434**	3,987
Over five years	**1**	1	**15**	11
	10,639	13,298	**115,416**	158,745
Interest rate contracts				
Under one year	**193**	130	**2,097**	1,552
One to five years	**329**	373	**3,564**	4,452
Over five years	**247**	258	**2,683**	3,086
	769	761	**8,344**	9,090

Notes to the Financial Statements
for the year ended 31 December 2004 continued

46 FINANCIAL INSTRUMENTS continued

46(c) Credit risk exposure on derivative contracts	Exchange rate contracts £m	Interest rate contracts £m	Equity contracts £m	Total £m	Exchange rate contracts Rm	Interest rate contracts Rm	Equity contracts Rm	Total Rm
At 31 December 2004								
Replacement cost of OTC derivatives – trading book only:								
Maturity analysis								
Under one year	141	106	169	416	1,533	1,147	1,834	4,514
One to five years	46	599	186	831	502	6,495	2,018	9,015
Over five years	25	470	–	495	270	5,094	–	5,364
	212	1,175	355	1,742	2,305	12,736	3,852	18,893
Counterparty analysis								
Financial institutions	190	1,061	340	1,591	2,066	11,507	3,692	17,265
Non-financial institutions	22	114	15	151	239	1,229	160	1,628
	212	1,175	355	1,742	2,305	12,736	3,852	18,893

Replacement cost is defined as the cost of replacing transactions that have a positive fair value.

Notional principal of OTC derivatives – trading book only:	Exchange rate contracts £m	Interest rate contracts £m	Equity contracts £m	Total £m	Exchange rate contracts Rm	Interest rate contracts Rm	Equity contracts Rm	Total Rm
Maturity analysis								
Under one year	1,797	25,436	534	27,767	19,494	275,931	5,789	301,214
One to five years	321	16,967	819	18,107	3,477	184,059	8,887	196,423
Over five years	83	7,350	2,001	9,434	900	79,736	21,702	102,338
	2,201	49,753	3,354	55,308	23,871	539,726	36,378	599,975
Counterparty analysis								
Financial institutions	2,165	39,156	3,257	44,578	23,489	424,775	35,332	483,596
Non-financial institutions	36	10,597	97	10,730	382	114,951	1,046	116,379
	2,201	49,753	3,354	55,308	23,871	539,726	36,378	599,975

	Exchange rate contracts £m	Interest rate contracts £m	Total £m	Exchange rate contracts Rm	Interest rate contracts Rm	Total Rm
Replacement cost of OTC derivatives – trading book only:						
At 31 December 2003						
Maturity analysis						
Under one year	94	235	329	1,122	2,805	3,927
One to five years	219	569	788	2,614	6,792	9,406
Over five years	207	396	603	2,472	4,727	7,199
	520	1,200	1,720	6,208	14,324	20,532
Counterparty analysis						
Financial institutions	457	1,046	1,503	5,455	12,486	17,941
Non-financial institutions	63	154	217	753	1,838	2,591
	520	1,200	1,720	6,208	14,324	20,532

46 FINANCIAL INSTRUMENTS continued

46(c) Credit risk exposure on derivative contracts	£m Exchange rate contracts	£m Interest rate contracts	£m Total	Rm Exchange rate contracts	Rm Interest rate contracts	Rm Total
Notional principal of OTC derivatives – trading book only:						
Maturity analysis						
Under one year	2,026	21,759	23,785	24,184	259,731	283,915
One to five years	493	19,287	19,780	5,885	230,223	236,108
Over five years	304	6,397	6,701	3,628	76,357	79,985
	2,823	47,443	50,266	33,697	566,311	600,008
Counterparty analysis						
Financial institutions	2,629	38,908	41,537	31,385	464,429	495,814
Non-financial institutions	194	8,535	8,729	2,312	101,882	104,194
	2,823	47,443	50,266	33,697	566,311	600,008

The following analysis summarises the timing mismatch of interest receivable on assets and interest payable on liabilities by reference to the earliest date on which repricing to market value can occur.

£m

46(d) Non-trading book interest rate risk	Notes	Under three months	Three to six months	Six months to one year	One to five years	Over five years	Trading book and non-interest bearing	Total
At 31 December 2004								
Assets								
Cash and balances at central banks		133	–	–	–	–	793	926
Treasury bills and other eligible bills	26(a)	402	77	1	–	–	1,005	1,485
Loans and advances to banks	26(b)	728	–	–	–	–	1,794	2,522
Loans and advances to customers	26(c)	14,658	60	126	1,446	866	18	17,174
Debt securities	26(f)	73	–	–	1,156	94	611	1,934
Equity securities	26(g)	–	–	–	–	–	259	259
Investments in associated undertakings	26(h)	–	–	–	–	–	91	91
Tangible fixed assets	22	–	–	–	–	–	223	223
Land and buildings	19	–	–	–	–	–	160	160
Other assets	24	–	–	–	–	–	2,456	2,456
Prepayments and accrued income		–	–	–	–	–	270	270
		15,994	137	127	2,602	960	7,680	27,500
Liabilities								
Deposits by banks	35	1,851	159	83	22	–	706	2,821
Customer accounts	36	13,201	795	878	734	27	1,873	17,508
Debt securities in issue	37	1,142	251	130	35	–	5	1,563
Other liabilities	38	255	–	–	–	19	2,954	3,228
Provision for liabilities and charges	39	–	–	–	–	–	95	95
Subordinated liabilities	30	–	–	46	601	–	31	678
Convertible loan stock	34(a)	–	–	6	–	–	–	6
		16,449	1,205	1,143	1,392	46	5,664	25,899
Net position		(455)	(1,068)	(1,016)	1,210	914	2,016	1,601
Off-balance sheet items		(1,404)	1,402	1,447	(867)	(578)	–	–
Interest rate sensitivity gap		(1,859)	334	431	343	336	2,016	–
Cumulative gap		(1,859)	(1,525)	(1,094)	(751)	(415)	1,601	1,601

Notes to the Financial Statements
for the year ended 31 December 2004 continued

46 FINANCIAL INSTRUMENTS continued

£m

46(d) Non-trading book interest rate risk continued	Notes	Under three months	Three to six months	Six months to one year	One to five years	Over five years	Trading book and non-interest bearing	Total
At 31 December 2003								
Assets								
Cash and balances at central banks		–	–	–	–	–	1,025	1,025
Treasury bills and other eligible bills	26(a)	524	199	71	40	41	13	888
Loans and advances to banks	26(b)	2,092	–	–	–	–	–	2,092
Loans and advances to customers	26(c)	12,189	173	257	1,367	707	443	15,136
Debt securities	26(f)	305	9	20	854	172	60	1,420
Equity securities	26(g)	–	–	–	–	–	317	317
Investments in associated undertakings	26(h)	–	–	–	–	–	144	144
Tangible fixed assets	22	–	–	–	–	–	221	221
Land and buildings	19	–	–	–	–	–	141	141
Other assets	24	–	–	–	–	–	2,396	2,396
Prepayments and accrued income		–	–	–	–	–	262	262
		15,110	381	348	2,261	920	5,022	24,042
Liabilities								
Deposits by banks	35	4,381	–	–	–	–	–	4,381
Customer accounts	36	11,677	622	569	461	92	555	13,976
Debt securities in issue	37	280	107	38	43	–	–	468
Other liabilities	38	–	–	–	–	–	3,200	3,200
Provision for liabilities and charges	39	–	–	–	–	–	229	229
Subordinated liabilities	30	74	–	–	211	335	28	648
Convertible loan stock	34(a)	–	–	–	10	–	–	10
		16,412	729	607	725	427	4,012	22,912
Net position		(1,302)	348	259	1,536	493	1,010	1,130
Off-balance sheet items		1,355	(33)	(22)	(669)	(631)	–	–
Interest rate sensitivity gap		53	(381)	(281)	867	(138)	1,010	–
Cumulative gap		53	(328)	(609)	258	120	1,130	1,130

46 FINANCIAL INSTRUMENTS continued

Rm

46(d) Non-trading book interest rate risk	Notes	Under three months	Three to six months	Six months to one year	One to five years	Over five years	Trading book and non-interest bearing	Total
At 31 December 2004								
Assets								
Cash and balances at central banks		1,439	–	–	–	–	8,616	10,055
Treasury bills and other eligible bills	26(a)	4,365	833	10	4	–	10,898	16,110
Loans and advances to banks	26(b)	7,893	–	–	–	–	19,465	27,358
Loans and advances to customers	26(c)	159,014	650	1,364	15,687	9,393	208	186,316
Debt securities	26(f)	795	–	–	12,543	1,024	6,614	20,976
Equity securities	26(g)	–	–	–	–	–	2,811	2,811
Investments in associated undertakings	26(h)	–	–	–	–	–	987	987
Tangible fixed assets	22	–	–	–	–	–	2,423	2,423
Land and buildings	19	–	–	–	–	–	1,738	1,738
Other assets	24	–	–	–	–	–	26,638	26,638
Prepayments and accrued income		–	–	–	–	–	2,933	2,933
		173,506	1,483	1,374	28,234	10,417	83,331	298,345
Liabilities								
Deposits by banks	35	20,075	1,728	900	243	2	7,569	30,607
Customer accounts	36	143,210	8,620	9,520	7,961	294	20,328	189,933
Debt securities in issue	37	12,392	2,718	1,415	383	3	45	16,956
Other liabilities	38	2,770	–	–	1	211	32,043	35,025
Provision for liabilities and charges	39	–	–	–	–	–	1,030	1,030
Subordinated liabilities	30	–	–	500	6,515	–	343	7,358
Convertible loan stock	34(a)	–	–	67	–	–	–	67
		178,447	13,066	12,402	15,103	510	61,448	280,976
Net position		(4,941)	(11,583)	(11,028)	13,131	9,907	21,883	17,369
Off-balance sheet items		(15,230)	15,209	15,698	(9,408)	(6,269)	–	–
Interest rate sensitivity gap		(20,171)	3,626	4,670	3,723	3,638	21,883	–
Cumulative gap		(20,171)	(16,545)	(11,875)	(8,152)	(4,514)	17,369	17,369

Notes to the Financial Statements

for the year ended 31 December 2004 continued

46 FINANCIAL INSTRUMENTS continued

Rm

46(d) Non-trading book interest rate risk	Notes	Under three months	Three to six months	Six months to one year	One to five years	Over five years	Trading book and non-interest bearing	Total
At 31 December 2003								
Assets								
Cash and balances at central banks		–	–	–	–	–	12,235	12,235
Treasury bills and other eligible bills	26(a)	6,256	2,375	848	477	489	155	10,600
Loans and advances to banks	26(b)	24,972	–	–	–	–	–	24,972
Loans and advances to customers	26(c)	145,497	2,065	3,068	16,317	8,439	5,288	180,674
Debt securities	26(f)	3,641	107	239	10,194	2,053	718	16,952
Equity securities	26(g)	–	–	–	–	–	3,784	3,784
Investments in associated undertakings	26(h)	–	–	–	–	–	1,719	1,719
Tangible fixed assets	22	–	–	–	–	–	2,638	2,638
Land and buildings	19	–	–	–	–	–	1,683	1,683
Other assets	24	–	–	–	–	–	28,602	28,602
Prepayments and accrued income		–	–	–	–	–	3,126	3,126
		180,366	4,547	4,155	26,988	10,981	59,948	286,985
Liabilities								
Deposits by banks	35	52,295	–	–	–	–	–	52,295
Customer accounts	36	139,384	7,425	6,792	5,503	1,098	6,625	166,827
Debt securities in issue	37	3,337	1,274	456	519	–	–	5,586
Other liabilities	38	–	–	–	–	–	38,199	38,199
Provision for liabilities and charges	39	–	–	–	–	–	2,732	2,732
Subordinated liabilities	30	884	–	–	2,515	4,000	346	7,745
Convertible loan stock	34(a)	–	–	–	119	–	–	119
		195,900	8,699	7,248	8,656	5,098	47,902	273,503
Net position		(15,534)	(4,152)	(3,093)	18,332	5,883	12,046	13,482
Off-balance sheet items		16,175	(394)	(263)	(7,986)	(7,532)	–	–
Interest rate sensitivity gap		641	(4,546)	(3,356)	10,346	(1,649)	12,046	–
Cumulative gap		641	(3,905)	(7,261)	3,085	1,436	13,482	13,482

46 FINANCIAL INSTRUMENTS continued

46(e) Fair value disclosures	£m Fair value at 31 December 2004	£m Fair value at 31 December 2003	Rm Fair value at 31 December 2004	Rm Fair value at 31 December 2003
The fair value of the financial assets and liabilities of the Group's banking subsidiaries comprises:				
Trading book financial assets and liabilities				
Assets				
Treasury bills and other eligible bills	**797**	–	**8,650**	–
Debt securities	**250**	26	**2,709**	311
Derivative contracts – positive value	**1,742**	1,720	**18,893**	20,531
Liabilities				
Derivative contracts – negative value	**1,837**	1,742	**19,924**	20,796
Non-trading book financial assets and liabilities				
Assets				
Treasury bills and other eligible bills	**688**	857	**7,462**	10,228
Debt securities	**1,691**	1,411	**18,340**	16,838
Equity securities	**309**	306	**3,352**	3,646
Liabilities				
Debt securities in issue	**1,563**	468	**16,956**	5,586
Subordinated liabilities	**678**	648	**7,358**	7,745

The fair value of all of the Group's financial assets and liabilities is the same as the book value of those assets and liabilities in all instances except for non-trading book debt securities with a book value of £1,691 million (R18,340 million) at 31 December 2004 (2003: £1,411 million (R16,838 million)) and non-trading book equity securities with a book value of £309 million (R3,352 million) at 31 December 2004 (2003: £306 million (R3,646 million)).

All financial assets and liabilities held or issued for trading purposes are carried in the financial statements at fair value. For those financial assets and liabilities in the non-trading book, fair values have been determined by valuation against mid-market prices or by discounting forward cash flows.

Notes to the Financial Statements
for the year ended 31 December 2004 continued

46 FINANCIAL INSTRUMENTS continued

46(f) Market risk – historical value-at-risk (VaR) (99%, one day) by risk type

This risk measure estimates the potential loss in pre-tax profit over a given holding period for a specified confidence level. The VaR methodology is a statistically defined, probability-based approach that takes account of market volatilities as well as risk diversification by recognising offsetting positions and correlations between products and markets.

The one day 99% VaR number represents the overnight loss that has less than a 1% chance of occurring under normal market conditions.

While VaR captures the banking business's exposure under normal market conditions, scenario analysis and, in particular, stress testing are used to add insight to the possible outcomes under abnormal market conditions.

The banking business uses a number of stress scenarios to measure the impact on portfolio values of extreme moves in markets, based on historical experience as well as hypothetical scenarios. The stress test methodology assumes that all market factors move adversely at the same time and that no actions are taken during the stress events to mitigate risk, thereby reflecting the decreased liquidity that frequently accompanies market shocks.

Key to the effectiveness of the scenario analysis programme is the timely review of the continued applicability of the scenarios, and this is built into the risk management process.

	£m		Rm	
Total VaR	**Year to 31 December 2004**	Year to 31 December 2003	**Year to 31 December 2004**	Year to 31 December 2003
At 31 December	**2**	2	**17**	19
Highest	**3**	2	**33**	26
Lowest	**1**	1	**10**	8
Average	**1**	1	**14**	16

47 RECONCILIATION OF OPERATING PROFIT TO NET OPERATING CASH FLOWS

	£m		Rm	
	Year to 31 December 2004	Year to 31 December 2003	**Year to 31 December 2004**	Year to 31 December 2003
Profit from insurance and asset management activities before tax and non-operating items	**727**	690	**8,578**	8,521
Depreciation and amortisation of intangible assets	**68**	83	**802**	1,025
Unrealised investment gains	**(35)**	(161)	**(413)**	(1,988)
Profits relating to long term business	**(511)**	(541)	**(6,018)**	(6,681)
Investment return in the life business	**172**	183	**2,025**	2,260
Cash received from long term business	**336**	261	**3,964**	3,223
Increase/(decrease) in provisions for other risks and charges	**37**	(29)	**437**	(358)
Increase in insurance technical provisions net of reinsurance	**24**	18	**283**	222
Other (including amounts reinvested in long term business operations)	**134**	412	**1,581**	5,088
Net cash inflow from insurance operating activities	**952**	916	**11,239**	11,312
Profit from banking activities before tax and non-operating items	**78**	(144)	**920**	(1,778)
Provision for bad and doubtful debts	**139**	321	**1,640**	3,960
Depreciation and goodwill amortisation and impairment	**127**	239	**1,498**	2,951
Decrease in accrued income, prepayments and other trading adjustments	**110**	277	**1,298**	3,422
Net cash flow from banking trading activities	**454**	693	**5,356**	8,555
Net decrease in collections/transmissions	**(16)**	(17)	**(189)**	(210)
Net increase in loans and advances to banks and customers	**(859)**	(997)	**(10,135)**	(12,305)
Net increase in deposits by banks and customer accounts	**114**	1,735	**1,345**	21,425
Net (decrease)/increase in debt securities in issue	**962**	(2,081)	**11,350**	(25,698)
Net increase in other operating assets	**(788)**	(135)	**(9,297)**	(1,663)
Net decrease/(increase) in other operating liabilities	**(279)**	123	**(3,293)**	1,509
Net cash outflow from banking operating activities	**(412)**	(679)	**(4,863)**	(8,387)

47 RECONCILIATION OF OPERATING PROFIT TO NET OPERATING CASH FLOWS continued

47(a) Analysis of cash flows	£m Year to 31 December 2004	£m Year to 31 December 2003	Rm Year to 31 December 2004	Rm Year to 31 December 2003
Returns on investment and servicing of finance				
Net interest paid	**(22)**	(30)	**(260)**	(370)
Dividends paid to minority interests	**(80)**	(95)	**(944)**	(1,173)
Bank charges and other finance costs	**(11)**	(3)	**(130)**	(37)
Net cash outflow from returns on investments and servicing of finance	**(113)**	(128)	**(1,334)**	(1,580)
Tax				
United Kingdom corporation tax	**10**	–	**118**	–
Overseas tax	**(303)**	(174)	**(3,575)**	(2,149)
Total tax paid	**(293)**	(174)	**(3,457)**	(2,149)
Capital expenditure and financial investment				
Net disposal of banking investment securities	**71**	316	**838**	3,903
Net purchase of tangible fixed assets	**(73)**	(89)	**(861)**	(1,099)
Net cash (outflow)/inflow from capital expenditure and financial investment	**(2)**	227	**(23)**	2,804
Acquisitions and disposals				
Acquisition of interests in subsidiary undertakings and revenue share payments	**(110)**	(67)	**(1,298)**	(827)
Disposal of interests in subsidiary and associate undertakings	**79**	227	**932**	2,803
Net cash movement on acquisition and disposals of subsidiaries	**–**	(77)	**–**	(951)
Net cash (outflow)/inflow from acquisitions and disposals	**(31)**	83	**(366)**	1,025
Financing				
Issue of ordinary share capital	**15**	41	**177**	506
Issue of ordinary share capital of subsidiary undertakings to minority interests	**217**	14	**2,560**	173
Net increase/(decrease) in amounts due to credit institutions	**104**	(365)	**1,227**	(4,507)
Net increase/(decrease) in subordinated liabilities	**(48)**	44	**(566)**	544
Repayment of convertible unsecured debt	**(4)**	(14)	**(52)**	(175)
Non-equity preference shares and preferred securities issued – net of issue costs	**–**	511	**–**	6,310
Net cash inflow from financing	**284**	231	**3,346**	2,851

47(b) Movement in portfolio investments, net of financing	£m Year to 31 December 2004	£m Year to 31 December 2003	Rm Year to 31 December 2004	Rm Year to 31 December 2003
Cash flow (excluding long term business):				
Net cash inflow for the year	**(157)**	36	**(1,852)**	445
Portfolio investments	**546**	616	**6,442**	7,605
Movement arising from cash flow	**389**	652	**4,590**	8,050
Movement in long term business	**96**	8	**1,133**	99
Changes in market values and exchange rates	**2,504**	3,401	**439**	2,652
Total movement in portfolio investments, net of financing	**2,989**	4,061	**6,162**	10,801
Portfolio investments, net of financing at beginning of year	**24,128**	20,067	**288,008**	277,207
Portfolio investments, net of financing at end of year	**27,117**	24,128	**294,170**	288,008

Notes to the Financial Statements
for the year ended 31 December 2004 continued

47 RECONCILIATION OF OPERATING PROFIT TO NET OPERATING CASH FLOWS continued

£m

47(c) Movement in insurance and other cash, investments and financing	At start of year	Cash flow	Changes in long term business	Changes to market value, currencies and other	At end of year
Movement in cash and insurance portfolio investments					
Cash in hand and at bank	695	(157)	(42)	8	504
Land and buildings	677	9	17	70	773
Other financial investments	22,756	537	121	2,426	25,840
	24,128	389	96	2,504	27,117
Movement in financing					
Share capital	384	2	–	–	386
Share premium and merger reserve	771	13	–	–	784
Subordinated liabilities	15	(15)	–	–	–
Amounts owed to credit institutions	377	104	–	(14)	467
Convertible loan stock	357	–	–	(25)	332
Preferred securities (including undistributed profits)	411	–	–	(19)	392
	2,315	104	–	(58)	2,361

Rm

	At start of year	Cash flow	Changes in long term business	Changes to market value, currencies and other	At end of year
Movement in cash and insurance portfolio investments					
Cash in hand and at bank	8,296	(1,852)	(496)	(481)	5,467
Land and buildings	8,081	106	201	(2)	8,386
Other financial investments	271,631	6,336	1,428	922	280,317
	288,008	4,590	1,133	439	294,170
Movement in financing					
Share capital	4,584	24	–	(421)	4,187
Share premium and merger reserve	9,203	153	–	(851)	8,805
Subordinated liabilities	179	(179)	–	–	–
Amounts owed to credit institutions	4,501	1,227	–	(663)	5,065
Convertible loan stock	4,261	–	–	(659)	3,602
Preferred securities (including undistributed profits)	4,906	–	–	(655)	4,251
	27,634	1,225	–	(3,249)	25,610

47 RECONCILIATION OF OPERATING PROFIT TO NET OPERATING CASH FLOWS continued

£m

47(d) Movement in banking cash and changes in financing during the period	At start of year	Cash flow	Changes to market value, currencies and other	At end of year
Cash and balances at central banks	1,025	(185)	86	926
Movement in financing				
Subordinated liabilities	648	(33)	63	678
Convertible loan stock	10	(4)	–	6
Non-equity preference shares (including undistributed profits)	244	–	22	266
	902	(37)	85	950

Rm

	At start of year	Cash flow	Changes to market value, currencies and other	At end of year
Cash and balances at central banks	12,235	(2,180)	–	10,055
Movement in financing				
Subordinated liabilities	7,745	(387)	–	7,358
Convertible loan stock	119	(52)	–	67
Non-equity preference shares (including undistributed profits)	2,912	–	(25)	2,887
	10,776	(439)	(25)	10,312

Supplementary Disclosures FRS 27 "Life Assurance"
for the year ended 31 December 2004

In December 2004, the UK Accounting Standards Board (ASB) released Financial Reporting Standard 27 "Life Assurance" (FRS 27) with implementation for years ending on or after 23 December 2005. In keeping with industry practice, and in recognition of the Memorandum of Understanding signed by UK listed insurance companies, the Association of British Insurers and the ASB, key components of FRS 27 disclosures are provided as supplementary information for the year ended 31 December 2004. This information is not subject to audit and does not form part of the financial statements. The disclosures will be incorporated into the financial statements prepared under International Financial Reporting Standards for the year ending 31 December 2005 and subsequent years.

CAPITAL POSITION STATEMENT

The capital position of the Group's significant life businesses, based on latest estimates, can be summarised as follows:

	£m			Rm		
	South Africa	United States	Rest of World	South Africa	United States	Rest of World
Equity shareholders' funds	3,357	1,228	85	36,418	13,318	922
Adjustments on to regulatory basis:						
Inadmissible assets	(33)	(55)	–	(354)	(600)	–
Other adjustments	(677)	(716)	(19)	(7,340)	(7,769)	(206)
Total available capital resources	2,647	457	66	28,724	4,949	716
Total capital requirements – local regulatory basis	1,013	160	26	10,993	1,738	282
Overall capital excess	1,634	297	40	17,731	3,211	434
Long term business provision (net of reinsurance)	14,168	8,331	370	153,697	90,376	4,015
Technical provisions for linked liabilities	6,599	147	817	71,587	1,595	8,863
	20,767	8,478	1,187	225,284	91,971	12,878

Technical provisions for linked liabilities exclude £414 million (R4,491 million) in respect of other life businesses not included in the above analysis.

South Africa

The amounts disclosed above represent the capital position of Old Mutual Life Assurance Company (South Africa) Limited (OMLAC(SA)). The calculations have been determined in accordance with the requirements of the South African Financial Services Board, with estimates of the regulatory adjustments, as regulatory returns have yet to be completed. At 31 December 2004, OMLAC(SA)'s statutory capital cover was 2.6 times the statutory capital adequacy requirement (SCAR), after allowing for statutory limitations on the value of certain assets.

The equity shareholders' funds include OMLAC(SA)'s investments in Nedcor Limited (£928 million (R10,066 million)) and Mutual & Federal Insurance Company Limited (£486 million (R5,274 million)). In addition, £261 million (R2,831 million) is invested in the Group's loan notes and £198 million (R2,153 million) is held in intercompany loans. There are no formal intra-Group arrangements that exist to provide capital to other subsidiaries. All intercompany loans are immediately repayable and subject to commercial terms and conditions, with the exception that interest may be waived in certain circumstances.

The amount of the surplus available to be distributed as dividends to the ultimate parent, Old Mutual plc, is subject to available distributable reserves within the shareholders' fund, maintaining the minimum statutory capital adequacy requirement and foreign exchange controls, as determined by the South African Reserve Bank.

United States

The amounts disclosed above represent the consolidated capital position of the US Life group of companies, including Fidelity & Guaranty Life Assurance Company, Fidelity & Guaranty Life Insurance Company of New York, Life Insurance Company of New York, OMNIA (Bermuda) Limited and Old Mutual Reassurance (Ireland) Limited. The calculations have been determined on the basis of local regulatory requirements for the United States, Bermuda and Ireland accordingly.

There are no formal intra-Group arrangements that exist to provide capital to other subsidiaries.

The amount of the surplus available to be distributed as dividends to the ultimate parent, Old Mutual plc, is subject to available distributable reserves within the entities and the requirement to maintain the minimum statutory capital requirements, being 100% of the risk-based capital (referred to as the Company Action Level).

Rest of World
The amounts disclosed above represent the capital position of the life business in Namibia and Old Mutual International, based in Guernsey. The statutory solvency requirement for Namibia is N$4 million (£0.4 million (R4 million)). The calculations have been determined on the South African statutory basis, which is more prudent. Old Mutual International has been included on the basis of the Guernsey regulatory requirements.

There are no formal intra-Group arrangements that exist to provide capital to other subsidiaries.

The amount of the surplus available to be distributed as dividends to the ultimate parent, Old Mutual plc, is subject to available distributable reserves within the shareholders' fund, maintaining the minimum statutory capital adequacy requirement and foreign exchange controls.

Capital management policies
Capital is actively managed to ensure that the Group is properly capitalised and funded at all times, having regard to its regulatory needs, prudent management and the needs of all stakeholders.

The Group has a business planning process that runs on an annual cycle with regular updates to projections. It is through this process, which includes risk and sensitivity analyses of forecasts, and the operations of the Group Capital Management Committee (GCMC) that the operating businesses gain approval from the Old Mutual plc Board for their requests for capital.

The GCMC is a sub-committee of the Executive Committee of the Board, established to set an appropriate framework and guidelines to ensure the appropriate management of capital, allocation of capital to the various businesses, and monitoring of the return on allocated capital for each business relative to the agreed hurdle. The GCMC comprises the Executive Directors of Old Mutual plc together with certain executives drawn from Old Mutual plc and/or one or more subsidiaries. Meetings are held as regularly as circumstances require and in any event not less than half-yearly and approve requests for capital that are outside the business plans.

Specifically, the Group has adopted the following capital management policies:

Each regulated business is required to hold, as a minimum, capital sufficient to meet the requirements of any applicable regulator in respect of its business in the jurisdictions in which it operates and such additional capital as management believes is necessary to ensure that obligations to policyholders and/or clients can be met on a timely basis.

Each business ensures that it maintains an appropriate level of liquidity at all times. Old Mutual plc further ensures that it can meet its expected capital and financing needs at all times, having regard to the Group's business plans, forecasts and any strategic initiatives.

The Group will always ensure it maintains adequate capital resources to ensure it satisfies its regulatory requirements.

From 1 January 2005, the Group is subject to the UK Financial Services Authority's Group capital adequacy requirements established following introduction of the EU Financial Groups Directive. Management regularly monitors the capital requirements of the Group, taking account of future balance sheet growth, profitability, projected dividend payments and any anticipated regulatory changes, in order to ensure that the Group is at all times able to meet the forecast future minimum capital requirements.

Sensitivities
The Group has both qualitative and quantitative risk management procedures to monitor, at the individual company and Group levels, the key risks and sensitivities of the business. This is achieved through stress tests, scenario analyses and individual risk assessments by the operating businesses. From an understanding of the principal risks, the Group defines appropriate risk limits and controls.

The key risks affecting the surplus capital of the Group are:

Market Risk – the risk of loss due to fluctuations in the financial markets (equity investment returns, interest rates or exchange rates).

Credit Risk – the risk of a major counterparty no longer being able to pay its debt, including amounts due as a result of investment activities.

Underwriting Risks – arise from higher claims being experienced than anticipated when premium, bonus rates and surrender value levels were set.

Business Risks – arise from changes in structural, regulatory and/or competitive environments.

For further details of the management of specific risks, refer to the Corporate Governance and Directors' Report on pages 26 to 41.

Statement of Directors' Responsibilities
in respect of the preparation of the Achieved Profits Basis Supplementary Information

The Guidance issued in December 2001 by the Association of British Insurers entitled "Supplementary Reporting for Long Term Insurance Business (the Achieved Profits Method)" ("the Guidance") requires the directors to prepare supplementary information presented under the Achieved Profits Method.

In preparing the Achieved Profits Supplementary Information, the directors are required to:

- select suitable methodologies and then apply them consistently;
- determine assumptions on a realistic basis, having regard to past, current and expected future experience and to any relevant external data, and then apply them consistently;
- state whether applicable accounting standards have been followed in relation to the residual assets, subject to any material departures disclosed and explained in the supplementary information; and
- prepare the supplementary information on the going concern basis unless it is inappropriate to presume that the Company will continue in business.

Independent Auditors' Report to Old Mutual plc on the Achieved Profits Basis Supplementary Information

for the year ended 31 December 2004

We have audited the supplementary information on pages 142 to 155 in respect of the year ended 31 December 2004. The supplementary information has been prepared in accordance with the guidance issued in December 2001 by the Association of British Insurers entitled "Supplementary Reporting for Long Term Insurance Business (the Achieved Profits Method)" ("the Guidance") using the methodology and assumptions set out on pages 142 to 155. The supplementary information should be read in conjunction with the primary financial statements which are on pages 57 to 137.

This report is made solely to the Company in accordance with the terms of our engagement. Our audit work has been undertaken so that we might state to the Company those matters we have been engaged to state in this report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company for our audit work, for this report, or for the opinions we have formed.

RESPECTIVE RESPONSIBILITIES OF DIRECTORS AND AUDITORS

As described on page 140, the directors' responsibilities include preparing the supplementary information on the achieved profits basis in accordance with the Guidance issued by the Association of British Insurers. Our responsibilities, as independent auditors, in relation to the supplementary information are established in the United Kingdom by the Auditing Practices Board, by our profession's ethical guidance and the terms of our engagement.

Under the terms of engagement we are required to report to the Company our opinion as to whether the supplementary information has been properly prepared in accordance with the Guidance using the methodology and assumptions set out on pages 142 to 155. We also report if we have not received all the information and explanations we require for this audit.

BASIS OF AUDIT OPINION

We conducted our audit in accordance with Auditing Standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the supplementary information. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the supplementary information, and of whether the accounting policies are appropriate to the Group's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the supplementary information stated on the achieved profits basis is free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion, we also evaluated the overall adequacy of the presentation of the supplementary information.

OPINION

In our opinion, the achieved profits supplementary information for the year ended 31 December 2004 has been properly prepared in accordance with the Guidance using the methodology and assumptions set out on pages 142 to 155.

KPMG Audit Plc
Chartered Accountants
8 Salisbury Square
London EC4Y 8BB

28 February 2005

Achieved Profits Basis Supplementary Information

for the year ended 31 December 2004

1 CONSOLIDATED PROFIT AND LOSS ACCOUNT ON AN ACHIEVED PROFITS BASIS

	£m		Rm	
	Year to 31 December 2004	Year to 31 December 2003 (Restated)***	**Year to 31 December 2004**	Year to 31 December 2003 (Restated)***
South Africa				
Life assurance	**623**	475	**7,350**	5,872
Asset management	**53**	55	**639**	678
Banking	**177**	(10)	**2,099**	(118)
General insurance	**89**	73	**1,057**	909
	942	593	**11,145**	7,341
United States				
Life assurance	**104**	127	**1,227**	1,569
Asset management	**89**	81	**1,050**	1,000
	193	208	**2,277**	2,569
United Kingdom and Rest of World				
Life assurance	**22**	(2)	**259**	(24)
Asset management	**10**	(8)	**117**	(95)
Banking	**14**	4	**158**	48
	46	(6)	**534**	(71)
	1,181	795	**13,956**	9,839
Other shareholders' income/(expenses)	**(33)**	(40)	**(390)**	(494)
Debt service costs	**(37)**	(48)	**(437)**	(593)
Adjusted operating profit*	**1,111**	707	**13,129**	8,752
Goodwill amortisation and impairment	**(110)**	(206)	**(1,290)**	(2,544)
Loss on disposal of investment in Dimension Data Holdings plc	**–**	(5)	**–**	(60)
Restructuring and integration costs	**(21)**	(32)	**(248)**	(394)
Change in credit provisioning methodology	**–**	(87)	**–**	(1,074)
Fines and penalties	**(49)**	–	**(596)**	–
Short term fluctuations in investment return (including economic assumption changes)				
Life assurance	**256**	71	**3,020**	872
Other	**38**	–	**449**	–
Investment return adjustment for own shares held in policyholders' funds	**(94)**	12	**(1,115)**	148
Other life assurance changes**	**(119)**	(86)	**(1,404)**	(1,065)
Operating profit on ordinary activities before tax	**1,012**	374	**11,945**	4,635
Non-operating items	**(35)**	(32)	**(418)**	(404)
Profit on ordinary activities before tax	**977**	342	**11,527**	4,231
Tax on profit on ordinary activities	**(327)**	(211)	**(3,859)**	(2,605)
Profit on ordinary activities after tax	**650**	131	**7,668**	1,626
Minority interests – equity	**(44)**	115	**(518)**	1,420
– non-equity	**(59)**	(46)	**(696)**	(568)
Profit for the financial year	**547**	200	**6,454**	2,478
Dividends paid and proposed	**(182)**	(166)	**(2,001)**	(2,006)
Retained profit for the financial year	**365**	34	**4,453**	472

1 CONSOLIDATED PROFIT AND LOSS ACCOUNT ON AN ACHIEVED PROFITS BASIS continued

The adjusted operating profit on an after-tax and minority interests basis is determined as follows:

	£m		Rm	
	Year to 31 December 2004	Year to 31 December 2003 (Restated)***	**Year to 31 December 2004**	Year to 31 December 2003 (Restated)***
Adjusted operating profit*	**1,111**	707	**13,129**	8,752
Tax on adjusted operating profit	**(254)**	(250)	**(2,999)**	(3,087)
	857	457	**10,130**	5,665
Minority interests – equity	**(83)**	(9)	**(979)**	(111)
– non-equity	**(59)**	(46)	**(696)**	(568)
Adjusted operating profit after tax and minority interests	**715**	402	**8,455**	4,986

Earnings per share – achieved profits basis		p		c
Adjusted operating earnings per share*	**19.1**	10.8	**225.6**	133.8
Basic earnings per share	**15.9**	5.9	**188.1**	72.6
Adjusted weighted average number of shares – millions	**3,748**	3,727	**3,748**	3,727
Weighted average number of shares – millions	**3,432**	3,411	**3,432**	3,411

* For life assurance and general insurance businesses, the adjusted operating profit is based on a long term investment return and includes investment returns on own shares held within the policyholders' funds. For banking business, adjusted operating profit excludes the loss on disposal of investment in Dimension Data Holdings plc, restructuring and integration costs and the transitional impact of the change of credit provisioning methodology. For all businesses, adjusted operating profit excludes goodwill amortisation and impairment and fines and penalties.

Adjusted operating earnings per share is similarly based, but is stated after tax and minority interests, with the calculation of the weighted average number of shares including own shares held in policyholders' funds. The segmental analysis within the achieved profits consolidated profit and loss account has been prepared on a gross of inter-segment transactions basis.

** Refer to segmental analysis of results in section 7.

*** 2003 comparatives have been restated to be consistent with the current year segmental presentation.

2 CONSOLIDATED STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES ON AN ACHIEVED PROFITS BASIS

	£m		Rm	
	Year to 31 December 2004	Year to 31 December 2003 (Restated)****	**Year to 31 December 2004**	Year to 31 December 2003 (Restated)****
Profit for the financial year	**547**	200	**6,454**	2,478
Foreign exchange movements	**250**	307	**(1,583)**	(2,186)
Total recognised gains and losses for the year	**797**	507	**4,871**	292

**** Comparative figures have been restated to reflect the adoption of Urgent Issues Taskforce Abstract 38 "Accounting for ESOP Trusts". The effect of this restatement is that consolidated achieved profits equity shareholders' funds of £3,561 million (R42,503 million) before prior year adjustments have been decreased by £109 million (R1,301 million).

Achieved Profits Basis Supplementary Information

for the year ended 31 December 2004 continued

3 RECONCILIATION OF MOVEMENTS IN CONSOLIDATED ACHIEVED PROFITS EQUITY SHAREHOLDERS' FUNDS

	£m		Rm	
	Year to 31 December 2004	Year to 31 December 2003 (Restated)*	**Year to 31 December 2004**	Year to 31 December 2003 (Restated)*
Total recognised gains and losses for the year	**797**	507	**4,871**	292
Dividends paid and proposed	**(182)**	(166)	**(2,001)**	(2,006)
	615	341	**2,870**	(1,714)
Issue of new capital	**–**	37	**–**	457
Shares issued under share incentive schemes	**15**	4	**177**	49
Net sales of shares held in ESOP Trusts and policyholders' funds	**33**	6	**389**	76
Net increase/(decrease) in achieved profits equity shareholders' funds	**663**	388	**3,436**	(1,132)
Achieved profits equity shareholders' funds at the beginning of the year	**3,452**	3,064	**41,202**	42,334
Achieved profits equity shareholders' funds at the end of the year	**4,115**	3,452	**44,638**	41,202

4 CONSOLIDATED BALANCE SHEET ON AN ACHIEVED PROFITS BASIS

	£m		Rm	
	At 31 December 2004	At 31 December 2003 (Restated)*	**At 31 December 2004**	At 31 December 2003 (Restated)*
Assets				
Goodwill	**1,152**	1,264	**12,497**	15,088
Insurance and other assets	**37,608**	32,409	**407,979**	386,855
Banking assets	**27,500**	24,042	**298,345**	286,985
Total long term in-force business asset	**872**	700	**9,460**	8,353
Total assets	**67,132**	58,415	**728,281**	697,281
Liabilities				
Achieved profits equity shareholders' funds	**4,115**	3,452	**44,638**	41,202
Minority interests	**1,529**	1,312	**16,589**	15,662
Subordinated liabilities	**–**	15	**–**	179
Insurance and other liabilities	**35,589**	30,724	**386,078**	366,735
Banking liabilities	**25,899**	22,912	**280,976**	273,503
Total liabilities	**67,132**	58,415	**728,281**	697,281
Reconciliation of total long term in-force business asset				
Value of in-force business	**1,592**	1,276	**17,271**	15,227
OMUSL statutory solvency adjustment	**(716)**	(566)	**(7,767)**	(6,756)
OMI life subsidiaries statutory solvency adjustment	**(19)**	(17)	**(206)**	(203)
Adjustment for discounting CGT	**15**	7	**162**	85
Total long term in-force business asset	**872**	700	**9,460**	8,353

* Comparative figures have been restated to reflect the adoption of Urgent Issues Taskforce Abstract 38 "Accounting for ESOP Trusts" (UITF38). The effect of this restatement is that consolidated achieved profits equity shareholders' funds of £3,561 million (R42,503 million) before prior year adjustments have been decreased by £109 million (R1,301 million).

This supplementary information has been approved by the Board and signed on its behalf by:

Julian V F Roberts
Group Finance Director
28 February 2005

5 BASIS OF PREPARATION

This supplementary information has been prepared in accordance with the methodology for supplementary reporting for long term insurance business (the Achieved Profits Method) issued in December 2001 by the Association of British Insurers.

The objective of the Achieved Profits Method is to recognise profit as it is earned arising from contracts of long term assurance business. The methodology is based on an attribution of the assets of a life assurance company between those backing long term assurance contracts (backing assets) and the residual assets representing unencumbered capital.

The backing assets cover:
(i) the long term liabilities calculated in accordance with local supervisory requirements; and
(ii) the solvency capital requirements in each country (or equivalent where there is no local requirement).

Under the Achieved Profits Method the profits of the long term assurance business comprise:
(i) the cash transfers to the residual assets from the backing assets as determined following the statutory valuation;
(ii) the movement over the accounting period in the present value of the expected future cash flows to the residual assets from contracts in-force at the balance sheet date and their backing assets; and
(iii) the return on the residual assets.

Shareholder profit arises fundamentally from:
(i) the difference between (a) the amounts charged to policyholders for guarantees, expenses and insurance and (b) the actual experience of these items; and
(ii) the investment return earned on capital.

In addition for the United States business, the guarantees for interest credited to policyholders' funds are reset periodically. The assumed future credited interest rates are consistent with investment earnings made and in line with recent Company policy.

The treatment within this supplementary information of all business other than life assurance business is unchanged from the statutory financial statements.

Achieved Profits Basis Supplementary Information

for the year ended 31 December 2004 continued

6 COMPONENTS OF ACHIEVED PROFITS EQUITY SHAREHOLDERS' FUNDS

	£m		Rm	
	At 31 December 2004	At 31 December 2003 (Restated)*	**At 31 December 2004**	At 31 December 2003 (Restated)*
Shareholders' adjusted net worth	**2,525**	2,178	**27,391**	26,000
Equity shareholders' funds	**3,245**	2,754	**35,202**	32,874
Adjustment to include OMUSL on a statutory solvency basis	**(716)**	(566)	**(7,767)**	(6,756)
Adjustment to include OMI life subsidiaries on a statutory solvency basis	**(19)**	(17)	**(206)**	(203)
Adjustment for discounting CGT	**15**	7	**162**	85
Value of in-force business	**1,592**	1,276	**17,271**	15,227
Value of in-force business before cost of solvency capital	**1,871**	1,450	**20,297**	17,304
Cost of solvency capital	**(279)**	(174)	**(3,026)**	(2,077)
Minority interest in value of in-force business	**(2)**	(2)	**(24)**	(25)
Achieved profits equity shareholders' funds	**4,115**	3,452	**44,638**	41,202
Pro-forma adjustment to bring Group investments to market value				
Achieved profits equity shareholders' funds	**4,115**	3,452	**44,638**	41,202
Adjustment to bring listed subsidiaries to market value	**876**	288	**9,502**	3,444
Adjustment to market value of own shares held in policyholders' funds	**368**	275	**3,994**	3,283
Adjusted embedded value	**5,359**	4,015	**58,134**	47,929
		p		c
Adjusted embedded value per share	**139.1**	104.6	**1,508**	1,249
Number of shares in issue at the end of the period including own shares held in policyholders' funds – millions	**3,854**	3,837	**3,854**	3,837

* Comparative figures have been restated to reflect the adoption of Urgent Issues Taskforce Abstract 38 "Accounting for ESOP Trusts". The effect of this restatement is that consolidated achieved profits equity shareholders' funds of £3,561 million (R42,503 million) before prior year adjustments have been decreased by £109 million (R1,301 million).

Shareholders' adjusted net worth includes goodwill relating to OMUSL of £56 million (R608 million) (December 2003: £63 million (R752 million)).

The table below sets out a geographical analysis of the value of in-force business.

	£m		Rm	
	At 31 December 2004	At 31 December 2003	**At 31 December 2004**	At 31 December 2003
South Africa	**1,005**	824	**10,903**	9,832
Individual business	**698**	507	**7,577**	6,053
Group business	**307**	317	**3,326**	3,779
United States	**512**	393	**5,554**	4,691
United Kingdom and Rest of World	**75**	59	**814**	704
Value of in-force business	**1,592**	1,276	**17,271**	15,227

6 COMPONENTS OF ACHIEVED PROFITS EQUITY SHAREHOLDERS' FUNDS continued

The encumbered and unencumbered capital for South Africa and United States is shown in the table below.

	£m		Rm	
	At 31 December 2004	At 31 December 2003	At 31 December 2004	At 31 December 2003
South Africa	**1,692**	1,551	**18,350**	18,513
Encumbered capital	**1,016**	1,021	**11,020**	12,186
Unencumbered capital	**676**	530	**7,330**	6,327
United States	**456**	391	**4,948**	4,666
Encumbered capital	**160**	153	**1,736**	1,822
Unencumbered capital	**296**	238	**3,212**	2,844

For South Africa the average unencumbered capital applicable was £306 million (R3,606 million) (December 2003: £196 million (R2,419 million)). These average figures were used to determine the expected return on unencumbered capital.

7 SEGMENTAL ANALYSIS OF RESULTS

	£m				Rm			
	South Africa	United States	UK and Rest of World	Total	South Africa	United States	UK and Rest of World	Total
Year to 31 December 2004								
New business contribution	98	88	4	190	1,156	1,038	47	2,241
Profits from existing business:								
Expected return on in-force business	193	45	6	244	2,277	531	71	2,879
Expected return on encumbered capital	114	9	5	128	1,345	106	59	1,510
Experience variances	74	(24)	(2)	48	873	(283)	(24)	566
Operating assumption changes	106	(28)	9	87	1,251	(330)	106	1,027
Expected return on unencumbered capital	38	14	–	52	448	165	–	613
Life assurance adjusted operating profit before tax	623	104	22	749	7,350	1,227	259	8,836
Investment return variances:								
On value of in-force	43	26	4	73	507	307	47	861
On capital	111	(9)	7	109	1,310	(106)	82	1,286
Effect of economic assumption changes	71	–	3	74	838	–	35	873
Effect of changes in and cost of solvency capital	(117)	–	(2)	(119)	(1,380)	–	(24)	(1,404)
Life assurance achieved profits before tax	731	121	34	886	8,625	1,428	399	10,452
Attributed tax	(206)	(36)	–	(242)	(2,431)	(425)	–	(2,856)
Life assurance achieved profits after tax	525	85	34	644	6,194	1,003	399	7,596

Achieved Profits Basis Supplementary Information

for the year ended 31 December 2004 continued

7 SEGMENTAL ANALYSIS OF RESULTS continued

	£m				Rm			
	South Africa	United States	UK and Rest of World	Total	South Africa	United States	UK and Rest of World	Total
Year to 31 December 2003 (Restated)*								
New business contribution	108	57	2	167	1,334	704	25	2,063
Profits from existing business:								
Expected return on in-force business	188	39	6	233	2,322	482	74	2,878
Expected return on encumbered capital	147	11	5	163	1,818	136	62	2,016
Experience variances	29	(9)	(9)	11	358	(111)	(111)	136
Operating assumption changes	(23)	15	(6)	(14)	(284)	185	(74)	(173)
Expected return on unencumbered capital	26	14	–	40	324	173	–	497
Life assurance adjusted operating profit before tax	475	127	(2)	600	5,872	1,569	(24)	7,417
Investment return variances:								
On value of in-force business	27	20	3	50	333	247	37	617
On capital	(36)	(1)	(12)	(49)	(450)	(12)	(148)	(610)
Effect of economic assumption changes	79	(11)	2	70	976	(136)	25	865
Effect of changes in and costs of solvency capital	(59)	–	–	(59)	(729)	–	–	(729)
Effect of FSV economic assumption changes	(32)	–	–	(32)	(395)	–	–	(395)
Effect of BoE Life	5	–	–	5	59	–	–	59
Life assurance achieved profits before tax	459	135	(9)	585	5,666	1,668	(110)	7,224
Attributed tax	(127)	(34)	–	(161)	(1,568)	(420)	–	(1,988)
Life assurance achieved profits after tax	322	101	(9)	424	4,098	1,248	(110)	5,236

* 2003 comparatives have been restated to be consistent with the current year segmental presentation.

Expected return on the unencumbered capital for South Africa and the United States is 12.5% p.a. (2003: 13.4%) and 6.0% p.a. (2003: 7.0%) respectively. For South Africa the expected return is applied to the average unencumbered capital given in section 6.

The South African operating assumption changes of £106 million (R1,251 million) for 2004 include: (a) £60 million (R708 million) before tax increase in the value of in-force business in respect of an increase in discretionary mortality margins in the Financial Soundness Valuation (FSV), which arose as a result of a reduction in Individual Business mortality assumptions, reflecting positive experience variances, (b) £62 million (R732 million) before tax increase in the value of in-force business in respect of sources of profit that have not previously been valued, and (c) other changes to valuation methodology and assumptions.

The segmental results of the United States include the operating profit generated by Old Mutual Reassurance (Ireland) Limited (OMRe), which provides reinsurance to the United States life companies, and OMNIA Life (Bermuda) Limited. During 2004, all the deferred annuity business reinsured with OMRe was recaptured by the United States life companies. The effect of this recapture was to reduce the life assurance achieved profit for 2004 by £31 million (R366 million) before tax which is included within experience variances.

The effect of changes in and cost of solvency capital for South Africa reflects changes in the amount of solvency capital required and in the mix of assets backing the solvency capital.

The effect of FSV economic assumption changes in 2003 reflects the impact of reducing the economic assumptions for the South African actuarial liability valuation by 3% p.a.

The effect of BoE Life in 2003 reflects the recognition of the initial value of the in-force business on acquisition.

The difference between the total tax charge shown in the above segmental analysis and the total tax charge shown in the profit and loss account in section 1, represents the tax charge on the non-life businesses.

7 SEGMENTAL ANALYSIS OF RESULTS continued

	£m		Rm	
	Year to 31 December 2004	Year to 31 December 2003	**Year to 31 December 2004**	Year to 31 December 2003
Tax on life assurance achieved profits				
South Africa – value of in-force	**163**	119	**1,923**	1,469
– capital	**43**	8	**508**	99
United States	**36**	34	**425**	420
United Kingdom and Rest of World	**–**	–	**–**	–
	242	161	**2,856**	1,988
Tax on other businesses	**85**	50	**1,003**	617
Tax on profit on ordinary activities	**327**	211	**3,859**	2,605

Achieved Profits Basis Supplementary Information

for the year ended 31 December 2004 continued

8 VALUE OF NEW BUSINESS

The tables below set out a geographical analysis of the value of new business (VNB) for the year to 31 December 2004 and the year to 31 December 2003. Annual Premium Equivalent (APE) is calculated as recurring premiums plus 10% of single premiums. New business profitability, as measured by the ratio of the VNB to the APE, is also shown under "Margin" below.

The value of new business is disclosed both on a gross and after tax basis. The assumptions and tax rates used to calculate the value of new business are set out in section 9.

	Individual business	Group business	South Africa	United States	UK and Rest of World	Total
Year to 31 December 2004						
£m						
Recurring premiums	**157**	**15**	**172**	**58**	**10**	**240**
Single premiums	**546**	**203**	**749**	**2,157**	**146**	**3,052**
Annual Premium Equivalent	**212**	**35**	**247**	**274**	**25**	**546**
Value of new business before tax	**84**	**14**	**98**	**88**	**4**	**190**
Value of new business after tax	**52**	**9**	**61**	**62**	**4**	**127**
Margin before tax	**39%**	**41%**	**40%**	**32%**	**16%**	**35%**
Margin after tax	**24%**	**25%**	**25%**	**23%**	**16%**	**23%**
Rm						
Recurring premiums	**1,858**	**182**	**2,040**	**679**	**118**	**2,837**
Single premiums	**6,442**	**2,399**	**8,841**	**25,455**	**1,728**	**36,024**
Annual Premium Equivalent	**2,502**	**422**	**2,924**	**3,225**	**291**	**6,440**
Value of new business before tax	**983**	**173**	**1,156**	**1,038**	**47**	**2,241**
Value of new business after tax	**612**	**107**	**719**	**732**	**47**	**1,498**
Year to 31 December 2003						
£m						
Recurring premiums	157	18	175	67	11	253
Single premiums	475	472	947	1,715	100	2,762
Annual Premium Equivalent	205	65	270	238	21	529
Value of new business before tax	68	40	108	49	2	159
Value of new business after tax	42	25	67	36	2	105
Margin before tax	33%	61%	40%	21%	10%	30%
Margin after tax	21%	38%	25%	15%	15%	20%
Rm						
Recurring premiums	1,933	227	2,160	827	134	3,121
Single premiums	5,867	5,823	11,690	21,178	1,242	34,110
Annual Premium Equivalent	2,520	809	3,329	2,945	258	6,532
Value of new business before tax	840	494	1,334	605	25	1,964
Value of new business after tax	519	309	828	445	25	1,298

The new business shown above for 31 December 2004 for South African Group recurring premium business includes bulk new business into existing schemes, with value of new business of £1 million (R10 million) after tax and APE of £3 million (R33 million).

The new business shown above for the United States for 31 December 2003 excludes the value of OMNIA Life (Bermuda) business that was acquired during 2003, and which is included within the value of new business shown in section 7.

The value of new individual unit trust and some group market-linked business written by the life companies is excluded, as the profits on this business arise in the asset management subsidiaries. The value of new business also excludes premium increases arising from indexation arrangements in respect of existing business, as these are already included in the value of in-force business. The premiums shown for the United States exclude reinsurance ceded externally.

8 VALUE OF NEW BUSINESS continued

A reconciliation of the new business premiums shown in the notes to the financial statements to those shown above, for the year to 31 December 2004, is set out below.

	£m		Rm	
	Recurring premiums	Single premiums	Recurring premiums	Single premiums
New business premiums as stated in the notes to the financial statements	240	3,389	2,837	39,987
Less:				
United States reinsurance ceded externally	–	(12)	–	(139)
Group market-linked business not valued	–	(238)	–	(2,799)
Unit trust business not valued	–	(87)	–	(1,025)
New business premiums as per achieved profits supplementary information	240	3,052	2,837	36,024

Achieved Profits Basis Supplementary Information

for the year ended 31 December 2004 continued

9 ASSUMPTIONS

The principal assumptions used in the calculation of the value of in-force business and the value of new business are set out below.

- The pre-tax investment and economic assumptions used for South African and United States businesses were as follows:

	At 31 December 2004	At 31 December 2003
South Africa		
Fixed interest return	**8.3%**	9.4%
Cash return	**7.0%**	–
Equity return	**10.3%**	11.4%
Property return	**9.3%**	10.4%
Inflation	**5.3%**	6.4%
Risk discount rate	**10.8%**	11.9%
United States		
Treasury yield	**4.3%**	4.3%
Inflation	**3.0%**	3.0%
New money yield assumed	**5.1%**	6.0%
Net portfolio earned rate	**5.9%**	6.4%
Risk discount rate	**8.3%**	8.3%

- For the other operations, appropriate investment and economic assumptions were chosen on bases consistent with those adopted in South Africa. Where applicable, rates of future bonuses have been set at levels consistent with the investment return assumptions. Projected company taxation is based on the current tax basis that applies in each country.

- For the South African business, full allowance has been made for STC that may be payable in South Africa. Account has been taken of the impact of CGT in South Africa. It has been assumed that 10% of the equity portfolio (excluding group subsidiaries) will be traded each year. For the United States business full allowance has been made for existing tax attributes of the companies, including the use of existing carry forwards and preferred tax credit investments. Achieved profits results are initially calculated on an after tax basis and are then grossed up to the pre-tax level for presentation in the profit and loss account and the segmental analysis of results. The tax rates used were the effective corporation tax rates of 37.8% for South Africa (2003: 37.8%), 30% for the United States (2003: 25%) and 0% for the United Kingdom and the Rest of World (2003: 0%) except for the investment return on South African capital, for which the attributed tax was derived from the primary accounts.

- The assumed future mortality, morbidity and voluntary discontinuance rates have been based as far as possible on analyses of recent operating experience. Allowance has been made where appropriate for the effect of expected AIDS-related claims.

- The management expenses attributable to life assurance business have been analysed between expenses relating to the acquisition of new business and the maintenance of business in-force. The future expenses attributable to life assurance business do not include Group holding company expenses.

9 ASSUMPTIONS continued

- No material allowance has been made for future development costs.
- Future investment expenses are based on the current scales of fees payable by the life assurance companies to the asset management subsidiaries. To the extent that these fees include profit margins for the asset management subsidiaries, these margins have not been included in the value of in-force business or the value of new business.
- The effect of increases in premiums over the period for policies in-force has been included in the value of in-force business only where such increases are associated with indexation arrangements. Other increases in premiums of existing policies are included in the value of new business.
- New schemes written on which recurring single premiums are expected to be received on a regular basis are treated as new business. The annualised premium is recognised as recurring premium new business at inception of the scheme and is determined by annualising the actual premiums received during the year in question. Subsequent recurring single premiums received in future years are not treated as new business, as these have already been provided for in calculating the value of in-force business.
- The sensitivity of the value of in-force and value of new business to changes in key assumptions are set out in section 10.

The principal exchange rates used to translate the operating results of key foreign business segments to Sterling are:

	Rand		US$	
	2004	2003	**2004**	2003
Profit and loss account (average rate for the year)	**11.7986**	12.3487	**1.8327**	1.6354
Balance sheet (closing rate at 31 December)	**10.8482**	11.9367	**1.9158**	1.7833

Achieved Profits Basis Supplementary Information

for the year ended 31 December 2004 continued

10 ALTERNATIVE ASSUMPTIONS

The tables below for South Africa and the United States show the sensitivity of the value of in-force at 31 December 2004 and the value of new business for the year to 31 December 2004 to changes in key assumptions. For each sensitivity illustrated, all other assumptions have been left unchanged. The value of new business is shown before tax.

The sensitivity of the adjustment for discounting CGT, which is included in the shareholders' adjusted net worth, to changes in the central discount rate is not material and is not included in the table below.

	£m		Rm	
South Africa	Value of in-force business at 31 December 2004	Value of new life business at 31 December 2004	Value of in-force business at 31 December 2004	Value of new life business at 31 December 2004
Central assumptions	1,005	98	10,903	1,156
Value before cost of solvency capital	1,248	111	13,543	1,310
Cost of solvency capital	(243)	(13)	(2,640)	(154)
Effect of:				
Central discount rate +1%	878	87	9,525	1,025
Value before cost of solvency capital	1,178	102	12,777	1,203
Cost of solvency capital	(300)	(15)	(3,252)	(178)
Central discount rate −1%	1,149	111	12,462	1,310
Value before cost of solvency capital	1,327	120	14,393	1,415
Cost of solvency capital	(178)	(9)	(1,931)	(105)
Pre-tax investment return assumptions −1%, with bonus rates changing commensurately	919	92	9,969	1,086
Value before cost of solvency capital	1,210	106	13,126	1,251
Cost of solvency capital	(291)	(14)	(3,157)	(165)
Voluntary discontinuance rates +10%	984	90	10,675	1,062
Maintenance expense levels +10%, with no corresponding increase in policy charges	944	92	10,241	1,085
Inflation assumption +1%, with no corresponding increase in policy charges	970	93	10,523	1,097
Mortality and morbidity assumptions for assurances +10%, and mortality assumptions for annuities −10%, with no corresponding increase in policy charges	906	82	9,828	967
For value of new business, acquisition expenses other than commission and commission-related expenses +10%, with no corresponding increase in policy charges	–	92	–	1,085

10 ALTERNATIVE ASSUMPTIONS continued

United States	£m Value of in-force business at 31 December 2004	£m Value of new life business at 31 December 2004	Rm Value of in-force business at 31 December 2004	Rm Value of new life business at 31 December 2004
Central assumptions	512	88	5,554	1,038
Value before cost of solvency capital	543	102	5,891	1,203
Cost of solvency capital	(31)	(14)	(337)	(165)
Effect of:				
Central discount rate +1%	489	83	5,305	979
Value before cost of solvency capital	525	98	5,695	1,156
Cost of solvency capital	(36)	(15)	(390)	(177)
Central discount rate –1%	537	94	5,825	1,109
Value before cost of solvency capital	562	105	6,097	1,239
Cost of solvency capital	(25)	(11)	(272)	(130)
Pre-tax investment return assumptions –1%, with credited rates changing commensurately	481	81	5,222	956
Value before cost of solvency capital	515	96	5,586	1,133
Cost of solvency capital	(34)	(15)	(364)	(177)
Voluntary discontinuance rates +10%	479	82	5,194	967
Maintenance expense levels +10%, with no corresponding increase in policy charges	491	85	5,321	1,003
Inflation assumption +1%, with no corresponding increase in policy charges	510	86	5,531	1,015
Mortality and morbidity assumptions for assurances +10%, and mortality assumptions for annuities –10%, with no corresponding increase in policy charges	508	88	5,509	1,038
Increasing Risk Based Capital to 200%, with 1% reduction in central discount rate	512	83	5,553	979
Value before cost of solvency capital	562	105	6,097	1,239
Cost of solvency capital	(50)	(22)	(544)	(260)
For value of new business, acquisition expenses other than commission and commission-related expenses +10%, with no corresponding increase in policy charges	–	85	–	1,003

Financial History
Sterling

	2004	2003 (Restated)	2002 (Restated)	2001 (Restated)	2000 (Restated)
					£m
Life assurance new business premiums					
Single	**3,389**	3,200	4,003	2,140	1,902
Recurring	**240**	262	219	217	248
Annual premium equivalent	**579**	583	619	431	438
Summary consolidated profit and loss account					
South Africa					
Life assurance					
– Technical result	**313**	260	208	249	250
– Long term investment return	**167**	178	135	148	215
	480	438	343	397	465
Asset management	**53**	55	28	37	46
Banking	**177**	(10)	165	290	269
General insurance	**89**	73	35	46	44
	799	556	571	770	824
United States					
Life assurance	**96**	85	83	13	–
Asset management	**89**	81	95	116	44
	185	166	178	129	44
United Kingdom and Rest of World					
Life assurance	**18**	20	(3)	(2)	13
Asset management	**10**	(8)	2	(3)	34
Banking	**14**	4	56	79	58
	42	16	55	74	105
	1,026	738	804	973	973
Other shareholders' income/expenses	**(33)**	(40)	(22)	(29)	(34)
Debt service costs	**(37)**	(48)	(58)	(67)	(28)
Write-down of strategic investments	**–**	–	–	(21)	–
Adjusted operating profit	**956**	650	724	856	911
Goodwill amortisation and impairment	**(110)**	(206)	(120)	(632)	(54)
Loss on disposal/write-down of investment in Dimension Data Holdings plc	**–**	(5)	(68)	(269)	–
Restructuring and integration costs	**(21)**	(32)	(14)	–	–
Change in credit provisioning methodology	**–**	(87)	–	–	–
Fines and penalties	**(49)**	–	–	–	–
Short term fluctuations in investment return	**226**	143	(91)	126	(180)
Investment return adjustment for own shares held in policyholders' funds	**(94)**	12	42	76	(73)
Operating profit on ordinary activities before tax	**908**	475	473	157	604
Non-operating items	**(35)**	(32)	(6)	–	356
Profit on ordinary activities before tax	**873**	443	467	157	960
Tax on profit on ordinary activities	**(286)**	(241)	(224)	(319)	(138)
Profit/(loss) on ordinary activities after tax	**587**	202	243	(162)	822
Minority interests (equity and non-equity)	**(103)**	71	(44)	(26)	(341)
Profit/(loss) for the financial year	**484**	273	199	(188)	481
Dividends paid and proposed	**(182)**	(166)	(161)	(158)	(152)
Retained profit/(loss) for the financial year	**302**	107	38	(346)	329

Earnings and dividend per share	2004	2003 (Restated)	2002 (Restated)	2001 (Restated)	2000 (Restated)
					p
Adjusted operating earnings per share	**15.3**	10.0	11.3	12.1	18.4
Basic earnings per share	**14.1**	8.0	5.9	(5.8)	15.7
Dividend per share	**5.25**	4.8	4.8	4.8	4.7
Adjusted weighted average number of shares – millions	**3,748**	3,727	3,670	3,550	3,373
Weighted average number of shares – millions	**3,432**	3,411	3,354	3,234	3,057

Consolidated balance sheet	2004	2003 (Restated)	2002 (Restated)	2001 (Restated)	2000 (Restated)
					£m
Assets					
Intangible assets (goodwill)	**1,152**	1,264	1,598	1,580	2,279
Insurance and other assets	**37,608**	32,409	26,231	31,553	26,288
Banking assets	**27,500**	24,042	21,377	11,309	17,287
	66,260	57,715	49,206	44,442	45,854
Liabilities					
Equity shareholders' funds	**3,245**	2,754	2,424	2,108	3,046
Minority interests	**1,527**	1,310	927	565	1,013
Subordinated liabilities	**–**	15	18	22	39
Insurance and other liabilities	**35,589**	30,724	25,602	31,292	26,355
Banking liabilities	**25,899**	22,912	20,235	10,455	15,401
	66,260	57,715	49,206	44,442	45,854
Funds under management	**140,124**	125,226	123,334	142,819	168,223
Adjusted embedded value	**5,359**	4,015	3,828	3,437	5,465

Exchange rates	2004	2003	2002	2001	2000
Sterling/Rand					
Average rate	**11.7986**	12.3487	15.7878	12.3923	10.5213
Closing rate	**10.8482**	11.9367	13.8141	17.4286	11.3148
Sterling/US Dollar					
Average rate	**1.8327**	1.6354	1.5030	1.4405	1.5159
Closing rate	**1.9158**	1.7833	1.6105	1.4542	1.4937

The information contained in the above financial history is extracted from published accounts. Comparative years have been restated for the implementation of FRS 19 "Deferred Tax", UITF Abstract 37 "Purchases and Sales of Own Shares" and UITF Abstract 38 "Accounting for ESOP Trusts".

Financial History
Rand

Rm

	2004	2003 (Restated)	2002 (Restated)	2001 (Restated)	2000 (Restated)
Life assurance new business premiums					
Single	**39,987**	39,515	63,187	26,520	20,010
Recurring	**2,837**	3,235	3,444	2,688	2,609
Annual premium equivalent	**6,835**	7,186	9,763	5,339	4,610
Summary consolidated profit and loss account					
South Africa					
Life assurance					
– Technical result	**3,697**	3,210	3,283	3,085	2,630
– Long term investment return	**1,974**	2,198	2,131	1,830	2,262
	5,671	5,408	5,414	4,915	4,892
Asset management	**639**	678	441	458	484
Banking	**2,099**	(118)	2,605	3,593	2,829
General insurance	**1,057**	909	556	570	463
	9,466	6,877	9,016	9,536	8,668
United States					
Life assurance	**1,126**	1,050	1,310	161	–
Asset management	**1,050**	1,000	1,500	1,437	462
	2,176	2,050	2,810	1,598	462
United Kingdom and Rest of World					
Life assurance	**206**	248	(47)	(25)	137
Asset management	**117**	(95)	31	(38)	359
Banking	**158**	48	884	979	611
	481	201	868	916	1,107
	12,123	9,128	12,694	12,050	10,237
Other shareholders' income/expenses	**(390)**	(494)	(347)	(359)	(357)
Debt service costs	**(437)**	(593)	(916)	(830)	(295)
Write-down of strategic investments	**–**	–	–	(260)	–
Adjusted operating profit	**11,296**	8,041	11,431	10,601	9,585
Goodwill amortisation and impairment	**(1,290)**	(2,544)	(1,895)	(7,832)	(568)
Loss on disposal/write-down of investment in Dimension Data Holdings plc	**–**	(60)	(1,080)	(3,334)	–
Restructuring and integration costs	**(246)**	(394)	(227)	–	–
Change in credit provisioning methodology	**–**	(1,074)	–	–	–
Fines and penalties	**(596)**	–	–	–	–
Short term fluctuations in investment return	**2,662**	1,767	(1,439)	1,561	(1,894)
Investment return adjustment for own shares held in policyholders' funds	**(1,115)**	148	663	943	(763)
Operating profit on ordinary activities before tax	**10,711**	5,884	7,453	1,939	6,360
Non-operating items	**(418)**	(404)	(88)	–	3,746
Profit on ordinary activities before tax	**10,293**	5,480	7,365	1,939	10,106
Tax on profit on ordinary activities	**(3,374)**	(2,976)	(3,535)	(3,948)	(1,455)
Profit/(loss) on ordinary activities after tax	**6,919**	2,504	3,830	(2,009)	8,651
Minority interests (equity and non-equity)	**(1,215)**	877	(695)	(322)	(3,588)
Profit/(loss) for the financial year	**5,704**	3,381	3,135	(2,331)	5,063
Dividends paid and proposed	**(2,001)**	(2,006)	(2,319)	(2,433)	(1,595)
Retained profit/(loss) for the financial year	**3,703**	1,375	816	(4,764)	3,468

Earnings and dividend per share	2004	2003 (Restated)	2002 (Restated)	2001 (Restated)	2000 (Restated)
					c
Adjusted operating earnings per share	**181.1**	123.8	179.0	149.1	194.3
Basic earnings per share	**166.2**	99.1	93.5	(72.1)	165.6
Dividend per share	**58.5***	56.0	66.0	72.3	49.5
Adjusted weighted average number of shares – millions	**3,748**	3,727	3,670	3,550	3,373
Weighted average number of shares – millions	**3,432**	3,411	3,354	3,234	3,057

Consolidated balance sheet	2004	2003 (Restated)	2002 (Restated)	2001 (Restated)	2000 (Restated)
					Rm
Assets					
Intangible assets (goodwill)	**12,497**	15,088	22,075	27,537	25,786
Insurance and other assets	**407,979**	386,855	362,363	549,932	297,484
Banking assets	**298,345**	286,985	295,291	197,099	195,597
	718,821	688,928	679,729	774,568	518,867
Liabilities					
Equity shareholders' funds	**35,202**	32,874	33,491	36,745	34,505
Minority interests	**16,565**	15,637	12,808	9,847	11,458
Subordinated liabilities	–	179	249	383	442
Insurance and other liabilities	**386,078**	366,735	353,666	545,377	298,203
Banking liabilities	**280,976**	273,503	279,515	182,216	174,259
	718,821	688,928	679,729	774,568	518,867
Funds under management	**1,520,092**	1,494,786	1,703,747	2,489,141	1,903,414
Adjusted embedded value	**58,134**	47,929	52,890	59,883	61,831

* The dividend recommended (final 3.5p per share, making 5.25p per share for the year) will be converted, for payment to shareholders on the branch registers and the Namibian section of the principal register, into local currencies at exchange rates ruling at the close of business on 31 March 2005 (or 30 March 2005 in the case of Zimbabwe).

Notice of Annual General Meeting

The Annual General Meeting of Old Mutual plc (the "Company") will be held in the Presentation Suite, 2nd Floor, Old Mutual Place, 2 Lambeth Hill, London EC4V 4GG on Wednesday 11 May 2005 at 11.00 a.m. for the following purposes:

1 To receive and adopt the directors' report and audited financial statements of the Group for the year ended 31 December 2004.

2 To declare a final dividend of 3.5p per ordinary share.

3 (i) To elect Mr R P Edey as a director of the Company;
(ii) To elect Professor W L Nkuhlu as a director of the Company;
(iii) To re-elect Mr C D Collins as a director of the Company;
(iv) To re-elect Mr J H Sutcliffe as a director of the Company.

4 To re-appoint KPMG Audit Plc as auditors to the Company.

5 To authorise the Audit Committee to settle the remuneration of the auditors.

As special business, to consider and, if thought fit, pass the following resolutions, those numbered 6 and 7 as Ordinary Resolutions and those numbered 8, 9 and 10 (i) to (iv) as Special Resolutions:

ORDINARY RESOLUTIONS

6 To approve the Remuneration Report in the Company's report and accounts for the year ended 31 December 2004.

7 That, pursuant to section 80 of the Companies Act 1985, and in substitution for any previously existing authority under that section insofar as not already used, the directors be and they are hereby authorised generally and unconditionally to allot relevant securities (as defined in the said section 80) up to an aggregate nominal amount of £38,544,000 provided that:

(i) this authority shall expire at the end of the next Annual General Meeting of the Company; and

(ii) the Company may before such expiry make one or more offers or agreements which would or might require securities to be allotted after such expiry and the directors may allot relevant securities in pursuance of such offers or agreements as if the authority hereby conferred had not expired.

SPECIAL RESOLUTIONS

8 That, subject to the passing of the immediately preceding resolution, the directors be and they are hereby authorised to allot equity securities, within the meaning of section 94 of the Companies Act 1985, up to a maximum nominal aggregate amount of £19,272,000 for cash and/or where such allotment constitutes an allotment of equity securities by virtue of section 94 (3A) of that Act, as if section 89 (1) of that Act did not apply to any such allotment. This authority shall expire at the end of the next Annual General Meeting of the Company, save that the Company may before such expiry make one or more offers or agreements which would or might require securities to be allotted after such expiry and the directors may allot equity securities in pursuance of such offers or agreements as if the power conferred hereby had not expired.

9 That the Company be and is hereby authorised in accordance with section 166 of the Companies Act 1985 to purchase Ordinary Shares of 10p each in the Company ("Ordinary Shares") by way of market purchase (as defined in section 163 (3) of the Companies Act 1985) upon and subject to the following conditions:

(i) the maximum number of such Ordinary Shares which may be purchased pursuant to this authority (when aggregated with any purchases made pursuant to any of the contingent purchase contracts referred to in Resolutions 10 (i) to (iv) below) shall be 385,442,000;

(ii) the minimum price which may be paid for any Ordinary Share is 10p and the maximum price (exclusive of expenses) which may be paid for such Ordinary Share is not more than 5% above the average of the middle market values taken from the London Stock Exchange Daily Official List for the five business days before the date on which such Ordinary Share is contracted to be purchased;

(iii) such authority shall continue for a period of 12 months from the date hereof (or until the conclusion of the Company's Annual General Meeting in 2006, whichever is the earlier), provided that any contract for the purchase of any such Ordinary Shares which is concluded before the expiry of the said authority may be executed wholly or partly after the said authority expires; and

(iv) all Ordinary Shares purchased pursuant to the said authority shall either:

(a) be cancelled immediately upon completion of the purchase; or

(b) be held, sold, transferred or otherwise dealt with as treasury shares in accordance with the provisions of the Companies Act 1985.

10 That the following contingent purchase contracts, in the respective forms produced to the meeting (or with any non-material amendments thereto which the directors may consider to be necessary or desirable), each be and is hereby approved in accordance with section 164 of the Companies Act 1985 and that the Company be and is hereby authorised to make off-market purchases of its shares pursuant to each such contract for a period of 12 months from the date hereof (or until the conclusion of the Company's Annual General Meeting in 2006, whichever is the earlier):

(i) contract between the Company and Merrill Lynch South Africa (Pty) Limited pursuant to which the Company may make off-market purchases from Merrill Lynch South Africa (Pty) Limited of up to a maximum of 385,442,000 Ordinary Shares of 10p each in the Company ("Ordinary Shares") in aggregate (such maximum number to be reduced by any purchases made pursuant to the authority in Resolution 9 above or any of the other contingent purchase contracts referred to in Resolutions 10 (ii), (iii) and (iv));

(ii) contract between the Company and Investment House Namibia (Pty) Limited pursuant to which the Company may make off-market purchases from Investment House Namibia (Pty) Limited of up to a maximum of 385,442,000 Ordinary Shares in aggregate (such maximum number to be reduced by any purchases made pursuant to the authority in Resolution 9 above or any of the other contingent purchase contracts referred to in Resolutions 10 (i), (iii) and (iv));

(iii) contract between the Company and Imara Edwards Securities (Private) Limited pursuant to which the Company may make off-market purchases from Imara Edwards Securities (Private) Limited of up to a maximum of 385,442,000 Ordinary Shares in aggregate (such maximum number to be reduced by any purchases made pursuant to the authority in Resolution 9 above or any of the other contingent purchase contracts referred to in Resolutions 10 (i), (ii) and (iv));

(iv) contract between the Company and Stockbrokers Malawi Limited pursuant to which the Company may make off-market purchases from Stockbrokers Malawi Limited of up to a maximum of 385,442,000 Ordinary Shares in aggregate (such maximum number to be reduced by any purchases made pursuant to the authority in Resolution 9 above or any of the other contingent purchase contracts referred to in Resolutions 10 (i), (ii) and (iii)).

By order of the Board

Martin C Murray
Group Company Secretary
28 February 2005

Registered Office:
5th Floor
Old Mutual Place
2 Lambeth Hill
London EC4V 4GG

Notice of Annual General Meeting
Continued

Notes:

1 A member of the Company entitled to attend and vote at the meeting may appoint (a) proxy(ies) to attend and, on a poll, vote on his or her behalf. A proxy need not be a member of the Company. A member who holds shares through Old Mutual Nominees may instruct the nominee company to vote on his or her behalf or request such nominee company to appoint him or her as proxy to enable him or her to attend the meeting in person (Old Mutual Nominees is Old Mutual (South Africa) Nominees (Pty) Limited, Old Mutual (Namibia) Nominees (Pty) Limited, Old Mutual Zimbabwe Nominees (Private) Limited or Old Mutual (Blantyre) Nominees Limited, if shares are held through the Group's nominee on the South African, Namibian, Zimbabwe or Malawi register respectively). Beneficial shareholders who have dematerialised or immobilised their shareholdings in STRATE, other than through Old Mutual Nominees, may provide their CSDP or broker with voting instructions in accordance with the applicable custody agreement or may apply to that CSDP or broker for a letter of representation from the registered shareholder to enable them to attend the meeting in person.

CREST members who wish to appoint a proxy or proxies for the Meeting and any adjournment(s) of the Meeting may do so by utilising the procedures in the CREST manual. In order for a proxy appointment or instruction made using the CREST service to be valid, the appropriate CREST message (a "CREST Proxy Instruction") must be properly authenticated in accordance with CRESTCo's specifications and must contain the information required for such instructions, as described in the CREST manual. CREST personal members or other CREST sponsored members, and those CREST members who have appointed (a) voting service provider(s), should refer to their CREST sponsor or voting service provider(s), who will be able to take the appropriate action on their behalf.

2 Pursuant to Regulation 41 of the Uncertificated Securities Regulations 2001, the Company gives notice that only those shareholders entered on the register of members of the Company at 6.00 p.m. (UK time) on 9 May 2005 will be entitled to attend and to vote at the Annual General Meeting in respect of the number of shares registered in their name at that time. Changes to the entries on the register after that time will be disregarded in determining the rights of any person to attend or vote at the meeting.

3 To be effective, the form of proxy or, as the case may be, the voting instruction form in favour of Old Mutual Nominees (see note 1 above) and the power of attorney or other authority (if any) under which it is signed, or a notarially certified copy of such power or authority, must be received at the return address specified on the envelope enclosed with the form of proxy or voting instruction form or by the Company's Registrar, Computershare Investor Services PLC, The Pavilions, Bridgwater Road, Bristol BS99 7NH by not later than 11.00 a.m. (UK time) on 9 May 2005. If no return envelope is enclosed with the voting instruction form, this will be because the records available to the Company show your shareholding to have been dematerialised in the context of STRATE through a CSDP or broker other than under the Issuer-Sponsored Nominee Programme. In that case, you should contact your CSDP or broker to ascertain the return address for it to process your voting instructions. It is recommended that, because of the requirement for votes in relation to shares dematerialised or immobilised in the context of STRATE to be collated through CSDPs and brokers and then reconciled through PLC Nominees (Pty) Limited, voting instructions by beneficial owners of such shares be submitted so as to arrive at least 72 hours before the time of the meeting.

The message appointing or instructing a proxy making use of the CREST service must be transmitted so as to be received by Computershare ID R009 not later than 48 hours before the time fixed for the meeting. For this purpose, the time of receipt will be taken to be the time (as determined by the timestamp applied to the message by the CREST applications host) from which the issuer's agent is able to retrieve the message by enquiry to CREST in the manner prescribed by CREST. No messages received through the CREST network after this time will be accepted.

CREST members and, where applicable, their CREST sponsors or voting service providers should note that CRESTCo does not make available any special procedures in CREST for any particular messages. Normal system timings and limitations will therefore apply in relation to the input of CREST Proxy Instructions. It is the responsibility of the CREST member concerned to take (or, if the CREST member is a CREST personal member or sponsored member or has appointed (a) voting service provider(s), to procure that his CREST sponsor or voting service provider(s) take(s)) such action as shall be necessary to ensure that a message is transmitted by means of the CREST system by any particular time. In this connection, CREST members and, where applicable, their CREST sponsors or voting service providers are referred, in particular, to those sections of the CREST Manual concerning practical limitations of the CREST system and timings.

The Company may treat as invalid a CREST Proxy Instruction in the circumstances set out in Regulation 35(5)(a) of the Uncertificated Securities Regulations 2001.

4 The completion and return of a form of proxy or voting instruction form will not preclude a member entitled to attend and vote at the meeting from doing so if he or she wishes.

DOCUMENTS AVAILABLE FOR INSPECTION

Copies of the directors' service contracts, the register of directors' interests and the contingent purchase contracts referred to in Resolutions 10 (i) to (iv) are available for inspection at the registered office of the Company in London; at Mutualpark, Jan Smuts Drive, Pinelands 7405, South Africa; at Management Suite, 93 Grayston Drive, Sandton 2196, South Africa; at Old Mutual Building, Glyn Jones Road, Blantyre, Malawi; at Mutual Platz, 5th Floor, Post Street Mall, Windhoek, Namibia; at Mutual Gardens, 100 The Chase (West), Emerald Hill, Harare, Zimbabwe; and at the offices of Slaughter and May, One Bunhill Row, London EC1Y 8YY during normal business hours on each business day from the date of this notice until the Annual General Meeting and in the Presentation Suite, 2nd Floor, Old Mutual Place, 2 Lambeth Hill, London EC4V 4GG from at least 15 minutes prior to the Annual General Meeting until the conclusion of that meeting. These documents will also all be available in the AGM section of the Company's website, *www.oldmutual.com*, until the conclusion of that meeting.

ANNUAL GENERAL MEETING – EXPLANATORY NOTES

Resolution 2 – Dividend

A final dividend of 3.5p per Ordinary Share is being recommended by the Board. Subject to the dividend being approved at the Annual General Meeting, it is expected that the relevant subsidiaries of the Company will declare to the trustees of the dividend access trusts, which have been established in each of South Africa, Zimbabwe, Namibia and Malawi, an equivalent amount of dividend in relation to the estimated number of shares on those territories' respective registers in the respective local currencies of those territories (by reference to the exchange rate prevailing at the close of business on 31 March 2005 (or 30 March 2005 in the case of Zimbabwe), as determined by the Company).

Shareholders on the branch registers (or, in the case of Namibia, the relevant section of the principal register) in those territories will then receive their dividend, in accordance with the provisions of the Company's Articles of Association, from the dividend access trust concerned, rather than from the Company.

The equivalent amounts of the recommended dividend in each of the four other currencies will be notified by the Company to each of the stock exchanges on which the Company's shares are listed on 1 April 2005.

Resolutions 3 (i) to (iv) – Election and re-election of directors

Mr Edey and Professor Nkuhlu, who have been appointed as directors since the last Annual General Meeting, automatically retire in accordance with Article 94 of the Company's Articles of Association and will seek election at the meeting.

Mr Collins and Mr Sutcliffe retire by rotation in accordance with Articles 95 and 96 of the Company's Articles of Association and will be seeking re-election at the meeting.

Mr Levett retires at the Annual General Meeting and will not be seeking re-election.

Biographical details of each of the directors who are standing for election or re-election accompany their photographs on pages 42 and 43 of this Report.

Each of the retiring non-executive directors is considered by the Board to be independent in character and free from any business or other relationship which could interfere with the exercise of his objective, unfettered and independent judgement. The Nomination Committee of the Company has also conducted an assessment of the performance of each of the retiring candidates and has reviewed the skills, knowledge, experience and diversity represented on the Board. Having received the results of that assessment and review, the Board recommends to shareholders the election or re-election of each of the retiring directors referred to in Resolutions 3 (i) to (iv).

The election or re-election of directors is considered a significant matter, and approval of the elections and re-elections will therefore be carried out by separate ordinary resolutions.

Subject to their being elected, Mr Edey's and Professor Nkuhlu's appointments are expected to last for an initial term of three years from their respective dates of appointment (i.e. until 23 June 2007 for Mr Edey and 29 February 2008 for Professor Nkuhlu) and will then be considered for renewal.

Mr Collins has been chosen to stand for re-election in recognition of his prospective change of role from senior independent non-executive director to Chairman at the end of the Annual General Meeting. Further details of his current and prospective terms are contained in the Remuneration Report on pages 44 to 52.

Details of Mr Sutcliffe's employment contract are also contained in the Remuneration Report.

Notice of Annual General Meeting
Continued

Resolutions 4 and 5 – Auditors
KPMG Audit Plc has indicated its willingness to continue in office and Resolution 4 proposes the re-appointment of that firm as the Company's auditors. Resolution 5 proposes that the Audit Committee be authorised to determine the auditors' remuneration.

Resolution 6 – Approval of the Remuneration Report
In accordance with the Directors' Remuneration Report Regulations 2002, an advisory resolution will be proposed to approve the Remuneration Report on pages 44 to 52. A summary of that Report is set out in the Annual Review and Summary Financial Statements. The Remuneration Report includes details of the members of the Remuneration Committee and the Company's policy on directors' remuneration, and reports on the remuneration arrangements in place for the executive directors and non-executive directors. The full version of the Remuneration Report can also be accessed on the Company's website, *www.oldmutual.com*.

Resolution 6 is of an advisory nature only, and failure to pass the Resolution will therefore not have any legal consequences relating to existing arrangements. However, the Board will take into consideration the outcome of the vote when considering the Company's remuneration policy.

Resolutions 7 and 8 – Authority to allot shares
In accordance with section 80 of the UK Companies Act 1985 (the "Companies Act"), it is proposed to renew the authority for the directors to allot relevant securities up to an amount not exceeding 10% (rounded down to the nearest £1,000 nominal) of the current issued ordinary share capital at 28 February 2005 without having to obtain prior approval from shareholders.

In accordance with section 95 of the Companies Act, it is proposed to renew the authority of the directors to allot equity securities for cash without first being required to offer such securities pro rata to existing shareholders in accordance with the provisions of the Companies Act. This authority relates to up to 192,720,000 ordinary shares, being 5% (rounded down to the nearest £1,000 nominal) of the issued ordinary share capital of the Company at 28 February 2005.

Resolutions 9 and 10 (i) to (iv) – Purchase of own shares
Under Resolution 9, the Board is seeking to renew the standard general authority from shareholders to make market purchases of up to 10% of the Company's issued ordinary shares (rounded down to the nearest 1,000 shares). In addition, it is seeking shareholders' approval (under Resolutions 10 (i) to (iv)) to renew for a further year four contingent purchase contracts, the effect of which would be to enable the Company to repurchase its shares on the JSE Securities Exchange South Africa and the Namibian, Zimbabwe and Malawi Stock Exchanges respectively. These authorities, if renewed, would run in parallel with the general authority (under Resolution 9) to purchase shares on the London Stock Exchange and any purchases under any such authority would be aggregated for the purposes of monitoring the overall 10% limit on purchases.

The purchase price for any shares cannot be more than 5% above the average of the middle market quotations taken from the London Stock Exchange Daily Official List for the five business days preceding such purchase (translated, for the purposes of any purchases under any of the contingent purchase contracts described in Resolutions 10 (i) to (iv), into the applicable local currency at the then prevailing exchange rate). Any shares purchased under the authority granted by Resolution 9 or pursuant to any of the contingent purchase contracts to be approved under Resolutions 10 (i) to (iv) will either be cancelled or may be held as treasury shares (see the following paragraph).

In accordance with the Companies (Acquisition of Own Shares) (Treasury Shares) Regulations 2003, companies may now retain any of their own shares that they have purchased as treasury stock with a view to possible re-issue at a future date, rather than cancelling them. If the Company were to purchase any of its own shares pursuant to the authorities sought in Resolutions 9 and 10 (i) to (iv), it would consider holding them as treasury stock, provided that the number did not at any one time exceed 10% of Old Mutual plc's issued share capital. This would give the Company the ability to re-issue treasury shares quickly and cost-effectively, and would provide the Company with additional flexibility in the management of its capital base.

The authorities under Resolutions 9 and 10 (i) to (iv), if approved, will only be exercised if market conditions make it advantageous for the Company to do so and the Board considers this to be in the best interests of shareholders generally.

Shareholder Information

LISTINGS AND SHARE ANALYSIS

The Company's shares are listed on the London, Malawi, Namibian and Zimbabwe Stock Exchanges and on the JSE Securities Exchange South Africa. The primary listing is on the London Stock Exchange and the other listings are all secondary listings. The ISIN number of the Company's shares is GB0007389926.

The high and low prices at which the Company's shares are recorded as having traded on the London Stock Exchange and the JSE Securities Exchange South Africa during 2004 and 2003 were as follows:

	2004		2003	
	High	**Low**	High	Low
London Stock Exchange	**136.0p**	**90.25p**	108p	70p
JSE Securities Exchange South Africa	**R15.30**	**R10.80**	R13.30	R9.10

At 31 December 2004, the geographical analysis and shareholder profile of the Company's share register were as follows:

Register	Total shares	% of whole	Number of holders
UK	1,594,326,285	41.37	12,468
South Africa	2,170,353,709	56.32	52,123[1]
Malawi	5,922,856	0.15	5,285[1]
Namibia	9,905,340	0.26	9,174[1]
Zimbabwe	73,434,800	1.90	33,528[1]
Total	3,853,942,990	100	112,578

Range	Total shares	% of whole	Number of holders
1-1,000	25,699,630	0.67	88,148
1,001-10,000	31,383,702	0.81	21,252
10,001-100,000	29,162,801	0.76	2,105
100,001-250,000	32,164,026	0.83	353
250,001 +	3,735,532,831	96.93	720
Total	3,853,942,990	100.00	112,578

Note:

1 The registered shareholdings on the South African branch register included PLC Nominees (Pty) Limited, which held a total of 1,603,352,606 shares, including 525,137,062 shares held for the Company's sponsored nominee, Old Mutual (South Africa) Nominees (Pty) Limited, for the benefit of 527,793 underlying beneficial owners. The registered shareholdings on the Malawi branch register included Old Mutual (Blantyre) Nominees Limited, which held a total of 43,400 shares as nominee for 150 underlying beneficial owners. The registered shareholdings on the Namibian section of the principal register included Old Mutual (Namibia) Nominees (Pty) Limited, which held a total of 6,072,500 shares as nominee for 8,436 underlying beneficial owners. The registered shareholdings on the Zimbabwe branch register included Old Mutual Zimbabwe Nominees (Pvt) Limited, which held a total of 783,700 shares as nominee for 3,521 underlying beneficial owners.

Shareholder Information
Continued

REGISTRARS
The Company's share register is administered by Computershare Investor Services in conjunction with local representatives in various jurisdictions. The following are the contact details:

UK
Computershare Investor Services PLC
The Pavilions, Bridgwater Road
Bristol BS99 7NH
(PO Box 82, Bristol BS99 7NH)
Tel: +44 (0)870 702 0000
e-mail: web.queries@computershare.co.uk

South Africa
Computershare Investor Services 2004 (Pty) Ltd
70 Marshall Street, Johannesburg 2001
(PO Box 61051, Marshalltown 2107)
Tel: +27 (0)11 370 5000

Malawi
Trust Finance Limited
Michiru House, Ground Floor
Victoria Avenue, Blantyre
(PO Box 1396, Blantyre)
Tel: +265 (0)623 856

Namibia
Transfer Secretaries (Pty) Limited
Kaiserkrone Centre
Shop No. 12, Windhoek
(PO Box 2401, Windhoek)
Tel: +264 (0)61 227 647

Zimbabwe
Corpserve (Private) Limited
4th Floor, Intermarket Centre
Corner 1st Street and
Kwame Nkrumah Avenue, Harare
(PO Box 2208, Harare)
Tel: +263 (0)4 758393/750711
e-mail: corpserve@corpserve.co.zw

The Company's South African Registrars, Computershare Investor Services, administer a telephone and postal sales service for shares held through Old Mutual (South Africa) Nominees (Pty) Limited on the South African branch register and shares held through Old Mutual (Namibia) Nominees (Pty) Limited on the Namibian section of the principal register. If you hold your shares in this way and wish to sell your shares by telephone, Computershare may be contacted on 0861 60 9000 (a South African number) between 8.00 a.m. and 4.30 p.m. (local time) on Mondays to Fridays, excluding public holidays. A service fee is payable based on the value of the shares sold.

UNCLAIMED SHARES
The shares of policyholders who qualified for free shares when the Company demutualised, but who have not yet claimed their shares by confirming their personal details, are being kept on their behalf in Unclaimed Shares Trusts. In order to claim such shares, persons entitled should contact the Trust Administration and Confirmation Department on 0861 61 9061 (a South African number) or on +27 (0)21 509 8383 between 8.30 a.m. and 4.30 p.m. (South African time) on Mondays to Fridays, excluding public holidays.

STRATE
Since 21 January 2002, all transactions in the Company's shares on the JSE Securities Exchange South Africa have been required to be settled electronically through STRATE. Share certificates have no longer been good for delivery in respect of transactions entered into on the JSE Securities Exchange South Africa since 14 January 2002.

The Company wrote to certificated shareholders on its South African branch register in October 2001 to inform them of these changes and of the courses of action available to them. The Company also wrote separately to certificated shareholders on the Namibian section of its principal register in January 2002 to explain the impact of STRATE. These included participating in Issuer-Sponsored Nominee Programmes to dematerialise (in the case of South Africa) or immobilise (in the case of Namibia) their previously certificated shareholdings in the Company. Shareholders who have any enquiries about these programmes or about the effect of STRATE on their holding in the Company should contact Computershare Investor Services in Johannesburg on +27 (0)861 10 0933.

CHECKING YOUR HOLDING ONLINE
An online service is situated at the Investor Centre option within the website address *www.computershare.com* which gives shareholders access to their account to confirm registered details, dividend mandate instructions, dividend enquiries and a real-time shareholding balance. A simple calculator function places a market quote against each holding and allows shareholders to estimate its value. There are also a number of downloadable forms from this site such as change of address, dividend mandate instructions and stock transfer forms. Finally there is an extensive list of frequently asked questions and the facility to contact Computershare Investor Services by e-mail.

FINANCIAL CALENDAR

The Company's financial calendar for the forthcoming year is as follows:

Currency conversion date for the final dividend (Zimbabwe)	30 March 2005
Currency conversion date for the final dividend (Malawi, Namibia and South Africa)	31 March 2005
Announcement of currency equivalents of the final dividend	1 April 2005
Ex-dividend date in Zimbabwe	opening of business on 15 April 2005
Ex-dividend date in Malawi, Namibia and South Africa	opening of business on 18 April 2005
Ex-dividend date on the London Stock Exchange	opening of business on 20 April 2005
Record date for the final dividend	close of business on 22 April 2005
Annual General Meeting	11 May 2005
Final dividend payment date	31 May 2005
Interim results	August 2005
Interim dividend payment date	30 November 2005
Final results for 2005	February 2006

Note:

No dematerialisation or rematerialisation within STRATE and no transfers between registers may take place in the period 18 to 22 April 2005 (15 to 22 April 2005 in the case of Zimbabwe), both dates inclusive.

RULE 144A ADRs

The Company has a Rule 144A American Depositary Receipt (Rule 144A ADR) facility through The Bank of New York. Each Rule 144A ADR represents 10 ordinary shares in the Company. At 31 December 2004, none of the Company's shares were held in the form of Rule 144A ADRs. Any enquiries about the Company's Rule 144A ADR facility should be addressed to The Bank of New York, 101 Barclay Street, New York, NY 10286, USA.

WEBSITES

Further information on the Company can be found at the following websites:

www.oldmutual.com
www.oldmutual.co.za

ELECTRONIC COMMUNICATIONS/ELECTRONIC PROXY APPOINTMENT

If you would like to receive future communications from the Company by e-mail, please log on to our website, *www.oldmutual.com*, select the "Shareholder Information" section, click on "Electronic Communications" and then follow the instructions for registration of your details. In order to register, you will need your shareholder reference number, which can be found on the payment advice notice or tax voucher accompanying your last dividend payment or notification. The number is also printed on forms of proxy (but not voting instruction forms) for the Annual General Meeting.

Before you register, you will be asked to agree to the Terms and Conditions for Electronic Communication with Shareholders. It is important that you read these Terms and Conditions carefully, as they set out the basis on which electronic communications will be sent to you.

You should bear in mind that, in accessing documents electronically, you will incur the cost of online time. Any election to receive documents electronically will generally remain in force until you contact the Company's Registrars (via the online address set out earlier in this section of the Report or otherwise) to terminate or change such election.

The use of the electronic communications facility described above is entirely voluntary. If you wish to continue to receive communications from the Company by post, then you do not need to take any action.

Electronic proxy appointment is available for this year's Annual General Meeting. This enables proxy votes to be submitted electronically, as an alternative to filling out and posting a form of proxy. Further details are set out on the form of proxy. Electronic submission is not, however, available for voting instruction forms.

Designed and produced by 35, London, UK
Printed by Ince (Pty) Ltd, Western Cape, SA

OLD MUTUAL | plc

OLD MUTUAL PLC
Registered in England and Wales No. 3591559
and as an external company in each of
South Africa (No. 1999/004855/10), Malawi (No. 5282),
Namibia (No. F/3591559) and Zimbabwe (No. E1/99)

Registered Office:
5th Floor
Old Mutual Place
2 Lambeth Hill
London EC4V 4GG

www.oldmutual.com


educed risk profile
strategic direction
delivered

NEDCOR

Listening Understanding Delivering

PROUDLY SOUTH AFRICAN

2004 Annual Report


direction

NEDCOR

Nedcor 2004 Annual Report

Contents

CD contents

The enclosed CD contains the following documents:
- Nedcor 2004 Annual Report (in PDF format)
- Nedcor 2004 Sustainability Report (in PDF format)
- Nedcor 2005 Services Book (in PDF format)
- The 2004 financial results presentation (in PowerPoint format)

Registration number 1966/010630/06
(Incorporated in the Republic of South Africa)

www.nedcor.com

We listened to all our stakeholders and realised we had to stretch our brand from niche elite to mass aspirational, from unashamedly not for everyone to proudly for all, from premium brand in a portfolio to group unibrand and from difference for the sake of difference to difference that truly makes a difference.

Through understanding the needs of our stakeholders we shall be able to deliver on these as a unified organisation with an integrated strategy by returning to our core business of banking. At the same time we shall continue as a responsible corporate citizen to be the financial company with the strongest contribution to development and so serve all our stakeholders even better.

Nedcor profile

Nedcor Limited is a bank holding company that, through its principal banking subsidiary, Nedbank, together with the other members of the Nedcor Group, operates as one of the four largest banking groups in South Africa.

The group offers a wide range of wholesale and retail banking services through three principal business clusters: Nedbank Corporate; Nedbank Capital; and Nedbank Retail. The principal services offered by the group comprise corporate and retail banking, property finance, investment banking, private banking, foreign exchange and securities trading. Nedcor also generates income from private equity, credit card issuing and processing services, custodial services, unit trust administration, asset management services and bancassurance.

Nedcor's headquarters are in Sandton, Johannesburg, with large operational centres in Durban and Cape Town, which are complemented by a regional network of 501 retail bank branches, located primarily in South Africa's urban and suburban areas, 262 retail outlets and 1 210 automated teller machines. In addition, Nedcor has 96 non-retail banking facilities located primarily in Southern Africa. These facilities are operated through Nedcor's nine subsidiary and/or affiliated banks, as well as through branches and representative offices in certain key global financial centres that serve to meet the international banking requirements of the group's South African-based multinational clients. The company's ordinary shares have been listed on the JSE since 1969.

Three-year review statistic and ratios

as at 31 December

		2004	2003	2002
Share statistics				
Shares				
Number in issue	m	**394**	275	271
Weighted average number	m	**361**	293	253
Fully diluted weighted average number	m	**362**	293	254
Earnings per share				
Headline	cents	**401**	19	979
Headline excluding foreign currency translation losses/gains	cents	**504**	502	1 459
Fully diluted headline	cents	**400**	19	979
Attributable earnings	cents	**270**	(546)	346
Fully diluted attributable earnings	cents	**269**	(545)	343
Dividends				
Declared per share	cents	**120**	240	515
Paid per share	cents	**79**	515	515
Dividend cover	times	**3,3**	0,1	1,9
Net asset value per share	cents	**4 590**	4 240	6 300
Tangible net asset value per share	cents	**3 357**	2 247	4 012
Share price and related statistics				
Share price – closing	cents	**7 780**	6 203	11 110
– high	cents	**7 999**	11 850	15 400
– low	cents	**5 240**	5 640	9 500
FTSE/JSE banks index – closing		**22 975**	14 153	12 035
FTSE/JSE all share index – closing		**12 657**	10 387	9 277
Number of shares traded	m	**245,8**	216,0	143,8
Price/Earnings ratio	historical	**19**	326	11
Price to book	times	**1,7**	1,5	1,8
Market capitalisation	Rbn	**30,7**	17,0	30,1
Key ratios				
Return on ordinary shareholders' equity	%	**9,2**	0,4	14,9
Return, excluding foreign currency translation losses, on ordinary shareholders' equity	%	**11,6**	10,3	21,0
Return on total assets	%	**0,45**	0,02	0,84
Return, excluding foreign currency translation losses, on total assets	%	**0,57**	0,46	1,25
Return on risk-weighted assets	%	**0,68**	0,03	1,19
Return, excluding foreign currency translation losses, on risk-weighted assets	%	**0,86**	0,69	1,77
Net interest income to interest-earning assets	%	**3,13**	3,04	2,95
Non-interest revenue to total income	%	**50,8**	49,0	48,5
Impairments to total advances	%	**2,9**	3,4	3,3
Impairments charge to average advances	%	**0,7**	1,0	0,6
Efficiency ratio	%	**76,3**	80,2	65,4
Efficiency ratio (excluding foreign currency translation losses/gains)	%	**74,5**	72,5	59,2
Capital adequacy				
Risk-weighted assets	Rm	**212 459**	212 850	208 656
Tier 1 capital	Rm	**17 274**	10 593	14 517
Total qualifying capital	Rm	**25 663**	21 589	22 985
Group capital adequacy ratio	%	**12,1**	10,1	11,0
Other statistics				
Number of employees		**21 103**	24 205	25 240
Headline earnings per employee	R	**63 874**	2 222	111 486
Total assets	Rm	**327 238**	313 113	324 767
Assets under management	Rm	**68 982**	102 090	124 343
Total assets administered by the group	Rm	396 220	415 203	449 110

NEDCOR

Three-year review income statement

for the year ended 31 December

Rm	2004	2003	2002
Interest income	**23 825**	28 141	23 607
Interest expense	**16 258**	21 333	17 652
Net interest income	**7 567**	6 808	5 955
Non-interest revenue	**8 197**	7 953	6 822
Foreign exchange translation losses	**(372)**	(1 416)	(1 216)
Gross operating income	**15 392**	13 345	11 561
Impairment of advances	**1 416**	2 063	1 067
Income after impairment of advances	**13 976**	11 282	10 494
Operating expenses	**11 111**	10 309	7 366
Recovery programme expenses	**379**		
Merger expenses	**246**	394	193
Profit from operations before non-trading and capital items	**2 240**	579	2 935
Non-trading and capital items	**(510)**	(1 693)	(1 793)
Profit/(Loss) from operations	**1 730**	(1 114)	1 142
Attributable earnings of associates and joint ventures	**147**	132	162
Profit/(Loss) before taxation	**1 877**	(982)	1 304
Taxation	**576**	390	418
Taxation on non-trading and capital items	**(37)**	(38)	(192)
(Loss)/Profit after taxation	**1 338**	(1 334)	1 078
Minority interest income attributable to			
Ordinary shareholders	**(135)**	(133)	(203)
Preference shareholders	**(229)**	(133)	
Income/(Loss) attributable to shareholders	**974**	(1 600)	875
Adjusted for:			
Non-trading and capital items	**(510)**	(1 693)	(1 793)
Taxation on non-trading and capital items	**37**	38	192
Headline earnings	**1 447**	55	2 476

Three-year review balance sheet

as at 31 December

Rm	2004	2003	2002
Assets			
Cash and short-term funds	**10 050**	12 227	16 607
Other short-term securities	**16 310**	10 610	14 987
Government and other securities	**26 224**	21 333	14 647
Derivative instruments	**27 560**	28 496	50 786
Advances	**221 128**	210 096	194 862
Sundry debtors	**7 881**	7 463	5 684
Deferred-taxation asset	**1 172**	3 074	1 788
Current taxation prepaid	**196**	256	421
Investments in associate companies and joint ventures	**1 043**	1 627	1 504
Other investments	**3 456**	3 788	5 429
Insurance assets	**3 109**	5 152	7 891
Property and equipment	**2 740**	2 684	2 854
Computer software and capitalised development costs	**1 419**	1 710	1 730
Goodwill	**3 441**	3 762	4 457
Customers' indebtedness for acceptances	**1 509**	835	1 120
Total assets	**327 238**	313 113	324 767
Shareholders' equity and liabilities			
Ordinary share capital	**394**	275	271
Ordinary share premium	**9 892**	4 801	4 536
Reserves	**7 809**	6 571	12 239
Ordinary shareholders' equity	**18 095**	11 647	17 046
Minority shareholders' equity attributable to:			
– Ordinary shareholders	**721**	652	503
– Preference shareholders	**2 770**	2 802	1 987
Total shareholders' equity and minority shareholders' equity	**21 586**	15 101	19 536
Deposit and current accounts and other liabilities	**254 299**	238 404	228 209
Sundry creditors	**10 054**	12 454	8 317
Derivative instruments	**28 055**	28 206	50 233
Deferred-taxation liabilities	**1 125**	2 731	1 710
Current taxation liabilities	**193**	144	183
Insurance funds	**3 109**	5 152	7 891
Long-term debt instruments	**7 308**	10 086	7 568
Liabilities under acceptances	**1 509**	835	1 120
Total liabilities	**305 652**	298 012	305 231
Total shareholders' equity and liabilities	**327 238**	313 113	324 767
Guarantees on behalf of customers excluded from assets	**10 770**	12 403	12 403

Review of 2004

In 2004 the group implemented structural and strategic changes to restore its performance and lay a foundation for sustainable growth. A Strategic Recovery Programme was initiated. The bank is now strongly capitalised, earnings volatility has been reduced, progress has been made to restore the return on equity (ROE) and strategic focus areas have been identified. This report highlights the major achievements and issues addressed by the group during 2004. This report is intended as a brief summary of issues addressed in 2005 and further detail is included in the Chief Executive's review on page 24 and the operational reviews starting on page 28.

New executive team appointed

- A new Group Executive Committee (Group Exco) was appointed in November 2003. Philip Wessels was appointed Chief Risk Officer in May 2004, Mike Brown Chief Financial Officer in June 2004, Rob Shuter Head of Nedbank Retail in August 2004, Nolitha Fakude Head of Group Strategy and Corporate Affairs in August 2004 and Selby Baqwa Head of Compliance and Corporate Governance in November 2004. Pete Backwell, Head of Nedbank Retail, and Ivan Mzimela, Group Human Resources Director, resigned during the year.
- Major operating divisions' executive committees have also been restructured, incentive schemes put in place and buy-in obtained regarding the strategic direction of the group.
- The Strategic Recovery Programme was launched, with detailed action plans and timelines, to restore the business on to a sustainable growth path to ensure that the group's target of a 20% ROE in 2007 is achieved.

Balance sheet review

At the end of 2003 a comprehensive review of the carrying value of the group's investments, advances and fixed assets occurred. The 2003 cleanup as a result of this was thorough. No material issues were discovered in 2004.

A Recovery Programme Office established

A Recovery Programme Office and recovery plan blueprint were established to track and monitor and thereby ensure efficiencies identified are extracted by the underlying business. All deliverables are tracked and variances or risks immediately addressed and resolved. The main initiatives of the plan are:

- setting targets and identifying quick wins;
- determining measurement rules, reporting and planning processes;
- aligning organisational needs and resources, ensuring accountability;
- managing the remaining merger deliverables; and
- tackling priority strategic issues.

Capital management

The following initiatives were undertaken in 2004 to ensure that Nedcor had an optimal capital mix and sufficient capital for growth that would meet potential future regulatory requirements and that the group priced correctly for risk:

- The capital base was strengthened by the R5,15 billion rights issue. This also allowed the bank to improve its Tier 1 and Tier 2 mix by repaying R2,5 billion of Tier 2 capital.
- The group Tier 1 capital adequacy ratio increased from 5,0% to 8,1%.
- A risk-weighted (Basel I-based) capital allocation methodology was introduced, resulting in more accurate segmental information and an improvement in the allocation of capital.
- Assisted by Mercer Oliver Wyman, Basel II initiatives were fast-tracked. By the end of 2004 over 80% of the Nedcor portfolio was covered by dedicated credit risk models, which were being integrated into the credit process and pricing, and credit portfolio modelling was established. Nedcor is on target to implement Basel II's advanced approach to credit risk in line with industry timelines. Improved risk management capabilities and significant time savings have been achieved from redesigning the credit process in Business Banking. Improved understanding of client economics is helping to identify and exploit the profitability skews in the bank's portfolio.
- The rollout of an Economic Capital Framework (including risk-adjusted performance measurement) commenced and will be fully implemented by 2006.
- The building of other new capabilities and a design of a blueprint for best practice in capital management have been completed.

Interest rate management

In line with the commitment to improve the net interest margin and reduce interest rate volatility risk the following was implemented:

- Group Asset and Liability and Executive Risk Committee (Group ALCO) was reconstituted in February 2004. Group ALCO was reduced from 27 members to eight and is charged with developing strategies to ensure *inter alia* that interest rate risk is managed effectively. All interest rate risk has been taken out of the various business clusters and centralised in the

Asset and Liability Management (ALM) Division to help ensure effective interest rate risk management. Group ALCO also manages all major balance sheet risks.
- Unhedged expensive fixed-rate negotiable certificates of deposit (NCDs), promissory notes (PNs) and retail fixed deposits of approximately R24 billion have matured.
- The R6 billion fixed-rate subordinated debt has been hedged against future interest rate movements.
- New fixed-rate liabilities with maturities of between four and 12 months are hedged appropriately.
- All new balance sheet interest rate risks of greater than 12 months are hedged, unless a specific decision is taken to the contrary.

Foreign exchange management

Management recognised that the group historically held excess amounts of capital in foreign currencies. In line with the commitment to improve the yield on and reduce the currency volatility of foreign capital the following was implemented:
- The group repatriated, converted and/or hedged R5 058 million of capital sensitive to foreign exchange movements.
- The remaining offshore capital is now largely in line with capital required by offshore businesses and capital volatility arising from foreign exchange movements has been substantially neutralised.

Risk management

The role of Chief Risk Officer was separated from that of Chief Financial Officer. The enterprise-wide risk management programme has been enhanced and management processes have been redesigned to ensure there is a logical and streamlined framework to control risk and ensure proper governance. Further highlights include:
- A focused project was launched to address credit card fraud, resulting in significant decreases of losses from card fraud in the second half of the year.
- The Financial Advisory and Intermediary Services Act (FAIS) requirements were met.
- Progress in reverifying clients in terms of the Financial Intelligence Centre Act (FICA) has been made.
- Comparisons from 1999 to date clearly indicate a decline in Nedbank's violent crime incidents. Nedbank is the target of only 8% of violent crime incidents and 6% of losses in the industry.

The Financial Sector Charter

Responsibility for tracking the implementation of the requirements of the Financial Sector Charter (FSC) is allocated to the Executive Transformation Committee, which was established in June 2004. Prior to the establishment of the Executive Transformation Committee, work on the requirements of the FSC was led by Derek Muller, who was responsible for focus groups that not only participated in industry workgroups, but also focused on the implementation of specific areas of the FSC in the group.

During August 2004 the Financial Sector Charter Unit was positioned under the leadership of Nolitha Fakude as Head of Group Strategy and Corporate Affairs, with the responsibility for overseeing the implementation of the FSC strategy and the measurement of performance against the FSC's priorities.

To ensure accountability and appropriate execution, all strategies form part of the key accountabilities of the respective business cluster executives, with regular oversight of the Executive Transformation Committee. The approved strategies and actions were included in the three-year plans of the respective clusters for implementation.

The FSC has been identified as one of the key strategic drivers for Nedcor, with commitment to go beyond mere target setting to achieve sustainability.

The preparation of the Financial Sector Scorecard report for submission to the Charter Council is progressing according to plan.

Disposal of non-core operations and assets

As part of Nedcor's strategic focus on the core business of banking, and in an effort to improve ROE, Nedcor implemented a project to dispose of approximately R2 billion of non-core operations and assets over a period of two years. This included:
- Reduction in offshore operations:
  - sale of Chiswell Associates – R244 million (book value R104 million);
  - sale of the Stenham Group – R238 million (book value R318 million);
  - sale of BoE Life International – R62 million (book value R149 million);
  - sale of BoE International Fund Services and BoE International Fund Managers – R44 million (book value R23 million);
  - scaled back physical presence in Asia: the Beijing representative office was converted to an Old Mutual Group office; the Taipei and Singapore offices were closed; and the Hong Kong office is in the final stages of being closed; and
  - closure of investment in BNP Paribas MTN (linked to performance of

units in NIBi Capital Fund) of US$108 million and repayment of Barclays fixed-rate loans of US$90 million.
- Onshore investment disposals:
  - sale of vacant land at Century City for R82 million (book value R80 million);
  - sale of buildings for R94 million (book value R73 million);
  - reduction of Nedcor's holding in Net1 UEPS Technologies (NUEP) from 25% to 15%;
  - R1 252 million from endowment policies (book value R1 280 million); and
  - sale of Edward Nathan & Friedland (Pty) Limited (ENF) – R50 million (book value R70 million).

Expense reduction

Nedcor's expenses had been growing at a higher rate than revenue, resulting in a squeeze on earnings and an increase in the efficiency ratio. During 2004 the newly appointed Group Exco focused on reversing this trend, which included a focus on expense reduction:

- A carefully considered retrenchment programme was introduced. Retrenchments occurred across all levels of management and staff. South African staff numbers reduced by 3 102 during the year (1 439 voluntary and 596 business-initiated retrenchments and the balance through net natural attrition and from sale of businesses).
- Other expense reductions resulted from process reengineering initiatives (including improving throughput and eliminating duplication), groupwide procurement savings, the rationalisation of premises and the rationalisation of the non-centralised technology spend.

Expense savings in 2004 amounted to R531 million. However, the full benefit of these initiatives will be felt only in the years ahead. As a result of the above the group expects further savings in 2005.

Improved management information systems

The group has committed itself to improved financial disclosure and segmental analysis as well as providing accurate internal measurement and allocations to encourage the correct behaviour of staff. Progress in this regard includes:

- Implementation of improved funds transfer pricing to facilitate sound interest rate risk management and allocate appropriate ownership of the respective components of margin to the individual business clusters and the ALM Division;
- Implementation of activity-justified transfer pricing to allocate costs on a more accurate basis, which facilitates more accurate product, channel and client profitability measures; and
- The introduction of a risk-weighted capital allocation and charging methodology, which will be used as a foundation for more sophisticated risk-adjusted capital allocation in line with Basel II.

Merger completion

The BoE merger is largely complete. Major initiatives were:

- 115 000 BoE Business Banking clients were successfully migrated. The loss of clients was below management expectations (less than 3% on advances and 5% on liabilities).
- Property Finance successfully integrated four operating systems onto a single platform, with R16 billion in value migrated.
- Approximately 700 000 NBS clients were successfully migrated to Peoples Bank.
- Peoples Bank's head office and risk management were managed by Nedbank Retail.



Strategy communication and implementation

With progress made on restoring the bank in the first half of 2004, the focus shifted to building the business for sustainable growth. This included a thorough review of the overall group strategy, in collaboration with staff, as well as detailed action plans. The process included:

- Strategy, values and brand workshops were held, involving participation from a cross-section of over 300 staff. The workshops resulted in a greater buy-in of strategy, values and brand, better morale and an improved bias for action.
- Countrywide staff roadshows were held, focusing on strategy in an effort at improving morale, aligning the vision and creating a more external focus.
- Group values of integrity, respect, accountability and pushing beyond boundaries were aligned with those of Old Mutual. The fifth value, being people-centred, was chosen by staff.
- A single-brand strategy was endorsed, subject to shareholder approval. Work on repositioning the Nedbank brand to a Proudly South African and well-respected brand has begun.

Restructure

Structure follows strategy and to ensure greater accountability within the business units and to improve client service levels 6 913 people moved from Operations and Group Business Innovation into Nedbank Retail, Nedbank Corporate and Nedbank Capital. This included:

- 4 641 people who were moved from branch operations into Nedbank Retail following the decision to integrate retail and branch operations to remove conflicting interests within the branches, improve client service levels and eliminate duplication. This involved the placement of divisional directors, the assessment and placement of 22 regional managers and 454 branch managers, involving 13 venues, with 32 panels conducting over 850 interviews.
- Card, Home Loans and Domestic Microlending were consolidated within Nedbank Retail Division.
- An Integrated Operations and Shared Services Unit was created within Nedbank Corporate.
- A new Centralised Information Technology Unit was created, with overall responsibility for all components of the group's technology, operations and support services (Group Technology and Support Services).
- The mandate of the Strategic Recovery Programme was enhanced to monitor, assure and provide assistance, where necessary, on group strategic initiatives.
- Group Compliance and Corporate Governance were combined to form a new cluster and the Group Compliance Officer was appointed to the Group Exco.
- Group Strategy and Corporate Affairs, including Marketing and Communications, assumed responsibility for group corporate social investment activities, the Financial Sector Charter Strategy Team, the Economic Unit, and a new area focusing on driving organisational change and transformation.
- Responsibility for the Imperial Bank investment was assumed by the Chief Risk Officer.



Following the reorganisation all client-facing businesses have been incorporated into Nedbank Retail, Nedbank Corporate and Nedbank Capital. This clarified accountability, introduced flexibility and ensured a focus on client service levels.

Three-year plan in place

In October 2004 Nedcor completed an extensive groupwide three-year planning process. This involved:

- reviewing existing businesses, together with a competitor and industry analysis,

to produce a top-down strategy and three-year financial model;

- a bottom-up assessment and finalisation of targets;
- an alignment of plans across the group to ensure consistency, a common vision, identification of cross-sell opportunities and the elimination of duplication; and
- detailed management actions and timeframes.

The plan sets out goals for the group to achieve its target of a 20% ROE and 55% efficiency ratio in 2007. The plan is based on the premises of maintaining market share from midway through 2005, growing total income by at least 9% above expense growth, a focus on growing transactional revenues, building Nedbank Retail and transforming beyond the FSC targets.

Divisional achievements

There has been significant progress within the underlying divisions. All divisions are being aligned to the methodologies and disciplines of management processes developed for the Group Exco and have established divisional project offices that are involved in the implementation and monitoring of Nedcor's Strategic Recovery Programme. Some of the divisional achievements are outlined below.

Nedbank Capital

- All positions in Nedbank Capital have been evaluated and a new executive team is in place. Performance-based incentive schemes were put in place and communicated early in 2004.
- To align the trading and structuring functions single debt and equity capital markets businesses were created during the year.
- Good progress was made in implementing an investment banking model and developing a single house approach to add more value to the client base.
- Closer working relationships were developed with both Nedbank Corporate and Old Mutual to focus on improved client service and cross-sell opportunities.
- The minority shareholders in NIB Namibia were bought out.
- Nedbank Capital took responsibility for the London branch. Staff have co-located with Old Mutual and a matrix reporting structure has been introduced.
- A more rigorous structured process was put in place for developing, monitoring and converting the deal pipeline.
- An acceleration in activity occurred during the second half of the year, including the R6 billion Telkom BEE deal, the R203 million Incwala Platinum preference share deal, the R170 million Metropolitan/Kagiso BEE preference share deal and the R1,3 billion Metcash deal. A strong pipeline has been built for 2005.
- The Taquanta empowerment deal was concluded.
- The Foreign Exchange and Fixed-Income Treasury Desk was rated third in the world for the rand short-dated and two- to ten-year category, and second in the over-ten-year category by *Risk Magazine*.
- Debt Origination and Structured Products were ranked joint first for BESA-listed deals and issued the first inflation-linked BESA-listed corporate paper.
- Corporate Finance was ranked second by deal value in the Investment Adviser Merger and Acquisition Category in the Dealmakers Awards and also ranked second by deal value in the SA Merchant Banks category of the Ernst & Young Awards.
- Nedcor Securities was ranked as the number one domestic equity research house in South Africa and number two out of all competitors in South Africa, with top analysts in a number of sectors in the *Financial Mail* Ranking the Analysts Survey.

Nedbank Corporate

- The executive committee and other senior appointments were finalised.
- Headcount was reduced by approximately 400 people during the year. Subsequent planning sessions and workshops were undertaken to ensure a unified vision and to help create a high-performance culture.
- Asset-based Finance was consolidated into Business Banking to improve client service and create cross-sell opportunities.
- All electronic sales were consolidated into Transactional Banking and a channel convergence strategy was determined.
- A Transactional Banking sales team was established, with the objective of increasing primary banker status.
- To ensure that centres of excellence and core competencies are maintained and duplication eliminated, an Integrated Operations and Shared Services Unit (including groupwide responsibility for payments and key electronic banking platform product developments) was created in Nedbank Corporate. This unit will work closely with the current Transactional Banking Sales and Sales Support Unit.
- Business Banking was restructured into four regional hubs, with six main service centres. This will improve communication with clients, and better client query facilities have resulted in further improvements to client service. Recent client survey results show an improvement in client satisfaction scores as well as problem resolution.
- Corporate Banking has gained a number of new large primary client relationships, which will enhance non-interest revenue (NIR) in 2005.

- Corporate Banking has referred in excess of 60 leads for new business to Nedbank Capital.
- Bad-debt experience is low, driven by healthy recoveries, effective credit management and the benign interest rate environment.
- Property Finance has continued its strong performance.
- A balance sheet efficiency initiative was implemented: R6,2 billion reduction in advances, without affecting client relationships, and improving capital adequacy.

Nedbank Retail

- The cluster was reorganised to improve client service, reduce resource duplication and improve accountability. This resulted in the appointment of a new divisional executive team, the integration of the operational and support structures into Nedbank Retail and the formation of integrated standalone Card, Home Loan and Personal Loans businesses.
- The Peoples Bank and NBS merger/integration was successfully completed. Complex geomapping and on-the-ground assessments occurred to determine the extent of the branch closures that will occur when Peoples Bank is fully integrated into Nedbank Retail during 2005. Legal Day One of the Peoples Bank integration into Nedbank was 1 February 2005.
- To improve returns and optimise management time the Capital One and JD Group alliances were terminated. Increased weight and effort was put behind Pick 'n Pay Go Banking, which is showing good growth in client numbers and transaction volumes.
- New frontline credit systems were implemented in the second quarter, which has improved turnaround times significantly.
- The integration of Cape of Good Hope Bank Retail clients and BoE Card clients into Nedbank was completed.
- The integration of the wealth management businesses into Nedbank Retail was completed.

Group Technology and Support Services (GTSS)

Following the groupwide restructuring and the formation of the centralised technology unit, GTSS, a new executive committee was constituted. Major achievements for the year include:

- Operating expenses were 4,3% down, compared with 2003.
- Employment equity targets were exceeded – 32,9% against a bank target of 25,9%.
- Excellent service level availability was maintained throughout 2004:
  – LAN uptime > 99,2%;
  – WAN uptime > 99,1%;
  – Mainframe/Servers > 99,6%.
- The number of changes implemented throughout 2004 increased by 15%, without impacting service level availability.
- Extensive improvements were made to the bank's disaster recovery ability and comprehensive and successful tests were undertaken by the bank during 2004.
- A fully functional backup call centre has been established in Durban to support Johannesburg's volumes and balance workload.
- Headcount was reduced by over 1 300.
- The legacy credit card issuing systems for Visa, MasterCard and American Express were decommissioned. All cards are now being processed on the CAMSII production platform.
- All projects to integrate the technology of all previous BoE companies progressed according to plan. All support operations for automated teller machines, self-service terminals and points of sale between the merged entities have been successfully combined into one unit.
- New core network switches, to improve client service significantly in terms of availability and response times, have been installed.
- A project to integrate Old Mutual and Nedbank's network infrastructures commenced implementation in the fourth quarter of 2004 and is well on track.
- A new fast-cycle development process was successfully introduced during 2004.
- The GTSS/Group Operations intranet site was voted the best in the financial services industry at the Computer Society of SA Annual Awards.

Other central services

- Swisscard is now fully operational in Switzerland.
- Initiatives were launched to manage staff morale, including countrywide roadshows, a 'Talk to Tom' intranet facility, and the involvement of staff in a participative process in building the bank's overall strategy, including the brand and values.
- A remuneration policy focusing on specific performance measures was implemented throughout the group.
- Nedcor continues to be recognised for its corporate social investment activities.
- In the global ranking and awards for investor relations websites (the MZ Awards) Nedcor was placed first in the online financial reporting category in the Asia, Pacific and Africa region.

Group structure

Support areas

Group Human Resources
Derek Muller (acting)

Group Strategy and Corporate Affairs
Nolitha Fakude

Strategic Recovery and Turnaround Office
Barry Hore

Enterprise Governance and Compliance
Selby Baqwa

Chief Executive's Office
Derek Muller

Group Technology and Support Services
Len de Villiers

Group Finance
Mike Brown

Group Risk
Philip Wessels

Nedcor Group
Chief Executive
Tom Boardman

Client interface

Nedbank Corporate
Graham Dempster

- Corporate Banking
- Business Banking
- Property Finance
- Africa

Nedbank Capital
Brian Kennedy

- Investment Banking
- Specialised Finance
- Treasury
- Equity Capital Markets
- Debt Capital Markets
- Nedcor Securities

Nedbank Retail
Rob Shuter

- Retail Banking Services
- Nedbank Card
- Retail Bancassurance and Wealth
- Nedbank Home Loans
- Nedbank Personal Loans
- Retail Product Solutions
- Retail International

(50,1%)
Imperial Bank
René van Wyk (acting)

Group strategy

Our vision, values and long-term strategy

During 2004 Nedcor agreed on a common vision, groupwide values and a common overarching group strategy. The power of our common strategy lies in all divisional three-year plans (2005 – 2007) being completely aligned with the group strategy, ensuring that all entities within the group work towards a common goal.

Vision	**To become Southern Africa's most highly rated and respected bank by our staff, clients, shareholders, regulators and communities.** = **Deep Green**
Deep Green aspirations	Great place to work Great place to bank · Great place to invest Unleashing synergies · Worldclass at managing risk · Community of leaders Most respected and aspirational brand · Highly involved in the community and environment · Leading transformation · Living our values
What makes us different and dictates our business model?	Great at listening, understanding clients' needs and delivering
Making sure it happens	Strategic Recovery and Turnaround Office
Strategic focus	**Drive transactional banking** (client acquisition and retention, primary banker, cross-sell, volume) · **Build a high-performance culture** · **Optimise mix** (group, segment and product) · **Beyond transformation** (FSC, community, environment and brand) · **Align the organisation to a synergistic client-driven business model**
Scope of the game	**Back to basics** · **Full-spectrum banking** · **Southern Africa focus**
Our values	Integrity · Respect · Accountability · Pushing beyond boundaries · People-centred

Our vision

The vision is to become Southern Africa's most highly rated and respected bank.

The Group Executive Committee (Group Exco) and staff from across the bank defined ten aspirations that describe the essence of what we have to become to achieve the vision in 2007. At Nedcor we refer to these 10 objectives as the Deep Green aspirations towards which we strive:

- **A great place to work:** we are energised and committed. Nedbank is truly the best place to work and an employer of choice. We have clear career paths and opportunities to develop.
- **A great place to bank:** we are the benchmark for client service, as we listen to our clients, understand their needs and deliver on them. Our client satisfaction levels are the envy of all. People are talking about 'the Nedbank way'. As a result, our client base has grown in all segments. Our clients are our most effective marketers.
- **A great place to invest:** we are transparent and dependable in our financial performance. We deliver acceptable returns to all our stakeholders. Our key financial objectives have been achieved. ROE > 20%; cost/income ratio < 55%.
- **Unleashing synergies:** we are the power of one – a single, highly coordinated integrated bank – a bank that unlocks all its synergies. We are quick off the mark, empowered and highly efficient. Everything is shared. Nothing is wasted.
- **Worldclass at managing risk:** understanding, measuring and managing risk is central to everything we do. We have engrained risk management in our business. We understand that banking at Nedbank is about managing risk, not avoiding it. Our risk management methodologies are worldclass.
- **Community of leaders:** we have created a broad community of leaders throughout the bank. We take ownership of what is entrusted to us and set the example. We are forward-thinking and strategic in our decision-making and actions. The victim culture has been eradicated.
- **Most respected and aspirational brand:** we have successfully positioned Nedbank as the most aspirational banking brand for all market segments. Nedbank is perceived to be the leader in client understanding and care.
- **Highly involved in the community and environment:** we are Proudly South African. We understand that being a leader in community development and caring for our environment is both the right thing to do and a business imperative.
- **Leading transformation:** we have truly transformed and have surpassed Financial Sector Charter (FSC) requirements. Transformation needs no longer be highlighted as a separate imperative: it is integral to everything we do and how we do everything.
- **Living our values:** we have a culture – the way things are at Nedcor – that is tangible and living. Integrity, respect, accountability, pushing beyond boundaries and being people-centred are no longer concepts, but our way of life.

Our values

To create and foster a united Nedcor we embrace a single set of values. These groupwide values create a sense of unity, encourage the various clusters to move away from silo mentalities and form the foundation of our common organisational culture.

To create unity of values, not only within Nedcor, but also across the entire Old Mutual Group, the leadership of all the Old Mutual businesses engaged in an inclusive process to determine a single set of values that best meet the requirements of each Old Mutual business unit. The business units jointly decided on the following common set of Old Mutual values, namely accountability, integrity, respect and pushing beyond boundaries.

Nedcor incorporated these four values into a set of behaviours that is unique to Nedcor and adopted a fifth value of being people-centred that reinforces Nedcor's commitment to staff and clients.

Our strategy

A clear and simple group strategy provides the high-level guidelines that direct the entire organisation towards a common goal. The group strategy describes the scope of our business, our primary strategic focus as well as the group's delivery capability, key differentiators and business model.

Scope

Back to the basics of banking: Nedcor will focus on serving clients' financial services needs and will not dilute this focus by pursuing distracting business models. Nedcor aims to become the best at the basic elements of service delivery.

Full-spectrum banking: Nedcor will continue to have a retail, corporate and investment banking business and will provide a comprehensive range of products and services to the full spectrum of South African banking clients.

Southern Africa focus: Nedcor will seek and find growth opportunities in South Africa and, where opportunities exist,

Group strategy continued

cautiously expand into Southern Africa. The purpose of international operations is primarily to serve the international banking needs of Southern African clients as well as to serve multinational clients doing business in Southern Africa.

Primary strategic focus

Drive transactional banking

In the next three years the group will focus on growing its share of transactional accounts, both in the retail and corporate banking areas. This will be achieved through client acquisition, retention, cross-sell and improving Nedcor's primary banker status.

Build a high-performance culture

To unleash the immense human potential in Nedcor and to improve staff morale the group has embarked on a culture transformation process. The primary objective of the transformation process is to build a high-performance culture through removing the key stumbling blocks that inhibit client-driven performance.

The culture will be transformed to a values-driven one, with trust, empowerment, accountability and a bias for action truly being lived in Nedcor. The culture shift will also transform Nedcor from a politicised, inward-looking organisation to an outward-looking organisation that can function well across the boundaries of internal businesses. The Group Exco is committed not only to leading this transformation journey by example, but also to developing a community of leaders at all levels of the organisation that can create momentum towards a permanent culture change.

Optimise our mix

To improve our group lending margin the group has put action plans in place to increase lending in the retail segment. Equally, the aim is to improve our product mix and client segment mix to optimise profitability.

The approach to growing our business will be to find opportunities within and across divisions to improve delivery to our clients, while at the same time seeking opportunities to optimise cost effectiveness, but not at the expense of income growth.

Move beyond transformation

Nedcor will demonstrate its deep commitment to the new South Africa by truly transforming itself into a bank accessible to all South Africans. As a transformed organisation the group will be better positioned to increase its share of public sector business and to grow its client base in the lower-income segments of the retail market.

To achieve this aspiration Nedcor has set targets that surpass FSC requirements in respect of employment equity, ownership, access, procurement, empowerment financing and corporate social investment.

Nedcor already leads the financial services industry through its contribution to and involvement in communities and the environment. More importantly, however, Nedcor will leverage the investments made on the community and environment front by aligning these with its primary business imperatives and specific cluster strategies.

Align the organisation with a synergistic client-driven business model

Nedcor has changed from a product-driven to a client-driven business model, redefined leadership accountabilities and fundamentally changed its structure.

By the end of 2004 the group had addressed major structural deficiencies by devolving authority and transferring decisionmaking to client-facing units to improve delivery to clients. Core to the new way of functioning is the centralisation of the capital management, information technology and risk functions.

To build on these positive changes the group is simplifying processes in accordance with the principles of a client-driven business model, further refining accountabilities within the divisions and tightly aligning performance agreements with the action-orientated three-year plans that underpin our strategy.

There is great potential to unlock synergies among businesses within the bank to which end cross-divisional teamwork is being encouraged.

Making sure it happens

The capability to deliver on strategies and plans in the past often fell short of what the group required to achieve success. To this end a Strategic Recovery and Turnaround Office has been established, with a mandate to track and monitor all major strategic projects in the group.

Our key differentiator

Recognising that the group is servicing a broad spectrum of clients with vastly diverse needs, a single positioning at product/price/servicing level will not be adequate to differentiate Nedcor from its competitors. To achieve the growth required the group needs to understand clients' banking needs better than any of its competitors and gain and keep clients by delivering the best combination of products and services through the right channels and at the right price to meet these needs. Being great at listening to clients, understanding their needs and delivering on these embodies the group's unique differentiation.

In summary

Nedcor's strategy for the next three years is simple: the group is returning to the basics of banking and will be a full-spectrum bank ranging from retail to corporate banking and from basic banking products to complex tailored banking solutions. The bank will operate primarily in Southern Africa and will compete in the market through a relentless focus on better understanding and meeting clients' needs.

Economic review

Overview

The South African economy gathered momentum in 2004, driven by strong domestic demand and an improved global economic climate. Growth of close to 4% was achieved after the relatively modest expansion of 2,8% in 2003. For the third consecutive year robust domestic spending was responsible for driving the economy, while exports staged a modest comeback after a very weak 2003.

The rand's continued strength was again the key to understanding economic trends. It appreciated by 18% against an ailing US dollar and by 12% against the Reserve Bank's basket of currencies, bringing its total appreciation over the past three years against the dollar and the basket to 114% and 61% respectively. Investors remained confident of the currency's short-term outlook against the background of a fading dollar and took advantage of relatively high yields on South African investments. Other supportive factors were the currency's commodity status and sound, consistent macroeconomic policies.

A firmer, more stable currency helped to keep most import prices and inflation in check. More importantly, the decline in inflationary expectations encouraged the South African Reserve Bank to bring interest rates down to levels last seen – briefly – in the early 1980s. This stimulated consumer spending and credit but, more encouragingly, capital formation also picked up as confidence in the durability of the upswing became more entrenched. Firms took advantage of the climate to modernise plant and equipment and plans for further significant investment over the next few years have increased. These range from mining to industry, tourism and construction. The public sector also became more active, with substantial spending on infrastructural projects announced.

However, the rand's strength did have a more dark side. Exports rose, but only modestly, given the strength of the international economic upswing and rising commodity prices. Certain import-replacement industries came under severe pressure as easing global prices and the firmer rand reduced competitiveness. Although manufacturing staged some recovery, this occurred off a low base and was largely based on the pickup in domestic spending. Significant import growth constrained overall economic growth, leading to a further deterioration in the current account deficit.



Dennis Dykes
Group Chief Economist

Outlook

Many of the benign economic conditions that prevailed in 2004 are expected to persist in 2005. The rand is not expected to ease significantly, given expected inflows related to the amnesty, crossborder mergers and persistent dollar weakness. Inflation is therefore likely to remain well within the Reserve Bank's 3% to 6% target range. Despite a rapid rise in consumer credit and spending, this makes any strong rise in interest rates unlikely. Fixed investment activity will also remain strong as the country meets infrastructural needs and starts to gear up in anticipation of the 2010 Soccer World Cup. However, export and import-replacement industries will remain under some pressure, despite continued drives to improve efficiencies.

The key risk to growth is the global economic and financial environment. US and Chinese growth surprised on the upside in 2004, boosting commodity markets and stimulating other economies. However, stimulatory policies in the US are on the wane and severe balance of payments imbalances could have unforeseen effects on currencies and financial markets generally. China has also acted to cool its economy. With little prospect of a strong recovery in Europe and Japan, the combination could lead to a weaker environment than is generally expected, which would have negative implications for South African export prices and volumes.



Chairman's statement



Warren Clewlow
Chairman

The priority of a bank is its integrity and the protection of its capital. Profitability follows. It is not the other way around.

It is pleasing to report to shareholders that the Nedcor Group is back on course.

Results for the year show that, while we are still some way off our targeted return on ordinary shareholders' equity of at least 20%, the performance is in fact ahead of the forecasts provided during the year, excluding foreign exchange translation losses, which are largely beyond our control. We are pleased with the progress to date and believe we will achieve our return-on-equity target in 2007, as previously indicated to shareholders.

The results reflect that the margin is improving, mainly from structural changes to the balance sheet, and non-interest revenue has improved from figures reported in the first half, while expenses, on a monthly basis, have started to show a declining trend in line with our recovery programme objectives. As can be expected, it is still too early to see any marked turnaround in advances growth.

I was invited to become Chairman of the Nedcor Group when Chris Liebenberg reached the mandatory retirement age after a long and distinguished career with the group. My tenure as Chairman will not be long. I too will be retiring by the 2006 annual general meeting. However, I believe I can, although for a relatively short term, help the group through this crucial phase in its history, at the same time grooming potential successors for my position on the board.

My approach to this responsibility follows a basic business philosophy, which is:

The priority of a bank is its integrity and the protection of its capital. Profitability follows. It is not the other way around.

In taking up this responsibility I set myself the following objectives:

- Help to steady the Nedcor ship.
- Help to set the new course for the group.
- Fully back the new management team and board as they get on with restructuring Nedcor.
- Appeal to our constituency by ensuring we deliver on our promises.

Over the past year I have been privileged to lead a board and executive team members who work well together and trust one another. We acknowledge the sound principles of the past on which this group was built and ensure modernity by constantly adapting to current conditions and today's best practices.

To restore the fortunes of Nedcor it was necessary to confront those issues that have had a negative effect on the group's results.

These can be placed in three categories: Firstly, there were operational issues such as weak and inadequate information systems and management reporting, failed technology strategies, some under-performing assets and also the legal certainty method of assessing bad debts. In addition, the AC133 accounting standard had to be implemented, preparation had to be started for Basel II and steps had to be taken to comply with the Financial Intelligence Centre Act and the Financial Advisory and Intermediary Services Act.

The second issue was the BoE deal. While the merger will be positive for the group in the long run, it was costly and its absorption into the Nedcor Group placed a great strain on the management team. The cash-based structure of the transaction placed too great a burden on the group's resources.

And, finally, the group sat with foreign capital resources well in excess of its requirements and large unhedged fixed-rate liability positions. This proved costly when the rand strengthened significantly against other foreign currencies, and when interest rates dropped by 5,5% in 2003.

Chief Executive, Tom Boardman, and his management team set a challenging and visionary strategy for the group's recovery. I can report that the implementation of this strategy is on course. The successes and detailed progress achieved in this regard are outlined in the Chief Executive's review.

What is important is that management and staff can now concentrate on what they are paid to do – the business of banking and recovering market shares – without sideshow distractions.

Throughout this process we have been fortunate to have had the backing of our major shareholder, Old Mutual plc, and are also appreciative of the support of our other shareholders and stakeholders as the Nedcor Group tackled these difficult issues.

We are confident that his support will be rewarded. The Nedcor team will not let you down.

Financial results

I am pleased with the results for the year. While we are not yet achieving the returns we should ultimately like, the results are ahead of our initial expectations and the steps taken during 2004 have placed the group in a strong position to show healthy earnings growth in 2005.

Income of R974 million attributable to ordinary shareholders shows a significant turnaround from the loss of R1,6 billion for the year to 31 December 2003.

Headline earnings of R1 447 million showed a similar turnaround, compared with the R55 million reported for the year to 31 December 2003. Headline earnings, excluding foreign exchange losses of R1 819 million, was 23,7% above the R1 471 million reported in 2003.

Further details on the results are included in the Chief Financial Officer's report on page 78.

Sustainability

A company cannot focus purely on its financial performance. We are a corporate citizen of the countries in which we operate. We have an obligation to operate in a responsible manner. During the merger and restructure process we obviously focused on the crucial issues of turning the bank around. However, our attention and effort now need to be focused not only on sustaining this turnaround, but also increasingly on other aspects of empowerment, equity and social responsibility. We have set objectives not only to meet the requirements of the Financial Sector Charter, but also to beat these targets. Our progress and objectives are set out in more detail in the Nedcor 2004 Sustainability Report, but I should like to touch on some key issues here.

Black economic empowerment

South Africa cannot exist as an island of prosperity in a sea of poverty. I had truly hoped that black economic empowerment (BEE) would have gone beyond mere equity ownership and embodied the spirit of the African renaissance by encouraging political stability, developing the economic potential of the continent and promoting inter-African trade.

Sadly, this has not been the case in reality. Instead of being a process focused primarily on developing and giving opportunities to our people of hitherto untapped talent, many BEE transactions have benefited a few politically influential and fortunate, and now overstretched, individuals to provide a veneer of legitimacy to claims that ownership is changing in the private sector.

Business needs to ensure that true economic benefits are transferred to a broad base and guard against BEE being about entitlement. We need to include those who can genuinely make a contribution to the future development of our region.

Nedcor is totally committed to BEE that is broad-based and inclusive. To this end we are proposing a deal to shareholders during 2005, which we believe will be to the benefit of the group and all our stakeholders.

Indeed, properly done, BEE holds the promise of strengthening the social fabric by giving vastly great numbers of people a stake in the group.

Employment equity

The group will continue with the process that is well under way of continuously enhancing the quality of life of our employees and that of their families and dependants. This is done through skills development to provide opportunities for career advancement and greater allround job satisfaction. We have a fair representation of black directors, although we need to increase this further, and also have a long way to go with female representation on the board. Our representation of black and female staff has improved over the year, but added emphasis needs to be given to this for

us to meet our objectives of being a company that is truly representative of the diverse population within Southern Africa.

Social responsibility

The group remains committed to other areas, such as skills development, community upliftment and corporate social investment, an area in which we have always been strong. This was demonstrated by the external recognition of the programme during the year, as well as the commitment displayed by staff in supporting a number of projects.

Banking sector

Severe criticism has been levelled against our industry in the past for not making banking more accessible to all South Africans. Much of this criticism has been justified, considering that an estimated 13 million people in our country are unbanked.

The introduction of the national bank account, Mzansi, was indeed an important milestone in banking history, as it has provided accessible and affordable entry-level banking services to previously unbanked and underbanked communities for the first time.

The Mzansi campaign goes beyond a banking account and creating a savings culture. An important element of this programme is financial literacy and it is an area where we, as responsible bankers, can play a meaningful role.

As this programme involved large-scale sharing of infrastructure and information among participating banks, it was encouraging to see how fiercely competitive banks cooperated to find a solution to a national problem.

Regulatory pressures

The banking sector the world over has been influenced by several commercial and non-commercial dynamics over the past few years that have had a profound impact on business. In the local banking industry these dynamics have translated into direct legislative and wider regulatory intervention.

The global awakening of the need for enhanced corporate governance structures proved a catalyst for the King II Report on Corporate Governance in South Africa. We have embraced these governance principles and they have been systematically and successfully entrenched throughout the group since being introduced in March 2002.

International efforts at combating organised crime, and money laundering specifically, led to the promulgation locally of the Financial Intelligence Centre Act. Nedcor fully endorses the spirit of the statute and is implementing the programme.

Consumerism and consumer protection were again placed under the spotlight with the introduction of the Financial Advisory and Intermediary Services Act, the requirements of which the group has met successfully.

Other dynamics have been more specific to the South African environment. Addressing historical disparities continues to have a significant effect on the banking industry and the self-regulating Financial Sector Charter and legislative interventions such as the Employment Equity Act benchmark progress in meeting transformation targets. Transformation is of paramount importance to Nedcor. The board established a Group Transformation and Sustainability Committee to provide strategic direction and oversee the implementation of transformation in all its forms across the group. The committee has been given a mandate to finalise Nedcor's widely anticipated BEE transaction.

Arguably the single most significant and influential piece of legislation to affect the way banks will conduct their business is the Basel II Capital Accord.

The Basel II Programme affords Nedcor an undeniable opportunity of transforming the bank into a significantly competitive entity, providing substantial benefits and improving risk management.

As we move into the second half of this decade, it seems unlikely that the banking fraternity will receive any respite from the current wave of legislative and regulatory intervention.

Share option scheme

Shareholders may recall that at the time of the rights issue the anti-dilutionary clause of the employee share scheme meant that staff obtained options at the same discounted price as new shares issued under the rights offer, even for options that were clearly out of the money. This meant that some share option scheme participants benefited more than shareholders, which was never intended and could possibly not have been foreseen when the scheme was developed. I gave an undertaking at the last annual general meeting to change this clause, and you will be pleased to note that we are proposing a change to this clause in the existing share option scheme and at the same time we are proposing to implement a new scheme for any future share options, which we believe improves the structure of the scheme.

Economic outlook

2004 was an important year for South Africa and the banking sector. Our third democratic elections were successfully concluded and the country was awarded the privilege of hosting the 2010 Soccer World Cup. Economic growth rebounded, raising hopes that the economy was moving to a structurally higher plane following years of economic policy reforms, which are now starting to yield positive results. Disciplined policies and

more favourable perceptions of South Africa strengthened the rand, contained inflation at its lowest levels since the 1960s and allowed interest rates to ease to 24-year lows. This, in turn, encouraged consumer spending and strong capital formation, particularly in the private sector. All categories of asset prices, from those for residential buildings to those for equities, reflected these positive developments. These positive economic and financial trends are expected to persist in 2005, with key risks more international than domestic in nature.

The banking sector benefited from increased economic activity as well as lower interest rates, which stimulated borrowing and reduced bad debts. The year also saw the start of serious implementation of the Financial Sector Charter, which seeks to redress imbalances of the past. A key feature of the year was increased foreign interest in the domestic banking sector. The possibility of one or more foreign acquisitions has increased, illustrating the improved view of the country's longer-term potential.

Prospects

We end the year in a far better state than we started it. We are now able once again to adopt a longer-term time horizon in our planning rather than focusing on short-term crisis management.

The group has adopted a three-year strategic plan with clearly defined objectives and goals. The goals are challenging, but are no more than we need to achieve to become competitive once again.

The board joins me in expressing its confidence in the committed management team members and we believe they have the tenacity, resolve, experience and intellectual capability to achieve and even exceed their goals.

Board changes and appreciation

During the past financial year further restructuring of the board took place.

Executive directors, Izak Botha, Barry Hore, Derek Muller and Stuart Morris took leave of the board, and my appreciation goes to these gentlemen for the roles played and contributions made as directors over many years.

Derek Muller and Barry Hore remain as key members of the executive team. I welcome Mike Brown, appointed as Chief Financial Officer, and Bob Head from Old Mutual plc as a non-executive director to the Nedcor team.

During the past year three senior board members left the board.

Chris Liebenberg reached the stipulated retirement age and stepped down at the annual general meeting in May. In an outstanding career in every respect Chris served the group for 50 years in many capacities, culminating in his appointment as Chairman. He also served as South Africa's Minister of Finance for two years. We all wish Chris and his devoted wife, Elly, a long and happy retirement and continued good health.

Mike Levett, who retires as Chairman of Old Mutual plc, the holding company of Nedcor, at its annual general meeting in May 2005, also left our board. As with Chris Liebenberg, Mike served the board with great distinction over many years.

And then, sadly, Hixonia Nyasulu, one of our Vice-chairmen, resigned following her direct involvement in a BEE transaction that would lead to a conflict of interest with her Nedcor responsibility.

We shall miss the steady hand and wisdom of these special people.

Following the changes that have taken place over the past year the Nedcor Board now consists of 17 members comprising eight independent non-executive directors, six non-executive directors and three executive directors.

In the banking industry much reliance is placed on the support of and cooperation with the regulator and financial authorities. South Africa benefits greatly from the professional efficiency of these institutions, and I wish to record our appreciation for this cooperation and open relationship that is mutually beneficial in understanding and addressing the major issues affecting our industry.

We express our deep appreciation to all our stakeholders for their ongoing loyal support.

And, finally, I extend my thanks to all our staffmembers for their commitment and dedication during the difficult time of turning this great institution around.



Warren Clewlow
Chairman

Sandown
17 March 2005

Nedcor Limited Directors at 1 February 2005



1 2 3 4

1 **Warren Alexander Morten Clewlow** (68)
(Non-executive Chairman)
(appointed 2000)
Business address
Barlow Park, Katherine Street, Sandton, 2199
Qualifications
OMSG, CA (SA), DEcon(hc)
Occupation
Chairman, Barloworld

Warren is Chairman of Nedcor and Nedbank Limited. He is also a non-executive director of Old Mutual plc. He has been Chairman of Barloworld since 1991. He was previously Chairman of the State President's Economic Advisory Council and Chief Executive of Barloworld and has managed many of its diverse divisions. He is also a non-executive director of Sasol Limited, Rustenburg Wines (Proprietary) Limited, Pretoria Portland Cement and Deputy Chairman of Old Mutual Life Assurance Company (SA) Limited.

Nedcor Board committees
Nedcor and Nedbank Directors' Affairs Committees (Chairman)
Nedcor Limited ordinary shares
2 849 beneficial indirect
Nedbank Limited preference shares: 0

2 **Prof Michael Mervyn Katz** (60)
(Non-executive Vice-chairman)
(appointed 1997)
Business address
Edward Nathan (Proprietary) Limited, 4th Floor, The Forum,
2 Maude Street, Sandown, 2196
Qualifications
BCom, LLB, LLM (Harvard Law School), LLD(hc)
Occupation
Corporate Law Adviser and Consultant

Michael is Non-executive Vice-chairman of Nedcor and Nedbank Limited and Chairman of Edward Nathan (Proprietary) Limited. He is also Chairman of the Commission of Inquiry into the Tax System of South Africa and the Tax Advisory Committee, as well as an honorary professor of Company Law at the University of the Witwatersrand.

Nedcor Board committees
Nedcor and Nedbank Risk Committees (Chairman), Group Credit Committee, Group Finance Oversight Committee, Nedcor and Nedbank Directors' Affairs Committees, Board Strategic Innovation Management Committee (Board Simco), Group Transformation and Sustainability Committee
Nedcor Limited ordinary shares
4 273 beneficial indirect
Nedbank Limited preference shares
475 000 beneficial direct, 105 000 non-beneficial indirect

3 **Maduke Lot Ndlovu** (53)
(Executive Vice-chairman)
(appointed 2001)
Business address
Nedcor Sandton, 135 Rivonia Road, Sandown, 2196
Qualifications
DipLR (Unisa), MAP (Wits), EDP (North Western USA), AMP (Harvard Business School)
Occupation
Vice-chairman, Nedcor Limited and Nedbank Limited

Lot is Vice-chairman of Nedcor and Nedbank Limited. He is Non-executive Chairman of Africa Milestone Investments Limited, Lafarge South Africa (Proprietary) Limited and the Environmental and Infrastructure Development Trust. He is a non-executive director of Nampak Limited, the South African National Roads Agency and the Community Growth Management Company Limited. He is the Deputy Chairman of the Johannesburg University. He is a member/trustee of the Business Trust (job creation), the Multicultural Development Programme (Deloitte & Touche) and St Anthony's Adult Education Centre. He is a member of the advisory board of the Otis Elevator Company and serves as a commissioner for the Office of the Banking Adjudicator. He is the Patron of Midrand Graduate Institute Milpark Business School.

Nedcor Board committees
Group Credit Committee, Nedcor and Nedbank Risk Committees, Nedcor and Nedbank Directors' Affairs Committees, Group Transformation and Sustainability Committee
Nedcor Limited ordinary shares
18 299 beneficial indirect
Nedbank Limited preference shares: 0



5



6



7

4 **Thomas Andrew Boardman** (55)
(Chief Executive) (appointed 2002 as director and 10 December 2003 as Chief Executive)
Business address
Nedcor Sandton, 135 Rivonia Road, Sandown, 2196
Qualifications
BCom, CA (SA)
Occupation
Chief Executive, Nedcor Limited and Nedbank Limited

Tom is Chief Executive of Nedcor Limited and Nedbank Limited. He was formerly Chief Executive of BoE. Previous directorships include the Banking Council, Boardmans and Sam Newman Limited.

Nedcor Board committees
Group Credit Committee (member for purposes of the approval of large exposures only)
Nedcor Limited ordinary shares: 0
Nedbank Limited preference shares
85 000 non-beneficial indirect

5 **Christopher John Watkins Ball**
(65) (*Independent non-executive*) (appointed 2002)
Business address
4 Gardenia Lane, Constantia, 7800
Qualifications
Dip Iuris, MA
Occupation
Director of companies

Chris was previously a director of BoE. He is a non-executive director of Nedcor Limited, Nedbank Limited and Imperial Bank Limited.

Nedcor Board committees
Group Finance Oversight Committee (Chairman), Group Audit Committee, Group Remuneration Committee, Group Credit Committee (Chairman), Nedcor and Nedbank Directors' Affairs Committees, Nedcor and Nedbank Risk Committees, Group Transformation and Sustainability Committee
Nedcor Limited ordinary shares
10 000 beneficial direct
Nedbank Limited preference shares
144 300 beneficial direct

6 **Michael William Thomas Brown**
(38) (Chief Financial Officer) (appointed 2004)
Business address
Nedcor Sandton, 135 Rivonia Road, Sandown, 2196
Qualifications
BCom, Dip Acc, CA (SA)
Occupation
Chief Financial Officer

Mike is a commerce graduate from Natal University. He completed his articles with Deloitte & Touche in Durban and qualified as a chartered accountant in 1990. After working in the United States and England, he joined the NBS Treasury Department in 1993. He then moved to NBS Corporate (later BoE Corporate) and was instrumental in establishing the Specialised Finance and Private Equity Divisions. Following the merger of NBS Corporate and the commercial and industrial lending division of BoE Private Bank, Mike was appointed Deputy Managing Director of BoE Corporate and then Managing Director of the division in 1999. He was appointed an executive director of BoE Limited in October 2001 and to his previous position as Head of Property Finance following the merger of Nedcor, BoE, NIB and CoGHB.

Nedcor Board committees
Group Credit Committee (member for purposes of the approval of large exposures only)
Nedcor Limited ordinary shares
909 beneficial indirect
Nedbank Limited preference shares: 0

7 **Richard Gray Cottrell** (69)
(Independent non-executive) (appointed 2002)
Business address
18 Rivonia Road, Illovo, 2196
Qualifications
CA (SA), FCA, SEP (Stanford)
Occupation
Director of companies

Rick is a director of African Oxygen Limited, Afrox Healthcare Limited, Glenrand MIB Limited and Imperial Bank Limited. He was previously Executive Officer of the Financial Services Board, Deputy Chairman and Managing Partner of Coopers & Lybrand and member of the then Policy Board for Financial Services and Regulation. He is also past President of The South African Institute of Chartered Accountants.

Nedcor Board committees
Group Audit Committee (Chairman), Nedcor and Nedbank Directors' Affairs Committees, Group Finance Oversight Committee
Nedcor Limited ordinary shares
523 beneficial direct
Nedbank Limited preference shares
29 363 non-beneficial indirect

Nedcor Limited Directors at 1 February 2005 continued



8 9 10 11 12

8 Barry Erskine Davison (59)
(Independent non-executive)
(appointed 2002)
Business address
14th Floor, 55 Marshall Street,
Johannesburg, 2001
Qualifications
BA (Law and Economics)
Occupation
Chairman of Anglo American Platinum Corporation Limited

Barry is Non-executive Chairman of Anglo American Platinum Corporation Limited, an executive director of Anglo American plc, a director of Anglo American Corporation of South Africa Limited, Chairman of Anglo American plc Ferrous Metals Division, a non-executive director of Kumba Resources Limited and a non-executive director of Samancor Limited.

Nedcor Board committees
Group Audit Committee, Group Transformation and Sustainability Committee
Nedcor Limited ordinary shares: 0
Nedbank Limited preference shares
18 700 beneficial indirect

9 Nicholas Dennis (58) (British)
(Independent non-executive)
(appointed 2002)
Business address
3010 William Nicol Drive, Bryanston, 2191
Qualifications
BCom (Hons)
Occupation
Chief Executive, Tiger Brands Limited

Nick is the Chief Executive of Tiger Brands Limited.

Nedcor Board committees
Nedcor and Nedbank Risk Committees, Board Simco
Nedcor Limited ordinary shares: 0
Nedbank Limited preference shares
47 500 beneficial direct

10 Prof Brian de Lacy Figaji (60)
(Independent non-executive)
(appointed 2002)
Business address
118 Upper Kenridge Avenue,
Durbanville, 7550
Qualifications
BSc (Eng), Dip Tertiary Educ, Med, Ded (Coventry University, UK), D Litt(hc) (California State University, Hayward, US)
Occupation
Former Vice-chancellor of the Peninsula Technikon

Brian is the former Principal and Vice-chancellor of the Peninsula Technikon and a member of the Council on Higher Education.

Nedcor Board committees
Group Credit Committee, Group Remuneration Committee, Group Transformation and Sustainability Committee
Nedcor Limited ordinary shares: 0
Nedbank Limited preference shares: 0

11 Robert Michael Head (46) (British)
(Non-executive) (appointed 2005)
Business address
Old Mutual plc, 5th Floor,
Old Mutual Place,
2 Lambeth Hill, London, EC4V 4GG
Qualifications
BA (Oxon), ACA, ACII, FCIB
Occupation
Group Human Resources and Strategy Director, Old Mutual plc

Bob is a non-executive director of Nedcor Limited, Nedbank Limited and Mutual & Federal. He joined Old Mutual plc in February 2003. Prior to that he was Chief Executive of smile.co.uk, Finance Director of egg.com (both UK internet banks) and held various directorships.

Nedcor Limited ordinary shares: 0
Nedbank Limited preference shares: 0

12 Johannes Bhekumuzi Magwaza (62)
(Independent non-executive)
(appointed 1996)
Business address
6th Floor, Corporate Place, Gardiner Street, Durban, 4001
Qualifications
BA, MA (Warwick, UK)
Occupation
Director of companies

JB is a director of Nedcor and Nedbank Limited and was previously Non-executive Chairman of Peoples Bank Limited. He also serves as a non-executive director of Dorbyl Limited and is on the boards of the Development Bank of Southern Africa and Ithala Development Finance Corporation Limited.

Nedcor Board committees
Group Remuneration Committee (Chairman), Group Audit Committee, Nedcor and Nedbank Directors' Affairs Committees, Group Transformation and Sustainability Committee (Chairman)
Nedcor Limited ordinary shares
150 beneficial direct
Nedbank Limited preference shares: 0



13 14 15 16 17

13 Mafika Edmund Mkwanazi (51)
(Independent non-executive)
(appointed 2000)
Business address
3rd Floor,
28 Harrison Street,
Johannesburg, 2001
Qualifications
BSc (Maths), BSc (Elec Eng)
Occupation
Director of companies

Mafika is a director of Nedcor and Nedbank Limited and was Group Chief Executive of Transnet Limited. Directorships include Freight Logistics International Inc, Transnet Limited and SAA.

Nedcor Board committees
Board Simco (Chairman), Nedcor and Nedbank Directors' Affairs Committees, Group Finance Oversight Committee, Group Audit Committee
Nedcor Limited ordinary shares
1 647 beneficial direct
Nedbank Limited preference shares: 0

14 Phuthuma Freedom Nhleko (44)
(Non-executive) (appointed 2002)
Business address
3 Alice Lane, Sandton, 2196
Qualifications
BSc, MBA
Occupation
Group Chief Executive, MTN Group Limited

Phuthuma is the Group Chief Executive of MTN Group Limited, a director of Old Mutual Life Assurance Company (SA) Limited and former Non-executive Chairman and founding member of Worldwide African Investment Holdings Limited.

Nedcor Limited ordinary shares: 0
Nedbank Limited preference shares: 0

15 Julian Victor Frow Roberts (47)
(British)
(Non-executive) (appointed 2001)
Business address
Old Mutual plc, 5th Floor,
Old Mutual Place,
2 Lambeth Hill, London, EC4V 4GG
Qualifications
BA (Hons) (Stirling), FCA
Occupation
Group Finance Director, Old Mutual plc

Julian is the Group Finance Director of Old Mutual plc. He is also a Fellow of The Institute of Chartered Accountants of England and a Member of the Association of Corporate Treasurers. Other directorships include Mutual & Federal Insurance Company Limited, Old Mutual (US) Holdings and King & Shaxton. He was previously the Group Finance Director of Sun Life and Provincial Holdings plc.

Nedcor Board committees
Group Audit Committee, Group Finance Oversight Committee
Nedcor Limited ordinary shares: 0
Nedbank Limited preference shares: 0

16 Cedric Michael Langton Savage
(66) (Independent non-executive)
(appointed 2002)
Business address
Amanzimnyama Hill, Tongaat, 4400
Qualifications
BSc (Eng), MBA, ISMP (Harvard)
Occupation
Chairman: Tongaat-Hulett Group Limited

Cedric is Non-executive Chairman of the Tongaat-Hulett Group Limited and a director of AECI Limited, Datatec Limited, General Motors South Africa (Proprietary) Limited, Harmony Gold Mining Limited, Hulett Aluminium (Proprietary) Limited and Kumba Resources Limited.

Nedcor Board committees
Board Simco, Nedcor and Nedbank Risk Committees, Group Remuneration Committee
Nedcor Limited ordinary shares
8 452 beneficial direct
Nedbank Limited preference shares
212 700 beneficial indirect

17 James Harry Sutcliffe (48) **(British)**
(Non-executive) (appointed 2001)
Business address
Old Mutual plc, 5th Floor,
Old Mutual Place,
2 Lambeth Hill, London, EC4V 4GG
Qualifications
BSc, FIA
Occupation
Chief Executive, Old Mutual plc

Jim is a Fellow of the Institute of Actuaries. He is also Chief Executive of Old Mutual plc. Previously he was Deputy Chairman of Liberty International plc and Chief Executive of Prudential plc's UK division.

Nedcor Board committees
Group Remuneration Committee, Nedcor and Nedbank Directors' Affairs Committees
Nedcor Limited ordinary shares: 0
Nedbank Limited preference shares: 0

Chief Executive's review



Tom Boardman
Chief Executive

Our focus in 2004 was on restoring the business and building a base for the future. We had to implement a recovery programme to arrest the declining performance, adopt a greater external focus to make the group more competitive, restore the dented morale of staff, while at the same time ensuring the long-term sustainability of the business.

Market conditions were generally positive during the year, marked by a stable currency, declining interest rates, low inflation and strong credit growth. Regrettably, while we were focusing our energies internally, we lost market share in the key retail segments of home loans and credit cards. Our competitors, on the other hand, were taking advantage of this favourable climate for the banking industry and showed strong growth.

Commitment to recovery

One of the most rewarding aspects of the past year has been the group's delivery on the commitments that we made to shareholders to address the key issues affecting the group's performance. Significant progress has been made on most fronts. We acknowledge that the benefits of all these actions will be fully realised only over time, but I should like to outline to shareholders what the group had achieved by year-end.

One of the most rewarding aspects of the past year has been the group's delivery on the commitments we made to shareholders.

Balance sheet review and capital raising

Our immediate priorities in the first half of the year were to review the balance sheet, recapitalise the bank, reduce risk and finalise the composition of the executive team.

The review of the balance sheet at the end of 2003 was comprehensive and nothing of substance has subsequently come to light. We are confident that the group's investments and fixed assets are realistically valued and that we have now established a base for the future.

The rights offer was successful in raising R5,15 billion to strengthen the capital base. R2,5 billion of subordinated debt (Tier 2 capital) was repaid from the proceeds of the rights issue, with the balance being used to reduce expensive funding. This improved the balance between Tier 1 and Tier 2 capital.

The group targeted a Tier 1 capital adequacy ratio of at least 7,5% by year-end. It is pleasing to report that, through

the rights issue and proactive capital management, the group Tier 1 capital adequacy ratio at 31 December 2004 was 8,1% and total group capital adequacy 12,1%.

Reducing the risk profile

We recognised that the group was holding excess capital in foreign currencies. Over the past year the group repatriated, converted and hedged R5,058 billion of capital sensitive to foreign exchange movements. The foreign exchange translation loss reduced to R372 million from R1,416 billion in 2003.

Interest rate risk was significantly reduced. An active hedging programme was implemented, swapping all new fixed-rate liabilities to floating rates. In addition, the group's R6 billion fixed-rate subordinated debt issued in 2001 and 2002 was hedged against further interest rate movements from July 2004. Interest rate risk was further reduced with the expensive unhedged fixed-rate negotiable certificates of deposit (NCDs), promissory notes (PNs) and retail fixed deposits in issue at December 2003 having matured by April 2004.

Executive management team

In appointing the Group Executive Committee (Group Exco), we focused on attracting a core of young leaders who are committed to restoring and transforming the group.

The remaining appointments made in 2004 included Philip Wessels as Chief Risk Officer in May, and Mike Brown as Chief Financial Officer in June. Advocate Selby Baqwa was appointed Head of Group Compliance and Corporate Governance and joined the Group Exco in November.

On a disappointing note, we bid farewell to two members of the team. Pete Backwell, Head of Nedbank Retail, resigned to follow business interests in the agricultural sector, while our Human Resources Director, Ivan Mzimela, left for a position in the leisure sector. Rob Shuter has replaced Pete as Head of Nedbank Retail and he has already started to make his mark in this area of crucial importance to the group. Nolitha Fakude took on the responsibility for Group Strategy and Corporate Affairs from Rob Shuter and Derek Muller has assumed the additional portfolio of Human Resources until a new Head of Human Resources has been appointed.

Clear strategic direction

Other areas of the recovery programme have a longer-term horizon. The strategy is to focus on the core business of banking. As a result the group implemented a programme to dispose of non-core businesses and in 2004 R2 billion of non-core assets were sold.

Offshore businesses Chiswell Associates, the Stenham Group, BoE Life International, BoE International Fund Services and BoE International Fund Managers were sold. The group has also exited its Asian operations. Edward Nathan & Friedland, the corporate law advisory business, was sold, as well as land at Century City and other property investments.

As part of the strategic review the group's alliances and joint ventures were reevaluated. A mutual decision was taken to terminate the arrangement with the JD Group, and the group acquired Capital One's interest in the American Express and the Peoples Bank microlending ventures.

The Strategic Recovery Programme was initiated to reverse the trend of expenses growing at a higher rate than revenue. As part of the restructure and cost reduction programme, the staff headcount was reduced by 3 102 people, from 24 205 to 21 103. This was achieved through voluntary retrenchment of 1 439 people, business-initiated retrenchment of a further 596, the sale of businesses and natural attrition. Care was taken not to affect the client-interfacing areas of the business and the majority of the retrenchments were in support divisions.

Merger

The integration of BoE was probably the single biggest operational challenge – and opportunity – that the group has faced. It is gratifying to report that the merger was largely completed by the end of 2004. The remaining client migrations from the BoE merger were completed on time and within budget. A total of 115 000 BoE Business Banking clients, with loans of R10 billion and deposits of R4 billion, were migrated onto Nedbank systems, with a client loss of less than 3%. Some 700 000 NBS clients were migrated onto Nedbank and Peoples Bank systems, with minimal client loss. More than 12 600 contracts for Property Finance clients, with loans of around R8 billion, were migrated onto the Property Finance SAP system, also with minimal client loss.

Financial performance

While a significant amount of work still needs to be done to achieve the financial targets for 2007, it is pleasing to note the progress made in 2004. Headline earnings grew from R55 million in 2003 to R1,447 billion this year, while headline earnings, excluding foreign exchange losses of R1,819 billion, were 23,7% up on the 2003 figure of R1,471 billion.

Attributable income showed a recovery from the R1,6 billion loss to a R974 million profit this year.

Net interest income increased by 11% to R7,567 billion, while non-interest revenue, excluding foreign exchange translation losses, increased by 3% to R8,197 billion.

The financial results are detailed in the Chief Financial Officer's report on page 78.

Staff

It is difficult to quantify the impact of the retrenchment programme on staff morale. We are aware of the stress that this placed on our people and have focused extensive resources on restoring staff morale and positioning the group as an employer of choice. I am confident that the morale is stabilising. Strategy, values and brand workshops were held throughout the country, allowing staff to share their views and participate in the development of the strategy that the group is now following. Internal communications programmes were also enhanced to ensure staff were kept abreast of changes, problems and successes in the group. Staff incentive schemes have been revised and all staff have performance measurement standards that reward the right behaviours.

Sustainability

Throughout what was a difficult year we have remained cognisant of our role as a responsible corporate citizen and continue to focus on the long-term sustainability of our business and our country. Our efforts in this area have been recognised through the group's inclusion in the JSE Socially Responsible Investment (SRI) Index and being one of only four South African corporates to have been included in the Dow Jones World Sustainability Index.

An independent survey conducted by Trialogue saw Nedcor rated by non-governmental organisations as the 'financial company with the strongest contribution to development' and rated Nedcor third-best corporate grantmaker out of 48 competitors. In the annual *Mail & Guardian* Investing in the Future Awards, Nedcor was recognised for the best corporate social responsibility report.

Strategy

The group's vision is:
'To become Southern Africa's most highly rated and respected bank . . . by our staff, clients, shareholders, regulators and the communities in which we operate.'

The core values underpinning the vision are:
- **integrity;**
- **respect;**
- **accountability;**
- **pushing beyond boundaries; and**
- **being people-centred.**

The strategy is simple: we are returning to the basics of banking. We are a full-spectrum bank ranging from retail to corporate banking and from basic banking products to complex tailored banking solutions. The bank will operate primarily in Southern Africa.

Currently our strategic focus is to:
- drive transactional banking;
- build a high-performance culture in which staff exceed client expectations;
- align the organisation to ensure a client-driven business model, with the authority and ability to service clients in an optimal way;
- move beyond transformation and become a company that is truly representative of the diversity of the people in Southern Africa; and
- optimise the mix of business to ensure that we maximise returns to shareholders at the lowest possible level of risk.

This strategy is set out in further detail in the Group Strategy section on page 12.

Business model

In last year's annual report I stated that '. . . a lack of accountability in the group has been one of the single biggest causes of poor performance'. The operational structure was simply not aligned with the needs of the business.

To address this structural deficiency, we developed a new business model that has been designed to devolve authority and transfer decisionmaking into the client-facing units in order to improve service delivery to clients. This will lead to enhanced accountability, a greater understanding of client needs, improved service levels and faster decisionmaking.

The single biggest change to the group structure was the integration of areas of the former Technology and Operations Division into the client-facing divisions, and in particular into Nedbank Retail. Branch operations were fully integrated within Nedbank Retail, which involved a change in reporting line for 4 641 staff. A large amount for central costs that were previously unallocated have now been assigned to the client-facing businesses from January 2005.

Brand strategy

The group's brand strategy has also been reviewed. Nedcor has traditionally operated a multibrand strategy, which positioned the bank as a niche player aimed at selective target markets. We will be adopting a single-brand strategy for the group under the Nedbank banner. The Nedbank Group will be positioned as aspirational to all markets. We own a powerful franchise and need to maximise the benefits for all stakeholders.

Shortly after the merger with BoE in 2002 the group operated under 22 different brands, and this has now been scaled down to eight, which could be further streamlined over time.

We need to listen to clients, understand their needs and deliver what they want. The first stage of this has been encapsulated in the current marketing campaign of 'listening'.

Prospects

As the benefits of the increased focus on client service become evident, the group expects to show growth in advances and anticipate maintaining its market share in the second half of 2005.

We expect margins to continue to improve as a result of:

- the expensive, unhedged short-dated fixed-rate funding having matured by the end of April 2004;
- the positive endowment effect of the rights offer proceeds for the full year from 2005 onwards;
- offshore capital being repatriated and earning higher yields in rands; and
- the hedging of the fixed-rate subordinated debt and its maturity profile.

The group will focus on growing transactional revenue. Revenue is anticipated to continue to improve and costs to reduce as the group's initiatives under the three-year plan are implemented. The group will also benefit from a significant reduction in one-off merger and recovery programme costs.

The directors and management are aware that a considerable amount of effort lies ahead in the recovery programme. The business is, however, well-placed to deliver improved earnings growth in 2005.

The detailed three-year plan anticipates that the group will maintain market share in Nedbank Retail from the second half of 2005. Over the next three years the compound annual revenue growth is targeted to grow at 9% more than the compound annual growth in expenses. The plan focuses on growing transactional revenue through a combination of focused teams, cross-selling, upselling, improving client service, consistent pricing and bancassurance initiatives. Nedbank Retail has been identified as a critical growth area.

The group's 2007 target of achieving a return on average ordinary shareholders' equity of 20% and an efficiency ratio of 55% remains unchanged.

Thanks

As the turnaround of the bank becomes a reality, I would like to acknowledge the incredible efforts of everyone at Nedcor in what has been a very difficult year. The delivery on our commitments to shareholders would not have been achieved without everyone working in a collaborative manner. I'd like to thank the Chairman and the board for their guidance and unwavering support. I am particularly grateful to all the staff at Nedcor who have worked tirelessly to get the bank back on track, often under very difficult circumstances. I would also like to acknowledge all our families who have supported us during the last year.

Without our clients we don't have a business, so I would like to thank all Nedcor's clients who have stood by us through thick and thin.



Tom Boardman
Chief Executive

Sandown
17 March 2005



Operational review

Nedbank Corporate



Graham Dempster (49)
Managing Director: Nedbank Corporate
BCom (CTA), CA (SA)
25 years' service

Graham joined the group in 1980 in the Corporate Finance Division of UAL Merchant Bank. He was promoted to General Manager of the division in 1987, and was appointed as Joint Head of the Special Finance Division in 1989. In 1992 he moved to Nedcor Bank, initially in a general management role on strategy, and was appointed as Head of the International Division in 1998. He assumed responsibility for the Corporate Banking Division in 1999 and Nedbank Corporate in late 2003.

Management team

Paul Baloyi (48)
MBA
Managing Director: Nedbank Africa
10 years' service

Frank Berkeley (48)
BCom, BAcc, CA (SA)
Managing Director: Property Finance
10 years' service

Adriaan du Plessis (45)
BCom (Hons), CTA, CA (SA), HDip (Co Law), CAIB (SA)
Divisional Director: Transactional Banking
14 years' service

Keith Hutchinson (46)
BCom, BCompt (Hons)
Divisional Director: Risk Management
15 years' service

Ingrid Johnson (38)
BCom, BAcc, CA (SA)
Managing Director: Business Banking
11 years' service

Mfundo Nkuhlu (38)
BA (Hons)
Managing Director: Corporate Banking
1 year's service

Anton Redelinghuis (55)
MCom, CA (SA)
Divisional Director: Finance
17 years' service

Murray Stocks (38)
BCom
Divisional Director: Shared Services
13 years' service

Ashley Sutton-Pryce (51)
BA
Divisional Director: Human Resources
31 years' service

Heinz Weilert (41)
MCom, CA (SA), FIISA
Divisional Director: Strategy – Nedbank Investor Services
3 years' service

Overview

Nedbank Corporate comprises the client-focused businesses of Corporate Banking, Business Banking, Property Finance, Nedbank Africa and the specialist businesses of Transactional Banking and Shared Services. These businesses focus mainly on providing lending, deposit-taking and transactional banking execution services to the wholesale banking client base of Nedbank.

Nedbank Corporate's strengths lie in its strong corporate, business and property finance franchises and their regional presence, particularly in Gauteng, KwaZulu-Natal and the Western Cape. While all of its businesses have significant presences in the urban areas of each of these regions, the Business Banking operations cover many of the country's rural and semirural areas. Nedbank Corporate also benefits from strong client relationships, which provide an excellent opportunity to cross-sell the products and services offered by Nedbank Corporate's divisions as well as by Nedbank Capital and Nedbank Retail.

The decentralised model, industry specialisation skills and client-centric approach ensure excellent business banking relationships. Client-focused structures, such as dedicated bankers, have resulted in strong relationships with the larger corporates and Business Banking clients alike. Nedbank is the leader in commercial and industrial property finance.

Strategy/Objectives

A key objective of Nedbank Corporate is to position its divisions to adopt a consistent set of principles in terms of efficient deployment of capital, risk propensity, pricing, marketing and rewards to enhance the return on economic capital employed. In addition, while it is recognised that its top-tier corporate clients will continue to utilise the services of many banks, mid-tier corporate clients provide Nedbank Corporate with the opportunity to realise its strategy of becoming the primary banker of those clients.

In line with group objectives Nedbank Corporate is focusing on driving client acquisition and retention by improved client satisfaction and service standards, reducing problem incidence and improving problem resolution. The focus is on proactively offering client solutions, leveraging off the extensive regional presence and industry specialisation and enhancing client-focused structures. Strategies are now also in place for optimising both client and product mix.

Nedbank Corporate aims to go beyond the regulatory transformation targets to leverage its black economic empowerment (BEE) financing strengths and is striving to become the custodian of empowerment initiatives in terms of BEE as well as small and medium enterprises' financing.

Financial highlights and statistics

Nedbank Corporate for the year ended 31 December

		2004	2003
Average assets			
Rbn			
Cash and short-term funds		1	
Other short-term securities		1	1
Government and public sector securities		2	2
Derivative instruments			
Mortgage loans		37	32
Leases and instalment debtors		11	10
Loans and overdrafts		49	62
Other assets		17	1
Total assets		118	108
Total interest-earning assets		117	107
Current and savings accounts		17	13
Deposit and loan accounts		92	85
Allocated capital		9	10
Total liabilities		118	108
Income statement			
Rm			
Net interest income		4 061	4 001
Non-interest revenue		2 168	1 714
Gross operating income		6 229	5 715
Impairment of advances		266	564
Income after impairment of advances		5 963	5 151
Operating expenses		2 944	2 704
Merger expenses		31	7
Recovery programme expenses		114	
Profit from operations		2 874	2 440
Attributable earnings of associates and joint ventures		33	5
Profit before taxation		2 907	2 445
Taxation		768	603
Profit after taxation		2 139	1 842
Minority interest income attributable to ordinary shareholders		27	1
Headline earnings		2 112	1 841
Selected ratios			
Return on average assets	%	1,79	1,70
Return on average equity	%	23,43	18,96
Interest margin	%	3,47	3,73
Impairments to net interest income	%	6,6	14,1
Non-interest revenue to gross income	%	34,8	30,0
Efficiency ratio	%	49,6	47,4
Effective tax rate	%	26,4	24,7
Number of employees		4 074	4 651

Target market and activities

Corporate Banking, which targets companies with an annual turnover in excess of R400 million, generates business for the bank through lending, transactional banking, structuring and advisory fee-income opportunities, significant wholesale funding, treasury execution, custodial services and global trade activities. Corporate Banking has a market share just above 20% in both deposit-taking and lending, with a lower share of transactional banking.

Business Banking, which targets companies with annual turnovers ranging up to R400 million, differentiates itself by its decentralised and client-centric approach. It has a market share of approximately 23% and offers the full spectrum of commercial banking products and related services.

Property Finance specialises in commercial and industrial property finance in the middle to large corporate market. With its significant regional footprint, it is the largest financier in the commercial property market in the country, with an approximate market share of 35%. The division also participates on an equity basis in large property developments in partnership with selected clients.

Nedbank Africa has banking operations in Lesotho, Malawi, Namibia, Swaziland and Zimbabwe. Nedbank Africa's operations aim to offer both retail and wholesale products in each region. Where possible, the regional operations leverage off the South African divisions for skills and systems platforms.



Review of the year

During the course of the year the focus was on developing clear strategies for Nedbank Corporate and its business units, leading to redefined business and management structures. The newly appointed executive committee included members with experience in client value management and risk management methodologies aligned with the Basel II Programme. The process has positioned the businesses well for the future, enabling the promotion of a number of senior black managers in line with our commitment to going beyond transformation.

Nedbank Corporate's key strategic thrust is to be the primary banker of its clients, providing a full range of banking services supporting the universal bank strategy. In line with this objective a dedicated Transactional Banking Unit (responsible for the full suite of transactional banking products, including current accounts, payments and electronic banking) was established to enable the business units to complement the strong market shares in lending and deposit-taking with similar market shares in transactional banking services. A comprehensive electronic banking channel convergence project is in place to consolidate channels and payment platforms with increased functionality and ease of use.

In line with the goal of creating more-client-driven business segments Asset-based Finance was moved from the Property Finance Division into Business Banking. This will aid in cross-sell initiatives, given the large client overlap.

The Corporate Banking Division operates collaboratively with many specialist product units in the bank, and an enhanced working relationship with the investment banking units has been introduced to facilitate greater market penetration and a deeper understanding of the total services provided by the bank to clients as well as client profitability. This integrated approach leads to innovative client solutions and is a key market differentiator.

As part of the broader group reorganisation, and to ensure that centres of excellence and core competencies are maintained and duplication eliminated, an Integrated Operations and Shared Services Unit (including groupwide responsibility for payments, trade finance processing activity and key electronic banking platform product developments) was consolidated into Nedbank Corporate. This unit will work closely with the current Transactional Banking Sales and Sales Support Unit.

The scaling back of the group's Asian operations following the strategic decision to focus on Southern Africa is largely complete.

To improve accountability, remove duplication and reduce costs, the average staff complement was reduced by approximately 400 during the year, predominantly through a voluntary retrenchment exercise. Incentive reward schemes are in place and management has conducted a number of detailed strategy briefings with staff to create a performance-driven culture and ensure a common vision. In line with our commitment to transformation, challenging employment equity targets have been established.

The 115 000 BoE Business Banking client accounts were successfully transferred onto Nedbank systems by April 2004, with low client losses, as well as the remaining R8 billion worth of Property Finance clients onto the Property Finance SAP system. The focus is now on delivering, measuring and improving client service.

Despite lower interest rates, the corporate debt appetite was muted, as companies were largely cash flush and entering the bond market directly. Business Banking has benefited from continued growth of small and medium enterprises, driven by a good economic environment and growth of BEE. The more favourable economic environment has also led to an improvement in credit growth, which is expected to remain strong.

Financial review

Nedbank Corporate increased headline earnings by R271 million (14,7% up on 2003), notwithstanding the asset reductions (referred to later) and a significant decline in the endowment earned on the capital employed in the business and low-interest-bearing current accounts. This growth arose mainly from:

- growth in business volumes;
- improvement in the funding margin;
- price increases in non-interest revenues;
- first-time full-year consolidations of Nedbank Namibia and Fasic;
- improvement in credit impairments, driven by healthy recoveries, effective credit management and the benign interest rate environment;
- property investment listed loan stock valuation; and
- containment of operating expenses (after excluding the impact of the mortgage origination fees and Fasic businesses).

A focus on asset quality, both in terms of credit quality and return on equity, gave rise to a proactive reduction in the loan book of approximately R6,2 billion, primarily in Corporate Banking. Nedbank Corporate has reduced its exposure to potentially higher-risk books in the low-interest rate environment, leading to a reduction in the level of risk and bad-debt experiences in 2004.

Strategic recovery and merger programme expenses of R145 million (prior year R7 million) impacted on Nedbank Corporate's results.

Prospects

There is significant opportunity for Nedbank Corporate to grow its transactional banking business. A transactional banking team is in place, system improvements are occurring and there is an enhanced focus on cross-sell opportunities.

Other initiatives for 2005 include a focus on improved integrated client service, leveraging the cluster's BEE and public sector expertise, improving the product and client mix and growing the Africa business. In addition, further streamlining of internal processes will continue.

Although infrastructure spending appears to be on the increase, the corporate debt appetite is expected to remain muted in 2005, as companies are generally cash flush and are increasingly raising debt in the bond markets. Relatively strong growth in the business banking arena is expected, driven by favourable economic factors and growth in BEE companies.

Nedbank Capital



Brian Kennedy (44)
Managing Director: Nedbank Capital
BSc (Eng), MSc (Eng), MBA, AMP (Harvard)
9 years' service

Brian started his career in engineering before joining FirstCorp Merchant Bank. He joined BoE Merchant Bank in 1996 and was appointed Managing Director in 1998. Brian led Capital Markets following the merger and in November 2003 was appointed to the Group Executive Committee of Nedcor.

Brian has extensive experience in both debt and equity capital markets and has been actively involved in the design and execution of innovative solutions for top South African corporates and parastatals. He has been instrumental in developing and driving the strategy within Nedbank Capital.

Management team

Brandon Doyle (36)
BCompt (Hons), CA (SA)
Head: Investment Banking – Corporate Finance, Private Equity and Coverage Banking
4 years' service

Jean du Plessis (56)
BCom (Hons), MBL
Managing Director: Nedcor Securities
14 years' service

Patrick Jackson (51)
BA LLB, LLM (Cambridge), HDip Tax
Managing Director: Equity Capital Markets
7 years' service

Peter Lane (48)
BCom, FIFM, CAIB
Head: Treasury and Debt Capital Markets
14 years' service

Anton Taljaard (38)
BCom (Hons), CA
Head: Specialised Finance
8 years' service

Mark Weston (41)
BCA, CA (NZ)
Chief Operating Officer
15 years' service

Overview

Nedbank Capital, formed in January 2004, comprises the group's investment banking business. It consists of a number of divisions that together manage the structuring, lending, underwriting and trading businesses. It is unique in the South African market with an offering that stretches from equity research to the provision of long-term project financing, enabling Nedbank Capital to compete effectively not only domestically, but also with international investment banks operating in the South African market.

2004 has been an eventful year.
A new executive team was appointed and appropriately incentivised, and the Debt and Equity Capital Markets Divisions were created and integrated to align the trading and structuring functions. Good progress has been made in implementing an investment banking model and developing a single house approach to add more value to the client base.

There was an acceleration in activity during the second half of the year, resulting in some noteworthy transactions. In 2005 the division will be focusing on black economic empowerment (BEE) opportunities as well as leveraging its expertise in chosen sectors, working together with Old Mutual and Nedbank Corporate.

Strategy

Nedbank Capital's vision is to be the investment bank to beat or join.

Its core purpose is to deliver integrated investment banking services and solutions beyond client expectations.

Key strategic initiatives for 2004 were to:
- bed down and leverage the new structure and business model;
- review non-performing/non-core businesses, such as Edward Nathan & Friedland (ENF);
- develop cross-sell opportunities within the Nedcor Group;
- leverage the top four market position;
- focus on new products and innovation;
- drive securitisation and BEE initiatives;
- create a dedicated product development unit; and
- develop the brand and image.

Target market and activities

Nedbank Capital seeks to provide seamless specialist advice, debt and equity raisings and execution and trading capability in all the major South African business sectors. Principal clients include the top 200 domestic corporates, as well as parastatals, leading financial institutions, non-South African multinational corporates and clients undertaking major infrastructure and mining projects in Africa, as well as emerging BEE consortiums.

Debt Capital Markets deals with securitisation and bond origination businesses, and provides interest rate solutions. In 2004 the division structured and brought to market Synthesis, Nedbank's R15 billion asset-backed commercial paper programme.

Equity Capital Markets, the equity derivatives operation, provides hedging and structuring services to corporate, institutional and retail clients and includes an alliance with Macquarie Bank Limited. This division exploits the synergies between trading and structuring equities.

Investment Banking includes the group's corporate finance, private equity and coverage teams. Primary services include umbrella advice and arranging for

multidisciplinary transactions, merger and acquisition advice, corporate restructuring, BEE transactions, stock exchange listings, disposals, primary equity investing, management and leveraged buyout funding, provision of mezzanine finance, privatisations and capital raising and arranging. The Sponsor Unit represents 43 JSE-listed companies and the private equity team manages a portfolio of over R1 billion, which includes some 61 investments.

Specialised Finance provides debt financing solutions with a portfolio of services including finance for resources, energy, infrastructure and structured financial solutions. The division is currently expanding into retail, healthcare and diversified industrials.

Treasury is the group's interface with financial and investment markets, locally and internationally. It manages market-related risk for clients and the Nedcor Group, including currency-, interest-rate- and equity-related exposures.

Taquanta, a broad-based empowerment consortium, operates in the asset management, treasury solutions and stockbroking fields.

Nedcor Securities (Pty) Limited is the institutional equities business of the group. It provides research, sales and trading services to major institutions.

Review of the year

During 2004 all positions in Nedbank Capital were evaluated and a new executive team was appointed. A performance-based incentive scheme was implemented and communicated early in 2004.

Debt Capital Markets was ranked joint first for listed deals on the Bond Exchange of SA (BESA) and the only dual-rated asset-backed commercial paper (ABCP) conduit in the SA market was launched. Equity Capital Markets issued the first share instalment product in South Africa, retained its dominant position in

Financial highlights and statistics

Nedbank Capital for the year ended 31 December

		2004	2003
Average assets			
Rbn			
Cash and short-term funds		6	6
Other short-term securities		7	11
Government and public sector securities		13	10
Leases and instalment debtors			
Loans and overdrafts		27	21
Other assets		8	20
Total assets		61	68
Total interest-earning assets		54	60
Current and savings accounts		1	1
Deposit and other accounts		57	64
Allocated capital		3	3
Total liabilities		61	68
Income statement			
Rm			
Net interest income		931	585
Non-interest revenue		1 509	1 720
Gross operating income		2 440	2 305
Impairment of advances		65	182
Income after impairment of advances		2 375	2 123
Operating expenses		1 090	902
Fees due to alliance partners		19	36
Merger expenses			27
Recovery programme expenses		52	
Profit before taxation		1 214	1 158
Taxation		334	321
Profit after taxation		880	837
Minority interest income attributable to ordinary shareholders		2	
Headline earnings		878	837
Selected ratios			
Return on average assets	%	1,44	1,23
Return on average equity	%	30,87	33,42
Interest margin	%	1,71	0,97
Impairments to net interest income	%	7,0	31,1
Non-interest revenue to gross income	%	61,8	74,6
Efficiency ratio	%	47,6	41,9
Effective tax rate	%	27,5	27,7
Number of employees		602	853

the single-stock futures market and became one of the leading warrant desks in South Africa.

There has been good progress in implementing an investment banking model and developing a single house approach to add more value to the client base. Sectoral specialist teams were created for resources, infrastructure, energy and BEE.

During 2004 a closer working relationship was developed with Nedbank Corporate and Old Mutual to focus on improved client service and cross-sell opportunities.

The Specialised Finance team acted as lead arranger, joint underwriter and cofunder in respect of the significant BEE transaction that saw Tiso gain outright control over Idwala.

In the Treasury, Money Market and Asset and Liability Management (ALM) portfolio trading desks were established, as well as retail deposit desks. Business Banking and the retail sales desk implemented a creditless-dealing model to give non-Nedbank clients access to the Nedbank dealing room. Taquanta was launched as a demonstration of Nedbank's commitment to BEE, skills transfer and enterprise development.

The private equity portfolio was dynamically managed, with 19 disposals and eight new investments. The Corporate Finance Division, whose client base expanded over the year, was ranked the top domestic merchant bank by dealflow in the most recent and definitive Ernst & Young Mergers and Acquisitions Survey. For general corporate finance activity, the team secured first position by deal value and deal flow in both the Investment Adviser and Sponsor categories in the DealMakers 2004 survey.

According to the *Financial Mail* Ranking the Analysts Survey in May 2004 Nedcor Securities was ranked as the number one domestic equity research house in South Africa and joint second overall.

During August Nedbank Capital took responsibility for the London operation. Staff have been co-located with Old Mutual and a matrix reporting structure has been introduced. NIB Namibia was also restructured and aligned more closely with Nedbank Namibia.

The sale of ENF in December supported the strategic aim of addressing non-core businesses.

A more rigorous structured process was implemented for developing, monitoring and converting the deal pipeline. An acceleration in activity occurred during the second half of the year, including:

- African Bank: R1 billion corporate bond issue (arranger and placement agent);
- Idwala: R500 million acquisition funding (lead arranger, joint underwriter and cofunder);
- Incwala: R200 million preference share funding (co-arranger and funder);
- Matola Gas Company (MGC) – Mozambique: US$22,1 million limited-recourse funding (arranger and funder);
- Metcash: R1,3 billion management buyout (lead arranger: private equity, term and working capital funding, transactional bank);
- Rolls Royce Power Plant – Mali: US$14,9 million limited-recourse funding (arranger and funder);
- SABMiller: R3,8 billion takeout of minorities of ABI (adviser to SABMiller);
- Sun International: R1,3 billion takeout of SISA minorities (adviser to SISA);
- Tiger Brands: R3,7 billion Spar unbundling and listing (adviser and transactional sponsor to Tiger Brands).

Prospects

Nedbank Capital's results are highly dependent on levels of corporate activity, new projects, as well as the volatility in foreign exchange, interest rates and equity markets. With the forecast infrastructural and energy investment in Southern Africa, in addition to the acquisition finance required to fund BEE deals, Nedbank Capital, with its sectoral teams, is well-positioned to participate in this activity over the next three years.

With Nedbank Capital's established client base and market share, the business can play a leading role in the advisory and private equity market. Further, with global trends of developing debt capital markets and disintermediation, Nedbank Capital is well-placed to successfully offer the off-balance-sheet debt solutions that clients will require.

Equity derivative usage is likely to increase in response to the ongoing demands of regulatory changes, Financial Sector Charter (FSC) requirements, accounting standard revisions, and social or FSC obligations. Through the Macquarie joint venture and the other operations within the business, Nedbank Capital clients have access to a complete equity derivative offering.

The introduction of funds transfer pricing (FTP) enables Treasury's traders to quantify returns with more certainty, providing an opportunity to leverage off the relatively conservative trading risk appetite, given the highly developed market risk controls and monitoring already in place.

In conclusion, Nedbank Capital has put the building blocks in place to satisfy the full spectrum of client demands. The years ahead will see a focused coordinated effort to deliver integrated investment banking services and solutions beyond our clients' expectations.

Nedbank Retail



Rob Shuter (37)
BCom, CA (SA)
Managing Director: Nedbank Retail
5 years' service

After completing his articles with Deloitte & Touche, Rob joined BoE Merchant Bank. In 1994 he joined the Corporate Finance Division of Standard Corporate and Merchant Bank (SCMB), and was promoted to Joint Head of Corporate Finance in January 1997. In April 1998 he was appointed Head of Investment Banking at SCMB. After a brief stint at Computer Configurations Holdings Limited, a client of SCMB, he joined the Nedcor Group as Head of Corporate Finance in early 2000. Rob was appointed Director: Group Strategy and Corporate Affairs in November 2003. In September 2004 Rob was appointed Managing Director of Nedbank Retail. He is a member of the Nedcor Group Executive Committee.

Management team

Gavin Cookman (42)
BA (Hons), Cours de la Civilisation Française (Sorbonne)
Managing Director: Retail International
1 year's service (Old Mutual plc)

Sydney Gericke (46)
BCom (Acc), BCom (Hons), MCom, CPA, SEP (Insead)
Managing Director: Nedbank Card
16 years' service

Ingrid Hindle (40)
BCompt (Hons), CA (SA)
Divisional Director: Retail Shared Services
15 years' service

Dennis Jackson (43)
BCom, CAIB (SA), MBL
Divisional Director: Retail Strategy, People and Projects
2 years' service

David Macready (46)
BCom (Hons), CA (SA), SEP (Harvard)
Managing Director: Retail Bancassurance and Wealth
7 years' service

Sakhiwo (Saks) Ntombela (37)
BSc Eng (Natal), MBA (UCT)
Managing Director: Retail Product Solutions
1 year's service

June Tudhope (47)
BAcc, CA (SA)
Managing Director: Nedbank Home Loans
1 year's service

Clive van Horen (38)
BCom, CA (SA), BSocSci (Hons), PhD (Economics)
Managing Director: Retail Banking Services
5 years' service

Target market and activities

Nedbank Retail serves the financial needs of individuals and small businesses, providing credit, lending, savings, investment, insurance and transactional products and services.

Target markets are clearly identified and range from entry-level transactional banking to the high-income segment. These markets have been serviced through the brands within the Nedbank Retail stable, being Nedbank, Peoples Bank, Old Mutual Bank, Pick 'n Pay Go Banking, BoE Life, BoE Private Clients, Fairbairn Private Bank and Fairbairn Trust.

Review of the year

The Strategic Recovery Programme initiated towards the end of 2003 to address the group's financial underperformance has resulted in a year of significant change for Nedbank Retail.

The move towards a rationalised brand portfolio, consolidated product offerings and a more cost-effective footprint resulted in the buyout of the minority 30% holding of the black economic empowerment (BEE) consortium in Peoples Bank. During 2004 approximately 700 000 NBS clients were successfully migrated to Peoples Bank. With the necessary regulatory approvals, Peoples Bank is now a division of Nedbank.

The joint ventures with Capital One and the JD Group were terminated and the holdings in the Stenham Group, BoE Life International, BoE International Fund Services, BoE International Fund Managers and Chiswell Associates sold.

There was good growth in earnings from two of our joint ventures with Old Mutual, namely BoE Private Clients and BoE Life. Nedcor Retail Investments grew assets under management by 63% from R8,2 billion to R13,4 billion and doubled profits for the second year in succession.

Despite the low levels of staff morale and unfortunate but unavoidable retrenchments, Nedbank Retail was still able to keep its client-centric focus and received three accolades from the Office of the Banking Adjudicator, being top honours for excellence in Customer Complaint Handling, the Code of Banking Practice Award for adherence to the code (second consecutive year) and an individual excellence award. At the International Investment Offshore Fund & Product Awards, in association with Standard & Poor's, Fairbairn Private Bank

was the winner of Best Offshore Bank Group for 2004.

The focus on developing leadership at all levels in Retail was demonstrated through the continuing Uhuru Programme and the enrolment of 200 'climbers' during 2004. Summited Uhuru participants play a significant role in specific business initiatives and, as these numbers grow, the potential of institutionalising the Community of Leaders becomes more of a reality.

The Sisonke Programme was once again the recipient of both local and international recognition from various esteemed public relations forums. The Retail Sisonke Journey was a finalist in the PR NEWS Platinum PR Awards programme (international) in the Employee Relations category.

The Local Hero Programme was one of only two community development projects to receive an award at the Loerie Awards. The programme received a Bronze Award. The Team Challenge 2003, which ended in March 2004, was a finalist in the *Mail & Guardian's* Investing in the Future Awards in the category for the Best Corporate Employee Involvement Programme.

During the second half of 2004 Branch Operations was integrated into the Retail Division to improve client service, create a common vision and remove duplications. This resulted in the Nedbank Retail staff complement increasing by approximately 5 000 people.

Following the appointment of Rob Shuter as Head of Nedbank Retail in September 2004 the cluster was reorganised to improve client service, reduce resource duplication and increase accountability. This resulted in the appointment of a new divisional executive team, the integration of the operational and support structures into Nedbank Retail and the formation of integrated standalone card, home loan and personal loans businesses.



Strategy

Nedbank Retail is committed to playing its part in achieving the Deep Green aspirations and the vision of becoming Southern Africa's most highly rated and respected bank by staff, clients, shareholders, regulators and communities.

A first step in the path to success has been the reorganisation of the business and the establishment of three monolines to drive focus and accountability. The key management actions driving this strategy in 2005 are included under the acronym COURAGE:

Credit integration and improvement

Organise ourselves better:
- Reorganise the division and appoint new executive team
- Integrate Nedbank and Peoples Bank
- Reduce and simplify joint ventures

Unleash bancassurance potential

Retain and grow market share:
- Fix home loan business
- Fix card business
- Grow asset-based finance business

Act quickly and decisively to deliver on plans

Grow net transactional accounts and improve funding mix:
- Retain, cross-sell and acquire
- Increase current account creditors

Expense control:
- Optimise management of resources across the division
- Spend money wisely

A major focus for 2005 is the integration of Peoples Bank into Nedbank, which is expected to result in the closure of approximately 50 overlapping branches and the rebranding of approximately 150 Peoples Bank branches to Nedbank. The integration should entail limited systems issues and client disruption will be negligible. As a result of the integration as well as approximately 25 new branches, which will be opened in growth markets during 2005, clients will have access to a

wider range of products and outlets. Advertising spend will be more focused and Nedbank is being made accessible to all as *a bank that is proudly South African.*

Prospects

We face some considerable challenges at Nedbank Retail. Our ROE in 2004 of 13% *is significantly underperforming in* comparison to our domestic retail competitors who are generating ROEs in excess of 30%. In addition, we face significant staff morale and client service issues.

Our turnaround strategy therefore *requires significant improvements across a* very broad front. A detailed plan has been laid out and the management team is resolute that the plan will be delivered upon and that the business will generate acceptable returns and improved client service in future.

Financial highlights and statistics

Nedbank Retail for the year ended 31 December

		2004	2003
Average assets			
Rbn			
Cash and short-term funds		1	1
Other short-term securities		3	3
Mortgage loans		49	43
Leases and instalment debtors		6	5
Loans and overdrafts		12	12
Other assets		5	9
Total assets		76	73
Total interest-earning assets		69	64
Current and savings accounts		26	24
Deposit and other accounts		45	44
Allocated capital		5	5
Total liabilities		76	73
Income statement			
Rm			
Net interest income		3 816	3 672
Non-interest revenue		3 846	3 473
Gross operating income		7 662	7 145
Impairment of advances		930	937
Income after impairment of advances		6 732	6 208
Operating expenses		5 742	5 562
Fees due to alliance partners		51	(32)
Merger expenses		17	91
Recovery programme expenses		79	
Profit from operations		843	587
Attributable earnings of associates and joint ventures		10	18
Profit before taxation		853	605
Taxation		194	135
Profit after taxation		659	470
Minority interest income attributable to ordinary shareholders		18	15
Headline earnings		641	455
Selected ratios			
Return on average assets	%	0,84	0,62
Return on average equity	%	12,79	9,74
Interest margin	%	5,56	5,78
Impairments to net interest income	%	24,4	25,5
Non-interest revenue to gross income	%	50,2	48,6
Efficiency ratio	%	76,9	78,7
Effective tax rate	%	22,7	22,3
Number of employees		6 696	7 263
Operational statistics for 2004			
Number of clients		3 336 728	
Number of branches		501	
Number of automated teller machines		1 210	
Number of self-service terminals		327	
Number of retail outlets		262	

Imperial Bank Limited

René van Wyk (48)
Acting Chief Executive
BCom (Hons), BCompt, CA (SA), AMP (INSEAD)

René joined Nedcor in 1993, having previously been a partner at KPMG. He joined Imperial Bank Limited on 15 September 2004 as acting Chief Executive while retaining certain responsibilities at Nedcor.

Financial highlights and statistics

Imperial Bank for the year ended 31 December

Rm		2004	2003
Headline earnings		**83**	116
Average advances		**14 014**	10 300
Impairments to advances	%	**4,2**	4,6
Efficiency ratio	%	**48,1**	43,1
Return on average assets	%	**0,55**	1,16
Return on average equity	%	**11,33**	16,70
Number of clients		**119 204**	84 784
Number of employees		**753**	643

Overview

Imperial Bank Limited (IBL) is an independently regulated bank with two major shareholders, namely Nedbank (50,1%) and Imperial Holdings Limited (49,9%). Nedbank assists in all risk-related matters and has representatives on Imperial Bank's credit committees. The bank's Asset and Liability Committee is chaired by a Nedbank representative and much of the treasury risk is managed by Nedbank by virtue of the funding arrangement agreed to by the shareholders. Imperial Bank relies strongly on its shareholders, with Nedbank providing the vast majority of the funding and Imperial Holdings directing business to the bank through its extensive motor franchises.

The bank, which was incorporated in 1996, aims to be a niche player and is primarily engaged in asset-based financing. Motor Finance makes up the majority of the advances (52%) followed by Property Finance (24%), Asset-based Finance (14%), Medical (7%) and NRB Risk Solutions (3%).

Review of the year

Results during 2004 were disappointing, primarily due to large bad-debt provisions in Aviation Finance as well as losses on the aviation business. This is the first year in which the bank has not shown earnings growth on the previous financial year, with earnings dropping from R232 million to R165 million.

The Motor Finance Corporation (MFC) was the strongest performer, doubling profit before tax, while the Medical Division, which is still not making acceptable returns, has made vast inroads into its niche market. Property Finance has had another excellent year on the residential development side, but penetration into the commercial market was significantly below expectations. Credit losses experienced through the fraud of one significant client and ill-managed costs marred the division's results.

Asset-based Finance experienced reasonable performances from Corporate Asset Finance and Supplier Finance, but suffered significant losses in the aviation arena. These losses are indirectly related to the weakening of the US dollar and the continued weakness in the global aviation market. This has affected Imperial Bank's aviation charter clients in particular and represents the second year of exceptional losses. It is anticipated that 2005 will be better, but the division will continue to be at risk while the aviation sector is weak.

The majority of the book housed in NRB Risk Solutions has been collected, and the purchased discount realised, over the last two years. The earnings of NRB Risk Solutions, which have declined as the book has run off, are in line with expectations.

Prospects

The major challenges for 2005 will be to contain costs in order to return the cost-to-income ratio to below 40% and to limit bad debts through tight management of delinquent aviation clients, while still aiming to achieve return on equity and gross advance growth in excess of 20%.

Economic conditions in 2005 are expected to remain largely favourable and MFC should continue to grow market share, aiming to get to 14% of the passenger vehicle market by the end of 2005. Property Finance aims to expand its commercial book to increase net interest income as a proportion of earnings and prepare itself for an anticipated slowdown in the residential development market. The strong growth of the Medical Division is expected to continue.

Imperial Bank is in the process of implementing the Barnowl system, which will assist with the identification, monitoring and control of operational risk. The bank will also increase its efforts with regard to Basel II to implement the advanced model approach in line with Nedcor.

Group Support Services

Chief Executive's Office



Derek Muller (52)
Director: Chief Executive's Office
BCom, CA (SA)
19 years' service

Derek has held a number of executive positions in Nedcor, including Head of Corporate Banking, International Banking, and Retail Banking. He is Chairman of the Operating Board of the Banking Council of South Africa, and represents the banking industry on the Financial Sector Charter Council.

The Chief Executive's (CE's) Office oversees the Group Merger and Acquisitions Unit, which coordinates all corporate finance activity relating to the group's own assets, and the group's property, procurement and information technology investments.

The CE's Office is also responsible for Group Procurement and the group's property portfolio.

Enterprise Governance and Compliance



Selby Baqwa (53)
Director: Enterprise Governance and Compliance
Bluris, LLB, MBA (De Mont Fort University, Leicester, UK)
2 years' service

Selby Baqwa had over 20 years' experience as both an attorney and an advocate prior to being appointed to the position of Public Protector of the Republic of South Africa in 1995. He joined Nedcor in 2002 to head up a new corporate governance function, and has recently assumed responsibility for compliance as well.

Enterprise Governance and Compliance is responsible for the management of regulatory and reputational risk and manages the Enterprise-wide Governance and Compliance Frameworks. Nedcor's governance and compliance strategy, objectives and structures have been designed to ensure that the group complies with a myriad of codes and legislation, while at the same time moving beyond conformance to governance performance. More information on both compliance and governance is available in the Enterprise Governance and Compliance report on page 42.

Group Finance



Mike Brown (38)
Chief Financial Officer
BCom, Dip Acc, CA (SA)
11 years' service

Mike has been with the group for the past 11 years. After joining the NBS Treasury Department in 1993 he moved to NBS Corporate (later BoE Corporate) where he held the positions of General Manager: Specialised Finance and Deputy Managing Director before being appointed Managing Director in 1999. He was appointed an executive director of BoE Limited in October 2001 and appointed Managing Director: Property and Asset Finance following the merger. In June 2004 Mike was appointed Chief Financial Officer and an executive director of Nedcor.

Group Finance includes: Group Asset and Liability Management (ALM); Group Capital Management; Group Tax; Management and Financial Accounting, and Central Asset Control; Regulatory Reporting; Investor Relations; Budgeting and Risk-adjusted Performance Measurements; South African Reserve Bank liaison; Strategic Projects and Analysis, Support Services, and Business Solutions.

Group Support Services continued

Group Risk



Philip Wessels (46)
Chief Risk Officer
CA (SA), BCom, CTA, Diploma in Advanced Banking Law, SA Institute of Stockbrokers
10 years' service

Philip was appointed as Chief Risk Officer after holding positions as Divisional Director in Nedbank Business Banking and Nedbank Corporate. He was Managing Director of BoE Securities and Chief Executive of BoE International, London, and Managing Director of BoE Bank: Business Banking between 1995 and 2003. Prior to that, he was a partner at Deloitte & Touche from 1989 to 1995.

Group Risk is responsible for managing and monitoring the key daily risks faced by the group, including credit, market and operational risks and is responsible for monitoring the trading risks of the various treasuries. Group Risk aims to improve group credit risk reporting and monitoring, and is responsible for implementing Basel II (refer to the Risk management report on page 64 and Basel II update on page 75).

Group Strategy and Corporate Affairs



Nolitha Fakude (40)
Director: Group Strategy and Corporate Affairs
BA (Hons), Senior Executive Programme Certificate (Harvard/Wits Business School)
1 year's service

Nolitha joined the group in January 2004 as Head of Business Transformation and in August 2004 was appointed Head of Group Strategy and Corporate Affairs.

Nolitha Fakude has been President of the Black Management Forum (BMF) since October 2003 and is the Non-executive Chairman of the BMF Board. Nolitha sits on various boards, including BMF Investment Company, Harmony Gold Mines and Woolworths Holdings, as well as WHEAT TRUST. She is also a member of the Council of Business Unity South Africa (BUSA).

The Group Strategy and Corporate Affairs cluster is responsible for Group Marketing and Communications, Group Strategy, the Nedcor Foundation and all corporate social investment activities, the Nedcor Economic Unit as well as Group Organisational Transformation, which is responsible for leading transformation and culture change across the group.

Group Technology and Support Services



Len de Villiers (49)
BA, SAIM, MAP (Harvard), Dipl EDP, GITI (Insead)
Director: Group Technology and Support Services (GTSS)
12 years' service

Len has 28 years' experience in the IT industry, having begun his career in 1976 with IT general management positions at BP, Metro Cash & Carry and Gencor (Kanhym). He joined First National Bank as General Manager: IT Division in 1985, followed by three years as Managing Director of Microdata and an executive director at Datakor Limited. In 1993 he joined Nedcor as General Manager: IT Division and progressed to General Manager: Central and Branch Operations in 1996. Len was appointed Managing Director of Group Operations in 2003 and Managing Director of GTSS in August 2004.

A centralised technology unit was created with responsibility for all components of the group's technology development and support. The functions that operate information technology (IT) systems, databases, technology infrastructure, software development and IT projects/ programme management needed to be centrally managed to provide economies of scale and facilitate a cohesive groupwide technology strategy. IT departments and functions in Property Finance Division, Treasury and Global Markets Division and Nedbank Retail Division were consolidated into GTSS in line with the Group Executive Committee's decision to centralise all IT functions and services of the bank.

Strategic Recovery and Turnaround Office



Barry Hore (44)
Director: Strategic Recovery and Turnaround Office
BCom, AMP (Harvard)
22 years' service

Barry joined Nedcor in 1983 and spent the next eight years in the Corporate Division where he pioneered Nedbank Corporate's Electronic Banking business. In 1991 he was appointed Head of the Information Technology (IT) Division, which was later combined with the Processing Division to form Technology and Operations (T&O). After heading Group Business Innovation, Barry was appointed Head of the Strategic Recovery and Turnaround Office in August 2004.

A Strategic Recovery and Turnaround Office and recovery plan blueprint were established to extract significant additional efficiencies that could still be achieved in Nedcor's underlying business. All deliverables were tracked so that any variances or risks were immediately addressed and resolved. The Strategic Recovery Programme's mandate was enhanced during 2004 to monitor, assure and provide assistance, where necessary, on all key group strategic initiatives.

Group Human Resources



Derek Muller (52)
Acting Head: Group Human Resources
BCom, CA (SA)
19 years' service

The Group Human Resources Division is primarily involved in determining best practice, initiating change, managing risks and developing the human resources (HR) strategy across the group.

This is managed through the following specialist functions:

- **Specialised solutions,** including employee relations, employee benefit funds administration, learning and development and learnerships.
- **Risk management,** incorporating process management and compliance.
- **People analytics and systems,** comprising an HR online web-based system, management information systems, people measurement, activity-based costing and finance.
- **Reward and HR strategy,** covering remuneration services and benefits, recognition, performance management, employment branding and HR strategy.



Enterprise governance and compliance

Enterprise Governance and Compliance Framework



Corporate governance, ie **conformance**
Business governance, ie **performance**
Compliance
Accountability assurance
Value creation Resource utilisation
Regulatory and reputational risk

Enterprise governance is the framework adopted by Nedcor, covering both the corporate governance and business governance aspects of an organisation. It refers to good governance that is linked strategically with performance management, thereby enabling companies to focus on the key areas that move their business forward.

Enterprise governance and compliance constitutes part of the entire accountability framework of the organisation, and calls for a balance between accountability and assurance (conformance) and value creation and resource utilisation (performance).

Conformance can also be referred to as 'corporate governance' and covers issues such as board structures and roles and executive remuneration, while the performance dimension, also referred to as business governance, focuses on strategy and value creation, helping the board to:

- provide strategic decisions;
- understand its appetite for risk and its key drivers for performance; and
- identify its key principles to decision-making.

Focusing on important business aspects of governance, enterprise governance considers the whole picture to ensure that strategic goals are aligned and good management is achieved.

In tandem with management of governance issues, the compliance function ensures compliance not only with regulatory laws and standards, but also with internal policies and procedures.

In line with this holistic thinking, the group corporate governance and compliance functions were merged at the end of 2004, as their roles and responsibilities overlap and complement each other extensively, under the leadership of Adv Selby Baqwa, who has been appointed as Chief Compliance Officer to the Group Executive Committee (Group Exco).

The merger will also allow improved compliance with all the provisions of the Banks Act and regulations. Avoiding duplication of structures and ensuing cost savings from a combined unit have resulted, as well as better interaction between the awareness, training and monitoring roles of the governance and compliance functions.

The status and reporting lines of the divisional governance and compliance officers have been realigned at the end of 2004 to allow for them to be independent of the risk management function in the divisions and to have adequate stature to carry out their roles, as well as create synergies in the founding of a governance and compliance culture within the organisation.

This dedicated division now deals with governance, compliance and sustainability issues throughout the organisation.

Philosophy, strategy and objectives

Good governance and compliance essentially constitute the practice by which companies are managed and controlled and are about being responsible and exercising disciplined, practical and accountable leadership in a transparent, fair and independent manner.

The enterprise governance and compliance function is an essential part of Nedcor's control structure, having responsibility for the management of regulatory and reputational risk. A comprehensive Enterprise-wide Compliance Framework has been developed in line with the requirements stipulated in section 60A of the Banks Act, read with the provisions of Regulation 47.

Nedcor recognises that good governance and compliance practices form a crucial step in developing and sustaining any successful business, and is committed to infusing good governance and compliance processes into all its operations going forward.

Nedcor's governance and compliance strategy, objectives and structures have been designed to ensure that the group complies with the myriad of codes and legislation, not only on a local level, but also internationally in respect of its relationship with Old Mutual, while at the same time moving beyond accountability and assurance issues to value creation and resource utilisation issues. Internally, the function has expanded in five complementary directions, namely:

- enterprise-wide corporate governance;
- business governance;
- corporate accountability;
- triple bottomline/sustainability management and reporting; and
- compliance.

The enterprise governance and compliance function operates, among others, at the following levels within the organisation:
- board (including boards of subsidiaries and joint ventures);
- executive management (dealing with business governance and internal controls);
- employees (for example ethics, etc); and
- triple bottomline (creation of a sustainable bank).

The Enterprise Governance and Compliance Division works closely together with the Company Secretary and various risk management functions in promoting a culture of good governance and compliance within the group.

Adv Baqwa reports directly to the Chief Executive, as well as having direct access to the Chairman of the Nedcor Board of Directors on all aspects related to enterprise governance and compliance. He is an official invitee to all board and board committee meetings.

The department's key objectives are to:
- provide an independent assurance function with regard to governance and compliance issues to the board, the Group Exco and the banking business;
- implement and monitor good business governance practices throughout the organisation;
- internalise a culture of governance, ethics and compliance across the group through ongoing training and development;
- set governance and compliance frameworks that will be aligned to applicable regulations and local and international best practice;
- build and enhance relationships with key internal partners (Risk, Internal Audit, Legal, Company Secretary, and especially business governance and compliance champions) and external stakeholders;
- achieve balanced economic, social and environmental performance and implementation of a best-practice corporate citizenship framework, including comprehensive sustainability reporting and targeted stakeholder engagement;
- provide tools and expert guidance on governance/sustainability/compliance matters to the business; and
- inform the business of new and existing regulatory requirements.

At an executive management level the Group Corporate Governance Management Committee and Group Corporate Citizenship Committee take responsibility for driving good governance, compliance and sustainability practices within the group.

Relationship with Old Mutual plc

The relationship between Nedcor and its parent company, Old Mutual plc, has remained strong over the past year, as evidenced by Old Mutual's support for the recovery programme and rights issue. A formal relationship agreement, covering a wide range of issues such as the appointment of officers, strategy, reporting and policy or structural changes, governs the relationship between the two companies and ensures that synergies between the companies are being promoted.

The agreement further deals with how to manage potential conflicts of interest in order to protect the interests of minority shareholders. The board monitors Nedcor's compliance with the provisions of the relationship agreement on an ongoing basis.

King II (the code) implementation

Nedcor fully subscribes to and supports the code and has developed a comprehensive implementation and monitoring plan to meet its requirements and recommendations. The plan also incorporates the corporate governance requirements of the Regulations to the Banks Act, the recommendations of the Myburgh Report and the Combined Code on Corporate Governance.

The plan has been approved by the board and its implementation is facilitated by the governance team and monitored by the Directors' Affairs Committee.

The Nedcor Group is in substantial compliance with the code. The only areas of non-compliance with the code, which the board is satisfied does not impair the governance integrity or perceptions of it, are as follows:
- the Chairman, Warren Clewlow, is a non-executive director, but not independent, as defined by the code, by virtue of the fact that he also serves on the board of the group's holding company, Old Mutual plc; and
- chairmen of the following board committees are non-executive, but not independent directors, as defined by the code:
  - Directors' Affairs Committee (Warren Clewlow); and
  - Risk Committee (Michael Katz).

In other respects:
- at 31 December 2004 **50%** of the board comprises independent non-executive directors;
- the **Group Directors' Affairs Committee** consists entirely of non-executive directors, half of whom are independent (the Chief Executive attends as an invitee);
- the **Group Audit Committee** (previously ARC) consists entirely of non-executive directors, the majority of whom are independent;
- the **Group Remuneration Committee** consists entirely of non-executive directors, the majority of whom are independent; and
- the **Group Risk Committee** consists of a majority of non-executive directors, the majority of whom are independent.

Governance/Compliance culture

As enterprise governance is a phenomenon that requires commitment at every level of the organisation, it is essential to create an effective governance and compliance culture. The initial phase of entrenching this culture involves the creation of awareness at every level. This culture creation also involves the alignment with the ethics and values of the bank. During 2005 the focus will be on the rolling out of an interbank (Bankseta) governance and compliance training and awareness programme to all employees.

Enterprise governance and compliance continued

Governance and compliance conferences

In 2004 the Governance Division hosted its first annual corporate governance conference. Attendance consisted of approximately 90 delegates, including representatives from various business areas, mostly compliance officers, and the company secretaries of African subsidiaries. A similar compliance conference was also held. A merged governance/compliance conference will be held during 2005.

African and offshore subsidiaries

The mandate of the Enterprise Governance and Compliance Division is enterprise-wide and, given the fact that the Nedcor Board is required to report on the state of corporate governance within the entire organisation (in terms of Regulation 38 of the Banks Act), the Enterprise-wide Governance Manager began liaising with company secretaries and compliance officers of offshore entities in 2003.

In 2004, as the organisation was undergoing a rationalisation process of selling off offshore assets and enhancing its strategy to expand into Africa, the Governance Division focused on corporate governance entities in Africa by:

- establishing contact with managing directors, company secretaries and compliance officers to ascertain the state of corporate governance within each entity;
- serving as a point of reference (providing advice and support) for the aforementioned parties in respect of corporate governance and compliance issues; and
- arranging visits to each of these entities, which entailed:
  - conducting director induction on corporate governance;
  - addressing employees and executive committees on corporate governance;
  - consulting with company secretaries on their policies, board structures and practices;
  - establishing contact with the local regulator of each entity;
  - consulting with managing directors on the challenges they face; and
  - reporting back to the Chief Executive and the Head of the Nedbank Africa Division.

Governance Framework

Nedcor's Enterprise Governance Framework incorporates a full range of governance objectives, a delineation of responsibilities at board, board committee, Group Executive Committee and management level, and the identification of champions and key functions for governance integration into all operations.

The cooperation between executive management and non-executive directors, and the significant emphasis, resources and structure given to executive management functions to champion corporate governance on a day-to-day basis and assist the board, board committees and individual non-executive directors with corporate governance and compliance responsibilities are key features in achieving an effective governance process. The framework is included in the Nedcor 2004 Sustainability Report.

Corporate governance strategy

Formalised governance objectives

The board has formalised its governance objectives and annually assesses and documents whether the process of corporate governance implemented by the group successfully achieves these objectives, measured as part of the Regulation 38(5) Report on the State of Corporate Governance at Nedcor.

The board's corporate governance objectives are:

- reaching the maximum level of efficiency and profitability of the group within an acceptable risk profile;
- implementing the group's strategy and compliance within the strategic framework of the group;
- ensuring commitment by executive officers of the group to adhere to corporate behaviour that is universally recognised and accepted as correct and proper;
- balancing the interests of shareholders and other stakeholders, who may be affected by the conduct of directors or executive officers of the group, within a framework of accountability;
- establishing and maintaining mechanisms to minimise or avoid potential conflicts of interest between the business interests of the group and personal interests of directors or executive officers;
- disclosing matters that are material to the business of the group or the interests of stakeholders timely and accurately;
- finding the correct balance between conforming with governance constraints and performing in an entrepreneurial way;
- achieving a balanced economic, social and environmental performance and implementing a best-practice corporate citizenship framework;
- enabling efficient and effective functioning of the Enterprise-wide Risk Management Framework; and
- complying, in substance, with the provisions of the Code of Corporate Practice and Conduct of the King Report on Corporate Governance (King II), the Banks Act Regulations, other sources of corporate governance best practice and requirements of Nedcor's holding company, Old Mutual plc.

Strategy

The board is responsible to the shareholders and other stakeholders for setting the strategic direction of the group through defining objectives and key policies together with top management, which are then cascaded throughout the organisation.

Stringent investment and performance criteria are determined and refined by the board. These are monitored on an ongoing basis through business plan reviews, key operational and management performance indicators, economic policies and trends, annual budgets and major capital expenditure programmes, significant acquisitions, disposals and other transactions, as well as criteria important to Nedcor's relations with its primary stakeholders and its reputation and conduct as a good corporate citizen

The above process is supported by a schedule of matters reserved for the board, versus those that are delegated to board committees, to ensure that the directors maintain full and effective control over the group of companies, specifically regarding significant strategic, financial, organisational and compliance matters.

The board is accountable to Nedcor's shareholders for exercising leadership, enterprise, integrity and judgement in directing the organisation to achieve continuing prosperity in the interests of all the group's stakeholders.

There has been significant work done to ensure consistency between the board's objectives and strategy and the Strategic Recovery Programme/management strategy as a key means of ensuring closer strategic alignment between the board and management, as well as closer alignment with the strategy of Old Mutual plc.

Dedicated strategy sessions for Group Exco and between the board and Group Exco are held to focus on strategy determination and revision.

The board of directors

Role and composition at 31 December 2004

Nedcor has a unitary board structure comprising 18 directors. Of these, nine are considered to be independent non-executive, as defined by King II, six non-executive and three executive directors.

The Nedbank Limited Board has the same structure and composition but separate meetings are held.

33% of the directors are black generic in terms of the Financial Sector Charter definitions at 31 December 2004.

Of the six non-executive directors, five, including the Chairman, are disqualified as independent by virtue of the fact that they also serve as directors on the board of the group's holding company, Old Mutual plc.

The non-executive directors all have a high degree of integrity and credibility, and the strong independent composition of the board provides for objective input into the decisionmaking process, thereby ensuring no one director holds unfettered decisionmaking powers.

The directors come from diverse backgrounds and bring to the board a wide range of experience in commerce and banking. The directors have access to management, whenever required.

A brief resumé of each director can be found on pages 20 to 23.

Board appointment and evaluation

Board appointments are conducted in a formal and transparent manner, in line with the board appointment policy, by the board as a whole, assisted by the Nedcor Directors' Affairs Committee. Any appointments to the Nedcor Board are made taking into account the need for ensuring that the board provides a diverse range of skills, knowledge and expertise, the necessity of achieving a balance between skills and expertise and the professional and industry knowledge necessary to meet the group's strategic objectives, as well as the need for ensuring demographic representivity.

In general, directors are given no fixed term of appointment, while executive directors are subject to short-term notice periods. An executive director is required to retire from the board at age 60, while a non-executive director is required to retire at age 70. Reappointment of non-executive directors is not automatic. Executive directors are discouraged from holding a large number of directorships outside the group.

The recent spate of corporate failures has ensured and reaffirmed that boards have to be concerned not only with organisational and management performance, but also with their own performance. Board evaluation is one way in which boards can show that they are serious about their performance and even good boards can benefit from a properly conducted evaluation.

A full assessment of the effectiveness of the board and board committees, as well as evaluation of the Chairman of the board, has taken place during 2004, to elicit feedback from board members, which ensures constant refinement of the governance structure and responsibilities. The feedback from this board evaluation process also contributed to the production of the Regulation 38(5) report addressing the state of corporate governance within the organisation.

Board charter

The board has a formal written charter that has been updated in respect of legislative requirements, local and international codes of conduct, including King II, and best practice.

The main functions of the board covered by the charter are:

- determining the overall objectives for the company;
- developing strategies to meet those objectives in conjunction with management;
- formulating company policies;
- rating the company's own performance;
- assuming overall responsibility for risk management;
- appointing the Chief Executive for the company; and
- evaluating the performance of the company's directors.

The charter also formalises the policies regarding board membership and composition, board procedures, the conduct of directors, risk management, remuneration, board evaluation and induction.

Board committees

The board committee structure has been revised during 2004 to ensure that it can best assist the board in the discharge of its duties and responsibilities.

The current committees are:

- Group Audit Committee;
- Group Risk Committee;
- Group Remuneration Committee;
- Group Credit Committee;
- Group Directors' Affairs Committee;

- Group Transformation and Sustainability Committee;
- Board Strategic Innovation Management Committee; and
- Group Finance Oversight Committee

The combined Audit Risk and Compliance Committee (ARC) was separated into individual Risk and Audit Committees, with separate charters, following discussions with the South African Reserve Bank, and in line with the new Banks Act amendments and recommendations of various good-practice codes.

The previous Social and Environmental Committee has been replaced by a Group Transformation and Sustainability Committee, reflecting the importance that these issues hold for the finance sector in South Africa.

Separate Risk and Directors' Affairs Committees have been established for the Nedcor Group and Nedbank, and separate meetings held to ensure adequate focus on the interests of the bank.

Other changes are as follows:

- Compliance responsibility has been mandated to the Directors' Affairs Committee.
- In future operational risk shall be monitored by the Group Risk Committee.
- The previous Group Market Risk Committee is now absorbed into the Group Risk Committee.
- The Heads of Credit Risk and Group Risk are to be members of the Group Credit Committee for the approval of large exposures only.

Each board committee has formal written terms of reference that are reviewed on an annual basis and are effectively delegated in respect of certain of the board's responsibilities, which are monitored by the board to ensure it retains effective coverage and control over the operations of the group.

Group Audit Committee

The functions of the Group Audit Committee are primarily to assist the board of directors in its evaluation and review of the adequacy and efficiency of the internal control systems, accounting practices, information systems and auditing processes applied within a bank in the day-to-day management of its business; and to introduce measures to enhance the credibility and objectivity of financial statements and reports prepared with reference to the affairs of a banking group. The Group Audit Committee has satisfied its objectives for the year in accordance with its terms of reference.

Group Finance Oversight Committee

As of 1 March 2004 Nedcor established the Group Finance Oversight Committee under the chairmanship of experienced banker, Chris Ball, who is an independent non-executive director of the group. The mandate of this committee is to ensure that the group's accounting and control systems meet the highest standards. The committee's objective is to act primarily as a board discussion forum to ensure that the group's risk universe, spectrum of activities, organisational structure and management methodologies are appropriate and effective.

Group Directors' Affairs Committee

The primary role of the Directors' Affairs Committee is to consider, monitor and report to the board on strategic risk, reputational and compliance risk, compliance with King II and the corporate governance provisions of the South African Banks Act 1990 and the regulations issued thereunder, as well as to act as a nomination committee.

Group Credit Committee

The primary role of the Group Credit Committee is to approve credit policies and philosophy, set credit limits and guidelines, confirm that procedures are in place to manage and control credit risk, approve the adequacy of interim and year-end provisions and ensure that the quality of the group's credit portfolio is in accordance with these requirements by monitoring various credit risk information, processes and disclosure. This primary role is a monitoring function. An important secondary role of this committee is the approval of advances above sanctioned and regulatory authority levels.

Group Risk Committee (formerly Group Market Risk Committee)

In terms of the Banks Act a risk committee is required to assist a board of directors in evaluating the adequacy and efficiency of risk policies, procedures, practices and controls identifying the build-up and concentration of risk developing risk mitigation techniques ensuring formal risk assessment identifying and monitoring key risks facilitating and promoting communication through reporting structures and ensuring the establishment of an independent risk management function and other related functions.

The Group Risk Committee's primary focus is therefore the monitoring across the group of the management and assessment of risk, including market and trading risks, financial instruments (derivatives) usage, Asset and Liability Management Division (ALM) risks, the Group Asset and Liability and Executive Risk Committee (Group ALCO) process and functions, intragroup investment exposures and risks related to the underwriting of share issues.

Group Remuneration Committee

The Group Remuneration Committee consists of non-executive directors only and is chaired by an independent non-executive director.

The committee is authorised to approve the aggregate of adjustments to the remuneration of staff below executive director and divisional director level. Adjustments to the total remuneration of members of the Group Exco are individually approved by the Remuneration Committee. Adjustments to executive directors' total remuneration are individually approved by the board following recommendations made by the Remuneration Committee. This committee is also charged with the supervision of the Nedcor Group Employee Incentive Scheme, and is involved in executive officer succession policy. The Remuneration Committee considers remuneration in its totality in an integrated and holistic manner, thereby assisting the board in discharging its corporate governance duties related to remuneration strategy, structure and costs.

The Remuneration report, commencing on page 57, covers all the corporate governance aspects and disclosure with respect to remuneration of directors.

Board Strategic Innovation Management Committee

The Board Strategic Innovation Management Committee has the broad responsibility to monitor all issues pertaining to information technology, both operational and strategic, in as much as these may impact the business, financial, performance, risk profile and information technology strategy of the group. This committee aims to ensure alignment of the prioritisation and magnitude of IT development spend and investment with overall group strategy and direction.

Group Transformation and Sustainability Committee

This newly constituted committee has a broad responsibility to monitor all issues pertaining to the integrated economic, social, environmental and transformation performance of the group.

This committee is charged to assist the board in discharging its responsibility to ensure the group proactively addresses the requirements/recommendations for integrated sustainability reporting as laid out in King II and the Global Reporting Initiative, an international multi-shareholder process whose mission is to develop guidelines for sustainability reporting, as well as to give the needed


Nedcor Limited
Board of Directors
at 15 March 2005
Nedbank Limited
Board of Directors
Nedbank Risk Committee
Chair: MM Katz
N Dennis
ML Ndlovu
CML Savage
GF Richardson (invitee)
CJW Ball
Nedbank Directors' Affairs Committee**
Chair: WAM Clewlow
CJW Ball
RG Cottrell
MM Katz
JB Magwaza
ME Mkwanazi
ML Ndlovu
JH Sutcliffe
TA Boardman (invitee)
JVF Roberts (invitee)
Board Strategic Innovation Management Committee
Chair: ME Mkwanazi
N Dennis
MM Katz
CML Savage
Group Transformation and Sustainability Committee***
Chair: JB Magwaza
B de L Figaji
CJW Ball
ML Ndlovu
MM Katz
BE Davison
WAM Clewlow (invitee)
Group Remuneration Committee
Chair: JB Magwaza
CJW Ball
B de L Figaji
CML Savage
JH Sutcliffe
Group Finance Oversight Committee
Chair: CJW Ball
RG Cottrell
MM Katz
ME Mkwanazi
JVF Roberts
Group Credit Committee
Chair: CJW Ball
B de L Figaji
MM Katz
ML Ndlovu
TA Boardman*
MWT Brown*
Head of Credit Risk*
Head of Group Risk*
GF Richardson (invitee)
Group Audit Committee
Chair: RG Cottrell
CJW Ball
BE Davison
JB Magwaza
ME Mkwanazi
JVF Roberts
Nedcor Risk Committee
Chair: MM Katz
N Dennis
ML Ndlovu
CML Savage
GF Richardson (invitee)
CJW Ball
Nedcor Directors' Affairs Committee**
Chair: WAM Clewlow
CJW Ball
RG Cottrell
MM Katz
JB Magwaza
ME Mkwanazi
ML Ndlovu
JH Sutcliffe
TA Boardman (invitee)
JVF Roberts (invitee)

* *Members for purposes of the approval of large exposures only.*
** *Incorporating Chairman's Committee, Nomination Committee and Corporate Governance Committee.*
*** *Incorporating Social and Environment Committee.*

attention at board level to the Financial Sector Charter (FSC), black economic empowerment and social and environmental responsibility issues.

The board committee structure is also supported by a structure of group executive management committees.

Chairman and Chief Executive

In line with the requirements of a myriad of best-practice codes the roles of Chairman and Chief Executive are separate. The board is led by the Chairman, Warren Clewlow, and the executive management of the group is the responsibility of the Chief Executive, Tom Boardman.

This clearly accepted division of responsibilities at the helm of the company ensures a balance of authority and power, so that no one individual has unrestricted decisionmaking powers. At the same time the board and executive management work closely together in determining the strategic objectives of the group.

Company Secretary and director development

All directors have access to the advice and services of the Company Secretary, as well as the Enterprise Governance Division, who are responsible for ensuring that board procedures and applicable rules and regulations are fully observed. Further to this, the board has agreed and established a procedure in furtherance of its duties whereby directors may obtain independent professional advice at the expense of the company.

New directors are informed of their duties and responsibilities by way of an induction course that is run by the Company Secretary and other experts on board effectiveness, corporate governance and banking/technical information, familiarising the directors with the bank's senior management and strategies. Briefing of the board takes place on an ongoing basis to ensure that members are kept up to date with local and international industry developments, technology issues, risk management and corporate governance best practice.

Succession planning

Succession planning is an important focus area at board as well as executive and senior management level. Detailed and intensive planning is conducted through the Chairman's Office in consultation with the Directors' Affairs and Group Remuneration Committees.

The Chief Executive is required to report regularly to the board on the group's management development and employment equity programmes.

Business governance

This area of governance performance focuses on adding value to the business by leveraging the worth created by conformance. Business governance forms the link between the strategic objectives set by the board and board committees and the actions and decisions taken by the management committees. Primary attributes of this portfolio are the reviewing, implementing and monitoring of structures, internal controls and compliance to the principles of good governance at a management level, involving the functions of the Group Exco, divisional executive committees, operational risk committees, Group Exco subcommittees and all other management committees. Business governance will drive the culture of good governance at all levels of the organisation.

The **Executive Strategic Innovation Management Committee** assists the Group Exco and the Board Strategic Innovation Management Committee in discharging their responsibilities to ensure that the Nedcor Group has a well-coordinated, efficient, effective and properly resourced IT strategy that enables the organisation to remain highly competitive and that this strategy is timely implemented.

Group ALCO and Executive Risk Committee is responsible for ensuring that the impact of the following risks are being effectively managed in the Nedcor Group:

- liquidity risk;
- interest rate risk, both local and foreign;
- foreign exchange rate risk, including currency translation risk;
- trading market risk; and
- market risk in respect of financial instruments used for purposes other than trading (eg balance sheet hedges and investments).

The roles of the **Basel II Steering Committee** is to promote, direct and oversee the successful implementation of the new Basel Capital Accord (Basel II) across the Nedcor Group and, particularly, to monitor and direct its implementation.

The **Executive Transformation Committee** is responsible for transformation and the implementation of FSC requirements.

The **Mergers and Acquisitions (M&A) Steering Committee** ensures proper corporate governance, oversight and control of corporate actions taken by the group as a whole. All operational acquisitions, disposals, restructuring and major corporate actions within the group will be brought to the M&A Steering Committee.

The **Group Capital Management Committee's** primary role is to review, monitor, recommend and execute the utilisation/investment/disposal/ optimalisation of shareholders' capital throughout the Nedcor Group.

The primary role of the **Human Resources Committee** is twofold: statutory compliance in respect of labour legislation and the recruitment, selection, remuneration, performance management, maintenance, training, development and, where necessary, termination, of Nedcor Group employees and potential employees.

The **Strategic Recovery Committee** has responsibility to establish and maintain the recovery process and infrastructure, synthesise the recovery plan, monitor and facilitate the recovery of the bank, and identify and coordinate crosscutting initiatives. The committee is assisted in discharging the responsibilities stated above by the Strategic Recovery and Turnaround Office (SRTO).

The primary role of the **Executive Taxation Committee** is monitoring tax compliance and tax policy and ensuring the management of tax risk throughout the Nedcor Group in accordance with the Nedcor Limited tax policy. Furthermore, the committee assists the Group Audit and Group Risk Committees in discharging their responsibilities relative to the management and monitoring of tax risk.

The Nedbank **Capital Investment Committee's** primary role is considering private equity and mezzanine equity investments and the underwriting of share issues, including initial approval, periodic reviews and any material changes.

The primary role of the **Property Investment Committee** is considering private equity investments in client-driven property ventures and strategic investments in the listed property sector and allied service companies.

Risk management

Risk management in the financial services industry is a fundamentally important process in ensuring profitability, growth and long-term sustainability.

- Regulation 38 of the Banks Act states that the '. . . process of corporate governance includes the maintenance of effective risk management'.
- The King Report on Corporate Governance 2002 has a dedicated risk management section (Section 3) detailing a board's responsibility for designing, implementing and monitoring the process of risk management and setting risk appetite limits or tolerance.
- The proposed new Basel II will enforce a significant increase in risk management sophistication and reporting internationally.

These driving forces have ensured ongoing focus on the role played by risk management in the corporate governance process and vice versa.

The Nedcor Board acknowledges its responsibility for the entire process of risk management, as well as for forming an opinion on the effectiveness of this process. Management is accountable to the board for designing, implementing and monitoring the process of risk management, and integrating it within the day-to-day activities of the group. The board is ultimately responsible for any financial loss or reduction in shareholder value suffered by the group. It is therefore responsible for ensuring that proper risk management and monitoring systems are in place.

The Group Risk Committee is responsible for assisting the board in reviewing the risk management process and any significant risks facing the group. Nedcor has adopted a comprehensive risk management strategy and methodology, enterprise-wide risk management, which has the principles of corporate governance best practice embedded in its foundation.

The Enterprise-wide Risk Management Framework consists of what it calls its 'three layers of defence':

- enterprise-wide risk management forums and individual responsibilities;
- risk management and corporate governance committee structures; and
- executive management responsibility by key risk area and operation/function.

A Key Issues Control Log has been developed as a tool to assist in achieving good governance. It represents a holistic, yet focused, view of any issues that require attention, raising concerns around these as well as actions being taken to address them. This form of risk reporting strongly supports the move towards greater transparency in reporting.

The Basel II requirements are being dealt with by way of a comprehensive Basel II compliance plan, which will further enhance the risk management process. The group approach to Basel II involves building advanced risk and capital management capabilities, leveraging off the significant investment in Nedcor's Basel II Programme as the catalyst. This approach also facilitates the comprehensive implementation of enterprise-wide risk management in Nedcor.

See the Risk Management and Basel II sections on pages 64 to 77 for a more comprehensive discussion.

Enhanced internal audit operational risk functions

Key roleplayers within the Enterprise Governance Framework of the bank are Group Internal Audit and Operational Risk.

Internal Audit

The Group Internal Audit Division is the one centralised assurance unit whose functions have not in any way been transferred down to divisional level in the recent restructuring. The Head of Internal Audit, Terry Lamont-Smith, reports to the Chair of the Audit Committee and to the Head of Internal Audit for Old Mutual plc. For day-to-day operations he forms part of the Chief Risk Officer's management team, from where the optimal sharing of risk identification information can take place. Previously the Operational Risk Management Unit reported to Internal Audit, but it now reports directly into Group Risk.

A formal charter is in place to regulate the functions of the Internal Audit Division. Internal Audit plays an essential independent assurance and monitoring role. An audit plan for Internal Audit is also in place, based on risk assessments and issues raised at board and subcommittee meetings.

Internal Audit has dedicated teams that perform the internal audit functions for Nedcor's subsidiaries and joint ventures. Audits are conducted throughout the various business units at 12-, 24- or 36-month intervals, depending on the risk profile of a business unit, with high-risk areas being audited on an annual basis.

The 2004 audit plan focused on the following key areas: adequacy of credit provisioning and AC133 impacts; DI500 reporting, Treasury; suspense accounts; anti-money-laundering; Group Finance restructuring; Group ALCO and capital management; Strategic Recovery Programme; overall risk management and governance; and Peoples Bank credit provisioning and process.

Internal Audit also works closely with the Enterprise Governance and Compliance Division to ensure that any audit issues of an ethical or governance nature are made known for followup and resolution.

Operational risk

The board of directors approved the 'Barnowl' operational risk assessment and monitoring methodology during 2003 as the official tool to meet the qualitative requirements of operational risk management within Nedcor. Barnowl is a sophisticated web-based tool with an embedded risk assessment methodology used for the identification, assessment, management, monitoring and reporting of risk. Risk profiling can be performed at different levels within the organisation, ie strategic, business unit and process.

Its implementation across the group, first by division, then by business unit, has not advanced as far as originally planned due to significant organisational restructuring and the fact that risk officers had to be appointed and trained to drive the risk assessment processes in the business.

A revised implementation plan has been approved by the Chief Risk Officer, and full implementation is scheduled for 2005.

Internal control

An essential part of the board's responsibility is reviewing the effectiveness of internal control, making use of the monitoring processes within the company.

The detailed design, implementation and operation of adequate internal controls are generally delegated to the management team of Nedcor Limited. These controls provide reasonable assurance that significant risks are appropriately managed, that management and financial information emanating from Nedcor Limited is reliable and that assets are safeguarded. This, together with the associated responsibility for reviewing periodically the effectiveness of such internal control, is formally acknowledged by the head of each business unit once a year. Regulation 39(4) of the Banks Act requires that a board of directors reports annually to the Registrar of Banks on the adequacy of internal controls, adherence to these, maintenance of ethical standards, any material malfunctions and whether a bank will continue as a going concern.

The board reports that:

- no material malfunction in the group's internal control system has occurred during the period under review;
- it is satisfied with the effectiveness of the group's internal controls and risk management;
- whenever there is an indication of any significant business risk, or any weakness in controls, that may result in loss or reputational damage, these are recorded and disclosed in a formal Key Issues Control Log, which is lodged periodically with the board (management has reviewed the issues recorded in the Key Issues Control Log during the year and considered when and why the issues arose, whether they have been resolved and, if not, action plans and timelines for their resolution);
- it has no reason to believe that the group will not operate as a going concern for the year ahead;
- it has no reason to believe that the group's code of ethics has been transgressed in any material respect;
- it has no reason to believe that the group's policies and authority levels have not been enforced and adhered to in any material respect;
- there have been no material breaches of compliance with any laws and regulations applicable to the group during the period under review; and
- there is a documented and tested process in place that will allow the group to continue its critical business processes in the event of a disastrous incident affecting its activities.

In the Nedcor Group a process and hierarchy for reporting on internal control have been approved by the Group Audit Committee on behalf of the board, and is reviewed on an ongoing basis by Internal Audit and Group Risk.

Personal share dealings

Nedcor has a formal policy and set of rules for personal account trading in place, which are based on current legislation and international good practice. These rules prohibit directors and employees from dealing in Nedcor shares during defined closed periods prior to the announcement of interim and final results or in any other period considered sensitive.

All personal account trading is subject to authorisation by the independent Compliance function. Such dealings also require the prior approval of an individual's senior manager.

Any non-compliance with the policy is reported to the Directors' Affairs Committee by the Chief Compliance Officer, and disciplinary action is taken.

All dealings by directors in Nedcor shares are advised to the Listings Division of the JSE, as dictated by the JSE Listings Requirements, and such information is published through SENS.

The group further has an insider-trading policy to assist directors and affected employees with their commitment towards maintaining a culture of integrity, adhering to legislative requirements and enforcing zero tolerance of crime.

Financial statements and external review

Going concern

The directors of Nedcor confirm that they are satisfied that the group has adequate resources to continue in business for the foreseeable future. The assumptions underlying the going-concern statement are debated and recorded at the time of the approval of the annual financial statements by the board.

This was also done as part of the interim results process. For this reason the Nedcor Board continues to adopt the going-concern basis for preparing the financial statements.

Directors' declaration

The directors of Nedcor confirm and acknowledge that:

- it is the directors' responsibility to prepare financial statements that fairly present the state of affairs of the company at the end of the financial year, and the profit or loss and cash flows for that period;
- the auditors are responsible for reporting on whether the financial statements are fairly presented;
- adequate accounting records and an effective system of internal control and risk management have been maintained;
- appropriate accounting policies, supported by reasonable and prudent judgements and estimates, have been used consistently, except as otherwise disclosed; and
- applicable accounting standards have been adhered to or, if there has been any departure in the interest of fair presentation, this has been disclosed, explained and quantified.

External auditors

The group's joint external auditors are Deloitte & Touche and KPMG Inc.

The report of the independent auditors on page 86 sets out the responsibilities of the external auditors with regard to reviewing the financial statements and the group's compliance with both statutory and accounting standard requirements.

The external audit is structured to provide sufficient evidence to give reasonable assurance that the financial statements are free from material misstatement. The audit review also considers the external auditors' support of the directors' statements on going concern and adequacy of the internal control environment.

The external auditors provide non-audit services to Nedcor through their consulting divisions.

A policy, in line with that of Old Mutual plc, regarding the provision of non-audit services by the group's auditors is in place. This process is structured between management and the external auditors to ensure that the guidelines, requiring approval by the Chief Financial Officer, Chief Executive or Audit Committee, depending on the amount of fees involved, are adhered to and monitored by the Audit Committee and Old Mutual plc Audit Committee on a six-monthly basis.

The total fees for non-audit services provided by the external auditors for the year ended 31 December 2004 were R41,4 million (2003: R41 million). This amounts to 41% of total audit and non-audit services (2003: 44%). The non-audit services focused on the rights offer circular, credit impairment modelling, AC133 implementation, value-added tax (VAT) and International Financial Reporting Standards (IFRS) implementation.

A governance review by the external auditors found that Nedcor was substantially in compliance with the structural components of corporate governance and that Nedcor is making progress in the continual improvement of its governance processes.

Stakeholder dialogue

Nedcor believes that open discussion and interaction with all our stakeholders is fundamental to strengthen our operations continuously and ensure that their needs and concerns are addressed within the strategy of the group. Share owners specifically, as well as the other stakeholders, are encouraged to attend the annual general meeting and other meetings as vital communication forums. Clients of the bank are also communicated with by way of letters and statements through the post, flyers, information within the branch network and the internet. Employees are briefed on developments through regular business communication emails, staff periodicals and by way of a very comprehensive intranet.

Internet site

Nedcor's internet site (www.nedcor.com) has extensive information on the group, its annual, preliminary, interim and sustainability reports and the price of its shares. It also provides a regular update on business developments and other matters of interest in relation to the Nedcor Group.

Code of ethics and organisational integrity

Nedcor is committed to organisational integrity and high standards of ethical behaviour in its dealings with all the group's stakeholders.

A revised code of ethics has been approved for the group, which focuses on both the internal behaviour of our employees, linked to the group values, as well as our commitments to external stakeholders. The code is available on our internet and intranet sites.

Training and awareness programmes for our employees regarding the code will be rolled out during 2005, as well as an ethical barometer to measure our progress in further embedding ethics into our culture.

Code of Banking Practice

Nedcor subscribes to the Code of Banking Practice of the Banking Council of South Africa. This code governs Nedcor's conduct regarding relationships with authorities, clients, competitors, employees, shareholders, local communities and other primary stakeholders.

The group has in place appropriate procedures and mechanisms to ensure that all elements of the code are adhered to fully. The Nedcor Group, primarily through its Client Services Advisory Unit, also works constructively with the Ombudsman for Banking Services' office to ensure that client complaints are resolved appropriately and timely.

Political contributions

Nedcor fully supports the South African democratic system, but does not contribute to individual political parties.

The group's stance is apolitical, a principle that extends to not funding projects that are specifically undertaken under the auspices of political parties. Nedbank assists with worthy causes initiated by civic organisations and it is not inconceivable that these initiatives may involve political figures.

Fraud prevention and money laundering

Nedcor will not be associated with money laundering and has introduced policies and procedures to ensure statutory duties and regulatory obligations or, in their absence, that minimum standards are complied with.

The Money Laundering Control Programme (MLCP) was implemented during 2004. The programme is governed by a steering committee consisting of business unit executives and overseen by the Chief Risk Officer to ensure ownership at all levels.

Nedcor has developed a global money laundering control policy, which is currently also being implemented in all of Nedcor's subsidiaries to ensure compliance with the Financial Intelligence Centre Act (FICA).

Financial Advisory and Intermediary Services Act (FAIS)

This new act is designed to regulate the function of giving advice on and selling financial products. The Financial Services Board, assisted by the Advisory Committee, industry representative bodies and the statutory Ombudsman for Banking Services, will regulate the act. The act consists of 17 pieces of subordinate legislation, including four codes of conduct, fit and proper requirements, regulations and statutory reports/disclosure.

The risk of non-compliance arises from the enormity of ensuring that all affected staff (approximately 7 000 employees in the Nedcor Group) are trained and have the necessary fit and proper qualification requirements associated with the type of financial products that are being sold.

This will ensure that the selling of products and advice offered to clients is through Nedcor staff that are licensed, authorised and accredited as fit and proper by the Financial Services Board.

Compliance with FAIS is being managed centrally through a team in Group Compliance, with the assistance of the affected business units.

Sustainability reporting

Nedcor has issued a separate sustainability report in accordance with the Global Reporting Initiative (GRI) guidelines, and taking into account the recommendations of King II.

Board meetings

In 2004 the board met 12 times. It is policy for the board to meet frequently, and a formal schedule of matters is required to be submitted to the board on the basis of an annual work plan.

Additional or other matters of significance to Nedbank and the group are required to be brought to the board's attention in a timely manner, and in a number of instances this has required the board to convene outside the scheduled plan of meetings.

The record of attendance at board and board committee meetings for Nedcor Limited and Nedbank Limited for 2004 is set out in the table below.

		Nedcor Limited Board	Nedcor Limited Board pre-scheduled	Nedcor Limited Board ad hoc	Nedbank Limited Board	Nedbank Limited Board pre-scheduled	Nedbank Limited Board ad hoc	Directors' Affairs Committee	Directors' Affairs Committee pre-scheduled	Directors' Affairs Committee ad hoc
Number of meetings		**12**	**7**	**5**	**11**	**7**	**4**	**8**	**2**	**6**
Directors	**Status**									
CJW Ball	x	12/12	7/7	5/5	11/11	7/7	4/4	3/6	2/2	1/4
TA Boardman	*	11/12	6/7	5/5	10/11	6/7	4/4			
MWT Brown	*	4/4	3/3	1/1	4/4	3/3	1/1			
WAM Clewlow	#	11/12	7/7	4/5	10/11	7/7	3/4	8/8	2/2	6/6
RG Cottrell	x	12/12	7/7	5/5	11/11	7/7	4/4	8/8	2/2	6/6
BE Davison	x	11/12	7/7	4/5	10/11	7/7	3/4			
N Dennis	x	10/12	7/7	3/5	9/11	7/7	2/4			
B de L Figaji	x	10/12	7/7	3/5	10/11	7/7	3/4			
MM Katz	#	12/12	7/7	5/5	11/11	7/7	4/4	5/6	2/2	3/4
MJ Levett	#	12/12	7/7	5/5	11/11	7/7	4/4	8/8	2/2	6/6
JB Magwaza	x	11/12	7/7	4/5	10/11	7/7	3/4	6/6	2/2	4/4
ME Mkwanazi	x	9/12	5/7	4/5	9/11	5/7	4/4	5/8	2/2	3/6
ML Ndlovu	*	11/12	6/7	5/5	10/11	6/7	4/4	7/7	2/2	5/5
PF Nhleko	#	3/8	3/5	0/3	3/7	3/5	0/2			
TH Nyasulu	x	11/12	6/7	5/5	10/11	6/7	4/4	7/7	2/2	5/5
JVF Roberts	#	12/12	7/7	5/5	11/11	7/7	4/4			
CML Savage	x	11/12	7/7	4/5	10/11	7/7	3/4			
JH Sutcliffe	#	11/12	6/7	5/5	10/11	6/7	4/4	6/7	2/2	4/5
IJ Botha	1	2/3	1/1	1/2	2/3	1/1	1/2			
BJS Hore	3	7/7	3/3	4/4	6/6	3/3	3/3			
CF Liebenberg	2	7/7	3/3	4/4	6/6	3/3	3/3	3/3		3/3
SG Morris	1	3/3	1/1	2/2	3/3	1/1	2/2			
DGS Muller	3	6/7	2/3	4/4	5/6	2/3	3/3			
Committee members										
GF Richardson										
GS van Niekerk										

* *Executive.*
** *Only prescheduled meetings were held.*
\# *Non-executive.*
x *Independent non-executive.*
1 *Resigned with effect from 23 February 2004.*
2 *Retired with effect from 6 May 2004.*
3 *Stepped down from the board with effect from 6 May 2004.*

Occupational health and safety

Nedcor is committed to providing a healthy and safe environment for employees and clients.

For the last two years Nedcor has contracted Makrosafe to manage the online hosting and administration of the Environmental Occupational Health and Safety Management Programme. The programme has been designed to ensure that branches and buildings comply with the Occupational Health and Safety Act, 85 of 1993, as well as best international practice.

The overall compliance percentage for branches and head offices participating in the programme for 2004 is 95,7%.

More information on these aspects can be found in the Nedcor 2004 Sustainability Report.

Remuneration Committee	Remuneration Committee prescheduled	Remuneration Committee ad hoc	Group Audit Committee	Group Audit Committee prescheduled	Group Audit Committee ad hoc	Strategic Innovation Management Committee	Strategic Innovation Management Committee prescheduled	Strategic Innovation Management Committee ad hoc	Credit Committee	Credit Committee prescheduled	Credit Committee ad hoc	Nedcor and Nedbank Risk Committees**
5	4	1	12	9	3	5	4	1	6	3	3	4
5/5	4/4	1/1	12/12	9/9	3/3				6/6	4/4	2/2	
									2/5+	1/4	1/1	
									1/3+	0/2	1/1	
			6/6	4/4	2/2							
			11/12	8/9	3/3				2/2	1/1	1/1	
			9/12	9/9	0/3							1/1
2/2	2/2					2/4	2/3	0/1				1/3
3/3	2/2	1/1							3/4	2/3	1/1	
						2/3	1/2	1/1	4/4	3/3	1/1	3/3
5/5	4/4	1/1	4/6	3/5	1/1							
			6/6	5/5	1/1	5/5	4/4	1/1				
									3/4	2/3	1/1	3/3
						0/1	0/1					0/3
2/3	1/2	1/1							3/5	2/3	1/1	
			12/12	9/9	3/3							
3/3	2/2	1/1				3/5	2/4	1/1				4/4
5/5	4/4	1/1										
2/2	2/2					1/1	1/1		2/2	1/1	1/1	1/1
									3/3	2/2	1/1	3/3
						3/3	2/2	1/1				

Sustainability report

Nedcor views sustainable development as an essential component in the growth and improvement of the company, our country and the rest of the world. Finding a balance between economic objectives, social upliftment activities and environmental responsibility is an integral part of our business strategy, guiding the manner in which we operate as a business.

Nedcor fully endorses the recommendations of the King Report on Corporate Governance for South Africa (King II), and a King II implementation plan is in place for the organisation. Nedcor has further incorporated the management of environmental and social risks into its Enterprise-wide Governance and Risk Management Frameworks to ensure that they are properly integrated into the organisation's strategy.

We are committed to listening to stakeholder suggestions and strive to improve our levels of disclosure and communication with all our stakeholders even further to ensure that sustainability considerations continue to permeate every aspect of our business.

In recognition of the progress made in managing sustainability matters during 2004 Nedcor was included in the JSE Securities Exchange Socially Responsible Investment (SRI) Index and is one of only four South African companies to be included in the Dow Jones World Sustainability Index.

More detailed information can be found in the Nedcor 2004 Sustainability Report, which is available on the CD enclosed or from the Nedcor Enterprise Governance and Compliance Department or online at www.nedcor.com. The Nedcor 2004 Sustainability Report has been compiled in line with the Global Reporting Initiative (GRI) guidelines and selected environmental reporting indicators that have been developed specifically for the finance sector.

Shareholders

Nedcor is committed to ensuring accurate, regular and transparent communication with its shareholders and the investment community to provide them with a greater understanding of the group's performance and strategic plans.

In the past year communication activities included extensive local and international roadshows, participation in local and international conferences, one-on-one meetings with shareholders and analysts as well as presentations by members of Nedcor's Executive Committee. A substantial amount of information regarding Nedcor was also made available to shareholders and the investment community in the rights offer circular, which was produced in the first half of 2004.

To provide investors and other stakeholders with further independent information Nedcor engaged Moody's rating agency formally to evaluate the group, along with the group's two existing formal rating agencies, Fitch and CA-Ratings. In line with the group's commitment to improving segmental disclosure, a risk-weighted capital allocation methodology was introduced towards the end of 2004. Matched maturity funds transfer pricing was also implemented and the allocation of costs between business units was refined. Although there is still room for further improvement in segmental disclosure, the segmental results now provide a far better reflection of the performance of each business unit within the group and should aid investors in making more informed decisions.

Clients

There is an increasing recognition by financial services companies the world over of the importance of client service excellence as the only sustainable differentiator within the industry. Nedcor subscribes to this belief, maintaining a sustained focus in this area during 2004. This focus on client service will be continued and intensified during 2005.

Nedcor recognises the need for retaining client loyalty, expanding services to a broader client base and continuing to improve client service. Aligning the organisation with a client-driven business model is one of the five areas of the group's strategic focus.

To this end the group underwent a reorganisation towards the end of 2004 to ensure that all client businesses were incorporated into three client clusters – Nedbank Retail, Nedbank Corporate and Nedbank Capital – to improve client service and accountability. Cross-sell initiatives are being undertaken to ensure that the bank is providing a full portfolio of services to its clients. The group is also focusing on initiatives to increase the number of clients for whom it is the primary banker in both the corporate and retail markets.

During 2004 Nedbank Retail was reorganised to improve client service and accountability by creating integrated standalone home loan, card and microlending businesses as well as integrating retail and branch operations. There was also a focus on implementing integrated credit scoring to improve turnaround times, various client retention programmes and targeting the youth market and small and medium enterprises as specific growth areas.

Nedcor's client awards in 2004 include the Ombudsman for Banking Services Award for Excellence in Customer Complaint Handling and the Code of Banking Practice Award for Adherence to the Code (second consecutive year) as well as an individual excellence award to client service consultant, Shaun Kearns.

Human resources

2004 proved an exceptionally challenging year for the Nedcor Group, particularly from a people perspective. The less than favourable business performance during the preceding two years resulted in the voluntary and business-initiated retrenchment of 2 045 of our people and a complete restructuring of the group.

Coupled with the appointment of a new group executive team and relentless media scrutiny, the tough climb back to the top has affected every employee to a greater or lesser extent. To improve staff morale Chief Executive, Tom Boardman, and other executives have conducted numerous staff roadshows, and staff have been involved in formulating the group's strategy and initiatives such as 'Talk to Tom' were put in place.

Nedcor's employment equity strategy is ensuring that the organisation's demographics are appropriately aligned with and meet the aspirations of the Financial Sector Charter (FSC).

It is part of the culture of the group that employees often participate in upliftment and developmental work, including the Local Hero Programme, Team Challenge and their own initiatives.

Nedcor's ranking in the Deloitte & Touche Employer of Choice Survey improved from 79th to 56th in one year.

Transformation

Nedcor recognises that the FSC has become an integral part of our business, as well as of the development of South Africa, and seeks to go beyond the targets and mere compliance. As part of the group's commitment to lead in transformation considerable progress has been made in many areas of the FSC, but there are still some where we face a challenge in meeting the FSC's targets. An Executive Transformation Committee, whose membership includes representatives from the executive management team as well as specialists from across the group, focuses on monitoring and improving the group's progress.

Nedcor has implemented employment equity, as a matter of course, long before the promulgation of legislation in this regard. The implementation of the FSC coincided with the second half of the Nedcor/BoE merger, when our key focus was on the delivery of synergy savings and the migration of BoE clients, which may have affected our ability to deliver on some aspects of the FSC.

Derek Muller, a director in the Chief Executive's Office, is Chairman of the Operating Board of the Banking Council of South Africa, as well as the representative of the banks on the Financial Sector Charter Council. During 2004 he acted as Chairman of the Banking Council's Transformation Committee. Derek's involvement with the Banking Council, both at board and operating council level, provides him with insight into the workings, resolutions and recommendations of all industry workgroups.

In liaison with one of the other major banks, Nedbank has established an inter-bank measurement group to institute a standard approach to measurements and reporting, especially in areas where no targets or measurement methodologies have yet been established or approved. This is working well, ensuring consistency in both interpretation and measurement methodologies.

A project team, led by Derek Muller, was established during March 2004 to address the FSC requirements of direct and indirect ownership in the group. This project is in the completion phase, following extensive consultation with a variety of interest groups and government. The deal will be addressing black economic empowerment (BEE) equity ownership by a broad cross-section of interests including black staff and management.

The provision of banking products to individuals who are defined as previously disadvantaged is a strategic imperative for Nedcor. While the group has an existing presence in this market through Peoples Bank, it is finalising research on its entire client base to identify where new products and services may be offered. There is also a focus on low-income housing and the bank has launched an educational programme for 800 black estate agents and is developing a range of products to address FSC issues in this essential area. Nedcor is currently lagging the other major banks in the



opening of Mzansi Accounts, which is mainly attributable to a lack of footprint in the appropriate markets, when compared with the group's competitors. Approximately 40 000 accounts have been opened to date. The target for 2005 to 2008 is to open 200 000 new accounts per annum.

Nedbank Corporate and Nedbank Capital have been active over many years in facilitating BEE financing transactions, involving ownership transfer to black interest groups. They have been active in all aspects of advisory and legal services, debt financing, equity raising and working capital support.

Nedcor is committed to procuring an increasing amount of its total purchases of goods and services from black-owned or black-influenced companies. BEE credentials of the group's top 100 suppliers, who account for 75% of total spend, have been validated. We managed to raise BEE spend from 8,8% in 2003 to in excess of 22% in 2004.

An integrated human resources strategy for the retention and attraction of black managers and women has been tabled and signed off by the Group Exco.

Nedcor remains committed to reaching its staff empowerment targets and further progress was made in 2004. Black people now comprise 31% of the group executive, 13% of senior management, 22% of middle management, 36% of junior management and 33% of the Nedcor Board. 1,4% of the 2004 payroll was spent on training and development of black staff.

Corporate social investment

Corporate social investment (CSI) is an integral part of the Nedcor Group's business as it strives to strengthen the economy and better the lives of disadvantaged communities through projects that lead to job creation, infrastructural development, enhanced human health, improved quality of life and ecosystem health. As discussed in the previous section, BEE guidelines have also been taken into account in the development of Nedcor's CSI policy.

During 2004 the Nedcor Foundation funded more than 450 projects (an increase of almost 100 on the previous year) and invested over R39 million in the fields of welfare, community development and sustainable development, including skills training and job creation. Nedcor was also proud to sponsor the South African Paralympic Team and pledged a total of R920 000 towards the centrally co-ordinated SA Relief Fund for Tsunami Victims.

In Trialogue's annual reputational survey non-profit organisations (NPOs) rated Nedcor third among 70 corporates in the category of Good Corporate Grantmaker and third among 48 corporates in the category Most Widely Recognised Corporate Grantmakers. Nedcor is rated by NPOs as having the third-biggest CSI budget out of 39 identified corporates. This is the first time Nedcor has been rated in the top three in this category since 1999, despite the actual reduction in Nedcor CSI spend channelled through the Nedcor Foundation.

The environment

Nedcor has a long history of promoting environmental responsibility, is committed to managing environmental issues and aims at continuous improvement in environmental management and performance. As part of this process the group's environmental policy has been revised to take further account of its lending and financing activities, and forms the first layer in the integrated Environmental, Health and Safety Programme.

Nedcor is proud of the products it has developed (such as its Pay per K car insurance) that highlight the clear linkages between environmental responsibility and economic prosperity and will continue to research new and innovative ways of illustrating its commitment to environmental issues.

During 2004 Nedcor expanded its partnership with the World Wildlife Foundation SA (WWF-SA) to form the first formal conservation partnership in South Africa and Nedcor also became a patron member of the Wildlife and Environment Society of South Africa. Nedcor was the first South African bank to join the United Nations Environment Programme Finance Initiatives (UNEP FI) in February 2004 as part of its commitment to sustainable development and environmental responsibility.

A total of R5,24 million was channelled through the Nedcor Foundation, The Green Trust programmes and the Corporate Governance Division into environmental initiatives. To date Nedcor has donated over R63,3 million to The Green Trust, over R18 million to The Sports Trust (aside from Olympic and Paralympic sponsorships) and contributed significantly to the over R9 million disbursed by the Arts & Culture Trust.

Sustainability in our African operations

While actively contributing to the development of the South African economy and society, the Nedcor Group is also committed to sustainability and good governance in all its African operations. To improve communications with our stakeholders the Nedcor 2004 Sustainability Report includes a section on the organisation's African operations with a focus on Lesotho, Swaziland and Namibia.

Remuneration report

Remuneration Committee membership and charter

The Group Remuneration Committee (the committee) operates in terms of a charter approved by the board. The board delegates responsibility to the committee for the investigation and benchmarking of remuneration practices and for hearing and deciding on proposals made on remuneration practices for the group. Membership consists exclusively of non-executive directors. An independent non-executive director chairs the committee, as recommended by King II. At 31 December 2004 the committee consisted of the following members: Mr JB Magwaza (Chairman); Mr CJW Ball; Prof B de L Figaji; Mrs TH Nyasulu; Mr CML Savage; and Mr JH Sutcliffe. The Chief Executive is a permanent invitee to the meetings, and recuses himself when his own remuneration is discussed. Mr N Dennis resigned as a member and Chairman of the committee on 1 March 2004. Mr JB Magwaza was appointed Chairman of the committee with effect from 1 March 2004. Mr CF Liebenberg resigned as a member of the committee on 6 May 2004. Subsequent to the year-end Mrs TH Nyasulu resigned as a member following her resignation from the Nedcor Board on 26 January 2005.

The committee considers remuneration in its totality in an integrated and holistic manner, thereby assisting the board in discharging its corporate governance duties related to remuneration strategy, structure and costs.

The committee's responsibilities include:

- reviewing, monitoring and approving principles supporting short-term incentive arrangements for all staff in Nedcor Limited;
- reviewing, monitoring and approving the Nedcor Group Employee Share Option Scheme;
- approving the granting of share incentives to staff;
- investigating and benchmarking remuneration practices and broad terms and conditions of employment for all staff to ensure that these are fair and competitive and to approve the overall cost of remuneration increases awarded to staff;
- determining the remuneration, incentive arrangements and benefits of the executive directors and of certain other senior executives of the group;
- making recommendations to the board on remuneration adjustments, short- and long-term incentives for executive directors and other senior executives of the group;
- approving performance statements for the Chief Executive and group executives;
- undertaking executive succession planning and the talent management process.

The committee's intention is to apply the guiding principles of the remuneration policy in so far as practicable, but both the board and the committee retain the right to use their discretion to deviate from this policy in exceptional circumstances.

Meetings

The committee is required to meet at least four times a year, and met five times in 2004.

Advisers to the committee

During the year under review the committee received advice from external independent advisers on an ad hoc basis. Mr B Olivier, Director: Vasdex Associates, advised the committee on the design of the Nedcor short-term incentive scheme and KPMG (Pty) Limited was appointed to assist with the design of a new long-term incentive scheme, which will be implemented during 2005, subject to approval being obtained at the annual general meeting of Nedcor in May 2005.

Remuneration philosophy and policy

The purpose of remuneration is to attract, retain, motivate and reward high-performing and talented staff to achieve Nedcor's objectives. Nedcor's philosophy is to encourage sustainable long-term performance and at all times to align such performance with the strategic direction and specific value-drivers of the business. The remuneration policy is fully integrated into other management processes such as performance management and talent management, and aligned with overall group human resources policies.

The main objective is alignment in terms of the Nedcor remuneration policy, at the same time recognising individual differences in processes necessitated by the various strategies, structures, cultures and the different market segments being serviced.

The group's intended market position is median remuneration for median performance, relative to business plans and objectives, and upper-quartile remuneration for superior performance.

Guaranteed remuneration increases

Annual increases in guaranteed remuneration are market-related, considering increases awarded by other major banks as well as the bank's comparative position against the banking industry. To maintain appropriate remuneration competitiveness relative to the labour market, remuneration is reviewed annually and increases are effective from 1 April. Non-managerial staff form part of a bargaining unit and annual increases granted depend on successful negotiations with the recognised trade unions. In April 2004 the cost of increases was 5% to management and executives and 6,25% to non-managerial staff.

On appointment as Chief Executive designate on 15 October 2003 Mr TA Boardman's annual guaranteed remuneration package was adjusted to R3 000 000 and no further increases were granted in 2004. Mr Boardman's remuneration will be reviewed again in February 2005 and adjusted with effect from 1 April 2005, commensurate with his performance over the period and comparative remuneration information.

Remuneration

All staff in Nedcor are remunerated on a 'total cost-to-company' basis, ie a guaranteed package inclusive of a basic salary and contributions to benefit funds. From their guaranteed remuneration package the Chief Executive and executive directors contribute to a medical aid scheme, a retirement fund, a disability fund and group life insurance, and a car allowance/company car contribution may be structured into the package, to a maximum of 40% of the guaranteed package. The amount stipulated under basic salary excludes contributions to the retirement and disability funds, but includes the car allowance/company car, group life and medical aid contributions.

Retirement scheme

The Chief Executive and all executive directors are members of the Nedcor Limited defined-contribution retirement funds, and there are no defined-benefit scheme liabilities. Contributions are made from the guaranteed remuneration package values.

Performance bonuses

The principles for new short-term incentive schemes were approved at the start of 2004 and four primary schemes were designed, based on agreed principles for Nedbank Retail, Nedbank Corporate, Nedbank Capital, and Group Support Services. The primary financial targets for the group, clusters and divisions have to be achieved for the creation of the various incentive pools. Weightings in respect of group, cluster and divisional performance, varying by level, have been included in the model to calculate the bonus pools. The weighting dedicated to the group performance varies from 80% for members of the Group Executive Committee (Group Exco) to 30% for the majority of employees on the management and non-managerial levels. The inclusion of the group weighting supports the efforts of the Group Exco to break down silo-driven behaviour and focus on groupwide performance. The balance of weightings is dedicated to cluster and/or divisional performance to support the concept of teamwork.

The calculation of bonus pools for the end of the financial year was based on the extent to which the group, clusters and divisions have achieved the financial targets agreed at the beginning of 2004. The group, cluster and divisional pools are calculated independently of one another. Distribution of these pools will then be based on individuals' performances relative to the agreed deliverables in the performance management process.

Executive target bonuses are determined according to benchmarks in the banking industry and distribution of bonuses will be based on actual performance measured against agreed financial targets in clusters, with non-financial targets being aligned with cluster, learning and development, client services and internal process objectives. Distribution of the bonus pools is based on relative individual performance, benchmarks obtained from the external market and total remuneration portfolios.

Termination arrangements for executive directors

Mr SG Morris and Dr IJ Botha left Nedcor on early retirement on 31 May 2004. Nedcor paid Mr SG Morris R802 465 as guaranteed remuneration for the period from 1 January to 31 May 2004. In addition, accrued leave days amounted to R366 198 and a severance gratuity of R960 675 was paid. Dr IJ Botha was paid R852 465 as guaranteed remuneration for the period from 1 January to 31 May 2004. In addition, he was paid R228 465 in respect of accrued leave days as well as a severance gratuity of R1 025 558.

Messrs DGS Muller and BJS Hore stepped down as board members on 6 May 2004. They remain as members of the Group Exco.

Under his termination arrangements with Nedcor, Mr Laubscher was allowed to retain his options on terms that, if not exercised by whichever was the earlier of their prescribed expiry dates and 30 June 2005, they would then lapse. The performance conditions originally applicable to the awards made in 2001, 2002, and 2003 no longer apply.

In accordance with the rules of the Nedcor Group (1994) Employee Incentive Scheme, all optionholders (whether still employed by the Nedcor Group or not) were entitled to receive an additional award of options following Nedcor's rights issue in May 2004 to compensate for the dilutive effect of that issue on pre-existing options. Details of the award made to the directors are recorded in Table 3 on pages 62 and 63.

Service contracts

Mr TA Boardman's employment is governed by a service contract, the terms of which are considered by the committee to provide a proper balance of duties and securities between the respective parties. Mr Boardman's service contract runs with effect from 10 December 2003 for a period not exceeding five years. Mr Boardman's service contract stipulates a maximum notice period of six months under most circumstances. A similar service contract was agreed at the time of the appointment of Mr MWT Brown on 17 June 2004. This service contract is effective until the executive reaches the normal retirement age and a notice period of six months is required under most circumstances.

An executive director is required to retire from the board at age 60, while a non-executive director is required to retire at age 70.

Executive directors' emoluments

Remuneration for the years ended 31 December 2004 and 31 December 2003 was as follows:

Table 1

Year to 31 December 2004

Name	Basic salary## (R000)	Retirement fund contributions (R000)	Guaranteed remuneration (R000)	Performance bonus (R000)	Special payment (R000)	Material benefits### (R000)	Termination package (R000)	Total (R000)	2004 on 2003 change (%)
MWT Brown#	751	108	859#	2 500	1 250*	605		5 214	
TA Boardman	2 762	238	3 000	4 650		1 632		9 282	285
SG Morris**	674	128	802				1 327	2 129	14
IJ Botha**	760	92	852				1 254	2 106	6
DGS Muller***	608	116	724					724	(65)
ML Ndlovu	1 517	289	1 806	1 800				3 606	105
BJS Hore***	593	113	706					706	(64)
MM Katz****	2 403	458	2 861					2 861	(5)
Total	10 068	1 542	11 610	8 950	1 250	2 237	2 581	26 628	22†

* *Special payment refers to a retention payment of R1,25 million (pretax) awarded in January 2004 and paid on 20 December 2004.*

** *SG Morris and IJ Botha left the organisation on early retirement on 31 May 2004 and their termination packages were calculated on the basis of service and leave accrual.*

*** *DGS Muller and BJS Hore stepped down as board members on 6 May 2004, but remained as members of the Group Exco. Remuneration is reported on for the period in which they were executive directors.*

**** *MM Katz was an executive director of Edward Nathan & Friedland (ENF) until 7 December 2004, but amounts pertain to period 1 January to 31 October 2004, since ENF was no longer a subsidiary of Nedcor Limited subsequent to this. He is currently still a non-executive director of Nedcor Limited.*

MWT Brown's guaranteed remuneration runs from the date of his appointment as Chief Financial Officer, which is 17 June 2004. Performance bonus and special payment refer to the full bonus accrued in the financial year.

Basic salary includes contributions to the medical aid and group life, as well as the company car/car allowance structured into the package. No additional benefits are offered to executive directors.

Refers to relocation costs incurred following the appointments.

† *Refers to total remuneration cost in respect of executive directors in service. Different directors were in service year-on-year.*

Table 2

Year to 31 December 2003

Name	Remuneration (R000)	Retirement contributions (R000)	Leave pay compensation* (R000)	Other benefits# (R000)	Guaranteed remuneration (R000)	Performance bonus*** (R000)	Total (R000)	Year-on-year change (%)
RCM Laubscher	2 407	486	116	1 929**	3 043		4 938	18
TA Boardman****	2 020	207	17	168	2 412		2 412	36
SG Morris	1 448	299	29	99	1 875		1 875	(41)
IJ Botha	1 486	272	31	203	1 992		1 992	(62)
DGS Muller	1 509	323	77	142	2 051		2 051	(37)
AA Routledge	1 533	300	29	19	1 881		1 881	(41)
ML Ndlovu	1 418	281	27	34	1 760		1 760	(43)
BJS Hore	1 568	311	38	30	1 947		1 947	(40)
MM Katz*****	2 473	483	34	33	3 023		3 023	(36)
Total	15 862	2 962	398	2 657	19 984		21 879	(33)

* *Leave pay compensation: with the alignment of employment conditions, all leave allocations for management was aligned to 15 + 10 days. Where this represented a reduction from the previous leave entitlement, compensation for loss of benefit was incorporated into the guaranteed remuneration package.*

** *Includes the termination payment of R1,567 million and leave payout of R328 436.*

*** *With effect from 2003 performance bonus payments have been aligned for disclosure purposes in this report with the year to which they relate, ie bonuses paid in respect of the 2003 financial year will be reflected in the 2003 numbers and comparative tables have been adjusted accordingly. The notes to the financial statements reflect the bonus paid in the related accounting period, ie the 2002 bonus paid during the 2003 year.*

**** *Includes backpay of R138 700 for the period 15 October to 31 December 2003, of which payment was deferred to February 2004.*

***** *MM Katz will retain his executive responsibilities for ENF, but effective 1 January 2004 will be a non-executive director for Nedcor Limited.*

Contributions towards the disability fund.

Severance arrangements for executive officers

In respect of the executive directors and other executives the following formula will apply to calculate a severance package in the event that service is terminated: two weeks' guaranteed remuneration per completed year of defined operational service with no maximum. In addition, the executive will receive the contracted one month's notice period and a two months' consultation period, during which he may/may not be required to work, unless an agreement has been reached with an executive that offers a six-month notice period.

Nedcor, as part of the alignment of conditions of employment, has implemented a new policy on retirement gratuities and the previous policy will be phased out over a period of five years. Only staff aged 55 and over, or with more than 20 years' service (at 1 April 2003), will continue to be eligible for this gratuity.

Share option grants

Long-term incentive schemes are intended to provide a reward for key staff similar to the rewards that shareholders receive for good group performance. The share schemes also intend to motivate senior employees to remain with the organisation. The amount of the long-term incentive awarded therefore depends on the most recent performance review, succession planning and overall total remuneration position. Long-term incentives should not pay out before shareholders have received the value created to which such incentives are linked.

The granting of share options (based on job level, merit and performance) is entirely at the discretion of the committee acting on recommendations from executive management. Share options are granted twice a year to new appointments and annually to existing employees on a date determined by the committee.

The current policy is that the strike price will be the ruling price at the close of trade of the Nedcor Limited ordinary shares on the JSE on the trading day immediately preceding the date of grant. Since 2001 the vesting of annual share option allocations has been linked to the achievement of predetermined financial targets. On appointment allocations are, however, linked to traditional time-based vesting principles.

Vesting criteria

The performance-based vesting criteria effective from the 2001 annual allocations are as follows:

- If the increase in compound headline earnings per share growth (excluding translation gains/losses and extraordinary items) in the performance period (three to four years) is equal to the compound rate of inflation (CPI), plus 4% per annum, 50% of any allocation will vest.
- If the increase in compound headline earnings per share growth (excluding translation gains/losses and extra-ordinary items) in the performance period (three to four years) is equal to the compound rate of inflation (CPI), plus 5% per annum, 75% of any allocation will vest.
- If the increase in compound headline earnings per share growth (excluding translation gains/losses and extra-ordinary items) in the performance period (three to four years) is equal to the compound rate of inflation (CPI), plus 6% per annum, 100% of any allocation will vest.

50% of the options granted will vest after three years from the date of grant and the balance (50%) after four years from the date of grant.

The current long-term incentive scheme is under review and it is expected that the new scheme will be implemented in 2005, subject to approval by shareholders. Although the trust deed and scheme rules make provision for either share grants or share options, with or without performance targets, the committee has agreed to the following scheme, which will initially be implemented.

The recommended new long-term incentive consists of two parts:

1 Vanilla share option scheme

Options granted to certain eligible employees, with a vesting period of three years, and a life of five years;

2 Matched Share Scheme

Employees will be able to purchase Nedcor shares, with not more than 50% of their post-tax bonus amount, which will be matched by the group after three years on condition that:

(a) employees are still in the service of the group; and

(b) the group has met the agreed performance targets over a three-year period.

4 388 300 share options were granted during 2004, of which 1 249 300 were granted in respect of new staff that joined during the period from 1 January to 31 December 2004.

In the same year 9 667 892 rights options, at the same price as rights were offered to shareholders, were granted to employees who were in possession of share options. In terms of the trust deed existing option holders were granted five new rights options for every 12 share options held on 8 April 2004. The rights options are exercisable at R45 (the issue price) and the option date was 10 May 2004. The rights options are subject to the same terms and conditions as the underlying options. The Chief Executive announced that he did not accept the rights issue grant at R45, and it was agreed that the same number of options, on the same terms and conditions, would be offered at R60 an option, which was subsequently accepted.

At 31 December 2004 there were 2 914 participants and 28 905 173 Nedcor Limited share options outstanding: 12 645 346 in respect of time-based grants, 10 051 715 performance-based (annual grants) and 6 208 112 the result of the rights issue grant linked to the underlying options.

Executive talent management process

The committee reviewed and approved a new talent management process during 2004. The executive succession process was completed in August 2004. Each executive was assessed according to specific performance criteria. The process followed was in line with Old Mutual's succession planning framework.

Non-executive directors' remuneration

The terms of engagement of the non-executive directors (other than the Chairman) cover a period of three years, as determined by the rotation requirements of the Nedcor Articles of Association. Mr CF Liebenberg was reelected as Chairman of the board in January 2004, but retired at the conclusion of the annual general meeting on 6 May 2004, at which time Mr WAM Clewlow was appointed as Chairman.

Nedcor undertakes a full assessment of the effectiveness of the board and board committees, as well as an evaluation of the Chairman of the board, which take place on an annual basis to elicit feedback from board members, ensuring constant refinement of the governance structure and responsibilities. The feedback from these evaluation processes contributes to the production of the Regulation 38(5) Report in terms of the Banks Act and addressing the state of corporate governance within the organisation.

Remuneration for non-executive members for committee membership is as follows:

Committee	Annual fee
Nedcor Limited	R70 000
Nedbank Limited	R40 000
Group Audit Committee	R65 000
Corporate Audit Committee*	R30 000
Retail Audit Committee*	R30 000
Group Finance Oversight Committee	R30 000
Group Remuneration Committee	R50 000
Group Risk Committee	R30 000
Group Credit Committee	R65 000
Directors' Affairs Committee	R40 000
Strategic Innovation Management Committee	R30 000

** The Corporate Audit Committee and the Retail Audit Committee stopped operating on 11 November 2004, and their functions were incorporated into the Group Audit Committee.*

Chairmen of committees receive double the member fees.

No increases were granted to the non-executive directors for 2004. Subject to shareholders' approval, the Group Remuneration Committee and the board approved increases in fees for two committees with effect from 1 January 2005, ie the Group Audit Committee and the Group Risk Committee, and also approved a fee payable with effect from 1 January 2005 to members of the newly formed Group Transformation and Sustainability Committee, the members of which were appointed on 11 November 2004.

Board meeting attendance is indicated under 'Enterprise governance and compliance' on page 52.

Remuneration for the years ended 31 December 2004 and 2003 was as follows:

Name	Board meeting fees R000	Committee fees R000	**2004 R000**	2003 R000
CJW Ball	110	405**	**515**	407
WAM Clewlow			**1 505**	333
BE Davison	110	75	**185**	228
N Dennis	110	61	**171**	224
B de L Figaji	110	121	**231**	174
PG Joubert				311
MJ Levett*	110	40	**150**	125
CF Liebenberg			**1 413**	2 500
JB Magwaza	110	179	**289**	160
ME Mkwanazi	110	179	**289**	210
PF Nhleko	110	27	**137**	176
TH Nyasulu	110	162	**272**	197
JVF Roberts*	110	150	**260**	214
JH Sutcliffe*	110	90	**200**	202
CML Savage	110	102	**212**	179
RG Cottrell	110	268	**378**	360
Total	1 430	1 859	**6 207**	6 000

* *Fees for Messrs Roberts, Sutcliffe and Levett are paid to Old Mutual SA Limited.*

** *Includes back payments of chairman's fees of R16 667 for the period 10 June 2003 to 31 December 2003.*

Table 3

Name	Opening balance as at Dec 2003 Number of options	Date of grant	Strike price	Options issued during 2004 Number of options	Date of grant	Strike price
BJS Hore	1 900	01/03/1994	2 650			
Stepped down 06/05/2004						
(Closing balance as at 06/05/2004)	30 000	08/11/1994	3 525			
	75 000	14/08/1998	9 875			
	100 000	01/06/1999	12 500			
	25 000	15/04/2002	12 500			
	25 000	31/03/2001	13 620			
	20 000	01/04/2003	8 800			
	276 900					
ML Ndlovu	52 700	14/08/1998	9 875			
	80 000	01/06/1999	12 500			
	25 000	15/04/2002	12 500			
	25 000	31/03/2001	13 620			
	20 000	01/04/2003	8 800			
				79 249	10/05/2004	4 500
	202 700			**79 249**		
AA Routledge*	38 500	14/08/1998	9 875			
Retired 31/12/2003						
	81 500	01/02/1998	12 280			
	50 000	01/06/1999	12 500			
	30 000	15/04/2002	12 500			
	22 500	31/03/2001	13 620			
	20 000	01/04/2003	8 800			
				67 085	10/05/2004	4 500
	242 500			**67 085**		
DGS Muller	66 600	14/08/1998	9 875			
Stepped down 06/05/2004						
(Closing balance as at 06/05/2004)	80 000	01/06/1999	12 500			
	25 000	15/04/2002	12 500			
	25 000	31/03/2001	13 620			
	20 000	01/04/2003	8 800			
	216 600					
SG Morris	55 000	15/04/2002	12 500			
Retired 31/05/2004						
(Balance as at 31/05/2004)	91 900	01/07/1999	13 600			
	30 000	31/03/2001	13 620			
	20 000	01/04/2003	8 800			
				75 791	10/05/2004	4 500
	196 900			**75 791**		
IJ Botha	135 030	01/10/1997	7 950			
Retired 31/05/2004						
(Balance as at 31/05/2004)	10 000	01/04/2003	8 800			
				60 428	10/05/2004	4 500
	145 030			**60 428**		
TA Boardman	126 200	02/07/2002	12 360			
	20 000	01/04/2003	8 800			
				250 000	11/05/2004	6 001
				60 918	10/05/2004	6 000
	146 200			**310 918**		
MWT Brown	72 800	02/07/2002	12 360			
	18 000	01/04/2003	8 800			
				20 000	11/05/2004	6 001
				80 000	10/08/2004	5 575
				37 834	10/05/2004	4 500
	90 800			**137 834**		
RCM Laubscher*	38 000	01/03/1994	2 650			
Retired 31/12/2003						
	70 000	08/11/1994	3 525			
	101 400	14/08/1998	9 875			
	110 000	01/06/1999	12 500			
	43 000	06/11/2001	13 100			
	40 600	15/04/2002	12 500			
	22 500	11/06/2003	9 400			
				161 457	10/05/2004	4 500
	425 500			**161 457**		

In accordance with the rules of the Nedcor Group (1994) Employee Incentive Scheme all optionholders (whether still employed by the Nedcor Group or not) were entitled to receive an additional award of options following Nedcor's rights issue in May 2004 to compensate for the dilutive effect of that issue on pre-existing options.

* *Disclosed in line with Old Mutual plc requirements in respect of share option allocations/rights issue allocations to past directors.*

Exercised during 2004				Closing balance as at Dec 2004				
Number of options	Date of exercise	Strike price	Gain on share options exercised	Number of options	Date of grant	Strike price	Vested	Expiry date
1 900	20/04/2004	2 650	60 610,00					
				30 000	08/11/1994	3 525	30 000	08/11/2004
				75 000	14/08/1998	9 875	75 000	14/08/2004
				100 000	01/06/1999	12 500	100 000	01/06/2005
				25 000	15/04/2002	12 500		15/04/2008
12 500	31/03/2004	13 620	Forfeited	12 500	31/03/2001	13 620		31/03/2007
				20 000	01/04/2003	8 800		01/04/2009
14 400				**262 500**			**205 000**	
52 700	14/08/2004	9 875	Lapsed					
				80 000	01/06/1999	12 500	80 000	01/06/2005
				25 000	15/04/2002	12 500		15/04/2008
12 500	31/03/2004	13 620	Forfeited	12 500	31/03/2001	13 620		31/03/2007
				20 000	01/04/2003	8 800		01/04/2009
55 291	06/08/2004	4 500	557 245,20	23 958	10/05/2004	4 500		As above
120 491				**161 458**			**80 000**	
38 500	14/08/2004	9 875	Lapsed					
81 500	01/02/2004	12 280	Lapsed					
				50 000	01/06/1999	12 500	50 000	01/06/2005
				30 000	15/04/2002	12 500	30 000	01/07/2005
				22 500	31/03/2001	13 620	22 500	01/07/2005
				20 000	01/04/2003	8 800	20 000	01/07/2005
67 085	10/08/2004	4 500	721 163,75					
187 085				**122 500**			**122 500**	
				66 600	14/08/1998	9 875	66 600	14/08/2004
				80 000	01/06/1999	12 500	80 000	01/06/2005
				25 000	15/04/2002	12 500		15/04/2008
12 500	31/03/2004	13 620	Forfeited	12 500	31/03/2001	13 620		31/03/2007
				20 000	01/04/2003	8 800		01/04/2009
12 500				**204 100**			**146 600**	
				55 000	15/04/2002	12 500	55 000	01/12/2005
				91 900	01/07/1999	13 600	91 900	01/07/2005
15 000	31/03/2004	13 620	Forfeited	15 000	31/03/2001	13 620	15 000	01/12/2005
				20 000	01/04/2003	8 800	20 000	01/12/2005
				75 791	10/05/2004	4 500	75 791	As above
15 000				**257 691**			**257 691**	
				135 030	01/10/1997	7 950	135 030	26/08/2005
				10 000	01/04/2003	8 800	10 000	01/12/2005
56 262	10/05/2004	4 500	873 784,54	4 166	10/05/2004	4 500	4 166	As above
56 262				**149 196**			**149 196**	
				126 200	02/07/2002	12 360		02/07/2008
				20 000	01/04/2003	8 800		01/04/2009
				250 000	11/05/2004	6 001		11/05/2010
				60 918	10/05/2004	6 000		As above
				457 118				
				72 800	02/07/2002	12 360		02/07/2008
				18 000	01/04/2003	8 800		01/04/2009
				20 000	11/05/2004	6 001		11/05/2010
				80 000	10/08/2004	5 575		10/08/2010
				37 834	10/05/2004	4 500		As above
				228 634				
38 000	27/02/2004	2 650	1 297 756,00					
70 000	08/11/2004	3 525	2 720 063,18					
101 400	14/08/2004	9 875	Lapsed					
				110 000	01/06/1999	12 500	110 000	01/06/2005
				43 000	06/11/2001	13 100	43 000	01/07/2005
				40 600	15/04/2002	12 500	40 600	01/07/2005
				22 500	11/06/2003	9 400	22 500	01/07/2005
29 165	08/11/2004	4 500	Sold with 70 000 options above	90 041	10/05/2004	4 500	90 041	As above
42 251	13/08/2004	4 500	446 725,75					
280 816				**306 141**			**306 141**	

Risk management report

Risk management

An organisational standpoint in respect of risk management

Effective risk management is driven by a strong risk management culture. This culture is based on a fundamental and philosophical core that guides the overall approach to risk, which entails an understanding of what risks to take, the desired risk appetite in exchange for a desired return and policy guidelines that support and govern the risks of the enterprise. The culture also sets the tone throughout the businesses to practise the right risk behaviour consistently. Such an approach is constant and positive throughout good times and bad. The strong risk culture helps to create an enlightened organisation that takes a more proactive business stance, exploiting risk opportunities, but always understanding, evaluating and reconsidering the parameters of the underlying risks and realising that there is always an alignment between business and revenue ambitions within a tolerance for risk.

Therefore the cornerstone of our risk management approach is the strong risk culture that is propagated and supported by a partnership between risk management professionals and business divisions.

Our strong risk culture will assist in entrenching our groupwide portfolio management techniques, some of which are currently undergoing major enhancement, so that risk-reward profiles are optimised to attain a more efficient attribution of capital.

A structure of board and risk management committees provides oversight of the risk management processes across the entire risk universe of the organisation, supported by the group risk function under the leadership of the Group Chief Risk Officer.

Group Risk Division Structure



Chief Risk Officer (CRO) Philip Wessels
Group Enterprise-wide Risk Management Head: Alan Faber
Basel II and Group Capital Management* Head: Trevor Adams
Group Credit Risk Head: René van Wyk/ Irena Willman
Group Market and Trading Risk Control Head: Anny Pachyannis-Alman
Group Operational Risk Head: Conrad Theron
Economic Capital and Risk-adjusted Performance Measurement (RAPM) Trevor Browse
Credit Methodology and Ratings John Wright
Credit Portfolio Model James Bernstein
Group Credit Risk Monitoring Unit Irena Willman
Independent Credit Executives John Smale/Chris Vietri
Group Market Risk Monitoring Alan Dunn
Trading Market Risk and Technology Albertus Bekker
Trading Credit Risk Control Vusi Dladla
Risk Advisory and Support Services Les Campbell
Innovation Lorelle Lundall
* Dual reporting line to Chief Financial Officer for Group Capital Management
Management Services Head: Peter Hibbit
Finance and Administration Head: Tim Fearnhead
Human Resources (HR) Head: Mike Burnell
Group Enterprise Governance and Compliance** Head: Selby Baqwa
Group Internal Audit*** Head: Terry Lamont-Smith
NFPS/Money Laundering Nick Jacobs
Exchange Control Peter Brown
Group Legal Willem Kruger
Corporate Insurance Philip Kaye
Group Internal Audit and Risk HR Shamelle Maharaj
Management Services HR Karen Roux
Senior Legal Analyst Seef Botha
Group Cluster Compliance Officers Various
Audit Operations: Nedbank Capital, Nedbank Corporate, Wealth Management, Africa and Other Ferdie Pieterse
Audit Operations: Nedbank Retail, Branch, IT and Project Governance Audit Deon Pienaar
Audit Services Kurt Diederick
** Direct reporting line to Chief Executive and Directors' Affairs Committee
*** Dotted reporting line to CRO and direct reporting line to Group Audit Committee

The primary focus of the group risk management function is to provide shareholders with value, and support the board through leadership of the strategic management of enterprise-wide risks.

Its primary areas of strategic focus are:

- shaping, influencing the understanding of risk and enhancing the communication of risk and risk appetite; and
- ensuring that there is an alignment between risk appetite and business strategies and that an acceptable level of investment is made to enhance capabilities to improve the measurement, analytics, understanding, management and monitoring of risks as well as the responsiveness of key risk processes.

The Group Chief Risk Officer provides strategic leadership and key support to the various risk committees, and is responsible for driving the following priorities:

- keeping the board and executive management informed of major risks being assumed by or potentially facing the group;
- maintaining an integrated enterprise-wide risk measurement, management, monitoring and reporting framework as well as appropriate underlying functional organisational structures to give effect to enterprise-wide risk management and independent risk monitoring;
- working closely with business units to ensure that they identify, measure, understand, mitigate and monitor risks;
- ensuring that comprehensive risk assessment and approval processes are put in place, including the ongoing development and implementation of enterprise-wide risk policies, methodologies and procedures;

and, increasingly, as the organisational portfolio management and capital measurement and attribution capability is enhanced:

- improving risk policies, guidelines and prudential risk limits to ensure an acceptable risk diversification and optimisation of risk-return on a portfolio as well as a transaction basis.

Enterprise-wide Risk Management Framework (ERMF)

Enterprise-wide risk management is essentially about effectively and holistically integrating and embedding risk management strategies and practices across an organisation's risk universe.

Creating shareholder value is the overriding business objective of the Nedcor Group.

Risk is similarly an integral component and driver of our success in achieving this business objective. We do not, however, look to avoid risk or shy away from it, but rather understand it, embrace it, manage it effectively and measure it in the context of an appropriately recognised reward system that should derive its approach to risk management and control from a 'shareholder value' perspective.

In that sense Nedcor's risk process covers a much broader range than the narrowly defined traditional risk categories and specifically includes strategic risk and the enterprise-wide risk management concept.

As a banking group, Nedcor's core activity is risk taking, and accordingly risk management needs to be a core competency.

In today's volatile and competitive corporate environment, risk management and control has become a critically important process for boards of directors as well as for all levels of management.



Nedcor's broad risk management objectives
Protect against unforeseen losses
Ensure earnings stability
Maximise earnings potential and opportunities
Enhanced credit ratings and depositors, analysts, investors and regulators' perceptions
Maximised share price and stakeholder protection
Enhanced shareholder value

Business risk arises as much from the likelihood that something good will not happen as it does from the threat that something bad will happen.

Risk management is **not** risk avoidance.

The fundamental enterprise-wide risk management principles of the group are as follows:

- an enterprise-wide view of risk;
- business unit management accountability;
- risks aligned to strategic and business objectives;
- clear risk parameters for the group;
- use of appropriate technologies;
- objective risk control and independent assurance to the board;
- a culture of risk awareness;
- consistent and transparent reporting and escalation procedures; and
- reputation protection.

Nedcor's ERMF, introduced in 2003, was designed to achieve the above and is in accordance with:

- best risk management practice locally and internationally;
- the requirements of the new Basel II Accord;
- the Code of Corporate Practice and Conduct [King Report on Corporate Governance (King II)];
- the Combined Code on Corporate Governance, the Smith Guidance, the Turnbull Guidance and Higgs' Suggestions for Good Practice; and
- the Banks Act Regulations and other key financial services legislation.

While coming off a theoretical base, the ERMF has been created to be practical and efficient, with substance prevailing over theoretical form. It is aligned with the above risk management principles developed in conjunction with Old Mutual plc's risk management framework.

Nedcor's ERMF will continue to be developed and enhanced, in conjunction with our Basel II Programme (refer to Capital Management and Basel II section), to achieve:

- a proper, scientifically based Risk Appetite Framework;
- integrated risk management and financial reporting systems and data management;
- a consistent risk measurement methodology (via economic capital implementation);
- a common risk language and culture;
- reliable, consolidated risk measurement and portfolio analysis; and
- compliance with regulations and other governance requirements.

In July 2003 a vision and strategic approach was finalised not only to achieve Basel II compliance for Nedcor, but also to elevate its risk management, capital management and performance measurement to industry best-practice level.

This approach involves building advanced risk measurement, risk management and capital management capabilities, leveraging off the significant investment in our Basel II Programme. The approach also incorporates the comprehensive implementation of enterprise-wide risk management in Nedcor, as discussed above.

During 2004, and to cater for the largely restructured business model under the Chief Executive, the ERMF required a major revision and update to achieve full risk coverage. A significant inclusion in this body of work was the development and implementation of an enterprise-wide set of group risk policies, which align with policies and principles established by Old Mutual and clarify group policy in respect of those major risk areas outlined in Nedcor's risk universe.

Nedcor's ERMF includes graphical depictions in the form of detailed roadmaps that define the 17 categories of its risk universe and comprise what is now commonly known as Nedcor's three layers of defence:

- layer 1 – the enterprise-wide management forums and responsibilities;
- layer 2 – the risk management and corporate governance committee structures; and
- layer 3 – executive management responsibilities by risk area.

A summarised version of layers 1, 2 and 3 is depicted on page 69.

Credit risk

Credit risk is the risk that an asset, in the form of a monetary claim against a counterparty, may not result in a cash receipt (or equivalent) in accordance with the terms of the contract. Credit risk in Nedcor arises mainly from various forms of lending, but also from guarantees and unutilised irrevocable credit commitments. Furthermore, credit risk includes credit risk in derivatives, country risk and settlement risk.

Our credit risk management approach goes through an integrated set of measurements, policies and processes that operate in tandem and provide an ongoing 'risk wrap' for the group's strategies, business planning and risk assumption aspirations. It is also an integral part of our business units' tactical day-to-day credit risk management operations.

Each element of our credit risk management is supported by formally articulated target measures of performance. Credit portfolio measurement methodologies are being rapidly developed into target credit risk-adjusted measures of risk. Credit policy and procedure guidelines are evolving in line with these enhancements.

The maintenance of our desired credit management standards and the consistency of their application across the diverse businesses in our group are communicated, coordinated and monitored on a groupwide basis by the Group Credit Risk Monitoring Unit. However, an essential part of our organisational credit risk culture and practice is that accountability for credit portfolio quality and its underlying credit risk management, throughout the entire credit risk process chain, clearly vests with individual business units.

Although credit risk management is increasingly being integrated into our group credit portfolio procedures, key credit control and monitoring activities ensure that the independence and integrity of the credit risk methodologies and approaches are entrenched.

Key credit control and monitoring processes that were enhanced during 2004

- **Credit policies and procedures**
  The definitions of the key elements of the groupwide policies and procedures guidelines were updated and divisional policies and procedures were subsequently similarly aligned to the central policies. This drives a consistency in approach for key credit policy issues and required practices, but also allows our divisions the flexibility to formulate their own business-specific credit guidelines within a centrally agreed framework and reporting protocol. A formal annual review process had been introduced to ensure that the group's credit policies and procedures continue to be relevant as part of a dynamic process of change and therefore aligned with new methodologies and changes in risk tolerance.

- **Credit risk ratings**
  Our internal 'NGR' 25-point credit risk ratings master scale, developed under the Basel II Programme, is increasingly becoming the centrepiece of our credit risk strategy formulation, management, control and monitoring approaches.

  These measurements of credit risk are already driving differentiated credit policies and procedures and will more accurately determine an appropriate risk appetite, the frequency and depth of reviews as well as credit approval mandates, to name a few impacts.

- **Credit portfolio analysis and reporting**
  Divisional credit portfolio reviews have been considerably enhanced in a phased-improvement project. There is consistency in measurement and reporting standards and an early and proactive focus on those components of credit risk that are showing signs of weakness. Overall, there is a better understanding of the different aspects and levels of credit risk within the varying credit portfolios of our group's operations following an improvement in the underlying metrics and analytics.

  This is reflected in the improved quality of reporting to the Group Credit Committee. Executive management, Board and Risk Committee members are now able rapidly to assimilate key areas of credit risk change and weakness as well as business unit tactical responses to these trends and issues.

- **Prudential risk limits**
  Prudential risk limits are generally in place so that we do not become overexposed to any one borrower or related borrowers, country, industry, industry subsector or regional/geographic area. These risk limits will become more relevant as and when they are enhanced. Different and more meaningful risk characterisations, deeper data series and new measures of credit risk are becoming more reliable and are giving rise to a better knowledge of concentrations and correlated portfolios against which risk appetite measures can be defined.

Credit risk mitigation

We encourage our business units to diversify their credit portfolios. Broadly defined concentration limits and/or expressions of risk appetite currently regulate the potential of overexposures.

Problematic credit exposures are singled out for early intervention by specialised units within each of the business clusters. These workout experts respond proactively to remedy or mitigate developing credit weaknesses, whereas others handle the management and collection of impaired advances in the most efficient and cost-effective manner.

The use of credit derivatives and/or the selling down of exposures, in cases where the obligor risk-reward profiles and borrower credit risk ratings no longer meet our objectives, will increasingly become part of our array of credit risk mitigation techniques.

Credit portfolios review (based on current credit risk rating methodologies)

Each advance is classified into one of the following categories:

Category	Definition
(i) Standard (or current)	Items that are fully current, the continued repayment of which are without doubt and for which full repayment is expected.
(ii) Special mention	Items that are subject to conditions that, if left uncorrected, could raise concerns about timely and full repayment and, as such, require more than normal attention.
(iii) Substandard	Items showing weaknesses that could lead to probable loss, if not corrected, or in respect of which full repayment is in doubt owing to the primary sources of repayment being insufficient.
(iv) Doubtful	Items that exhibit all the weaknesses inherent in items classified as substandard, with the added characteristic that the items are not adequately secured.
(v) Loss	Items that are considered uncollectable and of such little value that the items should no longer be included in advances.

Advances per risk classification of total advances


(%)
3,0
2,5
2,0
1,5
1,0
0,5
0
2,5%
1,8%
1,3%
1,1%
Dec 02
Jun 03
Dec 03
Jun 04
Dec 04
— Special mention
— Substandard
— Doubtful
— Loss

Gross NPLs as a % of total loans and advances


4,7
4,5
4,0
3,9
3,3
123 856
156 209
201 415
217 404
227 707
00
01
02
03
04
☐ Total advances (Rm)
— NPL of total advances (%)

Summarised roadmap of Nedcor's Enterprise-wide Risk Management Framework

NEDCOR

Listening Understanding Delivering

ide Risk Management Framework

risk	Market risk		Information technology risk	Credit risk	Compliance risk	Strategic risk	Reputational risk	Social and environmental risk	People risk
cy ment al based) EVA) ments	Trading: – Price – Foreign exchange (currency) – Equity – Commodity – Credit spread – Volatility Derivatives Hedging *Integrated trading risks* Model risk concentration	Interest rate risk (including forex) in the *banking book* ALM	Systems – Capacity – Competitiveness – Availability Information security E-commerce Disaster Recovery Technological innovation IT alignment with group strategy IT capex spend and control Project control and management	Lending Placement Counterparty Settlement Collateral Industry Derivatives replacement Issuer Sovereign Concentration Large exposures Provisioning NPLs Problem advances NPAs Reporting	External laws and regulations Non-statutory industry rules Internal policies and authority levels Money laundering Illegal ads Exchange control Regulatory reporting National Payment System Capital adequacy Personal account trading Insider trading	Strategic process Organisational structure Environment: Industry, political, economic, government competitive and regulatory factors Brand Marketing and communications Planning Client focus Innovation Alliances	All risks Communications Stakeholder relations Disclosure Ethics Corporate governance Outsourcing services Fiduciary relationships Directors' responsibilities Alliances' corporate governance	Social responsibility Stakeholder engagement Organisational integrity *Safety and health* HIV/Aids The environment Societal and transformation Social investment Triple bottomline	Human capital incentives Employment equity Employment practices *Attract/Retain skills* Culture and structures Benefit funds and trustees' responsibilities

nagement forums and responsibilities

Clewlow (non-executive director)

- rate Governance d Compliance — SAM Baqwa
- Chief Executive — TA Boardman
- Company Secretary — GS Nienaber
- Group Executive Committee (Group Exco) — *Chairman: TA Boardman*
- up Compliance — K Moodley
- Chief Financial Officer — MWT Brown
- Group Risk Division Chief Risk Officer — PA Wessels
- l
- Enterprise-wide Risk — AP Faber
- Group Operational Risk — C Theron
- Group Credit Risk Monitoring — I Willman/R van Wyk
- Group Market and Trading Risk Control — AM Pachyannis-Alman
- Group Credit Risk Executives — Cape based: C Vietri; Durban-based: J Smale

Nedcor's parent company – Old Mutual plc

Key regulatory bodies and outside councils

South African Reserve Bank

Financial Services Board

JSE Securities Exchange South Africa

Microfinance Regulatory Council
Banking Council of South Africa

External auditors

Deloitte & Touche

KPMG

rate governance committee structure

risk	Market risk		Information technology risk	Credit risk	Compliance risk	Strategic risk		Reputational risk	Social and environmental risk	People risk
			Board Strategic Innovation Management Committee (Board SIMCO) Chair: ME Mkwanazi	**Group Credit Committee (GCC)** Chair: CJW Ball	**Directors' Affairs Committee** Chair: WAM Clewlow				**Group Transformation and Sustainability Committee** Chair: JB Magwaza	**Group Remuneration Committee (REMCO)** Chair: JB Magwaza
sk Committee (Group ALCO) Derivatives Committee) n			**Executive Strategic Innovation Committee (Exec SIMCO)** Chair: TA Boardman	**Divisional Credit Committees (DCCs)** – Corporate Banking – Africa – Sovereign and Financial Institutions – Property Finance – Business Banking – Capital Markets – Nedbank Retail	**Operational Risk Committees (Orcos)**	**Group Executive Committee (Group Exco)** Chair: TA Boardman			**Group Corporate Citizenship Committee** Chair: SAM Baqwa Refer Enterprise-wide Corporate Governance Management Implementation Framework	**Group Human Resources Committee** Chair: DGS Muller
	Nedbank Capital Investment Committee Chair: B Kennedy		**Innovation Governance Committee** Chair: LM de Villiers			**Strategic Recovery and Turnaround Office** Chair: BJS Hore	**Corporate Governance Management Committee** Chair: SAM Baqwa Refer Enterprise-wide Corporate Governance Management Implementation Framework			
apital agement mmittee MWT Brown	**Property Investment Committee** Chair: FM Berkeley					**Transformation Committee** *Chair: NV Fakude*				
gers and uisitions mmittee JR Bestbier	**Africa Subs-Investment Committee** Chair: K Hudson		**Project Steering Committee** Chair: LM de Villiers	**Imperial Bank Board Risk Committee** Chair: CJW Ball						

nent responsibilities by risk area

al	Market risk		Information technology risk	Credit risk	Compliance risk	Strategic risk	Reputational risk	Social and environmental risk	People risk
l Officer apital ent	Head of Trading and Market Risk	Head of Group ALM	Technology operations and divisional IT heads	Heads of credit risk	Compliance and legal officers	Executive directors and business unit divisional directors		Corporate Governance Unit	Head of Group HR and divisional heads of HR

direct divisional management responsibility (ii) groupwide management responsibility (iii) advisory capital only or (iv) no responsibility/not applicable.

Summarised roadmap of Nedcor's Enterprise-w

RISK UNIVERSE

THE KEY RISKS	Accounting and taxation risk	Enterprise-wide risk	Operational risk	Investment risk	Insurance and assurance risks	New business risk	Liquidity risk	Capital
KEY ASPECTS OF THE KEY RISKS	Accounting standards – Impact (eg AC133) – Compliance Management information Cost/Budget control Off-balance sheet activities Forex transaction and transactions Tax strategy Tax compliance Preference share capacity	Enterprise-wide risk management Basel Capital Accord (Basel II) Consolidated supervision Portfolio concentrations Risk management strategy Board education Risk policies and authority levels Regulatory liaison and requirements	Risk of loss from: – Processes – People – Systems – External events Internal controls policies and procedures Legal risk Integration risk Business continuity Fraud Security Outsourcing Professional liability	Private equity Private property Debt investment Underwriting share issues Investment exposures intragroup	Group insurance – internal (Fidelity, PI, Electronic and computer crime, directors and officers' liability, assets, benefit funds and trustees) Reinsurance (short-term and life) Underwriting claims Investments (policyholders)	New products New business Structuring solutions (internal and external) involving non-vanilla transactions Non-vanilla new products Product management	Funding Cash flow management Concentrations Transfer pricing Market liquidity Prudential liquidity	Capital adequa Capital manag Economic capit allocation (risk Pricing for risk measurement (PIPs Acquisitions Strategic invest

Layer 1

The enterprise-wide risk ma

The **board of directors** is ultimately responsible for all risks in the group. The board is assisted by board subcommittees.

The **Group Audit, Risk and Directors' Affairs Committees and Group Exco** are the non-executive and executive directors' forums respectively responsible for ensuring that an enterprise-wide risk management philosophy and process is implemented and maintained.

The **Group Chief Risk Officer** reports to the Chief Executive who has ultimate, individual responsibility for risk.

The **Group Risk Division** is independent of the operational business units.

Nedcor Board of Directors Chairman: WAM

- **Credit Committee** – Chair: CJW Ball
- **Group Audit Committee** – Chair: RG Cottrell
- **Group Risk Committee** – Chair: MM Katz
- **Directors' Affairs Committee** – Chair: WAM Clewlow
- **Corp an**

Gro

- **Group Internal Audit** – TP Lamont-Smith
- **Management Services Division** – PCW Hibbit
- **Basel II and Capit Management** – TP Adams

Layer 2

Risk management and corpo

THE KEY RISKS	Accounting and taxation risk	Enterprise-wide risk	Operational risk	Investment risk	Insurance and assurance risk	New-business risk	Liquidity risk	Capital
Group Finance Oversight Committee Chair: CJW Ball **Board committees** (Non-executive directors and non-executive members)	**Group Audit Committee** Chair: RG Cottrell	**Group Risk Committee** Chair: MM Katz						

Group executive committees
(Executive directors and senior management)
(All executive committees are subcommittees of Group Exco but also report into the relevant board committees)

Accounting and taxation risk:
- **Executive Taxation Committee** – Chair: MWT Brown
- **Imperial Bank Audit Committee** – Chair: RG Cottrell
- **Cluster Exco Committee** – Chair: MWT Brown

Enterprise-wide risk:
- **Group Exco** – Chair: TA Boardman
- **Basel II Steering Committee** – Chair: PA Wessels

Operational Risk Committees (Orcos)
- **Nedbank Corporate** – Chair: GW Dempster
- **Nedbank Capital** – Chair: B Kennedy
- **Group Technology and Support Services** – Chair: LM de Villiers
- **Nedbank Retail** – Chair: RA Shuter
- **Group Finance** – Chair: MWT Brown
- **Group Human Resources** – Chair: DGS Muller
- **Group Risk** – Chair: PA Wessels
- **Group Strategy and Corporate Affairs** – Chair: NV Fakude
- **Cluster Technical Forums** – Nedbank Corporate, Nedbank Capital and Nedbank Retail

Group Asset and Liability and Executive Ri (Incorporates Group Trading Risk and
Chair: MWT Brov

Refer Group Market Risk Framework for details (includes capital risk and balance sheet restructuring)

Ma Co Chair:

Me Acc Co Chair:

Layer 3

The executive manager

THE KEY RISKS	Accounting and taxation risk	Enterprise-wide risk	Operational risk	Investment risk	Insurance and assurance risk	New business risk	Liquidity risk	Capi risk
Individual responsibilities	Heads of finance, tax and support finances	Group Chief Risk Officer and divisional heads of risk	Heads of operational risk	Head of private equity	Heads of functions, chief investment officers	Heads of new-business (group and divisions)	Head of Group ALM	Chief Financi Head of C Manager
Operations	In the full scope layer 3 roadmap individual heads of clusters/divisions/business units/service functions are identified and formalised as responsible for specific risk(s) as relevant to their area. Responsibilities are specified as (i)							

More representative credit risk calibrations (which also drive treatment strategies, credit process reengineering and management information system improvement projects), including the phased deliverables of enhanced credit systems capabilities, have assisted more focused credit risk management and central monitoring across the credit process chain in all our businesses. More appropriate credit policies, changed organisational credit structures and technology-assisted processes, aided by a sustained period of low interest rates, have facilitated improvements in impaired debtor collection and recovery outcomes, particularly in Nedbank Retail.

All our credit portfolios across the group are in a better condition, risk-graded through more consistent credit risk recognition methodologies and adequately provisioned at the earliest evidence of potential impairment, generally 91 days in arrears. Additionally, the underlying credit and accounting valuation policies and methodologies give rise to mandatory recalculation of recovery rates, based on more conservative collateral valuations.

Market risk

Market risk is the potential impact on earnings of unfavourable changes in foreign exchange rates, interest rates, prices, market volatilities and liquidity. Market risk includes trading risk, derivative instruments used for hedging risk in non-trading portfolios, investment risk, exchange rate risk and interest rate risk in the banking book. Investment risk arises from changes in the fair value of investments and includes private equity, property and strategic investments.

A comprehensive groupwide Market Risk Framework has been designed and implemented to support and assist the board in its responsibility to oversee that market risks are identified, understood, monitored, reported and managed.

Governance structures are in place to achieve effective independent monitoring of market risk via:

- an independent function within Group Risk Division, namely Group Market and Trading Risk Control, which is centralised and monitors all market risk – this is a specialist risk area that provides an independent oversight of market risk in terms of identifying, measuring, analysing, monitoring and reporting, as well as ensuring that appropriate controls are in place to manage market risk; and
- a committee structure incorporating executive committees of the Group Asset and Liability and Executive Risk Committee (Group ALCO) and Group Executive Committee (Group Exco) as well as a board committee (Group Risk Committee).

The independent market risk monitoring process is supported by a comprehensive reporting framework that creates communication channels between independent group risk functions and operating divisions, as well as executive and board committees. The board has approved a market risk limit, which includes banking book and trading book of 5% of capital and reserves, 2% of which represents the trading risk limit. Group Market and Trading Risk Control reports on market risk at all levels and is instrumental in ensuring that market risk limits are compatible with a level of risk acceptable to the board, and has also played a major role in a number of new developments, including:

- implementation of economic capital for trading market risk, balance sheet risk and private equity;
- ongoing review of groupwide derivatives usage and the effectiveness of derivative hedges;
- centralisation of the investment risk monitoring function, with appropriate policies and reporting;
- monitoring of risk on a number of balance sheet portfolios on a mark-to-market basis, including subordinated debt and statutory liquid assets; and
- implementation of new risk technology to facilitate compliance with Basel II.

Market risk management processes and methodologies are benchmarked against best practice on an ongoing basis. Enhancements are assessed and implemented in consultation with the operating divisions. The most recent benchmarking exercise (undertaken by Mercer Oliver Wyman) was favourable and indicated that economic capital was the main area where enhancements were required. Workstreams have been initiated and will be progressed during 2005.

Market risk associated with trading activities is a result of transactions in foreign exchange, interest rate, equity and commodity markets. Instruments actively deployed are spot and forward exchange contracts, interest rate swaps, forward rate agreements, bonds, bond options, equities and equity derivatives. Currency options, commodities and commodity derivatives are traded on a limited basis.

Market risk exposures for trading activities are measured using sensitivity analysis, value-at-risk (VaR) and stress-scenario analysis. Nedcor's current limit structure is based on sensitivity analysis that measures the impact on earnings of specified moves in interest rates, prices, exchange rates and market volatilities. This method of risk exposure measurement is conservative, as all market factors are assumed to move adversely at the same time. For the year ended 31 December 2004 the market risk exposure was 0,34% and 0,67% of Nedcor's capital and reserves for the trading and banking book respectively.

The VaR risk measure estimates the potential loss in pretax profit over a given holding period for a specified confidence level. The VaR methodology is a statistically defined, probability-based approach that takes into account market volatilities as well as risk diversification by recognising offsetting positions and correlations between products and markets. Risks can be measured consistently across all markets and products, and risk measures can be aggregated to arrive at a single risk number. The one-day 99% VaR number used by Nedcor represents the overnight loss that has less than 1% chance of occurring under normal market conditions.

VaR methodologies employed to calculate daily risk numbers include the historical and variance-covariance approaches. In addition to these two methodologies, Monte Carlo simulations are applied to

Rm	Historical VaR (one-day, 99%) by risk type Average	Minimum	Maximum	Year-end
For the year ended 31 December 2004				
Foreign exchange	**1,3**	**0,1**	**5,7**	**1,2**
Interest rate	**7,5**	**4,9**	**18,0**	**7,1**
Equity products	**12,3**	**4,0**	**23,2**	**16,5**
Diversification	**(7,0)**			**(8,3)**
Total VaR exposure	**14,1**	**9,6**	**33,3**	**16,5**
Sensitivity exposure	**72,4**	**33,7**	**117,0**	**97,7**
For the year ended 31 December 2003				
Foreign exchange	1,7	0,4	5,9	2,1
Interest rate	15,9	9,3	27,0	19,2
Equity products	6,1	2,4	15,3	9,9
Diversification	(8,2)			(11,8)
Total VaR exposure	15,5	8,1	25,4	19,4
Sensitivity exposure	45,2	17,1	79,8	63,9

The monitoring of trading credit risk exposures within Nedcor includes a total risk exposure measure, made up of current market value plus potential future exposure. Monte Carlo simulations are used to calculate potential future exposure. In terms of active management of credit risk there is continued emphasis on the use of credit mitigation strategies such as netting and collateralisation of exposures. These strategies have been particularly effective in situations where there has been a high risk of default.

The credit equivalent exposure of derivative financial instruments (ie total risk exposure estimate as per regulatory requirement) as at 31 December 2004 is reflected in the following tables:

Rm	Nominal value	Replacement value	Credit equivalent exposure
2004			
Foreign exchange contracts			
Less than one year	**131 461**	**9 138**	**10 453**
One to five years	**6 911**	**1 284**	**1 630**
Beyond five years	**915**	**271**	**317**
Interest rate contracts			
Less than one year	**278 008**	**1 170**	**1 170**
One to five years	**187 305**	**6 763**	**7 699**
Beyond five years	**82 419**	**5 071**	**5 483**
Equity derivatives			
Less than one year	**5 809**	**1 834**	**1 892**
One to five years	**9 205**	**2 029**	**2 489**
Beyond five years	**21 702**	**–**	**1 085**
Total	**723 735**	**27 560**	**32 218**
2003			
Foreign exchange contracts			
Less than one year	178 939	7 425	9 214
One to five years	9 869	3 694	4 187
Beyond five years	3 637	2 463	2 645
Interest rate contracts			
Less than one year	252 719	933	846
One to five years	230 860	6 124	7 113
Beyond five years	79 446	5 185	5 582
Equity derivatives			
Less than one year	8 689	1 881	1 968
One to five years	3 686	791	975
Total	767 845	28 496	32 530

the various portfolios on a monthly basis to determine potential future exposure. Trading risk reserves are then created as a function of potential future exposure as well as empirical risk evidence.

While VaR captures Nedcor's exposure under normal market conditions, scenario analysis and, in particular, stress-testing are used to add insight into the possible outcomes under abnormal market conditions. Nedcor uses a number of stress scenarios to measure the impact on portfolio values of extreme moves in markets, based on historical experience as well as hypothetical scenarios. The stress-test methodology assumes that all market factors move adversely at the same time and that no actions are taken during the stress events to mitigate risk, reflecting the decreased liquidity that frequently accompanies market shocks.

Group Asset and Liability and Executive Risk Committee (Group ALCO)

Group ALCO is a subcommittee of the Group Exco. The responsibility of Group ALCO has been extended and now covers the following:

- liquidity risk;
- interest rate risk, both local and foreign;
- foreign exchange risk, including currency translation risk;
- trading market risk;
- market risk on financial instruments used for purposes other than trading (for example balance sheet hedges);
- investment risk; and
- capital risk.

Group ALCO executes its responsibilities by:

- establishing, implementing and continuously enhancing policies, limits and guidelines to manage the above risks, recognising the strategic objectives of the group;
- ensuring compliance with statutory and regulatory requirements in respect of the above risks;
- ensuring that the accountability for the management of risk is clearly defined;
- ensuring that all risks are clearly identified, understood and managed;
- ensuring that the group's risk management systems and methodologies are appropriate and that the individuals responsible for managing risk have the required knowledge, expertise and experience;
- establishing and maintaining an independent risk monitoring function; and
- reviewing the appropriateness and effectiveness of the Market Risk Framework.

Group ALCO's capital management responsibilities include:

- notional allocation of risk capital to operating units;
- investment term of capital;
- determination of capital hurdle rates for transaction pricing;
- capital adequacy in terms of regulatory requirements;
- the structure of the group's capital; and
- capital planning.

Group ALCO reports to the Group Risk Committee of the board of directors on all policy, risk limit and associated issues.

Group Asset and Liability Management (ALM)

Considerable progress was made during the course of the year in upgrading the ability of the organisation to manage the balance sheet effectively through the ongoing identification of unwanted risk, together with effective hedging strategies. Of particular significance this year was the successful hedging of the Ned1 and Ned2 subordinated debt, better management of the risk inherent in the issue of fixed-rate term funding deposits and the reduction of the risk associated with the capital held offshore.

Good progress was made with the implementation of a modern and more appropriate funds transfer pricing (FTP) methodology that enables the centralisation of interest rate risk to a balance sheet management centre, which monitors the interest rate risk being generated by the various clusters and executes hedges through a dedicated ALM desk housed in Treasury. While considerable use of derivative instruments has been made to reduce unwanted risk, natural offsetting transactions on the balance sheet are also used, where possible. Hedging activities include the ongoing management of the bank's statutory liquid assets.

The FTP methodology aligns with the profitability measurement project, which combines FTP, AJTP and capital allocation to allow more correct measurement of the businesses housed in the clusters. The initial project makes use of capital required under Basel I as a measure, but prepares the organisation for risk-adjusted profitability measurement under Basel II and ultimately will use the bank's economic capital allocation model.

A new capital management team is being formed to ensure this ongoing improvement in capital management and to enable the bank to cope with a more demanding environment under Basel II and economic capital (E Cap).

Liquidity risk management was further improved with the introduction of additional stress tests and improved information on cash flows across the business.

The creation of a centralised funding desk in Treasury, which controls all non-rand currency flows, has further enhanced the bank's liquidity and interest rate management and ensured optional funding from a cost perspective.

The margin management function of Group ALM has improved the bank's ability to understand the margin dynamic and to develop appropriate strategies to ensure that the net interest income is optimised.

Operational risk

Operational risk is defined as the risk of loss resulting from inadequate and/or

failed internal processes, people and systems or from external events. This definition includes legal risk.

The Nedcor Group is firmly committed to instil a strong operational risk management culture in the organisation that is characterised by the following:
- sound risk governance structures;
- risk-adjusted performance measures;
- clear accountabilities with respect to risk management;
- an appropriate technology infrastructure that enables the identification, measurement, management and monitoring of operational risk in the business; and
- staff skilled in the assessment and management of operational risk.

Stakeholders and subject matter experts have been consulted to confirm that business solutions being implemented meet not only regulatory requirements, but also the needs of the user community in the most effective manner. One of the key delivery mechanisms in this regard is the Group Operational Risk Forum. In this forum proposed business solutions are evaluated and project deliverables are monitored to build or enhance the Operational Risk Management Framework in the Nedcor Group.

Some of the major initiatives implemented during the course of 2004 include the following:
- implementing requirements to be compliant with the standardised approach (Basel II) for operational risk management in 2008;
- restructuring executive committees to enhance the board focus on risk management and in particular operational risk;
- enhancing the operational risk reporting process at different levels in the organisation;
- setting targets with respect to the risk assessments done in business clusters;
- separating the role of risk and compliance officers to allow for better focus on the respective disciplines; and
- setting group and business level risk policies that include defining the roles and responsibilities of stakeholders.

The main drivers influencing operational risk requirements include, but are not limited to, the following:
- Basel II regulations;
- King II on corporate governance;
- the Banks Act; and
- emerging best practice.

The bank's external auditors and Basel II consultants do periodic independent reviews to confirm that there are no gaps between the interpretation and implementation of business solutions that form part of the Operational Risk Framework.

The group operational risk function, tasked with the responsibility of championing the operational risk management process, in partnership with business unit risk functions, laid a strong foundation for the organisation's operational risk management initiatives.

A project has been launched to implement a quantitative measurement capability for operational risk, supported by an integrated technology infrastructure that enables operational risk to be identified, managed and measured in a holistic and consistent manner and ultimately to meet the requirements of the advanced measurement approach of Basel II.

Internal Audit Division

The Nedcor Group Internal Audit Division (GIA) performs an independent, objective assurance and consulting activity designed to add value and improve the organisation's operations. GIA assists the organisation in accomplishing its objectives by using a systematic, disciplined approach to evaluate and improve the effectiveness of risk management, control and governance processes.

This is achieved by continuous evaluation of and reporting on:
- the adequacy, appropriateness and effectiveness of the internal control systems, as established and maintained by management and the directors, aimed at the achievement of performance and profitability goals, the safeguarding of assets and the efficient use of resources;
- the reliability and integrity of financial and operating information generated; and
- compliance with the requirements of the Banks Act and other relevant legislation.

Nedbank Forensic and Protection Services (NFPS)

Forensic services

The Nedcor Group recognises its accountability to all its stakeholders under the legal and regulatory requirements applicable to its business and is committed to high standards of integrity and fair dealing in the conduct of its business. It is committed to comply with both the spirit and the letter of applicable requirements for good corporate governance and always to act with due skill, care and diligence.

Considerable cost has been incurred in this year and will continue to be incurred in respect of ensuring compliance with anti-money-laundering and corrupt activities legislation, adapting systems and processes to comply with the identification, verification and other requirements under the Financial Intelligence Centre Act (FICA) and reporting incidents under FICA and the Prevention and Combating of Corrupt Activities Act (PRECCA).

The main focus in the past year has been on reverification of existing clients. This focus will continue through to September 2006, by which date banks are required to have completed the reverification of their entire client base. Although this is just one of many anti-money-laundering requirements, the banking industry has spent a significant amount of time, effort and money on this process, often to the annoyance and irritation of clients. The reverification of existing clients is a challenge faced by banks internationally and it is hoped that a more pragmatic solution to this requirement can be found.

In addition to the focus on client reverification, the following Money Laundering Control Programme issues can be listed as highlights of the year:

- development and board ratification of a Nedcor Limited Policy for Global Money Laundering Control;
- development of a new Nedbank Limited Money Laundering Control Policy for SA Operations, aligned with a global group policy – this new policy was ratified by the Nedbank Limited Board and implemented in 2004;
- assistance rendered to Nedbank Africa in the establishment of money laundering control programmes in all of their African entities;
- establishment of an effective internal communication strategy and management of several above-the-line (external) advertising campaigns;
- establishment of a Central Storage Solution for FICA documentation and a Central Verification Hub (CVH) to assist in the reverification exercise;
- a 55% increase of reported suspicious transactions, compared with the previous year; and
- obtaining approval and registering a formal project to procure and implement a state-of-the-art Automated Money Laundering Detection Solution – contractual agreements should be finalised early in 2005 and implementation will occur immediately thereafter.

Crime continues to threaten our society as a whole, and Nedbank and our people are by no means exempt from this. Tip-offs Anonymous (a unique tollfree number: 0800 000 999), which is an independent reporting line, is but one aspect of Nedbank's ongoing efforts in creating crime awareness, contributing towards crime prevention and bringing about a culture of zero tolerance to crime. Through this service Nedbank empowers its employees and clients to become part of the solution by combating crime through reporting suspicious and corrupt activities. Nedcor has also ensured, through its staff integrity process, that all new recruits and appointments are thoroughly screened in terms of background checks, criminal and credit record clearances, as well as resumé and qualification verifications to ensure that our staff meet the requirement of being fit and proper for their duties.

Security services

Nedcor has again demonstrated its well-deserved position in the banking industry as the leading provider of security solutions to combat incidents of serious and violent crime by ensuring group branches and buildings remain a safe, secure, environmentally friendly working, transacting and banking environment for our staff, clients and the public at large.

Comparisons from 1999 to date indicate a decline in the incidents of violent crime. This decline can be attributed to an industry-wide campaign supported by the South African Police Services and the Department of Justice, combined with a well-defined security model and strategy for Nedbank. In 2004 there were 27 incidents with a loss of R2,3 million.

Business Continuity Planning continues to play an important role, and compliance with the Payments Association of South Africa's standards and disaster recovery timelines is a key objective for 2005.

Exchange control

Nedcor has an established team of competent professionals who have a thorough understanding of the South African Exchange Control Regulations.

The team has a good relationship with the Exchange Control Department of the South African Reserve Bank and is well-placed to advise clients on their foreign exchange requirements. The team has established appropriate forums to understand client requirements. Through a good understanding of these requirements and a thorough understanding of the Exchange Control Regulations appropriate solutions are forged.

This team is offering clients an excellent service, is able to deliver timeous solutions and is on track to fulfil its vision of being the leading exchange control department in South Africa who can satisfy clients' needs by providing a quality value-adding service.

Basel II update

The Basel Committee on Banking Supervision finalised a new capital accord, commonly referred to as Basel II, in June 2004. The South African Reserve Bank recently confirmed a common implementation date for South Africa, namely 1 January 2008, for all approaches available under Basel II, with two pilot test runs in 2006 and parallel calculations in 2007.

As reported last year, the Nedcor Group has been following a strategic-based approach to its Basel II implementation – not only to comply with Basel II, but also to elevate the group's risk measurement and management, capital management and performance measurement to international best practice.

This approach has involved building advanced risk and capital management capabilities, and is also facilitating the comprehensive implementation of enterprise-wide risk management in the Nedcor Group.

Implementation has been fast-tracked, with extensive use made of leading international risk and capital management consultants, Mercer Oliver Wyman. This was done partly to avoid pitfalls experienced by other banks and to facilitate a timely quantum leap in risk and capital management. Knowledge transfer from the consultants to Nedcor staff has been a major focus throughout the engagement.

Accordingly, we are now pleased to report that Nedcor has made significant progress over the past 18 months and all material business-related development work has been substantially completed. All major data management and information technology (IT) systems development work has progressed well and is due for completion in 2005.

Our Basel II implementation approach has been to:

- design;
- prototype;
- pilot;
- rollout;
- refine; and

only then automate the variety of new risk and capital models built.

This approach has allowed for significant progress to be made, 80/20 output to be obtained, some benefits to be realised early, and valuable lessons to be gained to improve on the original design, while data enhancement and IT development work continue.

Some specific Basel II Programme deliverables over the past 18 months include:

- The building of best-practice credit rating models. Nedcor has been engaged in a significant programme to upgrade its capabilities in formal credit risk measurement. As a result, we are very close to best practice with the following current gaps/qualifications:
  - As the credit models have been recently developed, they will be subjected to extensive and rigorous ongoing testing and refinement throughout 2005 and beyond.
  - Further upskilling of quantitative resources is required in the business operations and a centre of excellence for credit risk measurement will be formalised in each of the three major business clusters.
  - Six of the nine identified corporate segment rating models have been built, including Corporate, Middle Market/Small and Medium Enterprises, Commercial Real Estate (Investor), Commercial Real Estate (Developer), Project Finance, and Parastatals. These models account for over 80% of Nedbank's non-retail exposures. The remaining three models (Banks, Sovereigns, Property Finance and Behavioural Scorecard) are due for completion by the end of the first quarter 2005. These models will cover all asset classes defined by Basel II in respect of which Nedbank has material exposure.
  - In Nedbank Retail work involved the establishment of a dedicated centre of excellence ('Retail Financial Lab' in 2004), and the ongoing development/enhancement of scorecard models and credit risk analytics customised to over 35 different retail portfolios/products. These analytics measure all the key credit risk components (probability of default (PD), loss given default (LGD) and exposure at default (EAD)), using commonly accepted best-practice methodologies in full compliance with the letter and spirit of the Basel II internal-ratings-based (IRB) approach for retail exposures.

- Finalisation, for non-retail exposures, of a best-practice EAD and LGD framework and tools based on:
  - adequate historical data;
  - a sound theoretical framework; and
  - a causative-based model.

- Finalisation of a comprehensive new Basel II-based credit methodology. Some components have already been written into policy and are being applied. This includes, *inter alia*, a Nedbank master rating scale, with 26 performing and four non-performing grades.

- Completion of an intensive seven-month credit process redesign project by Business Banking. The implementation of this will not only ensure that this division meets the Basel II credit risk process minimum requirements but, end-to-end, provides for a best-practice credit process. Knowledge/Expertise gained from this project will be applied to all other credit areas in the bank.

- The building of a best-practice group credit portfolio model (CPM) and establishment of a competent CPM team. Although refinements and data enhancement are ongoing, the initial output is pleasing. The CPM team assists in the bank's management and/or optimisation of its credit portfolios, capital, concentration risk, identification of risk hot spots,

economic capital allocation and client value management/risk-based pricing. This will be an enabler to achieve best practice in credit portfolio management, and then financial risk optimisation incorporating portfolio management of all financial risks.

- Significant progress with our major economic capital and capital management project to develop new best-practice capabilities to assist in:
  - improving the understanding of the group's overall capital position as well as of individual business units and subsidiaries through a common language of risk measurement (ie economic capital);
  - improving the quality of the group's capital planning and forecasting ability, including the establishment of an early warning/scenario analysis system to highlight capital strains;
  - improving the group's ability to measure business performance, balancing return and risk consistently across business units;
  - creating an environment for the group and business units to use the Economic Capital Framework to make improved risk, product design, pricing and other business decisions (including those relating to client value management); and
  - improving transparency and communication with management, non-executive directors, regulators, rating agencies and investors.

  In addition, a best-practice Risk Appetite Framework has been built, based on earnings volatility modelling.

  This will provide a powerful new capability and concept for building the group's understanding of risk as a strategic driver, allowing interpretation of what can often be complex and seemingly extreme downside measures.

  In summary, this project, while addressing a variety of Basel II requirements, has delivered the capabilities for Nedcor to implement:
  - risk-based economic capital allocation;
  - a best-practice Capital Management Framework;
  - risk-adjusted performance measurement [economic profit/risk-adjusted return on capital (RAROC)]; and
  - quantitative- and qualitative-based best practice for risk appetite.

  This economic capital and risk appetite project delivered the building of the new required capabilities in December 2004. Refinement will continue in 2005 and full implementation is expected in 2006.

  Embedding an integrated risk-based capital management system essentially entails making the Nedcor Group significantly financially fitter.

- Sound progress has been made on the data management and IT systems side, which includes the following major workstreams:
  - new credit process automation;
  - exposure management;
  - collateral management;
  - data management; and
  - end-to-end Basel II IT architecture and reporting requirements.

All these efforts are in line with commitments made by the group a year ago, which included:
- a back-to-basics approach;
- a strong focus on risk;
- the core activity of any major bank; and
- implementation of value-based management (including risk-based management information, capital allocation and performance measurement).

As a result, Nedcor is on track successfully to complete its strategic-based Basel II implementation and fulfil its aspiration of worldclass risk management.

2003 – 2004

Comprehensive PLANNING

- Central Basel II Programme Office set up
- Appointment of expert consultants to assist with implementation (Mercer Oliver Wyman)
- Business requirements identification and gap analysis
- Initial strategic, tactical and operational implications identified
- Detailing of requirements and solutions to fill business gaps and meet requirements (detailed business planning) and high-level data management/IT requirements

▼

- Master Implementation Plan
- Data, data management and IT specifications (and detailed plan) prepared and finalised

▼

- Detailed scope of work (including all detail requirements as well as SARBs)

2003 – 2005

Enhancement and/or development of RISK MEASUREMENT methodologies, systems and tools

- **Rating tools and scoring models**
  - Best-practice credit risk ratings/gradings
  - Probability of default (PD) parameter
- **Credit Risk profiling tools and framework**
  - Loss given default (LGD) parameter
  - Exposure at default (EAD) parameter
- **Credit Portfolio Model**
  - Portfolio concentrations, correlations and diversification benefits
- **Credit policies/procedures**
  - Group credit methodology
  - Credit portfolio methodology
- **Market risk** (trading, ALM, investments)
  - Internal model (VaR) for trading risk
  - Best-practice ALM measurement
- **Operational risk**
  - Workstreams for standardised approach and AMA approach
- **Systems**
  - High-level systems and data gap analysis
  - Rating tools IT platform and credit process automation
  - Exposure management (single view of client)
  - Collateral management
  - Data management and IT architecture (including reporting)

▼

- **Reading of economic and Basel II capital**
  - Group economic capital allocation by business unit, major business line and risk type (version 1)

2004 – 2006

Enhancement to RISK AND CAPITAL MANAGEMENT processes

- **Capital management**
  - Economic capital framework and allocation
  - Capital planning/ forecasting/ scenario testing
  - Linked to Risk Appetite Framework
- **Credit portfolio management**
  - Identification of risk hot spots
  - Concentration risks in portfolios
  - Credit portfolio optimisation
  - Portfolio inflow control
- **Credit process redesign**
  - Redesign/Optimisation of credit processes from origination to recovery
- **Pricing and client value management**
  - Understand pricing for economic risks
  - Client relationship pricing
  - Identification of value creating/destroying clients
- **Asset and Liability Management (ALM)**
  - Optimising balance sheet management
  - Funds transfer pricing
- **Reporting and risk management information systems**
  - Risk, economic capital and risk-adjusted performance measurement (RAPM) reporting framework
- **Enterprise-wide risk management**
  - Risk Appetite Framework (earnings volatility model)
  - Limit management
  - Consistent risk measurement
  - Common risk language and definitions
  - Centralised risk reporting capabilities
  - Groupwide policies
  - Integrated Risk Framework – Enterprise-wide Risk Management Framework (ERMF)
- **Operational risk management**
  - Best-practice Operational Risk Management Framework

2005 – 2007

Resulting in BEST-PRACTICE VALUE-BASED MANAGEMENT leading to the optimisation of shareholder value

- **Capital management**
  - Actively manage capital and earnings in line with Best-Practice Capital Management Framework
  - Institute economic capital caps on value-destroying clients, products and businesses
- **Client value management**
  - Risk-adjusted client profitability
  - Risk-adjusted pricing
- **Managing portfolio distribution**
  - Change business mix as appropriate
  - Synthetically securitise highly concentrated portfolios
  - Address portfolio hot spots attracting high capital requirement
- **Risk-based strategic management**
  - Risk-based targeting, planning and budgeting resulting in optimal growth of loan book and enhancement of overall book quality and sustainability of earnings
- **Credit process**
  - More efficient
  - Quicker client turnaround
  - Better risk management
- **Risk-adjusted performance measurement (RAPM)**
  - Economic profit/RAROC by business unit, major portfolio and overall
  - Align group strategy and growth with ability to create economic value, and reward accordingly (value-based incentives and compensation)

DATA MANAGEMENT, IT AUTOMATION, EDUCATION/TRAINING AND CHANGE MANAGEMENT ➔

Chief Financial Officer's report



Mike Brown

Chief Financial Officer

Following my appointment as Chief Financial Officer in June 2004, I have focused primarily on the internal measurement systems within Nedcor to ensure these pinpoint accountability more appropriately and are increasingly aligned to measure and reward shareholder value creation.

I have been fortunate in having a thorough handover from Bob Head as well as continued access to his wise counsel in his new role as a non-executive director of Nedcor.

Financial overview

Nedcor's results for the year show a significant turnaround compared with the disappointing performance of 2003.

Attributable income of R974 million shows a strong recovery from the loss of R1,6 billion for the year to 31 December 2003. The group made an attributable profit per share of 270 (2003: attributable loss of 546) cents per share.

Headline earnings per share, excluding foreign exchange translation losses of 504 (2003: 502) cents per share, were ahead of the group's expectations indicated in its trading update in November 2004. Headline earnings per share of 401 cents per share were significantly up from 19 cents per share in 2003.

Following the extensive review conducted in the preparation of the 2003 balance sheet and the successful R5,15 billion capital raising in May 2004, the group focused on restoring Nedcor's profitability and set two key targets to be achieved in 2007:

- a return on average ordinary shareholders' funds of at least 20%; and
- an efficiency ratio of 55%.

While a great deal of work still lies ahead to improve returns to shareholders and meet these targets, the results for the year show good progress towards the targets and management remains committed to them. In addition, management is also targeting expenses growth at 9% below revenue growth on a three-year compound growth rate basis, using 2004 as a base year.

Headline earnings and headline earnings per share


3 012
1 260
3 551
1 475
2 476
979
55
19
1 447
401
00
01
02
03
04
Headline earnings (Rm)
Headline earnings per share (cents)

Income statement review

Net interest income (NII)

NII increased by 11,1% from R6 808 million to R7 567 million. In the context of slow balance sheet growth and a deliberate reduction of just over R6 billion of low margin, low return on equity (ROE) corporate advances, this increase was achieved as a result of the:

- maturing of all expensive unhedged fixed-rate funding in April 2004;

Results highlights

		2004	2003
Headline earnings	Rm	**1 447**	55
Headline earnings before FX	Rm	**1 819**	1 471
Attributable income	Rm	**974**	(1 600)
Headline earnings per share	cents	**401**	19
Headline earnings per share before FX	cents	**504**	502
Attributable earnings per share	cents	**270**	(546)
Net asset value per share	cents	**4 590**	4 240
Tangible net asset value per share	cents	**3 357**	2 247
Dividend declared per share	cents	**120**	240
Group capital adequacy	%	**12,1**	10,1

Key financial performance indicators

		2004	2003
Return on average ordinary shareholders' equity	%	**9,2**	0,4
Return on average ordinary shareholders' equity (excluding FX, merger and recovery costs)	%	**14,4**	12,5
Return on total assets	%	**0,45**	0,02
Net interest income to average interest-earning assets	%	**3,13**	3,04
Non-interest revenue to total income	%	**50,8**	49,0
Impairments to total advances	%	**2,9**	3,4
Expenses to total income	%	**76,3**	80,2
Expenses (excluding FX) to total income	%	**74,5**	72,5
Effective tax rate before non-trading and capital items	%	**24**	55
Staff complement		**21 103**	24 205

Note: FX = foreign exchange.

- positive endowment effect of the R5,15 billion rights offer proceeds from May 2004 onwards;
- repatriation of offshore capital;
- sale of non-core assets; and
- reduced funding costs on negative endowment.

A combination of these factors, together with focused balance sheet management and a reduction in non-performing loans, offset by year-end asset gross-ups required in respect of certain derivatives and the securitisation conduit, impacted margin percentages. This resulted in the interest margin (expressed as NII to average interest-bearing assets) increasing from 3,04% to 3,13%.

Non-interest revenue (NIR)

NIR increased by 3,1% from R7 953 million to R8 197 million. This increase was achieved despite a reduction in AC133 fair-value adjustments from R512 million in 2003 to R140 million in the current year.

The key drivers of NIR were:

- Commission and fees increased by 9,8% from R5 208 million to R5 716 million as a result of annual price increases, volume growth and strong growth by mortgage originator, Bond Choice.
- Exchange and securities dealing decreased by 32,1% from R1 201 million to R816 million. Trading levels remain subdued and have not reached the highs seen in the first half of 2003. This decline was partially offset by private equity revaluations of R170 million in Nedbank Capital.
- The first-time consolidation of Fasic and the Dr Holsboer Trust, as well as a change of accounting treatment in the cell captive insurance company, increased non-interest revenue by R248 million.

Rm	FX-sensitive	Non-FX-sensitive	Total
December 2003 FX exposure	7 146	2 122	9 268
Capital repatriated and foreign dividends	(760)		(760)
Preference funding repatriated	(1 956)		(1 956)
Sale of subsidiaries and foreign restructuring	(1 605)	(118)	(1 723)
Loss on translation	(372)		(372)
Hedge of future capital repatriation	(365)		(365)
December 2004 FX exposure	2 088	2 004	4 092

Note: FX = foreign exchange.

Foreign exchange translation losses

During the year the rand strengthened by 15% from R6,63 per US$1,00 at 31 December 2003 to R5,63 per US$1,0 at 31 December 2004. This resulted in the recognition in the income statement of unrealised foreign exchange losses amounting to R372 million and R57 million within reserves. This compares with the R1 416 million income statement charge for unrealised foreign exchange losses and the R181 million reserves movement posted in 2003 when the rand strengthened by 23% from R8,60 per US$1,00 at 31 December 2002 to R6,63 per US$1,00 at 31 December 2003.

In line with the commitment made to shareholders to reduce excess levels of capital in offshore operations, total offshore capital sensitive to foreign exchange fluctuations was reduced from US$1 080 million at 31 December 2003 to US$436 million at 31 December 2004 or in rand terms from R7 146 million to R2 088 million.

If the group had not taken these active steps, foreign exchange losses would have amounted to R929 million.

The adoption of International Financial Reporting Standards (IFRS) from 2005 onwards will lead to a larger portion of the foreign exchange translation profits or losses being treated as movements in the balance sheet foreign currency translation reserve rather than as income statement profits and losses.

Credit impairments

The industry continues to benefit from a favourable credit environment and the 2004 income statement impairment charge of R1 416 million represents a reduction of 31% from the 2003 charge of R2 063 million. The 2004 charge amounts to 0,7% of the loan book or 18,7% of net interest income. The credit quality of the loan portfolio improved during the year and non-performing loans fell from R8 444 million (3,9% of the book) to R7 490 million (3,3% of the book) at 31 December 2004. Properties in possession declined from R1 280 million to R761 million, of which only R391 million remains unsold.

Impairment of advances/ specific and general provisions charge


18,8
19,2
24,6
30,3
18,7
910
1 058
1 467
2 063
1 415
00
01
02
03
04

☐ Specific and general provisions charge (Rm)
— Net interest income (%)

Operating expenses

Expense control remains a key focus area for Nedcor and is a critical element in the success of the recovery programme.

Operating expenses before merger, recovery and alliance partner fees increased by R736 million or 7,1% from R10 305 million to R11 041 million. The ratio of operating expenses before merger, recovery and alliance partner fees to gross income (excluding foreign currency translation losses) deteriorated year-on-year from 69,8% to 70,5%, but improved from the comparative of 73% reported in June 2004.

Efficiency ratio
(%)


51,9
48,4
65,4
80,2
76,3
00
01
02
03
04

Major factors impacting on operating expenses were:

- Staff expenses increased by R401 million or 8,1% from R4 949 million to R5 350 million. This increase reflects the inclusion of a R627 million provision for employee incentive and retention awards, compared with R165 million of such expenses in 2003. This normalisation of incentives follows their reduction in 2003 as a result of poor performance. Staff expenses, excluding provision for employee incentive awards, are flat year-on-year.
- Computer processing expenses were well controlled and reduced by 3% from R1 270 million to R1 234 million.
- Following increased activity during the merger, communication and travel expenses reduced by 9% from R473 million to R434 million.
- Occupation and accommodation expenditure increased by 4% from R969 million to R1 005 million. This increase is below market-related lease escalations and reflects an overall reduction in office space requirements.
- Marketing and public relations expenditure decreased by 11% from R559 million to R502 million. After allowing for a R46 million transfer of Nedcor Foundation expenses to 'Other sundry expenses', marketing and public relations expenditure is marginally down on last year, largely as a result of delays in brand campaigns into 2005.
- Fees and insurances increased by 22% from R1 077 million to R1 319 million. This increase arises as a result of R75 million (2003: R42 million) spent on Basel II and money laundering compliance, and additional audit fees relating to 2003 of R31 million and additional expenses of R58 million in Bond Choice associated with the continued strong growth in originator activity.
- Office equipment expenses dropped slightly from R321 million to R317 million in 2004.
- Sundry expenses increased by 25% from R328 million to R410 million. The increase is due to the transfer of R46 million of expenditure from the Nedcor Foundation referred to above as well as R86 million additional expenditure for the first-time consolidation of certain subsidiaries.
- Transaction taxes increased 31% from R359 million to R470 million. This increase is attributable to provisions for potential transaction taxes as well as increased volumes.

Alliance partner fees

Alliance partner fees increased from R4 million to R70 million, primarily as a result of the profitability of the Capital One alliances prior to their termination.

Recovery programme and merger expenses

Recovery expenditure of R379 million includes retrenchment costs of R298 million. Certain recovery costs were budgeted for 2005 and the group estimates that further restructuring costs of R59 million will be incurred in 2005.

Merger costs during the period amounted to R246 million, slightly below the original estimate for the year. A final contingency of R107 million was budgeted for 2005. The group will complete the merger in the first quarter of 2005, within the R868 million once-off costs previously communicated to the market. The group has realised R634 million of synergies

Non-trading and capital items

Rm	2004	2003
Goodwill	374	1 803
Amortisation	248	424
Impairment	126	1 379
Impairment of investments and fixed assets	113	239
Software and development costs	90	134
Other investments, fixed assets and equipment	23	105
Loss/(Profit) on disposal of	23	(349)
Buildings	(20)	(29)
Various subsidiaries and other non-core investments	43	(320)
Total before taxation	510	1 693
Taxation	37	38
	473	1 655

Balance sheet review

Capital

The rights issue raised capital of R5,15 billion. This, together with trading profits, the realisation/revaluation of non-core investments, the focus on managing advances growth and the reduction of foreign currency exposures, all contributed to increasing the group's Tier 1 capital adequacy ratio from 5,0% at 31 December 2003 to 8,1% at 31 December 2004.

Net asset value per share



2,66
2,02
1,76
1,46
1,69
6 423
6 136
6 300
4 240
4 590
00
01
02
03
04

☐ Net asset value per share (cents)
— Price-to-book ratio (%)

from the merger to date and is on track to realise the balance of the R700 million 'steady state' synergies initially anticipated in 2005.

Taxation

The effective tax rate of 24% is higher than anticipated, as R126 million of additional provisions have been raised for potential taxation liabilities. The tax rate was impacted positively by a R342 million (2003: R356 million) credit on the tax line arising from the required treatment of structured finance transactions. This credit is offset by lower reported margin income on these transactions. The taxation charge is also lower as a result of a saving in secondary tax on companies (STC) due to the high acceptance rate of the 2003 final capitalisation award as well as other STC credits.

Taxation



24
21
5
55
24
714
773
418
390
576
00
01
02
03
04

☐ Taxation (Rm)
— Effective tax rate (%)

In prior years structured finance transactions were entered into by a number of group companies with third parties using the group's tax base. Pursuant to the terms of the majority of the transactions, an underlying third party has contractual acceptance of any tax risk, although the obligation to pay the tax in the first instance rests with the group companies.

South African Revenue Service has begun to examine the tax aspects of these types of structures. The group has in limited cases raised an appropriate provision.

Deposits

All expensive unhedged fixed-rate funding, in the form of negotiable certificates of deposit (NCDs), promissory notes (PNs) and retail fixed deposits amounting to approximately R24 billion in December 2003, matured in the first half of the year. Structural shifts in the group's funding mix reduced the cost of funds and liquidity remained sound throughout the reporting period.

Advances

Advances increased by 5,3% from R210,1 billion in December 2003 to R221,1 billion at 31 December 2004. The group actively reduced certain

Offshore subsidiaries sold include:

Subsidiary	Proceeds Rm	Book value Rm	Profit/(Loss) Rm
Chiswell Associates	244	104	140
BoE Life International	62	149	(87)
BoE International Fund Services and BoE International Fund Managers	44	23	21
Stenham Group	238	318	(80)
Total	588	594	(6)

Onshore investments disposed of include:

Investment/Subsidiary	Proceeds Rm	Book value Rm	Profit/(Loss) Rm
Century City – vacant land	82	80	2
NUEP*	38	17	21
Edward Nathan & Friedland	50	70	(20)
Endowment policies	1 252	1 280	(28)
Other	17	13	4
Total	1 439	1 460	(21)

** Following the partial sale and restructuring of Net1 Applied Technology Holdings (Aplitec) into Net1 UEPS Technologies (NUEP), Nedcor has reduced its shareholding in this group from 25% to 15%.*

categories of low margin, low ROE corporate advances and generally followed a cautious approach to asset growth prior to the completion of the rights issue.

The overall loss of market share was disappointing, with retail average advances growing by 13,4%, but lagging competitor growth, and corporate average advances reducing by 6,3%, mainly as a result of the R6,2 billion balance sheet efficiency programme initiated to optimise the use of capital and the generally slow demand for credit in the corporate environment.

Intangible assets

Goodwill reduced from R3 762 million to R3 441 million as a result of amortisations, impairments and disposals. Of this R2 669 million relates to the acquisition of BoE Limited and the property finance, business banking and merchant banking activities of BoE in particular.

Computer development and software costs capitalised on balance sheet reduced from R1 710 million to R1 419 million, with capitalised items under development falling from R375 million to R104 million. The ratio of intangible assets (goodwill and computer software) to ordinary shareholders' funds has improved year-on-year from 47,0% to 28,9%.

The adoption of IFRS from 2005 onwards will result in goodwill no longer being amortised, but being subject to an impairment assessment at the end of each reporting period.

Non-core assets

The group's strategy of focusing on its core business of banking led to a programme being initiated to dispose of non-core assets. This is progressing well.

A review of the international businesses resulted in the closure of the Asian operations, which reduced risk and will improve the return on ordinary shareholders' funds. Advances in this region have been reduced to US$26 million (from over US$400 million), with no additional losses.

The repatriation of the capital from the Asian businesses commenced in October 2004 with the first US$1 million, followed by US$19 million in January 2005, and the balance is expected to be remitted in May 2005.

The group reduced its office space needs and disposed of 17 buildings for R93,8 million at a profit of R20 million.

The group has remaining non-core assets of approximately R1,1 billion that are earmarked for disposal.

Accounting policies

Nedcor's consolidated financial statements are prepared in accordance with, and comply with, South African Statements of Generally Accepted Accounting Practice and the requirements of the South African Companies Act and Banks Act. The accounting policies adopted are in all material respects consistent with those applied for the year ended 31 December 2003. Certain restatements from 2003 are reflected in these financial statements, being the reclassification of transaction taxes from the taxation line to operating expenses in the income statement and the gross-up of assets and liabilities relating to certain pension fund assets and liabilities amounting to R529 million. The disclosures in the 2003 segmental reports have been restated to take into account changes for the improved segmental profitability measurements during 2004.

Good progress has been made in preparing for the introduction of reporting under IFRS with effect from 1 January 2005 and the restatement of the 2004 results.

Improved management information systems (MIS)

The group committed itself to enhance financial disclosure and has achieved improved market and segmental disclosures.

During 2005 a new internal funds transfer pricing system will be implemented and pro forma 2004 segmental results have been adjusted to reflect this. This will ensure that divisional net interest income more accurately reflects divisional interest rate risks.

The group also implemented an improved activity-justified transfer pricing process between divisions in the group to allocate costs on a more accurate basis. While there are still central costs that should be charged to divisions, the process is substantially complete. This will facilitate more accurate product, channel and client profitability measures.

A risk-weighted capital allocation and charging methodology was introduced. This is being used as a foundation for more sophisticated risk-adjusted economic capital allocation, which will be implemented in 2006.

Liquid assets and cash reserving costs are no longer held at the centre but are being charged to divisions.

These processes have resulted in more accurate and meaningful segmental analysis, thereby improving the group's ability to evaluate and manage capital and helping management and investors to measure and benchmark divisional performance. 2003 segmental results have been restated for the above improvements to afford better comparability.

Capital management

One of the changes, under the Chief Executive's restructuring programme, announced at the beginning of 2004, was to reassign accountability for capital management and asset and liability management (ALM), including the Group Asset and Liability and Executive Risk Committee, to the Chief Financial Officer. To provide capital management with the attention that is necessary and appropriate, Group Capital Management and Group ALM have recently been split into two separate dedicated functions.

Capital required and available in banking operations


9 297
15 338
16 469
18 719
20 866
22 985
21 285
21 589
21 246
25 663
00
01
02
03
04
Capital required (10%) (Rm)
Capital available in banking operations (Rm)

Capital management is one of the greatest levers for value creation in the group, and will shortly become even more critical as a result of Basel II. Basel II could potentially give rise to capital requirements varying between banks with different risk profiles, businesses and/or sophistication of risk and capital management.

Year ahead

2005 will be challenging for the greater group finance community. In addition to a commitment of continued improvement in disclosure, segmental reporting and cost allocations, we shall also have the rollout of IFRS as well as a focus on improved product profitability, 'shadow' economic capital reporting and initial Basel II reporting.

The 'shadow' rollout of economic capital measurement will facilitate better understanding of the risk and reward relationships in the divisions and set the platform for a full implementation in 2006.

Work has also commenced on reviewing the long-term financial architecture process framework, and this project will deliver recommendations during the year ahead.



Annual financial statements

Table of contents

Registration number 1966/010630/06
(Incorporated in the Republic of South Africa)

www.nedcor.com

Directors' responsibility

The directors are responsible for the integrity of the financial statements and related information included in this annual report.

For the board to discharge its responsibilities management has developed and continues to maintain a system of internal financial control. The board has ultimate responsibility for this system of internal control and reviews the effectiveness of its operation, primarily through the Group Audit Committee, the Nedcor and Nedbank Risk Committees and other risk-monitoring committees and functions.

The internal financial controls include risk-based systems of accounting and administrative controls designed to provide reasonable, but not absolute, assurance that assets are safeguarded and that transactions are executed and recorded in accordance with generally accepted business practices and the group's written policies and procedures. These controls are implemented by trained, skilled staff with clearly defined lines of accountability and an appropriate segregation of duties. The controls are monitored by management and include a comprehensive budgeting and reporting system operating within strict deadlines and an appropriate control framework. As part of the system of internal financial control the group internal audit function conducts operational, financial and specific audits and coordinates audit coverage with the external auditors.

The external auditors are responsible for reporting on the financial statements.

The financial statements are prepared, in all material respects, in accordance with South African Statements of Generally Accepted Accounting Practice and incorporate responsible disclosures in line with the accounting philosophy of the group. The financial statements are based on appropriate accounting policies consistently applied, except as otherwise stated and supported by reasonable and prudent judgements and estimates. The directors believe that the group will be a going concern in the year ahead. For this reason they continue to adopt the going-concern basis in preparing the group annual financial statements.

These financial statements set out on pages 87 to 151 and the Remuneration report on pages 57 to 63 have been approved by the board of directors and are signed on its behalf by:

WAM Clewlow
Chairman

TA Boardman
Chief Executive

Sandown
17 March 2005

Company Secretary's certification

In terms of section 268G(d) of the Companies Act, 61 of 1973, as amended, I certify that, to the best of my knowledge and belief, the company has lodged with the Registrar of Companies for the financial year ended 31 December 2004 all such returns as are required of a public company in terms of the Companies Act, and that all such returns are true, correct and up to date.

GS Nienaber
Company Secretary

Sandown
17 March 2005

Report of the independent auditors

To the members of Nedcor Limited

We have audited the annual financial statements and group financial statements, set out on pages 87 to 151 and the Remuneration report on pages 57 to 63, for the year ended 31 December 2004. These financial statements are the responsibility of the company's directors. Our responsibility is to express an opinion on these financial statements based on our audit.

Scope

We conducted our audit in accordance with Statements of South African Auditing Standards. Those standards require that we plan and perform the audit to obtain reasonable assurance that the financial statements are free of material misstatement. An audit includes:

- examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements;
- assessing the accounting principles used and significant estimates made by management; and
- evaluating the overall financial statement presentation.

We believe that our audit provides a reasonable basis for our opinion.

Audit opinion

In our opinion the financial statements and group financial statements fairly present, in all material respects, the financial position of the company and the group as at 31 December 2004 and the results of their operations and cash flows for the year then ended in accordance with South African Statements of Generally Accepted Accounting Practice and in the manner required by the Companies Act in South Africa.

KPMG Inc

KPMG Inc
Registered Accountants and Auditors
Chartered Accountants (SA)

Deloitte & Touche

Deloitte & Touche
Registered Accountants and Auditors
Chartered Accountants (SA)

Sandown
17 March 2005

Directors' report

for the year ended 31 December

Nature of business

Nedcor Limited (Nedcor or the company) is a registered bank holding company that, through its subsidiaries, provides a wide range of financial services and is listed under 'banks' on the JSE Securities Exchange South Africa.

Financial results

Full details of the financial results are set out on pages 90 to 151 of these annual financial statements.

Year under review

The year under review is fully covered in the Chairman's statement and the Chief Executive's review.

Share capital

Details of the authorised and issued share capital, together with details of shares issued and options granted during the year, appear in note 16 to the annual financial statements.

Ownership

The holding company of Nedcor is Old Mutual (South Africa) Limited and associates, which hold 51,92% of the company's ordinary shares. The ultimate holding company is Old Mutual plc, incorporated in England and Wales. Further details of shareholders appear on page 153.

Dividends

Details of the dividends appear in note 29 to the annual financial statements on page 131.

Directors

Biographical details of the current directors are given on pages 20 to 23. Details of directors' remuneration and options appear on pages 57 to 63.

The directors who, in terms of the articles of association, retire by rotation at the annual general meeting are Messrs N Dennis, B de L Figaji, ML Ndlovu and PF Nhleko, and they being eligible, make themselves available for re-election. Messrs MWT Brown and RM Head were appointed on 17 June 2004 and 1 January 2005 respectively, and are in terms of the articles due to retire at the annual general meeting. Both are available for re-election.

Details of the members of the board, who served throughout the year, except as listed, are given below:

Name	Position	Date initially appointed as director	Date resigned (where applicable)
CJW Ball	Independent non-executive director	1 November 2002	
TA Boardman	Chief Executive – executive director	1 November 2002	
IJ Botha	Executive director	1 November 2002	23 February 2004
MWT Brown	Executive director	17 June 2004	
WAM Clewlow	Chairman – non-executive director	12 September 2000	
RG Cottrell	Independent non-executive director	25 November 2002	
BE Davison	Independent non-executive director	25 November 2002	
N Dennis (British)	Independent non-executive director	25 November 2002	
B de L Figaji	Independent non-executive director	25 November 2002	
RM Head (British)	Non-executive director	1 January 2005	
BJS Hore	Executive director	1 December 1999	6 May 2004
MM Katz	Vice-chairman – non-executive director	4 November 1997	
MJ Levett	Non-executive director	1 February 1987	31 December 2004
CF Liebenberg	Chairman – non-executive director	28 March 1990	6 May 2004
JB Magwaza	Independent non-executive director	1 October 1996	
ME Mkwanazi	Independent non-executive director	20 April 1999	
SG Morris	Executive director	1 July 1999	23 February 2004
DGS Muller	Executive director	1 December 1999	6 May 2004
ML Ndlovu	Vice-chairman – executive director	1 November 1994	
PF Nhleko	Independent non-executive director	25 November 2002	
TH Nyasulu	Vice-chairman – independent non-executive director	29 July 2002	26 January 2005
JVF Roberts (British)	Non-executive director	1 January 2001	
CML Savage	Independent non-executive director	1 November 2002	
JH Sutcliffe (British)	Non-executive director	10 December 2001	

for the year ended 31 December

Company Secretary and registered office

The Company Secretary is Mr GS Nienaber and his address and that of the registered office are as follows:

Business address	**Postal address**
Nedcor Limited	Nedcor Limited
Nedcor Sandton	PO Box 1144
135 Rivonia Road	Johannesburg
Sandown	2000
2196	

Property and equipment

There is no change in the nature of the property and equipment of the group or in the policy regarding their use during the year.

Contracts

No contracts in which directors and officers of the company and its subsidiaries had an interest and that significantly affected the affairs or business of the company, or any of its subsidiaries, were entered into during the year under review, with the exception of contracts for the sale of Edward Nathan & Friedland (ENF) and the acquisition of Peoples Bank minority shareholders interests.

Executive service agreement

Nedcor and Mr MWT Brown entered into an executive service agreement in terms whereof Mr MWT Brown was appointed Chief Financial Officer from 17 June 2004. The agreement may, inter alia, be terminated by either party giving six months notice in writing, but will in the absence of notice, endure until the end of the month in which the executive turns 60.

Insurance

The group has placed cover in the London traditional insurance market up to R1,85 billion in excess of R50 million. Group captive insurers provide cover for losses that may occur below the R50 million level, retaining R150 million and providing an additional R300 million through insurance arrangements in the South African insurance market.

Subsidiary companies

Details of principal subsidiary companies are reflected on page 146 of the annual financial statements.

Special resolutions

Nedcor called a general meeting of its shareholders on 17 March 2004 to obtain approval to increase Nedcor's authorised share capital from 350 million to 600 million ordinary shares and a grant of authority by shareholders to Nedcor's directors to place newly authorised but unissued ordinary shares under the control of the directors to allot new ordinary shares to meet existing contractual requirements, to fund the rights issue and the capitalisation award and to meet Nedcor's obligations in terms of the share incentive scheme.

No special resolutions were proposed or passed by Nedcor's direct subsidiaries during the year under review.

Proposed change of name

The notice of the annual general meeting contains a proposed special resolution to change the name of Nedcor Limited to Nedbank Group Limited. The proposed change to Nedbank Group Limited will align the company's name more closely with that of its principal operating subsidiary, Nedbank Limited.

In this regard, shareholders' attention is drawn to the following:

- existing ordinary share certificates are good for delivery;
- only the long and short name of Nedcor Limited will change as indicated;
- the JSE share code (NED) and ISIN code (ZAE000004875) will remain the same; and
- shareholders will **not** have to surrender their existing share certificates; nor do dematerialised shareholders have to take **any** action.

Post-balance-sheet events

The section 54 approval, to transfer certain assets and liabilities from Peoples Bank Limited to Nedbank Limited, was received from the Minister of Finance during December 2004. The transfer of assets and liabilities to Nedbank Limited was effected post-balance sheet date on 1 February 2005 and the Peoples Bank Limited banking licence was rescinded on that date. Certain assets of R6,7 billion, mainly mortgage loans, have been retained within the old Peoples Bank company, which has been renamed Peoples Mortgage Limited.

Directors' interests

At 31 December the directors' interests in ordinary shares in Nedcor Limited were as follows:

	Beneficial				Non-beneficial	
	Direct		Indirect		Indirect	
Number of shares	2004	2003	2004	2003	2004	2003
CJW Ball	10 000					204
TA Boardman						
MWT Brown			909			
WAM Clewlow			2 849	2 000		
RG Cottrell	523	367				
BE Davison						
N Dennis						
B de L Figaji						
RM Head						
MM Katz			4 273	3 000		
MJ Levett	17 804	12 333				
JB Magwaza	150	105				
ME Mkwanazi	1 647	103				
ML Ndlovu			18 299	12 846		
PF Nhleko						
TH Nyasulu						
JVF Roberts						
CML Savage	8 452	5 863				
JH Sutcliffe						
Total	38 576	18 771	26 330	17 846	–	204

None of the directors had any direct non-beneficial interest in the shares of the company during the year under review.

At 31 December 2004 the directors' interests in respect of the non-redeemable, non-cumulative preference shares of R0,001 each in Nedbank Limited were as follows:

	Beneficial				Non-beneficial	
	Direct		Indirect		Indirect	
Number of shares	2004	2003	2004	2003	2004	2003
CJW Ball	144 300	144 300				
TA Boardman					85 000	85 000
MWT Brown						
WAM Clewlow						
RG Cottrell					29 363	29 363
BE Davison			18 700	18 700		
N Dennis	47 500	47 500				
B de L Figaji						
RM Head						
MM Katz	475 000	475 000			105 000	105 000
MJ Levett						
JB Magwaza						
ME Mkwanazi				10 000		
ML Ndlovu						
PF Nhleko						
TH Nyasulu						
JVF Roberts						
CML Savage			212 700	212 700		
JH Sutcliffe						
Total	666 800	666 800	231 400	241 400	219 363	219 363

None of the directors had any direct non-beneficial interest in the Nedbank preference shares during the year under review.

There has been no material change in directors' interests since 31 December 2004. There are 847 210 (2003: 1 426 830) options outstanding that have been granted to executive directors in terms of the Nedcor Group (1994) Employee Incentive Scheme. Refer to the remuneration report on pages 57 to 63.

Group income statement

for the year ended 31 December

	Notes	2004 Rm	2003* Rm
Interest income	22	**23 825**	28 141
Interest expense	23	**16 258**	21 333
Net interest income		**7 567**	6 808
Non-interest revenue	24	**8 197**	7 953
Foreign currency translation losses		**(372)**	(1 416)
Gross operating income		**15 392**	13 345
Impairment of advances	8.2	**1 416**	2 063
Income after impairment of advances		**13 976**	11 282
Operating expenses	25.1	**11 111**	10 309
Recovery programme expenses		**379**	
Merger expenses		**246**	394
Profit from operations before non-trading and capital items		**2 240**	579
Non-trading and capital items	26	**(510)**	(1 693)
Profit/(Loss) from operations		**1 730**	(1 114)
Attributable earnings of associates and joint ventures	11.2	**147**	132
Profit/(Loss) before taxation		**1 877**	(982)
Taxation	27.1	**576**	390
Taxation on non-trading and capital items	27.2	**(37)**	(38)
Profit/(Loss) after taxation		**1 338**	(1 334)
Minority interest income attributable to:			
Ordinary shareholders		**(135)**	(133)
Preference shareholders		**(229)**	(133)
Income/(Loss) attributable to shareholders		**974**	(1 600)
Earnings per share (cents)	28	**270**	(546)
Diluted earnings per share (cents)	28	**269**	(545)
Headline earnings per share (cents)	28	**401**	19
Diluted headline earnings per share (cents)	28	**400**	19
Dividend declared per share (cents)		**120**	240

** Restated as per note 3.*

Headline earnings reconciliation

for the year ended 31 December

	Notes	2004 Rm	2003 Rm
Income/(Loss) attributable to shareholders		**974**	(1 600)
Less: Non-headline earnings items		**(473)**	(1 655)
Non-trading and capital items	26	**(510)**	(1 693)
Taxation on non-trading and capital items	27.2	**37**	38
Headline earnings		**1 447**	55

Group balance sheet

as at 31 December

	Notes	2004 Rm	2003* Rm
Assets			
Cash and short-term funds	4	**10 050**	12 227
Other short-term securities	5	**16 310**	10 610
Government and other securities	6	**26 224**	21 333
Derivative instruments	33	**27 560**	28 496
Advances	7	**221 128**	210 096
Sundry debtors		**7 881**	7 463
Deferred taxation assets	9	**1 172**	3 074
Current taxation prepaid	10	**196**	256
Investments in associate companies and joint ventures	11	**1 043**	1 627
Other investments	12	**3 456**	3 788
Insurance assets	13	**3 109**	5 152
Property and equipment	14	**2 740**	2 684
Computer software and capitalised development costs	15.1	**1 419**	1 710
Goodwill	15.2	**3 441**	3 762
Customers indebtedness for acceptances		**1 509**	835
Total assets		**327 238**	313 113
Shareholders' equity and liabilities			
Ordinary share capital	16.1	**394**	275
Ordinary share premium		**9 892**	4 801
Reserves		**7 809**	6 571
Ordinary shareholders' equity		**18 095**	11 647
Minority shareholders' equity attributable to:			
Ordinary shareholders		**721**	652
Preference shareholders	16.2	**2 770**	2 802
Total shareholders' equity and minority shareholders' equity		**21 586**	15 101
Deposits, current accounts and other liabilities	17.1	**254 299**	238 404
Sundry creditors	17.2	**10 054**	12 454
Derivative instruments	33	**28 055**	28 206
Deferred taxation liabilities	9	**1 125**	2 731
Current taxation liabilities	10	**193**	144
Insurance funds	18	**3 109**	5 152
Long-term debt instruments	19	**7 308**	10 086
Liabilities under acceptances		**1 509**	835
Total liabilities		**305 652**	298 012
Total shareholders' equity and liabilities		**327 238**	313 113
Guarantees on behalf of customers excluded from assets	20	**10 770**	12 403

** Restated as per note 3.*

Group statement of changes in shareholders' equity

for the year ended 31 December

	Number of ordinary shares	Ordinary share capital Rm	Ordinary share premium Rm
Balance at 31 December 2002	270 577 653	271	4 536
Shares issued for options exercised under the Nedcor Group (1994) Employee Incentive Scheme	4 079 105	4	377
Shares sold by subsidiary	97 667		(111)
Preference shares issued by Nedbank Limited			
Share issue expenses			(1)
Preference share dividend paid			
Loss attributable to shareholders			
Transfer from/(to) reserves			
Release of reserves previously not available*			
Foreign currency translation differences			
Dividends to shareholders			
Release of AC133 available for sale reserve			
Acquisition of subsidiaries			
Other			
Balance at 31 December 2003	**274 754 425**	**275**	**4 801**
Shares issued for options exercised under the Nedcor Group (1994) Employee Incentive Scheme	**2 766 258**	**3**	**168**
Shares issued in terms of rights offer	**114 481 010**	**114**	**5 037**
Other share issues	**2 209 697**	**2**	**102**
Share issue expenses			**(215)**
Shares held by subsidiary	**(240 000)**		**(1)**
Preference share dividend paid			
Preference share cumulative dividend			
Income attributable to shareholders			
Transfer from/(to) reserves			
Release of reserves previously not available*			
Foreign currency translation differences			
Dividends to shareholders			
Fair value adjustments to AC133 available for sale reserve			
Acquisition of subsidiaries			
Other			
Balance at 31 December 2004	**393 971 390**	**394**	**9 892**

** Release of reserves previously not available relates to the difference between the market price and the exercise price of options granted to employees that were exercised in the current year.*

Reserves† not available for distribution Rm	Foreign currency translation reserve Rm	Other†† non-distributable reserves Rm	AC133 available-for-sale reserve Rm	Other††† distributable reserves Rm	Total ordinary shareholders' equity Rm	Preference share capital and premium Rm	Minority interest attributable to ordinary shareholders Rm	Total shareholders' equity Rm
97	(28)	147	15	9 914	14 952	1 987	503	17 442
					381			381
					(111)			(111)
					–	825		825
					(1)	(10)		(11)
					–	(133)		(133)
				(1 600)	(1 600)	133	133	(1 334)
266		(40)		(226)	–			–
(357)					(357)			(357)
	(181)				(181)			(181)
				(1 395)	(1 395)			(1 395)
			(15)		(15)			(15)
					–		36	36
				(26)	(26)		(20)	(46)
6	(209)	107	–	6 667	11 647	2 802	652	15 101
					171			171
					5 151			5 151
					104			104
					(215)			(215)
					(1)			(1)
					–	(229)		(229)
					–	(32)		(32)
				974	974	229	135	1 338
98		39		(137)	–			–
(48)					(48)			(48)
	(57)				(57)			(57)
				(269)	(269)		(15)	(284)
			621		621			621
					–		(38)	(38)
		22		(5)	17		(13)	4
56	(266)	168	621	7 230	18 095	2 770	721	21 586

† *Represents the non-distributable provision for vested share options issued under the Nedcor Group (1994) Employee Incentive Scheme.*

†† *Represents mainly other non-distributable revaluation surplus on capital items.*

††† *Represents the accumulated profits after distributions to shareholders and appropriations of retained earnings to other non-distributable reserves.*

Group cash flow statement

for the year ended 31 December

	Notes	2004 Rm	2003* Rm
Cash flows from operating activities	30.1	**5 582**	5 281
Cash received from clients	30.2	**31 782**	35 699
Cash paid to clients, staff and suppliers	30.3	**(26 570)**	(30 668)
Dividends received on investments		**143**	152
Recoveries on loans previously written off		**227**	98
Change in working funds		**(11 804)**	(14 124)
Increase in operating assets	30.4	**(21 565)**	(13 634)
Increase/(Decrease) in operating liabilities	30.5	**9 761**	(490)
Cash utilised by operating activities before taxation		**(6 222)**	(8 843)
Taxation paid	30.6	**(835)**	(616)
Net cash utilised by operating activities		**(7 057)**	(9 459)
Cash flows from investment activities		**2 836**	2 654
Acquisition of property and equipment		**(948)**	(1 007)
Proceeds on disposal of property and equipment		**277**	145
Net income on investment banking assets		**97**	243
Net proceeds from disposal of investments in associate companies and other investments		**1 642**	552
Net proceeds from disposal of insurance assets		**1 516**	2 739
Disposal of investments in subsidiary companies net of cash	30.7	**343**	236
Acquisition of investments in subsidiary companies net of cash	30.8	**(91)**	(254)
Cash flows from financing activities		**1 903**	2 063
Proceeds from issue of ordinary shares		**5 211**	380
Proceeds from issue of preference shares by Nedbank Limited			815
Shares repurchased by subsidiary company			(111)
Net (decrease)/increase in long-term debt instruments		**(2 778)**	2 507
Dividends paid to ordinary shareholders	30.9	**(269)**	(1 395)
Preference dividends paid		**(261)**	(133)
Effects of exchange rate changes on cash and short-term funds (excluding foreign borrowings)		**141**	362
Net decrease in cash and short-term funds		**(2 177)**	(4 380)
Cash and short-term funds at beginning of year		**12 227**	16 607
Cash and short-term funds at end of year	4	**10 050**	12 227

** Restated as per note 3.*

Balance sheet – classifications of financial instruments

as at 31 December

	2004		2003*	
	Assets Rm	Liabilities Rm	Assets Rm	Liabilities Rm
Fair value	**66 438**	**36 153**	75 741	35 749
Held-for-trading	**63 283**	**36 153**	73 774	35 749
Available-for-sale	**3 155**		1 967	
Amortised cost	**251 832**	**268 181**	225 886	259 388
Originated loans and receivables	**244 759**		224 563	
Held-to-maturity	**7 073**		1 323	
Non-trading liabilities		**268 181**		259 388
Other assets and liabilities	**8 968**	**1 318**	11 486	2 875
Total ordinary shareholders' equity		**21 586**		15 101
	327 238	**327 238**	313 113	313 113

** Restated as per note 3.*

Segmental analysis

for the year ended 31 December

By business/operational	2004 Total average assets Rbn	2003* Total average assets Rbn	2004 Operating income Rm	2003* Operating income Rm	2004 Headline earnings Rm	2003* Headline earnings Rm
Nedbank Corporate	**118**	108	**6 229**	5 715	**2 112**	1 841
Imperial Bank	**15**	10	**836**	786	**83**	116
Nedbank Capital	**61**	68	**2 440**	2 305	**878**	837
Nedbank Retail	**76**	73	**7 662**	7 145	**641**	455
Shared Services	**10**	11	**196**	(139)	**(751)**	(1 116)
Capital Management and Central Funding	**39**	41	**(1 583)**	(2 125)	**(1 516)**	(2 078)
Eliminations	**(20)**	(20)	**(388)**	(342)		
	299	291	**15 392**	13 345	**1 447**	55

By geography	Operating income Rm	Operating income Rm	Headline earnings Rm	Headline earnings Rm
South Africa	**14 236**	11 961	**1 216**	(422)
Business operations	**14 236**	11 961	**2 242**	1 447
Merger and recovery programme expenses**			**(425)**	(320)
Foreign currency translation losses			**(372)**	(1 416)
Minority interest income attributable to preference shareholders			**(229)**	(133)
Rest of Africa	**347**	307	**49**	198
Rest of world	**809**	1 077	**182**	279
Business operations	**809**	1 077	**196**	279
Merger and recovery programme expenses**			**(14)**	
	15 392	13 345	**1 447**	55

* *Restated as per note 3.*

** *Includes tax effect.*

Segmental analysis – Business/Operational reporting

for the year ended 31 December

Rbn	Nedcor 2004	Nedcor 2003*	Nedbank Corporate 2004	Nedbank Corporate 2003*
Average balance sheet				
Cash and short-term funds	13	12	1	
Other short-term securities	11	15	1	1
Government and other securities	21	12	2	2
Derivative instruments***	26	28		
Mortgage loans	90	79	37	32
Leases and instalment debtors	27	21	11	10
Loans and overdrafts	93	100	49	62
Other assets	18	24	17	1
Total assets	299	291	118	108
Total interest-earning assets	242	224	117	107
Current and savings accounts	44	38	17	13
Deposit and other accounts	203	199	92	85
Long-term debt	9	7		
Derivative instruments***	24	28		
Allocated capital	19	19	9	10
Total liabilities	299	291	118	108
Income statement				
Rm				
Net interest income	7 567	6 808	4 061	4 001
Non-interest revenue	8 197	7 953	2 168	1 714
Foreign currency translation losses	(372)	(1 416)		
Gross operating income	15 392	13 345	6 229	5 715
Impairment of advances	1 416	2 063	266	564
Income after impairment of advances	13 976	11 282	5 963	5 151
Operating expenses	11 041	10 305	2 944	2 704
Fees to alliance partners	70	4		
Merger expenses	246	394	31	7
Recovery programme expenses	379		114	
Profit/(Loss) from operations	2 240	579	2 874	2 440
Attributable earnings of associates and joint ventures	147	132	33	5
Profit/(Loss) before taxation	2 387	711	2 907	2 445
Taxation	576	390	768	603
Profit/(Loss) after taxation	1 811	321	2 139	1 842
Minority interest income attributable to:				
Ordinary shareholders	135	133	27	1
Preference shareholders	229	133		
Headline earnings	1 447	55	2 112	1 841
Selected ratios				
%				
Return on average assets	0,45	0,02	1,79	1,70
Return on average equity	9,22	0,38	23,43	18,96
Interest margin	3,13	3,04	3,47	3,73
Impairments to net interest income	18,70	30,30	6,60	14,10
Non-interest revenue to gross income	52,00	53,90	34,80	30,00
Efficiency ratio**	74,50	72,50	49,60	47,40
Effective tax rate**	20,90	18,30	26,40	24,70
Staff complement (actual)	21 103	24 205	4 074	4 651

* *Restated as per note 3.*

** *Excluding foreign currency translation losses.*

*** *Derivatives are reported and managed on a net basis within Nedbank Capital and Nedbank Corporate. However, the gross-up for derivatives is disclosed in Capital Management and Central Funding.*

Segmental analysis – Business/Operational reporting continued

for the year ended 31 December

Rbn	Nedbank Capital 2004	Nedbank Capital 2003*	Imperial Bank 2004	Imperial Bank 2003*
Average balance sheet				
Cash and short-term funds	6	6		
Other short-term securities	7	11		
Government and other securities	13	10		
Derivative instruments***				
Mortgage loans			4	4
Leases and instalment debtors			10	6
Loans and overdrafts	27	21	1	
Other assets	8	20		
Total assets	61	68	15	10
Total interest-earning assets	54	60	14	10
Current and savings accounts	1	1		
Deposit and other accounts	57	64	13	9
Long-term debt			1	
Derivative instruments***				
Allocated capital	3	3	1	1
Total liabilities	61	68	15	10
Income statement				
Rm				
Net interest income	931	585	619	575
Non-interest revenue	1 509	1 720	217	211
Foreign currency translation losses				
Gross operating income	2 440	2 305	836	786
Impairment of advances	65	182	245	232
Income after impairment of advances	2 375	2 123	591	554
Operating expenses	1 090	902	402	339
Fees to alliance partners	19	36		
Merger expenses		27		
Recovery programme expenses	52			
Profit/(Loss) from operations	1 214	1 158	189	215
Attributable earnings of associates and joint ventures				
Profit/(Loss) before taxation	1 214	1 158	189	215
Taxation	334	321	24	(17)
Profit/(Loss) after taxation	880	837	165	232
Minority interest income attributable to				
Ordinary shareholders	2		82	116
Preference shareholders				
Headline earnings	878	837	83	116
Selected ratios				
%				
Return on average assets	1,44	1,23	0,55	1,16
Return on average equity	30,87	33,42	11,33	16,70
Interest margin	1,71	0,97	4,47	5,53
Impairments to net interest income	7,00	31,10	39,60	40,40
Non-interest revenue to gross income	61,80	74,60	26,00	26,80
Efficiency ratio**	47,60	41,90	48,10	43,10
Effective tax rate**	27,50	27,70	12,80	(7,90)
Staff complement (actual)	602	853	753	643

* *Restated as per note 3.*

** *Excluding foreign currency translation losses.*

*** *Derivatives are reported and managed on a net basis within Nedbank Capital and Nedbank Corporate. However, the gross-up for derivatives is disclosed in Capital Management and Central Funding.*

Rbn	Nedbank Retail 2004	Nedbank Retail 2003*	Shared Services 2004	Shared Services 2003*
Average balance sheet				
Cash and short-term funds	1	1	1	1
Other short-term securities	3	3		
Government and other securities				
Derivative instruments***				
Mortgage loans	49	43		
Leases and instalment debtors	6	5		
Loans and overdrafts	12	12		
Other assets	5	9	9	10
Total assets	76	73	10	11
Total interest-earning assets	69	64	1	2
Current and savings accounts	26	24		
Deposit and other accounts	45	44	9	10
Long-term debt				
Derivative instruments***				
Allocated capital	5	5	1	1
Total liabilities	76	73	10	11
Income statement				
Rm				
Net interest income	3 816	3 672	(375)	(536)
Non-interest revenue	3 846	3 473	571	397
Foreign currency translation losses				
Gross operating income	7 662	7 145	196	(139)
Impairment of advances	930	937	25	(2)
Income after impairment of advances	6 732	6 208	171	(137)
Operating expenses	5 742	5 562	1 102	843
Fees to alliance partners	51	(32)		
Merger expenses	17	91	198	267
Recovery programme expenses	79		134	
Profit/(Loss) from operations	843	587	(1 263)	(1 247)
Attributable earnings of associates and joint ventures	10	18	103	109
Profit/(Loss) before taxation	853	605	(1 160)	(1 138)
Taxation	194	135	(411)	(23)
Profit/(Loss) after taxation	659	470	(749)	(1 115)
Minority interest income attributable to:				
Ordinary shareholders	18	15	2	1
Preference shareholders				
Headline earnings	641	455	(751)	(1 116)
Selected ratios				
%				
Return on average assets	0,84	0,62		
Return on average equity	12,79	9,74		
Interest margin	5,56	5,78		
Impairments to net interest income	24,40	25,50		
Non-interest revenue to gross income	50,20	48,60		
Efficiency ratio**	76,90	78,70		
Effective tax rate**	22,70	22,30		
Staff complement (actual)	6 696	7 263	8 959	10 762

* *Restated as per note 3.*

** *Excluding foreign currency translation losses.*

*** *Derivatives are reported and managed on a net basis within Nedbank Capital and Nedbank Corporate. However, the gross-up for derivatives is disclosed in Capital Management and Central Funding.*

Segmental analysis – Business/Operational reporting continued

for the year ended 31 December

Rbn	Capital Management and Central Funding 2004	Capital Management and Central Funding 2003*	Eliminations 2004	Eliminations 2003*
Average balance sheet				
Cash and short-term funds	4	4		
Other short-term securities				
Government and other securities	5		1	
Derivative instruments***	26	28		
Mortgage loans				
Leases and instalment debtors				
Loans and overdrafts	4	5		
Other assets		4	(21)	(20)
Total assets	39	41	(20)	(20)
Total interest-earning assets	9	3	(22)	(22)
Current and savings accounts				
Deposit and other accounts	6	5	(19)	(18)
Long-term debt	8	7		
Derivative instruments***	24	28		
Allocated capital	1	1	(1)	(2)
Total liabilities	39	41	(20)	(20)
Income statement				
Rm				
Net interest income	(1 485)	(1 489)		
Non-interest revenue	274	780	(388)	(342)
Foreign currency translation losses	(372)	(1 416)		
Gross operating income	(1 583)	(2 125)	(388)	(342)
Impairment of advances	(115)	150		
Income after impairment of advances	(1 468)	(2 275)	(388)	(342)
Operating expenses	149	297	(388)	(342)
Fees to alliance partners				
Merger expenses		2		
Recovery programme expenses				
Profit/(Loss) from operations	(1 617)	(2 574)	–	–
Attributable earnings of associates and joint ventures	1			
Profit/(Loss) before taxation	(1 616)	(2 574)	–	–
Taxation	(333)	(629)		
Profit/(Loss) after taxation	(1 283)	(1 945)	–	–
Minority interest income attributable to:				
Ordinary shareholders	4			
Preference shareholders	229	133		
Headline earnings	(1 516)	(2 078)	–	–
Selected ratios				
%				
Return on average assets				
Return on average equity				
Interest margin				
Impairments to net interest income				
Non-interest revenue to gross income				
Efficiency ratio**				
Effective tax rate**				
Staff complement (Actual)	19	33		

* *Restated as per note 3.*

** *Excluding foreign currency translation losses.*

*** *Derivatives are reported and managed on a net basis within Nedbank Capital and Nedbank Corporate. However, the gross-up for derivatives is disclosed in Capital Management and Central Funding.*

Geographical segmental reporting

for the year ended 31 December

Rm	Nedcor 2004	Nedcor 2003*	South Africa 2004	South Africa 2003*	Rest of Africa 2004	Rest of Africa 2003*	Rest of world 2004	Rest of world 2003*
Income statement								
Net interest income	**7 567**	6 808	**6 995**	6 322	**301**	163	**271**	323
Non-interest revenue	**8 197**	7 953	**7 613**	7 055	**46**	144	**538**	754
Foreign currency translation losses	**(372)**	(1 416)	**(372)**	(1 416)				
Gross operating income	**15 392**	13 345	**14 236**	11 961	**347**	307	**809**	1 077
Impairment of advances	**1 416**	2 063	**1 352**	2 033	**35**	6	**29**	24
Income after impairment of advances	**13 976**	11 282	**12 884**	9 928	**312**	301	**780**	1 053
Operating expenses	**11 041**	10 305	**10 215**	9 408	**266**	167	**560**	730
Fees to alliance partners	**70**	4	**70**	4				
Merger expenses	**246**	394	**246**	394				
Recovery programme expenses	**379**		**359**				**20**	
Profit from operations	**2 240**	579	**1 994**	122	**46**	134	**200**	323
Attributable earnings of associates and joint ventures	**147**	132	**106**	38	**41**	94		
Profit before taxation	**2 387**	711	**2 100**	160	**87**	228	**200**	323
Taxation	**576**	390	**541**	337	**27**	24	**8**	29
Profit/(Loss) after taxation	**1 811**	321	**1 559**	(177)	**60**	204	**192**	294
Minority interest income attributable to:								
Ordinary shareholders	**(135)**	(133)	**(114)**	(112)	**(11)**	(6)	**(10)**	(15)
Preference shareholders	**(229)**	(133)	**(229)**	(133)				
Headline earnings	**1 447**	55	**1 216**	(422)	**49**	198	**182**	279

** Restated as per note 3.*

Notes to the annual financial statements

for the year ended 31 December

1 Significant accounting policies

The consolidated financial statements are prepared in accordance with, and comply with, South African Statements of Generally Accepted Accounting Practice and the requirements of the South African Companies Act and the South African Banks Act. The annual financial statements are prepared on the historical-cost basis, except for certain financial assets and liabilities in respect of which the group adopts the fair-value basis of accounting. These assets and liabilities include:

- financial assets and liabilities held for short-term trading;
- financial assets classified as available-for-sale;
- derivative financial instruments; and
- financial instruments elected to be carried at fair value.

The accounting policies adopted and applied are set out below and are in all material respects consistent with those of the previous year, except for the adoption of IFRS 3, Business Combinations, which was applied prospectively for business combinations after 31 March 2004.

The accounting policies of the subsidiaries are consistent with those of the holding company.

1.1 Consolidated financial statements

The group annual financial statements comprise Nedcor Limited and its subsidiaries (referred to as 'the group') and the group's interest in associates and joint ventures.

1.1.1 Investments in subsidiary companies

Subsidiary companies are those entities controlled by the group. Control exists when the group has the power, directly or indirectly, to govern the financial and operating policies of entities so as to obtain benefits from their activities. Special purpose entities are consolidated when the substance of the relationship between the group and the special-purpose entity indicates that the special-purpose entity is controlled by the group.

The financial statements of all subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases.

1.1.2 Investments in associate companies

Associate companies are those entities which the group has the ability to significantly influence, but not control, the financial and operating policies. The equity method of accounting for associates is adopted in the group financial statements. In applying the equity method, the carrying amount reflected in the group financial statements include the group's share of the accumulated retained earnings and movements in the reserves of associates, from the date that significant influence commences until the date that significant influence ceases. When the group's share of losses exceeds the carrying amount of the associate, the carrying amount is reduced to nil and recognition of further losses is discontinued except to the extent that the group has incurred or guaranteed obligations in respect of the associate.

Goodwill arising on the acquisition of associates is included in the carrying amount of the associate and is treated in accordance with the group's accounting policy for goodwill. The carrying values of investments in associate companies are adjusted for the amortisation of goodwill.

The group's share of associates' retained earnings and reserves is determined from the associates' latest audited or unaudited financial information. Where financial statements with a different reporting date are used, adjustments are made for the effects of any significant events or transactions between the group and the associate that occur between the date of the associate's financial statements and the date of the group's financial statements.

1.1.3 Investments in joint ventures

Joint ventures are those enterprises over which the group exercises joint control in terms of a contractual agreement. Joint ventures are accounted for by utilising the equity method of accounting, as outlined in 1.1.2 above.

1.1.4 Transactions eliminated on consolidation

Intragroup balances and transactions, and profits and losses arising from intragroup transactions, are eliminated in preparing the group financial statements. Unrealised losses are not eliminated to the extent that they provide evidence of impairment.

1.1.5 *Goodwill and negative goodwill*

Goodwill arises as the excess of the cost of an acquisition over the group's interest in the fair value of the identifiable assets and liabilities of subsidiaries and associates and joint ventures acquired. Goodwill is carried at cost less accumulated amortisation and accumulated impairment losses, and is amortised on a straight-line basis over its estimated useful life not exceeding 20 years. Any gain or loss on the disposal of an interest in an entity includes the carrying amount of goodwill relating to the disposal of that interest.

For all business combinations that occurred subsequent to 31 March 2004 this goodwill is not amortised but subject to an annual impairment test.

Negative goodwill arising on an acquisition represents any excess of the fair value of the group's share of the identifiable net assets acquired over the cost of the acquisition. To the extent that negative goodwill relates to an expectation of future losses and expenses that are identified in the plan of acquisition and can be measured reliably, but do not represent identifiable liabilities at the date of acquisition, it is recognised in the income statement when the future losses and expenses are recognised. Any remaining negative goodwill, not exceeding the fair values of the identified acquired depreciable assets, is recognised in the income statement over the weighted average useful life of the identified depreciable/amortisable non-monetary assets. The balance of negative goodwill in excess of the fair values of the identified acquired depreciable assets is recognised immediately in the income statement.

1.2 **Financial instruments**

Financial instruments as reflected on the balance sheet include all assets and liabilities, including derivative instruments, but exclude investments in subsidiaries, associated companies and joint ventures, employee benefit plans, property and equipment, deferred taxation, taxation payable, intangible assets and goodwill. AC133, Financial Instruments: Recognition and Measurement requires all financial instruments to be classified into one of four categories:

- *Originated loans and receivables and non-trading liabilities*

  The bank has classified the bulk of its financial assets and liabilities as 'originated loans' and 'non-trading liabilities', which are carried at amortised cost.

- *Held-for-trading*

  AC133 requires certain financial instruments to be measured at their fair value. This includes all derivatives and instruments held for trading purposes. Trading instruments (whether assets or liabilities) are those that the group principally holds for the purpose of short-term profit taking. All derivatives in a net receivable position, as well as options purchased, are reported as trading assets. All derivatives in a net payable position, as well as options written, are reported as trading liabilities. As permitted under AC133 the group has elected to designate certain financial instruments at their fair value to reflect the match between such items and their hedge. The fair-value adjustment required in respect of the above financial instruments is recognised in the income statement.

- *Held-to-maturity*

  Held-to-maturity investments are financial assets with fixed or determinable payments and fixed maturity that the group has the intent and ability to hold to maturity, other than those that upon initial recognition were designated as held-for-trading or available-for-sale, or that meet the definition of originated loans and receivables. Such investments are measured at amortised cost, using the effective interest rate method, less any impairment.

- *Available-for-sale*

  Financial assets are classified as available-for-sale where the intention, origination and designation of the instrument do not fall within the ambit of the other financial asset classifications. Available-for-sale instruments are typically assets that are held for a longer period and in respect of which short-term fluctuations in value do not affect the group's hold or sell decision. The bank recognises fair-value gains and losses on these investments directly in equity along with the associated deferred taxation. However, when available-for-sale equity instruments are determined to be impaired to the extent that the fair value declines below its original cost, the resultant losses are recognised in the income statement.

Recognition

The group recognises financial assets held-for-trading and available-for-sale assets on the date it becomes party to the contractual provisions to purchase the assets and applies trade date accounting for 'regular way' purchases and sales.

1 Significant accounting policies (continued)

From this date any gains or losses arising from changes in fair value of the assets are recognised. Held-to-maturity loans and originated loans and receivables are recognised on the day they are transferred to the group or the day the funds are advanced.

Measurement

Financial instruments are measured initially at cost, including transaction costs. Subsequent to initial recognition all trading instruments and all available-for-sale assets are measured at fair value, except that any instrument that does not have a quoted market price in an active market and whose fair value cannot be reliably measured is stated at cost, including transaction costs, less impairment losses.

All non-trading financial liabilities, originated loans and receivables and held-to-maturity assets are measured at amortised cost, less impairment losses. Amortised cost is calculated on the effective interest rate method. Premiums and discounts, including initial transaction costs, are included in the carrying amount of the related instrument and amortised, based on the effective interest rate of the instrument.

Fair-value measurement principles

The fair value of financial instruments is based on their quoted market price at the balance sheet date without any deduction for transaction costs. If a quoted market price is not available, the fair value of the instrument is estimated using pricing models or discounted cash flow techniques. Where discounted cash flow techniques are used, estimated future cash flows are based on management's best estimates and the discount rate is a market-related rate at the balance sheet date for an instrument with similar terms and conditions. Where pricing models are used, inputs are based on market-related measures at the balance sheet date.

The fair value of derivatives of non-exchange-traded instruments is estimated at the amount that the group would receive or pay to terminate the contract at the balance sheet date taking into account current market conditions and the current creditworthiness of the counterparties.

Embedded derivatives

An embedded derivative arises when derivatives are a component of a financial instrument in such a way that the cash flows in respect of the instrument vary in a similar way to those in respect of a standalone derivative. Where the value of embedded derivatives can be reliably measured, embedded derivatives are accounted for separately at their fair value. Where the embedded derivative cannot be separated, the entire financial instrument is accounted for at fair value.

Gains and losses on subsequent measurement

Gains and losses arising from a change in the fair value of available-for-sale assets are recognised directly in equity. When the financial assets are sold, collected or otherwise disposed of, the cumulative gain or loss recognised in equity is transferred to the income statement. Gains and losses arising from a change in the fair value of trading instruments are recognised in the income statement.

Impairments for credit losses

A financial instrument is impaired if its carrying value is greater than its estimated recoverable amount. When an advance is uncollectable, it is written off against the related impairment. Subsequent recoveries are credited to the income statement in the period in which it occurred. Advances are written off once all reasonable attempts at collection have been made and there is no probable likelihood of collection. If the amount of the impairment subsequently decreases due to an event occurring after the initial impairment, the reversal is reflected in the income statement in the period in which it occurred.

Specific advances impairment

The group creates a specific impairment when there is objective evidence that it will not be able to collect all amounts due. The amount of such impairment is the difference between the carrying amount and the recoverable amount, calculated as the present value of expected future cash flows, including amounts recoverable from guarantees and collateral, discounted at the effective interest rate at the inception of the advance.

Portfolio impairment

The group creates a portfolio impairment where there is objective evidence that components of the advances portfolio contain probable losses at the balance sheet date, which will only be identified in the future, or where there is insufficient

reliable data to determine whether such losses exist. The estimated probable losses are based on historical information and take into account historical patterns of losses in each component, the credit ratings allocated to the borrowers and the current economic climate in which the borrowers operate.

Specific instruments

1.2.1 *Cash and short-term funds*

Cash and short-term funds comprise coins and bank notes, money at call and short notice and balances with central banks.

1.2.2 *Life assurance operations*

Securities and other investments held by life assurance operations are stated at fair value. Gains and losses on the remeasurement to fair value are included in the insurance underwriting surplus, which forms part of non-interest revenue in the income statement. Gains and losses realised on these investments are also included in the insurance underwriting surplus.

1.2.3 *Properties in possession*

Unsold properties in possession are included under advances and are accounted for as originated loans and carried at the lower of amortised cost or recoverable amount.

1.3 **Provisions**

Provisions are recognised when the group has a present legal or constructive obligation as a result of past events, for which it is probable that an outflow of economic benefits will occur, and where a reliable estimate can be made of the amount of the obligation.

1.3.1 *Onerous contracts*

A provision for onerous contracts is recognised when the expected benefits to be derived by the group from a contract are lower than the unavoidable cost of meeting the obligations under the contract.

1.3.2 *Leave pay*

The provision for leave pay represents the present obligation that the group has to pay as a result of employees' services provided to the balance sheet date. The provision is measured as the amount that the group expects to pay as a result of the unused leave entitlement that has accumulated at the balance sheet date, taking into account the undiscounted amount of current costs to employer per employee.

1.4 **Property and equipment**

Freehold land is carried at cost less accumulated impairment losses. Other items of property (both owner-occupied and investment properties) and equipment are carried at cost less accumulated depreciation and accumulated impairment losses.

Depreciation is provided on the straight-line basis on all items of property and equipment, other than freehold land, over the estimated useful lives of these assets.

The relevant estimated useful lives of items of property and equipment are as follows:

- Freehold buildings: 50 years
- Leasehold improvements: 10 – 20 years
- Computer equipment: 3 – 5 years
- Furniture and other equipment: 4 – 10 years
- Vehicles: 3 – 6 years

Subsequent expenditure relating to an item of property and equipment is capitalised when it is probable that future economic benefits from the use of the asset will be increased beyond its original assessed standard of performance. All other subsequent expenditure is recognised as an expense in the period in which it is incurred. Surpluses or deficits on the disposal of property and equipment are recognised in the income statement. The surplus or deficit is the difference between the net disposal proceeds and the carrying amount of the asset.

1.5 **Computer software and capitalised development costs**

Expenditure on research activities, undertaken with the prospect of gaining new scientific or technical knowledge and understanding and expenditure on internally generated goodwill and brands are recognised in the income statement as an expense as incurred.

1 Significant accounting policies (continued)

Expenditure on computer software and other development activities, whereby set procedures and processes are applied to a project for the production of new or substantially improved products and processes, is capitalised if the computer software and other developed products or processes are technically and commercially feasible and the group has sufficient resources to complete development. The expenditure capitalised includes the cost of materials, and directly attributable staff and other costs. Computer development expenditure is amortised only once the relevant software has been commissioned. Capitalised software is stated at cost, less accumulated amortisation and impairment losses. Computer development expenditure, which has not yet been commissioned, is stated at cost less impairment losses.

Amortisation on computer software and development costs is charged to the income statement on a straight-line basis over the estimated useful lives of these assets, not exceeding five years.

Subsequent expenditure relating to computer software is capitalised when it is probable that future economic benefits from the use of assets will be increased beyond its original assessed standard of performance. All other subsequent expenditure is recognised as an expense in the period in which it is incurred. Surpluses or deficits on the disposal of computer software are recognised in the income statement. The surplus or deficit is the difference between the net disposal proceeds and the carrying amount of the asset.

1.6 Impairment of assets

The carrying amounts of the group's assets are reviewed at each balance sheet date to determine whether there is any indication of impairment, in which case their recoverable amounts are estimated.

An impairment loss is recognised in the income statement whenever the carrying amount of an asset exceeds its recoverable amount. A previously recognised impairment loss will be reversed if the recoverable amount increases as a result of a change in the estimates used previously to determine the recoverable amount, but not to an amount higher than the carrying amount that would have been determined, net of depreciation or amortisation, had no impairment loss been recognised in prior periods. For goodwill a recognised impairment loss is not reversed, unless the impairment loss was caused by a specific external event of an exceptional nature that is not expected to recur and the increase clearly relates to the reversal of the effect of that specific event.

The recoverable amount of an asset is the higher of its net selling price and its value in use. Net selling price is determined by ascertaining the current market value of an asset and deducting any costs related to the realisation of the asset.

In assessing value-in-use, the expected future cash flows from the asset are discounted to their present value using a pretax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For an asset whose cash flows are largely dependent on those of other assets, the recoverable amount is determined for the cash-generating unit to which the asset belongs.

1.7 Leases

The following accounting policies apply in respect of leases where a group company is the lessee:

1.7.1 Finance leases

Leases that transfer substantially all of the risks and rewards of ownership of the underlying asset to the group are classified as finance leases. Assets acquired in terms of finance leases are capitalised at the lower of fair value and the present value of the minimum lease payments at inception of the lease, and amortised over the estimated useful life of the asset. The capital element of future obligations under the leases is included as a liability in the balance sheet. Lease payments are allocated using the effective interest rate method to determine the lease finance cost, which is charged against income over the lease period, and the capital repayment, which reduces the liability to the lessor. Finance leases where the group is the lessor are included in advances.

1.7.2 Operating leases

Leases where the lessor retains the risks and rewards of ownership of the underlying asset are classified as operating leases. Payments made under operating leases are recognised in the income statement on a straight-line basis over the period of the lease.

1.8 **Taxation**

Current taxation comprises taxation payable, calculated on the basis of the expected taxable income for the year, using the tax rates enacted at the balance sheet date, and any adjustment of taxation payable for previous periods.

Deferred taxation is provided using the balance sheet liability method, based on temporary differences. Temporary differences are differences between the carrying amounts of assets and liabilities for financial reporting purposes and their tax base. The amount of deferred taxation provided is based on the expected manner of realisation or settlement of the carrying amount of assets and liabilities using tax rates enacted at the balance sheet date. Deferred taxation is charged to the income statement except to the extent that it relates to a transaction that is recognised directly in equity or a business combination that is an acquisition. The effect on deferred taxation of any changes in tax rates is recognised in the income statement, except to the extent that it relates to items previously charged or credited directly to equity.

A deferred-tax asset is recognised to the extent that it is probable that future taxable income will be available, against which the associated unutilised tax losses and deductible temporary differences can be used. Deferred-tax assets are reduced to the extent that it is no longer probable that the related tax benefits will be realised. This reduction is recognised in either the income statement or directly in equity, depending on how the deferred tax asset was initially raised.

1.9 **Foreign currency**

1.9.1 Foreign currency transactions

Transactions in foreign currencies are recorded at the rate of exchange ruling at the transaction date. Monetary assets and liabilities denominated in foreign currencies are translated at the rates of exchange ruling at the balance sheet date. Gains and losses arising on translation are recognised in the income statement. Foreign exchange trading positions, including spot and forward exchange contracts, are valued at current market rates taking maturity profiles into account, and resultant profits or losses are recognised in the income statement in the period in which they are incurred.

1.9.2 Foreign-operation financial statements

A foreign operation is a subsidiary, associate, joint venture or branch of Nedcor Limited, the activities of which are based or conducted in a country other than South Africa.

A foreign entity is a foreign operation, the activities of which are not an integral part of those of the reporting enterprise. Foreign-entity financial statements are translated into the reporting currency as follows:

- assets and liabilities are translated at rates of exchange ruling at the balance sheet date; and
- income, expenditure and cash flow items are translated at the weighted average exchange rates for the period in which the transaction occurred.

Exchange differences arising from the translation of a foreign entity are taken directly to a foreign currency translation reserve disclosed as part of non-distributable reserves. Goodwill and fair-value adjustments arising on the acquisition of a foreign entity are translated at the closing rate.

Integrated foreign-operation financial statements are translated into the reporting currency as follows:

- transactions and resulting non-monetary items are translated at the exchange rate ruling at the transaction date;
- income statement items are translated at the appropriate weighted average exchange rates for the period in which the transaction occurred; and
- monetary assets and liabilities are translated at rates of exchange ruling at the balance sheet date.

Translation gains and losses arising from the translation of integrated foreign operations are recognised in the income statement for the period in which the translation arises.

1.10 **Borrowing costs**

Borrowing costs that are directly attributable to qualifying assets are capitalised up to the date that the assets are substantially complete. Qualifying assets are those that necessarily take a substantial period to prepare for their intended use or sale. All other borrowing costs are expensed in the period in which they are incurred.

1.11 **Segment reporting**

A segment is defined as a distinguishable component of the group that is engaged in providing products or services (operation segment), which are subject to risks and rewards that are different from those of other segments. Segments with a majority

1 Significant accounting policies (continued)

of revenue earned from charges to external clients and whose revenue, results or assets are 10% or more of all segments are reported separately. Segment reporting is based on the group's internal organisational and management structure and its system of internal financial reporting.

Segment results include revenue, impairments, expenses and taxes directly attributable to a segment and the relevant portion of enterprise revenue and expenses that can be allocated on a reasonable basis to a segment, whether from external transactions or from transactions with other group segments. Intersegment transfer pricing is based on cost. Segment assets and liabilities comprise those operating assets and liabilities that are directly attributable to a segment or can be allocated to the segment on a reasonable basis.

1.12 Employee benefits

The group offers post-employment benefits, comprising retirement benefits and post-retirement medical benefits, to employees and their dependants in terms of various defined-contribution and defined-benefit plans.

1.12.1 Defined-contribution plans

Benefits offered in terms of defined-contribution plans comprise retirement benefits. Contributions to defined-contribution plans are recognised as an expense in the income statement when the employee becomes entitled to them.

1.12.2 Defined-benefit plans

Benefits offered in terms of defined-benefit plans comprise retirement benefits and post-retirement medical benefits. The group's defined-benefit obligation in respect of each plan is calculated by estimating the amount of future benefit that the employees have earned, in return for their service in the current and prior periods, in terms of each plan. That benefit is discounted to determine the present value, and the fair value of any plan assets are deducted. The discount rate is the yield at balance sheet date on government bonds that have maturity dates approximating the term of the group's obligation. The calculation is performed by a qualified actuary using the projected-unit credit method. The present value of the defined-benefit obligation and the fair value of any plan assets are determined with sufficient regularity so that the amounts recognised in the financial statements do not differ materially from the amounts that would be determined at the balance sheet date.

In calculating the group's obligation in respect of a plan, to the extent that any cumulative unrecognised actuarial gain or loss at the beginning of the year exceeds 10% of the greater of the present value of the defined-benefit obligation at the beginning of the year (before deducting the fair value of plan assets) and the fair value of plan assets at the beginning of the year, that portion is recognised in the income statement over the expected average remaining working lives of the employees participating in the plan. Otherwise, the actuarial gain or loss is not recognised in the income statement in the period in which it is incurred.

Where the calculation results in a benefit to the group, the recognised asset is limited to the total of any cumulative unrecognised net actuarial losses and past-service costs and the present value of any economic benefits available in the form of refunds from the plan or reductions in future contributions to the plan. The following are recognised immediately to the extent that they arise while a defined-benefit asset is determined but not recognised in part or in full:

- Net actuarial losses and past-service costs of the current period to the extent that they exceed any reduction in the present value of the economic benefits specified above. If there is no change or an increase in the present value of the economic benefits, the entire net actuarial losses of the current period and past-service costs of the current period are recognised immediately.
- Net actuarial gains of the current period after the deduction of past-service costs of the current period to the extent that they exceed any increase in the present value of the economic benefits specified above. If there is no change or a decrease in the present value of the economic benefits, the entire net actuarial gains of the current period after the deduction of past-service costs of the current period are recognised immediately.

1.12.3 Equity compensation benefits

The group grants share options to employees under an employee share incentive scheme. Other than costs incurred in administering the scheme, which are expensed as incurred, the scheme does not result in any expense to the group other than a dilution in earnings per share when the shares are issued.

1.13 Managed funds and trust activities

Certain companies in the group operate unit trusts, hold and invest funds on behalf of clients and act as trustees and in other fiduciary capacities. Assets and liabilities representing such activities are not included on the balance sheet, as these relate

directly to clients. The values of these items are disclosed in note 31. Income from these activities is brought to account over the period to which the service relates.

1.14 Share capital

1.14.1 Preference share capital

Preference share capital is classified as equity if it is non-redeemable and any dividends are discretionary at the option of the directors. Preference share capital is classified as a liability if it is redeemable on a specific date or at the option of the shareholders and dividends thereon are recognised in the income statement as an interest expense.

1.14.2 Repurchase of share capital

When share capital recognised as equity is repurchased, the amount of the consideration paid, including directly attributable costs, is recognised as a change in equity. Shares repurchased by the issuing company are cancelled. Shares repurchased by group companies are classified as treasury shares, and held at cost. These shares are treated as a deduction from the issued and weighted average number of shares and the cost price of the shares is presented as a deduction from total equity. The par value of the shares is presented as a deduction from ordinary share capital and the remainder of the cost is presented as a deduction from ordinary share premium. Dividends received on treasury shares are eliminated on consolidation.

1.14.3 Dividends

Dividends are recognised as a liability in the period in which they are declared.

1.15 Revenue recognition

The group's revenue relates mainly to banking activities and comprises the following:

1.15.1 Interest income and expense

Interest income and expense are recognised in the income statement on the effective interest rate method taking into account the expected timing and amount of cash flows. Interest income and expense include the amortisation of any discount or premium or other differences between the initial carrying amount of an interest-bearing instrument and its amount at maturity calculated on an effective interest rate basis. Interest income includes income in respect of government grants received as compensation for subsidised interest on advances to exporters in line with the conditions set out in the South African export credit support agreement.

1.15.2 Non-interest revenue

Non-interest revenue includes commission and fees, exchange and securities trading income, dividends from investments and net gains on the sale of investment banking assets. The net non-interest revenue from non-banking activities comprises property development, insurance-related activities and computer-related services.

Non-interest revenue as defined above is recognised in the income statement when the amount of revenue from the transaction or service can be measured reliably, it is probable that the economic benefits of the transaction or service will flow to the group and the costs associated with the transaction or service can be measured reliably.

1.16 Offsetting

Financial assets and liabilities are offset, and the net amount reported in the balance sheet, when there is a legally enforceable right to set off the recognised amounts and the intention is to settle the amounts on a net basis or realise the asset and settle the liability simultaneously.

1.17 Life assurance operations

Provision is made for outstanding premiums due on policies accepted at the balance sheet date, net of reinsurance premiums and adjusted for reinsurance commissions. The life assurance fund represents net revenue from business for the current and all prior years as a reserve against future claims. Commission paid in acquiring business is expensed in the period incurred.

In terms of AC133, policyholder contracts that do not transfer significant insurance risk are classified as investment contracts and reflected in the financial statements at fair value, with changes in fair value being accounted for in the income statement.

These contracts are disclosed as 'Policyholder liabilities under investment contracts'. The premium income, benefit payments, investment income, commissions and taxation relating to the assets backing these investment contracts, have been excluded

1 Significant accounting policies (continued)

from the income statement and accounted for directly against the liability. Fees earned from these products are disclosed separately in the income statement.

1.18 Comparative figures

Comparative figures are restated, where necessary, to afford a proper comparison. Such restatements are explained in note 3.

2 Related-party information

2.1 Parent company

The holding company of Nedcor Limited is Old Mutual Life Assurance Company (SA) Limited (Old Mutual South Africa) and associates, which hold 51,92% of the company's ordinary shares. The ultimate holding company is Old Mutual plc, incorporated in the United Kingdom, England and Wales.

2.2 Identity of related parties with whom material transactions have occurred

Material subsidiaries of the group are identified on page 146 and the associates and joint ventures on page 144. All of these entities are related parties.

2.3 Material related-party transactions

Nedcor Limited and its subsidiaries, in the ordinary course of business, enter into various financial services transactions with associates, joint ventures and other entities within the greater Nedcor and Old Mutual group. These transactions are governed by terms no less favourable than those arranged with third parties.

- Loans to and from related parties with the company (see page 146).
- Long-term debt instrument with Old Mutual South Africa of R2 005 million was repaid on 13 May 2004.
- Rights offer fees paid to Old Mutual South Africa and Old Mutual plc, R89 million and R8 million respectively.
- Sale of the ENF (Pty) Limited business to Edward Nathan for R50 million at a loss to the group of R21 million.
- Dr Holsboer Benefit Fund (first time consolidation of the trust during the current year) owns 240 000 Nedcor Limited shares, which are treated as treasury shares.
- Dividends paid to ultimate holding company – R137 million (2003: R710 million).
- Interest income and expenditure.
- Fees and commission.

2.4 Director and director-related entities

Details of directors' shareholdings in the company are disclosed in the directors' report (see page 89). There are no material contracts with directors other than regarding the directors' emoluments (see pages 57 to 63).

3 Restatement of comparatives

The following restatements have been made to the 31 December 2003 comparative financial statements:

3.1 **Gross-up of assets**

Sundry debtors and creditors have been restated for the gross-up of R529 million in non-qualifying pension fund assets.

3.2 **Reclassification of transaction taxes**

Transaction taxes have been reclassified to operating expenses to better reflect the nature of the taxes paid. This has resulted in an increase of R359 million in operating expenses and a reduction of R359 million in taxation.

3.3 **Segmental reporting**

Comparative results for 2003 have been restated to take into account the changes in improved profitability measurement and group restructures during 2004 (see page 83).

3.4 **Reclassification of advances and deposits**

Advances (note 7) and deposits (note 17) have been restated to reflect sundry debtors and creditors separately as well as changes in the reporting of commercial bonds, securities in repurchase agreements, instalment sale agreements and home loans.

3.5 **Pension fund asset reconciliation**

The movement has been separated to provide additional information (note 32).

3.6 **Derivative instruments**

Equity derivative instruments have been separated to provide more comprehensive disclosure.

		2004 Rm	2003 Rm
4	**Cash and short-term funds**		
	Coins and bank notes	**1 639**	1 887
	Money at call and short notice*	**2 907**	5 370
	Balance with central banks	**5 504**	4 970
		10 050	12 227
	** Constitutes amounts withdrawable in 32 days or less.*		
5	**Other short-term securities**		
5.1	Analysis		
	Negotiable certificates of deposit	**5 513**	3 790
	Treasury bills and debentures	**9 889**	2 919
	Other	**908**	3 901
		16 310	10 610
5.2	Carrying amount at market value		
	Investment portfolio	**7 660**	9 838
	Trading portfolio	**8 650**	772
		16 310	10 610

Notes to the financial statements continued

for the year ended 31 December

		2004 Rm	2003* Rm
6	**Government and other securities**		
6.1	**Analysis**		
	Government and government-guaranteed securities	22 741	19 025
	Other dated securities	3 483	2 308
		26 224	21 333
6.2	**Carrying amount**		
	Investment portfolio	17 865	16 788
	Trading portfolio	8 359	4 545
		26 224	21 333
6.3	**Maturity structure**		
	Maturing within one year	1 640	2 602
	Maturing after one year	24 584	18 731
		26 224	21 333
6.4	**Valuation**		
	Listed securities		
	– Carrying amount	25 218	21 025
	– Market value	25 487	21 217
	Unlisted securities		
	– Carrying amount	1 006	308
	– Directors' valuation	1 015	323
	Total market/directors' valuation	26 502	21 540
7	**Advances**		
7.1	**Category analysis**		
	Home loans	61 795	56 733
	Commercial mortgages	34 085	30 978
	Properties in possession	761	1 280
	Credit cards	3 483	3 204
	Overdrafts	11 228	10 248
	Other loans to clients	71 981	72 851
	Net investment in instalment sale agreements and leases	29 341	25 880
	Gross investment	31 592	30 208
	Less: Unearned finance charges	(2 251)	(4 328)
	Preference shares and debentures	5 990	5 596
	Factoring accounts	579	644
	Trade, other bills and bankers' acceptances	4 106	5 135
	Remittances in transit	406	220
	Deposits placed under reverse repurchase agreements	3 952	4 635
		227 707	217 404
	Impairment of advances (note 8)	6 579	7 308
		221 128	210 096

** Restated as per note 3.*

		2004 Rm	2003* Rm
7	**Advances** (continued)		
7.2	**Sectoral analysis**		
	Individuals	94 790	87 156
	Financial services, insurance and real estate	44 305	45 194
	Banks	27 342	24 452
	Manufacturing	6 906	7 055
	Building and property development	6 220	4 866
	Transport, storage and communication	3 503	2 844
	Retailers, catering and accommodation	1 813	1 810
	Wholesale and trade	2 914	3 180
	Mining and quarrying	3 981	4 778
	Agriculture, forestry and fishing	2 515	3 213
	Government and public sector	1 364	1 108
	Other services	32 054	31 748
		227 707	217 404
7.3	**Maturity structure**		
	Less than three months	63 594	64 942
	One year or less but over three months	16 917	21 164
	Five years or less but over one year	66 661	70 775
	Over five years	80 535	60 523
		227 707	217 404
7.4	**Geographical analysis**		
	South Africa	213 479	200 161
	Other African countries	5 668	5 860
	Europe	7 245	9 147
	Asia	355	1 456
	USA	207	446
	Other	753	334
		227 707	217 404
	The group extends advances to individuals and to the corporate, commercial and public sectors. Advances made to individuals are mostly in the form of mortgages, instalment credit, overdrafts, personal loans and credit card borrowings. The group's main activity is in the corporate and commercial sector, where advances are made to a large cross-section of businesses, predominantly in the finance and service area, manufacturing and building and property development finance sectors.		
8	**Impairment of advances**		
8.1	**Impairment of advances**		
	Balance at beginning of year as previously reported	7 308	8 253
	Income statement charge	1 416	2 063
	Amounts written off against the impairment	(2 372)	(3 363)
	Recoveries of amounts previously written off against the impairment	227	98
	Acquisition of subsidiary		257**
	Impairment of advances at end of year	6 579	7 308
8.2	**Ratio of impairments to advances**		
	Impairment of advances at end of year	6 579	7 308
	Total advances	227 707	217 404
	Ratio (%)	2,9	3,4

* *Restated as per note 3.*

** *Includes R135 million of Property Finance properties in possession impairments, which previously were not separately reported under specific impairments. A gross-up of these properties in possession has been made in line with the Nedcor Group policy by including them under advances at the lower of cost or net realisable value.*

		2004 Rm	2003 Rm
9	**Deferred taxation**		
9.1	**Reconciliation of deferred taxation balance**		
	Balance at beginning of year	343	865
	Deferred taxation liability	(2 731)	(1 710)
	Deferred taxation asset	3 074	2 575
	Current year temporary differences	(99)	(36)
	Client credit agreements	(66)	25
	Impairment	(385)	260
	Income and expenditure accruals	(402)	(1 337)
	Amounts previously not allowed, now deducted		1 302
	Recognition of taxation losses	754	
	Other		(286)
	Business combinations	(3)	(638)
	Other movements	(194)	152
	Balance at end of year	47	343
	Deferred taxation liability*	(1 125)	(2 731)
	Deferred taxation asset	1 172	3 074
9.2	**Analysis of deferred taxation**		
	Client credit agreements	(1 698)	(1 632)
	Impairment	377	762
	Income and expenditure accruals	(956)	(357)
	Taxation losses	2 324	1 570
		47	343
	* Included in the balance of deferred taxation is an amount of R79 million (2003: R nil) relating to deferred taxation liability raised on amounts recognised directly in equity.		
10	**Current taxation**		
	Normal South African taxation		
	Current taxation prepaid	196	256
	Current taxation liability	(193)	(144)
		3	112
11	***Investments in associate companies and joint ventures***		
11.1	**Carrying amount**		
	Listed investments	337	925
	Unlisted investments	706	702
		1 043	1 627
11.2	***Movement in carrying amount***		
	Carrying amount at beginning of year	1 627	1 504
	Share of associate companies' and joint ventures' profit after tax for the current year	147	132
	Dividends received	(69)	(52)
	Amortisation of goodwill	(52)	(76)
	Net (disposal)/acquisitions of associate companies and joint ventures at cost	(540)	263
	Foreign currency translation differences	(70)	(144)
	Carrying amount at end of year	1 043	1 627

	2004 Rm	2003 Rm
11 Investments in associate companies and joint ventures (continued)		
11.3 Analysis of carrying amount		
Associate investments – on acquisition		
Listed – net asset value	**170**	588
– goodwill	**49**	136
Unlisted – net asset value	**401**	556
– goodwill	**737**	569
Movements subsequent to acquisition:		
Share of retained earnings since acquisition	**495**	490
Goodwill amortised/impaired	**(560)**	(582)
Dividends received	**(189)**	(141)
Foreign currency translation differences	**(60)**	11
	1 043	1 627

Information relating to investments in associate companies appears on pages 144 to 145.

Rm	Banking	Technology	Other	Total
11.4 Analysis of investments in associate companies and joint ventures				
2004				
Listed shares, at cost – net asset value	**170**			**170**
– goodwill	**49**			**49**
Unlisted shares, at cost – net asset value	**35**	**69**	**297**	**401**
– goodwill	**36**	**513**	**188**	**737**
Share of retained earnings since acquisition	**427**	**30**	**38**	**495**
Goodwill amortised/impaired	**(85)**	**(475)**		**(560)**
Dividends received	**(166)**	**(10)**	**(13)**	**(189)**
Foreign currency translation differences	**(60)**			**(60)**
Net interest in associate companies	**406**	**127**	**510**	**1 043**
2003				
Listed shares, at cost – net asset value	170	46	372	588
– goodwill	58	78		136
Unlisted shares, at cost – net asset value	35	35	486	556
– goodwill	36	513	20	569
Share of retained earnings since acquisition	370	121	(1)	490
Goodwill amortised/impaired	(94)	(468)	(20)	(582)
Dividends received	(118)	(16)	(7)	(141)
Foreign currency translation differences	10		1	11
Net interest in associate companies	467	309	851	1 627
Summarised financial information				
2004				
Total assets	**10 179**	**549**	**1 345**	**12 073**
Total liabilities	**9 796**	**271**	**1 115**	**11 182**
Operating results	**203**	**117**	**64**	**384**
2003				
Total assets	10 518	1 149	10 110	21 777
Total liabilities	8 888	478	3 027	12 393
Operating results	305	185	868	1 358

	2004 Rm	2003 Rm
11 Investments in associate companies and joint ventures (continued)		
11.5 Valuation		
Listed at market value	356	1 146
Unlisted at directors' valuation	1 000	756
	1 356	1 902
11.6 Goodwill included in associate investments		
The carrying amount of investments includes the following amount in respect of goodwill:		
Carrying amount at beginning of year	123	191
Cost	705	919
Accumulated amortisation and impairment losses	(582)	(728)
Arising on acquisitions	188	
Realised through disposals	(34)	(40)
Amortisation charge recognised in the income statement	(52)	(76)
Foreign currency translation differences and other	1	48
Carrying amount at end of year	226	123
Cost	786	705
Accumulated amortisation and impairment losses	(560)	(582)

	2004 Rm	2003 Rm
12 Other investments		
12.1 Carrying amount		
Listed investments		
Acucap Properties Ltd	89	77
Aquila Growth Fund Ltd		15
Eagles Bonds	9	60
Growthpoint Properties Ltd	65	80
Supergroup Bonds	20	
Lyons Financial Solutions Holdings Ltd		10
McCarthy Retail Ltd		10
NIB Funds Investments	110	
NIB Unit Trusts	29	27
Octodec Investments Ltd		17
Resilient Property Income Fund Ltd	103	80
SAIL Group Ltd	15	
Shops for Africa Ltd		23
Imperial Holdings Ltd	11	
Massmart Holdings Ltd	12	
Barloworld Ltd	14	
Absa Group Ltd	19	
JD Group Ltd	90	
Vukile Property Fund Managers Ltd	68	
Other*	120	225
	774	624

** Less than R10 million per investment.*

		2004 Rm	2003 Rm
12	**Other investments (continued)**		
12.1	Carrying amount (continued)		
	Unlisted investments		
	African Infrastructure Finance Trust	14	
	AKA Capital (Pty) Ltd	16	7
	Cape Gate Regional Shopping Centre Joint Venture	28	3
	Catalyst Holding (Pty) Ltd	24	32
	Crossroads Distribution (Pty) Ltd	33	
	Endowment Policies	164	1 323
	Eveready (Pty) Ltd	41	
	Growthpoint & Toontjies Joint Venture	106	
	Inzalo Investment Holdings Ltd	26	
	Kagiso Investments Trust	155	67
	Kunene Finance Company (Pty) Ltd	40	22
	Monex Ltd		56
	Net1 U.E.P.S Technologies Inc	620	
	New Limpopo Bridge	103	131
	NIBI Fund	733	740
	NIB-MDM Private Equity Fund 1	37	38
	Rapid Dawn 271 (Pty) Ltd	53	
	Strate Ltd	29	29
	Treacle Venture Partners (Pty) Ltd	45	72
	World Wide African Investment Holdings Ltd	65	65
	Other*	350	579
		2 682	3 164
	Total other investments	3 456	3 788
	** Less than R10 million per investment.*		
12.2	**Valuation of other investments**		
	Listed at market value	774	624
	Unlisted at directors' valuation	2 685	3 137
		3 459	3 761
	The directors' valuation represents the fair value of the underlying equity investment on the basis prescribed by AC133.		
	The general information required in terms of Schedule 4 of the Companies Act of 1973 is contained in a register available for inspection at the registered office.		
13	**Insurance assets**		
13.1	**Policyholder (liabilities)/assets**	(17)	88
	Policyholder investments	3 126	5 064
	Listed investments at market value	2 443	3 359
	Equities other than property	499	1 790
	Government, public and private sector stock	96	333
	Unit trusts	1 848	1 236
	Unlisted investments at directors' valuation	683	1 705
	Equities other than property	22	203
	NCDs, money market and other short-term funds	661	1 502
		3 109	5 152

Notes to the financial statements continued

for the year ended 31 December

Rm	Depreciation periods (years)	2004 Cost	2004 Accumulated depreciation and impairment losses	2004 Carrying amount	2003 Cost	2003 Accumulated depreciation and impairment losses	2003 Carrying amount
14 Property and equipment							
14.1 Property							
Freehold land and buildings	50	**1 970**	**(343)**	**1 627**	1 791	(187)	1 604
Leasehold premises	10 – 20	**162**	**(51)**	**111**	162	(82)	80
		2 132	**(394)**	**1 738**	1 953	(269)	1 684
14.2 Equipment							
Computer equipment	3 – 5	**1 940**	**(1 656)**	**284**	1 924	(1 574)	350
Furniture and other equipment	4 – 10	**1 672**	**(981)**	**691**	1 364	(735)	629
Vehicles	3 – 6	**52**	**(25)**	**27**	37	(16)	21
		3 664	**(2 662)**	**1 002**	3 325	(2 325)	1 000
Total property and equipment		**5 796**	**(3 056)**	**2 740**	5 278	(2 594)	2 684

Included in freehold land and buildings and leasehold premises are properties held for investment purposes with a book value of R201 million (2003: R167 million).

Registers providing the information regarding land and buildings, as required in terms of Schedule 4 of the Companies Act of 1973, are available for inspection at the registered office. During the financial year ended 31 December 2004 an impairment loss of R26 million (2003: R24 million) was recognised in respect of certain freehold land and buildings owing to the recoverable amount of these assets being below their carrying amount.

Rm	Borrowing costs capitalised during the year 2004	2003	Accumulated capitalised borrowing costs
14.3 Borrowing costs			
Freehold buildings			
New head office – phase I			170
New head office – phase II			9
Foreshore development		2	12

Borrowing costs that are directly attributable to qualifying assets were capitalised up to December 2003. As from 1 January 2004 no borrowing costs have been capitalised and included in freehold land and buildings.

Rm	Freehold land and buildings	Leasehold premises	Computer equipment	Furniture and other equipment	Vehicles	Total
14.4 Reconciliation of carrying amounts						
Carrying amount at 31 December 2002	1 731	76	465	562	20	2 854
Additions	188	14	177	264	13	656
Disposals	(184)	(2)	(30)	(24)	(7)	(247)
Depreciation charge for the year	(107)	(8)	(262)	(173)	(5)	(555)
Impairment	(24)					(24)
Carrying amount at 31 December 2003	**1 604**	**80**	**350**	**629**	**21**	**2 684**
Additions	**39**	**8**	**202**	**303**	**12**	**564**
First time consolidation of subsidiaries	**216**	**61**	**3**	**8**	**4**	**292**
Disposals	**(156)**	**(28)**	**(61)**	**(85)**	**(2)**	**(332)**
Depreciation charge for the year	**(50)**	**(10)**	**(210)**	**(176)**	**(8)**	**(454)**
Impairment	**(26)**			**12**		**(14)**
Carrying amount at 31 December 2004	**1 627**	**111**	**284**	**691**	**27**	**2 740**

Rm	Amortisation periods (years)	2004 Cost	2004 Accumulated amortisation and impairment losses	2004 Carrying amount	2003 Cost	2003 Accumulated amortisation and impairment losses	2003 Carrying amount
15 Intangible assets and goodwill							
15.1 Software and capitalised development costs							
Software	2 – 5	**2 642**	**(1 327)**	**1 315**	2 301	(966)	1 335
Capitalised development costs	none	**188**	**(84)**	**104**	470	(95)	375
		2 830	**(1 411)**	**1 419**	2 771	(1 061)	1 710
15.2 Goodwill	5 – 20						
Fairbairn Private Bank/ Fairbairn Trust Company		**382**	**(98)**	**284**	477	(146)	331
Peoples Bank SPVs		**38**	**(38)**	**–**			–
Peoples Bank		**198**	**(198)**	**–**	198	(198)	–
Imperial Bank		**285**	**(41)**	**244**	283	(25)	258
Acturis				**–**	79	(79)	–
BoE Limited		**3 560**	**(891)**	**2 669**	3 727	(901)	2 826
BoE (Proprietary) Limited (formerly FTNiBAM)		**4**	**(4)**	**–**	4	(4)	–
Nedcor Investment Bank		**375**	**(375)**	**–**	375	(375)	–
Nedbank Namibia Limited (formerly Commercial Bank of Namibia)		**122**	**(8)**	**114**	118	(2)	116
BoE Investment Management				**–**	74	(43)	31
Stenham Gestinor Limited				**–**	381	(183)	198
Capital One		**82**		**82**			–
Amex		**81**		**81**			–
Fasic Ltd*		**(34)**	**1**	**(33)**			–
Other				**–**	69	(67)	2
		5 093	**(1 652)**	**3 441**	5 785	(2 023)	3 762

** The amortisation period of the negative goodwill is 12,5 years as at 31 December 2004. This represents the useful life of the non-monetary assets of Fasic Limited.*

Rm	Borrowing costs capitalised during the year 2004	2003	Accumulated capitalised borrowing costs
15.3 Borrowing costs			
Software and capitalised development costs		36	153

Borrowing costs that are directly attributable to qualifying assets were capitalised up to December 2003. As from 1 January 2004 no borrowing costs have been capitalised and included in software and capitalised development costs.

for the year ended 31 December

Rm	Software	Capitalised development costs	Goodwill
15 Intangible assets and goodwill (continued)			
15.4 Reconciliation of carrying amounts			
Carrying amount at 31 December 2002	1 143	587	4 457
Additions	42	424	
Commissioned development costs	541	(541)	
Disposals	(5)		(245)
Arising on business combinations			1 293
Translation differences			(17)
Amortisation charge for the year	(347)		(347)
Impairment	(39)	(95)	(1 379)
Carrying amount at 31 December 2003	**1 335**	**375**	**3 762**
Additions	**50**	**193**	
Commissioned development costs	**380**	**(380)**	
Disposals	**(49)**		**(164)**
Arising on business combinations			**191**
Translation differences			**(26)**
Amortisation charge for the year	**(395)**		**(196)**
Impairment	**(6)**	**(84)**	**(126)**
Carrying amount at 31 December 2004	**1 315**	**104**	**3 441**

	2004 Rm	2003 Rm
16 Share capital		
16.1 Ordinary share capital		
Authorised		
600 000 000 (2003: 350 000 000) ordinary shares of R1 each	**600**	350
Issued		
394 211 390 (2003: 274 754 425) fully paid ordinary shares of R1 each	**394**	275
Less: Treasury shares held by subsidiary of 240 000 (2003: nil) fully paid-up ordinary shares of R1 each	*	
Group issued ordinary share capital	**394**	275

Subject to the restrictions imposed by the Companies Act of 1973, the unissued shares are under the control of the directors until the forthcoming annual general meeting. In terms of special resolutions passed in the general meeting, the directors were granted the general authority to buy back up to 10% of the issued share capital of the company until the forthcoming annual general meeting.

119 456 965 ordinary shares were issued during the financial year ended 31 December 2004 at an average price of R45,43.

	2004 Rm	2003 Rm
16.2 Nedbank Limited preference share capital and premium		
Authorised		
300 000 000 (2003: 300 000 000) non-redeemable, non-cumulative preference shares of R0,001 each	*	*
Issued		
277 298 896 (2003: 277 298 896) non-redeemable, non-cumulative preference shares of R0,001 each	*	*
Preference share premium	**2 770**	2 802
Minority shareholders' equity attributable to preference shareholders	**2 770**	2 802

* *Less than R1 million.*

16 Share capital (continued)

No preference shares were issued during the financial year ended 31 December 2004.

The preference shares are classified as equity instruments by Nedbank Limited. They are therefore classified as minorities on consolidation. The cash preference dividend is calculated on a daily, non-compounding basis at 75% of the Nedbank prime interest rate from time to time and is subject to declaration.

	Nedcor Share Incentive Trust		Ex NIB Share Incentive Trust		Total	
	2004 Number	2003 Number	**2004 Number**	2003 Number	**2004 Number**	2003 Number
16.3 Employee incentive scheme						
Movements						
Options outstanding at beginning of year	**22 346 816**	20 263 081	**2 743 023**	2 900 907	**25 089 839**	23 163 988
Granted	**14 328 122**	3 918 830			**14 328 122**	3 918 830
Exercised	**2 772 393**	203 505		98 628	**2 772 393**	302 133
Surrendered	**7 186 594**	1 631 590	**553 801**	59 256	**7 740 395**	1 690 846
Options outstanding at end of year	**26 715 951**	22 346 816	**2 189 222**	2 743 023	**28 905 173**	25 089 839
Classification						
Performance-based options	**12 797 207**	9 953 325			**12 797 207**	9 953 325
Non-performance-based options	**13 918 744**	12 393 491	**2 189 222**	2 743 023	**16 107 966**	15 136 514
Options outstanding at end of year	**26 715 951**	22 346 816	**2 189 222**	2 743 023	**28 905 173**	25 089 839

Share options granted under the schemes have an exercise price fixed at the market price of the share on the day prior to the date on which the option is granted. Options may be exercised at dates determined by the schemes' trustees and expire at the earlier of date of termination of employment or at varying periods of up to 10 years from the granting of the option. On exercise of the option the schemes will subscribe for shares in Nedcor Limited at the full market price then ruling. The difference between such market price and the exercise price is paid by the subsidiary that employs the relevant employee. Any amounts accrued by subsidiaries prior to exercise are transferred to non-distributable reserves net of the amount paid in respect of options exercised.

16 Share capital (continued)

16.3 Employee incentive scheme (continued)

The following options granted had not been exercised at 31 December 2004

Option expiry date	No of shares	Issue price R	Option expiry date	No of shares	Issue price R	Option expiry date	No of shares	Issue price R
			b/f	4 295 834		b/f	5 312 996	
1 Jan 05	700	123,60	27 Sep 05	1 500	125,00	2 Mar 06	10 000	88,00
1 Jan 05	4 600	125,00	27 Sep 05	1 000	136,20	2 Mar 06	7 200	125,00
1 Jan 05	1 400	128,60	1 Oct 05	7 500	88,00	2 Mar 06	2 000	136,20
1 Jan 05	2 350	136,20	1 Oct 05	2 707	102,65	1 Apr 06	5 300	88,00
1 Feb 05	73 050	125,00	1 Oct 05	28 600	117,60	1 Apr 06	1 500	102,65
1 Feb 05	25 800	136,20	1 Oct 05	14 000	123,60	1 Apr 06	23 900	123,60
14 Feb 05	938	63,00	1 Oct 05	24 980	125,00	1 Apr 06	25 560	125,00
14 Feb 05	2 500	125,00	1 Oct 05	10 800	133,20	1 Apr 06	88 000	133,20
14 Feb 05	2 000	130,80	1 Oct 05	15 285	136,20	1 Apr 06	13 630	136,20
14 Feb 05	2 000	136,20	1 Oct 05	10 000	142,00	9 Apr 06	3 200	123,60
1 Mar 05	30 000	111,80	1 Nov 05	12 000	88,00	1 May 06	9 000	60,01
1 Mar 05	102 040	117,60	1 Nov 05	16 600	123,60	1 May 06	33 050	88,00
1 Mar 05	55 975	125,00	1 Nov 05	17 470	125,00	1 May 06	500	102,65
1 Mar 05	16 770	136,20	1 Nov 05	12 560	136,20	1 May 06	8 300	123,60
1 Mar 05	2 800	137,60	1 Nov 05	5 000	155,20	1 May 06	40 900	125,00
1 Mar 05	16 627	146,00	17 Nov 05	4 000	88,00	1 May 06	25 194	136,20
1 Mar 05	558	134,00	17 Nov 05	5 200	123,60	2 May 06	4 900	128,60
1 Mar 05	339	146,00	30 Nov 05	6 000	88,00	1 Jun 06	7 200	88,00
1 Mar 05	789	150,00	30 Nov 05	7 000	125,00	1 Jun 06	3 000	102,65
1 Mar 05	117	151,00	30 Nov 05	4 700	133,20	1 Jun 06	1 800	123,60
31 Mar 05	25 900	137,60	30 Nov 05	3 000	136,20	1 Jun 06	21 700	125,00
1 Apr 05	2 900	117,60	1 Dec 05	47 000	88,00	1 Jun 06	1 300	130,80
1 Apr 05	5 900	125,00	1 Dec 05	91 100	123,60	1 Jun 06	10 100	136,20
1 Apr 05	8 800	136,20	1 Dec 05	57 550	125,00	1 Jun 06	3 000	152,00
30 Apr 05	400	125,00	1 Dec 05	15 250	136,20	1 Jul 06	3 750	88,00
30 Apr 05	200	136,20	1 Jan 06	3 500	69,20	1 Jul 06	1 500	125,00
1 May 05	10 000	88,00	1 Jan 06	74 500	88,00	22 Aug 06	111 500	152,00
1 May 05	78 500	123,60	1 Jan 06	1 500	102,65	1 Oct 06	2 920	131,45
1 May 05	50 000	125,00	1 Jan 06	49 500	123,60	1 Oct 06	30 000	155,20
31 May 05	4 500	102,19	1 Jan 06	146 630	125,00	1 Nov 06	15 700	142,00
1 Jun 05	10 100	123,60	1 Jan 06	2 250	130,80	1 Mar 07	90 900	157,00
1 Jun 05	2 904 000	125,00	1 Jan 06	2 500	133,20	1 Mar 07	385	150,00
1 Jun 05	3 800	136,20	1 Jan 06	54 708	136,20	1 Mar 07	98	151,00
1 Jun 05	3 000	152,00	1 Jan 06	8 300	157,00	31 Mar 07	1 067 597[P]	136,20
1 Jul 05	1 700	44,00	2 Jan 06	30 488	63,00	1 Jun 07	3 100	132,00
1 Jul 05	1 326	44,50	29 Jan 06	200	125,00	27 Sep 07	6 000	130,80
1 Jul 05	21 200	88,00	1 Feb 06	33 650	88,00	27 Sep 07	54 385[P]	130,80
1 Jul 05	22 500	94,00	1 Feb 06	2 000	102,65	28 Sep 07	96 094	130,80
1 Jul 05	3 000	102,65	1 Feb 06	21 200	123,60	28 Sep 07	10 950[P]	130,80
1 Jul 05	1 200	123,50	1 Feb 06	39 025	125,00	2 Nov 07	21 347	123,00
1 Jul 05	17 800	123,60	1 Feb 06	1 250	130,80	19 Nov 07	15 800	125,00
1 Jul 05	77 120	125,00	1 Feb 06	21 100	136,20	14 Feb 08	23 700	115,00
1 Jul 05	43 000	131,00	1 Mar 06	8 000	60,01	15 Apr 08	305 700	125,00
1 Jul 05	91 900	136,00	1 Mar 06	20 500	88,00	15 Apr 08	2 783 974[P]	125,00
1 Jul 05	34 500	136,20	1 Mar 06	4 000	102,65	2 Jul 08	2 092 000	123,60
1 Aug 05	8 850	125,00	1 Mar 06	16 500	123,60	15 Oct 08	272 200	102,65
1 Aug 05	4 900	136,20	1 Mar 06	24 850	125,00	15 Oct 08	182 279[P]	102,65
26 Aug 05	2 234	96,06	1 Mar 06	5 800	128,60	27 Nov 08	155 800	123,60
26 Aug 05	32 065	120,22	1 Mar 06	500	130,80	25 Feb 09	131 500	102,19
26 Aug 05	4 000	126,90	1 Mar 06	17 121	136,20	1 Apr 09	41 050	88,00
1 Sep 05	81 320	121,00	1 Mar 06	3 000	152,00	1 Apr 09	2 514 650[P]	88,00
1 Sep 05	250	130,80	1 Mar 06	533	129,20	1 Oct 09	383 350	69,20
1 Sep 05	500	136,20	1 Mar 06	368	130,60	1 Oct 09	57 080[P]	69,20
5 Sep 05	1 000	125,00	1 Mar 06	512	134,00	11 May 10	699 400	60,01
5 Sep 05	650	136,20	1 Mar 06	313	139,00	11 May 10	3 243 800[P]	60,01
12 Sep 05	51 789	44,50	1 Mar 06	62	150,00	11 May 10	25 000[P]	61,40
27 Sep 05	343 677	111,80	2 Mar 06	2 000	60,01	10 Aug 10	289 100	55,75
						10 Aug 10	112 000[P]	55,75
	4 295 834			5 312 996			20 507 839	

P = Performance-based options.

16 Share capital (continued)

16.4 Balance of options granted in respect of the rights offer not exercised at 31 December 2004

Option expiry date	No of shares	Issue price R	Option expiry date	No of shares	Issue price R	Option expiry date	No of shares	Issue price R
			b/f	1 358 653		b/f	2 438 515	
1 Jan 05	250	45,00	7 Feb 06	13 890	60,00	2 Nov 07	3 472	60,00
1 Feb 05	41 675	45,00	1 Mar 06	38 164	45,00	19 Nov 07	6 584	45,00
1 Mar 05	24 340	45,00	2 Mar 06	7 999	45,00	1 Dec 07	417	45,00
31 Mar 05	3 211	45,00	1 Apr 06	51 408	45,00	6 Feb 08	5 973	45,00
1 Apr 05	7 505	45,00	9 Apr 06	1 334	45,00	14 Feb 08	9 876	45,00
1 May 05	6 416	45,00	1 May 06	43 521	45,00	1 Apr 08	5 556	45,00
31 May 05	1 876	45,00	2 May 06	2 042	45,00	8 Apr 08	834	45,00
1 Jun 05	471 187	45,00	1 Jun 06	13 542	45,00	15 Apr 08	1 125 879[P]	45,00
1 Jun 05	152 084	60,00	21 Jun 06	3 483	45,00	15 Apr 08	128 000	45,00
1 Jul 05	75 489	45,00	26 Jul 06	18 305	45,00	15 Apr 08	34 166	60,00
1 Aug 05	3 585	45,00	22 Aug 06	36 860	45,00	21 Jun 08	2 778	45,00
26 Aug 05	217 557	45,00	1 Oct 06	12 341	45,00	1 Jul 08	15 277	45,00
1 Sep 05	16 979	45,00	1 Nov 06	4 796	45,00	2 Jul 08	762 505	45,00
5 Sep 05	686	45,00	29 Nov 06	24 999	45,00	2 Jul 08	109 210	60,00
12 Sep 05	15 295	45,00	8 Feb 07	19 022	45,00	15 Oct 08	113 420	45,00
27 Sep 05	71 419	45,00	1 Mar 07	30 679	45,00	15 Oct 08	75 893[P]	45,00
1 Oct 05	18 482	45,00	31 Mar 07	427 155[P]	45,00	27 Nov 08	64 919	45,00
22 Oct 05	6 040	45,00	31 Mar 07	17 708[P]	60,00	25 Feb 09	54 800	45,00
1 Nov 05	13 689	45,00	16 May 07	12 400	45,00	1 Apr 09	988 692[P]	45,00
17 Nov 05	3 832	45,00	24 Jul 07	26 576	45,00	1 Apr 09	18 666	45,00
1 Dec 05	42 252	45,00	27 Sep 07	22 653[P]	45,00	1 Apr 09	59 168[P]	60,00
1 Jan 06	108 883	45,00	27 Sep 07	2 083	45,00	1 Oct 09	159 730	45,00
2 Jan 06	3 833	45,00	28 Sep 07	4 562[P]	45,00	1 Oct 09	23 782[P]	45,00
29 Jan 06	84	45,00	28 Sep 07	29 417	45,00			
1 Feb 06	52 004	45,00	2 Nov 07	214 923	45,00			
	1 358 653			**2 438 515**			**6 208 112**	
						Total options outstanding	**26 715 951**	

P = Performance-based options.

Ex NIB Share Incentive Scheme – now part of Nedcor share scheme

The following options granted had not been exercised at 31 December 2004

Option expiry date	No of shares	Issue price R	Option expiry date	No of shares	Issue price R	Option expiry date	No of shares	Issue price R
			b/f	71 693		b/f	1 386 449	
1 Jan 05	8 361	79,50	26 Aug 05	1 097 287	79,50	29 Nov 06	60 000	79,50
1 Jan 05	1 639	86,40	22 Oct 05	14 493	79,50	8 Feb 07	51 562	96,00
1 Feb 05	1 666	89,70	1 Jan 06	33 195	86,40	16 May 07	29 762	84,00
1 Feb 05	1 666	89,70	1 Feb 06	42 719	86,40	24 Jul 07	71 834	89,70
1 Mar 05	31 053	79,50	1 Feb 06	18 937	96,00	2 Nov 07	515 616	86,40
1 Apr 05	1 708	79,50	1 Feb 06	17 172	97,50	1 Dec 07	1 000	86,40
1 Apr 05	1 267	86,40	7 Feb 06	33 335	79,50	6 Feb 08	14 333	90,90
1 Jul 05	11 250	79,50	1 May 06	830	86,40	1 Apr 08	3 333	81,00
1 Jul 05	12 083	86,40	21 Jun 06	11 148	79,50	1 Apr 08	10 000	90,90
1 Aug 05	1 000	86,40	26 Jul 06	45 640	79,50	8 Apr 08	2 000	81,00
						21 Jun 08	6 667	111,00
						1 Jul 08	36 666	111,00
	71 693			1 386 449			2 189 222	

16.5 Shareholders' analysis

An analysis of the shareholding of Nedcor is provided on page 153.

		2004 Rm	2003* Rm
17 Deposits, current accounts and other liabilities			
17.1 Analysis			
Current accounts		**34 401**	36 392
Savings deposits		**10 532**	10 411
Other deposits and loan accounts		**158 885**	136 267
Call and term deposits		**85 684**	61 612
Fixed deposits		**24 796**	32 645
Cash management deposits		**29 691**	28 971
Other deposits		**18 714**	13 039
Foreign currency liabilities		**9 928**	10 323
Negotiable certificates of deposit		**27 882**	31 897
Deposits received under repurchase agreements		**12 671**	13 114
		254 299	238 404
17.2 Sundry creditors			
Creditors and other accounts		**8 187**	10 954
Pension fund liabilities		**841**	539
Medical aid fund liabilities		**629**	552
Provision for onerous contracts	(note 17.3)	**7**	19
Provision for leave pay	(note 17.4)	**390**	390
		10 054	12 454
17.3 Provision for onerous contracts			
Balance at beginning of year		**19**	41
Movement for year		**(12)**	(22)
		7	19

Onerous leases resulted from the write down of R81 million in 2000 in properties and leasehold premises to recognise the permanent diminution of value resulting from the reconfiguration of the retail branch network.

	2004 Rm	2003* Rm
17.4 Provision for leave pay		
Balance at beginning of year	**390**	327
Movement for year		63
	390	390

Deposit products include current accounts, savings accounts, call and notice deposits, fixed deposits and negotiable certificates of deposit. Term deposits vary from six months to five years in both the wholesale and retail markets. The maturity analysis below is based on the remaining period to contractual maturity from year-end.

Foreign currency liabilities are either matched by advances to clients or covered against exchange rate fluctuations. Deposits received under repurchase agreements are secured by pledge of the assets sold.

	2004 Rm	2003* Rm
17.5 Sectoral analysis		
Banks	**59 438**	58 241
Government and public sector	**8 470**	6 072
Individuals	**79 519**	77 382
Business sector	**106 872**	96 709
	254 299	238 404

** Restated as per note 3.*

		2004 Rm	2003* Rm
17	**Deposits, current accounts and other creditors (continued)**		
17.6	**Maturity structure**		
	Repayable on demand	**149 847**	124 595
	Three months or less but not repayable on demand	**75 554**	48 401
	One year or less but over three months	**19 958**	47 181
	Five years or less but over one year	**8 219**	13 869
	Over five years	**721**	4 358
		254 299	238 404
17.7	**Geographical analysis**		
	South Africa	**236 838**	213 605
	Other African countries	**4 748**	5 005
	Europe	**9 545**	14 359
	Asia	**271**	2 032
	USA	**453**	372
	Other	**2 444**	3 031
		254 299	238 404
18	**Insurance funds**		
18.1	**Policy liabilities under investment contracts**		
	BoE Life Limited	**2 898**	4 356
	NIB Life Limited (previously BoE Life Assurance Company Limited)	**211**	184
	BoE Life International Limited		612
		3 109	5 152
18.2	**Movements in policy liabilities during year**		
	Market value at beginning of year	**5 152**	7 891
	Outflows	**(2 043)**	(1 565)
	Foreign currency translation differences		(1 174)
	Market value at end of year	**3 109**	5 152
18.3	**Policy liabilities under investment contracts**		
	Market-related business	**3 109**	4 539
	Smooth-bonus business		613
	Total policy liabilities under investment contracts	**3 109**	5 152

			2004 Rm	2003* Rm
19	**Long-term debt instruments**			
	Rand-denominated	*Instrument terms*		
	Compulsorily convertible loans maturing on 31 December 2005†	18,12% per annum	**47**	87
	Compulsorily convertible loans maturing on 6 November 2005†	13,75% per annum	**20**	37
	R515 million bonds repayable on 4 December 2008	13,5% per annum	**592**	575
	R2 billion callable notes repayable on 20 September 2011††	11,3% per annum	**2 064**	2 064
	R4 billion callable notes repayable on 9 July 2012††	13,15% per annum	**4 253**	4 254
	R200 million unsecured debentures repayable on 30 November 2029	16% per annum until 15 September 2000 – thereafter interest-free	**3**	2
	Subordinated debt instruments repayable at Nedcor's discretion	Interest-free		175
	R2 billion repaid on 13 May 2004	3-month Jibar plus 1,65%		2 005
	R500 million repaid on 29 June 2004	3-month Jibar plus 1,3%		500
			6 979	9 699

* *Restated as per note 3.*

† *The debt instruments are convertible into Nedbank Limited ordinary shares and BoE Holdings Limited has acquired the option to purchase the ordinary shares in respect of these instruments.*

†† *Callable by the issuer, Nedbank Limited, after five years from date of issue, being 20 September 2001 and 9 July 2002, at which time the interest converts to a floating three-month Jibar rate.*

		2004 Rm	2003 Rm
19 Long-term debt instruments (continued)			
US dollar-denominated	*Instrument terms*		
US$40 million repayable on 17 April 2008	6-month Libor on nominal value	**225**	266
US$18 million repayable on 31 August 2009	1,5 basis points below 6-month Libor on nominal value	**103**	120
		328	386
Namibian-dollar-denominated	*Instrument terms*		
N$40 million long-term debenture issue repayable on 15 September 2030	17% per annum until 15 September 2000 – thereafter interest-free	**1**	1
		1	1
Total long-term debt instruments in issue		**7 308**	10 086
Coupon holders are entitled, in the event of interest default, to put the coupon covering such interest payments to Nedcor Limited.			
The US dollar subordinated debt instruments were matched by advances to clients or covered against exchange rate fluctuations.			
In accordance with the group's articles of association, the borrowing powers of the company are unlimited.			
20 Contingent liabilities and assets			
Analysis			
Liabilities under guarantees		**10 770**	12 403
Letters of credit		**2 782**	2 358
Unutilised facilities and other		**20 018**	22 508
		33 570	37 269

The group in the ordinary course of business enters into transactions which have inherent tax, legal and business risks. Provisions are made for known and quantifiable liabilities arising from past events, that are expected to materialise. Possible obligations and known liabilities where no reliable estimate can be made or it is considered improbable that an outflow would result are noted as a contingent liability. This is in accordance with AC130: Provisions, contingent liabilities and contingent assets.

Contingent assets are not disclosed as they are immaterial to the overall group financial statements to warrant separate disclosure.

There are a number of legal or potential claims against Nedcor Limited and its subsidiary companies, the outcome of which cannot at present be foreseen. The directors of the group do not foresee a major liability arising from these claims other than those provided for. The nature of these claims is not disclosed as it could be potentially prejudicial to the group.

	2004 Rm	2003 Rm
21 Commitments		
21.1 Capital expenditure approved by directors		
Contracted	**464**	115
Not yet contracted	**30**	26
	494	141

Funds to meet capital expenditure commitments will be provided from group resources. In addition, capital expenditure is incurred in the normal course of business throughout the year.

21.2 Operating lease commitments

Companies in the group have entered into leases over fixed property, furniture and other equipment for varying periods. The charges will increase in future in line with negotiated escalations and expansions.

Rm	2009 and thereafter	2008	2007	2006	2005
Land and buildings	3 526	502	465	435	406
Furniture and equipment	514	244	231	219	211
Total operating lease commitments	4 040	746	696	654	617

21.3 Commitments under derivative instruments

The group enters into option contracts, financial and commodity futures contracts, forward rate and interest rate swap agreements and other financial agreements in the normal course of business (note 33).

	2004 Rm	2003 Rm
22 Interest income		
Mortgage loans	**9 868**	7 815
Lease and instalment debtors	**2 963**	3 377
Bills and acceptances	**441**	523
Overdrafts	**1 608**	2 915
Term loans and other	**5 774**	10 071
Government and other securities	**1 374**	1 093
Short-term funds and securities	**1 797**	1 923
Interest reserve – AC133 adjustment		424
	23 825	28 141
23 Interest expense		
Deposit and loan accounts	**9 791**	13 046
Current and savings accounts	**1 346**	1 851
Negotiable certificates of deposit	**2 324**	4 155
Other liabilities	**1 729**	1 335
Long-term debt	**1 068**	946
	16 258	21 333

An analysis of the interest income and interest expense by asset and liability category is presented on page 163.

Notes to the financial statements continued

for the year ended 31 December

	2004 Rm	2003 Rm
24 Non-interest revenue		
24.1 Analysis		
Commission and fees	5 716	5 208
Cash handling fees	298	262
Insurance commission	216	208
Exchange commission	200	176
Guarantees	70	65
Securities handling	5	3
Service charges	1 476	1 267
Other commission	1 873	1 590
Fees	1 578	1 637
Trading income	1 126	1 713
Securities trading	385	871
Exchange trading	741	842
Investment income	240	396
Dividends from other investments	143	153
Surplus on sale of banking investments	97	243
Other income	1 115	636
Administration fees	124	44
Rents received	105	200
Communication recoveries	5	3
Endowment policy income/losses on sale	117	51
Life assurance surplus/(loss)	16	(83)
Other income – first time consolidations*	248	30
Other	500	391
	8 197	7 953

** Other income – first-time consolidations includes R119 million gross profit, comprising turnover of R294 million and cost of sales of R175 million.*

	2004 Rm	2003* Rm
25 Operating expenses		
25.1 Analysis		
Staff	5 350	4 949
Computer processing	1 234	1 270
Depreciation for computer equipment	210	262
Amortisation: Software	395	347
Operating lease charges for computer equipment	112	126
Other computer processing expenses	517	535
Communication and travel	434	473
Occupation and accommodation	1 005	969
Depreciation for freehold land and buildings	50	107
Depreciation for leasehold improvements	10	8
Operating lease charges for land and buildings	255	264
Other occupation and accommodation expenses	690	590
Marketing and public relations	502	559
Fees and insurances	1 319	1 077
Auditors' remuneration	121	93
Audit fees – current	66	52
– prior	14	
Other services	41	41
Other fees	985	802
Insurances	213	182
Office equipment and requisites	317	321
Depreciation for furniture and other equipment	176	173
Depreciation for vehicles	8	5
Operating lease charges for furniture and other equipment	48	50
Operating lease charges for vehicles	6	3
Other office equipment and requisites expenses	79	90
Sundry expenses	410	328
Transaction taxes	470	359
VAT	408	217
RSC levies	49	74
Revenue stamps	2	26
Other transaction taxes	11	42
Fees to alliance partners	70	4
	11 111	10 309
25.2 Directors' remuneration – summary		
From the company for services as non-executive directors	6	6
From subsidiary companies for services as executive directors	27	37
Salaries	14	22
Bonuses	10	15
Termination packages	3	
Gains on exercise of share options	1	
Total directors' remuneration	34	43

Additional details regarding individual directors' remuneration are detailed in the remuneration report on pages 57 to 63.

25.3 Subsidiary expenses

Certain expenses incurred by the company on behalf of subsidiary companies are recovered from subsidiary companies.

** Restated as per note 3.*

Notes to the financial statements continued

for the year ended 31 December

		2004 Rm	2003* Rm
26	**Non-trading and capital items**		
	Amortisation of goodwill	(248)	(424)
	Impairment of goodwill	(126)	(1 379)
	(Loss)/Profit on sale of subsidiaries, investments and property	(23)	349
	Impairment of investments	(3)	(81)
	Impairment of property, equipment, software and capitalised development cost	(110)	(158)
		(510)	(1 693)
27	**Taxation**		
27.1	**Taxation on income**		
	South African normal taxation		
	Current	335	148
	Deferred	154	74
	Secondary tax on companies	(18)	101
	Foreign taxation	65	67
	Current and deferred taxation on income	536	390
	Prior-year underprovision – current	40	
	Total taxation on income	576	390
27.2	**Taxation – non-trading and capital items**		
	Impairment of investments, property, equipment, software and capitalised development cost	(27)	(37)
	Loss on sale of subsidiaries, investments and property, plant and equipment	(10)	(1)
	Total taxation – non-trading and capital items	(37)	(38)
27.3	**Total taxation including non-trading and capital items**	539	352
27.4	**Taxation rate reconciliation (excluding non-trading and capital items)**	%	%
	Standard rate of South African normal taxation	30	30
	Dividend income	(7)	(26)
	Differences between foreign tax rates and South African tax rate	3	(5)
	Non-taxable investment income	(1)	(15)
	Translation losses	5	60
	Recognition of tax loss	(1)	(12)
	Other	(5)	23
	Total taxation on income as percentage of profit before taxation (excluding transaction taxes and non-trading and capital items)	24	55
	Effective tax rate excluding foreign currency translation losses	21	18

27.5 Future taxation relief

The group has estimated taxation losses of R8 567 million (2003: R5 433 million) that can be set off against future taxable income, of which R7 747 million (2003: R5 233 million) has been applied to a deferred taxation balance. Furthermore, the group has accumulated STC credits amounting to R405 million at the year-end (2003: R171 million), which have arisen as a result of dividends received exceeding dividends paid. A deferred taxation asset of R50 million (2003: R21 million) has been raised on these STC credits.

** Restated as per note 3.*

	Attributable		Headline	
	Basic	Fully diluted	Basic	Fully diluted
28 Earnings per share				
2004				
Net earnings for the year	974	974	1 447	1 447
Weighted average number of ordinary shares	360 878 724	360 878 724	360 878 724	360 878 724
Adjusted for:				
Employee incentive schemes' share options, which have a dilutive effect		875 164		875 164
Weighted average number of ordinary shares	360 878 724	361 753 888	360 878 724	361 753 888
Earnings per share (cents)	270	269	401	400
2003				
Net (loss)/earnings for the year	(1 600)	(1 600)	55	55
Weighted average number of ordinary shares	271 518 137	271 518 137	271 518 137	271 518 137
Adjusted for:				
Rights issue bonus element	21 499 604	21 499 604	21 499 604	21 499 604
Employee incentive schemes' share options, which have a dilutive effect		420 363		420 363
Weighted average number of ordinary shares	293 017 741	293 438 104	293 017 741	293 438 104
(Loss)/Earnings per share (cents)	(546)	(545)	19	19

Attributable earnings and headline earnings per share are calculated by dividing the relevant earnings amount by the weighted average number of shares in issue. Fully diluted attributable earnings and fully diluted headline earnings per share are calculated by dividing the relevant earnings by the weighted average number of shares in issue after taking the dilutive impact of potential ordinary shares to be issued into account.

	Last date to register	Millions of shares	Cents per share	Rm
29 Dividends				
On fully paid shares				
Final declared for 2002 – paid 2003	20 Mar 03	271	310	839
Interim declared for 2003	29 Aug 03	271	205	556
Ordinary dividends paid 2003			515	1 395
Final declared for 2003 – paid 2004	8 Apr 04	275	35	96
Interim declared for 2004	3 Sep 04	394	44	173
Ordinary dividends paid 2004			79	269
Final ordinary dividend declared for 2004	23 Mar 05		76	

		2004 Rm	2003* Rm
30 Cash flow information			
30.1 Reconciliation of profit/(loss) from operations to cash flows from operating activities			
Profit/(Loss) from operations		**1 730**	(1 114)
Adjusted for:			
Transaction taxes	(note 25)	**470**	359
Depreciation	(note 25)	**454**	555
Foreign currency translation losses		**372**	1 416
Goodwill amortisation and impairment	(note 26)	**374**	1 803
Movement in impairment of advances		**1 643**	2 161
Loss on disposal of property and equipment		**105**	107
Net income on investment banking assets		**(97)**	(243)
Amortisation: Software	(note 25)	**395**	347
Impairment losses on investments, property, equipment, software and capitalised development cost	(note 26)	**113**	239
Other non-cash-flow items	(note 26)	**23**	(349)
Cash flows from operating activities		**5 582**	5 281
30.2 Cash received from clients			
Interest income	(note 22)	**23 825**	28 141
Commission and fees	(note 24)	**5 716**	5 208
Trading income	(note 24)	**1 126**	1 713
Other income		**1 115**	637
		31 782	35 699
30.3 Cash paid to clients, staff and suppliers			
Interest expense		**(15 190)**	(20 387)
Interest expense on long-term debt	(note 23)	**(1 068)**	(946)
Staff costs	(note 25)	**(5 350)**	(4 949)
Other operating expenses		**(4 962)**	(4 386)
		(26 570)	(30 668)
30.4 Increase in operating assets			
Other short-term securities		**(5 792)**	4 585
Government and other securities		**(4 891)**	(10 657)
Advances and other accounts		**(10 882)**	(7 562)
		(21 565)	(13 634)
30.5 Increase/(Decrease) in operating liabilities			
Current and savings accounts		**(1 870)**	(8 901)
Other deposit, loan and foreign currency liabilities		**21 633**	18 471
Negotiable certificates of deposit		**(4 015)**	(8 619)
Liabilities in respect of repurchase agreements		**(443)**	3 981
Creditors and other liabilities		**(5 544)**	(5 422)
		9 761	(490)
30.6 Taxation paid			
Amounts prepaid at beginning of year		**112**	238
Income statement charge (excluding deferred tax)		**(440)**	(316)
Transaction taxes		**(470)**	(359)
Other movements		**(2)**	6
Acquisition of subsidiaries		**(2)**	(40)
Disposal of subsidiaries		**1**	
Portion of transaction taxation on fixed assets acquired to be depreciated in future years		**(31)**	(33)
Amounts prepaid at end of year		**(3)**	(112)
		(835)	(616)

** Restated as per note 3.*

		2004 Rm	2003 Rm
30	**Cash flow information** (continued)		
30.7	Disposal of investments in subsidiary companies net of cash		
	Cash and short-term funds	**219**	56
	Other short-term securities	**92**	
	Advances and other debtors	**345**	168
	Investments in associate companies		(109)
	Other investments		903
	Insurance assets	**515**	
	Property and equipment	**50**	6
	Deposits, current accounts and other creditors	**(136)**	(1 209)
	Current taxation liabilities	**(1)**	
	Insurance funds	**(660)**	
	Net assets/(liabilities) disposed	**424**	(185)
	(Loss)/Profit on disposal	**(26)**	303
	Minority shareholders' equity		(4)
	Goodwill	**164**	178
	Consideration received	**562**	292
	Less: Cash and short-term funds disposed	**(219)**	(56)
	Net consideration received	**343**	236
30.8	Acquisition of investments in subsidiary companies net of cash		
	Cash and short-term funds	**8**	(111)
	Other short-term securities		(190)
	Government and other securities		(117)
	Advances and other debtors	**(64)**	(1 826)
	Other investments	**(85)**	(10)
	Investments in associate companies		243
	Property and equipment	**(161)**	(94)
	Deposits, current accounts and other creditors	**110**	2 930
	Deferred taxation liabilities	**3**	
	Current taxation liabilities	**2**	
	Net (assets)/liabilities acquired	**(187)**	825
	First time consolidation	**177**	
	Minority shareholders' equity	**(41)**	17
	Goodwill	**(32)**	(1 207)
	Consideration paid	**(83)**	(365)
	Less: Cash and short-term funds acquired	**(8)**	111
	Net cash outflow	**(91)**	(254)
30.9	Dividends paid		
	Recognised in the statement of changes in equity (note 29)	**(269)**	(1 395)

Notes to the financial statements continued

for the year ended 31 December

	2004 Rm	2003 Rm
31 Funds under management		
31.1 Fair value – by type		
Unit trusts	**21 632**	18 765
Third party	**17 488**	28 482
Private clients	**17 768**	29 046
Other financial services	**12 094**	25 797
	68 982	102 090
31.2 Fair value – by geography		
South Africa	**49 270**	43 393
United Kingdom	**1 130**	40 702
Rest of world	**18 582**	17 995
	68 982	102 090

Rm	Unit trusts	Third party and private clients	Other financial services	Total
31.3 Movement – by type				
Fair value at beginning of year	18 765	57 528	25 797	102 090
Group transfers		(915)	915	–
Disposals	(1 194)	(20 404)	(15 175)	(36 773)
Inflows	9 316	10 593	2 649	22 558
Outflows	(7 541)	(12 844)	(753)	(21 138)
Mark-to-market value adjustment	3 255	2 535		5 790
Foreign currency translation differences	(969)	(1 237)	(1 339)	(3 545)
Fair value at end of year	21 632	35 256	12 094	68 982

Rm	South Africa	United Kingdom	Rest of world	Total
31.4 Movement – by geography				
Fair value at beginning of year	43 393	40 702	17 995	102 090
Group transfers	(915)		915	–
Disposals		(36 773)		(36 773)
Inflows	19 591	441	2 526	22 558
Outflows	(19 085)	(360)	(1 693)	(21 138)
Mark-to-market value adjustment	5 272		518	5 790
Foreign currency translation differences	1 014	(2 880)	(1 679)	(3 545)
Fair value at end of year	49 270	1 130	18 582	68 982

The group, through a number of subsidiaries, operates unit trusts, holds and invests funds on behalf of clients and acts as a trustee in a number of fiduciary capacities.

In addition, companies in the group operate securities and custodial services on behalf of clients. Commissions and fees earned in respect of trust and management activities performed are included in the income statement as non-interest revenue.

32 Employee benefits

The group has a number of defined-benefit and defined-contribution plans whereby it provides pension and post-retirement medical benefits to employees and their dependants on retirement or death. All eligible employees and former employees are members of trustee-administered or underwritten pension schemes within the group, financed by company and employee contributions. All South African plans are governed by the Pension Funds Act of 1956. The defined-benefit funds are actuarially valued using the projected-unit credit method. Any deficits are funded to ensure the ongoing financial soundness of the funds.

The benefits provided for by the defined-benefit schemes are based on years of membership and/or salary levels. These benefits are provided from contributions by employees, the group, and income from the assets of these schemes. The benefits provided for by the defined-contribution schemes are determined by the accumulated contributions and investment earnings. The benefits are provided from contributions by employees, the group, and income from the assets of these schemes. At the dates of the latest valuations the funds were in sound financial position in terms of section 16 of the Pension Funds Act. During 1998 active members in the Nedcor Pension Fund (defined-benefit) were granted a further option to transfer to one of the defined-contribution funds and approximately three-quarters of the then valuation surplus was allocated to members and pensioners.

32.1 Group defined-benefit plans

The group has recorded an asset of R1 075 million (2003: R791 million) in sundry debtors and a liability of R841 million (2003: R539 million) in sundry creditors in respect of defined-benefit plans. The respective asset and liability recognised in respect of medical defined benefit plans in accordance with the requirements of AC116: Employee Benefits is R538 million (2003: R471 million), and R629 million (2003: R552 million).

Nedcor
At 31 December 2004, the date of the latest actuarial calculation, the Nedcor Pension Fund had assets totalling R2 527 million (2003: R2 322 million) and the Nedcor Medical Aid Fund had assets totalling R538 million (2003: R471 million) at market value.

The respective actuarial valuation of the liabilities was R2 141 million (2003: R2 106 million) and R534 million (2003: R480 million), resulting in a surplus of R386 million (2003: R216 million) in the pension fund and a surplus of R4 million (2003: R9 million shortfall) in the medical aid fund.

The resulting asset to be recognised in sundry debtors on the balance sheet is R250 million (2003: R262 million).

BoE
As a consequence of the acquisition of BoE during 2002, the Nedcor Group now operates three further pension funds, namely NBS Group Pension Fund, Board of Executors Pension Fund and BoE Bank Division Pension Fund.

At 31 December 2004, the date of the latest actuarial calculation, the three BoE funds had combined assets totalling R347 million (2003: R330 million) at market value. The actuarial valuation of the combined liabilities was R264 million (2003: R257 million), resulting in a surplus of R83 million (2003: R73 million).

BoE's Medical Aid Fund at 31 December 2004, the date of the latest actuarial calculation, had assets totalling R nil (2003: R nil) at market value. The members now belong to the Nedcor Medical Aid Fund where post-retirement medical benefit liabilities are calculated at R82 million (2003: R72 million).

The resulting liability to be recognised on the balance sheet is R1 million (2003: R nil).

Nedbank London
At 31 December 2004, the date of the most recent actuarial calculation, the Nedbank London Pension Fund had assets totalling R144 million (2003: R142 million) at market value. The actuarial value of the liabilities was R193 million (2003: R170 million), resulting in a net liability of R49 million (2003: R28 million).

The resulting liability to be recognised on the balance sheet is R10 million (2003: R8 million).

Fairbairn Private Bank (ex-Gerrard)
At 31 December 2004, the date of the most recent actuarial calculation, the Fairbairn Private Bank Pension Fund had assets totalling R21 million (2003: R24 million) at market value. The actuarial value of the liabilities was R31 million (2003: R29 million), resulting in a net liability of R10 million (2003: R5 million).

The resulting liability to be recognised on the balance sheet is R4 million (2003: R2 million).

Nedbank Swaziland
At 31 December 2004, the date of the latest actuarial calculation, the Nedbank Swaziland Pension Fund had assets totalling R27 million (2003: R22 million) at market value. The actuarial valuation of the liabilities was R44 million (2003: R30 million), resulting in a net liability of R17 million (2003: R8 million).

The resulting asset to be recognised on the balance sheet is R nil (2003: R nil).

Nedbank Lesotho
At 31 December 2004, the date of the latest actuarial calculation, the Nedbank Lesotho Pension Fund had assets totalling R25 million (2003: R23 million) at market value. The actuarial valuation of the liabilities was R26 million (2003: R23 million), resulting in a net liability of R1 million (2003: R nil).

The resulting asset to be recognised on the balance sheet is R nil (2003: R nil).

Nedbank Namibia
Nedbank Namibia's Medical Aid Fund at 31 December 2004, the date of the latest actuarial calculation, had assets totalling R nil at market value. The post-retirement medical benefit liabilities are calculated at R12 million, resulting in a net liability of R12 million.

Optiplus
These are insurance plans, which are qualifying plan assets in terms of the accounting standard and are grossed up in the balance sheet and reflected in sundry creditors and debtors respectively.

	Defined-benefit pension plans 2004 Rm	Defined-benefit pension plans 2003 Rm
32 Employee benefits (continued)		
32.2 Amounts recognised in the balance sheet		
Present value of funded obligations	**(2 699)**	(2 615)
Fair value of plan assets	**3 090**	2 863
Funded status	**391**	248
Unrecognised actuarial losses	**185**	528
Unrecognised asset due to application of asset ceiling (paragraph 59 – AC116)	**(342)**	(524)
	234	252
Asset in balance sheet	**1 075**	791
Liability in balance sheet	**(841)**	(539)
32.3 Amounts recognised in the income statement		
Current service costs	**(34)**	(36)
Interest on obligation	**(238)**	(276)
Expected return on plan assets	**260**	304
Net actuarial gains recognised during the year	**(78)**	(14)
Effect of applying the asset ceiling	**48**	(34)
Total included in employee remuneration costs	**(42)**	(56)
32.4 Movements in the net asset recognised in the balance sheet		
Net asset at beginning of year	**252**	275
Net expense recognised in the income statement	**(42)**	(56)
Contributions	**24**	33
	234	252
Asset recognised	**1 075**	791
Liability recorded	**(841)**	(539)

%	Fairbairn Private Bank 2004	Fairbairn Private Bank 2003	Nedbank London 2004	Nedbank London 2003	All other pension funds 2004	All other pension funds 2003
32.5 Principal actuarial assumptions at balance sheet date						
Interest rate used to discount liabilities	**5,30**	9,50	**5,25**	5,50	**8,50**	9,50
Price inflation	**2,90**	5,00	**3,00**	0,00	**4,00**	5,00
Salary inflation	**4,40**	6,50	**4,00**	3,00	**5,50**	4,50 – 6,50
Expected rates of return on plan assets	**6,00**	9,50	**6,25**	5,50	**4,50 – 9,50**	5,00 – 9,50
Pensions in payment and deferred-pensions' inflation	**2,70**	5,00	**3,00**	2,50	**0,46 – 4,00**	1,39 – 4,78

		Defined-benefit medical aid fund 2004 Rm	2003 Rm
32 Employee benefits (continued)			
32.6 Amounts recognised in the balance sheet			
Present value of funded obligations		**629**	552
Fair value of plan assets		**(538)**	(471)
Funded status		**91**	81
Unrecognised actuarial gains/(losses)		**4**	(9)
Net liability		**95**	72
32.7 Amounts recognised in the income statement			
Current service costs		**24**	23
Interest on obligations		**52**	51
Expected return on plan assets		**(42)**	(46)
Total included in employee remuneration costs		**34**	28
32.8 Principal actuarial assumptions at balance sheet date			
Expected return on plan assets	(%)	**8,50 – 9,00**	9,00
Interest rate used to discount liabilities	(%)	**8,50 – 9,00**	9,00
Annual increase to medical aid subsidy	(%)	**6,00 – 6,50**	6,50
Retirement age	(years)	**60**	60

33 Derivative financial instruments

33.1 Derivative financial instruments

These transactions have been entered into in the normal course of business and no material losses are anticipated other than those for which provision has been made in the income statement. There are no commitments or contingent commitments under derivative instruments that are settled other than with cash.

The principal types of derivative contracts into which the group enters are described below.

Swaps

These are over-the-counter (OTC) agreements between two parties to exchange periodic payments of interest, or payments for the change in value of a commodity, or related index, over a set period based on notional principal amounts. The group enters into swap transactions in several markets. Interest rate swaps exchange fixed rates for floating rates of interest based on notional amounts. Basis swaps exchange floating or fixed interest calculated using different bases. Cross currency swaps are the exchange of interest based on notional values of different currencies.

Options

Currency and interest rate options confer the right, but not the obligation, on the buyer to receive or pay a specific quantity of an asset or financial instrument for a specified price at or before a specified date. Options may be exchange traded or OTC agreements. The group principally buys and sells currency and equity options.

Futures and forwards

Short-term interest rate futures, bond futures, financial and commodity futures and forward foreign exchange contracts are all agreements to deliver, or take delivery of, a specified amount of an asset or financial instrument based on the specified rate, price or index applied against the underlying asset or financial instrument, at a specified date. Futures are exchange traded at standardised amounts of the underlying asset or financial instrument. Forward contracts are OTC agreements and are principally dealt in by the group in interest rates as forward rate agreements and in currency as forward foreign exchange contracts.

Collateral

The group may require collateral in respect of the credit risk in derivative transactions. The amount of credit risk is principally the positive fair value of contracts. Collateral may be in the form of cash or in the form of a lien over a customer's assets entitling the group to make a claim for current and future liabilities.

Rm	Gross carrying value of assets 2004	Gross carrying value of liabilities 2004	Net carrying value 2004	Gross carrying value of assets 2003	Gross carrying value of liabilities 2003	Net carrying value 2003
33 Derivative financial instruments (continued)						
33.2 Total carrying value of derivative financial instruments	**27 560**	**28 055**	**(495)**	28 496	28 206	290

A detailed breakdown of the notional principal and fair value of the various types of derivative financial instruments held by the group is presented in the following tables.

33.3 Notional principal

This represents the gross notional amounts of all outstanding contracts at year-end. This gross notional amount is the sum of the absolute amount of all purchases and sales of derivative instruments. The notional amounts do not represent amounts exchanged by the parties and therefore represent only the measure of involvement by the group in derivative contracts and not its exposure to market or credit risks arising from such contracts. The amounts actually exchanged are calculated on the basis of the notional amounts and other terms of the derivative, which relate to interest rates, exchange rates, securities prices or financial and other indices.

Rm	Gross notional principal	Positive notional principal	Negative notional principal
33.4 Notional principal of derivative financial instruments			
2004			
Equity derivatives			
Options written	**30 020**		**30 020**
Options purchased	**5 266**	**5 266**	
Futures	**1 430**	**1 430**	
	36 716	**6 696**	**30 020**
Exchange rate contracts			
Spot	**2 908**	**1 383**	**1 525**
Forwards	**26 053**	**17 847**	**8 206**
Currency swaps	**109 962**	**58 373**	**51 589**
Options purchased	**226**	**226**	
Options written	**138**		**138**
	139 287	**77 829**	**61 458**
Interest rate contracts			
Interest rate swaps	**336 011**	**154 686**	**181 325**
Forward rate agreements	**193 482**	**92 277**	**101 205**
Options purchased	**470**	**470**	
Options written	**720**		**720**
Futures	**10 928**	**5 737**	**5 191**
Caps	**5 962**	**2 404**	**3 558**
Floors	**159**	**100**	**59**
	547 732	**255 674**	**292 058**
Total notional principal	**723 735**	**340 199**	**383 536**

Rm	Gross notional principal	Positive notional principal	Negative notional principal
33 Derivative financial instruments (continued)			
33.4 Notional principal of derivative financial instruments (continued)			
2003			
Equity derivatives			
Options written	3 963		3 963
Options purchased	3 828	3 828	
Futures	4 584	2 458	2 126
	12 375	6 286	6 089
Exchange rate contracts			
Spot	4 861	2 322	2 539
Forwards	31 722	17 039	14 683
Currency swaps	153 735	76 950	76 785
Options purchased	1 305	1 305	
Options written	822	41	781
	192 445	97 657	94 788
Interest rate contracts			
Interest rate swaps	299 770	134 327	165 443
Forward rate agreements	249 909	122 145	127 764
Options purchased	3 179	2 884	295
Options written	1 887		1 887
Futures	3 603	1 758	1 845
Caps	2 958	2 036	922
Floors	9		9
Credit-linked notes	1 644	1 557	87
Credit default swaps	66	66	
	563 025	264 773	298 252
Total notional principal	767 845	368 716	399 129

33.5 Carrying value of derivative financial instrument assets and liabilities

The amounts disclosed represent the value of all derivative instruments held at 31 December 2004. The fair value of a derivative financial instrument is the amount at which it could be exchanged in a current transaction between willing parties, other than a forced liquidation or sale. Fair values are obtained from quoted market prices, discounted cash flow models and market-accepted option and future pricing models.

When it is not practicable, owing to constraints of timeliness or cost, to determine the fair value of a derivative instrument with sufficient reliability, such derivative is included in the following table at a value calculated on an accrual basis. In terms of that basis a value is obtained by taking into account the original cost of the derivative and only the realised gains or losses in respect of the instrument.

Rm	Net carrying value	Carrying value of assets	Carrying value of liabilities
33 Derivative financial instruments (continued)			
33.6 Carrying value of derivative financial instrument assets and liabilities			
2004			
Equity derivatives			
Options written	(2 305)		2 305
Options purchased	3 209	3 209	
Futures	654	654	
	1 558	3 863	2 305
Exchange rate contracts			
Spot	10	284	274
Forwards	1 003	1 955	952
Currency swaps	758	8 359	7 601
Options purchased	95	95	
Options written	(38)		38
	1 828	10 693	8 865
Interest rate contracts			
Interest rate swaps	(3 892)	12 518	16 410
Forward rate agreements	(26)	437	463
Options purchased	37	37	
Options written	(4)		4
Futures		2	2
Caps		1	1
Floors	4	9	5
	(3 881)	13 004	16 885
Total carrying value	(495)	27 560	28 055

Rm	Net carrying value	Carrying value of assets	Carrying value of liabilities
33 Derivative financial instruments (continued)			
33.6 Carrying value of derivative financial instrument assets and liabilities (continued)			
2003			
Equity derivatives			
Options written	(1 150)		1 150
Options purchased	1 486	1 486	
Futures	375	1 186	811
	711	2 672	1 961
Exchange rate contracts			
Spot	46	328	282
Forwards	636	2 243	1 607
Currency swaps	(364)	10 978	11 342
Options purchased	33	33	
Options written	(18)		18
	333	13 582	13 249
Interest rate contracts			
Interest rate swaps	(2 854)	9 061	11 915
Forward rate agreements	(24)	394	418
Options purchased	34	34	
Options written	(349)		349
Futures	(7)	150	157
Caps	1	2	1
Floors	(1)		1
Credit-linked notes	2 379	2 534	155
Credit default swaps	67	67	
	(754)	12 242	12 996
Total carrying value	290	28 496	28 206

Rm	Exchange rate contracts	Interest rate contracts	Equity derivatives	Total
33 Derivative financial instruments (continued)				
33.7 Analysis of derivative instruments				
Positive fair value of derivatives				
2004				
Maturity analysis				
Under one year	9 138	1 170	1 834	12 142
One to five years	1 284	6 763	2 029	10 076
Over five years	271	5 071		5 342
	10 693	13 004	3 863	27 560
Counterparty analysis				
Financial institutions	6 926	11 708	3 703	22 337
Non-financial institutions	3 767	1 296	160	5 223
	10 693	13 004	3 863	27 560
2003				
Maturity analysis				
Under one year	7 425	933	1 881	10 239
One to five years	3 694	6 124	791	10 609
Over five years	2 463	5 185		7 648
	13 582	12 242	2 672	28 496
Counterparty analysis				
Financial institutions	11 197	11 571	1 456	24 224
Non-financial institutions	2 385	671	1 216	4 272
	13 582	12 242	2 672	28 496
Negative fair value of derivatives				
2004				
Maturity analysis				
Under one year	7 780	1 437	1 709	10 926
One to five years	755	5 776	591	7 122
Over five years	330	9 672	5	10 007
	8 865	16 885	2 305	28 055
Counterparty analysis				
Financial institutions	6 648	15 412	2 081	24 141
Non-financial institutions	2 217	1 473	224	3 914
	8 865	16 885	2 305	28 055
2003				
Maturity analysis				
Under one year	7 544	1 433	1 884	10 861
One to five years	3 401	4 875	77	8 353
Over five years	2 304	6 688		8 992
	13 249	12 996	1 961	28 206
Counterparty analysis				
Financial institutions	12 445	12 249	1 212	25 906
Non-financial institutions	804	747	749	2 300
	13 249	12 996	1 961	28 206

Rm	Exchange rate contracts	Interest rate contracts	Equity derivatives	Total
33 Derivative financial instruments (continued)				
33.7 Analysis of derivative instruments (continued)				
Notional principal of derivatives				
2004				
Maturity analysis				
Under one year	**131 461**	**278 008**	**5 809**	**415 278**
One to five years	**6 911**	**187 305**	**9 205**	**203 421**
Over five years	**915**	**82 419**	**21 702**	**105 036**
	139 287	**547 732**	**36 716**	**723 735**
Counterparty analysis				
Financial institutions	**114 984**	**429 930**	**35 670**	**580 584**
Non-financial institutions	**24 303**	**117 802**	**1 046**	**143 151**
	139 287	**547 732**	**36 716**	**723 735**
2003				
Maturity analysis				
Under one year	178 939	252 719	8 689	440 347
One to five years	9 869	230 860	3 686	244 415
Over five years	3 637	79 446		83 083
	192 445	563 025	12 375	767 845
Counterparty analysis				
Financial institutions	172 327	461 734	6 415	640 476
Non-financial institutions	20 118	101 291	5 960	127 369
	192 445	563 025	12 375	767 845

33.8 Risk monitoring

Details of the group's risk management structure, policies and methods are noted on pages 64 to 74 and the interest rate risk analysis is detailed on pages 158 and 159.

34 Foreign currency conversion guide

Monetary figures in these financial statements are expressed to the nearest million South African rand. The approximate value of the South African rand as at 31 December against the following currencies was:

	2004	2003
United States dollar	**0,1776**	0,1509
Pound sterling	**0,0921**	0,0847
Euro	**0,1302**	0,1196

Analysis of investments in associate companies and joint ventures

for the year ended 31 December

Name of company and nature of business	Method used to account for investment	Percentage holding 2004 %	2003 %	Acquisition date	Year-end
Listed					
Banking					
State Bank of Mauritius Ltd	Equity	**20,1**	20,1	Nov 97	Jun
Technology					
Net1 Applied Technology Holdings Ltd****	Equity		25,4	Jul 00	Jun
Other					
SA Retail**	Equity		38,2	Nov 01	Mar
Unlisted					
Banking					
Banque SBM Madagascar	Equity	**20,0**	20,0	Dec 99	Dec
Nedbank Namibia Limited (Formerly Commercial Bank of Namibia Ltd)*****	Equity			Dec 94	Dec
SBM Nedbank International Ltd	Equity	**50,0**	50,0	Jul 99	Jun
Technology					
Acturis Ltd†††	Equity	**69,4**		Mar 01	Sep
Hatch Investments (Mauritius) Ltd	Equity	**37,5**	37,5	Mar 01	Mar
Miraculum (Pty) Ltd***	Equity			Jul 00	Jul
The Internet Solution (Pty) Ltd	Equity	**20,0**	20,0	Jun 00	Sep
The IQ Business Group (Pty) Ltd	Equity	**46,1**	46,1	Jul 00	Jun
Other					
Blue Cloud Investments 40 (Pty) Ltd**	Equity		45,0	Jul 02	Dec
BoE (Pty) Ltd††	Equity	**50,0**	50,0	Jan 03	Dec
BoE Life Assurance Company Ltd††	Equity	**50,0**	50,0	Jan 03	Dec
Boness Development Phase 3 (Pty) Ltd****	Equity		100,0	Jan 92	Dec
Bridgeport Properties (Pty) Ltd****	Equity		48,0	Jul 02	Sept
Capricorn Science and Technology Park (Pty) Ltd†	Equity		10,4	Nov 98	Sept
Catalyst Holdings (Pty) Ltd†	Equity		30,0	Jan 99	Dec
Corovest – NIB Property Asset Management	Equity	**40,0**	35,0	May 00	Dec
Erf 787 Lakefield (Pty) Ltd****	Equity		50,0	Jul 02	Jun
G & C Shelf 31 (Pty) Ltd	Equity	**40,0**		May 04	Feb
Growthpoint & Toontjiesrivier Joint Venture†	Equity	**49,9**	49,9	Oct 02	Dec
Inclub Properties (Pty) Ltd	Equity	**28,0**	28,0	Jul 02	Jun
Kimberley-Clark SA Holdings (Pty) Ltd	Equity	**50,0**		Aug 04	Dec
Lyric Rose (Pty) Ltd	Equity	**36,8**	25,0	Jul 02	Feb
Off The Shelf Investment Forty One (Pty) Ltd	Equity	**33,3**		Dec 03	Feb
Retail Investment Holdings (Pty) Ltd**	Equity		50,0	Jul 02	Jun
Robow Investments No 47 (Pty) Ltd	Equity	**50,0**	50,0	Dec 02	Feb
Sanbona Properties (Pty) Ltd	Equity	**50,0**	50,0	Oct 03	Sept
Sandton Square Portion 8 (Pty) Ltd	Equity	**25,0**	25,0	Jul 02	Apr
Steenberg Office Development (Pty) Ltd	Equity	**25,0**	25,0	Jul 02	Feb
Stowaway Self Storage South Africa (Pty) Ltd	Equity	**50,0**	50,0	Jul 02	Dec
Superbia Four (Pty) Ltd	Equity	**30,0**	30,0	Jul 02	Feb
Tokai Development (Pty) Ltd	Equity	**25,0**	25,0	Jul 02	Jun
Western Cape Property Company Ltd**	Equity		23,0	Nov 98	Dec
Other					

* *Represents an amount less than R1 million.*
** *Disposed of in 2004.*
*** *Disposed of in 2003, but still reflects equity income.*
**** *Disposed of in 2004, but still reflects equity income.*
***** *Consolidated as a subsidiary from 1 September 2003.*
† *No longer accounted for as an associate.*
†† *Joint ventures (formerly subsidiaries).*
††† *This represents the group's economic interest in Acturis but due to a voting pool agreement Nedcor does not have the ability to exercise control.*

Date to which equity income accounted for	Equity-accounted earnings 2004 Rm	Equity-accounted earnings 2003 Rm	Carrying amount 2004 Rm	Carrying amount 2003 Rm	Market value/ directors' valuation 2004 Rm	Market value/ directors' valuation 2003 Rm	Net indebtedness of loans to/(from) associates 2004 Rm	Net indebtedness of loans to/(from) associates 2003 Rm
Dec 04	**51**	61	**336**	382	**356**	458		
Dec 04	**22**	35		171		321		
Dec 04				372		367		
	6	33	**70**	85	**60**	85		
Dec 04	**1**	1	**8**	8	**4**	8		
Dec 04		27						
Dec 04	**5**	5	**62**	77	**56**	77		
	22	5	**127**	138	**275**	207	**55**	55
Dec 04			**23**		**27**			
Dec 04		(6)						
Jul 04		(1)						
Dec 04	**21**	17	**70**	105	**200**	200	**23**	22
Dec 04	**1**	(5)	**34**	33	**48**	7	**32**	33
	46	(2)	**510**	479	**665**	464	**142**	338
Dec 04				5		5		6
Dec 04	**22**	11	**107**	107	**107**	107		
Dec 04	**(12)**	6	**47**	47	**43**	20	**(12)**	6
Dec 04	**12**	(12)		32		43		32
Dec 04	**(1)**			11		11		11
Dec 04		(2)		7		7		10
Dec 04		1		32		32		37
Dec 04	*		**7**	6	**7**	6	**7**	6
Dec 04	*			5		5		5
Dec 04	*		**11**		**11**		**10**	
Dec 04				106		106		106
Dec 04	**(2)**	(2)		4		4		12
Dec 04	**26**		**214**		**349**			
Dec 04	**1**	*	**6**	4	**6**	4	**6**	4
Dec 04	*		**7**	4	**7**	4	**7**	4
Dec 04				6		6		
Dec 04	*		**7**	7	**7**	7	**7**	7
Dec 04	**(7)**		**29**	2	**43**	2	**51**	
Dec 04	*		**28**	15	**28**	15	**28**	15
Dec 04	*		**1**	1	**1**	1	**1**	1
Dec 04	**1**	(1)		12		12		12
Dec 04	**(1)**	1		1		1		
Dec 04		(5)	*	2	*	2	*	2
Dec 04				2		2		11
	7	(1)	**46**	61	**56**	62	**37**	51
	147	132	**1 043**	1 627	**1 356**	1 902	**197**	393

Subsidiary companies

for the year ended 31 December

	Group				Company			
	Issued capital		Effective holding		Book value of investment		Net indebtedness	
	2004 Rm	2003 Rm	2004 %	2003 %	2004 Rm	2003 Rm	2004 Rm	2003 Rm
Banking								
Nedbank Namibia (Formerly the Commercial Bank of Namibia Ltd)	**16**	16	**93**	93				
Nedbank Malawi Ltd	**10**	12	**91**	91				
Fairbairn Private Bank (Jersey) Ltd (formerly Gerrard Private Bank Ltd)	**4**	5	**70**	70				
Imperial Bank Ltd	**3**	3	**50**	50				
Nedbank (Lesotho) Ltd	**20**	20	**100**	100				
Nedbank Ltd	**27**	27	**100**	100	**14 642**	10 744	**503**	(2 117)
Nedbank (Swaziland) Ltd	**12**	12	**67**	67				
Nedcor Asia Ltd (Hong Kong)	**132**	156	**100**	100				
Peoples Bank Ltd	**45**	45	**100**	100				
SBM Nedcor Holdings Ltd (Mauritius)	*****	*	**80**	79				
Trust and participation bond administration								
Fairbairn Trust Company Ltd (Jersey)	**1**	1	**100**	100				
Nedcor Collective Investments Ltd	**6**	6	**100**	100				
BoE Trust (Pty) Ltd (STL and OMT combined)	**1**	1	**100**	100				
Syfrets Participation Bond Managers Ltd	**1**	1	**100**	100				
Syfrets Trust Ltd – see BoE Trust above		*		100				
Syfrets Securities Ltd	**1**	1	**100**	100	**3**			
Syfrets Securities Nominees Ltd	*****		**99**					
FTNIB Management Company Ltd	**2**	2	**100**	100	**18**	18		
Other companies								
BoE Holdings Ltd	**2**	2	**100**	100				
BoE International Holdings Ltd (Isle of Man)	*****	*	**100**	100				37
NedLife Assurance Company Ltd (formerly BoE Life Assurance Company Ltd)	**15**	15	**50**	100				
BoE Life International Ltd		174		100				
BoE Life Ltd	**1**	1	**100**	100				
BoE Ltd	**11**	11	**100**	100	**7 064**	7 064	**(527)**	61
BoE Management Ltd	*****	*	**100**	100			**(4 138)**	(4 138)
Cape of Good Hope Financial Services Ltd	**6**	6	**100**	100			**(6)**	135
BoE (Pty) Ltd	**1**	1	**50**	50			**(568)**	
BoE Clocktower Nominees Ltd (formerly FTNIB Noms)	**1**	*	**100**	100	**2**	2		
Dr Holsboer Benefit Fund			**100**					
Fasic Africa (Pty) Ltd	*****		**82**					
Nedbank Africa Investments Ltd (Mauritius)	*****	*	**100**	100				
Nedeurope Ltd (Isle of Man)	**1 295**	1 524	**100**	100	**60**		**(22)**	
Nedcor Insurance Company (SA) Ltd	*****	*	**100**	100	**5**	5		
Nedcor Group Insurance Company Ltd (Isle of Man)	**10**	10	**100**	100				
Nedcor Insurance Company Ltd	*****	*	**100**	100	**33**	32		
Nedcor Investment Holdings 101 Ltd	**17**	17	**100**	100	**779**	779	**(1 983)**	(1 981)
Nedcor Investment 102 Ltd	**6**	6	**100**	100				
Nedcor Investments Ltd	**27**	27	**100**	100				
Nedcor Securities (Pty) Ltd	**32**	32	**100**	100				
Nedcor Trade Services Ltd (Mauritius)	**3**	3	**100**	100				
Nedinsurance Company Ltd	**5**	5	**100**	100	**49**	49	**(49)**	(49)
Taquanta Securities (Pty) Ltd	*****	*	**100**	100				
Tando AG (Switzerland)	**172**	185	**100**	100	**216**	256		
The Board of Executors 1838	*****	*	**100**	100			**(39)**	(39)
Other companies	*****	*	**100**	100		9	**(13)**	(13)
					22 871	18 958	**(6 842)**	(8 104)

** Less than R1 million.*

Note 1

Headline earnings from subsidiaries (after eliminating intercompany transactions)

	2004 Rm	2003 Rm
Aggregate earnings	**1 974**	528
Aggregate losses	**527**	473

Note 2

General information required in terms of the fourth schedule of the Companies Act, 1973, is detailed in respect of only those subsidiaries where the financial position or results are material to the group. It is considered that the disclosure in these statements of such information in respect of the remaining subsidiaries would entail expense out of proportion to the value to members. Other subsidiaries consist of nominee, property-owning and financial holding companies and companies acquired in the course of lending activities. A register detailing information in respect of all subsidiaries is available for inspection at the registered office.

Company income statement

for the year ended 31 December

	Notes	2004 Rm	2003* Rm
Interest income		46	59
Interest expense		41	58
Net interest income		5	1
Dividends from subsidiaries		298	4 875
Dividends from other investments		3	4
Foreign currency translation gains		1	382
Total income		307	5 262
Operating expenses	9	15	7
Profit from operations before non-trading and capital items		292	5 255
Impairment of investments		(70)	(60)
Impairment of advances	7	(218)	
Loss on sale of subsidiary company			(345)
(Loss)/Profit before tax		4	4 850
Taxation		8	8
South African normal taxation – current		6	(2)
– deferred			(1)
Secondary taxation on companies		2	11
Net (loss)/profit for the year		(4)	4 842

Company balance sheet

as at 31 December

	Notes	2004 Rm	2003* Rm
Assets			
Advances and other debtors	1	4	6
Deferred taxation asset		1	1
Current taxation prepaid	2	2	
Investments in subsidiary companies		30 206	19 731
Shares at cost – unlisted		22 871	18 958
Owing by subsidiaries		7 335	773
Other investments – unlisted	4	32	32
Total assets		30 245	19 770
Shareholders' equity and liabilities			
Ordinary share capital	5	394	275
Ordinary share premium		10 857	5 754
Non-distributable reserves		41	41
Distributable reserves		4 546	4 819
Ordinary shareholders' equity		15 838	10 889
Sundry creditors	6	12	3
Current taxation liabilities	2		1
Impairment of advances	7	218	
Amounts owing to subsidiaries		14 177	8 877
Total liabilities		14 407	8 881
Total shareholders' equity and liabilities		30 245	19 770

** Restated as per note 9.*

Company statement of changes in shareholders' equity

for the year ended 31 December

	Number of ordinary shares	Ordinary share capital Rm	Ordinary share premium Rm	Other non-distributable reserves Rm	Distributable reserves Rm	Total Rm
Balance at 31 December 2002	270 675 320	271	5 378	41	1 379	7 069
Shares issued for options exercised under the Nedcor Group (1994) Employee Incentive Scheme	4 079 105	4	377			381
Share issue expenses			(1)			(1)
Net profit for the year					4 842	4 842
Dividends to shareholders					(1 402)	(1 402)
Balance at 31 December 2003	**274 754 425**	**275**	**5 754**	**41**	**4 819**	**10 889**
Shares issued for options exercised under the Nedcor Group (1994) Employee Incentive Scheme	**2 766 258**	**3**	**169**			**172**
Rights offer	**114 481 367**	**114**	**5 038**			**5 152**
Capitalisation award issue	**1 930 396**	**2**	**85**			**87**
Other shares issued	**278 944**		**16**			**16**
Share issue expenses			**(205)**			**(205)**
Net loss for the year					**(4)**	**(4)**
Dividends to shareholders					**(269)**	**(269)**
Balance at 31 December 2004	**394 211 390**	**394**	**10 857**	**41**	**4 546**	**15 838**

Company cash flow statement

for the year ended 31 December

	Note	2004 Rm	2003* Rm
Cash flow from operating activities	8	**291**	4 873
Cash receipts from clients – interest income		**5**	1
Cash payments to clients, staff and suppliers – other operating income		**(15)**	(7)
Dividends received on investments		**301**	4 879
Change in working funds		**(1 254)**	2 404
Increase in operating assets – Advances and other accounts		**(6 562)**	(46)
Increase in operating liabilities – Creditors and other liabilities		**5 308**	2 450
Cash (utilised)/generated by operating activities before taxation		**(963)**	7 277
Taxation paid		**7**	–
Amount unpaid/(prepaid) at beginning of year		**1**	(3)
Income statement charge (excluding deferred tax)		**8**	2
Amount (prepaid)/unpaid at end of year		**(2)**	1
Net cash (utilised)/generated by operating activities		**(970)**	7 277
Cash flows from investment activities			
Net acquisition of investments in subsidiary companies		**(3 983)**	(6 255)
Cash flows from financing activities		**4 953**	(1 022)
Proceeds from issue of ordinary shares		**5 427**	380
Share issue expense		**(205)**	
Dividends paid		**(269)**	(1 402)
Net increase in cash and short-term funds		**–**	–

* *Restated as per note 9.*

Notes to the company financial statements

for the year ended 31 December

		2004 Rm	2003 Rm
1	**Advances and other debtors**		
	Sundry debtors and accrued interest	4	6
	Maturity structure These assets are repayable on demand or at short notice and are all owed within South Africa.		
2	**Current taxation**		
	Normal South African taxation		
	Current taxation prepaid	2	
	Current taxation liability		(1)
		2	(1)
3	**Taxation rate reconciliation (excluding non-trading and capital items)**	%	%
	Standard rate of South African normal taxation	30	30
	Non-taxable income	>(100)	(30)
	S23 application	105	
	Non-deductible capital items	>100	
	Prior year adjustments and underprovisions	125	
	STC	49	
	Other – deferred tax		
	Total taxation on income as percentage of profit before taxation (excluding transaction taxes and non-trading and capital items)	208	–
4	**Other investments**	Rm	Rm
	Carrying amount		
	Unlisted investments	32	32
	Valuation		
	Unlisted investments at directors' valuation	32	32
5	**Share capital**		
	Ordinary share capital		
	Authorised		
	600 000 000 (2003: 350 000 000) ordinary shares of R1 each	600	350
	Issued		
	394 211 390 (2003: 274 754 425) fully paid ordinary shares of R1 each	394	275
	Subject to the restrictions imposed by the Companies Act of 1973, the unissued shares are under the control of the directors until the forthcoming annual general meeting. In terms of special resolutions passed in general meeting, the directors were granted the general authority to buy back up to 10% of the issued share capital of the company until the forthcoming annual general meeting.		
6	**Sundry creditors**		
	Creditors and other accounts	12	3

	2004 Rm	2003 Rm
7 Impairment of advances		
Specific impairment of intergroup advances made to subsidiary companies.	218	
Nedcor Limited has also guaranteed these intergroup advances for which the impairment has been raised.		
Where the net asset values of subsidiaries of Nedcor are negative and advances have been made by Nedbank Limited, Nedcor has guaranteed the repayment of these advances to Nedbank Limited.		
8 Cash flow from operating activities		
Reconciliation of profit from operations to cash flow from operating activities		
Profit from operations	4	4 850
Adjusted for:		
Foreign exchange translation gain	(1)	(382)
Impairment of advances	218	60
Impairment of investments	70	
Loss on sale of subsidiary companies		345
Cash flows from operating activities	291	4 873
9 Operating expenses		
Audit fees – current year	6	4
– prior year	3	
Directors' fees	4	2
Other	2	1
	15	7

10 Restatement of 2003 dividends received

Dividends received from subsidiaries during 2003, to the amount of R1 207 million, were adjusted against the carrying value of these investments as it was paid out of pre-acquisition reserves.



NEDCOR

Additional information index

Table of contents

Registration number 1966/010630/06
(Incorporated in the Republic of South Africa)

www.nedcor.com

Shareholders' analysis

for the year ended 31 December

Register date: 31 December 2004

Issued share capital: 394 211 390 shares

Shareholder spread	Number of shareholders	% of shares	Number of shares	% of shares
1 – 1 000 shares	15 511	81,75	3 388 684	0,86
1 001 – 5 000 shares	2 389	12,59	5 098 164	1,29
5 001 – 10 000 shares	359	1,89	2 595 859	0,66
10 001 – 50 000 shares	378	1,99	8 535 339	2,17
50 001 – 100 000 shares	135	0,71	9 731 854	2,47
100 001 – 1 000 000 shares	170	0,90	47 665 999	12,09
1 000 001 shares and over	32	0,17	317 195 491	80,46
	18 974	100,00	394 211 390	100,00

Distribution of shareholders	Number of shareholders	% of shares	Number of shares	% of shares
Banks	182	0,96	70 462 326	17,88
Close corporations	162	0,85	307 665	0,08
Endowment funds	95	0,50	1 379 083	0,35
Individuals	15 458	81,47	10 873 033	2,76
Insurance companies	51	0,27	135 997 122	34,50
Investment companies	53	0,28	89 722 319	22,76
Medical aid schemes	6	0,03	27 038	0,01
Mutual funds	184	0,97	27 840 042	7,06
Nominees and trusts	2 007	10,58	3 505 586	0,89
Other corporations	144	0,76	295 160	0,07
Pension funds	270	1,42	51 768 504	13,13
Private companies	329	1,73	1 657 089	0,42
Public companies	32	0,17	324 011	0,08
Share trusts	1	0,01	52 412	0,01
	18 974	100,00	394 211 390	100,00

Public/Non-public shareholders	Number of shareholdings	% of shares	Number of shares	% of shares
Non-public shareholders	72	0,38	206 721 661	52,44
Directors	10	0,05	64 906	0,02
Old Mutual Life Assurance Company (SA) Ltd and Associates	29	0,15	204 666 239	51,92
Nedcor pension funds	5	0,03	125 031	0,03
Nedcor Ltd and associates*	28	0,15	1 865 485	0,47
Public shareholders	18 902	99,62	187 489 729	47,56
	18 974	100,00	394 211 390	100,00

* *Shares held in nominee companies and mutual funds.*

Shareholders' analysis

Beneficial shareholders' holding of 3% or more	Number of shares	% of shares
Old Mutual Group	204 666 239	51,92
Public Investment Commissioners	22 918 445	5,81

Breakdown of non-public holdings

Nedcor ordinary shares held by directors (refer page 89 for details)	Number of shares	% of shares
CJW Ball	10 000	0,003
MWT Brown	909	
WAM Clewlow	2 849	0,001
RG Cottrell	523	
MM Katz	4 273	0,001
MJ Levett	17 804	0,005
JB Magwaza	150	
ME Mkwanazi	1 647	
ML Ndlovu	18 299	0,005
CML Savage	8 452	0,002
Total	64 906	0,016

	Number of shares	31 Dec 2004 % holding	30 June 2004 % holding	31 Dec 2003 % holding
Managers				
Old Mutual Asset Managers (SA)	211 610 497	53,68	53,65	53,16
Allan Gray Investment Management (SA)	30 120 740	7,64	3,95	0,06
Sanlam Investment Management (SA)	22 607 965	5,73	3,90	3,36
STANLIB Asset Management (SA)	17 863 473	4,53	3,80	4,24
Boston Company Asset Management (US)	12 184 724	3,09	3,13	3,04
Julius Baer Investment Management (US)	8 830 194	2,24	1,05	–
Franklin Templeton Investments (US)	7 989 115	2,03	1,50	1,08
Major beneficial shareholders				
Name				
Old Mutual Life Assurance Company Limited & Associates (SA)	204 666 239	51,92	51,58	51,02
Public Investment Commissioner (SA)	22 918 445	5,81	4,73	5,83
Liberty Life Association of Africa (SA)	5 209 381	1,32	1,12	1,09
Geographical distribution of shareholders				
Country				
South Africa	320 025 028	81,18	77,25	79,70
USA	50 043 566	12,69	14,01	12,42
England and Wales	8 433 753	2,14	3,94	2,30
Netherlands	3 277 637	0,83	0,68	0,19
Luxembourg	2 309 039	0,59	1,32	1,71
Other countries	10 122 367	2,57	2,80	3,68

Geographic spread of Nedcor operations

African operations



Malawi
Zimbabwe
Namibia
Mauritius
Swaziland
South Africa
Lesotho
Other African operations
Old Mutual Bank branches
Peoples Bank branches
Nedbank branches

South African operations



Group currency-adjusted balance sheet

at 31 December

	2004 Rm	2003 Rm	2004 $m	2003 $m	2004 £m	2003 £m	2004 €m	2003 €m
Assets								
Cash and short-term funds	**10 050**	12 227	**1 785**	1 845	**926**	1 036	**1 309**	1 462
Other short-term securities	**16 310**	10 610	**2 897**	1 601	**1 502**	899	**2 124**	1 269
Government and other securities	**26 224**	21 333	**4 657**	3 219	**2 415**	1 807	**3 414**	2 551
Derivative instruments	**27 560**	28 496	**4 895**	4 300	**2 538**	2 414	**3 588**	3 408
Advances	**221 128**	210 096	**39 272**	31 703	**20 366**	17 795	**28 791**	25 127
Sundry debtors	**7 881**	7 463	**1 400**	1 126	**726**	632	**1 026**	893
Deferred taxation assets	**1 172**	3 074	**208**	464	**108**	260	**153**	368
Current taxation prepaid	**196**	256	**35**	39	**18**	22	**26**	31
Investments:								
Investments in associate companies and joint ventures	**1 043**	1 627	**185**	246	**96**	138	**136**	195
Other investments	**3 456**	3 788	**614**	572	**318**	321	**450**	453
Insurance assets	**3 109**	5 152	**552**	777	**286**	436	**405**	616
Property and equipment	**2 740**	2 684	**487**	405	**252**	227	**357**	321
Computer software and capitalised development costs	**1 419**	1 710	**252**	258	**131**	145	**185**	205
Goodwill	**3 441**	3 762	**611**	568	**317**	319	**448**	450
Clients' indebtedness for acceptances	**1 509**	835	**269**	125	**139**	73	**194**	99
Total assets	**327 238**	313 113	**58 119**	47 248	**30 138**	26 524	**42 606**	37 448
Shareholders' equity and liabilities								
Ordinary share capital	**394**	275	**70**	41	**36**	23	**51**	33
Ordinary share premium	**9 892**	4 801	**1 757**	724	**911**	407	**1 288**	574
Reserves	**7 809**	6 571	**1 387**	993	**719**	557	**1 017**	786
Ordinary shareholders' equity	**18 095**	11 647	**3 214**	1 758	**1 666**	987	**2 356**	1 393
Minority shareholders' equity								
Attributable to preference shareholders	**2 770**	2 802	**492**	423	**255**	237	**361**	335
Attributable to ordinary shareholders	**721**	652	**128**	98	**66**	55	**94**	78
Total shareholders' equity and minority shareholders' equity	**21 586**	15 101	**3 834**	2 279	**1 987**	1 279	**2 811**	1 806
Liabilities								
Deposits, current accounts and other creditors	**254 299**	238 404	**45 164**	35 975	**23 421**	20 195	**33 110**	28 513
Sundry creditors	**10 054**	12 454	**1 786**	1 879	**926**	1 057	**1 309**	1 489
Derivative instruments	**28 055**	28 206	**4 983**	4 256	**2 584**	2 389	**3 653**	3 373
Deferred taxation liabilities	**1 125**	2 731	**200**	412	**104**	231	**146**	327
Current taxation liabilities	**193**	144	**34**	22	**18**	12	**25**	17
Insurance funds	**3 109**	5 152	**552**	777	**286**	436	**405**	616
Long-term debt instruments	**7 308**	10 086	**1 298**	1 522	**673**	854	**951**	1 207
Liabilities under acceptances	**1 509**	835	**268**	126	**139**	71	**196**	100
Total liabilities	**305 652**	298 012	**54 285**	44 969	**28 151**	25 245	**39 795**	35 642
Total shareholders' equity and liabilities	**327 238**	313 113	**58 119**	47 248	**30 138**	26 524	**42 606**	37 448
Guarantees on behalf of clients excluded from assets	**10 770**	12 403	**1 913**	1 872	**992**	1 051	**1 402**	1 483
Exchange rate as at 31 December for R1	**1**	1	**0,1776**	0,1509	**0,0921**	0,0847	**0,1302**	0,1196

Group currency-adjusted income statement

for the year ended 31 December

	2004 Rm	2003 Rm	2004 $m	2003 $m	2004 £m	2003 £m	2004 €m	2003 €m
Interest income	**23 825**	28 141	**3 733**	3 788	**2 037**	2 305	**2 997**	3 323
Interest expense	**16 258**	21 333	**2 548**	2 871	**1 390**	1 747	**2 045**	2 519
Net interest income	**7 567**	6 808	**1 185**	917	**647**	558	**952**	804
Non-interest revenue	**8 197**	7 953	**1 284**	1 070	**701**	651	**1 031**	939
Foreign currency translation losses	**(372)**	(1 416)	**(58)**	(191)	**(32)**	(116)	**(47)**	(167)
Gross operating income	**15 392**	13 345	**2 411**	1 796	**1 316**	1 093	**1 936**	1 576
Impairment of advances	**1 416**	2 063	**222**	278	**121**	169	**178**	244
Income after impairment of advances	**13 976**	11 282	**2 189**	1 518	**1 195**	924	**1 758**	1 332
Operating expenses	**11 111**	10 309	**1 741**	1 388	**950**	844	**1 398**	1 217
Recovery programme expenses	**379**	–	**59**	–	**32**	–	**48**	–
Merger expenses	**246**	394	**39**	53	**21**	32	**31**	47
Profit from operations before non-trading and capital items	**2 240**	579	**350**	77	**192**	48	**281**	68
Non-trading and capital items	**(510)**	(1 693)	**(80)**	(228)	**(44)**	(139)	**(64)**	(200)
Profit/(Loss) from operations	**1 730**	(1 114)	**270**	(151)	**148**	(91)	**217**	(132)
Attributable earnings of associates and joint ventures	**147**	132	**23**	18	**13**	11	**18**	16
Profit/(Loss) before taxation	**1 877**	(982)	**293**	(133)	**161**	(80)	**235**	(116)
Taxation	**576**	390	**90**	52	**49**	32	**72**	46
Taxation on non-trading and capital items	**(37)**	(38)	**(6)**	(5)	**(3)**	(3)	**(5)**	(4)
Profit/(Loss) after taxation	**1 338**	(1 334)	**209**	(180)	**115**	(109)	**168**	(158)
Minority interest income attributable to ordinary shareholders	**(135)**	(133)	**(21)**	(18)	**(12)**	(11)	**(17)**	(16)
Minority interest income attributable to preference shareholders	**(229)**	(133)	**(36)**	(18)	**(20)**	(11)	**(29)**	(16)
Income/(Loss) attributable to shareholders	**974**	(1 600)	**152**	(216)	**83**	(131)	**122**	(190)
Income/(Loss) attributable to ordinary shareholders	**974**	(1 600)	**152**	(216)	**83**	(131)	**122**	190
Less: Non-trading and capital items	**(473)**	(1 655)	**(74)**	(223)	**(41)**	(136)	**(59)**	(196)
Non-trading and capital items	**(510)**	(1 693)	**(80)**	(228)	**(44)**	(139)	**(64)**	(200)
Taxation on non-trading and capital items	**37**	38	**6**	5	**3**	3	**5**	4
Headline earnings	**1 447**	55	**226**	7	**124**	5	**181**	6
Average exchange rate for the year ended 31 December for R1	**1**	1	**0,1567**	0,1346	**0,0855**	0,0819	**0,1258**	0,1181

Interest rate risk analysis

for the year ended 31 December

Rm	Interest-rate-sensitive < 3 months	3 months < 6 months	6 months < 1 year	1 year < 5 years	> 5 years	Trading, foreign and non-rate-sensitive	Total
2004							
Cash and short-term funds	1 439					8 611	10 050
Other short-term securities	4 365	833	10	4		11 098	16 310
Government and other securities	795			12 543	1 024	11 862	26 224
Derivative instruments						27 560	27 560
Advances	183 630	(807)	3 342	19 032	8 329	7 602	221 128
Sundry debtors						7 881	7 881
Deferred taxation assets						1 172	1 172
Current taxation prepaid						196	196
Investments in associate companies and joint ventures						1 043	1 043
Other investments						3 456	3 456
Insurance assets						3 109	3 109
Property and equipment						2 740	2 740
Computer software and capitalised development costs						1 419	1 419
Goodwill						3 441	3 441
Customers' indebtedness for acceptances						1 509	1 509
Total assets	190 229	26	3 352	31 579	9 353	92 699	327 238
Total shareholders' equity and minority shareholders' equity						21 586	21 586
Derivative instruments						28 055	28 055
Deposits, current accounts and other liabilities	178 446	13 066	12 337	8 587	510	41 353	254 299
Sundry creditors						10 054	10 054
Deferred taxation liabilities						1 125	1 125
Current taxation liabilities						193	193
Insurance funds						3 109	3 109
Long-term debt instruments			60	6 515		733	7 308
Liabilities under acceptances						1 509	1 509
Total shareholders' equity and liabilities	178 446	13 066	12 397	15 102	510	107 717	327 238
Derivatives**	(15 229)	15 209	15 698	(9 408)	(6 270)		
Interest rate sensitivity gap	(3 446)	2 169	6 653	7 069	2 573	(15 018)	
Cumulative gap	(3 446)	(1 277)	5 376	12 445	15 018		

* *Restated as per note 3.*

** *Notional values of interest rate risk management derivatives.*

Rm	Interest-rate-sensitive < 3 months	3 months < 6 months	6 months < 1 year	1 year < 5 years	> 5 years	Trading, foreign and non-rate-sensitive	Total
2003*							
Cash and short-term funds						12 227	12 227
Other short-term securities	4 170	1 592	570	322	328	3 628	10 610
Government and other securities	4 381	132	286	12 242	2 478	1 814	21 333
Derivative instruments						28 496	28 496
Advances	176 581	2 088	3 096	18 469	8 529	1 333	210 096
Sundry debtors						7 463	7 463
Deferred taxation assets						3 074	3 074
Current taxation prepaid						256	256
Investments in associate companies and joint ventures						1 627	1 627
Other investments						3 788	3 788
Insurance assets						5 152	5 152
Property and equipment						2 684	2 684
Computer software and capitalised development costs						1 710	1 710
Goodwill						3 762	3 762
Customers' indebtedness for acceptances						835	835
Total assets	185 132	3 812	3 952	31 033	11 335	77 849	313 113
Total shareholders' equity and minority shareholders' equity						15 101	15 101
Derivative instruments						28 206	28 206
Deposits, current accounts and other liabilities	189 289	14 313	8 389	8 943	1 917	15 553	238 404
Sundry creditors						12 454	12 454
Deferred taxation liabilities						2 731	2 731
Current taxation liabilities						144	144
Insurance funds						5 152	5 152
Long-term debt instruments	3 002			2 481	4 036	567	10 086
Liabilities under acceptances						835	835
Total shareholders' equity and liabilities	192 291	14 313	8 389	11 424	5 953	80 743	313 113
Derivatives**	16 175	(398)	(257)	(7 983)	(7 536)		
Interest rate sensitivity gap	9 016	(10 899)	(4 694)	11 626	2 154	(7 203)	
Cumulative gap	9 016	(1 883)	(6 577)	5 049	7 203		

Currency representation of balance sheet

at 31 December

2004	Rand Rm	UK£ Rm	US$ Rm	Other Rm	Total Rm
Total assets	289 470	7 231	21 464	9 073	327 238
Cash and short-term funds	8 746	248	731	325	10 050
Other short-term securities	12 936	2 033	613	728	16 310
Government and other securities	23 817	51	818	1 538	26 224
Advances and other assets	230 595	4 541	18 327	6 215	259 678
Deferred taxation assets	1 169	2		1	1 172
Current taxation prepaid	178			18	196
Customers' indebtedness for acceptances	1 509				1 509
Other investments	3 078	343	949	129	4 499
Property, equipment and intangible assets	7 442	13	26	119	7 600
Total liabilities	274 922	6 207	17 750	6 773	305 652
Long-term debt instruments	6 979		328	1	7 308
Deposits, current accounts and other creditors	265 186	6 199	17 411	6 721	295 517
Deferred taxation liabilities	1 075		1	49	1 125
Current taxation liabilities	173	8	10	2	193
Liabilities under acceptances	1 509				1 509
Net assets	14 548	1 024	3 714	2 300	21 586
Capital	17 129	1 315	2 543	599	21 586
	2 581	291	(1 171)	(1 701)	–

2003*	Rand Rm	UK£ Rm	US$ Rm	Other Rm	Total Rm
Total assets	268 540	9 161	24 827	10 585	313 113
Cash and short-term funds	10 464	604	766	393	12 227
Other short-term securities	7 351	1 533	232	1 494	10 610
Government and other securities	17 711	86	1 861	1 675	21 333
Advances and other assets	214 296	4 398	20 761	6 600	246 055
Deferred taxation assets	3 071			3	3 074
Current taxation prepaid	256				256
Customers' indebtedness for acceptances	768	1	54	12	835
Other investments	6 695	2 467	1 117	288	10 567
Property, equipment and intangible assets	7 928	72	36	120	8 156
Total liabilities	262 208	6 240	21 437	8 127	298 012
Long-term debt instruments	9 699		386	1	10 086
Deposits, current accounts and other creditors	248 963	6 211	20 980	8 062	284 216
Deferred taxation liabilities	2 689			42	2 731
Current taxation liabilities	89	28	17	10	144
Liabilities under acceptances	768	1	54	12	835
Net assets	6 332	2 921	3 390	2 458	15 101
Capital	7 787	2 069	4 582	663	15 101
	1 455	(852)	1 192	(1 795)	–

The balance sheet provides a view of the currency in which group balance sheet items are represented, expressed in ZAR.

** Restated as per note 3.*

Geographical currency representation of balance sheet

at 31 December

Domestic 2004	Rand Rm	UK£ Rm	US$ Rm	Other Rm	Total Rm
Total assets	288 128	626	13 468	890	303 112
Cash and short-term funds	8 480				8 480
Other short-term securities	12 936				12 936
Government and other securities	23 779				23 779
Advances and other assets	229 558	626	13 468	890	244 542
Deferred taxation assets	1 169				1 169
Current taxation prepaid	178				178
Customers' indebtedness for acceptances	1 509				1 509
Other investments	3 077				3 077
Property, equipment and intangible assets	7 442				7 442
Total liabilities	273 875	15	14 688	409	288 987
Long-term debt instruments	6 979				6 979
Deposits, current accounts and other creditors	264 139	15	14 688	409	279 251
Deferred taxation liabilities	1 075				1 075
Current taxation liabilities	173				173
Liabilities under acceptances	1 509				1 509
Net assets	14 253	611	(1 220)	481	14 125
Intercompany	(2 876)	611	(1 220)	481	(3 004)
Capital	17 129				17 129

Domestic 2003*	Rand Rm	UK£ Rm	US$ Rm	Other Rm	Total Rm
Total assets	267 868	713	11 800	650	281 031
Cash and short-term funds	9 868				9 868
Other short-term securities	7 351				7 351
Government and other securities	17 711				17 711
Advances and other assets	214 222	713	11 800	650	227 385
Deferred taxation assets	3 071				3 071
Current taxation prepaid	256				256
Customers' indebtedness for acceptances	768				768
Other investments	6 694				6 694
Property, equipment and intangible assets	7 927				7 927
Total liabilities	261 501	155	13 062	268	274 986
Long-term debt instruments	9 699				9 699
Deposits, current accounts and other creditors	248 256	155	13 062	268	261 741
Deferred taxation liabilities	2 689				2 689
Current taxation liabilities	89				89
Liabilities under acceptances	768				768
Net assets	6 367	558	(1 262)	382	6 045
Intercompany	(1 422)	558	(1 262)	382	(1 744)
Capital	7 789				7 789

The balance sheet provides a view of the currency in which group balance sheet items are represented, expressed in ZAR.

* *Restated as per note 3.*

Geographical currency representation of balance sheet continued

at 31 December

Offshore 2004	Rand Rm	UK£ Rm	US$ Rm	Other Rm	Total Rm
Total assets	1 342	6 605	7 996	8 183	24 126
Cash and short-term funds	266	248	731	325	1 570
Other short-term securities		2 033	613	728	3 374
Government and other securities	38	51	818	1 538	2 445
Advances and other assets	1 037	3 915	4 859	5 325	15 136
Deferred taxation assets		2		1	3
Current taxation prepaid				18	18
Customers' indebtedness for acceptances					–
Other investments	1	343	949	129	1 422
Property, equipment and intangible assets		13	26	119	158
Total liabilities	1 045	6 193	3 062	6 365	16 665
Long-term debt instruments			328	1	329
Deposits, current accounts and other creditors	1 045	6 185	2 723	6 313	16 266
Deferred taxation liabilities			1	49	50
Current taxation liabilities		8	10	2	20
Liabilities under acceptances					–
Net assets	297	412	4 934	1 818	7 461
Intercompany	297	(903)	2 391	1 219	3 004
Capital		1 315	2 543	599	4 457

The balance sheet provides a view of the currency in which group balance sheet items are represented, expressed in ZAR.

Offshore 2003*	Rand Rm	UK£ Rm	US$ Rm	Other Rm	Total Rm
Total assets	671	8 450	13 027	9 934	32 082
Cash and short-term funds	596	604	766	393	2 359
Other short-term securities		1 533	232	1 494	3 259
Government and other securities		86	1 861	1 675	3 622
Advances and other assets	74	3 686	8 961	5 949	18 670
Deferred taxation assets				3	3
Current taxation prepaid					–
Customers' indebtedness for acceptances		1	54	12	67
Other investments	1	2 467	1 117	288	3 873
Property, equipment and intangible assets		73	36	120	229
Total liabilities	706	6 085	8 376	7 859	23 026
Long-term debt instruments			386	1	387
Deposits, current accounts and other creditors	706	6 056	7 919	7 794	22 475
Deferred taxation liabilities				42	42
Current taxation liabilities		28	17	10	55
Liabilities under acceptances		1	54	12	67
Net assets	(35)	2 365	4 651	2 075	9 056
Intercompany	(35)	297	70	1 412	1 744
Capital		2 068	4 581	663	7 312

This balance sheet provides a view of the currency in which group balance sheet items are represented, expressed in ZAR.

** Restated as per note 3.*

Average balance sheet and related interest

at 31 December

Rm	2004 Average balance sheet	2004 %	2004 Interest	2003* Average balance sheet	2003* %	2003* Interest
Assets						
Mortgage advances	**89 717**	**11,0**	**9 869**	84 333	13,2	11 130
Lease and instalment debtors	**26 655**	**11,1**	**2 963**	24 250	13,9	3 377
Credit card balances	**3 388**	**11,7**	**395**	3 349	13,1	438
Bills and acceptances	**5 967**	**7,4**	**441**	5 225	10,0	523
Overdrafts	**15 421**	**10,4**	**1 608**	23 241	12,5	2 915
Term loans and other**	**58 692**	**9,2**	**5 378**	52 859	12,0	6 318
Impairment of advances	**(7 219)**			(6 496)		
Government and public sector securities	**20 927**	**6,6**	**1 374**	11 763	9,3	1 093
Short-term funds and trading securities	**28 521**	**6,3**	**1 797**	25 261	7,6	1 923
Interest reserve						424
Interest-earning assets	**242 069**	**9,8**	**23 825**	223 785	12,6	28 141
Derivative gross-up	**25 974**			28 496		
Insurance assets	**4 064**			8 634		
Cash and bank notes	**1 425**			1 418		
Deposit with SARB	**4 839**			6 923		
Debtors and other accounts	**7 735**			9 023		
Associates and investments	**5 014**			4 943		
Fixed assets	**2 573**			1 617		
Intangible assets	**5 323**			6 510		
Total assets	**299 016**	**8,0**	**23 825**	291 348	9,7	28 141
Liabilities						
Deposit and loan accounts	**136 674**	**7,2**	**9 792**	133 559	9,8	13 046
Current and savings accounts	**44 166**	**3,0**	**1 346**	38 102	4,9	1 851
Negotiable certificates of deposit	**27 643**	**8,4**	**2 324**	35 337	11,8	4 155
Other liabilities***	**35 917**	**4,8**	**1 729**	22 420	6,0	1 335
Subordinated debt	**8 782**	**12,1**	**1 067**	7 604	12,4	946
Interest-bearing liabilities	**253 182**	**6,4**	**16 258**	237 022	9,0	21 333
Derivative gross-up	**23 658**			28 206		
Insurance funds	**4 064**			8 634		
Total shareholders' equity	**18 112**			17 486		
Total shareholders' equity and liabilities	**299 016**	**5,4**	**16 258**	291 348	7,3	21 333
Margin on total average assets		**2,60**	**7 567**		2,40	6 808
Net interest to weighted average interest-earning assets	**242 069**	**3,13**	**7 567**	223 785	3,04	6 808

Where possible, averages are calculated on daily balances.

* *Restated as per note 3.*

** *Includes: term loans, preference shares, factoring debtors, other lending-related instruments and customers' indebtedness for acceptances.*

*** *Includes: foreign currency liabilities, liabilities under acceptances, creditors and other accounts.*

Value-added statement

for the year ended 31 December

	2004		2003*	
	Rm	%	Rm	%
Value added is the wealth created from providing quality services to clients				
Net interest income	7 567	89	6 808	130
Impairment of advances	(1 416)	(17)	(2 063)	(39)
Margin on lending	6 151	72	4 745	91
Non-margin-related income**	7 462	87	4 976	95
Other expenditure	(5 067)	(59)	(4 493)	(86)
	8 546	100	5 228	100
Value allocated				
– Employees	5 350	63	4 949	95
– Government (taxes)***	1 009	12	711	13
– Shareholders****	633	7	1 661	32
– Retentions for growth	1 554	18	(2 093)	(40)
Depreciation and amortisation	849	10	902	17
Retained income	705	8	(2 995)	(57)
	8 546	100	5 228	100

* *Restated as per note 3.*

** *Includes non-interest revenue, attributable earnings of associates and non-trading and capital items (before taxation).*

*** *Taxation due to central and local government as per the above is detailed in note 27 on page 130.*

**** *Value is allocated to shareholders in respect of cash dividends (does not include the underlying value of capitalisation share offers) and income attributable to minority shareholders.*

Capital adequacy

The group's capital adequacy ratio and risk weighted assets are based on the aggregation of the banks within the group. The requirement of capital adequacy is not a group concept but is a requirement of each bank. The table below is indicative of the group as a whole, as if it were a bank.

	Percentage weighting	Risk weighted assets 2004 Rm	Risk weighted assets 2003 Rm
Money, interbank deposits and claims on central government			
Landbank and other public sector bodies	10	**101**	79
Trade transactions with recourse to other banks	20	**4 580**	5 463
Residential mortgage loans	50	**25 050**	21 019
All other banking assets excluding intragroup	100	**136 448**	135 334
Notional trading assets based on trading exposures	100	**11 947**	11 077
All other non-banking assets	100	**20 973**	23 971
Total on-balance-sheet items		**199 099**	196 943
Counterparty risk	0 – 100	**4 946**	4 960
Off-balance-sheet items	0 – 100	**7 957**	10 680
Large exposure requirements	1 000	**457**	267
Total risk weighted assets		**212 459**	212 850

Nedcor Group	2004 Capital Rm	2004 Capital %	2003 Capital Rm	2003 Capital %
Tier 1 capital (primary)	**17 274**	**8,1**	10 593	5,0
Share capital and reserves	**18 095**	**8,5**	11 647	5,5
Minority interest – ordinary shareholders	**721**	**0,3**	652	0,3
– preference shareholders	**2 770**	**1,3**	2 802	1,3
Impairments	**(20)**		(39)	
Goodwill	**(3 441)**	**(1,6)**	(3 762)	(1,8)
Other	**(851)**	**(0,4)**	(707)	(0,3)
Tier 2 capital (secondary)	**8 095**	**3,9**	10 516	4,9
Long-term debt instruments	**7 308**	**3,5**	10 086	4,7
Items not qualifying as Tier 2 capital	**(83)**		(178)	(0,1)
Provision for performing loans	**880**	**0,4**	648	0,3
Impairments	**(10)**		(40)	
Tier 3 capital (tertiary)	**294**	**0,1**	480	0,2
	25 663	**12,1**	21 589	10,1

Capital adequacy analysis by bank (solo supervision)	2004 Weighted assets Rm	2004 Capital %	2003 Weighted assets Rm	2003 Capital %
Nedbank Limited	**184 872**	**12,5**	186 298	11,2
Imperial Bank Limited	**15 467**	**10,2**	11 978	12,0
Peoples Bank	**5 439**	**25,5**	5 877	24,0
Nedbank (Lesotho) Limited	**211**	**38,5**	170	46,7
Nedbank (Swaziland) Limited	**395**	**15,2**	386	16,6
Nedbank (Malawi) Limited	**129**	**13,4**	50	36,1
Nedbank (Namibia) Limited	**1 863**	**10,4**	1 765	15,8
SBM Nedbank International Limited	**228**	**28,3**	172	42,7
Fairbairn Private Bank (Jersey) Limited	**1 105**	**12,9**	978	15,8
Fairbairn Private Bank (IOM) Limited	**1 703**	**13,5**	1 684	14,7

Definitions

Basel Capital Accord (Basel II)

The new Basel Capital Accord (Basel II) of the Bank for International Settlements is an improved capital adequacy framework accomplished by closely aligning banks' capital requirements with improved modern risk management practices and sophisticated risk assessment capabilities. It further ensures the risk sensitivity of the minimum capital requirements by including supervisory reviews and market discipline through enhanced disclosure.

Group capital adequacy

Group capital adequacy is the ratio of Group net qualifying capital and reserve funds to total group risk-weighted assets as calculated per the regulations relating to banks.

Capital adequacy ratio

The capital adequacy of South African banks is measured in terms of the South African Banks Act requirements. The ratio is calculated by dividing the primary (Tier 1), secondary (Tier 2) and tertiary (Tier 3) capital by the risk-weighted assets. The minimum South African total capital adequacy ratio for banks is now 10% of risk-weighted assets. Non-South African banks within the group have similar requirements.

Primary (Tier 1) capital

Primary capital consists of issued ordinary share capital and perpetual preference share capital, retained earnings and the reserves. This amount is then reduced by the portion of capital that is allocated to trading activities.

Secondary (Tier 2) capital

Secondary capital is made up of compulsorily convertible loans, the general bad-debt provision and 50% of any revaluation reserves.

Tertiary (Tier 3) capital

Tertiary capital means

- accrued current-period uncapitalised net profits derived from trading activities; and
- capital obtained by means of unsecured subordinated loans, subject to such conditions as may be prescribed.

Cash flow

Financing activities

Activities that result in changes to the capital structure of the group.

Investment activities

Activities relating to the acquisition, holding and disposal of fixed assets and long-term investments.

Operating activities

Activities that are not financing or investing activities and arise from the operations conducted by the group.

Deferred taxation assets

Deferred taxation assets are the amounts of income tax recoverable in future periods in respect of:

- deductible temporary differences arising due to differences between the tax and accounting treatment of transactions; and
- the carry forward of unused tax losses.

Deferred taxation liabilities

Deferred taxation liabilities are the amounts of income tax payable in future periods due to differences between the tax and accounting treatment of a transaction.

Dividend cover

Earnings per share divided by dividends per share.

Dividend per share

Dividend per share is the actual interim dividend paid and the final dividend declared for the year under consideration, expressed in cents.

Dividend yield

Dividend per ordinary share as a percentage of the closing share price of ordinary shares.

Earnings per share

Attributable earnings basis

Net profit for the year divided by the weighted average number of ordinary shares in issue during the year.

Headline earnings basis

Headline earnings divided by the weighted average number of shares in issue during the year.

Fully diluted basis

The relevant earnings figure is adjusted for the assumed adjustments to income that would have been earned on the issue of shares issued from dilutive instruments. The resultant earnings are divided by the weighted average number of shares and other dilutive instruments (ie potential ordinary shares) outstanding at the year-end, assuming they had been in issue for the year.

Earnings yield

Headline earnings per share as a percentage of the closing price of ordinary shares.

Effective tax rate

The taxation charge in the income statement, excluding taxation relating to non-trading and capital items, as a percentage of earnings before taxation.

Efficiency ratio (cost-to-income ratio)

Operating expenses as a percentage of income from normal operations.

Headline earnings

Headline earnings is not a measure of maintainable earnings. For purposes of the definition and calculation, the opinion on headline earnings as issued by the UK Society of Investment Professionals (UKSIP) has been used.

Headline earnings consist of the earnings attributable to ordinary shareholders, excluding non-trading and capital items.

Headline earnings per employee

Headline earnings divided by the number of employees in service at the year-end.

Impairment of advances

Impairments of advances are made where there is objective evidence that the group will not be able to collect an amount due. The impairment is the difference between the carrying amount and the recoverable amount.

King II (the code)

The King Report on Corporate Governance 2002, which sets out principles of good corporate governance for South African companies and organisations.

Market capitalisation

The group's closing share price multiplied by the number of shares in issue.

Net asset value per share

Share capital and reserves adjusted by the difference between the book and market value of investments divided by the number of shares in issue, less any treasury shares held.

Net interest income to interest-earning assets (net interest margin)

Net interest income expressed as a percentage of average net interest-earning assets. Net interest-earning assets are used, as these closely resemble the quantum of assets earning income, which is included in net margin.

Non-interest revenue to total income
Income from normal operations, excluding net interest, as a percentage of total income from normal operations.

Non-performing advances
Advances are classified as non-performing when:
- categorised as 'doubtful' and 'loss' per the bank regulatory credit risk classification system;
- a counterparty is under judicial management or declared insolvent; or
- management is doubtful about the collection of future cash flows.

Non-trading and capital items
These comprise the following:
- surplusses and losses on disposal of long-term investments, subsidiaries, joint ventures and associates;
- amortisation and impairments of goodwill arising on acquisition of subsidiaries, joint ventures and associates;
- surplusses and losses on the sale or termination of an operation;
- capital cost of fundamental reorganisation or restructuring having a material effect on the nature and focus of the operations of the reporting entities;
- impairments of investments, property and equipment, computer software and capitalised development costs; and
- other items of a capital nature.

Off-balance-sheet assets
Assets managed on behalf of third parties on a fully discretionary basis.

Ordinary shareholders' equity
Ordinary share capital, share premium and reserves.

Ordinary shareholders' return per share
The dividends per share added to the difference between the opening and closing share price for the year.

Price/Earnings ratio
The closing price of ordinary shares divided by headline earnings per share.

Price to book
The group's closing share price relative to the net asset value.

Properties in possession
Properties acquired through payment defaults on a loan secured by the property.

Risk-weighted assets
Risk-weighted assets are determined by applying risk weights to balance sheet assets and off-balance-sheet financial instruments according to the relative credit risk of the counterparty. The risk weighting for each balance sheet asset and off-balance-sheet financial instrument is regulated by the South African Banks Act or by regulations in the respective countries of the other banking licences.

Return on ordinary shareholders' equity
Headline earnings expressed as a percentage of average ordinary shareholders' funds.

Return on total assets
Headline earnings expressed as a percentage of average total assets.

Segmental reporting

Operational segment

A distinguishable component of the group, based on the market on which each business area focuses, which is subject to risks and returns that are different from those of other operating segments.

Geographical segment

A distinguishable component of the group that is engaged in providing services within a particular economic environment and is subject to risks and returns that are different from those of components operating in other economic environments.

Tangible net asset value per share

Total shareholders equity less goodwill, computer software and capitalised development costs, divided by the number of shares in issue, less any treasury shares held.

Treasury shares

Ordinary shares in Nedcor Limited acquired by group companies.

Weighted average number of shares

The number of shares in issue increased by shares issued during the year, weighted on a time basis for the period during which they participated in the income of the group, less treasury shares held by entities in the group, weighted on a time basis for the period during which the entities held these shares.

These definitions should be read in conjunction with the group's accounting policies, which also clarify certain terms used.

Glossary of terms

Terms used in this annual report	International (UK or US) equivalent or brief description
Advances	Lendings
Capital allowances	Tax term equivalent to US tax depreciation allowances
Distributable reserve	Profit and loss account reserve
Fair value (if listed security)	Market value
Financial statements	Accounts
Finance lease	Capital lease
Freehold	Ownership with absolute rights in perpetuity
Gain	Surplus or profit
Impairment of advances	Allowances
Income	Profit
Income statement	Profit and loss account
Interest-bearing borrowings	Long-term debt or loan capital
Interest expense	Interest payable
Interest income	Interest receivable
Issued	Allotted
Net asset value	Book value
Net profit	Attributable profit
Ordinary shares, issued and fully paid	Called-up share capital
Property and equipment	Fixed assets
Secondary tax on companies	No direct international equivalent. Tax paid on net difference between dividends received and paid
Share capital	Ordinary shares, capital stock or common stock, issued and fully paid
Share premium	Additional paid-up capital or paid-in surplus
Shares in issue	Shares outstanding
Short-term deposits and cash	Cash
Writeoffs	Chargeoffs

Contact details

Nedcor Limited
Reg No 1966/010630/06

Business address and registered office
135 Rivonia Road
Sandown, 2196
South Africa

Postal address
PO Box 1144
Johannesburg, 2000
South Africa
Tel: +27 (0) 11 294 4444
Fax: +27 (0) 11 294 3097
Website: http://www.nedcor.com

Nedbank Limited
135 Rivonia Road
Sandown, 2196
South Africa

Postal address
PO Box 1144
Johannesburg, 2000
South Africa
Tel: +27 (0) 11 294 4444
Fax: +27 (0) 11 294 3097

Nedcor 2004 Annual Report
Should you require a copy of the Nedcor 2004 Annual Report, please email your address details to Nedcor Investor Relations at Nedcorir@nedcor.co.za or send a fax to +27 (0) 11 294 6549. It is also available on the enclosed CD or online at www.nedcor.com.

Group Strategy and Corporate Affairs
Nolitha Fakude
Director: Group Strategy and Corporate Affairs
Tel: +27 (0) 11 295 9683
Fax: +27 (0) 11 294 9683
Email: NolithaF@nedcor.co.za

Investor Relations
The investor relations and financial media functions at Nedcor are outsourced. For investor-related information please contact:

Tier 1 Investor Relations
Ground Floor
Grapevine House
Silverwood Close
Steenberg Office Park, Tokai
Cape Town, 7945
South Africa
Tel: +27 (0) 21 702 3102
Fax: +27 (0) 21 702 3107
Email: NedcorIr@nedcor.co.za

Nedbank Client Care Centre
The Nedcor Client Care Centre (NCCC) provides a comprehensive range of problem resolution services to all external Nedcor clients, across all brands, products and client groupings, as well as to all Nedcor employees.

The NCCC uses Best Demonstrated Practice (BDP) technology, including Avaya, Genesis, Blue Pumpkin and Siebel. Voice recording and logging systems record all incoming and outgoing calls made.

Telephone	0860 115 060 (all 0860 numbers are tollfree within South Africa only)
Nedbank	0860 555 111
Old Mutual Bank	0860 555 222
Peoples Bank	0860 555 333
Go Banking	0860 654 222
Business Banking	0800 116 400
	0860 100 013
Card Lost and Stolen	0800 110 929
Nedbank Corporate	0860 111 055
Nedbank Retail	0860 11 5060 (06:00 – 22:00)

Tip-offs Anonymous
Tip-offs Anonymous is an independently managed hotline service that offers Nedcor stakeholders the opportunity to report anonymously any fraudulent or corrupt or related activity, unethical behaviour or dishonesty within the Nedcor Group. It operates nationally, 365 days a year, 24 hours a day.

Tel: 0800 000 909
(tollfree within South Africa only)
International tel: +27 (0) 31 508 6436

Free postal address
(within South Africa only)
Freepost DN 298
Umhlanga Rocks
South Africa, 4320

Fax: 0800 00 77 88
(tollfree within South Africa only)
International fax: + 27 (0) 31 508 6760
Email: nedcor@tip-offs.com

Nedbank Capital
B Kennedy
Managing Director
135 Rivonia Road
Sandown, 2196
South Africa
Tel: +27 (0) 11 294 3103
Fax: +27 (0) 11 295 3103
Email: BrianKe@nedcor.co.za

Nedbank Corporate
GW Dempster
Managing Director
135 Rivonia Road
Sandown, 2196
South Africa
Tel: +27 (0) 11 295 8165
Fax: +27 (0) 11 294 8165
Email: GrahamD@nedcor.co.za

Nedbank Retail
RA Shuter
Managing Director
135 Rivonia Road
Sandown, 2196
South Africa
Tel: +27 (0) 11 294 1331
Fax: +27 (0) 11 295 1331
Email: RobSh@nedcor.co.za

Company Secretary
GS Nienaber
Group Company Secretary
Tel: +27 (0) 11 294 9106
Fax: +27 (0) 11 295 9106
Email: GawieN@nedcor.co.za

Transfer secretaries
Computershare Investor Services 2004 (Pty) Limited
70 Marshall Street
Johannesburg, 2001
South Africa

Postal address
PO Box 61051
Marshalltown
South Africa, 2107
Tel: +27 (0) 11 370 5000
Fax: +27 (0) 11 370 5018

Auditors
Deloitte & Touche
The Woodlands
20 Woodlands Drive
Woodmead, 2128
South Africa

Postal address
Private Bag X6
Gallo Manor, 2052
South Africa
Tel: +27 (0) 11 806 5000
Fax: +27 (0) 11 806 5003

KPMG Inc
KPMG Crescent
85 Empire Road
Parktown, 2193
South Africa

Postal address
Private Bag 9
Parkview, 2122
South Africa
Tel: +27 (0) 11 647 7111
Fax: +27 (0) 11 647 8000



NEDCOR

Annual General Meeting

to be held on Wednesday, 4 May 2005 at 17:00

Table of contents

This document is important and requires your immediate attention.

If you are in any doubt as to what action to take, please contact your banker, broker, legal adviser, accountant or any other professional adviser immediately.

Action required

If you have disposed of all your shares in Nedcor Limited, this document should be handed to the acquirer of such shares or to the banker, broker or other agent through whom such disposal was effected.

Registration number 1966/010630/06

(Incorporated in the Republic of South Africa)

www.nedcor.com



Annual General Meeting

to be held on Wednesday, 4 May 2005 at 17:00

Table of contents

This document is important and requires your immediate attention.

If you are in any doubt as to what action to take, please contact your banker, broker, legal adviser, accountant or any other professional adviser immediately.

Action required

If you have disposed of all your shares in Nedcor Limited, this document should be handed to the acquirer of such shares or to the banker, broker or other agent through whom such disposal was effected.

Registration number 1966/010630/06

(Incorporated in the Republic of South Africa)

www.nedcor.com

Question form for annual general meeting

Name of member

Address

Contact details

Telephone number

Fax number

Email

Questions

Shareholders' diary

2004 financial year

Financial year-end	31 December 2004
Final dividend payment (Nedbank preference shares)	22 March 2005
Final dividend payment (Nedcor ordinary shares)	4 April 2005
Annual general meeting	4 May 2005

2005 financial year

Interim report and announcement of interim dividend	on or about 4 August 2005
Interim dividend payment	during September 2005
Financial year-end	31 December 2005
Annual results and announcement of final dividend	during February 2006
Publication and posting of annual report	during April 2006
Final dividend payment	during April 2006
Annual general meeting	during May 2006

Map giving location of Nedcor Sandton

The map below indicates the location of Nedcor Sandton where the annual general meeting will be held.


MORNINGSIDE
WENDYWOOD
N
KELVIN
RIVONIA RD
SOUTH
M1
MORNINGSIDE CLINIC
SANDOWN
BENMORE
MC DONALD'S
CROWNE PLAZA
GRAYSTON
FREDMAN
P
HILTON
NEDCOR SANDTON
MAUDE
VILLAGE WALK
WEST
KATHERINE
WYNBERG
SANDTON WYNBERG OFFRAMP
SANDTON CITY
S
JHB

Notice of annual general meeting

Nedcor Limited
(Incorporated in the Republic of South Africa)
(Reg No 1966/010630/06)
Share code: NED ISIN: ZAE000004875
(Nedcor or the company)

Notice is hereby given that the 38th annual general meeting of the members of Nedcor will be held in the Auditorium, Retail Place West, Nedcor Sandton, 135 Rivonia Road, Sandown, Sandton, on Wednesday, 4 May 2005, at 17:00.

Agenda

1 To receive and adopt the annual financial statements of the company for the year ended 31 December 2004, together with the reports of the directors and auditors.

2 To note and confirm the interim dividend of 44 cents per ordinary share declared on 4 August 2004 and the final dividend of 76 cents per ordinary share declared on 21 February 2005.

3 To elect the following directors of the company:
3.1 Mr N Dennis;
3.2 Prof B de L Figaji;
3.3 Mr ML Ndlovu; and
3.4 Mr PF Nhleko
who retire by rotation in terms of the company's articles of association and, being eligible, make themselves available for election. Brief biographical details of the directors to be elected are set out on pages 20 to 23 of the annual report.

4 To elect, being eligible and making themselves available for election, Messrs MWT Brown and RM Head who were appointed as directors of the company during the year and who retire in terms of the company's articles of association.

5 To consider and put to the vote the appointment, subject to regulatory approval, of any person proposed as a director in terms of article 18.3 of the company's articles of association.

6 To approve the non-executive directors' fees for the past financial year.

7 To approve the remuneration paid to executive directors for the past financial year.

8 To reappoint Deloitte & Touche and KPMG Inc as joint auditors.

9 To authorise the directors to determine the remuneration of the company's auditors.

As special business, to consider and, if deemed fit, pass with or without modification the following resolutions:

Ordinary resolution 1

Control of authorised, but unissued shares

'Resolved that authority be and is hereby granted by shareholders to the directors to place the authorised, but unissued, ordinary shares in the share capital of Nedcor under the control of the directors, to allot these shares on such terms and conditions and at such times as they deem fit, subject to the provisions of the Companies Act, 61 of 1973, as amended (the act), the Banks Act, 94 of 1990, as amended (the Banks Act), and the JSE Securities Exchange South Africa (JSE) Listings Requirements. The issuing of shares granted under this authority will be limited to Nedcor's existing contractual obligations to issue shares, any scrip dividend and/or capitalisation share award, and shares required to be issued for the purpose of carrying out the terms of the various Nedcor Group share incentive schemes.'

Ordinary resolution 2

Amendments to the Nedcor Group (1994) Employee Share Purchase Trust Deed

'Resolved that the Nedcor Group (1994) Employee Share Purchase Trust Deed, as amended (the trust deed), dated 26 January 1994 in terms of which the Nedcor Group Share Incentive Scheme is constituted, which governs the current Nedcor Group Share Incentive Scheme, and a copy of which has been initialled by the Chairman of the annual general meeting for purposes of identification and tabled at this annual general meeting, be and is hereby amended as follows:

The provisions of clause 12.3 of the trust deed be and are hereby deleted and replaced with the following:
'If the company at any time makes an offer for the subscription of shares by way of rights to the company's shareholders, such adjustments shall be made to the purchase price and/or number of shares over which an option is granted, but not yet exercised, as the board shall determine and which the auditors shall confirm in writing as being fair in the circumstances.'

Ordinary resolution 3

Approval and adoption of the Nedbank Group (2005) Share Option, Matched Share and Restricted Share Scheme and the Nedbank Group (2005) Share Scheme Trust Deed

'Resolved that the Nedbank Group (2005) Share Option, Matched Share and Restricted Share Scheme, a copy of which, along with the Nedbank Group (2005) Share Scheme Trust Deed, has been tabled at this annual general meeting and initialled by the Chairman of the annual general meeting for purposes of identification, be and is hereby approved and adopted by Nedcor shareholders.'

Salient features of the Nedbank Group (2005) Share Option, Matched Share and Restricted Share Scheme have been included in Annexure 2 of this notice of annual general meeting.

The Nedbank Group (2005) Share Option, Matched Share and Restricted Share Scheme and the Nedbank Group (2005) Share Scheme Trust Deed will be available for inspection during normal business hours at the registered office of Nedcor (Ground Floor, A Block, Nedcor Sandton, 135 Rivonia Road, Sandown, Sandton, 2196) from the date of posting of the annual report up to and including the date of the annual general meeting, being Wednesday, 4 May 2005.

Special resolution 1

General authority to repurchase shares

'Resolved that the company and/or its subsidiaries be and are hereby authorised, in terms of a general authority contemplated in sections 85(2) and 85(3) of the Companies Act, 61 of 1973, as amended (the act), to acquire the company's issued shares from time to time on such terms and conditions and in such amounts as the directors of the company may from time to time decide, but always subject to the approval, to the extent required, of the Registrar of Banks, the provisions of the act, the Banks Act, 94 of 1990, as amended, and the JSE Listings Requirements, which general approval shall endure until the next annual general meeting of the company (whereupon this approval shall lapse, unless it is renewed at the next annual general meeting, provided that it shall not extend beyond 15 months from the date of passing of this special resolution), subject to the following limitations:

(a) the repurchase of securities shall be effected through the main order book operated by the JSE trading system and done without any prior understanding or arrangement between the company and the counterparty;

(b) this general authority shall be valid only until the company's next annual general meeting, provided that it shall not extend beyond 15 months from the date of passing of this special resolution;

(c) in determining the price at which the company's ordinary shares are acquired by the company in terms of this general authority the maximum premium at which such ordinary shares may be acquired shall be 10% (ten percent) of the weighted average of the market price at which such ordinary shares are traded on the JSE, as determined over the 5 (five) trading days immediately preceding the date of the repurchase of such ordinary shares by the company;

(d) the acquisitions of ordinary shares in the aggregate in any one financial year shall not exceed 10% (ten percent) of the company's issued ordinary share capital of that class in any one financial year;

(e) Nedcor and the Nedcor Group shall be in a position to repay their debt in the ordinary course of business for a period of 12 months after the decision by the directors of the company to repurchase shares in the open market and the fulfilment of (i) below;

(f) the assets of Nedcor and the Nedcor Group shall be in excess of the liabilities of Nedcor and the Nedcor Group for a period of 12 months after the decision by the directors of the company to repurchase shares in the open market and the fulfilment of (i) below. For this purpose the assets and liabilities shall be recognised and measured in accordance with the accounting policies used in the latest audited consolidated annual financial statements;

(g) the ordinary capital and reserves of Nedcor and the Nedcor Group shall be adequate for ordinary business purposes for the 12 months after the decision by the directors of the company to repurchase shares in the open market and the fulfilment of (i) below;

(h) the available working capital will be adequate to continue the operations of Nedcor and the Nedcor Group for a period of 12 months after the decision by the directors to repurchase shares in the open market and the fulfilment of (i) below;

(i) on entering the market to proceed with the repurchase of securities, the company's sponsor shall have complied with its responsibilities contained in schedule 25 of the JSE Listings Requirements;

(j) after such repurchase the company shall continue to comply with paragraphs 3.37 to 3.41 of the JSE Listings Requirements concerning shareholder spread requirements;

(k) the company or its subsidiaries shall not repurchase securities during a prohibited period as defined in paragraph 3.67 of the JSE Listings Requirements;

(l) when the company has cumulatively repurchased 3% (three percent) of the initial number of the relevant class of securities, and for each 3% (three percent) in aggregate of the initial number of that class acquired thereafter, an announcement shall be made; and

(m) the company shall appoint only one agent to effect any repurchase(s) on its behalf.'

In terms of the proposed Special resolution the maximum number of Nedcor shares that may be repurchased during the term of this authority, subject to (b) above, amounts to 39 449 482 shares (10% of 394 494 819 shares currently in issue).

The reason for and effect of Special resolution 1 is to authorise the company and/or its subsidiaries by way of a general authority to acquire its own issued shares on such terms and conditions and in such amounts as determined from time to time by the directors of the company, subject to the limitations set out above.

The directors of the company have no specific intention to effect the provisions of this Special resolution, but will, however, continually review the company's position, having regard to prevailing circumstances and market conditions, in considering whether to effect the provisions of this special resolution.

Disclosure in terms of section 11.26 of the JSE Listings Requirements

The JSE Listings Requirements require the following disclosures, which are disclosed in the Nedcor 2004 Annual Report, as set out below:

Directors:	pages 20 to 23
Major shareholders of Nedcor:	page 154
Directors' interests in securities:	page 89
Share capital of Nedcor:	page 120

Material change

Other than the facts and developments, as reported on in the annual report, there have been no material changes in the affairs or financial position of Nedcor and its subsidiaries since 31 December 2004 and the date of the audit report forming part of the annual financial statements.

Directors' responsibility statement

The directors, whose names are given on pages 20 to 23 of the annual report, collectively and individually accept full responsibility for the accuracy of the information pertaining to Special resolution 1 and Special resolution 2 (see below) and certify that to the best of their knowledge and belief no facts have been omitted, which would make any statement false or misleading, and that all reasonable enquiries to ascertain such facts have been made and that this resolution and additional disclosure in terms of section 11.26 of the JSE Listings Requirements pertaining thereto contains all such information required by law and the JSE Listings Requirements.

Litigation statement

In terms of section 11.26 of the JSE Listings Requirements the directors, whose names are given on pages 20 to 23 of the annual report, are not aware of any legal or arbitration proceedings, including proceedings pending or threatened, that may have or have had in the recent past, being at least the previous 12 months, a material effect on the Nedcor Group's financial position.

Special resolution 2

Change of name

'Resolved that, subject to the provisions of the Companies Act, 61 of 1973, as amended, the name of the company be and is hereby changed to Nedbank Group Limited with effect from close of business on Friday, 13 May 2005.

The reason for this special resolution is to align the company's name more closely with that of its principal operating subsidiary Nedbank Limited and the effect of this special resolution is that the company will in future be known as Nedbank Group Limited.

1 **Salient dates and times of the proposed name change**

The salient dates and times of the name change are set out below:

	2005
Last day to lodge forms of proxy for the annual general meeting by 17:00 on	Tuesday, 3 May
Annual general meeting of shareholders to be held at 17:00 on	Wednesday, 4 May
Results of annual general meeting published on the Securities Exchange News Service (SENS) on	Thursday, 5 May
Results of annual general meeting published in the press on	Friday, 6 May
Change of name effective from close of business on	Friday, 13 May
Trade under the new name 'Nedbank Group Limited' with share code NED and short name Nedbank and ISIN ZAE000004875 from commencement of trading on	Monday, 16 May

The dates and times regarding the proposed name change are subject to amendment. Any such amendment will be published on SENS and in the press.

2 **Information pertaining to certificated and dematerialised shareholders regarding the name change:**

2.1 Should the proposed change of name of the company be approved at the annual general meeting no action need be taken by existing certificated shareholders (ie existing share certificates do not need to be surrendered) or dematerialised shareholders as only the long name (Nedcor Limited to Nedbank Group Limited) and the short name (Nedcor to Nedbank) will be changing.

2.2 The JSE alpha code will remain NED and the ISIN number will remain ZAE000004875.

2.3 Existing share certificates will remain good for all delivery.

2.4 All new share certificates issued subsequent to the name change will bear the new long name Nedbank Group Limited.

3 **Opinions and recommendations**

The directors of Nedcor are of the opinion that the implementation of the name change will more closely align the company's name with that of its principal operating subsidiary Nedbank Limited.

4 **Directors' responsibility statement**

Shareholders are referred to the directors' responsibility statement as set out under Special resolution 1.

Notice of annual general meeting continued

Voting by proxy

A member entitled to attend and vote at the meeting may appoint a proxy or proxies to attend, speak and vote in his/her stead. A proxy need not be a member of the company. Completed proxy forms should be received at the office of the transfer secretaries no later than 24 hours before the time appointed for the holding of the meeting.

By order of the board

GS Nienaber
Company Secretary

Sandown
17 March 2005

Registered office
Nedcor Limited
(Reg No 1966/010630/06)
Nedcor Sandton
135 Rivonia Road
Sandown, 2196
PO Box 1144
Johannesburg, 2000

Transfer secretaries
Computershare Investor Services 2004 (Pty) Limited
70 Marshall Street
Johannesburg, 2001
PO Box 61051
Marshalltown, 2107
Tel: +27 (0) 11 370 5000
Fax: +27 (0) 11 688 5238

Annexure 1

Explanatory notes regarding proxies and resolutions for the annual general meeting

1 Explanatory notes regarding proxies

1.1 A member entitled to attend and vote at the annual general meeting may appoint a proxy or proxies to attend, speak and vote in his/her stead. A proxy need not be a member of the company. The appointment of a proxy will not preclude a member from attending and/or voting at the annual general meeting. A form of proxy for use at the annual general meeting is enclosed.

1.2 To be valid the form of proxy and the power of attorney or other authority (if any) under which it is signed, or a duly certified copy thereof, should be lodged by hand with the transfer secretaries, Computershare Investor Services 2004 (Pty) Limited, Ground Floor, 70 Marshall Street, Johannesburg, 2001, or posted (PO Box 61051, Marshalltown, 2107) or faxed to +27 (0) 11 688 5238 to be received by no later than 17:00 on Tuesday, 3 May 2005.

1.3 The attention of members is directed to the additional notes contained in the form of proxy relating to the completion of the form, which should be completed only by registered holders of certificated Nedcor ordinary shares and holders of dematerialised Nedcor ordinary shares, with 'own name' registration.

1.4 Holders of Nedcor ordinary shares (whether certificated or dematerialised) through a nominee should timeously make the necessary arrangements with a nominee or, if applicable, a Central Securities Depository Participant (CSDP) or broker to furnish such nominee, CSDP or broker with the necessary authority to attend the annual general meeting or they should instruct their nominee, CSDP or broker (as the case may be) on how they wish their votes to be cast at the annual general meeting on their behalf.

1.5 Members attending the annual general meeting will be afforded the opportunity of putting questions to the directors and management. A perforated form has been included for this purpose.

2 **Explanatory notes to resolutions for the annual general meeting**

Receipt and adoption of annual financial statements and reports

In terms of the Companies Act, 61 of 1973, as amended (the act) the directors are required to present to members at the annual general meeting the annual financial statements, incorporating the report of the directors, for the year ended 31 December 2004, together with the report of the auditors contained in the annual financial statements.

Payment of dividends

An interim dividend of 44 cents per ordinary share was declared on 4 August 2004 and paid on 13 September 2004. A final dividend of 76 cents per ordinary share was declared on 21 February 2005 to be paid on 4 April 2005 to members recorded on the register at the close of business on 1 April 2005. Members are asked to note and confirm the dividends paid/payable.

Election of directors who retire by rotation or retire as a result of filling a casual vacancy and proposal of any new person as director

In terms of the company's articles of association (articles) one-third of the directors are required to retire at each annual general meeting and may offer themselves for election. In addition, any person appointed to fill a casual vacancy on the board of directors, or as an addition thereto, since the last annual general meeting is similarly required to retire and is eligible for election at the annual general meeting. Biographical details of the directors of the company are set out on pages 20 to 23 of the Nedcor 2004 Annual Report. Voting will be conducted in respect of each director individually.

Article 18.3 of the company's articles makes provision for a member to propose a person for election as a director. Any nominations received by the company that comply with the requirements of the company's articles will be considered by members and put to the vote, but shall be subject to regulatory approval in the normal course.

Remuneration of directors

In terms of article 17.7 of the company's articles remuneration shall be payable to the directors and determined by the company in general meeting. Full particulars of all fees and remuneration are contained on pages 57 to 63 of the Nedcor 2004 Annual Report. The Nedcor Board has recommended that there be no increase in the non-executive directors' fees for the 2005 financial year, with the exception of the following:

- Group Audit Committee members' fees to be increased from R65 000 to R80 000 per annum and Group Risk Committee members' fees to be increased from R30 000 to R50 000 per annum; and
- a fee of R30 000 per annum to be paid to members of the newly established Group Transformation and Sustainability Committee.

Reappointment of auditors
This resolution proposes the reappointment of the company's existing joint auditors, Deloitte and KPMG Inc, until the next annual general meeting. The appointments are recommended by the directors of the company following the review by the Group Audit Committee.

Remuneration of auditors
This resolution gives authority to the directors to fix the remuneration of the auditors (proposed to be reappointed in terms of the above resolution). The aggregate auditors' remuneration for audit and other services paid to the auditors for the financial year ended 31 December 2004 amounted to R121 million (2003: R93 million). Particulars of the auditors' remuneration can be found in note 25 on page 129 of the Nedcor 2004 Annual Report.

Placing of unissued ordinary shares under the control of the directors
Ordinary resolution 1
In terms of sections 221 and 222 of the act the members of the company have to approve the placement of unissued shares under the control of the directors. The authority is limited to shares being issued for purposes of Nedcor's existing contractual obligations, issue of shares for capitalisation share awards and scrip dividends, as well as for purposes of the various Nedcor Group share incentive schemes.

Amendments to the Nedcor Group (1994) Employee Share Purchase Trust Deed
Ordinary resolution 2
In terms of the trust deed of Nedcor's current share incentive scheme option holders are entitled to receive additional options at the rights issue price in terms of any rights issue on the same terms and conditions as their existing options.

The Nedcor Board resolved that the particular clause be amended at the 2005 annual general meeting. The Chairman of Nedcor also gave the undertaking at the 2004 annual general meeting that the trust deed would be changed and that the said clause in its current form would not exist in future.

It is proposed to delete the current clause 12.3 and replace it with the proposed new clause 12.3 as set out in Ordinary resolution 2 of the notice of annual general meeting.

Approval and adoption of the Nedbank Group (2005) Share Option, Matched Share and Restricted Share Scheme
Ordinary resolution 3
The Nedcor Board wishes to provide employees with an opportunity to participate in the growth of Nedcor through a long-term overall scheme that comprises three separate elements, namely the Option Scheme, the Restricted Share Scheme and the Matched Scheme. The Option Scheme and the Restricted Share Scheme are designed to incentivise high-performing managerial staff, and in the case of the Matched Share Scheme all staff who satisfy bonus threshold requirements.

It is widely recognised that there is a need to retain skilled employees, particularly those who are senior and whose efforts have a high degree of influence on the Nedcor Group.

The Nedcor Board has extensively researched long-term incentive schemes for staff, reflecting a move internationally towards performance-related schemes with new, simpler structures. The Nedcor Board has therefore resolved to incorporate the Option Scheme, the Matched Share Scheme and the Restricted Share Scheme as part of its long-term incentivisation plan. The Remuneration Committee intends to utilise the Option Scheme and the Matched Share Scheme for 2005 allocations. The Restricted Share Scheme may be utilised in future years (typically as a substitute for the Option Scheme) if and when the South African market moves towards this type of free, performance-linked award.

Although the overall scheme provides for the potential linking of performance measures to each of the three schemes, it is the intention of the Remuneration Committee to link performance measures to the Matched Share Scheme for the 2005 allocation, but not to link performance measures to the option grant at this stage. As far as performance measures are concerned, these would typically be objectively determinable financial, group-based targets.

It should be noted that in terms of the JSE Listings Requirements, any shares held by a share trust or scheme will not have their votes at general or annual general meetings taken into account for JSE Listings Requirements-related resolution approval purposes. Such shares will also not be allowed to be taken account of for purposes of determining categorisations as detailed in section 9 of the JSE Listings Requirements.

It should also be noted that in terms of the JSE Listings Requirements incentive schemes may only acquire shares once participants have been formally identified and shares may only be sold:
• once a participant has resigned or is deceased; or
• on behalf of an employee once rights have vested in the employee.

Repurchase of shares
Special resolution 1
The company's articles contain a provision allowing the company or any of its subsidiaries to repurchase (acquire) the company's issued shares. This is subject to the approval of members in terms of the company's articles, the Companies Act, the Banks Act and the JSE Listings Requirements. The existing general authority, granted by members at the last annual general meeting on 6 May 2004, is due to expire, unless renewed.

The directors are of the opinion that it would be in the best interests of the company to extend such general authority and thereby allow the company to be in a position to purchase its own shares on the open market, should market conditions and price justify such action. The proposed authority would enable the company to purchase up to a maximum of 39 449 482 ordinary shares in the capital of the company, with a stated upper limit on the price payable, in terms of the JSE Listings Requirements. Purchases would be made, only after the most careful consideration, in cases where the directors believed that an increase in earnings or net assets per share would result and where purchases were, in the opinion of the directors, in the best interests of the company and its members.

No shares were repurchased during the financial year ended 31 December 2004.

Change of name
Special resolution 2
Nedcor was created to signal a holding company with a multibrand strategy. The current business model and strategic orientation is now, however, towards a unibrand model.

The directors are of the opinion that the proposed change of name to Nedbank Group Limited will contribute to the uniformity of branding within the group. It will also provide a single unifying brand for culture and values, the employment brand and the drive for client centricity. It is therefore proposed to change the name to Nedbank Group Limited with effect from the close of business on Friday, 13 May 2005.

3 Important notes about the annual general meeting
Date: Wednesday, 4 May 2005, at 17:00.

Venue: The Auditorium, Retail Place West, Nedcor Sandton, 135 Rivonia Road, Sandown, Sandton.

Time: The annual general meeting will start promptly at 17:00. Shareholders wishing to attend are advised to be in the Auditorium no later than 16:45. The reception area will be open from 16:30, from which time refreshments will be served.

Travel information: The map indicates the location of Nedcor Sandton.

Admission: Shareholders and others attending the annual general meeting are asked to register at the registration desk in the Auditorium reception area at the venue. Shareholders, shareholder representatives and proxies may be required to provide proof of identity.

Security: Secure parking is provided at the venue. Attendees are asked not to bring cameras, laptop computers or tape recorders. Cellphones should be switched off for the duration of the proceedings.

Enquiries and questions: Shareholders intending to ask questions relating to the business of the annual general meeting or on other related matters who have not lodged or faxed their question forms with or to either the Company Secretary or transfer secretaries are asked to register their names and addresses and hand in their question forms at the question registration desk. A question form is enclosed on page 174 for this purpose. Staff will be on hand to provide any advice and assistance required.

Annexure 1 continued

Please note

1 **Certificated shareholders and own name dematerialised registration**
Holders of certificated Nedcor ordinary shares wishing to attend the annual general meeting should ensure beforehand with the transfer secretaries of the company that their shares are in fact registered in their name and check the number of shares so registered.

Should their shares not be registered in their own name, but in any other name or form, shareholders wishing to attend and/or vote at the annual general meeting should follow the instructions and explanatory notes that accompany the notice of the annual general meeting.

Similarly, shareholders who are holding dematerialised Nedcor ordinary shares and believe these to be held in their own name should check with the transfer secretaries and take the appropriate action in accordance with the instructions and guidance contained herein or obtain assistance from the transfer secretaries, if necessary.

2 **Central Securities Depository Participant (CSDP) or nominee holdings**
Holders of Nedcor ordinary shares (whether certificated or dematerialised) through a nominee should timeously make the necessary arrangements with that nominee or, if applicable, CSDP or broker to furnish them with the necessary authority to attend the annual general meeting or they should instruct their nominee, CSDP or broker (as the case may be) on how they wish their votes to be cast at the annual general meeting on their behalf. As far as holdings in a CSDP is concerned, this will be guided by terms of the agreement entered into between shareholders and their CSDP or brokers.

3 **Proxies**
Shareholders completing a proxy form (see note 1 above) should ensure that their proxy form reaches the address, as indicated in note 9 on page 192 no later than 17:00 on Tuesday, 3 May 2005.

4 **Enquiries**
Any shareholders having difficulties or queries pertaining to the annual general meeting or the above are invited to contact the Company Secretary's office on +27 (0) 11 294 9105/6/7.

Annexure 2

Salient features of the Nedbank Group (2005) Share Option, Matched Share and Restricted Share Scheme

The salient features of the Nedbank Group (2005) Share Option, Matched Share and Restricted Share Scheme are set out below:

1 **Definitions and interpretations**

Throughout this annexure, the notice of annual general meeting and form of proxy, unless otherwise stated or the context otherwise requires, words in the first column have the meanings stated opposite them in the second column, words in the singular include the plural and vice versa, words signifying one gender include the other and words denoting natural persons include juristic persons and associations of persons:

act	the Companies Act, 1973 (Act 61 of 1973), as amended;
auditors	the auditors for the time being of the company;
award	the grant of restricted shares as determined by the board/Remuneration Committee and implemented by the trustees;
award date	the date on which an award certificate (as defined in the rules) is issued by the trustees to an eligible employee;
board	the board of directors for the time being of the company acting either itself or through any committee constituted from time to time (including the Remuneration Committee) and appointed by the board of directors of the company for the purpose of administering the scheme;
bonus threshold	for purposes of the Matched Share Scheme the minimum amount of annual after-tax bonus required to be receivable by an employee as determined by the Remuneration Committee from time to time to render him/her an eligible employee for purposes of the Matched Share Scheme;
broker	the JSE-authorised party selected by the trustees from time to time to deal in the shares, subject to the scheme, it being recorded that the first such party shall be Taquanta Securities;
capitalisation issue	shares in the company allotted and issued by way of a capitalisation of profits, share premium or reserves to a participant in respect of shares acquired by him/her pursuant to the scheme;
company	Nedcor Limited (to be renamed Nedbank Group Limited) (Reg No 1966/010630/06);
eligible employee	in respect of the Option Scheme and the Restricted Share Scheme a person eligible for participation, namely any employee who is considered to be a member of management as contemplated in the Financial Sector Charter, who attains a level of personal performance regarded as appropriate by the Remuneration Committee and who is not within three calendar years of normal retirement; and in respect of the Matched Share Scheme a person eligible for participation, namely any employee who will qualify in respect of the bonus threshold and who is not within three calendar years of normal retirement; it being recorded that no trustee shall be eligible for participation in any scheme;
employee	any person (including an executive director) in the full-time or part-time permanent employ of the company or any of its subsidiaries from time to time;
fault termination	the termination of a participant's employment with a group employer by reason of the participant's resignation or dismissal by the group employer concerned, but excluding any dismissal constituting a no-fault termination as defined; provided that the board may, in its sole discretion determine whether the termination of employment of an employee is to be classified as a no-fault termination rather than a fault termination for purposes of the rules;
group	the company and its subsidiaries;
group employer	in respect of a participant the company within the group by which that participant is employed, if applicable;

Annexure 2 continued

inception date	for purposes of the Matched Share Scheme, in the event of a positive response by an eligible employee to an invitation, the last day of March, in the relevant calendar year, save in respect of the first year of the Matched Share Scheme, in which event the date shall be 25 May 2005;
Income Tax Act	the Income Tax Act, 1962;
invitation	the letter in terms of which the trustees invite eligible employees to participate in the Matched Share Scheme;
Matched Share Scheme	that portion of the scheme contained in Part III of the rules dealing with the issue by the trustees of invitations to eligible employees and the acceptance of such invitations;
matched shares	such number of shares to which a participant is entitled pursuant to the provisions of clause 18 of the rules, the acquisition or issue of which the trust is obliged to procure either itself or through the relevant group employer;
maximum contribution	an amount in ZAR equal to such percentage of a participant's annual short-term bonus on an after-tax basis (which bonus is typically determined and paid in March of each year) as is designated by the Remuneration Committee from time to time as the appropriate percentage having regard to the financial impact of the cost of that year's Matched Share Scheme on the group;
minimum contribution	for purposes of the Matched Share Scheme an amount in ZAR sufficient (inclusive of stamp duties and broker's charges) to purchase the minimum tranche;
minimum tranche	for purposes of the Matched Share Scheme the number of shares designated by the Remuneration Committee, from time to time, as the minimum number of shares capable of constituting a participant's portfolio;
NIB Scheme	the Nedcor Investment Bank Share Trust;
no-fault termination	the termination of a participant's employment with a group employer by reason of the participant's retirement, death, permanent disability, permanent incapacity or retrenchment, provided that, for the purposes of these rules, the terms 'retirement', 'permanent disability' and 'permanent incapacity' shall have the meaning ascribed to those terms in the company's pension or provident fund rules and regulations and, if one or more of such terms are not so defined, the meaning ascribed to such undefined term or terms by the board from time to time;
option	an option granted to an eligible employee in terms of clause 7 of the rules to acquire shares in the company from the trust;
option date	the date on which an option is granted to an employee;
option letter	the letter in terms of which the trustees grant an option to an eligible employee;
option period	the period from the option date until the fifth anniversary of such date;
Option Scheme	that portion of the scheme contained in Part II of the rules dealing with the grant of options to eligible employees and the exercise of such options by such eligible employees;
participant	an eligible employee to whom an option letter has been issued in terms of the Option Scheme or an invitation has been issued and accepted in terms of the Matched Share Scheme or an award has been made in terms of the Restricted Share Scheme;
participant's contributions	for purposes of the Matched Share Scheme, as defined in clause 17 of the rules;
participant's portfolio	for purposes of the Matched Share Scheme the shares acquired by a participant pursuant to his completion and delivery of the invitation as contemplated in clause 17 of the rules and the allocation of shares by the trustees as contemplated in clause 17 of the rules;

purchase price	for purposes of the Option Scheme the weighted average (by volume) of the closing market price of an ordinary share in the company (as shown by the official trading price list published by the JSE) over the 20 most recent trading days on the JSE immediately preceding the option date;
restricted shares	shares awarded to eligible employees pursuant and subject to the restrictions contained in Part IV of the rules;
Restricted Share Scheme	that portion of the scheme contained in Part IV of the rules dealing with the award by the trustees of restricted shares to eligible employees;
rights issue	an offer by the company to all shareholders to take up rights to freshly issued shares;
rules of the Share Scheme or the rules	the rules pertaining to the Share Scheme, available for inspection as specified under Ordinary resolution 3 contained in the notice of the annual general meeting;
scheme	collectively the Option Scheme, the Matched Share Scheme and the Restricted Share Scheme, the terms of which are embodied in the rules;
scheme allocation	a maximum of 10% of the entire issued share capital of Nedcor from time to time, being equal at present to 39 449 482 issued shares, which shall include the shares subject to the 1994 scheme and the NIB Scheme;
scheme shares	those shares acquired by the trust from the company (by way of a fresh issue) or from the market (by way of an acquisition) to fulfil the trust's obligations under the Option Scheme and/or the Matched Share Scheme and/or the Restricted Share Scheme and those shares delivered by the trust (or in respect of which the trust procures delivery) directly to the participants;
share	an ordinary share in the issued share capital of the company;
subsidiary	any company which is a subsidiary of the company within the meaning of the act;
termination date	the date on which a participant ceases to be employed by the company or any of its subsidiaries, for any reason;
the JSE	JSE Securities Exchange South Africa;
the 1994 scheme	the Nedcor Group (1994) Employee Incentive Scheme;
trust	the Nedbank Group (2005) Share Scheme Trust Deed to be approved at the annual general meeting of the company;
trustees	the trustees for the time being of the trust; and
vesting date	in respect of the Option Scheme the first day following the third anniversary of the option date or in respect of the Matched Share Scheme the first day following the third anniversary of the inception date or in respect of the Restricted Share Scheme the first day following the third anniversary of the award date.

2 The existing schemes

The Nedcor Group (1994) Employee Share Purchase Trust Deed and the NIB Scheme will continue to operate in respect of all allocations made up to and including 30 April 2005. No further allocations will be made under the 1994 Scheme or the NIB Scheme, which are accordingly due to close finally in 2011. The provisions of the 'old' section 8A of the Income Tax Act will continue to apply to the allocations made prior to 26 October 2004.

3 **The Nedbank Group (2005) Share Option, Matched Share and Restricted Share Scheme**

The salient features of each of the Share Option, Matched Share and Restricted Share Schemes that comprise the overall scheme are set out below:

3.1 *The Share Option Scheme*

The eligible employees for this scheme are all members of staff who are at managerial level, as contemplated in the Financial Sector Charter, and who reach an acceptable level of personal performance, as determined by the Remuneration Committee on an annual basis.

The Option Scheme consists of a direct grant of options by the trustees to the eligible employees at the purchase price equal to the volume-weighted 20-day average market value of the ordinary shares to which an option relates, immediately preceding date of grant.

The options are open for exercise by a participant from the vesting date, ie for a period of two years from the third anniversary of the option date to the end of the option period. There is no staggered vesting – ie, if a participant has been granted 100 options, he/she can exercise all 100 options as from the third anniversary of the option date. Performance measures can, in the discretion of the board/Remuneration Committee, be linked to the grant of the options and ratchet mechanisms attached to performance targets, ie lapsing of a portion of the options in the event of underperformance and an ability to exercise a higher number of options (up to a maximum of 150% of the original option grant) in the event of superior performance.

In the event of termination of employment participants will not be permitted to exercise unvested options (save in the event of a no-fault termination when the option shall generally be deemed to vest in the participant and shall be capable of being exercised within 12 months), but will be permitted to exercise vested options (within six months in the case of a fault termination, and within 12 months in the event of a no-fault termination).

3.2 *The Matched Share Scheme*

The eligible employees (being potentially all employees designated for participation by the Remuneration Committee having regard to the bonus threshold, if any) will be invited to participate up to the maximum contribution in respect of their net after-tax bonus. Participants' contributions will be paid over to the trustees, who will in turn pool the funds received from all such participants and pay the aggregate of the participants' contributions to a broker to purchase shares. The shares designated to a particular participant will be known as the participant's portfolio. Each participant's portfolio will be matched, in the form of the matched shares, by the trust after a period of three years, provided that:

- the predetermined group performance target is met; and
- the participant is still in the employ of the group at that time.

The matched award will consist of the same number of shares as is in the participant's portfolio at the vesting date. In the event that the performance condition has not been met, but the participant is still in the employ of the group, the matched award will be 50% of the number of shares then constituting the participant's portfolio. A participant is free to dispose of his/her portfolio shares at any time prior to or after the vesting date (albeit through the broker who will have control of the shares constituting the collective portfolios), but will receive a reduced number of matched shares to the extent that he/she disposes of his/her participant's portfolio.

As retention is a primary driver of the Matched Share Scheme, the termination of an employee's employment for any reason prior to the vesting date will negate the trust's obligation to award the matched shares.

3.3 *The Restricted Share Scheme*

This scheme operates on the basis of an award of shares to eligible employees, subject to certain predetermined group performance conditions to be met over a period of three years or by the end of the three-year period. There will also be a restriction or encumbrance on disposal of the shares for this period (until the vesting date).

The awards will be made by the trustees pursuant to a resolution of the board/Remuneration Committee. The trustees will procure that the shares subject to this scheme will be issued or acquired on inception of the scheme and registered in the name of the participant. Dividends will accordingly be paid to the participants as shareholders from inception.

It is envisaged that, provided that the predetermined performance conditions are met, the restrictions on the shares would be lifted on the vesting date (third anniversary of the award date) and it would be possible for a participant to deal freely with the shares constituting the award from that point onwards.

In so far as termination of employment is concerned, in the event of a fault termination the participant shall have no claim to the restricted shares and in the event of a no-fault termination the participant shall, generally, be regarded as remaining in the employ of the group up to and including the vesting date.

4 Benefits of the scheme for participants

Participants are incentivised to remain in the employ of the group to achieve the predetermined performance targets and to grow the value of the Nedcor shares as much as possible for the benefit of the group and shareholders. The extent of the benefit to participants will directly correlate with the growth in the value of Nedcor shares. The Share Option Scheme is designed to incentivise and promote wealth creation for eligible employees. The Matched Share Scheme is designed to encourage retention and to reward loyal performance, while the Restricted Share Scheme is designed to encourage retention and drive performance.

All three schemes are designed to obviate the need for participants to provide a substantial financial outlay or obtain financial assistance. The participants would also have a tax exposure only at a point where they would be free to deal in the shares and accordingly access the necessary cash flow to pay the applicable taxes.

5 Rules of the scheme

5.1 Participants

The board/Remuneration Committee will select the employees of the group who may participate in the scheme. The allocation of options and restricted shares to eligible employees will be based on seniority, personal performance, retention requirements, salary level and such other factors as may be regarded as relevant by the board/Remuneration Committee and the trustees. For purposes of the Matched Share Scheme all employees are potentially eligible to participate, subject to any bonus threshold determined by the Remuneration Committee in any particular year. As the scheme is voluntary, actual levels of participation will depend on the ability of staff to commit a portion of their after-tax bonus (up to the maximum contribution) to the scheme.

5.2 Number of Nedcor shares available for purposes of the scheme

The aggregate number of shares in the issued share capital of Nedcor which may be utilised for the purposes of the scheme may not exceed 10% of the shares then in issue in the share capital of Nedcor. The 39 449 482 Nedcor shares to be utilised, having regard to the shares utilised for the 1994 scheme and the NIB scheme for the scheme represent 10% of the company's current issued share capital.

The maximum number of shares in the issued share capital of Nedcor, which may at any time be purchased directly or indirectly by any participant in terms of the scheme may not exceed 0,5% of the Nedcor shares then in issue.

5.3 Reorganisation, capitalisation issues and rights issues

If the company at any time before the vesting date, or after the exercise of an option, but before the shares purchased pursuant to the exercise of such option have been transferred to a participant:

- is put into curatorship or liquidation for purposes of reorganisation;
- is party to a scheme of arrangement affecting the structuring of its share capital;
- reduces its share capital;
- subdivides or consolidates its shares;
- makes an offer to its shareholders in the form of a rights issue;
- issues further share capital in the form of a capitalisation issue, save when such capitalisation is made in lieu of a cash dividend; or
- is subject to any other event which, in the sole discretion of the board (after having considered the applicable provisions of the JSE Listings Requirements), necessitates an adjustment in the nature contemplated below;

such adjustments shall be made to:

  - the purchase price and the number of shares over which an option is granted;
  - the number of and price payable, if any, in respect of the restricted share subject to an award;
  - the number of matched shares to which a participant may be entitled;
  - the performance criteria applicable to the Share Option Scheme (if applicable), the Matched Share Scheme and the Restricted Share Scheme;

as the board shall determine (and which the auditors shall confirm in writing as being fair in the circumstances) subject (when necessary) to the sanction of the court.

The board may take such steps as it considers necessary to notify the participants of any adjustments made and otherwise to implement the provisions thereof.

5.4 *Dividends and voting rights*

For the sake of clarity it is recorded that:

- in respect of the Share Option Scheme no dividends shall be paid unless and until the options are exercised by a participant, the full purchase price paid therefore and the relevant shares issued;
- in respect of the Matched Share Scheme dividends shall be paid on the shares constituting the participant's portfolio, but no right to dividends shall accrue to a participant in respect of the matched shares, unless and until the conditions have been met and the requisite matched shares delivered to the participant; and
- in respect of the Restricted Share Scheme a participant shall be entitled to those dividends paid on the restricted shares from the award date up to and including the vesting date, which dividends shall be distributed, if required, by the trustees to the participant, and thereafter in the normal course after the restrictions have been lifted.

6 General provisions of the scheme

The scheme and the trust deed may be amended from time to time by the board and the trustees, provided that:

- no amendment will be made to the scheme or the trust deed without the prior approval of the JSE;
- the provisions of schedule 14.1(a) to (e) of the JSE Listings Requirements have been taken account of in the rules. No amendment in respect of the following matters will be permitted, unless such amendment has received the approval of shareholders in general meeting:
  - the category of the persons to whom or for the benefit of whom the securities may be purchased under the scheme;
  - the aggregate number of securities which may be utilised by the scheme;
  - the fixed maximum percentage for any one participant;
  - the basis for determining the purchase price, which is a fixed mechanism for all participants; and
  - the voting, dividend, transfer and other rights, including those arising on liquidation of the company, attaching to the securities;
- the terms or conditions applicable to any offers which have already been accepted by participants may not be altered without such consent on the part of the participants concerned (treated as a separate class) as would be required under Nedcor's articles of association for variation or cancellation of the rights attached to those shares.

7 The trust

The trustees of the trust will not be participants in the Share Scheme and executive directors of any company in the group may not be appointed as trustees.

Form of proxy

Nedcor Limited
(Incorporated in the Republic of South Africa)
(Reg No 1966/010630/06)
Share code: NED ISIN: ZAE000004875)
(Nedcor or the company)

For use by members and registered holders of certificated Nedcor ordinary shares and holders of dematerialised Nedcor ordinary shares registered in their own name at the annual general meeting to be held in the Auditorium, Retail Place West, Nedcor Sandton, 135 Rivonia Road, Sandown, Sandton, on Wednesday, 4 May 2005, at 17:00 and at any adjournment thereof.

Holders of Nedcor ordinary shares (whether certificated or dematerialised) through a nominee should not complete this form of proxy, but should timeously make the necessary arrangements with that nominee or, if applicable, Central Securities Depository Participant (CSDP) or broker (as the case may be) to furnish such nominee, CSDP or broker with the necessary authority to attend the annual general meeting or they should instruct their nominee, CSDP or broker (as the case may be) on how they wish their votes to be cast at the annual general meeting on their behalf.

I/We, ______________________________ ,

of (address) ______________________________ ,

____

being the holder(s) of [   ] ordinary shares in the company, appoint (see note 1):

1 ______________________________ or, failing him/her,

2 ______________________________ or, failing him/her,

3 the chairman of the annual general meeting

as my/our proxy to act for me/us and on my/our behalf at the annual general meeting that will be held for the purpose of considering and, if deemed fit, passing with or without modification ordinary and special resolutions to be proposed thereat and at any adjournment thereof, and to vote for and/or against such resolutions and/or to abstain from voting in respect of the ordinary shares registered in my/our name(s), in accordance with the following instructions (see note 3):

	Number of votes (one vote per ordinary share)		
Resolutions	For	Against	Abstain
To receive and adopt the annual financial statements together with reports			
To note and confirm payment of dividends			
To elect as director Mr N Dennis, who is retiring by rotation			
To elect as director Prof B de L Figaji, who is retiring by rotation			
To elect as director Mr ML Ndlovu, who is retiring by rotation			
To elect as director Mr PF Nhleko, who is retiring by rotation			
To elect Mr MWT Brown, who was appointed as an executive director of the company during the year			
To elect Mr RM Head, who was appointed as a non-executive director of the company during the year			
To consider and put to the vote the appointment of any person proposed as a director in terms of article 18.3 of the company's articles of association			
To approve the non-executive directors' fees			
To approve the remuneration paid to executive directors			
To reappoint the joint auditors			
To determine the remuneration of the joint auditors			
Ordinary resolution 1 – Placing of unissued ordinary shares under the control of the directors			
Ordinary resolution 2 – Amendments to the Nedcor Group (1994) Employee Share Purchase Trust Deed			
Ordinary resolution 3 – Approval and adoption of the Nedbank Group (2005) Share Option, Matched Share and Restricted Share Scheme and the Nedbank Group (2005) Share Scheme Trust Deed			
Special resolution 1 – Approval to facilitate the purchase of the company's shares by the company and its subsidiaries			
Special resolution 2 – Change of name			

Signed at (place) ______________________________ on (date) ______________ 2005

Signature ______________________________

Assisted by me
(where applicable)
Please read the notes on page 192

Contact details
Tel:
Fax:
Email:

Notes to proxy form

1 Each member is entitled to appoint one or more proxies (who need not be a member of the company) to attend, speak and vote in place of that member at the annual general meeting.

2 A member may insert the name of a proxy or the names of two alternative proxies of the member's choice in the space provided, with or without deleting 'the chairman of the annual general meeting'. The person whose name stands first on the form of proxy and who is present at the annual general meeting shall be entitled to act as proxy to the exclusion of the persons whose names follow.

3 A member's instructions to the proxy have to be indicated by the insertion of the relevant number of votes exercisable by that member in the appropriate box provided. Failure to comply with this shall be deemed to authorise the chairman of the annual general meeting, if the chairman is the authorised proxy, to vote in favour of the ordinary and special resolutions at the annual general meeting or the appointed proxy to vote or to abstain from voting at the annual general meeting, as he/she deems fit, in respect of all the member's votes exercisable thereat.

4 A member or his/her proxy is not obliged to vote in respect of all the ordinary shares held by such member or represented by such proxy, but the total number of votes for or against the ordinary and special resolutions and in respect of which any abstention is recorded may not exceed the total number of votes to which the member or his/her proxy is entitled.

5 Documentary evidence establishing the authority of a person signing this form of proxy in a representative capacity has to be attached to this form of proxy, unless previously recorded by the company's transfer secretaries or waived by the chairman of the annual general meeting.

6 The chairman of the annual general meeting may reject or accept any form of proxy that is completed and/or received other than in accordance with these instructions and notes.

7 Any alterations or corrections to this form of proxy shall be initialled by the signatory(ies).

8 The completion and lodging of this form of proxy shall not preclude the relevant member from attending the annual general meeting and speaking and voting in person thereat to the exclusion of any proxy appointed in terms hereof, should such member wish to do so.

9 Forms of proxy have to be lodged with or posted to Computershare Investor Services 2004 (Pty) Limited (Computershare), 70 Marshall Street, Johannesburg, 2001 (PO Box 61051, Marshalltown, 2107), to be received no later than 17:00 on Tuesday, 3 May 2005. Proxy forms can also be submitted by fax to Computershare (fax number +27 (0) 11 688 5238), subject to the proxy instruction meeting all other criteria.

10 This proxy form is to be completed only by those members who are:
- holding shares in a certificated form; or
- recorded in the subregister in dematerialised electronic form in their own name.

11 Holders of Nedcor ordinary shares (whether certificated or dematerialised) through a nominee should timeously make the necessary arrangements with that nominee or, if applicable, Central Securities Depository Participant (CSDP) or broker (as the case may be) on how they wish their votes to be cast at the annual general meeting on their behalf. As far as holdings in a CSDP is concerned, this will be guided by the terms of the agreement entered into between shareholders and their CSDP or broker.

Nedcor 2004 Annual Report

The Nedcor 2004 Annual Report is also accessible on Nedcor's website www.nedcor.com <http://www.nedcor.com>. Additional copies can be requested in hard copy. To order please send an email to Nedcorir@nedcor.co.za or send a fax to +27 (0) 11 294 6549.

Nedcor 2004 Sustainability Report

If you would like a copy of the Nedcor 2004 Sustainability Report, please contact the Nedcor Enterprise Governance and Compliance Department:
Tel: +27 (0) 11 294 0238/3593, Fax: +27 (0) 11 295 0238 Email: JustinS@nedcor.co.za
It is also available on the enclosed CD or online at www.nedcor.com.

GRAPHICOR 32021

NEDCOR

www.nedcor.c



ACCOUNTABILITY RESPECT PUSHING BEYOND BOUNDARIES INTEGRITY PASSION

Annual Report 2004

MUTUAL & FEDERAL

Authorised Financial Services Provider

Contents

A Member of the OLD MUTUAL Group

Vision

To be the short-term insurance company of first choice in southern Africa

Corporate mission

Delivery of innovative insurance products and outstanding service that result in real benefit to customers, suppliers, employees and shareholders whilst ensuring commitment to good corporate citizenship and upholding the highest values

Values

Accountability

Being prepared to make commitments and be judged against these. Delivering on commitments. Taking ownership for actions and problems and being responsible for actions.

Respect

Treating others as you would have them treat you. Leveraging the strengths of diversity. Actively listening to others and treating people with dignity.

Pushing beyond boundaries

Playing to the maximum as individuals, teams and as an organisation, across boundaries. Always striving to break new ground with innovation and creativity. Being passionate and committed and always striving for improvement.

Integrity

Being honest, trustworthy, consistent and open. Acting in accordance with the highest ethical standards.

Passion

Giving the best and being dependable in exceeding goals successfully.
Having confidence and willingness to take action in order to achieve a recognised benefit.
Having a sense of optimism and enthusiasm to spend energy voluntarily.

- Underwriting ratio of 9,8%
- Operating earnings per share up 17%
- 19% increase in net premiums
- R3,9 billion in special dividends over the past six years

Financial highlights

ACCOUNTABILITY | RESPECT | PUSHING BEYOND BOUNDARIES | INTEGRITY | PASSION

	2004	2003	% Change
FINANCIAL RESULTS (Rm)			
Net premiums	**6 691**	5 608	19,3
Underwriting surplus	**663**	392	69,1
General Insurance Result	**864**	602	43,5
KEY RATIOS (%)			
Management expense ratio	**8,3**	7,8	
Operating ratio	**90,2**	93,1	

	Target %	2004 %	2003 %	2002 %
PERFORMANCE OBJECTIVES				
Underwriting result as a percentage of earned premium	4,0	**9,8**	6,9	2,4
General Insurance Result as a percentage of earned premium	8,0	**12,8**	10,6	6,5
Return on shareholders' funds	21,0	**23,7**	22,9	17,6

Financial highlights


2 786
3 468
4 820
5 603
6 486
7 360
99
00
01
02
03
04

Gross premiums (Rm)


78,8
75,5
73,5
73,1
68,2
62,3
99
00
01
02
03
04

Claims ratio (%)


120
135
188
227
308
360
99
00
01
02
03
04

Operating earnings per share (cents)


5 765
6 628
6 634
6 657
7 203
7 572
99
00
01
02
03
04

Assets (Rm)

Group structure

ACCOUNTABILITY RESPECT PUSHING BEYOND BOUNDARIES INTEGRITY PASSION



Mutual & Federal Insurance Company Limited
Mutual & Federal Insurance Company of Namibia Limited 100%
Mutual & Federal Insurance Company of Botswana Limited 100%
Cougar Investment Holding Company Limited 100%
Mutual & Federal Risk Financing Limited 100%
Mutual & Federal Insurance Company of Zimbabwe (Private) Limited 100%
Credit Guarantee Insurance Corporation of Africa Limited 51%
CGU Insurance Limited 100%
Jesop Finance Company (Proprietary) Limited 50%
RM Insurance Holdings 46%
RM Insurance Company (Private) Limited 100%

The above represents the operating entities within the group.

Group ancestry

ACCOUNTABILITY | RESPECT | PUSHING BEYOND BOUNDARIES | INTEGRITY | PASSION

Company	Commenced operations in South Africa
SA Liberal Insurance	1921
Central Insurance	1903
Liverpool & London & Globe Insurance	1859
Capital Insurance	1946
Western Assurance	1902
British American Insurance	1902
Royal Insurance	1859
Warden Insurance	
Legal Insurance	
Lancashire Insurance	
South Africa Fire & Life Assurance	1831
London & Lancashire Insurance	1862
Law Union & Rock Insurance	1890
Federal Insurance	1904

Timeline: 1800 · 1850 · 1900 · 1950 · 2000

SA Mutual Fire & General Insurance **1955**

Royal Insurance Group **1965**

Mutual & Federal **1970**

British Engine

NEG

Protea

CGU

"The underwriting surplus
is the highest ever achieved
by the company"



Chairman's statement



K T M Saggers: Chairman

"the group continues to set the pace in terms of innovation"

It gives me pleasure to present this set of financial results for the year ended 31 December 2004. The underwriting surplus is the highest ever achieved by the company and is a credit to the management and staff of Mutual & Federal, all of whom actively supported the group's vision "to be the short-term insurance company of first choice in southern Africa".

The group's mission demands "innovative insurance products and outstanding service that result in real benefit to customers, suppliers, employees and shareholders whilst ensuring commitment to good corporate citizenship and upholding the highest values". Management and staff took this mission to heart and ensured that the promise was matched by delivery. In many ways the group continues to set the pace in terms of innovation and made excellent progress over the last 12 months in its ongoing endeavours to improve customer service.

The short-term insurance industry is highly competitive and there is no room for complacency, particularly in the all-important sphere of customer service. The group is currently involved in a R150 million upgrade of its IT infrastructure aimed at improving business efficiencies, raising service levels and strengthening client retention, with the ultimate goal of moving towards a paperless office environment. This investment will also equip the group with a state-of-the-art data warehouse capable of generating business intelligence and analysis, so as to maintain and enhance market competitiveness.

Economic overview

It is apparent that the South African economy has achieved a situation of relative financial prosperity after 10 years of disciplined economic management under Finance Minister Trevor Manuel's stewardship. Inflation is well controlled within the Reserve Bank's target range and, with that, interest rates have dropped to levels not seen in almost two decades. This in turn has fuelled a consumer and housing boom, propelled largely by a burgeoning middle class. The economy is expected to register annual growth in excess of 3% for the foreseeable future and this will make a meaningful contribution towards reducing South Africa's unacceptably high unemployment levels. The improvement in the country's economic position is reflected in the Rand's continued strength and although this may hamper export industries, it should perhaps be seen as part of the process of economic normalisation. No country can survive forever on the artificial stimulant of currency weakness, and there is some evidence that our export industries are adjusting to this reality.

"The industry consolidation of recent years has contributed to the reduction of excess capacity in the market"

We support the commitment of Government to increased social spending in an effort to reduce the wealth gap that prevails in South Africa. Such reduction is essential not only for social stability, but for the sustainability of the current economic upturn. Social spending should also be accompanied by large-scale and sustainable employment growth and Government's infrastructure programme, augmented by the investment build-up to the 2010 World Cup Soccer tournament, presents a significant opportunity to reduce unemployment.

Industry overview

The South African short-term insurance industry has enjoyed a positive recovery in underwriting performance since 2001, but it is clear that it has passed the peak of the current cycle. The industry consolidation of recent years has contributed to the reduction of excess capacity in the market, and resulted in a more robust industry. The improved underwriting performance over the previous year was helped by a modest reduction in crime levels and prudent underwriting practices. The industry has been faced with a number of regulatory changes, including the Financial Advisory and Intermediary Services ("FAIS") Act, which came into effect in 2004. The FAIS legislation is intended to provide additional protection for consumers of financial services and products, and will in time replace the Policyholder Protection Rules introduced in 2001. Mutual & Federal took proactive steps to ensure compliance with the FAIS legislation and, although this raises the costs of administration for all market participants, we welcome the goal of improved consumer protection and elevated quality of service levels.

The government has postponed, indefinitely, the proposed deregulation of commission on commercial business, originally planned for late 2004, due to international events that could have a bearing on insurers worldwide.

The group has made reasonable progress in meeting targets in terms of the Financial Services Charter on Black Economic Empowerment ("BEE"). A detailed employment equity plan has been devised, staff training has been accelerated, and plans are in place to ensure all Charter targets are met. A particular opportunity arises within the area of procurement where management is in the process of identifying suitable suppliers and familiarising them with the company's procurement process and quality standards.

Group performance

Gross premium income increased 13% to R7,4 billion during the year under review. If the impact of the strong growth in risk financing and crop premiums is excluded, premium growth was 8%.

Premiums paid to reinsurers reduced by 24% in 2004 following a restructuring of the group's reinsurance programme at the beginning of the year. Net premium income accordingly increased by 19% to R6,7 billion. Claims incurred for the period increased by a relatively modest 8% to R4,2 billion, which was equal to 62% (2003: 68%) of net earned premiums. This healthy improvement in the claims ratio reflects reduced average claims costs and a decline in the severity of fire-related claims.

There was a 36% increase in acquisition expenses to R1,3 billion, as a result of increased business volumes, as well as higher commission levels on inward reinsurances in the Risk Finance division.

General expenses increased 27% to R560 million. This includes non-recurring expenses relating to the aforementioned computer systems development, as well as BEE-related expenses, such as training. Without these items, expenses were contained within inflationary levels.

As a result of the above items there was a 69% increase in the total underwriting surplus and a 79% growth in the underwriting surplus attributable to ordinary shareholders to R609 million from R340 million in 2003.

The General Insurance Result of R864 million was accordingly 44% higher than that achieved in 2003.

There was a reduction in interest income, due largely to lower interest rates, but this was partially offset by improved dividend income. The surpluses on the group's investments portfolio grew strongly as a result of a 27% increase in the value of listed shares following a general improvement on the JSE during 2004.

Dividends and financial position

Following the strong capital position of the group, a special dividend of 350 cents per share was paid in September 2004. This had the effect of returning R860 million to shareholders without negatively impacting the ability of the group to operate effectively.

The net asset value of the group increased during the year, notwithstanding the payment of the special dividend due to the strong underwriting profit and the improvement in the value of listed equities. The solvency margin (being the ratio of net assets to net premiums) at 31 December 2004 was 53% which is well in excess of the group's capital requirements. The group's sound financial position was furthermore confirmed by the "AAA" credit rating assigned to it by Global Credit Rating Company during the year.

Future prospects

The outstanding underwriting success enjoyed by short-term insurers was unquestionably assisted by a number of unusual factors, including deflationary claims costs and reduced severity of large commercial and industrial fires. These conditions cannot be expected to persist and it therefore appears unlikely that the double-digit underwriting ratios enjoyed by the market will continue into the future. The industry has passed the apex of the current underwriting cycle and although market conditions are accordingly likely to be less favourable within the next few years, we nevertheless anticipate an extended period of underwriting profitability.

Global financial markets are entering a period of uncertainty as US interest rates gradually move higher. This will impact international and local share prices, and the JSE Securities Exchange is expected to enter a period of consolidation after two years of strong growth. We nevertheless expect share prices to show modest gains during 2005, aided by a buoyant domestic economy, although changes in the value of the US dollar could significantly impact the JSE. Interest rates may decline slightly but it is likely that they will rise again in due course in line with the international trend.

Changes in shareholdings

During 2004, Royal & Sun Alliance Insurance in the United Kingdom decided to sell the 37% shareholding in Mutual & Federal which it had held for many years. This effectively ended a partnership which had existed since Mutual & Federal was formed and it is with regret that we will no longer be participating in the various insurance initiatives in which we were frequently included. The disposal did, however, present Old Mutual with an opportunity to increase its shareholding from 51% to 88%, thereby providing it with an increased financial interest in Mutual & Federal.

The group has a 51% shareholding in Credit Guarantee Insurance Corporation of Africa Limited ("CGIC") but the results of this subsidiary have not been consolidated, as we were not able to exercise management control during the

year as a result of restrictions on voting rights contained in the articles of CGIC. Following the necessary amendments to the articles, however, the results will be consolidated into those of Mutual & Federal with effect from 1 January 2005.

Appreciation

In conclusion, I would like to thank the board of directors for their tireless efforts and wise counsel during this rewarding year. In particular I extend my gratitude to Chris Liebenberg who retired during the year and to Rick Hudson and Simon Lee who resigned from the board in 2004.

I would like to pay special tribute to Mike Levett who will retire from the board in May 2005. Mike first joined Mutual & Federal as a member of general management in 1971 and was appointed managing director in 1980. After returning to Old Mutual he remained on the board and was appointed chairman in 1993. He later stood down as chairman in 1999 and has held the position of deputy chairman since that time. Mike has played an enormous role in the success of Mutual & Federal and his presence will be sorely missed.

The executive team under Bruce Campbell performed admirably in 2004 and I would like to congratulate him and his highly competent and experienced management team on these excellent results. Finally, I would like to express my gratitude to our staff for living up to the group's vision, and to our clients and intermediaries for their continued support.

K T M Saggers
Chairman

8 February 2005

"an outstanding commitment by the organisation to the core values"



Chief executive's review



B Campbell: Chief Executive

"The improvement reflects the culmination of a number of years of prudent underwriting"

I take pleasure in reporting that the group produced a most creditable financial result during the past year. This success has been achieved largely through the clear identification of the corporate mission and an outstanding commitment by the organisation to the core values of accountability, respect, pushing beyond boundaries, integrity and passion.

The General Insurance Result for the year was R864 million, which was an increase of 44% on the R602 million reported for 2003. The underwriting surplus of R663 million is a record result and was 69% higher than the R392 million in 2003. After excluding the surplus attributable to preference shareholders, the result represents a ratio of 10,1%.

The result was, however, influenced by a highly favourable trading environment. The strengthening Rand moderated the prices of imported goods and automobile parts. In addition there was a reduction in the severity in claims arising from commercial and industrial fires and there were fewer claims related to car thefts and hijackings. These conditions were accompanied by a recovery in the South African economy and investment markets. Consumer spending grew strongly which assisted short-term insurers in terms of new business growth, whilst the value of the group's listed equities grew by some 27% following a strong improvement on the JSE Securities Exchange. There is, however, already evidence of a downward pressure on risk pricing structures and a return to more normal claims levels.

The strategy of Mutual & Federal is to apply rating levels that are commensurate with risk levels and market share growth will not be pursued indiscriminately at the expense of profitability. The current financial results are testimony to the merit of that strategy.

Performance objectives versus targets

Management has set a number of financial objectives for the group in pursuit of the corporate mission. All of these have been achieved in 2004 and in a number of cases they have been comfortably exceeded.

- Premium growth is targeted to exceed inflation plus GDP growth and the 13% increase in gross premiums is therefore most pleasing.
- The underwriting objective is to achieve a surplus in excess of 4% over the long term and the total of 10,1% is accordingly very satisfying.
- Management seeks to control expense growth within inflation levels and although management costs for 2004 were some 27% higher than those for 2003, they contain specific amounts in respect of additional IT expenditure and a provision for staff bonuses.
- The return on capital objective, on a long-term investment return basis, is to exceed 20% and the 24% achieved in 2004 is again most pleasing.
- The group seeks to maintain a balance between capital adequacy and the minimum level of shareholders' funds to optimise the return on capital. A special dividend of R860 million was therefore paid in September 2004 which reduced the solvency margin from 60% to approximately 45%. The year-end solvency margin increased to 53%.

Operations

The Personal division maintained its market position despite intensifying competition particularly in the motor sector, whilst the Commercial division increased market share, due primarily to high levels of client service and a strong, decentralised infrastructure.

The substantial improvement in results reflects the culmination of a number of years of prudent underwriting involving corrective action on under-performing portfolios, pricing at levels commensurate with the risks underwritten, improving service levels and a relentless focus on costs. The result of these efforts is a positive underwriting ratio that underpins a solid long-term underwriting performance.

These results are a credit to the executive team and all Mutual & Federal staff whose task it was to execute management strategies. In recent years the organisation has striven to raise service levels and improve claims settlement periods. It was therefore especially pleasing to win the top award in all three categories in the 2004 survey of short-term insurers by the South African Financial Services Intermediaries Association ("SAFSIA"): Mutual & Federal was named by SAFSIA as Corporate Insurer of the Year, Commercial Insurer of the Year and joint winner of the Personal Insurer category. This emphatic validation from the broking community was most gratifying, but the organisation cannot afford to become complacent in a market that is facing ongoing changes and increasing demands. The recognition accordingly encourages us to deliver even higher service levels and to continue to build stronger relationships with our broker partners who are an integral part of our successful business model.

To this end we are in the process of a substantial upgrade to our IT systems that will deliver improved business efficiencies and cost savings to the ultimate benefit of policyholders, intermediaries and others involved in the Mutual & Federal value chain. The IT upgrade that will be commissioned over the next two years will also significantly enhance business intelligence and will provide new insights into our policyholders, claims patterns and market trends.

Developments during 2004

During the past year Royal & Sun Alliance Insurance disposed of its shareholding in Mutual & Federal allowing Old Mutual to increase its holding from 51% to 88%. This strengthened relationship with Old Mutual yields a number of synergy benefits, new business opportunities and also a talent management policy that enables staff to enjoy an expanded career path within the wider Old Mutual group and facilitates a larger talent pool for our own human resource requirements.

At the beginning of the year, the branch operation in Malawi was sold. Although this branch was run successfully, it did not enjoy the critical mass required to generate a meaningful return in that market.

Commercial Division
Underwriting result (Rm)


2 494
210
245
409
1 630
2 808
434
311
435
1 628
Underwriting surplus
Management expenses
Acquisition expenses
Claims incurred net of reinsurance
03
04

"our broker partners are an integral part of our successful business model"

The majority shareholding of 51% in Credit Guarantee Insurance Corporation of Africa Limited has not only provided Mutual & Federal with a highly profitable return in 2004 but has also assisted the group in providing a comprehensive range of insurance products to clients.

Personal Division
Underwriting result (Rm)


2 552
122
194
422
1 814
2 879
165
245
465
2 004
Underwriting surplus
Management expenses
Acquisition expenses
Claims incurred net of reinsurance
03
04

Regulatory issues

The deregulation of insurance commissions, originally planned for implementation in October 2004, has been postponed indefinitely. The implementation of the FAIS act during the year will result in generally improved levels of client service and customer advice and I am pleased that all affected staff have been appropriately registered.

Governance

Mutual & Federal has developed a number of well defined and effective governance structures to ensure that risks are correctly identified, adequately monitored and managed and that all regulatory aspects of the group's affairs are correctly adhered to.

The skill requirements of each governance area has been identified and adequate progress has been made in ensuring that the group has the appropriate level of skills in place to maintain the governance environment.

It is pleasing to note that no significant governance issues have been encountered by the group during the course of the year.

Empowerment

Mutual & Federal is committed to the attainment of broad based empowerment aimed at the development and upliftment of previously disadvantaged sectors of the economy.

This we believe will be achieved by the implementation of sustainable programmes based on sound business principles facilitating the transfer of economic value between a wide range of participants.

As a signatory to the Financial Sector Charter the company has developed strategies to actively promote transformation in the areas detailed within the Charter. Particular focus will be placed on the development of staff and the attainment of employment equity targets as well as the development of an appropriately empowered procurement structure.

Implementation of these strategies has commenced and reasonable progress has been made in formulating policies and implementing plans to ensure compliance with the Charter targets.

As part of its employment equity initiatives the group has introduced graduate and matriculant training schemes, in addition to existing in-house training and skills upgrade programmes, with the intention of generating a pool of talent and creating opportunities for historically disadvantaged staff to realise their career goals.

Risk Finance Division
Underwriting result (Rm)


1 049
64
4
416
565
637
60
3
140
434
03
04
Underwriting surplus
Management expenses
Acquisition expenses
Claims incurred net of reinsurance

It is also particularly pleasing to report that Mutual & Federal staff continue to avail themselves of schemes to undertake study courses, especially those conducted by the Insurance Institute of South Africa. Our staff continue to excel in the related examinations, which is an indication of the success that the group achieves in developing its people.

Conclusion

I would like to thank our management and staff who have contributed so passionately to the excellent performance of the group in 2004. I would also like to thank our many loyal clients for their ongoing support and assure them of our continued commitment to outstanding service.

In conclusion I wish to extend my appreciation to the many intermediaries who continue to promote Mutual & Federal and who are key to our commitment to delivery of insurance products through the intermediary channel.

B Campbell
Managing Director

8 February 2005

"headline earnings per share increased by 67%"



Chief financial officer's report



P Bezuidenhout: Chief Financial Officer

"The final dividend of 80 cents represents an increase of 67%"

I take pleasure in presenting a financial report in respect of 2004. The year was very successful as the chairman and chief executive have indicated and it is appropriate to elaborate on a number of issues to assist in providing a greater insight into the detail of the results.

Basis of reporting

Policies

The statutory financial statements have been prepared on the basis required by South African Statements of Generally Accepted Accounting Practice.

The company conducts underwriting and investment activities and the results are set out in the income statement on page 67 of the annual report and the following policies have been adopted:

- all investment gains and losses are brought to account,
- the results attributable to preference shareholders in cell captives are included.

On this basis the headline earnings per share increased by 67%.

Supplementary income statement

The policies adopted lead to volatility and accordingly a supplementary income statement is presented on pages 55 to 56.

Headline earnings per share (cents)


284
475
278
355
120
6
03
04
1st Half
2nd Half

Operating earnings per share (cents)


308
360
119
138
68
73
173
97
03
04
LTIR shareholders funds
LTIR insurance funds
Underwriting

This removes the volatility from the results by presenting a longer-term view of the sustainable activities and makes analysis and comparison against peers or international benchmarks more meaningful.

Technical account

The technical account in the supplementary income statement reflects:

- the underwriting activities of the group, and
- the investment income earned on insurance funds and shareholders' funds.

The aggregate of these is the long-term operating income which is the basis for calculating operating earnings. The after tax composition of these earnings is reflected above.

Change in long-term investment return ("LTIR")

To remove volatility from the investment income an LTIR is calculated for the relevant category of investments using past performance, current trends and future expectations.

The rate used in 2004 was 12,5% (2003: 13,4%) and is applied to insurance and shareholders funds, smoothed over a three-year period.

Results

General insurance result – overview

A record underwriting surplus for the year under review was achieved following low levels of claims and by adhering to strict underwriting disciplines and stringent cost controls. The consolidated underwriting result for the year was a surplus of R663 million of which R54 million was attributable to preference shareholders in cell captives.

The investment income earned on insurance funds, calculated as explained above, is added to the underwriting result in determining the General Insurance Result ("GIR").

	Cell captives		M&F shareholders		Total	
	Rm	%*	Rm	%*	Rm	%*
Earned premiums	700		6 036		6 736	
Underwriting surplus	54	7,8	609	10,1	663	9,8
Attributable investment income	5	0,8	196	3,2	201	3,0
General Insurance Result	**59**	**8,4**	**805**	**13,3**	**864**	**12,8**

**As a percentage of net earned premiums*

The underwriting surplus as a ratio to earned premiums is 9,8% and compares favourably against prior year of 6,9%. Investment income earned on insurance funds of R201 million is lower than prior year (R210 million) in spite of higher insurance funds and this is due to the reduction in the LTIR referred to earlier.

Underwriting activity

The cyclical nature of the underwriting ratio for the industry over a 13-year period is reflected in the graph below and it appears that the peak of the current cycle has been reached.

Gross premium income increased by 13% to R7 360 million, significantly impacted by growth in the risk financing operations. Reinsurance premiums reduced by 24% to R669 million reflecting a growing appetite for increased risk retention and accordingly net earned premiums increased by 19% to R6 691 million.

Underwriting ratio for the industry


12,0
7,0
5,0
3,1
2,5
1,0
1,4
2,2
0,0
(0,5)
(1,3)
(1,3)
(2,3)
93 94 95 96 97 98 99 00 01 02 03 04 05
Underwriting result as a % of net premiums
Projection

Claims increased by a modest 8% to R4 197 million (2003: R3 878 million). The loss ratio (claims as a percentage of earned premiums) declined from 68% in 2003 to 62% for the 2004 financial year. The loss ratio reflects a reduction in claim numbers and a modest increase in the average cost of claims.

There was a 36% increase in acquisition expenses to R1 316 million (2003: R971 million), the result of higher commissions being paid on increased volumes of business, as well as increased commissions paid on inward reinsurance on the Risk Finance portfolio.

Management expenses increased 27% to R560 million and the ratio to net earned premiums from 7,8% to 8,3%. This is the result of recurring and non-recurring expenses related to computer systems expenditure and staff bonuses as well as higher administration costs (non-recurring) related to the Financial Advisory and Intermediaries Services ("FAIS") Act.

FAIS imposed an additional cost burden on companies operating in the financial services sector, though we expect to see long-term benefits in terms of improved levels of customer satisfaction and client retention. To ensure compliance with this legislation, the group embarked on a substantial logistical exercise to provide training, advice and registration services to our various stakeholders.

Underwriting account – results by class

The property portfolio showed an underwriting surplus of R282 million, positively impacted by the relatively low level of fire-related claims on commercial and industrial policies.

The surplus on the motor account was R139 million and, although an improvement on 2003, will require further rate adjustments to strengthen underwriting performance.

The transport and engineering portfolios showed improved results in the 2004 financial year, helped by the relatively low levels of large losses. The accident account posted a satisfactory result, and rate adjustments are being implemented where necessary to improve the underwriting result.

The improvement in the exchange rate of the Rand lowered the costs of imported motor and other parts, which helped contain cost increases related to claims.

Underwriting result by class (Rm)
(attributable to ordinary shareholders)


282
102
47
35
139
108
44
52
88
17
22
13
2004
2003
Property
Accident
Motor
Transport
Engineering
Other

Investment income

Investment income was positively impacted by a buoyant JSE. Realised and unrealised surpluses on investments increased 215% to R681 million (2003: R216 million). There was a slight reduction in dividend, interest and property income, due largely to lower interest rates in spite of higher funds on deposit.

Abnormal items

The abnormal items are analysed on page 91 and are considered to be non-recurring in nature.

Taxation

The effective tax rate of 28,4% (2003: 27,0%) has been impacted by the inclusion in the tax charge of R117 million STC on dividends, following the payment of the special dividend. The tax rate reconciliation is reflected on page 92.

Investment income


1 009
555
216
681
241
189
98
138
Investment gains
Interest

Preference shareholders

The after-tax income attributable to preference shareholders in the cell captive subsidiary is based on the GIR of R59 million earned in that subsidiary. As the income ultimately belongs to policyholders it is excluded from group earnings.

Shareholding, associates and subsidiaries

During the year Old Mutual acquired a further 37% of the issued share capital of the company that resulted in the shareholding increasing to 88%.

Although the shareholding in Credit Guarantee Insurance Corporation of Africa Limited ("CGIC") is 51%, the results are not consolidated on the basis that certain voting restrictions impacting effective control were only resolved during January 2005. Accordingly CGIC results will be consolidated in 2005.

The group operates wholly owned subsidiaries in Namibia and Botswana. The group also has an associate in Zimbabwe, the results of which are accounted for on the basis of dividends received. The branch in Malawi was sold during the year.

The group deregistered five dormant, subsidiary companies during the year.

Balance sheet

The solvency ratio (ratio of net assets to net premiums) had risen to over 62% by 30 June 2004. Accordingly, a special dividend of 350 cents per share was declared during July 2004, returning R860 million to shareholders. At year end solvency was 53% (2003: 62%) and net asset value per share was R14,47 (2003: R14,10).

Financial and regulatory

IFRS

With effect from 1 January 2005 the company will commence reporting financial results in accordance with International Financial Reporting Standards ("IFRS"). South African Statements of Generally Accepted Accounting Practice ("GAAP") are closely aligned to IFRS in many respects and the transition is therefore not expected to materially impact the results when they are reported in terms of IFRS for the first time in July 2005.

The changes which are expected to have a financial impact on Mutual & Federal are the:

- requirement to fair-value owner-occupied properties,
- cessation of amortisation of goodwill and the application of impairment in its place, and
- need to account for the cost of share-based payments.

The first phase of the IFRS statement for short-term insurers will also require companies to provide significantly greater degrees of disclosure to financial statements both with regard to the:

- amounts arising from insurance contracts, and
- amount, timing and uncertainty of future cash flows from insurance contracts.

This will be provided when the financial statements for the year ended 31 December 2005 are issued in early 2006.

The second phase of the short-term insurance statement could necessitate a substantial change to the basis on which short-term insurers present their financial statements and may require companies to fair-value all insurance liabilities – which has occasioned much controversy within the industry. Given this controversy, it is expected that it will not be applicable until approximately 2010.

Ordinary dividend per share indexed to operating earnings per share (cents)


Operating earnings per share
400
320
240
160
80
0
188
58
227
64
308
73
360
105
01 *
02
03
04
120
90
60
30
0
Ordinary dividend per share
Operating earnings per share
Ordinary dividend per share
*Indexed to 2001

Investment income in cell captives

For the first time in 2004, investment income earned on insurance funds in the cell captives are reflected in the group income statement. As this portion of the investment income is attributable to outside shareholders, the after-tax effect is shown as an appropriation to preference shareholders.

Change in accounting policy

During the period the company changed its accounting policy with regard to deferred tax on STC credits in terms of AC 501. The cumulative effect of this change amounted to R7 million and has been added to the opening balance of retained income.

Dividends

The final dividend of 80 cents represents an increase of 67% on the 48 cents paid in the prior year and brings the total dividend to 105 cents compared to 73 cents in respect of the 2003 year.

Ordinary dividends per share over three years have been indexed to operating earnings per share in 2001 in the graph above.

Outlook

Investment income on insurance funds is expected to reduce as a ratio to total GIR in the light of expected long-term low inflation and low interest rates.

Although it is expected that the underwriting cycle will soften, the group remains committed to achieving positive underwriting results. There is a likelihood that underwriting results will be less volatile and conditions remain conducive to profitability.

Synergies in the wider Old Mutual group will be pursued in an endeavour to maximise profitability through cost reductions and improved efficiencies.

"Service excellence is a vital differentiator"

Operational report

ACCOUNTABILITY | RESPECT | PUSHING BEYOND BOUNDARIES | INTEGRITY | PASSION

Commercial business

Commercial business was pleased to produce premium income of R2,8 billion in 2004 representing a 12% growth over 2003. This income constitutes 38% of the total premium income of Mutual & Federal and the strong growth in recent years follows an active focus on enhancing relationships with intermediaries, particularly those in the small to medium sector of the market.

There has been a continued growth in market share due to this focus and a continued commitment to customer service. The growth achieved was a result of premium increases which were necessary on a number of portfolios and an increase in policy numbers, which have grown at a rate of 10% per annum for the last three years. This is a key measurement in determining the real success of the division.

Commercial business produced a highly satisfactory result during 2004 following the favourable trading conditions. It is inevitable, however, that rates will soften during 2005, but the division will continue to exercise sound underwriting and rating practices. There is already evidence of competitors seeking to achieve greater market share and this inevitably leads to aggressive rate cutting and poor underwriting. Mutual & Federal will, however, maintain its strategy of good risk selection and fair premiums rather than pursuing market share at the expense of profitability. Our growth strategy of client retention and new business acquisition will therefore be focused on exemplary service levels rather than opportunistic price reductions.

A major project for 2005 will be the rollout of a new IT infrastructure involving a substantial re-engineering of business processes. The ultimate goal of this project is a paperless environment which will also lead to improved management controls and better interaction with intermediaries and clients.

Corporate business

Corporate business addresses the insurance needs of the top two hundred companies in South Africa, and counts roughly one-fifth of these companies amongst its clients. Our clients are heavily weighted towards the heavy industrial and mining sectors whilst the specialist classes of marine and engineering are also underwritten in this area.

The underwriting result was satisfactory, but it must be borne in mind that underwriting returns in the corporate insurance market tend to be volatile. This is largely due to the small policy base and the relatively large size of individual risks. There is accordingly a lack of critical mass in the market in general.

During 2004, there was a trend towards reduced premium rates. The peak of the underwriting cycle appeared to be reached towards the second half of the year and the market saw softer rates with competitors bidding for increased market share. Management's response to the ongoing softening in the underwriting cycle is to maintain a conservative and disciplined underwriting stance and to focus on quality business. We remain confident of maintaining a positive underwriting result in the year ahead. We would note, however, that weather and fire related claims have been abnormally low over the last two years and the profit achieved in 2004 is unlikely to be repeated in 2005.

Conditions remain competitive in the marine insurance market due to oversupply of capacity. The engineering sector performed very well in providing its best result in more than 10 years. This was due to the lower incidence of high value type claims.

Risk finance

Mutual & Federal provides facilities to clients allowing them to carry some of their own risk and effectively operate as autonomous insurance entities. This is done through what are often referred to as "rent-a-captive" and "cell captive" arrangements.

Net premiums written under these two facilities increased by 87% to just over R1,0 billion and followed the acquisition of new accounts and organic growth in the portfolio. The majority of the new accounts are in respect of furniture retail business and the organic growth was substantially impacted by the exceptional increase in consumer retail spending which resulted from the upturn in the South African economy.

An underwriting profit of R64 million was made by the division of which R54 million was attributable to preference shareholders who own cells.

During 2004 IFRS 4, the international accounting practice statement on insurance was released. This statement provides clarity in regard to risk transfer requirements in respect of captive insurance contracts. Mutual & Federal is working together with its clients to provide long-term viable risk financing solutions that comply with the new accounting standard and that provide cost effective premiums. It is expected that the growth in premium experienced in 2004 will to some extent be tempered in 2005 by the effects of IFRS 4 and the downturn in the insurance cycle, as certain traditional captive programmes may be more effectively written into conventional insurance products.

Personal non-schemes business

The personal non-schemes portfolio consists of two major product groupings being Allsure and Houseowners insurance.

Allsure is the group's in-house branded product providing comprehensive personal insurance to the personal insurance market. This premium product has been positioned at the upper end of the personal insurance market and is characterised by an extremely wide range of cover and exceptional levels of flexibility and client service. 2004 was another excellent year for Allsure, and premium income grew by 21%. This growth was achieved through rate increases and a 5% growth in client numbers.

A further improvement to the product was launched towards the end of the financial year, with the implementation of a new product rating system. This system allows for a more "lifestyle" related approach to policy rating, allowing Allsure policies to be priced more accurately taking into account the lifestyle of the policyholder and the associated level of risk. This new system will also pave the way for the introduction of a wider range of niche products.

Another highlight of the year was the substantial strengthening of the highly skilled actuarial team within the division, resulting in a further improvement in underwriting methodologies.

To supplement the product offering of the division and to make insurance available to a broader range of the community, plans are in place for the rollout of a new range of products targeting the lower income market. These products will offer limited insurance cover at affordable prices and will appeal to many households which had previously not been in a position to enjoy such protection.

The second section of the portfolio comprises the houseowners' section which provides comprehensive insurance policies on properties. This section achieved premium growth of 14% and generated a satisfactory underwriting return despite substantial storm-related losses in the last quarter of the year. Policy sales were boosted by the residential housing boom, and this trend is expected to continue to benefit from the stimulatory effects of low interest rates.

Personal group schemes business

The group schemes portfolio comprises a range of intermediary branded products available to groups of individuals. These group schemes each generate annual premium income of between R5 million and R250 million, and are typically offered to their clients by affinity groups, banks and brokers. Premium income for the year grew by 7%, in a highly competitive market building on the continuing positive growth trend of 2003. This growth was achieved despite the cancellation of certain poorly performing schemes.

Underwriting results continued to improve as a result of more accurate rate setting and better selection criteria and the success of this portfolio is built around strong intermediary relationships.

Stringent management control over underwriting standards and continuous attention to pricing and operating expenses remain the focus of management in their strategy to sustain profitability.

Claims

Mutual & Federal processed approximately 420 000 claims during the year, representing a total payment of R4,2 billion, approximately half of which is motor-related. There was a reduction in the ratio of claims as a percentage of premiums (excluding preference shareholders) from 65% to 58% as a result of the favourable trading conditions as well as a number of initiatives undertaken by the company that are aimed at containing claims costs. These are detailed below and will continue to have a favourable impact on the control of claims costs.

The most important of these initiatives was the Vehicle Accident Management Process ("VAMP") project. This entailed signing service level agreements ("SLAs") with some 390 tow-truck operators and 790 panelbeaters throughout the country in July 2004. These SLAs establish quality and cost parameters that will restrict claims costs and assist in delivering improved levels of service. SLAs have also been signed with all the company's other major motor and non-motor suppliers of goods and services, in order to continue to improve levels of service.

Sophisticated software and fraud detection measurements are also in place to improve the company's ability to proactively detect fraudulent claims and during the year the payment of fraudulent claims in excess of R100 million was prevented.

The decentralised structure of the claims operation provides a key competitive advantage to the organisation as it expedites claims payouts and builds stronger relationships at local levels. The claims division employs some 900 staff members in more than 50 branches and local offices throughout the country. The company also benefits from the presence of in-house specialist expertise in areas such as motor and non-motor claims assessment, procurement, legal advice and specialist fraud investigation.

In terms of the Financial Services Sector Charter on Black Economic Empowerment ("BEE"), the procurement policies of companies are required to start reflecting the demographic composition of the country. In terms of this charter insurance companies will be obliged to source 50% of their procurement needs from black-owned companies by 2008 and 70% by 2014. The challenge for insurers is accordingly to integrate BEE suppliers into the formal sector and familiarise them with the quality standards and business processes of insurance companies. Mutual & Federal is working closely with industry associations in setting benchmarks for quality standards and familiarising BEE firms with the business process. Significant progress has already been made by Mutual & Federal in identifying BEE suppliers and familiarising them with the company's business processes and quality standards.

Management believes that service excellence is a vital differentiator between Mutual & Federal and its competitors. A key objective for 2005 is therefore the continued roll-out to branches and local offices of a new claims workflow system that will allow claims to be processed and settled in a paperless environment, resulting in faster turnaround times and improved service levels.

Services

This division provides administrative, IT and accounting support to the group. A major initiative is currently underway to upgrade the group IT systems at a cost of R150 million over two years. Roughly half of this investment is earmarked for business re-engineering, with the ultimate aim of migrating the group towards a paperless environment. We expect to recoup this investment over time through improved business efficiencies, elevated service levels and enhanced client retention.

A second element of the IT upgrade involves the implementation of a data warehouse supported by cutting edge business intelligence systems that will give us new insights into customer behaviour, claims patterns and other aspects of our business. This will yield important benefits, such as improved actuarial ratings on policies written, and this in turn will strengthen the group underwriting disciplines.

The finance unit falling within the Services division is tasked with providing prompt, meaningful and accurate information to the group to facilitate effective decision-making. It furnishes the various operations with historical performance reviews as well as forward financial planning, credit control and costing input. The IT upgrade currently underway will allow the finance unit to provide improved financial analysis and more pro-active forward planning. Improved credit control has reduced debtor days outstanding to 69 from the previous year's 73, and further improvements are anticipated in the coming year.

The finance unit is also responsible for managing the group's R4,5 billion investment portfolio, with advice from Old Mutual Asset Managers. The portfolio is predominantly invested in blue chip stocks, with a cash float sufficient to meet projected liabilities.

The Forensic Auditing unit located within the Services division has had considerable success in reducing fraud over the last year. Several new staff have joined the unit, which now boasts a formidable and experienced team of investigators and forensic auditors. Several cases of insurance fraud were successfully prosecuted during the year, and a much improved fraud detection rate sends a powerful message of deterrence to fraudsters.

Branch organisation

ACCOUNTABILITY RESPECT PUSHING BEYOND BOUNDARIES INTEGRITY PASSION

CITIES

A Windhoek
B Cape Town
C Paarl
D Port Elizabeth
E East London
F Durban
G Pinetown
H Pietermaritzburg
I Bloemfontein
J Kimberley
K Johannesburg/Randburg
L Benoni
M Roodepoort
N Pretoria
O Rustenburg
P Polokwane
Q Gaborone
R Harare
S Klerksdorp
T Nelspruit


Zimbabwe
R
Namibia
Botswana
A
Q
South Africa

Board of directors

ACCOUNTABILITY RESPECT PUSHING BEYOND BOUNDARIES INTEGRITY PASSION



Ken Saggers
Bruce Campbell
Mike Levett
(from right to left)



Bob Head
Mick Hyatt
Philani Jones Vilakazi
Len Konar
Rick Menell
(from right to left)



Lot Ndlovu
Julian Roberts
Eddie Theron
Robbie Williams
(from right to left)

Executive management

ACCOUNTABILITY RESPECT PUSHING BEYOND BOUNDARIES INTEGRITY PASSION



Cornel Fourie

Group Human Resources



Chris Grieve
Steve Legge
Merrick Oeschger
(from right to left)

Commercial Division



Ian Jurgensen
Bradley Kuhn
(from right to left)

Business Support Division



Howard Cohen
Mariette Hendriks
Keith Kennedy
(from right to left)

Claims Division



Jonathan Golding

Chief Information Officer



Henry Appleby
Brian Johnson
Jono Soames
(from right to left)

Personal Division



Pieter Bezuidenhout
Chris Kemp
Gary Benton
Brian Laird-Smith
(from right to left)

Services Division

Directorate and executive team

BOARD OF DIRECTORS

Chairman

K T M Saggers (68)[1 3]

Is non-executive Chairman, having previously held the role of Managing Director from 1987 until 1998. He is currently Chairman of Credit Guarantee Insurance Corporation of Africa Limited. He is also a director of Mutual & Federal Insurance Company of Namibia Limited.

Executive

B Campbell (54)

B.A., M.B.L., F.C.I.I., joined the short-term insurance industry through Royal Insurance Company in 1972 shortly before it merged with Mutual & Federal. He was appointed Managing Director of Mutual & Federal on 1 July 1998. He serves as director on the boards of the South African Insurance Association ("SAIA") as well as RM Company (Private) Limited, incorporated in Zimbabwe, Mutual & Federal Risk Financing and Mutual & Federal Insurance Company of Namibia.

Non-executive

M J Levett (65)

B.Com., D.Econ. Sc.(h.c.), F.I.A., F.F.A., F.A.S.S.A., is deputy Chairman, having previously held the role of Chief Executive Officer from 1980 to 1985. He is a non-executive director of Barloworld Limited, Central Africa Building Society, SABMiller plc, Old Mutual plc, Old Mutual South Africa Trust plc and Nedcor Limited.

R M Head (46)*[1 2]

MA(Oxon), A.C.A., A.C.I.I., F.I.C.B., joined as a non-executive director of the company in September 2004. He is Group Strategy and Human Resource Director of Old Mutual plc. He is also a non-executive director of Nedcor Limited. He was formerly Chief Executive Officer of Smile plc and a director of Egg plc.

A M Hyatt (67)[3]

B.A., F.I.V. (S.A.), has been a non-executive director since 1996. He is currently executive director of Marriott Holdings Limited Group and serves on the Board of Marriott Holdings Limited and its subsidiaries. He is currently also Chairman of the Mangosutho Technikon Foundation and was a past Chairman of the KwaZulu Natal Conservation Trust.

P D Jones Vilakazi (Mrs) (55)**[3]

B.A., M.Ed., was appointed as a non-executive director in 2003. She is presently General Manager of Exegesis Consulting. She was President and Executive Director of Madison Park Development Corporation in Boston. She was appointed as Special Assistant to the Chief Executive Office for Administration Finance in the Commonwealth of Massachusetts, and as Director of Public Affairs for the Greater Boston Chamber of Commerce.

D Konar (51)[2 3]

B.Com., H.Dip. Acc., MAS Cert Tax Law, D.Com., C.A.(S.A.), was appointed as a non-executive director in 2003. He is Patron of the Institute of Internal Auditors South Africa, and a member of the King Committee on Corporate Governance, the Securities Regulation Panel, the Corporate Governance Forum and the Institute of Directors. He is also Chairperson of the Ministerial Panel for the review of the regulation of accountants and auditors. He is a non-executive Director of Old Mutual SA, the SA Reserve Bank, JD Group, SAPPI, Kumba Resources and Steinhoff International Holdings.

R P Menell (49)[1 3]

B.A. (Hons.), M.A., M.Sc., joined the company in 1996 as a non-executive director. He is currently Chairman of Anglovaal Mining Limited and Avgold Limited and Deputy Chairman of Assmang Limited. He serves on a number of other boards as non-executive director including Standard Bank Group, Telkom SA Limited and the National Business Trust and is Chairman of the parastatal South African Tourism Board.

M L Ndlovu (53)

Dip. L.R., M.A.P., E.D.P., A.M.P. (Harvard), D. Tech. (h.c)., joined the company as a non-executive director in 2004. He is a director of Nedcor and Chief Executive Officer of Peoples Bank Limited. He is a non-executive chairman of Lafarge South Africa (Proprietary) Limited, the Community Growth Management Company Limited and the Environmental & Infrastructure Development Trust. He is the Patron of Midrand Graduate Institute and The Milpark Business School and deputy Chairman of the Council of the Technikon Witwatersrand. He is a non-executive director of Nampak Limited and the South African National Roads Agency.

J V F Roberts (47)*

B.A., F.C.A., M.C.T., has been a non-executive director of the company since August 2000. He is Group Finance Director of Old Mutual plc. He is also a non-executive director of Nedcor Limited. He was formerly Group Finance Director of Sun Life & Provincial Holdings plc, he was a director and Chief Financial Officer of Aon UK Holdings Limited.

E P Theron (63)[2 3]

B.Com., LL.B., has been a non-executive director of the company since 1996. He was formerly Group Chief Executive of Standard Bank Group Limited and currently also holds non-executive directorships on the boards of Barloworld Limited and Pretoria Portland Cement Company Limited.

R A Williams (64)[1 2 3]

B.A., LL.B., has been a non-executive director of the company since 1995. He is currently Chairman of Tiger Brands Limited and Illovo Sugar Limited. He also serves on the board of First Rand Limited and Oceana Group Limited. He was previously Chief Executive Officer of Tiger Oats Limited and then appointed as Chairman. He was also Chairman of CG Smith Foods Limited and was appointed to the board of Barlow Rand Limited.

Legend:

* *British*

** *American*

[1] *Member of the Remuneration and Nomination Committee*

[2] *Member of the Audit, Risk and Compliance Committee*

[3] *Independent director*

EXECUTIVE

Managing Director

B Campbell (54)

B.A., M.B.L., F.C.I.I., joined the short-term insurance industry through Royal Insurance Company in 1972 shortly before it merged with Mutual & Federal. He was appointed Managing Director of Mutual & Federal on 1 July 1998. He serves as director on the boards of the South African Insurance Association as well as RM Insurance Company (Private) Limited, incorporated in Zimbabwe, Mutual & Federal Risk Financing and Mutual & Federal Insurance Company of Namibia.

Executive General Managers

H J C Appleby (56)

F.C.I.I., became Executive General Manager, Personal Group Schemes in 2000 and Executive General Manager Personal Business in March 2005. He joined the short-term insurance industry through the Royal Insurance Company in 1968, and filled various posts within the group, including Regional Manager, Kimberley and Regional Manager, Benoni. He was promoted to Assistant General Manager, Commercial Business in 1997. He is currently an alternate director on the board of Mutual & Federal, Namibia.

P Bezuidenhout (44)

H.C.I.L., C.I.S.A., B.Compt. (Hons.), C.A.(S.A.), joined Mutual & Federal in October 1999. As Executive General Manager: Services, he assumes responsibility for Financial Services, Secretarial Services, Compliance and Risk Finance. He serves as director on the board of Credit Guarantee Insurance Corporation of Africa Limited.

I Jurgensen (55)

F.C.I.I., was appointed to General Management in 1997. He has been with the company since 1968 when he joined London and Lancashire. He was appointed Executive General Manager in March 2005 and is responsible for the Business Support area. He is currently Chairman of the SAIA Insurance Data Sharing committee and sits on the South African Insurance Institute Membership committee.

K N Kennedy (53)

F.C.I.S., F.C.M.A., A.C.I.I., joined Mutual & Federal in June 2000 to head up the Commercial Business Division. In 2002 he was appointed Executive General Manager Claims. He has more than 20 years' experience in the short-term insurance industry and serves on the board of Nedinsurance Company Limited.

M W Oeschger (39)

Became Executive General Manager, Commercial in 2002. He serves as Chairman of the board of Mutual & Federal Insurance Company of Botswana Limited and is a director of Sentrasure Insurance Company Limited and Credit Guarantee Insurance Corporation of Africa Limited.

General Managers

G M Benton (53)

B.A. Hons., C.A.(S.A.), F.C.A. (U.K.). Joined Mutual & Federal in November 2000 as Group Secretary. He has responsibility for all secretarial, administration and governance functions within the group.

H T Cohen (53)

B.A., LL.B., became General Manager: Claims in 1998. He joined Mutual & Federal in the legal department in 1980 having previously worked for the Department of Justice.

C Fourie (43)

B.A (Hons.), A.E.P. (Unisa), joined Mutual and Federal in February 2005 as General Manager Human Resources from Nedbank, where he held the position of Head: Specialised Solutions.

J A Golding (54)

M.C.S.S.A., was appointed Chief Information Officer in December 2004. He joined Old Mutual's IT department in 1969 and transferred to Mutual & Federal in 1990 as IT Manager. He was appointed to the Executive in 1997 and spent two years as General Manager Personal Business immediately prior to being appointed CIO.

C G Grieve (44)

Joined Mutual & Federal in 1980 and was promoted in November 2000 to General Manager Personal Lines and subsequently moved to Corporate Business in April 2002. He is currently responsible for all Commercial Business National Brokers and Reinsurance. He served as a director of The Fire Protection Association of Southern Africa for the last three years.

M Hendriks (Ms) (46)

B.A., M.B.L., A.C.I.I., was appointed General Manager Claims in 2000. She joined Mutual & Federal in 1983, and serves on the board of the Ombudsman for Short-term Insurance.

B D Johnson (45)

F.I.I.S.A., appointed General Manager Personal in March 2005 and is responsible for Personal Group Schemes. He joined Mutual & Federal in 1983 and has served as a Regional Manager since 1997 in various operations in South Africa.

C P Kemp (52)

B.Com., C.A.(S.A.), F.I.R.M.S.A., A.I.I.S.A., joined the company as a General Manager in January 1998. He is responsible for risk financing and internal audit. He is the Chairperson of the Insurance Sectoral Training Authority and The Intermediaries Guarantee Facility Limited. He has specialised in insurance industry accounting and risk financing insurance since 1979, firstly as an auditor and subsequently in the industry itself.

B J Kuhn (43)

Was appointed to the position of General Manager Commercial in 2002 and was appointed General Manager Business Support in March 2005. He started his insurance career with Commercial Union Insurance in 1983 and joined Mutual & Federal at the merger of CGU and Mutual & Federal in 2000.

B R Laird-Smith (51)

B.Com., C.A.(S.A.), has been General Manager Finance since 1995 having previously held the role of Group Financial Manager from 1989. Prior to joining Mutual & Federal he spent 13 years with KPMG and presently sits on the board of City Deep Salvage Company.

S Legge (49)

F.I.I.S.A., F.C.I.I., was appointed General Manager Commercial Business, Independent Brokers in March 2005. He joined Royal Insurance U.K. in 1973 and was seconded to Mutual & Federal South Africa from 1984 to 1988 and joined the permanent staff of Mutual & Federal in 1989.

J C Soames (43)

Appointed General Manager Personal in March 2005 and is responsible for the Allsure and House-owners portfolios in southern Africa. He was previously General Manager Personal Group Schemes from 2000. He joined Mutual & Federal

"Committed to fair dealing, integrity, openness and accountability"



Corporate governance

Mutual & Federal is committed to achieving high standards of corporate governance and internal control as well as to fair dealing, integrity, openness and accountability to all stakeholders. Directors and employees are expected to conduct themselves and the business in a manner which reflects this long-term commitment to ethical behaviour.

Compliance with King Report on Corporate Governance (King II Report)

The company endorses the Code of Corporate Practices and Conduct contained in the King II Report ("the Code") and has a number of mechanisms in place to monitor conduct and ensure compliance. The company complies in all material respects with the provisions of the Code.

A summary of current compliance with the Code is as follows:

Board of directors and board committees

The company has a unitary board structure, which comprises one executive director, four connected non-executive directors and seven independent non-executive directors. The positions of Chairman and Chief executive are separate. The Chairman of the board is an independent non-executive director.

Non-executive directors complement the skills and experience of the executive director contributing to the formulation of policy and decision making through their knowledge and experience.

An induction process for newly appointed directors has been introduced to apprise them, where required, of their fiduciary duties and to acquaint them with the operations of the company.

Details of the directors appear on pages 34 to 35.

The board has adopted formal written terms of reference, which determine the responsibilities, and authority of the board and its committees. These terms of reference have been drafted in compliance with best practice and the Code.

The main functions of the board are:

- determining the overall strategy and objectives for the company,
- formulating company policies,
- monitoring and evaluating the performance of the company,

- rating the performance of the directors and executive management of the company,
- establishing and ensuring that the company complies with appropriate corporate governance principles,
- assessing and monitoring the risk profile of the company, and
- performing succession planning.

The board meets four times per annum plus additionally as required to deal with any specific matters requiring board attention. It is responsible for the strategic direction of the company, the monitoring of operational performance and decision making on major issues.

The board and its committees are supplied full and timely information by management to enable them to discharge their duties. A Company Secretary is in place to provide information, services and advice to all members of the board. They may also seek independent professional advice on the affairs of the company, should this be considered appropriate.

All directors are subject to retirement and re-election by the shareholders every three years. Details of directors who are available for election or re-election to the board at the next annual general meeting are included on page 64.

The board has established a number of standing committees. These committees operate with written terms of reference and comprise non-executive directors.

Remuneration and Nomination Committee

The Remuneration and Nomination Committee comprises four non-executive directors, three of whom are independent non-executive directors, and determines the terms of employment and remuneration of company executives and approves overall remuneration levels of other grades of staff. In addition it is responsible for making recommendations to the board on the appointment of directors and the structure of the board. The committee is chaired by Mr Saggers and met four times in 2004.

Audit, Risk and Compliance Committee

The Audit, Risk and Compliance Committee, which met twice during the year, comprises four non-executive directors, three of whom are independent directors, and is chaired by Dr Konar. The role of the Audit, Risk and Compliance Committee is to assist the board by performing an objective and independent review of the functioning of the finance, risk and accounting mechanisms. This is achieved through close co-operation and communication with management and the internal and external auditors, who have unrestricted access to members of this committee.

The Group Risk Management committee is chaired by Mr Campbell. It reports to the Audit, Risk and Compliance Committee and comprises three members of executive management. It reviews risk management and compliance procedures throughout the group to ensure that appropriate controls are in place to address those risks.

Accountability and audit

Internal control environment

The board has overall responsibility for the system of internal control of the group and for reviewing its effectiveness. The role of executive management is to implement board policies on risk and control.

The internal control structures of the group are designed to provide reasonable, but not absolute, assurance as to the integrity and reliability of the annual financial statements, that assets are adequately safeguarded against material loss and that transactions are properly authorised and recorded. Such controls are based on established written policies and procedures, which are monitored and applied by skilled personnel with an appropriate segregation of duties through clearly defined lines of accountability and delegation of authority. Nothing has come to the attention of the directors to indicate that any material breakdown of the key internal controls and systems occurred during the period under review.

Internal audit

The group's internal audit department carries out regular risk focused reviews of the system of internal control. It operates independently of executive management, reporting to the General Manager responsible for internal audit on a functional basis. Internal audit has unrestricted access to the Audit, Risk and Compliance committee and the board of directors. An internal audit charter, reviewed and approved by the Audit, Risk and Compliance committee, governs internal audit activity within the company and this activity is conducted in accordance with an annual audit plan. Progress against the audit plan is reported to the Audit, Risk and Compliance Committee.

Risk management

Risk management is a board responsibility and the objective is to identify, assess, manage and monitor the risks to which the business is exposed. A comprehensive risk management profile has been developed for the group and specific responsibility for the management of these risks has been assigned to executive management. Risk profiles are reviewed on a bi-annual basis. Operational and financial risks are managed through detailed systems of operating and financial controls. The development of disaster recovery and business continuity plans to ensure the provision of ongoing information technology services and other essential facilities in the event of a disaster, continues on an on-going basis.

Reinsurance

Reinsurance plays an extremely important role in the management of risk and exposure at Mutual & Federal. The group makes use of a combination of proportional and non-proportional reinsurance to limit the impact of both individual and event losses on the balance sheet of the company and to build up capacity. Involvement in any property catastrophe loss is limited to R69 million for any one event. The amount of catastrophe cover purchased is based on estimated maximum loss scenarios and is in keeping with accepted market norms.

Code of ethics

The group has a formal code of ethics that has been approved and adopted by the board of directors. Employees of the group are issued a copy of the code and are required to signify their acceptance of the code provisions. The code is consistent with the principles of integrity, honesty, ethical behaviour and compliance with all laws and regulations. All employees are also required to adhere to the provisions of the group's internet, intranet and electronic mail policies.

A summary of the group's code of ethics is presented on pages 46 to 47 of this report.

Financial statements

Management of the company is responsible for the preparation of annual financial statements and related financial information in a manner that is accurate and fairly presents the performance and financial position of the company. Financial statements are prepared in accordance with South African statements of Generally Accepted Accounting Practice based on appropriate accounting policies, and any changes to these policies are fully disclosed. The statements are supported by reasonable and prudent judgements and estimates that not only provide insight into performance over the past year, but also give an indication of company expectations for the year ahead.

Going concern

The directors have no reason to believe that the operations of the group will not continue as a going concern in the year ahead.

Stakeholder involvement

Investor relations

The company is committed to a process of continuing communication with its stakeholders. Following results declarations and major corporate actions the company makes appropriate contact with investors and intermediaries.

HIV/AIDS awareness programme

An awareness and prevention programme has been established for employees of the group.

HIV/AIDS does not have a substantial impact on the operations of the group, and we do not expect this to change significantly. The group nevertheless takes the threat of illness very seriously and addresses its potential impact on the welfare of its staff through its awareness and prevention programme, with counselling for those affected.

Closed period of trading

During periods of corporate action, which could result in the availability of information of a price sensitive nature, the company imposes on management and directors, a closed period for trading in its shares. This also applies for an appropriate period in advance of the publication of its interim and final results.

This closed period extends from the close of the financial period to the date of publication of the results.

Black Economic Empowerment

Mutual & Federal is a signatory to the Financial Sector Charter on Black Economic Empowerment, and was actively involved in its drafting. Targets set by the Charter became effective on 1 January 2004 and the company is fully conversant with the criteria and the targets and is committed to their attainment.

The Charter covers every aspect of the business and subjects participating companies to annual audit by the Charter Council, which is representative of a broad range of stakeholders including Government and the Congress of South African Trade Unions.

The company is rapidly implementing policies to meet these objectives and the following issues are being addressed:

- control,
- ownership,
- human resource development and employment equity,
- procurement and enterprise development,
- empowerment financing, and
- social responsibility investment.

Progress in each area is as follows:

Control

Control as defined by the charter falls into the categories of board membership and executive management.

The target is to achieve 33% black membership of the board by 2008. Currently the Mutual & Federal board comprises 12 members of whom 25% are black.

The target for executive management is 25% by 2008. A detailed employment equity plan is being introduced to achieve this target.

Ownership

The group remains committed to the requirement of 25% black ownership by 2010.

Human resource development and employment equity

Mutual & Federal is on course to attain its targets for designated employees by 2005 in terms of the Employment Equity Act.

The Financial Sector Charter imposes more stringent requirements on transformation within the managerial component of the workforce and the employment equity plan of the company has been revised to ensure the attainment of these targets.

Learnership programmes to give an insight into the insurance industry for matriculants, a graduate training programme, and a variety of in-house and external training initiatives for existing staff have been introduced.

Procurement and enterprise development

Procurement within the short-term insurance industry includes substantial expenditure on claims, excluding cash settlements.

The existing supplier base has been analysed and new BEE accredited sources of supply investigated.

The attainment of procurement targets of 50% by 2008 and 70% by 2014 is subject to the implementation of charters in the industries detailed in the Charter. The position is due to be reviewed in 2005 and, depending on the success of these industries to introduce charters, the targets will be amended as appropriate.

As an alternative, in the event that charters are not introduced or are delayed in the selected industries, Mutual & Federal has committed itself to attain 30% BEE accredited procurement spend by 2008 and 50% by 2014.

The current levels attained are 19% in the area of MRO (maintenance, repairs and operating costs) and 7% in claims purchases. Target attainment is monitored on a monthly basis.

Empowerment financing

Although the nature of the short-term industry does not lend itself to the accumulation of funding for infrastructural and empowerment financing, the Charter does commit the industry to make a contribution. Industry task groups have been formed to develop plans for empowerment financing as a whole and Mutual & Federal is contributing to those discussions.

Social responsibility investment ("SRI")

The Charter requires participating companies to contribute 0,5% of post tax profit to SRI ventures. Plans are in hand to ensure that this is achieved.

Conclusion

Mutual & Federal is fully committed to the attainment of the targets set by the Financial Sector Charter and has implemented appropriate structures and plans to ensure that it becomes a significant contribution to Black Economic Empowerment.

Financial Services Sector Charter Employment Equity Statistics*

	Other staff			Junior management			Middle management			Senior management			Executive			Totals		
			Target			Target			Target			Target			Target			Target
Category	**2003**	**2004**	**2008**	**2003**	**2004**	**2008**	**2003**	**2004**	**2008**	**2003**	**2004**	**2008**	**2003**	**2004**	**2008**	**2003**	**2004**	**2008**
Asian females	146	**154**	135	9	**12**	14	2	**3**	7	–	**–**	–	–	**–**	–	157	**169**	156
Black females	220	**237**	380	4	**6**	37	1	**1**	20	1	**1**	4	–	**1**	1	226	**246**	442
Coloured females	185	**230**	218	11	**12**	16	1	**2**	5	–	**–**	1	–	**–**	–	197	**244**	240
White females	923	**830**	606	157	**158**	114	63	**65**	54	8	**10**	12	1	**1**	1	1 152	**1 064**	787
Asian males	82	**80**	87	19	**19**	22	3	**5**	7	–	**1**	2	–	**–**	–	104	**105**	118
Black males	214	**221**	417	9	**13**	51	1	**2**	24	–	**1**	6	1	**–**	4	225	**237**	502
Coloured males	112	**148**	163	3	**3**	15	9	**10**	6	1	**–**	2	–	**–**	–	125	**161**	186
White males	259	**228**	117	117	**119**	75	108	**102**	64	50	**49**	35	18	**17**	12	552	**515**	303
Total	2 141	**2 128**	2 123	329	**342**	344	188	**190**	187	60	**62**	62	20	**19**	18	2 738	**2 741**	2 734

**South Africa only*

"The group's reputation is one of its most important assets"

Code of ethics

ACCOUNTABILITY | RESPECT | PUSHING BEYOND BOUNDARIES | INTEGRITY | PASSION

Preamble

The group maintains the highest ethical standards in carrying out its business activities. The group's reputation is one of its most important assets.

Maintaining trust and confidence of all those whom the group deals with is accordingly one of its most vital responsibilities, and in all of the group's operations its set of core values must be used to guide and direct the way the group does business.

The Mutual & Federal group recognises its obligation to those with whom it has dealings and applies the following principles and guidelines:

Customers, suppliers and intermediaries:

- integrity in all dealings,
- avoidance of untruths, concealment and overstatement in all publications and advertising, and
- absolute confidentiality of information received.

Shareholders and other investors:

- protection of the interests of all shareholders,
- accounting statements true and timely,
- aim to generate an attractive long-term return to investors, and
- communicate business policies, achievements and prospects honestly.

Employees:

- respect for the dignity of the individual,
- recruit and promote employees on the basis of their suitability for the job with no discrimination,
- provision of a healthy and safe work environment,
- recognition of the efforts of an individual,
- encouragement and assistance for employees to develop relevant skills and competencies, and

Government and the local community:

- serving the community by providing services efficiently and profitably and by providing good employment opportunities and conditions,
- supporting the communities in which the group operates, with charitable donations as well as educational and cultural contributions,
- conservation of the environment and responsible use of finite resources, and
- meeting tax obligations.

Competitors:

- no unfair damage to the reputation of competitors,
- no attempt to acquire information regarding a competitor's business by disreputable means, and
- no engagement in unrestrictive trade practices or abuse of any position of market dominance.

Scope

Strict adherence to the provisions of this code is a condition of employment within the group. The group Company Secretary is responsible for initiating and supervising the investigation of all reports of breaches of this code and ensuring that appropriate disciplinary action is taken when required.

The group aims to create the climate and opportunity for its employees to voice concerns about behaviours or decisions that they perceive to be unethical.

"Mutual & Federal is committed to making a difference"



Corporate social investment

The corporate social investment ("CSI") policy of Mutual & Federal is to support community-based projects that contribute towards the creation of a stable and prosperous society. CSI is directed towards projects of a non-profit nature without regard to race, gender, disability, religion, ethnicity, age or sexual orientation.

The CSI programme supports some 25 organisations in the following areas:

- Education
- Health and welfare
- Road traffic safety
- Crime prevention
- Conservation & environment

Funds are allocated to each of these categories for the specific projects the company supports.

Mutual & Federal supports projects that create conditions of social stability, improvements in quality of life and economic prosperity. Each of these has been identified as a national priority by the South African government.

The company's CSI programme benefits thousands of disadvantaged South Africans, including homeless children, youth involved with crime, unemployed rural women and men, AIDS orphans, prisoners, those who travel on national roads, sea rescue crews and victims and people involved in conservation and conservation education.

The CSI strategy involves the funding of a limited number of well-established organisations, with suitable grants that will offer measurable support. Projects are generally supported for a period of years in order to establish longstanding relationships and achieve meaningful results. This strategy has proved to be more effective than the funding of many different projects with small donations that offer limited results.

Education

Mutual & Federal supports the following education initiatives:

- Thusenang Training & Development
- Rally to Read
- Read Educational Trust
- Southern Cross Schools
- Inseta Awards

The Thusenang Training & Development Project, which has been supported since 1996, was established in 1982 in Bothaville in the Free State as a community project to address the plight of illiterate and unemployed rural women. It strives to help people help themselves through basic courses such as knitting, needlework, embroidery, cooking and nutrition. It also offers advanced courses such as business skills, life guidance and AIDS guidance and supports this with job creation projects, including bakeries, vegetable gardens and sewing groups. Today Thusenang is an accredited (by the Services Seta) non-profit organisation, rated amongst others like CANSA & Education Africa.

Health and Welfare

The projects and organisations involved in Health and Welfare initiatives that are supported are:

- Orientation & Mobility School
- Cluny Farm
- Tikkun Food Gardens
- Cheshire Homes
- Cotlands
- JAFTA
- AIDS Foundation
- National Sea Rescue Institute
- Meals on Wheels
- Nelson Mandela Children's Fund
- SOS Children's Villages (support for a home at SOS Children's Village in Pietermaritzburg)

Since 1974 the Orientation & Mobility School has functioned as the training centre for the SA Guide Dogs Association, where guide dogs are bred and trained for Visually Impaired People. The school also trains people as guides who visit rural areas to teach blind people orientation and mobility skills. These skills allow people to be active in their communities and to take part in religious, social and cultural activities. It offers a better chance of maintaining a productive role in society as an employer, employee or volunteer. Mutual & Federal funds the training of these guides who in turn offer blind people the opportunity to lead fuller lives.

Road Traffic Safety

The company supports the Drive Alive Trust, which promotes safe and responsible driving on our roads. The Drive Alive's road safety awareness campaigns, which are particularly visible during holiday seasons, have resulted in a steady reduction in road accident and fatality rates in recent years. Stricter enforcement of traffic regulations by traffic police around the country, in coordination with Drive Alive, has also contributed to the improvement. Drive Alive is engaged in ongoing discussions with government to address unsafe driving conditions such as unroadworthy taxis and pedestrian visibility.

Crime Prevention

Crime prevention organisations supported include the National Institute for Crime Prevention and the Reintegration of Offenders ("Nicro") and Business Against Crime ("BAC").

Nicro helps young offenders and communities rise above the effects of crime. Nicro's Diversion Programme diverts youth in conflict with the law from the criminal justice system and courses such as Drug Abuse Prevention, Anger

Management, Parenting Skills and Life Skills offer guidance in problem areas the family and community may face. In 2004 Mutual & Federal supported more than 100 young offenders who completed the Journey Programme. This programme helps offenders become constructive members of society by creating an awareness of personal and societal consequences of crime, and is based on a life skills educational model.

Conservation and Environment

Conservation and environmental organisations supported include:

- World Wildlife Fund
- SA Conservation Education Trust
- Animals in Distress
- SPCA
- Endangered Wildlife Fund
- KZN Wildlife

These organisations, through their educational and other programmes, contribute greatly to the protection of the natural heritage of the country and the preservation of this valuable resource.

The SA Conservation Education Trust generates income to provide funding for education and training in nature conservation management at the South African Wildlife College, or other institutions with similar objectives. The College trains as many as 250 students a year, with the support of Mutual & Federal, and aims to provide managers of natural resources and wildlife populations to ensure sustainability of the whole region.

Mutual & Federal is committed to making a difference where it is able and the CSI partners are regularly reviewed in order to address changing needs and new challenges.

Financial review

	2004 Rm	2003 Rm	2002 Rm	2001 Rm	2000 Rm	1999 Rm
BALANCE SHEETS						
ASSETS						
Property and equipment	**177**	159	157	153	138	117
Intangible assets	**52**	37	–	–	–	–
Investments	**4 058**	3 819	2 417	3 515	4 045	3 442
Interest in associated companies	**213**	190	96	101	125	97
Goodwill	**121**	142	163	179	143	–
Deferred taxation	**–**	–	5	–	–	32
Technical assets	**898**	1 006	884	627	580	278
Trade and other receivables	**625**	654	865	856	631	353
Cash and cash equivalents	**1 428**	1 196	2 070	1 203	966	1 446
Total assets	**7 572**	7 203	6 657	6 634	6 628	5 765
EQUITY AND LIABILITIES						
Capital and reserves	**3 579**	3 458	2 944	3 180	3 489	3 991
Interest of outside shareholders in subsidiaries	**–**	2	2	3	128	4
Preference shareholders' interest	**78**	36	–	–	–	–
Interest bearing loans	**2**	27	100	150	–	–
Non-current provisions	**100**	97	93	101	117	54
Deferred taxation	**125**	58	40	162	45	81
Technical provisions	**3 288**	3 169	2 898	2 557	2 480	1 470
Current liabilities	**400**	356	580	481	369	165
Total equity and liabilities	**7 572**	7 203	6 657	6 634	6 628	5 765
INCOME STATEMENTS						
Gross premiums	**7 360**	6 486	5 603	4 820	3 468	2 786
Net premiums	**6 691**	5 608	4 886	4 306	3 152	2 482
Underwriting surplus/(loss)	**663**	392	116	85	(2)	(60)
Investment return on insurance funds	***201***	*210*	*195*	*161*	*144*	*140*
General Insurance Result	**864**	602	311	246	142	80
Long-term investment return on shareholders' funds	***348***	*395*	*387*	*393*	*381*	*492*
Operating income based on long-term investment return	**1 212**	997	698	639	523	572
Short-term investment fluctuations	**459**	(50)	(700)	299	2	1 714
Goodwill	**(21)**	(21)	(21)	(18)	(4)	–
Abnormal items	**(30)**	–	(16)	–	(7)	–
Income/(loss) before taxation	**1 620**	926	(39)	920	514	2 286
Taxation	**(460)**	(250)	(60)	(279)	(166)	(223)
Income/(loss) after taxation	**1 160**	676	(99)	641	348	2 063
Income attributable to preference shareholders	**(42)**	(36)	–	1	(1)	–
Share of associated companies' retained income	**30**	33	(6)	25	11	3
Net income/(loss) for the year	**1 148**	673	(105)	667	358	2 066

	2004 Rm	2003 Rm	2002 Rm	2001 Rm	2000 Rm	1999 Rm
CASH FLOW STATEMENTS						
Cash generated by operations	**1 002**	555	176	220	231	(21)
Investment income	**327**	339	306	341	361	296
Taxation paid	**(412)**	(261)	(105)	(287)	(30)	(233)
Dividends paid	**(1 041)**	(163)	(140)	(988)	(863)	(1 583)
Cash (utilised in)/generated by operating activities	**(124)**	470	237	(714)	(301)	(1 541)
Cash generated by/(utilised in) investing activities	**342**	(1 359)	621	939	(182)	2 624
Decrease/(increase) in funding requirements	**218**	(889)	858	225	(483)	1 083
Cash effects of financing activities	**14**	15	9	12	3	3
Increase/(decrease) in cash and cash equivalents	**232**	(874)	867	237	(480)	1 086
Cash and cash equivalents at beginning of year	**1 196**	2 070	1 203	966	1 446	360
Cash and cash equivalents at end of year	**1 428**	1 196	2 070	1 203	966	1 446

	2004	2003	2002	2001	2000	1999
KEY RATIOS						
Claims ratio (%)	**62,3**	68,2	73,1	73,5	75,5	78,8
Management expense ratio (%)	**8,3**	7,8	8,5	9,1	8,8	8,4
Operating ratio (%)	**90,2**	93,1	97,6	98,0	100,0	102,1
Five-year compound return on shareholders' funds (%)	**15,6**	15,3	11,2	10,9	10,7	13,8
Return on total assets (%)	**15,2**	9,3	(1,6)	10,1	5,4	35,8
Solvency margin (%)	**53,5**	61,7	60,3	73,9	110,7	160,8
PERFORMANCE PER ORDINARY SHARE						
Operating earnings per share (cents)	**360**	308	227	188	135	120
Headline earnings per share (cents)	**475**	284	(37)	283	150	84
Basic earnings per share (cents)	**467**	276	(45)	276	149	84
Dividends per share (cents)						
Ordinary	**105**	73	64	58	58	58
Special	**350**	–	–	350	300	600
Dividend cover (times)	**4,5**	3,9	(0,6)	4,9	2,6	1,4
Net asset value per share (cents)	**1 447**	1 410	1 207	1 312	1 447	1 668
OTHER STATISTICS						
Number of employees at year-end	**3 121**	3 277	3 038	3 344	3 653	2 278
Gross premium per employee (R000)	**2 358**	1 979	1 844	1 441	949	1 223

	2004	2003	2002	2001	2000	1999
STOCK EXCHANGE STATISTICS						
Market price per share (cents)						
Closing	**2 450**	1 710	1 475	1 590	1 600	1 480
Highest	**2 451**	1 750	1 840	2 200	2 000	2 200
Lowest	**1 469**	1 150	1 400	1 575	1 290	1 100
Number of shares traded (000)	**15 475**	6 569	9 075	13 988	12 716	16 717
Value of shares traded (Rm)	**271 109**	94 348	151 876	266 219	379 866	280 971
Number of shares traded as a percentage of total issued shares (%)	**6,3**	2,7	3,7	5,8	5,3	6,9
Dividend yield at year-end (%)	**3,0**	3,9	3,9	3,6	3,6	3,9
Earnings yield at year-end (%)	**19,4**	16,5	(2,5)	17,8	9,4	5,7
Price earnings ratio at year-end (%)	**5,2**	6,0	(39,9)	5,6	10,7	17,6
Market capitalisation (Rm)	**6 062**	4 193	3 589	3 852	3 857	3 562

Mutual & Federal share price performance relative to JSE ALSI for the period 01/01/2004 to 31/12/2004
(Adjusted for special dividend declared July 2004)



(Price relative)
(Share price – cps)
150
140
130
120
110
100
90
2600
2400
2200
2000
1800
1600
1400
1200
Dec-03 Jan-04 Feb-04 Mar-04 Apr-04 May-04 June-04 Jul-04 Aug-04 Sep-04 Oct-04 Nov-04 Dec-04

Supplementary income statements

for the year ended 31 December 2004
(Reflecting long-term rate of return adjustment)

	GROUP		COMPANY	
	2004 Rm	2003 Rm	**2004 Rm**	2003 Rm
TECHNICAL ACCOUNT				
Gross premiums	**7 360**	6 486	**6 190**	5 138
Less: Reinsurance premiums	**669**	878	**512**	623
Net premiums	**6 691**	5 608	**5 678**	4 515
Change in provision for unearned premiums	**45**	75	**21**	(69)
Gross amount	**140**	107	**100**	(79)
Reinsurers' share	**(95)**	(32)	**(79)**	10
Earned premiums net of reinsurance	**6 736**	5 683	**5 699**	4 446
Claims incurred net of reinsurance	**4 197**	3 878	**3 570**	3 047
Acquisition expenses	**1 316**	971	**1 034**	737
Management expenses	**560**	442	**527**	414
Underwriting surplus	**663**	392	**568**	248
Attributable to ordinary shareholders	**609**	340	**568**	248
Attributable to preference shareholders in subsidiary	**54**	52		
Investment return on insurance funds	***201***	*210*	***156***	*152*
General Insurance Result	**864**	602	**724**	400
Long-term investment return on shareholders' funds	***348***	*395*	***335***	*380*
Operating income based on long-term investment return	**1 212**	997	**1 059**	780
NON-TECHNICAL ACCOUNT				
Short-term investment fluctuations	**459**	(50)	**585**	49
Dividends, interest and property income	**327**	339	**329**	236
Realised surplus on investments	**99**	56	**89**	51
Unrealised surplus on investments	**582**	160	**658**	294
Allocated investment return transferred to technical account	***(549)***	*(605)*	***(491)***	*(532)*
Goodwill	**(21)**	(21)		
Abnormal items	**(30)**	–	**17**	–
Income before taxation	**1 620**	926	**1 661**	829
Taxation	**(460)**	(250)	**(397)**	(178)
Income after taxation	**1 160**	676	**1 264**	651
Income attributable to preference shareholders	**(42)**	(36)		
Share of associated companies' retained income	**30**	33	**30**	33
Net income for the year	**1 148**	673	**1 294**	684
Operating earnings per share (cents)				
Basic	**360**	308		
Diluted	**357**	307		

Explanation:
The supplementary income statements are presented to provide a clear understanding of the underwriting and investment activities of the group. In addition a smoothed investment return is shown to provide an indication of the long-term sustainable investment result.

The supplementary income statements are separated into:

(a) A technical account
The technical account includes a long-term investment return of 12,5% (2003: 13,4%) on both:
(i) funds generated by the insurance activities, and
(ii) shareholders' funds.

(b) A non-technical account
The non-technical account includes all non-insurance related activities including investments, and above mentioned allocated investment returns transferred to the technical account.

The investment return on investments supporting insurance activities is allocated to the technical account in determining the General Insurance Result. In addition, the long-term investment return on investments supporting shareholders' funds is allocated from the non-technical account to the technical account in determining an operating income based on the long-term investment return. The allocations accordingly negate one another in the determination of income before tax.

The long-term investment return on shareholders' funds is an estimate of the long-term trend investment return for the relevant category of investments having regard to past performance, current trends and future expectations.

Operating earnings per share

Operating earnings per share are calculated on net income adjusted for goodwill, abnormal items, associated company earnings, short-term investment fluctuations net of taxation, amounts due to preference shareholders and secondary tax on companies of R885 million (2003: R753 million). The calculation is based on a weighted average of 245 855 173 (2003: 244 051 045) shares in issue during the period.

Reconciliation of operating earnings per share

	GROUP	
	2004 Rm	2003 Rm
Net income	**1 148**	673
Goodwill	**21**	21
Abnormal items	**30**	–
Share of associated companies' retained income	**(30)**	(33)
Short-term investment fluctuations	**(459)**	50
Preference shareholders' share of short-term investment fluctuations	**(4)**	–
Taxation effect of short-term investment fluctuations	**62**	34
Secondary tax on companies	**117**	8
	885	753

Diluted operating earnings per share

Diluted operating earnings per share are calculated on net income adjusted for goodwill, abnormal items, associated company earnings, short-term investment fluctuations net of taxation, amounts due to preference shareholders and secondary tax on companies of R885 million (2003: R753 million). The calculation is based on a diluted weighted average of 248 034 988 (2003: 244 941 380) shares in issue during the period.

Comparison of the aggregate actual return to calculated long-term return

	2004 Rm	2003 Rm	2002 Rm	2001 Rm	2000 Rm
Actual returns	**1 008**	555	(118)	853	527
Long-term returns	**549**	605	582	554	525
Excess/(shortfall) aggregate short-term fluctuations	**459**	(50)	(700)	299	2

Cash value added statements

for the year ended 31 December 2004

	GROUP	
	2004	2003
	Rm	Rm
Value added is a measure of the wealth the group has been able to create. The following statement shows how this wealth has been distributed.		
VALUE ADDED		
Gross premiums	**7 360**	6 486
Reinsurance premiums	**(669)**	(878)
Claims paid, reserve movements and cost of other services	**(5 515)**	(4 739)
	1 176	869
Investment income (including associates)	**1 038**	588
Total wealth created	**2 214**	1 457
VALUE DISTRIBUTED		
Employee benefits	**550**	488
Government	**461**	251
Direct and deferred taxation on income	**343**	242
Secondary tax on companies	**117**	8
Regional Service Council levies	**1**	1
Shareholders	**1 041**	163
	2 052	902
Retained for investment and future support of business	**162**	555
Depreciation	**55**	45
Retained (deficit)/profit after transfer to reserves	**(27)**	410
Compulsory transfer to contingency reserve	**134**	100
	2 214	1 457


2004
7%
25%
21%
47%
2003
38%
34%
17%
11%
Employees
Providers of capital
Government
Reinvestment

Gross and reinsurance underwriting results

for the year ended 31 December 2004

	GROUP		COMPANY	
	2004	2003	**2004**	2003
	Rm	Rm	**Rm**	Rm
GROSS ACCOUNT				
Gross premiums	**7 360**	6 486	**6 190**	5 138
Change in provision for unearned premiums	**140**	107	**100**	(79)
Earned premiums	**7 500**	6 593	**6 290**	5 059
Claims incurred	**4 516**	4 404	**3 844**	3 372
Acquisition expenses	**1 485**	1 101	**1 161**	843
Management expenses	**560**	442	**527**	414
Gross underwriting surplus	**939**	646	**758**	430
REINSURANCE ACCOUNT	**(276)**	(254)	**(190)**	(182)
Premiums paid	**(669)**	(878)	**(512)**	(623)
Change in provision for unearned premiums	**(95)**	(32)	**(79)**	10
Earned premiums	**(764)**	(910)	**(591)**	(613)
Claims recovered	**319**	526	**274**	325
Commission received	**169**	130	**127**	106
Net underwriting surplus	**663**	392	**568**	248
Attributable to ordinary shareholders	**609**	340	**568**	248
Attributable to preference shareholders	**54**	52		

Convenience statements

GROUP 2004 £m	GROUP 2003 £m		GROUP 2004 Rm	GROUP 2003 Rm
		BALANCE SHEETS AT 31 DECEMBER 2004		
		ASSETS		
422	364	Non-current assets	**4 621**	4 347
16	13	Property and equipment	**177**	159
5	3	Intangible assets	**52**	37
368	316	Investments at fair value	**4 022**	3 777
3	4	Loans advanced	**36**	42
19	16	Interest in associated companies	**213**	190
11	12	Goodwill	**121**	142
82	85	Technical assets	**898**	1 006
188	155	Current assets	**2 053**	1 850
692	604		**7 572**	7 203
		EQUITY AND LIABILITES		
327	290	Capital and reserves	**3 579**	3 458
–	–	Interest of outside shareholders in subsidiaries	**–**	2
7	3	Interest of preference shareholders in subsidiary	**78**	36
21	15	Non-current liabilities	**227**	182
300	265	Technical provisions	**3 288**	3 169
37	31	Current liabilities	**400**	356
692	604		**7 572**	7 203
		INCOME STATEMENTS FOR THE YEAR ENDED 31 DECEMBER 2004		
622	525	Gross premiums	**7 360**	6 486
566	454	Net premiums	**6 691**	5 608
56	32	**Underwriting surplus**	**663**	392
17	*17*	*Investment return on insurance activities*	***201***	*210*
73	49	**General Insurance Result**	**864**	602
29	*32*	*Long-term investment return on shareholders' funds*	***348***	*395*
102	81	Operating income based on long-term investment return	**1 212**	997
39	(4)	Short-term investment fluctuations	**459**	(50)
(2)	(2)	Goodwill	**(21)**	(21)
(2)	–	Abnormal items	**(30)**	–
137	75	Income before taxation	**1 620**	926
(39)	(20)	Taxation	**(460)**	(250)
98	55	Income after taxation	**1 160**	676
(4)	(3)	Income attributable to preference shareholders	**(42)**	(36)
3	3	Share of associated companies' retained income	**30**	33
97	55	**Net income for the year**	**1 148**	673
0,08456	0,08098	Average rate	**1,00000**	1,00000
0,09134	0,08378	Closing rate	**1,00000**	1,00000

Contents of the annual financial statements

Statement of responsibility by the board of directors

The directors are responsible for the preparation, integrity and fair presentation of the annual financial statements of the group. The annual financial statements presented on pages 63 to 97 have been prepared in accordance with Statements of Generally Accepted Accounting Practice ("GAAP") in South Africa, and include amounts based on judgments and estimates made by management.

The directors consider that in preparing the annual financial statements they have used the most appropriate accounting policies, consistently applied and supported by reasonable and prudent judgments and estimates, and that all Statements of GAAP that they consider to be applicable have been followed. The directors are satisfied that the information contained in the annual financial statements fairly presents the results of operations for the year and the financial position of the group at year end. The directors also prepared the other information included in the annual report and are responsible for both its accuracy and its consistency with the annual financial statements.

The directors have responsibility for ensuring that accounting records are kept. The accounting records should disclose with reasonable accuracy the financial position of the companies to enable the directors to ensure that the financial statements comply with the relevant legislation.

Mutual & Federal and its subsidiaries operated in a well-established control environment, which is well documented and regularly reviewed. This incorporates risk management and internal control procedures, which are designed to provide reasonable, but not absolute, assurance that assets are safeguarded and that the risks facing the business are being controlled.

The going concern basis has been adopted in preparing the annual financial statements. The directors have no reason to believe that the group or any company within the group will not be going concerns in the foreseeable future, based on forecasts and available cash resources. These annual financial statements support the viability of the company and the group.

The Code of Corporate Practices and Conduct contained in the King Report on Corporate Governance has been adhered to.

The group's external auditors, KPMG Incorporated, audited the annual financial statements, and their report is presented on page 62.

The financial statements were approved by the board of directors on 8 February 2005 and are signed on its behalf:

K. Saggers.

K T M Saggers
Chairman

B Campbell
Managing Director

8 February 2005

Report of the independent auditors

To the members of Mutual & Federal Insurance Company Limited.

We have audited the annual financial statements and group annual financial statements of Mutual & Federal Insurance Company Limited as set out on pages 63 to 97 for the year ended 31 December 2004. These financial statements are the responsibility of the company's directors. Our responsibility is to express an opinion on these financial statements based on our audit.

Scope

We conducted our audit in accordance with statements of International Standards on Auditing. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes:

- examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements,
- assessing the accounting principles used and significant estimates made by management, and
- evaluating the overall financial statement presentation.

We believe that our audit provides a reasonable basis for our opinion.

Audit opinion

In our opinion, the financial statements present fairly, in all material respects, the financial position of the company and of the group at 31 December 2004 and the results of their operations and cash flows for the year then ended in accordance with South African Statements of Generally Accepted Accounting Practice, and in the manner required by the Companies Act in South Africa.

KPMG Inc.
Registered Accountants and Auditors

Johannesburg
8 February 2005

Certificate by company secretary

In my capacity as Company Secretary, I hereby confirm, in terms of the Companies Act, 1973, that for the year ended 31 December 2004, the company has lodged with the Registrar of Companies all such returns as are required of a public company in terms of this Act and that all such returns are true, correct and up to date.

G M Benton
Company Secretary

8 February 2005

Directors' report

On 8 February 2005, the directors approved the accompanying financial statements set out on pages 63 to 97 and take pleasure in presenting their report.

Nature of business

Mutual & Federal Insurance Company Limited transacts all classes of short-term insurance business.

Share capital

The authorised share capital remained unchanged at 350 000 000 shares of 10 cents each. During the year 2 233 600 shares were issued at a premium of R14 million.

Premium income

Gross premiums for the year totalled R7 360 million (2003: R6 486 million). After deduction of reinsurance premiums of R669 million (2003: R878 million), net premiums amounted to R6 691 million (2003: R5 608 million).

Underwriting results

There was an underwriting surplus of R663 million for the year compared to R392 million for the previous year.

Contingency reserve

The current year's financial statements include a transfer of R134 million (2003: R100 million) to the contingency reserve as provided by the Short-term Insurance Act, 1998. The group's contingency reserve now stands at R657 million (2003: R523 million) which fully meets the requirements of the Act.

Investment income

Dividends, interest and property income net of expenses amounted to R327 million for the year (2003: R339 million), whilst the realised and unrealised surplus on investments amounted to R681 million (2003: R216 million).

Dividends

An interim dividend of 25 cents per share was declared payable in September 2004 (2003: 25 cents). A special dividend of 350 cents per share was declared in July 2004. A final dividend of 80 cents per share (2003: 48 cents) has been declared payable on or about 22 March 2004. The total ordinary dividend for the year is therefore 105 cents (2003: 73 cents).

Profits and dividends

	2004 Rm	2003 Rm
Income before taxation	**1 620**	926
Taxation	**(460)**	(250)
Current	**(280)**	(211)
Deferred	**(63)**	(31)
Secondary tax on companies	**(117)**	(8)
	1 160	676
Income attributable to preference shareholders	**(42)**	(36)
Share of associated companies' retained income	**30**	33
Net income for the year	**1 148**	673
Retained income from previous year	**2 796**	2 386
	3 944	3 059
Appropriations:		
Transfer to contingency reserve	**134**	100
Dividends paid	**1 041**	163
Retained income at the end of the year	**2 769**	2 796
	3 944	3 059

Directors' report

Directors

Mr C F Liebenberg retired on 4 May 2004 and Messrs S P G Lee and R O Hudson resigned from the board on 4 May 2004. Mr M L Ndlovu was appointed on 10 February 2004 and Mr R M Head on 1 September 2004. The names of the directors appear on pages 34 to 35 and that of the secretary of the company, together with his business and postal addresses, on page 108.

In terms of the company's articles of association, the following directors retire by rotation at the thirty-fourth annual general meeting but, being eligible, offer themselves for re-election:

B Campbell, R M Head, R P Menell, E P Theron, R A Williams.

Directors' shareholdings

Details of shareholdings of directors are shown below. No material change in these holdings has taken place since 31 December 2004.

	Non-beneficial		**Beneficial**	
Director	**2004**	2003	**2004**	2003
B Campbell	**500**	500	**166 800**	62 300
R M Head	**500**	–	**–**	–
R O Hudson	**–**	500	**–**	–
A M Hyatt	**500**	500	**–**	–
P D Jones Vilakazi	**500**	500	**–**	–
D Konar	**500**	500	**–**	–
S P G Lee	**–**	500	**–**	–
M J Levett	**500**	500	**–**	863 600
C F Liebenberg	**–**	500	**–**	40 000
R P Menell	**500**	500	**–**	–
M L Ndlovu	**500**	–	**–**	–
J V F Roberts	**500**	500	**–**	–
K T M Saggers	**500**	500	**259 100**	259 100
E P Theron	**500**	500	**–**	–
R A Williams	**500**	500	**–**	–
	6 000	6 500	**425 900**	1 225 000

Board meetings

The Board meets at least four times per annum. Attendance of directors at Board meetings for the year was as follows:

	10 Feb 2004	2 Mar 2004	3 Mar 2004	8 Mar 2004	4 May 2004	23 Jul 2004	21 Sept 2004	9 Nov 2004
Executive director								
B Campbell	✓	✓	✓	✓	✓	✓	✓	✓
Non-executive directors								
R M Head	*	*	*	*	*	*	✓	✓
R O Hudson	✓	✓	✓	✓	✗	*	*	*
A M Hyatt	✓	✓	✓	✓	✓	✓	✓	✓
P D Jones Vilakazi	✓	✗	✗	✗	✓	✓	✓	✓
D Konar	✓	✓	✓	✓	✓	✓	✗	✓
S P G Lee	✗	✓	✓	✓	✗	*	*	*
M J Levett	✓	✓	✓	✓	✓	✓	✗	✓
C F Liebenberg	✓	✓	✓	✓	✓	*	*	*
R P Menell	✗	✓	✓	✓	✓	✓	✗	✓
M L Ndlovu	*	✓	✓	✓	✓	✓	✓	✓
J V F Roberts	✓	✓	✓	✓	✓	✓	✗	✓
K T M Saggers	✓	✓	✓	✓	✓	✓	✓	✓
E P Theron	✓	✓	✓	✓	✓	✓	✓	✓
R A Williams	✗	✓	✓	✓	✓	✓	✗	✓

Legend

* *Not applicable*

✗ *Absent with apology*

✓ *Present*

Holding companies

The immediate holding company is Mutual & Federal Investments Limited and the ultimate controlling shareholder is Old Mutual plc, incorporated in the United Kingdom.

K T M Saggers
Chairman

B Campbell
Managing Director

8 February 2005

Balance sheets

at 31 December 2004

	Notes	GROUP 2004 Rm	GROUP 2003 Rm	COMPANY 2004 Rm	COMPANY 2003 Rm
ASSETS					
Non-current assets		**4 621**	4 347	**5 148**	4 716
Property and equipment	2	**177**	159	**175**	157
Intangible assets	3	**52**	37	**52**	37
Investment property	4	**7**	6	**7**	5
Available-for-sale investments	5	**4 015**	3 771	**3 156**	2 992
Loans advanced	6	**36**	42	**35**	40
Interest in subsidiary companies	7			**1 510**	1 301
Interest in associated companies	8	**213**	190	**213**	184
Goodwill	9	**121**	142		
Technical assets		**898**	1 006	**795**	796
Reinsurers' share of provision for unearned premiums		**156**	254	**139**	218
Reinsurers' share of outstanding claims		**593**	601	**542**	450
Deferred acquisition costs		**149**	151	**114**	128
Current assets		**2 053**	1 850	**1 157**	1 000
Current investments	5	**52**	16	**–**	–
Agents' and reinsurers' balances		**379**	394	**312**	325
Other receivables		**190**	238	**139**	115
Deposits with reinsurers		**1**	1	**1**	1
Taxation paid in advance		**3**	5	**–**	–
Cash and cash equivalents	10	**1 428**	1 196	**705**	559
Total assets		**7 572**	7 203	**7 100**	6 512
EQUITY AND LIABILITIES					
Capital and reserves		**3 579**	3 458	**3 618**	3 351
Share capital and share premium	11	**153**	139	**153**	139
Non-distributable reserve					
Contingency reserve		**657**	523	**569**	455
Distributable reserve					
Retained income		**2 769**	2 796	**2 896**	2 757
Interest of outside shareholders in subsidiaries		**–**	2		
Interest of preference shareholders in subsidiary		**78**	36		
Non-current liabilities		**227**	182	**316**	320
Interest bearing loans	12	**2**	27	**2**	–
Non-current provisions	13	**100**	97	**100**	97
Amounts due to subsidiaries	7			**132**	198
Deferred taxation	14	**125**	58	**82**	25
Technical provisions		**3 288**	3 169	**2 856**	2 574
Gross provision for unearned premiums		**832**	982	**637**	737
Gross outstanding claims		**2 407**	2 121	**2 176**	1 773
Deferred reinsurance commission revenue		**49**	66	**43**	64
Current liabilities		**400**	356	**310**	267
Agents' and reinsurers' balances		**99**	81	**58**	56
Deposits by reinsurers		**77**	92	**77**	83
Other payables		**114**	91	**70**	67
Current provisions	13	**97**	58	**94**	58
Taxation payable		**13**	34	**11**	3
Total equity and liabilities		**7 572**	7 203	**7 100**	6 512

Income statements

for the year ended 31 December 2004

		GROUP		COMPANY	
	Notes	**2004**	2003	**2004**	2003
		Rm	Rm	**Rm**	Rm
Gross premiums		**7 360**	6 486	**6 190**	5 138
Less: Reinsurance premiums		**669**	878	**512**	623
Net premiums		**6 691**	5 608	**5 678**	4 515
Change in provision for unearned premiums		**45**	75	**21**	(69)
Gross amount		**140**	107	**100**	(79)
Reinsurers' share		**(95)**	(32)	**(79)**	10
Earned premiums net of reinsurance		**6 736**	5 683	**5 699**	4 446
Claims incurred net of reinsurance	15	**4 197**	3 878	**3 570**	3 047
Acquisition expenses	16	**1 316**	971	**1 034**	737
Management expenses	17	**560**	442	**527**	414
Underwriting surplus		**663**	392	**568**	248
Attributable to ordinary shareholders		**609**	340	**568**	248
Attributable to preference shareholders in subsidiary	18	**54**	52		
Investment income		**1 008**	555	**1 076**	581
Dividends, interest and property income	19	**327**	339	**329**	236
Realised surplus on investments		**99**	56	**89**	51
Unrealised surplus on investments	19	**582**	160	**658**	294
Goodwill	9	**(21)**	(21)		
Abnormal items	20	**(30)**	–	**17**	–
Income before taxation		**1 620**	926	**1 661**	829
Taxation	21	**(460)**	(250)	**(397)**	(178)
Income after taxation		**1 160**	676	**1 264**	651
Income attributable to preference shareholders	18	**(42)**	(36)		
Share of associated companies' retained income		**30**	33	**30**	33
Net income for the year		**1 148**	673	**1 294**	684
Headline earnings per share (cents)	22				
– Basic		**475**	284		
– Diluted		**471**	283		
Earnings per share (cents)	22				
– Basic		**467**	276		
– Diluted		**463**	275		
Dividend per share (cents)		**105**	73		
Special dividend per share (cents)		**350**	–		

Statements of changes in equity

for the year ended 31 December 2004

	Notes	Share capital and share premium Rm	Contingency reserve Rm	Retained income Rm	Total Rm
GROUP					
Balance at 31 December 2002		124	423	2 379	2 926
Change in accounting policy	23			7	7
Restated balance at 31 December 2002		124	423	2 386	2 933
Net income for the year				673	673
Transfer to contingency reserve			100	(100)	–
Dividends paid				(163)	(163)
Issue of share capital		15			15
Balance at 31 December 2003		139	523	2 796	3 458
Net income for the year				1 148	1 148
Transfer to contingency reserve			134	(134)	–
Dividends paid				(1 041)	(1 041)
Issue of share capital		14			14
Balance at 31 December 2004		**153**	**657**	**2 769**	**3 579**
COMPANY					
Balance at 31 December 2002		124	381	2 307	2 812
Change in accounting policy	23			3	3
Restated balance at 31 December 2002		124	381	2 310	2 815
Net income for the year				684	684
Transfer to contingency reserve			74	(74)	–
Dividends paid				(163)	(163)
Issue of share capital		15			15
Balance at 31 December 2003		139	455	2 757	3 351
Net income for the year				1 294	1 294
Transfer to contingency reserve			114	(114)	–
Dividends paid				(1 041)	(1 041)
Issue of share capital		14			14
Balance at 31 December 2004		**153**	**569**	**2 896**	**3 618**

Cash flow statements

for the year ended 31 December 2004

	Notes	GROUP 2004 Rm	GROUP 2003 Rm	COMPANY 2004 Rm	COMPANY 2003 Rm
Cash generated by operations	24	**1 002**	555	**948**	641
Investment income		**327**	339	**329**	236
Taxation paid		**(412)**	(261)	**(332)**	(148)
Dividends paid		**(1 041)**	(163)	**(1 041)**	(163)
Cash (utilised in)/generated by operating activities		**(124)**	470	**(96)**	566
Cash generated by/(utilised in) investing activities		**342**	(1 359)	**228**	(1 407)
Net purchases of property and equipment		**(70)**	(47)	**(69)**	(46)
Net development expenditure on intangible assets		**(15)**	(37)	**(15)**	(37)
Net sales/(purchases) of investments		**427**	(1 275)	**312**	(1 324)
Disposal of branch of subsidiary	25	**1**	–	**–**	–
Pre-acquisition dividends received				**2**	–
Deregistration of subsidiary companies				**2**	76
Ordinary shares		**209**	(309)	**181**	(408)
Government securities		**16**	(1)	**–**	–
Investment in associated companies		**4**	(68)	**–**	(68)
Money market instruments and other		**193**	(900)	**200**	(900)
Investment property		**–**	3	**–**	–
Loans advanced		**4**	–	**4**	–
Repayments to subsidiary companies		**–**	–	**(77)**	(24)
Increase/(decrease) in funding requirements		**218**	(889)	**132**	(841)
Cash effects of financing activities					
Proceeds from issue of shares		**14**	15	**14**	15
Increase/(decrease) in cash and cash equivalents		**232**	(874)	**146**	(826)
Cash and cash equivalents at beginning of year		**1 196**	2 070	**559**	1 385
Cash and cash equivalents at end of year		**1 428**	1 196	**705**	559

Accounting policies

The accounting policies are set out below and are in all material respects consistent with those of the previous financial year except for the adoption of the accounting statement on Accounting for Secondary Tax on Companies ("STC") (AC 501), which became effective for financial years commencing on or after 1 January 2004. The effect of this change is set out in note 23.

i Statement of compliance

The financial statements and group financial statements comply with South African Statements of Generally Accepted Accounting Practice and with the requirements of the South African Companies Act, 1973. The financial statements are prepared on the historical-cost basis, modified by the revaluation of investment properties and certain financial instruments to fair value and the application of the equity method of accounting for investments in associate companies.

ii Consolidated financial statements

The consolidated financial statements include the assets and liabilities of the company, special purpose entities and all of its subsidiary companies, except for the Zimbabwean subsidiary, at the balance sheet date and the results of their operations for the period then ended. The company's subsidiary in Zimbabwe is not consolidated due to economic and political uncertainty in that country resulting in severe long-term restrictions on the repatriation of funds. Income is, therefore, accounted for on a dividends received basis.

The results of subsidiaries acquired during a financial year are included from the effective dates of acquisition. The results of subsidiaries disposed of during the financial year are included to the effective date of disposal. Any excess or deficit of the cost of an acquisition over the fair value of the group's share of the net assets of the acquired subsidiary at the date of acquisition is recognised respectively as goodwill or negative goodwill and accounted for as described in policy note ix.

Outside shareholders' interest is stated at the outside shareholders' proportion of the fair values of the identifiable assets and liabilities recognised.

Transactions eliminated on consolidation

Intra-group balances and transactions, and any unrealised gains arising from intra-group transactions, are eliminated in preparing the consolidated financial statements. Unrealised gains arising from transactions with associates and jointly controlled entities are eliminated to the extent of the group's interest in the enterprises.

iii Subsidiary companies

Subsidiaries are those entities over whose financial and operating policies the group has the power to exercise control, so as to obtain benefits from their activities.

Investments in subsidiary companies are classified as available-for-sale financial instruments and are carried at fair value which is calculated using a discounted earnings model or shown as net asset value, whichever is appropriate.

iv Associated companies

An associated company is an enterprise in which the group has significant influence and which is neither a subsidiary nor a joint venture of the group. Significant influence is determined based primarily on percentage voting rights, together with other factors such as board participation and participation in the policy making process.

Investments are accounted for under the equity method of accounting. Under this method, the company's share of the post-acquisition profits or losses of associates and movements in reserves are recognised in the income statement. These cumulative post-acquisition movements are adjusted against the cost of the investment.

Goodwill arising on acquisition of associates is included in the carrying amount of the associate and is treated in accordance with the group's accounting policy for goodwill.

When the group's share of losses in an associate equals or exceeds its interest in the associate, the group does not recognise further losses, unless the group has incurred obligations, issued guarantees, or made payments on behalf of the associate.

v Foreign currency translation

Measurement currency

Items included in the financial statements of each entity in the group are measured using the currency that best reflects the economic substance of the underlying events and circumstances relevant to that entity ('the measurement currency'). The consolidated financial statements are presented in South African Rand, which is the measurement currency of the parent.

Transactions and balances

Assets and liabilities in foreign currencies are translated into South African Rand at the rates of exchange ruling at the end of the financial period. Income statement items are translated at the rates ruling at the time of the transactions and exchange profits and losses are included in the underwriting results.

Translation differences on non-monetary items such as equities available-for-sale are reported as part of the fair value gain or loss.

Group companies

Foreign subsidiaries are regarded as foreign operations. Assets and liabilities are translated at rates of exchange ruling at the financial year-end. Income statement items are translated at the appropriate weighted average rates for the period. Translation gains and losses are taken to income for the period. When a foreign entity is sold, such exchange differences are recognised in the income statement as part of the gain or loss on sale.

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the closing rate.

vi Property and equipment

Property and equipment are stated at cost less accumulated depreciation and impairment losses. Depreciation is calculated on the straight-line basis to write off the cost of assets over their expected useful lives as follows:

Furniture and equipment	16% – 50%
Land and buildings	5%
Motor vehicles	20%
Computer equipment	33,3%
Computer software	33,3% – 50%

Where the carrying amount of an asset is greater than its estimated recoverable amount, it is written down immediately to its recoverable amount.

Gains and losses on disposals are determined by comparing proceeds with carrying amount and are included in the underwriting result.

Repairs and maintenance are charged to the income statement during the financial period in which they are incurred. The cost of major renovations is included in the carrying amount of the asset when it is probable that future economic benefits in excess of the originally assessed standard of performance of the existing asset will flow to the group. Major renovations are depreciated over the remaining useful life of the asset.

vii Investment properties

Investment properties are stated at fair value. The fair value is determined by external valuers at least once every three years using the capitalisation of income approach.

Any surpluses on revaluation, in excess of net book value, are included in net profit or loss in the period in which the change arises.

viii Intangible assets

Expenditure associated with research activities, regarding developing computer software programmes, are recognised as an expense when incurred. Expenditure on development activities, whereby research findings are applied to a plan or design for the production of new or substantially new processes, that are clearly associated with an identifiable and unique process, which will be controlled by the group, which are technically and commercially feasible and where sufficient resources are available to complete development, are recognised as an intangible asset. Other development expenditure is recognised as an expense as incurred.

Computer software development costs recognised as assets are amortised using the straight-line method over their estimated useful lives.

Subsequent expenditure on capitalised intangible assets is capitalised only when it increases the future economic benefits embodied in the specific asset to which it relates. All other subsequent expenditure is expensed as incurred.

ix Goodwill and negative goodwill

Goodwill is the excess of the purchase consideration over the fair value of the group's share of the attributable net identifiable assets at the date of acquisition in a business combination. Goodwill is carried at cost, less accumulated amortisation and accumulated impairment losses. Goodwill arising on acquisitions is amortised on a straight-line basis over 10 years, which is the expected useful life. Goodwill is assessed for impairment annually. Amortisation and impairment is charged directly to the income statement. The remaining useful life of goodwill is assessed annually.

Negative goodwill is the excess of the group's share of the fair value of the attributable net identifiable assets at the date of acquisition over the purchase consideration in a business combination. Negative goodwill that relates to expectations of future losses and expenses that are identified in the acquirer's plan for the acquisition and can be measured reliably, but do not represent identifiable liabilities at the date of acquisition, is recognised as income when the future losses and expenses occur. Thereafter, the portion of negative goodwill not exceeding the fair value of acquired identifiable non-monetary assets is recognised as income on a systematic basis over the remaining weighted average useful life of the identifiable acquired depreciable/amortisable assets. Any amount of negative goodwill in excess of the fair value of the acquired identifiable non-monetary assets is recognised immediately as income.

Where goodwill arises on the acquisition of a foreign operation, it is treated as a non-monetary item of the acquiring entity and is recorded at the exchange rate at the date of the transaction.

x Impairment

The carrying amounts of the group's assets are reviewed at balance sheet date to determine whether there is any indication of impairment. If there is any indication that an asset is impaired, its recoverable amount is estimated. The recoverable amount is the higher of its net selling price and its value in use. For intangible assets that are not yet available for use, the recoverable amount is estimated at each balance sheet date.

In assessing value in use, the expected future cash flows from the asset are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. An impairment loss is recognised whenever the carrying amount of an asset exceeds its recoverable amount.

A previously recognised impairment loss is reversed if the recoverable amount increases as a result of a change in the estimates used to determine the recoverable amount, but not to an amount higher than the carrying amount than would have been determined (net of depreciation) had no impairment loss been recognised in prior years.

xi Financial instruments

Measurement

Financial instruments are initially measured at cost, which includes transaction costs. Subsequent to initial recognition these instruments are measured as set out below.

xi Financial instruments (continued)

Investments

Listed investments, classified as available-for-sale financial assets, are carried at fair value, which is calculated by reference to stock exchange quoted ruling prices at the close of business on the balance sheet date. Unlisted investments are shown at fair value, with reference to the lower of dividend yield, price earnings yield or net asset values.

Loans advanced

Loans advanced, as originated by the group are classified as held for trading financial assets and are valued at fair value which is calculated by reference to discounted cash flows.

Trade and other receivables

Trade and other receivables originated by the group are stated at cost less provision for cancellations and lapses.

Cash and cash equivalents

Cash and cash equivalents are measured at fair value.

Financial liabilities

Financial liabilities are recognised at amortised cost, comprising original debt less principal payments and amortisations.

Gains and losses on subsequent measurement

Gains and losses arising from a change in the fair value of financial instruments are included in net profit or loss in the period in which the change arises.

Offset

Financial assets and financial liabilities are offset and the net amount reported in the balance sheet when the company has a legally enforceable right to set off the recognised amounts, and intends either to settle on a net basis, or to realise the asset and settle the liability simultaneously.

xii Contingency reserve

Provision is made for the full amounts of the contingency reserve in terms of the Short-term Insurance Act, 1998. Transfers to and from this reserve are treated as appropriations of net income.

xiii Income taxes

Current tax comprises tax payable calculated on the basis of the expected taxable income for the year, using tax rates enacted at the balance sheet date, and any adjustment of tax payable for previous years.

Deferred tax is provided using the balance sheet liability method, based on temporary differences. Temporary differences are differences between the carrying amounts of assets and liabilities for financial reporting purposes and their tax base. The amount of deferred tax provided is based on the expected manner of realisation or settlement of the carrying amount of assets and liabilities using tax rates enacted or substantively enacted at the balance sheet date. Deferred tax is charged to the income statement except to the extent that it relates to a transaction that is recognised directly in equity, or a business combination that is an acquisition. The effect on deferred tax of any changes in tax rates is recognised in the income statement, except to the extent that it relates to items previously charged or credited directly to equity.

A deferred tax asset is recognised to the extent that it is probable that future taxable profits will be available against which the associated unused tax losses and deductible temporary differences can be utilised. Deferred tax assets are reduced to the extent that it is no longer probable that the related tax benefit will be realised.

Secondary tax on companies ("STC") is charged to the income statement when the related dividend is declared. Unused STC credits are recognised as a deferred tax asset.

Accounting policies

xiv Employee benefits

Short-term employee benefits

The cost of all short-term employee benefits is recognised during the period in which the employee renders the related service.

The provision for employee entitlements to salaries, annual and sick leave represent the amount which the group has a present obligation to pay, as a result of employees' services provided up to the balance sheet date. The provision has been calculated at undiscounted amounts based on current salary rates.

Termination benefits

Termination benefits are payable whenever an employee's employment is terminated before the normal retirement date or whenever an employee accepts voluntary redundancy in exchange for these benefits. The group recognises termination benefits when it is demonstrably committed either to terminate the employment of current employees according to a detailed formal plan without possibility of withdrawal, or to provide termination benefits as a result of an offer made to encourage voluntary redundancy. Benefits falling due more than 12 months after balance sheet date are discounted to present value.

Bonus plans

A liability for employee benefits in the form of bonus plans is recognised in current provisions when there is no realistic alternative but to settle the liability, and at least one of the following conditions is met:

- there is a formal plan and the amounts to be paid are determined before the time of issuing the financial statements; or
- past practice has created a valid expectation by employees that they will receive a bonus and the amount can be determined before the time of issuing the financial statements.

Liabilities for bonus plans are expected to be settled within 12 months and are measured at the amounts expected to be paid when they are settled.

Equity compensation benefits

The group grants share options to certain employees under an employee share plan. Options are granted at the market price of the shares on the date of the grant and are exercisable at that price. Options are exercisable beginning three years from the date of the grant, at one third per year, and have a contractual option term of six years. When the options are exercised, the proceeds received are credited to share capital (nominal value) and share premium.

Retirement benefits

The company and its subsidiaries contribute to defined benefit and defined contribution retirement plans.

A defined benefit plan is a pension plan that defines an amount of pension benefit to be provided, usually as a function of age, years of service or compensation. The defined benefit pension funds are actuarially valued at intervals of up to three years and the cost of providing for any deficit is charged against income when determined.

A defined contribution plan is a pension plan under which the group pays fixed contributions into a separate fund and will have no legal or constructive obligation to pay further contributions if the fund does not hold sufficient assets to pay all employees benefits relating to employee service in the current and prior periods. Current contributions and the cost of securing increased benefits paid to the group's pension funds operated for employees are charged against income as incurred.

The group provides post-retirement medical benefits to qualifying employees by way of medical aid funds. The expected costs of these benefits are assessed in accordance with advice of qualified actuaries, using the projected unit credit method, and the movement in valuation is charged to the income statement.

xv Provisions

Provisions are recognised when the group has a present legal or constructive obligation as a result of past events, for which it is probable that an outflow of economic benefits will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation. Where the effect of discounting to present value is material, provisions are adjusted to reflect the time value of money.

Where the group expects a provision to be reimbursed, the reimbursement is recognised as a separate asset, but only when the reimbursement is virtually certain.

xvi Underwriting results

The underwriting results are determined in accordance with generally accepted practice for insurance companies. The basic principles are as follows:

(a) A provision for unearned premiums is carried forward. This provision constitutes the estimated proportion of the current year's net premiums which relates to the period of risk in the following years. An additional provision for unexpired risk is created when it is anticipated that operational losses will occur during the unexpired period of the risk.

(b) Full provision is made for the estimated costs of:

(i) claims net of anticipated recoveries under reinsurances, notified but not settled at the end of the year; and
(ii) claims net of anticipated recoveries under reinsurances, incurred during the financial year but only reported thereafter.

(c) Acquisition expenses, which represent commission, are deferred over the period in which the related premiums are earned.

(d) General expenses less recoveries.

xvii Revenue recognition

Interest income

Interest income is recognised on a yield to maturity basis, taking account of the principal outstanding and the effective rate over the period to maturity, when it is determined that such income will accrue to the group.

Dividend income

Dividends are recognised when the right to receive payment is established.

xviii Dividends payable

Dividends payable and the related taxation thereon are recorded in the group's financial statements in the period in which they are declared.

xix Leases

Operating leases

Leases where the lessor retains the risks and rewards of ownership of the underlying asset are classified as operating leases. Payments made under operating leases are charged against income on a straight-line basis over the period of the lease.

Finance leases

Leases of equipment where the group has substantially all the risks and rewards of ownership are classified as finance leases. Finance leases are capitalised at the inception of the lease at the lower of the fair value of the leased equipment or the present value of the minimum lease payments. Each lease payment is allocated between the liability and finance charges so as to achieve a constant rate on the finance balance outstanding.

The corresponding rental obligations, net of finance charges, are included in other non-current liabilities. The interest element of the finance cost is charged to the income statement over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for the period. The equipment acquired under the finance leases is depreciated over the shorter of the useful life of the asset and the lease term.

xx Reporting by segment

The principal segments of the group have been identified on a primary basis by market segment, being commercial, risk finance and personal lines, and on a secondary basis, by significant geographical region. The basis is representative of the internal structure for management purposes. Segment results include revenue and expenses directly attributable to a segment and the relevant portion of enterprise revenue and expenses that can be allocated on a reasonable basis, whether from external transactions or from transactions with other group segments.

xxi Cash and cash equivalents

For the purpose of the cash flow statement, cash and cash equivalents comprise cash on hand and bank balances, all of which are available for use by the group unless otherwise stated.

xxii Contingencies and commitments

Transactions are classified as contingencies where the group's obligations depend on uncertain future events. Items are classified as commitments where the group commits itself to future transactions with external parties.

Notes to the annual financial statements

for the year ended 31 December 2004

	Commercial Rm	Risk finance Rm	Personal Rm	Unallocated Rm	Total Rm
1. Segmental analysis					
1.1 Divisional segments					
2004					
Gross premiums	**3 306**	**1 116**	**2 938**	**–**	**7 360**
Net premiums	**2 786**	**1 016**	**2 889**	**–**	**6 691**
Change in provision for unearned premiums	**22**	**33**	**(10)**	**–**	**45**
Earned premiums net of reinsurance	**2 808**	**1 049**	**2 879**	**–**	**6 736**
Claims incurred net of reinsurance	**1 628**	**565**	**2 004**	**–**	**4 197**
Acquisition expenses	**435**	**416**	**465**	**–**	**1 316**
Management expenses	**311**	**4**	**245**	**–**	**560**
Underwriting surplus	**434**	**64**	**165**	**–**	**663**
Segment assets					
Property and equipment	**100**	**1**	**76**	**–**	**177**
Intangible assets	**30**	**–**	**22**	**–**	**52**
Technical assets	**822**	**27**	**49**	**–**	**898**
Net agents' and reinsurers' balances	**175**	**13**	**92**	**–**	**280**
Other assets	**109**	**57**	**83**	**5 817**	**6 066**
Total assets	**1 236**	**98**	**322**	**5 817**	**7 473**
Segment liabilities					
Technical reserves	**2 129**	**274**	**885**	**–**	**3 288**
Non-current liabilities	**56**	**1**	**43**	**127**	**227**
Current liabilities	**163**	**2**	**122**	**14**	**301**
Total liabilities	**2 348**	**277**	**1 050**	**141**	**3 816**
Other segment items					
Depreciation	**31**	**–**	**24**	**–**	**55**

2004


15%
45%
40%
15%
42%
43%
10%
25%
65%
Commercial
Risk finance
Personal

Gross premiums **Net premiums** **Underwriting surplus**

	Commercial Rm	Risk finance Rm	Personal Rm	Unallocated Rm	Total Rm
1. Segmental analysis (continued)					
1.1 Divisional segments (continued)					
2003					
Gross premiums	3 146	728	2 612	–	6 486
Net premiums	2 493	544	2 571	–	5 608
Change in provision for unearned premiums	1	93	(19)	–	75
Earned premiums net of reinsurance	2 494	637	2 552	–	5 683
Claims incurred net of reinsurance	1 630	434	1 814	–	3 878
Acquisition expenses	409	140	422	–	971
Management expenses	245	3	194	–	442
Underwriting surplus	210	60	122	-	392
Segment assets					
Property and equipment	89	1	69	–	159
Intangible assets	20	–	17	–	37
Technical assets	661	55	290	–	1 006
Net agents' and reinsurers' balances	169	46	98	–	313
Other assets	133	72	105	5 297	5 607
Total assets	1 072	174	579	5 297	7 122
Segment liabilities					
Technical reserves	1 840	234	1 095	–	3 169
Non-current liabilities	53	1	42	86	182
Current liabilities	134	1	106	34	275
Total liabilities	2 027	236	1 243	120	3 626
Other segment items					
Depreciation	25	–	20	–	45

There are no transactions between the business segments. Income arising from non-insurance related activities cannot be allocated to a segment on a reasonable basis and is therefore not presented.

2003


11%
49%
40%
Gross premiums
10%
44%
46%
Net premiums
15%
54%
31%
Underwriting surplus
Commercial
Risk finance
Personal

Notes to the annual financial statements

for the year ended 31 December 2004

	South Africa Rm	Namibia Rm	Botswana Rm	Total Rm
1. Segmental analysis (continued)				
1.2 Geographical segments				
2004				
Gross premiums	**6 973**	**293**	**94**	**7 360**
Net premiums	**6 362**	**254**	**75**	**6 691**
Change in provision for unearned premiums	**46**	**2**	**(3)**	**45**
Earned premiums net of reinsurance	**6 408**	**256**	**72**	**6 736**
Claims incurred net of reinsurance	**3 980**	**167**	**50**	**4 197**
Acquisition expenses	**1 269**	**37**	**10**	**1 316**
Management expenses	**527**	**26**	**7**	**560**
Underwriting surplus	**632**	**26**	**5**	**663**
Investment income/(loss)	**995**	**14**	**(1)**	**1 008**
Goodwill	**(17)**	**(4)**	**–**	**(21)**
Abnormal items	**(30)**	**–**	**–**	**(30)**
Income before taxation	**1 580**	**36**	**4**	**1 620**
Taxation	**(444)**	**(14)**	**(2)**	**(460)**
Income after taxation	**1 136**	**22**	**2**	**1 160**
Segment assets				
Non-current assets	**4 363**	**185**	**73**	**4 621**
Technical assets	**810**	**41**	**47**	**898**
Current assets	**1 947**	**56**	**50**	**2 053**
Total assets	**7 120**	**282**	**170**	**7 572**
Segment liabilities				
Non-current liabilities	**219**	**8**	**–**	**227**
Technical provisions	**3 042**	**146**	**100**	**3 288**
Current liabilities	**391**	**8**	**1**	**400**
Total liabilities	**3 652**	**162**	**101**	**3 915**
Other segment items				
Depreciation	**54**	**1**	**–**	**55**

South Africa is the home country of the parent company, which is also the main operating company. The operations in Malawi were sold with effect from 1 January 2004. Transactions between segments are eliminated on consolidation.

2004


4%
1%
95%
4%
1%
95%
4%
96%
South Africa
Namibia
Botswana

Gross premiums **Net premiums** **Underwriting surplus**

	South Africa Rm	Namibia Rm	Botswana Rm	Malawi Rm	Total Rm
1. Segmental analysis (continued)					
1.2 Geographical segments (continued)					
2003					
Gross premiums	6 076	298	95	17	6 486
Net premiums	5 241	273	86	8	5 608
Change in provision for unearned premiums	63	11	1	–	75
Earned premiums net of reinsurance	5 304	284	87	8	5 683
Claims incurred net of reinsurance	3 614	201	55	8	3 878
Acquisition expenses	910	45	15	1	971
Management expenses	410	24	5	3	442
Underwriting surplus/(deficit)	370	14	12	(4)	392
Investment income	524	18	10	3	555
Goodwill	(17)	(4)	–	–	(21)
Income/(loss) before taxation	877	28	22	(1)	926
Taxation	(234)	(10)	(5)	(1)	(250)
Income/(loss) after taxation	643	18	17	(2)	676
Segment assets					
Non-current assets	4 022	230	88	7	4 347
Technical assets	862	39	98	7	1 006
Current assets	1 779	35	29	7	1 850
Total assets	6 663	304	215	21	7 203
Segment liabilities					
Non-current liabilities	172	10	–	–	182
Technical provisions	2 852	161	141	15	3 169
Current liabilities	347	6	1	2	356
Total liabilities	3 371	177	142	17	3 707
Other segment items					
Depreciation	45	–	–	–	45

2003


5%
1%
94%
Gross premiums
5%
2%
93%
Net premiums
4%
3%
(1%)
94%
Underwriting surplus/(deficit)
South Africa
Namibia
Botswana
Malawi

Notes to the annual financial statements

for the year ended 31 December 2004

	Land and buildings Rm	Furniture and equipment Rm	Motor vehicles Rm	Computer equipment Rm	Computer software Rm	Total Rm
2. Property and equipment						
2.1 GROUP						
Cost						
Balance at 31 December 2002	85	37	51	136	52	361
Additions	–	4	13	10	24	51
Disposals	–	(2)	(12)	(5)	(1)	(20)
Balance at 31 December 2003	**85**	**39**	**52**	**141**	**75**	**392**
Additions	**2**	**3**	**13**	**28**	**31**	**77**
Disposals	**–**	**(9)**	**(6)**	**(52)**	**–**	**(67)**
Disposal of branch	**–**	**(1)**	**(1)**	**–**	**–**	**(2)**
Balance at 31 December 2004	**87**	**32**	**58**	**117**	**106**	**400**
Accumulated depreciation						
Balance at 31 December 2002	(18)	(27)	(22)	(107)	(30)	(204)
Depreciation	(4)	(4)	(9)	(14)	(14)	(45)
Disposals	–	1	9	5	1	16
Balance at 31 December 2003	**(22)**	**(30)**	**(22)**	**(116)**	**(43)**	**(233)**
Depreciation	**(4)**	**(3)**	**(10)**	**(17)**	**(21)**	**(55)**
Disposals	**–**	**9**	**4**	**51**	**–**	**64**
Disposal of branch	**–**	**–**	**1**	**–**	**–**	**1**
Balance at 31 December 2004	**(26)**	**(24)**	**(27)**	**(82)**	**(64)**	**(223)**
Net book value						
Balance at 31 December 2002	67	10	29	29	22	157
Net additions	–	3	10	10	24	47
Depreciation	(4)	(4)	(9)	(14)	(14)	(45)
Balance at 31 December 2003	**63**	**9**	**30**	**25**	**32**	**159**
Net additions	**2**	**2**	**11**	**27**	**31**	**73**
Depreciation	**(4)**	**(3)**	**(10)**	**(17)**	**(21)**	**(55)**
Balance at 31 December 2004	**61**	**8**	**31**	**35**	**42**	**177**

	Land and buildings Rm	Furniture and equipment Rm	Motor vehicles Rm	Computer equipment Rm	Computer software Rm	Total Rm
2. Property and equipment (continued)						
2.2 COMPANY						
Cost						
Balance at 31 December 2002	85	34	49	134	51	353
Additions	–	3	13	9	24	49
Disposals	–	–	(12)	(4)	–	(16)
Balance at 31 December 2003	**85**	**37**	**50**	**139**	**75**	**386**
Additions	**2**	**2**	**14**	**27**	**31**	**76**
Disposals	**–**	**(9)**	**(6)**	**(52)**	**–**	**(67)**
Balance at 31 December 2004	**87**	**30**	**58**	**114**	**106**	**395**
Accumulated depreciation						
Balance at 31 December 2002	(18)	(25)	(21)	(105)	(29)	(198)
Depreciation	(4)	(3)	(9)	(14)	(14)	(44)
Disposals	–	–	9	4	–	13
Balance at 31 December 2003	**(22)**	**(28)**	**(21)**	**(115)**	**(43)**	**(229)**
Depreciation	**(4)**	**(3)**	**(11)**	**(16)**	**(21)**	**(55)**
Disposals	**–**	**9**	**4**	**51**	–	**64**
Balance at 31 December 2004	**(26)**	**(22)**	**(28)**	**(80)**	**(64)**	**(220)**
Net book value						
Balance at 31 December 2002	67	9	28	29	22	155
Net additions	–	3	10	9	24	46
Depreciation	(4)	(3)	(9)	(14)	(14)	(44)
Balance at 31 December 2003	**63**	**9**	**29**	**24**	**32**	**157**
Net additions	**2**	**2**	**12**	**26**	**31**	**73**
Depreciation	**(4)**	**(3)**	**(11)**	**(16)**	**(21)**	**(55)**
Balance at 31 December 2004	**61**	**8**	**30**	**34**	**42**	**175**

The land and buildings consist of an office block situated on Erf 5230, 75 President Street, Johannesburg, Gauteng.

The carrying amount of assets under finance leases included in computer equipment is R2 million (2003: R0).

Notes to the annual financial statements

for the year ended 31 December 2004

	GROUP 2004 Rm	GROUP 2003 Rm	COMPANY 2004 Rm	COMPANY 2003 Rm
3. Intangible assets				
Computer software developments				
Cost	**72**	37	**72**	37
Balance at beginning of year	**37**	–	**37**	–
Current year developments	**35**	37	**35**	37
Expensed in current year	**(20)**	–	**(20)**	–
Balance at end of year	**52**	37	**52**	37
4. Investment property				
Balance at beginning of year	**6**	5	**5**	5
Sale of Malawi branch	**(1)**	–		
Fair value gains	**2**	1	**2**	–
Balance at end of year	**7**	6	**7**	5

A register of investment properties at 31 December 2004 is available for inspection at the company's registered office.

The last valuation of investment properties, at 31 August 2004, was done using the capitalisation of income approach.

Investment properties are not mortgaged as security for any liabilities.

	GROUP 2004 Rm	GROUP 2003 Rm	COMPANY 2004 Rm	COMPANY 2003 Rm
5. Available-for-sale investments				
5.1 Non-current				
5.1.1 At cost				
Preference shares – listed	**2**	1	**1**	1
Ordinary shares	**1 575**	1 639	**1 211**	1 304
Listed	**1 539**	1 635	**1 175**	1 302
Unlisted	**36**	4	**36**	2
Unit trusts	**41**	43	–	–
Government securities	**41**	55	–	–
Corporate bonds	–	32	–	–
Public body stock	–	3	–	–
Money market instruments	**736**	930	**700**	900
	2 395	2 703	**1 912**	2 205
5.1.2 At fair value				
Preference shares – listed	**2**	2	**2**	2
Ordinary shares	**3 163**	2 643	**2 454**	2 060
Listed	**3 157**	2 634	**2 453**	2 058
Unlisted	**6**	9	**1**	2
Unit trusts	**65**	64	–	–
Government securities	**48**	64	–	–
Corporate bonds	–	35	–	–
Public body stock	–	3	–	–
Money market instruments	**737**	960	**700**	930
	4 015	3 771	**3 156**	2 992

	GROUP 2004 Rm	GROUP 2003 Rm	COMPANY 2004 Rm	COMPANY 2003 Rm
5. Available-for-sale investments (continued)				
5.2 Current				
5.2.1 At cost				
Government securities	**14**	14	**–**	–
Corporate bonds	**32**	–	**–**	–
Public body stock	**3**	–	**–**	–
	49	14	**–**	–
5.2.2 At fair value				
Government securities	**15**	16	**–**	–
Corporate bonds	**34**	–	**–**	–
Public body stock	**3**	–	**–**	–
	52	16	**–**	–
Non-current government securities mature between one and five years. Interest rates on government securities vary between 9,5% – 12,5% (2003: 9,5% – 38,0%).				
Included in the above amounts are investments, at fair value, in fellow subsidiary companies in respect of:				
Listed ordinary shares	**73**	106	**63**	91
Included in the above amounts are investments, at fair value, in the ultimate holding company arising from the acquisition of CGU:	**23**	18		
5.3 Listed ordinary shares by sector				
Resources	**927**	990	**740**	795
Financial	**1 096**	840	**870**	530
Real estate	**60**	45	**46**	35
Industrial	**1 074**	759	**797**	698
	3 157	2 634	**2 453**	2 058

5.4 Major equity investments

The group's most significant listed equity investments at 31 December 2004 are set out below and comprise in aggregate 29,7% of total assets and 71,2% of the equity portfolio. The analysis shown reflects the percentage of the total market value at 31 December 2004 of the equity investments.

Name of company	Fair value Rm	% of equity portfolio
Anglo American plc	378	12,0
BHP Billiton plc	211	6,7
South African Eagle Insurance Company Limited	204	6,5
Sasol Limited	186	5,9
Sanlam Limited	183	5,8
Richemont Securities AG	181	5,7
Standard Bank Investment Corporation Limited	168	5,3
Rembrandt Group Limited	149	4,7
SABMiller plc	125	4,0
Barlow Limited	87	2,8
RMB Holdings Limited	86	2,7
Impala Platinum Mines Limited	76	2,4
Nedcor Limited	73	2,3
First Rand Limited	72	2,3
Imperial Holdings Limited	68	2,1

A register of investments at 31 December 2004 is available for inspection at the company's registered office.

Notes to the annual financial statements

for the year ended 31 December 2004

	GROUP		COMPANY	
	2004 Rm	2003 Rm	**2004 Rm**	2003 Rm
6. Loans advanced				
Loans advanced comprise mortgages to staff and are granted at interest rates varying from 1% – 11% (2003: 1% – 11,5%). Personal loans are included in other receivables.				
Mortgages:				
At cost	**48**	53	**48**	52
At fair value	**36**	42	**35**	40
7. Interest in subsidiary companies				
Shares at cost less amounts written off			**998**	1 003
Adjustment to fair value			**378**	175
			1 376	1 178
Amounts due from subsidiaries			**134**	123
			1 510	1 301
Amounts due to subsidiaries			**(132)**	(198)
			1 378	1 103

Refer page 98 for details of the interest in subsidiary companies.

The position and results of the unconsolidated Zimbabwean subsidiary company are as follows:

Assets and liabilities				
Investments			**–**	1
Investment in associated companies			**26**	7
Net asset value			**26**	8
Results for the year				
Investment income			**1**	1
Share of associated companies' retained income			**27**	5
Unrealised loss on translation			**(10)**	(3)

	GROUP		COMPANY	
	2004	2003	**2004**	2003
	Rm	Rm	**Rm**	Rm
8. Interest in associated companies				
Investment at cost	**105**	109	**105**	105
Share of post acquisition income	**98**	68	**98**	68
Share of post acquisition reserve movements	**10**	13	**10**	11
	213	190	**213**	184
Balance at beginning of year	**190**	96	**184**	88
Loan to associate	**–**	2	**–**	–
Share of net income after tax	**30**	33	**30**	33
(Disposal)/acquisition of associated companies	**(6)**	68	**–**	68
Share of reserve movements	**(1)**	(9)	**(1)**	(5)
Balance at end of year	**213**	190	**213**	184

Details of associated companies	**Nature of business**	**% held 2004**	% held 2003	**% voting power**
Credit Guarantee Insurance Corporation of Africa Limited ("CGIC")	Short-term insurance	**51,0**	51,0	25,0*
IGI House Investments (Proprietary) Limited (incorporated in Namibia) ("IGI House")	Property	–	33,3	–

**The results of the company are not consolidated as the group does not exercise management control (refer to note 30: Post-balance sheet events).*

The investment in IGI House was sold with effect from 22 September 2004.

	CGIC		**IGI House**
	2004	2003	2003
	Rm	Rm	Rm
Post acquisition retained earnings of associates			
Share of opening retained earnings	**68**	35	–
Current year: Share of associates' income after tax	**30**	33	–
Share of closing retained earnings	**98**	68	–
Summarised financial statements of associates			
Property and equipment	**15**	16	18
Investments	**532**	434	–
Current assets	**305**	352	–
Total assets	**852**	802	18
Share capital	**3**	3	–
Reserves	**415**	358	6
Non-current liabilities	**25**	22	12
Deferred tax	**20**	14	–
Technical provisions	**281**	287	–
Current liabilities	**108**	118	–
Total equity and liabilities	**852**	802	18
Gross premiums written	**448**	504	–
Profit/(loss) before taxation	**203**	88	(17)
Taxation	**63**	15	–
Profit/(loss) after taxation	**140**	73	(17)

There are no contingent liabilities relating to the group's and company's interest in the associates.

Notes to the annual financial statements

for the year ended 31 December 2004

	GROUP		COMPANY	
	2004	2003	**2004**	2003
	Rm	Rm	**Rm**	Rm
9. Goodwill				
Cost	**205**	205		
Accumulated amortisation	**(84)**	(63)		
Balance at beginning of year	**(63)**	(42)		
Current year amortisation	**(21)**	(21)		
Balance at end of year	**121**	142		
Goodwill arising from the acquisition of:				
Cougar Investment Holding Company Limited	**84**	99		
Sentrasure Limited	**12**	15		
Fedsure General Insurance Namibia Limited	**25**	28		
	121	142		
10. Cash and cash equivalents				
Cash at bank and in hand	**1 239**	1 007	**705**	559
Short-term bank deposits	**189**	189	**–**	–
	1 428	1 196	**705**	559
11. Share capital and share premium				
11.1 Authorised				
350 000 000 shares of 10 cents each	**35**	35	**35**	35
11.2 Issued				
247 414 424 (2003: 245 180 824) shares of 10 cents each	**25**	25	**25**	25
Share premium	**128**	114	**128**	114
	153	139	**153**	139

11.3 Reconciliation of outstanding share options

	Group and Company	
	2004	2003
	Number	Number
Balance at beginning of year	**6 393 600**	7 212 400
Issued during the year (refer note 27.3)	**1 196 400**	1 183 400
Exercised during the year (refer note 27.3)	**(2 233 600)**	(1 840 300)
Lapsed during the year	**(245 100)**	(161 900)
Balance at end of year	**5 111 300**	6 393 600

The remaining 94 893 776 (2003: 94 893 776) unissued shares were placed under the control of the directors at the annual general meeting held on 4 May 2004 until the commencement of the next annual general meeting.

	GROUP 2004 Rm	GROUP 2003 Rm	COMPANY 2004 Rm	COMPANY 2003 Rm
12. Interest bearing loans				
Secured interest bearing loan, with interest payable monthly, at 2,4% below prime. There are no fixed repayment terms.#	–	27	–	–
Finance lease liability*	**2**	–	**2**	–
	2	27	**2**	–

#This loan relates to a consolidated special purpose entity, Jesop Finance Company (Proprietary) Limited, operating as a finance company.

**Finance lease liabilities relating to computer equipment, are effectively secured as the rights to the leased assets revert to the lessor in the event of default.*

	GROUP 2004 Rm	GROUP 2003 Rm	COMPANY 2004 Rm	COMPANY 2003 Rm
Finance lease liabilities – minimum lease payments				
Not later than 1 year	**1**	–	**1**	–
Later than 1 year and not later than 5 years	**1**	–	**1**	–
	2	–	**2**	–
Present value of finance lease liabilities	**2**	–	**2**	–
The present value of finance lease liabilities is as follows:				
Not later than 1 year	**1**	–	**1**	–
Later than 1 year and not later than 5 years	**1**	–	1	–
	2	–	**2**	–
13. Provisions				
13.1 Non-current provisions				
Post-retirement medical aid benefits				
Balance at beginning of year	**97**	93	**97**	63
Provisions raised during the year	**3**	4	**3**	34
Balance at end of year	**100**	97	**100**	97
(Refer to note 27.2 for more detail on the group's medical aid fund.)				
13.2 Current provisions				
Leave and bonus provision				
Balance at beginning of year	**58**	41	**58**	40
Provisions raised during the year	**39**	17	**36**	18
Balance at end of year	**97**	58	**94**	58

Notes to the annual financial statements

for the year ended 31 December 2004

	GROUP		COMPANY	
	2004	2003	**2004**	2003
	Rm	Rm	**Rm**	Rm
14. Deferred taxation				
Balance at beginning of year	**58**	37	**25**	(10)
Change in accounting policy (refer note 23)	**–**	(7)	**–**	(3)
Charge to income statement	**67**	28	**57**	38
Balance at end of year	**125**	58	**82**	25
Analysis of major temporary differences				
Provisions	**(59)**	(56)	**(68)**	(56)
Prepaid pension fund contributions	**–**	10	**–**	–
Contingency reserve	**9**	10	**–**	–
Capital gains tax	**181**	104	**153**	84
STC credits	**(6)**	(10)	**(3)**	(3)
	125	58	**82**	25
15. Claims incurred net of reinsurance				
Claims paid	**3 927**	3 739	**3 290**	2 853
Gross amount	**4 235**	4 132	**3 474**	3 120
Reinsurers' share	**(308)**	(393)	**(184)**	(267)
Change in provision for outstanding claims	**270**	139	**280**	194
Gross amount	**281**	272	**370**	252
Reinsurers' share	**(11)**	(133)	**(90)**	(58)
	4 197	3 878	**3 570**	3 047
Claims include:				
Claims incurred	**3 897**	3 657	**3 287**	2 840
Claims administration expenses	**300**	221	**283**	207
	4 197	3 878	**3 570**	3 047
16. Acquisition expenses				
Acquisition expenses paid	**1 331**	959	**1 041**	733
Gross amount	**1 484**	1 101	**1 147**	862
Reinsurers' share	**(153)**	(142)	**(106)**	(129)
Change in provision for deferred acquisition costs	**(15)**	12	**(7)**	4
Gross amount	**1**	–	**14**	(19)
Reinsurers' share	**(16)**	12	**(21)**	23
	1 316	971	**1 034**	737

	GROUP		COMPANY	
	2004	2003	**2004**	2003
	Rm	Rm	**Rm**	Rm

17. Management expenses

17.1 Management and claims administration expenses include:

	GROUP 2004 Rm	GROUP 2003 Rm	COMPANY 2004 Rm	COMPANY 2003 Rm
Staff costs	**550**	488	**531**	466
Salaries	**451**	395	**434**	374
Employer contribution to retirement fund	**39**	34	**37**	33
Other	**60**	59	**60**	59
Audit fees – audit services	**4**	4	**4**	4
Depreciation	**55**	45	**55**	44
Profit on sale of property and equipment	**(4)**	(2)	**(4)**	(3)
Loss on foreign exchange	**2**	3	**2**	3
Repairs and maintenance on property and equipment	**3**	2	**3**	2
Rentals under operating leases	**33**	31	**29**	29
Office equipment	**9**	11	**8**	10
Property	**24**	20	**21**	19
Directors' emoluments				
Executive directors – for managerial remuneration			**3**	3
Non-executive directors – for services as directors			**2**	1

Notice periods in respect of the executive director do not exceed one year. Non-executive directors are not bound by service contracts.

17.2 Directors' emoluments

2004 R000	**Fees**	**Basic salary**	**Other**	**Bonus**	**Pension contri-bution**	**Total**
K T M Saggers	**165**		**497**			**662**
M J Levett[#]	**132**					**132**
B Campbell*	**66**	**2 160**		**832**	**188**	**3 246**
Salary		**1 734**				
Long leave encashment		**426**				
R M Head	**40**					**40**
R O Hudson[#]	**30**					**30**
A M Hyatt	**66**					**66**
P D Jones Vilakazi	**66**					**66**
D Konar	**99**					**99**
S P G Lee[#]	**23**					**23**
C F Liebenberg	**34**					**34**
R P Menell	**88**					**88**
M L Ndlovu	**43**					**43**
J V F Roberts[#]	**103**					**103**
E P Theron	**99**					**99**
R A Williams	**138**					**138**
	1 192	**2 160**	**497**	**832**	**188**	**4 869**

[#] *Remuneration payable to the company by whom the director is employed, and not to the individual.*
**Executive director.*

Notes to the annual financial statements

for the year ended 31 December 2004

17. Management expenses (continued)

17.2 Directors' emoluments (continued)

2003 R000	Fees	Basic salary	Other	Bonus	Pension contri-bution	Total
K T M Saggers	150		456			606
M J Levett*	120					120
B Campbell*	60	1 526		786	172	2 544
R J Gunn	15					15
R O Hudson	80					80
A M Hyatt	60					60
P D Jones Vilakazi	8					8
D Konar	8					8
S P G Lee*	26					26
C F Liebenberg	90					90
R P Menell	80					80
J V F Roberts*	110					110
E P Theron	90					90
R A Williams	140					140
	1 037	1 526	456	786	172	3 977

Remuneration payable to the company by whom the director is employed, and not to the individual.
**Executive director.*

17.3 Executive director's share options

	Date of issue	Number	Strike price (R)	Date exercised
B Campbell				
Balance at 31 December 2003		769 900		
Share options exercised during the current financial year		415 200		
	01/07/1998	50 000	8,06	28/05/2004
	01/07/1998	157 600	8,06	11/06/2004
	17/11/1998	207 600	3,52	27/10/2004
Share options issued during the current financial year		95 000		
	10/11/2004	95 000	20,00	
Outstanding share options at 31 December 2004		**449 700**		

	Date of issue	Number	Strike price (R)	Exercisable before
Outstanding share options consisting of:	16/11/1999	74 600	4,33	15/11/2005
	01/01/2001	61 700	9,00	31/12/2006
	12/11/2001	61 700	11,50	11/11/2007
	12/11/2002	61 700	11,70	10/11/2008
	11/11/2003	95 000	12,50	10/11/2009
	10/11/2004	95 000	20,00	09/11/2010
		449 700		

	GROUP		COMPANY	
	2004	2003	**2004**	2003
	Rm	Rm	**Rm**	Rm
18. Preference shareholders				
The group operates an insurance subsidiary offering cell captive facilities to clients. Income accruing in respect of these arrangements ultimately belongs to the clients and is therefore excluded from group earnings.				
Underwriting surplus	**54**	52		
Interest income	**6**	–		
Taxation	**(18)**	(16)		
	42	36		
19. Investment income				
19.1 Dividends, interest and property income				
Dividends – listed investments	**96**	93	**76**	66
– subsidiary companies			**88**	8
– associated companies	**42**	5	**42**	5
Total dividends	**138**	98	**206**	79
Interest and rentals received	**191**	256	**123**	172
Interest paid	**(2)**	(15)	–	(15)
	327	339	**329**	236
19.2 Unrealised surplus on investments				
Relating to current year disposals	**110**	69	**97**	60
Current year fair value changes	**487**	88	**561**	234
Unrealised foreign exchange (losses)/gains	**(15)**	3	**–**	–
	582	160	**658**	294
20. Abnormal items				
Retrenchment costs	**(21)**	–	**(21)**	–
Contingent asset not previously recognised	**26**	–	**26**	–
Pension fund asset impaired	**(35)**	–	**12**	–
	(30)	–	**17**	–
21. Taxation				
21.1 South African and foreign				
Current	**280**	211	**228**	129
Current year	**275**	224	**223**	143
Prior year	**5**	(13)	**5**	(14)
Deferred	**63**	31	**57**	38
Secondary tax on companies	**117**	8	**112**	11
Paid	**113**	11	**112**	11
Deferred	**4**	(3)	**–**	–
	460	250	**397**	178

Notes to the annual financial statements

for the year ended 31 December 2004

	GROUP		COMPANY	
	2004	2003	**2004**	2003
	%	%	**%**	%
21. Taxation (continued)				
21.2 Reconciliation of tax rate				
Standard rate	**30,0**	30,0	**30,0**	30,0
Non-taxable income	**(9,4)**	(3,7)	**(13,2)**	(8,9)
Disallowed expenditure	**0,3**	0,1	**0,3**	0,7
Goodwill	**0,4**	0,7		
Secondary tax on companies and withholding tax	**7,2**	1,2	**6,7**	1,4
Foreign tax rate differential	**(0,2)**	0,1	**–**	–
Prior year adjustment	**0,1**	(1,4)	**0,1**	(1,7)
Effective rate	**28,4**	27,0	**23,9**	21,5

22. Earnings per share

22.1 Basic earnings per share

Basic earnings per share are calculated on the net income of R1 148 million (2003: R673 million). The weighted average number of shares in issue during the period was 245 855 173 (2003: 244 051 045).

22.2 Diluted earnings per share

Diluted earnings per share is determined by adjusting the weighted average number of ordinary shares outstanding to assume conversion of all dilutive potential ordinary shares. The company has only one category of dilutive potential ordinary shares, namely share options. For the share options, a calculation is done to determine the number of shares that could have been acquired at fair value (determined as the average market share price of the company's shares) based on the monetary value of the subscription rights attached to outstanding share options. The number of shares calculated as above is compared with the number of shares that would have been issued assuming the exercise of the share options. The difference is added to the denominator as an issue of ordinary shares for no consideration. No adjustment is made to earnings (numerator).

	GROUP	
	2004	2003
Reconciliation of diluted weighted average number of shares		
Weighted average number of ordinary shares in issue	**245,9**	244,1
Adjustment for share options	**2,1**	0,9
Diluted weighted average number of ordinary shares	**248,0**	245,0

22.3 Headline earnings per share

Headline earnings per share are calculated on the net income, adjusted for goodwill, of R1 169 million (2003: R694 million). The weighted average number of shares in issue during the period was 245 855 173 (2003: 244 051 045).

Reconciliation of headline earnings

Net income	**1 148**	673
Goodwill	**21**	21
Headline earnings	**1 169**	694

22.4 Diluted headline earnings per share

Headline earnings per share are calculated on the net income, adjusted for goodwill, of R1 169 million (2003: R694 million). The diluted weighted average number of shares in issue during the period was 248 034 988 (2003: 244 941 380).

	GROUP 2004 Rm	GROUP 2003 Rm	COMPANY 2004 Rm	COMPANY 2003 Rm
23. Change in accounting policy				
During the year the company changed its accounting policy with regard to deferrred tax on STC credits in terms of AC501. The change was effected to bring the accounting policy in line with the new accounting statement on "Accounting for Secondary Tax on Companies" (STC).				
STC credits which were not previously recognised as a deferred tax asset are now recognised as a deferred tax asset to the extent that it is probable that they will be utilised against future dividend declarations.				
The new accounting policy has been applied retrospectively by adjusting opening retained income for 2003. Comparative figures have been restated.				
The change in accounting policy had the following impact:				
Retained income as previously reported		2 379		2 307
Adjustment relating to periods before 31 December 2002		7		3
Restated retained income		2 386		2 310
Adjustment relating to the year ended 31 December 2003		3		–
24. Cash generated by operations				
Underwriting surplus	**663**	392	**568**	248
Adjusted for:				
Abnormal items	**5**	–	**17**	–
Increase in technical provisions	**235**	149	**283**	329
Depreciation of property and equipment	**55**	45	**55**	44
Profit on sale of property and equipment	**(4)**	(2)	**(4)**	(3)
Changes in working capital:				
Decrease/(increase) in net agents' and reinsurers' balances	**27**	22	**15**	(27)
Decrease/(increase) in other receivables	**12**	23	**(24)**	(45)
Decrease in other payables	**22**	12	**3**	8
Net (decrease)/increase in deposits with/by reinsurers	**(15)**	(34)	**(6)**	35
(Decrease)/increase in interest bearing loans	**(25)**	(73)	**2**	–
Increase in non-current provisions	**3**	4	**3**	34
Increase in current provisions	**39**	17	**36**	18
Effect of foreign exchange translation on working capital	**(15)**	–	**–**	–
	1 002	555	**948**	641
25. Disposal of branch of subsidiary				
With effect from 1 January 2004, CGU Insurance Limited sold its branch operations in Malawi and all related assets and liabilities.				
Assets and liabilities disposed of:				
Non-current assets	**7**			
Technical reserves	**7**			
Current assets	**8**			
Total assets	**22**			
Technical liabilities	**15**			
Total other liabilities	**3**			
Net assets	**4**			

Notes to the annual financial statements

for the year ended 31 December 2004

	GROUP		COMPANY	
	2004	2003	**2004**	2003
	Rm	Rm	**Rm**	Rm
25. Disposal of branch of subsidiary (continued)				
The profit on disposal was determined as follows:				
Net assets sold	**4**			
Proceeds from sale	**4**			
Profit on disposal	**–**			
Tax thereon	**–**			
After-tax profit on disposal	**–**			
The net cash inflow on sale of the branch is determined as follows:				
Proceeds from sale	**4**			
Less: cash and cash equivalents in branch sold	**3**			
Net cash inflow on sale	**1**			

26. Related party transactions

During the year the company and its subsidiaries, in the ordinary course of business, entered into various transactions with fellow subsidiary companies. These transactions occurred under terms that are no less favourable than those arranged with third parties.

	GROUP	
	2004	2003
	Rm	Rm
26.1 Transactions with fellow subsidiaries		
Premium received for insurance cover	**43**	41
Acquisition expenses	**(71)**	(69)
Claims paid	**(30)**	(24)
Administration fee income	**17**	–
Interest and dividends received	**64**	94
Rentals paid	**(16)**	(12)
Bank charges and administration fees paid	**(2)**	(3)
26.2 Year-end balances with related parties		
Payable to related parties		
Old Mutual – holding company	**1**	1
	1	1
Receivable from related parties		
Nedcor – fellow subsidiary	**505**	856
	505	856

26.3 Doubtful debts

There was neither a provision for doubtful debts, nor any bad debt written off during the year, that relates to related parties.

27. Employee benefits

27.1 Retirement funds

The group operates pension funds for all permanent staff and there are currently two separate funds in operation. Both of these funds are governed by the Pension Fund Act, 1956 and each is comprised mainly of a defined contribution section and a small defined benefit section.

Statutory valuations have been conducted in respect of both funds at 30 June 2004, using the projected unit credit method for the defined benefit sections. The valuations indicate a combined surplus of R102 million.

In complying with the Pension Funds Second Amendment Act, plans for the distribution of the surpluses will be submitted by 31 December 2005. The determination of the distributable surplus is well progressed and includes the identification and determination of minimum benefit amounts due to prior members and pensioners. The valuations include a number of realistic assumptions and based on these preliminary results, in aggregate, a small surplus will be attributable to the employer. Due to the uncertainty relating to the distribution, the group has not raised an asset in this regard in the balance sheet.

27.2 Medical aid funds

The group contributes to a defined benefit medical aid scheme for the benefit of permanent employees and their dependants. In 2004 an increase in the provision of R3 million was debited to the income statement (2003: R4 million). On the basis of current practice, which is reviewed annually, actuarially determined present value of future medical aid obligations, using the projected unit credit method, for early retirees is R100 million at 31 December 2004 (2003: R97 million) for which provision is made in full. The group has no further post-retirement medical aid obligations for current or retired employees.

27.3 Share options

Share options issued during the year

During the year 1 196 400 share options were issued to management and executives of the group in terms of the share option scheme to acquire new shares in the company as follows (2003: 1 183 400 shares at an exercise price per share between R13,50 and R16,00):

Number	Date issued	Strike price (R)
72 000	01/01/2004	13,60
114 000	17/05/2004	14,50
72 000	01/08/2004	18,50
36 000	01/10/2004	18,50
902 400	10/11/2004	20,00
1 196 400		

Share options exercised during the year

During the year 2 233 600 share options were exercised by management and executives as follows (2003: 1 840 300 shares at an exercise price per share between R1,81 and R15,20):

Number	Date exercised	Strike price (R)
48 700	03/03/2004	4,16 – 15,20
27 700	10/03/2004	7,02 – 8,24
26 700	16/04/2004	7,02 – 12,50
1 820	07/05/2004	7,92
52 280	17/05/2004	3,33 – 15,20
74 200	01/06/2004	7,70 – 8,06
208 300	17/06/2004	4,16 – 10,14
70 700	25/06/2004	3,99 – 12,50
37 300	07/07/2004	15,20 – 16,00
265 100	12/08/2004	2,68 – 12,50
39 300	19/08/2004	7,02 – 12,50
33 100	26/08/2004	7,02 – 12,50
13 200	15/09/2004	4,20 – 9,00
258 300	29/09/2004	3,52 – 9,00
81 500	12/10/2004	3,52 – 12,50
385 700	29/10/2004	0,66 – 12,50
289 600	12/11/2004	3,52 – 11,50
255 200	26/11/2004	3,52 – 11,50
33 700	14/12/2004	4,35 – 11,50
31 200	21/12/2004	4,42 – 11,50
2 233 600		

Notes to the annual financial statements

for the year ended 31 December 2004

28. Financial risk management

The group does not actively trade in financial instruments, but in the normal course of operations, the group is exposed to currency, interest rate, credit and liquidity risk. In order to manage these risks the group has developed a comprehensive risk management process to facilitate, control and monitor these risks.

28.1 Currency risk

Foreign currency risk is created due to the influence of exchange rate fluctuations. Mutual & Federal has a policy not to take out cover on outstanding foreign currency transactions as these transactions take place on an ad hoc basis. The group's exposure at year-end is disclosed as follows:

	Foreign asset/ (liability) 000	R000	Exchange rate R1=
British Pound	(27)	(295)	0,09134
Canadian Dollar	(2)	(11)	0,21160
European Euro	(9)	(71)	0,13155
Japanese Yen	(11 150)	(607)	18,36911
Malawi Kwacha	361	19	19,00070
Namibian Dollar	(184)	(184)	1,00000
Swaziland Emalengeni	(353)	(353)	1,00000
US Dollar	980	5 572	0,17593

28.2 Interest rate risk

Fluctuations in interest rates impact on the value of short-term cash investments, giving rise to price risk. Other than ensuring optimum money market rates for deposits, the group does not make use of financial instruments to manage this risk. Formal policies, procedures and limits have been put in place for derivative instruments. Interest rate risk exposure is limited to the variable interest rate loan disclosed in note 12.

28.3 Credit risk

The group has exposure to credit risk, which is the risk that a counterparty will be unable to pay amounts in full when due. Key areas where the group is exposed to credit risk are:

- reinsurers' share of insurance liabilities,
- amounts due from reinsurers in respect of claims already paid,
- amounts due from insurance policyholders, and
- amounts due from insurance contract intermediaries.

The group structures the levels of credit risk it accepts by placing limits on its exposure to a single counterparty, or groups of counterparties, and to geographical and industry segments. Such risks are subject to an annual or more frequent review.

Reinsurance is used to manage insurance risk. This does not, however, discharge the group's liability as primary insurer. If a reinsurer fails to pay a claim for any reason, the group remains liable for the payment to the policyholder. The creditworthiness of reinsurers is considered regularly by reviewing their financial strength prior to the finalisation of any contract.

The major concentration of credit risk arises from the group's receivables and investment securities in relation to the location of customers and issuers. No collateral is required in respect of financial assets. Reputable financial institutions are used for investing and cash handling purposes.

Mechanisms are in place to monitor the risk of default by individual policyholders. Exposures to individual policyholders and groups of policyholders are collected within the ongoing monitoring of the controls associated with regulatory solvency. Where there exists significant exposure to individual policyholders, or homogenous groups of policyholders, a financial analysis equivalent to that conducted for reinsurers is carried out by the group risk department.

Internal audit makes regular reviews to assess the degree of compliance with the group procedures on credit.

At balance sheet date there were no significant concentrations of credit risk. The maximum exposure to credit risk is represented by the carrying value of each financial asset in the balance sheet.

28. Financial risk management (continued)

28.4 Liquidity risk

The group is exposed to daily calls on its available cash resources mainly from claims arising. Liquidity risk is the risk that cash may not be available to pay obligations when due at a reasonable cost. The group sets limits on the minimum proportions of maturing funds available to meet such calls and unexpected levels of demand.

28.5 Fair values

The carrying values of all financial instruments approximated fair values reflected in the balance sheet due to the short-term maturities of these assets and liabilities.

29. Operating lease commitments

The company leases certain of its office buildings and office equipment in terms of operating leases. The company does not have an option to acquire the assets at termination of the lease. There are no escalation clauses or restrictions imposed by the leases.

	GROUP		COMPANY	
	2004 Rm	2003 Rm	**2004 Rm**	2003 Rm
Total future minimum lease payments under non-cancellable operating leases	**141**	105	**141**	105
Not later than 1 year	**23**	33	**23**	33
Between 1 and 5 years	**111**	72	**111**	72
More than 5 years	**7**	–	**7**	–

30. Post-balance sheet events

The group has a 51% shareholding in Credit Guarantee Insurance Corporation of Africa Limited (CGIC) but the results of this subsidiary have not been consolidated with those of the group, as the group was not able to exercise management control during the year as a result of restrictions on voting rights contained in the Articles of Association of CGIC. The articles were formally amended early in 2005, thereby removing the restriction on voting rights. The company's voting rights now equal its shareholding.

There were no other post-balance sheet events which affected the presentation of the financial statements for the year ended 31 December 2004.

Interest in subsidiary companies

		Issued share capital 2004 Rm	Issued share capital 2003 Rm	Fair value of shares in subsidiaries 2004 Rm	Fair value of shares in subsidiaries 2003 Rm	Indebtedness by/(to) subsidiaries 2004 Rm	Indebtedness by/(to) subsidiaries 2003 Rm
DIRECTLY HELD							
Cougar Investment Holding Company Limited	(a)	**5**	5	**800**	715	**98**	99
Mutual & Federal Company of Zimbabwe (Private) Limited#	(a)	**–**	–	**–**	–	**–**	–
Mutual & Federal Insurance Company of Botswana Limited*	(b)	**13**	13	**95**	73	**17**	10
Mutual & Federal Insurance Company of Namibia Limited+	(b)	**10**	10	**182**	128	**9**	(59)
Mutual & Federal Risk Financing Limited	(b)	**3**	3	**299**	254	**(31)**	(23)
Mutual & Federal Risk Financing Limited (redeemable preference shares) (85%)		**–**	–	**–**	–	**–**	–
Portion 1 of Stand 210 Rosebank (Proprietary) Limited (75%)	(c)	**–**	–	**–**	6	**(2)**	(7)
INDIRECTLY HELD							
CGU Insurance Limited	(a)	**10**	10	**909**	822	**(99)**	(67)
Equestrian Risk Services (Proprietary) Limited	(c)	**–**	–	**–**	–	**–**	–
Fedsure General Insurance Namibia Limited+	(c)	**13**	13	**16**	90	**–**	14
Huis-en-Haard Beskermingskoöperasie	(c)	**–**	–	**–**	–	**–**	–
Jesop Finance Company (Proprietary) Limited (50%)	(d)	**–**	–	**–**	–	**–**	(19)
Sentrasure Limited	(a)	**169**	169	**368**	332	**10**	(21)
COMPANIES DEREGISTERED IN 2004							
Royal Fire and General Company Limited		**–**	2	**–**	2	**–**	(2)
South African Mutual Fire and General Company Limited		**–**	–	**–**	–	**–**	–
Agricor Risk Acceptances (Proprietary) Limited		**–**	–	**–**	–	**–**	–
Agricor Risk Management Services (Proprietary) Limited		**–**	–	**–**	–	**–**	–
Erf 1263 Otjiwarongo (Proprietary) Limited+		**–**	–	**–**	–	**–**	–

**Incorporated in Botswana*
#Incorporated in Zimbabwe
+Incorporated in Namibia

(a) *Investment holding company*
(b) *Short-term insurance*
(c) *Dormant company*
(d) *Finance company*

All holdings are 100% unless otherwise indicated.

The group's share of the after-tax results of subsidiaries for the year ended 31 December 2004 was as follows:
Profits: R245 million (2003: R252 million).

Shareholder information

	Number of shareholders	%	Number of shares	%
Shareholder spread				
1 – 1 000 shares	416	33.49	243 911	0,10
1 001 – 10 000 shares	592	47,67	2 477 353	1,00
10 001 – 100 000 shares	188	15,14	5 700 661	2,30
100 001 – 1 000 000 shares	38	3,06	10 289 518	4,16
1 000 001 shares and over	8	0,64	228 702 981	92,44
	1 242	**100,00**	**247 414 424**	**100,00**
Distribution of shareholders				
Strategic holdings	3	0,24	215 252 247	87,00
Mutual funds	35	2,82	8 524 907	3,45
Insurance companies	15	1,21	7 202 732	2,91
Pension funds	45	3,62	5 461 267	2,21
Individuals	778	62,64	4 339 190	1,75
Nominees and trusts	233	18,76	2 411 841	0,97
Banks	15	1,21	2 097 910	0,85
Private companies	48	3,86	851 029	0,34
Investment companies	18	1,45	460 832	0,19
Public companies	4	0,32	313 850	0,13
Other corporations	13	1,05	204 604	0,08
Endowment funds	15	1,21	168 831	0,07
Close corporations	18	1,45	111 084	0,04
Medical aid schemes	2	0,16	14 100	0,01
	1 242	**100,00**	**247 414 424**	**100,00**
Public/Non-public shareholders				
Non-public shareholders	13	1,05	215 682 147	87,17
Directors and associates of the company holdings	12	0,97	431 900	0,17
Strategic holdings (more than 10%)	1	0,08	215 250 247	87,00
Public shareholders	1 229	98,95	31 732 277	12,83
	1 242	**100,00**	**247 414 424**	**100,00**
Top 10 beneficial shareholders				
Old Mutual Group			215 889 647	87,26
Liberty Group			4 819 931	1,95
Investec			3 385 959	1,37
Public Investment Commissioner			2 563 400	1,04
Rand Merchant Bank			2 095 453	0,85
Capital Alliance			1 520 413	0,61
Santam			1 464 796	0,59
Namibian Government Institutions Pension Fund			1 349 000	0,55
Peregrine			781 481	0,32
Sage			528 473	0,21
Registered shareholders holding more than 1 000 000 shares				
Mutual & Federal Investments			215 250 247	87,00
Liberty Life Association of Africa Limited			4 259 831	1,72
Public Investment Commissioner			2 563 400	1,04
Rand Merchant Bank			1 541 100	0,62
Santam Investec Portfolio			1 464 396	0,59
Capital Alliance Absolute Return Fund			1 415 813	0,57
Investec Special Focus Fund			1 186 794	0,48
Investec Opportunity Fund			1 021 400	0,41

Managers and branch organisation

Department	Group Manager
Accounting Services	J S Smit
Actuarial	E O Paul, B.Sc.(Hons)., F.F.A., C.F.A.
Administration	A M Dias, H.D. Bus. Man.
Advertising and Communications	L G M Comyn, B.A.
Agriculture	J H du Plessis
Business Development	P Morris, F.C.I.I.
Claims Development	K M Lawrence, B.L., LL.B., A.I.I.S.A.
Commercial Schemes	D A Hopcroft
Commercial Technical	W V Richards, F.I.I.S.A.
Corporate Accounting	J R Heunes, Dip. Bus. Man.
Crop	S Calvin
Financial Services	K H Kietzman, B.Compt.(Hons.), C.A.(S.A.)
Governance	M P Arnold, B.Com., B.Acc.
Group Procurement	P Geyer, B.Tech.
Human Resources	M Low, B.Admin.
Information Services	L Gennari R Roxburgh, B.Sc. I M Williamson, M.Comm. K Wishart L Wolmarans, EDP Dip.
Internal Audit	P M J Hancock, B.Compt.(Hons.) C.A.(S.A.), C.I.A.
Investments	A J Uren, B.Com.
Legal	A T Bouwer, B.Iur., LL.B., Dip.LL.
Old Mutual Liaison	S Isaacs, A.C.I.I., A.I.I.S.A.
Personal Business	L Friend, A.I.I.S.A. R E Jatho, A.C.I.I., A.I.I.S.A. L A Robertson, A.I.I.S.A.
Personal Business Technical	L Beckbessinger, F.C.I.I., F.I.I.S.A.
Reinsurance	G D Montagnani, B.A., A.I.I.S.A.
Specialist Investigation	P J K Viljoen, B.A. Police Science, B.A.(Hons.)

Johannesburg

Branch	Regional Manager
Claims Commercial P O Box 1120 Telephone (011) 374 2162 Fax (011) 374 2100	**P R Pepperell,** F.C.I.I. *P Christofides, B.Juris *S Close, B.Sc. *E Coetzee, F.I.I.S.A. *D Y Koelman, B.A., A.I.I.S.A. *N Green, B.A., H.C.I.I. *A Louw, B.Iuris., LL.B. *I T McKinley, I.Eng., M.I.I.E., F.I.I.S.A.
Claims Motor P O Box 1120 Telephone (011) 374 9111 Fax (011) 374 2428	**C J Hayhurst,** A.I.I.S.A. *M Coetzee, B.Proc., LLB., A.C.I.I. *A du Toit *P Pienaar *L Rooney *D R Russell
Claims Motor Liability P O Box 1120 Telephone (011) 374 9111 Fax (011) 374 4000	**R Kalima-Moyo,** B.Sc. Bus. Man., M.B.A. *E B Meintjes, A.C.I.I.
Claims Personal P O Box 1120 Telephone (011) 374 2733 Fax (011) 374 2240	**S M Kapito,** M.B.A., I.C.I.B.S. *C Thessner
Corporate Business P O Box 1120 Telephone (011) 374 9111 Fax (011) 374 2371	**S Miller,** A.I.I.S.A. *S Isaacs *P Lowrie, A.I.I.S.A. *M Wedderburn
Engineering Business P O Box 1120 Telephone (011) 374 9111 Fax (011) 374 2676	**T I Kerst,** Pr.Eng., B.Sc.(Eng.), F.I.I.S.A., M.B.L. *S de Wet, ICiBS *D Gouws, B.Eng., A.I.I.S.A. *O van Jaarsveld, I.C.I.B.S. *D Waterworth, B.Sc.(Eng.), A.I.I.S.A., Pr.Eng.
Marine P O Box 1120 Telephone (011) 374 2833 Fax (011) 833 1274	***M G Caietta*** *R Cundill
Risk Financing P O Box 1120 Telephone (011) 374 2177 Fax (011) 374 2461	**B L Ancient** *R K Bezuidenhout, A.C.I.I. Chartered Insurer, A.I.I.S.A. *P Ramdin A.I.A.C. *N Matthews

**Manager*

Other branches

Branch	Regional Manager	Sub/Local Office	Branch Manager
BENONI P O Box 201 Telephone (011) 747 1747 Fax (011) 422 1357	**G C Horn,** A,C.I.I., A.I.I.S.A. *C Stolsie, A.I.I.S.A. *E K Sweet *W L Jorgensen, N.Dip. Marketing COP	**Vereeniging** P O Box 672 Telephone (016) 445 1040 Fax (016) 454 3729	**C Ahrends,** I.C.i.B.S.
BENONI CLAIMS P O Box 201 Telephone (011) 747 1747 Fax (011) 420 1910	**C J Grosch** *B Kasselman *P Panday, A.C.I.I.		
BLOEMFONTEIN P O Box 1085 Telephone (051) 403 7700 Fax (051) 448 9866	**J Squires,** B.Com. *M J Smith *M van der Westhuizen *G Stapelberg, B.A. *S G von Berg, Nat.Dip.Mgt.	**Bethlehem** P O Box 1642 Telephone (058) 303 4557 Fax (058) 303 4759	**A Wiese**
		Kroonstad P O Box 353 Telephone (056) 212 7131 Fax (056) 213 1718	
		Welkom P O Box 614 Telephone (057) 352 6256/7 Fax (057) 352 7369	**J P Moelich**
CAPE TOWN P O Box 16 Telephone (021) 401 6911 Fax (021) 401 6605/6/7/12	**M G D van Leeuwen,** F.C.I.I. F.I.I.S.A. *G V Gore, F.I.A.C., C.F.A.(S.A.) *C M Grove *R O Schultz, F.I.I.S.A.	**Bellville** P O Box 1830 Telephone (021) 910 2011 Fax (021) 910 2016	*G Pennacchini
		Mutual Park P O Box 66 Cape Town Telephone (021) 509 3262 Fax (021) 531 1243	*K E Vels, A.I.I.S.A.
CAPE TOWN CLAIMS P O Box 16 Telephone (021) 401 6911 Fax (021) 401 6601/2/3	**A C W Hill,** F.C.I.I. *G L La Foy, F.C.I.I. *S A Ward, H.C.i.I. *A Weddell, B.Sc.Q.S., F.I.I.S.A.		
DURBAN P O Box 66 Telephone (031) 362 6111 Fax (031) 362 6175	**R C Meer** *L J Brown, A.C.I.I. *H A E Fountain, H.D. Bus. Man. (DMS) *D F Kerrin, F.I.I.S.A.	**Empangeni** P O Box 84 Telephone (035) 772 4811 Fax (035) 772 2179	*G Pansegrouw
DURBAN CLAIMS P O Box 66 Telephone (031) 362 6111 Fax (031) 362 6119	**P J Foley,** F.I.I.S.A. *O S Dixon *R W Wilson, A.I.I.S.A.		

**Manager*

Managers and branch organisation

Other branches continued

Branch	Regional Manager	Sub/Local Office	Branch Manager
EAST LONDON P O Box 608 Telephone (043) 705 4800 Fax (043) 721 0350	**C Dallas,** F.I.I.S.A. *M V Gower *D B Arries, A.I.I.S.A.	**Queenstown** P O Box 428 Telephone (045) 839 3106/7 Fax (045) 838 1194	*A Roodt
KIMBERLEY Private Bag X6063 Telephone (053) 807 5000 Fax (053) 831 2741	*D K Delport *R G Talbot	**Hopetown** P O Box 313 Telephone (053) 203 0534/5 Fax (053) 203 0292	*P J Vermeulen
		Upington P O Box 820 Telephone (054) 338 6000/1/2 Fax (054) 332 4684	*H van Wyk, Dip. Bus. Mgt.
KLERKSDORP P O Box 565 Telephone (018) 464 8800 Fax (018) 462 9238	**G Booysen**, B.Com. (Hons.), A.C.I.I. *J G Blignaut *J J Goosen	**Lichtenburg** P O Box 1643 Telephone (018) 632 1204 Fax (018) 632 5211	*R C Herbst
		Vryburg P O Box 427 Telephone (053) 927 2227/8 Fax (053) 927 3081	*E Vermeulen
NELSPRUIT P O Box 307 Telephone (013) 753 2221/2/3 Fax (013) 752 5912	**G P Kloppers,** F.I.I.S.A. *H Breedt, I.C.i.B.S. *A Loubscher, B.A. (Hons.)	**Ermelo** P O Box 1602 Telephone (017) 819 1117 Fax (017) 811 4814	*J du Toit, Nat.Dip.Mkt.
PAARL P O Box 289 Telephone (021) 860 8500 Fax (021) 872 9264	**M L Glasby,** F.I.I.S.A. *C J van der Merwe *J H Welthagen	**Stellenbosch** P O Box 175 Telephone (021) 808 5500 Fax (021) 808 5570	**M H Nacerodien,** F.I.I.S.A.
		Vredendal P O Box 328 Telephone (027) 213 3263 Fax (027) 213 3204	*J Theron
		Worcester P O Box 206 Telephone (023) 342 2454/5 Fax (023) 342 8769	**C de Jager,** I.C.i.B.S.
PIETERMARITZBURG P O Box 420 Telephone (033) 897 4700 Fax (033) 342 1176/7425	**J Trybus** *N D Bothwell *D G Manning *N R Taylor, A.I.I.S.A.	**Vryheid** P O Box 432 Telephone (034) 980 9856 Fax (034) 980 9703	*A M H Lombaard
		Ladysmith P O Box 372 Telephone (036) 637 7031 Fax (036) 637 2606	*C B Lee
		Newcastle P O Box 2338 Telephone (034) 312 7094/5 Fax (034) 315 2880	**C L Stretch,** F.I.I.S.A.

**Manager*

Other branches continued

Branch	Regional Manager	Sub/Local Office	Branch Manager
PINETOWN P O Box 2178 Telephone (031) 717 8300 Fax (031) 702 9646	**D S Pascal,** F.I.I.S.A. *I Manchest, F.I.I.S.A. *T Achary, I.C.i.B.S., B.A. Law., L.L.B.	**Port Shepstone** P O Box 263 Telephone (039) 682 5825 Fax (039) 682 0097	*M J Marius, H.C.I.I. National Diploma of Organisation & Workstudy
POLOKWANE P O Box 675 Telephone (015) 297 5800 Fax (015) 297 5493/4	**G L Fijma,** F.I.I.S.A. *T Hohls	**Modimolle** P O Box 2136 Telephone (014) 717 1712 Fax (014) 717 1719	*C J C Jansen van Vuuren, A.C.I.I.
		Tzaneen P O Box 3125 Telephone (015) 307 2001 Fax (015) 307 2046	*C S Donaldson
PORT ELIZABETH P O Box 342 Telephone (041) 508 3111 Fax (041) 508 3153	**A R P Shaddock,** Dip.Bus.Man. *T Daniels, A.C.I.I. *M R Delponte, H.Cil. *H Platt *L Westerman, B.Com. *A Fiebiger, A.I.I.S.A.	**George** P O Box 300 Telephone (044) 802 5200 Fax (044) 873 3864	*A Cronje, H.Cil.
PRETORIA P O Box 29357 Sunnyside Telephone (012) 400 8100 Fax (012) 400 8130	**G E Martin,** I.C.i.B.S. *A Fourie *G P Lucas, A.I.I.S.A. *F L Marshall, I.C.i.B.S.	**Witbank** P O Box 2118 Telephone (013) 690 2850 Fax (013) 656 5591	*C van Niekerk
PRETORIA CLAIMS P O Box 29357 Sunnyside Telephone (012) 400 8100 Fax (012) 400 8308	**P D Pau,** B.A., LL.B, I.L.P.A. *A Berge *S Papadopoulos, H.C.I.I.		
RANDBURG **Commercial Business** P O Box 3909 Telephone (011) 777 8400 Fax (011) 886 1901	**A S Errington,** A.I.I.S.A. *J B Goodchild *L L Greer I.C.i.B.S. *C A Kotze, F.I.I.S.A. *J Kayter I.C.i.B.S.		
Personal Business P O Box 1060 Telephone (011) 777 8400 Fax (011) 789 2615	**M P McCann,** A.I.I.S.A., A.C.I.I., Chartered Insurer *M Bown *J Chapman, A.C.I.I. *R R Boggenpoel		
ROODEPOORT P O Box 5802 Telephone (011) 671 7800 Fax (011) 475 7651	**A W G Vögel,** A.I.I.S.A. *W J Badenhorst, B.Proc. *L van Heerden, A.C.I.I.	**Carletonville** P O Box 997 Telephone (018) 786 1147 Fax (018) 788 5758	*R P van Rooyen, COP, I.C.i.B.S.
RUSTENBURG P O Box 518 Telephone (014) 592 1191 Fax (014) 594 1651	**W J J Botha** *L de Koker		

**Manager*

Managers and branch organisation

Managers

Branch	Manager	
Old Mutual Liaison	S C Stevenson	Benoni
	W F Immelman	Bloemfontein & Kimberley
	O La Grange	Cape Town & Paarl
	D J R Blair, A.C.I.I., A.I.I.S.A.	Durban
	I D Dreyer	Johannesburg
	H A Duvenhage	Pietermaritzburg
	E C Albrecht	Pretoria
	F Sepuru, F.I.I.S.A.	Johannesburg – National Trainer
	L H Swanepoel	Johannesburg – National Trainer

Mutual & Federal Insurance Company of Botswana Limited

Branch	Regional Manager
Private Bag 00347	*General Manager*
Gaborone	**B A Kelly,** H.Dip. Proj. M. (DMS)
Telephone (+267) 390 3333	*C F Coleman, A.I.I.S.A., B.A.
Fax (+267) 390 3400	

Mutual & Federal Insurance Company of Namibia Limited

Branch	Regional Manager	Sub/Local Office	Branch Manager
P O Box 151	Managing Director	**Mariental**	**E Erlank**
Windhoek	**G R Katjimune,** B.A.(Hons.), M.A.	P O Box 900	
Telephone (+264 61) 207 7111	General Manager	Telephone (+264 63) 24 0999	
Fax (+264 61) 207 7205	**J W B le Roux**	Fax (+264 63) 24 2300	
	*A Lombard	**Oshakati**	**E Venter**
	*C Straus	P O Box 15372	
	*H Zapke	Telephone (+264 65) 22 2841	
	*A Puriza	Fax (+264 65) 22 2700	
		Otjiwarongo	**R Viviers**
		P O Box 1396	
		Telephone (+264 67) 30 3630	
		Fax (+264 67) 30 3246	
		Walvis Bay	**R Lotriet**
		P O Box 656	
		Telephone (+264 64) 20 2635	
		Fax (+264 64) 20 3183	

RM Insurance Company (Private) Limited – Zimbabwe

Branch	General Manager
P O Box 3599	**D M Muthe,** M.B.A., A.C.I.I.
Harare	
Telephone (+2634) 75 8954	
Fax (+2634) 75 9700	

WEBSITE: www.mf.co.za
E-mail: investor@mf.co.za

**Manager*

Shareholders' diary

Annual General Meeting	**3 May 2005**
Announcement of interim results	**25 July 2005**
Financial year-end	**31 December**
Announcement of annual results	**February 2006**

Dividend number 70

Dividend as at 31 December declared	**8 February 2005**
Last date to trade cum dividend	**11 March 2005**
Share trade ex-dividend	**14 March 2005**
Record date	**18 March 2005**
Dividend payable	**22 March 2005**
Last date for shareholders to register	**18 March 2005**
Dematerialisation of shares prohibited	**14 to 18 March 2005, both days inclusive**

Dates are subject to change.

Notice to shareholders

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

Mutual & Federal Insurance Company Limited
(Incorporated in the Republic of South Africa)
(Registration number 1970/006619/06)
JSE share code: MAF NSX share code: MTF ISIN: ZAE000010823
("Mutual & Federal" or "the company")

Notice to shareholders

Notice is hereby given that the thirty-fourth annual general meeting of shareholders of Mutual & Federal will be held on the 4th floor, Mutual & Federal Centre, 75 President Street, Johannesburg, at 10:00 on Tuesday, 3 May 2005 for the following purposes:

1. *To receive and adopt the annual financial statements and reports for the year ended 31 December 2004.*

2. To elect directors of the company.

The following directors retire in accordance with the company's articles of association and being eligible, offer themselves for re-election:

(a) B Campbell
(b) R M Head
(c) R P Menell
(d) E P Theron
(e) R A Williams

A brief curriculum vitae in respect of each director referred to above appears on pages 34 to 35 of this annual report.

3. To re-appoint KPMG Inc. as auditors of the company.

4. To approve the remuneration of non-executive directors, in accordance with the provisions of article 69 of the company's articles of association until such time as it be further amended by the company in general meeting and with effect from 1 January 2005 as follows:

4.1 Chairman of the company – R225 000 per annum
4.2 Deputy Chairman of the company – R180 000 per annum
4.3 Non-executive directors – R90 000 per annum

5. To place under the control of the directors of the company by way of a general authority all of the authorised but unissued shares in the share capital of the company in terms of clause 4 of the articles of association and section 221(2) of the Companies Act, 1973 (Act 61 of 1973) as amended ("the Act") with the power to allot and issue them at their discretion subject to section 221(3) of the Act and the JSE Securities Exchange South Africa ("JSE")

Listings Requirements. The issuing of shares granted under this authority will be limited to Mutual & Federal's existing contractual obligations to issue shares, any scrip dividend and/or capitalisation award, and shares required to be issued for the purpose of carrying out the terms of the Mutual & Federal share incentive scheme.

As special business to consider and, if deemed fit, pass with or without modification, the following resolution:

6. Ordinary resolution

"**Resolved that** the directors of the company are hereby authorised by way of a general authority, to issue all or any of the authorised but unissued shares in the capital of the company for cash, as and when they in their discretion deem fit, subject to the Act, the articles of association of the company, the JSE Listings Requirements, when applicable, and the following limitations, namely that:

- the equity securities which are the subject of the issue for cash must be of a class already in issue, or where this is not the case, must be limited to such securities or rights that are convertible into a class already in issue;
- the authority shall be valid until the date of the next annual general meeting of the company, provided it shall not extend beyond 15 months from the date of this general meeting;
- a paid press announcement giving full details, including the impact on net asset value and earnings per share, will be published after any issue representing, on a cumulative basis within any one financial year, 5% or more of the number of shares in issue prior to such issue;
- issues in terms of this authority will not exceed 10% in the aggregate of the number of ordinary shares in the company's issued share capital in any one financial year. The number of ordinary shares which may be issued shall be based on the number of ordinary shares in issue, added to those that may be issued in future (arising from the conversion of options/convertibles) at the date of such application, less any ordinary shares issued, or to be issued in future arising from options/convertible ordinary shares issued during the current financial year; plus any ordinary shares to be issued pursuant to a rights issue which has been announced, is irrevocable and is fully underwritten, or an acquisition which has had final terms announced;
- in determining the price at which an issue of shares will be made in terms of this authority the maximum discount permitted will be 10% of the weighted average traded price of such shares, as determined over a 30-day period prior to the date that the price of the issue is determined or agreed by the directors; and
- any such issue will only be made to public shareholders as defined in paragraphs 4.26 and 4.27 of the JSE Listings Requirements and will not be made to a related party as defined in the JSE Listings Requirements.

In accordance with the JSE Listings Requirements, this ordinary resolution will require to be approved by a 75% majority of votes cast by members present or represented by proxy at the annual general meeting.

Voting and proxies

Any member entitled to attend and vote at the meeting is entitled to appoint one or more proxies to attend, speak and vote in his stead. The proxy so appointed need not be a member of the company. A form of proxy is attached for the convenience of any certificated shareholder and own name registered dematerialised shareholder who cannot attend

Notice to shareholders

the meeting, but who wishes to be represented thereat. In order to be valid, duly completed proxy forms should be forwarded to reach the transfer secretaries, Computershare Investor Services 2004 (Pty) Limited, Ground Floor, 70 Marshall Street, Johannesburg, 2001 (P O Box 61051, Marshalltown, 2107) by no later than 10:00 on Friday, 29 April 2005.

Shareholders who have dematerialised their shares through a Central Securities Depository Participant ("CSDP") or broker, other than own name registered dematerialised shareholders, and who wish to attend the annual general meeting must request their CSDP or broker to issue them with the necessary authority to attend. Should shareholders who have dematerialised their shares, other than own name registered shareholders, wish to vote by proxy, they must provide their CSDP or broker with their voting instructions in terms of the custody agreement entered into between the dematerialised shareholders and their CSDP or broker.

By order of the board

G M Benton
Company Secretary

Company Secretary:	G M Benton, B.A.(Hons.), C.A.(S.A.), F.C.A. (U.K.)
Address and registered office:	19th floor, Mutual & Federal Centre 75 President Street, Johannesburg, 2001, South Africa P O Box 1120, Johannesburg, 2000
Auditors:	KPMG Inc.
Bankers:	First National Bank of Southern Africa Limited Nedbank Limited The Standard Bank of South Africa Limited
Transfer secretaries:	Computershare Investor Services 2004 (Pty) Limited 70 Marshall Street, Johannesburg, 2001 P O Box 61051, Marshalltown, 2107
Sponsor:	Nedbank Capital, a division of Nedbank Limited 135 Rivonia Road, Sandown, 2196

Johannesburg
8 February 2005

Proxy form

Mutual & Federal Insurance Company Limited
(Incorporated in the Republic of South Africa)
(Registration number 1970/006619/06)
JSE share code: MAF NSX share code: MTF ISIN: ZAE000010823
("Mutual & Federal" or "the company")

For use by certificated and own name registered dematerialised shareholders at the thirty-fourth annual general meeting of the company to be held on the 4th floor, Mutual & Federal Centre, 75 President Street, Johannesburg, at 10:00 on Tuesday, 3 May 2005.

Shareholders who have dematerialised their shares through a Central Securities Depository Participant ("CSDP") or broker, other than own name registered dematerialised shareholders, and who wish to attend the annual general meeting must request their CSDP or broker to issue them with the necessary authority to attend. Should shareholders who have dematerialised their shares, other than those with own name registration, wish to vote by proxy, they must provide their CSDP or broker with their voting instructions in terms of the custody agreement entered into between the dematerialised shareholders and their CSDP or broker.

I/We ______________________________

of ______________________________

being a member(s) of Mutual & Federal Insurance Company Limited, holding [ ] ordinary shares

hereby appoint ______________________________

of ______________________________

or failing him ______________________________

of ______________________________

or failing him, the Chairman of the meeting as my/our proxy to vote for me/us and on my/our behalf at the annual general meeting of the company to be held on Tuesday, 3 May 2005 and at every adjournment thereof.

Please indicate how you wish your proxy to vote by placing a cross in the box which applies:

	For	Against	Abstain
1. To receive and adopt the annual financial statements			
2. To re-elect directors of the company by single resolution			
3. To re-appoint KPMG Inc. as auditors			
4. To approve the following directors' remuneration: 4.1 Chairman of the company – R225 000 per annum			
4.2 Deputy Chairman of the company – R180 000 per annum			
4.3 Non-executive directors – R90 000 per annum			
5. To place unissued shares under the control of the directors			
6. To grant the directors authority to issue shares for cash			

If no voting instructions are given, the proxy will be entitled to vote or to abstain at his discretion.

Signature ______________________ Date ______________

Assisted by me, her husband ______________________________

(If applicable)

Notes to the proxy form

1. Any alteration or correction made to this form of proxy, other than the deletion of alternatives, must be initialled by the signatory(ies).

2. A member entitled to attend and vote may insert the name of a proxy or the names of two alternative proxies of the member's choice in the space provided, with or without deleting "the Chairman of the annual general meeting". A proxy need not be a member of the company. The person whose name stands first on the form of proxy and who is present at the meeting will be entitled to act as proxy to the exclusion of those whose names follow.

3. A member is entitled to one vote on a show of hands and, on a poll, one vote in respect of each share held. A member's instructions to the proxy must be indicated by inserting the relevant number of votes exercisable by the member in the appropriate box(es). Failure to comply with this will be deemed to authorise the proxy to vote or to abstain from voting at the annual general meeting as he/she deems fit in respect of all the member's votes.

4. A vote given in terms of an instrument of proxy shall be valid in relation to the annual general meeting notwithstanding the death of the person granting it, or the revocation of the proxy, or the transfer of the shares in respect of which the vote is given, unless an intimation in writing of such death, revocation or transfer is received by the Company Secretary not less than 48 hours before the commencement of the annual general meeting (excluding Saturdays, Sundays, and public holidays).

5. The Chairman of the annual general meeting may reject or accept any form of proxy which is completed and/or received other than in compliance with these notes.

6. The completion and lodging of this form of proxy will not preclude the relevant member from attending the meeting and speaking and voting in person thereat to the exclusion of any proxy appointed in terms hereof, should such member wish to do so.

7. Documentary evidence establishing the authority of a person signing the form of proxy in a representative capacity must be attached to this form of proxy, unless previously recorded by the company or unless this requirement is waived by the Chairman of the annual general meeting.

8. A minor or any other person under legal incapacity must be assisted by his/her parent or guardian, as applicable, unless the relevant documents establishing his/her capacity are produced or have been registered by the company.

9. Where there are joint holders of shares:
   - any one holder may sign the form of proxy;
   - the vote(s) of the senior members (for that purpose seniority will be determined by the order in which the names of members appear in the company's register of shareholder(s)) who tender a vote (whether in person or by proxy) will be accepted to the exclusion of the vote(s) of the other joint member(s).

10. Forms of proxy must be lodged with the transfer secretaries,
    Computershare Investor Services 2004 (Pty) Limited, 70 Marshall Street, Johannesburg, 2001
    (P O Box 61051, Marshalltown, 2107)
    to be received by no later than 10:00 on Friday, 29 April 2005.

Reporting of fraud and corruption

Mutual & Federal subscribes to Tip-offs Anonymous, an independently managed ethics and fraud hotline. To report any suspicion of fraud or unethical behaviour contact:

Toll free no: 0800 006 930
Toll free fax no: 0800 007 788

Free post: DN 298
Umhlanga Rocks
4320

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MUTUAL & FEDERAL

Authorised Financial Services Provider